6/19


06015068

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Dia Bras Exploration Inc

*CURRENT ADDRESS: 630 René-Lévesque Blvd. West
Suite 2930
Montreal, Quebec H3B 1S6
Canada

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
JUL 14 2006
THOMSON FINANCIAL

FILE NO. 82- 34990 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A	(PROXY)	☐		

OICF/BY: EBS

DAT : 7/12/06


DIA BRAS
exploration

DIA BRAS EXPLORATION INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006

MANAGEMENT DISCUSSION AND ANALYSIS

This management discussion and analysis ("MD&A") follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the audited consolidated financial statements for the nine-month period ended March 31, 2006 and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

1.1 YEAR END AND DATE OF MD&A

In 2005, the Company changed its year end from March 31 to December 31 to coordinate with the statutory year end of its Mexican subsidiaries. The MD&A for the three-month period ended March 31, 2006 is as of May 29, 2006.

1.2 FORWARD LOOKING STATEMENTS:

The MD&A contains forward-looking statements that express, as at the date of thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward looking statements are reasonable, but involve a number of risks and uncertainties and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcome and results may differ materially from those expressed in these forward looking statements and readers should not place undue reliance on such statements.

1.3 NATURE OF ACTIVITIES AND OVERALL PERFORMANCE:

Dia Bras Exploration Inc. (the "Company") is a mining exploration company with rights and options on 18 properties covering 7,646 hectares in the State of Chihuahua in Mexico.

During the three-month period ended March 31, 2006, the Company continued its pilot mining program at the Bolivar mine property. The program provides essential data on mining, transport and milling costs, logistics, ore grade, mill recovery performance and metallurgy, as part of the pre-feasibility study undertaken at the Bolivar mine property. The short term objectives of the pilot mining program is to generate sufficient cash flows from the production of zinc and copper concentrates to finance the development and exploration program at the Bolivar mine and elsewhere in the Bolivar project. The pilot program started generating positive cash-flow in December 2005 and continued throughout the first quarter of 2006.

Base metal prices continued their spectacular rise during the quarter.

The Company has just completed its most productive quarter since the start, in February 2005, of its pilot mining program, producing concentrate of US$ 5.3 M in value including the March 2006 production estimated at US$ 2.37 M. The Q1 production exceeds the forecast of US$ 4.0 M due to higher zinc grade mined and to higher market prices for both zinc and copper over that period.

Bolivar Mine Pilot Program
Summary of the First Quarter 2006

Ore processed			Tonnes	Total Production Value US $ (Million)	Production cost US $ (Million)
Actual			22,469	5.3	2.4
Forecast			22,500	4.0	2.5
Over (under)			(31)	1.3	0.1
Zinc	**Grade Average**	**Recovery Rate**	1.3	**Production value in US$ (million)**	
Actual	13.62%	92.12%	4,898	3.7	
Forecast	11.00%	85.00%	3,700	2.6	
Over (under)	2.62%	7.12%	1,198	1.1	
Copper	**Grade Average**	**Recovery Rate**	**Cu Concentrate Production in DMT**	**Production value in US$ (million)**	
Actual	2.50%	78.04%	1,483	1.6	
Forecast	2.60%	75.00%	1,600	1.4	
Over (under)	(0.1%)	3.04%	(117)	0.2	

The following table presents average data per tonne processed in the pilot mining program for the three-month period ended March 31, 2006:

	US$
Net smelter revenue	234.70
Direct operating cash costs	104.60
Gross margin before amortization	130.10

Bolivar mine property

During the quarter, the Bolivar property remained the main exploration target in the Cieneguita region where the Company has spent close to $5 million in property costs and exploration and development expenses.

During the month of March 2006, the company processed 7,983 dry metric tonnes (DMT) (its best monthly performance) of ore at its Malpaso Mill facility, for a total of 22,461 DMT processed for the quarter ended March 31, 2006 (22,500 DMT forecasted tonnage). Since the capacity was increased to 300 tpd in the last quarter of 2005, the Malpaso Mill has been running smoothly. Fine tuning performed since that time has allowed the mill to process over 350 DMT per day on several occasions during the quarter.

At the end of 2005, mining activities started on level 1 of Brecha Linda, a zone of high grade zinc and copper mineralization. Currently, the ore processed at the mill comes from working stopes at the Brecha Linda and also from the Foto zone on level 4. Grades average 13.5% zinc and 2.4% for copper since the beginning of 2006.

Acquisition of Malpaso Mill

In September 2005, the Company exercised its option to acquire the Malpaso mill via the acquisition, through an agent, of the shares of Compania Minera Metalurgica Malpaso S. de R.L. de M.I. ("CMMM"), a Mexican company. As at March 31, 2006, the acquisition is yet to be completed. However, the Company controls all levels of operations at the mill. Since the start-up of the pilot program, the mill capacity has been increased from 100 tpd to 300 tpd, its current level of operations. It is expected that the mill will process a monthly average of 7,500 tonnes in 2006. Plans are to increase the capacity to 600 tpd by the end of 2006.

Promontorio Property

At the end of the quarter the Company was preparing to resume exploration work at Promontorio. A six-hole drilling campaign, as part of the exploration program recommended by Roscoe Postle Associates in their February 2005 43-101 Report, has just been completed in mid-May. The Company is awaiting final results from assays which should be published shortly.

1.4 SELECTED ANNUAL INFORMATION:

	Nine-month period ended December 31,	Year ended March 31	
	2005	2005	2004
	$	$	$
Sales of concentrate i)	5,562,402	-	-
Write-off of mining assets	557,588	481,706	-
Net loss	2,096,165	2,095,804	1,176,702
Net loss per share	0.04	0.05	0.05
Total assets	25,420,216	20,668,572	11,910,623
Working capital	4,291,813	3,649,779	8,139,983
Cash and cash equivalents	3,541,961	2,954,870	4,707,091

i) In accordance with its accounting policy, revenue from the sales of concentrate produced from the pilot-mining before commencement of commercial production is recorded as a reduction of deferred exploration expenses, and therefore does not appear in the Consolidated Statements of Operations and Deficit.

1.5 RESULTS OF OPERATIONS:

Corporate

During the three-month period ended March 31, 2006, the Company incurred a net loss of $490,467 (<$0.01 per share) compared to a net loss of $496,456 ($0.01 per share) for the three-month period ended March 31, 2005. The loss includes a stock-based compensation non cash cost of $234,685 relating to the accounting cost of options vested during the period ($ 115,466 in 2005). Since the start of 2006, the company has been very active in promoting its activities and meeting with financial institutions in Toronto, Calgary, Vancouver and Montreal. It participated in the PDAC mining show held in Toronto in March 2006 and will continue to be active in regards throughout the year.

Administrative expenses also increased compared to the same period in 2005 as the Company increased the number of its full time employees in Q3-2005.

Total interest income increased in the quarter compared to the same period in 2005 as the Company maintained a constant level of cash during the quarter.

Results of the pilot-mining program at Bolivar

In March, the pilot program completed its fourth consecutive month of positive operating cash flow. Total sales of concentrate amounted to $6,129,281 and exceeded forecast as zinc and copper prices continued to rise during the period. Total direct cash operating costs for the quarter amounted to $2.5 M. Cash flow from pilot mining was used in the exploration and development of the property. All concentrates produced were delivered and sold to MRI Trading AG pursuant to a standard concentrate purchase agreement. Sales proceeds are normally received within 48 hours of the billing.

There were no revenues from the pilot mining program during the three-month period ended March 31, 2005, since the program at Bolivar had just started.

The Company is not considered to be in commercial production since proven reserves have yet to be confirmed and the economic status of the project has not been established.

1.6 SUMMARY OF QUARTERLY RESULTS :

Quarter ended	Net loss $	Net loss per share $
March 31, 2006	490,467	<0.01
December 31, 2005	1,287,232	0.02
September 30, 2005	471,501	0.01
June 30, 2005	337,432	0.01
March 31, 2005	496,456	0.01
December 31, 2004	1,201,814	0.02
September 30, 2004	254,940	0.01
June 30, 2004	142,594	0.01

Between September 2003 and December of 2004, the Company raised over $21 million through private placement financings to initiate and then expand the exploration activities in Mexico. With the availability of funds, the Company increased personnel and consulting assistance in management and business development activities. During 2005, staff level was increased at the Montreal head office to the increasing work load.

1.7 LIQUIDITY:

As at March 31, 2006, the Company has a working capital of $5,276,667 including $3,920,853 in cash and cash equivalent compared to $4,291,813 as at December 31, 2005, including $3,541,961 in cash and cash equivalent. This level of working capital is adequate to support current level of operations. The working capital and cash improvement is due to the Bolivar Pilot mining program during the quarter.

As at March 31, 2006, sales tax and other receivables amount to $1,421,798 ($1,037,122 as at December 31, 2005) and are mostly comprised of Mexican recoverable input tax credit. The Company is still facing delays in recovering the IVA (local sales tax) and with increasing activities monthly recovery filings are obviously larger in value. The Company is regularly monitoring with local Mexican IRL authorities which they have met on several occasions during the quarter to follow-up on new specific audit requests.

Accounts payable and accrued liabilities amount to $762,204 ($771,264 as at December 31, 2005) and include an obligation of $145,875 (US$125,000) related to the acquisition of the shares of CMMM. This amount will be paid in monthly installments of US$25,000 until August 2006.

1.8 CAPITAL RESOURCES, INVESTING AND FINANCING ACTIVITIES:

The availability of funds is highly dependent on the capital markets. The main sources of financing of the Company are the issuance of equity shares and the sale of concentrates. During the quarter, the company did not complete any private placement.

During the quarter, the Company exercised 666,666 warrants to purchase 666,666 common shares of Ecu Silver Mining Inc. at a price of $0.39 per share for a total amount $260,000. The Company disposed of its total investment realizing a gain on disposal of $152,800.

In November 2005, the Company completed private placements totalling $4.5 million. The net proceeds were used to upgrade the Malpaso mill - increasing the capacity by about 10% and improving the recovery and the quality of the zinc and copper concentrates produced. Capital was also expended on mine development, transportation upgrade and to cover operating expenses while concentrate production increases on the pilot-mining program at the Bolivar mine.

The Company expects to self-finance its exploration and development effort at the Bolivar project with the cash flow generated from its pilot-mining program at the Bolivar mine.

The Company remains open to favorable opportunities on the capital markets to finance acquisitions and development that would help support the company's growth.

1.9 FINANCIAL COMMITMENTS:

The Company's financial commitments are as follows:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is prorated between the three companies on the basis of the space used.
- In order to exercise its various options on the properties, the Company will have to make the following payments:

2006	US$395,000
2007	US$387,500
2008	US$450,000
2009	US$3,062,500

1.10 OFF-BALANCE:

The Company did not enter into any off balance sheet arrangement.

1.11 RELATED PARTY TRANSACTIONS:

During the period, the Company paid for services provided by companies controlled by officers of the Company. Those services relating to project management and corporate activities are essential to the Company and reflect their actual market value.

1.12 CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION:

There were no changes in accounting policies

1.13 CRITICAL ACCOUNTING POLICIES:

Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant areas where management judgment is applied are asset valuations, contingent liabilities and future income taxes. Actual results could differ from those estimates and such differences could be material.

Mining assets:

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, exploration building and equipment, supply inventories that will be used for exploration, and deposits on future mining assets. All costs directly related projects are capitalized. Exploration expenses are deferred until the economic viability of the project has been established, at which time the expenses are added to mining properties, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrate from the pilot mining program before commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred under the terms of the arrangement;
- The price is fixed or determinable; and
- Collection is reasonable assure.

The inventory from pilot mining is recorded at the lower of cost and net realizable value.

1.14 FINANCIAL INSTRUMENTS AND OTHER:

The Company does not use financial or other instruments.

1.15 RISK AND UNCERTAINTIES:

Business risk:

The exploration for and development of mineral deposits involve significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are in the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

Land title:

The Company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

Capital needs:

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current source of future funds available to the Company is the sale of additional equity capital and the borrowings of funds. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

Regulation and Environmental Requirements:

The activities of the Company require permits from various governmental authorities and are governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

Commodity prices:

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company operations. The market price of the Company's common shares, its financial results and its exploration, development and mining activities may be significantly adversely affected by declines in the price of precious or base minerals.

Uninsured Risks:

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods and earth quakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Foreign exchange rate risk:

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. It buys its currencies based on its exploration budget.

Interest rate risk:

The Company's receivable, tax and other receivables and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents bear interest at variable rates. The short term deposit and the obligation related to assets under capital lease bear interest at a fixed rate.

1.16 OUTLOOK :

The Company wants to take advantage of its well established situation in Mexico, mostly in the Chihuahua region, and is therefore keeping well aware of any opportunities that may arise.

Despite a recent decline in prices for base metal, copper and zinc market prices remain very strong. Zinc is currently trading around US$1.68/lb and copper around US$3.70/lb. With current access to high grade ore and with improved and efficient milling facilities, the Company is still in excellent position to benefit from the current high prices.

The Company currently has a working capital of approximately $5.5 million. The Company remains open to favorable opportunities on the capital markets to finance potential acquisitions and development of its projects, including the increase in the capacity of the Malpaso mill, in order to help support the company's growth.

The objectives for 2006 are as follows:

- Bolivar Pilot mining program

  Mine and process between 85,000 and 90,000 tonnes of ore averaging 11.0% Zn and 2.5% Cu.
- Increase the Malpaso Mill capacity to 600 tpd by the end of 2006.
- Define sufficient resources at Bolivar to commission a feasibility study that will give us the parameters for eventual full-scale production, including construction of an appropriately sized mill on site.
- Analyse results from the Promontorio drilling campaign and evaluate the next step in developing the property potential with internal financial and technical resources, or through joint ventures or partnership.
- Evaluate, and if warranted, acquire projects with a history of small-scale production in the Sierra Madre district in the perspective of contributing to the Company's mid and long term growth.

1.17 OTHER REQUIREMENTS IN THE MANAGEMENT DISCUSSION AND ANALYSIS:

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 - SECTION 5.3

Analysis of cost and deferred exploration expenses*

	Three-month period ended March 31, 2006 $	Three-month period ended March 31, 2005 $
Balance at beginning of period	13,537,347	8,106,373
Property acquisition and related costs	218,124	107,168
Sampling	74,686	74,935
Geology consulting and management	265,957	65,756
Geophysical survey	6,646	21,092
Drilling and mining development	1,235,151	595,749
Pilot milling	607,442	335,393
Supervision and local administrative costs	301,388	327,507
Transportation	1,445,026	498,878
Camp costs and food	305,739	24,514
Capitalized amortization of exploration building and equipment	291,464	57,759
Stock compensation costs	228,846	183,779
	4,980,469	2,292,530
Write-off of mining assets	-	(201,128)
Sale of concentrate	(6,129,281)	-
	(1,148,812)	2,091,402
Balance at end of the period	12,388,535	10,197,775

* The majority of the above costs other than property costs have been incurred on the Bolivar mine.

(ii) National instrument 51-102 - Section 5.4

Disclosure of Outstanding Securities as at May 29, 2006

Common shares: 81,847,686

Warrants: (each warrant entitles the holder to purchase one common share of the Company at the exercise price indicated until expiry date): 12,002,068

Number of warrants	Exercise price	Expiry date
12,002,068	$0.90	November 2006

Options outstanding: 7,132,333

Number of options	Exercise price	Expiry date
855,000	$0.85	October 2008
40,000	$1.30	January 2009
1,217,000	$0.75	August 2009
500,000	$0.75	February 2010
1,695,333	$0.30	September 2010
125,000	$0.22	September 2010
2,700,000	$0.40	February 2011

Corporate Information

Corporate Head Office

630 René-Lévesque Blvd. West
Suite 2930
Montréal (Québec) H3B 1S6

Telephone: (514) 393-8875
Fax : (514) 866-9857

Ticker symbol

TSX Venture Exchange TSX
Symbol : DIB

Auditors

PRICEWATERHOUSECOOPERS LLP
1250, boulevard René-Lévesque Ouest
Bureau 2800
Montréal (Québec)
H3B 2G4

Registrar and Transfert Agent

Computershare Trust Company of Canada

Investor Relations

Nicole Blanchard
Managing Partner
Sun International Communications

Telephone: (450) 627-6600

Email : nicole.blanchard@suncomm.com

Chief financial officer

Léonard Teoli
Téléphone : (514) 393-8875 # 226

Website

www.diabras.com

Board of Directors

Thomas L. Robyn,
Executve Chairman

James A. Culver

Réjean Gosselin

Robert D. Hirsh

Philip Renaud

André St-Michel

Officers

Thomas L. Robyn, Ph.D.
Executive Chairman

Réjean Gosselin, M. Sc.
President and Chief Executive Officer

André St-Michel, P.Eng. M.Sc.
Executive Vice-President and
Chief Operating Officer

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre
Secretary



630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514 393-8875
Télécopieur : (514) 866-6193

Form 52-109F1 – Certification of Interim Filings

I, **RÉJEAN GOSSELIN**, Chief Executive Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of **DIA BRAS EXPLORATION INC.** (the issuer) for the three-month period ended March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

Date: May 29, 2006.

RÉJEAN GOSSELIN
President and Chief Executive Officer



630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514 393-8875
Télécopieur : (514) 866-6193

Form 52-109F1 – Certification of Interim Filings

I, **LEONARD TEOLI**, Chief Financial Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of **DIA BRAS EXPLORATION INC.** (the issuer) for the three-month period ended March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

Date: May 29, 2006.

LEONARD TEOLI
Chief Financial Officer


RECEIVED
JUN 19 A 10:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


DIA BRAS
exploration

DIA BRAS EXPLORATION INC.

Interim Consolidated Financial Statements

First Quarter ended March 31, 2006

(UNAUDITED)

Dia Bras Exploration Inc.

Consolidated Balance Sheets (unaudited)

	As at March 31, 2006 $	As at December 31, 2005 $ (audited)
Assets		
Current assets		
Cash and cash equivalents	3,920,853	3,541,961
Short-term deposit, maturing August 29, 2006, bearing interest at 1.5% per annum (as at March 31, 2005 – maturing August 31, 2005 and bearing interest at 1.5%)	25,000	15,000
Receivable	658,000	327,000
Sales tax and other receivables	1,421,798	1,037,122
Inventories from pilot mining program (note 4)	28,964	142,239
Temporary investment (note 5)	-	42
Prepaid expenses	75,000	94,048
	6,129,615	5,157,412
Mining assets (note 6)	18,870,853	19,912,804
Deferred costs – Advance on royalty payment (note 7)	350,000	350,000
	25,350,468	25,420,216
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	762,204	771,264
Current portion of obligation related to assets under capital lease (note 8)	90,744	49,335
Income taxes payable	-	45,000
	852,948	865,599
Obligation related to assets under capital lease (note 8)	93,830	157,928
Future income tax liabilities	397,600	397,600
	1,344,378	1,421,127
Shareholders' Equity		
Share capital (note 9)	26,955,538	26,921,601
Warrants (note 10)	2,880,496	2,880,496
Contributed surplus (note 12)	5,265,771	4,802,240
Deficit	(11,095,715)	(10,605,248)
	24,006,090	23,999,089
	25,350,468	25,420,216

Approved by the Board of Directors

(s) Thomas L. Robyn Director (s) Philip Renaud

Dia Bras Exploration Inc.

Consolidated Statements of Operations and Deficit (unaudited)

	For the three-month period ended March 31, 2006 $	For the three-month ended March 31, 2005 $
Income		
Interest income and other	18,875	-
Gain on disposal of temporary investment (note 5)	152,800	38,285
Gain on currency exchange	-	51,902
	171,675	90,187
Expenses		
Administrative expenses	139,186	66,513
Professional and consulting fees	83,607	62,548
Information to shareholders and trustee fees	73,334	33,064
Business development	61,610	54,113
Stock-based compensation costs (note 11)	234,685	115,466
Amortization and write-off of property, plant and equipment	-	1,729
Amortization and write-off of intangible asset – Licence	-	6,249
Write-off of mining assets – Costs and deferred exploration expenses (note 6(a)(iii) and (vi)	-	201,128
Write-down of temporary investment	-	45,833
Loss on currency exchange	69,720	-
	662,142	586,643
Net loss for the period	490,467	496,456
Deficit – Beginning of period	(10,605,248)	(7,972,100)
Share and warrant issue expenses	-	-
Deficit – End of period	(11,095,715)	(8,468,556)
Basic and diluted net loss per share	-	0.01
Basic and diluted weighted average number of outstanding shares	81,739,639	51,161,921

Dia Bras Exploration Inc.

Consolidated Statements of Cash Flows (unaudited)

	For the three-month period ended March 31, 2006 $	For the three-month period ended March 31, 2005 $
Cash flows from		
Operating activities		
Net loss for the period	(490,467)	(496,456)
Adjustments for		
Gain on disposal of temporary investment	(152,800)	-
Stock-based compensation costs	234,685	115,466
Amortization and write-off of property, plant and equipment	-	1,729
Amortization and write-off of intangible asset – Licence	-	6,249
Write-off of mining assets – Costs and deferred exploration expenses	-	201,128
Write-down of temporary investment	-	45,833
Unrealized (gain) loss on currency exchange	69,720	(51,902)
	(338,862)	(177,953)
Changes in non-cash working capital items (note 15)	(327,168)	(152,962)
	(666,030)	(330,915)
Financing activities		
Payment of obligation related to asset under capital lease	(22,689)	-
Share capital issued (note 9)	33,937	114,750
	11,248	114,750
Investing activities		
Increase in mining assets	(4,858,484)	(3,213,577)
Proceeds from sales of concentrate	5,798,281	-
Disposal (purchase) of property, plant and equipment	-	(20,757)
Decrease (Purchase) in short-term deposit	(10,000)	-
Acquisition of temporary investment	(260,000)	-
Disposal of temporary investment	412,842	-
	1,082,639	(3,234,334)
Translation adjustments on cash and cash equivalents	(48,965)	(27,021)
Increase (decrease) in cash and cash equivalents during the period	378,892	(3,477,520)
Cash and cash equivalents – Beginning of period	3,541,961	6,432,390
Cash and cash equivalents – End of period	3,920,853	2,954,870

1 Nature of operations

The Company was incorporated under the Canada Business Corporations Act on April 11, 1996.

The Company has mining rights options to acquire interests in mining properties located in the Chihuahua District of Mexico which are presently at the exploration stage. Until it is determined that the properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, as well as future profitable production or alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

At the Bolivar mine property, the Company began, in 2005, a pilot mining program as part of a pre-feasibility study. However, the Company is not considered to have reached a level of commercial production.

In accordance with industry standards for properties at that stage of exploration, the Company has taken reasonable measures to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers, and title may be affected, among other things, by undetected defects.

In 2005, in order to align its year-end with those of its Mexican subsidiaries, the Company has changed its year-end from March 31st to December 31st.

2 Significant accounting policies

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries, Dia Bras Mexicana S. de R.L. de C.V., Servicios de Minería de la Sierra S. de R.L. de C.V., and Nichromex S. de R.L. de C.V.

Asesores Administrativos y Recursos Humanos S. de R.L. de C.V. and Compañía Minera Metalúrgica Malpaso S. de R.L. de M.I. are consolidated in the accounts of the Company as they are variable interest entities ("VIE") and the Company is the primary beneficiary of these two entities.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are asset valuations, contingent liabilities and future income taxes. Actual results could differ from those estimates and such differences could be material.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances and short-term liquid investments with original maturities of three months or less.

Temporary investment

The temporary investment is recorded at the lower of cost and quoted market value.

Inventories from pilot mining

Inventories from pilot mining consist of ore and concentrate which are recorded at the lower of cost and net realizable value.

Mining assets

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, exploration building and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

Costs and deferred exploration expenses

Exploration costs are deferred until the economic viability of the project has been established, at which time costs are added to mining properties, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrate from the pilot mining program before commencement of commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

Exploration building and equipment

The exploration building and equipment are recorded at cost.

Amortization of the exploration building and equipment is capitalized as deferred exploration expenses when related to a specific project. Amortization is computed using the following methods and rates or period:

	Method	Rate/Period
Building	Declining balance	10%
Equipment and rolling stock	Declining balance	30%
Computers and office furniture	Straight-line	3 years

Supplies inventory

Supplies inventory is recorded at the lower of cost and replacement value.

Deferred costs – Advance on royalty payment

Deferred costs in reference to the Nichromet licence are recorded at cost. They will be expensed as royalty payments when mineral production on properties covered by the agreement begins, on the basis of a 1% net smelter return royalty, or written off if the technology covered by the Nichromet licence is lost for non-performance.

Stock option plan and stock-based compensation costs

The Company applies the fair value method to account for options granted to its employees, officers, directors and consultants. Any consideration paid on exercise of stock options is credited to share capital. The stock-based compensation cost is stated as per the periods of option acquisition. The contributed surplus resulting from the stock-based compensation is transferred to the declared share capital when the options are exercised.

Foreign currency translation

Foreign currency

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the year-end exchange rates. Other assets and liabilities as well as items from the consolidated statements of operations are translated at the rates of exchange in effect on each transaction date. Gains and losses on translation are included in income.

Foreign operations

The Company's subsidiaries and consolidated VIEs are considered to be integrated. As a result, the accounts of the subsidiaries and VIEs are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are remeasured at the historical rates. Revenues and expenses are remeasured at the average rates for the periods. Gains and losses resulting from remeasurement are reflected in the consolidated statements of operations and deficit.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the accounting and tax bases of assets and liabilities using enacted income tax rates expected to be in effect in the fiscal year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets when it is more likely than not that some or all of such assets will not be realized.

Share and warrant issue expenses

Share and warrant issue costs are accounted for in the year in which they are incurred and recorded as an increase in deficit in the year in which the shares are issued.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the weighted average number of shares outstanding during the year based on the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities.

The diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the stock options and other dilutive securities.

Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted risk-free interest rate.

3 Financial instruments

Fair value

The Company has determined the estimated fair value of its financial instruments based on estimates and assumptions. The actual results may differ from those estimates and the use of different assumptions or methodologies may have material effects on the estimated fair value amounts.

The fair value of cash and cash equivalents, the short-term deposit, the receivable, sales tax and other receivables, and accounts payable and accrued liabilities is comparable to their carrying value due to the relatively short period to maturity of the instruments.

Interest rate risk

The Company's receivable, sales tax and other receivables, and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable rates. The obligation related to the asset under capital lease bears interest at a fixed rate.

Foreign exchange risk

The Company's sales of concentrate and purchases are denominated in foreign currencies, predominantly in U.S. dollars and Mexican pesos. Consequently, certain assets, liabilities and expenses are exposed to currency fluctuations.

4 Inventories from pilot mining program

	As at March 31, 2006 $	As at December 31, 2005 $ (audited)
Ore	5,017	83,921
Concentrate	23,947	58,318
	28,964	142,239

The inventories include only ore and concentrate located at the plant.

5 Temporary investment

	As at March 31, 2006 $	As at December 31, 2005 $ (audited)
Ecu Silver Mining Inc. (as at December 31, 2005 – 166 common shares and quoted market value $73)	-	42

As at December 31, 2005, the Company owned 666,666 warrants of Ecu Silver exercisable at a price of $0.39 per warrant. During the three-month period ended March 31, 2006, the company exercised all the warrants and disposed of all the shares obtained from the exercise of the warrants for a total consideration of $412,800. The Company realized a gain on disposal of $152,800.

During the nine-month period ended December 31, 2005, the Company disposed of 916,500 common shares of Ecu Silver for $254,510. This transaction resulted in a gain on disposal of $26,218.

6 Mining assets

	As at March 31, 2006 $	As at December 31, 2005 $ (audited)
Costs and deferred exploration expenses (a)	12,388,535	13,537,347
Exploration building and equipment (b)	4,982,723	4,979,639
Supplies inventory	1,020,821	1,119,116
Deposits on future mining assets	478,774	276,702
	18,870,853	19,912,804

a) Cost and deferred exploration expenses

	Cost		Deferred exploration expenses		Total	
	As at March 31, 2006 **$**	**As at December 31, 2005** **$** (audited)	**As at March 31, 2006** **$**	**As at December 31, 2005** **$** (audited)	**As at March 31, 2006** **$**	**As at December 31, 2005** **$** (audited)
Mexico (Chihuahua District)						
Bolivar projects (options)						
Bolivar mine (i)	1,622,465	1,433,381	6,439,331	7,858,922	8,061,796	9,292,303
Piedras Verdes (ii)	301,895	301,828	2,072,362	2,072,362	2,374,257	2,374,190
Santa María (iii)	-	-	-	-	-	-
San José (iii)	100,082	74,864	271,504	271,504	371,586	346,368
El Cumbre (vii)	-	-	-	-	-	-
Mezquital	26,173	24,495	99,105	99,105	125,278	123,600
La Cascada	9,226	8,282	133,577	133,577	142,803	141,859
Val	2,624	2,560	100,928	100,928	103,552	103,488
Other	27,748	27,158	33,714	33,714	61,462	60,872
Promontorio projects (options)						
Promontorio and Hidalgo (iv)	136,181	135,702	863,985	811,330	1,000,166	947,032
El Magistral (v)	147,635	147,635	-	-	147,635	147,635
	2,374,029	2,155,905	10,014,506	11,381,442	12,388,535	13,537,347

	For the three-month period ended March 31, 2006 $	For the nine-month ended December 31, 2005 $ (audited)
Balance – Beginning of period	13,537,347	10,197,775
Costs and deferred exploration expenses		
Property acquisition and related costs	218,124	451,263
Sampling	74,686	179,671
Geology consulting and management	265,957	660,598
Geophysical survey	6,646	27,927
Drilling and mining development	1,235,151	1,352,627
Pilot milling	607,442	1,570,210
Supervision and local administrative costs	301,388	1,056,287
Transportation of ore and concentrate	1,445,026	2,530,748
Road	-	41,725
Camp costs and food	305,739	550,053
Capitalized amortization of exploration building and equipment	291,464	833,442
Stock compensation costs (note 11)	228,846	205,011
	4,980,469	9,459,562
Write-off of mining assets – Costs and deferred exploration expenses ((iii) and (vi)	-	(557,588)
Sale of concentrate	(6,129,281)	(5,562,402)
	(1,148,812)	3,339,572
Balance – End of period	12,388,535	13,537,347

Mexico

i) Bolivar mine

In August 2004, the Company entered into a commercial agreement with the owners of the Bolivar mine property (Bolivar III and Bolivar IV (iii)). The agreement provides for the acquisition by the Company of 100% of the Bolivar mine property for a consideration of US$1.2 million payable over a two-year period. The remaining payment is as follows:

	US$
September 2006	162,500

During the three-month period ended March 31, 2006, the Company continued its pilot mining program on the Bolivar mine property. During that period, the Company sold copper and zinc concentrate in the amount of $6,129,281(nil for the three-month period ended March 31, 2005). In accordance with its accounting policy, the amount of sales of concentrate before commencement of commercial production is accounted as a reduction of the deferred exploration expenses.

ii) Piedras Verdes

During the year ended March 31, 2004, the Company entered into an option agreement whereby it would acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. The remaining payment is as follows:

	US$
December 2006	20,000

iii) Santa María and San José projects

In July 2003, the Company entered into an option agreement with El Paso Partners, Ltd. ("EPP") whereby the Company can acquire a cumulative interest of up to 100% in the Santa Maria and San Jose, silver and base metal properties by incurring exploration expenditures of US$4,000,000.

As at December 31, 2005, the Company decided to abandon the Santa María project. Therefore, the scheduled January 2006 payment for the Santa María project was not made and no further payment will be made. Consequently, the Company recorded during the nine-month period ended December 31, 2005, a write-off of mining asset of $403,152.

The remaining payments for the San Jose project as at March 31st, 2006 are as follows:

	San José US$
July 2006	37,500
January 2007	37,500
July 2007	37,500
January 2008	37,500

Starting July 2008, the Company would pay a yearly advance royalty payment of US$62,500.

iv) Promontorio and Hidalgo properties

In May 2004, the Company entered into a purchase option agreement whereby it could earn a 100% interest in the Promontorio and Hidalgo properties by paying the vendors a total of US$3,000,000. The remaining payments are as follows:

	US$
June 2006	100,000
June 2007	150,000
June 2008	150,000
June 2009	2,500,000

v) El Magistral

In November 2004, the Company entered into a purchase option agreement whereby the Company can purchase a 100% interest in the El Magistral property by paying US$1,000,000, including US$50,000 at the signing of the agreement.

The property is subject to a 1.5% NSR, up to a maximum of US$1,500,000.

The remaining payments are as follows:

	US$
November 2006	75,000
November 2007	100,000
November 2008	200,000
November 2009	500,000

vi) El Cumbre

All costs and deferred exploration expenses allocated to those projects amounting to $154,436 were written off during the nine-month period ended December 31, 2005.

b) Exploration building and equipment

	As at March 31, 2006		
	Cost **$**	**Accumulated amortization** **$**	**Net** **$**
Mexico			
Building			
Plant[1]	1,230,255	123,639	1,106,616
Camp	397,346	68,948	328,398
Machinery and equipment	3,092,029	732,163	2,359,866
Computers and office furniture	295,799	113,193	182,606
Rolling stock	1,261,162	452,633	808,529
Rolling stock under capital lease	218,109	21,401	196,708
	6,494,700	1,511,977	4,982,723

	As at December 31, 2005 (audited)		
	Cost **$**	**Accumulated amortization** **$**	**Net** **$**
Mexico			
Building			
Plant[1]	1,236,886	92,729	1,144,157
Camp	397,346	59,725	337,621
Machinery and equipment	2,801,458	579,361	2,222,097
Computers and office furniture	268,828	90,919	177,909
Rolling stock	1,246,615	361,417	885,198
Rolling stock under capital lease	218,109	5,452	212,657
	6,169,242	1,189,603	4,979,639

(1) During the year ended March 31, 2005, the Company entered into an agreement with Compañía Minera Metalúrgica Malpaso S. de R.L. de M.I. ("CMMM") to purchase a mill under a capital lease. The mill is located in the province of Chihuahua and is used by the Company to process its ore and produce its concentrate. During the nine-month period ended December 31, 2005, the Company, through an agent, obtained control of the common shares in CMMM. Furthermore, it was concluded that CMMM is a VIE and that the Company is the primary beneficiary of this VIE because the Company operates and uses all the production capacity of the mill which is the only significant asset of CMMM and assumes all the financial risks of CMMM. Accordingly, CMMM has been consolidated in the financial statements of the Company since September 2005 under the guidance of AcG-15.

In exchange for the control obtained of the common shares in CMMM, the Company advanced to an agent an amount of $504,171 and committed itself to an additional amount of $145,875 (US$125,000). This latter consideration is included in accounts payable and accrued liabilities as at March 31, 2006 ($233,180 (US $ 200,000) as at December 31, 2005).

7 Deferred costs – Advance on royalty payment

On August 26, 2003, the Company acquired from Nichromet, an unrelated entity, the rights of a licence for the use and marketing of a metallurgical extractive technology for Mexico in consideration for a 1% NSR payment on all mineral production using the technology from any of the Company's Mexican properties. As part of the agreement, the Company made a non-refundable royalty advance of $350,000. If the technology covered by the Nichromet licence is lost for non-performance, the deferred costs will be written off.

In addition, the agreement gives the Company the right to act as an agent for the purpose of sourcing the licence to third parties in Mexico. Any consideration received will be shared equally with Nichromet.

During the term, Nichromet has agreed to extend the expiry date of the Nichromet licence to July 29, 2008 on the following basis:

i) If Nichromet builds a pilot plant in Thetford Mines, Quebec, the Company will sell to Nichromet 1,000 tonnes of copper concentrate and 1,000 tonnes of zinc concentrate. The concentrates will be delivered at the Company's expense to the Nichromet plant for processing and Nichromet will pay the Company the same price as that received by the Company when it sells similar concentrates in Mexico.

ii) The Company will be responsible for and pay all costs of the feasibility study to be conducted in connection with processing the concentrates at the Nichromet plant.

iii) After completing the feasibility study, in the event that the Company builds, prior to the expiry date of the Nichromet licence, a commercial plant with a minimum capacity of 100 tonnes per day, the Company will be entitled to a licence with an indefinite term.

8 Obligation related to assets under capital lease

a) Future minimum payments required to satisfy payment terms under a capital lease in each of the next three years are as follows:

	As at March 31, 2005	As at December 31, 2005 (audited)
Years ending December 31, 2006	97,614	130,166
2007	96,599	96,599
2008	66,569	66,569
	260,782	293,334
Less: Interest	76,208	86,071
Total liability (note 8(b))	184,574	207,263
Less: Current portion	90,744	49,335
	93,830	157,928

b) Included in the amount of $184,574 (207,263 as at December 31, 2005) is approximately $42,102 payable in U.S. dollars (US$36,610) ($49 334 - $42 900 US as at December 31, 2005) and $157,929 payable in Mexican pesos (MP$1,330,688).

9 Share capital

Authorized
An unlimited number of common shares without par value

Issued
Changes in the Company's share capital were as follows:

	For the three-month period ended March 31, 2006		For the nine-month period ended December 31, 2005 (audited)	
	Number of shares	Amount $	Number of shares	Amount $
Balance – Beginning of period	81,724,769	26,921,601	51,457,477	20,782,703
Issued and paid in cash (i)	-	-	22,500,000	4,500,000
Issued following exercise of warrants (ii)	-	-	7,767,292	1,638,898
Issued following exercise of stock options	122,917	33,937	-	-
Balance – End of period	81,847,686	26,955,538	81,724,769	26,921,601

i) In November 2005, the Company completed a series of private placements of common shares whereby the Company issued a total of 22,500,000 common shares at a price of $0.20 per share for a total consideration of $4,500,000.

ii) In September 2005, a total of 7,767,292 warrants entitling their holders to purchase 7,767,292 common shares at a price of $0.17 per share were exercised for a total amount of $1,320,439 (for the year ended March 31, 2005, an amount of 3,203,334 purchase warrants was exercised for $712,250).

10 Warrants

Changes in the Company's outstanding common share purchase warrants were as follows:

	For the three-month period ended March 31, 2006		For the nine-month period ended December 31, 2005 (audited)	
	Number of warrants	Amount $	Number of warrants	Amount $
Balance – Beginning of period	12,002,068	2,880,496	29,125,399	6,165,776
Exercised (note 9(ii))	-	-	(7,767,292)	(318,459)
Expired (note 12)	-	-	(9,356,039)	(2,966,821)
Balance – End of period	12,002,068	2,880,496	12,002,068	2,880,496

Outstanding common share purchase warrants, entitling their holders to subscribe to an equivalent number of common shares, were as follows as of March 31, 2006:

Exercise price $	Number of warrants	Expiry date
0.90	12,002,068	November 2006

11 Stock option plan

The Company maintains a stock option plan (the "Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors or consultants options to acquire common shares of the Company on such terms and at such exercise prices as may be determined by the Board. As of March 31st, 2006, the Plan provides that the maximum number of common shares in the capital of the Company that may be reserved for issuance under the Plan shall be equal to 8,100,000 (5,900,000 as of December 31st, 2005) common shares and that the maximum number of common shares which may be reserved for issuance to any one optionee pursuant to a share option may not exceed 5% of the common shares outstanding at the time of grant.

The options must be exercised within five years of grant. The exercise price may not be lower than the market price of the common shares at the time of grant. The options have a vesting period of 18 months: 25% at the date of grant and 12.5% for the following six quarters.

On February 2, 2006, the Board granted a total of 2,700,000 options to purchase common shares of the Company to its directors, officers and employees. The options are exercisable at a price of $0.40 until February 2011.

a) A summary of changes in the Company's stock options outstanding is presented below:

	For the three-month period ended March 31, 2006		For the nine-month period ended December 31, 2005 (audited)	
	Number of options	Average exercise price $	Number of options	Average exercise price $
Beginning of period	4,786,250	0.59	3,046,250	0.79
Granted	2,700,000	0.40	1,940,000	0.29
Exercised	(122,917)	0.28	-	-
Expired or cancelled	(231,000)	0.80	(200,000)	0.85
End of period	7,132,333	0.52	4,786,250	0.59

A summary of options outstanding and exercisable as at March 31, 2006 is presented below:

Exercise Price $	Number of options: Outsanding	Number of options: Excercisable	Expiry date
0.85	855,000	855,000	October 2008
1.30	40,000	40,000	January 2009
0.75	1,217,000	1,217,000	August 2009
0.75	500,000	375,000	February 2010
0.30	1,695,000	675,000	September 2010
0.22	150,000	75,000	September 2010
0.40	2,700,000	675,000	February 2011
	7,132,333	3,912,000	

In accordance with the Canadian Institute of Chartered Accountants Handbook Section 3870, the Company accounted for options granted in the three-month period ended March 31, 2006 and the nine-month period ended December 31, 2005 using the fair value method. Total stock-based compensation costs for the three-month period ended March 31, 2006 amount to $463,531 (for the nine-month period ended December 31, 2005 – $454,819) (note 12), including $228,846 (as at December 31, 2005 – $205,011) capitalized to mining assets as part of the Chihuahua project costs on the basis that the options were granted to officers and consultants involved exclusively in the exploration program in Mexico. The balance of $234,685 (for the nine-month period ended December 31, 2006 – $249,808) was recorded in the consolidated statements of operations and deficit.

The weighted average of estimated fair value of each option granted was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	For the three-month periodended March 31, 2006	For the nine-month period ended December 31, 2005 (audited)
Average dividend per share	Nil	Nil
Estimated volatility	98%	102%
Risk-free interest rate	4.06%	3.5%
Expected life of options granted	4 years	4 years
Option price	$0.40	$0.29
Weighted average of estimated fair value of each option granted	$0.28	$0.21

12 Contributed surplus

	For the three-month period ended March 31, 2006 $	For the nine-month period ended December 31, 2005 $ (audited)
Balance – Beginning of period	4,802,240	1,380,600
Stock-based compensation cost (note 11)	463,531	454,819
Warrants expired (note 10)	-	2,966,821
Balance – End of period	5,265,771	4,802,240

13 Income taxes

a) The future income tax balances are summarized as follows:

	As at March 31, 2006 $	As at December 31, 2005 $ (audited)
Current future income tax assets		
Non-capital losses	26,000	26,000
Share issue costs	110,000	110,000
	136,000	136,000
Long-term future income tax assets		
Property, plant and equipment	32,000	32,000
Mining assets	118,000	118,000
Non-capital losses	3,991,600	3,991,600
Capital losses	90,300	90,300
Share and warrants issue expense	156,800	156,800
Other	210,000	210,000
	4,598,700	4,598,700
Total future income tax assets	4,734,700	4,734,700
Less: Valuation allowance	1,957,100	1,957,100
	2,777,600	2,777,600
Long-term future income tax liabilities		
Mining assets	(3,175,200)	(3,175,200)
Total net future income tax liability	(397,600)	(397,600)

b) As at December 31, 2005, the cost for income tax purposes of the property, plant and equipment, mining assets and other costs totalled approximately $6,402,600. The difference between this cost and the amounts capitalized in the financial statements arises mainly as a result of the write-off of some of the mining assets, the election of the Company in Mexico to deduct, in the year incurred, the exploration expenses and costs of mining claims prior to the commencement of commercial operations of a mine, and this cost may be applied to reduce future taxable income over an unlimited period of time.

c) The Company has accumulated non-capital losses of approximately $13,565,000. These losses will expire from 2006 to 2015 as follows:

	$
Years ending December 31, 2006	82,000
2007	184,000
2008	203,000
2009	154,000
2010	151,000
2011	622,000
2014	5,120,000
2015	7,049,000

d) The unamortized balance for tax purposes of share and warrant issue expenses amounting to approximately $825,000 will be deductible over the next four years.

e) The Company's balance of capital losses amounts to $265,327 and can be carried forward indefinitely against capital gains.

f) These tax values of assets and liabilities have not been agreed to by the relevant tax authorities nor have they been disputed.

14 Asset retirement obligations

As at March 31, 2006, the Company has not recognized any asset retirement obligation as it does not have sufficient information to determine a realistic obligation maturity schedule. A liability stemming from any asset retirement obligation will be recorded in the period in which there is sufficient information to establish an obligation maturity schedule.

15 Statements of cash flows

The changes in non-cash working capital items are as follows:

	For the three-month period ended March 31, 2006 $	For the nine-month period ended December 31, 2005 $ (audited)
Sales tax and other receivables	(421,662)	(25,250)
Inventories from pilot mining program	113,275	78,361
Prepaid expenses	19,048	(85,229)
Accounts payable and accrued liabilities	7,171	(718,781)
Income taxes payable	(45,000)	45,000
	(327,168)	(705,899)

a) Changes in non-cash receivable items totalling $331,000 as at March 31, 2006 ($327,000 at as December 31, 2005) related to the sale of concentrate are included in investing activities.

16 Related party transactions

a) During the three-month period ended March 31, 2006, companies controlled by officers of the Company charged consulting fees amounting to $141,509 (for the three month period ended March 31, 2005 – $127,044), including $77,019 capitalized to deferred exploration costs (for the three month period ended March 31, 2005 – $63,293). As at March 31, 2006, the balance due to these officers amounted to $18,667 (as at December 31, 2005 – $11,840).

b) During the nine-month period ended December 31, 2005, directors, companies controlled by directors and officers of the Company participated in private placements of common shares (see terms described in note 9(i)) for a total consideration of $886,500 (None during the three-month period ended March 31, 2006.

The related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

17 Commitment

In February 2004, the Company and two other companies jointly signed a five-year lease for office premises. The annual rent of approximately $150,000 is divided on a pro rata basis among the three companies.

18 Contingency

In 2005, legal proceedings were filed in Mexico against one of the Company's subsidiary, Dia Bras Mexicana S. de R.L. de C.V. ("DBM"), by an individual claiming the annulment and revocation of the purchase contracts of the Bolivar mine property entered into between DBM and Mr. Javier Octavio Bencomo Munoz and Minera Senda de Plata, S.A. de C.V. Following the notification of said claim against DBM, a defence was filed. Management cannot predict the outcome of these proceedings. Management is confident that the results of the proceedings will have no adverse material effect on the Company.

19 Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

DIA BRAS EXPLORATION INC.


RECEIVED
2006 JUN 19 A 10:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BC FORM 51-901F

THREE-MONTH PERIOD ENDED MARCH 31,2006

ISSUER DETAILS

FOR THE THREE MONTH PERIOD ENDED :	March 31, 2006
DATE OF REPORT:	May 29, 2006
NAME OF ISSUER:	**Dia Bras Exploration Inc.**
ISSUER ADDRESS:	630, René-Lévesque Blvd. West Suite 2930 Montreal, Quebec, Canada H3B 1S6
ISSUER FAX NUMBER:	(514) 866-6193
ISSUER TELEPHONE NUMBER:	(514) 393-8875
CONTACT NAME:	**Leonard Teoli**
CONTACT POSITION:	Chief Financial Officer
CONTACT TELEPHONE NUMBER:	(514) 393-8875 – Ext. 226
CONTACT EMAIL ADDRESS:	lteoli@diabras.com
WEB SITE ADDRESS:	WWW.DIABRAS.COM

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
[signature]	**RÉJEAN GOSSELIN**	2006/05/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
[signature]	**PHILIP RENAUD**	2006/05/29

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

THREE-MONTH PERIOD ENDED MARCH31,2006

SCHEDULE "A"

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

See the unaudited consolidated Financial Statements for the three-month period ended March 31, 2006, filed separately.

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

THREE-MONTH PERIOD ENDED MARCH 31,2006

SCHEDULE "B"

SUPPLEMENTARY INFORMATION

1. ANALYSIS OF DEFERRED EXPLORATION COSTS*

	Three-month period ended March 31, 2006 $	Three-month period ended March 31, 2005 $
Balance at beginning of period	13,537,347	8,106,373
Property acquisition and related costs	218,124	107,168
Sampling	74,686	74,935
Geology consulting and management	265,957	65,756
Geophysical survey	6,646	21,092
Drilling and mining development	1,235,151	595,749
Pilot milling	607,442	335,393
Supervision and local administrative costs	301,388	327,507
Transportation	1,445,026	498,878
Camp costs and food	305,739	24,514
Capitalized amortization of exploration building and equipment	291,464	57,759
Stock compensation costs	228,846	183,779
	4,980,469	2,292,530
Write-off of mining assets	-	(201,128)
Sale of concentrate	(6,129,281)	-
	(1,148,812)	2,091,402
Balance at end of the period	12,388,535	10,197,775

* The majority of the above costs other than property costs have been incurred on the Bolivar mine.

2. RELATED PARTY TRANSACTIONS

See Note 16 to the unaudited Consolidated Financial Statements.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

- 122,917 common shares issued following exercise of options - $33,937
- No additional common share purchase warrants issued.
- 2,700,000 options granted.

4. SUMMARY OF SECURITIES AS AT MARCH 31, 2006

See Notes 9, 10 and 11 of the Notes to the unaudited Consolidated Financial Statements for the three-month period ended March 31, 2006.

5. LIST OF DIRECTORS AND OFFICERS AS AT MAY 29, 2006

Directors: Réjean Gosselin, André St-Michel, Philip Renaud, Thomas L. Robyn, James A. Culver and Robert D. Hirsh

Officers: Thomas L. Robyn, *Executive Chairman*
Réjean Gosselin, *President and Chief Executive Officer*
André St-Michel, *Executive Vice-President and Chief Operating Officer*
Leonard Teoli, *Chief Financial Officer*
Luce L. Saint-Pierre, *Corporate Secretary*

DIA BRAS EXPLORATION INC.

BC FORM 51-901F -

THREE-MONTH PERIOD ENDED MARCH 31,2006

SCHEDULE "C"

MANAGEMENT DISCUSSION AND ANALYSIS

This management discussion and analysis ("MD&A") follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the audited consolidated financial statements for the nine-month period ended March 31, 2006 and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

1.1 YEAR END AND DATE OF MD&A

In 2005, the Company changed its year end from March 31 to December 31 to coordinate with the statutory year end of its Mexican subsidiaries. The MD&A for the three-month period ended March 31, 2006 is as of May 29, 2006.

1.2 FORWARD LOOKING STATEMENTS:

The MD&A contains forward-looking statements that express, as at the date of thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward looking statements are reasonable, but involve a number of risks and uncertainties and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcome and results may differ materially from those expressed in these forward looking statements and readers should not place undue reliance on such statements.

1.3 NATURE OF ACTIVITIES AND OVERALL PERFORMANCE:

Dia Bras Exploration Inc. (the "Company") is a mining exploration company with rights and options on 18 properties covering 7,646 hectares in the State of Chihuahua in Mexico.

During the three-month period ended March 31, 2006, the Company continued its pilot mining program at the Bolivar mine property. The program provides essential data on mining, transport and milling costs, logistics, ore grade, mill recovery performance and metallurgy, as part of the pre-feasibility study undertaken at the Bolivar mine property. The short term objectives of the pilot mining program is to generate sufficient cash flows from the production of zinc and copper concentrates to finance the development and exploration program at the Bolivar mine and elsewhere in the Bolivar project. The pilot program started generating positive cash-flow in December 2005 and continued throughout the first quarter of 2006.

Base metal prices continued their spectacular rise during the quarter.

The Company has just completed its most productive quarter since the start, in February 2005, of its pilot mining program, producing concentrate of US$ 5.3 M in value including the March 2006 production estimated at US$ 2.37 M. The Q1 production exceeds the forecast of US$ 4.0 M due to higher zinc grade mined and to higher market prices for both zinc and copper over that period.

Bolivar Mine Pilot Program
Summary of the First Quarter 2006

Ore processed			**Tonnes**	**Total Production Value US $ (Million)**	**Production cost US $ (Million)**
Actual			22,469	5.3	2.4
Forecast			22,500	4.0	2.5
Over (under)			(31)	1.3	0.1
Zinc	**Grade Average**	**Recovery Rate**	1.3	**Production value in US$ (million)**	
Actual	13.62%	92.12%	4,898	3.7	
Forecast	11.00%	85.00%	3,700	2.6	
Over (under)	2.62%	7.12%	1,198	1.1	
Copper	**Grade Average**	**Recovery Rate**	**Cu Concentrate Production in DMT**	**Production value in US$ (million)**	
Actual	2.50%	78.04%	1,483	1.6	
Forecast	2.60%	75.00%	1,600	1.4	
Over (under)	(0.1%)	3.04%	(117)	0.2	

The following table presents average data per tonne processed in the pilot mining program for the three-month period ended March 31, 2006:

	US$ per tonne
Net smelter revenue	234.70
Direct operating cash costs	104.60
Gross margin before amortization	130.10

Bolivar mine property

During the quarter, the Bolivar property remained the main exploration target in the Cieneguita region where the Company has spent close to $5 million in property costs and exploration and development expenses.

During the month of March 2006, the company processed 7,983 dry metric tonnes (DMT) (its best monthly performance) of ore at its Malpaso Mill facility, for a total of 22,461 DMT processed for the quarter ended March 31, 2006 (22,500 DMT forecasted tonnage). Since the capacity was increased to 300 tpd in the last quarter of 2005, the Malpaso Mill has been running smoothly. Fine tuning performed since that time has allowed the mill to process over 350 DMT per day on several occasions during the quarter.

At the end of 2005, mining activities started on level 1 of Brecha Linda, a zone of high grade zinc and copper mineralization. Currently, the ore processed at the mill comes from working stopes at the Brecha Linda and also from the Foto zone on level 4. Grades average 13.5% zinc and 2.4% for copper since the beginning of 2006.

Acquisition of Malpaso Mill

In September 2005, the Company exercised its option to acquire the Malpaso mill via the acquisition, through an agent, of the shares of Compania Minera Metalurgica Malpaso S. de R.L. de M.I. ("CMMM"), a Mexican company. As at March 31, 2006, the acquisition is yet to be completed. However, the Company controls all levels of operations at the mill. Since the start-up of the pilot program, the mill capacity has been increased from 100 tpd to 300 tpd, its current level of operations. It is expected that the mill will process a monthly average of 7,500 tonnes in 2006. Plans are to increase the capacity to 600 tpd by the end of 2006.

Promontorio Property

At the end of the quarter the Company was preparing to resume exploration work at Promontorio. A six-hole drilling campaign, as part of the exploration program recommended by Roscoe Postle Associates in their February 2005 43-101 Report, has just been completed in mid-May. The Company is awaiting final results from assays which should be published shortly.

1.4 SELECTED ANNUAL INFORMATION:

	Nine-month period ended December 31,	Year ended March 31	
	2005	2005	2004
	$	$	$
Sales of concentrate i)	5,562,402	-	-
Write-off of mining assets	557,588	481,706	-
Net loss	2,096,165	2,095,804	1,176,702
Net loss per share	0.04	0.05	0.05
Total assets	25,420,216	20,668,572	11,910,623
Working capital	4,291,813	3,649,779	8,139,983
Cash and cash equivalents	3,541,961	2,954,870	4,707,091

i) In accordance with its accounting policy, revenue from the sales of concentrate produced from the pilot-mining before commencement of commercial production is recorded as a reduction of deferred exploration expenses, and therefore does not appear in the Consolidated Statements of Operations and Deficit.

1.5 RESULTS OF OPERATIONS:

Corporate

During the three-month period ended March 31, 2006, the Company incurred a net loss of $490,467 (<$0.01 per share) compared to a net loss of $496,456 ($0.01 per share) for the three-month period ended March 31, 2005. The loss includes a stock-based compensation non cash cost of $234,685 relating to the accounting cost of options vested during the period ($ 115,466 in 2005). Since the start of 2006, the company has been very active in promoting its activities and meeting with financial institutions in Toronto, Calgary, Vancouver and Montreal. It participated in the PDAC mining show held in Toronto in March 2006 and will continue to be active in regards throughout the year.

Administrative expenses also increased compared to the same period in 2005 as the Company increased the number of its full time employees in Q3-2005.

Total interest income increased in the quarter compared to the same period in 2005 as the Company maintained a constant level of cash during the quarter.

Results of the pilot-mining program at Bolivar

In March, the pilot program completed its fourth consecutive month of positive operating cash flow. Total sales of concentrate amounted to $6,129,281 and exceeded forecast as zinc and copper prices continued to rise during the period. Total direct cash operating costs for the quarter amounted to $2.5 M. Cash flow from pilot mining was used in the exploration and development of the property. All concentrates produced were delivered and sold to MRI Trading AG pursuant to a standard concentrate purchase agreement. Sales proceeds are normally received within 48 hours of the billing.

There were no revenues from the pilot mining program during the three-month period ended March 31, 2005, since the program at Bolivar had just started.

The Company is not considered to be in commercial production since proven reserves have yet to be confirmed and the economic status of the project has not been established.

1.6 SUMMARY OF QUARTERLY RESULTS :

Quarter ended	Net loss $	Net loss per share $
March 31, 2006	490,467	<0.01
December 31, 2005	1,287,232	0.02
September 30, 2005	471,501	0.01
June 30, 2005	337,432	0.01
March 31, 2005	496,456	0.01
December 31, 2004	1,201,814	0.02
September 30, 2004	254,940	0.01
June 30, 2004	142,594	0.01

Between September 2003 and December of 2004, the Company raised over $21 million through private placement financings to initiate and then expand the exploration activities in Mexico. With the availability of funds, the Company increased personnel and consulting assistance in management and business development activities. During 2005, staff level was increased at the Montreal head office to the increasing work load.

1.7 LIQUIDITY:

As at March 31, 2006, the Company has a working capital of $5,276,667 including $3,920,853 in cash and cash equivalent compared to $4,291,813 as at December 31, 2005, including $3,541,961 in cash and cash equivalent. This level of working capital is adequate to support current level of operations. The working capital and cash improvement is due to the Bolivar Pilot mining program during the quarter.

As at March 31, 2006, sales tax and other receivables amount to $1,421,798 ($1,037,122 as at December 31, 2005) and are mostly comprised of Mexican recoverable input tax credit. The Company is still facing delays in recovering the IVA (local sales tax) and with increasing activities monthly recovery filings are obviously larger in value. The Company is regularly monitoring with local Mexican IRL authorities which they have met on several occasions during the quarter to follow-up on new specific audit requests.

Accounts payable and accrued liabilities amount to $762,204 ($771,264 as at December 31, 2005) and include an obligation of $145,875 (US$125,000) related to the acquisition of the shares of CMMM. This amount will be paid in monthly installments of US$25,000 until August 2006.

1.8 CAPITAL RESOURCES, INVESTING AND FINANCING ACTIVITIES:

The availability of funds is highly dependent on the capital markets. The main sources of financing of the Company are the issuance of equity shares and the sale of concentrates. During the quarter, the company did not complete any private placement.

During the quarter, the Company exercised 666,666 warrants to purchase 666,666 common shares of Ecu Silver Mining Inc. at a price of $0.39 per share for a total amount $260,000. The Company disposed of its total investment realizing a gain on disposal of $152,800.

In November 2005, the Company completed private placements totalling $4.5 million. The net proceeds were used to upgrade the Malpaso mill - increasing the capacity by about 10% and improving the recovery and the quality of the zinc and copper concentrates produced. Capital was also expended on mine development, transportation upgrade and to cover operating expenses while concentrate production increases on the pilot-mining program at the Bolivar mine.

The Company expects to self-finance its exploration and development effort at the Bolivar project with the cash flow generated from its pilot-mining program at the Bolivar mine.

The Company remains open to favorable opportunities on the capital markets to finance acquisitions and development that would help support the company's growth.

1.9 FINANCIAL COMMITMENTS:

The Company's financial commitments are as follows:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is prorated between the three companies on the basis of the space used.
- In order to exercise its various options on the properties, the Company will have to make the following payments:

2006	US$395,000
2007	US$387,500
2008	US$450,000
2009	US$3,062,5 00

1.10 OFF-BALANCE:

The Company did not enter into any off balance sheet arrangement.

1.11 RELATED PARTY TRANSACTIONS:

During the period, the Company paid for services provided by companies controlled by officers of the Company. Those services relating to project management and corporate activities are essential to the Company and reflect their actual market value.

1.12 CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION:

There were no changes in accounting policies

1.13 CRITICAL ACCOUNTING POLICIES:

Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant areas where management judgment is applied are asset valuations, contingent liabilities and future income taxes. Actual results could differ from those estimates and such differences could be material.

Mining assets:

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, exploration building and equipment, supply inventories that will be used for exploration, and deposits on future mining assets. All costs directly related projects are capitalized. Exploration expenses are deferred until the economic viability of the project has been established, at which time the expenses are added to mining properties, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrate from the pilot mining program before commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred under the terms of the arrangement;
- The price is fixed or determinable; and
- Collection is reasonable assure.

The inventory from pilot mining is recorded at the lower of cost and net realizable value.

1.14 FINANCIAL INSTRUMENTS AND OTHER:

The Company does not use financial or other instruments.

1.15 RISK AND UNCERTAINTIES:

Business risk:

The exploration for and development of mineral deposits involve significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are in the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

Land title:

The Company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

Capital needs:

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current source of future funds available to the Company is the sale of additional equity capital and the borrowings of funds. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

Regulation and Environmental Requirements:

The activities of the Company require permits from various governmental authorities and are governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

Commodity prices:

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company operations. The market price of the Company's common shares, its financial results

and its exploration, development and mining activities may be significantly adversely affected by declines in the price of precious or base minerals.

Uninsured Risks:

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods and earth quakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Foreign exchange rate risk:

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. It buys its currencies based on its exploration budget.

Interest rate risk:

The Company's receivable, tax and other receivables and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents bear interest at variable rates. The short term deposit and the obligation related to assets under capital lease bear interest at a fixed rate.

1.16 OUTLOOK :

The Company wants to take advantage of its well established situation in Mexico, mostly in the Chihuahua region, and is therefore keeping well aware of any opportunities that may arise.

Despite a recent decline in prices for base metal, copper and zinc market prices remain very strong. Zinc is currently trading around US$1.68/lb and copper around US$3.70/lb. With current access to high grade ore and with improved and efficient milling facilities, the Company is still in excellent position to benefit from the current high prices.

The Company currently has a working capital of approximately $5.5 million. The Company remains open to favorable opportunities on the capital markets to finance potential acquisitions and development of its projects, including the increase in the capacity of the Malpaso mill, in order to help support the company's growth.

The objectives for 2006 are as follows:

- Bolivar Pilot mining program

  Mine and process between 85,000 and 90,000 tonnes of ore averaging 11.0% Zn and 2.5% Cu.
- Increase the Malpaso Mill capacity to 600 tpd by the end of 2006.
- Define sufficient resources at Bolivar to commission a feasibility study that will give us the parameters for eventual full-scale production, including construction of an appropriately sized mill on site.
- Analyse results from the Promontorio drilling campaign and evaluate the next step in developing the property potential with internal financial and technical resources, or through joint ventures or partnership.
- Evaluate, and if warranted, acquire projects with a history of small-scale production in the Sierra Madre district in the perspective of contributing to the Company's mid and long term growth.

1.17 OTHER REQUIREMENTS IN THE MANAGEMENT DISCUSSION AND ANALYSIS:

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Analysis of cost and deferred exploration expenses*

	Three-month period ended March 31, 2006 $	Three-month period ended March 31, 2005 $
Balance at beginning of period	13,537,347	8,106,373
Property acquisition and related costs	218,124	107,168
Sampling	74,686	74,935
Geology consulting and management	265,957	65,756
Geophysical survey	6,646	21,092
Drilling and mining development	1,235,151	595,749
Pilot milling	607,442	335,393
Supervision and local administrative costs	301,388	327,507
Transportation	1,445,026	498,878
Camp costs and food	305,739	24,514
Capitalized amortization of exploration building and equipment	291,464	57,759
Stock compensation costs	228,846	183,779
	4,980,469	2,292,530
Write-off of mining assets	-	(201,128)
Sale of concentrate	(6,129,281)	-
	(1,148,812)	2,091,402
Balance at end of the period	12,388,535	10,197,775

* The majority of the above costs other than property costs have been incurred on the Bolivar mine.

(ii) National instrument 51-102 - Section 5.4

Disclosure of Outstanding Securities as at May 29, 2006

Common shares: 81,847,686

Warrants: (each warrant entitles the holder to purchase one common share of the Company at the exercise price indicated until expiry date): 12,002,068

Number of warrants	Exercise price	Expiry date
12,002,068	$0.90	November 2006

Options outstanding: 7,132,333

Number of options	Exercise price	Expiry date
855,000	$0.85	October 2008
40,000	$1.30	January 2009
1,217,000	$0.75	August 2009
500,000	$0.75	February 2010
1,695,333	$0.30	September 2010
125,000	$0.22	September 2010
2,700,000	$0.40	February 2011

Corporate Information

Corporate Head Office

630 René-Lévesque Blvd. West
Suite 2930
Montréal (Québec) H3B 1S6

Telephone: (514) 393-8875
Fax : (514) 866-9857

Ticker symbol

TSX Venture Exchange TSX
Symbol : DIB

Auditors

PricewaterhouseCoopers LLP
1250, boulevard René-Lévesque Ouest
Bureau 2800
Montréal (Québec)
H3B 2G4

Registrar and Transfert Agent

Computershare Trust Company of Canada

Investor Relations
Nicole Blanchard
Managing Partner
Sun International Communications

Telephone: (450) 627-6600

Email : nicole.blanchard@suncomm.com

Chief financial officer
Léonard Teoli
Téléphone : (514) 393-8875 # 226

Website
www.diabras.com

Board of Directors

Thomas L. Robyn,
Executve Chairman

James A. Culver

Réjean Gosselin

Robert D. Hirsh

Philip Renaud

André St-Michel

Officers

Thomas L. Robyn, Ph.D.
Executive Chairman

Réjean Gosselin, M. Sc.
President and Chief Executive Officer

André St-Michel, P.Eng. M.Sc.
Executive Vice-President and
Chief Operating Officer

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre
Secretary



630 René-Lévesque Blvd. West, Suite 2930
Montreal, Quebec
Canada, H3B 1S6

Telephone : (514) 393-8875
Fax : (514) 866-6193

VIA SEDAR

May 30, 2006

**TO: BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
TSX VENTURE EXCHANGE**

Re: Dia Bras Exploration Inc.

Dear Sirs:

We confirm that the following material was sent by prepaid mail on May 30, 2006 to the registered and non-registered shareholders of the Company whose names appear on a Supplemental Mailing List, as defined in the *Canadian Securities Administrators' National Policy Instrument 54-101*:

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
FIRST QUARTER ENDED MARCH 31, 2006 AND
MANAGEMENT'S DISCUSSION AND ANALYSIS DATED MAY 29, 2006

Yours truly,

DIA BRAS EXPLORATION INC.

Leonard Teoli
Chief Financial Officer


DIA BRAS
exploration

630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514) 393-8875
Télécopieur : (514) 866-6193

VIA SEDAR

Le 30 mai 2006

DESTINATAIRE : AUTORITÉ DES MARCHÉS FINANCIERS

Objet : Exploration Dia Bras inc.

Madame, Monsieur,

Nous désirons vous confirmer que le matériel suivant a été envoyé le 30 novembre 2006, par courrier affranchi, à tous les actionnaires inscrits et non-inscrits de la société dont les noms apparaissent sur la liste d'envoi supplémentaire, tel que défini dans la *Norme canadienne 54-101* :

ÉTATS FINANCIERS CONSOLIDÉS INTERMÉDIAIRES (non vérifié)
PREMIER TRIMESTRE TERMINÉ LE 31 MARS 2006 ET
RAPPORT DE GESTION DATÉ DU 29 MAI 2006

Veuillez agréer, Madame, Monsieur, nos salutations distinguées.

EXPLORATION DIA BRAS INC.

Leonard Teoli
Chef des opérations financières

Computershare

Investor Services

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
India
New Zealand
Philippines
South Africa
United Kingdom
USA

SEDAR #3031

May 5, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
TSX Venture Exchange

Subject: Dia Bras Exploration Inc. (the "Corporation") **AMENDED**

Dear Sirs:

We confirm that the following material was sent by pre-paid mail on May 3, 2006 to the registered shareholders of the Corporation:

1.	Annual Report 2005 including Management's Discussion & Analysis **and the Audited Annual Financial Statements for the Nine-Month Period ended December 31, 2005 and the year ended March 31, 2005**	(English or French)
2.	Notice of Annual Meeting of Shareholders and Proxy Circular	(English or French)
3.	Form of Proxy including a request to receive Interim Financial Statements and to not receive the Annual Report	(English or French)
4.	Return envelope – not prepaid	(Bilingual)

We further confirm that copies of the above-mentioned materials (proxy not including a request to receive financial statements), together with Supplemental Mail List Cards, were sent by courier on May 4, 2006 to those intermediaries holding Shares of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Sincerely,
Computershare Investor Services Inc.
Agent for Dia Bras Exploration Inc.

Cc: Dia Bras Exploration Inc.



Services aux investisseurs

Société de fiducie Computershare du Canada
1500, rue University bureau 700
Montréal (Québec)
H3A 3S8
Téléphone 514-982-7888
Télécopieur 514-982-7635
www.computershare.com

Canada
Australie
Îles anglo-normandes
Hong Kong
Allemagne
Irlande
Nouvelle-Zélande
Philippines
Afrique du Sud
Royaume-Uni
États-Unis

SEDAR #3031

Le 5 mai 2006

Destinataire : L'Autorité des marchés financiers

Objet : Exploration Dia Bras inc. (la « Société ») MODIFIÉ

Madame / Monsieur,

Nous désirons vous confirmer que les documents suivants ont été envoyés le 3 mai 2006, par courrier affranchi, aux porteurs inscrits d'actions ordinaires de la Société :

1.	Rapport annuel 2005 incluant le rapport de gestion **et les états financiers annuels vérifiés pour la période de neuf mois terminée le 31 décembre 2005 et l'exercice terminé le 31 mars 2005**	(français ou anglais)
2.	Avis de convocation à l'assemblée annuelle des actionnaires et Circulaire de sollicitation de procurations	(français ou anglais)
3.	Formulaire de procuration incluant une demande pour recevoir les Rapports financiers intérimaires et ne pas recevoir le Rapport annuel	(français ou anglais)
4.	Enveloppe-réponse non affranchie	(bilingue)

Nous désirons également confirmer que des exemplaires des documents susmentionnés (procuration n'incluant pas une demande pour recevoir les rapports financiers), ainsi que des cartes-réponses annuelles, on été envoyés par messagerie le 4 mai 2006 aux intermédiaires détenant des actions ordinaires de la Société qui ont répondu directement à Computershare dans le cadre du processus de recherche, conformément aux exigences de la législation courante sur les valeurs mobilières concernant les envois aux propriétaires véritables.

Nous vous faisons parvenir la présente attestation à titre d'agent de la Société. Veuillez agréer l'expression de nos sentiments distingués.

Sincèrement,
Services aux Investisseurs Computershare Inc.
Agent pour Explorations Dia Bras inc.

c.c. Explorations Dia Bras inc.


DIA BRAS
exploration

630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514 393-8875
Télécopieur : (514) 866-6193

Form 52-109F1 – Certification of Annual Filings

I, **LEONARD TEOLI**, Chief Financial Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of **DIA BRAS EXPLORATION INC.** (the issuer) for the nine month period ended December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 25, 2006.

LEONARD TEOLI
Chief Financial Officer



630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514 393-8875
Télécopieur : (514) 866-6193

Form 52-109F1 – Certification of Annual Filings

I, **RÉJEAN GOSSELIN**, Chief Executive Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of **DIA BRAS EXPLORATION INC.** (the issuer) for the nine month period ended December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 25, 2006.

____

President and Chief Executive Officer



TSX Venture Exchange - DIB
No. 8- 2006

DIA BRAS REPORTS MORE DRILL HOLE RESULTS WITH SOME HIGH GRADE SECTIONS ASSAYING 23.22% ZINC AND 5.08% COPPER

Company outsources drilling program to focus on feasibility study and acquisitions

---

Montréal, Québec - May 18, 2006 - **Dia Bras Exploration Inc.** (DIB: TSX-V) is pleased to announce the results of 32 underground and surface drill holes at its Bolivar property, targeted all along the zones where the Company expects to encounter numerous copper and iron skarns, as reported in Table 1 below and the drill hole locations are shown on the map attached.

Very high grade sections are reported as in hole 14 where 21 meters assayed 23.22% Zn and 5.08% Cu. The silver content is steady at more or less 60g/t with a peak at 400g/t locally. Gold content ranges from traces to 2.6 g/t.

Over the last four months the company through its Bolivar pilot mining program has milled ore averaging combined grades of 15.6% (13.28% Zn et 2.38 % Cu).

The Company also signed a new drill contract for 25,000 meters - with an option for 50,000 meters - with Canmex, a Canadian drilling company operating in Northern Mexico, using the Company's own equipment. This will free up time for the Company to pursue its pilot-mining project and focus on acquisitions. Essential data on costs, logistics, grade, recovery and metallurgy will allow the Company to finalize a feasibility study for a possible large mill on-site at Bolivar, planned for 2008.

The mineralization of the South Bolivar copper-iron skarn is similar to that of the large copper-iron skarns of the Yerington, Nevada, copper porphyry-skarn deposits. The Yerington skarns are large tonnage and high grade, such as the Pumpkin Hollow (Lyon) skarn reported by the Nevada Bureau of Mines and Geology at 250 million tonnes averaging 0.3% Cu and 40% Fe with a high grade zone of 29 million tonnes averaging 1.2% Cu. Dia Bras is targeting similar tonnes and grades in its ongoing exploration of the South Bolivar copper-iron skarn.

Table I - Drill Results - Bolivar Mine

MINA BOLIVAR (UNDERGROUND DRILLING)							
Hole	From	To	Length	Cu %	Zn %	Au g/t	Ag g/t
DB05BM002	10.5	12.0	1.5	0.63	2.59	0.21	46.80
DB05BM002	13.5	19.5	6.0	0.42	3.59	0.16	30.48
DB05BM002	28.0	29.0	1.0	0.79	3.76	0.01	5.30
DB05BM002	29.0	33.0	4.0	1.65	0.08	0.26	59.70
DB05BM002	45.0	58.0	13.0	0.92	0.00	0.36	21.63
DB05BM003	14.0	15.5	1.5	2.35	4.67	0.72	113.53
DB05BM003	21.0	35.0	14.0	0.53	2.69	0.06	12.91
DB05BM003	36.0	43.0	7.0	1.47	0.03	0.34	41.54
DB05BM003	53.0	54.0	1.0	1.50	0.06	0.66	21.40
DB05BM003	62.0	64.5	2.5	1.69	0.04	0.13	6.24

Table I – Drill Results – Bolivar Mine (continued)

MINA BOLIVAR (UNDERGROUND DRILLING)							
Hole	From	To	Length	Cu %	Zn %	Au g/t	Ag g/t
DB05BM004	0.8	3.0	2.2	0.42	3.20	0.30	41.95
DB05BM004	12.2	15.0	2.8	0.97	3.97	0.57	75.40
DB05BM004	15.5	22.5	7.0	1.42	2.57	0.66	140.04
DB05BM004	25.5	27.0	1.5	0.90	2.30	0.20	35.60
DB05BM004	37.5	39.0	1.5	0.10	2.40	0.00	1.20
DB05BM004	45.0	46.5	1.5	0.20	2.70	0.00	3.30
DB05BM004	49.5	55.5	6.0	1.12	5.59	0.05	14.90
DB05BM005	14.5	16.0	1.5	6.75	5.76	0.08	69.40
DB05BM006	3.0	7.5	4.5	0.84	3.53	0.00	31.20
DB05BM006	14.7	19.5	4.8	1.77	4.55	0.31	71.65
DB05BM006	**63.6**	**73.5**	**9.9**	**2.99**	**14.94**	**0.06**	**27.14**
DB05BM007	0.5	1.5	1.5	1.44	14.05	0.92	90.90
DB05BM007	6.5	9.5	3.0	1.10	6.11	0.00	37.15
DB05BM007	11.0	12.5	1.5	0.90	4.50	1.10	84.90
DB05BM007	**12.5**	**20.0**	**7.5**	**1.29**	**12.72**	**0.09**	**27.00**
DB05BM007	84.0	85.5	1.5	1.00	6.10	0.10	30.10
DB05BM008	7.5	9.0	1.5	0.50	8.62	0.06	54.60
DB05BM008	16.5	24.0	7.5	1.13	7.68	0.20	52.02
DB05BM009	0.0	2.0	2.0	0.50	4.50	0.33	39.15
DB05BM009	10.0	11.5	1.5	0.30	2.71	0.03	29.40
DB05BM009	15.0	17.0	2.0	1.74	1.04	0.06	27.25
DB05BM009	20.0	22.0	2.0	0.40	2.90	0.12	25.45
DB05BM010	4.5	7.5	3.0	0.80	5.10	0.15	9.80
DB05BM011	24.5	33.0	8.5	0.50	4.70	0.10	40.50
DB05BM011	**33.0**	**37.5**	**4.5**	**1.90**	**20.00**	**0.25**	**59.90**
DB05BM011	37.5	40.5	3.0	1.60	0.70	0.01	26.20
DB05BM012	3.0	10.5	7.5	1.00	3.70	0.00	25.10
DB05BM012	15.8	19.5	3.8	1.80	5.80	0.30	63.80
DB05BM012	70.5	72.3	1.8	3.48	30.00	0.13	26.80
DB05BM013	2.0	5.5	3.5	0.50	4.40	0.10	42.90
DB05BM013	14.0	24.0	10.0	0.89	4.96	0.30	62.40
DB05BM014	**65.0**	**86.0**	**21.0**	**5.08**	**23.22**	**0.11**	**64.37**
DB05BM015	16.5	19.5	3.0	5.09	3.72	0.07	50.20
DB05BM016	9.0	12.0	3.0	3.10	3.73	0.15	122.45
DB05BM017	63.0	64.5	1.5	3.23	0.04	0.10	33.90
DB05BM017	66.0	67.5	1.5	2.31	0.00	0.06	43.70
DB05BM017	73.5	75.0	1.5	2.10	0.10	0.71	35.90
DB05BM017	106.5	109.5	3.0	1.30	0.70	0.10	26.90
DB05BM017	111.0	114.0	3.0	1.20	0.00	0.42	28.50

Table I – Drill Results – Bolivar Mine (continued)

Mina Bolivar (underground drilling)							
Hole	**From**	**To**	**Length**	**Cu %**	**Zn %**	**Au g/t**	**Ag g/t**
DB05BM018	12.0	19.0	7.0	1.10	3.20	0.80	113.00
DB05BM018	13.0	14.5	1.5	0.04	23.60	0.47	23.60
DB05BM018	27.0	40.0	13.0	1.10	0.20	0.40	39.00
DB05BM018	53.5	56.5	3.0	1.30	3.60	0.30	56.50
DB05BM018	59.5	61.0	1.5	1.38	0.00	0.05	21.70
DB05BM019	10.5	12.0	1.5	3.70	6.40	0.10	29.30
DB05BM019	34.5	36.4	0.2	1.00	3.90	0.60	47.80
DB05BM019	46.0	51.9	5.9	3.27	15.71	0.13	34.50
DB06BM020	27.0	30.0	3.0	2.15	10.99	0.63	97.65
DB06BM020	33.0	36.0	3.0	6.30	17.75	2.15	402.00
DB06BM020	43.5	46.5	3.0	2.82	20.00	2.64	66.10
DB06BM021	5.0	5.5	0.5	0.54	9.12	0.00	5.30
DB06BM021	9.0	12.0	3.0	1.00	3.90	0.20	23.00
DB06BM023	26.0	26.5	0.5	21.90	6.99	1.17	380.00
DB06BM023	29.9	30.0	0.1	3.07	12.50	0.04	>100
DB06BM023	31.7	32.0	0.3	4.72	21.90	1.73	296.00
Surface drilling, Mina Bolivar							
Hole	**From**	**To**	**Length**	**Cu %**	**Zn %**	**Au g/t**	**Ag g/t**
DB06B159	86.0	94.0	8.0	0.29	12.41	0.10	6.75
DB06B159	108.3	111.3	3.0	1.17	25.20	0.43	46.67
DB06B160	**7.4**	**9.2**	**1.8**	**4.46**	**17.15**	**0.04**	**42.80**
DB06B161	28.0	31.0	3.0	2.56	6.44	0.02	18.00
DB06B162	19.4	23.0	3.6	2.62	7.21	0.03	12.63
DB06B162	38.0	41.6	3.6	2.16	14.95	0.05	21.90
DB06B164	70.0	72.0	2.0	1.93	11.43	0.03	33.85
DB06B168	83.0	87.5	4.5	2.57	4.76	0.20	112.50
DB06B168	91.0	93.0	2.0	0.66	14.90	0.05	13.10
DB06B168	95.0	97.0	2.0	0.37	6.77	0.04	9.80
DB06B168	126.5	131.0	4.5	1.24	2.13	0.06	24.40
DB06B168	134.0	144.5	10.5	0.20	7.84	0.03	5.23
DB06B168	153.5	161.0	7.5	0.83	2.56	0.02	16.64
DB06B169	68.0	76.0	8.0	1.00	0.03	0.25	16.38
DB06B169	101.0	105.0	4.0	1.20	0.03	0.16	22.05

BOLIVAR SOUTH							
Hole	**From**	**To**	**Length**	**Cu** %	**Zn** %	**Au** **g/t**	**Ag** **g/t**
DB06B165	81.5	90.5	9.0	1.26	6.78	0.24	38.17
DB06B166	21.2	23.0	0.8	1.60	6.60	0.90	>100
DB06B167	299.0	301.2	2.2	2.10	5.99	0.00	36.60

Dr. Thomas L. Robyn, Executive Chairman, is the Qualified Person for technical statements made in this release.

Method of analysis
The analyses were conducted at Chemex Laboratories in Vancouver by fire assay for precious metals and atomic absorption for base metals.

About Dia Bras
Dia Bras is a Canadian mining and exploration Company focused on precious and base metals in the State of Chihuahua, northern Mexico. The Company continues exploration and the active development of its two key projects - Bolivar and Promontorio - in the world-renowned Sierra Madre mineral belt. The Company trades on the TSX Venture Exchange, under the symbol "DIB". For more information of our Mexican exploration, please consult our Web Site at diabras.com

-30-

For further information, please contact:

Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 866-6001 ext. 241
tlrobyn@msn.com

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600
nicole.blanchard@isuncomm.com

If you would like to receive press releases via email please contact info@diabras.com
Please specify "Dia Bras press releases" in the subject line.

Forward-looking statements: *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*



630 René-Lévesque Blvd. West, Suite 2930
Montreal, Quebec
Canada, H3B 1S6

Telephone : (514) 866-6001
Fax : (514) 866-6193

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NOTICE DECLARING INTENTION TO BE QUALIFIED
UNDER NATIONAL INSTRUMENT
SHORT FORM PROSPECTUS DISTRIBUTIONS
("NI 44-101")

May 17, 2006

To: Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission

Dia Bras Exploration Inc. (the "Issuer") intends to be qualified to file a short from prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer's intent to file a short form prospectus, to inter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

Réjean Gosselin
President and Chief Executive Officer



630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514) 866-6001
Télécopieur : (514) 866-6193

AVIS D'INTENTION D'ÊTRE ADMISSIBLE AU RÉGIME DU PROSPECTUS EN VERTU DU RÈGLEMENT 44-101 SUR LE PLACEMENT DE TITRES AU MOYEN D'UN PROSPECTUS SIMPLIFIÉ

Le 17 mai 2006

Destinataire : Autorité des marchés financiers

Exploration Dia Bras inc. (l'« émetteur ») entend être admissible au régime du prospectus simplifié en vertu du Règlement 44-101. Il reconnaît devoir remplir toutes les conditions d'admissibilité applicables pour pouvoir déposer un prospectus simplifié provisoire. Le présent avis n'atteste pas de l'intention de l'émetteur de déposer un prospectus simplifié, de conclure une opération de financement particulière ou une autre opération ou de devenir un émetteur assujetti dans un territoire. Le présent avis sera valide jusqu'à ce que l'émetteur le retire.

Réjean Gosselin
Président et chef de la direction

Computershare

Investor Services

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
India
New Zealand
Philippines
South Africa
United Kingdom
USA

SEDAR #3031

May 5, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
TSX Venture Exchange

Subject: Dia Bras Exploration Inc. (the "Corporation")

Dear Sirs:

We confirm that the following material was sent by pre-paid mail on May 3, 2006 to the registered shareholders of the Corporation:

1.	Annual Report 2005 including Management's Discussion & Analysis and Audited Annual Financial Statements as at December 31, 2005 and 2004	(English or French)
2.	Notice of Annual Meeting of Shareholders and Proxy Circular	(English or French)
3.	Form of Proxy including a request to receive Interim Financial Statements and to not receive the Annual Report	(English or French)
4.	Return envelope – not prepaid	(Bilingual)

We further confirm that copies of the above-mentioned materials (proxy not including a request to receive financial statements), together with Supplemental Mail List Cards, were sent by courier on May 4, 2006 to those intermediaries holding Shares of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Sincerely,
Computershare Investor Services Inc.
Agent for Dia Bras Exploration Inc.

Cc: Dia Bras Exploration Inc.



Services aux investisseurs

Société de fiducie Computershare du Canada
1500, rue University bureau 700
Montréal (Québec)
H3A 3S8
Téléphone 514-982-7888
Télécopieur 514-982-7635
www.computershare.com

Canada
Australie
Îles anglo-normandes
Hong Kong
Allemagne
Irlande
Nouvelle-Zélande
Philippines
Afrique du Sud
Royaume-Uni
États-Unis

SEDAR #3031

Le 5 mai 2006

Destinataire : L'Autorité des marchés financiers

Objet : Exploration Dia Bras inc. (la « Société »)

Madame / Monsieur,

Nous désirons vous confirmer que les documents suivants ont été envoyés le 3 mai 2006, par courrier affranchi, aux porteurs inscrits d'actions ordinaires de la Société :

1.	Rapport annuel 2005 incluant le rapport de gestion et les états financiers annuel vérifiés aux 31 décembre 2005 et 2004	(français ou anglais)
2.	Avis de convocation à l'assemblée annuelle des actionnaires et Circulaire de sollicitation de procurations	(français ou anglais)
3.	Formulaire de procuration incluant une demande pour recevoir les Rapports financiers intérimaires et ne pas recevoir le Rapport annuel	(français ou anglais)
4.	Enveloppe-réponse non affranchie	(bilingue)

Nous désirons également confirmer que des exemplaires des documents susmentionnés (procuration n'incluant pas une demande pour recevoir les rapports financiers), ainsi que des cartes-réponses annuelles, on été envoyés par messagerie le 4 mai 2006 aux intermédiaires détenant des actions ordinaires de la Société qui ont répondu directement à Computershare dans le cadre du processus de recherche, conformément aux exigences de la législation courante sur les valeurs mobilières concernant les envois aux propriétaires véritables.

Nous vous faisons parvenir la présente attestation à titre d'agent de la Société.

Veuillez agréer l'expression de nos sentiments distingués.

Sincèrement,
Services aux Investisseurs Computershare Inc.
Agent pour Explorations Dia Bras inc.

c.c. Explorations Dia Bras inc.



Investor Services

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Qubec
H3A 3S8
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

SEDAR # 3031

AMENDED

May 1, 2006

To: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Subject: Dia Bras Exploration Inc.

Dear Madam, Sir:

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	**Annual General**
2.	Security Description of Voting Issue	Common Shares
3.	CUSIP Number	25244F109
4.	Record Date	April 24, 2006
5.	Meeting Date	May 31, 2006
6.	Meeting Location	Montreal, Quebec

Sincerely,

Computershare Investor Services Inc.
Agent for **Dia Bras Exploration Inc.**

c.c. **Dia Bras Exploration Inc.**



Services aux investisseurs

1500, rue University bureau 700
Montréal (Québec)
H3A 3S8
Téléphone 514-982-7888
Télécopieur 514-982-7635
www.computershare.com

Canada
Afrique du Sud
Allemagne
Australie
États-Unis
Hong Kong
Îles anglo-normandes
Irlande
Nouvelle-Zélande
Philippines
Royaume-Uni

SEDAR # 3031

CORRIGE

Le 1 mai 2006

Destinataire: L'Autorité des marchés financiers

Objet: Exploration Dia Bras inc.

Madame, Monsieur,

Veuillez prendre note des informations relatives à la prochaine assemblée des actionnaires de la compagnie précitée:

1. Genre d'assemblée — **Annuelle Générale**
2. Description de l'émission — Actions ordinaires
3. Numéro du cusip — 25244F109
4. Date d'inscription — Le 24 avril 2006
5. Date de l'assemblée — Le 31 mai 2006
6. Endroit de l'assemblée — Montréal (Québec)

Sincèrement,

Services aux investisseurs Computershare inc.
Agent pour **Exploration Dia Bras inc.**

c.c. **Exploration Dia Bras inc.**

RECEIVED
2006 JUN 19 A 10:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: Dia Bras Exploration Inc

Fiscal year end date used to calculate capitalization: December 31,2005 (nine month period)

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 81 724 769	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) 0.35	
Market value of class or series	(i) X (ii) =	(A) $28,603,669
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B)

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)	(C)
(Repeat for each class or series of securities)	(D)

Capitalization

(Add market value of all classes and series of securities) (A) + (B) + (C) + (D) = $28,603,669

Participation Fee $1,300.00

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable

(See section 2.6 of the Rule)

Participation fee 9 Number of entire months remaining in the issuer's fiscal year = $975

—

12

Late Fee, if applicable

(As determined under section 2.5 of the Rule)

DIA BRAS EXPLORATION INC.


RECEIVED
2006 JUN 19 A 10:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BC FORM 51-901F

NINE-MONTH PERIOD ENDED DECEMBER 31,2005

ISSUER DETAILS

FOR THE NINE MONTH PERIOD ENDED :	December 31, 2005
DATE OF REPORT:	April 13, 2006
NAME OF ISSUER:	**Dia Bras Exploration Inc.**
ISSUER ADDRESS:	630, René-Lévesque Blvd. West Suite 2930 Montreal, Quebec, Canada H3B 1S6
ISSUER FAX NUMBER:	(514) 866-6193
ISSUER TELEPHONE NUMBER:	(514) 393-8875
CONTACT NAME:	**Leonard Teoli**
CONTACT POSITION:	Chief Financial Officer
CONTACT TELEPHONE NUMBER:	(514) 393-8875 – Ext. 226
CONTACT EMAIL ADDRESS:	lteoli@diabras.com
WEB SITE ADDRESS:	WWW.DIABRAS.COM

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
[signature]	**RÉJEAN GOSSELIN**	2006/04/13
[signature]	**PHILIP RENAUD**	2006/04/13

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

NINE-MONTH PERIOD ENDED DECEMBER 31,2005

SCHEDULE "A"

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

See the audited consolidated Financial Statements for the nine-month period ended December 31, 2005, filed separately.

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

NINE-MONTH PERIOD ENDED DECEMBER 31,2005

SCHEDULE "B"

SUPPLEMENTARY INFORMATION

1. ANALYSIS OF DEFERRED EXPLORATION COSTS*

	Nine-month period ended December 31, 2005 $	Year ended March 31, 2005 $
Balance at beginning of period	10,197,775	2,552,001
Property acquisition and related costs	451,263	1,493,588
Sampling	179,671	415,509
Geology consulting and management	660,598	633,696
Geophysical survey	27,927	122,515
Drilling and mining development	1,352,627	2,444,972
Pilot milling	1,570,210	335,393
Supervision and local administrative costs	1,056,287	647,934
Transportation	2,530,748	946,510
Roads	41,725	187,761
Camp costs and food	550,053	133,306
Capitalized amortization of exploration building and equipment	833,442	356,161
Stock compensation costs	205,011	410,135
	9,459,562	8,127,480
Write-off of mining assets	(557,588)	(481,706)
Sale of concentrate	(5,562,402)	-
	3,339,572	7,645,774
Balance at end of the period	13,537,347	10,197,775

* The majority of the above costs other than property costs have been incurred on the Bolivar mine.

2. RELATED PARTY TRANSACTIONS

See Note 19 to the unaudited Consolidated Financial Statements.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

- 22,500,000 common shares issued for $4,500,000.
- 7,762,292 common shares issued following exercise of warrants - $1,638,898
- No additional common share purchase warrants issued.
- 1,940,000 options granted.

4. SUMMARY OF SECURITIES AS AT DECEMBER 31, 2005

See Notes 12, 13 and 14 of the Notes to the audited Consolidated Financial Statements.

5. LIST OF DIRECTORS AND OFFICERS AS AT APRIL 13, 2006

Directors: Réjean Gosselin, André St-Michel, Philip Renaud, Thomas L. Robyn, James A. Culver and Robert D. Hirsh

Officers: Thomas L. Robyn, *Executive Chairman*
Réjean Gosselin, *President and Chief Executive Officer*
André St-Michel, *Executive Vice-President and Chief Operating Officer*
Leonard Teoli, *Chief Financial Officer*
Luce L. Saint-Pierre, *Corporate Secretary*

DIA BRAS EXPLORATION INC.

BC FORM 51-901F - YEAR END REPORT

SCHEDULE "C"

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management discussion and analysis ("MD&A") follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the audited consolidated financial statements for the nine-month period ended December 31, 2005 and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

1.1 YEAR END AND DATE OF MD&A

The Company changed its year end from March 31 to December 31 to coordinate with the statutory year end of its Mexican subsidiaries. The MD&A for the nine-month period ended December 31, 2005 is as of April 13, 2006.

1.2 FORWARD LOOKING STATEMENTS:

The MD&A contains forward-looking statements that express, as at the date of thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward looking statements are reasonable, but involve a number of risks and uncertainties and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcome and results may differ materially from those expressed in these forward looking statements and readers should not place undue reliance on such statements.

1.3 NATURE OF ACTIVITIES AND OVERALL PERFORMANCE:

Dia Bras Exploration Inc. (the "Company") is a mining exploration company with rights and options on 18 properties covering 7,646 hectares in the State of Chihuahua in Mexico.

During the nine-month period ended December 31, 2005, all activities of the Company were focused on the Bolivar mine project. The Company continued its pilot-mining program which provides essential data on mining, transport and milling costs, logistics, ore grade, mill recovery performance and metallurgy, as part of the pre-feasibility study undertaken at the Bolivar mine property. The short term objectives of the pilot-mining program is to generate sufficient cash flows from the production of zinc and copper concentrates to finance the development and exploration program at the Bolivar mine and elsewhere in the Bolivar project.

During the period, the Company benefited from the spectacular rise of zinc and copper market prices.

Total combined sales of zinc and copper concentrates amounted to $5.6 million. The pilot program started generating positive cash-flow in December 2005 as the production exceeded $1.1 million with direct operating costs amounting to $780,000.

The Company is not considered to be in commercial production since proven reserves have yet to be confirmed and the economic status of the project has not been established.

The following table presents data per tonne processed in the pilot-mining program for the nine-month period ended December 31, 2005:

	US$
Net smelter revenue	93.42
Direct operating costs	
Mining	20.06
Transportation of ore	26.77
Milling	21.33
Transportation and handling of concentrates	16.86
Administration	12.19
TOTAL	**97.21**
Gross margin before amortization	(3.79)

Bolivar mine property

The Bolivar property remained the main exploration target in the Cieneguita region where the Company has spent to date over $9.4 million in property costs and exploration and development expenses, net of revenue from sales of concentrate.

During the nine-month period ended December 31, 2005, the Company processed 46,828 tonnes of ore averaging 8.15% zinc and 1.88% copper, consisting mainly of lower grade development ore removed in accessing zones of higher grades.

The delay to access these higher grades was longer than first expected which put pressure on the Company's cash position during the period. The ore grades started increasing in the last quarter of 2005 when it averaged 10.97% zinc and 2.36% copper.

The pilot-mining program, initiated in February 2005, experienced typical start-up problems as well as occasional transportation issues which have since been resolved.

At the end of 2005, mining activities started on level 1 of Brecha Linda, a zone of high grade zinc and copper mineralization. Currently, the ore processed at the mill comes from working stopes at the Brecha Linda and also from the Foto zone on level 4. Grades average 13.5% zinc and 2.4% for copper since the beginning of 2006.

Overall the launching of the pilot program was a great success and certainly key to the Company's great progress in 2005.

Acquisition of Malpaso Mill

In September 2005, the Company exercised its option to acquire the Malpaso mill via the acquisition, through an agent, of the shares of Compania Minera Metalurgica Malpaso S. de R.L. de M.I. ("CMMM"), a Mexican company. As at December 31, 2005, the acquisition is yet to be completed. However, the Company controls all levels of operations at the mill. Since the start-up of the pilot program, the mill capacity has been increased from 100 tpd to 300 tpd, its current level of operations. It is expected that the mill will process a monthly average of 7,500 tonnes in 2006. Plans are to increase its capacity to 600 tpd by December 2006.

Promontorio

With the focus on the Bolivar project, management decided to postpone until 2006 its exploration program at Promontorio. The drilling campaign that has just begun is the first part of the exploration program recommended by Roscoe Postle Associates in their February 2005 43-101 Report.

1.4 SELECTED ANNUAL INFORMATION:

	Nine-month period ended December 31,	Year ended March 31	
	2005	2005	2004
	$	$	$
Sales of concentrate i)	5,562,402	-	-
Write-off of mining assets	557,588	481,706	-
Net loss	2,096,165	2,095,804	1,176,702
Net loss per share	0.04	0.05	0.05
Total assets	25,420,216	20,668,572	11,910,623
Working capital	4,291,813	3,649,779	8,139,983
Cash and cash equivalents	3,541,961	2,954,870	4,707,091

i) In accordance with its accounting policy, revenue from the sales of concentrate produced from the pilot-mining before full-scale commercial production is recorded as a reduction of deferred exploration expenses, and therefore does not appear in the Consolidated Statements of Operations and Deficit.

1.5 RESULTS OF OPERATIONS:

Corporate

During the nine-month period ended December 31, 2005, the Company incurred a net loss of $2,096,165 ($0.04 per share) compared to a net loss of $2,095,804 ($0.05 per share) for the year ended March 31, 2005. This net loss includes a $557,588 write-off of the Santa Maria and El Cumbre properties as management decided to abandon these projects at the end of 2005. The loss also includes a stock-based compensation non cash cost of $249,808 relating to the accounting cost of options vested during the period. The company also recorded a provision for current income taxes of $45,000 and future income taxes in the amount of $397,600 payable in Mexico. All other costs remained relatively constant except for business development expenses which were lower compared to last year. In 2004-2005, business development expenses included important costs in relation to the November 2004 financing which had been promoted mainly in London, England.

Total interest income decreased compared to the year ended March 31, 2005 when the Company had a higher level of cash throughout the financial year. This level of cash resulted from to two series of financial placements totaling $21 million completed in 2003 and 2004.

Results of the pilot-mining program at Bolivar

During the nine-month period ended December 31, 2005, the Company mined and milled 46,828 tonnes of ore which produced 5,890 dry metric tonnes (DMT) of zinc concentrate (6,218 since the start of the pilot-mining program) and 2,372 DMT of copper concentrate (2,606 since the start of the pilot-mining program) for total revenues of $5.6 million. Average recovery rate was 85.82% for zinc and 74.36% for copper.

All concentrates produced were delivered and sold to MRI Trading AG pursuant to a standard concentrate purchase agreement. Sales proceeds are normally received within 48 hours of the billing. Zinc and copper prices increased some 13% and 21% during the period contributing an estimated increased revenue of over $500,000.

The production of the Malpaso mill reached a monthly high of 6,624 tonnes in September 2005. Because of transportation problems the level of ore through-put decreased in the last quarter. The mill has since been fine tuned and is now in excellent condition and running smoothly. The mill is expected to process 7,500 tonnes per month throughout 2006.

1.6 SUMMARY OF QUARTERLY RESULTS :

Quarter ended	Net loss $	Net loss per share $
December 31, 2005	1,287,232	0.02
September 30, 2005	471,501	0.01
June 30, 2005	337,432	0.01
March 31, 2005	496,456	0.01
December 31, 2004	1,201,814	0.02
September 30, 2004	254,940	0.01
June 30, 2004	142,594	0.01
March 31, 2004	491,718	0.02

Following the acquisition of the first properties (Santa Maria and San Jose) in July 2003, the Company benefited from a revival of the industry marked by increasing base and precious metal prices and a better access to capital market. Between September 2003 and December 2004, the Company raised over $21 million through private placement financings to initiate and then expand the exploration activities in Mexico. With the availability of funds, the Company increased personnel and consulting assistance in management and business development activities.

In 2004, promotion expenses were significantly higher because of a European tour which had been organized to showcase the Company projects and which led to private placement of $9.0 million in November 2004.

1.7 RESULTS OF THE QUARTER ENDED DECEMBER 31, 2005 :

During the quarter ended December 31, 2005, the Company incurred a loss of $1,287,232 ($0.02 per share) compared to a loss of $1,201,814 ($0.02 per share) for the same period in 2004. This loss is mainly attributable to a write-off of $557,588 following the decision to abandon the Santa Maria and El Cumbre properties and the recording of a provision for current and future taxes in Mexico. The remaining portion of the quarterly loss is in accordance with the monthly corporate cost budget.

1.8 LIQUIDITY:

As at December 31, 2005, the Company had working capital of $4,291,813 including $3,541,961 in cash and cash equivalent compared to $3,649,779 as at March 31, 2005, including $2,954,870 in cash and cash equivalent. This level of working capital is adequate to support daily operations.

In November 2005, the Company completed a series of private placements amounting to $4,500,000. The Company also received during the period, $1,320,439 from the exercise of 7,767,292 warrants which contributed to improving its working capital.

As at December 31, 2005, Sales tax and other receivables amount to $1,037,122 and are mostly comprised of Mexican recoverable input tax credit. The Company is still facing delays in recovering the IVA (local sales tax). The Company is regularly monitoring with local Mexican IRL authorities as the tax credit represents an important amount of unavailable funds.

During the period, in order to help its financial position, the Company negotiated with the buyer of its concentrate a revolving credit facility in the amount of US$500,000. The credit facility was alternately obtained by instalments of US$250,000 through the issuance of a holding certificate for 6,000 DMT of zinc/copper ore in the name of the financing bank and reimbursed with the delivery of zinc concentrate. This credit facility was fully repaid in December 2005 as the facility agreement expired. The Company is currently renegotiating the terms and conditions of a US$1.0 million credit facility in 2006.

Accounts payable and accrued liabilities amount to $771,264 and include an obligation of $233,180 (US$200,000) related to the acquisition of the shares of CMMM. This amount will be paid in monthly installments of US$25,000 until August 2006.

1.9 CAPITAL RESOURCES, INVESTING AND FINANCING ACTIVITIES:

The availability of funds is highly dependent on the capital markets. The main source of financing of the Company is the issuance of equity shares and the sale of concentrates. In November 2005, the Company completed a series of private placements whereby issuing a total of 22,500,000 common shares at a price of $0.20 per share for a total consideration of $4,500,000. The net proceeds were used to upgrade the Malpaso mill - increasing the capacity by about 10% and improving the recovery and the quality of the zinc and copper concentrates produced. Capital will also be expended on mine development, transportation upgrade and to cover operating expenses while concentrate production increases on the pilot-mining program at the Bolivar mine.

The Company expects to self-finance its 2006 exploration and development effort at the Bolivar project with cash flow generated from its pilot-mining program at the Bolivar mine.

The Company is always open to favorable opportunities on the capital markets to finance acquisitions and development of its projects.

1.10 FINANCIAL COMMITMENT:

The Company's financial commitments are as follows:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is prorated between the three companies on the basis of the space used.
- In order to exercise its various options on the properties, the Company will have to make the following payments:

2006	US$395,000
2007	US$325,500
2008	US$450,000
2009	US$3,062,500

All of the 2005 required payments were made. The Company will use part of its November 2005 financing proceeds to make the required 2006 payments.

1.11 OFF-BALANCE SHEET ARRANGEMENTS:

The Company did not enter into any off balance sheet arrangement.

1.12 RELATED PARTY TRANSACTIONS:

During the period, the Company paid for services provided by companies controlled by officers of the Company. Those services relating to project management and corporate activities are essential to the Company and reflect their actual market value.

Also during the period, certain directors, companies controlled by directors and certain officers of the Company participated in a private placement under the same terms and conditions as non related parties. They acquired 4,432,500 common shares at a price of $0.20 per common share for a total consideration of $886,500.

1.13 CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION:

There were no changes in accounting policies.

1.14 CRITICAL ACCOUNTING POLICIES:

Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant areas where management judgment is applied are asset valuations, contingent liabilities and future income taxes. Actual results could differ from those estimates and such differences could be material.

Mining assets:

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, exploration building and equipment, supply inventories that will be used for exploration, and deposits on future mining assets. All costs directly related to projects are capitalized. Exploration expenses are deferred until the economic viability of the project has been established, at which time the expenses are added to mining properties, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrate from the pilot-mining program before commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred under the terms of the arrangement;
- The price is fixed or determinable; and
- Collection is reasonably assured.

The inventory from pilot-mining is recorded at the lower of cost and net realizable value.

1.15 FINANCIAL INSTRUMENTS AND OTHER:

The Company does not use financial or other instruments.

1.16 RISK AND UNCERTAINTIES:

Business risk:

The exploration and development of mineral deposits involve significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. All of the Company's mining properties are at the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

Land title:

The Company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

Capital needs:

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current source of future funds available to the Company is the sale of additional equity capital and the borrowings of funds. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

Regulation and Environmental Requirements:

The activities of the Company require permits from various governmental authorities and are governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

Commodity prices:

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company operations. The market price of the Company's common shares, its financial results and its exploration, development and mining activities may be significantly adversely affected by declines in the price of precious or base minerals.

Uninsured Risks:

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Foreign exchange rate risk:

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. It buys its currencies based on its exploration budget.

Interest rate risk:

The Company's receivable, tax and other receivables and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents bear interest at variable rates. The short term deposit and the obligation related to assets under capital lease bear interest at a fixed rate.

1.17 OUTLOOK :

The Company wants to take advantage of its well established situation in Mexico, mostly in the Chihuahua region, and therefore is keeping well aware of any opportunities which may arise.

Base metal, copper and zinc market prices are carrying on their spectacular rise. Zinc is currently trading approximately US$1.38/lb and copper at approximately US$2.80/lb. With current access to high grade ore and with well improved and efficient milling facilities, the Company is an excellent position to benefit from the current high prices.

The Company has a working capital of over US$4.0 million.

The objectives for 2006 are as follows:

- Bolivar Pilot-mining program

  Mine and process between 85,000 and 90,000 tonnes of ore averaging 11.0% Zn and 2.5% Cu which should generate, at current forecasted metal prices, US$17 million in sales of concentrate at a cost of US$10 million.

- Increase the Malpaso Mill capacity to 600 tpd by the end of 2006.
- Define sufficient resources at Bolivar to commission a feasibility study that will give the Company parameters for eventual full-scale production, including construction of an appropriately sized mill on site.
- Resume the exploration program at the Promontorio property to develop its potential with internal financial and technical resources, or through joint ventures or partnership.
- Evaluate, and if warranted, acquire projects with a history of small-scale production in the Sierra Madre region.

1.18 NATIONAL INSTRUMENT 52-109 ON CERTIFICATION OF ANNUAL FILINGS:

The chief executive officer and the chief financial officer have signed the certification of Annual Filings as required by National Instrument 52-109, thus confirming, based on their evaluation, the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings.

1.19 OTHER REQUIREMENTS IN THE MANAGEMENT DISCUSSION AND ANALYSIS:

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Analysis of cost and deferred exploration expenses*

	Nine-month period ended December 31, 2005 $	Year ended March 31, 2005 $
Balance at beginning of period	10,197,775	2,552,001
Property acquisition and related costs	451,263	1,493,588
Sampling	179,671	415,509
Geology consulting and management	660,598	633,696
Geophysical survey	27,927	122,515
Drilling and mining development	1,352,627	2,444,972
Pilot milling	1,570,210	335,393
Supervision and local administrative costs	1,056,287	647,934
Transportation	2,530,748	946,510
Roads	41,725	187,761
Camp costs and food	550,053	133,306
Capitalized amortization of exploration building and equipment	833,442	356,161
Stock compensation costs	205,011	410,135
	9,459,562	8,127,480
Write-off of mining assets	(557,588)	(481,706)
Sale of concentrate	(5,562,402)	-
	3,339,572	7,645,774
Balance at end of the period	13,537,347	10,197,775

* The majority of the above costs other than property costs have been incurred on the Bolivar mine.

(ii) National instrument 51-102 – Section 5.4

Disclosure of Outstanding Securities as at April 13, 2006

Common shares: 81,847,686

Warrants: (each warrant entitles the holder to purchase one common share of the Company at the exercise price indicated until expiry date): 12,002,068

Number of warrants	Exercise price	Expiry date
12,002,068	$0.90	November 2006

Options outstanding: 7,132,333

Number of options	Exercise price	Expiry date
855,000	$0.85	October 2008
40,000	$1.30	January 2009
1,217,000	$0.75	August 2009
500,000	$0.75	February 2010
1,695,333	$0.30	September 2010
125,000	$0.22	September 2010
2,700,000	$0.40	February 2011

DIA BRAS EXPLORATION INC.

ANNUAL INFORMATION FORM
(the "AIF")

May 23, 2006

DIA BRAS EXPLORATION INC.

ANNUAL INFORMATION FORM

Table of Contents

PAGE

CORPORATE STRUCTURE OF THE COMPANY

1. NAME, ADDRESS AND INCORPORATION

Dia Bras Exploration Inc. (the "Company" or "Dia Bras") was incorporated under the *Canada Business Corporations Act* as a private company by Certificate of Incorporation dated April 11, 1996 under the corporate name "Line Islands Exploration Inc." Certificate of Amendment dated May 5, 1996 deleted the provisions of the Articles of Incorporation that constituted the Company as a private company. Certificate of Amendment dated December 9, 1999 changed the corporate name to Dia Bras Exploration Inc.

The address of the Company's head and registered office is the following:

2930 – 630 René-Lévesque Blvd. West
Montréal, Québec
H3B 1S6

2. INTERCORPORATE RELATIONSHIPS


Dia Bras Exploration Inc.
(Canada)
("Dia Bras")
100%
Dia Bras Mexicana
S. de R.L. de C.V.
(Mexico)
("DIB Mexicana")
100%
100%
100%
Nichromex S. de R.L. de C.V.
(Mexico)
("Nichromex")
Servicios de Mineria
de la S. de R.L. de C.V.
(Mexico)
("Servicios")
Asesores Administrativos
y Recuros Humanos S. de
R.L. de C.V.
(Mexico)
("Asesores")

DIB-Mexicana is the owner of the properties and of the mining equipment.

Nichromet is the operator of the Malpaso mill and holds the license for the Nichromet Hydrometallurgical processing technique.

Servicios provides human resources for the mine, mill and exploration activities.

Asesores provides administrative resources at the head office of DIB Mexicana in Chihuahua.

GENERAL DEVELOPMENT OF THE BUSINESS

1. THREE YEAR HISTORY

In 2003, after many years of difficult conditions for the mining sector, the price of metals (precious and base) improved and with it the conditions on the capital markets for junior exploration companies. The Company took advantage of the opportunities offered in its sector of activities and in the capital market.

Following the evaluation of several properties in Canada and abroad, the Company decided to focus its exploration and development activities in Mexico did not pursue any exploration work on properties acquired in previous years. These properties were abandoned.

In July 2003, the Company acquired its first two properties in the Chihuahua State of Northern Mexico. During fiscal year 2003-2004, the Company acquired rights on a total of seven properties in this area at a total cost of $410,000.

In August 2003, the Company acquired from Nichromet Extraction Inc. ("Nichromet") a license for the use and marketing of the Nichromet metallurgical extractive technology for Mexico (the "License"). The patented Nichromet chlorination base process allows for extraction and high recovery of precious and base metals from refractory ores. In consideration for the License, the Company agreed to pay Nichromet a one percent (1.5%) overriding net smelter royalty on all mineral production from any mine in Mexico. The Company paid $350,000 in advance on the royalty. The Company also has the right to act as exclusive agent for the Nichromet technology in Mexico.

From September to December 2003, the Company raised $12 million through private placements. The funds were used i) to acquire rolling stock and exploration machinery and equipment; ii) to initiate exploration programs; iii) to set up the head office in Chihuahua; to constitute a solid team of local geologists and mining engineers; and to search for new properties.

In February 2004, the Company incorporated Dia Bras Mexicana S de RL de CV, a wholly-owned Mexican subsidiary to own all mining rights and options on mining properties and exploration and mining equipment. At the end of fiscal 2003-2004, the Company set up a camp in Cieneguita.

In 2004-2005, the Company strengthened its exposure in the region by the acquisition of: i) Bolivar Mine, a property located in the same area as the properties acquired in the previous year, for US$1.2 million payable over two years; ii) Promontorio - Hidalgo, for US$3 million payable over five years; and El Magistral for US$1,000,000 payable over five years, and a 1.5% NSR, up to a maximum of US$1,500,000. At the end of March 2005, the properties of Company covered 11,857 hectares in the highly prospective Sierra Madre mineral belt of northern Mexico.

In November 2004, the Company completed another series of private placements and raised $9 million. The proceeds were used for the purchase of more mining equipment and for the exploration and development of both the Bolivar and the Promontorio properties. In late 2004, the Company launched a pre-feasibility study at Bolivar, which includes a pilot-mining program initiated in early 2005.

The 2005 pilot-mining program resulted in the production of 6,218 tonnes of zinc concentrate and 2,608 tonnes of copper concentrate from 50,371 tonnes of development rock averaging 8.07% zinc and 1.89% copper. The sale of concentrates generated revenue of $5.6 million in 2005. The program realized a first month of positive cash flow in December when it produced $1.1 million worth of copper and zinc concentrates from mining and milling of 5,837 tonnes averaging 10.29% zinc and 2.49% copper with direct operating costs amounted to $780,000.

In November 2005, the Company raised $4.5 million from private placements. The funds were allocated to the increase of the mill facility, the purchase of additional mining equipment and working capital.

2. SIGNIFICANT ACQUISITIONS IN THE LAST COMPLETED FINANCIAL YEAR

In September 2005, the Company exercised its option to acquire the Malpaso mill via the acquisition, through an agent, of the shares of Compania Minera Metalurgica Malpaso S. de R.L. de M.I. ("CMMM"), a Mexican company. As at the date of the presents, the Company has acquired 82% of the CMMM and is negotiating the acquisition of the remaining 18%. However, the Company controls all levels of operations at the mill. Since the start-up of the pilot program, the mill capacity has been increased from 100 tpd to 300 tpd, its current level of operations.

DESCRIPTION OF THE BUSINESS

1. GENERAL

Dia Bras is a mining exploration company. All the properties of the Company are at the development stage. However, the Company has started a pilot-mining program in 2005 as part of a pre-feasibility study on the Bolivar Mine project. The pilot-mining program was implemented to generate cash flow sufficient to finance the exploration and development activities. The program will provide data on mining, transport and milling costs, logistics, ore grades, mill recovery performance and metallurgy, which is essential to a feasibility study. The pilot-mining program consists in the production of zinc and copper concentrates from development ore. All concentrate produced is sold to MRI Trading AG pursuant to a standard concentrate purchase agreement.

From March to December 2005, the prices of zinc and copper increased respectively by 13% and 21%. Since December 31, 2005 the price of zinc has increased by 88% from $0.80 to $1.50 while the price of copper increased by 67% from $2.10 to $3.50.

2. RISK FACTORS

Business Risk

The exploration and development of mineral deposits involve significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. All of the Company's mining properties are at the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

Land Title

The Company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

Capital Needs

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current source of future funds available to the Company is the sale of additional equity capital and the borrowings of funds. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

Regulation and Environmental Requirements

The activities of the Company require permits from various governmental authorities and are governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

Commodity Prices

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company operations. The market price of the Company's common shares, its financial results and its exploration, development and mining activities may be significantly adversely affected by declines in the price of precious or base minerals.

Uninsured Risks

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Foreign Exchange Rate Risk

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. It buys its currencies based on its exploration budget.

3. MINERAL PROJECTS

The Company is a junior mining exploration company. At this stage of its development, the Company holds interests or options to acquire interests in mining properties. The Company generates income from the sale of concentrate pursuant to its pilot-mining program to fund the exploration and development of the projects. However, the Company must also issue equity to finance acquisitions and maintain its rate of growth. Equity financing is subject to capital market conditions.

The two main properties of the Company are Bolivar and Promontorio. Technical reports in accordance with National Instrument 43-101 have been prepared for both properties by Roscoe Postle Associates ("RPA"), geological mining consultants. The following information on Bolivar and Promontorio is extracted from the Technical Reports. However, some adjustments are included to reflect the activities of the Company since the publication of the reports.

BOLIVAR PROJECT

The 43-101 Report is dated October 25, 2005.

The Bolivar Project includes four groups of exploration properties. These are the Bolivar, Mezquital, Santa Maria and Florida properties, which comprise the nineteen mineral concessions. Work credits are sufficient to keep all of the concessions at least until 2030. The majority of these concessions (Ampliaciónes) are held by Polo y Ron Minerales, S.A. de C.V. (Polo y Ron or P&RM) and other titleholders.

Table 4-1 - MINERAL CONCESSIONS LIST				
Dia Bras Exploration Inc. – Bolivar Project				
Project Area	**Concession**	**Title No.**	**Area (ha)**	**Expiry Date**
Bolivar	Bolivar	192324	63.6	2030+
	Bolivar III	180659	48.0	14-07-2037
	Bolivar IV	195920	50.0	14-07-2042
	La Chaparrita	217751	10.0	2040+
	Piedras Verdes	220925	92.5	27-10-2009
Mezquital	Mezquital	223019	2,475.4	05-10-2040
	Mezquital Fraction 1	223020	4.7	05-10-2040
	Mezquital Fraction 2	223021	2.4	05-10-2040
	Mezquital Fraction 3	223022	974.6	05-10-2040
Florida	San José	209649	462.0	02-08-2050
	Ampl. San José	223025	229.5	02-08-2049
	Val	223016	95.2	02-08-2049
	Val-1	223018	36.3	02-08-2049
	Val Fraction	223017	0.1	02-08-2049
	El Gallo	224112	251.8	07-04-2061
	La Mesa	223506	718.9	02-08-2049
	La Cascada	222720	1,944.3	02-08-2049
Total			**7,459.3**	
Source: Muñoz, 2005, Alvarado, 2003, Goodell, 2003, Dia Bras Press Release of November 3, 2003, and Agreement between El Paso Partners and Dia Bras (July 29, 2003).				

The Bolivar, Bolivar III, Bolivar IV and La Chaparrita concessions are held as mining (Exploitation) licences. The remaining fifteen are held as exploration licences. RPA understands that since the old San José Mine, Bolivar Mine and Valenzuela Mine operations were being worked before the present (1988) environmental legislation in Mexico, no environmental liabilities are attached to the present properties.

Bolivar III and Bolivar IV Concessions

In September 14, 2004, Dia Bras entered into an Option to Purchase Agreement with Sr. Javier Octavio Bencomo Muñoz, executor for the estate of Sra. Berta Muñoz de Bencomo (Bencomo) on the one hand, Sra. Carmen Beatriz Chavez Márquez and Sr. Jesus Fernandez Loya on behalf of Minera Senda de Plata, S.A. de C.V. (Senda) on the other, for the Bolivar III and Bolivar IV Concessions of the Bolivar Mine property. To earn a 75% interest in these two concessions, Dia Bras agreed to a cash payment with the two property holders totalling US$975,000. As of the date of the presents, there is one remaining payment of US$162,500 due on September 14, 2006.

In a judgement dated September 13, 2004, the Civil Court of the State of Chihuahua nullified an earlier agreement between the estate of Sra. Berta Muñoz de Bencomo and Minera Senda de Plata, S.A. de C.V., and the dispute on ownership, regarding the Bolivar III and Bolivar IV mineral concessions. This judgement also declared that title to these two concessions was transferred 50% to Dia Bras and 50% to Sr. Javier Octavio Bencomo Muñoz, on behalf of the estate of Sra. Berta Muñoz de Bencomo.

Santa Maria and El Cumbre Concessions

These concessions were abandoned in 2005.

San José Agreement

On July 29, 2003, Dia Bras entered into a similar Option to Purchase Agreement with Polo y Ron Minerales, similar to the EPP agreement, for the San José, San José Ampliación, Val, Val 1 and Val Fraction concessions, subject to a 3% Net Smelter Return (NSR) royalty. Dia Bras agreed to pay EPP graduated annual instalments totalling US$329,500 by 2009. The detailed breakdown of the option payments is as follows:

- July 2003, US$5,500 (paid)
- January 2004, US$5,500 (paid)
- July 2004, US$5,500 (paid)
- January 2005, US$5,500 (paid)
- July 2005, US$12,500
- January 2006, US$20,500
- July 2006, US$37,500
- January 2007, US$37,500
- July 2007, US$37,500
- January 2008, US$37,500
- July 2008, US$62,500 (Royalty)
- July 2009, US$62,500 (Royalty)

Mezquital Concessions

On September 20, 2004, Dia Bras entered into an Option to Purchase Agreement with Polo y Ron and Raul Tarin (Tarin), for the Mezquital concessions. These included La Cascada, Mezquital, Mezquital I, Mezquital II, Mezquital III and El Gallo concessions. The terms of the agreement included total cash payment of US$100,000, of which US$10,000 had been paid by October 2004, and annual exploration expenditures of US$50,000 over three years (total, US$150,000). On October 29, 2004, Dia Bras acquired the Mezquital concession by agreeing to the terms of the above agreement. On that date Polo y Ron and Tarin transferred their rights on the Mezquital concession to Dia Bras.

Piedras Verdes Concession

In December 2003, Dia Bras entered into an Option to Purchase Agreement with Tarin regarding the Piedras Verdes Concession. The terms of the agreement included total cash payment of US$200,000, as follows:

- December 2003, US$55,000 (paid)
- December 2004, US$60,500 (paid)
- December 2005, US$65,000 (paid)
- December 2006, US$20,500

In summary, the status of option payments and work commitments regarding the various mineral concessions of the Bolivar Project is presented in Table 4-2.

Table 4-2 - SUMMARY OF AGREEMENT TERMS					
Dia Bras Exploration Inc. – Bolivar Project					
Adjusted as of May 23, 2006					
Agreement	**Cash Payments (US$)**			**Work Commitments (US$)**	**Total (US$)**
	Paid	**Pending**	**Subtotal**		
Bolivar III & IV	1,037,500	162,500	1,200,000		1,200,000
San José (Florida)	52,500	150,000	202,500**	1,638,000*	329,500
Mezquital	10,000		10,000		10,000
Piedras Verdes	180,000	20,000	200,000		200,000
Totals	**1,280,000**	**332,500**	1,612,500	**1,638,000***	**1,739,500**

Source: Muñoz, 2005.
***US$150,000 was required to be spent during first year of agreement.**
****Starting July 2008, the company would pay a yearly advance royalty payment of US$62,500**

The above concessions are subject to a rental fee of 405 Mexican Pesos/ha (Total about M$172,080 or about US$15,500) for the current year and thereafter to an annual rental fee of M$1.1 million (about US$101,000) to the Government of the State of Chihuahua.

Mexican Mining Law requires that the holder of a Mineral Licence carry out exploration work only upon obtaining an Exploration Permit from the Consejo de Recursos Minerales (CRM), during the first period, which comprises six years. Upon execution of the initial exploration program and submission of a technical report, the Exploration Permit on the Mineral Licence may be extended for a period of fifty (50) years. If a mineral deposit is present or discovered within the Mineral Licence, then the property may be converted into a Mining Licence annual requirements of fees (in Mexican Pesos) for exploration properties as well as for Mining Licences are presented in Tables 4-3 and 4-4 below. (CRM, 1999).

Table 4-3 - ANNUAL FEES FOR EXPLORATION PROPERTIES IN MEXICO (February 1999)				
Dia Bras Exploration Inc. – Bolivar Project				
		Additional Annual Fees per hectare (M$/ha)		
Surface Area (ha)	**Fixed Annual Fees (Mexican Pesos M$)**	**First Period**	**Second to Fourth Period**	**Fifth and Sixth Periods**
Up to 30	0	5.0	20.0	
30 to 100	0	10.0	40.0	30.0
100 to 500	500	20.0	60.0	60.0
500 to 1,000	1,500	18.5	57.0	120.0
1,000 to 5,000	3,000	17.0	55.0	120.0
5,000 to 50,000	10,500	15.5	53.0	120.0
>50,000	100,000	14.0	50.0	120.0

Source: Secretaría de Comercio y Fomento Industrial, Consejo de Recursos Minerales, Government of Mexico, February 15, 1999.

Table 4-4 - ANNUAL FEES FOR MINING PROPERTIES IN MEXICO (February 1999)		
Dia Bras Exploration Inc. – Bolivar Project		
Surface Area (ha)	**Fixed Annual Fees (Mexican Pesos (M$)**	**Additional Annual Fees per hectare (M$/ha)**
Up to 30	0	30.0
30 to 100	0	60.0
100 to 500	500	120.0
500 to 1,000	1,500	240.0
1,000 to 5,000	3,000	480.0
>5,000	10,500	960.0
Source: Secretaría de Comercio y Fomento Industrial, Consejo de Recursos Minerales, Government of Mexico, February 15, 1999.		

Property Status

Dia Bras holds interests in twelve mineral concessions in northwestern Mexico. The Mineral Concessions are located approximately 250 km (straight line) southwest of the capital City of Chihuahua, State of Chihuahua, and host an old Cu-Zn producer, the Bolivar Mine. Production from the Bolivar Mine is not subject to any royalties.

The Bolivar Cu-Zn deposit is located within the 63.5 ha Bolivar mineral concession that has a term of twenty-five years, expiring in 2030. The property, including nineteen concessions and covering a total area of approximately 11,840 ha, is situated within the municipality of Urique.

Sr. Javier Octavio Bencomo Muñoz (Bencomo), on behalf of the Bencomo Family on the one hand, Sra. Carmen Beatriz Chavez Márquez, and Minera Senda de Plata, S.de C.V. (Senda) are the direct owners of the surface rights that cover all of the current mining and related infrastructure at the Bolivar Mine, which comprises the Bolivar, Bolivar III and Bolivar IV concessions. When necessary, access mining agreements will be negotiated and signed with the individual surface owners for other areas within the concession not owned by Bencomo or Senda. The purchase of the mineral concessions was made by Dia Bras on September 10, 2004 from Bencomo and Senda.

RPA understands that permits required for the current test mining and for exploration activities are in place. Dia Bras reports that an Environmental Impact Study for mining of the Bolivar deposit is not necessary, since mining operations have been carried out in the past. RPA also understands that Dia Bras is not responsible for any type of environmental damage caused prior to the time at which it took possession of the Bolivar Mine in 2004, but is required to implement the necessary changes to reduce any existing environmental problems. According to the existing purchase agreement, Dia Bras may freely export and sell the base metals and silver produced and the proceeds may be repatriated without restriction.

Location, Access, Topography, Climate and Infrastructure

The Bolivar mineral concession is situated within the municipality of Urique and is some 20 km west-northwest of Batopilas, which is connected by a gravel road to Federal Highway 23, connecting to larger centres in the area, such as Creel and Guerrero. The property lies within a rugged mountainous terrain of the Sierra Madre Occidental of northwestern Mexico, with moderate to high relief.

Access to the Bolivar Property is by paved road (approximately 305 km from Chihuahua) and approximately 80 km by all-season gravel roads to the Village of Cieneguita, which is located some 7 km north of the property. The total road distance from Chihuahua is approximately 392 km.

The climate in western Chihuahua is semi-arid with a hot season from May through November and a milder season from December through to April. The mean annual temperature is 25°C with an average annual precipitation of approximately 758 mm. The area has a relatively rainy season from June to September – with a rate of precipitation

ranging from 83 mm to 188 mm – and a relatively dry season with an average monthly precipitation of approximately 26 mm during the rest of the year. In the past, the Bolivar Mine has operated year round and was not normally affected by the typical seasonal climatic variations.

Electrical power for the Bolivar test mining activities is provided by on-site diesel generator. Dia Bras is planning to obtain electric power from the Mexican national grid system with backup generators at the mine site. Water, both industrial and potable, is drawn from local sources.

The two villages of Piedras Verdes and Cieneguita are located close to the mineral concession, with a combined population of approximately 1,500 people (approximately 1,000 for Cieneguita and 500 for Piedras Verdes) including some of the mine employees. Transportation to the Bolivar Mine or the camp at Cieneguita is by private vehicles and company vehicles.

Elevations of the Bolivar Mine property range from 1,800 m to 2,000 m above mean sea level. The area has a rugged topography, with topographic relief ranging from 250 m to 500 m. The main topographic feature is the small creek draining to the north-northwest towards Cieneguita and its valley, which is bounded by hills covered by acorn and eucalyptus trees at low elevations and by pine trees at higher elevations. Vegetation cover is present throughout the area.

History

Historic mining, prospecting and exploration for polymetallic Cu-Zn-Pb-Ag-Au deposits in the Sierra Madre Precious Metal Belt of Northwestern Mexico have been carried out since the Spanish Colonial days. In the general area of the current properties, this belt comprises three mineral districts. These are the Batopilas District, Piedras Verdes District and the Urique District.

In 1632, a native silver vein was discovered at La Nevada near Batopilas. Thereafter, sporadic mining of silver deposits continued for almost one hundred years. A second phase of mining started with the Carmen Mine near the end of 18th Century, but was halted due to the Mexican War of Independence from 1810 to 1821. A third phase of mining in the region occurred from 1862 to 1914, but was again halted due to the Mexican Revolution in 1910.

The Urique District is characterized by gold-rich fissure veins hosted by andesitic rocks. Since 1915, there have been sporadic attempts to develop mineral deposits in the area. Small scale mining of polymetallic deposits in this district started before 1910 by gambusinos (artisanal miners). Production records from 1929 are reported as 2,891 tonnes of ore containing 2,686 kg of copper, 7,990 kg of lead, 1,061 kg of silver and 44 kg of gold, indicating an average grade of 0.09% Cu, 0.28% Pb, 367 g/t Ag and 15.22 g/t Au. Since 1915, some 300 million ounces of silver, are reported to have been produced from the Batopilas District.

Other mining activities in the area include the Cieneguita de los Trejo gold deposit located at the outskirts of the village of Cieneguita, which is situated about 1.5 km northwest of the northwestern corner of the El Cumbre Mineral Licence. In the 1990s, Glamis Gold Ltd. (Glamis) developed an open pit mine and produced gold by heap leaching method. The old leach pads are readily visible and the current Dia Bras exploration camp is situated some 100 m west of one of those heap leach pads.

From 1980 to 2000, some 300,000 tonnes of mineralized material were mined while the Bolivar Mine was under the control of Bencomo Family. This included:

- 195,000 tonnes from the Fernandez trend
- 90,000 tonnes from the Rosario Trend,
- 15,000 tonnes from the Pozo del Agua Area

Detailed production records for this period are not available, but are reported to be in the order of 50 tonnes per day, and the average grade of the mineralized material is reported to be in the range from 5% Cu to 6% Cu and 25% Zn to 30% Zn.

Geological Setting and Mineralization

The area of the Bolivar Property is underlain by an assemblage of Cretaceous and Tertiary volcanic and sedimentary rocks. These rocks are often intruded by granitic plutons of various sizes. A 750 m thick assemblage of Lower Tertiary to Upper Cretaceous andesitic agglomerates, flows and tuffs cover the southwestern portion of the area, and are referred to as the Lower Volcanic Series (LVS). These rocks are overlain by Mid Tertiary rhyolitic and dacitic ignimbrites and tuffs of the Upper Volcanic Series (UVS). In general, the rocks in the area trend northwest and dip gently to the northeast. These rocks are also cut by several northeast trending normal faults, which are commonly associated with small gullies.

The Bolivar Property and the adjacent mineral licences are situated within a major north-northwest trending Sierra Madre Precious Metals Belt, which contains a number of lineaments. From west to east these include:

- The El Sausal-Cieneguita Lineament: A number of old polymetallic mines and prospects are situated along this northwest trending and steeply east dipping structure. Recent sampling of underground workings by Dia Bras has yielded values ranging from 0.87% Pb, 0.36% Zn and 110 g/t Ag to 9.1% Pb, 5.64% Zn and 293 g/t Ag at the old San José de Pilar Mine.

- The Santa Maria Structural Zone: This north-northwest trending zone varies in width from 300 m to 800 m and includes several narrow (~ 1 m wide) structures. Recent chip sampling of several veins and brecciated zones by Dia Bras yielded values ranging from 1.07 g/t Au to 5.5 g/t Au over 70 cm to 3.5 m.

- The Urique Lineament: This zone trends north and is parallel to the general orientation of the Copper Canyon, a Mexican National Park, which contains the Urique River situated outside the current properties. The area between the Urique Lineament and the El Sausal-Cieneguita Lineament is interpreted to define a regional graben.

Base metal and gold deposits in the Batopilas District represent various types of mineralization. These range from porphyry-type copper and skarn deposits to structurally controlled epithermal gold and silver mineralization and include:

- High-sulphidation epithermal gold deposits within andesitic flow rocks, tuffs, agglomerates and breccias, such as the El Sausal gold deposit. These deposits are commonly associated with argillic and phyllic alteration.

- Porphyry-type copper mineralization: An area some 2 km southwest of Batopilas, where approximately 5 km^2 area exhibits typical argillic and silicic alteration around the Tahonas porphyry copper deposit.

- Skarn deposits: Cliffs with abundant malachite staining are commonly present along the El Sausal-Cieneguita Trend. These are associated with an extensive zone of typical skarn-type alteration in at least two layers of calc-silicate rocks with abundant light green to beige garnet, epidote, magnetite and hematite. Pods of massive sphalerite with lesser chalcopyrite, galena and pyrite are associated with northeast trending structures which cut the main northwest trending El Sausal-Cieneguita Lineament, such as at the old Bolivar Mine. These massive sulphide pods range in size from 0.5 m x 1 m to 1.5 m x 4 m.

- Gold and silver mineralization associated with rusty zones in light grey to pink, fine to medium-grained granite (endoskarn). Pyrite is commonly present as fine-grained disseminations within the matrix as well as concentrated along fractures. Occasional chalcopyrite is also present, such as along the road cut close to the old Valenzuela Mine.

Exploration

Since December 2003, Dia Bras has carried out an exploration program of geological mapping, outcrop sampling, topographic survey and diamond drilling, and completed some 24,000 m in 133 holes. Initially, Dia Bras contracted Orbit Drilling (a subsidiary of St. Lambert Drilling of Val d'Or, Québec) to carry out this program. From mid 2004 and onwards, however, diamond drilling has been carried out by Dia Bras personnel. For the initial approximately

10 m of the holes, HQ core is recovered. Thereafter, the drill pipes are reduced to recover NQ core. Most of the core is stored at the project site. Some of the holes were inclined and oriented to the southwest and others are vertical.

The objective of this program has been to explore for near surface polymetallic sulphide mineralization within the areas of calc-silicate rocks with malachite staining, which have moderate northeast trending plunges. These holes have tested and attempted to better outline the areas close to the previously discovered and mined gold and polymetallic sulphide mineralization.

Exploration drilling in 2004 and 2005 discovered a new copper zone with significant gold values situated at the southern end of the Rosario Trend.

Extensive areas of skarn-type alteration, along with the presence of magnetite-rich zones along the main Rosario Trend, as well as southeast of the shaft area, within the Bolivar IV and Piedras Verdes mineral concession, indicate exploration potential for hidden high-grade skarn-type Cu-Zn mineralization.

Independent Sampling by RPA

RPA collected a total of seven (7) samples, one grab sample and one channel sample from underground workings of the Rosario Trend and five samples of split core from diamond drill holes which have tested the Bolivar deposit, and sent them to SGS Laboratories in Don Mills, Ontario, for independent assays for copper, zinc, lead, silver and gold.

The RPA samples confirm the presence of copper, zinc and silver values at essentially the same order of magnitude as the Chemex laboratory assays. The differences are considered to be due to the variability in metal grades between the two halves of the core, and are not cause for concern, in RPA's view.

Mineral Resources

The Mineral Resources of the Bolivar area are contained within two mineralized areas, the Bolivar deposit and the La Increible deposit. The Mineral Resources of the Bolivar deposit are contained predominantly within two mineralized zones, the north trending Rosario Trend and the east trending Fernandez Trend. Both of these trends have been partly outlined by diamond drill holes as well as by underground development. The Mineral Resources of the old La Increible mine are contained within a number of north trending lenses.

RPA has estimated the Mineral Resources of the Bolivar deposit using the database from the 133 drill holes which Dia Bras has provided. As part of its estimate, RPA carried out a new interpretation of the geology and the mineralized zone, and constructed a Block Model to estimate the Mineral Resources.

For the block model, block grades were interpolated using Inverse distance squared ($1/D^2$) method and block size was 5 m (east-west) by 5 m (north-south) and 2.5 m in the vertical dimension. Grades were interpolated into each of the twenty-five mineralized zones using only composites within each zone. First, the copper-zinc deposit was interpreted on drill sections into various mineralized lenses. Gemcom software was used to construct a 3D solid of the mineralized lenses and grades were interpolated into blocks in the 3D solids using only the 2 m drill hole assay composites located within the solids.

RPA has estimated the Mineral Resources of the Bolivar deposit using a cut-off grade based on the approximate average prices for copper and zinc, production cost and expected recovery in the resource model. RPA has used the over-all recovery of approximately 75% for the copper and 80% for the zinc. This is based on the five month production record (February to June 2005) at the Malpaso mill. RPA has used the production costs as estimated by Dia Bras for an underground mine at Bolivar. These costs are reported to be similar to small copper-zinc operations in Mexico. At the current copper price of around US$1.60 /lb. Cu and US$0.58 /lb. Zn, the cut-off grade for the Bolivar deposit resource estimate is calculated as 1.0% Cu and 6% Zn (3.4% Cu Eq). RPA recommends that this cut-off grade be used to report Mineral Resources.

RPA has classified the current resources at Bolivar as Measured, Indicated and Inferred Mineral Resources, as shown in Table 1-1.

Table 1-1 - MINERAL RESOURCES						
Dia Bras Exploration Inc. – Bolivar Deposit						
Trend	Category	Tonnes	Grade			
			% Cu	% Zn	g/t Ag	g/t Au
Rosario	Measured	26,700	1.34	7.81	31.15	0.08
Rosario	Indicated	325,000	2.48	9.48	49.65	0.25
Rosario	Inferred	17,000	2.42	10.27	15.96	0.03
Fernandez	Indicated	24,900	3.18	1.78	211.67	2.69
Subtotal	**Indicated**	**359,900**	**2.61**	**8.79**	**63.46**	**0.41**
Subtotal	**Inferred**	**17,000**	**2.44**	**10.26**	**15.83**	**0.03**

Notes:

1. **CIM definitions were followed for the resource estimate.**
2. **Mineral Resources are estimated at a cutoff grade of 1% Cu and 6% Zn an average copper price of US$1.60 per lb and an average zinc price of US$0.58 per lb, and a minimum width of 2.4 m for a mineralized zone.**
3. **Density of mineralized rock is 3.42 t/m^3.**

Mining and Milling Activities

Currently, Dia Bras carries out test mining activities at Bolivar. This includes extraction of "development ore" as well as some mineralized blocks left from earlier mining operations. Mining operations are fully mechanized. The mine equipment is adequate to support the current 100 tonnes per day operation.

The mining methods used at Bolivar are shrinkage as well as long-hole stoping for the primary stopes. Sub-level retreat may also be used for pillar recovery. Stopes will not be backfilled. Development of most mining areas will be both from the top down as well as along the lower level; sill pillars will be left at regular intervals between shrinkage blocks.

The Malpaso mill is a nominal 200 tonnes per day flotation plant. Currently, however, it is running at the rate of approximately 100 tonnes per day. The mill produces two concentrates, a copper concentrate and a zinc concentrate, using regular flotation. The production record for the past five months indicates that:

- Some 16,000 tonnes mineralized material has been processed.
- Average head grade at the mill was 1.86% Cu and 7.34% Zn.
- The grade of the copper concentrate ranged from 25.86% Cu and 8.4% Zn to 29% Cu and 11.20% Zn, with an average grade of 27.94% Cu and 9.77% Zn.
- The grade of the zinc concentrate ranged from 54.10% Zn and 2.16% Cu to 58.42% Zn and 12.15% Cu, with an average grade of 57.10% Zn and 2.40% Cu.
- The average recovery for the copper was 76.29% and 84.50% for the zinc.

RPA did not review the environmental and general permitting aspects of either the Bolivar mine or the Malpaso mill. Dia Bras reports that the Bolivar mining activities as well as the Malpaso milling operations are in compliance with all applicable environmental requirements and further reports that it has not received any non-compliance orders from regulators.

Exploration Potential

The Bolivar Mine is an old copper-zinc producer and on-going exploration by Dia Bras continues to extend known zones of copper, zinc and gold mineralization along strike of the Rosario Trend as well as the Fernandez Trend, near the Bolivar Adit. Recent drilling and prospecting around the Bolivar mine area has discovered new target areas within zones of skarn-type hydrothermal alteration. The most prominent of these are:

- Rosario Sur: The primary target is the extension of the Rosario structure. A significant intersection of 1.14% Cu, 0.06% Zn, 61.35 g/t Ag and 3.08 g/t Au over 4 m in skarns is reported from Drill Hole DB05B128, which has intersected the No. 2 lens. This intersection is also associated with high magnetite content in the skarns.

- West of Shaft Area: Dia Bras reports similar relatively higher grade intersections of 1.34% Cu, 1.16% Zn and 47 g/t Ag over 26 m in Hole DB04B041 and 0.78% Cu, 0.44% Zn and 17 g/t Ag over 34 m in Hole DB04B044, with abundant magnetite. It is interesting to note that these intersections are close to (within 35 m) the surface, and thus more amenable to possible development by open pit methods in the future.

- Bolivar Noroeste: A cluster of drill holes have intersected sulphide mineralization, which are similar to those along the Rosario Trend, some 200 m north of the Bolivar shaft. Except for a hole oriented due north – thus parallel to the interpreted trend – the relatively copper rich No. 2 lens, however, has not been tested by these holes.

RPA is of the opinion that these new zones are open along strike and warrant further drill testing.

Based on our review of earlier studies and technical reports, history of mining in the area, field observations during the site visits, and interpretation of recent drill results, RPA concludes that:

- There is good potential for economic copper, zinc, silver and gold mineralization on the Bolivar Property, and further exploration work is warranted.

- Despite small-scale mining carried out in the past the property is considered by RPA to be at an advanced exploration stage.

- There are at least two trends of skarn-type Cu-Zn mineralization defined by at least twenty-five mineralized lenses within the property. These are known as the Rosario Trend and Fernandez Trend.

- The mineralized lenses are hosted by altered Cretaceous limestones (marble and hornfels) which exhibit typical skarn-type alteration assemblage, such as magnetite, diopside, epidote and other calc-silicate minerals.

- In general, the mineralized lenses are stacked, although in places discontinuous along strike, but parallel to the contact with the granodiorite pluton which intrudes the limestones.

- The El Rosario Trend is situated some 150 m east of the main gully. Since it is parallel to this gully, it may extend along strike in a north-northwest trend, beyond the area of current drilling.

- The Fernandez Trend is oriented in an east-southeasterly direction, and extends from the old shaft and Adit No. 1 area.

- The mineralized zones are situated along the western slope of the hill (on the eastern side of the central gully).

- Copper stained areas, associated with some of the mineralized zones, are readily seen from the air, with chrysocolla and malachite staining as well as at relatively more resistant skarn outcrops along the eastern flank of the gully.

- The prominent structural feature is the north-northwest trending central gully and a 25 m to 175 m wide by up to 2 km m long alteration zone, which is situated on the eastern side of the gully, i.e. the area underlain by Late Cretaceous limestones and andesitic rocks.

- Secondary east-southeast and northeast trending structures cut all the rocks in the area and have affected the orientation of the mineralized lenses.

- Mineralized intersections encountered during the current drilling campaign ranged from 0.12% Cu over 3 m to 14.8% Cu over 1 m (with most intersections in a range from 1% Cu to 4% Cu) and 0.11% Zn over 1 m to 38.8% Zn (with most intersections in a range from 3% Zn to 8% Zn).

- A new copper zone has been identified in the southern part of the drill area. This is indicated by an intersection of 1.14% Cu, 0.06% Zn, 61.35 g/t Ag and 3.08 g/t Au over 4 in Hole DB05B128. A similar intersection was encountered in Hole DB05B127, situated 25 m north of Hole DB05B128. These intersections are situated some 550 m to 600 m south of the Bolivar shaft. RPA is of the opinion that this is a new target area and warrants further drill testing. RPA notes that these intersections with relatively high copper values are associated with abundant magnetite in the skarn.

- A similar zone with higher-than-average copper values is present some 125 m west of the Bolivar shaft. This zone has been intersected by two holes with assay results as follows:

    - 1.34% Cu, 1.16% Zn and 47 g/t Ag over 26 m in Hole DB04B041, and
    - 0.78% Cu, 0.44% Zn and 17 g/t Ag over 34 m in Hole DB04B044.

- RPA is of the opinion that this new zone is open along strike and warrants further drill testing.

Recommendations

RPA considers the Bolivar Project to be a property of merit and recommends a systematic exploration program including drilling,

PROMONTORIO PROJECT

The 43-101 Report is dated January 24, 2005.

Property Status

The Promontorio exploration property comprises three mineral licences. The initial two licences (Hidalgo and Promontorio) acquired from the Bovo family, cover a total area of 45 ha. Recently, Dia Bras has acquired the adjacent El Magistral mineral licence held by Octavio P.R. Carlos, Esther A.T. Soto and José A.U. Escobar. Together with this new licence, the property covers a total area of approximately 187 ha. Even though some small-scale mining has been carried out in the past and some Mineral Resources are reported, the project is at an intermediate stage of exploration.

RPA understands that since the old underground operations at the Veta Grande were shut down before the present environmental legislation in Mexico, no environmental liabilities are attached to the present property, and it is held as an exploration permit.

On July 15, 2004, Dia Bras entered into an Option to Purchase Agreement with the two groups of the Bovo family, for the Hidalgo and Promontorio Licences. Dia Bras agreed to pay a total of US$3 million with graduated annual instalments as follows:

- An initial payment of US$40,000.
- US$60,000 due on June 30, 2005.
- US$100,000 due on June 30, 2006.
- US$150,000 due on June 30, 2007.
- US$150,000 due on June 30, 2008.
- US$2,500,000 due on June 30, 2009.

There are no royalties attached to the Hidalgo and Promontorio Mineral Licences. As part of the above agreement, Dia Bras also has the first right of refusal to participate in any exploration activities on new mineral discoveries made within a distance of 50 km from these two licences.

On November 24, 2004, Dia Bras also entered into an Option to Purchase Agreement with Octavio P.R. Carlos, Esther A.T. Soto and José A.U. Escobar, for the El Magistral Licence. Dia Bras agreed to pay a total of US$1 million with graduated annual instalments as follows:

- An initial payment of US$50,000 due on November 24, 2004.
- US$75,000 due on November 24, 2005.
- US$75,000 due on November 24, 2006.
- US$100,000 due on November 24, 2007.
- US$200,000 due on November 24, 2008.
- US$500,000 due on November 24, 2009.

The agreement for El Magistral is subject to a 1.5% NSR from future production, or an annual cash payment of US$250,000. The total amount for the agreement, including the 1.5% NSR, is US$2,500,000.

As part of the El Magistral agreement, Dia Bras also has the first right of refusal to participate in any exploration activities on new mineral discoveries made within a distance of 10 km from these two licences.

All licences are subject to an annual rental fee of 405 Mexican Pesos/ha (M$75,735) or about US$6,700 for the current year to the Government of the State of Chihuahua.

History of Exploration

Exploration for polymetallic Cu-Zn-Pb-Ag-Au deposits in the Sierra Madre Precious Metal Belt of Northwestern Mexico has been carried out since the Spanish Colonial days. In the general area of the current property, this belt comprises the Ocampo mineral district.

Mining first took place on the property before the turn of the 19th Century. Work, however, was disrupted because of the Mexican Revolution in 1910, and did not restart until the 1920s. Thereafter, sporadic mining of silver deposits continued for almost seventy years. In 1922, Sierra Nevada Gold Corporation shipped 27 carloads of direct shipping ore to the American Smelting and Refining Company (Asarco) smelter in Chihuahua. A second phase of mining started with local companies, such as Minas de Chihuahua, who continued underground work in the 1940s, using steam power and producing direct-shipping ore, from the mine to the highway and then to the smelter using mules. A third phase of mining on the property was by Sr. Chavez from 1973 to 1978.

The most recent exploration work on the property was by Empresa Minera Can Mex S.A. de C.V. (Can Mex), who carried out geological mapping, lithogeochemical sampling and a 34-hole reverse circulation drilling (RCD) program from 1993 to 1994. In 1995, Compañía Fresnillo S.A. de C.V. (Fresnillo) carried out geological mapping and extensive sampling of all open cuts and accessible underground workings, including the Santiago tunnel. Results, however, are not available.

Geology and Mineralization

The area of the Promontorio Property is characterized by gold and silver-rich epithermal veins within high sulphidation zones hosted by felsic pyroclastic rocks. These include the Ocampo deposit, which is situated some 25 km (by air) southwest from the Promontorio Property. The property is underlain by an assemblage of volcanic rocks. These consists of Lower Tertiary to Upper Cretaceous andesitic agglomerates, flows and tuffs, referred to as the Lower Volcanic Series (LVS), which are overlain by Mid Tertiary rhyolitic and dacitic ignimbrites and tuffs of the Upper Volcanic Series (UVS). In general, the rocks in the area trend northwest and dip gently to the northeast. These rocks are also cut by several northeast trending normal faults, which are commonly associated with small gullys.

Review of the regional geology and field observations show that, almost invariably, the mineral occurrences in this area are hosted by the felsic pyroclastic and/or porphyritic rocks of the LVS. These showings are commonly situated along narrow river valleys, where the LVS is exposed, and near contacts with the ignimbrites and other intermediate pyroclastic rocks of the UVS.

Base metal and gold mineralization in the Promontorio area is hosted primarily by north-northwest trending and steeply west dipping Veta Grande Vein. This vein is cut by a number of northeast and northwest trending subsidiary veins, such as the Santiago Vein, Mina Vieja Vein and the San Felipe No. 1 Vein. Polymetallic gold-silver-copper-lead-zinc mineralization occurs in brecciated zones within the white to light grey lapilli tuffs of the LVS and consists of massive sulphide zones (50 cm to 1.5 m wide) containing abundant enargite and lesser amounts of chalcocite, bornite, tetrahedrite, tennantite, pyrite, sphalerite and galena. Gold and silver are present as electrum.

Four types of polymetallic Au-Ag-Cu-Pb-Zn-As mineralization are recognised at Promontorio. These are; massive sulphide type; disseminated sulphide type; mixed massive and disseminated sulphide type; and hydrothermal breccia type. The most common and the highest grade mineralization, is the massive sulphide type.

Mineral Resources

Historical Mineral Resources within the Promontorio property are reported to contain some 625,000 tonnes of Indicated Mineral Resources at an average grade of 2.62 g/t Au, 65.86 g/t Ag, 4.04% Cu, 0.16% Pb, 0.49% Zn and 0.86% As. Inferred Mineral Resources totalling some 398,000 tonnes at an average grade of 2.13 g/t Au, 59.21 g/t Ag, 3.87% Cu, 0.14% Pb, 0.43% Zn and 0.86% As, are also reported. These resources were estimated by Mine Development Associates (MDA), of Reno, Nevada, at a 0.5% Cu cut-off grade, using a specific gravity of 3.34, and are reported to be present within five veins, as presented in the Table below. RPA notes that the bulk of the Mineral Resources comprise the massive sulphide zones of the Veta Grande Vein.

HISTORICAL MINERAL RESOURCES

DIA BRAS EXPLORATION INC. - PROMONTORIO PROPERTY,

Vein	Tonnes	g/t Au	g/t Ag	% Cu	% Pb	% Zn	% As
Indicated Mineral Resources							
Veta Grande	370,700	2.88	75.62	4.71	0.24	0.73	1.08
Santiago	85,300	1.35	34.96	2.93	0.06	0.37	0.67
Mina Vieja HW	31,500	2.72	83.42	6.26	0.13	0.05	1.45
Mina Vieja	77,200	4.14	72.10	2.95	0.03	0.03	0.19
San Felipe	59,700	0.75	32.07	1.71	0.02	0.02	0.31
Total	**624,400**	**2.62**	**65.86**	**4.04**	**0.16**	**0.49**	**0.86**
Inferred Mineral Resources							
Veta Grande	160,300	3.05	88.94	5.69	0.27	0.87	1.31
Santiago	143,100	1.02	24.33	1.77	0.04	0.18	0.46
Mina Vieja HW	33,900	2.69	87.96	7.05	0.13	0.06	1.66
Mina Vieja	28,500	3.54	72.90	3.48	0.04	0.05	0.27
San Felipe	32,100	0.60	23.32	1.09	0.02	0.02	0.12
Total	**397,900**	**2.13**	**59.21**	**3.87**	**0.14**	**0.43**	**0.86**

Note: Above Mineral Resources were estimated by MDA, 1997 at the 0.5% Cu cut-off grade.

MDA estimated the Mineral Resources using the Cross Sectional Method. RPA is of the opinion, however, that the presently available data are not sufficient for estimation of Mineral Resources or Mineral Reserves as defined in NI 43-101. For a Mineral Resource estimate RPA recommends additional diamond drilling, continuous chip or channel sampling of the wide alteration zone on the surface as well as veins along underground workings.

Recent Exploration by Dia Bras

Since its acquisition of the property, Dia Bras has commenced a program of geological mapping and diamond drilling to test the down-dip and along strike extensions of the mineralized veins at Promontorio. This program is currently in progress. In total, Dia Bras has completed some 3,175 m in 15 drill holes. All of these were inclined drill holes, and the total length varied from 38 m to 340, with most of them being in the range from 160 m to 300 m. Results indicate that medium to high grade copper and gold was intersected in most of the holes. These ranged from 0.15% Cu over 2 m to 10.57% Cu over 3.5 m (with most intersections in a range from 1% Cu to 6% Cu) and 0.25 g/t Au over 2 m to 8.51 g/t Au (with most intersections in a range from 0.5 g/t Au to 2 g/t Au). In total, 527 samples were collected for Cu, Au and Ag assays.

RPA Independent Sampling

RPA collected thirteen samples for independent check assays. Three of them consisted of surface exposures, one was from a stockpile of mineralized rock from underground workings, and eight samples of diamond drill core both from previous drilling as well as from the current drilling. RPA had them assayed for Au, Ag, Cu, Zn, Pb and As at SGS Laboratories, Don Mills, Ontario. The core samples included samples from some high-grade intersections, such as the massive sulphide zones of the Veta Grande, as well as low-grade gold zones across the breccia zones within the wide alteration zone with disseminated pyrite.

Results of our independent sampling indicate that, in general, these new check assays compare relatively well with the Dia Bras results. The RPA values range from 0.01 g/t Au to 6.99 g/t Au, 11.6 g/t Ag to 507 g/t Ag, 0.01% Cu to 62.15% Cu, <0.01% Zn to 1.08% Zn, 0.02% Pb to 0.25% Pb and 0.01% As to 11.94% As.

Metallurgical Testing

Metallurgical testwork on the Promontorio samples was initiated by Sierra Dorada S.A. de C.V., a wholly-owned subsidiary of Sierra Nevada, in 1997 and the work was carried out by Consejo de Recursos Minerales, Centro Experimental, Chihuahua, Subdirección de Promoción y Asistencia Técnica, Gerencia de Laboratórios (CRM). CRM reported results of test work on two phases; one in July 1997 and another one in September 1997. Since the property had been dormant until the recent acquisition by Dia Bras, no further comprehensive metallurgical testwork has been carried out. CRM's work consisted of:

- Preparation of a flotation concentrate from a bulk sample to recover the gold, silver and copper, with a minimal affect from the contained arsenic in the "ore".
- X-Ray Diffraction (XRD) analysis on samples to determine the close relationship between copper and arsenic.

Based on results of the above work, CRM carried out further testwork on varying size fractions of 1 kg crushed "ore", and concluded that the flotation concentrate contained a high copper content, but also a relatively high arsenic and low gold, silver contents.

CRM carried out eight (8) bio-leaching tests on the Promontorio original samples as well as on concentrate. Results indicate that:

- There is very little difference the recovery of copper in terms of which bacterial agent is used.
- The recovery of copper varied from about 8% to 21% for the original sample (head) as well as the concentrate. These tests, however, also showed that about 9% of the arsenic also accompanies to the copper.

In June 2004, Dia Bras sent a 10 kg sample from Promontorio for metallurgical testwork at Nichromet Extraction Inc. (Nichromet) laboratories in Sherbrooke, Québec. The sample contained various sizes of oxidized material with a head grade of 0.49% Cu, 3.76 g/t Au, 75.0 g/t Ag, <0.05% Zn, <0.05% Pb, 14.6% Fe, 0.05% As, 0.06% Sb and 13.7% sulphides.

At Nichromet, leaching of this sample was carried out in two stages. In the first stage, the sulphide content was removed by controlled oxidation using lean air, with an oxygen content reduced from 20% O_2 to 10% O_2, by injection of flue gases in the intake or at laboratory scale dilution of air with nitrogen. The temperature of the experiment was kept at 600° C. In the second stage, the oxidized sample was cooled with chlorine gas to initiate the chlorination reaction. During the chlorination process, metallic constituents are transformed into soluble species. This was done first by bromine attack followed by substitution of chorine to bromine and regeneration of free bromine, and metal contents of the sample were determined by filtering off the reaction mixture and rinsing the sterile solid with brine. Gold and silver were collected from the solution by contact with activated charcoal. The copper was removed from the residual pregnant solution by cementation over iron, and Zn and Pb contents were determined by pH adjustment or solvent extraction.

Based on the above experiment, the laboratory concluded that some 90% of the copper, 99% of the gold and 93% of the silver were recovered by the Nichromet method. The above results also indicated that practically no arsenic was leached from the sample and that it was rendered insoluble by this treatment.

RPA understands that Dia Bras plans to send other batches of samples to Sherbrooke, Québec for test work by the Nichromet method.

Exploration Potential

The Promontorio Property contains four principal types of polymetallic Au-Ag-Cu-Pb-Zn mineralization hosted by at least five mineralized veins within Late Cretaceous lapilli tuffs. These include:

- Massive sulphide mineralization.
- Disseminated sulphide mineralization along shear zones.
- Mixed massive sulphide and disseminated sulphide mineralization.
- Hydrothermal breccia mineralization.

RPA considers these to be structurally controlled high sulphidation epithermal mineralization. RPA is of the opinion that there is good potential for new gold, silver, copper, zinc and lead mineralization in the Promontorio project area.

A new and wider mineralized zone has been intersected in holes P96-01 and P96-02, but has not yet been identified as a target area. These intersections are situated some 20 m to 25 m east of Veta Grande, and in general, wider and higher grade than the average in the other drill holes, as noted above. RPA is of the opinion that this is a new target area and warrants further drill testing.

Conclusions

Based on our review of earlier studies and technical reports, history of mining in the area and our field observations during the site visit, RPA concludes that:

- There is good potential for economic gold, silver, copper, zinc and lead mineralization on the Promontorio Property, and further exploration work is warranted.

- In RPA's opinion, the Project is operated by a group of professionals who have considerable experience in local geology and mining methods.

- Despite small-scale mining carried out in the past the property is considered by RPA to be at an intermediate exploration stage.

- There are at least five mineralized veins within the property. They are hosted by Late Cretaceous lapilli tuffs. These are the Veta Grande; Santiago, Mina Vieja Hangingwall, Mina Vieja and San Felipe veins.

- The Veta Grande Vein is situated some 50 m east of the central gully. Since it is parallel to this gully, it may extend along strike in a northwest trend, beyond the current Hidalgo and Promontorio Mineral Concessions and into the El Magistral Mineral Concession.

- The mineralized zones are readily seen from the air and situated along the western slope of the hill (on the eastern side of the central gully) with limonitic staining as well as at relatively more resistant silicified outcrops along the western flank of the gully.

- The prominent structural feature is the northwest trending central gully and a 300 m wide by 1.5 km long alteration zone is situated on the eastern side of the gully, i.e. the area underlain by Late Cretaceous felsic tuffs (LVS).

- Mineralized intersections encountered during the current drilling campaign ranged from 0.15% Cu over 2 m to 10.57% Cu over 3.5 m (with most intersections in a range from 1% Cu to 6% Cu) and 0.25 g/t Au over 2 m to 8.51 g/t Au (with most intersections in a range from 0.5 g/t Au to 2 g/t Au).

- A new and wider mineralized zone has been intersected in holes P96-01 and P96-02, but has not yet been identified as a target area. These intersections are situated some 20 m to 25 m east of the Veta Grande vein, and in general, are wider and higher grade than the average in the other drill holes, as noted above. RPA is of the opinion that this is a new target area and warrants further drill testing.

- No significant anomalies or structures are located on the western side of the gully, i.e. the area which is underlain by Mid-Tertiary andesitic tuffs (UVS).

Recommendations

RPA considers the Promontorio Project to be a property of merit and recommends a systematic exploration program.

DIVIDENDS

The Company has never declared, nor paid, any dividend since its incorporation and does not foresee paying any dividend in the near future since all available funds shall be used to conduct exploration activities. Any future payment of dividends will depend on the financing requirements and financial condition of the Company and other factors which the board of directors, in its sole discretion, may consider appropriate.

DESCRIPTION OF CAPITAL STRUCTURE

1. General Description of Capital Structure

The authorized capital of the Company consists of an unlimited number of common shares without par value. Each common share carries one vote. The holders of the common shares are entitled to receive notice of, attend and vote at any meeting of shareholders of the Company. They are entitled to receive on a pro rata basis such dividends as may be declared by the board of directors of the Company, out of funds legally available therefore. On liquidation, dissolution or winding-up of the Company, they are entitled to receive on a pro rata basis all the assets of the Company remaining after payment of all of the Company's liabilities.

2. Constraints

There are no constraints imposed on the ownership of securities of the Company.

3. Ratings

No ratings have been received from rating organizations.

MARKET FOR SECURITIES

1. TRADING PRICE AND VOLUME

The common shares of the Company are listed on the TSX Venture Exchange under the symbol "DIB".

The price ranges and volume traded on a monthly on a monthly basis for 2005 and the first quarter of 2006 are as follows:

Month	Low	High	Volume
	$	$	#
2006			
April	0.52	0.65	2,408,030
March	0.68	0.41	3,568,322
February	0.57	0.39	3,819,228
January	0.45	0.24	4,300,908
2005			
December	0.25	0.20	3,027,264
November	0.275	0.20	2,769,796
October	0.37	0.20	4,873,933
September	0.32	0.21	3,133,023
August	0.34	0.185	2,389,428
July	0.45	0.31	455,001
June	0.55	0.41	764,667
May	0.57	0.43	1,883,403
April	0.70	0.45	1,337,611
March	0.75	0.45	2,385,177
February	0.73	0.63	1,427,047
January	0.74	0.61	2,120,900

2. PRIOR SALES

There are no unlisted securities.

ESCROWED SECURITIES

There are no escrowed securities.

DIRECTORS AND OFFICERS

1. NAME, OCCUPATION AND SECURITY HOLDING

The table below provides the name of directors and officers of the Company, their position with the Company, their province or state of residence, their respective positions and offices held with the Company and their respective principal occupation during the last five years, the date they became director and/or officer and the number of common shares owned:

Name, Position with the Company and State and Country of residence	Principal occupation	Director/Officer of the Company since	Number of Common Shares beneficially owned or over which control or direction is exercised
Thomas L. Robyn [A] Executive Chairman and director *Parker, USA*	President, *ST Group, Inc.*	August, 30, 2005	300,000
Réjean Gosselin [A] President, Chief Executive Officer and director *Québec, Canada*	President and Chief Executive Officer of the Company	September 30, 2003	642,834
James A. Culver [B][C] Director *Jersey City, USA*	President and Chief Executive Officer *TPG Commercial Finance*	February 25, 2005	25,300
Robert D. Hirsh [B][C] Director *Mexico City, Mexico*	Managing Director and Unit - Head Capital Markets, *Scotiabank Inverlat*	February 25, 2005	275,000
Philip Renaud [B][C] Director *London, United Kingdom*	Managing Director, *Church Advisors*	October 1, 2003	5,813,501
André St-Michel Executive Vice-President and director *Québec, Canada*	Executive Vice-President of the Company	September 30, 2003	297,567
Leonard Teoli Chief Financial Officer *Québec, Canada*	Chief Financial Officer of the Company	October 1, 2001	88,400
Luce L. Saint-Pierre Secretary *Québec, Canada*	Consultant.	August 1. 2003	45,000

A) Member of the Governance Committee.

B) Member of the Audit Committee.

C) Member of the Compensation Committee.

The directors and officers have held their respective position indicated for the past five years except as follows:

Mr. Réjean Gosselin was appointed Chief Executive Officer and President of the Company on February 2, 2006. He was President of the Company since November 14, 2003. Prior to that date, Mr. Gosselin was Chief Executive Officer of Temoris Resources Inc. (formerly Oasis Diamond Exploration Inc.).

Mr. André St-Michel was appointed Executive Vice-President of the Company on November 14, 2003. Prior to that date, Mr. St-Michel was President of Temoris Resources Inc. (formerly Oasis Diamond Exploration Inc.).

2. <u>CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS</u>

Mr. *Réjean Gosselin* is an officer and director of Temoris Resources Inc. ("Temoris") (formerly Oasis Diamond Exploration Inc.). Temoris was subject to a cease trade for a period of more than 30 consecutive days for failing to file its financial statements in the required delay. The cease trade order was lifted.

Mr. *André St-Michel* was an officer and director of Temoris Resources Inc. ("Temoris") (formerly Oasis Diamond Exploration Inc.) when was subject to a cease trade for a period of more than 30 consecutive days for failing to file its financial statements in the required delay. The cease trade order has been lifted.

Ms. *Luce L. Saint-Pierre* was secretary of St. Geneviève Resources Ltd., KWG Resources Inc. and Strategic Exploration Inc. when these who were subject in the past 10 years to a cease trade order for a period of more than 30 consecutive days for failing to file financial statements in the required delay. The cease trade order has been lifted except for Strategic Exploration Inc.

Ms. *Luce L. Saint-Pierre* was secretary of St. Geneviève Resources Ltd. and KWG Resources Inc. when these companies filed in 1997 a motion under the Companies Creditors Arrangement Act. Ms. Saint-Pierre is still the secretary of these two companies.

3. <u>CONFLICTS OF INTEREST</u>

Insofar as certain directors of the Company also serve as director of other companies, it is possible that certain opportunities may be offered to both the Company and to such other companies, and further that those other companies may participate in the same opportunities in which the Company has an interest.

In exercising their powers and performing their functions, the directors are required to act honestly and in good faith and in the best interests of the Company, and to exercise the care, due diligence and skill of a reasonably prudent person.

Every director who is, in any way, directly or indirectly interested in a proposed contract or transaction with the Company, must disclose the nature and extent of his interest at a meeting of the directors.

LEGAL PROCEEDINGS

In 2005, legal proceedings were filed in Mexico against one of the Company's subsidiary, Dia Bras Mexicana S. de R.L. de C.V. ("DBM"), by an individual claiming the annulment and revocation of the purchase contracts of the Bolivar mine property entered into between DBM and Mr. Javier Octavio Bencomo Munoz and Minera Senda de Plata, S.A. de C.V. Following the notification of said claim against DBM, a defence was filed. Management cannot predict the outcome of these proceedings. Management is confident that the results of the proceedings will have no adverse material effect on the Company

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of management, in the three most recently completed financial years, no director or executive officer of the Company, or any person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 per cent of any class or series of the Company's outstanding voting securities, nor any associate or affiliate of any of the persons or companies referred to above has had any material interest, direct or indirect, that has materially affected or will materially affect the Company.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc., 1500 University, Suite 700, Montréal, Québec H3A 3S8, is the transfer agent and registrar of the Company.

MATERIAL CONTRACTS

There are no material contracts in effect that were not entered into in the ordinary course of the business of the Company.

INTEREST OF EXPERTS

Mr. Hrayr Agnerian of Roscoe Postle Associates Inc. has prepared and certified the following reports (the "Reports"):

- the Technical report on the Bolivar Cu-Zn Project dated October 25, 2005; and
- the Technical report on the Promontorio Gold-Copper Exploration Property dated January 24, 2005.

To the knowledge of management, Mr. Hraryr Agnerian a) did not have any interests, registered or beneficial, direct or indirect, in any securities or other property of the Company or of one of its associates or affiliates when he prepared the Reports; b) did not receive any such interest after the filing of the Reports; and is not to receive such interest.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at WWW.SEDAR.COM.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, securities authorized for issuance under equity compensation plans is contained in the Company's Information Circular for annual meeting of the Company to be held on May 31, 2006 that involves the election of directors.

(1) Additional financial information is provided in the Company's financial statements and MD&A for the last fiscal year (nine-month period ended December 31, 2005).


RECEIVED
2006 JUN 19 A 10:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dia Bras Exploration Inc.

Consolidated Financial Statements
December 31, 2005 and March 31, 2005



PricewaterhouseCoopers LLP
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

April 13, 2006

Auditors' Report

To the Shareholders of
Dia Bras Exploration Inc.

We have audited the consolidated balance sheets of **Dia Bras Exploration Inc.** as at December 31, 2005 and March 31, 2005 and the consolidated statements of operations and deficit and cash flows for the nine-month period ended December 31, 2005 and the year ended March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and March 31, 2005 and the results of its operations and its cash flows for the nine-month period ended December 31, 2005 and the year ended March 31, 2005 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Dia Bras Exploration Inc.

Consolidated Balance Sheets

	As at December 31, 2005 $	As at March 31, 2005 $
Assets		
Current assets		
Cash and cash equivalents	3,541,961	2,954,870
Short-term deposit, maturing August 29, 2006, bearing interest at 1.5% per annum (as at March 31, 2005 – maturing August 31, 2005 and bearing interest at 1.5%)	15,000	15,000
Receivable	327,000	-
Sales tax and other receivables	1,037,122	1,011,872
Inventories from pilot mining program (note 5)	142,239	220,600
Temporary investment (note 6)	42	246,667
Prepaid expenses	94,048	8,819
	5,157,412	4,457,828
Property, plant and equipment (note 7)	-	14,027
Mining assets (note 8)	19,912,804	15,819,615
Deferred costs – Advance on royalty payment (note 9)	350,000	350,000
Intangible asset – Licence (note 10)	-	27,102
	25,420,216	20,668,572
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	771,264	289,749
Current portion of obligation related to assets under capital lease (note 11)	49,335	518,300
Income taxes payable	45,000	-
	865,599	808,049
Obligation related to assets under capital lease (note 11)	157,928	-
Future income tax liabilities	397,600	-
	1,421,127	808,049
Shareholders' Equity		
Share capital (note 12)	26,921,601	20,782,703
Warrants (note 13)	2,880,496	6,165,776
Contributed surplus (note 15)	4,802,240	1,380,600
Deficit	(10,605,248)	(8,468,556)
	23,999,089	19,860,523
	25,420,216	20,668,572

Approved by the Board of Directors

Thomas L. Robyn
Director

Philip Renaud
Director

Dia Bras Exploration Inc.

Consolidated Statements of Operations and Deficit

	For the nine-month period ended December 31, 2005 $	For the year ended March 31, 2005 $
Income		
Interest income	19,904	114,440
Gain on disposal of temporary investment (note 6)	26,218	-
Gain on currency exchange	36,895	-
Agent income – Sub-licensing fee (note 6)	-	92,500
	83,017	206,940
Expenses		
Administrative expenses	374,519	490,108
Professional and consulting fees	194,926	192,012
Information to shareholders and trustee fees	193,382	169,106
Business development	50,586	372,442
Stock-based compensation costs (note 14)	249,808	489,790
Amortization and write-off of property, plant and equipment	12,268	6,730
Amortization and write-off of intangible asset – Licence	27,102	22,898
Write-off of mining assets – Exploration building and equipment	58,070	-
Write-off of mining assets – Costs and deferred exploration expenses (note 8(a)(iii), (vi), (vii) and (viii))	557,588	481,706
Write-down of temporary investment	18,333	45,833
Loss on currency exchange	-	32,119
	1,736,582	2,302,744
Loss before income taxes	(1,653,565)	(2,095,804)
Provision from income taxes (note 16)		
Current	45,000	-
Future	397,600	-
	442,600	-
Net loss for the period	(2,096,165)	(2,095,804)
Deficit – Beginning of period	(8,468,556)	(5,780,742)
Share and warrant issue expenses	(40,527)	(592,010)
Deficit – End of period	(10,605,248)	(8,468,556)
Basic and diluted net loss per share	(0.04)	(0.05)
Basic and diluted weighted average number of outstanding shares	58,376,171	42,261,582

Dia Bras Exploration Inc.

Consolidated Statements of Cash Flows

	For the nine-month period ended December 31, 2005 $	For the year ended March 31, 2005 $
Cash flows from		
Operating activities		
Net loss for the period	(2,096,165)	(2,095,804)
Adjustments for		
Future income taxes (note 16)	397,600	-
Gain on disposal of temporary investment	(26,218)	-
Stock-based compensation costs	249,808	489,790
Amortization and write-off of property, plant and equipment	12,268	6,730
Amortization and write-off of intangible asset – Licence	27,102	22,898
Write-off of mining assets – Exploration building and equipment	58,070	-
Write-off of mining assets – Costs and deferred exploration expenses	557,588	481,706
Write-down of temporary investment	18,333	45,833
Agent income – Sub-licensing fee	-	(92,500)
Unrealized loss on currency exchange	6,239	32,119
	(795,375)	(1,109,228)
Changes in non-cash working capital items (note 18)	(705,899)	(1,211,745)
	(1,501,274)	(2,320,973)
Financing activities		
Short-term loan	582,618	-
Reimbursement of short-term loan	(582,618)	-
Payment of obligation related to asset under capital lease	(10,846)	-
Share capital issued (note 12)	5,820,439	6,838,868
Share and warrant issue expenses	(40,527)	(592,010)
Warrants issued (note 13)	-	2,880,496
	5,769,066	9,127,354
Investing activities		
Increase in mining assets	(9,184,506)	(11,595,821)
Proceeds from sales of concentrate	5,235,402	-
Disposal of temporary investment	254,510	-
Disposal of mining assets	18,373	-
Disposal (purchase) of property, plant and equipment	1,759	(20,757)
Decrease in short-term deposit	-	3,485,000
Acquisition of temporary investment	-	(200,000)
Business acquisition (note 4)	-	(150,000)
Purchase of intangible asset – Licence	-	(50,000)
	(3,674,462)	(8,531,578)
Translation adjustments on cash and cash equivalents	(6,239)	(27,024)
Increase (decrease) in cash and cash equivalents during the period	587,091	(1,752,221)
Cash and cash equivalents – Beginning of period	2,954,870	4,707,091
Cash and cash equivalents – End of period	3,541,961	2,954,870

1 Nature of operations

The Company was incorporated under the Canada Business Corporations Act on April 11, 1996.

The Company has mining rights options to acquire interests in mining properties located in the Chihuahua District of Mexico which are presently at the exploration stage. Until it is determined that the properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, as well as future profitable production or alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

At the Bolivar mine property, the Company began, in 2005, a pilot mining program as part of a pre-feasibility study. However, the Company is not considered to have reached a level of commercial production.

For the nine-month period ended December 31, 2005, the Company incurred a net loss of $2,096,165. Cash and cash equivalents at that date amount to $3,541,961. In addition to ongoing working capital requirements such as general and administrative costs, the Company must secure sufficient funding for its existing property payment and for exploration and development programs. In the nine-month period ended December 31, 2005, the Company closed private placements in the amount of $4,500,000 and warrants were exercised for a total amount of $1,320,439. The Company also sold concentrates from pilot mining for $5,562,402. The proceeds were used mainly to advance the exploration and development of its pilot mining program at the Bolivar mine.

In accordance with industry standards for properties at that stage of exploration, the Company has taken reasonable measures to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers, and title may be affected, among other things, by undetected defects.

In order to align its year-end with those of its Mexican subsidiaries, the Company has changed its year-end from March 31 to December 31 and, accordingly, the period ended December 31, 2005 includes only nine months of operations.

2 Significant accounting policies

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries, Dia Bras Mexicana S. de R.L. de C.V., Servicios de Minería de la Sierra S. de R.L. de C.V., Nichromex S. de R.L. de C.V. and Perforaciones Mineras Ram S.A.

Asesores Administrativos y Recursos Humanos S. de R.L. de C.V. and Compañía Minera Metalúrgica Malpaso S. de R.L. de M.I. are consolidated in the accounts of the Company as they are variable interest entities ("VIE") and the Company is the primary beneficiary of these two entities.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are asset valuations, contingent liabilities and future income taxes. Actual results could differ from those estimates and such differences could be material.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances and short-term liquid investments with original maturities of three months or less.

Temporary investment

The temporary investment is recorded at the lower of cost and quoted market value.

Inventories from pilot mining

Inventories from pilot mining consist of ore and concentrate which are recorded at the lower of cost and net realizable value.

Property, plant and equipment

Office equipment is recorded at cost and amortized over its estimated useful life using the straight-line method over a three-year period.

Mining assets

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, exploration building and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

Costs and deferred exploration expenses

Exploration costs are deferred until the economic viability of the project has been established, at which time costs are added to mining properties, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrate from the pilot mining program before commencement of commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

Exploration building and equipment

The exploration building and equipment are recorded at cost.

Amortization of the exploration building and equipment is capitalized as deferred exploration expenses when related to a specific project. Amortization is computed using the following methods and rates or period:

	Method	**Rate/Period**
Building	Declining balance	10%
Equipment and rolling stock	Declining balance	30%
Computers and office furniture	Straight-line	3 years

Supplies inventory

Supplies inventory is recorded at the lower of cost and replacement value.

Deferred costs – Advance on royalty payment

Deferred costs in reference to the Nichromet licence are recorded at cost. They will be expensed as royalty payments when mineral production on properties covered by the agreement begins, on the basis of a 1% net smelter return royalty, or written off if the technology covered by the Nichromet licence is lost for non-performance.

Intangible asset – Licence

The licence was accounted for at cost and amortized using the straight-line method over its finite useful life of two years.

Stock option plan and stock-based compensation costs

The Company applies the fair value method to account for options granted to its employees, officers, directors and consultants. Any consideration paid on exercise of stock options is credited to share capital. The stock-based compensation cost is stated as per the periods of option acquisition. The contributed surplus resulting from the stock-based compensation is transferred to the declared share capital when the options are exercised.

Foreign currency translation

Foreign currency

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the year-end exchange rates. Other assets and liabilities as well as items from the consolidated statements of operations are translated at the rates of exchange in effect on each transaction date. Gains and losses on translation are included in income.

Foreign operations

The Company's subsidiaries and consolidated VIEs are considered to be integrated. As a result, the accounts of the subsidiaries and VIEs are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are remeasured at the historical rates. Revenues and expenses are remeasured at the average rates for the periods. Gains and losses resulting from remeasurement are reflected in the consolidated statements of operations and deficit.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the accounting and tax bases of assets and liabilities using enacted income tax rates expected to be in effect in the fiscal year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets when it is more likely than not that some or all of such assets will not be realized.

Share and warrant issue expenses

Share and warrant issue costs are accounted for in the year in which they are incurred and recorded as an increase in deficit in the year in which the shares are issued.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the weighted average number of shares outstanding during the year based on the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities.

The diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the stock options and other dilutive securities.

Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted risk-free interest rate.

3 Financial instruments

Fair value

The Company has determined the estimated fair value of its financial instruments based on estimates and assumptions. The actual results may differ from those estimates and the use of different assumptions or methodologies may have material effects on the estimated fair value amounts.

The fair value of cash and cash equivalents, the short-term deposit, the receivable, sales tax and other receivables, and accounts payable and accrued liabilities is comparable to their carrying value due to the relatively short period to maturity of the instruments.

Interest rate risk

The Company's receivable, sales tax and other receivables, and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable rates. The obligation related to the asset under capital lease bears interest at a fixed rate.

Foreign exchange risk

The Company's sales of concentrate and purchases are denominated in foreign currencies, predominantly in U.S. dollars and Mexican pesos. Consequently, certain assets, liabilities and expenses are exposed to currency fluctuations.

4 Business acquisition

In June 2004, the Company acquired 100% of the shares of Perforaciones Mineras Ram S.A. for a cash consideration of $150,000. The transaction was recorded using the purchase method whereby the purchase price was allocated to the machinery and equipment based on their estimated fair value at the date of the transaction. This company is currently inactive.

5 Inventories from pilot mining program

	As at December 31, 2005 $	As at March 31, 2005 $
Ore	83,921	-
Concentrate	58,318	220,600
	142,239	220,600

6 Temporary investment

	As at December 31, 2005 $	As at March 31, 2005 $
Ecu Silver Mining Inc. 166 Common shares (quoted market value $73) (as at March 31, 2005 – 916,666 common shares and quoted market value $246,667)	42	246,667

Acting as sub-licensing agent for Nichromet Extraction Inc. ("Nichromet") in Mexico (note 9), the Company signed, in October 2004, an agreement with Ecu Silver Mining Inc. ("Ecu Silver") for the acquisition by the latter of the right to use the Nichromet technology for its mining projects in Mexico in consideration for 1,000,000 common shares, of which 500,000 will be issued when production begins, and a 1.5% net smelter royalty ("NSR"). The total consideration is shared equally with Nichromet. Therefore, only 250,000 common shares have been recorded as income in the amount of $92,500 in the consolidated statements of operations and deficit using the fair market value, at the transaction dates, of the common shares received from Ecu Silver.

As part of this transaction, the Company made a private placement of $200,000 in consideration for 666,666 units of Ecu Silver, each unit comprising one common share and one common share purchase warrant entitling its holder to subscribe to one common share of Ecu Silver at a price of $0.39 until August 10, 2006.

During the nine-month period ended December 31, 2005, the Company disposed of 916,500 common shares of Ecu Silver for $254,510. This transaction resulted in a gain on disposal of $26,218.

As at December 31, 2005, the Company still owned 666,666 warrants of Ecu Silver which have all been exercised subsequent to the period-end and the shares obtained from the exercise of the warrants were also disposed of for a total consideration of $412,800, the Company thereby realizing a gain on disposal of approximately $152,800.

7 Property, plant and equipment

	As at December 31, 2005		
	Cost $	Accumulated amortization $	Net $
Canada			
Office equipment	18,998	18,998	-

	As at March 31, 2005		
	Cost $	Accumulated amortization $	Net $
Canada			
Office equipment	20,757	6,730	14,027

8 Mining assets

	As at December 31, 2005 $	As at March 31, 2005 $
Costs and deferred exploration expenses (a)	13,537,347	10,197,775
Exploration building and equipment (b)	4,979,639	4,561,913
Supplies inventory	1,119,116	773,960
Deposits on future mining assets	276,702	285,967
	19,912,804	15,819,615

a) Cost and deferred exploration expenses

	Cost		Deferred exploration expenses		Total	
	As at December 31, 2005 $	As at March 31, 2005 $	As at December 31, 2005 $	As at March 31, 2005 $	As at December 31, 2005 $	As at March 31, 2005 $
Mexico (Chihuahua District)						
Bolivar projects (options)						
Bolivar mine (i)	1,433,381	1,223,855	7,858,922	4,505,523	9,292,303	5,729,378
Piedras Verdes (ii)	301,828	226,175	2,072,362	2,072,362	2,374,190	2,298,537
Santa María (iii)	-	133,495	-	269,657	-	403,152
San José (iii)	74,864	74,864	271,504	271,504	346,368	346,368
El Cumbre (vii)	-	43,449	-	110,987	-	154,436
Mezquital	24,495	23,336	99,105	99,105	123,600	122,441
La Cascada	8,282	8,282	133,577	133,577	141,859	141,859
Val	2,560	2,560	100,928	100,928	103,488	103,488
Other	27,158	23,682	33,714	33,714	60,872	57,396
Promontorio projects (options)						
Promontorio and Hidalgo (iv)	135,702	61,147	811,330	718,832	947,032	779,979
El Magistral (v)	147,635	60,741	-	-	147,635	60,741
	2,155,905	1,881,586	11,381,442	8,316,189	13,537,347	10,197,775

	For the nine-month period ended December 31, 2005 $	For the year ended March 31, 2005 $
Balance – Beginning of period	10,197,775	2,552,001
Costs and deferred exploration expenses		
Property acquisition and related costs	451,263	1,493,588
Sampling	179,671	415,509
Geology consulting and management	660,598	633,696
Geophysical survey	27,927	122,515
Drilling and mining development	1,352,627	2,444,972
Pilot milling	1,570,210	335,393
Supervision and local administrative costs	1,056,287	647,934
Transportation of ore and concentrate	2,530,748	946,510
Road	41,725	187,761
Camp costs and food	550,053	133,306
Capitalized amortization of exploration building and equipment	833,442	356,161
Stock compensation costs (note 14)	205,011	410,135
	9,459,562	8,127,480
Write-off of mining assets – Costs and deferred exploration expenses ((iii), (vi), (vii) and (viii))	(557,588)	(481,706)
Sale of concentrate	(5,562,402)	-
	3,339,572	7,645,774
Balance – End of period	13,537,347	10,197,775

Mexico

i) Bolivar mine

In August 2004, the Company entered into a commercial agreement with the owners of the Bolivar mine property (Bolivar III and Bolivar IV (iii)). The agreement provides for the acquisition by the Company of 100% of the Bolivar mine property for a consideration of US$1.2 million payable over a two-year period. The remaining payments are as follows:

	US$
March 2006	162,500
September 2006	162,500

During the nine-month period ended December 31, 2005, the Company continued its pilot mining program on the Bolivar mine property. During that period, the Company sold copper and zinc concentrate in the amount of $5,562,402. In accordance with its accounting policy, the amount of sales of concentrate before commencement of commercial production is accounted as a reduction of the deferred exploration expenses.

ii) Piedras Verdes

During the year ended March 31, 2004, the Company entered into an option agreement whereby it would acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. The remaining payment is as follows:

	US$
December 2006	20,000

iii) Santa María and San José projects

In July 2003, the Company entered into an option agreement with El Paso Partners, Ltd. ("EPP") whereby the Company can acquire a cumulative interest of up to 100% in certain gold, silver and base metal properties by incurring exploration expenditures of US$4,000,000.

During the year ended March 31, 2005, the Company signed an addendum to the option agreement with EPP. Under the terms of the agreement, a 3% NSR and other additional payments (bonanza clause) were applicable to all properties in a defined area of interest. The addendum provides for the exclusion of the Bolivar, Bolivar III, Bolivar IV, La Charaparrita and Piedras Verdes properties from the defined area of interest. The Company therefore repurchased the 3% NSR and the bonanza clause applicable to the above-mentioned properties in consideration for the issuance of 300,000 common shares to EPP (note 12).

As at December 31, 2005, the Company decided to abandon the Santa María project. Therefore, the scheduled January 2006 payment for the Santa María project was not made and no further payment will be made. Consequently, the Company recorded a write-off of mining asset of $403,152.

The remaining payments as at December 31, 2005 are as follows:

	San José US$
January 2006	20,000
July 2006	37,500
January 2007	37,500
July 2007	37,500
January 2008	37,500

Starting July 2008, the Company would pay a yearly advance royalty payment of US$62,500.

During the year ended March 31, 2004, the Company paid a finder's fee of $10,000 in cash and agreed to issue 400,000 common shares of its capital stock, of which a remaining 200,000 common shares were issued during the year ended March 31, 2005 (note 12).

iv) Promontorio and Hidalgo properties

In May 2004, the Company entered into a purchase option agreement whereby it could earn a 100% interest in the Promontorio and Hidalgo properties by paying the vendors a total of US$3,000,000. The remaining payments are as follows:

	US$
June 2006	100,000
June 2007	150,000
June 2008	150,000
June 2009	2,500,000

v) El Magistral

In November 2004, the Company entered into a purchase option agreement whereby the Company can purchase a 100% interest in the El Magistral property by paying US$1,000,000, including US$50,000 at the signing of the agreement.

The property is subject to a 1.5% NSR, up to a maximum of US$1,500,000.

The remaining payments are as follows:

	US$
November 2006	75,000
November 2007	100,000
November 2008	200,000
November 2009	500,000

vi) El Oro and PC 1135 properties

As part of the agreement to acquire the El Oro and PC 1135 properties, the Company was to issue 500,000 common shares to the vendor. Following the initial exploration programs on the properties, the Company tried to renegotiate the terms of agreement but without success. Therefore, these projects have been abandoned and consequently, the 500,000 common shares will not be issued. All costs and deferred exploration expenses allocated to those projects amounting to $201,128 were written off during the year ended March 31, 2005.

vii) El Cumbre

All costs and deferred exploration expenses allocated to those projects amounting to $154,436 were written off during the nine-month period ended December 31, 2005.

Canada

viii) Wawa

During the year ended March 31, 2005, the Company abandoned its option on the MacKaskill and Magpie properties in the Wawa region where work obligations had not been met. Accordingly, the Company recorded a write-off of mining assets amounting to $280,578.

b) Exploration building and equipment

	As at December 31, 2005		
	Cost **$**	**Accumulated amortization** **$**	**Net** **$**
Mexico			
Building			
Plant[1]	1,236,886	92,729	1,144,157
Camp	397,346	59,725	337,621
Machinery and equipment	2,801,458	579,361	2,222,097
Computers and office furniture	268,828	90,919	177,909
Rolling stock	1,246,615	361,417	885,198
Rolling stock under capital lease	218,109	5,452	212,657
	6,169,242	1,189,603	4,979,639

	As at March 31, 2005		
	Cost **$**	**Accumulated amortization** **$**	**Net** **$**
Mexico			
Building			
Plant under capital lease[1]	907,077	-	907,077
Camp	397,346	32,773	364,573
Machinery and equipment	2,112,084	173,118	1,938,966
Computers and office furniture	190,220	27,164	163,056
Rolling stock	1,311,347	123,106	1,188,241
	4,918,074	356,161	4,561,913

(1) During the year ended March 31, 2005, the Company entered into an agreement with Compañía Minera Metalúrgica Malpaso S. de R.L. de M.I. ("CMMM") to purchase a mill under a capital lease. The mill is located in the province of Chihuahua and is used by the Company to process its ore and produce its concentrate. During the nine-month period ended December 31, 2005, the Company, through an agent, obtained control of the common shares in CMMM. Furthermore, it was concluded that CMMM is a VIE and that the Company is the primary beneficiary of this VIE because the Company operates and uses all the production capacity of the mill which is the only significant asset of CMMM and assumes all the financial risks of CMMM. Accordingly, CMMM has been consolidated in the financial statements of the Company since September 2005 under the guidance of AcG-15. Consequently, the capital lease obligation was eliminated.

In exchange for the control obtained of the common shares in CMMM, the Company advanced to an agent an amount of $417,409 and committed itself to an additional amount of $233,180 (US$200,000). This latter consideration to be paid as at December 31, 2005 is included in accounts payable and accrued liabilities.

9 Deferred costs – Advance on royalty payment

On August 26, 2003, the Company acquired from Nichromet, an unrelated entity, the rights of a licence for the use and marketing of a metallurgical extractive technology for Mexico in consideration for a 1% NSR payment on all mineral production using the technology from any of the Company's Mexican properties. As part of the agreement, the Company made a non-refundable royalty advance of $350,000. If the technology covered by the Nichromet licence is lost for non-performance, the deferred costs will be written off.

In addition, the agreement gives the Company the right to act as an agent for the purpose of sourcing the licence to third parties in Mexico. Any consideration received will be shared equally with Nichromet.

During the term, Nichromet has agreed to extend the expiry date of the Nichromet licence to July 29, 2008 on the following basis:

i) If Nichromet builds a pilot plant in Thetford Mines, Quebec, the Company will sell to Nichromet 1,000 tonnes of copper concentrate and 1,000 tonnes of zinc concentrate. The concentrates will be delivered at the Company's expense to the Nichromet plant for processing and Nichromet will pay the Company the same price as that received by the Company when it sells similar concentrates in Mexico.

ii) The Company will be responsible for and pay all costs of the feasibility study to be conducted in connection with processing the concentrates at the Nichromet plant.

iii) After completing the feasibility study, in the event that the Company builds, prior to the expiry date of the Nichromet licence, a commercial plant with a minimum capacity of 100 tonnes per day, the Company will be entitled to a licence with an indefinite term.

10 Intangible asset – Licence

	As at March 31, 2005		
	Cost **$**	**Accumulated a** **$**	**Net** **$**
Licence	50,000	22,898	27,102

In April 2004, the Company entered into a two-year licensing agreement with Diagnos Inc., the owner of a proprietary software (the "Technology") used in the field of data mining and which provides interpretations of databases generated by geophysical surveys, satellite imagery and geochemical analysis. The cost of the licence was $50,000 for the territory of Mexico. The licence gives the Company access to the Technology in order to apply it to data generated from its Mexican properties. As the Company did not consider it had any additional advantage related to the licence, it decided to write off the intangible asset as at December 31, 2005.

11 Obligation related to assets under capital lease

a) Future minimum payments required to satisfy payment terms under a capital lease in each of the next three years are as follows:

	$
Years ending December 31, 2006	130,166
2007	96,599
2008	66,569
	293,334
Less: Interest	86,071
Total liability (note 11(b))	207,263
Less: Current portion	49,335
	157,928

b) Included in the amount of $207,263 is approximately $49,334 payable in U.S. dollars (US$42,900) and $157,929 payable in Mexican pesos (MP$1,437,131).

12 Share capital

Authorized

An unlimited number of common shares without par value

Issued

Changes in the Company's share capital were as follows:

	For the nine-month period ended December 31, 2005		For the year ended March 31, 2005	
	Number of shares	Amount $	Number of shares	Amount $
Balance – Beginning of period	51,457,477	20,782,703	35,714,991	13,546,277
Issued and paid in cash (i)	22,500,000	4,500,000	12,002,068	9,001,551
Less: Value of warrants (i)	-	-	-	(2,880,496)
Issued following exercise of warrants (ii)	7,767,292	1,638,898	3,203,334	860,808
Issued for acquisition of mining assets (note 8(a)(iii))	-	-	200,000	24,000
Issued to repurchase royalties (note 8(a)(iii))	-	-	300,000	225,000
Issued following exercise of stock options	-	-	37,084	5,563
Balance – End of period	81,724,769	26,921,601	51,457,477	20,782,703

i) In November 2005, the Company completed a series of private placements of common shares whereby the Company issued a total of 22,500,000 common shares at a price of $0.20 per share for a total consideration of $4,500,000.

In November 2004, the Company completed private placements of 12,002,068 units at a price of $0.75 per unit for total proceeds of $9,001,551. Each unit comprised one common share and one common share purchase warrant entitling its holder to purchase one common share at a price of $0.90 until November 2006. Finder's fees totalling $568,102 were paid in cash.

The fair value of the common share purchase warrants was estimated using the Black-Scholes option pricing model based on the following assumptions: dividend yield – 0%, volatility – 119%, risk-free interest rate – 4.5%, and an expected life of two years. As a result, the fair value was estimated at $2,880,496 (note 13).

ii) In September 2005, a total of 7,767,292 warrants entitling their holders to purchase 7,767,292 common shares at a price of $0.17 per share were exercised for a total amount of $1,320,439 (for the year ended March 31, 2005, an amount of 3,203,334 purchase warrants was exercised for $712,250).

13 Warrants

Changes in the Company's outstanding common share purchase warrants were as follows:

	For the nine-month period ended December 31, 2005		For the year ended March 31, 2005	
	Number of warrants	Amount $	Number of warrants	Amount $
Balance – Beginning of period	29,125,399	6,165,776	20,326,665	3,433,838
Issued as part of private placement of units (note 12(i))	-	-	12,002,068	2,880,496
Exercised (note 12(ii))	(7,767,292)	(318,459)	(3,203,334)	(148,558)
Expired (note 15)	(9,356,039)	(2,966,821)	-	-
Balance – End of period	12,002,068	2,880,496	29,125,399	6,165,776

Outstanding common share purchase warrants, entitling their holders to subscribe to an equivalent number of common shares, were as follows as at December 31, 2005:

Exercise price $	Number of warrants	Expiry date
0.90	12,002,068	November 2006

14 Stock option plan

The Company maintains a stock option plan (the "Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors or consultants options to acquire common shares of the Company on such terms and at such exercise prices as may be determined by the Board. As at December 31, 2005, the Plan provides that the maximum number of common shares in the capital of the Company that may be reserved for issuance under the Plan shall be equal to 5,900,000 (3,700,000 as at March 31, 2005) common shares and that the maximum number of common shares which may be reserved for issuance to any one optionee pursuant to a share option may not exceed 5% of the common shares outstanding at the time of grant (note 22).

The options must be exercised within five years of grant. The exercise price may not be lower than the market price of the common shares at the time of grant. The options have a vesting period of 18 months: 25% at the date of grant and 12.5% for the following six quarters.

A summary of changes in the Company's stock options outstanding is presented below:

	For the nine-month period ended December 31, 2005		For the year ended March 31, 2005	
	Number of options	Average exercise price $	Number of options	Average exercise price $
Beginning of period	3,046,250	0.79	1,283,959	0.81
Granted	1,940,000	0.29	1,870,000	0.76
Exercised	-	-	(37,084)	0.15
Expired or cancelled	(200,000)	0.85	(70,625)	0.41
End of period	4,786,250	0.59	3,046,250	0.79

A summary of options outstanding and exercisable as at December 31, 2005 is presented below:

	Number of options		
Exercise price $	Outstanding	Exercisable	Expiry date
0.15	6,250	6,250	February 2008
0.85	980,000	980,000	October 2008
1.30	40,000	40,000	January 2009
0.75	1,320,000	1,155,000	August 2009
0.75	500,000	312,000	February 2010
0.30	1,790,000	671,250	September 2010
0.22	150,000	56,250	September 2010
	4,786,250	3,220,750	

In accordance with the Canadian Institute of Chartered Accountants Handbook Section 3870, the Company accounted for options granted in the nine-month period ended December 31, 2005 and the year ended March 31, 2005 using the fair value method. Total stock-based compensation costs for the nine-month period ended December 31, 2005 amount to $454,819 (for the year ended March 31, 2005 – $899,925) (note 15), including $205,011 (as at March 31, 2005 – $410,135) capitalized to mining assets as part of the Chihuahua project costs on the basis that the options were granted to officers and consultants involved exclusively in the exploration program in Mexico. The balance of $249,808 (for the year ended March 31, 2005 – $489,790) was recorded in the consolidated statements of operations and deficit.

The weighted average of estimated fair value of each option granted was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	For the nine-month period ended December 31, 2005 $	For the year ended March 31, 2005 $
Average dividend per share	nil	nil
Estimated volatility	102%	105%
Risk-free interest rate	3.5%	3.8%
Expected life of options granted	4 years	4 years
Option price	$0.29	$0.75
Weighted average of estimated fair value of each option granted	$0.21	$0.53

15 Contributed surplus

	For the nine-month period ended December 31, 2005 $	For the year ended March 31, 2005 $
Balance – Beginning of period	1,380,600	480,675
Stock-based compensation cost (note 14)	454,819	899,925
Warrants expired (note 13)	2,966,821	-
Balance – End of period	4,802,240	1,380,600

16 Income taxes

a) The provision for income taxes is different from what would have resulted from applying the combined Canadian statutory tax rate as a result of the following:

	For the nine-month period ended December 31, 2005 $	For the year ended March 31, 2005 $
Income tax benefit using statutory income tax rates	(514,600)	(652,200)
Income tax rate differential in Mexico	12,000	(17,200)
Stock-based compensation costs	77,800	152,400
Increase (decrease) in the valuation allowance	234,100	(126,000)
Foreign exchange gains taxable in Mexico	295,000	530,000
Inflation taxable on net financial liabilities in Mexico	92,000	66,000
Non-deductible items in Mexico	227,000	47,000
Other	19,300	-
	442,600	-

b) The future income tax balances are summarized as follows:

	As at December 31, 2005 $	**As at March 31, 2005 $**
Current future income tax assets		
Non-capital losses	26,000	26,000
Share issue costs	110,000	105,000
	136,000	131,000
Long-term future income tax assets		
Property, plant and equipment	32,000	25,000
Mining assets	118,000	421,000
Non-capital losses	3,991,600	3,398,000
Capital losses	90,300	-
Share and warrants issue expense	156,800	245,000
Other	210,000	226,000
	4,598,700	4,315,000
Total future income tax assets	4,734,700	4,446,000
Less: Valuation allowance	1,957,100	1,723,000
	2,777,600	2,723,000
Long-term future income tax liabilities		
Mining assets	(3,175,200)	(2,723,000)
Total net future income tax liability	(397,600)	-

c) As at December 31, 2005, the cost for income tax purposes of the property, plant and equipment, mining assets and other costs totalled approximately $6,402,600. The difference between this cost and the amounts capitalized in the financial statements arises mainly as a result of the write-off of some of the mining assets, the election of the Company in Mexico to deduct, in the year incurred, the exploration expenses and costs of mining claims prior to the commencement of commercial operations of a mine, and this cost may be applied to reduce future taxable income over an unlimited period of time.

d) The Company has accumulated non-capital losses of approximately $13,565,000. These losses will expire from 2006 to 2015 as follows:

	$
Years ending December 31, 2006	82,000
2007	184,000
2008	203,000
2009	154,000
2010	151,000
2011	622,000
2014	5,120,000
2015	7,049,000

e) The unamortized balance for tax purposes of share and warrant issue expenses amounting to approximately $825,000 will be deductible over the next four years.

f) The Company's balance of capital losses amounts to $265,327 and can be carried forward indefinitely against capital gains.

g) These tax values of assets and liabilities have not been agreed to by the relevant tax authorities nor have they been disputed.

17 Asset retirement obligations

As of December 31, 2005, the Company has not recognized any asset retirement obligation as it does not have sufficient information to determine a realistic obligation maturity schedule. A liability stemming from any asset retirement obligation will be recorded in the period in which there is sufficient information to establish an obligation maturity schedule.

18 Statements of cash flows

The changes in non-cash working capital items are as follows:

	For the nine-month period ended December 31, 2005 $	For the year ended March 31, 2005 $
Sales tax and other receivables	(25,250)	(906,014)
Inventories from pilot mining program	78,361	(220,600)
Prepaid expenses	(85,229)	18,068
Accounts payable and accrued liabilities	(718,781)	(103,199)
Income taxes payable	45,000	-
	(705,899)	(1,211,745)

a) Changes in non-cash items from accounts payable and accrued liabilities totalling $671,150 related to acquisition of mining assets are included in investing activities.

b) Changes in non-cash receivable items totalling $327,000 related to the sale of concentrate are included in investing activities.

19 Related party transactions

a) During the nine-month period ended December 31, 2005, companies controlled by officers of the Company charged consulting fees amounting to $517,688 (for the year ended March 31, 2005 – $627,371), including $388,937 capitalized to deferred exploration costs (for the year ended March 31, 2005 – $463,168). As at December 31, 2005, the balance due to these officers amounted to $11,840 (for the year ended March 31, 2005 – $12,000).

b) During the nine-month period ended December 31, 2005, directors, companies controlled by directors and officers of the Company participated in private placements of common shares (see terms described in note 12(i)) for a total consideration of $886,500 (for the year ended March 2005 – $773,200 for private placements of units).

c) For the year ended March 31, 2005, a company controlled by a director charged sampling and analysis costs amounting to $14,724 which were capitalized to mining assets.

The related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

20 Commitment

In February 2004, the Company and two other companies jointly signed a five-year lease for office premises. The annual rent of approximately $150,000 is divided on a pro rata basis among the three companies.

21 Contingency

In 2005, legal proceedings were filed in Mexico against one of the Company's subsidiary, Dia Bras Mexicana S. de R.L. de C.V. ("DBM"), by an individual claiming the annulment and revocation of the purchase contracts of the Bolivar mine property entered into between DBM and Mr. Javier Octavio Bencomo Munoz and Minera Senda de Plata, S.A. de C.V. Following the notification of said claim against DBM, a defence was filed. Management cannot predict the outcome of these proceedings. Management is confident that the results of the proceedings will have no adverse material effect on the Company.

22 Subsequent events

On February 2, 2006, the Board of Directors approved an increase in the number of common shares reserved for issuance under the Company's stock option plan from 5,900,000 to 8,100,000. The number of common shares reserved represents approximately 10% of the number of shares issued and outstanding. The increase was approved by regulatory authorities on February 13, 2006.

On February 2, 2006, the Board granted a total of 2,700,000 options to purchase common shares of the Company to its directors, officers and employees. The options are exercisable at a price of $0.40 until February 2011.

23 Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.


DIA BRAS
exploration

DIA BRAS EXPLORATION INC.

Management discussion and analysis

For the nine-month period ended December 31, 2005

MANAGEMENT DISCUSSION AND ANALYSIS

This management discussion and analysis ("MD&A") follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the audited consolidated financial statements for the nine-month period ended December 31, 2005 and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

1.1 YEAR END AND DATE OF MD&A

The Company changed its year end from March 31 to December 31 to coordinate with the statutory year end of its Mexican subsidiaries. The MD&A for the nine-month period ended December 31, 2005 is as of April 13, 2006.

1.2 FORWARD LOOKING STATEMENTS:

The MD&A contains forward-looking statements that express, as at the date of thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward looking statements are reasonable, but involve a number of risks and uncertainties and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcome and results may differ materially from those expressed in these forward looking statements and readers should not place undue reliance on such statements.

1.3 NATURE OF ACTIVITIES AND OVERALL PERFORMANCE:

Dia Bras Exploration Inc. (the "Company") is a mining exploration company with rights and options on 18 properties covering 7,646 hectares in the State of Chihuahua in Mexico.

During the nine-month period ended December 31, 2005, all activities of the Company were focused on the Bolivar mine project. The Company continued its pilot-mining program which provides essential data on mining, transport and milling costs, logistics, ore grade, mill recovery performance and metallurgy, as part of the pre-feasibility study undertaken at the Bolivar mine property. The short term objectives of the pilot-mining program is to generate sufficient cash flows from the production of zinc and copper concentrates to finance the development and exploration program at the Bolivar mine and elsewhere in the Bolivar project.

During the period, the Company benefited from the spectacular rise of zinc and copper market prices.

Total combined sales of zinc and copper concentrates amounted to $5.6 million. The pilot program started generating positive cash-flow in December 2005 as the production exceeded $1.1 million with direct operating costs amounting to $780,000.

The Company is not considered to be in commercial production since proven reserves have yet to be confirmed and the economic status of the project has not been established.

The following table presents data per tonne processed in the pilot-mining program for the nine-month period ended December 31, 2005:

	US$
Net smelter revenue	93.42
Direct operating costs	
Mining	20.06
Transportation of ore	26.77
Milling	21.33
Transportation and handling of concentrates	16.86
Administration	12.19
TOTAL	**97.21**
Gross margin before amortization	(3.79)

Bolivar mine property

The Bolivar property remained the main exploration target in the Cieneguita region where the Company has spent to date over $9.4 million in property costs and exploration and development expenses, net of revenue from sales of concentrate.

During the nine-month period ended December 31, 2005, the Company processed 46,828 tonnes of ore averaging 8.15% zinc and 1.88% copper, consisting mainly of lower grade development ore removed in accessing zones of higher grades.

The delay to access these higher grades was longer than first expected which put pressure on the Company's cash position during the period. The ore grades started increasing in the last quarter of 2005 when it averaged 10.97% zinc and 2.36% copper.

The pilot-mining program, initiated in February 2005, experienced typical start-up problems as well as occasional transportation issues which have since been resolved.

At the end of 2005, mining activities started on level 1 of Brecha Linda, a zone of high grade zinc and copper mineralization. Currently, the ore processed at the mill comes from working stopes at the Brecha Linda and also from the Foto zone on level 4. Grades average 13.5% zinc and 2.4% for copper since the beginning of 2006.

Overall the launching of the pilot program was a great success and certainly key to the Company's great progress in 2005.

Acquisition of Malpaso Mill

In September 2005, the Company exercised its option to acquire the Malpaso mill via the acquisition, through an agent, of the shares of Compania Minera Metalurgica Malpaso S. de R.L. de M.I. ("CMMM"), a Mexican company. As at December 31, 2005, the acquisition is yet to be completed. However, the Company controls all levels of operations at the mill. Since the start-up of the pilot program, the mill capacity has been increased from 100 tpd to 300 tpd, its current level of operations. It is expected that the mill will process a monthly average of 7,500 tonnes in 2006. Plans are to increase its capacity to 600 tpd by December 2006.

Promontorio

With the focus on the Bolivar project, management decided to postpone until 2006 its exploration program at Promontorio. The drilling campaign that has just begun is the first part of the exploration program recommended by Roscoe Postle Associates in their February 2005 43-101 Report.

1.4 SELECTED ANNUAL INFORMATION:

	Nine-month period ended December 31,	Year ended March 31	
	2005	2005	2004
	$	$	$
Sales of concentrate i)	5,562,402	-	-
Write-off of mining assets	557,588	481,706	-
Net loss	2,096,165	2,095,804	1,176,702
Net loss per share	0.04	0.05	0.05
Total assets	25,420,216	20,668,572	11,910,623
Working capital	4,291,813	3,649,779	8,139,983
Cash and cash equivalents	3,541,961	2,954,870	4,707,091

i) In accordance with its accounting policy, revenue from the sales of concentrate produced from the pilot-mining before full-scale commercial production is recorded as a reduction of deferred exploration expenses, and therefore does not appear in the Consolidated Statements of Operations and Deficit.

1.5 RESULTS OF OPERATIONS:

Corporate

During the nine-month period ended December 31, 2005, the Company incurred a net loss of $2,096,165 ($0.04 per share) compared to a net loss of $2,095,804 ($0.05 per share) for the year ended March 31, 2005. This net loss includes a $557,588 write-off of the Santa Maria and El Cumbre properties as management decided to abandon these projects at the end of 2005. The loss also includes a stock-based compensation non cash cost of $249,808 relating to the accounting cost of options vested during the period. The company also recorded a provision for current income taxes of $45,000 and future income taxes in the amount of $397,600 payable in Mexico. All other costs remained relatively constant except for business development expenses which were lower compared to last year. In 2004-2005, business development expenses included important costs in relation to the November 2004 financing which had been promoted mainly in London, England.

Total interest income decreased compared to the year ended March 31, 2005 when the Company had a higher level of cash throughout the financial year. This level of cash resulted from to two series of financial placements totaling $21 million completed in 2003 and 2004.

Results of the pilot-mining program at Bolivar

During the nine-month period ended December 31, 2005, the Company mined and milled 46,828 tonnes of ore which produced 5,890 dry metric tonnes (DMT) of zinc concentrate (6,218 since the start of the pilot-mining program) and 2,372 DMT of copper concentrate (2,606 since the start of the pilot-mining program) for total revenues of $5.6 million. Average recovery rate was 85.82% for zinc and 74.36% for copper.

All concentrates produced were delivered and sold to MRI Trading AG pursuant to a standard concentrate purchase agreement. Sales proceeds are normally received within 48 hours of the billing. Zinc and copper prices increased some 13% and 21% during the period contributing an estimated increased revenue of over $500,000.

The production of the Malpaso mill reached a monthly high of 6,624 tonnes in September 2005. Because of transportation problems the level of ore through-put decreased in the last quarter. The mill has since been fine tuned and is now in excellent condition and running smoothly. The mill is expected to process 7,500 tonnes per month throughout 2006.

1.6 SUMMARY OF QUARTERLY RESULTS :

Quarter ended	Net loss $	Net loss per share $
December 31, 2005	1,287,232	0.02
September 30, 2005	471,501	0.01
June 30, 2005	337,432	0.01
March 31, 2005	496,456	0.01
December 31, 2004	1,201,814	0.02
September 30, 2004	254,940	0.01
June 30, 2004	142,594	0.01
March 31, 2004	491,718	0.02

Following the acquisition of the first properties (Santa Maria and San Jose) in July 2003, the Company benefited from a revival of the industry marked by increasing base and precious metal prices and a better access to capital market. Between September 2003 and December 2004, the Company raised over $21 million through private placement financings to initiate and then expand the exploration activities in Mexico. With the availability of funds, the Company increased personnel and consulting assistance in management and business development activities.

In 2004, promotion expenses were significantly higher because of a European tour which had been organized to showcase the Company projects and which led to private placement of $9.0 million in November 2004.

1.7 RESULTS OF THE QUARTER ENDED DECEMBER 31, 2005 :

During the quarter ended December 31, 2005, the Company incurred a loss of $1,287,232 ($0.02 per share) compared to a loss of $1,201,814 ($0.02 per share) for the same period in 2004. This loss is mainly attributable to a write-off of $557,588 following the decision to abandon the Santa Maria and El Cumbre properties and the recording of a provision for current and future taxes in Mexico. The remaining portion of the quarterly loss is in accordance with the monthly corporate cost budget.

1.8 LIQUIDITY:

As at December 31, 2005, the Company had working capital of $4,291,813 including $3,541,961 in cash and cash equivalent compared to $3,649,779 as at March 31, 2005, including $2,954,870 in cash and cash equivalent. This level of working capital is adequate to support daily operations.

In November 2005, the Company completed a series of private placements amounting to $4,500,000. The Company also received during the period, $1,320,439 from the exercise of 7,767,292 warrants which contributed to improving its working capital.

As at December 31, 2005, Sales tax and other receivables amount to $1,037,122 and are mostly comprised of Mexican recoverable input tax credit. The Company is still facing delays in recovering the IVA (local sales tax). The Company is regularly monitoring with local Mexican IRL authorities as the tax credit represents an important amount of unavailable funds.

During the period, in order to help its financial position, the Company negotiated with the buyer of its concentrate a revolving credit facility in the amount of US$500,000. The credit facility was alternately obtained by instalments of US$250,000 through the issuance of a holding certificate for 6,000 DMT of zinc/copper ore in the name of the financing bank and reimbursed with the delivery of zinc concentrate. This credit facility was fully repaid in December 2005 as the facility agreement expired. The Company is currently renegotiating the terms and conditions of a US$1.0 million credit facility in 2006.

Accounts payable and accrued liabilities amount to $771,264 and include an obligation of $233,180 (US$200,000) related to the acquisition of the shares of CMMM. This amount will be paid in monthly installments of US$25,000 until August 2006.

1.9 CAPITAL RESOURCES, INVESTING AND FINANCING ACTIVITIES:

The availability of funds is highly dependent on the capital markets. The main source of financing of the Company is the issuance of equity shares and the sale of concentrates. In November 2005, the Company completed a series of private placements whereby issuing a total of 22,500,000 common shares at a price of $0.20 per share for a total consideration of $4,500,000. The net proceeds were used to upgrade the Malpaso mill - increasing the capacity by about 10% and improving the recovery and the quality of the zinc and copper concentrates produced. Capital will also be expended on mine development, transportation upgrade and to cover operating expenses while concentrate production increases on the pilot-mining program at the Bolivar mine.

The Company expects to self-finance its 2006 exploration and development effort at the Bolivar project with cash flow generated from its pilot-mining program at the Bolivar mine.

The Company is always open to favorable opportunities on the capital markets to finance acquisitions and development of its projects.

1.10 FINANCIAL COMMITMENT:

The Company's financial commitments are as follows:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is prorated between the three companies on the basis of the space used.
- In order to exercise its various options on the properties, the Company will have to make the following payments:

2006	US$395,000
2007	US$325,500
2008	US$450,000
2009	US$3,062,500

All of the 2005 required payments were made. The Company will use part of its November 2005 financing proceeds to make the required 2006 payments.

1.11 OFF-BALANCE SHEET ARRANGEMENTS:

The Company did not enter into any off balance sheet arrangement.

1.12 RELATED PARTY TRANSACTIONS:

During the period, the Company paid for services provided by companies controlled by officers of the Company. Those services relating to project management and corporate activities are essential to the Company and reflect their actual market value.

Also during the period, certain directors, companies controlled by directors and certain officers of the Company participated in a private placement under the same terms and conditions as non related parties. They acquired 4,432,500 common shares at a price of $0.20 per common share for a total consideration of $886,500.

1.13 CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION:

There were no changes in accounting policies.

1.14 CRITICAL ACCOUNTING POLICIES:

Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant areas where management judgment is applied are asset valuations, contingent liabilities and future income taxes. Actual results could differ from those estimates and such differences could be material.

Mining assets:

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, exploration building and equipment, supply inventories that will be used for exploration, and deposits on future mining assets. All costs directly related to projects are capitalized. Exploration expenses are deferred until the economic viability of the project has been established, at which time the expenses are added to mining properties, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrate from the pilot-mining program before commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred under the terms of the arrangement;
- The price is fixed or determinable; and
- Collection is reasonably assured.

The inventory from pilot-mining is recorded at the lower of cost and net realizable value.

1.15 FINANCIAL INSTRUMENTS AND OTHER:

The Company does not use financial or other instruments.

1.16 RISK AND UNCERTAINTIES:

Business risk:

The exploration and development of mineral deposits involve significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. All of the Company's mining properties are at the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

Land title:

The Company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

Capital needs:

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current source of future funds available to the Company is the sale of additional equity capital and the borrowings of funds. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

Regulation and Environmental Requirements:

The activities of the Company require permits from various governmental authorities and are governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

Commodity prices:

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company operations. The market price of the Company's common shares, its financial results and its exploration, development and mining activities may be significantly adversely affected by declines in the price of precious or base minerals.

Uninsured Risks:

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Foreign exchange rate risk:

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. It buys its currencies based on its exploration budget.

Interest rate risk:

The Company's receivable, tax and other receivables and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents bear interest at variable rates. The short term deposit and the obligation related to assets under capital lease bear interest at a fixed rate.

1.17 OUTLOOK:

The Company wants to take advantage of its well established situation in Mexico, mostly in the Chihuahua region, and therefore is keeping well aware of any opportunities which may arise.

Base metal, copper and zinc market prices are carrying on their spectacular rise. Zinc is currently trading approximately US$1.38/lb and copper at approximately US$2.80/lb. With current access to high grade ore and with well improved and efficient milling facilities, the Company is an excellent position to benefit from the current high prices.

The Company has working capital of over US$4.0 million.

The objectives for 2006 are as follows:

- Bolivar Pilot-mining program

  Mine and process between 85,000 and 90,000 tonnes of ore averaging 11.0% Zn and 2.5% Cu which should generate, at current forecasted metal prices, US$17 million in sales of concentrate at a cost of US$10 million.

- Increase the Malpaso Mill capacity to 600 tpd by the end of 2006.
- Define sufficient resources at Bolivar to commission a feasibility study that will give the Company parameters for eventual full-scale production, including construction of an appropriately sized mill on site.
- Resume the exploration program at the Promontorio property to develop its potential with internal financial and technical resources, or through joint ventures or partnership.
- Evaluate, and if warranted, acquire projects with a history of small-scale production in the Sierra Madre region.

1.18 NATIONAL INSTRUMENT 52-109 ON CERTIFICATION OF ANNUAL FILINGS:

The chief executive officer and the chief financial officer have signed the certification of Annual Filings as required by National Instrument 52-109, thus confirming, based on their evaluation, the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings.

1.19 OTHER REQUIREMENTS IN THE MANAGEMENT DISCUSSION AND ANALYSIS:

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Analysis of cost and deferred exploration expenses*

	Nine-month period ended December 31, 2005 $	Year ended March 31, 2005 $
Balance at beginning of period	10,197,775	2,552,001
Property acquisition and related costs	451,263	1,493,588
Sampling	179,671	415,509
Geology consulting and management	660,598	633,696
Geophysical survey	27,927	122,515
Drilling and mining development	1,352,627	2,444,972
Pilot milling	1,570,210	335,393
Supervision and local administrative costs	1,056,287	647,934
Transportation	2,530,748	946,510
Roads	41,725	187,761
Camp costs and food	550,053	133,306
Capitalized amortization of exploration building and equipment	833,442	356,161
Stock compensation costs	205,011	410,135
	9,459,562	8,127,480
Write-off of mining assets	(557,588)	(481,706)
Sale of concentrate	(5,562,402)	-
	3,339,572	7,645,774
Balance at end of the period	13,537,347	10,197,775

* The majority of the above costs other than property costs have been incurred on the Bolivar mine.

(ii) National instrument 51-102 – Section 5.4

Disclosure of Outstanding Securities as at April 13, 2006

Common shares: 81,847,686

Warrants: (each warrant entitles the holder to purchase one common share of the Company at the exercise price indicated until expiry date): 12,002,068

Number of warrants	Exercise price	Expiry date
12,002,068	$0.90	November 2006

Options outstanding: 7,132,333

Number of options	Exercise price	Expiry date
855,000	$0.85	October 2008
40,000	$1.30	January 2009
1,217,000	$0.75	August 2009
500,000	$0.75	February 2010
1,695,333	$0.30	September 2010
125,000	$0.22	September 2010
2,700,000	$0.40	February 2011

April 13, 2006

Management Responsibility for Financial Reporting

Management is responsible for the preparation of the consolidated financial statements and other financial information included in the annual report. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and necessarily include amounts based on estimates and judgments of management.

Management maintains accounting systems and internal control to produce reliable consolidated financial statements and provide reasonable assurance that assets are properly safeguarded.

Pricewaterhouse Coopers LLP, Chartered Accountants, appointed by shareholders, onducted an audit on the Company's consolidated financial statements. Their report is included.

The board of directors of the company is responsible for ensuring that management fulfills its responsibilities for financial reporting. The board of directors carries out this responsibility through its audit committee, which is composed of three members.

The committee meets twice a year with the external auditors, with and without management being present; to review the financial statements and to discuss audit and internal control related matters.

The audit committee of the board of directors approved the Company's consolidated financial statements.

Réjean Gosselin
President and Chief Executive Officer

Leonard Teoli
Chief Financial Officer

Corporate Information

Board of Directors

Dr. Thomas L. Robyn
Executive Chairman
Dia Bras Exploration Inc.
Denver, United States
Director since August 2005

Dr. James A. Culver
President
TPG Commercial Finance
Ridgewood, United States
Director since February 2005

Réjean Gosselin
President and Chief Executive Officer
Dia Bras Exploration Inc.
Saint-Hilaire, Québec
Director since September 2003

Robert D. Hirsh
Managing Director and Industry Head - Mining and Energy
Scotia Capital Mexico

Philip Renaud
ManagingDirector
Church Advisors.
London, England
Director since October 2003

Officers

Thomas L. Robyn, Ph.D.
Executive Chairman

Réjean Gosselin, M. Sc.
President and Chief Executive Officer

André St-Michel, MBA, Ing.
Executive Vice-President and Chief Operating Officer

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre, C.A. and Lawyer
Secretary

SHAREHOLDERS INFORMATION

CORPORATE HEAD OFFICE

630 René-Lévesque Blvd. West
Suite 2930
Montréal (Québec) H3B 1S6
Canada

Telephone: (514) 393-8875
Fax: (514) 866-9857

CHIHUAHUA OFFICE

Blas Cano de los Rios #606
Col. San Felipe
Chihuahua, Chihuahua C.P. 31240
Mexico

Telephone: (52) 614-426-0212
Fax: (52) 614-414-3884

INVESTOR RELATIONS

Sun International Communications
Nicole Blanchard
Managing Partner
1555, boul. de l'Avenir
Bureau 306
Laval, Québec H7S 2N5

Telephone: (450) 627-6600

Email: nicole.blanchard@isuncomm.com

Dia Bras Exploration Inc.
Nathalie Dion
Investor Relations
630, René-Lévesque Blvd. West
Suite 2930
Montréal, Québec
H3B 1S6

Telephone: (514) 393-8875

Email: ndion@diabras.com

TICKER SYMBOL

TSX Venture Exchange
Symbol : DIB

ANNUAL MEETING

The Annual Meeting of Shareholders of Dia Bras Exploration Inc. will be held on May 31, 2006 at 10:00 a.m. at Fairmont The Queen Elizabeth 900 Rene-Levesque Blvd. West, Room Peribonka, Level C, Montreal, Quebec.

Website: www.diabras.com

AUDITORS
PricewaterhouseCoopers LLP
1250 René-Lévesque Blvd. West
Suite 2800
Montréal, Québec
H3B 2G4

SOLICITORS
Colby, Monet, Demers, Delage & Crevier
1501 McGill Avenue
Suite 2900
Montréal, Québec
H3A 3M8

REGISTRAR AND TRANSFER AGENT
Computershare Investor Services Inc.
1500 University Street
Suite 700
Montreal, Quebec H3A 3S8

Tel: 1-800-340-4883 (US/Canada) or
1-514 -982-7950 (international)

Website: www.computershare.com



630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514 393-8875
Télécopieur : (514) 866-6193

Form 52-109F1 – Certification of Annual Filings

I, **RÉJEAN GOSSELIN**, Chief Executive Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of **DIA BRAS EXPLORATION INC.** (the issuer) for the nine month period ended December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 13, 2006.

____
President and Chief Executive Officer



630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514 393-8875
Télécopieur : (514) 866-6193

Form 52-109F1 – Certification of Annual Filings

I, **LEONARD TEOLI**, Chief Financial Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of **DIA BRAS EXPLORATION INC.** (the issuer) for the nine month period ended December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 13, 2006.

LEONARD TEOLI
Chief Financial Officer

DIA BRAS EXPLORATION INC.


RECEIVED
2006 JUN 19 A 10: 21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of DIA BRAS EXPLORATION INC. (the "Company"), for the nine-month period ended December 31, 2005, will be held in the Péribonka Hall, at the Fairmont The Queen Elizabeth Hotel, 900 René-Lévesque Boulevard West, Montréal, Québec, on Wednesday, May 31, 2006, at 10:00 a.m. (local time) for the following purposes:

(a) to receive the annual report of management, the audited consolidated financial statements of the Company for the nine-month period ended December 31, 2005 and the year ended March 31, 2005 and the auditors' report thereon;

(b) to elect directors of the Company;

(c) to appoint the auditors of the Company and to authorize the directors to fix their remuneration; and

(d) to transact such other business as may properly be brought before the Meeting, or any adjournment thereof.

The proxy circular of the Company as well as a proxy form for the Meeting are enclosed herewith.

DATED at Montréal, Québec, this 25th day of April 2006.

BY ORDER OF THE BOARD OF DIRECTORS

Luce L. Saint-Pierre

Luce L. Saint-Pierre
Secretary

If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose.


RECEIVED
2006 JUN 19 A 10:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DIA BRAS EXPLORATION INC.

PROXY CIRCULAR

SOLICITATION OF PROXY

This Proxy Circular (the "Circular") is provided in connection with the solicitation of proxies by the management of DIA BRAS EXPLORATION INC. (the "Company") for use at the Annual Meeting of Shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof (the "Meeting"). It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone by employees of the Company. The cost of solicitation is borne by the Company.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the enclosed Form of Proxy are officers of the Company. **A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him at the Meeting, may do so by inserting such person's name in the blank space provided in the Form of Proxy and depositing the duly completed Form of Proxy at the registered office of the Company or the Company's transfer agent indicated on the enclosed envelope prior to the close of business on the second business day preceding the date of the Meeting (exclusive of Saturdays, Sundays and holidays).**

Any proxy given may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of the Company or its transfer agent at any time prior to the close of business on the second business day preceding the date of the Meeting or in any other manner permitted by law. The shareholder may choose to attend the Meeting in person and exercise his/her voting rights.

EXERCISE OF DISCRETION BY PROXY

A shareholder forwarding the enclosed Form of Proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. The persons named in the enclosed Form of Proxy will vote the shares in respect of which they are appointed in accordance with the direction, if any, of the shareholders appointing them. **In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to any amendment or variation to matters identified in the Notice of Meeting and to any other matter which may properly come before the Meeting.** At the time of the Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, in either case, the persons named in the Form of Proxy will vote according to their best judgment.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The board of directors of the Company has fixed April 24, 2006 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of the Meeting.

On April 24, 2006, 81,741,019 common shares (the "Common Shares") of the Company were issued and outstanding. The Common Shares are the only securities outstanding and entitled to be voted at the Meeting. All holders of Common Shares of record as of April 24, 2006 are entitled to attend and vote thereat in person or by proxy.

To the knowledge of the directors and officers of the Company, the only persons, firms or corporations who beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company, are as follows:

Name	Type of Ownership	Number of Common Shares	Percentage of Issued Common Shares
Dundee Precious Metals Inc.	Direct	9,316,770	11.39%

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed herein, the Company is not aware that any of the directors, nominees, officers or other insiders of the Company or any persons associated or otherwise related to any of them has any significant interest in the matters to be acted upon at the Meeting.

ELECTION OF DIRECTORS

The articles of the Company provide that the board of directors shall consist of a maximum of fifteen (15) directors. It is proposed by management of the Company that five (5) directors be elected for the current year. The term of office of each director so elected expires upon the election of his successor unless he resigns or his office shall become vacant by death, removal or other cause.

Except where authority to vote on the election of directors is withheld, the persons named in the accompanying Form of Proxy will vote FOR the election of the nominees whose names are hereinafter set forth.

The management of the Company does not contemplate that any of the nominees will be unable or, for any reason will become unwilling, to serve as a director, but, if that should occur for any reason prior to the election, the persons named in the accompanying Form of Proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has specified in the Form of Proxy that his shares are to be withheld from voting on the election of directors.

The following table sets forth certain information pertaining to the persons proposed to be nominated for election as directors.

Name, Position with the Company and Country of residence	Principal occupation	Director of the Company since	Number of Common Shares beneficially owned or over which control or direction is exercised
THOMAS L. ROBYN, (A) Executive Chairman and director *USA*	President, *ST Group Inc.*	August 30, 2005	300,000
RÉJEAN GOSSELIN, (A) President, Chief Executive Officer and director *Canada*	President and Chief Executive Officer of the Company	September 30, 2003	642,834
PHILIP RENAUD, (B) (C) Director *United Kingdom*	Managing Director, *Church Advisors*	October 1st, 2003	5,813,500
JAMES A. CULVER, (B) (C) Director *USA*	President and Chief Executive Officer, *TPG Commercial Finance, LLC*	February 25, 2005	25,300
ROBERT D. HIRSH, (B) (C) Director Mexico	Managing Director and Industry Head - Mining and Energy *Scotia Capital Mexico*	February 25, 2005	275,000

(A) Member of the Corporate Governance Committee.
(B) Member of the Compensation Committee.
(C) Member of the Audit Committee.

Each nominee has supplied the information concerning the number of Common Shares over which he exercises control or direction.

All of the nominees whose names are hereinabove mentioned have previously been elected directors of the Company at a shareholders' meeting for which a proxy circular was issued and hold the same principal occupation as when elected except for Mr. *James A. Culver* who is Chairman and Chief Executive Officer of TPG Commercial Finance, LLC since January 2006. Before that time, he was President of Maple Trade Finance and Maple Commercial Finance, divisions of the Maple Financial Group.

Except as mentioned further, to the knowledge of the management of the Company, no nominee as a director of the Company is or has been, within the ten years preceding the date of this Circular, a director or officer of any other corporation which, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the other corporation access to any statutory exemptions for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. *Réjean Gosselin* is an officer and director of Temoris Resources Inc. ("Temoris") (formerly Oasis Diamond Exploration Inc.). Temoris was subject to a cease trade from May 25, 2004 to November 18, 2004 and from May 30, 2005 to March 24, 2006 for failing to file its financial statements in the required delay.

EXECUTIVE COMPENSATION

Compensation to Named Executive Officers

The following table provides, for the fiscal periods indicated, the compensation of the Named Executive Officers of the Company.

SUMMARY COMPENSATION TABLE

		ANNUAL COMPENSATION			LONG TERM COMPENSATION			
					Awards		Payouts	
Name and Position	Fiscal period	Salary ($)	Bonus ($)	Other annual compen-sation ($)	Securities under options granted (#)	Shares or Units subject of resale restrictions (#)	LTIP Payouts ($)	All other compensation ($)
RÉJEAN GOSSELIN, [1] President and Chief Executive Officer	2005 [2]	126,200	50,000	26,123	300,000	Nil	Nil	Nil
	2005 [3]	169,696	112,500	36,483	300,000	Nil	Nil	Nil
	2004 [4]	62,307	Nil	Nil	190,000	Nil	Nil	Nil
ANDRÉ ST-MICHEL, [1] Executive Vice-President	2005 [2]	126,200	50,000	26,123	300,000	Nil	Nil	Nil
	2005 [3]	169,696	112,500	36,483	300,000	Nil	Nil	Nil
	2004 [4]	62,307	Nil	Nil	190,000	Nil	Nil	Nil
LEONARD TEOLI, [5] Chief Financial Officer	2005 [2]	41,667	18,000	Nil	100,000	Nil	Nil	Nil
	2005 [3]	58,726	18,750	Nil	100,000	Nil	Nil	Nil
	2004	50,125	Nil	Nil	135,000	Nil	Nil	Nil

Name and Position	Fiscal period	ANNUAL COMPENSATION			LONG TERM COMPENSATION			All other compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other annual compen-sation ($)	Securities under options granted (#)	Shares or Units subject of resale restrictions (#)	LTIP Payouts ($)	
Thomas L. Robyn, [(1)] Executive Chairman	2005 [(6)]	41,650	30,000	Nil	300,000	Nil	Nil	Nil

(1) Services retained under a Consulting agreement.
(2) Nine-month ended December 31, 2005. The Company changed its year-end from March 31 to December 31.
(3) Twelve-month fiscal year ended March 31, 2005.
(4) Starting August 2003.
(5) Full time for the Company since October 1, 2005.
(6) Starting September 2005.

For the nine-month period ended December 31, 2005 and fiscal year ended March 31, 2005, the aggregate remuneration paid by the Company to its senior officers, including to the Named Executive Officers, amounted to $535,963 and $714,834 respectively. There are no pension plan benefits in place for senior management.

Options granted during the nine-month period ended December 31, 2005

Named Executive Officers	Securities under Options Granted (#)	Per cent of Total Options Granted to Employees in Financial Year (%)	Exercise price ($/share)	Market Value of Securities Underlying Option on the Date of Grant ($/share)	Expiration Date
Réjean Gosselin	250,000 50,000	7.35	$0.30 $0.22	$0.30 $0.22	Sept. 2, 2010 Sept. 16, 2010
André St-Michel	250,000 50,000	7.35	$0.30 $0.22	$0.30 $0.22	Sept. 2. 2010 Sept. 16, 2010
Leonard Teoli	100,000	2.45	$0.30	$0.30	Sept. 2, 2010
Thomas L. Robyn	250,000 50,000	7.35	$0.30 $0.22	$0.30 $0.22	Sept. 2. 2010 Sept. 16, 2010

All options entitle holders to acquire an equivalent number of shares of the Company.

Aggregated Option Exercises during the Most Recently Completed Fiscal Period and Fiscal Period End Option

Named Executive Officers	Securities acquired on exercise	Aggregate value realized	Unexercised options at fiscal period end		Value of unexercised In-the-Money Options [(1)] at fiscal period end	
	(#)	($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Réjean Gosselin	Nil	Nil	585,000	225,000	4,125	6,875
André St-Michel	Nil	Nil	585,000	225,000	4,125	6,875
Thomas Robyn	Nil	Nil	206,250	243,750	4,125	6,875
Leonard Teoli	Nil	Nil	168,750	71,250	Nil	Nil

(1) *In-the-Money Options* are those where the market value of the underlying securities as at the most recent fiscal period end exceeds the option exercise price. The closing market price as at December 31, 2005 was $0.24.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has entered into consulting agreements with companies controlled respectively by Réjean Gosselin, André St-Michel and Thomas L. Robyn (the "Consulting Agreements"). The Consulting Agreements have a term of one year and may be terminated upon a written notice of termination of six (6) months by either party. In the case of the Company, the period of notice may be replaced by a payment of six (6) months basic fees, representing $75,000.

Compensation of Directors

During the nine-month period ended December 31, 2005, the Company paid a total of $50,000 to directors who are not also officers.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan category	Number of shares to be issued upon exercise of outstanding options (a)	Weighted average exercise price of outstanding options (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	7,379,583 (1)	$0.524	720,417
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	7,379,583 (1)	$0.596	720,417

(1) As of the date of the Circular.

SHARE OPTION PLAN

The Company has a share option plan for the benefit of its directors, officers, employees and consultants and those of its subsidiaries reserving a fixed number of common shares for issuance under the share option plan (a maximum of 10% of the issued shares of the Company). The share option plan was approved by the shareholders of the Company at the annual and special meeting of August 30, 2005.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein and in the audited financial statements of the Company for the nine-month period ended December 31, 2005, the Company is not aware that any of the directors, nominees, officers or other insiders of the Company or any persons associated or otherwise related to any of them has had an interest in any material transaction carried out since the commencement of the last fiscal period of the Company and which has materially affected or is likely to materially affect the Company.

REAPPOINTMENT OF AUDITORS

The management of the Company proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as auditors of the Company for the 2006 fiscal year and that the directors be authorized to fix their remuneration.

Except where authority to vote on the appointment of the auditors of the Company is withheld, persons named in the accompanying Form of Proxy will vote FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the 2006 fiscal year and FOR their remuneration to be fixed by the directors of the Company.

INFORMATION ON CORPORATE GOVERNANCE

The following information of the Company's Corporate Governance Policy is given in accordance with NI 58-101 and Policy 3.1 of the TSX-Venture Manual.

(a) Board of directors

Messrs. Philip Renaud, Robert D. Hirsh and James A. Culver are independent directors.

Mr. Réjean Gosselin, President and Chief Executive Officer of the Company, is not independent. Mr. Thomas L. Robyn is not independent because he provides consulting services to the Company.

(b) Directorships

Director	Issuer	Jurisdiction
Réjean Gosselin	Temoris Resources Inc. (FORMERLY Oasis Diamond Exploration Inc.)	Canada
Philip Renaud	Yorbeau Resources Inc. Diagem Inc.	Québec Canada

(c) Orientation and Continuing Education

The board encourages directors to follow appropriate education programs offered by relevant regulatory bodies and provides them with the opportunity to enhance their understanding of the nature and operation of the Company.

(d) Ethical Business Conduct

Each director of the Company, in exercising his powers and discharging his duties, must act honestly and in good faith with a view to the best interests of the Company and further must act in accordance with the law and applicable regulations, policies and standards.

In situation of conflict of interest, a director is required to disclose the nature and extent of any material interest he/she has in any material contract or proposed contract of the Company, as soon as the director becomes aware of the agreement or the intention of the Company to consider or enter into the proposed agreement and the director must refrain from voting.

(e) Nomination of Directors

The board selects nominees for election to the board, after having considered the advice and input of the Corporate Governance Committee and having carefully reviewed and assessed the professional competencies and skills, personality and other qualities of each proposed candidate, including the time and energy that the candidate can devote to the task, and the contribution that the candidate can bring to the board dynamic.

(f) Compensation Committee

In determining the remuneration of the officers of the Company, the Compensation Committee compares market remuneration packages by consulting directors and other contacts in the industry.

The Committee reviews industry data for similar executives from recruitment agencies.

(g) Governance Committee

The Committee has the authority and responsibility for:

(i) annually reviewing the mandates of the board and its committees and recommending to the board such amendments to those mandates as the Committee believes are necessary or desirable;

(ii) reviewing annually the disclosure of corporate governance practices to be included in the Company's proxy circular;

(iii) reviewing at least annually the size and composition of the board, analyzing the needs of the board and considering the skills, areas of experience, backgrounds, independence and qualifications of the board members to ensure that the board, as a whole, has a diversity of competencies and experience that support it in carrying out its responsibilities;

(iv) assessing at least annually the effectiveness of the board as a whole, the committees of the board and the contribution of each director regarding his, her or its effectiveness and contribution;

(v) acting as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full board meeting, including the performance of management or individual members of management or the performance of the board or individual members of the board;

(vi) determining at the earliest stage possible whether any proposed transaction discussed by the board is or can be perceived as a related party transaction and, if such is the case, review any such transaction to ensure that it is being proposed and will be carried out with fairness and with the best interest of the Company in mind and or, alternatively, recommend that a special committee of disinterested directors be constituted to carry out the negotiations for such transaction and review and reported thereupon to the board.

(h) Assessments

Refer to the responsibilities of the Governance Committee described here before.

AUDIT COMMITTEE

Audit Committee Charter

Under the rules of the TSX Venture Exchange, the Company is required to disclose the text of its audit committee's charter. The Company's disclosure is set out in Schedule "A" to this Circular.

Composition of the Audit Committee

Name	Independent	Financially literate
James A. Culver	Yes	Yes
Robert D. Hirsh	Yes	Yes
Philip Renaud	Yes	Yes

Dr. *James A. Culver* is Chairman and Chief Executive Officer of *TPG Commercial Finance, LLC,* since January 2006. This company is the result of a management buyout of *Maple Commercial Finance*. Before that time he was President of *Maple Trade Finance* and *Maple Commercial Finance*, divisions of the *Maple Financial Group*. He developed and managed Maple's trade finance, commodity finance, and factoring businesses. He supervised the management of more than $500 million in assets involved in international trade including several metals clients. Before joining the *Maple Financial Group*, he co-managed the *IIG Trade Opportunities Fund* that provided commodity and trade finance to a range of small and medium sized corporate clients. In 1996-1997, he was visiting professor of Finance for the *University of New York*, teaching MBA courses in investment theory and derivatives. From 1983-1994, he worked for *Merrill Lynch* in various departments: commodity research, economic research and

consulting service and commodity trading and finance. At *Merrill Lynch*, Dr. Culver managed the precious metals trading and the base metals trading from 1990 to 1994. From 1994 to 1996, Dr. Culver was President of *Gerald Commodities*, a wholly owned subsidiary of *Gerald Metals*, which included the copper and aluminum trading operations. He has served as an advisor and consultant to US and Canadian companies with mining operations in Mexico. Dr. Culver is an independent director.

Mr. *Robert D. Hirsh* has a Bachelor of Arts in economics from the *University of Western Ontario* and a MBA from the *Stern School of Business*, *New York University* with a major in finance. For the past four years, Mr. Hirsh has been the industry head of the mining, energy, telecommunication, and media sectors responsible for origination and primary client coverage of *Scotia Capital* in Mexico. Prior to this, Mr. Hirsh was vice-president of investment banking, fixed income at *Casa de Bolsa Scotia Inverlat.* His responsibilities included origination and execution of debt capital markets products, marketing underwriting and distribution capabilities of commercial paper, debentures and medium term notes to corporate clients in Mexico. Mr. Hirsh is an independent director.

Mr. *Philip Renaud* is Managing Director of *Church Advisors*, a private holding company. He is a graduate of *Franklin College* of Switzerland with a Bachelor of Arts in international financial management. He is a director and member of the audit committee of *Diagem Inc.* He is also director of *Canada Underwriting* and of *Diagem Inc.* and *Yorbeau Resources Inc.*, two natural resource companies whose securities are listed respectively on TSX Venture Exchange and TSX Exchange. Mr. Renaud is an independent director.

Reliance on Certain Exemptions

The Company is relying upon the exemption from the requirements of MI 52-110 relating to the composition and reporting obligations of the Audit Committee provided in Section 6.1 of MI 52-110.

FEES

Audit Fees

The audit fees for both the nine-month period ended December 31, 2005 and the year ended March 31, 2005 amounted to $90,000.

Other Related Audit Fees

No other related audit fees were charged by the auditors in the nine-month period ended December 31, 2005 or the year ended March 31, 2005.

Pre-approval Policies and Procedures

Under its charter, the Audit Committee has the mandate to review and pre-approve management requests for any consulting engagement to be performed by the auditors of the Company that is beyond the scope of their audit services. There were no such mandates in the nine-month period ended December 31, 2005.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice. If any other matter properly comes before the Meeting, the persons named in the Form of Proxy will vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at WWW.SEDAR.COM.

Financial information relating to the Company is provided in the Company's audited financial statements for the nine-month period ended December 31, 2005 and the related management's discussion and analysis (the "MD&A"). Shareholders who wish to obtain a copy of the financial statements and MD&A of the Company may contact the Company as follows:

By phone:	(514) 866-6001
By fax:	(514) 866-6193
By e-mail:	ndion@diabras.com
By mail:	**DIA BRAS EXPLORATION INC.** 630 René-Lévesque Boulevard West Suite 2930 Montréal, Québec H3B 1S6

BY ORDER OF THE BOARD OF DIRECTORS

Luce L. Saint-Pierre

Luce L. Saint-Pierre
Secretary

Montréal, Québec
April 25, 2006

SCHEDULE "A"

TO THE PROXY CIRCULAR

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

I. PURPOSE

The Audit Committee (the "Committee") is a committee of the board of directors. The primary function of the Committee is to assist the board of directors in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community. The external auditors will report directly to the Committee. The Committee's primary duties and responsibilities are:

- overseeing the integrity of the Company's financial statements and reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;
- recommending the appointment and reviewing and appraising the audit efforts of the Company's external auditors, overseeing the external auditors' qualifications and independence and providing an open avenue of communication among the external auditors, financial and senior management and the board of directors;
- monitoring the Company's financial reporting process and internal controls, its management of business and financial risk, and its compliance with legal, ethical and regulatory requirements.

II. COMPOSITION

The Committee shall consist of a minimum of three directors of the Company the majority of whom shall not be officers or "control persons", as such term is defined hereunder, of the Company. All members shall, to the satisfaction of the board of directors, be "financially literate" as such term is defined hereunder.

The members of the Committee shall be appointed by the board of directors. The board of directors may remove a member of the Committee at any time in its sole discretion by resolution of the Board.

III. DUTIES AND RESPONSIBILITIES

1. The Committee shall review and recommend to the Board for approval:

   (a) The Company's financial statements (annual and quarterly), MD&A and earnings releases to be filed with regulatory bodies such as securities commissions prior to filing or prior to the release of earnings.

   (b) Documents referencing, containing or incorporating by reference the annual audited consolidated financial statements or interim financial results (e.g., prospectuses, press releases with financial results) prior to their release.

2. The Committee, in fulfilling its mandate, will:

   (a) Satisfy itself that adequate internal controls and procedures are in place to allow the Chief Executive Officer and the Chief Financial Officer to certify financial statements and other disclosure documents as required under securities laws.

(b) Recommend to the board of directors the selection of the external auditor, consider the independence and effectiveness and approve the fees and other compensation to be paid to the external auditor.

(c) Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor, and discussing and resolving any material differences of opinion or disagreements between management and the external auditor.

(d) Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements.

(e) Obtain and review annually a report prepared by the external auditors summarizing the auditors' internal quality-control procedures and processes.

(f) Review the scope of the external audit, including the fees involved.

(g) Review the report of the external auditor on the annual audited financial statements.

(h) Review the problems identified during audit, and, if any, the limits and restrictions imposed by management and any significant accounting matter for which management sought a second opinion.

(i) Review and approve requests for any management consulting engagement to be performed by the external auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees.

(j) Review with management, the external auditors and legal counsel, any litigation, claims or other contingency, including tax assessments, which could have a material affect upon the financial position or operating results of the Company, and whether these matters have been appropriately disclosed in the financial statements.

(k) Review with management their approach with respect to business ethics and corporate conduct.

(l) Review periodically legal and regulatory requirements that, if breached, could have a significant impact on the Company's published financial reports or reputation. Inquire on the extent of compliance with security policies.

(m) Review with management the accuracy and timeliness of filings with regulatory authorities.

(n) Review annually general insurance coverage of the Company to ensure adequate protection of major corporate assets including but not limited to D&O coverage.

3. Annually, the Committee will review its Charter and, where appropriate, recommend changes to the board of directors.

IV. MEETINGS

1. The Committee shall meet no less than four times per year. At least annually, the Committee shall meet separately with management and with the external auditors.

2. The external auditors of the Company will receive notice of every meeting of the Committee. The external auditors may also call a meeting of the Committee.

3. The Board shall be kept informed of the Committee's activities by copies of minutes, at the next board meeting following each Committee meeting or by a verbal report.

V. <u>QUORUM</u>

Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Committee.

VI. <u>DEFINITIONS</u>

In accordance with *Multilateral Instrument 52-110 – Audit Committees,*

"**Financially literate**" means "that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements."

"**Control Person**" means "any person that holds or is one of a combination of persons that holds a sufficient number of any of the securities of the Company so as to affect materially the control of the Company, or that holds more than 20% of the outstanding voting shares of the Company except where there is evidence showing that the holder of those securities does not materially affect the control of the Company."

APPROVED BY THE BOARD OF DIRECTORS

April 25, 2006

DIA BRAS EXPLORATION INC.


RECEIVED
2006 JUN 19 A 10:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of DIA BRAS EXPLORATION INC. (the "Company"), for the nine-month period ended December 31, 2005, will be held in the Péribonka Hall, at the Fairmont The Queen Elizabeth Hotel, 900 René-Lévesque Boulevard West, Montréal, Québec, on Wednesday, May 31, 2006, at 10:00 a.m. (local time) for the following purposes:

(a) to receive the annual report of management, the audited consolidated financial statements of the Company for the nine-month period ended December 31, 2005 and the year ended March 31, 2005 and the auditors' report thereon;

(b) to elect directors of the Company;

(c) to appoint the auditors of the Company and to authorize the directors to fix their remuneration; and

(d) to transact such other business as may properly be brought before the Meeting, or any adjournment thereof.

The proxy circular of the Company as well as a proxy form for the Meeting are enclosed herewith.

DATED at Montréal, Québec, this 25th day of April 2006.

BY ORDER OF THE BOARD OF DIRECTORS

Luce L. Saint-Pierre

Luce L. Saint-Pierre
Secretary

If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, **THOMAS L. ROBYN,** Chief Executive Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the interim filings (as this term is defined in MULTILATERAL INSTRUMENT 52-109 *Certification of Disclosure in Issuers' Annual and Interim Fillings*) of **DIA BRAS EXPLORATION INC.** (the issuer) for the interim period ending **SEPTEMBER 30, 2005;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Base on my knowledge, the amended interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have :

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 6, 2006.

THOMAS L. ROBYN
Chief Executive Officer

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, **LÉONARD TEOLI,** Chief Financial Officer of **DIA BRAS EXPLORATION INC.,** certify that:

1. I have reviewed the interim filings (as this term is defined in MULTILATERAL INSTRUMENT 52-109 *Certification of Disclosure in Issuers' Annual and Interim Fillings*) of **DIA BRAS EXPLORATION INC.** (the issuer) for the interim period ending **SEPTEMBER 30, 2005;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Base on my knowledge, the amended interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have :

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 6, 2006.

LEONARD TEOLI
Chief Financial Officer



DIA BRAS PRODUCTION FROM ITS BOLIVAR MINE PILOT PROGRAM EXCEEDS US$5.0 MILLION IN THE FIRST QUARTER OF 2006

Montréal, Québec - April 4, 2006- Dia Bras Exploration Inc. is proud to present it first quarter 2006, operation results from its Bolivar mine pilot mining program, in Chihuahua, Mexico.

The Company has just completed its most productive quarter since the start of its pilot program in February 2005, producing concentrate estimated at US$5.3 million based on effective zinc and copper prices of each month, including an estimate of US$2.37 million for the production of March 2006. The Q1 production value exceeds the forecasted amount of US$4.0 million due to higher zinc grade mined and to higher market prices for both zinc and copper over that period.

During the month of March 2006, the Company processed 7,983 dry metric tons (DMT) of ore at its Malpaso Mill facility - its best monthly performance - of ore at its Malpaso Mill facility, for a total of 22,461 DMT processed for the quarter ended March 31, 2006 (22,500 DMT forecasted tonnage). Since the last quarter of 2005, the Malpaso Mill capacity was increased to 300 tpd and has been running smoothly. Fine tuning performed since that time has allowed the mill to process over 350 tpd on several occasions during the quarter.

A total of 2,059 DMT of zinc concentrate and 618 DMT of copper concentrate were produced from the 7,983 DMT of ore averaging 16.3% Zn and 2.90% Cu. Recovery rates were 93.18% for zinc and 82.49% for copper. Direct operating costs for the month of March, including shipping of concentrate, are estimated at US$875,000.

In March, the pilot program completed its fourth consecutive month of positive cash flow from operations. Total estimated direct operating costs for the quarter were close to target and amounted to US$2.4 million.

Mining activities have entered the Brecha Linda on level 1 since the end of 2005, a zone of high grade zinc and copper mineralization where the current ore is currently being processed.

The Company's total concentrate production is sold to MRI Trading AG (MRI), a Switzerland based privately owned commodity trading company, pursuant to a standard concentrate purchase agreement.

The pilot-mining program provides essential data on costs, logistics, grade, recovery and metallurgy that will serve for a feasibility study to be undertaken at the Bolivar property. Its short term objective is to generate sufficient cash flow from the production of zinc and copper concentrates to finance the development and exploration program at the Bolivar mine and elsewhere in the Bolivar project.

/2


RECEIVED
2006 JUN 19 A 10:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Bolivar Mine Pilot Program
Summary of the First Quarter 2006

Ore processed			Tonnes	Total Production US $ (Million)	Estimated Operating Cost US $ (Million)
Actual			22,469	5.3	2.4
Forecast			22,500	4.5	2.5
Over (under)			(31)	0.8	0.1
Zinc	**Grade Average**	**Recovery Rate**	**Zn Concentrate Production in DMT**	**Production value in US$ (Million)**	
Actual	13.62%	92.12%	4,898	3.7	
Forecast	11.00%	85.00%	3,700	2.6	
Over (under)	2.62%	7.12%	1,198	1.1	
Copper	**Grade Average**	**Recovery Rate**	**Cu Concentrate Production in DMT**	**Production value in US$ (Million)**	
Actual	2.50%	78.04%	1,483	1.6	
Forecast	2.60%	75.00%	1,600	1.4	
Over (under)	(0.1%)	3.04%	(117)	0.2	

The Company forecasts the same production level of 22,500 DMT for the second quarter of 2006 with average ore head grades of 11.0% Zinc and 2.5% Copper for an estimated combined concentrate production value of US$4.0 million. Now that stable levels of production have been achieved, the Company intends to report on the Pilot Mining Program activities, on a quarterly basis unless major positive or negative events needs to be reported in the interim.

About Dia Bras
Dia Bras is a Canadian mining and exploration Company focused on precious and base metals in the State of Chihuahua, northern Mexico. The Company continues exploration and the active development of its two key projects - Bolivar and Promontorio - in the **world-renowned** Sierra Madre mineral belt. The Company trades on the TSX Venture Exchange, under the symbol "DIB". For more information and a view of our Mexican exploration activity video, please consult our Web Site at www.diabras.com.

-30-

For further information, please contact:

Thomas L. Robyn
Executive Officer
Dia Bras Exploration
(514) 393-8875 ext. 241
tlrobyn@msn.com

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600
nicole.blanchard@isuncomm.com

If you would like to receive press releases via email please contact info@diabras.com
Please specify "Dia Bras press releases" in the subject line.

Forward-looking statements: *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*


DIA BRAS
exploration

DIA BRAS EXPLORATION INC.

Annual Report 2005

Table of Contents

Financial results are in CDN dollars and technical data are in metric units unless otherwise indicated.

Caution Concerning Forward-Looking Statements

Forward-looking statements express, as at the date of this report, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, many of which are beyond the Company's control, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of base metals, mining industry risks and hazards, requirement of additional financing, risks of delays in construction, production or obtaining permits and other risks. The reader is cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake to update any forward-looking statement that is contained in this report.

An Emerging Zinc-Copper Producer in Northern Mexico

Dia Bras Exploration is committed to advancing and adding value to its core assets in the renowned Sierra Madre mining district of northern Mexico. A pilot-mining program at the Bolivar zinc-copper mine project is generating positive cash flow that provides financial stability and funds for ongoing exploration to expand resources and test new targets. The Promontorio copper-gold property also offers potential for near-term production and will be actively explored and evaluated in 2006.

The Company also strengthened its management team, which has 124 years of combined technical experience in all aspects of exploration, mine development, and project fmancing. This combination of skills and management's entrepreneurial approach to corporate development bodes well for continued growth of Dia Bras Exploration in the years ahead.

TSX-V:DIB

Dia Bras intends to build on its success in the Sierra Madre belt by acquiring additional mineral properties in the region. These efforts are focused on properties with a history of small-scale production that could be expanded through exploration and development programs. Mexico has many small family-run mines in need of capital for expansion and modernization. Dia Bras believes it is well positioned to acquire the best of these opportunities, which could be acquired outright, or be developed through mutually beneficial joint ventures.

On behalf of the Board of Directors, we are pleased to present the annual report of Dia Bras Exploration Inc. and share our past progress and future plans. In the nine-month period ended December 31, 2005, the Company strengthened its status as an emerging zinc-copper producer and a leading exploration company in northern Mexico's Sierra Madre mineral belt.

A pilot-mining program at the cornerstone Bolivar Mine was launched in February of 2005 as part of a scoping study to confirm tonnage, grade and recoveries, and to assess mining, milling and transportation costs. Ore is processed at the Company's newly refurbished Malpaso mill, 145 kilometres over line distance from the mine-site.

An important goal of the pilot-mining program is to generate positive cash flow that will help fund ongoing exploration to define sufficient resources and to support a larger mining operation on site. The revenue will also cover costs of operations as well as administrative and capital costs. This strategy provides financial stability and reduces dilution risks.

Pilot-mining activities in 2005 produced 6,218 dry metric tonnes of zinc concentrate and 2,608 dry metric tonnes of copper concentrate from 50,371 tonnes which was slightly below initial projections, because of mine-equipment-related delays and start-up challenges that have since been addressed. Production improved steadily as the year progressed, reaching $1.1 million in December alone. The sale of concentrates generated $5.6 million.

Currently, for 2006, we have budgeted production from the Bolivar pilot-mining program at 16,200 dry metric tonnes of zinc concentrate and 5,800 dry metric tonnes of copper concentrate.

In conjunction with the pilot-mining program, Dia Bras will conduct drilling programs to expand high-grade resources and test skarn-hosted targets elsewhere on the property. Bolivar is a district-scale property with a rich potential for new discoveries, as confirmed by recent technical and field-visit reports by Professor Lawrence D. Meinert, a world recognized expert on skarn deposits.

The Promontorio copper-gold project also offers potential for near-term pilot-mining production and will be actively explored and evaluated in 2006. The property hosts high-sulphidation, epithermal mineralization and is considered prospective for discoveries beyond existing resources. A drilling program is in progress to further advance the project.

During the period, the Company successfully completed a private placement of $4.5 million in order to advance Bolivar pre-feasibility study. An additional $1.3 million was also raised from the exercise of warrants.

An important development in 2005 was the appointment, as Executive Chairman, Dr. Thomas L. Robyn, a geologist with international expertise and extensive experience gained with major mining companies.

With an expanded technical team and increased financial strength from pilot-mining activities, Dia Bras is positioned for an exciting period of growth. We hope to achieve and fund this growth internally, through existing projects, but will consider acquisitions of nearby properties with a history of small-scale production. We believe Mexico offers many advantages, including highly prospective and under-explored districts with potential for major discoveries, political and social stability, a favorable investment climate, and an enduring mining heritage.

We greatly appreciate the support of shareholders and dedicated employees in Canada and in Mexico, and look forward to continued progress and an exciting phase of growth for the Company in the year ahead.

On behalf of the Board of Directors,

Thomas L. Robyn
Executive Chairman

Rejean Gosselin
President and Chief Executive Officer

2005 HIGHLIGHTS*

- Successfully launched a pilot-scale test-mining program at the Bolivar mine that is now generating positive cash flow.
- Increased Malpaso Mill capacity from 200 to 300 tonnes per day.
- Compiled and digitized a geological and technical database for Bolivar to guide exploration and mine-development efforts.
- Commissioned and received a technical report and resource estimate for Bolivar that meets National Instrument 43-101 standards.
- Raised $4.5 million to advance Bolivar to pre-feasibility.
- Exercise of warrants brings in $1.3 million.
- Recruited key industry professionals with strong technical skills at the management level.

* Change in fiscal year from March to December

2006 OBJECTIVES

- Define sufficient resources at Bolivar to commission a feasibility study that will give us the parameters for eventual full-scale production, including construction of an appropriately sized mill on site.
- Explore and advance the Promontorio project with internal financial and technical resources, or through joint ventures or partnerships.
- Increase the capacity of the Malpaso mill to 600 tonnes per day by the end of the year.
- Evaluate, and if warranted, acquire projects with a history of small-scale production in the Sierra Madre mining district.

Since 2003, Dia Bras Exploration has focused its exploration and development activities in Mexico, and will continue this strategy in the coming year. The country offers prospective geology, a favorable investment climate, and a mining tradition that pre-dates colonization.

The Company's core assets, the Bolivar and Promontorio properties in Chihuahua State, collectively cover 7,646 hectares in the world-famous Sierra Madre mineral belt of northern Mexico. The highly prospective belt hosts a series of historic mining districts that have attracted dozens of foreign companies since Mexico reformed its mining laws in the early 1990s. Several new mines were opened and began production in recent years, and many other projects are being advanced to production. Exploration continues, focused on gold, silver, and base metals.

Dia Bras began evaluating opportunities in Mexico in 2003, and has since raised $26.8 million over a two-year period to acquire and explore high quality properties, develop and launch the pilot-mining program at Bolivar Mine, acquire, rehabilitate and expand the Malpaso mill.

BOLIVAR PROJECT

Bolivar Mine

The Bolivar Mine is the Company's most advanced asset. The former zinc-copper producer is located in the Piedras Verdes mining district, which has a long mining history and significant potential for new discoveries. Several companies are operating or developing mines in the region, while many others are exploring early-stage prospects.

In 2004, the Company acquired an option over the Bolivar Mine for a total of US$1.2 million, free of royalties from private owners, of which US$162,500 remains to be paid in 2006. The low-entry-cost acquisition is reflective of management's expertise in financing and developing mining assets that offer a rare opportunity for near-term production from high-grade ore. The mine was fully permitted, but had not operated for more than five years. Geological and technical data, including mine plans and assay results, was scant or not available. To remedy this, the Company investigated the geology of the district, carried out early-stage exploration programs, including drilling, and compiled and digitized a database incorporating results from these programs. A pilot-mining program was launched to confirm tonnage, grade, and recoveries, and determine mining and milling costs. A major benefit of this strategy was that the sale of concentrates would make the program self-funding, even profitable.

Initial drilling programs were aimed at defining resources for the pilot-mining program, focused on areas that could be easily accessed from existing infrastructure. Since then, the Company has greatly increased its understanding of the geological potential of the property. This knowledge will guide ongoing exploration efforts to test known deposits and newly identified prospects within a large, copper porphyry-skarn system. Recent mineralogical and field reports by Lawrence D. Meinert, an internationally known expert on skarn deposits, have concluded that the Bolivar property is a copper-skarn system with high zinc in distal regions, rather than a zinc-skarn system. This is a significant finding as copper skarns have greater potential for bulk-tonnage discoveries. Copper skarns associated with porphyritic intrusions can be much larger, and often exceed 100 million tonnes in size. Several well-known examples in the 500-million-tonne range are the Bingham, Morenci, and Santa Rita deposits, which were developed into major producing mines in the western United States.

A major development in 2005 was the receipt of a National Instrument 43-101 technical report for the Bolivar deposit from the independent consulting firm of Roscoe Postle Associates. The study included resource estimates for two main zones comprising the Bolivar deposit, the north-trending Rosario Trend and the east-trending Fernandez Trend. Together they host indicated resources of 360,000 tonnes grading 2.61% copper, 8.79% zinc, 63.46 grams

silver and 0.41 gram gold per tonne, plus limited resources in other categories. The estimate was based on 133 drill holes completed by the Company in 2004.

The authors of the study recommended a systematic exploration program, including drilling to expand resources, and a scoping study to determine the economic potential of the project. The exploration program is focused on defining sufficient resources to launch before year-end a feasibility study for a larger mine. The study would examine a mine and on-site mill sized at between 2,000 tonnes and 3,500 tonnes per day. Assuming positive results, construction would start in 2007, with production starting in 2008.

Bolivar mine pilot-mining program

Pilot-mining activity at the Bolivar deposit is focused on two main mineralized trends, Rosario and Fernandez, which include the Brecha Linda zone. Both are accessible from existing workings and were defined by exploration drilling and underground development. Before the program began, two levels situated 50 metres apart were rehabilitated and widened so mechanized equipment could access and mine the zones, which range from 2 to 15 metres wide. A second access from Level 1 will be developed in the Brecha Linda area to allow access to newly discovered high-grade zones below those presently exploited in the pilot-mining program.

The 2005 pilot-mining program resulted in the production of 6,218 tonnes of zinc concentrate and 2,608 tonnes of copper concentrate from 50,371 tonnes of development rock averaging 8.07% zinc and 1.89% copper. The sale of concentrates generated revenue of $5.6 million in 2005. The program achieved positive cash flow in December and produced $1.1 million worth of copper and zinc concentrates from mining and milling of 5,837 tonnes averaging 10.29% zinc and 2.49% copper. Direct operating costs amounted to $780,000.

Ore is processed at the Malpaso mill, 320 kilometres from the mine (65 kilometres by truck and 255 kilometres by train). In 2005, Dia Bras increased the capacity of the mill to 300 tonnes per day. The mill is fully permitted and at year-end 2005, Dia Bras is in the process of completing its acquisition.

The pilot-mining program has reached its targeted daily production rate of 300 tonnes and is expected to operate on a cash-flow positive basis this year. Dia Bras is on track to produce 16,200 dry metric tonnes of zinc concentrates and 5,800 dry metric tonnes of copper concentrates during the fiscal year 2006.

In the next phase of operations, the Company aims to double its monthly concentrate production by late 2006. The Malpaso mill would be expanded to 600 tonnes per day, at an estimated capital cost of US$2.5 million. The ore feed would come from the Bolivar Mine at a rate of 300 tonnes per day and the additional ore feed would come from already targeted strategic property acquisitions which could be brought into low scale mining production.

Bolivar property – rich potential for new discoveries

The Bolivar property hosts multiple prospects and exploration targets within a large footprint of alteration and mineralization stretching for four kilometres that has yet to be thoroughly explored. The Bolivar deposit and the recently discovered South Bolivar target are related to a single copper-porphyry skarn and breccia-pipe mineralized system. This suggests potential for additional discoveries beyond known deposits and prospects at Bolivar.

In the mine-site area, exploration will focus on defining resources for a larger mining operation. A priority is the Brecha Linda zone where drilling and work to date indicate 148,000 tonnes of minable material, with potential for up to 250,000 tonnes at 12-15% zinc and 2-3% copper.

Exploration will also test promising targets elsewhere on the project:

- The South Bolivar copper-magnetite skarn is a priority target. Previously released drilling results show potential for a significant resource. This drilling program will be accelerated in 2006.

- La Montura is one of several "mirror-image" Bolivar-type copper-zinc skarns identified on the property. This target is one of several skarns (including the Bolivar mine) that adjoin the South Bolivar skarn, and may be of similar scale as the Bolivar mine.

- La Increible is a Cananea-type, breccia-pipe target. Drilling has confirmed high-grade mineralization, with values up to 3% copper.

The Bolivar South area has been tested with 22 holes. The zone is about 200 metres wide and 400 metres long, dips gently (20°) to the north east and is open at depth in that direction. The thickness of the body goes from 1m on its edge to 23 metres, with an average of 9 metres.

Copper values vary from 0.8% to 4.0% and average 1,5%, the magnetite contents vary from 11% to 40% with an average of 26%, silver varies from 11 to 104 g/t and averages 31.5 g/t while gold varies from 0,1 to 3 g/t and averages 0.4 g/t. Highlights are:

- 2.1% Cu, 0.1 g/t Au and 45.2 g/t Ag over 12 metres in Hole DB04B005
- 1.8 % Cu, 0.4 % Zn, 0.5 g/t Au, 28.9 g/t Ag, 22.9% Fe over 14 metres in Hole DB04B124
- 2.1% Cu, 0.2 % Zn, 0.3 g/t Au, 49,2 g/t Ag and 17.5 % Fe over 19 metres in Hole DB05B56
- 4.0 % Cu, 3.0 % Zn, 0.4 g/t Au, 81.9 g/t Ag and 20.5 % Fe over 7 metres in Hole DB04B158

A number of early-stage prospects have been identified, including skarn prospects related to a buried intrusion. Additional work is planned to pursue these targets, which offer bulk-tonnage potential, typical of skarn deposits found in the western United States and Mexico (and elsewhere) at the peripheries of large porphyry copper deposits. This potential adds an exciting new exploration dimension to the Bolivar property.

The Company's exploration efforts are guided by reports commissioned to assess the property's potential. Bolivar is a district-scale property considered prospective for new discoveries, including bulk-tonnage copper-skarn deposits, as confirmed by recent technical reports and field visits by Lawrence D. Meinert. Exploration and development of bulk-tonnage deposits is an essential component of the Company's strategy to become a mid-tier copper-zinc producer.

PROMONTORIO PROJECT

Dias Bras acquired an option on the Promontorio project in 2004 for US$3 million, payable over five years. An amount of US$2.9 million (including US$2.5 million in 2009) still remains to be paid. Numerous other resource companies are successfully advancing mineral projects in the immediate region.

In August 1997, the Reno-based Mine Development Associates calculated total resources of one million tonnes at Promontorio. This includes an indicated resource of 625,000 tonnes grading 4.04% copper, 2.61 grams gold and 65.79 grams silver per tonne, plus an inferred resource of 398,000 tonnes grading 3.87% copper, 2.19 grams gold and 59.16 grams silver per tonne. A higher-grade indicated resource of 201,000 tonnes at 9.06% copper, 3.82 grams gold and 116.21 grams silver per tonne was also defined within the total resource. An estimated 50% of these resources are amenable to open-pit mining techniques.*

The 2006 ongoing drilling program will expand resources and test new discoveries, such as La Cascada, a coincident geophysical and geochemical anomaly where high gold values were obtained from sampling.

* Notwithstanding anything mentioned above or previously disclosed, readers should be cautioned that Dia Bras has not done the work necessary to verify the classification of the resource and is therefore not treating the reported resource as an indicated resource within the meaning of NI 43-101 and that the historical estimate should not be relied upon.

Dia Bras recognizes that the ability to do business in any community is a privilege. Dia Bras is conscious of the importance of the role of community relations where the Company has mining activities. The Company is doing its utmost to open lines of communication with the local community to better understand local social, health and economic issues, conduct activities on each project in a responsible manner and by respecting the local culture. Dia Bras carries out a series of activities to reinforce good community relations, establishing a bond of cooperation with the social players in its areas of operations.

MANAGEMENT DISCUSSION AND ANALYSIS

This management discussion and analysis ("MD&A") follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the audited consolidated financial statements for the nine-month period ended December 31, 2005 and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

1.1 YEAR END AND DATE OF MD&A

The Company changed its year end from March 31 to December 31 to coordinate with the statutory year end of its Mexican subsidiaries. The MD&A for the nine-month period ended December 31, 2005 is as of April 13, 2006.

1.2 FORWARD LOOKING STATEMENTS:

The MD&A contains forward-looking statements that express, as at the date of thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward looking statements are reasonable, but involve a number of risks and uncertainties and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcome and results may differ materially from those expressed in these forward looking statements and readers should not place undue reliance on such statements.

1.3 NATURE OF ACTIVITIES AND OVERALL PERFORMANCE:

Dia Bras Exploration Inc. (the "Company") is a mining exploration company with rights and options on 18 properties covering 7,646 hectares in the State of Chihuahua in Mexico.

During the nine-month period ended December 31, 2005, all activities of the Company were focused on the Bolivar mine project. The Company continued its pilot-mining program which provides essential data on mining, transport and milling costs, logistics, ore grade, mill recovery performance and metallurgy, as part of the pre-feasibility study undertaken at the Bolivar mine property. The short term objectives of the pilot-mining program is to generate sufficient cash flows from the production of zinc and copper concentrates to finance the development and exploration program at the Bolivar mine and elsewhere in the Bolivar project.

During the period, the Company benefited from the spectacular rise of zinc and copper market prices.

Total combined sales of zinc and copper concentrates amounted to $5.6 million. The pilot program started generating positive cash-flow in December 2005 as the production exceeded $1.1 million with direct operating costs amounting to $780,000.

The Company is not considered to be in commercial production since proven reserves have yet to be confirmed and the economic status of the project has not been established.

The following table presents data per tonne processed in the pilot-mining program for the nine-month period ended December 31, 2005:

	US$
Net smelter revenue	93.42
Direct operating costs	
Mining	20.06
Transportation of ore	26.77
Milling	21.33
Transportation and handling of concentrates	16.86
Administration	12.19
TOTAL	**97.21**
Gross margin before amortization	(3.79)

Bolivar mine property

The Bolivar property remained the main exploration target in the Cieneguita region where the Company has spent to date over $9.4 million in property costs and exploration and development expenses, net of revenue from sales of concentrate.

During the nine-month period ended December 31, 2005, the Company processed 46,828 tonnes of ore averaging 8.15% zinc and 1.88% copper, consisting mainly of lower grade development ore removed in accessing zones of higher grades.

The delay to access these higher grades was longer than first expected which put pressure on the Company's cash position during the period. The ore grades started increasing in the last quarter of 2005 when it averaged 10.97% zinc and 2.36% copper.

The pilot-mining program, initiated in February 2005, experienced typical start-up problems as well as occasional transportation issues which have since been resolved.

At the end of 2005, mining activities started on level 1 of Brecha Linda, a zone of high grade zinc and copper mineralization. Currently, the ore processed at the mill comes from working stopes at the Brecha Linda and also from the Foto zone on level 4. Grades average 13.5% zinc and 2.4% for copper since the beginning of 2006.

Overall the launching of the pilot program was a great success and certainly key to the Company's great progress in 2005.

Acquisition of Malpaso Mill

In September 2005, the Company exercised its option to acquire the Malpaso mill via the acquisition, through an agent, of the shares of Compania Minera Metalurgica Malpaso S. de R.L. de M.I. ("CMMM"), a Mexican company. As at December 31, 2005, the acquisition is yet to be completed. However, the Company controls all levels of operations at the mill. Since the start-up of the pilot program, the mill capacity has been increased from 100 tpd to 300 tpd, its current level of operations. It is expected that the mill will process a monthly average of 7,500 tonnes in 2006. Plans are to increase its capacity to 600 tpd by December 2006.

Promontorio

With the focus on the Bolivar project, management decided to postpone until 2006 its exploration program at Promontorio. The drilling campaign that has just begun is the first part of the exploration program recommended by Roscoe Postle Associates in their February 2005 43-101 Report.

1.4 SELECTED ANNUAL INFORMATION:

	Nine-month period ended December 31,	Year ended March 31	
	2005	2005	2004
	$	$	$
Sales of concentrate i)	5,562,402	-	-
Write-off of mining assets	557,588	481,706	-
Net loss	2,096,165	2,095,804	1,176,702
Net loss per share	0.04	0.05	0.05
Total assets	25,420,216	20,668,572	11,910,623
Working capital	4,291,813	3,649,779	8,139,983
Cash and cash equivalents	3,541,961	2,954,870	4,707,091

i) In accordance with its accounting policy, revenue from the sales of concentrate produced from the pilot-mining before full-scale commercial production is recorded as a reduction of deferred exploration expenses, and therefore does not appear in the Consolidated Statements of Operations and Deficit.

1.5 RESULTS OF OPERATIONS:

Corporate

During the nine-month period ended December 31, 2005, the Company incurred a net loss of $2,096,165 ($0.04 per share) compared to a net loss of $2,095,804 ($0.05 per share) for the year ended March 31, 2005. This net loss includes a $557,588 write-off of the Santa Maria and El Cumbre properties as management decided to abandon these projects at the end of 2005. The loss also includes a stock-based compensation non cash cost of $249,808 relating to the accounting cost of options vested during the period. The company also recorded a provision for current income taxes of $45,000 and future income taxes in the amount of $397,600 payable in Mexico. All other costs remained relatively constant except for business development expenses which were lower compared to last year. In 2004-2005, business development expenses included important costs in relation to the November 2004 financing which had been promoted mainly in London, England.

Total interest income decreased compared to the year ended March 31, 2005 when the Company had a higher level of cash throughout the financial year. This level of cash resulted from to two series of financial placements totaling $21 million completed in 2003 and 2004.

Results of the pilot-mining program at Bolivar

During the nine-month period ended December 31, 2005, the Company mined and milled 46,828 tonnes of ore which produced 5,890 dry metric tonnes (DMT) of zinc concentrate (6,218 since the start of the pilot-mining program) and 2,372 DMT of copper concentrate (2,606 since the start of the pilot-mining program) for total revenues of $5.6 million. Average recovery rate was 85.82% for zinc and 74.36% for copper.

All concentrates produced were delivered and sold to MRI Trading AG pursuant to a standard concentrate purchase agreement. Sales proceeds are normally received within 48 hours of the billing. Zinc and copper prices increased some 13% and 21% during the period contributing an estimated increased revenue of over $500,000.

The production of the Malpaso mill reached a monthly high of 6,624 tonnes in September 2005. Because of transportation problems the level of ore through-put decreased in the last quarter. The mill has since been fine tuned and is now in excellent condition and running smoothly. The mill is expected to process 7,500 tonnes per month throughout 2006.

1.6 SUMMARY OF QUARTERLY RESULTS :

Quarter ended	Net loss $	Net loss per share $
December 31, 2005	1,287,232	0.02
September 30, 2005	471,501	0.01
June 30, 2005	337,432	0.01
March 31, 2005	496,456	0.01
December 31, 2004	1,201,814	0.02
September 30, 2004	254,940	0.01
June 30, 2004	142,594	0.01
March 31, 2004	491,718	0.02

Following the acquisition of the first properties (Santa Maria and San Jose) in July 2003, the Company benefited from a revival of the industry marked by increasing base and precious metal prices and a better access to capital market. Between September 2003 and December 2004, the Company raised over $21 million through private placement financings to initiate and then expand the exploration activities in Mexico. With the availability of funds, the Company increased personnel and consulting assistance in management and business development activities.

In 2004, promotion expenses were significantly higher because of a European tour which had been organized to showcase the Company projects and which led to private placement of $9.0 million in November 2004.

1.7 RESULTS OF THE QUARTER ENDED DECEMBER 31, 2005 :

During the quarter ended December 31, 2005, the Company incurred a loss of $1,287,232 ($0.02 per share) compared to a loss of $1,201,814 ($0.02 per share) for the same period in 2004. This loss is mainly attributable to a write-off of $557,588 following the decision to abandon the Santa Maria and El Cumbre properties and the recording of a provision for current and future taxes in Mexico. The remaining portion of the quarterly loss is in accordance with the monthly corporate cost budget.

1.8 LIQUIDITY:

As at December 31, 2005, the Company had working capital of $4,291,813 including $3,541,961 in cash and cash equivalent compared to $3,649,779 as at March 31, 2005, including $2,954,870 in cash and cash equivalent. This level of working capital is adequate to support daily operations.

In November 2005, the Company completed a series of private placements amounting to $4,500,000. The Company also received during the period, $1,320,439 from the exercise of 7,767,292 warrants which contributed to improving its working capital.

As at December 31, 2005, Sales tax and other receivables amount to $1,037,122 and are mostly comprised of Mexican recoverable input tax credit. The Company is still facing delays in recovering the IVA (local sales tax). The Company is regularly monitoring with local Mexican IRL authorities as the tax credit represents an important amount of unavailable funds.

During the period, in order to help its financial position, the Company negotiated with the buyer of its concentrate a revolving credit facility in the amount of US$500,000. The credit facility was alternately obtained by instalments of US$250,000 through the issuance of a holding certificate for 6,000 DMT of zinc/copper ore in the name of the financing bank and reimbursed with the delivery of zinc concentrate. This credit facility was fully repaid in December 2005 as the facility agreement expired. The Company is currently renegotiating the terms and conditions of a US$1.0 million credit facility in 2006.

Accounts payable and accrued liabilities amount to $771,264 and include an obligation of $233,180 (US$200,000) related to the acquisition of the shares of CMMM. This amount will be paid in monthly installments of US$25,000 until August 2006.

1.9 CAPITAL RESOURCES, INVESTING AND FINANCING ACTIVITIES:

The availability of funds is highly dependent on the capital markets. The main source of financing of the Company is the issuance of equity shares and the sale of concentrates. In November 2005, the Company completed a series of private placements whereby issuing a total of 22,500,000 common shares at a price of $0.20 per share for a total consideration of $4,500,000. The net proceeds were used to upgrade the Malpaso mill - increasing the capacity by about 10% and improving the recovery and the quality of the zinc and copper concentrates produced. Capital will also be expended on mine development, transportation upgrade and to cover operating expenses while concentrate production increases on the pilot-mining program at the Bolivar mine.

The Company expects to self-finance its 2006 exploration and development effort at the Bolivar project with cash flow generated from its pilot-mining program at the Bolivar mine.

The Company is always open to favorable opportunities on the capital markets to finance acquisitions and development of its projects.

1.10 FINANCIAL COMMITMENT:

The Company's financial commitments are as follows:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is prorated between the three companies on the basis of the space used.
- In order to exercise its various options on the properties, the Company will have to make the following payments:

2006	US$395,000
2007	US$325,500
2008	US$450,000
2009	US$3,062,500

All of the 2005 required payments were made. The Company will use part of its November 2005 financing proceeds to make the required 2006 payments.

1.11 OFF-BALANCE SHEET ARRANGEMENTS:

The Company did not enter into any off balance sheet arrangement.

1.12 RELATED PARTY TRANSACTIONS:

During the period, the Company paid for services provided by companies controlled by officers of the Company. Those services relating to project management and corporate activities are essential to the Company and reflect their actual market value.

Also during the period, certain directors, companies controlled by directors and certain officers of the Company participated in a private placement under the same terms and conditions as non related parties. They acquired 4,432,500 common shares at a price of $0.20 per common share for a total consideration of $886,500.

1.13 CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION:

There were no changes in accounting policies.

1.14 CRITICAL ACCOUNTING POLICIES:

Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant areas where management judgment is applied are asset valuations, contingent liabilities and future income taxes. Actual results could differ from those estimates and such differences could be material.

Mining assets:

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, exploration building and equipment, supply inventories that will be used for exploration, and deposits on future mining assets. All costs directly related to projects are capitalized. Exploration expenses are deferred until the economic viability of the project has been established, at which time the expenses are added to mining properties, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrate from the pilot-mining program before commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred under the terms of the arrangement;
- The price is fixed or determinable; and
- Collection is reasonably assured.

The inventory from pilot-mining is recorded at the lower of cost and net realizable value.

1.15 FINANCIAL INSTRUMENTS AND OTHER:

The Company does not use financial or other instruments.

1.16 RISK AND UNCERTAINTIES:

Business risk:

The exploration and development of mineral deposits involve significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. All of the Company's mining properties are at the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

Land title:

The Company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

Capital needs:

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current source of future funds available to the Company is the sale of additional equity capital and the borrowings of funds. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

Regulation and Environmental Requirements:

The activities of the Company require permits from various governmental authorities and are governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

Commodity prices:

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company operations. The market price of the Company's common shares, its financial results and its exploration, development and mining activities may be significantly adversely affected by declines in the price of precious or base minerals.

Uninsured Risks:

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Foreign exchange rate risk:

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. It buys its currencies based on its exploration budget.

Interest rate risk:

The Company's receivable, tax and other receivables and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents bear interest at variable rates. The short term deposit and the obligation related to assets under capital lease bear interest at a fixed rate.

1.17 OUTLOOK :

The Company wants to take advantage of its well established situation in Mexico, mostly in the Chihuahua region, and therefore is keeping well aware of any opportunities which may arise.

Base metal, copper and zinc market prices are carrying on their spectacular rise. Zinc is currently trading approximately US$1.38/lb and copper at approximately US$2.80/lb. With current access to high grade ore and with well improved and efficient milling facilities, the Company is an excellent position to benefit from the current high prices.

The Company has working capital of over US$4.0 million.

The objectives for 2006 are as follows:

- Bolivar Pilot-mining program

  Mine and process between 85,000 and 90,000 tonnes of ore averaging 11.0% Zn and 2.5% Cu which should generate, at current forecasted metal prices, US$17 million in sales of concentrate at a cost of US$10 million.

- Increase the Malpaso Mill capacity to 600 tpd by the end of 2006.
- Define sufficient resources at Bolivar to commission a feasibility study that will give the Company parameters for eventual full-scale production, including construction of an appropriately sized mill on site.
- Resume the exploration program at the Promontorio property to develop its potential with internal financial and technical resources, or through joint ventures or partnership.
- Evaluate, and if warranted, acquire projects with a history of small-scale production in the Sierra Madre region.

1.18 NATIONAL INSTRUMENT 52-109 ON CERTIFICATION OF ANNUAL FILINGS:

The chief executive officer and the chief financial officer have signed the certification of Annual Filings as required by National Instrument 52-109, thus confirming, based on their evaluation, the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings.

1.19 OTHER REQUIREMENTS IN THE MANAGEMENT DISCUSSION AND ANALYSIS:

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Analysis of cost and deferred exploration expenses*

	Nine-month period ended December 31, 2005 $	Year ended March 31, 2005 $
Balance at beginning of period	10,197,775	2,552,001
Property acquisition and related costs	451,263	1,493,588
Sampling	179,671	415,509
Geology consulting and management	660,598	633,696
Geophysical survey	27,927	122,515
Drilling and mining development	1,352,627	2,444,972
Pilot milling	1,570,210	335,393
Supervision and local administrative costs	1,056,287	647,934
Transportation	2,530,748	946,510
Roads	41,725	187,761
Camp costs and food	550,053	133,306
Capitalized amortization of exploration building and equipment	833,442	356,161
Stock compensation costs	205,011	410,135
	9,459,562	8,127,480
Write-off of mining assets	(557,588)	(481,706)
Sale of concentrate	(5,562,402)	-
	3,339,572	7,645,774
Balance at end of the period	13,537,347	10,197,775

* The majority of the above costs other than property costs have been incurred on the Bolivar mine.

(ii) National instrument 51-102 – Section 5.4

Disclosure of Outstanding Securities as at April 13, 2006

Common shares: 81,847,686

Warrants: (each warrant entitles the holder to purchase one common share of the Company at the exercise price indicated until expiry date): 12,002,068

Number of warrants	Exercise price	Expiry date
12,002,068	$0.90	November 2006

Options outstanding: 7,132,333

Number of options	Exercise price	Expiry date
855,000	$0.85	October 2008
40,000	$1.30	January 2009
1,217,000	$0.75	August 2009
500,000	$0.75	February 2010
1,695,333	$0.30	September 2010
125,000	$0.22	September 2010
2,700,000	$0.40	February 2011

April 13, 2006

Management Responsibility for Financial Reporting

Management is responsible for the preparation of the consolidated financial statements and other financial information included in the annual report. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and necessarily include amounts based on estimates and judgments of management.

Management maintains accounting systems and internal control to produce reliable consolidated financial statements and provide reasonable assurance that assets are properly safeguarded.

Pricewaterhouse Coopers LLP, Chartered Accountants, appointed by shareholders, onducted an audit on the Company's consolidated financial statements. Their report is included.

The board of directors of the company is responsible for ensuring that management fulfills its responsibilities for financial reporting. The board of directors carries out this responsibility through its audit committee, which is composed of three members.

The committee meets twice a year with the external auditors, with and without management being present; to review the financial statements and to discuss audit and internal control related matters.

The audit committee of the board of directors approved the Company's consolidated financial statements.

Réjean Gosselin
President and Chief Executive Officer

Leonard Teoli
Chief Financial Officer



PricewaterhouseCoopers LLP
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

April 13, 2006

Auditors' Report

To the Shareholders of
Dia Bras Exploration Inc.

We have audited the consolidated balance sheets of **Dia Bras Exploration Inc.** as at December 31, 2005 and March 31, 2005 and the consolidated statements of operations and deficit and cash flows for the nine-month period ended December 31, 2005 and the year ended March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and March 31, 2005 and the results of its operations and its cash flows for the nine-month period ended December 31, 2005 and the year ended March 31, 2005 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Dia Bras Exploration Inc.

Consolidated Balance Sheets

	As at December 31, 2005 $	As at March 31, 2005 $
Assets		
Current assets		
Cash and cash equivalents	3,541,961	2,954,870
Short-term deposit, maturing August 29, 2006, bearing interest at 1.5% per annum (as at March 31, 2005 – maturing August 31, 2005 and bearing interest at 1.5%)	15,000	15,000
Receivable	327,000	-
Sales tax and other receivables	1,037,122	1,011,872
Inventories from pilot mining program (note 5)	142,239	220,600
Temporary investment (note 6)	42	246,667
Prepaid expenses	94,048	8,819
	5,157,412	4,457,828
Property, plant and equipment (note 7)	-	14,027
Mining assets (note 8)	19,912,804	15,819,615
Deferred costs – Advance on royalty payment (note 9)	350,000	350,000
Intangible asset – Licence (note 10)	-	27,102
	25,420,216	20,668,572
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	771,264	289,749
Current portion of obligation related to assets under capital lease (note 11)	49,335	518,300
Income taxes payable	45,000	-
	865,599	808,049
Obligation related to assets under capital lease (note 11)	157,928	-
Future income tax liabilities	397,600	-
	1,421,127	808,049
Shareholders' Equity		
Share capital (note 12)	26,921,601	20,782,703
Warrants (note 13)	2,880,496	6,165,776
Contributed surplus (note 15)	4,802,240	1,380,600
Deficit	(10,605,248)	(8,468,556)
	23,999,089	19,860,523
	25,420,216	20,668,572

Approved by the Board of Directors

Thomas L. Robyn
Director

Philip Renaud
Director

Dia Bras Exploration Inc.

Consolidated Statements of Operations and Deficit

	For the nine-month period ended December 31, 2005 $	For the year ended March 31, 2005 $
Income		
Interest income	19,904	114,440
Gain on disposal of temporary investment (note 6)	26,218	-
Gain on currency exchange	36,895	-
Agent income – Sub-licensing fee (note 6)	-	92,500
	83,017	206,940
Expenses		
Administrative expenses	374,519	490,108
Professional and consulting fees	194,926	192,012
Information to shareholders and trustee fees	193,382	169,106
Business development	50,586	372,442
Stock-based compensation costs (note 14)	249,808	489,790
Amortization and write-off of property, plant and equipment	12,268	6,730
Amortization and write-off of intangible asset – Licence	27,102	22,898
Write-off of mining assets – Exploration building and equipment	58,070	-
Write-off of mining assets – Costs and deferred exploration expenses (note 8(a)(iii), (vi), (vii) and (viii))	557,588	481,706
Write-down of temporary investment	18,333	45,833
Loss on currency exchange	-	32,119
	1,736,582	2,302,744
Loss before income taxes	(1,653,565)	(2,095,804)
Provision from income taxes (note 16)		
Current	45,000	-
Future	397,600	-
	442,600	-
Net loss for the period	(2,096,165)	(2,095,804)
Deficit – Beginning of period	(8,468,556)	(5,780,742)
Share and warrant issue expenses	(40,527)	(592,010)
Deficit – End of period	(10,605,248)	(8,468,556)
Basic and diluted net loss per share	(0.04)	(0.05)
Basic and diluted weighted average number of outstanding shares	58,376,171	42,261,582

Dia Bras Exploration Inc.

Consolidated Statements of Cash Flows

	For the nine-month period ended December 31, 2005 $	For the year ended March 31, 2005 $
Cash flows from		
Operating activities		
Net loss for the period	(2,096,165)	(2,095,804)
Adjustments for		
Future income taxes (note 16)	397,600	-
Gain on disposal of temporary investment	(26,218)	-
Stock-based compensation costs	249,808	489,790
Amortization and write-off of property, plant and equipment	12,268	6,730
Amortization and write-off of intangible asset – Licence	27,102	22,898
Write-off of mining assets – Exploration building and equipment	58,070	-
Write-off of mining assets – Costs and deferred exploration expenses	557,588	481,706
Write-down of temporary investment	18,333	45,833
Agent income – Sub-licensing fee	-	(92,500)
Unrealized loss on currency exchange	6,239	32,119
	(795,375)	(1,109,228)
Changes in non-cash working capital items (note 18)	(705,899)	(1,211,745)
	(1,501,274)	(2,320,973)
Financing activities		
Short-term loan	582,618	-
Reimbursement of short-term loan	(582,618)	-
Payment of obligation related to asset under capital lease	(10,846)	-
Share capital issued (note 12)	5,820,439	6,838,868
Share and warrant issue expenses	(40,527)	(592,010)
Warrants issued (note 13)	-	2,880,496
	5,769,066	9,127,354
Investing activities		
Increase in mining assets	(9,184,506)	(11,595,821)
Proceeds from sales of concentrate	5,235,402	-
Disposal of temporary investment	254,510	-
Disposal of mining assets	18,373	-
Disposal (purchase) of property, plant and equipment	1,759	(20,757)
Decrease in short-term deposit	-	3,485,000
Acquisition of temporary investment	-	(200,000)
Business acquisition (note 4)	-	(150,000)
Purchase of intangible asset – Licence	-	(50,000)
	(3,674,462)	(8,531,578)
Translation adjustments on cash and cash equivalents	(6,239)	(27,024)
Increase (decrease) in cash and cash equivalents during the period	587,091	(1,752,221)
Cash and cash equivalents – Beginning of period	2,954,870	4,707,091
Cash and cash equivalents – End of period	3,541,961	2,954,870

1 Nature of operations

The Company was incorporated under the Canada Business Corporations Act on April 11, 1996.

The Company has mining rights options to acquire interests in mining properties located in the Chihuahua District of Mexico which are presently at the exploration stage. Until it is determined that the properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, as well as future profitable production or alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

At the Bolivar mine property, the Company began, in 2005, a pilot mining program as part of a pre-feasibility study. However, the Company is not considered to have reached a level of commercial production.

For the nine-month period ended December 31, 2005, the Company incurred a net loss of $2,096,165. Cash and cash equivalents at that date amount to $3,541,961. In addition to ongoing working capital requirements such as general and administrative costs, the Company must secure sufficient funding for its existing property payment and for exploration and development programs. In the nine-month period ended December 31, 2005, the Company closed private placements in the amount of $4,500,000 and warrants were exercised for a total amount of $1,320,439. The Company also sold concentrates from pilot mining for $5,562,402. The proceeds were used mainly to advance the exploration and development of its pilot mining program at the Bolivar mine.

In accordance with industry standards for properties at that stage of exploration, the Company has taken reasonable measures to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers, and title may be affected, among other things, by undetected defects.

In order to align its year-end with those of its Mexican subsidiaries, the Company has changed its year-end from March 31 to December 31 and, accordingly, the period ended December 31, 2005 includes only nine months of operations.

2 Significant accounting policies

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries, Dia Bras Mexicana S. de R.L. de C.V., Servicios de Minería de la Sierra S. de R.L. de C.V., Nichromex S. de R.L. de C.V. and Perforaciones Mineras Ram S.A.

Asesores Administrativos y Recursos Humanos S. de R.L. de C.V. and Compañía Minera Metalúrgica Malpaso S. de R.L. de M.I. are consolidated in the accounts of the Company as they are variable interest entities ("VIE") and the Company is the primary beneficiary of these two entities.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are asset valuations, contingent liabilities and future income taxes. Actual results could differ from those estimates and such differences could be material.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances and short-term liquid investments with original maturities of three months or less.

Temporary investment

The temporary investment is recorded at the lower of cost and quoted market value.

Inventories from pilot mining

Inventories from pilot mining consist of ore and concentrate which are recorded at the lower of cost and net realizable value.

Property, plant and equipment

Office equipment is recorded at cost and amortized over its estimated useful life using the straight-line method over a three-year period.

Mining assets

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, exploration building and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

Costs and deferred exploration expenses

Exploration costs are deferred until the economic viability of the project has been established, at which time costs are added to mining properties, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrate from the pilot mining program before commencement of commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

Exploration building and equipment

The exploration building and equipment are recorded at cost.

Amortization of the exploration building and equipment is capitalized as deferred exploration expenses when related to a specific project. Amortization is computed using the following methods and rates or period:

	Method	**Rate/Period**
Building	Declining balance	10%
Equipment and rolling stock	Declining balance	30%
Computers and office furniture	Straight-line	3 years

Supplies inventory

Supplies inventory is recorded at the lower of cost and replacement value.

Deferred costs – Advance on royalty payment

Deferred costs in reference to the Nichromet licence are recorded at cost. They will be expensed as royalty payments when mineral production on properties covered by the agreement begins, on the basis of a 1% net smelter return royalty, or written off if the technology covered by the Nichromet licence is lost for non-performance.

Intangible asset – Licence

The licence was accounted for at cost and amortized using the straight-line method over its finite useful life of two years.

Stock option plan and stock-based compensation costs

The Company applies the fair value method to account for options granted to its employees, officers, directors and consultants. Any consideration paid on exercise of stock options is credited to share capital. The stock-based compensation cost is stated as per the periods of option acquisition. The contributed surplus resulting from the stock-based compensation is transferred to the declared share capital when the options are exercised.

Foreign currency translation

Foreign currency

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the year-end exchange rates. Other assets and liabilities as well as items from the consolidated statements of operations are translated at the rates of exchange in effect on each transaction date. Gains and losses on translation are included in income.

Foreign operations

The Company's subsidiaries and consolidated VIEs are considered to be integrated. As a result, the accounts of the subsidiaries and VIEs are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are remeasured at the historical rates. Revenues and expenses are remeasured at the average rates for the periods. Gains and losses resulting from remeasurement are reflected in the consolidated statements of operations and deficit.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the accounting and tax bases of assets and liabilities using enacted income tax rates expected to be in effect in the fiscal year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets when it is more likely than not that some or all of such assets will not be realized.

Share and warrant issue expenses

Share and warrant issue costs are accounted for in the year in which they are incurred and recorded as an increase in deficit in the year in which the shares are issued.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the weighted average number of shares outstanding during the year based on the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities.

The diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the stock options and other dilutive securities.

Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted risk-free interest rate.

3 Financial instruments

Fair value

The Company has determined the estimated fair value of its financial instruments based on estimates and assumptions. The actual results may differ from those estimates and the use of different assumptions or methodologies may have material effects on the estimated fair value amounts.

The fair value of cash and cash equivalents, the short-term deposit, the receivable, sales tax and other receivables, and accounts payable and accrued liabilities is comparable to their carrying value due to the relatively short period to maturity of the instruments.

Interest rate risk

The Company's receivable, sales tax and other receivables, and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable rates. The obligation related to the asset under capital lease bears interest at a fixed rate.

Foreign exchange risk

The Company's sales of concentrate and purchases are denominated in foreign currencies, predominantly in U.S. dollars and Mexican pesos. Consequently, certain assets, liabilities and expenses are exposed to currency fluctuations.

4 Business acquisition

In June 2004, the Company acquired 100% of the shares of Perforaciones Mineras Ram S.A. for a cash consideration of $150,000. The transaction was recorded using the purchase method whereby the purchase price was allocated to the machinery and equipment based on their estimated fair value at the date of the transaction. This company is currently inactive.

5 Inventories from pilot mining program

	As at December 31, 2005 $	As at March 31, 2005 $
Ore	83,921	-
Concentrate	58,318	220,600
	142,239	220,600

6 Temporary investment

	As at December 31, 2005 $	As at March 31, 2005 $
Ecu Silver Mining Inc.		
166 Common shares (quoted market value $73) (as at March 31, 2005 – 916,666 common shares and quoted market value $246,667)	42	246,667

Acting as sub-licensing agent for Nichromet Extraction Inc. ("Nichromet") in Mexico (note 9), the Company signed, in October 2004, an agreement with Ecu Silver Mining Inc. ("Ecu Silver") for the acquisition by the latter of the right to use the Nichromet technology for its mining projects in Mexico in consideration for 1,000,000 common shares, of which 500,000 will be issued when production begins, and a 1.5% net smelter royalty ("NSR"). The total consideration is shared equally with Nichromet. Therefore, only 250,000 common shares have been recorded as income in the amount of $92,500 in the consolidated statements of operations and deficit using the fair market value, at the transaction dates, of the common shares received from Ecu Silver.

As part of this transaction, the Company made a private placement of $200,000 in consideration for 666,666 units of Ecu Silver, each unit comprising one common share and one common share purchase warrant entitling its holder to subscribe to one common share of Ecu Silver at a price of $0.39 until August 10, 2006.

During the nine-month period ended December 31, 2005, the Company disposed of 916,500 common shares of Ecu Silver for $254,510. This transaction resulted in a gain on disposal of $26,218.

As at December 31, 2005, the Company still owned 666,666 warrants of Ecu Silver which have all been exercised subsequent to the period-end and the shares obtained from the exercise of the warrants were also disposed of for a total consideration of $412,800, the Company thereby realizing a gain on disposal of approximately $152,800.

7 Property, plant and equipment

	As at December 31, 2005		
	Cost $	Accumulated amortization $	Net $
Canada			
Office equipment	18,998	18,998	-

	As at March 31, 2005		
	Cost $	**Accumulated amortization** $	**Net** $
Canada			
Office equipment	20,757	6,730	14,027

8 Mining assets

	As at December 31, 2005 $	As at March 31, 2005 $
Costs and deferred exploration expenses (a)	13,537,347	10,197,775
Exploration building and equipment (b)	4,979,639	4,561,913
Supplies inventory	1,119,116	773,960
Deposits on future mining assets	276,702	285,967
	19,912,804	15,819,615

a) Cost and deferred exploration expenses

	Cost		Deferred exploration expenses		Total	
	As at December 31, 2005 $	As at March 31, 2005 $	As at December 31, 2005 $	As at March 31, 2005 $	As at December 31, 2005 $	As at March 31, 2005 $
Mexico (Chihuahua District)						
Bolivar projects (options)						
Bolivar mine (i)	1,433,381	1,223,855	7,858,922	4,505,523	9,292,303	5,729,378
Piedras Verdes (ii)	301,828	226,175	2,072,362	2,072,362	2,374,190	2,298,537
Santa María (iii)	-	133,495	-	269,657	-	403,152
San José (iii)	74,864	74,864	271,504	271,504	346,368	346,368
El Cumbre (vii)	-	43,449	-	110,987	-	154,436
Mezquital	24,495	23,336	99,105	99,105	123,600	122,441
La Cascada	8,282	8,282	133,577	133,577	141,859	141,859
Val	2,560	2,560	100,928	100,928	103,488	103,488
Other	27,158	23,682	33,714	33,714	60,872	57,396
Promontorio projects (options)						
Promontorio and Hidalgo (iv)	135,702	61,147	811,330	718,832	947,032	779,979
El Magistral (v)	147,635	60,741	-	-	147,635	60,741
	2,155,905	1,881,586	11,381,442	8,316,189	13,537,347	10,197,775

	For the nine-month period ended December 31, 2005 $	For the year ended March 31, 2005 $
Balance – Beginning of period	10,197,775	2,552,001
Costs and deferred exploration expenses		
Property acquisition and related costs	451,263	1,493,588
Sampling	179,671	415,509
Geology consulting and management	660,598	633,696
Geophysical survey	27,927	122,515
Drilling and mining development	1,352,627	2,444,972
Pilot milling	1,570,210	335,393
Supervision and local administrative costs	1,056,287	647,934
Transportation of ore and concentrate	2,530,748	946,510
Road	41,725	187,761
Camp costs and food	550,053	133,306
Capitalized amortization of exploration building and equipment	833,442	356,161
Stock compensation costs (note 14)	205,011	410,135
	9,459,562	8,127,480
Write-off of mining assets – Costs and deferred exploration expenses ((iii), (vi), (vii) and (viii))	(557,588)	(481,706)
Sale of concentrate	(5,562,402)	-
	3,339,572	7,645,774
Balance – End of period	13,537,347	10,197,775

Mexico

i) Bolivar mine

In August 2004, the Company entered into a commercial agreement with the owners of the Bolivar mine property (Bolivar III and Bolivar IV (iii)). The agreement provides for the acquisition by the Company of 100% of the Bolivar mine property for a consideration of US$1.2 million payable over a two-year period. The remaining payments are as follows:

	US$
March 2006	162,500
September 2006	162,500

During the nine-month period ended December 31, 2005, the Company continued its pilot mining program on the Bolivar mine property. During that period, the Company sold copper and zinc concentrate in the amount of $5,562,402. In accordance with its accounting policy, the amount of sales of concentrate before commencement of commercial production is accounted as a reduction of the deferred exploration expenses.

ii) Piedras Verdes

During the year ended March 31, 2004, the Company entered into an option agreement whereby it would acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. The remaining payment is as follows:

	US$
December 2006	20,000

iii) Santa María and San José projects

In July 2003, the Company entered into an option agreement with El Paso Partners, Ltd. ("EPP") whereby the Company can acquire a cumulative interest of up to 100% in certain gold, silver and base metal properties by incurring exploration expenditures of US$4,000,000.

During the year ended March 31, 2005, the Company signed an addendum to the option agreement with EPP. Under the terms of the agreement, a 3% NSR and other additional payments (bonanza clause) were applicable to all properties in a defined area of interest. The addendum provides for the exclusion of the Bolivar, Bolivar III, Bolivar IV, La Charaparrita and Piedras Verdes properties from the defined area of interest. The Company therefore repurchased the 3% NSR and the bonanza clause applicable to the above-mentioned properties in consideration for the issuance of 300,000 common shares to EPP (note 12).

As at December 31, 2005, the Company decided to abandon the Santa María project. Therefore, the scheduled January 2006 payment for the Santa María project was not made and no further payment will be made. Consequently, the Company recorded a write-off of mining asset of $403,152.

The remaining payments as at December 31, 2005 are as follows:

	San José US$
January 2006	20,000
July 2006	37,500
January 2007	37,500
July 2007	37,500
January 2008	37,500

Starting July 2008, the Company would pay a yearly advance royalty payment of US$62,500.

During the year ended March 31, 2004, the Company paid a finder's fee of $10,000 in cash and agreed to issue 400,000 common shares of its capital stock, of which a remaining 200,000 common shares were issued during the year ended March 31, 2005 (note 12).

iv) Promontorio and Hidalgo properties

In May 2004, the Company entered into a purchase option agreement whereby it could earn a 100% interest in the Promontorio and Hidalgo properties by paying the vendors a total of US$3,000,000. The remaining payments are as follows:

	US$
June 2006	100,000
June 2007	150,000
June 2008	150,000
June 2009	2,500,000

v) El Magistral

In November 2004, the Company entered into a purchase option agreement whereby the Company can purchase a 100% interest in the El Magistral property by paying US$1,000,000, including US$50,000 at the signing of the agreement.

The property is subject to a 1.5% NSR, up to a maximum of US$1,500,000.

The remaining payments are as follows:

	US$
November 2006	75,000
November 2007	100,000
November 2008	200,000
November 2009	500,000

vi) El Oro and PC 1135 properties

As part of the agreement to acquire the El Oro and PC 1135 properties, the Company was to issue 500,000 common shares to the vendor. Following the initial exploration programs on the properties, the Company tried to renegotiate the terms of agreement but without success. Therefore, these projects have been abandoned and consequently, the 500,000 common shares will not be issued. All costs and deferred exploration expenses allocated to those projects amounting to $201,128 were written off during the year ended March 31, 2005.

vii) El Cumbre

All costs and deferred exploration expenses allocated to those projects amounting to $154,436 were written off during the nine-month period ended December 31, 2005.

Canada

viii) Wawa

During the year ended March 31, 2005, the Company abandoned its option on the MacKaskill and Magpie properties in the Wawa region where work obligations had not been met. Accordingly, the Company recorded a write-off of mining assets amounting to $280,578.

b) Exploration building and equipment

	As at December 31, 2005		
	Cost **$**	**Accumulated amortization** **$**	**Net** **$**
Mexico			
Building			
Plant[1]	1,236,886	92,729	1,144,157
Camp	397,346	59,725	337,621
Machinery and equipment	2,801,458	579,361	2,222,097
Computers and office furniture	268,828	90,919	177,909
Rolling stock	1,246,615	361,417	885,198
Rolling stock under capital lease	218,109	5,452	212,657
	6,169,242	1,189,603	4,979,639

	As at March 31, 2005		
	Cost **$**	**Accumulated amortization** **$**	**Net** **$**
Mexico			
Building			
Plant under capital lease[1]	907,077	-	907,077
Camp	397,346	32,773	364,573
Machinery and equipment	2,112,084	173,118	1,938,966
Computers and office furniture	190,220	27,164	163,056
Rolling stock	1,311,347	123,106	1,188,241
	4,918,074	356,161	4,561,913

(1) During the year ended March 31, 2005, the Company entered into an agreement with Compañía Minera Metalúrgica Malpaso S. de R.L. de M.I. ("CMMM") to purchase a mill under a capital lease. The mill is located in the province of Chihuahua and is used by the Company to process its ore and produce its concentrate. During the nine-month period ended December 31, 2005, the Company, through an agent, obtained control of the common shares in CMMM. Furthermore, it was concluded that CMMM is a VIE and that the Company is the primary beneficiary of this VIE because the Company operates and uses all the production capacity of the mill which is the only significant asset of CMMM and assumes all the financial risks of CMMM. Accordingly, CMMM has been consolidated in the financial statements of the Company since September 2005 under the guidance of AcG-15. Consequently, the capital lease obligation was eliminated.

In exchange for the control obtained of the common shares in CMMM, the Company advanced to an agent an amount of $417,409 and committed itself to an additional amount of $233,180 (US$200,000). This latter consideration to be paid as at December 31, 2005 is included in accounts payable and accrued liabilities.

9 Deferred costs – Advance on royalty payment

On August 26, 2003, the Company acquired from Nichromet, an unrelated entity, the rights of a licence for the use and marketing of a metallurgical extractive technology for Mexico in consideration for a 1% NSR payment on all mineral production using the technology from any of the Company's Mexican properties. As part of the agreement, the Company made a non-refundable royalty advance of $350,000. If the technology covered by the Nichromet licence is lost for non-performance, the deferred costs will be written off.

In addition, the agreement gives the Company the right to act as an agent for the purpose of sourcing the licence to third parties in Mexico. Any consideration received will be shared equally with Nichromet.

During the term, Nichromet has agreed to extend the expiry date of the Nichromet licence to July 29, 2008 on the following basis:

i) If Nichromet builds a pilot plant in Thetford Mines, Quebec, the Company will sell to Nichromet 1,000 tonnes of copper concentrate and 1,000 tonnes of zinc concentrate. The concentrates will be delivered at the Company's expense to the Nichromet plant for processing and Nichromet will pay the Company the same price as that received by the Company when it sells similar concentrates in Mexico.

ii) The Company will be responsible for and pay all costs of the feasibility study to be conducted in connection with processing the concentrates at the Nichromet plant.

iii) After completing the feasibility study, in the event that the Company builds, prior to the expiry date of the Nichromet licence, a commercial plant with a minimum capacity of 100 tonnes per day, the Company will be entitled to a licence with an indefinite term.

10 Intangible asset – Licence

	As at March 31, 2005		
	Cost $	**Accumulated a** $	**Net** $
Licence	50,000	22,898	27,102

In April 2004, the Company entered into a two-year licensing agreement with Diagnos Inc., the owner of a proprietary software (the "Technology") used in the field of data mining and which provides interpretations of databases generated by geophysical surveys, satellite imagery and geochemical analysis. The cost of the licence was $50,000 for the territory of Mexico. The licence gives the Company access to the Technology in order to apply it to data generated from its Mexican properties. As the Company did not consider it had any additional advantage related to the licence, it decided to write off the intangible asset as at December 31, 2005.

11 Obligation related to assets under capital lease

a) Future minimum payments required to satisfy payment terms under a capital lease in each of the next three years are as follows:

	$
Years ending December 31, 2006	130,166
2007	96,599
2008	66,569
	293,334
Less: Interest	86,071
Total liability (note 11(b))	207,263
Less: Current portion	49,335
	157,928

b) Included in the amount of $207,263 is approximately $49,334 payable in U.S. dollars (US$42,900) and $157,929 payable in Mexican pesos (MP$1,437,131).

12 Share capital

Authorized
An unlimited number of common shares without par value

Issued
Changes in the Company's share capital were as follows:

	For the nine-month period ended December 31, 2005		For the year ended March 31, 2005	
	Number of shares	Amount $	Number of shares	Amount $
Balance – Beginning of period	51,457,477	20,782,703	35,714,991	13,546,277
Issued and paid in cash (i)	22,500,000	4,500,000	12,002,068	9,001,551
Less: Value of warrants (i)	-	-	-	(2,880,496)
Issued following exercise of warrants (ii)	7,767,292	1,638,898	3,203,334	860,808
Issued for acquisition of mining assets (note 8(a)(iii))	-	-	200,000	24,000
Issued to repurchase royalties (note 8(a)(iii))	-	-	300,000	225,000
Issued following exercise of stock options	-	-	37,084	5,563
Balance – End of period	81,724,769	26,921,601	51,457,477	20,782,703

i) In November 2005, the Company completed a series of private placements of common shares whereby the Company issued a total of 22,500,000 common shares at a price of $0.20 per share for a total consideration of $4,500,000.

In November 2004, the Company completed private placements of 12,002,068 units at a price of $0.75 per unit for total proceeds of $9,001,551. Each unit comprised one common share and one common share purchase warrant entitling its holder to purchase one common share at a price of $0.90 until November 2006. Finder's fees totalling $568,102 were paid in cash.

The fair value of the common share purchase warrants was estimated using the Black-Scholes option pricing model based on the following assumptions: dividend yield – 0%, volatility – 119%, risk-free interest rate – 4.5%, and an expected life of two years. As a result, the fair value was estimated at $2,880,496 (note 13).

ii) In September 2005, a total of 7,767,292 warrants entitling their holders to purchase 7,767,292 common shares at a price of $0.17 per share were exercised for a total amount of $1,320,439 (for the year ended March 31, 2005, an amount of 3,203,334 purchase warrants was exercised for $712,250).

13 Warrants

Changes in the Company's outstanding common share purchase warrants were as follows:

	For the nine-month period ended December 31, 2005		For the year ended March 31, 2005	
	Number of warrants	Amount $	Number of warrants	Amount $
Balance – Beginning of period	29,125,399	6,165,776	20,326,665	3,433,838
Issued as part of private placement of units (note 12(i))	-	-	12,002,068	2,880,496
Exercised (note 12(ii))	(7,767,292)	(318,459)	(3,203,334)	(148,558)
Expired (note 15)	(9,356,039)	(2,966,821)	-	-
Balance – End of period	12,002,068	2,880,496	29,125,399	6,165,776

Outstanding common share purchase warrants, entitling their holders to subscribe to an equivalent number of common shares, were as follows as at December 31, 2005:

Exercise price $	Number of warrants	Expiry date
0.90	12,002,068	November 2006

14 Stock option plan

The Company maintains a stock option plan (the "Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors or consultants options to acquire common shares of the Company on such terms and at such exercise prices as may be determined by the Board. As at December 31, 2005, the Plan provides that the maximum number of common shares in the capital of the Company that may be reserved for issuance under the Plan shall be equal to 5,900,000 (3,700,000 as at March 31, 2005) common shares and that the maximum number of common shares which may be reserved for issuance to any one optionee pursuant to a share option may not exceed 5% of the common shares outstanding at the time of grant (note 22).

The options must be exercised within five years of grant. The exercise price may not be lower than the market price of the common shares at the time of grant. The options have a vesting period of 18 months: 25% at the date of grant and 12.5% for the following six quarters.

A summary of changes in the Company's stock options outstanding is presented below:

	For the nine-month period ended December 31, 2005		For the year ended March 31, 2005	
	Number of options	Average exercise price $	Number of options	Average exercise price $
Beginning of period	3,046,250	0.79	1,283,959	0.81
Granted	1,940,000	0.29	1,870,000	0.76
Exercised	-	-	(37,084)	0.15
Expired or cancelled	(200,000)	0.85	(70,625)	0.41
End of period	4,786,250	0.59	3,046,250	0.79

A summary of options outstanding and exercisable as at December 31, 2005 is presented below:

	Number of options		
Exercise price $	Outstanding	Exercisable	Expiry date
0.15	6,250	6,250	February 2008
0.85	980,000	980,000	October 2008
1.30	40,000	40,000	January 2009
0.75	1,320,000	1,155,000	August 2009
0.75	500,000	312,000	February 2010
0.30	1,790,000	671,250	September 2010
0.22	150,000	56,250	September 2010
	4,786,250	3,220,750	

In accordance with the Canadian Institute of Chartered Accountants Handbook Section 3870, the Company accounted for options granted in the nine-month period ended December 31, 2005 and the year ended March 31, 2005 using the fair value method. Total stock-based compensation costs for the nine-month period ended December 31, 2005 amount to $454,819 (for the year ended March 31, 2005 – $899,925) (note 15), including $205,011 (as at March 31, 2005 – $410,135) capitalized to mining assets as part of the Chihuahua project costs on the basis that the options were granted to officers and consultants involved exclusively in the exploration program in Mexico. The balance of $249,808 (for the year ended March 31, 2005 – $489,790) was recorded in the consolidated statements of operations and deficit.

The weighted average of estimated fair value of each option granted was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	For the nine-month period ended December 31, 2005 $	For the year ended March 31, 2005 $
Average dividend per share	nil	nil
Estimated volatility	102%	105%
Risk-free interest rate	3.5%	3.8%
Expected life of options granted	4 years	4 years
Option price	$0.29	$0.75
Weighted average of estimated fair value of each option granted	$0.21	$0.53

15 Contributed surplus

	For the nine-month period ended December 31, 2005 $	For the year ended March 31, 2005 $
Balance – Beginning of period	1,380,600	480,675
Stock-based compensation cost (note 14)	454,819	899,925
Warrants expired (note 13)	2,966,821	-
Balance – End of period	4,802,240	1,380,600

16 Income taxes

a) The provision for income taxes is different from what would have resulted from applying the combined Canadian statutory tax rate as a result of the following:

	For the nine-month period ended December 31, 2005 $	For the year ended March 31, 2005 $
Income tax benefit using statutory income tax rates	(514,600)	(652,200)
Income tax rate differential in Mexico	12,000	(17,200)
Stock-based compensation costs	77,800	152,400
Increase (decrease) in the valuation allowance	234,100	(126,000)
Foreign exchange gains taxable in Mexico	295,000	530,000
Inflation taxable on net financial liabilities in Mexico	92,000	66,000
Non-deductible items in Mexico	227,000	47,000
Other	19,300	-
	442,600	-

b) The future income tax balances are summarized as follows:

	As at December 31, 2005 $	As at March 31, 2005 $
Current future income tax assets		
Non-capital losses	26,000	26,000
Share issue costs	110,000	105,000
	136,000	131,000
Long-term future income tax assets		
Property, plant and equipment	32,000	25,000
Mining assets	118,000	421,000
Non-capital losses	3,991,600	3,398,000
Capital losses	90,300	-
Share and warrants issue expense	156,800	245,000
Other	210,000	226,000
	4,598,700	4,315,000
Total future income tax assets	4,734,700	4,446,000
Less: Valuation allowance	1,957,100	1,723,000
	2,777,600	2,723,000
Long-term future income tax liabilities		
Mining assets	(3,175,200)	(2,723,000)
Total net future income tax liability	(397,600)	-

c) As at December 31, 2005, the cost for income tax purposes of the property, plant and equipment, mining assets and other costs totalled approximately $6,402,600. The difference between this cost and the amounts capitalized in the financial statements arises mainly as a result of the write-off of some of the mining assets, the election of the Company in Mexico to deduct, in the year incurred, the exploration expenses and costs of mining claims prior to the commencement of commercial operations of a mine, and this cost may be applied to reduce future taxable income over an unlimited period of time.

d) The Company has accumulated non-capital losses of approximately $13,565,000. These losses will expire from 2006 to 2015 as follows:

	$
Years ending December 31, 2006	82,000
2007	184,000
2008	203,000
2009	154,000
2010	151,000
2011	622,000
2014	5,120,000
2015	7,049,000

e) The unamortized balance for tax purposes of share and warrant issue expenses amounting to approximately $825,000 will be deductible over the next four years.

f) The Company's balance of capital losses amounts to $265,327 and can be carried forward indefinitely against capital gains.

g) These tax values of assets and liabilities have not been agreed to by the relevant tax authorities nor have they been disputed.

17 Asset retirement obligations

As of December 31, 2005, the Company has not recognized any asset retirement obligation as it does not have sufficient information to determine a realistic obligation maturity schedule. A liability stemming from any asset retirement obligation will be recorded in the period in which there is sufficient information to establish an obligation maturity schedule.

18 Statements of cash flows

The changes in non-cash working capital items are as follows:

	For the nine-month period ended December 31, 2005 $	For the year ended March 31, 2005 $
Sales tax and other receivables	(25,250)	(906,014)
Inventories from pilot mining program	78,361	(220,600)
Prepaid expenses	(85,229)	18,068
Accounts payable and accrued liabilities	(718,781)	(103,199)
Income taxes payable	45,000	-
	(705,899)	(1,211,745)

a) Changes in non-cash items from accounts payable and accrued liabilities totalling $671,150 related to acquisition of mining assets are included in investing activities.

b) Changes in non-cash receivable items totalling $327,000 related to the sale of concentrate are included in investing activities.

19 Related party transactions

a) During the nine-month period ended December 31, 2005, companies controlled by officers of the Company charged consulting fees amounting to $517,688 (for the year ended March 31, 2005 – $627,371), including $388,937 capitalized to deferred exploration costs (for the year ended March 31, 2005 – $463,168). As at December 31, 2005, the balance due to these officers amounted to $11,840 (for the year ended March 31, 2005 – $12,000).

b) During the nine-month period ended December 31, 2005, directors, companies controlled by directors and officers of the Company participated in private placements of common shares (see terms described in note 12(i)) for a total consideration of $886,500 (for the year ended March 2005 – $773,200 for private placements of units).

c) For the year ended March 31, 2005, a company controlled by a director charged sampling and analysis costs amounting to $14,724 which were capitalized to mining assets.

The related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

20 Commitment

In February 2004, the Company and two other companies jointly signed a five-year lease for office premises. The annual rent of approximately $150,000 is divided on a pro rata basis among the three companies.

21 Contingency

In 2005, legal proceedings were filed in Mexico against one of the Company's subsidiary, Dia Bras Mexicana S. de R.L. de C.V. ("DBM"), by an individual claiming the annulment and revocation of the purchase contracts of the Bolivar mine property entered into between DBM and Mr. Javier Octavio Bencomo Munoz and Minera Senda de Plata, S.A. de C.V. Following the notification of said claim against DBM, a defence was filed. Management cannot predict the outcome of these proceedings. Management is confident that the results of the proceedings will have no adverse material effect on the Company.

22 Subsequent events

On February 2, 2006, the Board of Directors approved an increase in the number of common shares reserved for issuance under the Company's stock option plan from 5,900,000 to 8,100,000. The number of common shares reserved represents approximately 10% of the number of shares issued and outstanding. The increase was approved by regulatory authorities on February 13, 2006.

On February 2, 2006, the Board granted a total of 2,700,000 options to purchase common shares of the Company to its directors, officers and employees. The options are exercisable at a price of $0.40 until February 2011.

23 Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

Corporate Information

Board of Directors

Dr. Thomas L. Robyn
Executive Chairman
Dia Bras Exploration Inc.
Denver, United States
Director since August 2005

Dr. James A. Culver
President
TPG Commercial Finance
Ridgewood, United States
Director since February 2005

Réjean Gosselin
President and Chief Executive Officer
Dia Bras Exploration Inc.
Saint-Hilaire, Québec
Director since September 2003

Robert D. Hirsh
Managing Director and Industry Head - Mining and Energy
Scotia Capital Mexico

Philip Renaud
ManagingDirector
Church Advisors.
London, England
Director since October 2003

Officers

Thomas L. Robyn, Ph.D.
Executive Chairman

Réjean Gosselin, M. Sc.
President and Chief Executive Officer

André St-Michel, MBA, Ing.
Executive Vice-President and Chief Operating Officer

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre, C.A. and Lawyer
Secretary

SHAREHOLDERS INFORMATION

CORPORATE HEAD OFFICE

630 René-Lévesque Blvd. West
Suite 2930
Montréal (Québec) H3B 1S6
Canada

Telephone: (514) 393-8875
Fax: (514) 866-9857

CHIHUAHUA OFFICE

Blas Cano de los Rios #606
Col. San Felipe
Chihuahua, Chihuahua C.P. 31240
Mexico

Telephone: (52) 614-426-0212
Fax: (52) 614-414-3884

INVESTOR RELATIONS

Sun International Communications
Nicole Blanchard
Managing Partner
1555, boul. de l'Avenir
Bureau 306
Laval, Québec H7S 2N5

Telephone: (450) 627-6600

Email: nicole.blanchard@isuncomm.com

Dia Bras Exploration Inc.
Nathalie Dion
Investor Relations
630, René-Lévesque Blvd. West
Suite 2930
Montréal, Québec
H3B 1S6

Telephone: (514) 393-8875

Email: ndion@diabras.com

TICKER SYMBOL

TSX Venture Exchange
Symbol : DIB

ANNUAL MEETING

The Annual Meeting of Shareholders of
Dia Bras Exploration Inc. will be held on
May 31, 2006 at 10:00 a.m. at
Fairmont The Queen Elizabeth
900 Rene-Levesque Blvd. West,
Room Peribonka, Level C, Montreal, Quebec.

Website: www.diabras.com

AUDITORS

PricewaterhouseCoopers LLP
1250 René-Lévesque Blvd. West
Suite 2800
Montréal, Québec
H3B 2G4

SOLICITORS

Colby, Monet, Demers, Delage & Crevier
1501 McGill Avenue
Suite 2900
Montréal, Québec
H3A 3M8

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services Inc.
1500 University Street
Suite 700
Montreal, Quebec H3A 3S8

Tel: 1-800-340-4883 (US/Canada) or
1-514 -982-7950 (international)

Website: www.computershare.com



TSX Venture Exchange - DIB
No. 6- 2006

DIA BRAS: DISCOVERS SIGNIFICANT COPPER-IRON SKARN AT BOLIVAR SOUTH

Montréal, Québec – March 29, 2006 – **Dia Bras Exploration Inc.** (DIB: TSX-V) is pleased to announce the results of 22 diamond drill holes that have penetrated a significant copper-iron skarn at South Bolivar, located 400 meters south-southeast of the Company's Bolivar mine where pilot-mining is being conducted. The skarn dips gently (20 degrees NE) and has been penetrated over an area 200 meters by 400 meters and is open down-dip. The skarn crops out and has been drilled down-dip to a depth of 300 meters. The skarn body ranges in thickness from 1 meter on its edge to 23 meters, with an average width of 9 meters. Copper values are 0.8 to 4.0% and with a weighted average of 1.5%, magnetite content ranges between 11 and 40% with a weighted average of 26%, silver contents are 11 to 104 g/t with an average of 31.5 g/t, and gold varies from 0.1 to 3.0 g/t, with a weighted average of 0.4 g/t. The drill hole locations are shown on the map attached and detailed results are as follows:

Table I – Drill Results – Bolivar South

Drill Holes	From	To	Apparent Width	Cu %	Zn %	Au g/t	Ag g/t	Fe %
DB03B002*	134.0	142.5	8.50	1.18	0.14	0.09	16.01	
	196.0	197.0	1.00	1.18	0.06	0.91	24.60	
DB04B005	109.0	121.0	12.00	2.11	0.03	0.08	45.18	
DB04B017	60.0	62.0	2.00	1.53	0.51	0.03	19.70	
DB05B111	159.0	173.0	14.00	1.37	0.18	0.51	27.09	
DB05B114	152.0	153.0	1.00	0.96	0.09	1.37	20.50	
DB05B122	126.0	128.0	2.00	1.64	0.47	1.05	18.85	
DB05B115	210.0	233.0	23.00	0.92	0.14	0.11	13.75	22.16
DB05B112	241.0	255.0	14.00	1.30	0.06	0.48	13.59	15.18
DB05B118	125.0	143.0	18.00	0.54	0.13	0.45	7.24	11.52
DB05B121	200.0	215.0	15.00	1.29	0.03	0.13	27.84	20.44
DB05B124	227.5	241.5	14.00	1.77	0.43	0.46	28.92	22.85
DB05B125	161.0	176.0	15.00	1.38	0.20	0.86	45.35	21.44
DB05B126	183.0	192.0	9.00	0.74	0.01	0.19	11.03	7.83
DB05B127	162.0	168.0	6.00	0.70	0.10	0.08	11.90	19.41
DB05B128	157.0	161.0	4.00	1.14	0.06	3.08	61.35	15.46
DB05B130	196.0	200.0	4.00	3.95	0.31	0.57	62.65	28.31
DB05B134	315.4	317.6	2.20	0.69	0.06	0.17	10.46	16.03
DB05B135*	165.0	170.3	5.30	2.23	0.16	1.07	103.78	26.78
DB05B154	75.0	83.0	8.00	2.25	0.04	0.12	50.08	14.87
	154.0	158.0	4.00	0.56	0.02	0.24	8.03	13.03
DB05B156	83.0	102.0	19.00	2.06	0.16	0.28	49.22	17.47
DB06B158	74.0	84.0	10.00	2.77	2.09	0.29	57.33	14.36

* Previously announced

The skarn mineralization is hosted in a dolomitic skarn situated between an underlying granitic intrusion and an overlying hornfels layer. The mineralization of this copper-iron skarn is similar to that of the large copper-iron skarns of the Yerington, Nevada, copper porphyry-skarn deposit and the Company considers the mineralization at South Bolivar to be analogous to that of Yerington. The Yerington skarns are large tonnage and high grade, such as the Pumpkin Hollow (Lyon) skarn reported by the Nevada Bureau of Mines and Geology at 250 million tonnes averaging 0.3% Cu and 40% Fe with a high grade zone of 29 million tonnes averaging 1.2% Cu. Dia Bras is targeting similar tonnes and grades in its ongoing exploration of the South Bolivar copper-iron skarn.

Dr. Thomas L. Robyn, Executive Chairman, is the Qualified Person for technical statements made in this release.

Method of analysis

The analyses were conducted at Chemex Laboratories in Vancouver by fire assay for precious metals and atomic absorption for base methods.

Upcoming program

Dia Bras plans to drill 16,000 meters of diamond core holes at Bolivar during 2006, most of which will be in the vicinity of the South Bolivar skarn and directed at a major increase in the drilled volume of the copper-iron skarn, as recommended by Roscoe Postle to complete their 43-101 resource estimate. In addition, some of the holes will be directed to test the bedrock Cu-Mo-W geochemical anomaly that has been identified in the South Bolivar area as a result of the Company's bedrock sampling program. The anomaly is inferred to be located above the copper porphyry intrusion that has generated the copper-zinc-iron-gold-silver mineralization on the Bolivar property, and the drilling is directed at discovery of this mineralized intrusion. Additional holes will define the copper mineralization at the Increible breccia body.

Many more high priority targets along the 3 kilometres long skarn horizon such as La Increible, La Montura, El Gallo, La Pequena, will also be explored during 2006. Please refer to the other priority targets map attached.

About Dia Bras

Dia Bras is a Canadian mining and exploration Company focused on precious and base metals in the State of Chihuahua, northern Mexico. The Company continues exploration and the active development of its two key projects - Bolivar and Promontorio - in the world-renowned Sierra Madre mineral belt. The Company trades on the TSX Venture Exchange, under the symbol "DIB". For more information and a view of our Mexican exploration activity video, please consult our Web Site at diabras.com

-30-

For further information, please contact:

Thomas L. Robyn	**Nicole Blanchard**
Executive Officer	**Managing Partner**
Dia Bras Exploration	**Sun International Communications**
(514) 866-6001 ext. 241	**(450) 627-6600**
tlrobyn@msn.com	nicole.blanchard@isuncomm.com

If you would like to receive press releases via email please contact info@diabras.com
Please specify "Dia Bras press releases" in the subject line.


DIA BRAS EXPLORATION
DRILL HOLE LOCATION MAP
SOUTH BOLIVAR AREA
Mina Bolivar
Cieneguita, Mexico
27 Mar 2006
bolivar1.apr
so-bolivar-dhloc
S.Taylor
gis4geology@comcast.net
0 100 200 300 400 Feet
0 50 100 Meters
DB05B135
DB05B130
DB05B134
DB05B125
DB05B127
DB05B112
DB05B111
DB05B115
DB05B118
DB05B114
DB05B122
DB05B126
DB05B124
DB05B128
DB05B121
DB05B154
DB05B156
DB06B158
DB04B005
DB03B002
DB04B017
2000
1900
N



LOWER VOLCANIC GROUP
(ANDESITE)
BOLIVAR NW
(Au-Ag-Cu-Zn-Magnetita)
METASEDIMENTS
SHAFT
BOLIVAR
BOLIVAR
HIGH GRADE
(Au-Ag-Cu-Zn)
LA INCREIBLE
(Au-Ag-Cu-Zn)
Sk - feox
UPPER VOLCANIC GROUP
(RIOLITE)
Stock Piedras Verdes
Granodiorite
BOLIVAR SUR
(Au-Ag-Cu-Magnetita)
ASANDESIT
LA MONTURA
(Au-Ag-Cu-Zn)
EL GALLO
(Au-Ag-Cu)
METASEDIMENTS
CENTRAL
(Au-Ag-Cu-Zn)
LA PEQUEÑA
(Au-Ag-Cu-Zn)
EL VAL
(Au-Ag-Cu-Zn)
ASEDIMENTS
Regional Geology
Bolivar Mine
AREA OF
INTEREST
N
LEGEND
Baucarit Formation
Upper Volcanic Group
Basal Breccia (UVG)
Lower Volcanic Group
Sierra Madre Granitic Belt
Potrero Formation
Faults
Active Mine
Inactive Mine or Prospect
Side of Claims (Dia Bras)
Side of Claims (Others)
ESCALA 1:5,000
0 50 100 200 400
Metros



TSX Venture Exchange - DIB
No. 5- 2006

DIA BRAS REALISES ITS MOST PRODUCTIVE MONTH TO DATE FROM ITS BOLIVAR PILOT MINING PROGRAM

Montréal, Québec - March 6, 2006 - Dia Bras Exploration Inc. is pleased to present its monthly update of its Bolivar mine pilot mining program for February 2006. The Bolivar mine is situated in Chihuahua, northern Mexico.

In February 2006, the Company realized its most productive month in terms of ore tonnage milled. During the month, the Company processed 7,306 dry metric tons (DMT) of ore at its Malpaso Mill. This ore throughput followed a 7,172 DMT volume in January 2006 representing two consecutive months above the 7,000 DMT level. The Malpaso Mill capacity was increased to 300 DMT per day during the last quarter of 2005 and is running smoothly. Fine tuning of the plant allowed the mill to process over 340 DMT ton per day on several occasions during the month.

A total of 1,331 DMT of zinc concentrate and 383 DMT of copper concentrate was produced from the 7,306 DMT of ore averaging 11.4% Zn and 1.97% Cu during the month of February. Recovery rates were 92.57% for zinc and 78.55% for copper. This resulted in an estimate production value, based on current copper and zinc prices, of US$1,430,000 with estimated direct operation costs, including shipping of concentrate, of US$800,000. Cash flows from operations are used for exploration and development activities in the South Bolivar area and on the Promontorio property, administrative expenses, capital costs and property payments.

The Company's forecast of 22,500 tons of ore processing at grades ranging 10-12% Zn and 2-3% Cu during the first quarter of 2006 has already been reached at 64%. In February, the grade levels were on target for zinc and just below target for copper, as the Company chose to run some lower grade development ore for a few days, to take advantage of high metal prices.

The Company's total concentrate production is currently being sold to MRI Trading AG (MRI), a Switzerland based privately owned commodity trading company, pursuant to a standard concentrate purchase agreement. Total billings in February amounted to over US$2,100,000 including a final 10% invoice covering the previous month's shipments of concentrate.

The pilot-mining program provides essential data on costs, logistics, grade, recovery and metallurgy data that will serve for a feasibility study to be undertaken at the Bolivar property.

The Company will be presenting at PDAC on Monday March 6 at 2:00 p.m. Come visit us at booth #4031.

About Dia Bras

Dia Bras is a Canadian mining and exploration Company focused on precious and base metals in the State of Chihuahua, northern Mexico. The Company continues exploration and the active development of its two key projects - Bolivar and Promontorio - in the world-renowned Sierra Madre mineral belt. The Company trades on the TSX Venture Exchange, under the symbol "DIB". For more information and a view of our Mexican exploration activity video, please consult our Web Site at diabras.com

-30-

For further information, please contact:

Thomas L. Robyn
Executive Officer
(514) 866-6001 ext. 241
tlrobyn@msn.com

or

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600
nicole.blanchard@isuncomm.com

**If you would like to receive press releases via email please contact info@diabras.com
Please specify "Dia Bras press releases" in the subject line.**

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements: *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*

-30-

RECEIVED
2006 JUN 19 A 10: 21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEDAR # 3031

Computershare

Investor Services

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Qubec
H3A 3S8
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

AMENDED

March 23, 2006

To: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Subject: Dia Bras Exploration Inc.

Dear Madam, Sir:

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	**Annual General**
2.	Security Description of Voting Issue	Common Shares
3.	CUSIP Number	25244F109
4.	Record Date	April 24, 2006
5.	Meeting Date	May 30, 2006
6.	Meeting Location	Montreal, Quebec

Sincerely,

Computershare Investor Services Inc.
Agent for **Dia Bras Exploration Inc.**

c.c. **Dia Bras Exploration Inc.**



Services aux Investisseurs

1500, rue University bureau 700
Montréal (Québec)
H3A 3S8
Téléphone 514-982-7888
Télécopieur 514-982-7635
www.computershare.com

Canada
Afrique du Sud
Allemagne
Australie
États-Unis
Hong Kong
Îles anglo-normandes
Irlande
Nouvelle-Zélande
Philippines
Royaume-Uni

SEDAR # 3031

CORRIGE

Le 22 mars 2006

Destinataire: L'Autorité des marchés financiers

Objet: Exploration Dia Bras inc.

Madame, Monsieur,

Veuillez prendre note des informations relatives à la prochaine assemblée des actionnaires de la compagnie précitée:

1.	Genre d'assemblée	**Annuelle Générale**
2.	Description de l'émission	Actions ordinaires
3.	Numéro du cusip	25244F109
4.	Date d'inscription	Le 24 avril 2006
5.	Date de l'assemblée	Le 30 mai 2006
6.	Endroit de l'assemblée	Montréal (Québec)

Sincèrement,

Services aux investisseurs Computershare inc.
Agent pour **Exploration Dia Bras inc.**

c.c. **Exploration Dia Bras inc.**

Computershare

SEDAR # 3031

Investor Services

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Qubec
H3A 3S8
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

March 15, 2006

To: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Subject: Dia Bras Exploration Inc.

Dear Madam, Sir:

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	Annual & Special
2.	Security Description of Voting Issue	Common Shares
3.	CUSIP Number	25244F109
4.	Record Date	April 24, 2006
5.	Meeting Date	May 30, 2006
6.	Meeting Location	Montreal, Quebec

Sincerely,

Computershare Investor Services Inc.
Agent for **Dia Bras Exploration Inc.**

c.c. **Dia Bras Exploration Inc.**



Services aux Investisseurs

1500, rue University bureau 700
Montréal (Québec)
H3A 3S8
Téléphone 514-982-7888
Télécopieur 514-982-7635
www.computershare.com

Canada
Afrique du Sud
Allemagne
Australie
États-Unis
Hong Kong
Îles anglo-normandes
Irlande
Nouvelle-Zélande
Philippines
Royaume-Uni

SEDAR # 3031

Le 15 mars 2006

Destinataire: L'Autorité des marchés financiers

Objet: Exploration Dia Bras inc.

Madame, Monsieur,

Veuillez prendre note des informations relatives à la prochaine assemblée des actionnaires de la compagnie précitée:

1.	Genre d'assemblée	Annuelle et spéciale
2.	Description de l'émission	Actions ordinaires
3.	Numéro du cusip	25244F109
4.	Date d'inscription	Le 24 avril 2006
5.	Date de l'assemblée	Le 30 mai 2006
6.	Endroit de l'assemblée	Montréal (Québec)

Sincèrement,

Services aux investisseurs Computershare inc.
Agent pour **Exploration Dia Bras inc.**

c.c. **Exploration Dia Bras inc.**





TSX Venture Exchange - DIB
No. 4 - 2006

DIA BRAS OUTLINES 2006 STRATEGIC OBJECTIVES

Montréal, February 28, 2006 - Dia Bras Exploration Inc. (DIB: TSX-V) announced today its 2006 objectives and strategy for exploration, production and potential acquisitions in the renowned Sierra Madre mining district of northern Mexico. The Company has a strengthened management team with a combined 124 years of technical experience in all aspects of exploration, mine development and project financing. This combination of skills and entrepreneurship bodes well for the Company's corporate development and growth.

A zinc-copper test-mining program at the cornerstone Bolivar property is currently generating positive cash flow that will help fund ongoing exploration to expand resources and advance the project to pre-feasibility stage by late 2006. The pre-feasibility stage will define the parameters for an eventual larger scale production including the construction of a mill on site.

The strategy of test-mining provides financial stability and reduces dilution risks. Dia Bras is currently well positioned to take advantage of high prices in base metals and is on track to produce 3,700 Dry Metric Tonnes (DMT) of zinc concentrates and 1,600 DMT of copper concentrates during the first quarter of 2006. This would generate gross revenues of approximately US$4 million, and estimated operating gross margin of US$1.5 million during that period. The company's total concentrate production is currently being sold to MRI Trading AG, a Switzerland based privately owned commodity trading company, pursuant to a standard concentrate purchase agreement. The Company's short term strategy is to expand its mill facility at Mal Paso, by doubling the plant capacity to 600 tpd from its current 300 tpd level. This could be achieved by the end of the year. The additional ore feed would come from already targeted strategic property acquisitions which could be brought into low scale mining production in limited timeframe. The Company has not completed a feasibility study and there is no certainty that the stated objectives will be met or that the operations will be profitable.

In conjunction with the test-mining program at Bolivar, the Company is drilling to expand the high-grade resources and test skarn-hosted targets elsewhere on the property. Bolivar is a district-scale property with potential for new discoveries, as confirmed by a recent technical field visit report by Professor Lawrence D. Meinert, a world-recognized expert in skarn mineralization. His report is available on the Company's website www.diabras.com (Bolivar Reports – Section).

Exploration will also test promising targets elsewhere on the project:

- The South Bolivar copper-magnetite skarn is a priority target. Drilling results given in earlier press releases show potential for a significant resource to be confirmed by an upcoming independent National Instrument 43-101 report currently in progress by Roscoe-Postle Associates

- El Gallo is one of several "mirror-image" Bolivar-type high grade copper-zinc skarns identified on the property, one of several skarns (including the Bolivar mine) that adjoins the South Bolivar skarn and may be of similar scale as Bolivar Mine.

- La Increible is a Cananea-type breccia-pipe target. Drilling has confirmed high-grade mineralization, with values up to 3% copper.

The *Promontorio* copper-gold property also offers potential for near-term pilot mining production and will be actively explored and evaluated in 2006. It hosts high-sulphidation, epithermal-style mineralization. The property is prospective for discoveries beyond existing specified resources and a drilling program will start in March.

The Company intends to build on its success in the Sierra Madre belt by evaluating potential acquisitions in the region. More than 15 projects are under study at this time and management will favor base metal properties with significant gold and silver credits with potential for near-term production that could be expanded through exploration and development programs.

With an expanded technical team and increased financial strength from test-mining activities, Dia Bras is positioned for an exciting period of growth. Mexico offers many advantages, including good geology, political and social stability, a favorable investment climate, and an enduring mining heritage.

The Company will be presenting at PDAC on Monday March 6 at 2:00 p.m. Come visit us at Booth #4031.

Dr. Thomas L. Robyn, Executive Chairman, is the Qualified Person for technical statements made in this release.

About Dia Bras

Dia Bras is a Canadian mining exploration company focused on precious and base metals in the State of Chihuahua, Mexico. The Company actively explores and develops two key projects - Bolivar and Promontorio - located in the Sierra Madre precious metal belt. The Company is traded on TSX Venture Exchange, under the symbol "DIB".

- 30 -

For further information, please contact:

Thomas Robyn
Executive Chairman
(514) 866-6001 ext. 241
tlrobyn@msn.com

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600
nicole.blanchard@isuncomm.com

If you would like to receive press releases via email please contact info@diabras.com
Please specify "Dia Bras press releases" in the subject line.



APPOINTMENT OF OFFICER AND GRANT OF OPTIONS

Montréal, February 7, 2005 - Dia Bras Exploration Inc. (DIB: TSX-V) announced today that Mr. Réjean Gosselin, President of the Company, was also appointed Chief Executive Officer. Mr. Thomas L. Robyn, PhD., who cumulated the positions of Chief Executive Officer and Chairman, was appointed Executive Chairman of the Company. As part of his responsibilities, Thomas Robyn will be the spokesperson to the investment community.

On February 2nd, 2006, the Board of Directors approved, subject to the approval of the shareholders at the annual and special meeting of shareholders of the Company to be held on May 30, 2005 and of regulatory authorities, an increase in the number of common shares provisioned for the Company's stock option plan. The approved maximum number of 8,100,000 common shares represents approximately 10% of the current number of shares issued and outstanding. The Board granted a total of 2,000,000 options to purchase common shares in the Company to its directors and 350,000 options to purchase common shares to officers who are not directors of the Company. In addition, 350,000 options to purchase common shares have been granted to employees of the Company and its Mexican subsidiaries. All options have an exercise price of $0.40 and an exercise period of five years.

About Dia Bras
Dia Bras is a Canadian mining exploration company focused on precious and base metals in the State of Chihuahua, Mexico. The Company actively explores and develops two key projects - Bolivar and Promontorio - located in the Sierra Madre precious metal belt. The Company is traded on TSX Venture Exchange, under the symbol "DIB".

- 30 -

For further information, please contact:

Thomas Robyn
Executive Chairman
(514) 866-6001 ext. 241
tlrobyn@msn.com

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600
nicole.blanchard@isuncomm.com

If you would like to receive press releases via email please contact info@diabras.com
Please specify "Dia Bras press releases" in the subject line.



TSX Venture Exchange - DIB
No. 02 - 2006

DIA BRAS: BOLIVAR PILOT MINING PROGRAM STARTS UP 2006 ON HIGH NOTE

Montréal, Québec - February 6, 2006 - Dia Bras Exploration Inc. (DIB: TSX-V) is pleased to announce the results of the Bolivar pilot mining program for January 2006. The mine is situated in Chihuahua, northern Mexico and the production is well on track to mill the forecasted 22,500 tons of ore at 10-12% Zn and 2-3% Cu during the first quarter 2006.

In January 2006, the Company benefited strongly from the increasing price of base metals while realizing its best mining and production results since the beginning of the pilot-mining program in the second quarter of 2005. In January, the Company processed 7,172 dry metric tons (DMT) of ore at its Malpaso Mill facility. This is the highest ore throughput achieved since the beginning of the pilot-program and the first time it reached and exceeded the 7,000 DMT plateau. This production level was achieved despite a ball-mill breakdown at the plant which affected production for fourteen days in mid-January. The January production value, based on current copper and zinc prices, is estimated at US$1,500,000 with estimated direct operation costs, including shipping of concentrate, of US$800,000. Cash flows from operations are used for exploration and development activities in South Bolivar and Promotorio, administrative expenses, capital costs and property payments.

During January, a total of 1,508 DMT of zinc concentrate and 482 DMT of copper concentrate was produced from 7,172 DMT of ore averaging 12.9% Zn and 2.58% Cu. Recovery rates were 93.77% for zinc and 75.18% for copper. The company's total concentrate production is currently being sold, to MRI Trading AG, a Switzerland based privately owned commodity trading company, pursuant to a standard concentrate purchase agreement.

The pilot-mining program provides essential data on costs, logistics, grade, recovery and metallurgy data that will serve for a feasibility study to be undertaken at the Bolivar property

About Dia Bras
Dia Bras is a Canadian mining and exploration Company focused on precious and base metals in the State of Chihuahua, northern Mexico. The Company continues exploration and the active development of its two key projects - Bolivar and Promontorio - in the world-renowned Sierra Madre mineral belt. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information, please contact:

Réjean Gosselin
President & Chief Executive Officer
(514) 866-6001 ext. 241
rgosselin@diabras.com

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600
nicole.blanchard@isuncomm.com

If you would like to receive press releases via email please contact info@diabras.com
Please specify "Dia Bras press releases" in the subject line.



TSX Venture Exchange - DIB
No. 01 - 2006

PRESS RELEASE

Dia Bras Bolivar pilot-mining program produced copper and zinc for more than US$1 million in December

---

Montréal, Québec - January 10, 2006 - Dia Bras Exploration Inc. (DIB: TSX-V) is pleased to announce that during the month of December 2005, it produced US$1,032,000 worth of combined copper and zinc concentrate from its pilot-mining program at the Bolivar mine in Chihuahua, northern Mexico. The production value is based on current copper and zinc prices.

During December, a total of 956 dry metric tons ("DMT") of zinc concentrate and 411 DMT of zinc concentrate were produced from 5,837 tons of ore averaging 2.49% Cu and 10.29% Zn. This production was achieved even though the company's mill was closed for eight days during the Christmas holiday. Recovery rates for copper improved from 76.78% in November to 79.95% in December. Zinc recovery rates were constant at 91.72% compared to 91.92% in November. Direct operation costs including shipping of concentrate are estimated at US$680,000 for the month of December. Cash flows from operation are used for exploration and development activities, administrative expenses, capital costs and property payments.

Pilot-mining program:
Since the beginning of its pilot mining program at the Bolivar mine, Dia Bras has produced 6,218 DMT of zinc concentrate and 2,608 DMT of copper concentrate from 50,371 tons of ore averaging 8.07% Zn and 1.89% Cu. The sale of the concentrates produced at the Malpaso mill amounted to US$4.4 million in 2005. Based on a standard concentrate purchase agreement, the totality of the company's concentrate production is being sold currently and throughout 2005, to Marc Rich + Co Investment AG, a privately owned, commodity trading company based in Switzerland.

The Company forecast is milling 22,550 tons of ore at 10-12% Zn and 2-3% Cu in the first quarter of 2006 to produce 3,700 DMT of zinc concentrate and 1,600 DMT of copper concentrate for gross sales of approximately US$4 million. Direct cash operating costs over that period are estimated at US$2.5 million.

The pilot-mining program provides essential costs, logistics, grade, recovery and metallurgical data that will serve for the upcoming feasibility study to be undertaken at the Bolivar property. Dia Bras will continue to drill with two underground rigs at the Bolivar Mine, and with two surface rigs at Bolivar-South, El Gallo and Increible to expand and characterize reserves.

A compilation of 2005 drilling results should be completed and published later this month.

Investor Relation Activities
The Company has selected Sun International Communications for the development and implementation of an international investor relations program. The managing partner of the group, Mrs. Nicole Blanchard, is a bilingual entrepreneurial manager with 20 years of experience in leading investor relations positions for North American and European companies.

Her knowledge of North American and European financial markets and her academic credentials in science and finance will be helpful to the company's management team.

Sun International Communications will provide investor relations services for an initial period that will run for twelve months, from January 3rd to December 31st, 2006. Cancellation by either party can be made by either party at any time with a 30 days written termination notice. Investor relations services will require a monthly fee of $6,000 plus authorized disbursements.

About Dia Bras
Dia Bras is a Canadian mining and exploration Company focused on precious and base metals in the State of Chihuahua, northern Mexico. The Company continues exploration and the active development of its two key projects - Bolivar and Promontorio - in the world-renowned Sierra Madre mineral belt. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information, please contact:

Réjean Gosselin
President
(514) 866-6001 ext. 241
rgosselin@diabras.com

or

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600
nicole.blanchard@isuncomm.com

If you would like to receive press releases via email please contact info@diabras.com

Please specify "Dia Bras press releases" in the subject line.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements:
Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

RECEIVED
2006 JUN 19 A 10:-1
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**ALTERNATIVE MONTHLY REPORT UNDER
PART 4 OF NATIONAL INSTRUMENT 62-103**

Reporting Issuer: **Dia Bras Exploration Inc. ("Issuer")**

Report for the end of: **November 2005**

(a) Name and address of the eligible institutional investor:

RAB Special Situations (Master) Fund Limited ("**Special Situations**")
P.O. Box 908 GT
Walker House Mary Street
George Town, Cayman Islands

(b) Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

Since the last report filed by Special Situations under Part 4 for the Issuer, there is a net increase in Special Situations' holdings of 2,500,000 common shares ("Shares") of the Issuer ("**Shares**") representing a net decrease of 4.27% in Special Situations' securityholding percentage for that class of the Issuer's securities.

(c) Designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

Special Situations holds 8,086,666 Shares and 3,000,000 warrants ("**Warrants**") of the Issuer (collectively the "**Securities**"). The Securities represent approximately 13.09% of the issued and outstanding Shares of the Issuer on a partially diluted basis (assuming exercise in full of all convertible securities of the Issuer held by Special Situations) ("**Partially Diluted Basis**").

(d) Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) (above) over which:

(i) *the eligible institutional investor, either alone or together with any joint actors, has ownership and control:*

See section (c) above.

(ii) *the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:*

Not applicable.

(iii) *the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:*

Not applicable.

(e) ***Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:***

Special Situations acquired the Securities for investment purposes only and not with the purpose of influencing the control or direction of the Issuer. Special Situations may in the future, subject to market conditions, make additional investments in or dispositions of the Issuer's securities. However, Special Situations does not intend to acquire 20% or more of any class of the outstanding voting or equity securities of the Issuer.

(f) ***General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:***

Special Situations subscribed for a total of 2,500,000 Shares of the Issuer at a price of Cdn.$0.20 per Share pursuant to the terms and conditions of a subscription agreement made between itself and the Issuer. The transaction took place off the market by way of private placement and closed on November 23, 2005.

(g) ***Names of any joint actors required in connection with this report:***

Not applicable.

(h) ***Description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:***

Not applicable.

(i) ***Eligibility to file reports under Part 4 in respect of the reporting issuer:***

Special Situations is eligible to file reports under Part 4 - Alternative Monthly Reporting System of National Instrument 62-103.

DATED this 8th day of December 2005.

RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED

By: (signed) "Joseph Jayaraj"
Name: Joseph Jayaraj
Title: Manager – Legal & Corporate


RECEIVED
2005 JUN 19 A 10: 21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


DIA BRAS
exploration

DIA BRAS EXPLORATION INC.

Interim Consolidated Financial Statements

Second Quarter ended September 30, 2005

(UNAUDITED)

NOTICE TO READERS OF THE UNAUDITED INTERIM FINANCIAL STATEMENTS:

The unaudited interim financial statements of Dia Bras Exploration Inc. for the six-month period ended September 30, 2005 have not been reviewed by the Company's external auditors.

THOMAS L. ROBYN, CHIEF EXECUTIVE OFFICER

LEONARD TEOLI, CHIEF OF FINANCIAL OPERATIONS

MONTRÉAL, QUÉBEC
NOVEMBER 28, 2005

Dia Bras Exploration Inc.
Consolidated Balance Sheets
(unaudited)

	As at September 30, 2005 (unaudited)	As at March 31, 2005 (audited)
	$	$
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	591,377	2,954,870
Short term deposit, maturing August 31, 2006, bearing interest at 1.5% per annum	15,000	15,000
Sales tax and other receivables	1,363,398	1,011,872
Ore and concentrate inventory	250,600	220,600
Temporary investment (note 5)	23,705	246,667
Prepaid expenses	15,593	8,819
	2,259,673	4,457,828
Property, plant and equipment (note 6)	6,149	14,027
Mining assets (note 7)	19,757,403	15,819,615
Deferred costs – Advance on royalty payment (note 8)	350,000	350,000
Intangible asset – Licence (note 9)	14,604	27,102
	22,387,829	20,668,572
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	694,798	289,749
Short term loan (note 10)	582,618	-
Obligation related to asset under capital lease	383,027	518,300
	1,660,443	808,049
SHAREHOLDERS' EQUITY		
Share capital (note 11)	22,421,601	20,782,703
Warrants (note 12)	5,837,051	6,165,776
Deficit	(9,277,489)	(8,468,556)
Contributed surplus (note 14)	1,746,223	1,380,600
	20,727,386	19,860,523
	22,387,829	20,668,572

Dia Bras Exploration Inc.
Consolidated Statements of Operations and Deficit
(unaudited)

	Three-month period ended September 30,		Six-month period ended September 30,	
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	$	$	$	$
INCOME				
Interest income	2,386	13,923	17,198	53,726
Gain on disposal of temporary investment	10,861	-	10,861	-
Unrealized gain on exchange	-	27,221	-	51,427
	13,247	41,144	28,059	105,153
EXPENSES				
Administrative expenses	128,131	96,156	237,817	166,528
Professional and consulting fees	83,344	19,761	86,230	29,254
Information to shareholders and trustee fees	71,439	81,857	109,794	102,217
Promotion expenses	7,653	55,272	30,695	115,829
Stock based compensation costs (note 12)	140,885	29,498	195,359	75,319
Amortization of property, plant and equipment	6,148	3,140	7,878	3,140
Amortization of intangible asset – licence	6,249	10,400	12,498	10,400
Write-down of temporary investment	-	-	18,334	-
Unrealized loss on exchange	40,899	-	138,387	-
	484,748	296,084	836,992	502,687
Net loss for the period	471,501	254,940	808,933	397,534
Deficit – Beginning of the period	8,805,988	5,924,143	8,468,556	5,780,742
Share and warrant issue expenses	-	(807)	-	-
Deficit – End of the period	(9,277,489)	(6,178,276)	(9,277,489)	(6,178,276)
Basic and diluted net loss per share	0.01	0.01	0.01	0.01
Basic and diluted weighted average number of outstanding shares	53,656,686	37,639,888	53,656,686	36,984,474

Dia Bras Exploration Inc.
Consolidated Statements of Cash Flows
(unaudited)

	Three-month period ended September 30, 2005 (unaudited)	2004 (unaudited)	Six-month period ended September 30 2005 (unaudited)	2004 (unaudited)
	$	$	$	$
CASH FLOWS FROM				
OPERATING ACTIVITIES				
Net loss for the period	(471,501)	(254,432)	(808,933)	(397,534)
Adjustments for				
Stock based compensation costs	140,885	29,948	195,359	75,319
Write-down of temporary investment	-	-	18,334	-
Gain on disposal of temporary investment	(10,861)	-	(10,861)	-
Amortization of property, plant and equipment	6,148	3,140	7,878	-
Amortization of intangible asset - licence	6,249	10,400	12,498	-
	(329,080)	211,902	(585,725)	(308,675)
Changes in non-cash working capital items (note 16)	54,005	(546,788)	(118,713)	(446,852)
	(275,075)	(758,690)	(704,438)	(755,527)
FINANCING ACTIVITIES				
Share capital issued (note 11)	1,262,189	73,562	1,320,438	523,729
Share and warrant issue expenses	-	807		-
Short term loan	582,807	-	582,807	-
	1,844,996	74,369	1,903,245	523,729
INVESTING ACTIVITIES				
Decrease in short-term deposit	-	-	-	3,500,000
Acquisition of property, plant and equipment	(199,422)	(875,426)	(339,656)	(1,340,850)
Purchase of intangible asset - licence	-	-	-	(50,000)
Increase in mining assets	(3,108,510)	(1,808,943)	(5,741,635)	(2,769,491)
Sales of concentrate	1,140,354	-	2,303,502	-
Disposal of temporary investment	215,489	-	215,489	-
Deposit on investment	-	(200,000)	-	(200,000)
	(1,952,089)	(2,884,369)	(3,562,300)	(860,341)
Translation adjustments on cash and cash equivalents	2,294	-	-	-
Increase (decrease) in cash and cash equivalents during the period	(379,874)	(3,568,690)	(2,363,493)	(1,092,139)
Cash and cash equivalents - At beginning of the period	971,251	7,183,642	2,954,870	4,707,091
Cash and cash equivalents - At end of the period	591,377	3,614,952	591,377	3,614,952



1 Nature of operations

The Company was incorporated under the Canada Business Corporations Act on April 11, 1996.

The Company has options to acquire interests in mining properties located in the Chihuahua District of Mexico which are presently at the exploration stage. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development, as well as future profitable production or alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

At the Bolivar mine property, the Company began a pilot-mining program as part of a prefeasibility study.

The Company has taken reasonable measures, in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers, and title may be affected, among other things, by undetected defects.

2 Basis of presentation and significant accounting principles

Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and use the same accounting policies and methods used in the preparation of the Company's most recent annual financial statements with the exception of the policy on intangible asset as described below. All disclosure required for annual financial statements have not been included in these financial statements. Therefore these statements should be read in conjunction with the September 30, 2005 audited financial statements.

Basis of consolidation

The consolidated financial statements of the Company include the accounts of the Company and of its wholly owned foreign subsidiaries, Dia Bras Mexicana S de R.L. de C.V., Servicios de Mineria de la Sierra S de R.L. de C.V., Nichromex S. de R.L. de C.V. and Asesores Administrativos y Recursos Humanos S. de R.L. de C.V.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.



Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances and short-term liquid investments with original maturities of three months or less.

Temporary investment

The temporary investment is recorded at the lower of cost and quoted market value.

Ore and concentrate inventory

Ore and concentrate inventory is recorded at the lower of cost and net realizable value.

Property, plant and equipment

Office equipment is recorded at cost and depreciated over its estimated useful life using the straight-line method over a three-year period.

Mining assets

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, exploration building and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

Costs and deferred exploration expenses

Exploration costs are deferred until the economic viability of the project has been established, at which time costs are added to mining properties, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertain as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from concentrate inventory sold from pilot mining before commencement of commercial production is shown as a reduction of related deferred exploration expenses.



Exploration building and equipment

The exploration building and equipment are recorded at cost.

Amortization of the exploration building and equipment is capitalized as deferred exploration expenses when related to a specific project. Amortization is computed using the following methods and rates or period:

	Method	Rate/Period
Buildings	Declining balance	10%
Equipment and rolling stock	Declining balance	30%
Computers and office furniture	Straight-line	3 years

Supplies inventory

Supplies inventory is recorded at the lower of cost and replacement value.

Deferred costs – Advance on royalty payment

Deferred costs in reference to the Nichromet licence are recorded at cost. They will be expensed as royalty payments when mineral production on properties covered by the agreement begins, on the basis of a 1% net smelter return royalty, or written off if the technology covered by the Nichromet licence is lost for non-performance.

Intangible asset – Licence

The licence is accounted for at cost and is amortized using the straight-line method over its finite useful life of two years.

Stock option plan and stock based compensation costs

The Company applied the fair value method to account for options granted to its employees, officers, directors and consultants. Any consideration paid on exercise of stock options is credited to share capital. The stock-based compensation cost is stated as per the periods of option acquisition. The contributed surplus resulting from the stock-based compensation is transferred to the declared share capital when the options are exercised.

Foreign currency translation

Foreign currency

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the year-end exchange rates. Other assets and liabilities as well as items from the consolidated statements of operations are translated at the rates of exchange in effect on each transaction date. Gains and losses on translation are included in income.



Foreign operations

The Company's subsidiaries are considered to be integrated. As a result, the subsidiaries' accounts are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical rates. Revenues and expenses are remeasured at the average rate for the period. Gains and losses resulting from remeasurement are reflected in the consolidated statement of operations.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the accounting and tax bases of assets and liabilities using enacted income tax rates expected to be in effect in the fiscal year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets when it is more likely than not that some or all of such assets will not be realized.

Share and warrant issue expenses

Share and warrant issue expenses are accounted for in the year in which they are incurred and recorded as an increase in deficit in the year in which the shares are issued.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the weighted average number of shares outstanding during the year based on the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities.

The diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the stock options and other dilutive securities.

Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk-free interest rate.

3 Financial instruments

Fair value

The Company has determined the estimated fair value of its financial instruments based on estimates and assumptions. The actual results may differ from those estimates and the use of different assumptions or methodologies may have material effects on the estimated fair value amounts.

The fair value of cash and cash equivalents, short-term deposit, sales tax and other receivables and accounts payable and accrued liabilities is comparable to their carrying value due to the relatively short period to maturity of the instruments.

Interest rate risk

The Company's sales tax and other receivables and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable rates. The short term loan financing costs were implemented based on a concentrate treatment charge increase of US$1.00 per ton.

4 Business acquisition

In June 2004, the Company acquired 100% of the shares of Perforaciones Mineras Ram S.A. for a cash consideration of $150,000. The transaction was recorded using the purchase method whereby the purchase price was allocated to the machinery and equipment based on their estimated fair value at the date of the transaction. This company is currently inactive and has no asset.

5 Temporary investment

	September 30, 2005 (unaudited)	March 31, 2005 (audited)
	$	$
Ecu Silver Mining Inc. ("Ecu Silver")		
95,166Common shares quoted market value	23,705	246,667

(March 31, 2005; 916,666 common shares - quoted market value $246,667)

Acting as sub-licensing agent for Nichromet Extraction Inc. ("Nichromet") in Mexico (note 8), in October 2004 the Company signed an agreement with Ecu Silver for the acquisition by Ecu Silver of the right to use the Nichromet technology for its mining projects in Mexico in consideration for 1,000,000 common shares, of which 500,000 will be issued when production begins, and a 1.5% net smelter royalty ("NSR"). The total consideration is shared equally with Nichromet. As such, only 250,000 common shares have been recorded as income in the amount of $92,500 in the consolidated statement of operations using the fair market value, at the transaction date, of the common shares received from Ecu Silver.

As part of this transaction, the Company made a private placement of $200,000 in consideration for 666,666 units of Ecu Silver, each unit comprising one common share and one common share purchase warrant entitling its holder to subscribe to one common share of Ecu Silver at a price of $0.39 until August 10, 2006. The proceeds of the private placement will be used by Ecu Silver for the installation of a metallurgical laboratory to test samples using the Nichromet technology. Moreover, the Company will have the right to use the metallurgical laboratory, and any pilot plant that may be built subsequently, at cost plus 10%.

6 Property, plant and equipment

	September 30, 2005 (unaudited)			March 31, 2005 (audited)
	Cost	Accumulated amortization	Net	Net
	$	$	$	$
Canada				
Office equipment	20,757	14,608	6,149	14,207

7 Mining assets

	September 30, 2005 (unaudited)	March 31, 2005 (audited)
	$	$
Costs and deferred exploration expenses (a)	13,840,279	10,197,775
Exploration building and equipment (b)	4,354,063	4,561,913
Supplies inventory	1,160,200	773,960
Deposits on future mining assets	402,861	285,967
	19,757,403	15,819,615

a) Costs and deferred exploration expenses

	Costs		Deferred exploration expenses		Total	
	September 30 2005 (unaudited)	March 31 2005 (audited)	September 30 2005 (unaudited)	March 31 2005 (audited)	September 30 2005 (unaudited)	March 31 2005 (audited)
	$	$	$	$	$	$
Mexico						
(Chihuahua District)						
Bolivar Project (options)						
Bolivar Mine (i))	1,432,222	1,223,855	7,783,506	4,505,523	9,215,728	5,729,378
Piedras Verdes (ii))	226,175	226,175	2,072,362	2,072,362	2,298,537	2,298,537
Santa Maria (iii))	133,495	133,495	269,657	269,657	403,152	403,152
San José (iii))	74,864	74,864	271,504	271,504	346,368	346,368
El Cumbre	43,449	43,449	110,987	110,987	154,436	154,436
Mezquital	23,336	23,336	99,105	99,105	122,441	122,441
La Cascada	8,282	8,282	133,577	133,577	141,859	141,859
Val	2,560	2,560	100,928	100,928	103,348	103,488
Other	23,682	23,682	33,714	33,714	57,396	57,396
Promontorio Project (options)						
Promontorio and Hidalgo (iv))	135,702	61,147	800,881	718,832	936,583	779,979
El Magistral (v))	60,741	60,741	-	-	60,741	60,741
	2,164,508	1,881,586	11,675,771	8,316,189	13,840,729	10,197,775



	Six-month period ended September 30, 2005 (unaudited)	Year-ended March 31, 2005 (audited)
	$	$
Costs and deferred exploration expenses		
Balance at beginning of period	10,197,775	2,552,001
Costs and deferred exploration expenses		
Property acquisition and related costs	282,922	1,493,588
Sampling	95,347	415,509
Geology consulting	361,398	633,696
Geophysical survey	27,927	122,515
Drilling and mining development	896,378	2,665,572
Pilot milling	854,295	335,393
Supervision and local administrative costs	746,651	647,934
Transportation costs	1,734,950	946,510
Road	-	187,761
Camp costs	196,908	133,306
Capitalized amortization of exploration building and equipment	547,506	356,161
Stock compensation costs (note 12)	159,999	410,135
	5,946,006	8,348,080
Write-off of mining assets ((vi) and (vii))	-	(481,706)
Concentrate inventory and net sale proceeds	(2,303,502)	(220,600)
	3,642,504	7,645,774
Balance at the end of period	13,840,279	10,197,775

Mexico

i) Bolivar mine

In August 2004, the Company entered into a commercial agreement with the owners of the Bolivar mine property (Bolivar III and Bolivar IV(iii)). The agreement provides for the acquisition by the Company of 100% of the Bolivar mine property for a consideration of US$1.2 million payable over a two-year period. The remaining payments are as follows:

	$US
2006 March	162,500
2006 September	162,500

ii) Piedras Verdes

During the year ended March 31, 2004, the Company entered into an option agreement whereby the Company would acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. The remaining payments are as follows:

	$US
2005 December	65,000
2006 December	20,000

iii) Santa Maria and San José Projects

In July 2003, the Company entered into an option agreement with El Paso Partners, Ltd. ("EPP") whereby the Company can acquire a cumulative interest of up to 100% in certain gold, silver and base metal properties by incurring exploration expenditures of US$4,000,000 and making additional cumulative payments of up to US$340,000 as follows:

	Santa Maria $ US	**San José $ US**
2006 January	20,000	20,000
2006 July	37,500	37,500
2007 January	37,500	37,500
2007 July	37,500	37,500
2008 January	37,500	37,500

Starting July 2008, the Company would pay a yearly advance royalty payment of US$62,500 and US$75,500 for the Santa Maria and San José properties respectively.

During the year ended March 31, 2005, the Company signed an addendum to the purchase option agreement with EPP. Under the terms of the agreement, a 3% NSR and other additional payments (bonanza clause) were applicable to all properties in a defined area of interest. The addendum provides for the exclusion of the Bolivar, Bolivar III, Bolivar IV, La Charaparrita and Piedras Verdes properties from the defined area of interest. The Company therefore repurchased the 3% NSR and the bonanza clause applicable to the above-mentioned properties in consideration for the issuance of 300,000 common shares to EPP (note 10).

iv) Promontorio and Hidalgo properties

In May 2004, the Company entered into a purchase option agreement whereby it could earn a 100% interest in the Promontorio and Hidalgo properties by paying to the vendors a total of US$3,000,000. The remaining payments are as follows:

	$ US
2006 June	100,000
2007 June	150,000
2008 June	150,000
2009 June	2,500,000

v) El Magistral

In November 2004, the Company entered into a purchase option agreement whereby the Company can purchase a 100% interest in the El Magistral property by paying US$1,000,000, including US$50,000 at the signing of the agreement.

The property is subject to a 1.5% NSR, up to a maximum of US$1,500,000.

The remaining payments are as follows:

	$ US
2005 November	75,000
2006 November	75,000
2007 November	100,000
2008 November	200,000
2009 November	500,000

vi) El Oro and PC 1135 properties

As part of the agreement to acquire the El Oro and PC 1135 properties, the Company was to issue 500,000 common shares to the vendor. Following the initial exploration programs on the properties, the Company tried to renegotiate the terms of agreement but without success. Therefore, these projects have been abandoned and consequently, the 500,000 common shares will not be issued. All costs and deferred exploration expenses allocated to those projects amounting to $201,128 were written off during the year ended March 31, 2005.

Canada

vii) Wawa

During the year ended March 31, 2005, the Company abandoned its option on the MacKaskill and Magpie properties in the Wawa region where work obligations had not been met. Accordingly, the Company recorded a write-off of mining assets amounting to $280,578.



b) Exploration building and equipment

			September 30, 2005 (unaudited)	March 31, 2005 (audited)
	Cost $	Accumulated amortization $	Net $	Net $
Mexico				
Building				
Plant under capital lease	1,140,322	53,325	1,086,997	907,077
Camp	397,346	50,913	346,433	364,573
Machinery and equipment	2,154,392	442,976	1,711,416	1,938,966
Rolling stock	1,298,470	287,478	1,010,992	1,188,241
Computers and office furniture	267,199	68,974	198,225	163,056
	5,257,729	903,666	4,354,063	4,561,913

8 Deferred costs – Advance on royalty payment

On August 26, 2003, the Company acquired from Nichromet the rights of a licence for the use and marketing of a metallurgical extractive technology for Mexico in consideration for a 1% NSR payment on all mineral production using the technology from any of the Company's Mexican properties. As part of the agreement, the Company made a non-refundable royalty advance of $350,000. If the technology covered by the Nichromet licence is lost for non-performance, the deferred costs will be written off.

In addition, the agreement gives the right to the Company to act as an agent for the purpose of sourcing the licence to third parties in Mexico. Any consideration received will be shared equally with Nichromet.

9 Intangible asset - Licence

		September 30, 2005 (unaudited)		March 31, 2005 (audited)
		Accumulated amortization $	Net $	Net $
Licence	50,000	35,396	14,604	27,102

In April 2004, the Company entered into a two-year licensing agreement with Diagnos Inc., the owner of a proprietary software (the "Technology") used in the field of data mining and which provides interpretations of databases generated by geophysical surveys, satellite imagery and geochemical analysis. The cost of the licence is $50,000 for the territory of Mexico. The licence gives the Company access to the Technology in order to apply it to data generated from its Mexican properties.

10 Short term loan

In August 2005, the Company negotiated with the buyer of its concentrate a revolving facility in the amount of US$500,000. The facility is alternately obtained by tranches of US$250,000 through the issuance of a holding certificate for 6,000 DMT of zinc/copper ore in the name of the financing bank and reimbursed from the delivery of zinc concentrate. The loan must be repaid in full in December 2005. Financial costs will be absorbed by a US$1.00 per ton increase of the concentrate treatment charges for the first 30,000 tonnes of zinc concentrate delivered after implementation of the loan facility.



11 Share capital

Authorized

An unlimited number of common shares without par value

Issued

Changes in the Company's share capital were as follows:

	Six-month period ended September 30, 2005 (unaudited)		Year ended March 31, 2005 (audited)	
	Number of shares	**Amount $**	**Number of shares**	**Amount $**
Balance at the beginning of the period	51,457,477	20,782,703	35,714,991	13,546,277
Issued and paid in cash (i)	-	-	12,002,068	9,001,551
Less: Value of warrants (i)	-	-	-	(2,880,496)
Issued following exercise of stock options	-	-	37,084	5,563
Issued following exercise of warrants	7,767,292	1,638,898	3,203,334	860,808
Issued for acquisition of mining assets	-	-	200,000	24,000
Issued to repurchase royalties (note 7(a) (iii))	-	-	300,000	225,000
Balance at the end of period	59,224,769	22,421,601	51,457,477	20,782,703

i) In November 2004, the Company completed private placements of 12,002,068 units at a price of $0.75 per unit for total proceeds of $9,001,551. Each unit comprises one common share and one common share purchase warrant entitling its holder to purchase one common share at a price of $0.90 until November 2006. Finder's fees totalling $568,102 were paid in cash.

The fair value of the common share purchase warrants was estimated using the Black-Scholes option pricing model based on the following assumptions: dividend yield - 0%, volatility - 119%, risk-free interest rate - 4.5%, and an expected life of two years. As a result, the fair value was estimated at $2,880,496.



12 Warrants

Changes in the Company's outstanding common share purchase warrants were as follows:

	Six-month period ended September 30, 2005 (unaudited)		Year ended March 31, 2005 (audited)	
	Number of warrants	Amount $	Number of warrants	Amount $
Balance at the beginning of period	29,125,399	6,165,776	20,326,665	3,433,838
Issued as part of private placement of units (note 11(i))	-	-	12,002,068	2,880,496
Exercised	(7,767,292)	(318,460)	(3,203,334)	(148,558)
Expired	(250,375)	(10,265)	-	-
Balance at the end of period	21,107,732	5,837,051	29,125,399	6,165,776

Outstanding common share purchase warrants, entitling their holders to subscribe to an equivalent number of common shares, were as follows as at September 30, 2005:

Exercise price $	Number of warrants	Expiry Date
0.84	1,406,250 (1)	October 2005
0.94	2,779,445 (1)	November 2005
2.50	4,919,969	December 2005
0.90	12,002,068	November 2006
	21,107,732	

(1) Those warrants expired at their respective expiry dates.



13 Stock option plan

The Company maintains a stock option plan (the "Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors or consultants options to acquire common shares of the Company on such terms and at such exercise prices as may be determined by the Board. The Plan provides that the maximum number of common shares in the capital of the Company that may be reserved for issuance under the Plan shall be equal to 5,900,000 common shares and that the maximum number of common shares which may be reserved for issuance to any one optionee pursuant to a share option may not exceed 5% of the common shares outstanding at the time of grant.

The options must be exercised within five years of grant. The exercise price may not be lower than the market price of the common shares at the time of grant. The options have a vesting period of 18 months: 25% at the date of grant and 12.5% for the following six quarters.

A summary of changes in the Company's stock options outstanding is presented below:

	Six-month period ended September 30, 2005 (unaudited)		Year ended March 31, 2005 (audited)	
	Number of options	**Average exercise price $**	**Number of options**	**Average exercise price $**
Beginning of period	3,046,250	0.79	1,283,959	0.81
Granted	1,940,000	0.29	1,870,000	0.76
Exercised	-	-	(37,084)	0.19
Expired or cancelled	-	-	(70,625)	0.41
End of period	4,986,250	0.60	3,046,250	0.79



Exercise price	Number of options Outstanding	 Exercisable	Expiry date
0.15	6,250	6,250	February 2008
0.85	1,180,000	1,180,000	October 2008
1.30	40,000	40,000	January 2009
0.75	1,320,000	990,000	August 2009
0.75	500,000	250,000	February 2010
0.30	1,790,000	447,500	September 2011
0.22	150,000	37,500	September 2011
	4,986,250	2,951,250	

The Company accounted for options granted using the fair value method. Total stock-based compensation costs for the six-month period ended September 30, 2005 amounted to $355,358, including $159,999 capitalized to mining assets as part of the Chihuahua project costs on the basis that the options were granted to officers and consultants involved exclusively in the exploration program in Mexico. The balance of $195,359 was charged to operations.

The weighted average of estimated fair value of each option granted was estimated using the Black-Scholes option pricing model based on the following assumptions:

	Six-month period ended September 30, 2005 (unaudited)	Year ended March 31, 2005 (audited)
Average dividend per share	nil	nil
Estimated volatility	102%	105%
Risk-free interest rate	3.5%	3.8%
Expected life of options granted	4 years	4 years
Option price	$0.29	$0.75
Weighted average of estimated fair value of each option granted	$0.21	$0.53



14 Contributed surplus

	Six–month period ended September 30, 2005 (unaudited) $	Year ended March 31, 2005 (audited) $
Balance at beginning of period	1,380,600	480,675
Stock-based compensation cost (note 13)	355,358	899,925
Warrants expired	10,265	-
Balance at end of period	1,746,223	1,380,600

15 Asset retirement obligations

As of September 30, 2005, the Company has not recognized any asset retirement obligation as it does not have sufficient information to determine a realistic obligation maturity schedule. A liability stemming from any asset retirement obligation will be recorded in the period in which there is sufficient information to establish an obligation maturity schedule.

16 Statements of cash flows

The changes in non-cash working capital items are as follows:

	Six-month period ended September 30, 2005 (unaudited) $	Year-ended March 31, 2005 (audited) $
Sales tax and other receivables	(351,526)	(906,014)
Concentrate inventory	(30,000)	(220,600)
Prepaid expenses	(6,774)	18,068
Short term liabilities	269,587	84,801
	(118,713)	(1,023,745)



17 Related party transactions

Related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

During the six-month period ended September 30, 2005, companies controlled by officers of the Company charged consulting fees amounting to $214,534 ($156,875 for the corresponding period in 2004), including $140,340 capitalized to deferred exploration costs (2004 - $136,168).

During the six-month period ended September 30, 2004, a company controlled by a director charged sampling and analysis costs amounting to $11,431 which were capitalized to mining assets (2005 -$nil).

18 Commitment

In February 2004, the Company and two other companies jointly signed a five-year lease for office premises. The annual rent of approximately $150,000 is divided equally among the three companies.

19 Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

20 Subsequent event

In November 2005, the Company completed private placements of common shares whereby the company issued a total of 22,500,000 common shares at a price of $0.20 per share for a total consideration of $4,500,000. The net proceeds of this private placement will be used to improve the Malpaso mill - increasing the capacity by about 10% and improving the recovery and the quality of the copper and zinc concentrates currently being produced. Capital will also be expended on mine development, transportation upgrades and to cover operating expenses while concentrate production increases on the pilot-mining program at the Bolivar mine.

Exploration Dia Bras inc.
630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514) 866-6001
Télécopieur : (514) 866-6193


RECEIVED
2006 JUN 19 A 10:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

VIA SEDAR

Le 29 novembre 2005

DESTINATAIRE : AUTORITÉ DES MARCHÉS FINANCIERS

Objet : Exploration Dia Bras inc.

Madame, Monsieur,

Nous désirons vous confirmer que le matériel suivant a été envoyé le 29 novembre 2005, par courrier affranchi, à tous les actionnaires inscrits et non-inscrits de la société dont les noms apparaissent sur la liste d'envoi supplémentaire, tel que défini dans la *Norme canadienne 54-101* :

ÉTATS FINANCIERS CONSOLIDÉS INTERMÉDIAIRES (non vérifié)
DEUXIÈME TRIMESTRE TERMINÉ LE 30 SEPTEMBRE 2005.

Veuillez agréer, Madame, Monsieur, nos salutations distinguées.

EXPLORATION DIA BRAS INC.

Leonard Teoli
Chef des opérations financières




RECEIVED
2006 JUN 19 A 10: -!
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TSX Venture Exchange - DIB
No. 22 - 2005

BIA BRAS ANNOUNCES A RECORD MONTH FROM ITS PILOT MINING PROGRAM AT BOLIVAR

Montréal, Québec - December 7, 2005 - Dia Bras Exploration Inc. (DIB: TSX-V) is pleased to announce another record month in terms of production and sales of concentrate of its pilot-mining program at the Bolivar mine in Chihuahua, Mexico.

During November, the combined zinc and copper concentrate production amounted to 1,390 dry metric tons ("DMT") (364 DMT of copper concentrate and 1,026 DMT of zinc concentrate) for a production value of over US$900,000, as the company benefits from the constant rise of the copper and zinc market price. This represents an increase of 38.4% over the October production value.

These production figures have been achieved even though the ore throughput at the Malpaso mill remained under the mill's full capacity due the transportation problem encountered in October which also affected the start of the November production. However, the mill ran close to full capacity during the last two weeks for a final November throughput of 6,027 tonnes, which represents an increase of 26.6% over October.

The monthly average grades of ore processed where 2.18% for copper and 10.46% for zinc, a slight reduction from October's grades of 2.43% Cu and 12.45% Zn, due to mining at the fringe of the Brecha Linda.

November average rates for copper and zinc were 76.78% and 91.92% respectively. Recovery rate is improving and the Company anticipates reaching 85% for copper by the end of the year.

The Company expects mill throughput of about approximately 5,200 tonnes in December due to seasonal shutdown of the mill for the Christmas period, with grades similar to those of October and November.

About Dia Bras
Dia Bras is a Canadian mining and exploration Company focused on precious and base metals in the State of Chihuahua, northern Mexico. The Company continues exploration and the active development of its two key projects - Bolivar and Promontorio - in the world-renowned Sierra Madre mineral belt. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information, please contact:

Réjean Gosselin
President
(514) 866-6001 ext. 241
rgosselin@diabras.com

or

CHF Investor Relations
Linda Armstrong, Vice President
416-868-1079, Ext 229, linda@chfir.com

If you would like to receive press releases via email please contact info@diabras.com

Please specify "Dia Bras press releases" in the subject line.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements: *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*



TSX Venture Exchange - DIB
No. 21 - 2005

DIA BRAS CLOSES OVERSUBSCRIBED $4.5 MILLION PRIVATE PLACEMENT

Montréal, Québec, November 29th, 2005 - Dia Bras Exploration Inc. (TSX-V:DIB) is pleased to announce that it has closed its previously announced private placements for a total amount of $4.5 million (see press releases dated November 3 and 21, 2005) and has issued 22,500,000 common shares at a subscription price of $0.20. No warrants were issued as part of these private placements. The shares issued will bear a legend indicating a hold period of four (4) months following the closing of the placements. After taking into consideration these private ·placements, the Company has 81,724,769 common shares issued and outstanding.

The net proceeds will be used for additional capital expenditures relating to transportation and milling activities, development and exploration activities, future property payments and working capital needs both in Mexico and at the corporate level.

About Dia Bras
Dia Bras is a Canadian mining and exploration Company focused on precious and base metals in the State of Chihuahua, northern Mexico. Dia Bras commenced producing and selling copper and zinc concentrates in May 2005. The Company continues exploration and the active development of its two key projects - Bolivar and Promontorio - in the world-renowned Sierra Madre mineral belt. The Company trades on the TSX Venture Exchange, under the symbol "DIB". Please visit the Company's website at www.diabras.com.

-30-

For further information, please contact:

Réjean Gosselin
President
(514) 866-6001 ext. 241
rgosselin@diabras.com

or

CHF Investor Relations
Linda Armstrong, Vice President
416-868-1079, Ext 229, linda@chfir.com

If you would like to receive press releases via email please contact info@diabras.com
Please specify "Dia Bras press releases" in the subject line.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements: Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.


RECEIVED
2006 JUN 19 A 10:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


DIA BRAS
exploration

DIA BRAS EXPLORATION INC.

MANAGEMENT DISCUSSION AND ANALYSIS

Second Quarter ended September 30, 2005

(UNAUDITED)

MANAGEMENT DISCUSSION AND ANALYSIS

This management discussion and analysis follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the interim unaudited financial statements and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in this MD&A are expressed in Canadian dollars.

This MD&A contains forward-looking statements that express, as at the date of this report, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward looking statements are reasonable, but involve a number of risks and uncertainties and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcome and results may differ materially from those expressed in these forward looking statements and readers should not place undue reliance on such statements.

1.1 DATE:

This Management discussion and analysis for the six-month period ended September 30, 2005 is as of November 28, 2005.

1.2 OVERALL PERFORMANCE:

Dia Bras Exploration Inc. (the "Company") is a mining exploration company with rights and options on 22 properties covering 12,027 hectares in the State of Chihuahua in Mexico.

During the three-month period ended September 30, 2005, all activities of the Company focused on the Bolivar mine project. The Company continued its pilot mining program and as at September 30th, 2005, total combined sales of zinc and copper concentrate produced from the Bolivar mine amounted to $2,303,502. The program has yet to generate positive cash-flow from its operation.

The Company is not considered to be in commercial production since there are no reserves and the economic status of the project has not been established.

Bolivar property:

As mentioned, the Bolivar property remains the main exploration target in the Cieneguita region where the Company has spent to date over $7 million in exploration and development costs, net of sales of concentrate.

The Company continued work to increase the Malpaso mill capacity, which reached 300 tpd in September 2005. The expected average production capacity with the mill operating 26 days per month, is 270 tpd.

This pilot program will provide important production cost data which will be useful at the pre-feasibility study stage. The average grade of ore milled during the quarter ended September 30, 2005, mainly composed of development ore, was below expectations at 1.51% copper and 5.98% zinc and this had a negative impact on the Company's consolidated cash position. The grades started increasing at the end of September and averaged 2.43% for copper and 12.4% for zinc in October. The Company processed 17,780 tons of ore during the quarter, including 6,624 tons in September when it reached the highest productivity since the start of the program. The Company still intends to finance the development and exploration program at the Bolivar mine and in the Bolivar area with the

cash flows resulting from the production of copper and zinc concentrate. However, in order to generate sufficient funds to achieve that goal, the Company needs to access, mine and process high grade ore on a steady basis in the coming months.

Promontorio:

With the actual focus on the Bolivar project, and in order to manage its financial resources, management has decided to stop, on a temporary basis, the exploration work at Promontorio. However, management still has high expectations concerning the exploration on Promontorio and is looking at different strategies to develop this potential as soon as possible.

Outlook:

Base metal, copper and zinc market prices are carrying on their spectacular rise. Copper is currently trading over US$2.00/lb and zinc around US$0.73/lb. The Company is in an excellent position to benefit from the current high prices.

Management is currently analyzing the results from its pilot mining operation in order to increase its productivity and benefit from the actual market conditions. The Company incurred transportation and mining problems which contributed to lower than expected ore throughput in October and November 2005 and therefore the Company cash position. In November 2005, the Company completed a series of private placements totaling $4.5 million which will be used for additional capital expenditures relating to transportation and milling activities, development and exploration activities, future property payments and working capital needs both in Mexico and at the corporate level.

The objectives for 2005-2006 remain as follows:

- Mine higher grade ore at Bolivar Mine to self finance exploration and development activities. (Grades have considerably increased since the end of September).
- Undertake a regional exploration program to locate additional ore deposits on the Bolivar property.
- Pursue exploration at Bolivar Mine to secure 300-500,000 tonnes of high grade copper-zinc ore and commission a feasibility study in late 2006 directed at constructing a large mill on the mine site.
- Launch an exploration program at Promontorio to expand the known resource, evaluate the new discovery area, and bring the property to production.

1.3 SELECTED ANNUAL INFORMATION:

	Year ended March 31 (Audited)		
	2005 $	2004 $	2003 $
Sales	-	-	-
Write-off of mining assets	481,706	-	-
Net loss	2,095,804	1,176,702	685,484
Net loss per share	0.05	0.05	0.07
Total assets	20,668,572	11,910,623	163,164
Working capital	3,649,779	8,139,983	32,241
Cash and cash equivalents	2,954,870	4,707,091	96,747

1.4 RESULTS OF OPERATIONS:

Results of the pilot-mining program at Bolivar

The production at the Malpaso mill increased to 6,624 tonnes during September when 258 dry metric tons (DMT) of copper concentrate and 601 DMT of zinc concentrate were produced. Mining has entered the Brecha Linda zone on Level 1, a zone of high grade copper-zinc mineralization that has been a primary target for access during development and ore is being removed from three stopes. Mining also continues on Level 4 from the Foto Manto zone. Brecha Linda and Foto Manto ore is being milled at an averaged 2.21% Cu and 11.5% Zn since October 1st, 2005.

As at September 30, 2005, a total of 33,746 tonnes of ore had been processed at the Malpaso mill at an average head grade of 1.79% Cu and 6.62% Zn. Total production amounted to 3,320 DMT of zinc concentrate and 1,534 DMT of copper concentrate for total sales of $2,303,502 including $1,140,354 during the quarter ending September 30, 2005. The average recovery rate is 83.74% for zinc and 73.76% for copper.

As at September 30, 2005, the Company had ore and concentrate inventories valued at $250,600. During pre-commercial production phase, all income from the pilot-mining program is accounted for as a deduction against deferred exploration expenses on the balance sheet.

Acquisition of the Malpaso Mill

In September 2005, the Company has exercised its option to acquire the Malpaso mill. Remaining monthly payments of US$25,000 per month will be paid over the next eleven months. The Company controls all operations at the mill. Since the start-up of the pilot program, the mill capacity has been increased from 100 tpd to 300 tpd. The mill is expected to process 7,500 tonnes per month starting in early 2006.

1.5 SUMMARY OF QUARTERLY RESULTS:

Quarter ended	Net loss	Net loss per share
	$	$
September 30, 2005	471,501	0.01
June 30, 2005	337,432	0.01
March 31, 2005	496,456	0.01
December 31, 2004	1,201,814	0.02
September 30, 2004	254,940	0.01
June 30, 2004	142,594	0.01
March 31, 2004	521,083	0.02
December 31,2003	540,914	0.03

During the quarter ended September 30, 2005, the Company incurred a loss of $471,501 ($0.01 per share) (cumulative loss of $808,933 for the six-month period) compared to a loss of $254,940 ($0.01 per share) (cumulative loss of $397,534) for the same period in 2004. This loss includes a stock-based compensation non cash cost of $140,885 and an unrealized loss on currency exchange of $40,899 on monetary items in Mexico. All other costs are corporate related expenses.

The increase in administrative expenses is due to the increase in personnel including the hiring of a chief financial officer and accounting and technical information employees on a full time basis.

The increase in professional and consulting fees compared to the last quarter is due to an accrual for part of the 2005 year end audit ($50,000) and the final 2004 audit billing. The remaining portion of the provision for year end audit will be accounted for in the next quarter. Promotion expenses were lower during the quarter due to the timing of targeted activities. In 2004, promotion expenses were significantly higher due to a European tour which had been organized to showcase the Company projects. Those activities had been followed up by the closing in November 2004, of private placements exceeding $9 million.

1.6 LIQUIDITY:

As at September 30, 2005, the Company has a working capital of $673,230 including $591,377 in cash and cash equivalent compared to $ 3,649,779 as at March 31, 2005, including $2,954,870 in cash and cash equivalent.

During the quarter, the Company raised $1,262,189 following the exercise of 7,424,645 warrants.

As at September 30, 2005, sales tax and other receivables amount to $1,363,399 and are mostly comprised of Mexican recoverable input tax credit. The Company is still facing delays in recovering the IVA (local sales tax) however it still expects full recovery shortly. The Company is regularly monitoring with local Mexican tax authorities as the tax credit represents an important amount of funds unavailable.

During the quarter, following a decrease of its liquidity, the Company completed several transactions. The Company negotiated with the buyer of its concentrate a revolving credit facility in the amount of US$500,000. The facility is alternately obtained by tranches of US$250,000 through the issuance of a holding certificate for 6,000 DMT of zinc/copper ore in the name of the financing bank and reimbursed from the delivery of zinc concentrate. The loan must be repaid in full in December 2005. Financial costs are absorbed by a US$1.00 per ton increase of the concentrate treatment charges for the first 30,000 tonnes of zinc concentrate delivered since the implementation of the loan facility.

It also disposed of 821,500 common shares of Ecu Silver Mining Inc. (temporary investment) for total proceeds of $215,489..

Current liabilities also include the obligation related to the plant under capital lease for which the Company has exercised its purchase option.

1.7 CAPITAL RESOURCES:

The availability of funds is highly dependent upon the capital markets. The main source of financing of the Company is the issuance of equity shares. In November 2005, the Company completed a series of private placements of common shares. A total of 22,500,000 common shares at a price of $0.20 per share were issued for a total consideration of $4,500,000. The net proceeds of this private placement will be used to improve the Malpaso mill by increasing the capacity by about 10% and improving the recovery and the quality of the copper and zinc concentrates currently being produced. Capital will also be expended on mine development, transportation upgrades and on the pilot-mining program at the Bolivar mine until it reaches positive cash flow.

As at September 30, 2005, there were 21,107,732 warrants outstanding expiring between October 2005 and November 2006 at an average exercise price of $1.27. None of these warrants were exercised and some warrants have expired (See section 1.13 ii).

The Company still intends to self-finance its exploration and development effort with the cash flow generated from its pilot-mining program at the Bolivar property.

Financial commitment:

The Company's financial commitments are as follow:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is equally divided among the three companies.
- Property payments;

In order to exercise its various options on the properties, the Company will have to make the following payments:

2005	$US 140,000
2006	$US 635,500
2007	$US 400,000
2008	$US 550,000
2009	$US 3,125,000

1.8 OFF-BALANCE:

The Company did not enter into any off balance sheet arrangement.

1.9 RELATED PARTY TRANSACTIONS:

During the six-month period ended September 30, 2005, companies controlled by officers of the Company charged consulting fees amounting to $214,534 (2004 - $156,875), including $140,340 capitalized to deferred exploration expenses (2004 - $136,168). There is no balance owing to these companies as at September 30, 2005.

During the six-month period ended September 30, 2004, a company controlled by a director of the Company charged $11,431 for sample analysis. These costs were capitalized as deferred exploration costs (nil in 2005).

The related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

1.10 PROPOSED TRANSACTIONS (FOLLOW-UP):

At the shareholders meeting held on August 30, 2005, the Board of directors approved the increase of the maximum number of shares reserved for issuance under the Stock Option Plan to 5,100,000, representing approximately 10% of the issued and outstanding shares.

The Company changed its financial year end to December 31 to coordinate accounting and reporting with its Mexican subsidiaries which have a statutory December year end.

1.11 CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION:

There were no changes in accounting policies

1.12 FINANCIAL INSTRUMENTS AND OTHER

The Company does not use financial or other instruments.

1.13 OTHER REQUIREMENTS IN THE MANAGEMENT DISCUSSION AND ANALYSIS:

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Analysis of cost and deferred exploration expenses

	Six-month period ended September 30, 2005 (unaudited) $	Six-month period ended September 30, 2004 (unaudited) $
Balance at beginning of period	10,197,775	2,552,001
Property acquisition and related costs	282,922	876,178
Sampling	95,347	117,885
Geology consulting	361,398	351,048
Geophysical survey	27,927	74,931
Drilling and development	896,378	617,003
Pilot-milling	854,295	-
Supervision and local administrative costs	74,665	195,782
Transportation costs	1,734,950	354,571
Roads	41,725	119,742
Camp costs	196,908	-
Capitalized amortization of exploration building and equipment	547,506	59,651
Stock compensation costs	159,999	48,155
	5,946,006	2,814,946
Inventory and concentrate net sale proceeds	(2,303,502)	-
	3,642,504	2,814,946
Balance at end of the period	13,840,279	5,366,947

(ii) National instrument 51-102 – Section 5.4

Disclosure of Outstanding Securities as at November 28, 2005

Common shares: 81,724,769

Warrants (each warrant entitles the holder to purchase one common share of the Company at the exercise price indicated until expiry date): **16,922,037**

Number of warrants	Exercise price	Expiry date
4,919,969	$2.50	December 2005
12,002,068	$0.90	November 2006

Options outstanding: **4,786,250**

Number of options	Exercise price	Expiry date
6,250	$0.15	February 2008
980,000	$0.85	October 2008
40,000	$1.30	January 2009
1,320,000	$0.75	August 2009
500,000	$0.75	February 2010
1,790,000	$0.30	September 2011
150,000	$0.22	September 2011

1.14 RISK AND UNCERTAINTIES:

Business risk:

The exploration and development of mineral deposits involve significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are in the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

The Company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company operations.

Foreign exchange rate risk:

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. It buys its currencies based on its exploration budget.

Interest rate risk:

The Company's tax and other receivables and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents bear interest at variable rates. The short term loan financing costs were implemented through an increase of US$1.00 per ton on the concentrate treatment charge.



Corporate Information

CORPORATE HEAD OFFICE

630 René-Lévesque Blvd. West
Suite 2930
Montréal (Québec) H3B 1S6

Telephone: (514) 866-6001
Fax : (514) 866-6193

TICKER SYMBOL

TSX Venture Exchange TSX
Symbol : DIB

REGISTRAR AND TRANSFERT AGENT

Computershare Trust Company of Canada

INVESTOR RELATIONS

Cavalcanti Hume Funfer Inc.
Linda Armstrong
900, 6 Adelaide Street East
Toronto, Ontario M5C 1H6

Telephone: (416) 868-1079 ext. 229

Email : linda@chfir.com

WEBSITE
www.diabras.com

BOARD OF DIRECTORS

Thomas L. Robyn,
Chairman of the Board

James A. Culver

Réjean Gosselin

Robert D. Hirsh

Philip Renaud

André St-Michel

OFFICERS

Thomas L. Robyn, Ph.D.
Chief Executive Officer

Réjean Gosselin, M. Sc.
President

André St-Michel, MBA, Ing.
Executive Vice-President

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre
Secretary

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS


RECEIVED
2006 JUN 19 A 10: 2
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

I, **THOMAS L. ROBYN,** Chief Executive Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the interim filings (as this term is defined in MULTILATERAL INSTRUMENT 52-109 *Certification of Disclosure in Issuers' Annual and Interim Fillings*) of **DIA BRAS EXPLORATION INC.** (the issuer) for the interim period ending **SEPTEMBER 30, 2005;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Base on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have :

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 28, 2005.

[signature]

THOMAS L. ROBYN
Chief Executive Officer

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, **LÉONARD TEOLI,** Chief Financial Officer of **DIA BRAS EXPLORATION INC.,** certify that:

1. I have reviewed the interim filings (as this term is defined in MULTILATERAL INSTRUMENT 52-109 *Certification of Disclosure in Issuers' Annual and Interim Fillings*) of **DIA BRAS EXPLORATION INC.** (the issuer) for the interim period ending **SEPTEMBER 30, 2005;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Base on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have :

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 28, 2005.

LEONARD TEOLI
Chief Financial Officer


RECEIVED
2006 JUN 19 A 10:-2
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


DIA BRAS
exploration

DIA BRAS EXPLORATION INC.

Interim Consolidated Financial Statements

Second Quarter ended September 30, 2005

(UNAUDITED)

Dia Bras Exploration Inc.
Consolidated Balance Sheets
(unaudited)

	As at September 30, 2005 (unaudited)	As at March 31, 2005 (audited)
	$	$
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	591,377	2,954,870
Short term deposit, maturing August 31, 2006, bearing interest at 1.5% per annum	15,000	15,000
Sales tax and other receivables	1,363,398	1,011,872
Ore and concentrate inventory	250,600	220,600
Temporary investment (note 5)	23,705	246,667
Prepaid expenses	15,593	8,819
	2,259,673	4,457,828
Property, plant and equipment (note 6)	6,149	14,027
Mining assets (note 7)	19,757,403	15,819,615
Deferred costs – Advance on royalty payment (note 8)	350,000	350,000
Intangible asset – Licence (note 9)	14,604	27,102
	22,387,829	20,668,572
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	694,798	289,749
Short term loan (note 10)	582,618	-
Obligation related to asset under capital lease	383,027	518,300
	1,660,443	808,049
SHAREHOLDERS' EQUITY		
Share capital (note 11)	22,421,601	20,782,703
Warrants (note 12)	5,837,051	6,165,776
Deficit	(9,277,489)	(8,468,556)
Contributed surplus (note 14)	1,746,223	1,380,600
	20,727,386	19,860,523
	22,387,829	20,668,572

Dia Bras Exploration Inc.
Consolidated Statements of Cash Flows
(unaudited)

	Three-month period ended September 30,		Six-month period ended September 30	
	2005 (unaudited)	2004 (unaudited)	2005 (unaudited)	2004 (unaudited)
	$	$	$	$
CASH FLOWS FROM				
OPERATING ACTIVITIES				
Net loss for the period	(471,501)	(254,432)	(808,933)	(397,534)
Adjustments for				
Stock based compensation costs	140,885	29,948	195,359	75,319
Write-down of temporary investment	-	-	18,334	-
Gain on disposal of temporary investment	(10,861)	-	(10,861)	-
Amortization of property, plant and equipment	6,148	3,140	7,878	-
Amortization of intangible asset – licence	6,249	10,400	12,498	-
	(329,080)	211,902	(585,725)	(308,675)
Changes in non-cash working capital items (note 16)	54,005	(546,788)	(118,713)	(446,852)
	(275,075)	(758,690)	(704,438)	(755,527)
FINANCING ACTIVITIES				
Share capital issued (note 11)	1,262,189	73,562	1,320,438	523,729
Share and warrant issue expenses	-	807		-
Short term loan	582,807	-	582,807	-
	1,844,996	74,369	1,903,245	523,729
INVESTING ACTIVITIES				
Decrease in short-term deposit	-	-	-	3,500,000
Acquisition of property, plant and equipment	(199,422)	(875,426)	(339,656)	(1,340,850)
Purchase of intangible asset – licence	-	-	-	(50,000)
Increase in mining assets	(3,108,510)	(1,808,943)	(5,741,635)	(2,769,491)
Sales of concentrate	1,140,354	-	2,303,502	-
Disposal of temporary investment	215,489	-	215,489	-
Deposit on investment	-	(200,000)	-	(200,000)
	(1,952,089)	(2,884,369)	(3,562,300)	(860,341)
Translation adjustments on cash and cash equivalents	2,294	-	-	-
Increase (decrease) in cash and cash equivalents during the period	(379,874)	(3,568,690)	(2,363,493)	(1,092,139)
Cash and cash equivalents – At beginning of the period	971,251	7,183,642	2,954,870	4,707,091
Cash and cash equivalents – At end of the period	591,377	3,614,952	591,377	3,614,952

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances and short-term liquid investments with original maturities of three months or less.

Temporary investment

The temporary investment is recorded at the lower of cost and quoted market value.

Ore and concentrate inventory

Ore and concentrate inventory is recorded at the lower of cost and net realizable value.

Property, plant and equipment

Office equipment is recorded at cost and depreciated over its estimated useful life using the straight-line method over a three-year period.

Mining assets

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, exploration building and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

Costs and deferred exploration expenses

Exploration costs are deferred until the economic viability of the project has been established, at which time costs are added to mining properties, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertain as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from concentrate inventory sold from pilot mining before commencement of commercial production is shown as a reduction of related deferred exploration expenses.

Foreign operations

The Company's subsidiaries are considered to be integrated. As a result, the subsidiaries' accounts are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical rates. Revenues and expenses are remeasured at the average rate for the period. Gains and losses resulting from remeasurement are reflected in the consolidated statement of operations.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the accounting and tax bases of assets and liabilities using enacted income tax rates expected to be in effect in the fiscal year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets when it is more likely than not that some or all of such assets will not be realized.

Share and warrant issue expenses

Share and warrant issue expenses are accounted for in the year in which they are incurred and recorded as an increase in deficit in the year in which the shares are issued.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the weighted average number of shares outstanding during the year based on the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities.

The diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the stock options and other dilutive securities.

Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk-free interest rate.

5 Temporary investment

	September 30, 2005 (unaudited)	March 31, 2005 (audited)
	$	$
Ecu Silver Mining Inc. ("Ecu Silver")		
95,166Common shares quoted market value	23,705	246,667

(March 31, 2005; 916,666 common shares – quoted market value $246,667)

Acting as sub-licensing agent for Nichromet Extraction Inc. ("Nichromet") in Mexico (note 8), in October 2004 the Company signed an agreement with Ecu Silver for the acquisition by Ecu Silver of the right to use the Nichromet technology for its mining projects in Mexico in consideration for 1,000,000 common shares, of which 500,000 will be issued when production begins, and a 1.5% net smelter royalty ("NSR"). The total consideration is shared equally with Nichromet. As such, only 250,000 common shares have been recorded as income in the amount of $92,500 in the consolidated statement of operations using the fair market value, at the transaction date, of the common shares received from Ecu Silver.

As part of this transaction, the Company made a private placement of $200,000 in consideration for 666,666 units of Ecu Silver, each unit comprising one common share and one common share purchase warrant entitling its holder to subscribe to one common share of Ecu Silver at a price of $0.39 until August 10, 2006. The proceeds of the private placement will be used by Ecu Silver for the installation of a metallurgical laboratory to test samples using the Nichromet technology. Moreover, the Company will have the right to use the metallurgical laboratory, and any pilot plant that may be built subsequently, at cost plus 10%.

6 Property, plant and equipment

	September 30, 2005 (unaudited)			March 31, 2005 (audited)
	Cost	Accumulated amortization	Net	Net
	$	$	$	$
Canada				
Office equipment	20,757	14,608	6,149	14,207

	Six-month period ended September 30, 2005 (unaudited)	Year-ended March 31, 2005 (audited)
	$	$
Costs and deferred exploration expenses		
Balance at beginning of period	10,197,775	2,552,001
Costs and deferred exploration expenses		
Property acquisition and related costs	282,922	1,493,588
Sampling	95,347	415,509
Geology consulting	361,398	633,696
Geophysical survey	27,927	122,515
Drilling and mining development	896,378	2,665,572
Pilot milling	854,295	335,393
Supervision and local administrative costs	746,651	647,934
Transportation costs	1,734,950	946,510
Road	-	187,761
Camp costs	196,908	133,306
Capitalized amortization of exploration building and equipment	547,506	356,161
Stock compensation costs (note 12)	159,999	410,135
	5,946,006	8,348,080
Write-off of mining assets ((vi) and (vii))	-	(481,706)
Concentrate inventory and net sale proceeds	(2,303,502)	(220,600)
	3,642,504	7,645,774
Balance at the end of period	13,840,279	10,197,775

Mexico

i) Bolivar mine

In August 2004, the Company entered into a commercial agreement with the owners of the Bolivar mine property (Bolivar III and Bolivar IV(iii)). The agreement provides for the acquisition by the Company of 100% of the Bolivar mine property for a consideration of US$1.2 million payable over a two-year period. The remaining payments are as follows:

	$US
2006 March	162,500
2006 September	162,500

iv) Promontorio and Hidalgo properties

In May 2004, the Company entered into a purchase option agreement whereby it could earn a 100% interest in the Promontorio and Hidalgo properties by paying to the vendors a total of US$3,000,000. The remaining payments are as follows:

	$ US
2006 June	100,000
2007 June	150,000
2008 June	150,000
2009 June	2,500,000

v) El Magistral

In November 2004, the Company entered into a purchase option agreement whereby the Company can purchase a 100% interest in the El Magistral property by paying US$1,000,000, including US$50,000 at the signing of the agreement.

The property is subject to a 1.5% NSR, up to a maximum of US$1,500,000.

The remaining payments are as follows:

	$ US
2005 November	75,000
2006 November	75,000
2007 November	100,000
2008 November	200,000
2009 November	500,000

vi) El Oro and PC 1135 properties

As part of the agreement to acquire the El Oro and PC 1135 properties, the Company was to issue 500,000 common shares to the vendor. Following the initial exploration programs on the properties, the Company tried to renegotiate the terms of agreement but without success. Therefore, these projects have been abandoned and consequently, the 500,000 common shares will not be issued. All costs and deferred exploration expenses allocated to those projects amounting to $201,128 were written off during the year ended March 31, 2005.

Canada

vii) Wawa

During the year ended March 31, 2005, the Company abandoned its option on the MacKaskill and Magpie properties in the Wawa region where work obligations had not been met. Accordingly, the Company recorded a write-off of mining assets amounting to $280,578.

9 Intangible asset - Licence

		September 30, 2005 (unaudited)		March 31, 2005 (audited)
		Accumulated amortization $	Net $	Net $
Licence	50,000	35,396	14,604	27,102

In April 2004, the Company entered into a two-year licensing agreement with Diagnos Inc., the owner of a proprietary software (the "Technology") used in the field of data mining and which provides interpretations of databases generated by geophysical surveys, satellite imagery and geochemical analysis. The cost of the licence is $50,000 for the territory of Mexico. The licence gives the Company access to the Technology in order to apply it to data generated from its Mexican properties.

10 Short term loan

In August 2005, the Company negotiated with the buyer of its concentrate a revolving facility in the amount of US$500,000. The facility is alternately obtained by tranches of US$250,000 through the issuance of a holding certificate for 6,000 DMT of zinc/copper ore in the name of the financing bank and reimbursed from the delivery of zinc concentrate. The loan must be repaid in full in December 2005. Financial costs will be absorbed by a US$1.00 per ton increase of the concentrate treatment charges for the first 30,000 tonnes of zinc concentrate delivered after implementation of the loan facility.

12 Warrants

Changes in the Company's outstanding common share purchase warrants were as follows:

	Six-month period ended September 30, 2005 (unaudited)		Year ended March 31, 2005 (audited)	
	Number of warrants	Amount $	Number of warrants	Amount $
Balance at the beginning of period	29,125,399	6,165,776	20,326,665	3,433,838
Issued as part of private placement of units (note 11(i))	-	-	12,002,068	2,880,496
Exercised	(7,767,292)	(318,460)	(3,203,334)	(148,558)
Expired	(250,375)	(10,265)	-	-
Balance at the end of period	21,107,732	5,837,051	29,125,399	6,165,776

Outstanding common share purchase warrants, entitling their holders to subscribe to an equivalent number of common shares, were as follows as at September 30, 2005:

Exercise price $	Number of warrants	Expiry Date
0.84	1,406,250 [1]	October 2005
0.94	2,779,445 [1]	November 2005
2.50	4,919,969	December 2005
0.90	12,002,068	November 2006
	21,107,732	

[1] Those warrants expired at their respective expiry dates.

	Number of options		
Exercise price	**Outstanding**	**Exercisable**	**Expiry date**
0.15	6,250	6,250	February 2008
0.85	1,180,000	1,180,000	October 2008
1.30	40,000	40,000	January 2009
0.75	1,320,000	990,000	August 2009
0.75	500,000	250,000	February 2010
0.30	1,790,000	447,500	September 2011
0.22	150,000	37,500	September 2011
	4,986,250	2,951,250	

The Company accounted for options granted using the fair value method. Total stock-based compensation costs for the six-month period ended September 30, 2005 amounted to $355,358, including $159,999 capitalized to mining assets as part of the Chihuahua project costs on the basis that the options were granted to officers and consultants involved exclusively in the exploration program in Mexico. The balance of $195,359 was charged to operations.

The weighted average of estimated fair value of each option granted was estimated using the Black-Scholes option pricing model based on the following assumptions:

	Six-month period ended September 30, 2005 (unaudited)	**Year ended March 31, 2005 (audited)**
Average dividend per share	nil	nil
Estimated volatility	102%	105%
Risk-free interest rate	3.5%	3.8%
Expected life of options granted	4 years	4 years
Option price	$0.29	$0.75
Weighted average of estimated fair value of each option granted	$0.21	$0.53

17 Related party transactions

Related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

During the six-month period ended September 30, 2005, companies controlled by officers of the Company charged consulting fees amounting to $214,534 ($156,875 for the corresponding period in 2004), including $140,340 capitalized to deferred exploration costs (2004 - $136,168).

During the six-month period ended September 30, 2004, a company controlled by a director charged sampling and analysis costs amounting to $11,431 which were capitalized to mining assets (2005 -$nil).

18 Commitment

In February 2004, the Company and two other companies jointly signed a five-year lease for office premises. The annual rent of approximately $150,000 is divided equally among the three companies.

19 Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

20 Subsequent event

In November 2005, the Company completed private placements of common shares whereby the company issued a total of 22,500,000 common shares at a price of $0.20 per share for a total consideration of $4,500,000. The net proceeds of this private placement will be used to improve the Malpaso mill - increasing the capacity by about 10% and improving the recovery and the quality of the copper and zinc concentrates currently being produced. Capital will also be expended on mine development, transportation upgrades and to cover operating expenses while concentrate production increases on the pilot-mining program at the Bolivar mine.

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

2 ND QUARTER ENDED SEPTEMBER 30, 2005


RECEIVED
2005 JUN 19 A 10:-2
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ISSUER DETAILS

FOR THE SIX MONTH PERIOD ENDED :	September 30, 2005
DATE OF REPORT:	November 28, 2005
NAME OF ISSUER:	Dia Bras Exploration Inc.
ISSUER ADDRESS:	630, René-Lévesque Blvd. West Suite 2930 Montreal, Quebec, Canada H3B 1S6
ISSUER FAX NUMBER:	(514) 866-6193
ISSUER TELEPHONE NUMBER:	(514) 866-6001
CONTACT NAME:	Leonard Teoli
CONTACT POSITION:	Chief Financial Officer
CONTACT TELEPHONE NUMBER:	(514) 866-6001 – Ext. 226
CONTACT EMAIL ADDRESS:	lteoli@sgv.ca
WEB SITE ADDRESS:	WWW.DIABRAS.COM

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
[signature]	RÉJEAN GOSSELIN	2005/11/28

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
[signature]	THOMAS L. ROYN	2005/11/28

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

2ND QUARTER ENDED SEPTEMBER 30, 2005

SCHEDULE "A"

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

See 2nd quarter unaudited consolidated Financial Statements for the six-month period ended September 30, 2005, filed separately.

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

2ND QUARTER ENDED SEPTEMBER 30, 2005

SCHEDULE "B"

SUPPLEMENTARY INFORMATION

1. ANALYSIS OF DEFERRED EXPLORATION COSTS

	Six-month period ended September 30, 2005	Year ended March 31, 2005
	(unaudited)	(audited)
	$2,970,518	$7,645,774
Property acquisition and related costs	$282,922	$1,493,588
Sampling	$95,347	$415,509
Geology consulting and management	$361,398	$633,696
Geophysical survey	$27,927	$122,515
Drilling and development	$896,378	$2,665,572
Pilot milling	$854,295	$335,393
Supervision and local administrative costs	$74,665	$647,934
Transportation costs	$1,734,950	$946,510
Roads	$41,725	$187,761
Camp costs	$196,908	$133,306
Capitalized amortization of exploration building and equipment	$547,506	$356,161
Stock compensation costs	$159,999	$410,135
Write-off of mining assets	-	$(481,706)
Concentrate inventory and net sales proceeds	($2,303,502)	$(220,600)

2. **RELATED PARTY TRANSACTIONS**

See Note 17 to the unaudited Consolidated Financial Statements.

3. **SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD**

- 7,767,292 common shares issued following the exercised of 7,767,292 warrants at $0.17.
- No additional common share purchase warrants issued.
- 1,940,000 additional options granted.

Subsequently to the six-month period ended September 30, 2005 the company issued 22,500,000 common shares for a total consideration of $4,500,000.

4. **SUMMARY OF SECURITIES AS AT SEPTEMBER 30, 2005**

See Notes 11, 12 and 13 of the Notes to the unaudited Consolidated Financial Statements.

5. **LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 28, 2005**

Directors: Thomas L. Robyn, Réjean Gosselin, André St-Michel, Philip Renaud, James A. Culver and Robert D. Hirsh

Officers:

Thomas L. Robyn *Chairman of the Board and Chief Executive Office*
Réjean Gosselin, *President*
André St-Michel, *Executive Vice-President*
Leonard Teoli, *Chief Financial Officer*
Luce L. Saint-Pierre, *Corporate Secretary*

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

2ND QUARTER ENDED SEPTEMBER 30, 2005

SCHEDULE "C"

MANAGEMENT DISCUSSION AND ANALYSIS

This management discussion and analysis follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the interim unaudited financial statements and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in this MD&A are expressed in Canadian dollars.

This MD&A contains forward-looking statements that express, as at the date of this report, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward looking statements are reasonable, but involve a number of risks and uncertainties and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcome and results may differ materially from those expressed in these forward looking statements and readers should not place undue reliance on such statements.

1.1 DATE:

This Management discussion and analysis for the six-month period ended September 30, 2005 is as of November 28, 2005.

1.2 OVERALL PERFORMANCE:

Dia Bras Exploration Inc. (the "Company") is a mining exploration Company with rights and options on 22 properties covering 12,027 hectares in the State of Chihuahua in Mexico.

During the three-month period ended September 30, 2005, all activities of the Company focused on the Bolivar mine project. The Company continued its pilot mining program and as at September 30th, 2005 total combined sales of zinc and copper concentrate produced from the Bolivar mine amounted to $2,303,502. The program is yet to generate positive cash-flow from its operation.

The Company is not considered to be in commercial production since there are no reserves and the economic status of the project has not been established.

Bolivar property:

As mentioned, the Bolivar property remains the main exploration target in the Cieneguita region where the Company has spent to date over $7 million in exploration and development costs, net of sales of concentrate.

The Company continued work to increase the Malpaso mill capacity, which reached 300 tpd in September 2005. The expected average production capacity with the mill operating 26 days per month is 270 tpd.

This pilot program will provide important production cost data which will be useful at the pre-feasibility study stage. The average grade of ore milled during the quarter ended September 30, 2005, mainly composed of development ore was below expectations at 1.51% copper and 5.98% zinc which had a negative impact on the Company's consolidated cash position. The grades started increasing at the end of September and have averaged 2.43% for copper and 12.4% for zinc in October. The Company processed 17,780 tons of ore during the quarter including 6,624 tons in September when the highest productivity level was reached since the start of the program. The Company still intends to finance the development and exploration program at the Bolivar mine and in the Bolivar area with the short term cash flows resulting from the production of copper and zinc concentrate. However, in order to generate sufficient funds to achieve that goal, the Company needs to access, mine and process high grade ore on a steady basis in the upcoming months.

Promontorio:

With the actual focus on the Bolivar project, and in order to manage its financial resources, management has decided to stop, on a temporary basis, its exploration effort at Promontorio. However, management still has high expectations concerning the exploration on Promontorio and is looking at different strategies to develop this potential as soon as possible.

Outlook:

Base metal, copper and zinc market prices are carrying on their spectacular rise. Copper is currently trading at over US$2.00/lb and zinc at around US$0.73/lb. The Company is in an excellent position to benefit from the current high prices.

Management is currently analyzing the results from its pilot mining operation in order to increase its productivity and benefit from the actual market conditions. The Company incurred transportation and mining problems which contributed to lower than expected ore throughput in October and November 2005 and therefore affected the Company cash position. In November 2005, the Company completed a series of private placements totaling $4.5 million which will be used for additional capital expenditures relating to transportation and milling activities, development and exploration activities, future property payments and working capital needs both in Mexico and at the corporate level.

The objectives for 2005-2006 remains as follows:

- Mine higher grade ore at Bolivar Mine to self finance exploration and development activities. (Grades have considerably increased since the end of September).
- Undertake a regional exploration program to locate additional ore deposits on the Bolivar property.
- Pursue exploration at Bolivar Mine to secure 300-500,000 tonnes of high grade copper-zinc ore and commission a feasibility study in late 2006 directed at constructing a large mill at the mine site.
- Launch an exploration program at Promontorio to expand the known resource, evaluate the new discovery area, and bring the property to production.

1.3 SELECTED ANNUAL INFORMATION:

			Year ended March 31 (Audited)
	2005	**2004**	**2003**
	$	**$**	**$**
Sales	-	-	-
Write-off of mining assets	481,706	-	-
Net loss	2,095,804	1,176,702	685,484
Net loss per share	0.05	0.05	0.07
Total assets	20,668,572	11,910,623	163,164
Working capital	3,649,779	8,139,983	32,241
Cash and cash equivalents	2,954,870	4,707,091	96,747

1.4 RESULTS OF OPERATIONS:

Results of the pilot-mining program at Bolivar
The production at the Malpaso mill increased to 6,624 tonnes during September when 258 dry metric tons (DMT) of copper concentrate and 601 DMT of zinc concentrate were produced. Mining has entered the Brecha Linda zone on Level 1, a zone of high grade copper-zinc mineralization that has been a primary target for access during development and ore is being removed from three stopes. Mining also continues on Level 4 from the Foto manto zone. Brecha Linda and Foto ore is being milled at an averaged 2.21% Cu and 11.5% Zn since Otober 1st 2005.

As at September 30, 2005, a total of 33,746 tonnes of ore had been processed at the Malpaso mill at an average head grade of 1.79% Cu and 6.62% Zn. Total production amounted to 3,320 DMT of zinc concentrate and 1,534 DMT of copper concentrate for total sales of $2,303,502 including $1,140,354 during the quarter ending September 30, 2005. The average recovery rate is 83.74% for zinc and 73.76% for copper.

As at September 30, 2005, the Company had ore and concentrate inventories valued at $250,600. During pre-commercial production phase, all income from the pilot-mining program is accounted for as a deduction against deferred exploration expenses on the balance sheet.

Acquisition of the Malpaso Mill
In September 2005, the Company has exercised its option to acquire the Malpaso mill. Remaining monthly payments of US$25,000 per month will be paid over the next eleven months. The Company controls all operations at the mill. Since the start-up of the pilot program, the mill capacity has been increased from 100 tpd to 300 tpd. The mill is expected to process 7,500 tonnes per month starting in early 2006.

1.5 SUMMARY OF QUARTERLY RESULTS:

Quarter ended	Net loss	Net loss per share
	$	$
September 30, 2005	471,501	0.01
June 30, 2005	337,432	0.01
March 31, 2005	496,456	0.01
December 31, 2004	1,201,814	0.02
September 30, 2004	254,940	0.01
June 30, 2004	142,594	0.01
March 31, 2004	521,083	0.02
December 31,2003	540,914	0.03

During the quarter ended September 30, 2005, the Company incurred a loss of $471,501 ($0.01 per share) (cumulative loss of $808,933 for the six-month period) compared to a loss of $254,940 ($0.01 per share) (cumulative loss of $397,534) for the same period in 2004. This loss includes a stock-based compensation non cash cost of $140,885 and an unrealized loss on currency exchange of $40,899 on monetary items in Mexico. All other costs are corporate related expenses.

The increase in administrative expenses is due to the increase in personnel including the hiring of a full time Chief Financial Officer, accounting and technical information employee.

Professional and consulting fees include a provision for part of the 2005 year end audit accrual ($50,000) and the final 2004 audit billing which explains the high increase compared to last quarter. The remaining portion of the provision will be accounted for in the next quarter. Promotion expenses were lower during the quarter due to timing of targeted activities. In 2004, promotion expenses were significantly higher due to an European tour which had been organized to showcase the Company projects. Those activities had been followed up by the closing in November 2004, of private placement of over $9 million.

1.6 LIQUIDITY:

As at September 30, 2005, the Company has a working capital of $673,230 including $591,377 in cash and cash equivalent compared to $ 3,649,779 as at March 31, 2005, including $2,954,870 in cash and cash equivalent.

During the quarter, the Company raised $1,262,189 following the exercise of 7,424,645 warrants.

As at September 30, 2005, sales tax and other receivables amount to $1,363,399 and are mostly comprised of Mexican recoverable input tax credit. The Company is still facing delays in recovering the IVA (local sales tax) however it still expects full recovery shortly. The Company is regularly monitoring with local Mexican tax authorities as the tax credit represents an important source of unavailable funds.

During the quarter, following a decrease of its liquidity, the Company completed several transactions. It disposed of 821,500 common shares of Ecu Silver Mining Inc. (temporary investment) for a total proceeds of $215,489.

The Company also negotiated with the buyer of its concentrate a revolving credit facility in the amount of US$500,000. The facility is alternately obtained by tranches of US$250,000 through the issuance of a holding certificate for 6,000 DMT of zinc/copper ore in the name of the financing bank and reimbursed from the delivery of zinc concentrate. The loan must be repaid in full in December 2005. Financial costs are absorbed by a US$1.00 per ton increase of the concentrate treatment charges for the first 30,000 tonnes of zinc concentrate delivered since the implementation of the loan facility.

Current liabilities also include the obligation related to the plant under capital lease for which the Company has exercised its purchase option.

1.7 CAPITAL RESOURCES:

The availability of funds is highly dependent upon the capital markets. The main source of financing of the Company is the issuance of equity shares. In November 2005, the Company completed a series of private placements of common shares. A total of 22,500,000 common shares at a price of $0.20 per share were issued for a total consideration of $4,500,000. The net proceeds of this private placement will be used to improve the Malpaso mill by increasing the capacity by about 10% and improving the recovery and the quality of the copper and zinc concentrates currently being produced. Capital will also be expended on mine development, transportation upgrades and on the pilot-mining program at the Bolivar mine until it reaches positive cash flow.

As at September 30, 2005, there were 21,107,732 warrants outstanding expiring between October 2005 and November 2006 at an average exercise price of $1.27. Since that date none were exercised and some expired (refer to section 1.13 ii).

The Company still intends to self-finance its exploration and development effort with the cash flow generated from its pilot-mining program at the Bolivar property.

Financial commitment:

The Company's financial commitments are as follow:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is equally divided among the three companies.
- Property payments;

In order to exercise its various options on the properties, the Company will have to make the following payments:

2005	$US 140,000
2006	$US 635,500
2007	$US 400,000
2008	$US 550,000
2009	$US 3,125,000

1.8 OFF-BALANCE:

The Company did not enter into any off balance sheet arrangement.

1.9 RELATED PARTY TRANSACTIONS:

During the six-month period ended September 30, 2005, companies controlled by officers of the Company charged consulting fees amounting to $214,534 (2004 - $156,875), including $140,340 capitalized to deferred exploration expenses (2004 - $136,168). There is no balance owing to these companies as at September 30, 2005.

During the six-month period ended September 30, 2004, a Company controlled by a director of the Company charged $11,431 for sample analysis. These costs were capitalized as deferred exploration costs (nil in 2005).

The related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

1.10 PROPOSED TRANSACTIONS (FOLLOW-UP):

At the shareholders meeting held on August 30, 2005, the Board of directors approved the increase of the maximum number of shares reserved for issuance under the Stock Option Plan to 5,100,000, representing approximately 10% of the issued and outstanding shares.

The Company also proceeded with the change of its financial year end to December 31 to coordinate accounting and reporting with its Mexican subsidiaries which have a statutory December year end.

1.11 CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION:

There were no changes in accounting policies

1.12 FINANCIAL INSTRUMENTS AND OTHER

The Company does not use financial or other instruments.

1.13 OTHER REQUIREMENTS IN THE MANAGEMENT DISCUSSION AND ANALYSIS:

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 - SECTION 5.3

Analysis of cost and deferred exploration expenses

	Six month period ended September 30, 2005 (unaudited) $	Six month period ended September 30, 2004 (unaudited) $
Balance at beginning of period	10,197,775	2,552,001
Property acquisition and related costs	282,922	876,178
Sampling	95,347	117,885
Geology consulting	361,398	351,048
Geophysical survey	27,927	74,931
Drilling and development	896,378	617,003
Pilot-milling	854,295	-
Supervision and local administrative costs	74,665	195,782
Transportation costs	1,734,950	354,571
Roads	41,725	119,742
Camp costs	196,908	-
Capitalized amortization of exploration building and equipment	547,506	59,651
Stock compensation costs	159,999	48,155
	5,946,006	2,814,946
Inventory and concentrate net sale proceeds	(2,303,502)	-
	3,642,504	2,814,946
Balance at end of the period	13,840,279	5,366,947

(ii) National instrument 51-102 - Section 5.4

Disclosure of Outstanding Securities as at November 28, 2005

Common shares: 81,724,769

Warrants (each warrant entitles the holder to purchase one common share of the Company at the exercise price indicated until expiry date): **16,922,037**

Number of warrants	Exercise price	Expiry date
4,919,969	$2.50	December 2005
12,002,068	$0.90	November 2006

Options outstanding: **4,786,250**

Number of options	Exercise price	Expiry date
6,250	$0.15	February 2008
980,000	$0.85	October 2008
40,000	$1.30	January 2009
1,320,000	$0.75	August 2009
500,000	$0.75	February 2010
1,790,000	$0.30	September 2011
150,000	$0.22	September 2011

1.14 RISK AND UNCERTAINTIES:

Business risk:

The exploration and development of mineral deposits involve significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are in the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

The Company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company operations.

Foreign exchange rate risk:

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. It buys its currencies based on its exploration budget.

Interest rate risk:

The Company's tax and other receivables and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents bear interest at variable rates. The short term loan financing costs were implemented through an increase of US$1.00 per ton on the concentrate treatment charge.

Dia Bras Exploration Inc.
630 René-Lévesque Blvd. West, Suite 2930
Montreal, Quebec
Canada, H3B 1S6

Telephone : (514) 866-6001
Fax : (514) 866-6193

VIA SEDAR

November 29, 2005

TO: BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
TSX VENTURE EXCHANGE

Re: Dia Bras Exploration Inc.

Dear Sirs:

We confirm that the following material was sent by prepaid mail on November 29, 2005 to the registered and non-registered shareholders of the Company whose names appear on a Supplemental Mailing List, as defined in the *Canadian Securities Administrators' National Policy Instrument 54-101*:

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
SECOND QUARTER ENDED SEPTEMBER 30, 2005.

Yours truly,

DIA BRAS EXPLORATION INC.

Leonard Teoli
Chief Financial Officer

Exploration Dia Bras inc.
630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514) 866-6001
Télécopieur : (514) 866-6193


RECEIVED
2006 JUN 19 A 10: 2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

VIA SEDAR

Le 29 août 2005

DESTINATAIRE : AUTORITÉ DES MARCHÉS FINANCIERS

Objet : Exploration Dia Bras inc.

Madame, Monsieur,

Nous désirons vous confirmer que le matériel suivant a été envoyé le 29 août 2005, par courrier affranchi, à tous les actionnaires inscrits et non-inscrits de la société dont les noms apparaissent sur la liste d'envoi supplémentaire, tel que défini dans la *Norme canadienne 54-101* :

ÉTATS FINANCIERS CONSOLIDÉS INTERMÉDIAIRES (non vérifié)
PREMIER TRIMESTRE TERMINÉ LE 30 JUIN 2005

Veuillez agréer, Madame, Monsieur, nos salutations distinguées.

EXPLORATION DIA BRAS INC.

(s) Leonard Teoli

Leonard Teoli



TSX Venture Exchange - DIB
No. 20 - 2005

DIA BRAS RAISES $2,885,000 ON FIRST TRANCHE OF PRIVATE PLACEMENT MAXIMUM FINANCING INCREASED TO A TOTAL OF $4,500,000

Montréal, Québec, November 21, 2005 - Dia Bras Exploration Inc. (TSX-V:DIB) is pleased to announce that it has completed the first closing of its previously announced (see press release dated November 3, 2005) non-brokered private placement and has issued 14,425,000 common shares at a subscription price of $0.20 per share for a total amount of $2,885,000.

The certificates representing these shares will bear a legend indicating a hold period of four (4) months following the closing of the placement. After taking into consideration these private placements, the Company has 73,649,769 common shares issued and outstanding.

Furthermore, the Company is raising the maximum for the total of the private placement by $500,000 to $4,500,000 at a price of $0.20. The Company expects the balance of this private placement will be completed later this week. The maximum number of additional common shares that may be issued is 8,075,000 ($1,615,000).

The net proceeds of this private placement will be used to improve the Malpaso mill - increasing the capacity by about 10% and improving the recovery and the quality of the copper and zinc concentrates currently being produced. Capital will also be expended on mine development, transportation upgrades and to cover operating expenses while the Company's concentrate production increases on the pilot-mining program at their 100% owned Bolivar mine.

About Dia Bras

Dia Bras is a Canadian mining and exploration Company focused on precious and base metals in the State of Chihuahua, northern Mexico. Dia Bras commenced producing and selling copper and zinc concentrates in May 2005. The Company continues exploration and the active development of its two key projects – Bolivar and Promontorio – in the world-renowned Sierra Madre mineral belt. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information, please contact:

Réjean Gosselin
President
(514) 866-6001 ext. 241
rgosselin@diabras.com

or

CHF Investor Relations
Linda Armstrong, Vice President
416-868-1079, Ext 229, linda@chfir.com

If you would like to receive press releases via email please contact info@diabras.com
Please specify "Dia Bras press releases" in the subject line.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements: Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

RECEIVED
2006 JUN 19 A 10: 2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DIA BRAS EXPLORATION INC.

**EARLY WARNING REPORT FILED PURSUANT TO
NATIONAL INSTRUMENT 62-103
SECTION 101 OF THE SECURITIES ACT (ONTARIO)
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 141 OF THE SECURITIES ACT (ALBERTA)
SECTION 147.11 OF THE SECURITIES ACT (QUEBEC)**

(a) **The name and address of the offeror.**

Dundee Precious Metals Inc. ("Dundee Precious")
Royal Bank Plaza, South Tower
200 Bay Street, Suite 3060, P.O. Box 30
Toronto, Ontario M5J 2J1

(b) **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.**

Dundee Precious Metals Inc. has acquired 6,000,000 shares of Dia Bras Exploration Inc. ("Dia Bras") at $0.20 each under a private placement. The above securities represent an approximate 7.6% interest in Dia Bras.

(c) **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.**

Dundee Precious now holds an aggregate of 9,316,770 common shares of Dia Bras which represents an approximate 11.8% interest in Dia Bras, on an undiluted basis.

(d) **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:**

(i) **the offeror, either alone or together with any joint actors, has ownership and control,**

Dundee Precious now holds an aggregate of 9,316,770 common shares of Dia Bras which represents an approximate 11.8% interest in Dia Bras, on an undiluted basis.

(ii) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and**

Not applicable.

(iii) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.**

Not applicable.

(e) The name of the market in which the transaction or occurrence took place.

Not applicable.

(f) The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The securities of Dia Bras held by Dundee Precious are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

(g) The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

Not applicable.

(h) The names of any joint actors in connection with the disclosure required by this Form.

Not Applicable.

(i) In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.

Dundee Precious purchased 6,000,000 shares of Dia Bras at $0.20 each, for an aggregate of $1,200,000, under a private placement.

(j) If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 (Alternative Monthly Reporting System) in respect of the reporting issuer's securities.

Not Applicable.

DATED this 21st day of November, 2005

"Lori E. Beak"
Name: Lori E. Beak
Title: Secretary


DUNDEE
PRECIOUS METALS INC.

ACQUISITION OF SHARES OF
DIA BRAS EXPLORATION INC.

IMMEDIATE RELEASE

Toronto, November 18, 2005 – In accordance with regulatory requirements, Dundee Precious Metals Inc. (DPM - TSX) ("Dundee Precious" or the "Company") announces that it has acquired 6,000,000 common shares of Dia Bras Exploration Inc. ("Dia Bras") under a private placement at $0.20 each. This represents a 7.6% interest in Dia Bras.

Dundee Precious now holds an aggregate of 9,316,770 common shares of Dia Bras which represents an 11.8% interest in Dia Bras, on an undiluted basis.

The above noted securities held by Dundee Precious are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

Dundee Precious is a Canadian based, international mining company engaged in the acquisition, exploration, development and mining of precious metals. It currently owns the Chelopech Mine, a producing copper/gold mine and the Krumovgrad Gold Project, a development project, both located in Bulgaria, and is engaged in mineral exploration activities in the region. In addition, Dundee Precious has the option to earn a 60% interest in the Back River gold project in Nunavut, Canada. The Company also holds a significant and strategic portfolio of investments in the precious metals and mineral related sector.

DUNDEE PRECIOUS METALS INC.

Jonathan Goodman
President & Chief Executive Officer
Tel: (416) 365-2408
Email: jgoodman@dundeeprecious.com

Gabriela M. Sanchez
Vice President, Investor Relations
Tel: (416) 365-2549
Email: gsanchez@dundeeprecious.com

TECHNICAL REPORT ON THE BOLIVAR CU-ZN PROJECT, STATE OF CHIHUAHUA, MEXICO PREPARED FOR DIA BRAS EXPLORATION INC.

NI 43-101 Report

Author:
Hrayr Agnerian, M.Sc.(Applied), P.Geo.



October 25, 2005

ROSCOE POSTLE ASSOCIATES INC.
Toronto, Ontario.
Vancouver, B.C.

LIST OF FIGURES

- Mine infrastructure including some buildings at the exploration camp, equipment including haulage trucks, bulldozers, scoops, drills etc.

For the purpose of simplicity, the mine concession as well as the adjacent exploration concessions, are referred to as the Bolivar Property. Currently, Dia Bras is continuing with its diamond drilling program on the property.

CONCLUSIONS

Based on our review of earlier studies and technical reports, history of mining in the area, field observations during the site visits, and interpretation of recent drill results, RPA concludes that:

- There is good potential for economic copper, zinc, silver and gold mineralization on the Bolivar Property, and further exploration work is warranted.
- Despite small-scale mining carried out in the past the property is considered by RPA to be at an advanced exploration stage.
- There are at least two trends of skarn-type Cu-Zn mineralization defined by at least twenty-five mineralized lenses within the property. These are known as the Rosario Trend and Fernandez Trend.
- The mineralized lenses are hosted by altered Cretaceous limestones (marble and hornfels) which exhibit typical skarn-type alteration assemblage, such as magnetite, diopside, epidote and other calc-silicate minerals.
- In general, the mineralized lenses are stacked, although in places discontinuous along strike, but parallel to the contact with the granodiorite pluton which intrudes the limestones.
- The El Rosario Trend is situated some 150 m east of the main gully. Since it is parallel to this gully, it may extend along strike in a north-northwest trend, beyond the area of current drilling.
- The Fernandez Trend is oriented in an east-southeasterly direction, and extends from the old shaft and Adit No. 1 area.
- The mineralized zones are situated along the western slope of the hill (on the eastern side of the central gully).

- Interpretation and analysis of topographic lineaments, which may be surface expressions of faults/shear zones, such as the Rosario and Fernandez trends.

- Ground geophysical (magnetometer and IP) surveys to better detect the lithologic contact between the granodiorite intrusive body and the altered sedimentary rocks, as well as to detect potential zones of sulphide mineralization. Since the mineralized lenses are, in general, parallel to this contact, the ground geophysical surveys must be carried out prior to additional surface drilling.

- Systematic drill testing of the alteration zone and the mineralized trends east of the central gully. RPA recommends a program in the order of 11,000 m of diamond drilling. This would consist of:
    - Some 2,100 m of diamond drilling (12 holes at 175 m each) to further test along strike the newly discovered Cu-rich zone approximately 125 m west of the Bolivar shaft, on sections 1N, 3N, 9N, 11N, 13N and 15N.
    - Some 6,000 m of diamond drilling (34 holes at 175 m each) to further test along strike the newly discovered Cu-rich zone approximately 600 m south of the Bolivar shaft, on sections 0, 1S, 3S, 17S, 19S, 21S, 23S, 25S, 27S, 31S, 35S, 39S, 45S, 49S, 51S, 55S and 57S.
    - Underground diamond drilling to better outline the mineralized zones intersected along the Rosario and Fernandez trends. Some 3,000 m of drilling (15 stations with 200 m each) are considered for this phase of the program.

- Scoping Study to assess the economic potential of the Bolivar deposit.

RPA estimates a total budget in the order of $2 million for a two-phase program, as follows:

Compilation and conversion of drill hole data into digital format	$40,000
Dewatering and refurbishment of underground workings	$100,000
Surface & underground sampling and assays	$35,000
Ground geophysical (magnetometer and IP) surveys	$50,000
Surface diamond drilling: 8,000 m @$75	$600,000
Underground exploration drift: 300 m @$1,200	$360,000
Underground diamond drilling: 3,000 m @$75	$225,000
Assays and analytical	$200,000
Estimation of Mineral Resources	$35,000
General administration	$240,000
Contingencies	$115,000
Total	**$2,000,000**

RPA notes that the many of the individual items in the above budget (drilling, underground workings, analytical, general administration etc) are based on current costs

environmental problems. According to the existing purchase agreement, Dia Bras may freely export and sell the base metals and silver produced and the proceeds may be repatriated without restriction.

LOCATION, ACCESS, TOPOGRAPHY, CLIMATE AND INFRASTRUCTURE

The Bolivar mineral concession is situated within the municipality of Urique and is some 20 km west-northwest of Batopilas, which is connected by a gravel road to Federal Highway 23, connecting to larger centres in the area, such as Creel and Guerrero. The property lies within a rugged mountainous terrain of the Sierra Madre Occidental of northwestern Mexico, with moderate to high relief.

Access to the Bolivar Property is by paved road (approximately 305 km from Chihuahua) and approximately 80 km by all-season gravel roads to the Village of Cieneguita, which is located some 7 km north of the property. The total road distance from Chihuahua is approximately 392 km.

The climate in western Chihuahua is semi-arid with a hot season from May through November and a milder season from December through to April. The mean annual temperature is 25° C with an average annual precipitation of approximately 758 mm. The area has a relatively rainy season from June to September – with a rate of precipitation ranging from 83 mm to 188 mm – and a relatively dry season with an average monthly precipitation of approximately 26 mm during the rest of the year. In the past, the Bolivar Mine has operated year round and was not normally affected by the typical seasonal climatic variations.

Electrical power for the Bolivar test mining activities is provided by on-site diesel generator. Dia Bras is planning to obtain electric power from the Mexican national grid system with backup generators at the mine site. Water, both industrial and potable, is drawn from local sources.

tonnes of ore containing 2,686 kg of copper, 7,990 kg of lead, 1,061 kg of silver and 44 kg of gold, indicating an average grade of 0.09% Cu, 0.28% Pb, 367 g/t Ag and 15.22 g/t Au. Since 1915, some 300 million ounces of silver, are reported to have been produced from the Batopilas District.

Other mining activities in the area include the Cieneguita de los Trejo gold deposit located at the outskirts of the village of Cieneguita, which is situated about 1.5 km northwest of the northwestern corner of the El Cumbre Mineral Licence. In the 1990s, Glamis Gold Ltd. (Glamis) developed an open pit mine and produced gold by heap leaching method. The old leach pads are readily visible and the current Dia Bras exploration camp is situated some 100 m west of one of those heap leach pads.

From 1980 to 2000, some 300,000 tonnes of mineralized material were mined while the Bolivar Mine was under the control of Bencomo Family. This included:

- 195,000 tonnes from the Fernandez trend
- 90,000 tonnes from the Rosario Trend,
- 15,000 tonnes from the Pozo del Agua Area

Detailed production records for this period are not available, but are reported to be in the order of 50 tonnes per day, and the average grade of the mineralized material is reported to be in the range from 5% Cu to 6% Cu and 25% Zn to 30% Zn.

GEOLOGICAL SETTING AND MINERALIZATION

The area of the Bolivar Property is underlain by an assemblage of Cretaceous and Tertiary volcanic and sedimentary rocks. These rocks are often intruded by granitic plutons of various sizes. A 750 m thick assemblage of Lower Tertiary to Upper Cretaceous andesitic agglomerates, flows and tuffs cover the southwestern portion of the area, and are referred to as the Lower Volcanic Series (LVS). These rocks are overlain by Mid Tertiary rhyolitic and dacitic ignimbrites and tuffs of the Upper Volcanic Series (UVS). In general, the rocks in the area trend northwest and dip gently to the northeast. These rocks are also cut by several northeast trending normal faults, which are commonly associated with small gullies.

Sausal-Cieneguita Lineament, such as at the old Bolivar Mine. These massive sulphide pods range in size from 0.5 m x 1 m to 1.5 m x 4 m.

- Gold and silver mineralization associated with rusty zones in light grey to pink, fine to medium-grained granite (endoskarn). Pyrite is commonly present as fine-grained disseminations within the matrix as well as concentrated along fractures. Occasional chalcopyrite is also present, such as along the road cut close to the old Valenzuela Mine.

EXPLORATION

Since December 2003, Dia Bras has carried out an exploration program of geological mapping, outcrop sampling, topographic survey and diamond drilling, and completed some 24,000 m in 133 holes. Initially, Dia Bras contracted Orbit Drilling (a subsidiary of St. Lambert Drilling of Val d'Or, Québec) to carry out this program. From mid 2004 and onwards, however, diamond drilling has been carried out by Dia Bras personnel. For the initial approximately 10 m of the holes, HQ core is recovered. Thereafter, the drill pipes are reduced to recover NQ core. Most of the core is stored at the project site. Some of the holes were inclined and oriented to the southwest and others are vertical.

The objective of this program has been to explore for near surface polymetallic sulphide mineralization within the areas of calc-silicate rocks with malachite staining, which have moderate northeast trending plunges. These holes have tested and attempted to better outline the areas close to the previously discovered and mined gold and polymetallic sulphide mineralization.

Exploration drilling in 2004 and 2005 discovered a new copper zone with significant gold values situated at the southern end of the Rosario Trend.

Extensive areas of skarn-type alteration, along with the presence of magnetite-rich zones along the main Rosario Trend, as well as southeast of the shaft area, within the Bolivar IV and Piedras Verdes mineral concession, indicate exploration potential for hidden high-grade skarn-type Cu-Zn mineralization.

to construct a 3D solid of the mineralized lenses and grades were interpolated into blocks in the 3D solids using only the 2 m drill hole assay composites located within the solids.

RPA has estimated the Mineral Resources of the Bolivar deposit using a cut-off grade based on the approximate average prices for copper and zinc, production cost and expected recovery in the resource model. RPA has used the over-all recovery of approximately 75% for the copper and 80% for the zinc. This is based on the five month production record (February to June 2005) at the Malpaso mill. RPA has used the production costs as estimated by Dia Bras for an underground mine at Bolivar. These costs are reported to be similar to small copper-zinc operations in Mexico. At the current copper price of around US$1.60 /lb. Cu and US$0.58 /lb. Zn, the cut-off grade for the Bolivar deposit resource estimate is calculated as 1.0% Cu and 6% Zn (3.4% Cu Eq). RPA recommends that this cut-off grade be used to report Mineral Resources.

RPA has classified the current resources at Bolivar as Measured, Indicated and Inferred Mineral Resources, as shown in Table 1-1.

Table 1-1 Mineral Resources
Dia Bras Exploration Inc. – Bolivar Deposit

Trend	Category	Tonnes	Grade			
			% Cu	% Zn	g/t Ag	g/t Au
Rosario	Measured	26,700	1.34	7.81	31.15	0.08
Rosario	Indicated	325,000	2.48	9.48	49.65	0.25
Rosario	Inferred	17,000	2.42	10.27	15.96	0.03
Fernandez	Indicated	24,900	3.18	1.78	211.67	2.69
Subtotal	**Indicated**	**359,900**	**2.61**	**8.79**	**63.46**	**0.41**
Subtotal	**Inferred**	**17,000**	**2.44**	**10.26**	**15.83**	**0.03**

Notes:
1. **CIM definitions were followed for the resource estimate.**
2. **Mineral Resources are estimated at a cutoff grade of 1% Cu and 6% Zn an average copper price of US$1.60 per lb and an average zinc price of US$0.58 per lb, and a minimum width of 2.4 m for a mineralized zone.**
3. **Density of mineralized rock is 3.42 t/m^3**

MINING AND MILLING ACTIVITIES

Currently, Dia Bras carries out test mining activities at Bolivar. This includes extraction of "development ore" as well as some mineralized blocks left from earlier

drilling and prospecting around the Bolivar mine area has discovered new target areas within zones of skarn-type hydrothermal alteration. The most prominent of these are:

- Rosario Sur: The primary target is the extension of the Rosario structure. A significant intersection of 1.14% Cu, 0.06% Zn, 61.35 g/t Ag and 3.08 g/t Au over 4 m in skarns is reported from Drill Hole DB05B128, which has intersected the No. 2 lens. This intersection is also associated with high magnetite content in the skarns.

- West of Shaft Area: Dia Bras reports similar relatively higher grade intersections of 1.34% Cu, 1.16% Zn and 47 g/t Ag over 26 m in Hole DB04B041 and 0.78% Cu, 0.44% Zn and 17 g/t Ag over 34 m in Hole DB04B044, with abundant magnetite. It is interesting to note that these intersections are close to (within 35 m) the surface, and thus more amenable to possible development by open pit methods in the future.

- Bolivar Noroeste: A cluster of drill holes have intersected sulphide mineralization, which are similar to those along the Rosario Trend, some 200 m north of the Bolivar shaft. Except for a hole oriented due north – thus parallel to the interpreted trend – the relatively copper rich No. 2 lens, however, has not been tested by these holes.

RPA is of the opinion that these new zones are open along strike and warrant further drill testing.

This report discusses the Bolivar Mine mineral concession and its Mineral Resources. The concession hosts a number of discontinuous lenses with skarn-type Cu-Zn-Ag-Au mineralization. The lenses vary in thickness from less than one metre to eight metres, extend more than 350 m (aggregate) along strike, and may extend up to 200 metres at depth.

This report also discusses the results of diamond drilling carried out within the other mineral concessions of the Bolivar Project.

Information for this Technical Report, supplied by Dia Bras, was collected during the second site visit by RPA to the Bolivar Mine, the exploration camp at Cieneguita and at the Dia Bras office in Chihuahua. Mr. Hrayr Agnerian, M.Sc. (Applied), P.Geo., Consulting Geologist with RPA, visited the Bolivar Mine on September 11, 2004 and again from April 12 to 15, 2005. He toured the Bolivar area and reviewed procedures and methodology used by Dia Bras in its mineral resource estimate. He also reviewed field practices used by Dia Bras staff. Mr. Agnerian is a Qualified Person and prepared this report.

This report is prepared in accordance with the requirements of National Instrument 43-101 (NI 43-101) of the Ontario Securities Commission (OSC) and the Canadian Securities Administrators (CSA).

In preparation of this report, Mr. Agnerian reviewed technical documents, reports and other sources of information as listed at the end of this report. Mr. Agnerian also held discussions with Dia Bras staff and other professionals knowledgeable on the project including:

- Mr. Rejean Gosselin, President of Dia Bras Exploration Inc.
- Mr. André St. Michel, M.Sc., P.Eng., President of Dia Bras Mexicana S.A. de C.V.

µ	Micron
°C	degree Celsius
°F	degree Fahrenheit
µg	microgram
A	Ampere
a	Annum
m^3/h	cubic metres per hour
CFM	cubic metres per minute
Bbl	Barrels
Btu	British thermal units
C$	Canadian dollars
Cal	Calorie
Cm	centimetre
cm^2	square centimetres
D	Day
dia.	Diametre
Dmt	dry metric tonne
Dwt	dead-weight ton
ft	Foot
ft/s	feet per second
ft^2	square feet
ft^3	cubic feet
g	Gram
G	giga (billion)
Gal	Imperial gallon
g/l	gram per litre
g/t	gram per tonne
Gpm	Imperial gallons per minute
gr/ft3	grain per cubic foot
gr/m3	grain per cubic metre
Hr	Hour
ha	Hectare
Hp	horsepower
In	Inch
in^2	square inch
J	Joule
K	kilo (thousand)
Kcal	kilocalorie
kg	Kilogram
km	Kilometer
km/h	Kilometer per hour
%	Percent
km^2	square kilometers
kPa	Kilopascal
kVA	kilovolt-amperes
kW	Kilowatt
kWh	kilowatt-hour
L	Liter
l/s	litres per second
m	Metre
M	mega (million)
m^2	square metres
m^3	cubic metres
min	Minute
masl	metres above sea level
mm	Millimeter
mph	mile per hour
MVA	megavolt-amperes
MW	Megawatt
MWh	megawatt-hour
m^3/h	cubic metres per hour
oz/ton	ounces per short ton
oz	troy ounce (31.1035g)
oz/dmt	ounce per dry metric tonne
ppm	part per million
psia	pound per square inch absolute
psig	pound per square inch gauge
RL	relative level
s	Second
st	short ton
stpa	short ton per year
stpd	short ton per day
T	metric tonne
tpa	metric tonne per year
tpd	metric tonne per day
US$	United States dollar
USg	United States gallon
USgpm	US gallon per minute
V	Volt
w	Watt
wmt	wet metric tonne
yd^3	cubic yard
yr	Year
CAN$	Canadian Dollar
M$	Mexican Peso

3 DISCLAIMER

This report has been prepared by RPA for Dia Bras Exploration Inc. (Dia Bras). The information, conclusions, opinions, and estimates contained herein are based on:

- Information available to RPA at the time of preparation of this report,
- Assumptions, conditions, and qualifications as set forth in this report, and,
- Data, reports, and other information supplied by Dia Bras.

For technical information on the Bolivar deposit, RPA has relied on some reports by Dia Bras, as well as by other consultants. RPA has not verified the technical information in these reports, but has formed its opinions on the geological continuity of the mineralized zones at Bolivar, primarily on the basis of this technical information. RPA has visited the Bolivar deposit and has taken independent samples.

While it is believed that the information contained herein is reliable under the conditions and subject to the limitations set forth herein, this report is based in part on information not within the control of RPA and RPA does not guarantee the validity or accuracy of conclusions or recommendations based upon that information that is outside the area of technical expertise of RPA. While RPA has taken all reasonable care in producing this report, it may still contain inaccuracies, omissions, or typographical errors.

Table 4-1 Mineral Concessions List Dia Bras Exploration Inc. – Bolivar Project				
Project Area	**Concession**	**Title No.**	**Area (ha)**	**Expiry Date**
Bolivar	Bolivar	192324	63.6	2030+
	Bolivar III	180659	48.0	14-07-2037
	Bolivar IV	195920	50.0	14-07-2042
	La Chaparrita	217751	10.0	2040+
	Piedras Verdes	220925	92.5	27-10-2009
Mezquital	Mezquital	223019	2,475.4	05-10-2040
	Mezquital Fraction 1	223020	4.7	05-10-2040
	Mezquital Fraction 2	223021	2.4	05-10-2040
	Mezquital Fraction 3	223022	974.6	05-10-2040
Santa Maria	Santa Maria	209650	2,100.0	02-08-2050
	El Cumbre	209660	2,280.3	02-08-2050
Florida	San José	209649	462.0	02-08-2050
	Ampl. San José	223025	229.5	02-08-2049
	Val	223016	95.2	02-08-2049
	Val-1	223018	36.3	02-08-2049
	Val Fraction	223017	0.1	02-08-2049
	El Gallo	224112	251.8	07-04-2061
	La Mesa	223506	718.9	02-08-2049
	La Cascada	222720	1,944.3	02-08-2049
Total			**11,839.6**	

Source: Muñoz, 2005, Alvarado, 2003, Goodell, 2003, Dia Bras Press Release of November 3, 2003, and Agreement between El Paso Partners and Dia Bras (July 29, 2003).

The Bolivar, Bolivar III, Bolivar IV and La Chaparrita concessions are held as mining (Exploitation) licences. The remaining fifteen are held as exploration licences. RPA understands that since the old San José Mine, Bolivar Mine and Valenzuela Mine operations were being worked before the present (1988) environmental legislation in Mexico, no environmental liabilities are attached to the present properties.

BOLIVAR III AND BOLIVAR IV CONCESSIONS

In September 14, 2004, Dia Bras entered into an Option to Purchase Agreement with Sr. Javier Octavio Bencomo Muñoz, executor for the estate of Sra. Berta Muñoz de Bencomo (Bencomo) on the one hand, Sra. Carmen Beatriz Chavez Márquez and Sr. Jesus Fernandez Loya on behalf of Minera Senda de Plata, S.A. de C.V. (Senda) on the other, for the Bolivar III and Bolivar IV Concessions of the Bolivar Mine property. To

US$1.638 million over seven years, including minimum expenditures of US$150,000 during the first year. The detailed breakdown of the option payments is as follows:

- July 2003, US$5,500 (paid)
- January 2004, US$5,500 (paid)
- July 2004, US$5,500 (paid)
- January 2005, US$5,500 (paid)
- July 2005, US$12,500
- January 2006, US$20,500
- July 2006, US$37,500
- January 2007, US$37,500
- July 2007, US$37,500
- January 2008, US$37,500
- July 2008, US$62,500 (Royalty)
- July 2009, US$62,500 (Royalty)

On August 9, 2004, in an addendum (amendment) to the July 29, 2003 agreement, Dia Bras and EPP agreed to maintain the clause regarding the 10 km area of interest with respect to the EPP claims, with the exception the five Bolivar concessions (Bolivar, Bolivar III, Bolivar IV, La Chaparrita and Piedras Verdes) would not be included in the 10 km area of interest. The terms of this amendment included that Dia Bras issue 300,000 of its shares to EPP.

SAN JOSÉ AGREEMENT

On July 29, 2003, Dia Bras entered into a similar Option to Purchase Agreement with Polo y Ron Minerales, similar to the EPP agreement, for the San José, San José Ampliación, Val, Val 1 and Val Fraction concessions, subject to a 3% Net Smelter Return (NSR) royalty. Dia Bras agreed to pay EPP graduated annual instalments totalling US$329,500 by 2009. The detailed breakdown of the option payments is as follows:

- July 2003, US$5,500 (paid)
- January 2004, US$5,500 (paid)
- July 2004, US$5,500 (paid)
- January 2005, US$5,500 (paid)
- July 2005, US$12,500
- January 2006, US$20,500
- July 2006, US$37,500
- January 2007, US$37,500

Table 4-2 Summary of Agreement Terms
Dia Bras Exploration Inc. – Bolivar Project

Agreement	Cash Payments (US$)			Work Commitments (US$)	Total (US$)
	Paid	Pending	Subtotal		
Bolivar III & IV	550,000	650,000	1,200,000		1,200,000
Sta Maria El Cumbre	22,000	307,500	329,500	1,638,000*	1,967,500
San José (Florida)	22,000	307,500	329,500		329,500
Mezquital	10,000		10,000		10,000
Piedras Verdes	115,000	85,000	200,000		200,000
Totals	**719,000**	**1,350,000**	**2,069,000**	**1,638,000***	**3,707,000**

Source: Muñoz, 2005.
Note (*): US$150,000 was required to be spent during first year of agreement.

The above concessions are subject to a rental fee of 405 Mexican Pesos/ha (Total about M$172,080 or about US$15,500) for the current year and thereafter to an annual rental fee of M$1.1 million (about US$101,000) to the Government of the State of Chihuahua.

Mexican Mining Law requires that the holder of a Mineral Licence carry out exploration work only upon obtaining an Exploration Permit from the Consejo de Recursos Minerales (CRM), during the first period, which comprises six years. Upon execution of the initial exploration program and submission of a technical report, the Exploration Permit on the Mineral Licence may be extended for a period of fifty (50) years. If a mineral deposit is present or discovered within the Mineral Licence, then the property may be converted into a Mining Licence annual requirements of fees (in Mexican Pesos) for exploration properties as well as for Mining Licences are presented in Tables 4-3 and 4-4 below. (CRM, 1999).

Figure 4-1

Dia Bras Exploration Inc.

Bolivar Property
State of Chihuahua, Mexico

Mineral Concessions Map

805,000 E
800,000 E
795,000 E
3,002,000 m.
2,997,000 N
N
0 1 2 3 4 5
Kilometres
Village of Cieneguita
Village of Piedras Verdes
SANTA MARIA T-209650
MEZQUITAL FRACC. 3 T-223022
MEZQUITAL FRACC. 2 T-223021
MEZQUITAL FRACC. 1 T-223020
EL CUMBRE T-209660
SAN JOSE T-209649
LA CHAPARRITA T-21751
EL GALLO
AMPL. SAN JOSE T-223025
VAL T-223016
BOLIVAR T-192324
VAL I T-223018
MEZQUITAL T-223019
EL GALLO T-224112
BOLIVAR IV T-195920
BOLIVAR III T-180659
T-220925
PIEDRAS VERDES
VAL FRACCION T-223017
LA CASCADA T-222720
LA MESA 223506

Legend:
Bolivar Concessions
Florida Concessions
Mezquital Concessions
Santa Maria Concessions

July 2005

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the Bolivar Mine area is by paved road (approximately 305 km from Chihuahua) and a further approximately 80 km by all-season gravel roads to the Village of Cieneguita, which is located some 7 km north of the property. The total road distance from Chihuahua is approximately 392 km.

The climate in western Chihuahua is semi-arid with a hot season from May through November and a milder season from December through to April. The mean annual temperature is 25° C with an average annual precipitation of approximately 758 mm. The area has a relatively rainy season from June to September – with a rate of precipitation ranging from 83 mm to 188 mm – and a relatively dry season with an average monthly precipitation of approximately 26 mm during the rest of the year (Banda M., 2005). In the past, the Bolivar Mine has operated year round and was not normally affected by the typical seasonal climatic variations.

Electrical power for the Bolivar Mine operations is provided by an on-site diesel generator. Dia Bras is planning to obtain electric power from the Mexican national grid system with back-up generators at the mine site. Water, both industrial and potable, is drawn from local sources.

The two villages of Piedras Verdes and Cieneguita are located close to the Bolivar mineral concession, with a combined population of approximately 1,500 people (approximately 1,000 for Cieneguita and 500 for Piedras Verdes) including some of the mine employees. Transportation to the Bolivar Mine or the camp at Cieneguita is by private vehicles and company vehicles.

6 HISTORY

6.1 BOLIVAR MINE AREA

Historic mining, prospecting and exploration for polymetallic Cu-Zn-Pb-Ag-Au deposits in the Sierra Madre Precious Metal Belt of Northwestern Mexico have been carried out since the Spanish Colonial days. In the general area of the current properties, this belt comprises three mineral districts. These are the Batopilas District, Piedras Verdes District and the Urique District.

From 1980 to 2000, some 300,000 tonnes of mineralized material were mined while the Bolivar Mine was under the control of Bencomo Family. This included:

- 195,000 tonnes from the Fernandez trend
- 90,000 tonnes from the Rosario Trend,
- 15,000 tonnes from the Pozo del Agua Area

Detailed production records for this period are not available, but are reported to be in the order of 50 tonnes per day, and the average grade of the mineralized material which was mined is reported to be in the range from 5% Cu to 6% Cu and 25% Zn to 30% Zn (Banda M, 2005).

6.2 OTHER MINERAL CONCESSIONS

In 1632, a native silver vein was discovered at La Nevada near Batopilas, some 30 km east of the Santa Maria Property. Thereafter, sporadic mining of silver deposits continued for almost one hundred years. A second phase of mining started with the Carmen Mine near the end of 18th Century, but was halted due to the Mexican War of Independence from 1810 to 1821. A third phase of mining in the region occurred from 1862 to 1914, but was again halted due to the Mexican Revolution in 1910. Since 1915, there have been sporadic attempts to develop mineral deposits in the area, and some 300 million ounces of silver, are reported to have been produced from the Batopilas District.

7 GEOLOGICAL SETTING

7.1 REGIONAL GEOLOGY

The geomorphology of western Chihuahua State consists of three major terranes. A northwest striking mountain chain (Sierra Madre Occidental), 80 km to 100 km wide, parallels the coastline of Baja California along the western margin of the country and hosts numerous base and precious metal deposits and occurrences. To the east, is a 200 km to 300 km wide central valley, which is bounded by another mountain chain (Sierra Madre Oriental) in the eastern part of the State of Chihuahua. Between the two mountain chains, Tertiary, Mesozoic and Palaeozoic rocks are preserved. In the general area of the Bolivar Property, Tertiary and Mesozoic rocks are also present.

The regional geology of the northwestern part of Mexico has been interpreted and discussed in a 1994 publication by the Consejo de Recursos Minerales (CRM), of the Mexican Ministry of Mineral Resources (Vargas et al, 1994).

The Bolivar Property is situated within the Batopilas Mining District, which is within a major north-northwest trending Sierra Madre Precious Metals Belt extending across the states of Chihuahua, Durango and Sonora in Northwestern Mexico. The Batopilas District is underlain by the Lower Cretaceous sedimentary and volcanic rocks of the Urique Group. These rocks are also considered as the "basement rocks" in the area and are overlain by an up to 3 km thick sequence of Upper Cretaceous to Lower Tertiary predominantly intermediate to felsic volcanic rocks of the Lower Volcanic Suite (LVS). The rocks of the LVS are in turn overlain by younger continental rhyolitic and dacitic ignimbrites (up to 1.5 km thick) of the Upper Volcanic Suite (UVS) which are interpreted to be Middle Tertiary in age (Figure 7-1). In general, the rocks in the area trend northwest and dip gently to the northeast. These rocks are also cut by several northeast trending normal faults, which are commonly associated with small gullies.

A number of lineaments with mineral potential have been recognized within the Batopilas Mining District. From west to east these include:

hosts the Lluvia de Oro, Los Vazquez and La Patria mineral deposits. These deposits are described as veins and mantos hosted by silicified Cretaceous volcanic and sedimentary rocks with interlayered andesitic flows, tuffs, quartzites, conglomerates, limestones and shales. The Lluvia de Oro area was discovered in 1899 and operated from 1903 and the late 1930s. An estimated 100,000 tonnes of ore with grades as high as 312 g/t Au and 850 g/t Ag are reported to have been produced from this district. Production from 1936 is also reported to have been some 1,065 tonnes at an average grade of 12.7 g/t Au, 106 g/t Ag. Mineral Resources of the Lluvia de Oro, Los Vazquez and La Patria deposits are reported to contain some 2.11 million tonnes at an average grade of 2 g/t Au and 23 g/t Ag (McMillan 1997 and CRM 1994).

- Cieneguita de Los Trejo deposit: This deposit is located at the outskirts of the village of Cieneguita (Figure 7-1). It was reported with Mineral Reserves totalling some 1 million tonnes at an average grade of 1.5 g/t Au and was mined by Glamis from 1997 to 2000 (Banda, 2005 and McMillan 1997).

7.2 LOCAL GEOLOGY

The Bolivar and other properties in the area are underlain by a 750 m sequence of the LVS and a thicker sequence of the UPS, as noted above. There is little information about detailed geology of the area. Regional mapping by the CRM, however, suggest that about 60% to 70% of the area of the properties is underlain by rhyolitic and dacitic ignimbrite rocks of the UVS. These rocks are often intruded by granitic plutons of various sizes (Figures 7-2 and 7-3).

The local stratigraphy is shown in Figure 7-4. Based on outcrops and published information (Wilkinson et al, 1988) the sequence of the lithologic units present within the four properties is interpreted to be, from top to bottom, as follows:

- Yarbanis Formation (Ty): massive rhyolite ignimbrites.
- Casas Coloradas Formation (Tcc): Rhyolitic tuff and felsic flow breccia.
- Cinco de Mayo conglomerate (Tcc).
- El Arenal flow breccia (Tca): With purple porphyritic lithic fragments. Recent field observations by RPA indicate it to be a lapilli tuff.
- San José flow breccia (Tsj): With olive green aphanitic lithic fragments.
- Las Tahonas granodiorite (Ktlt): Porphyritic with white orthoclase, milky and clear quartz, and biotite, intrudes Ktd and Ktp.
- Dolores Micro-quartz diorite: Sub-phaneritic to sub-aphanitic, with plagioclase, augite and biotite, intrudes Ktp.
- Pastrana dacite (Ktp): Includes three phases:
  - Phase I: With aphanitic olive green matrix.
  - Phase II: With aphanitic olive green matrix and augite phenocrysts.
  - Phase III: With aphanitic olive green matrix, augite and plagioclase phenocrysts.

Structural data from outcrops within the Bolivar Property as well as from drill core indicate that the dominant bedding orientation is the regional northwest striking and gently to moderately northeast dipping units of limestones, calc-silicate and volcanic rocks (Figures 7-2 and 7-3). A number of outcrops clearly exhibit northeast trending tight folding, such as at the Bolivar Mine. Recent field visits by RPA also suggests that several northeast trending shear zones and other structures in the area are coincident to


Figure 7-2
Dia Bras Exploration Inc.
Bolivar Project
State of Chihuahua, Mexico
Property Geology
N
0 0.5 1.0 1.5 2.0
Kilometres
799,000 E
800,000 E
801,000 E
802,000 E
803,000 E
804,000 E
3,002,000 N
3,001,000 N
3,000,000 N
2,999,000 N
2,998,000 N
2,997,000 N
2,996,000 N
2,995,000 N
2,994,000 N
BOLIVAR SHAFT
BOLIVAR CONCESSIONS
SANTA MARIA CONCESSIONS
FLORIDA CONCESSIONS
MEZQUITAL CONCESSIONS
After: Joaquin Rodriguez L.
Legend:
Tuffs ignimbrites and rhyolitic rocks of the Upper Volcanic Series
Tuffs and andesitic rocks of the Lower Volcanic Series
Andesite with disseminated pyrite
Granitic rock
Argillic epidote alteration & oxides
Garnetiferous skarn with Cu-Zn mineralization
Endoskarn
Silicification & oxidication
Fault
Felsic Dyke
Mineralized zone
July 2005


metres
2100
2000
1900
1800
1700
1600
1500
1400
1300
1200
1100
1000
900
800
700
600
500
400
Ty
Tcc
Tca
Tsj
Ktp
Ktd
Ktlt

After: Wilkerson et al., 1988.

Legend:

- Ty — *Yarbanis Formation*
- Tcc — *Casas Coloradas Formation*
- Tcc — *Cinco de Mayo Conglomerate*
- Tca — *El Arenal Flow Breccia*
- Tsj — *San José Flow Breccia*
- Ktlt — *Las Tahonas Granodiorite*
- Ktd — *Dolores Micro-Quartz Diorite*
- Ktp — *Pastrana Dacite*

Ty **Yarbanis Formation:** massive rhyolite ignimbrites

UPPER VOLCANIC SERIES (UVS)

Tcc **Casas Coloradas Formation:** rhyolite tuff & felsic flow breccia

Tcc **Cinco de Mayo Conglomerate**

Tca **El Arenal Flow Breccia:** purple porphyritic lithic fragments

Tsj **San José Flow Breccia:** olive green aphanitic lithic fragments

Ktlt **Las Tahonas Granodiorite:** porphyritic with white orthoclase, milky and clear quartz, and biotite. Intrudes Ktd and Ktp

LOWER VOLCANIC SERIES (LVS)

Ktd **Dolores Micro-Quartz Diorite:** sub-phaneritic to sub-aphanitic; plagioclaste, augite and biotite. Intrudes Ktp

Ktp **Pastrana Dacite:**
- **Phase I:** aphanitic olive green matrix
- **Phase II:** aphanitic olive green matrix with augite phenocrysts
- **Phase III:** aphanitic olive green matrix with augite and plagioclase phenocrysts

Figure 7-4

Dia Bras Exploration Inc.

Bolivar Project
State of Chihuahua, Mexico

Igneous Stratigraphy of the Batopilas Mining District

July 2005

garnet/epidote alteration (endoskarn) close to and along the road at the La Increible Mine within the Piedras Verdes mineral concession. These features suggest that the geologic model is hydrothermal gold-polymetallic sulphide (skarn) mineralization associated with calc-silicate layers (Stanton, 1972).

The skarn mineralogy at Bolivar is not well understood. There are three mineralogical types of skarn that are recognized in the area: epidote skarn, garnet skarn and pyroxene skarn. The spatial distribution, relative abundance and paragenesis of each type, however, are not yet determined by geological mapping in the area.

general, 10 cm to <1 m wide and are typically associated with rusty outcrops of rhyolite containing limonitic pseudomorphs of pyrite.

Results of recent sampling of drill core and underground workings are presented in Table A (Appendix). Results show that a number of mineralized zones are present along the Rosario and Fernandez trends.

8.1 TYPES OF MINERALIZATION

Skarn-type Cu-Zn-Ag-Au mineralization in the Bolivar area is structurally controlled and forms mineralized zones that are close to structures. It is possible that the mineralized zones occupy pre-existing fault structures and extensional openings formed during mineralization. The mineralized zones are dominant with calc-silicate minerals and variable quantities of quartz, calcite, and chlorite. Sphalerite and chalcopyrite are the predominant sulphides, commonly ranging from 10% to 30%, with occasional massive sulphide zones. Minor amounts of disseminated pyrite are also present. In general, sulphides are medium to coarse-grained within the skarn zones, and are relatively uniformly distributed throughout the higher grade parts of the mineralized zones. The sulphides occur within the carbonate rocks, which they replace, a common feature in skarn-type mineralization (Park and MacDiarmid, 1964).

Observations at old underground workings, on drill core and at many outcrops suggest that there are three types of mineralization at the Bolivar and other properties in the area. These are:

- Polymetallic sulphide and gold mineralization generally associated with skarn zones, such as at the old Bolivar and La Increible mines. In general, gold shows a positive correlation with chalcopyrite(?) although the presence of chalcopyrite does not necessarily indicate higher-grade gold in the rock.

- Silver and gold mineralization associated with veins of massive galena and sphalerite, such as at the old San José de Pilar Mine.

- Gold mineralization associated with brecciated and rusty zones with disseminated pyrite, such as at the showings within the Santa Maria Structure.

be prevalent. A narrower zone of similar copper-rich mineralization also occurs very close to the contact with the intrusive. Higher up in the stratigraphic section several lenses of zinc-copper mineralization. This type of zonal distribution of sulphides associated with skarn-type alteration assemblages of calc-silicates and iron-oxides are described at other mineral deposits in southwestern United States (Meyer and Hemley, 1967).

8.2 MINERALIZED AREAS

Currently, there are at least eleven mineralized areas within the nineteen mineral concessions of the Bolivar project area (Figure 8-1). These are:

- Bolivar High Grade Zone
- Bolivar Zona Sur
- Bolivar Northwest
- La Increible
- La Pequeña
- San José de Piñal
- El Gallo
- La Montura
- Arizona/El Val
- Central Area
- Breccia

These mineralized zones are hosted within three main structural zones (Figure 7-2). These are the; El Val – La Pequeña Structure; San José del Pinal type veins; and the Santa Maria Structure.

8.2.1 ROSARIO MINERALIZED STRUCTURE

The main (Rosario) mineralized system is approximately 350 m long, with mineralized zone widths varying from less than one metre up to 8 m. It forms part of the El Val-La Pequeña Structure (Figures 7-3 and 8-1). Individual ore-shoots within the lenses range from 20 m to 50 m long horizontally, and from 20 m to 50 m vertically. Strike orientations are generally northwest, and dips are from 20° to 40° to the northeast. All economic copper and zinc mineralization discovered and mined to date lies within 300 m of surface. Post-mineral faults locally disrupt and offset the mineralized zones.

The Rosario mineralized structure is situated along the northeast flank of a northwest trending valley, which is part of the El Sausal-Cieneguita Lineament. Detailed cross sections and level plans of the Bolivar mine area are discussed under a separate section of Mineral Resources and are presented in Figures 23-5 to 23-31 (Appendix). Near the shaft of the Bolivar Mine, the area exhibits typical skarn-related zinc and copper mineralization. Field observations are as follows:

- A northeast trending small ridge of isoclinally folded limestone - now completely altered to garnet, epidote and magnetite – is adjacent to a small northeast trending gully. A gravel road separates this ridge from the adit leading to the old underground workings, and the adit is some 50 m from the small ridge. At the adit a 1 m wide mafic dike cuts the mineralized area, which is up to 40 m wide. Pods of massive sphalerite with minor chalcopyrite are present at both sides of the dike.

- On the northwest side of the dike the massive sulphide pods are larger (1.5 m to 4 m) and more common, in an exposed area about 10 m wide. These pods constitute about 50% of the rock

- On the northeast side of the dike the massive sulphide pods are smaller (<1 m to 1.5 m) and less common (10% to 15% of the rock). These pods are separated with ≥2 m wide areas containing disseminated sulphides - mostly sphalerite (≤10%) with minor pyrite and chalcopyrite (≤1% to 5%) - in an exposed area about 30 m wide. Chalcopyrite and other Cu-sulphides (bornite and/or covellite) are also present as fracture coating material, or as small veinlets.

- Copper staining (commonly malachite) is readily observed on the altered limestone dipping into the hill.

endoskarn-type alteration includes epidotization, silicification and magnetite with associated pyritization. Pyrite is present as fine to medium-grained disseminations as well as fracture coating material. This zone of pyritic material continues for about 700 m along the gravel road.

- El Val Medio: At this locality, the El Val Structure consists of an up to 50 m wide skarn zone at the contact between limestones and andesites. The mineralized zone is 1.5 m to 5 m wide, has a moderate dip to the northeast and contains massive sulphides, such as chalcocite, chalcopyrite, bornite and sphalerite, with conspicuous malachite staining.

- La Pequeña: This area is situated some 1,300 m east of the old La Increible adit. Mineralization is similar to but narrower that at El Val Medio. At this locality, the mineralized zone is 0.5 m to 1 m wide, has a moderate dip to the northeast and contains massive sulphides, such as chalcocite, chalcopyrite, bornite and sphalerite. Results of recent chip sampling by Dia Bras include grades ranging from 0.01% Cu, 0.41% Zn, 0.03% Pb, 15 ppb Au and 5 g/t Ag to 2.22% Cu, 25.6% Zn, 0.22% Pb, 120 ppb Au and 152 g/t Ag.

- El Val: This area comprises the southeastern part of the El Val Structure and consists of a northeast dipping skarn zone up to 200 m wide. The skarn is cut by narrow north trending felsic dikes and at its lower contact it is grey, fine-grained with almost hypidiomorphic texture (endoskarn). Sulphide mineralization at El Val occurs near the contacts with felsic dikes, within alteration/mineralization haloes 10 m to 20 m wide. The sulphides occur as small pods within the haloes.

8.2.4 SAN JOSÉ TYPE VEINS

This style of sulphide mineralization is different from the Bolivar or Valenzuela areas. At San José del Pinal, at least five massive sulphide veins have been discovered within tuffaceous rocks. These are:

- Veins 1 and 2: These veins trend northeast (N50°E to N60°E) and dip moderately to the northwest (55° to 65°) are the more prominent ones and consist of almost exclusively galena with minor sphalerite. The San José de Pilar Mine contains at least two adits with old underground workings. Previous underground development indicates that these veins vary in thickness from 80 cm to 5 m and could extend to 450 m along strike (Rodriguez, 2004). Recent sampling and drilling results by Dia Bras, however, were not encouraging.

- Other veins: These veins are west-northwest trending and moderately to steeply southwest dipping (60° to 82°). One north trending vein is also reported.

- Mezquital Prospect: This area is situated south of the San José Prospect and contains similar malachite stained outcrops as at the Bolivar Mine and the La

9 EXPLORATION

9.1 DIAMOND DRILLING

From December 2003 to the present, Dia Bras carried out an exploration program of geological mapping, outcrop sampling, topographic survey and diamond drilling, and completed more than 26,280 m in 153 holes. Most of the drilling, some 21,055 m in 118 holes, was completed in the area of the Bolivar Mine. Initially, Dia Bras contracted Orbit Drilling (a subsidiary of St. Lambert Drilling of Val d'Or, Québec) to carry out this program. From mid 2004 and onwards, however, diamond drilling is carried out by Dia Bras personnel. For the initial approximately 10 m of the holes HQ core is recovered. Thereafter, the holes are reduced to recover NQ core. The entire core is stored at the project site. Some of the holes were inclined and oriented to the southwest and others are vertical.

The objective of this program was to explore for near surface polymetallic sulphide mineralization within the areas of calc-silicate rocks with malachite staining, which have moderate northeast trending plunges. These holes tested and attempted to better outline the areas close to the previously discovered and mined gold and polymetallic sulphide mineralization.

Exploration drilling in 2004 and 2005 discovered a new copper zone with significant gold values situated at the southern end of the Rosario Trend.

Extensive areas of skarn-type alteration, along with the presence of magnetite-rich zones along the main Rosario Trend, as well as southeast of the shaft area, within the Bolivar mineral concession, indicate potential for hidden high-grade skarn-type Cu-Zn mineralization.

Dia Bras carries out the current diamond drilling program through in-house crews. Systematic testing of the copper and zinc bearing zones is carried out by diamond drill holes spaced 25 m to 50 m apart. Statistics of the 2004 and 2005 diamond drilling are

1.14% Cu, 0.06% Zn, 61.35 g/t Ag and 3.08 g/t Au over 4 m intersected in Hole DB05B128 (Dia Bras 2005).

RPA notes that a similar copper-rich zone is present some 125 m west of the Bolivar shaft. This zone has been intersected by two holes with assay results as follows:

- 1.34% Cu, 1.16% Zn and 47 g/t Ag over 26 m in Hole DB04B041, and
- 0.78% Cu, 0.44% Zn and 17 g/t Ag over 34 m in Hole DB04B044.

RPA is of the opinion that this new zone is open along strike and warrants further drill testing.

Dia Bras has an exploration team of Mexican geologists, technicians, and support personnel located at the Cieneguita camp. This team is directly responsible for the exploration programs within the mineral concessions. Diamond drilling services for the current exploration program is provided by Dia Bras crews. Outside services, particularly for geophysical surveys and certain geological specialties, are contracted to independent consultants as required.

9.2 UNDERGROUND EXPLORATION

Currently, Dia Bras is carrying out a program of refurbishing old underground workings, sampling and opening up new areas discovered by recent surface diamond drilling along the Rosario Trend.

Mining development by previous operators on the Rosario Trend was done on four levels and three sublevels (Figure 9-2 to 9-5). These are:

- Level 6 (elev. 1,820 m).
- Level 4 (elev. 1,848 m).
- Level 2 (elev. 1,860 m).
- Level 1 (elev. 1,875 m)
- Sublevel 828 (elev. 1,828 m).
- Sublevel Foto (elev. 1,831 m).
- Sublevel Sandwich (elev. 1,870 m).

The most important of the areas along the Rosario Trend where current underground exploration and development is being carried out are:

- La Cobriza: Access to this area is by the adit on Level 6 (Figure 9-5).
- Rodolfo (Alta Ley): This area is situated some 15 m east of La Cobriza (Figure 9-2).
- Reggie Medium Grade: This area is situated some 50 m south of La Cobriza, close to the contact with the granodiorite intrusive (Figure 9-5).
- Reggie Este: This area is situated some 25 m east of Oeste. It was discovered by an intersected of semi-massive sulphide mineralization intersected in Drill Hole DB04B087 and a cross-cut (Figure 9-2).

Drifting is also in progress along the Fernandez Trend. There are many old workings in this area, which are developed on eight sublevels and one raise. The sublevels are numbered as 835 (1,835 m), 845 (1,845 m), 848 (1,848 m), 852 (1,852 m), 854 (1,854 m), 869 (1,969 m), 870 (1,870 m) and 906 (1,906 m).


SEC. 10-N
SEC. 8-N
L.R.
SEC. 6-N
SEC. 4-N
SEC. 2-N
SECC. 00
SEC. 1-S
SEC. 3-S
SEC. 5-S
SEC. 7-S
SEC. 9-S
SEC. 11-S
SEC. 13-S
SEC. 15-S
SEC. 17-S
SEC. 19-S
9,900 E
10,000 E
10,100 E
N
10,000 N
9,900 N
9,800 N
SHAFT
FERNANDEZ TREND
ROSARIO TREND
Projected from sublevels
0 10 20 30 40 50
Metres
Legend:
Granodiorite
Andesitic Dyke
Skarn
Hornfels
Marble
Massive sulphides
Semi-massive sulphides
Pods of sulphide mineralization
Brecciated zone
Fault
July 2005
Source: Dia Bras, 2005.

Figure 9-3

Dia Bras Exploration Inc.

Bolivar Deposit
State of Chihuahua, Mexico

Fernandez Trend
Level 4 (elev. 1,848 m)

SEC. 10-N
L.R.
SEC. 8-N
SEC. 6-N
SEC. 4-N
SEC. 2-N
SECC. 00
SEC. 1-S
SEC. 3-S
SEC. 5-S
SEC. 7-S
SEC. 9-S
SEC. 11-S
SEC. 13-S
SEC. 15-S
SEC. 17-S
SEC. 19-S
9,900 E
10,000 E
10,100 E
N
SHAFT
10,000 N
9,900 N
9,800 N
LA COBRIZA
0 10 20 30 40 50
Metres
Legend:
Granodiorite
Andesitic Dyke
Skarn
Hornfels
Marble
Massive sulphides
Semi-massive sulphides
Pods of sulphide mineralization
Brecciated zone
Fault
July 2005
Source: Dia Bras, 2005.

Figure 9-5

Dia Bras Exploration Inc.

Bolivar Project
State of Chihuahua, Mexico

Rosario Trend
Level 1 (elev. 1,875 m)

11 SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1 SAMPLE PREPARATION AND ASSAYS

Rock and core samples are sent to Chemex Laboratories (Chemex) in Mississauga, Ontario, for assays. At Chemex, samples are crushed, pulverized, and assayed for copper, zinc, silver and gold (Banda M., 2005). Assays are done using different assaying techniques as follows:

- For Au and Ag: using the fire assay technique with an Atomic Absorption (AA) finish.
- For Cu and Zn: using Atomic Absorption Spectroscopy (AAS) method.

The sample preparation and assay protocols are presented in the Appendix. RPA considers them to be satisfactory and comparable to procedures used at other commercial laboratories in Canada.

Assay results are sent by e-mail as well as hard copy, and results are checked for any discrepancies. Table B (Appendix) provides the list of mineralized intersections. RPA is not aware of any reporting errors.

11.2 ASSAY QUALITY ASSURANCE AND QUALITY CONTROL

The quality assurance procedures and assay protocols are, as follows:

- Samples are handled only by Dia Bras authorized personnel. Samples from the mining operation (underground sampling) and of drill core are sent by the Project Geologist to Chemex.
- All drill core from surface drill holes is taken one or more times per shift from the drill rigs directly to a drill logging and sampling area within the secured and guarded Cieneguita exploration camp by authorized personnel. Within 48 hours, the material core intervals (e.g. potentially mineralized intervals) are logged and sampled; and the samples are sent to Chemex.

The assay data are then entered into the central database by Dia Bras geologists at the Cieneguita exploration camp, and a copy is sent to the Chihuahua office. The procedures for further data processing and interpretation are as follows:

- A hard copy of the assay results is prepared and transferred (glued) onto the cross sections depicting the trace of the drill holes.
- Mineralized intersections are coded as to the grade classification and their stratigraphic location with respect to the assemblage of the mineralized zones within the Rosario or Fernandez structures.

Data verification is carried out, as discussed in the following section.

- The copper and zinc assays are within ±10% of the expected values.
- The majority of the gold and silver assays of the standards (both high-grade standards as well as low-grade standards) are within one standard deviation (±1σ) of the mean.

Dia Bras plans to conduct check assays independently at another commercial laboratory. For the current database, however, Dia Bras has not requested routine check assaying of standards or blanks. Instead, Dia Bras geologists have collected duplicate samples after every 10th sample and sending it to Chemex. For quality control RPA recommends that Dia Bras personnel insert control samples of "blank" and "standards" with each batch of regular samples sent to the laboratory. The former (blank) samples may be country rock with no precious metal values, may be inserted after the 10th, 32nd, 54th etc. sample and the latter standard samples of known concentration, say 10 g/t Au, may be inserted after the 21st, 43rd, 65th etc. sample.

This procedure provides a preliminary check on the gold and tungsten concentration of the 10% of the sample population. Both blank and standard samples are numbered consecutively to allow for easier tracking of assay results and for "honest" assaying at the laboratory. The blank samples would resemble regular drill core material. The standard samples, however, are easily recognized because they are smaller in quantity and are already pulverized. This procedure (controls-within-batch) allows ready identification of sample batches for which sample preparation and assaying problems are encountered and the batch can then be rerun.

Target: 3.24 g/t Au to 3.74 g/t Au


Quality Control Report
Standard: OXK35 Method: Au-AA23 Analyte: Au
Au, ppm
3.743
3.489
3.235
02/05/05
06/05/05
10/05/05
14/05/05
18/05/05
22/05/05
26/05/05
30/05/05
03/06/05
07/06/05
All Data
DIABRA
HE05041445

Target: 0.60 g/t Au to 0.70 g/t Au


Quality Control Report
Standard: OxE21 Method: Au-AA23 Analyte: Au
Au, ppm
0.707
0.651
0.595
08/07/05
12/07/05
16/07/05
20/07/05
24/07/05
28/07/05
01/08/05
05/08/05
09/08/05
13/08/05
All Data
DIABRA
CH05061773

Target: 52.2 g/t Ag to 64.3 g/t Ag


Quality Control Report
Standard: Pb-106 Method: ME-ICP41 Analyte: Ag
Ag, ppm
64.48
58.25
52.03
29/04/05
03/05/05
07/05/05
11/05/05
15/05/05
19/05/05
23/05/05
27/05/05
31/05/05
04/06/05
All Data
DIABRA
HE05041446

Target: 3.0 g/t Ag to 4.1g/t Ag


Quality Control Report
Standard: G2000 Method: ME-ICP41 Analyte: Ag
Ag, ppm
4.35
3.59
2.83
29/04/05
03/05/05
07/05/05
11/05/05
15/05/05
19/05/05
23/05/05
27/05/05
31/05/05
04/06/05
All Data
DIABRA
HE05041446

Figure 12-2

Dia Bras Exploration Inc.

Bolivar Project
State of Chihuahua, Mexico
Chemex QC Results

August 2005 *Source: ALS Chemex, 2005.*

32.5%, with an average of 18.7%, compared with Chemex assays. Only one RPA sample showed a higher copper value (1.37% Cu compared with 1.28% Cu, a difference of 7%) than the Chemex results.

- Zinc assays: Two of the five RPA samples yielded higher zinc values than the Chemex assays by margins of 10% and 49%, and two samples yielded lower values by margins of 9% and 12.3%. One sample had essentially the same value as the Chemex assay.

- Silver assays: RPA assays are almost consistently lower than Chemex assays, with four of the five samples having lower values in the range from 12.2% to 53%, with an average of 26.5%, compared with Chemex assays. Only one RPA sample showed a higher silver value (28.7 g/t Ag compared with 21.3 g/t Ag, a difference of 34.7%) than the Chemex results.

- Gold assays: Similar to silver assays, RPA gold assays are almost consistently lower than Chemex assays, with four of the five samples having lower values in the order of 100% compared with Chemex assays. Only one RPA sample showed a higher gold value (1.44 g/t Au compared with 0.03 g/t Au, a difference of >100%) than the Chemex results. This is to be expected, especially for low grade gold values.

In RPA's view, the differences in the above values are considered to be due to the variability in metal values between the two halves of the core. RPA also carried out a review of diamond drill logs for a number of holes and cross sections of the Bolivar deposit. RPA considers the drill hole logging and data recording procedures to be in keeping with industry standards.

RPA inspected some of the drill hole files and found them to be in keeping with industry standards. Dia Bras notes that it verifies the database internally, as discussed in a previous section.

13.2.1 DENSITY MEASUREMENTS

RPA understands that systematic density measurements are not made on drill core by Dia Bras staff, and the average value used in the Dia Bras Mineral Resource estimate is calculated from the stoichiometric formulae of the mineral constituents and the average grade of the mineralization (Robyn, 2005).

As part of our due diligence, RPA had density determinations carried out on the seven independent samples assayed at the SGS Laboratories. SGS used its CH125 density measurement technique on crushed rock and the procedure was as follows:

- Pouring into a Specific Gravity burette a solution consisting of equal (1:1) parts of CH_3OH and H_2O and bring it to the 48 ml mark.
- Weighing a 5 g sample and adding it to the solution in the burette.
- Mixing the solution well to free air bubbles.
- Washing down the sides of burette with 10 ml of 1:1 CH_3OH : H_2O.
- Allowing the solution to settle.
- Measuring and recording the difference in volume.

The density is calculated as: Density = [Sample weight (5 g)] / Displaced Volume

The average density of these seven samples submitted by RPA is 3.42 g/cc, as noted above. This is the density used in RPA's resource estimate.

RPA notes, however, that seven samples are not sufficient to provide a reasonable estimate of the average density of the mineralized rock, especially given the high degree of variation in the average grade in the various mineralized lenses. RPA recommends routine density determinations on drill cote at the Dia Bras' Cieneguita exploration camp or at the Chemex laboratory.

them assayed at SGS Laboratories (SGS) in Don Mills, Ontario. Results are discussed in a separate section above.

13.3.3 GEOLOGICAL INTERPRETATION AND 3D SOLIDS

RPA plotted the drill holes in the Bolivar database on northeast-southwest drill sections at 25 m intervals. RPA reviewed the Dia Bras interpretation of the mineralized zones based on lithology, structural features and assay levels, with a threshold of approximately 1% Cu or 3% Zn. RPA identified at least twenty-five mineralized lenses within the main grid area (Figure 13-1). These mineralized zones occur mostly within two separate areas of semi-massive sulphide mineralization, known as the Rosario and Fernandez trends, and they are situated within altered limestones (skarns) close to contacts with granodiorite.

RPA notes that many of the twenty-five mineralized lenses are essentially the same as the ones identified by Dia Bras staff. RPA also notes that the drill hole spacing and the geological interpretation are adequate to estimate mineral resources.

GEOLOGICAL MODEL

Mineralization at Bolivar occurs as skarn-type semi-massive to massive sulphide lenses in close proximity to the contact with a granodiorite intrusive body. In general, the orientation of the mineral lenses is also parallel to this lithologic contact. Based on surface drill hole and underground exploration data these mineralized lenses are irregular in shape but oriented en-echelon within the main Rosario Trend. A generalized cross section is shown in Figure 13-2.

WIREFRAME MODELS

RPA developed 3D solids using Gemcom software from the mineralized zone outlines on the cross sections. RPA constructed 3D wireframe models using 3D wobbly polylines that were snapped on to the drill hole intervals. Polylines were created on cross sections. The polylines were joined together using tie lines. At model extremities, polylines were extrapolated for approximately 25 m beyond the last drill hole intercept.

DIA BRAS EXPLORATION INC.

RECEIVED
2006 JUN 19 A 10: 2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

EARLY WARNING REPORT FILED PURSUANT TO
NATIONAL INSTRUMENT 62-103
SECTION 101 OF THE SECURITIES ACT (ONTARIO)
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 141 OF THE SECURITIES ACT (ALBERTA)
SECTION 147.11 OF THE SECURITIES ACT (QUEBEC)

(a) **The name and address of the offeror.**

Dundee Precious Metals Inc. ("Dundee Precious")
Royal Bank Plaza, South Tower
200 Bay Street, Suite 3060, P.O. Box 30
Toronto, Ontario M5J 2J1

(b) **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.**

Dundee Precious Metals Inc. has acquired 6,000,000 shares of Dia Bras Exploration Inc. ("Dia Bras") at $0.20 each under a private placement. The above securities represent an approximate 7.6% interest in Dia Bras.

(c) **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.**

Dundee Precious now holds an aggregate of 9,316,770 common shares of Dia Bras which represents an approximate 11.8% interest in Dia Bras, on an undiluted basis.

(d) **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:**

(i) **the offeror, either alone or together with any joint actors, has ownership and control,**

Dundee Precious now holds an aggregate of 9,316,770 common shares of Dia Bras which represents an approximate 11.8% interest in Dia Bras, on an undiluted basis.

(ii) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and**

Not applicable.

(iii) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.**

Not applicable.

(e) The name of the market in which the transaction or occurrence took place.

Not applicable.

(f) The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The securities of Dia Bras held by Dundee Precious are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

(g) The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

Not applicable.

(h) The names of any joint actors in connection with the disclosure required by this Form.

Not Applicable.

(i) In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.

Dundee Precious purchased 6,000,000 shares of Dia Bras at $0.20 each, for an aggregate of $1,200,000, under a private placement.

(j) **If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 (Alternative Monthly Reporting System) in respect of the reporting issuer's securities.**

Not Applicable.

DATED this 21st day of November, 2005

"Lori E. Beak"

Name: Lori E. Beak
Title: Secretary


DUNDEE
PRECIOUS METALS INC.

ACQUISITION OF SHARES OF
DIA BRAS EXPLORATION INC.

IMMEDIATE RELEASE

Toronto, November 18, 2005 – In accordance with regulatory requirements, Dundee Precious Metals Inc. (DPM - TSX) ("Dundee Precious" or the "Company") announces that it has acquired 6,000,000 common shares of Dia Bras Exploration Inc. ("Dia Bras") under a private placement at $0.20 each. This represents a 7.6% interest in Dia Bras.

Dundee Precious now holds an aggregate of 9,316,770 common shares of Dia Bras which represents an 11.8% interest in Dia Bras, on an undiluted basis.

The above noted securities held by Dundee Precious are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

Dundee Precious is a Canadian based, international mining company engaged in the acquisition, exploration, development and mining of precious metals. It currently owns the Chelopech Mine, a producing copper/gold mine and the Krumovgrad Gold Project, a development project, both located in Bulgaria, and is engaged in mineral exploration activities in the region. In addition, Dundee Precious has the option to earn a 60% interest in the Back River gold project in Nunavut, Canada. The Company also holds a significant and strategic portfolio of investments in the precious metals and mineral related sector.

DUNDEE PRECIOUS METALS INC.

Jonathan Goodman
President & Chief Executive Officer
Tel: (416) 365-2408
Email: jgoodman@dundeeprecious.com

Gabriela M. Sanchez
Vice President, Investor Relations
Tel: (416) 365-2549
Email: gsanchez@dundeeprecious.com

TECHNICAL REPORT ON THE BOLIVAR CU-ZN PROJECT, STATE OF CHIHUAHUA, MEXICO PREPARED FOR DIA BRAS EXPLORATION INC.

NI 43-101 Report

Author:
Hrayr Agnerian, M.Sc.(Applied), P.Geo.


RPA

October 25, 2005

ROSCOE POSTLE ASSOCIATES INC.
Toronto, Ontario.
Vancouver, B.C.

TABLE OF CONTENTS

LIST OF TABLES

LIST OF FIGURES

LIST OF APPENDIX FIGURES

1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) has been retained by Dia Bras Exploration Inc. (Dia Bras) to prepare an independent Technical Report on the Bolivar advanced exploration property situated some 250 km southwest of the city of Chihuahua, the Capital of the State of Chihuahua in Northern Mexico. The Technical Report is required to be conformable to NI 43-101 Standards of Disclosure for Mineral Projects. RPA visited the property on September 11, 2004 and again from April 12 to 16, 2005.

Dia Bras is a Canadian mining company involved in exploration for copper, zinc, lead, gold and silver deposits, with a corporate office in Montréal and an office of its wholly owned subsidiary, Dia Bras Mexicana S.A. de C.V., in the City of Chihuahua, Mexico. Its main interests are in polymetallic sulphide and gold properties in Mexico, which are owned and operated by Dia Bras Mexicana S.A. de C.V.

The Bolivar Property comprises an old Cu-Zn producer (the Bolivar Mine), exploration concessions adjacent to the Bolivar Mine concession, a 70-person exploration camp at Cieneguita - a village some 7 km north of the old mine - and some infrastructure. In particular these include:

- An underground Cu-Zn deposit. From 1980 to 2000, former operators extracted some 300,000 tonnes of material at an average grade ranging from 5% Cu to 6% Cu and 25% Zn to 30% Zn. The mine is partially developed by one shaft and approximately 910 m of development drifts. Currently, the mine is undergoing new development and water is being pumped out of flooded areas.
- The Malpaso Plant. This is a small processing plant, equipped with crushers and flotation circuits, which produces copper and zinc concentrates. This plant is situated approximately 270 km by road from Bolivar Mine and approximately 123 km from Chihuahua. At the present time Dia Bras has a rental agreement, but also has an option to purchase this plant.

- Mine infrastructure including some buildings at the exploration camp, equipment including haulage trucks, bulldozers, scoops, drills etc.

For the purpose of simplicity, the mine concession as well as the adjacent exploration concessions, are referred to as the Bolivar Property. Currently, Dia Bras is continuing with its diamond drilling program on the property.

CONCLUSIONS

Based on our review of earlier studies and technical reports, history of mining in the area, field observations during the site visits, and interpretation of recent drill results, RPA concludes that:

- There is good potential for economic copper, zinc, silver and gold mineralization on the Bolivar Property, and further exploration work is warranted.
- Despite small-scale mining carried out in the past the property is considered by RPA to be at an advanced exploration stage.
- There are at least two trends of skarn-type Cu-Zn mineralization defined by at least twenty-five mineralized lenses within the property. These are known as the Rosario Trend and Fernandez Trend.
- The mineralized lenses are hosted by altered Cretaceous limestones (marble and hornfels) which exhibit typical skarn-type alteration assemblage, such as magnetite, diopside, epidote and other calc-silicate minerals.
- In general, the mineralized lenses are stacked, although in places discontinuous along strike, but parallel to the contact with the granodiorite pluton which intrudes the limestones.
- The El Rosario Trend is situated some 150 m east of the main gully. Since it is parallel to this gully, it may extend along strike in a north-northwest trend, beyond the area of current drilling.
- The Fernandez Trend is oriented in an east-southeasterly direction, and extends from the old shaft and Adit No. 1 area.
- The mineralized zones are situated along the western slope of the hill (on the eastern side of the central gully).

- Copper stained areas, associated with some of the mineralized zones, are readily seen from the air, with chrysocolla and malachite staining as well as at relatively more resistant skarn outcrops along the eastern flank of the gully.

- The prominent structural feature is the north-northwest trending central gully and a 25 m to 175 m wide by up to 2 km m long alteration zone, which is situated on the eastern side of the gully, i.e. the area underlain by Late Cretaceous limestones and andesitic rocks.

- Secondary east-southeast and northeast trending structures cut all the rocks in the area and have affected the orientation of the mineralized lenses.

- Mineralized intersections encountered during the current drilling campaign ranged from 0.12% Cu over 3 m to 14.8% Cu over 1 m (with most intersections in a range from 1% Cu to 4% Cu) and 0.11% Zn over 1 m to 38.8% Zn (with most intersections in a range from 3% Zn to 8% Zn).

- A new copper zone has been identified in the southern part of the drill area. This is indicated by an intersection of 1.14% Cu, 0.06% Zn, 61.35 g/t Ag and 3.08 g/t Au over 4 in Hole DB05B128. A similar intersection was encountered in Hole DB05B127, situated 25 m north of Hole DB05B128. These intersections are situated some 550 m to 600 m south of the Bolivar shaft. RPA is of the opinion that this is a new target area and warrants further drill testing. RPA notes that these intersections with relatively high copper values are associated with abundant magnetite in the skarn.

- A similar zone with higher-than-average copper values is present some 125 m west of the Bolivar shaft. This zone has been intersected by two holes with assay results as follows:

    - 1.34% Cu, 1.16% Zn and 47 g/t Ag over 26 m in Hole DB04B041, and
    - 0.78% Cu, 0.44% Zn and 17 g/t Ag over 34 m in Hole DB04B044.

- RPA is of the opinion that this new zone is open along strike and warrants further drill testing.

RECOMMENDATIONS

RPA considers the Bolivar Project to be a property of merit and recommends a systematic exploration program including drilling, as follows:

- Detailed continuous chip and/or channel sampling of the mineralized zones encountered in previous mining.

- Interpretation and analysis of topographic lineaments, which may be surface expressions of faults/shear zones, such as the Rosario and Fernandez trends.

- Ground geophysical (magnetometer and IP) surveys to better detect the lithologic contact between the granodiorite intrusive body and the altered sedimentary rocks, as well as to detect potential zones of sulphide mineralization. Since the mineralized lenses are, in general, parallel to this contact, the ground geophysical surveys must be carried out prior to additional surface drilling.

- Systematic drill testing of the alteration zone and the mineralized trends east of the central gully. RPA recommends a program in the order of 11,000 m of diamond drilling. This would consist of:
    - Some 2,100 m of diamond drilling (12 holes at 175 m each) to further test along strike the newly discovered Cu-rich zone approximately 125 m west of the Bolivar shaft, on sections 1N, 3N, 9N, 11N, 13N and 15N.
    - Some 6,000 m of diamond drilling (34 holes at 175 m each) to further test along strike the newly discovered Cu-rich zone approximately 600 m south of the Bolivar shaft, on sections 0, 1S, 3S, 17S, 19S, 21S, 23S, 25S, 27S, 31S, 35S, 39S, 45S, 49S, 51S, 55S and 57S.
    - Underground diamond drilling to better outline the mineralized zones intersected along the Rosario and Fernandez trends. Some 3,000 m of drilling (15 stations with 200 m each) are considered for this phase of the program.

- Scoping Study to assess the economic potential of the Bolivar deposit.

RPA estimates a total budget in the order of $2 million for a two-phase program, as follows:

Compilation and conversion of drill hole data into digital format	$40,000
Dewatering and refurbishment of underground workings	$100,000
Surface & underground sampling and assays	$35,000
Ground geophysical (magnetometer and IP) surveys	$50,000
Surface diamond drilling: 8,000 m @$75	$600,000
Underground exploration drift: 300 m @$1,200	$360,000
Underground diamond drilling: 3,000 m @$75	$225,000
Assays and analytical	$200,000
Estimation of Mineral Resources	$35,000
General administration	$240,000
Contingencies	$115,000
Total	**$2,000,000**

RPA notes that the many of the individual items in the above budget (drilling, underground workings, analytical, general administration etc) are based on current costs

provided by Dia Bras. RPA also recommends that a Scoping study, as Phase Two work, be carried out upon completion of the recommended drilling program.

TECHNICAL SUMMARY

PROPERTY STATUS

Dia Bras holds interests in twelve mineral concessions in northwestern Mexico. The Mineral Concessions are located approximately 250 km (straight line) southwest of the capital City of Chihuahua, State of Chihuahua, and host an old Cu-Zn producer, the Bolivar Mine. Production from the Bolivar Mine is not subject to any royalties.

The Bolivar Cu-Zn deposit is located within the 63.5 ha Bolivar mineral concession that has a term of twenty-five years, expiring in 2030. The property, including nineteen concessions and covering a total area of approximately 11,840 ha, is situated within the municipality of Urique.

Sr. Javier Octavio Bencomo Muñoz (Bencomo), on behalf of the Bencomo Family on the one hand, Sra. Carmen Beatriz Chavez Márquez, and Minera Senda de Plata, S.de C.V. (Senda) are the direct owners of the surface rights that cover all of the current mining and related infrastructure at the Bolivar Mine, which comprises the Bolivar, Bolivar III and Bolivar IV concessions. When necessary, access mining agreements will be negotiated and signed with the individual surface owners for other areas within the concession not owned by Bencomo or Senda. The purchase of the mineral concessions was made by Dia Bras on September 10, 2004 from Bencomo and Senda.

RPA understands that permits required for the current test mining and for exploration activities are in place. Dia Bras reports that an Environmental Impact Study for mining of the Bolivar deposit is not necessary, since mining operations have been carried out in the past. RPA also understands that Dia Bras is not responsible for any type of environmental damage caused prior to the time at which it took possession of the Bolivar Mine in 2004, but is required to implement the necessary changes to reduce any existing

environmental problems. According to the existing purchase agreement, Dia Bras may freely export and sell the base metals and silver produced and the proceeds may be repatriated without restriction.

LOCATION, ACCESS, TOPOGRAPHY, CLIMATE AND INFRASTRUCTURE

The Bolivar mineral concession is situated within the municipality of Urique and is some 20 km west-northwest of Batopilas, which is connected by a gravel road to Federal Highway 23, connecting to larger centres in the area, such as Creel and Guerrero. The property lies within a rugged mountainous terrain of the Sierra Madre Occidental of northwestern Mexico, with moderate to high relief.

Access to the Bolivar Property is by paved road (approximately 305 km from Chihuahua) and approximately 80 km by all-season gravel roads to the Village of Cieneguita, which is located some 7 km north of the property. The total road distance from Chihuahua is approximately 392 km.

The climate in western Chihuahua is semi-arid with a hot season from May through November and a milder season from December through to April. The mean annual temperature is 25° C with an average annual precipitation of approximately 758 mm. The area has a relatively rainy season from June to September – with a rate of precipitation ranging from 83 mm to 188 mm – and a relatively dry season with an average monthly precipitation of approximately 26 mm during the rest of the year. In the past, the Bolivar Mine has operated year round and was not normally affected by the typical seasonal climatic variations.

Electrical power for the Bolivar test mining activities is provided by on-site diesel generator. Dia Bras is planning to obtain electric power from the Mexican national grid system with backup generators at the mine site. Water, both industrial and potable, is drawn from local sources.

The two villages of Piedras Verdes and Cieneguita are located close to the mineral concession, with a combined population of approximately 1,500 people (approximately 1,000 for Cieneguita and 500 for Piedras Verdes) including some of the mine employees. Transportation to the Bolivar Mine or the camp at Cieneguita is by private vehicles and company vehicles.

Elevations of the Bolivar Mine property range from 1,800 m to 2,000 m above mean sea level. The area has a rugged topography, with topographic relief ranging from 250 m to 500 m. The main topographic feature is the small creek draining to the north-northwest towards Cieneguita and its valley, which is bounded by hills covered by acorn and eucalyptus trees at low elevations and by pine trees at higher elevations. Vegetation cover is present throughout the area.

HISTORY

Historic mining, prospecting and exploration for polymetallic Cu-Zn-Pb-Ag-Au deposits in the Sierra Madre Precious Metal Belt of Northwestern Mexico have been carried out since the Spanish Colonial days. In the general area of the current properties, this belt comprises three mineral districts. These are the Batopilas District, Piedras Verdes District and the Urique District.

In 1632, a native silver vein was discovered at La Nevada near Batopilas. Thereafter, sporadic mining of silver deposits continued for almost one hundred years. A second phase of mining started with the Carmen Mine near the end of 18th Century, but was halted due to the Mexican War of Independence from 1810 to 1821. A third phase of mining in the region occurred from 1862 to 1914, but was again halted due to the Mexican Revolution in 1910.

The Urique District is characterized by gold-rich fissure veins hosted by andesitic rocks. Since 1915, there have been sporadic attempts to develop mineral deposits in the area. Small scale mining of polymetallic deposits in this district started before 1910 by gambusinos (artisanal miners). Production records from 1929 are reported as 2,891

tonnes of ore containing 2,686 kg of copper, 7,990 kg of lead, 1,061 kg of silver and 44 kg of gold, indicating an average grade of 0.09% Cu, 0.28% Pb, 367 g/t Ag and 15.22 g/t Au. Since 1915, some 300 million ounces of silver, are reported to have been produced from the Batopilas District.

Other mining activities in the area include the Cieneguita de los Trejo gold deposit located at the outskirts of the village of Cieneguita, which is situated about 1.5 km northwest of the northwestern corner of the El Cumbre Mineral Licence. In the 1990s, Glamis Gold Ltd. (Glamis) developed an open pit mine and produced gold by heap leaching method. The old leach pads are readily visible and the current Dia Bras exploration camp is situated some 100 m west of one of those heap leach pads.

From 1980 to 2000, some 300,000 tonnes of mineralized material were mined while the Bolivar Mine was under the control of Bencomo Family. This included:

- 195,000 tonnes from the Fernandez trend
- 90,000 tonnes from the Rosario Trend,
- 15,000 tonnes from the Pozo del Agua Area

Detailed production records for this period are not available, but are reported to be in the order of 50 tonnes per day, and the average grade of the mineralized material is reported to be in the range from 5% Cu to 6% Cu and 25% Zn to 30% Zn.

GEOLOGICAL SETTING AND MINERALIZATION

The area of the Bolivar Property is underlain by an assemblage of Cretaceous and Tertiary volcanic and sedimentary rocks. These rocks are often intruded by granitic plutons of various sizes. A 750 m thick assemblage of Lower Tertiary to Upper Cretaceous andesitic agglomerates, flows and tuffs cover the southwestern portion of the area, and are referred to as the Lower Volcanic Series (LVS). These rocks are overlain by Mid Tertiary rhyolitic and dacitic ignimbrites and tuffs of the Upper Volcanic Series (UVS). In general, the rocks in the area trend northwest and dip gently to the northeast. These rocks are also cut by several northeast trending normal faults, which are commonly associated with small gullies.

The Bolivar Property and the adjacent mineral licences are situated within a major north-northwest trending Sierra Madre Precious Metals Belt, which contains a number of lineaments. From west to east these include:

- The El Sausal-Cieneguita Lineament: A number of old polymetallic mines and prospects are situated along this northwest trending and steeply east dipping structure. Recent sampling of underground workings by Dia Bras has yielded values ranging from 0.87% Pb, 0.36% Zn and 110 g/t Ag to 9.1% Pb, 5.64% Zn and 293 g/t Ag at the old San José de Pilar Mine.
- The Santa Maria Structural Zone: This north-northwest trending zone varies in width from 300 m to 800 m and includes several narrow (~ 1 m wide) structures. Recent chip sampling of several veins and brecciated zones by Dia Bras yielded values ranging from 1.07 g/t Au to 5.5 g/t Au over 70 cm to 3.5 m.
- The Urique Lineament: This zone trends north and is parallel to the general orientation of the Copper Canyon, a Mexican National Park, which contains the Urique River situated outside the current properties. The area between the Urique Lineament and the El Sausal-Cieneguita Lineament is interpreted to define a regional graben.

Base metal and gold deposits in the Batopilas District represent various types of mineralization. These range from porphyry-type copper and skarn deposits to structurally controlled epithermal gold and silver mineralization and include:

- High-sulphidation epithermal gold deposits within andesitic flow rocks, tuffs, agglomerates and breccias, such as the El Sausal gold deposit. These deposits are commonly associated with argillic and phyllic alteration.
- Porphyry-type copper mineralization: An area some 2 km southwest of Batopilas, where approximately 5 km^2 area exhibits typical argillic and silicic alteration around the Tahonas porphyry copper deposit.
- Skarn deposits: Cliffs with abundant malachite staining are commonly present along the El Sausal-Cieneguita Trend. These are associated with an extensive zone of typical skarn-type alteration in at least two layers of calc-silicate rocks with abundant light green to beige garnet, epidote, magnetite and hematite. Pods of massive sphalerite with lesser chalcopyrite, galena and pyrite are associated with northeast trending structures which cut the main northwest trending El

Sausal-Cieneguita Lineament, such as at the old Bolivar Mine. These massive sulphide pods range in size from 0.5 m x 1 m to 1.5 m x 4 m.

- Gold and silver mineralization associated with rusty zones in light grey to pink, fine to medium-grained granite (endoskarn). Pyrite is commonly present as fine-grained disseminations within the matrix as well as concentrated along fractures. Occasional chalcopyrite is also present, such as along the road cut close to the old Valenzuela Mine.

EXPLORATION

Since December 2003, Dia Bras has carried out an exploration program of geological mapping, outcrop sampling, topographic survey and diamond drilling, and completed some 24,000 m in 133 holes. Initially, Dia Bras contracted Orbit Drilling (a subsidiary of St. Lambert Drilling of Val d'Or, Québec) to carry out this program. From mid 2004 and onwards, however, diamond drilling has been carried out by Dia Bras personnel. For the initial approximately 10 m of the holes, HQ core is recovered. Thereafter, the drill pipes are reduced to recover NQ core. Most of the core is stored at the project site. Some of the holes were inclined and oriented to the southwest and others are vertical.

The objective of this program has been to explore for near surface polymetallic sulphide mineralization within the areas of calc-silicate rocks with malachite staining, which have moderate northeast trending plunges. These holes have tested and attempted to better outline the areas close to the previously discovered and mined gold and polymetallic sulphide mineralization.

Exploration drilling in 2004 and 2005 discovered a new copper zone with significant gold values situated at the southern end of the Rosario Trend.

Extensive areas of skarn-type alteration, along with the presence of magnetite-rich zones along the main Rosario Trend, as well as southeast of the shaft area, within the Bolivar IV and Piedras Verdes mineral concession, indicate exploration potential for hidden high-grade skarn-type Cu-Zn mineralization.

INDEPENDENT SAMPLING BY RPA

RPA collected a total of seven (7) samples, one grab sample and one channel sample from underground workings of the Rosario Trend and five samples of split core from diamond drill holes which have tested the Bolivar deposit, and sent them to SGS Laboratories in Don Mills, Ontario, for independent assays for copper, zinc, lead, silver and gold.

The RPA samples confirm the presence of copper, zinc and silver values at essentially the same order of magnitude as the Chemex laboratory assays. The differences are considered to be due to the variability in metal grades between the two halves of the core, and are not cause for concern, in RPA's view.

MINERAL RESOURCES

The Mineral Resources of the Bolivar area are contained within two mineralized areas, the Bolivar deposit and the La Increible deposit. The Mineral Resources of the Bolivar deposit are contained predominantly within two mineralized zones, the north trending Rosario Trend and the east trending Fernandez Trend. Both of these trends have been partly outlined by diamond drill holes as well as by underground development. The Mineral Resources of the old La Increible mine are contained within a number of north trending lenses.

RPA has estimated the Mineral Resources of the Bolivar deposit using the database from the 133 drill holes which Dia Bras has provided. As part of its estimate, RPA carried out a new interpretation of the geology and the mineralized zone, and constructed a Block Model to estimate the Mineral Resources.

For the block model, block grades were interpolated using Inverse distance squared ($1/D^2$) method and block size was 5 m (east-west) by 5 m (north-south) and 2.5 m in the vertical dimension. Grades were interpolated into each of the twenty-five mineralized zones using only composites within each zone. First, the copper-zinc deposit was interpreted on drill sections into various mineralized lenses. Gemcom software was used

to construct a 3D solid of the mineralized lenses and grades were interpolated into blocks in the 3D solids using only the 2 m drill hole assay composites located within the solids.

RPA has estimated the Mineral Resources of the Bolivar deposit using a cut-off grade based on the approximate average prices for copper and zinc, production cost and expected recovery in the resource model. RPA has used the over-all recovery of approximately 75% for the copper and 80% for the zinc. This is based on the five month production record (February to June 2005) at the Malpaso mill. RPA has used the production costs as estimated by Dia Bras for an underground mine at Bolivar. These costs are reported to be similar to small copper-zinc operations in Mexico. At the current copper price of around US$1.60 /lb. Cu and US$0.58 /lb. Zn, the cut-off grade for the Bolivar deposit resource estimate is calculated as 1.0% Cu and 6% Zn (3.4% Cu Eq). RPA recommends that this cut-off grade be used to report Mineral Resources.

RPA has classified the current resources at Bolivar as Measured, Indicated and Inferred Mineral Resources, as shown in Table 1-1.

Table 1-1 Mineral Resources
Dia Bras Exploration Inc. – Bolivar Deposit

Trend	Category	Tonnes	Grade			
			% Cu	% Zn	g/t Ag	g/t Au
Rosario	Measured	26,700	1.34	7.81	31.15	0.08
Rosario	Indicated	325,000	2.48	9.48	49.65	0.25
Rosario	Inferred	17,000	2.42	10.27	15.96	0.03
Fernandez	Indicated	24,900	3.18	1.78	211.67	2.69
Subtotal	**Indicated**	**359,900**	**2.61**	**8.79**	**63.46**	**0.41**
Subtotal	**Inferred**	**17,000**	**2.44**	**10.26**	**15.83**	**0.03**

Notes:
1. **CIM definitions were followed for the resource estimate.**
2. **Mineral Resources are estimated at a cutoff grade of 1% Cu and 6% Zn an average copper price of US$1.60 per lb and an average zinc price of US$0.58 per lb, and a minimum width of 2.4 m for a mineralized zone.**
3. **Density of mineralized rock is 3.42 t/m^3**

MINING AND MILLING ACTIVITIES

Currently, Dia Bras carries out test mining activities at Bolivar. This includes extraction of "development ore" as well as some mineralized blocks left from earlier

mining operations. Mining operations are fully mechanized. The mine equipment is adequate to support the current 100 tonnes per day operation.

The mining methods used at Bolivar are shrinkage as well as long-hole stoping for the primary stopes. Sub-level retreat may also be used for pillar recovery. Stopes will not be backfilled. Development of most mining areas will be both from the top down as well as along the lower level; sill pillars will be left at regular intervals between shrinkage blocks.

The Malpaso mill is a nominal 200 tonnes per day flotation plant. Currently, however, it is running at the rate of approximately 100 tonnes per day. The mill produces two concentrates, a copper concentrate and a zinc concentrate, using regular flotation. The production record for the past five months indicates that:

- Some 16,000 tonnes mineralized material has been processed.
- Average head grade at the mill was 1.86% Cu and 7.34% Zn.
- The grade of the copper concentrate ranged from 25.86% Cu and 8.4% Zn to 29% Cu and 11.20% Zn, with an average grade of 27.94% Cu and 9.77% Zn.
- The grade of the zinc concentrate ranged from 54.10% Zn and 2.16% Cu to 58.42% Zn and 12.15%Cu, with an average grade of 57.10% Zn and 2.40% Cu.
- The average recovery for the copper was 76.29% and 84.50% for the zinc.

RPA did not review the environmental and general permitting aspects of either the Bolivar mine or the Malpaso mill. Dia Bras reports that the Bolivar mining activities as well as the Malpaso milling operations are in compliance with all applicable environmental requirements and further reports that it has not received any non-compliance orders from regulators.

EXPLORATION POTENTIAL

The Bolivar Mine is an old copper-zinc producer and on-going exploration by Dia Bras continues to extend known zones of copper, zinc and gold mineralization along strike of the Rosario Trend as well as the Fernandez Trend, near the Bolivar Adit. Recent

drilling and prospecting around the Bolivar mine area has discovered new target areas within zones of skarn-type hydrothermal alteration. The most prominent of these are:

- Rosario Sur: The primary target is the extension of the Rosario structure. A significant intersection of 1.14% Cu, 0.06% Zn, 61.35 g/t Ag and 3.08 g/t Au over 4 m in skarns is reported from Drill Hole DB05B128, which has intersected the No. 2 lens. This intersection is also associated with high magnetite content in the skarns.

- West of Shaft Area: Dia Bras reports similar relatively higher grade intersections of 1.34% Cu, 1.16% Zn and 47 g/t Ag over 26 m in Hole DB04B041 and 0.78% Cu, 0.44% Zn and 17 g/t Ag over 34 m in Hole DB04B044, with abundant magnetite. It is interesting to note that these intersections are close to (within 35 m) the surface, and thus more amenable to possible development by open pit methods in the future.

- Bolivar Noroeste: A cluster of drill holes have intersected sulphide mineralization, which are similar to those along the Rosario Trend, some 200 m north of the Bolivar shaft. Except for a hole oriented due north – thus parallel to the interpreted trend – the relatively copper rich No. 2 lens, however, has not been tested by these holes.

RPA is of the opinion that these new zones are open along strike and warrant further drill testing.

2 INTRODUCTION AND TERMS OF REFERENCE

In a proposal dated March 11 2005, Roscoe Postle Associates Inc. (RPA) was retained by Mr. Réjean Gosselin, President of Dia Bras Exploration Inc. (Dia Bras), to prepare an independent Technical Report on the Bolivar advanced exploration project, situated some 250 km southwest of the city of Chihuahua, the Capital of the State of Chihuahua in Northern Mexico (Figure 2-1). The purpose of this report is to provide our independent assessment of the Mineral Resources of the Bolivar Project, which comprises nineteen (19) mineral concessions. The Technical Report is required to be conformable to NI 43-101 Standards of Disclosure for Mineral Projects. RPA visited the property on September 11, 2004 and again from April 12 to 16, 2005.

Dia Bras is a reporting issuer listed at the Toronto Stock Venture Exchange (TSX-V). It is involved in exploration for copper, zinc, lead, gold and silver deposits, with a corporate office in Montréal and an office of its wholly owned subsidiary, Dia Bras Mexicana S.A. de C.V., in the City of Chihuahua, Mexico. Its main interests are in polymetallic sulphide and gold properties in Mexico, which are owned and operated by Dia Bras Mexicana S.A. de C.V.

Dia Bras' 19 mineral concessions have 25-year to 50-year terms, expiring in 2030 to 2060. The concessions, which cover a total area of approximately 11,840 ha, comprise:

- The Bolivar mine property covering an area of approximately 63.6 ha, including the formerly producing Bolivar Mine and the mining concession.
- A number of other exploration concessions at early stages of exploration. These consist of 14 mineral concessions and are located to the south, southeast, west and north of the Bolivar Mine.

For the purpose of simplicity, the mine concession as well as the adjacent exploration concessions, are referred to as the Bolivar Property. Currently, Dia Bras is carrying out a diamond drilling program on the property.

This report discusses the Bolivar Mine mineral concession and its Mineral Resources. The concession hosts a number of discontinuous lenses with skarn-type Cu-Zn-Ag-Au mineralization. The lenses vary in thickness from less than one metre to eight metres, extend more than 350 m (aggregate) along strike, and may extend up to 200 metres at depth.

This report also discusses the results of diamond drilling carried out within the other mineral concessions of the Bolivar Project.

Information for this Technical Report, supplied by Dia Bras, was collected during the second site visit by RPA to the Bolivar Mine, the exploration camp at Cieneguita and at the Dia Bras office in Chihuahua. Mr. Hrayr Agnerian, M.Sc. (Applied), P.Geo., Consulting Geologist with RPA, visited the Bolivar Mine on September 11, 2004 and again from April 12 to 15, 2005. He toured the Bolivar area and reviewed procedures and methodology used by Dia Bras in its mineral resource estimate. He also reviewed field practices used by Dia Bras staff. Mr. Agnerian is a Qualified Person and prepared this report.

This report is prepared in accordance with the requirements of National Instrument 43-101 (NI 43-101) of the Ontario Securities Commission (OSC) and the Canadian Securities Administrators (CSA).

In preparation of this report, Mr. Agnerian reviewed technical documents, reports and other sources of information as listed at the end of this report. Mr. Agnerian also held discussions with Dia Bras staff and other professionals knowledgeable on the project including:

- Mr. Rejean Gosselin, President of Dia Bras Exploration Inc.
- Mr. André St. Michel, M.Sc., P.Eng., President of Dia Bras Mexicana S.A. de C.V.

- Dr. Thomas L. Robyn, Chairman and Chie Executive Officer of Dia Bras Exploration, and President of ST Group.
- Ing. Roberto Banda Monsivais, Project Manager
- Ing. Luis M. Medrano Hurtado, Administrative Assistant
- Ing. Ramon Villegas Mero, General Manager, Malpaso Plant
- Ing. Enrique Muñoz Farias, Land Manager
- Ing. Luis Carlos Payan, Project Geologist
- Ing. Hector F. Gonzalez Ramirez, Geologist
- Mr. Jacques Marchand, Internal Consultant with Dia Bras.

For this report, RPA has carried out some independent sampling of an underground opening along the Rosario Trend, and three diamond drill holes (cut core) also from the Rosario Trend area. RPA sent these samples for independent assays at SGS laboratories in Don Mills, Ontario. RPA has not searched title to the property, and has relied on technical data contained in reports of past exploration, mining and development work and title documents supplied by Dia Bras.

Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) unless otherwise noted.

A list of abbreviations used in this report and in other technical documents is provided in the next page.

μ	Micron
°C	degree Celsius
°F	degree Fahrenheit
μg	microgram
A	Ampere
a	Annum
m^3/h	cubic metres per hour
CFM	cubic metres per minute
Bbl	Barrels
Btu	British thermal units
C$	Canadian dollars
Cal	Calorie
Cm	centimetre
cm^2	square centimetres
D	Day
dia.	Diametre
Dmt	dry metric tonne
Dwt	dead-weight ton
ft	Foot
ft/s	feet per second
ft^2	square feet
ft^3	cubic feet
g	Gram
G	giga (billion)
Gal	Imperial gallon
g/l	gram per litre
g/t	gram per tonne
Gpm	Imperial gallons per minute
gr/ft3	grain per cubic foot
gr/m3	grain per cubic metre
Hr	Hour
ha	Hectare
Hp	horsepower
In	Inch
in^2	square inch
J	Joule
K	kilo (thousand)
Kcal	kilocalorie
kg	Kilogram
km	Kilometer
km/h	Kilometer per hour
%	Percent
km^2	square kilometers
kPa	Kilopascal
kVA	kilovolt-amperes
kW	Kilowatt
kWh	kilowatt-hour
L	Liter
l/s	litres per second
m	Metre
M	mega (million)
m^2	square metres
m^3	cubic metres
min	Minute
masl	metres above sea level
mm	Millimeter
mph	mile per hour
MVA	megavolt-amperes
MW	Megawatt
MWh	megawatt-hour
m^3/h	cubic metres per hour
oz/ton	ounces per short ton
oz	troy ounce (31.1035g)
oz/dmt	ounce per dry metric tonne
ppm	part per million
psia	pound per square inch absolute
psig	pound per square inch gauge
RL	relative level
s	Second
st	short ton
stpa	short ton per year
stpd	short ton per day
T	metric tonne
tpa	metric tonne per year
tpd	metric tonne per day
US$	United States dollar
USg	United States gallon
USgpm	US gallon per minute
V	Volt
w	Watt
wmt	wet metric tonne
yd^3	cubic yard
yr	Year
CAN$	Canadian Dollar
M$	Mexican Peso


United States
Legend:
Town
Highway
Railroad
Au & Ag Occurences
0 40 80 120 160 200
Kilometres
N
Cuidad Juarez
Porvenir
San Pedro Corralitos
Villa Ahumada
Nuevo Casas Grandes
Buenaventura
SONORA
CHIHUAHUA
Dolores
CIUDAD CHIHUAHUA
Santa Eulalia
Plomosas
San Carlos
La Junta
Cuauhtemoc
Pinos Altos
Moris
Cusihuiriachic
La Perla
Bocoyna
Creel
Monterde
Naica
Ciudad Camargo
COAHUILA
BOLIVAR PROJECT
Palmarejo
Urique
Millonaria
Batopilas
Hidalgo del Parral
Jimenez
Reforma
Liuvia de Oro
El Sauzal Deposit
San Fco. Del Oro
Sta. Barbara
Morelos
La Dura
Calabacillas
Nepormuceno
SINALOA
DURANGO
United States
Sonora
Chihuahua
Coahuila
Gulf of Mexico
Durango
Sinaloa
Mexico
Pacific Ocean
Mexico City
Belize
Guatemala
Honduras
El Salvador
August 2005

Figure 2-1

Dia Bras Exploration Inc.

Bolivar Project
State of Chihuahua, Mexico

Location Map

3 DISCLAIMER

This report has been prepared by RPA for Dia Bras Exploration Inc. (Dia Bras). The information, conclusions, opinions, and estimates contained herein are based on:

- Information available to RPA at the time of preparation of this report,
- Assumptions, conditions, and qualifications as set forth in this report, and,
- Data, reports, and other information supplied by Dia Bras.

For technical information on the Bolivar deposit, RPA has relied on some reports by Dia Bras, as well as by other consultants. RPA has not verified the technical information in these reports, but has formed its opinions on the geological continuity of the mineralized zones at Bolivar, primarily on the basis of this technical information. RPA has visited the Bolivar deposit and has taken independent samples.

While it is believed that the information contained herein is reliable under the conditions and subject to the limitations set forth herein, this report is based in part on information not within the control of RPA and RPA does not guarantee the validity or accuracy of conclusions or recommendations based upon that information that is outside the area of technical expertise of RPA. While RPA has taken all reasonable care in producing this report, it may still contain inaccuracies, omissions, or typographical errors.

4 PROPERTY DESCRIPTION AND LOCATION

The Bolivar Mine is located approximately 250 km (386 km by road) southwest of Chihuahua, the capital of the State of Chihuahua, within the Barranca del Cobre National Park in northern Mexico. The old mine is close to several small villages. Dia Bras holds interests in nineteen (19) mineral concessions in the area, covering a total of approximately 11,840 ha (Table 4-1 and Figures 4-1 and 4-2).

4.1 LAND TENURE

The Bolivar Project includes four groups of exploration properties. These are the Bolivar, Mezquital, Santa Maria and Florida properties, which comprise the nineteen mineral concessions. Work credits are sufficient to keep all of the concessions at least until 2030. The majority of these concessions (Ampliaciónes) are held by Polo y Ron Minerales, S.A. de C.V. (Polo y Ron or P&RM) and other titleholders.

Table 4-1 Mineral Concessions List Dia Bras Exploration Inc. – Bolivar Project				
Project Area	Concession	Title No.	Area (ha)	Expiry Date
Bolivar	Bolivar	192324	63.6	2030+
	Bolivar III	180659	48.0	14-07-2037
	Bolivar IV	195920	50.0	14-07-2042
	La Chaparrita	217751	10.0	2040+
	Piedras Verdes	220925	92.5	27-10-2009
Mezquital	Mezquital	223019	2,475.4	05-10-2040
	Mezquital Fraction 1	223020	4.7	05-10-2040
	Mezquital Fraction 2	223021	2.4	05-10-2040
	Mezquital Fraction 3	223022	974.6	05-10-2040
Santa Maria	Santa Maria	209650	2,100.0	02-08-2050
	El Cumbre	209660	2,280.3	02-08-2050
Florida	San José	209649	462.0	02-08-2050
	Ampl. San José	223025	229.5	02-08-2049
	Val	223016	95.2	02-08-2049
	Val-1	223018	36.3	02-08-2049
	Val Fraction	223017	0.1	02-08-2049
	El Gallo	224112	251.8	07-04-2061
	La Mesa	223506	718.9	02-08-2049
	La Cascada	222720	1,944.3	02-08-2049
Total			**11,839.6**	
Source: Muñoz, 2005, Alvarado, 2003, Goodell, 2003, Dia Bras Press Release of November 3, 2003, and Agreement between El Paso Partners and Dia Bras (July 29, 2003).				

The Bolivar, Bolivar III, Bolivar IV and La Chaparrita concessions are held as mining (Exploitation) licences. The remaining fifteen are held as exploration licences. RPA understands that since the old San José Mine, Bolivar Mine and Valenzuela Mine operations were being worked before the present (1988) environmental legislation in Mexico, no environmental liabilities are attached to the present properties.

BOLIVAR III AND BOLIVAR IV CONCESSIONS

In September 14, 2004, Dia Bras entered into an Option to Purchase Agreement with Sr. Javier Octavio Bencomo Muñoz, executor for the estate of Sra. Berta Muñoz de Bencomo (Bencomo) on the one hand, Sra. Carmen Beatriz Chavez Márquez and Sr. Jesus Fernandez Loya on behalf of Minera Senda de Plata, S.A. de C.V. (Senda) on the other, for the Bolivar III and Bolivar IV Concessions of the Bolivar Mine property. To

earn a 75% interest in these two concessions, Dia Bras agreed to a cash payment with the two property holders totalling US$975,000, as follows:

- Estate of Sra. Berta Muñoz de Bencomo: Dia Bras agreed to a schedule of cash payments totalling US$675,000, as follows:
    - US$225,000 to be paid on the agreement date (September 14, 2004), US$10,150 of which already been paid previously.
    - US$112,500 due on March 14, 2005.
    - US$112,500 due on September 14, 2005.
    - US$112,500 due on March 14, 2006.
    - US$112,500 due on September 14, 2006.
- Regarding Sra. Carmen Beatriz Chavez Márquez Dia Bras agreed to a schedule of cash payments totalling US$300,000, as follows:
    - US$100,000 to be paid on the agreement date (July 14, 2004.
    - US$50,000 due on March 14, 2005.
    - US$50,000 due on September 14, 2005.
    - US$50,000 due on March 14, 2006.
    - US$50,000 due on September 14, 2006
- Regarding Minera Senda de Plata: Dia Bras agreed to a schedule of cash payments totalling US$250,000, as follows:
    - US$25,000, paid earlier in July 2004), and
    - US$225,000 paid in October 2004.

In a judgement dated September 13, 2004, the Civil Court of the State of Chihuahua nullified an earlier agreement between the estate of Sra. Berta Muñoz de Bencomo and Minera Senda de Plata, S.A. de C.V., and the dispute on ownership, regarding the Bolivar III and Bolivar IV mineral concessions. This judgement also declared that title to these two concessions was transferred 50% to Dia Bras and 50% to Sr. Javier Octavio Bencomo Muñoz, on behalf of the estate of Sra. Berta Muñoz de Bencomo.

SANTA MARIA AND EL CUMBRE CONCESSIONS

On July 29, 2003, Dia Bras entered into an Option to Purchase Agreement with El Paso Partners (EPP), Texas, for the Santa Maria and El Cumbre concessions, subject to a 3% Net Smelter Return (NSR) royalty. Dia Bras agreed to pay EPP graduated annual instalments totalling US$329,500 by 2009 and exploration work commitments totalling

US$1.638 million over seven years, including minimum expenditures of US$150,000 during the first year. The detailed breakdown of the option payments is as follows:

- July 2003, US$5,500 (paid)
- January 2004, US$5,500 (paid)
- July 2004, US$5,500 (paid)
- January 2005, US$5,500 (paid)
- July 2005, US$12,500
- January 2006, US$20,500
- July 2006, US$37,500
- January 2007, US$37,500
- July 2007, US$37,500
- January 2008, US$37,500
- July 2008, US$62,500 (Royalty)
- July 2009, US$62,500 (Royalty)

On August 9, 2004, in an addendum (amendment) to the July 29, 2003 agreement, Dia Bras and EPP agreed to maintain the clause regarding the 10 km area of interest with respect to the EPP claims, with the exception the five Bolivar concessions (Bolivar, Bolivar III, Bolivar IV, La Chaparrita and Piedras Verdes) would not be included in the 10 km area of interest. The terms of this amendment included that Dia Bras issue 300,000 of its shares to EPP.

SAN JOSÉ AGREEMENT

On July 29, 2003, Dia Bras entered into a similar Option to Purchase Agreement with Polo y Ron Minerales, similar to the EPP agreement, for the San José, San José Ampliación, Val, Val 1 and Val Fraction concessions, subject to a 3% Net Smelter Return (NSR) royalty. Dia Bras agreed to pay EPP graduated annual instalments totalling US$329,500 by 2009. The detailed breakdown of the option payments is as follows:

- July 2003, US$5,500 (paid)
- January 2004, US$5,500 (paid)
- July 2004, US$5,500 (paid)
- January 2005, US$5,500 (paid)
- July 2005, US$12,500
- January 2006, US$20,500
- July 2006, US$37,500
- January 2007, US$37,500

- July 2007, US$37,500
- January 2008, US$37,500
- July 2008, US$62,500 (Royalty)
- July 2009, US$62,500 (Royalty)

MEZQUITAL CONCESSIONS

On September 20, 2004, Dia Bras entered into an Option to Purchase Agreement with Polo y Ron and Raul Tarin (Tarin), for the Mezquital concessions. These included La Cascada, Mezquital, Mezquital I, Mezquital II, Mezquital III and El Gallo concessions. The terms of the agreement included total cash payment of US$100,000, of which US$10,000 had been paid by October 2004, and annual exploration expenditures of US$50,000 over three years (total, US$150,000). On October 29, 2004, Dia Bras acquired the Mezquital concession by agreeing to the terms of the above agreement. On that date Polo y Ron and Tarin transferred their rights on the Mezquital concession to Dia Bras.

PIEDRAS VERDES CONCESSION

In December 2003, Dia Bras entered into an Option to Purchase Agreement with Tarin regarding the Piedras Verdes Concession. The terms of the agreement included total cash payment of US$200,000, as follows:

- December 2003, US$55,000 (paid)
- December 2004, US$60,500 (paid)
- December 2005, US$65,000
- December 2006, US$20,500

In summary, the status of option payments and work commitments regarding the various mineral concessions of the Bolivar Project is presented in Table 4-2.

Table 4-2 Summary of Agreement Terms					
Dia Bras Exploration Inc. – Bolivar Project					
Agreement	**Cash Payments (US$)**			**Work Commitments (US$)**	**Total (US$)**
	Paid	**Pending**	**Subtotal**		
Bolivar III & IV	550,000	650,000	1,200,000		1,200,000
Sta Maria El Cumbre	22,000	307,500	329,500	1,638,000*	1,967,500
San José (Florida)	22,000	307,500	329,500		329,500
Mezquital	10,000		10,000		10,000
Piedras Verdes	115,000	85,000	200,000		200,000
Totals	**719,000**	**1,350,000**	**2,069,000**	**1,638,000***	**3,707,000**

Source: Muñoz, 2005.
Note (*): US$150,000 was required to be spent during first year of agreement.

The above concessions are subject to a rental fee of 405 Mexican Pesos/ha (Total about M$172,080 or about US$15,500) for the current year and thereafter to an annual rental fee of M$1.1 million (about US$101,000) to the Government of the State of Chihuahua.

Mexican Mining Law requires that the holder of a Mineral Licence carry out exploration work only upon obtaining an Exploration Permit from the Consejo de Recursos Minerales (CRM), during the first period, which comprises six years. Upon execution of the initial exploration program and submission of a technical report, the Exploration Permit on the Mineral Licence may be extended for a period of fifty (50) years. If a mineral deposit is present or discovered within the Mineral Licence, then the property may be converted into a Mining Licence annual requirements of fees (in Mexican Pesos) for exploration properties as well as for Mining Licences are presented in Tables 4-3 and 4-4 below. (CRM, 1999).

Table 4-3 Annual Fees for Exploration Properties in Mexico (February 1999)

Dia Bras Exploration Inc. – Bolivar Project

Surface Area (ha)	Fixed Annual Fees (Mexican Pesos M$)	Additional Annual Fees per hectare (M$/ha)		
		First Period	Second to Fourth Period	Fifth & Sixth Periods
Up to 30	0	5.0	20.0	
30 to 100	0	10.0	40.0	30.0
100 to 500	500	20.0	60.0	60.0
500 to 1,000	1,500	18.5	57.0	120.0
1,000 to 5,000	3,000	17.0	55.0	120.0
5,000 to 50,000	10,500	15.5	53.0	120.0
>50,000	100,000	14.0	50.0	120.0

Source: Secretaría de Comercio y Fomento Industrial, Consejo de Recursos Minerales, Government of Mexico, February 15, 1999.

Table 4-4 Annual Fees for Mining Properties in Mexico (February 1999)

Dia Bras Exploration Inc. – Bolivar Project

Surface Area (ha)	Fixed Annual Fees (Mexican Pesos (M$)	Additional Annual Fees per hectare (M$/ha)
Up to 30	0	30.0
30 to 100	0	60.0
100 to 500	500	120.0
500 to 1,000	1,500	240.0
1,000 to 5,000	3,000	480.0
>5,000	10,500	960.0

Source: Secretaría de Comercio y Fomento Industrial, Consejo de Recursos Minerales, Government of Mexico, February 15, 1999.


Figure 4-1
Dia Bras Exploration Inc.
Bolivar Property
State of Chihuahua, Mexico
Mineral Concessions Map
N
Village of Cieneguita
0
1
2
3
4
5
Kilometres
795,000 E
800,000 E
805,000 E
3,002,000 m.
2,997,000 N
LA CASCADA
T-222720
EL GALLO T-224112
EL CUMBRE
T-209660
SANTA MARIA
T-209650
Village of Piedras Verdes
BOLIVAR IV
T-195920
BOLIVAR III
T-180659
T-220925
EL GALLO
PIEDRAS VERDES
VAL FRACCION
T-223017
BOLIVAR
T-192324
VAL T-223016
LA CHAPARRITA
T-217751
AMPL. SAN JOSE
T-223025
SAN JOSE
T-209649
LA MESA
223506
VAL I
T-223018
MEZQUITAL
T-223019
MEZQUITAL FRACC. 2
T-223021
MEZQUITAL FRACC. 1
T-223020
MEZQUITAL FRACC. 3
T-223022
Legend:
Bolivar Concessions
Florida Concessions
Mezquital Concessions
Santa Maria Concessions
July 2005

4.2 BOLIVAR MINE MINERAL CONCESSION

The Bolivar Cu-Zn-Ag-Au deposit is located within the 63.5 ha Mina Bolivar mineral concession that has a term of 50 years, expiring in 2030 (Table 4-1 and Figure 4-1). The property is situated approximately 2 km southeast of the village of Piedras Verdes of the Municipality of Urique (Medrano, 2005).

Dia Bras owns, or controls through lease arrangements, the surface rights needed for current mining and related facilities, and infrastructure at the Bolivar Mine. Bencomo is the direct owner of the surface rights that underlie all of the current mining and related infrastructure at the Bolivar Mine. When necessary, access agreements are negotiated and signed with the individual surface owners for other areas within the concession not owned by Bencomo or Senda. RPA understands that permits required for the current mining operations and for exploration activities are in place (Muñoz, 2005 and Medrano, 2005). The purchase of the mineral concessions was made by Dia Bras on September 10, 2004 from Bencomo.

RPA understands that Dia Bras is not responsible for any type of environmental damage caused prior to the time at which it took possession of the Bolivar Mine in 2004. According to the existing purchase agreement, Dia Bras may freely export and sell the base metals and silver produced and the proceeds may be repatriated without restriction (Dia Bras, 2005).

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the Bolivar Mine area is by paved road (approximately 305 km from Chihuahua) and a further approximately 80 km by all-season gravel roads to the Village of Cieneguita, which is located some 7 km north of the property. The total road distance from Chihuahua is approximately 392 km.

The climate in western Chihuahua is semi-arid with a hot season from May through November and a milder season from December through to April. The mean annual temperature is 25° C with an average annual precipitation of approximately 758 mm. The area has a relatively rainy season from June to September – with a rate of precipitation ranging from 83 mm to 188 mm – and a relatively dry season with an average monthly precipitation of approximately 26 mm during the rest of the year (Banda M., 2005). In the past, the Bolivar Mine has operated year round and was not normally affected by the typical seasonal climatic variations.

Electrical power for the Bolivar Mine operations is provided by an on-site diesel generator. Dia Bras is planning to obtain electric power from the Mexican national grid system with back-up generators at the mine site. Water, both industrial and potable, is drawn from local sources.

The two villages of Piedras Verdes and Cieneguita are located close to the Bolivar mineral concession, with a combined population of approximately 1,500 people (approximately 1,000 for Cieneguita and 500 for Piedras Verdes) including some of the mine employees. Transportation to the Bolivar Mine or the camp at Cieneguita is by private vehicles and company vehicles.

Mexico in general has a well developed infrastructure of communications, roads, airports, and seaports and there is a fairly high literacy rate among the population with an ample supply of skilled and unskilled labour.

The Town of Creel, the largest town in the area, is situated some 160 km (by road) northeast of the Bolivar Mine, and is an agro-industrial town. Infrastructure support and availability of trained miners proximal to the various concessions is limited, but is available at Creel as well as the City of Cuauhtémoc and Chihuahua. Numerous towns and villages are located throughout the area and are used as a local base for exploration activities on the various concessions.

The mineral concessions are situated along the Sierra Madre Occidental mountain chain. Elevations of the Bolivar Mine property range from 1,800 m to 2,000 m above mean sea level. The area has a rugged topography, with topographic relief ranging from 250 m to 500 m. The main topographic feature is the small creek draining to the northwest towards Cieneguita and its valley, which is bounded by hills covered by acorn and eucalyptus trees at low elevations and by pine trees at higher elevations. Vegetation cover is present throughout the area.

Outcrops are common in the area and occur along road cuts and creeks. Overburden thickness ranges from one metre to three metres with an average thickness of approximately 1.5 m. Overburden consists of unconsolidated conglomerate with pebbles and boulders of volcanic rocks in a matrix of sand and minor clay. A layer of recent volcanic ash may also comprise part of the overburden.

The land around the Bolivar Mine is used for agriculture. The villages in the area use the land to raise cattle, but it is not used to grow crops. Wildlife in the area includes various species of insects, lizards, snakes, birds, and small mammals.

6 HISTORY

6.1 BOLIVAR MINE AREA

Historic mining, prospecting and exploration for polymetallic Cu-Zn-Pb-Ag-Au deposits in the Sierra Madre Precious Metal Belt of Northwestern Mexico have been carried out since the Spanish Colonial days. In the general area of the current properties, this belt comprises three mineral districts. These are the Batopilas District, Piedras Verdes District and the Urique District.

From 1980 to 2000, some 300,000 tonnes of mineralized material were mined while the Bolivar Mine was under the control of Bencomo Family. This included:

- 195,000 tonnes from the Fernandez trend
- 90,000 tonnes from the Rosario Trend,
- 15,000 tonnes from the Pozo del Agua Area

Detailed production records for this period are not available, but are reported to be in the order of 50 tonnes per day, and the average grade of the mineralized material which was mined is reported to be in the range from 5% Cu to 6% Cu and 25% Zn to 30% Zn (Banda M, 2005).

6.2 OTHER MINERAL CONCESSIONS

In 1632, a native silver vein was discovered at La Nevada near Batopilas, some 30 km east of the Santa Maria Property. Thereafter, sporadic mining of silver deposits continued for almost one hundred years. A second phase of mining started with the Carmen Mine near the end of 18th Century, but was halted due to the Mexican War of Independence from 1810 to 1821. A third phase of mining in the region occurred from 1862 to 1914, but was again halted due to the Mexican Revolution in 1910. Since 1915, there have been sporadic attempts to develop mineral deposits in the area, and some 300 million ounces of silver, are reported to have been produced from the Batopilas District.

In 1996, Francisco Gold Corporation (FGC) discovered the El Sausal gold deposit, which is situated some 13 km west of Batopilas. Recently, FGC has been taken over by Glamis Gold Ltd. (Glamis) which is currently developing the El Sausal deposit as an open pit mine. The Mineral Reserves of the El Sausal deposit are reported to be in the order of 18.9 million tonnes at an average grade of 3.37 g/t Au, and the planned annual production rate is some 190,000 ounces of gold over a 10 year mine life.

The Urique District is characterized by gold-rich fissure veins hosted by andesitic rocks. Small scale mining of polymetallic deposits in this district started before 1910 by gambusinos (artisanal miners). Production records from 1929 are reported as 2,891 tonnes of ore containing 2,686 kg of copper, 7,990 kg of lead, 1,061 kg of silver and 44 kg of gold, indicating an average grade of 0.09% Cu, 0.28% Pb, 367 g/t Ag and 15.22 g/t Au. Small scale underground mining of the San José de Pinal Mine, a polymetallic skarn deposit, was carried out from 1968 to 1970, and ore grades were reported to be in the order of 3% Zn, 6% Cu and 350 g/t Ag. This deposit is located within the Piedras Verdes District

Other mining activities in the area include the Cieneguita de los Trejo gold deposit located at the outskirts of the village of Cieneguita, which is situated about 1.5 km northwest of the northwestern corner of the El Cumbre Mineral Licence. In the 1990s, Glamis developed an open pit mine and produced gold by heap leaching method. The old leach pads are readily visible and the current Dia Bras exploration camp is situated some 100 m west of one of these heap leach pads.

7 GEOLOGICAL SETTING

7.1 REGIONAL GEOLOGY

The geomorphology of western Chihuahua State consists of three major terranes. A northwest striking mountain chain (Sierra Madre Occidental), 80 km to 100 km wide, parallels the coastline of Baja California along the western margin of the country and hosts numerous base and precious metal deposits and occurrences. To the east, is a 200 km to 300 km wide central valley, which is bounded by another mountain chain (Sierra Madre Oriental) in the eastern part of the State of Chihuahua. Between the two mountain chains, Tertiary, Mesozoic and Palaeozoic rocks are preserved. In the general area of the Bolivar Property, Tertiary and Mesozoic rocks are also present.

The regional geology of the northwestern part of Mexico has been interpreted and discussed in a 1994 publication by the Consejo de Recursos Minerales (CRM), of the Mexican Ministry of Mineral Resources (Vargas et al, 1994).

The Bolivar Property is situated within the Batopilas Mining District, which is within a major north-northwest trending Sierra Madre Precious Metals Belt extending across the states of Chihuahua, Durango and Sonora in Northwestern Mexico. The Batopilas District is underlain by the Lower Cretaceous sedimentary and volcanic rocks of the Urique Group. These rocks are also considered as the "basement rocks" in the area and are overlain by an up to 3 km thick sequence of Upper Cretaceous to Lower Tertiary predominantly intermediate to felsic volcanic rocks of the Lower Volcanic Suite (LVS). The rocks of the LVS are in turn overlain by younger continental rhyolitic and dacitic ignimbrites (up to 1.5 km thick) of the Upper Volcanic Suite (UVS) which are interpreted to be Middle Tertiary in age (Figure 7-1). In general, the rocks in the area trend northwest and dip gently to the northeast. These rocks are also cut by several northeast trending normal faults, which are commonly associated with small gullies.

A number of lineaments with mineral potential have been recognized within the Batopilas Mining District. From west to east these include:

- The El Sausal-Cieneguita Lineament: A number of old polymetallic mines and prospects are situated along this northwest trending and steeply east dipping structure. Recent sampling of underground workings by Dia Bras has yielded values ranging from 0.87% Pb, 0.36% Zn and 110 g/t Ag to 9.1% Pb, 5.64% Zn and 293 g/t Ag at the old San José de Pilar Mine.

- The Santa Maria Structural Zone: This north-northwest trending zone varies in width from 300 m to 800 m. Recent chip sampling of several veins and brecciated zones by Dia Bras yielded values ranging from 1.07 g/t Au to 5.5 g/t Au over 70 cm to 3.5 m.

- The Urique Lineament: This zone trends north and is parallel to the general orientation of the Copper Canyon (Barranca del Cobre), a Mexican Nation Park which contains the Urique River situated outside the current properties. The area between the Urique Lineament and the El Sausal-Cieneguita Lineament is interpreted to define a regional graben.

Other mineral districts within the Sierra Madre Precious Metal Belt include:

- Piedras Verdes District: This district contains contact metasomatic (or skarn) type mineralization at the contact between Cretaceous marble or hornfels and Tertiary felsic intrusive bodies, such as at Piedras Verdes, which hosts the Bolivar Mine, where ore was shipped to Bahuichivo. Mineralization comprised coarse sphalerite and chalcopyrite with minor pyrite and bornite (McMillan, 1997 and CRM, 1994).

- Urique District: This area is located approximately 12 km northeast of the Bolivar Mine (Figure 7-1) and is characterized by classical gold-rich fissure veins, such as the Rosario Vein hosted by andesitic flows of the LVS. This vein had been mined by gambusinos (artisanal miners) and records indicate that in 1929 production from this mine was 2,891 tonnes of ore containing 44 kg of gold, 1,061 tonnes of silver, 7,990 kg of lead and 2,686 kg of copper, an average grade of some 15.2 g/t Au, 367 g/t Ag, 0.28% Pb and 0.09% Cu (McMillan 1997 and CRM 1994).

- Reforma District: This district is located some 20 km south-southwest of the Bolivar Mine Property (Figure 7-1). It is also characterized by contact metasomatic (or skarn) type mineralization. At the Reforma Mine, exploration work dates back to the 1940s, but mining work started in 1967. Mining production from 1970 and 1980 is reported to be some 1,364,000 tonnes at an average grade of 0.5 g/t Au, 92.56 g/t Ag, 9.1% Pb, 2.52% Cu and 30% Zn (McMillan 1997 and CRM 1994).

- Lluvia de Oro District: This area is located some 3 km east of the Reforma District and 19 km south-southwest of the Bolivar Mine Property (Figure 7-1). It

hosts the Lluvia de Oro, Los Vazquez and La Patria mineral deposits. These deposits are described as veins and mantos hosted by silicified Cretaceous volcanic and sedimentary rocks with interlayered andesitic flows, tuffs, quartzites, conglomerates, limestones and shales. The Lluvia de Oro area was discovered in 1899 and operated from 1903 and the late 1930s. An estimated 100,000 tonnes of ore with grades as high as 312 g/t Au and 850 g/t Ag are reported to have been produced from this district. Production from 1936 is also reported to have been some 1,065 tonnes at an average grade of 12.7 g/t Au, 106 g/t Ag. Mineral Resources of the Lluvia de Oro, Los Vazquez and La Patria deposits are reported to contain some 2.11 million tonnes at an average grade of 2 g/t Au and 23 g/t Ag (McMillan 1997 and CRM 1994).

- Cieneguita de Los Trejo deposit: This deposit is located at the outskirts of the village of Cieneguita (Figure 7-1). It was reported with Mineral Reserves totalling some 1 million tonnes at an average grade of 1.5 g/t Au and was mined by Glamis from 1997 to 2000 (Banda, 2005 and McMillan 1997).

108°

N

Urique

Urique Lineament

El Sausal-Cieneguita Lineament

Cieneguita

Santa Maria Structural Zone

Piedras Verdes

La Yerbabuena

Batopilas

El Sauzal

27°

Liuvia de Oro

Reforma

0 2 4 6 8 10

Kilometres

Legend:

- *Quaternary Basalt*
- *Mid Tertiary Volcanics*
- *Lower Tertiary Intrusives*
- *Lower Tertiary Volcanics*
- *Geological Contact*
- *Fault*
- *Block Fault*
- *River*
- *Mineral Occurrence/deposit*
- *Property Boundary*

July 2005

After:* *Philip Goodell, 2003

Figure 7-1

Dia Bras Exploration Inc.

Bolivar Project
State of Chihuahua, Mexico

Batopilas District
Regional Geology

7.2 LOCAL GEOLOGY

The Bolivar and other properties in the area are underlain by a 750 m sequence of the LVS and a thicker sequence of the UPS, as noted above. There is little information about detailed geology of the area. Regional mapping by the CRM, however, suggest that about 60% to 70% of the area of the properties is underlain by rhyolitic and dacitic ignimbrite rocks of the UVS. These rocks are often intruded by granitic plutons of various sizes (Figures 7-2 and 7-3).

The local stratigraphy is shown in Figure 7-4. Based on outcrops and published information (Wilkinson et al, 1988) the sequence of the lithologic units present within the four properties is interpreted to be, from top to bottom, as follows:

- Yarbanis Formation (Ty): massive rhyolite ignimbrites.
- Casas Coloradas Formation (Tcc): Rhyolitic tuff and felsic flow breccia.
- Cinco de Mayo conglomerate (Tcc).
- El Arenal flow breccia (Tca): With purple porphyritic lithic fragments. Recent field observations by RPA indicate it to be a lapilli tuff.
- San José flow breccia (Tsj): With olive green aphanitic lithic fragments.
- Las Tahonas granodiorite (Ktlt): Porphyritic with white orthoclase, milky and clear quartz, and biotite, intrudes Ktd and Ktp.
- Dolores Micro-quartz diorite: Sub-phaneritic to sub-aphanitic, with plagioclase, augite and biotite, intrudes Ktp.
- Pastrana dacite (Ktp): Includes three phases:
    - Phase I: With aphanitic olive green matrix.
    - Phase II: With aphanitic olive green matrix and augite phenocrysts.
    - Phase III: With aphanitic olive green matrix, augite and plagioclase phenocrysts.

Structural data from outcrops within the Bolivar Property as well as from drill core indicate that the dominant bedding orientation is the regional northwest striking and gently to moderately northeast dipping units of limestones, calc-silicate and volcanic rocks (Figures 7-2 and 7-3). A number of outcrops clearly exhibit northeast trending tight folding, such as at the Bolivar Mine. Recent field visits by RPA also suggests that several northeast trending shear zones and other structures in the area are coincident to

similarly northeast trending gullies. Not all of these gullies, however, are shown on the topographic maps available to date.

7.3 TECTONIC SETTING

Tectonic movements accompanied by the extensive volcanism in the Sierra Madre Occidental system during the Late Cretaceous to Tertiary period formed the large volcanic belt in western Mexico. Magmatic activity during this period resulted in the formation of the LVS and the UVS series in the Batopilas region. Andesitic to rhyolitic rocks deposited during this volcanic period are related to the base metal and gold mineralization in the Batopilas region. Ore emplacement is also related to the extensive northwest, northeast and north-trending faults that created large block structures in the Batopilas region.

The area around Bolivar has undergone block faulting. Three major sets of faults are recognised. These are:

- North-northwest trending faults, such as the fault zone along the Rosario Trend (Figure 7-3).
- East-southeast trending faults, such as the Fernandez Trend near the Bolivar shaft.
- North trending faults, such as the Santa Maria Fault Zone.


Figure 7-2
Dia Bras Exploration Inc.
Bolivar Project
State of Chihuahua, Mexico
Property Geology
N
0 0.5 1.0 1.5 2.0
Kilometres
799,000 E
800,000 E
801,000 E
802,000 E
803,000 E
804,000 E
3,002,000 N
3,001,000 N
3,000,000 N
2,999,000 N
2,998,000 N
2,997,000 N
2,996,000 N
2,995,000 N
2,994,000 N
BOLIVAR SHAFT
BOLIVAR CONCESSIONS
SANTA MARIA CONCESSIONS
FLORIDA CONCESSIONS
MEZQUITAL CONCESSIONS
After: Joaquin Rodriguez L.
Legend:
Tuffs ignimbrites and rhyolitic rocks of the Upper Volcanic Series
Tuffs and andesitic rocks of the Lower Volcanic Series
Andesite with disseminated pyrite
Granitic rock
Argillic epidote alteration & oxides
Garnetiferous skarn with Cu-Zn mineralization
Endoskarn
Silicification & oxidication
Fault
Felsic Dyke
Mineralized zone
July 2005


SEC. 12-N
SEC. 10-N
SEC. 8-N
SEC. 6-N
SEC. 4-N
SEC. 2-N
SEC. 00
SEC. 1-S
SEC. 3-S
SEC. 5-S
SEC. 7-S
SEC. 9-S
SEC. 11-S
SEC. 13-S
SEC. 15-S
SEC. 17-S
SEC. 19-S
SEC. 21-S
SEC. 23-S
SEC. 25-S
SEC. 27-S
SEC. 29-S
SEC. 31-S
9,900 E
10,000 E
10,100 E
10,200 E
10,100 N
10,000 N
9,900 N
9,800 N
9,700 N
Fernandez Trend
SHAFT
Rosario Trend
0 25 50 75 100
Metres
Elevation contour interval 5 metres
Legend:
Andesite
Granodiorite
Andesitic dike
Skarn
Marble
Massive sulphides
Semi-massive sulphides
Pods of sulphide mineralization
Brecciated zone
Fault
Elevation contour (m, ansl)
July 2005 Source: Dia Bras, 2005, modified after: Banda, 2005

Figure 7-3

Dia Bras Exploration Inc.

Bolivar Mine Area
State of Chihuahua, Mexico

Local Geology


metres
2100
2000
1900
1800
1700
1600
1500
1400
1300
1200
1100
1000
900
800
700
600
500
400
Ty
Tcc
Tca
Tsj
Ktp
Ktd
Ktlt

After: Wilkerson et al., 1988.

Legend:

- Ty — *Yarbanis Formation*
- Tcc — *Casas Coloradas Formation*
- Tcc — *Cinco de Mayo Conglomerate*
- Tca — *El Arenal Flow Breccia*
- Tsj — *San José Flow Breccia*
- Ktlt — *Las Tahonas Granodiorite*
- Ktd — *Dolores Micro-Quartz Diorite*
- Ktp — *Pastrana Dacite*

Ty **Yarbanis Formation:** massive rhyolite ignimbrites

UPPER VOLCANIC SERIES (UVS)

Tcc **Casas Coloradas Formation:** rhyolite tuff & felsic flow breccia

Tcc **Cinco de Mayo Conglomerate**

Tca **El Arenal Flow Breccia:** purple porphyritic lithic fragments

Tsj **San José Flow Breccia:** olive green aphanitic lithic fragments

Ktlt **Las Tahonas Granodiorite:** porphyritic with white orthoclase, milky and clear quartz, and biotite. Intrudes Ktd and Ktp

LOWER VOLCANIC SERIES (LVS)

Ktd **Dolores Micro-Quartz Diorite:** sub-phaneritic to sub-aphanitic; plagioclaste, augite and biotite. Intrudes Ktp

Ktp **Pastrana Dacite:**

Phase I: aphanitic olive green matrix

Phase II: aphanitic olive green matrix with augite phenocrysts

Phase III: aphanitic olive green matrix with augite and plagioclase phenocrysts

Figure 7-4

Dia Bras Exploration Inc.

Bolivar Project
State of Chihuahua, Mexico

Igneous Stratigraphy of the Batopilas Mining District

July 2005

7.4 DEPOSIT TYPES

Base metal and gold deposits in the Batopilas District represent various types of mineralization. These range from porphyry-type copper deposits, skarn deposits to structurally controlled epithermal gold and silver mineralization and include:

- High-sulphidation epithermal gold deposits within andesitic flow rocks, tuffs, agglomerates and breccias, such as the El Sausal gold deposit. These deposits are commonly associated with argillic and phyllic alteration.
- Porphyry-type copper mineralization: An area some 2 km southwest of Batopilas, where approximately 5 km^2 area exhibits typical argillic and silicic alteration around the Tahonas porphyry copper deposit.
- Skarn deposits: Cliffs with abundant malachite staining are commonly present along the El Sausal-Cieneguita Trend. These are associated with an extensive zone of typical skarn-type alteration in at least two layers of calc-silicate rocks with abundant light green to beige garnet, epidote, magnetite and hematite. Pods of massive sphalerite with lesser chalcopyrite, galena and pyrite are associated with northeast trending structures which cut the main northwest trending El Sausal-Cieneguita Lineament, such as at the old Bolivar Mine. These massive sulphide pods range in size from 0.5 m x 1 m to 1.5 m x 4 m.
- Gold and silver mineralization associated with rusty zones in to light grey to pink, fine to medium-grained granite (endoskarn). Pyrite is commonly present as fine-grained disseminations within the matrix as well as concentrated along fractures. Occasional chalcopyrite is also present, such as along the road cut close to the old La Increible Mine within the Valenzuela Property.

Work carried out to date by Dia Bras and by earlier operators indicate that the Bolivar and other properties in the area are situated in geologic environments which host skarn-type gold-polymetallic deposits, such as the Rosario Trend and the Reforma Mine, as well as the El Sausal gold deposit at the southern end of the El Sausal-Cieneguita Lineament. Skarn-type metasomatism with diagnostic minerals, such as magnetite, garnet, epidote, actinolite, diopside, sphalerite and chalcopyrite are present within altered limestones at the old Bolivar Mine and the many outcrops of calc-silicates situated between the old Valenzuela (La Increible) mine and the Bolivar Mine. Fine-grained disseminated pyrite is also associated with the rusty zone with abundant fracturing and

garnet/epidote alteration (endoskarn) close to and along the road at the La Increible Mine within the Piedras Verdes mineral concession. These features suggest that the geologic model is hydrothermal gold-polymetallic sulphide (skarn) mineralization associated with calc-silicate layers (Stanton, 1972).

The skarn mineralogy at Bolivar is not well understood. There are three mineralogical types of skarn that are recognized in the area: epidote skarn, garnet skarn and pyroxene skarn. The spatial distribution, relative abundance and paragenesis of each type, however, are not yet determined by geological mapping in the area.

8 MINERALIZATION

The sedimentary rocks of the Bolivar and the neighbouring properties have been affected by contact metasomatic alteration events. Mineralogical (thin section) work has not yet been carried out, but observations in the field show that the alteration assemblage within the calc-silicate rocks consists of green-brown garnet, epidote, diopside, plagioclase, magnetite, hematite, limonite, calcite and sulphide minerals, such as sphalerite, chalcopyrite, galena, bornite and chalcocite. Secondary minerals of copper and zinc are commonly present with ubiquitous malachite staining along many cliffs and white powdery zones at many old adits in the area.

The alteration assemblages at the Bolivar and other properties in the area are associated with gold and polymetallic sulphide mineralizing events. Four events of mineralization are observed. These are:

- An early episode of polymetallic sulphide and gold mineralization: This is interpreted to be commonly present along the Main (Rosario) Trend. Massive zones of garnet and/or epidote and large patches (1 m x 5 m) of massive magnetite are associated with pods of sphalerite, chalcopyrite, galena and pyrite. Typical drill hole intersections along this zone include:
    - 7.26% Cu, 38.8% Zn, 124.8 g/t Ag and 0.59 g/t Au over 2.9 m in Hole DB04072.
    - 1.66% Cu, 4.92% Zn, 28.0 g/t Ag and 0.1 g/t Au over 37 m in Hole DB04091.
    - 1.98% Cu, 0.45% Zn over 11 m in Hole DB05B124.

- A second episode of chloritization associated with the brecciated zones within the east-southeast trending structures, such as the Fernandez Structure. Trace amounts of disseminated pyrite and chalcopyrite are present in the breccias. These features are commonly observed in Drill Hole DB04061 with intersections of 3.6% Cu, 1.32% Zn, 250.5 g/t Ag and 3.16 g/t Au over 9 m and 7.16% Cu, 21.9% Zn, 30.3 g/t Ag and 0.06 g/t Au over 1 m.

- A third episode of gold (and silver?) mineralization. In general, these zones include pyrite, as fine-grained disseminated material as well as fracture-coating material, within shear zones and areas of endoskarn.

- A fourth episode of gold mineralization associated with northeast trending fracture zones and veins within the Santa Maria Structure. These zones are in

general, 10 cm to <1 m wide and are typically associated with rusty outcrops of rhyolite containing limonitic pseudomorphs of pyrite.

Results of recent sampling of drill core and underground workings are presented in Table A (Appendix). Results show that a number of mineralized zones are present along the Rosario and Fernandez trends.

8.1 TYPES OF MINERALIZATION

Skarn-type Cu-Zn-Ag-Au mineralization in the Bolivar area is structurally controlled and forms mineralized zones that are close to structures. It is possible that the mineralized zones occupy pre-existing fault structures and extensional openings formed during mineralization. The mineralized zones are dominant with calc-silicate minerals and variable quantities of quartz, calcite, and chlorite. Sphalerite and chalcopyrite are the predominant sulphides, commonly ranging from 10% to 30%, with occasional massive sulphide zones. Minor amounts of disseminated pyrite are also present. In general, sulphides are medium to coarse-grained within the skarn zones, and are relatively uniformly distributed throughout the higher grade parts of the mineralized zones. The sulphides occur within the carbonate rocks, which they replace, a common feature in skarn-type mineralization (Park and MacDiarmid, 1964).

Observations at old underground workings, on drill core and at many outcrops suggest that there are three types of mineralization at the Bolivar and other properties in the area. These are:

- Polymetallic sulphide and gold mineralization generally associated with skarn zones, such as at the old Bolivar and La Increible mines. In general, gold shows a positive correlation with chalcopyrite(?) although the presence of chalcopyrite does not necessarily indicate higher-grade gold in the rock.
- Silver and gold mineralization associated with veins of massive galena and sphalerite, such as at the old San José de Pilar Mine.
- Gold mineralization associated with brecciated and rusty zones with disseminated pyrite, such as at the showings within the Santa Maria Structure.

A fourth type of Au-Ag mineralization may also be present in the area. This type of mineralization is associated with shear zones and areas of endoskarn, such as near and along the road at the old La Increible Mine. In general, these zones include pyrite, as fine-grained disseminated material as well as fracture-coating material.

Results of a mineralogical study (X-Ray diffraction and polished section work) carried out by CRM are presented in Table 8-1. CRM used thin sections for the polarizing microscope under transmitted light and briquettes of crushed material from concentrate for ore microscopy with reflected light. This study shows that the major constituents of the mineralized material at Bolivar are sphalerite (>25%) and chalcopyrite (10% to 25%), with minor amounts (1% to 10%) of quartz. Trace amounts of galena, K-feldspar, hematite, pyrite, smithsonite ($ZnCO_3$) and arsenopyrite are also reported.

Table 8-1 Results of Mineralogical Studies
Dia Bras Exploration Inc. – Bolivar Deposit

Mineral	Chemical Formula	Composition
Sphalerite	ZnS	Major (>25%)
Chalcopyrite	$CuFeS_2$	Major (10% to 25%)
Quartz	α- SiO_2	Minor (1% to 10%)
Galena	PbS	Trace (0.1% to 1%)
K-Feldspar	$KAlSi_3O_8$	Trace (0.1% to 1%)
Hematite	Fe_2O_3	Trace (0.1% to 1%)
Pyrite	FeS_2	Trace (0.1% to 1%)
Smithsonite	$ZnCO_3$	Trace (0.1% to 1%)
Arsenopyrite	$FeAsS$	Trace (0.1% to 1%)

Source: Poder Ejecutivo Federal, Consejo de Recursos Minerales, Centro Experimental Chihuahua, 2004.

Note: Studies done by the X-Ray Diffraction (XRD) method, and by the use of polarizing microscopes under transmitted light as well as reflected light.

Based on results of diamond drilling completed to date, there are at least twelve mineralized lenses at Bolivar. These lenses range from less than a metre to up to 20 m in thickness, extend 25 m to 100 m along strike and up to 100 m in the vertical dimension. Geological interpretation of the mineralized zones on cross sections also indicates mineral zoning at Bolivar. Closer to the contact with the granodiorite intrusive, a copper-rich and a relatively thicker zone of mineralization with only weak zinc values, appears to

be prevalent. A narrower zone of similar copper-rich mineralization also occurs very close to the contact with the intrusive. Higher up in the stratigraphic section several lenses of zinc-copper mineralization. This type of zonal distribution of sulphides associated with skarn-type alteration assemblages of calc-silicates and iron-oxides are described at other mineral deposits in southwestern United States (Meyer and Hemley, 1967).

8.2 MINERALIZED AREAS

Currently, there are at least eleven mineralized areas within the nineteen mineral concessions of the Bolivar project area (Figure 8-1). These are:

- Bolivar High Grade Zone
- Bolivar Zona Sur
- Bolivar Northwest
- La Increible
- La Pequeña
- San José de Piñal
- El Gallo
- La Montura
- Arizona/El Val
- Central Area
- Breccia

These mineralized zones are hosted within three main structural zones (Figure 7-2). These are the; El Val – La Pequeña Structure; San José del Pinal type veins; and the Santa Maria Structure.



MEZQUITAL
799,000 E
800,000 E
N
PIEDRAS VERDES
BRECHA
BOLIVAR NORTHWEST
BOLIVAR
IV
3,000,000 m.
BOLIVAR HIGH GRADE
Upper Volcanic Suite
Predominantly
Skarn and Marble
BOLIVAR ZONA SUR
EL GALLO
LA INCREIBLE
BRECHA
BOLIVAR
IV
LA MONTURA
EL GALLO
PIEDRAS VERDES
BOLIVAR
III
CENTRAL
AREA
LA CHAPARRITA
2,999,000 N
BRECHA
MEZQUITAL
VAL FRACCION
LA PEQUEÑA
VAL
EL VAL
(ARIZONA)
VAL
0 100 200 300 400 500
Metres
2,998,000 N
BOLIVAR
AMPL. SAN JOSE
Legend:
Breccia
Skarn Mineral
Faults
Granitic Rocks

Figure 8-1

Dia Bras Exploration Inc.

Bolivar Project
State of Chihuahua, Mexico

Bolivar and Neighbouring Concessions, Exploration Targets

July 2005 *Source: Dia Bras, 2005.*

8.2.1 ROSARIO MINERALIZED STRUCTURE

The main (Rosario) mineralized system is approximately 350 m long, with mineralized zone widths varying from less than one metre up to 8 m. It forms part of the El Val-La Pequeña Structure (Figures 7-3 and 8-1). Individual ore-shoots within the lenses range from 20 m to 50 m long horizontally, and from 20 m to 50 m vertically. Strike orientations are generally northwest, and dips are from 20° to 40° to the northeast. All economic copper and zinc mineralization discovered and mined to date lies within 300 m of surface. Post-mineral faults locally disrupt and offset the mineralized zones.

The Rosario mineralized structure is situated along the northeast flank of a northwest trending valley, which is part of the El Sausal-Cieneguita Lineament. Detailed cross sections and level plans of the Bolivar mine area are discussed under a separate section of Mineral Resources and are presented in Figures 23-5 to 23-31 (Appendix). Near the shaft of the Bolivar Mine, the area exhibits typical skarn-related zinc and copper mineralization. Field observations are as follows:

- A northeast trending small ridge of isoclinally folded limestone - now completely altered to garnet, epidote and magnetite – is adjacent to a small northeast trending gully. A gravel road separates this ridge from the adit leading to the old underground workings, and the adit is some 50 m from the small ridge. At the adit a 1 m wide mafic dike cuts the mineralized area, which is up to 40 m wide. Pods of massive sphalerite with minor chalcopyrite are present at both sides of the dike.

- On the northwest side of the dike the massive sulphide pods are larger (1.5 m to 4 m) and more common, in an exposed area about 10 m wide. These pods constitute about 50% of the rock

- On the northeast side of the dike the massive sulphide pods are smaller (<1 m to 1.5 m) and less common (10% to 15% of the rock). These pods are separated with ≥2 m wide areas containing disseminated sulphides - mostly sphalerite (≤10%) with minor pyrite and chalcopyrite (≤1% to 5%) - in an exposed area about 30 m wide. Chalcopyrite and other Cu-sulphides (bornite and/or covellite) are also present as fracture coating material, or as small veinlets.

- Copper staining (commonly malachite) is readily observed on the altered limestone dipping into the hill.

- On the northeastern side of the gully, i.e. some 10 m east of the ridge and on the east side of the road, the area is underlain by fine to medium grained granite. This granite is also present along the gravel road which goes around the hill and leads to the Valenzuela prospect.

- Mineralized intersections from the recent diamond drilling programs range from 0.42% Cu and 1.54% Zn over 20 m to 23.4% Cu and 28.5% Zn over 1 m.

8.2.2 FERNANDEZ MINERALIZED STRUCTURE

The Fernandez structure trends east-southeast and is mostly vertical. It is situated just east of the Bolivar shaft and has been partly developed by eight sublevels. These are sublevels 835, 845, 848, 861, 854, 869, 870 and 906. Sulphide mineralization is confined to a 25 m wide structure, which has been traced some 100 m along strike, within silicified limestones as well as in andesitic rocks, and it extends to approximately 100 m in the vertical dimension. Recent diamond drilling has intersected this structure with mineralization ranging from 7.16% Cu, 21.9% Zn, 30.3 g/t Ag and 0.06 g/t Au over 1 m to 3.6% Cu, 1.32% Zn, 250.5 g/t Ag and 2.16 g/t Au over 9 m in Drill Hole DB04B061.

This zone has been identified as Lens No. 10 by RPA, as discussed further under a separate section of Mineral Resources.

8.2.3 EL VAL – LA PEQUEÑA STRUCTURE

The mineralized zones within this structure are readily seen from the air and situated along the cliffs with malachite staining as well as at relatively more resistant calc-silicate outcrops with abundant garnet, epidote and magnetite, which intermittently extend for more than 6 km along strike but may have limited (20 m to 30 m) lateral extent. From northwest to southeast, these are:

- La Increible Mine: This prospect is situated on the east side of the hill which hosts the Bolivar deposit. Mineralization consists of several small pods of massive sulphides (sphalerite and chalcopyrite) within an east trending, 1 m to 2.5 m thick zone, hosted by grey massive limestone, which extends up to 100 m in a easterly direction, where it is cut by the La Pequeña Fault. Previous development work at La Increible consists of an adit and minor old underground workings, including two small stopes (Figures 23-1 and 23-2). Outside the adit and along the gravel road there is extensive pyritization within the altered granitic rocks. Typical

endoskarn-type alteration includes epidotization, silicification and magnetite with associated pyritization. Pyrite is present as fine to medium-grained disseminations as well as fracture coating material. This zone of pyritic material continues for about 700 m along the gravel road.

- El Val Medio: At this locality, the El Val Structure consists of an up to 50 m wide skarn zone at the contact between limestones and andesites. The mineralized zone is 1.5 m to 5 m wide, has a moderate dip to the northeast and contains massive sulphides, such as chalcocite, chalcopyrite, bornite and sphalerite, with conspicuous malachite staining.

- La Pequeña: This area is situated some 1,300 m east of the old La Increible adit. Mineralization is similar to but narrower that at El Val Medio. At this locality, the mineralized zone is 0.5 m to 1 m wide, has a moderate dip to the northeast and contains massive sulphides, such as chalcocite, chalcopyrite, bornite and sphalerite. Results of recent chip sampling by Dia Bras include grades ranging from 0.01% Cu, 0.41% Zn, 0.03% Pb, 15 ppb Au and 5 g/t Ag to 2.22% Cu, 25.6% Zn, 0.22% Pb, 120 ppb Au and 152 g/t Ag.

- El Val: This area comprises the southeastern part of the El Val Structure and consists of a northeast dipping skarn zone up to 200 m wide. The skarn is cut by narrow north trending felsic dikes and at its lower contact it is grey, fine-grained with almost hypidiomorphic texture (endoskarn). Sulphide mineralization at El Val occurs near the contacts with felsic dikes, within alteration/mineralization haloes 10 m to 20 m wide. The sulphides occur as small pods within the haloes.

8.2.4 SAN JOSÉ TYPE VEINS

This style of sulphide mineralization is different from the Bolivar or Valenzuela areas. At San José del Pinal, at least five massive sulphide veins have been discovered within tuffaceous rocks. These are:

- Veins 1 and 2: These veins trend northeast (N50°E to N60°E) and dip moderately to the northwest (55° to 65°) are the more prominent ones and consist of almost exclusively galena with minor sphalerite. The San José de Pilar Mine contains at least two adits with old underground workings. Previous underground development indicates that these veins vary in thickness from 80 cm to 5 m and could extend to 450 m along strike (Rodriguez, 2004). Recent sampling and drilling results by Dia Bras, however, were not encouraging.

- Other veins: These veins are west-northwest trending and moderately to steeply southwest dipping (60° to 82°). One north trending vein is also reported.

- Mezquital Prospect: This area is situated south of the San José Prospect and contains similar malachite stained outcrops as at the Bolivar Mine and the La

Increible prospect. Results of recent chip sampling by Dia Bras, however, indicate low grades ranging from 0.04% Cu, 0.03% Zn, 0.01% Pb, 35 ppb Au and 5 g/t Ag to 0.31% Cu, 0.22% Zn, 0.09% Pb, 1,680 ppb Au and 13 g/t Ag.

8.2.5 SANTA MARIA STRUCTURE

There are numerous mineralized veins and shears within this wide structure. The two prominent ones recognized to date are Santa Maria Vein and El Manzanito Vein.

- Santa Maria Vein: This quartz vein trends north-northwest (N10°W) and is steeply east dipping (87°) and is hosted by pink rhyolitic ignimbrites of the UVS. Its thickness varies from 30 cm to 80 cm and it has been traced some 100 m along strike by shallow pits dug by gambusinos. Mineralization consists of gold associated with limonite and hematite.

- El Manzanito Vein: This quartz vein trends north and is sub-horizontal. To the east it is hosted by pink rhyolitic ignimbrites of the UVS and to the west it is hosted by andesitic rocks of the LVS. Its thickness varies from 30 cm to 100 cm and it has been traced some 100 m along strike. Mineralization consists of gold (as electrum) associated with limonite and hematite in vuggy quartz.

During the past two years, Dia Bras has tested many of the above target areas, but currently exploration work is concentrated on the Rosario and Fernandez trends of the Bolivar concession.

9 EXPLORATION

9.1 DIAMOND DRILLING

From December 2003 to the present, Dia Bras carried out an exploration program of geological mapping, outcrop sampling, topographic survey and diamond drilling, and completed more than 26,280 m in 153 holes. Most of the drilling, some 21,055 m in 118 holes, was completed in the area of the Bolivar Mine. Initially, Dia Bras contracted Orbit Drilling (a subsidiary of St. Lambert Drilling of Val d'Or, Québec) to carry out this program. From mid 2004 and onwards, however, diamond drilling is carried out by Dia Bras personnel. For the initial approximately 10 m of the holes HQ core is recovered. Thereafter, the holes are reduced to recover NQ core. The entire core is stored at the project site. Some of the holes were inclined and oriented to the southwest and others are vertical.

The objective of this program was to explore for near surface polymetallic sulphide mineralization within the areas of calc-silicate rocks with malachite staining, which have moderate northeast trending plunges. These holes tested and attempted to better outline the areas close to the previously discovered and mined gold and polymetallic sulphide mineralization.

Exploration drilling in 2004 and 2005 discovered a new copper zone with significant gold values situated at the southern end of the Rosario Trend.

Extensive areas of skarn-type alteration, along with the presence of magnetite-rich zones along the main Rosario Trend, as well as southeast of the shaft area, within the Bolivar mineral concession, indicate potential for hidden high-grade skarn-type Cu-Zn mineralization.

Dia Bras carries out the current diamond drilling program through in-house crews. Systematic testing of the copper and zinc bearing zones is carried out by diamond drill holes spaced 25 m to 50 m apart. Statistics of the 2004 and 2005 diamond drilling are

presented in Table 9-1 and the locations of the drill holes in the Bolivar deposit area are shown in Figure 9-1.

Table 9-1 Statistics of 2004 and 2005 Diamond Drilling
Dia Bras Exploration Inc. – Bolivar Mine Area

Area	Diamond Drilling	
	No. of Holes	(m)
Bolivar Mine	73	11,860.4
Bolivar Zona Sur	24	5,771.9
Bolivar Northwest	21	3,422.8
La Increible	16	2,716.1
San José de Piñal	8	900.0
El Gallo	6	1,254.5
Others (La Montura, Arizona & El Val)	3	355.1
Totals	**153**	**26,280.8**

Source: Dia Bras, 2005.

The procedures used during the diamond drilling programs are as follows:

- Holes are drilled to produce NQ-sized core.
- The collar locations of all drill holes are surveyed and marked in the field with azimuth and inclination of each hole. RPA notes, however, that control information on the directional deviation (both azimuth and change in inclination) is not recorded for the drill holes. RPA recommends that a number of measurements be taken per hole, depending on the hole length, and included in the drill hole data, at a minimum a measurement at the bottom and top of each hole, and for each 50-metre interval down the hole.
- Lithologic logging is done on drill core and geotechnical observations are made by company geologists. This includes marking lithologic contacts, descriptive geology, core angles, core diameter, percent core recovery record, true thickness calculations and graphic log depicting all down-hole data including assay values. All information is recorded on hand written logs. Currently, key information is summarized in a digital database. RPA recommends that systematic measurements of Rock Quality Designation (RQD) also be included as part of the drill hole logging. This information would help in future development of the mineralized lenses, during mine planning.

The highlight of exploration activities in 2005 was the discovery of a new magnetite-rich skarn zone with high-grade copper mineralization. Of particular interest is the moderate grade gold associated with the copper in the mineralized intersections, such as

1.14% Cu, 0.06% Zn, 61.35 g/t Ag and 3.08 g/t Au over 4 m intersected in Hole DB05B128 (Dia Bras 2005).

RPA notes that a similar copper-rich zone is present some 125 m west of the Bolivar shaft. This zone has been intersected by two holes with assay results as follows:

- 1.34% Cu, 1.16% Zn and 47 g/t Ag over 26 m in Hole DB04B041, and
- 0.78% Cu, 0.44% Zn and 17 g/t Ag over 34 m in Hole DB04B044.

RPA is of the opinion that this new zone is open along strike and warrants further drill testing.

Dia Bras has an exploration team of Mexican geologists, technicians, and support personnel located at the Cieneguita camp. This team is directly responsible for the exploration programs within the mineral concessions. Diamond drilling services for the current exploration program is provided by Dia Bras crews. Outside services, particularly for geophysical surveys and certain geological specialties, are contracted to independent consultants as required.


Note: Prefix (DB03, DB04, DB05) for drill holes deleted
Trace of drill hole projected to surface
Vertical drill hole
Road access
BOLIVAR SHAFT
PORTAL LEVEL 1
PORTAL LEVEL 6
Marble, Limestone and Skarn
Granitic Rocks
La Increible
N
50 0 50 100 150 200
Metres
July 2005
Dia Bras Exploration Inc.
Bolivar Mine Area
State of Chihuahua, Mexico
Drill Hole Location Map

Figure 9-1

9.2 UNDERGROUND EXPLORATION

Currently, Dia Bras is carrying out a program of refurbishing old underground workings, sampling and opening up new areas discovered by recent surface diamond drilling along the Rosario Trend.

Mining development by previous operators on the Rosario Trend was done on four levels and three sublevels (Figure 9-2 to 9-5). These are:

- Level 6 (elev. 1,820 m).
- Level 4 (elev. 1,848 m).
- Level 2 (elev. 1,860 m).
- Level 1 (elev. 1,875 m)
- Sublevel 828 (elev. 1,828 m).
- Sublevel Foto (elev. 1,831 m).
- Sublevel Sandwich (elev. 1,870 m).

The most important of the areas along the Rosario Trend where current underground exploration and development is being carried out are:

- La Cobriza: Access to this area is by the adit on Level 6 (Figure 9-5).
- Rodolfo (Alta Ley): This area is situated some 15 m east of La Cobriza (Figure 9-2).
- Reggie Medium Grade: This area is situated some 50 m south of La Cobriza, close to the contact with the granodiorite intrusive (Figure 9-5).
- Reggie Este: This area is situated some 25 m east of Oeste. It was discovered by an intersected of semi-massive sulphide mineralization intersected in Drill Hole DB04B087 and a cross-cut (Figure 9-2).

Drifting is also in progress along the Fernandez Trend. There are many old workings in this area, which are developed on eight sublevels and one raise. The sublevels are numbered as 835 (1,835 m), 845 (1,845 m), 848 (1,848 m), 852 (1,852 m), 854 (1,854 m), 869 (1,969 m), 870 (1,870 m) and 906 (1,906 m).

SEC. 10-N SEC. 8-N L.R. SEC. 6-N SEC. 4-N SEC. 2-N SEC. 00

9,900 E 10,000 E 10,100 E

N

SEC. 1-S SEC. 3-S SEC. 5-S SEC. 7-S SEC. 9-S SEC. 11-S SEC. 13-S SEC. 15-S SEC. 17-S SEC. 19-S

10,000 N 9,900 N 9,800 N

"LA BOTA" HEADING

SHAFT

FERNANDEZ

RPA SAMPLES

EL ROSARIO

RODOLFO

REGGIE OESTE

CROSS-CUT

RPA SAMPLES

CROSS-CUT 9874 E

REGGIE ESTE

REGGIE OESTE

0 10 20 30 40 50

Metres

Figure 9-2

Legend:

Granodiorite	*Massive sulphides*
Andesitic Dyke	*Semi-massive sulphides*
Skarn	*Pods of sulphide mineralization*
Hornfels	*Brecciated zone*
Marble	*Fault*

Dia Bras Exploration Inc.

Bolivar Deposit
State of Chihuahua, Mexico

Rosario Trends and Trenches
Level 6 (elev. 1,820 m)

July 2005 ***Source: Dia Bras, 2005.***


SEC. 10-N
SEC. 8-N
L.R.
SEC. 6-N
SEC. 4-N
SEC. 2-N
SECC. 00
SEC. 1-S
SEC. 3-S
SEC. 5-S
SEC. 7-S
SEC. 9-S
SEC. 11-S
SEC. 13-S
SEC. 15-S
SEC. 17-S
SEC. 19-S
9,900 E
10,000 E
10,100 E
10,000 N
9,900 N
9,800 N
N
SHAFT
FERNANDEZ TREND
ROSARIO TREND
Projected from sublevels
0 10 20 30 40 50
Metres
Legend:
Granodiorite
Andesitic Dyke
Skarn
Hornfels
Marble
Massive sulphides
Semi-massive sulphides
Pods of sulphide mineralization
Brecciated zone
Fault
July 2005
Source: Dia Bras, 2005.

Figure 9-3

Dia Bras Exploration Inc.

Bolivar Deposit
State of Chihuahua, Mexico

Fernandez Trend
Level 4 (elev. 1,848 m)


SEC. 10-N
SEC. 8-N
L.R.
SEC. 6-N
SEC. 4-N
SEC. 2-N
SECC. 00
SEC. 1-S
SEC. 3-S
SEC. 5-S
SEC. 7-S
SEC. 9-S
SEC. 11-S
SEC. 13-S
SEC. 15-S
SEC. 17-S
SEC. 19-S
9,900 E
10,000 E
10,100 E
N
10,000 N
9,900 N
9,800 N
SHAFT
ACCESS TO SANDWICH ZONE
0 10 20 30 40 50
Metres
Legend:
Granodiorite
Andesitic Dyke
Skarn
Hornfels
Marble
Massive sulphides
Semi-massive sulphides
Pods of sulphide mineralization
Brecciated zone
Fault
July 2005
Source: Dia Bras, 2005.
Dia Bras Exploration Inc.
Bolivar Project
State of Chihuahua, Mexico
Rosario Trend
Level 2 (elev. 1,860 m)

Figure 9-4

SEC. 10-N
L.R.
SEC. 8-N
SEC. 6-N
SEC. 4-N
SEC. 2-N
SECC. 00
9,900 E
10,000 E
10,100 E
N
SEC. 1-S
SEC. 3-S
SHAFT
10,000 N
SEC. 5-S
SEC. 7-S
SEC. 9-S
SEC. 11-S
9,900 N
LA COBRIZA
SEC. 13-S
SEC. 15-S
0 10 20 30 40 50
Metres
SEC. 17-S
9,800 N
SEC. 19-S

Legend:

Granodiorite	*Massive sulphides*
Andesitic Dyke	*Semi-massive sulphides*
Skarn	*Pods of sulphide mineralization*
Hornfels	*Brecciated zone*
Marble	*Fault*

July 2005 ***Source: Dia Bras, 2005.***

Figure 9-5

Dia Bras Exploration Inc.

Bolivar Project
State of Chihuahua, Mexico

Rosario Trend
Level 1 (elev. 1,875 m)

10 SAMPLING METHOD AND APPROACH

Materials sampled for regular assays and for resource estimation for the Bolivar Mine area include diamond drill core and underground workings. Drill core size is NQ for surface holes. Drill core recovery at Bolivar is generally very good. All samples are collected by, or under the supervision of, a geologist.

The methodology of sampling of the drill core, underground openings or surface material is described below:

- For diamond drill holes, mineralized drill core intervals to be sampled are identified and marked by the geologist. Sample lengths are generally 1 m. Visual indicators of the intervals to be sampled include skarn zones, silicified rock and sulphidized/altered zones established for the Bolivar area by Dia Bras geologists. Sample intervals are selected based on changes in mineralization style, and are normally extended for two metres into unmineralized rock. Marked sample intervals are split in half using a mechanical splitter. A technician collects a continuous sample of the split core (Carlos P., 2005).

- Underground workings that expose mineralized zones are routinely sampled by taking continuous chip samples at waist height, perpendicular to contacts of mineralization. Samples are taken for each round of advance, giving a sample spacing of approximately 2.4 m along the strike of the mineralization. The complete width of the development drift is sampled. A sample is normally taken for each metre of the width of mineralization, and sample lengths may vary depending on the width of the mineralization and changes of geology. Sampling is by a trained technician under the supervision of the mine geologist.

- Materials sampled as part of ongoing exploration activities include rock outcrops and drill core. All samples are taken by or under the supervision of a geologist. Exploration samples of rock outcrops are normally taken as discontinuous chip samples while underground channel samples are taken as continuous chip samples. These exploration sample materials are used to detect the presence of base metals for target identification.

The drill hole and underground sampling procedures employed by Dia Bras conform to industry standards, in RPA's view.

11 SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1 SAMPLE PREPARATION AND ASSAYS

Rock and core samples are sent to Chemex Laboratories (Chemex) in Mississauga, Ontario, for assays. At Chemex, samples are crushed, pulverized, and assayed for copper, zinc, silver and gold (Banda M., 2005). Assays are done using different assaying techniques as follows:

- For Au and Ag: using the fire assay technique with an Atomic Absorption (AA) finish.
- For Cu and Zn: using Atomic Absorption Spectroscopy (AAS) method.

The sample preparation and assay protocols are presented in the Appendix. RPA considers them to be satisfactory and comparable to procedures used at other commercial laboratories in Canada.

Assay results are sent by e-mail as well as hard copy, and results are checked for any discrepancies. Table B (Appendix) provides the list of mineralized intersections. RPA is not aware of any reporting errors.

11.2 ASSAY QUALITY ASSURANCE AND QUALITY CONTROL

The quality assurance procedures and assay protocols are, as follows:

- Samples are handled only by Dia Bras authorized personnel. Samples from the mining operation (underground sampling) and of drill core are sent by the Project Geologist to Chemex.
- All drill core from surface drill holes is taken one or more times per shift from the drill rigs directly to a drill logging and sampling area within the secured and guarded Cieneguita exploration camp by authorized personnel. Within 48 hours, the material core intervals (e.g. potentially mineralized intervals) are logged and sampled; and the samples are sent to Chemex.

- Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and for validation against the original sample site. The second half of the split core is stored on-site as a control sample, available for review and re-sampling if required.

Sample preparation and assays are carried out at Chemex. RPA notes that the procedures used at this laboratory, including the reagents and apparatus used for the assays, are similar to those used at many commercial laboratories in Canada. In particular, they include:

- Crushing the split sample to 10 mesh and grinding it to 200 mesh.
- Gold assays carried out on 29.2 g (1 assay-ton) sub-samples, including:
  - Cupelling after adding soda at 650° C.
  - Determination of the gold and silver content by gravimetric finish.
- Copper and zinc assays are carried out by Atomic Absorption Spectroscopy (AAS) method.

11.3 SAMPLE SECURITY

The procedures for sample security are discussed under assay quality assurance and quality control. Based on our review and discussions with field personnel, RPA is of the opinion that sample security procedures at the Cieneguita exploration camp are in keeping with industry standards.

11.4 DATA ENTRY

Assay results are sent by Chemex in digital format. Upon receipt of the results, Dia Bras staff classifies them into three groups, namely:

- High-grade samples containing massive sulphides, within a range of 30% to 65% sulphides.
- Medium-grade samples containing semi-massive sulphides, within a range of 15% to 30% sulphides.
- Low grade samples containing disseminated sulphides in the range from trace to 15% sulphides.

The assay data are then entered into the central database by Dia Bras geologists at the Cieneguita exploration camp, and a copy is sent to the Chihuahua office. The procedures for further data processing and interpretation are as follows:

- A hard copy of the assay results is prepared and transferred (glued) onto the cross sections depicting the trace of the drill holes.
- Mineralized intersections are coded as to the grade classification and their stratigraphic location with respect to the assemblage of the mineralized zones within the Rosario or Fernandez structures.

Data verification is carried out, as discussed in the following section.

12 DATA VERIFICATION

12.1 DATA VERIFICATION BY DIA BRAS

During the drilling campaigns data verification and quality control is done by Mr. Jacques Marchand, a Dia Bras internal consultant, who is a Qualified Person in accordance with National Instrument 43-101. The quality and reliability of the data obtained from ongoing programs is reviewed and verified by Mr. Marchand each time there is an update of the drill hole database. RPA understands that Dia Bras staff geologists will also carry out preliminary data verification each time assay results are received from Chemex.

It is RPA's opinion that Mr. Marchand's methods and procedures are consistent with North American industry standards. RPA noted, however, a number of discrepancies regarding the collar co-ordinates and elevations of drill holes, as noted under the separate section of Mineral Resource Estimate below. RPA understands that this is caused by data generated by three separate surveyors employed by Dia Bras. Nevertheless, RPA recommends better verification of exploration data.

12.2 CHECK ASSAYS

During the recent drilling program Dia Bras personnel have taken duplicate samples of split drill core after each 10th sample. This is done in lieu of a regular check assaying program. RPA, however, recommends a program of check assaying be carried out at the Chemex lab as well as at an independent laboratory, as discussed below.

Check assays and quality control-quality assurance (QA/QC) procedures are followed at the Chemex laboratory. These include routine internal check assays by Chemex, as well as duplicate sampling, by Dia Bras. The Chemex duplicate assay data are presented in Figure 12-1 and the Chemex QC results are presente in Figure 12-2. These results show that:

- The copper and zinc assays are within ±10% of the expected values.
- The majority of the gold and silver assays of the standards (both high-grade standards as well as low-grade standards) are within one standard deviation (±1σ) of the mean.

Dia Bras plans to conduct check assays independently at another commercial laboratory. For the current database, however, Dia Bras has not requested routine check assaying of standards or blanks. Instead, Dia Bras geologists have collected duplicate samples after every 10th sample and sending it to Chemex. For quality control RPA recommends that Dia Bras personnel insert control samples of "blank" and "standards" with each batch of regular samples sent to the laboratory. The former (blank) samples may be country rock with no precious metal values, may be inserted after the 10th, 32nd, 54th etc. sample and the latter standard samples of known concentration, say 10 g/t Au, may be inserted after the 21st, 43rd, 65th etc. sample.

This procedure provides a preliminary check on the gold and tungsten concentration of the 10% of the sample population. Both blank and standard samples are numbered consecutively to allow for easier tracking of assay results and for "honest" assaying at the laboratory. The blank samples would resemble regular drill core material. The standard samples, however, are easily recognized because they are smaller in quantity and are already pulverized. This procedure (controls-within-batch) allows ready identification of sample batches for which sample preparation and assaying problems are encountered and the batch can then be rerun.

Copper Duplicates: All Assays


Duplicates Report
Method: ME-ICP41 Analyte: Cu
+/- 10% Precision
Duplicates, Cu, ppm
Originals, Cu, ppm
All Data
DIABRA
CH05061772

Copper Duplicates: Dia Bras Assays


Duplicates Report
Method: ME-ICP41 Analyte: Cu
+/- 10% Precision
Duplicates, Cu, ppm
Originals, Cu, ppm
DIABRA
CH05061772

Zinc Duplicates: All Assays


Duplicates Report
Method: ME-ICP41 Analyte: Zn
+/- 10% Precision
Duplicates, Zn, ppm
Originals, Zn, ppm
All Data
DIABRA
HE05041445

Zinc Duplicates: Dia Bras Assays


Duplicates Report
Method: ME-ICP41 Analyte: Zn
+/- 10% Precision
Duplicates, Zn, ppm
Originals, Zn, ppm
DIABRA
HE05041445

Figure 12-1

Dia Bras Exploration Inc.

Bolivar Project
State of Chihuahua, Mexico
Chemex Check Assays

August 2005 *Source: ALS Chemex, 2005.*

Target: 3.24 g/t Au to 3.74 g/t Au


Quality Control Report
Standard: OXK35 Method: Au-AA23 Analyte: Au
Au, ppm
3.743
3.489
3.235
All Data
DIABRA
HE05041445

Target: 0.60 g/t Au to 0.70 g/t Au


Quality Control Report
Standard: OxE21 Method: Au-AA23 Analyte: Au
Au, ppm
0.707
0.651
0.595
All Data
DIABRA
CH05061773

Target: 52.2 g/t Ag to 64.3 g/t Ag


Quality Control Report
Standard: Pb-106 Method: ME-ICP41 Analyte: Ag
Ag, ppm
64.48
58.25
52.03
All Data
DIABRA
HE05041446

Target: 3.0 g/t Ag to 4.1g/t Ag


Quality Control Report
Standard: G2000 Method: ME-ICP41 Analyte: Ag
Ag, ppm
4.35
3.59
2.83
All Data
DIABRA
HE05041446

Figure 12-2

Dia Bras Exploration Inc.

Bolivar Project
State of Chihuahua, Mexico
Chemex QC Results

August 2005 *Source: ALS Chemex, 2005.*

12.3 INDEPENDENT SAMPLING BY RPA

For this report, RPA collected seven independent samples, two from underground workings and five samples of diamond drill core to confirm the general level of the Chemex laboratory assays, and had them assayed at SGS Laboratories (SGS) in Don Mills, Ontario. RPA also had the density determinations carried out on these samples at SGS. The RPA samples were taken from the remaining half core from two drill holes, and previously marked underground sample locations. The RPA samples confirmed the presence of copper, zinc, lead and silver values at essentially the same order of magnitude as the Chemex laboratory assays. The average density of the seven samples submitted by RPA is 3.42 g/cc. This is the density used in RPA's resource estimate. Table 12-1 provides the sample description and assay results.

Table 12-1 RPA Independent Sampling Results

Dia Bras Exploration Inc. – Bolivar Mine

DDH #	Dia Bras Sample No	RPA Sample No	From (m)	To (m)	Int (m)	% Cu	% Zn	g/t Ag	g/t Au
		70818				**0.64**	**20.53**	**16.7**	**0.11**
		70819				**0.54**	**12.30**	**20.1**	**<0.03**
DIA-08704		**70820**	**43.0**	**44.0**	**1.0**	**5.71**	**27.10**	**51.7**	**<0303**
DIA-08704	440769		43.0	44.0	1.0	7.50	29.80	64.0	0.067
DIA-08704		**70821**	**44.0**	**45.0**	**1.0**	**2.97**	**40.00**	**28.7**	**1.44**
DIA-08704	440770		44.0	45.0	1.0	3.29	36.32	21.3	0.029
DIA-08604		**70822**	**43.0**	**44.0**	**1.0**	**0.21**	**1.85**	**10.4**	**<0.03**
DIA-08604	441037		43.0	44.0	1.0	0.23	2.11	13.3	0.106
DIA-08604		**70823**	**44.0**	**45.0**	**1.0**	**1.37**	**21.14**	**47.4**	**<0.03**
DIA-08604	441038		44.0	45.0	1.0	1.28	21.20	54.0	0.302
DIA-09004		**70824**	**51.0**	**520**	**1.0**	**1.29**	**19.04**	**40.7**	**<0.03**
DIA-09004	441208		51.0	520	1.0	1.91	12.75	86.7	0.136

Source: Dia Bras, 2005.
Note: Samples 70818 is a grab sample from an underground opening of the La Cobriza area and sample 70819 represents Dia Bras underground sample No. 440906 on Sublevel 1870 along the Fernandez Trend.

Table 12-1 shows that the RPA samples confirm the presence of copper, zinc, silver and gold values at similar orders of magnitude as the Chemex laboratory assays. For the five samples with results from both laboratories, the differences are as follows:

- Copper assays: RPA assays are almost consistently lower than Chemex assays, with four of the five samples having lower values in the range from 8.7% to

32.5%, with an average of 18.7%, compared with Chemex assays. Only one RPA sample showed a higher copper value (1.37% Cu compared with 1.28% Cu, a difference of 7%) than the Chemex results.

- Zinc assays: Two of the five RPA samples yielded higher zinc values than the Chemex assays by margins of 10% and 49%, and two samples yielded lower values by margins of 9% and 12.3%. One sample had essentially the same value as the Chemex assay.

- Silver assays: RPA assays are almost consistently lower than Chemex assays, with four of the five samples having lower values in the range from 12.2% to 53%, with an average of 26.5%, compared with Chemex assays. Only one RPA sample showed a higher silver value (28.7 g/t Ag compared with 21.3 g/t Ag, a difference of 34.7%) than the Chemex results.

- Gold assays: Similar to silver assays, RPA gold assays are almost consistently lower than Chemex assays, with four of the five samples having lower values in the order of 100% compared with Chemex assays. Only one RPA sample showed a higher gold value (1.44 g/t Au compared with 0.03 g/t Au, a difference of >100%) than the Chemex results. This is to be expected, especially for low grade gold values.

In RPA's view, the differences in the above values are considered to be due to the variability in metal values between the two halves of the core. RPA also carried out a review of diamond drill logs for a number of holes and cross sections of the Bolivar deposit. RPA considers the drill hole logging and data recording procedures to be in keeping with industry standards.

13 MINERAL RESOURCES

13.1 GENERAL STATEMENT

For this Report, RPA has reviewed the Mineral Resource estimate of the Bolivar polymetallic deposit, as reported by Dia Bras in March 2005. Based on the drill data, RPA also estimated the Mineral Resources of the Bolivar deposit by constructing a block model of the mineralized zones. The RPA resource estimate is in accordance with the Mineral Resource/Reserve Classification as recommended by the CIM Committee on Mineral Resources/Reserves.

The Mineral Resources are estimated using a cut-off grade of 1% Cu and 6% Zn, as reported by Dia Bras in March 2005 for the Bolivar Mine. Based on current metal prices for copper and zinc, as well as expected metal recoveries, this represents a cut-off grade in the order of 3.4% Cu equivalent (Cu Eq).

13.2 DATABASE

The drill core is logged by Dia Bras geologists and information on each hole is compiled containing the lithologic log, descriptive geology, core angles, core diameter, hole inclination and azimuth, percent core recovery record, true thickness calculations and graphic log. The drill hole data are placed in files for each drill hole and stored digitally. Drill hole data, plotted on detailed east-west cross sections (1:500) at approximately 25 m intervals provide the basis for the geological interpretation and estimation of average grades of resource blocks. The underground information is recorded in data books and plotted manually on level plans. All drill core, survey, geological and assay information used for the resource estimate is verified and approved by the Dia Bras geological staff or its internal consultant and maintained as an on-site database.

RPA inspected some of the drill hole files and found them to be in keeping with industry standards. Dia Bras notes that it verifies the database internally, as discussed in a previous section.

13.2.1 DENSITY MEASUREMENTS

RPA understands that systematic density measurements are not made on drill core by Dia Bras staff, and the average value used in the Dia Bras Mineral Resource estimate is calculated from the stoichiometric formulae of the mineral constituents and the average grade of the mineralization (Robyn, 2005).

As part of our due diligence, RPA had density determinations carried out on the seven independent samples assayed at the SGS Laboratories. SGS used its CH125 density measurement technique on crushed rock and the procedure was as follows:

- Pouring into a Specific Gravity burette a solution consisting of equal (1:1) parts of CH_3OH and H_2O and bring it to the 48 ml mark.
- Weighing a 5 g sample and adding it to the solution in the burette.
- Mixing the solution well to free air bubbles.
- Washing down the sides of burette with 10 ml of 1:1 CH_3OH : H_2O.
- Allowing the solution to settle.
- Measuring and recording the difference in volume.

The density is calculated as: Density = [Sample weight (5 g)] / Displaced Volume

The average density of these seven samples submitted by RPA is 3.42 g/cc, as noted above. This is the density used in RPA's resource estimate.

RPA notes, however, that seven samples are not sufficient to provide a reasonable estimate of the average density of the mineralized rock, especially given the high degree of variation in the average grade in the various mineralized lenses. RPA recommends routine density determinations on drill cote at the Dia Bras' Cieneguita exploration camp or at the Chemex laboratory.

13.2.2 ASSAY QUALITY ASSURANCE AND QUALITY CONTROL

All assays used in the Bolivar resource estimate are done at the Chemex laboratory. The procedures for QA/QC of assays are presented, as follows:

- Dia Bras staff insert duplicate samples routinely after every 10th sample.
- In addition, the laboratory check assays are done after every 10th sample.

RPA has reviewed some of the quality assurance/quality control (QA/QC) data generated by the Chemex laboratory and by the Dia Bras exploration staff. RPA is of the opinion that further QA/QC work is required. This would be done by routinely inserting "blank" and "standard" samples with every batch of drill core samples, as discussed under section 12.2 above. RPA recommends the use of two standards, one at a grade of approximately 2% Cu and the other at a grade of approximately 6% Cu. These standards would correspond to the "medium-grade ore" and high-grade ore" respectively. RPA also notes that the head grades of mineralized material treated at the Malpaso mill recently correspond to the grades of these two standards.

13.3 RPA MINERAL RESOURCE ESTIMATE

13.3.1 DATA VERIFICATION

As part of our independent resource estimate, RPA checked the drill hole database provided by Dia Bras. RPA noted a number of errors in data entry related to drill hole coordinates and elevations. These were corrected prior to building the block model of the deposit. RPA also noted a number of inconsistencies in lithologic logging when comparing lithologic data on nearby drill holes on cross sections. In terms of the assay database, RPA noted no errors in data entry.

13.3.2 INDEPENDENT SAMPLING BY RPA

RPA collected a total of seven independent samples from underground workings and diamond drill core to confirm the general level of the Chemex laboratory assays, and had

them assayed at SGS Laboratories (SGS) in Don Mills, Ontario. Results are discussed in a separate section above.

13.3.3 GEOLOGICAL INTERPRETATION AND 3D SOLIDS

RPA plotted the drill holes in the Bolivar database on northeast-southwest drill sections at 25 m intervals. RPA reviewed the Dia Bras interpretation of the mineralized zones based on lithology, structural features and assay levels, with a threshold of approximately 1% Cu or 3% Zn. RPA identified at least twenty-five mineralized lenses within the main grid area (Figure 13-1). These mineralized zones occur mostly within two separate areas of semi-massive sulphide mineralization, known as the Rosario and Fernandez trends, and they are situated within altered limestones (skarns) close to contacts with granodiorite.

RPA notes that many of the twenty-five mineralized lenses are essentially the same as the ones identified by Dia Bras staff. RPA also notes that the drill hole spacing and the geological interpretation are adequate to estimate mineral resources.

GEOLOGICAL MODEL

Mineralization at Bolivar occurs as skarn-type semi-massive to massive sulphide lenses in close proximity to the contact with a granodiorite intrusive body. In general, the orientation of the mineral lenses is also parallel to this lithologic contact. Based on surface drill hole and underground exploration data these mineralized lenses are irregular in shape but oriented en-echelon within the main Rosario Trend. A generalized cross section is shown in Figure 13-2.

WIREFRAME MODELS

RPA developed 3D solids using Gemcom software from the mineralized zone outlines on the cross sections. RPA constructed 3D wireframe models using 3D wobbly polylines that were snapped on to the drill hole intervals. Polylines were created on cross sections. The polylines were joined together using tie lines. At model extremities, polylines were extrapolated for approximately 25 m beyond the last drill hole intercept.

RPA constructed a significant number of smaller wireframe mineralization models for the discontinuous zones. In general, where the zone is not continuous from one cross section to another - a distance of 25 m - then a polygon (square, rectangle or parallelogram) was constructed with a distance of 12.5 m along strike, i.e. half way to the next section. All wireframe solids were validated to ensure that there were no intersections of solids between different lenses.


La Increible
Fernandez Trend
Bolivar Trend
Lens Colour Legend:
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
25
26
27
17b
18b
30

Figure 13-1

Dia Bras Exploration Inc.

Bolivar Deposit
State of Chihuahua, Mexico
3D View
Showing all Mineralized Lenses

August 2005


200
300
400
500
1900 m EL
1850 m EL
1800 m EL
1750 m EL
11
9
7
6
2
3
1
Zinc - Copper Zones
Copper Zones
Andesite
Skarn, Marble & Hornfels
(altered limestones)
Granite
DB04B070
DB04B073
DB04B059
DB04B083
DB04B095
DB04B071
DB04B096
DB04B063
DB04B068
0 10 20 30 40 50
Metres
August 2005
Dia Bras Exploration Inc.
Bolivar Deposit
State of Chihuahua, Mexico
Generalized Vertical Cross Section
(Looking North)

Figure 13-2

UNIVARIATE STATISTICS

Statistics for the drill hole data set within the mineralized zones outlined are presented in Table 13-1 and Figures 13-3 and 13-4.

Table 13-1 Bolivar Deposit, Distribution of Copper and Zinc Assays

Dia Bras Exploration Inc. – Bolivar Project

Copper Assays						Zinc Assays					
Class (%)						Class (%)					
From	To	Count	Mean	Freq. (%)	Cum. Freq. (%)	From	To	Count	Mean	Freq. (%)	Cum. Freq. (%)
0	0.53	501	0.196	40.9	40.9	0	1.54	749	0.29	61.3	61.3
0.53	1.06	275	0.765	22.5	63.4	1.54	3.07	167	2.25	13.7	75.0
1.06	1.59	156	1.310	12.7	76.1	3.07	4.61	86	3.80	7.0	82.0
1.59	2.11	89	1.844	7.3	83.4	4.61	6.15	53	5.30	4.3	86.3
2.11	2.64	55	2.347	4.5	87.9	6.15	7.69	36	6.71	2.9	89.2
2.64	3.17	32	2.896	2.6	90.5	7.69	9.23	28	8.34	2.3	91.5
3.17	3.70	24	3.365	2.0	92.5	9.23	10.76	9	9.97	0.7	92.2
3.70	4.22	10	3.952	0.8	93.3	10.76	12.30	16	11.68	1.3	93.5
4.22	4.76	11	4.520	0.9	94.2	12.30	13.84	12	13.00	1.0	94.5
4.76	5.28	13	4.992	1.1	95.3	13.84	15.37	4	14.23	0.3	95.8
5.28	5.81	9	5.480	0.7	96.0	15.37	16.91	11	15.91	0.9	96.7
5.81	6.34	8	6.119	0.7	96.7	16.91	18.45	3	17.50	0.2	96.9
6.34	6.87	8	6.661	0.7	97.4	18.45	19.99	4	18.84	0.3	97.2
6.87	7.40	7	7.157	0.6	97.0	19.99	21.52	7	21.04	0.6	97.8
7.40	7.92	6	7.650	0.5	97.5	21.52	23.06	3	22.03	0.2	98.0
7.92	8.45	4	8.075	0.3	98.8	23.06	24.60	3	23.37	0.2	98.2
8.45	8.98	1	8.880	0.1	98.9	24.60	26.14	2	25.80	0.2	98.4
8.98	9.51	3	9.267	0.2	99.1	26.14	27.67	1	27.30	0.1	98.5
9.51	10.04	0				27.67	29.21	1	28.70	0.1	98.6
10.04	10.57	3	10.283	0.2	99.3	29.21	30.75	8	29.91	0.7	99.3
10.57	11.10	2	10.900	0.2	99.5	30.75	32.28	2	31.81	0.2	99.5
11.10	11.62	2	11.500	0.2	99.7	32.28	33.82	0			
11.62	12.15	1	11.750	0.1	99.8	33.82	35.36	5	34.57	0.4	99.9
12.15	12.68	1	12.500	0.1	99.9	35.36	36.90	3	35.64	0.2	100.0
12.68	13.21	0				36.90	38.43	3	38.05	0.2	100.0
13.21	13.74	0				38.43	39.97	0			
13.74	14.26	0				39.97	41.51	3	40.51	0.2	100.0
14.26	14.79	1	14.600	0.1	100.0	41.51	43.04	0			
14.79	15.32	1	14.800	0.1	100.0	43.04	44.58	2	43.93	0.2	100.0
15.32	15.85	1	15.850	0.1	100.0	44.58	46.12	1	46.12	0.1	100.0
Total		**1,222**		**100.0**				**1,222**		**100.0**	

Normal Histogram - Copper Assays Mineralized Lenses



Figure 13-3
Frequency Count
431
345
259
172
86
0
1.000
2.000
3.000
4.000
5.000
6.000
7.000
8.000
Cu %

Normal Histogram - Zinc Assays in Mineralized Lenses



Figure 13-4
Frequency Count
720
576
432
288
144
0
3.125
6.250
9.375
12.500
15.625
18.750
21.875
25.000
Zn %

Dia Bras Exploration Inc.

Bolivar Deposit
State of Chihuahua, Mexico

Histogram of Copper and Zinc Assays Values

August 2005

SEARCH STRATEGY AND GRADE INTERPOLATION OF RESOURCE BLOCKS

The resource block is based 2-metre composites of the assay database. A search ellipsoid using a minimum of one and a maximum of ten composites was used to interpolate Cu, Zn, Ag and Au grades into blocks using a single-pass process, and the search ellipse (for each lens) was oriented with a grid north strike along the average dip of the zone, in most cases about 20° to 45° to the northeast. The search ellipsoid used had 50 m radius along strike as well as across strike and 25 m in the down-dip direction. RPA interpolated the block grades by the Inverse distance squared ($1/D^2$) method and block size was 5 m (east-west) by 5 m (north-south) and 2.5 m in the vertical dimension. Grades were interpolated into each of the twenty-five mineralized zones using only composites within each zone.

DILUTION

For the resource blocks defined and as described in the previous section, true widths of mineralized zones are diluted to a minimum width of 2.5 m. If the original true width is less than 2.5 m, dilution is added at zero grade.

BLOCK MODEL VALIDATION

RPA used three methods to validate the block model Mineral Resource estimate. These were:

- Visual inspection and comparison of block grades with composite grades.
- Statistical comparison of composite and block grade distributions.

The results are shown in Table 13-2.

Table 13-2 Basic Statistics of Different Groups of Assay Data				
Dia Bras – Bolivar Deposit				
Assays in lenses only	**% Cu**	**% Zn**	**g/t Au**	**g/t Ag**
Number of samples	1,201	1,201	1,201	1,201
Minimum	0	0	0	0
Maximum	15.85	46.12	11.85	15,000
Mean	1.31	3.14	0.30	56.48
Median	0.706	0.569	0.10	15.00
2 m composites	**% Cu**	**% Zn**	**g/t Au**	**g/t Ag**
Number of samples	669	669	669	669
Minimum	0	0	0	0
Maximum	11.60	42.94	6.00	7,679
Mean	1.28	3.08	0.29	53.20
Median	0.781	1.061	0.05	18.00
2 m composites >1 m	**% Cu**	**% Zn**	**g/t Au**	**g/t Ag**
Number of samples	656	656	656	656
Minimum	0	0	0	0
Maximum	11.60	42.94	6.00	7,679
Mean	1.27	3.01	0.29	53.56
Median	0.782	0.996	0.05	18.00
Block model	**% Cu**	**% Zn**	**g/t Au**	**g/t Ag**
Number of blocks	34,292	34,292	34,292	34,292
Minimum				
Maximum	11.6	37.81	5.13	5,985
Mean	1.21	2.33	0.34	40.14
Median	0.959	0.280	0.153	21.85

Results in Table 13-2 show that:

- Basic statistics for composites with ≥1 m in length and those for 2 m composites are essentially the same, i.e. there are only 13 composites which are less than 1 m in length. These would be partial composites at the edges of the mineralized intersections and the solids in the block model.
- The average grades (mean) and maximum values of the 2-m composites and of the blocks are very similar, i.e. no spurious values as block grades were created based on the 2-m composites.
- In general, there were no discrepancies in the above validation methods.

RPA therefore concludes that its Bolivar deposit block model is valid, reasonable and appropriate for supporting the Mineral Resource estimate.

13.3.4 CUT-OFF GRADE

The resource cut-off grade estimate is based on the break-even grade. This is based on:

- Recent test mining costs at the Bolivar Mine
- Processing costs at the Malpaso plant, and
- Smelter contract with Marc Rich & Co Investment AG.

Based on the above, Dia Bras estimates the US$80 per tonne to be the break-even cost and represent a cut-off grade of 1% Cu and 6% Zn at current prices for these metals (Robyn, 2005).

For the purposes of estimating the resource, RPA has reviewed the Dia Bras cut-off grade based on the approximate prices for copper and zinc, mine production and processing costs and expected recovery in the resource model. RPA has used the copper and zinc recovery factors as reported by Dia Bras. These are based on the recent costs of mining at the Bolivar Mine, and processing costs at the Malpaso mill, for the period February to June, 2005. These are:

- Process plant recovery of 76% for copper and 85% for zinc.

- Concentrate grades: copper concentrate ranging from 25.86% Cu and 8.4% Zn to 29.33% Cu and 11.20% Zn, with an average grade of 27.94% Cu and 9.77% Zn, and zinc concentrate ranging from 54.10% Zn and 2.16% Cu to 58.42% Zn and 12.15%Cu, with an average grade of 57.10% Zn and 2.40% Cu.

- Total direct operating cost (DOC) of US$80 per tonne of mineralized material, including US$16 each (approximate) for mining, processing, development, transportation and for general administration.

- Price of US$1.60 per pound of copper and US$0.58 per pound of zinc.

RPA's estimate of the cut-off grade is presented in Table 13-3 below.

Table 13-3 Calculation of Cut-off Grade
Dia Bras – Bolivar Deposit

Item	Cu	Zn
Mill Recovery (A)	76%	85%
Smelter ratio (NSR/in situ value) (B)	68%	69%
Effective recovery (C=A*B)	52%	59%
Metal Price (US$/lb)	1.60	0.58
Cut-off grade [Cost/(price x recovery)] : lb	96 lb	234 lb
%	4.8%	11.7%
Ratio	1	2.4
Say	1	2.5

Note:
Effective Recovery (allowing for losses in concentrates, smelter charges, penalties etc.
Based on the above, 1% Cu and 6% Zn would be equivalent to 3.4% Cu Eq. (1 + 6/2.5 = 3.4).

RPA concurs with the Dia Bras cut-off grade estimate, as shown in the calculation above. In RPA's opinion, the Dia Bras cut-off grade is appropriate for estimating Mineral Resources.

13.3.5 RPA BLOCK MODEL RESOURCES OF THE BOLIVAR DEPOSIT

Based on our interpretation of the mineralized zones, and using a cut-off grade of 1% Cu and 6% Zn, RPA estimates that the Measured and Indicated Mineral Resources of the Bolivar deposit total some 386,000 tonnes at an average grade of 2.52% Cu, 8.72% Zn, 61.23 g/t Ag and 0.39 g/t Au (Table 13-4). These include approximately 26,700 tonnes of Measured Mineral Resources at an average grade of 1.34% Cu, 7.81% Zn, 31.18 g/t Ag and 0.08 g/t Au, and approximately 360,000 tonnes of Indicated Mineral resources at an average grade of 2.51% Cu, 8.73% Zn, 61.06 g/t Ag and 0.39 g/t Au. Inferred Mineral Resources totaling approximately 17,000 tonnes at an average grade of 2.44% Cu, 10.26% Zn, 15.83 g/t Ag and 0.03 g/t Au are also estimated to be present within the deposit area. There are areas of higher-grade mineralization within the overall Mineral Resources.

RPA notes that due to the nature of the skarn mineralization (irregular lenses) upon completion of the current drilling program, the tonnage and average grade estimates of these resources would likely change.

13.4.4 CLASSIFICATION

RPA has classified the Mineral Resources of the Bolivar deposit into Measured, Indicated, and Inferred categories based on drill hole spacing, assay information from samples collected along underground drifts and cross sections, and apparent continuity of mineralized lenses. The RPA resource classification is in accordance with CIM definitions.

MEASURED MINERAL RESOURCES

Measured Mineral Resources include the volume of mineralized rock mostly within the detailed drill area and between 1810 Level and 1900 Level (5 m above and below the levels), and from Section Line 0 to Line 11S, where the drill hole spacing is about 12.5 m, and underground sampling has been carried out. These are estimated to be in the order of 26,700 tonnes at an average grade of 1.34% Cu, 7.81% Zn, 31.18 g/t Ag and 0.08 g/t Au (Table 13-4).

INDICATED MINERAL RESOURCES

Indicated Mineral Resources extend from the Measured Mineral Resources. This is considered at 25 m along strike from the Measured blocks and to a maximum depth of approximately 200 m where spacing of drill holes is in the order of 50 m or less. Indicated Mineral Resources are also assigned to parts of mineral lenses where drill hole spacing is in the order of 50 m and continuity appears to be reasonably well established, and classification as Indicated Mineral Resource is considered to be justified. Almost 90% of the total Mineral Resources are considered to be Indicated Mineral Resources. These are estimated to be in the order of 360,000 tonnes at an average grade of 2.60% Cu, 8.80% Zn, 63.28 g/t Ag and 0.41 g/t Au (Table 13-4). The bulk of the Indicated Mineral Resources are situated in the Rosario part of the deposit, from the surface to about 200 m below the surface. The Fernandez Trend hosts some 25,000 tonnes at an

average grade of 3.18% Cu, 1.78% Zn, 211.67 g/t Ag and 2.69 g/t Au, and the La Increible Zone host some 10,000 tonnes at an average grade of 5.14% Cu, 4.12% Zn, 138 g/t Ag and 0.09 g/t Au.

INFERRED MINERAL RESOURCES

Inferred Mineral Resources comprise zones which are defined by drill holes, where the spacing of drill holes is greater than 50 m, for the Rosario Trend. About 4% of the total Mineral Resources are estimated to be Inferred Mineral Resources. These are estimated to be in the order of 17,000 tonnes at an average grade of 2.44% Cu, 10.26% Zn, 15.83 g/t Ag and 0.03 g/t Au (Table 13-4). The bulk of the Inferred Mineral Resources are situated in the Bolivar Norte, Bolivar Noroeste and Bolivar Sur parts of the deposit. Some of the Inferred Mineral Resources also constitute the La Increible part of the deposit.

Table 13-4 Mineral Resource Estimate at the 1% Cu and 6% Zn Cut-off Grade						
Dia Bras – Bolivar Deposit						
Rosario Lenses	Category	Tonnes	Grade			
			% Cu	% Zn	g/t Ag	g/t Au
5	Measured	14,800	1.14	8.48	20.81	0.05
6	Measured	500	1.15	6.25	56.67	0.09
7	Measured	11,400	1.61	7.01	43.54	0.13
All Rosario Lenses	**Subtotal Measured**	**26,700**	**1.34**	**7.81**	**31.18**	**0.08**
2	Indicated	100	3.55	0.01	24.66	0.63
4	Indicated	65,700	1.71	6.65	55.67	0.38
5	Indicated	73,100	1.93	9.92	35.67	0.08
6	Indicated	22,600	3.07	4.32	62.20	0.50
7	Indicated	46,200	4.00	10.61	66.32	0.35
8	Indicated	74,200	2.91	12.20	45.65	0.10
9	Indicated	14,400	1.64	11.88	46.26	0.30
10	Indicated	23,100	2.01	10.03	21.93	0.07
11	Indicated	1,600	0.54	14.05	20.00	0
12	Indicated	4,200	3.55	0.02	194.00	1.75
Fernandez	Indicated	24,900	3.18	1.78	211.67	2.69
All Lenses	**Subtotal Indicated**	**350,100**	**2.53**	**8.93**	**61.17**	**0.42**
La Increible						
16	Indicated	2,400	4.20	0.18	36.65	0.05
17	Indicated	100	3.55	0.88	37.88	0.08
18	Indicated	100	2.46	3.57	26.01	0
21	Indicated	5,400	5.97	7.21	207.39	0.13
22	Indicated	1,800	4.14	0.32	80.74	0.05
La Increible	**Indicated**	**9,800**	**5.14**	**4.12**	**138.73**	**0.09**
All Lenses	**Subtotal Indicated**	**359,900**	**2.60**	**8.80**	**63.28**	**0.41**
2	Inferred	1,100	2.09	4.62	37.09	0.12
4	Inferred	5,900	0.16	10.01	7.90	0.02
6	Inferred	600	0.73	7.12	24.64	0.16
7	Inferred	7,500	2.10	14.11	21.24	0.02
12	Inferred	1,900	11.60	0.14	4.00	0
All Lenses	**Subtotal Inferred**	**17,000**	**2.44**	**10.26**	**15.83**	**0.03**

Note:

1. **CIM definitions were followed for the resource estimate.**
2. **Mineral Resources are estimated at a cut-off grade of 1% Cu and 6% Zn an average copper price of US$1.60 per lb and an average zinc price of US$0.58 per lb (3.4% Cu.Eq), and a minimum width of 2.4 m for a mineralized zone.**
3. **Density of mineralized rock is 3.42 t/m^3.**

14 MINERAL PROCESSING AND METALLURGICAL TESTING

14.1 MILL PRODUCTION IN 2005

The Malpaso mill is a nominal 200 tonnes per day flotation plant. Currently, however, it is running at the rate of approximately 100 tonnes per day. The production record for the past six months indicates a current monthly rate of approximately 4,500 tonnes.

Run of mine (ROM) ore is hauled by truck from the Bolivar mine area to the railhead at the village of Bahuichivo – a distance of some 54 km - and dumped. It is then transferred onto railcars by front-end loader and transported to a station close to the Malpaso plant - a distance of some 216 km – where it is dumped and stockpiled in front of the primary crusher or dumped directly into the dump hopper feeding the jaw crusher. The hopper is fitted with a stationary grizzly to limit the top size to the crusher. When required, a front-end loader transfers ore from the accumulated stockpile into the hopper. The primary crusher is operated on a three shift per day, seven days per week schedule. The crusher produces a minus 3/8 in. crushed ore product. The crusher discharge conveyor delivers the crushed ore to the ball mill located near the primary crusher via a belt.

The ground ore is transferred to the flotation circuits. First a copper concentrate is prepared, and the discharge from the first circuit is passed onto the second circuit to prepare a zinc concentrate. The two concentrates are then transferred onto separate thickeners and to separate pads for drying. Upon completion of this process, the Cu and Zn concentrates are transferred to the warehouse for shipment to the port of Manzanillo, and then to the smelter.

RPA understands that the "ROM" actually contains three categories of mineralized material; a "high-grade ore"; a "medium-grade ore"; and a "low-grade ore". Daily

production results indicate that the plant treated a relatively "high to medium-grade ore" during the first week of March 2005, and "low to medium-grade ore" was treated in the latter part of March and April 2005.

The production records for the Malpaso Mill for the five months of February through to June 2005 indicate that:

- Some 17,600 tonnes have been mined, and of these approximately 16,000 tonnes of mineralized material have been processed.
- Average head grade at the mill was 1.86% Cu and 7.34% Zn.
- The grade of the copper concentrate ranged from 25.86% Cu and 8.4% Zn to 29% Cu and 11.20% Zn, with an average grade of 27.94% Cu and 9.77% Zn.
- The grade of the zinc concentrate ranged from 54.10% Zn and 2.16% Cu to 58.42% Zn and 12.15%Cu, with an average grade of 57.10% Zn and 2.40% Cu.
- The average recovery for the copper was 76.29% and 84.50% for the zinc.

The mill has ramped up from the initial rate of some 30 tpd to the current approximately 150 tpd and recent operations have demonstrated that the mill is capable of sustaining a rate of approximately 170 tpd. Mill productivity, however, has been limited by mine production, since only test mining is being carried out at the Bolivar Mine. Nevertheless, Dia Bras plans to increase mine and mill production to approximately 300 tonnes per day.

Metallurgical test work for the mineralized zones at Bolivar was done in the Malpaso laboratory. Metallurgical recovery tests, based on the typical operating conditions in the Malpaso mill, indicate an average recovery of 76.29% for the copper, and an average recovery of 84.50% for the zinc, as noted above. RPA notes, however, that a relatively high percentage of the zinc (13.48%) is retained within the copper concentrate, and an average of 3.54% of the copper is retained within the zinc concentrate.

The Malpaso mill laboratory carries out copper and zinc determinations for the head grade of the mineralized material as well as for the copper and zinc concentrates. The procedure for sampling for head grade is as follows:

- Samples of crushed material after passing through the cyclone are collected every half hour.
- A composite sample is prepared for each shift and the copper and zinc content determined by the wet chemical method at the mill laboratory. The assay procedures are provided in the Appendix.
- A daily average of the three determinations is calculated and recorded.

Dia Bras has provided the list of determinations for the period March 1 to April 12, 2005. RPA notes that:

- A considerable amount of the contained copper (average of 4.34% Cu) was left in tailings during the initial period from March 1 to 10, 2005. This situation was rectified and the copper content of the tailings ranges from 0.08% Cu to 0.89% Cu during the latter part of March 2005 and from April 1 to 18, 2005.
- There is poor correlation between the copper head grade and the grade of the copper in the Cu-concentrate. In fact, there is a better correlation between the copper head grade and the grade of the copper in the Zn-concentrate.
- The average grades are arithmetic averages, since detailed tonnages of mineralized material which is treated at the Malpaso Mill are not available at this time. RPA is of the opinion, however, that the weighted average grades would likely be similar to the arithmetic average since daily amounts of material treated at the mill are similar.
- A relatively high percentage of the zinc (13.48%) is retained within the copper concentrate, and a similarly high percentage of the copper (average of 3.54%) is retained within the zinc concentrate.
- The copper and zinc grades in the tailings reflect copper and zinc head grades.

14.2 CHECK ASSAYS

Since the RPA site visit to the Malpaso mill Dia Bras has initiated a program of check assays on head grades of mineralized material delivered from the Bolivar Mine as well as

the concentrates and the tailings produced at the mill. Check assays were performed at two laboratories. These were:

- The Ensayes y Representaciones Sociedad Anonima (ERSA) Laboratories in the City of Torreón, State of Coahuila. RPA understands that this laboratory specializes in determining the grade of metal concentrates for the mining industry in Mexico, and Dia Bras currently has the grade of the copper and zinc concentrated determined at ERSA prior to shipping to the smelter.

- The Geoquimica de Mexico Laboratories (Geoquimica) in the City of Chihuahua. RPA understands that this laboratory is well known to the mining industry in Mexico and produces reliable results in lower concentrations (head grades) of mineralized material as well as tailings grade material.

Results are presented in Figures 23-32 to 23-35 (Appendix). Review of the check assay results indicate that:

- In terms of head grades:
    - The samples treated at the Malpaso mill fall into three groups, which may represent the low-grade, medium-grade and high-grade mineralization encountered at Bolivar, as follows:
        - A group of sample with average grades in the order of 1% Cu to 2% Cu and 6% Zn.
        - A group of sample with average grades in the order of 1.5% Cu to 3% Cu and 10% Zn to 12% Zn.
        - A group of sample with average grades in the order of 2.5% Cu to 3.5% Cu and 10% Zn to 12% Zn.

    - There is strong positive bias for copper grades in relation to the Malpaso mill compared with the ERSA laboratory (Figure 23-32). The difference in average grades for the month of April ranges from 35.2% to 106.1% with an average difference of almost 70%, i.e. the copper head grades at the Malpaso mill appear to be overestimated.

    - There is good correlation for zinc grades obtained at the Malpaso mill and those at the ERSA laboratory. The difference in average grades for the month of April ranges from -16.0% to +11.6% with an average difference of 0.54%, i.e. the copper head grades at the Malpaso mill appear to be slightly overestimated.

    - There is a similar positive bias for copper grades in relation to the Malpaso mill compared with the Geoquimica laboratory. The difference in average grades for the month of May ranges from 33.3% to 80.0% with an average difference of 61.4%, i.e. the copper head grades at the Malpaso mill appear to be overestimated.

- There is good correlation for zinc grades obtained at the Malpaso mill and those at the Geoquimica laboratory (Figure 23-32). The difference in average grades for the month of May ranges from -0.5% to -9.2% with an average difference of -5.0%, i.e. the zinc head grades at the Malpaso mill appear to be slightly underestimated.

- In terms of the grades for copper concentrates:
  - The values obtained at the Malpaso mill are essentially the same as at the ERSA laboratory, with a very weak positive bias (1.3%) toward Malpaso. The copper grades of the copper concentrates at the Malpaso mill appear to be reliable.

  - There is a moderate negative bias for zinc grades in relation to the Malpaso mill compared with the ERSA laboratory (Figure 23-33). The difference in average grades for the month of April ranges from -26.5% to +0.25% with an average difference of -10.1%, i.e. the zinc grades of the copper concentrates at the Malpaso mill appear to be somewhat underestimated.

  - There is a strong positive bias for copper grades in relation to the Malpaso mill compared with the Geoquimica laboratory. The difference in average grades for the month of May ranges from 29.6% to 36.1% with an average difference of almost 34%, i.e. the copper grades of the copper concentrates at the Malpaso mill appear to be overestimated.

  - There is a weak negative bias for zinc grades in relation to the Malpaso mill compared with the Geoquimica laboratory. The difference in average grades for the month of May ranges from -13.2% to +1.3% with an average difference of -3.1%, i.e. the zinc grades of the copper concentrates at the Malpaso mill appear to be slightly underestimated.

- In terms of the grades for zinc concentrates:
  - There is strong positive bias for copper grades in relation to the Malpaso mill compared with the ERSA laboratory (Figure 23-34). The difference in average grades for the month of April ranges from 64.3% to 86.0% with an average difference of 74.2%, i.e. the copper grades of the zinc concentrates at the Malpaso mill appear to be overestimated.

  - There is a moderate negative bias for zinc grades in relation to the Malpaso mill compared with the ERSA laboratory. The difference in average grades for the month of April ranges from -11.9% to +0.3% with an average difference of -9.2%, i.e. the zinc grades of the zinc concentrates at the Malpaso mill appear to be somewhat underestimated.

- There is a similar strong positive bias for copper grades in relation to the Malpaso mill compared with the Geoquimica laboratory. The difference in average grades for the month of May ranges from 40.5% to 75.1% with an average difference of 64.1%, i.e. the copper grades of the zinc concentrates at the Malpaso mill appear to be overestimated.

- There is a weak negative bias for zinc grades in relation to the Malpaso mill compared with the Geoquimica laboratory. The difference in average grades for the month of May ranges from -2.9% to -6.5% with an average difference of -4.5%, i.e. the zinc grades of the zinc concentrates at the Malpaso mill appear to be slightly underestimated.

- In terms of the grades for the tailings:
  - There is a very strong positive bias for copper grades in relation to the Malpaso mill compared with the ERSA laboratory (Figure 23-35). The difference in average grades for the month of April ranges from -25% to 1,167% with an average difference of almost 525%, i.e. the copper grades of the tailings at the Malpaso mill appear to be overestimated.

  - There is a similar strong positive bias for zinc grades in relation to the Malpaso mill compared with the ERSA laboratory. The difference in average grades for the month of April ranges from almost 21% to 322% with an average difference of 157%, i.e. the zinc grades of the tailings at the Malpaso mill appear to be overestimated.

  - There is a similar strong positive bias for copper grades in relation to the Malpaso mill compared with the Geoquimica laboratory. The difference in average grades for the month of May ranges from 14.3% to 100% with an average difference of almost 54%, i.e. the copper grades of the tailings at the Malpaso mill appear to be overestimated.

  - There is a moderate positive bias for zinc grades in relation to the Malpaso mill compared with the Geoquimica laboratory. The difference in average grades for the month of May ranges from -11.9% to +47.3% with an average difference of 27.5%, i.e. the zinc grades of the tailings at the Malpaso mill appear to be slightly underestimated.

In summary, the recent check assay results indicate that copper head grades for mineralized rock and tailings at the Malpaso mill are to be overestimated. The copper grades of the copper concentrates appear to be reliable. The zinc head grades also appear to be reliable, but the zinc grades for the copper concentrate are somewhat underestimated. In terms of the zinc concentrate, the copper grades also appear to be overestimated and the zinc grades are somewhat underestimated.

RPA recommends a thorough review of the procedures and instruments used for copper determinations at the Malpaso mill laboratory. It may be necessary that new equipment is required to provide more reliable analytical results for head grades as well as for the copper and zinc concentrates.

15 OTHER RELEVANT DATA AND INFORMATION

15.1 MINING ACTIVITIES

Currently, Dia Bras is carrying out test mining operations at Bolivar. This includes extracting mineralized material from old stopes, pillars and development drifts along newly discovered zones. Dia Bras reports that statistics of past mining development are as follows:

- Rosario Trend: 680 m of drifting and fourteen raises on three levels and four sublevels, including three stopes.
- Fernandez Trend: 230 m of drifting and thirteen raises on four levels and six sublevels, including one stope.

The recent production is presented in Table 15-1.

Table 15-1 Mine Production
Dia Bras Exploration Inc.-Bolivar Mine

Month	Tonnes
February	789
March	2,734
April	5,016
May	5,063
June	4,039
Total	**17,641**

Source: Dia Bras, 2005.

RPA notes that for the five months in 2005 the average production grade gradually decreased from 2.51% Cu and 6.43% Zn in February 2005 to 1.68% Cu and 7.10% Zn in June 2005.

15.2 BOLIVAR MINING METHOD

The Bolivar underground mine is developed with four levels and three sublevels driven from four adits at elevations of 1,820 m, 1,848 m, 1,860 m and 1,875 m above the mean sea level on the main Rosario Trend. Additional eight sublevels have been developed along the easterly Fernandez Trend. These are at elevations 1,845 m, 1,845 m, 1,848 m, 1,854 m, 1,869 m, 1,870 m and 1,906 m above the mean sea level. Currently, Dia Bras carries out test mining operations at Bolivar. This includes extraction of "development ore" as well as some mineralized blocks left from earlier mining operations. Mining operations are fully mechanized. Dia Bras reports that the mine equipment is adequate to support the current 100 tonnes per day operation.

The mining methods used at Bolivar are shrinkage as well as long-hole stoping for the primary stopes. Sub-level retreat may also be used for pillar recovery. Stopes will not be backfilled. Development of most mining areas will be both from the top down as well as along the lower level; sill pillars will be left at regular intervals between shrinkage blocks. Dia Bras intends to develop detailed stope layouts, ventilation plans, and rock stability testing, upon completion of a Scoping Study, presently planned for the fourth quarter of 2005.

During the current mining activities, "ore" is transported from the stopes to the No. 4 adit, where 40-tonne trucks are loaded for haulage out of the mine to the Bahuichivo railhead, a distance of some 54 km, and then by rail to the Malpaso processing plant, some216 kilometres away. The Bolivar shaft provides the necessary ventilation to the mine.

15.3 MANPOWER

As of April 15, 2005, the Bolivar Mine and exploration camp at Cieneguita employed 123 people, including temporary contractors, the exploration department, and the Chihuahua office (Banda M., 2005). RPA understands that hourly employees do not belong to any unions.

15.4 ENVIRONMENTAL CONSIDERATIONS

RPA has not carried out a review of the environmental aspects related to the Bolivar Project, either at the old Bolivar mine or at the Malpaso mill.

Dia Bras reports that it operates the Bolivar Mine in compliance with all applicable requirements and reports that it has not received any non-compliance orders by regulators. Under the purchase agreement in 2004, Dia Bras has no obligations for environmental damages caused by the operations prior to that date.

Dia Bras also reports that there have been no environmental problems at the Malpaso mill.

15.5 SMELTER CONTRACTS

Dia Bras plans that the principal commodities that will be produced at the Malpaso mill (copper and zinc concentrates) will be sold to March Rich & Co. Investment AG (Mar Rich), at prices that are subject to the terms of the two contracts between Dia Bras and Marc Rich. These contracts contain commonly known penalties and treatment charges for excessive deleterious material in the concentrates (Marc Rich, 2005).

16 ADJACENT PROPERTIES

There are a number of adjacent properties as defined by NI 43-101, situated around the Bolivar Mine as shown in Figure 16-1. These include:

- Tyler Resources Inc. (Tyler): The Bahuerachi Project, located south of the Bolivar Property, has been explored intermittently by Tyler since 1993 when it was first acquired as a potential heap-leachable near-surface copper oxide deposit. The deposit is hosted by a porphyry complex and the 200 m to 700 m wide mineralization has been outlined over a strike length of some 4,000 m. Three related but distinct domains of mineralization have been recognized within the area described as the main porphyry complex. The first domain consists of low grade, copper mineralization in an enriched oxide blanket within the volcanic and sedimentary rocks hosting the main intrusive complex. The second style of mineralization consists of extensive, high grade breccia and skarn complexes that occur within and on the edges of the main porphyry. The third type of mineralization consists of the low grade, stockwork-type mineralization within the intrusive porphyry itself. Recent exploration results include mineralized intersections of:
    - 0.62% Cu, 1.01% Zn, 2.6 g/t Ag and 0.08 g/t Au over 50 m in Drill Hole BAH-26.
    - 0.72% Cu, 0.39% Zn, 7.8 g/t Ag and 0.05 g/t Au over 97.5 m in Drill Hole 05-RC-18 (Tyler Resources Inc. Press Release of June 9, 2005).

- Exmin Resources Ltd. (Exmin): The Reyna de Oro gold project, a past producer located 29 km west of Batopilas, or some 8 km southwest of the Bolivar deposit, is being explored by Exmin. Epithermal gold mineralization is hosted in a suite of Tertiary andesitic pyroclastic rocks. Mineralization has been traced for more than 1.4 km along strike, and recent results are reported to include drill hole intersections of 0.18 oz/ton Au over 60 ft. (6.17 g/t au over 19.67 m) and 0.40 oz/ton Au over 20 ft. (13.72 g/t Au over 6.56 m) (Exmin Resources Press Release of March 11, 2005 and CCN Matthews News Release of June 27, 2005).


Legend:
Dia Bras Concessions
Other companies Concessions
N
0 1 2 3 4 5
Kilometres
790,000 E
795,000 E
800,000 E
805,000 E
810,000 E
815,000 E
3,017,000 m.
3,012,000 m.
3,007,000 m.
3,002,000 m.
2,997,000 N
DIANA DE ORO
AMPL. EL PINITO
LA NUEVA HERRADURA
CARBONERAS
LA HERRADURA
P.C. #1135 FRAC
P.C. #1135
DIANA DE ORO FRAC. 3
LA ESPERANZA
REYNA DEL COBRE
EL TORERO
EL TOSTON
LA COBRIZA NO. 1
GABRIELA
T.L.
EL ORO Libre
AURIFERO NORTE
AQUILON UNO
DIANA DE ORO FRAC. 1
LA MARAVILLA AURIFERO
DON CHU
EL ROSARIO
YITO
AMPL. LA CURRITA
AMPL. A LA CARIDAD
LA CURRITA
LA PRINCESA
LA CASCADA
SUSANITA
LA REALIZACION
LUZ DE ORO FRAC. 1
EL GALLO
PIEDRAS VERDES
BOLIVAR IV
BOLIVAR III
BOLIVAR
SAN GULLERMO
LA CHAPARRITA
EL CUMBRE
SANTA MARIA
VAL FRAC.
VAL
AMPL. SAN JOSE
SAN JOSE
LA CILICA
VAL I
LA PLATITA
LA MESA
MEZQUITAL
MEZQUITAL FRAC. 2
BUENAVISTA
MEZQUITAL FRAC. 1
MARINERA
MEZQUITAL FRACC. 3
DIANA DE ORO FRAC. 2
EL SAUZAL
LA REYNA DE OROS
LA ESTRELLA
LA REYNA DE ORO
LA METALICA
GLORIA PAN
LUZ DE ORO
MINA NUAVA II
AMPL. BUENAVISTA
ARACELI 2
LA BRIGIDA
July 2005
Figure 16-1

Dia Bras Exploration Inc.

Bolivar Property
State of Chihuahua, Mexico

Regional
Mineral Concessions Map

17 EXPLORATION POTENTIAL

The Bolivar Mine is an old copper-zinc producer and on-going exploration by Dia Bras continues to extend known zones of copper, zinc and gold mineralization along strike of the Rosario Trend as well as the Fernandez Trend, near the Bolivar Adit. Recent drilling and prospecting around the Bolivar mine area has discovered new target areas within zones of skarn-type hydrothermal alteration (Figure 8-1). The most prominent of these are:

- Rosario Sur: The primary target is the extension of the Rosario structure. A significant intersection of 1.14% Cu, 0.06% Zn, 61.35 g/t Ag and 3.08 g/t Au over 4 m in skarns is reported from Drill Hole DB05B128. This intersection is one of the intersections of the No. 2 lens.

- West of Shaft Area: Dia Bras reports similar relatively higher grade intersections of 1.34% Cu, 1.16% Zn and 47 g/t Ag over 26 m in Hole DB04B041 and 0.78% Cu, 0.44% Zn and 17 g/t Ag over 34 m in Hole DB04B044, with abundant magnetite. It is interesting to note that these intersections are close to (within 35 m) the surface, and thus more amenable to possible development by open pit methods in the future.

- Bolivar Noroeste: A cluster of drill holes have intersected sulphide mineralization, which are similar to those along the Rosario Trend, some 200 m north of the Bolivar shaft. Except for a hole oriented due north – thus parallel to the interpreted trend – the relatively copper rich No. 2 lens, however, has not been tested by these holes.

RPA is of the opinion that these new zones are open along strike and warrant further drill testing.

18 CONCLUSIONS

Based on our review of earlier studies and technical reports, history of mining in the area, field observations during the site visits, and interpretation of recent drill results, RPA concludes that:

- There is good potential for economic copper, zinc, silver and gold mineralization on the Bolivar Property, and further exploration work is warranted.
- Despite small-scale mining carried out in the past the property is considered by RPA to be at an advanced exploration stage.
- There are at least two trends of skarn-type Cu-Zn mineralization defined by at least twenty-five mineralized lenses within the property. These are known as the Rosario Trend and Fernandez Trend.
- The mineralized lenses are hosted by altered Cretaceous limestones (marble and hornfels) which exhibit typical skarn-type alteration assemblage, such as magnetite, diopside, epidote and other calc-silicate minerals.
- In general, the mineralized lenses are stacked, although in places discontinuous along strike, but parallel to the contact with the granodiorite pluton which intrudes the limestones.
- The El Rosario Trend is situated some 150 m east of the main gully. Since it is parallel to this gully, it may extend along strike in a north-northwest trend, beyond the area of current drilling.
- The Fernandez Trend is oriented in an east-southeasterly direction, and extends from the old shaft and Adit No. 1 area.
- The mineralized zones are situated along the western slope of the hill (on the eastern side of the central gully).
- Copper stained areas, associated with some of the mineralized zones, are readily seen from the air, with chrysocolla and malachite staining as well as at relatively more resistant skarn outcrops along the eastern flank of the gully.
- The prominent structural feature is the north-northwest trending central gully and a 25 m to 175 m wide by up to 2 km m long alteration zone, which is situated on

the eastern side of the gully, i.e. the area underlain by Late Cretaceous limestones and andesitic rocks.

- Secondary east-southeast and northeast trending structures cut all the rocks in the area and have affected the orientation of the mineralized lenses.

- Mineralized intersections encountered during the current drilling campaign ranged from 0.12% Cu over 3 m to 14.8% Cu over 1 m (with most intersections in a range from 1% Cu to 4% Cu) and 0.11% Zn over 1 m to 38.8% Zn (with most intersections in a range from 3% Zn to 8% Zn).

- A new copper zone has been identified in the southern part of the drill area. This is indicated by an intersection of 1.14% Cu, 0.06% Zn, 61.35 g/t Ag and 3.08 g/t Au over 4 in Hole DB05B128. A similar intersection was encountered in Hole DB05B127, situated 25 m north of Hole DB05B128. These intersections are situated some 550 m to 600 m south of the Bolivar shaft. RPA is of the opinion that this is a new target area and warrants further drill testing. RPA notes that these intersections with relatively high copper values are associated with abundant magnetite in the skarn.

- A similar zone with higher-than-average copper values is present some 125 m west of the Bolivar shaft. This zone has been intersected by two holes with assay results as follows:

    - 1.34% Cu, 1.16% Zn and 47 g/t Ag over 26 m in Hole DB04B041, and
    - 0.78% Cu, 0.44% Zn and 17 g/t Ag over 34 m in Hole DB04B044.

- RPA is of the opinion that this new zone is open along strike and warrants further drill testing.

19 RECOMMENDATIONS

RPA considers the Bolivar Project to be a property of merit and recommends a systematic exploration program including drilling, as follows:

- Detailed continuous chip and/or channel sampling of the mineralized zones encountered in previous mining.

- Interpretation and analysis of topographic lineaments, which may be surface expressions of faults/shear zones, such as the Rosario and Fernandez trends.

- Ground geophysical (magnetometer and IP) surveys to better detect the lithologic contact between the granodiorite intrusive body and the altered sedimentary rocks, as well as to detect potential zones of sulphide mineralization. Since the mineralized lenses are, in general, parallel to this contact, the ground geophysical surveys must be carried out prior to additional surface drilling

- Systematic drill testing of the alteration zone and the mineralized trends east of the central gully. RPA recommends a program in the order of 11,000 m of diamond drilling. This would consist of:
  - Some 2,100 m of diamond drilling (12 holes at 175 m each) to further test along strike the newly discovered Cu-rich zone approximately 125 m west of the Bolivar shaft, on sections 1N, 3N, 9N, 11N, 13N and 15N.
  - Some 6,000 m of diamond drilling (34 holes at 175 m each) to further test along strike the newly discovered Cu-rich zone approximately 600 m south of the Bolivar shaft, on sections 0, 1S, 3S, 17S, 19S, 21S, 23S, 25S, 27S, 31S, 35S, 39S, 45S, 49S, 51S, 55S and 57S.
  - Underground diamond drilling to better outline the mineralized zones intersected along the Rosario and Fernandez trends. Some 3,000 m of drilling (15 stations with 200 m each) are considered for this phase of the program.

- Scoping Study to assess the economic potential of the Bolivar deposit.

RPA estimates a total budget in the order of $2 million for a two-phase program, as follows:

Phase One	
Compilation and conversion of drill hole data into digital format	$40,000
Dewatering and refurbishment of underground workings	$100,000
Surface & underground sampling and assays	$35,000
Ground geophysical (magnetometer and IP) surveys	$50,000
Surface diamond drilling: 8,000 m @$75	$600,000
Underground exploration drift: 300 m @$1,200	$360,000
Underground diamond drilling: 3,000 m @$75	$225,000
Assays and analytical	$200,000
Estimation of Mineral Resources	$35,000
General administration	$240,000
Contingencies	$115,000
Total	**$2,000,000**

RPA notes that the many of the individual items in the above budget (drilling, underground workings, analytical, general administration etc) are based on current costs provided by Dia Bras. RPA also recommends that a Scoping study, as Phase Two work, be carried out upon completion of the recommended drilling program.

20 SOURCES OF INFORMATION

Alvarado, A. D., 2003, Topografia en General; Report for Polo y Ron Minerales, S.A. de C.V., December 10, 2003.

Banda, R.M., 2005, Personal Communication.

Carlos, L.P., 2005, Personal Communication.

Consejo de Recursos Minerales, 2004, Determination of Mineralogical Constituents of Bolivar Samples: Work for Dia Bras Mexicana S. de R.L. de C.V., 2004.

Consejo de Recursos Minerales, 1994, Monografia Geológico-Minera del Estado de Chihuahua, Publicación M-14e, Secretaría de Energia, Minas e Industria Paraestatal, Subsecretaría de Minas, 297 pp.

Dia Bras Exploration Inc., 2003, Miscellaneous Technical Documents, Drill Sections and Assay Results.

Dia Bras Exploration Inc., 2003, Press Releases, November 2003.

Dia Bras Exploration Inc., 2004, Purchase Agreement with Minera Senda de Plata S.A. de C.V. Regarding Bolivar III and Bolivar IV Mineral Concessions, September 10, 2004.

Flores, F.F., 2003, Statement by Notary Public Regarding Legal Status of Dia Bras Mexicana S. de R.L y C.V., December 3, 2003.

Francisco Gold Corp., 2002, Annual Information Form for the Year Ended December 31, 2001; Internal Company Document, May 17, 2002.

Garcia, O.B., 2004, Statement by Notary Public Regarding Legal Status of Sr. Javier Octavio Bencomo Muñoz, July, 9, 2004.

Goodell, P., 2003, Evaluation Report for the Santa Maria & Florida Projects, Batopilas Mining District, State of Chihuahua, Mexico; Report for Dia Bras Exploration Inc., September 2003.

Gosselin, R., 2004, Letter to Sr. Javier Octavio Bencomo Muñoz: Purchase Agreement Between Da Bras Mexicana, S. de R.L. and Sr. Javier Octavio Bencomo Muñoz Regarding Bolivar III and Bolivar IV Mineral Concessions, September 10, 2004.

Marc Rich & Co. Investment AG, 2005, Smelter Contracts for Copper and Zinc Concentrates, with Dia Bras Mexicana S. de R.L. de C.V., 2005.

Martinez, V.M.G., 1983, Informe Geológico Prospecto Piedras Verdes, Municipio Urique, Chihuahua; Report for Mr. Bencomo and Minerales Nacionales de Mexico, S.A., January 4, 1983.

McMillan, R.H., 1997, Report on the Santa Maria Gold Property, Batopilas Area, Chihuahua State, Mexico; Report for Lucero Resources Corp., July 5, 1997.

Meyer, C. and Hemley, J.J., 1967, Wall Rock Alteration, *in* Geochemistry of Hydrothermal Ore Deposits, H.L. Barnes (Ed): Holt, Rinehart and Winston, Inc., 1967, pp. 194-196.

Muñoz, E.F., 2005, Legal Status of Dia Bras Exploration Properties in the State of Chihuahua: Personal Communication, June 2005.

Nofrieta, D. F., 1989, Informe Geológico Area Piedras Verdes por Cobre, Zinc-Plata Municipio de Urique, Chihuahua; Report for Compañía Minera Piedras Verdes, October 1989.

Nichromet Extraction Inc., 2003, Information on Nichromet Extraction Inc.; Information from Company Website, October 22, 2003.

Park, C.F. and MacDiarmid, R.A., 1964, Ore Deposits: W.H. Freeman and Company, 1964, pp. 250-256.

Perez, J.A. de la Cruz, Guzman, E. S. and Duran, H. A. Miramontes, 1994, Informe Geológico – Minero del Lote Piedras Verdes, (Fiemech); Consejo de Recursos Minerales, Gerencia Regional Zona Noreste, Residencia Chihuahua, Internal Report, January 1994.

Rodriguez, J. L., 2003, Report on Santa Maria and

St. Michel, A., 2005, Personal Communication.

Stanton, R.L., 1972, Ore Petrology: McGraw-Hill, Inc., 1972, pp.616-619.

Vargas, J.C. et al, 1994, Monografia Geológico-Minera del Estado de Chihuahua: Consejo de Recursos Minerales, Secretaría de Energia, Minas e Industria Paraestatal, Subsecretaría de Minas, Publicación M-14e, Monografías Geológico-Mineras, 1994.

Velazquez, M. H. and Fragoso, A. S., 1987, Estudio Geológico Minero del Área de Asignación La Florida II, Municipio de Urique, Estado de Chihuahua; Consejo de Recursos Minerales, Residencia Chihuahua, April 1987.

Villegas, R.M., 2005, Personal Communication.

Wilkerson, G., Qinping, D., Llanova, R. and Goodell, P., 1988, Batopilas Mining District, Chihuahua, Mexico; Economic Geology, Vol. 83, pp. 1721-1735.

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21 SIGNATURE PAGE

This report titled "Technical Report on the Bolivar Cu-Zn Project, Mexico" and dated August 28, 2005 was prepared by and signed by the author below:

(Signed & Sealed)

Dated at Toronto, Ontario
August 28, 2005

Hrayr Agnerian, M.Sc.(Applied), P.Geo.
Consulting Geologist
Roscoe Postle Associates Inc.

22 CERTIFICATE OF QUALIFICATIONS

HRAYR AGNERIAN

I, Hrayr Agnerian, M.Sc. (Applied), P.Geo., do hereby certify that:

1. I am the author of this report entitled "Technical Report on the Bolivar Cu-Zn Project, Mexico" and dated August 28, 2005

2. I am a Consulting Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

3. I am a graduate of the American University of Beirut, Lebanon in 1966 with a Bachelor of Science degree in Geology, of the International Centre for Aerial Surveys and Earth Sciences, Delft, the Netherlands, in 1967 with a diploma in Mineral Exploration, and of McGill University, Montréal, Québec, Canada, in 1972 with a Masters of Science degree in Geological Engineering.

4. I am registered as a Professional Geoscientist in the Provinces of Ontario (Reg. No. 0757) and Saskatchewan (Reg. No. 4305), and as a Professional Geologist in the Province of Québec (Reg. No. 302). I am a Member of the Canadian Institute of Mining, Metallurgy and Petroleum, and the Prospectors and Developers Association of Canada, and a Fellow of the Geological Association of Canada.

5. I have worked as a Geologist for a total of 35 years since my graduation. My relevant experience for the purpose of the Technical Report is:
   - Review and report as a consultant on more than seventy mining operations and Projects around the world for due diligence and regulatory requirements
   - District Geologist for a Canadian mining company
   - Project/Exploration Geologist for several Canadian exploration companies.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

7. I am responsible for the overall preparation of the Technical Report, including all sections.

8. I visited the Bolivar Mine on September 11, 2004 and again from April 12 to 15, 2005.

9. I have had no prior involvement with the property that is the subject of the Technical Report, other than a previous site visit in September 2004.

10. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

11. I am independent of the Issuer applying the tests set out in section 1.5 of National Instrument 43-101.

12. I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

13. I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of this Technical Report.

(Signed & Sealed)

Dated at Toronto, Ontario
August 28, 2005

Hrayr Agnerian, M.Sc.(Applied), P.Geo.
Consulting Geologist
Roscoe Postle Associates Inc.

23 APPENDIX

TABLE BOLIVAR MINE AND NEIGHBURING PROPERTIES, SIGNIFICANT MINERALIZED INTERSECTIONS IN DIAMOND DRILL HOLES BY DIA BRAS (2004 – 2005)

Hole No.	Grid co-ordinates			Hole Orientation		Intersection		Average Grade				
	Easting	Northing	Elev. (m)	Azimuth (°)	Incl'n. (°)	From (m)	To (m)	% Cu	% Zn	g/t Ag	g/t Au	Target Area
DIA-002-03	10619.5	9915.6	1920	160	-65	134.0	142.5	1.36	0.15	19.3	0.08	R2
DIA-002-03	10619.5	9915.6	1920	160	-65	196.0	197.0	1.18	0.06	24.6	0.91	R2
DIA-003-03	10715.9	9839.7	2010	233	-65	10.0	19.0	4.91	5.38	144.0	0.10	R2
DIA-003-03	10715.9	9839.7	2010	233	-65	29.0	30.0	2.39	0.25	32.8	0.03	R2
DIA-003-03	10715.9	9839.7	2010	233	-65	42.0	43.0	4.87	0.25	99.2	0.05	R2
DIA-003-03	10715.9	9839.7	2010	233	-65	51.0	58.0	1.15	0.27	19.5	0.00	R2
DIA-003-03	10715.9	9839.7	2010	233	-65	67.0	73.0	0.84	0.12	6.5	0.00	R2
DIA-003-03	10715.9	9839.7	2010	233	-65	88.0	95.0	1.95	0.06	23.3	0.04	R2
DIA-004-03	10386.4	9401.4	1950	198	-60	87.0	97.0	0.62	2.57	17.2	0.03	R2
DIA-005-03	10391.2	9404.7	2012	177	-70	109.0	120.0	1.28	0.02	40.6	0.07	R2
DIA-006-03	9960.0	10329.5	1950	223	-65	27.0	29.0	0.37	4.51	37.3	2.53	R2
DIA-006-03	9960.0	10329.5	1950	223	-65	37.0	43.0	0.80	2.23	34.6	0.23	R2
DIA-007-03	10665.5	9780.2	2005	014	-70	35.0	40.0	0.98	0.35	9.6	0.02	R1
DIA-011-03	9915.9	10253.5	1844	230	-60	268.0	269.0	1.93	0.11	22.5	0.19	R2
DIA-012-03	10719.4	9844.4	2020	120	-70	3.0	4.0	2.17	0.01	928.0	0.27	R2
DIA-012-03	10719.4	9844.4	2020	120	-70	16.0	18.0	1.92	1.17	124.0	0.03	R2
DIA-012-03	10719.4	9844.4	2020	120	-70	47.0	51.0	1.08	0.13	14.8	0.01	R2
DIA-012-03	10719.4	9844.4	2020	120	-70	54.0	60.0	1.12	0.91	26.7	0.02	R2
DIA-012-03	10719.4	9844.4	2020	120	-70	63.0	79.0	0.97	1.16	9.6	0.02	R2
DIA-012-03	10719.4	9844.4	2020	120	-70	85.0	94.0	1.83	0.60	23.3	0.04	R2
DIA-014-03	10720.8	9844.9	2010	090	-60	6.0	9.0	1.18	0.02	104.0	0.10	R2
DIA-014-03	10720.8	9844.9	2010	090	-60	64.0	65.0	1.35	2.15	49.5	0.03	R2
DIA-015-03	10721.8	9846.5	2010		-90	25.0	26.0	2.38	0.18	36.3	0.02	R2
DIA-015-03	10721.8	9846.5	2010		-90	33.0	37.0	3.00	0.34	124.2	0.08	R2
DIA-016-04	9808.1	10188.1	1875	020	-60	19.0	41.0	0.35	1.60	12.5		R2
DIA-016-04	9808.1	10188.1	1875	020	-60	77.0	85.0	0.65		44.2	2.63	R2
DIA-016-04	9808.1	10188.1	1875	020	-60	103.0	110.0	0.26	1.62	30.9	0.26	R2
DIA-018-04	9808.1	10188.1	1875	175	-80	6.0	19.0	0.78		74.4	0.80	R2
DIA-018-04	9808.1	10188.1	1875	175	-80	27.0	51.0	1.60		46.8	0.47	R2
DIA-018-04	9808.1	10188.1	1875	175	-80	63.0	69.0	0.73			0.73	R2
DIA-020-04	9811.1	10191.5	1841	085	-65	13.0	44.0	0.36	1.58	10.2		R2
DIA-021-04	9809.9	10188.6	1875	140	-78	9.0	28.0	0.25	1.63			R2
DIA-023-04	9809.8	10190.6	1875	225	-65	3.0	31.0	0.42	2.33	13.6	0.11	R2
DIA-025-04	9810.9	10190.8	1875	180	-50	3.0	19.0	0.23	1.92	13.6	0.08	R2
DIA-026-04	9811.4	10190.2	1875	327	-62	13.0	39.0	1.10	1.35	13.0	0.50	R2
DIA-026-04	9811.4	10190.2	1875	327	-62	65.0	69.0	0.50		3.0	1.39	R2
DIA-026-04	9811.4	10190.2	1875	327	-62	99.0	116.0	1.06		18.0	1.05	R2
DIA-026-04	9811.4	10190.2	1875	327	-62	129.0	144.0	0.30		6.0	0.06	R2
DIA-026-04	9811.4	10190.2	1875	327	-62	211.0	223.0	0.90		12.4	1.16	R2
DIA-026-04	9811.4	10190.2	1875	327	-62	255.0	266.0	0.50		8.2	0.82	R2
DIA-029-04	9811.4	10190.2	1875	327	-80	11.0	44.0	0.50	0.77	15.4	0.30	R2
DIA-031-04	9807.4	10191.1	1875	360	-65	15.0	35.0	0.42	1.54	10.6	0.16	R2
DIA-032-04	9808.0	10191.2	1875	050	-65	11.0	28.0	0.26	2.61	10.9		R2
DIA-041-04	9880.4	10017.6	1877	270	-54	35.0	61.0	1.34	1.16	47.0	1.04	R1

DIA-044-04	9880.8	10017.7	1877	225	-55	34.0	68.0	0.78	0.44	17.0	0.60	R1
DIA-045-04	10038.6	9793.5	1931	100	-47	67.0	72.0	6.31	31.63	126.0	0.08	R2
DIA-046-04	10169.4	9752.4	1948		-90	78.0	80.0	8.07	38.15	65.4	0.17	R2
DIA-048-04	10038.6	9793.5	1931		-90	29.0	30.0	2.18	11.80	116.0	8.70	R2
DIA-052-04	10140.7	9774.3	1935	268	-48	59.8	62.4	10.40	29.50	369.0	0.76	R2
DIA-052-04	10140.7	9774.3	1935	268	-48	67.0	70.0	5.92	7.69		0.10	R2
DIA-052-04	10140.7	9774.3	1935	268	-48	72.0	73.0	14.80	1.58		0.06	R2
DIA-052-04	10140.7	9774.3	1935	268	-48	81.0	83.0	1.81	11.40		0.06	R2
DIA-054-04	10140.7	9774.3	1935	266	-60	57.0	60.0	8.33	25.63	37.0	0.07	R2
DIA-054-04	10140.7	9774.3	1935	266	-60	78.0	79.0	4.85	23.50	271.0	1.62	R2
DIA-055-04	10140.7	9774.3	1935	266	-75	63.0	65.0	5.11	30.29	37.4	0.15	R2
DIA-055-04	10140.7	9774.3	1935	266	-75	69.0	72.0	5.50	7.75	104.0	0.89	R2
DIA-058-04	10158.6	9974.1	1936		-90	151.0	152.0	10.25	7.31	42.0	0.08	R2
DIA-058-04	10158.6	9974.1	1936		-90	159.0	162.0	2.90	15.85	33.0	0.07	R2
DIA-060-04	10140.7	9774.3	1935	250	-50	52.2	52.8	10.25	35.45	59.7	0.17	R2
DIA-061-04	10183.2	9988.8	1934	240	-60	96.0	105.0	3.60	1.32	250.5	3.16	R2
DIA-061-04	10183.2	9988.8	1934	240	-60	168.8	169.8	7.16	21.90	30.3	0.06	R2
DIA-064-04	10039.0	9924.4	1883		-90	67.0	68.0	3.96	33.89	211.0	0.78	R2
DIA-067-04	10183.2	9988.8	1963	240	-70	159.0	160.0	4.02	18.45	19.3	0.06	R2
DIA-067-04	10183.2	9988.8	1963	240	-70	210.0	211.0	4.49	16.50	112.0	4.65	R2
DIA-070-04	10183.2	9988.8	1963	210	-50	115.0	116.0	6.48	0.04	356.0	3.28	R2
DIA-071-04	10066.5	9858.3	1934	290	-67	38.0	40.0	8.32	3.06	55.4	0.15	R2
DIA-071-04	10066.5	9858.3	1934	290	-67	60.0	62.0	3.70	21.25	19.4	0.04	R2
DIA-071-04	10066.5	9858.3	1934	290	-67	68.0	69.0	3.41	8.50	231.0	0.43	R2
DIA-071-04	10066.5	9858.3	1934	290	-67	81.0	84.0	4.32	18.90	28.0	0.07	R1
DIA-071-04	10066.5	9858.3	1934	290	-67	87.0	88.0	3.22	10.35	245.0	0.87	R1
DIA-071-04	10066.5	9858.3	1934	290	-67	93.0	96.0	2.40	18.10	84.8	0.45	R1
DIA-072-04	10149.8	9850.7	1980		-90	133.5	136.4	7.26	38.80	124.8	0.59	R2
DIA-074-04	10067.9	9861.0	1934		-90	43.0	44.0	4.30	22.32	50.0	0.03	R2
DIA-077-04	9883.5	9988.0	1879	065	-70	71.0	72.0	0.46	18.50	9.9	0.03	R2
DIA-079-04	9883.5	9988.0	1879	090	-70	13.6	16.0	0.17	17.13	6.2	0.02	R2
DIA-083-04	10037.6	9868.5	1915	270	-70	18.2	23.0	4.49	1.74	33.0	0.06	R1
DIA-083-04	10037.6	9868.5	1915	270	-70	28.0	31.0	2.13	7.82	19.8		R1
DIA-085-04	10026.2	9838.4	1919		-90	22.0	23.0	5.62	2.50	35.1	0.07	R2
DIA-085-04	10026.2	9838.4	1919		-90	91.0	92.0	6.83	0.01	50.6	1.12	R2
DIA-086-04	10046.5	9826.0	1932		-90	6.5	8.5	0.77	13.10	39.6	0.18	R2
DIA-086-04	10046.5	9826.0	1932		-90	44.0	45.0	1.28	21.20	54.0	0.30	R2
DIA-086-04	10046.5	9826.0	1932		-90	51.0	53.0	0.51	5.37	42.3	0.18	R2
DIA-086-04	10046.5	9826.0	1932		-90	73.0	74.0	0.93	13.80	9.0	0.02	R2
DIA-090-04	10023.7	9810.0	1927	240	-75	33.0	43.0	0.88	3.48	11.9	0.01	R2
DIA-090-04	10023.7	9810.0	1927	240	-75	47.0	53.0	1.06	12.07	32.5	0.10	R2
DIA-090-04	10023.7	9810.0	1927	240	-75	56.0	58.0	0.16	2.25	8.3	0.15	R2
DIA-091-04	10023.7	9810.0	1927	180	-70	18.0	55.0	1.66	4.92	28.0	0.10	R2
DIA-092-04	10005.7	9802.1	1924		-90	6.0	7.0	0.92	3.54	17.6	0.03	R2
DIA-092-04	10005.7	9802.1	1924		-90	9.0	15.0	4.24	6.19	45.9	0.05	R2
DIA-092-04	10005.7	9802.1	1924		-90	36.0	42.0	2.63	7.83	45.5	0.28	R1
DIA-093-04	10024.5	9781.3	1927		-90	9.0	10.0	0.48	2.45	7.0	0.01	R2
DIA-093-04	10024.5	9781.3	1927		-90	33.0	38.0	3.04	5.98	62.7	0.11	R2
DIA-093-04	10024.5	9781.3	1927		-90	41.0	46.0	1.09	9.65	52.4	0.08	R2
DIA-094-04	10191.9	9793.3	1927	240	-60	103.5	105.5	2.49	14.80	164.7	0.19	R2
DIA-095-04	10069.3	9895.3	1930	240	-60	3.0	6.0	0.12	2.75	5.8	0.03	R2
DIA-095-04	10069.3	9895.3	1930	240	-60	11.0	14.0	0.09	0.80	3.7	0.06	R2
DIA-095-04	10069.3	9895.3	1930	240	-60	38.0	39.0	0.02	8.26	3.5	0.02	R2

DIA-095-04	10069.3	9895.3	1930	240	-60	49.0	54.0	2.41	1.64	31.6	0.02	R2
DIA-095-04	10069.3	9895.3	1930	240	-60	114.0	117.0	0.35	1.91	17.4	0.03	R2
DIA-096-04	10070.1	9895.7	1930	240	-80	6.0	9.0	.74	1.42	16.7	0.04	R2
DIA-096-04	10070.1	9895.7	1930	240	-80	46.0	49.0	0.95	0.96	9.1	0.04	R2
DIA-096-04	10070.1	9895.7	1930	240	-80	62.0	64.0	1.10	8.32	14.4	0.02	R2
DIA-096-04	10070.1	9895.7	1930	240	-80	73.0	74.0	0.24	3.61	6.7	0.02	R2
DIA-096-04	10070.1	9895.7	1930	240	-80	83.0	89.0	0.70	4.98	25.3	0.03	R2
DIA-097-04	10070.0	9878.8	1931		-90	60.0	63.0	2.31	5.64	31.5	0.09	R2
DIA-097-04	10070.0	9878.8	1931		-90	109.0	112.0	0.33	2.15	19.9	0.19	R2
DIA-098-04	10212.1	9909.6	2019		-90	137.0	138.0	0.24	2.17	27.4	0.27	R2
DIA-098-04	10212.1	9909.6	2019		-90	215.0	218.0	3.26	6.08	12.8	0.02	R2
DIA-100-04	10107.5	9757.5	1929	240	-80	35.0	38.0	0.05	3.68	3.5	0.02	R2
DIA-101-04	10212.1	9757.5	2019	240	-65	197.0	198.0	1.93	23.40	28.5	0.02	R2
DIA-102-04	10264.3	9821.0	1966.5		-90	135.0	136.0	0.54	14.05	20.3	0.04	R2
DIA-102-04	10264.3	9821.0	1966.5		-90	148.6	153.6	0.88	8.13	49.9	0.19	R2
DIA-102-04	10264.3	9821.0	1966.5		-90	166.6	174.6	0.84	10.72	58.7	0.43	R2
DIA-102-04	10264.3	9821.0	1966.5		-90	177.5	179.9	0.31	14.16	7.8	0.01	R2
DIA-103-04	10273.1	9874.9	1999.2		-90	130.5	139.5	0.51	3.20	18.8	0.28	R2
DIA-107-04	10103.1	9815.6	1953.3	240	-60	82.0	83.0	4.24	19.70	44.7	0.11	R2
DIA-107-04	10103.1	9815.6	1953.3	240	-60	124.0	128.0	0.80	8.28	19.1	1.16	R2
DIA-108-05	10152.4	9596.8	1995.3		-90	263.0	266.0	0.02	5.65	1.3	0.01	R1

Note: R1: Rosario Lower Package (Cu Zone).
R2: Rosario Upper Package (Zn-Cu Zone).
Source: Dia Bras, 2005.

SAMPLE PREPARATION AND ASSAY QUALITY CONTROL/QUALITY ASSURANCE PROCEDURES AT CHEMEX LABORATORIES

SAMPLE PREPARATION QUALITY SPECIFICATIONS

Standard specifications for sample preparation are clearly defined and monitored. The specifications are as follows:

- Crushing
  > 70% of the crushed sample passes through a 2 mm screen
- Ringing
  > 85% of the ring pulverized sample passes through a 75-micron screen (Tyler 200 mesh)

ANALYTICAL QUALITY CONTROL - BLANKS, REFERENCE MATERIALS AND DUPLICATES

The Laboratory Information Management System (LIMS) inserts quality control samples (reference materials, blanks and duplicates) on each analytical run, based on the rack sizes associated with the method. The rack size is the number of sample including QC samples included in a batch. The blank is inserted at the beginning, standards are inserted at random intervals, and duplicates are analysed at the end of the batch. Quality control samples are inserted based on the following rack sizes specific to the method:

Rack Size	Methods	Quality Control Sample Allocation
20	Specialty methods including specific gravity, bulk density, and acid insolubility	2 standards, 1 duplicate, 1 blank
28	Specialty fire assay, assay-grade, umpire and concentrate methods	1 standard, 1 duplicate, 1 blank
39	XRF methods	2 standards, 1 duplicate, 1 blank
40	Regular AAS, ICP-AES and ICP-MS methods	2 standards, 1 duplicate, 1 blank
84	Regular fire assay methods	2 standards, 3 duplicates, 1 blank

The laboratory staff analyses quality control samples at least at the frequency specified above. If necessary, laboratory staff may include additional quality control samples above the minimum specifications.

All data gathered for quality control samples – blanks, duplicates and reference materials – are automatically captured, sorted and retained in the QC Database.

SAMPLE PREPARATION PACKAGE – PREP-31
STANDARD SAMPLE PREPARATION: DRY, CRUSH, SPLIT AND PULVERIZE

Sample is dried and the entire sample is crushed to better than 70% passing a 2 mm (Tyler 10 mesh) screen. A split of up to 250 grams is taken and pulverized to better than 85% passing a 75 micron (Tyler 200 mesh) screen.

ALS Chemex Method Code	Description
LOG-22	Sample is logged in tracking system and a bar code label is attached.
CRU-31	Fine crushing of rock chip and drill samples to better than 70% of the sample passing 2 mm.
SPL-21	Split sample using riffle splitter.
PUL-31	A sample split of up to 250 g is pulverized to better than 85% of the sample passing 75 microns.

FIRE ASSAY PROCEDURE – AU-AA23 AND AU-AA24
FIRE ASSAY FUSION

Sample Decomposition: Fire Assay Fusion
Analytical Method: Atomic Absorption Spectroscopy (AAS)

A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead.

The bead is digested for ½ hour in dilute nitric acid. Hydrochloric acid is then added and the solution is digested for an additional hour. The digested solution is cooled, diluted to 7.5 ml with demineralized (distilled?) water, homogenized and then analyzed by atomic absorption spectrometry.

International Units:

Routine Code	Rush Code	Element	Sample Weight (g)	Symbol	Detection Limit	Upper Limit
983	991	Gold	30	Au	5 ppb	10,000 ppb
99	1091	Gold	30	Au	0.005 ppm	10 ppm
494	1209	Gold	30	Au	0.005 g/t	10 g/t
3583		Gold	50	Au	5 ppb	10,000 ppb
3584		Gold	50	Au	0.005 ppm	10 ppm
3594		Gold	50	Au	0.005 g/t	10 g/t

American/English Units:

Routine Code	Rush Code	Element	Sample Weight (g)	Symbol	Detection Limit	Upper Limit
877	1977	Gold	30	Au	0.0002 oz/ton	0.3 oz/ton

ASSAY PROCEDURE – ME-AA46
EVALUATION OF ORES AND HIGH GRADE MATERIALS BY AQUA REGIA DIGESTION – AAS

Sample Decomposition: Aqua Regia Digestion
Analytical Method: Atomic Absorption Spectroscopy (AAS)

A prepared sample (0.4 to 2.00 grams) is digested with concentrated nitric acid for one half hour. After cooling, hydrochloric acid is added to produce aqua regia and the mixture is then digested for an additional hour and a half. An ionization suppressant is added if molybdenum is to be measured. The resulting solution is diluted to volume (100 or 250 ml) with demineralized (distilled?) water, mixed and then analyzed by atomic absorption spectrometry against matrix-matched standards.

ALS Chemex Method Code	Element	Symbol	Detection Limit	Upper Limit	Units
As-AA46	Arsenic	As	0.01	30	%
Bi-AA46	Bismuth	Bi	0.001	30	%
Cd-AA46	Cadmium	Cd	0.001	10	%
Co-AA46	Cobalt	Co	0.01	50	%
Cu-AA46	Copper	Cu	0.01	50	%
Fe-AA46	Iron	Fe	0.01	30	%
Pb-AA46	Lead	Pb	0.01	30	%
Mo-AA46	Molybdenum	Mo	0.001	10	%
Mn-AA46	Manganese	Mn	0.01	50	%
Ni-AA46	Nickel	Ni	0.01	50	%
Ag-AA46	Silver	Ag	1.0	1500	ppm
Zn-AA46	Zinc	Zn	0.01	30	%

GEOCHEMICAL PROCEDURE – ME-AA45
ATOMIC ABSORPTION SPECTROSCOPY – AQUA REGIA DIGESTION

Sample Decomposition: Nitric Aqua Regia Digestion
Analytical Method: Atomic Absorption Spectroscopy (AAS)

A prepared sample (0.50 grams) is digested with aqua regia for at least one hour in a graphite heating block. After cooling, the resulting solution is diluted to 12.5 ml with demineralized (distilled?) water, mixed and analyzed by atomic absorption spectrometry. The elements arsenic, cadmium, cobalt, indium, lead, nickel, and silver are background corrected.

ALS Chemex Method Code	Element	Symbol	Detection Limit	Upper Limit	Units
Ag-AA45	Silver	Ag	0.2	100	ppm
As-AA45	Arsenic	As	1	10,000	ppm
Cd-AA45	Cadmium	Cd	0.1	200	ppm
Co-AA45	Cobalt	Co	1	10,000	ppm
Cu-AA45	Copper	Cu	1	10,000	ppm
Fe-AA45	Iron	Fe	0.01	15	%
Mn-AA45	Manganese	Mn	5	10,000	ppm
Mo-AA45	Molybdenum	Mo	1	10,000	ppm
Ni-AA45	Nickel	Ni	1	10,000	ppm
Pb-AA45	Lead	Pb	1	10,000	ppm
Sb-AA45	Antimony	Sb	5	10,000	ppm
Zn-AA45	Zinc	Zn	1	10,000	ppm


Legend:
Overburden
Andesite
Area of fraction
Chip sample
MPV: underground
SPV: surface
Bedding (strike & dip)
Elevation point (m.asl)
Area of altered andesite
(chloritized, epidotized, silicified)
with disseminated Fe, Cu, Zn
Line of Section
(see figure 9)
U/G Workings
Adit
Road
9,980 E
10,000 E
10,020 E
10,020 N
10,000 N
0 2 4 6 8 10
Metres
Figure 23-1
Dia Bras Exploration Inc.
Bolivar Project
State of Chihuahua, Mexico
La Increible Mine
Detailed Geology &
Previous Underground Sampling
August 2005
After: A. Perez de la Cruz of the Consejo de Resoursos Naturales, Mexico, 1996.



Vertical Cross Section B - B'
View Looking NW
Elevation
m.a.s.l.
2125
2120
2115
2110
2105
2100
2095
2090
2085
2080
2075
2070
Zone of fracturing
Altered Andesite
Trace of bedding plane
Area of 1% x m copper mineralization
After: A. Perez de la Cruz of the Consejo de Resoursos Naturales, Mexico, 1996.
0 5 10 15 20 25
Metres
Legend:
Overburden
Andesite: In places altered(chloritized, epidotized, silicified) with dissiminated Fe, Cu, Zn.
Area of 1% x m copper mineralization indicatd from old underground sampling.
Area of underground working.
August 2005

Figure 23-2

Dia Bras Exploration Inc.

Bolivar Project
State of Chihuahua, Mexico

La Increible Mine
Vertical Cross Section B-B'



Sample	Width(m)	Au (g/t)	Ag (g/t)	Pb (%)	Cu (%)	Zn (%)
	1.70					
	1.70	0.00	N/A	0.1	0.5	0.1
324	2.00	0.38	116	0.2	6.2	0.1
325	2.00					
326	2.00	0.23	30	0.3	4.0	0.3
327	1.80	0.30	38	0.3	4.5	0.2
328	2.00	0.30	45	0.3	4.5	0.1
329	1.80	0.16	15	0.3	0.1	0.3
330	1.80	0.15	37	0.3	0.5	0.2
331	1.80	0.30	39	0.2	0.5	0.1
332	1.80	0.25	16	0.2	0.1	0.1
333	1.80	0.13	27	0.3	0.4	0.1
334	1.80	0.10	13	0.4	0.4	0.1
335	1.80	0.12	34	0.3	3.0	0.1
336	1.80	0.11	10	0.2	0.1	0.1
337	1.80	0.30	40	0.3	3.6	0.2
338	1.80	0.40	246	0.3	2.2	0.4
339	1.80	0.35	52	0.2	6.3	0.2
340	1.80	0.20	22	0.2	1.5	0.2
341	2.00	0.12	35	0.3	0.2	0.1
342	2.00	0.08	13	0.2	0.6	0.1
343	1.80	0.30	34	0.2	4.0	0.1
344	2.00	4.35	37	0.3	3.7	0.1
345	1.80	0.15	19	0.2	2.0	0.1
346	2.00	0.18	18	0.3	2.1	0.2
347	2.00	0.18	24	0.1	3.7	0.2
348	2.00	0.24	84	0.2	9.3	0.1
349	2.00	5.00	65	0.2	8.1	0.1
350	2.00	0.08	21	0.2	1.8	0.1
351	2.00	0.12	20	0.3	1.7	0.1
352	2.00	0.00	4	0.2	0.1	0.1
353	2.00	0.00	5	0.1	0.1	0.1
354	1.80	0.10	24	0.2	3.2	0.1
355	1.80	0.12	60	0.2	4.5	0.1

N
Skarn
Sph
Cpy
353
352
Sph
Cpy
Cpy (Tr)
351
350
72°
354
355
Cpy
Sph
329
328
327
326
330
336
341
342
337
335
331
325
72°
343
344
345
346
347
348
349
334
333
332
324
338
339
340
Cpy
Sph
323
322
Malachite
Ca Zn
Cpy
Sph
0 5 10 15 20
Metres
Legend:
Old Underground Workings
Shaft or Pit
Drillhole
Creek
350 Surface Sample
Area of >2% Cu
Fault
Garnetferous Skarn
Malachite
Chalcopyrite & Sphalerite
336 Underground Channel Sample

Figure 23-3

Dia Bras Exploration Inc.

Bolivar Project
State of Chihuahua, Mexico

La Increible Mine
Underground Sampling 1

August 2005

After Nofrieta, 1989



Sample	Width(m)	Au (g/t)	Ag (g/t)	Pb (%)	Cu (%)	Zn (%)
356		0.00	16	0.3	0.1	46.0
357		0.00	5	0.2	0.2	0.3
358		0.05	6	0.2	0.1	0.7
359		0.04	50	0.2	1.6	3.7
1356	1.50	0.25	96	0.7	2.8	1.4
1357	1.50	0.20	80	0.4	7.6	6.1
1358	1.10	0.16	34	0.4	7.1	35.4
1359	1.50	0.12	17	0.9	1.8	4.7
1360	1.10	0.13	15	0.5	1.2	28.8
1361	1.60	0.00	N/A	0.4	0.3	0.8
1362	0.90	0.10	14	0.3	0.1	1.2
1363	1.00	0.00	N/A	0.3	0.1	0.7
376	1.00	N/A	7	0.4	N/A	5.3
390	1.50	N/A	15	0.5	0.6	11.7
391	1.20	0.00	N/A	0.3	0.5	14.5

N
1358
1357
1356
1361
1359
1360
1362
1363
Garnetiferous Skarn
Cpy
Sph
Iron oxides
359
Massive Sphalerite
357
358
356
Massive Sphalerite
Marble
(altered limestone)
390
Copper
oxides
Massive
Sphalerite
376
391
Skarn
Malachite
Legend:
Old Underground Workings
Channel Sample
336
Area of >2% Cu
Garnetferous Skarn
Malachite
Chalcopyrite & Sphalerite
Limestone
August 2005
After Nofrieta, 1989

Figure 23-4

Dia Bras Exploration Inc.

Bolivar Project
State of Chihuahua, Mexico

La Increible Mine
Underground Sampling 2


Legend:
Areas of Copper Mineralization
≥15% x m
≥10% x m to <15% x m
≥5% x m to <10% x m
≥1% x m to <5% x m
Chip sample
MPV: underground
SPV: surface
Bedding (strike & dip)
Elevation point (m.asl)
Area of altered andesite
(chloritized, epidotized, silicified)
with disseminated Fe, Cu, Zn
Overburden
Andesite
Adit
Road
Area of fraction
U/G Workings
Line of Section
(see figure 9)
B
B'
N
9,980 E
10,000 E
10,020 E
10,020 N
10,000 N
0 2 4 6 8 10
Metres
Figure 23-5
Dia Bras Exploration Inc.
Bolivar Project
State of Chihuahua, Mexico
La Increible Mine
Areas of Copper Mineralization
Outlined From Underground Sampling
August 2005
After: A. Perez de la Cruz of the Consejo de Resoursos Naturales, Mexico, 1996.



Legend:
Areas of Mineralization
Area of 1% Cu x m Mineralization
Chip sample
MPV: underground
SPV: surface
Bedding (strike & dip)
Elevation point (m.asl)
Area of altered andesite
(chloritized, epidotized, silicified)
with disseminated Fe, Cu, Zn
9,980 E
10,000 E
10,020 E
10,020 N
10,000 N
Overburden
Andesite
Adit
Road
N
Area of fraction
U / G Workings
Line of Section
(see figure 9)
B
B'
0 2 4 6 8 10
Metres
Figure 23-6
2095
2090
August 2005
After: A. Perez de la Cruz of the Consejo de Resoursos Naturales, Mexico, 1996.
Dia Bras Exploration Inc.
Bolivar Project
State of Chihuahua, Mexico
La Increible Mine
Areas of Copper Mineralization
Outlined From Surface Sampling


Legend:
Areas of Zinc Mineralization
≥10% x m
≥5% x m to <10% x m
≥1% x m to <5% x m
Chip sample
MPV: underground
SPV: surface
Bedding (strike & dip)
Elevation point (m.asl)
Area of altered andesite (chloritized, epidotized, silicified) with disseminated Fe, Cu, Zn
Overburden
Andesite
Adit
Road
U/G Workings
Line of Section
(see figure 9)
Area of fraction
B
B'
N
9,980 E
10,000 E
10,020 E
10,020 N
10,000 N
0 2 4 6 8 10
Metres
2095
2090
August 2005
Figure 23-7
Dia Bras Exploration Inc.
Bolivar Project
State of Chihuahua, Mexico
La Increible Mine
Areas of Zinc Mineralization
Outlined From Surface Sampling
After: A. Perez de la Cruz of the Consejo de Resoursos Naturales, Mexico, 1996.


10200 N
10000 N
SHAFT
9800 N
9600 N
9400 N
9200 N
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 - 100.00
-50 0 50 100 150 200
9800 E
10000 E
10200 E
10400 E
10600 E
10800 E
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-8
Dia Bras Mexicana
Bolivar Project
Planview 1900L
Block Model CuEq Grades


10200 N
10000 N
SHAFT
9800 N
9600 N
9400 N
9200 N
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 - 100.00
-50 0 50 100 150 200
9800 E
10000 E
10200 E
10400 E
10600 E
10800 E
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-9
Dia Bras Mexicana
Bolivar Project
Planview 1890L
Block Model CuEq Grades


10200 N
10000 N
9800 N
9600 N
9400 N
9200 N
SHAFT
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 - 100.00
-50 0 50 100 150 200
9800 E
10000 E
10200 E
10400 E
10600 E
10800 E
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-10
Dia Bras Mexicana
Bolivar Project
Planview 1880L
Block Model CuEq Grades


10200 N
10000 N
9800 N
9600 N
9400 N
9200 N
SHAFT
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 - 100.00
-50 0 50 100 150 200
9800 E
10000 E
10200 E
10400 E
10600 E
10800 E
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-11
Dia Bras Mexicana Bolivar Project Planview 1870L
Block Model CuEq Grades


10200 N
10000 N
SHAFT
9800 N
9600 N
9400 N
9200 N
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 - 100.00
-50 0 50 100 150 200
9800 E
10000 E
10200 E
10400 E
10600 E
10800 E
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-12
Dia Bras Mexicana
Bolivar Project
Planview 1860L
Block Model CuEq Grades


10200 N
10000 N
9800 N
9600 N
9400 N
9200 N
SHAFT
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 - 100.00
-50 0 50 100 150 200
9800 E
10000 E
10200 E
10400 E
10600 E
10800 E

RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-13
Dia Bras Mexicana
Bolivar Project
Planview 1850L
Block Model CuEq Grades


10200 N
10000 N
SHAFT
9800 N
9600 N
9400 N
9200 N
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 - 100.00
-50 0 50 100 150 200
9800 E
10000 E
10200 E
10400 E
10600 E
10800 E
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-14
Dia Bras Mexicana
Bolivar Project
Planview 1840L
Block Model CuEq Grades


10200 N
10000 N
9800 N
9600 N
9400 N
9200 N
SHAFT
9800 E
10000 E
10200 E
10400 E
10600 E
10800 E
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 - 100.00
-50 0 50 100 150 200

RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-15
Dia Bras Mexicana
Bolivar Project
Planview 1830L
Block Model CuEq Grades



10200 N
10000 N
SHAFT
9800 N
9600 N
9400 N
9200 N
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 - 100.00
-50 0 50 100 150 200
9800 E
10000 E
10200 E
10400 E
10600 E
10800 E
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-16
Dia Bras Mexicana
Bolivar Project
Planview 1820L
Block Model CuEq Grades


10200 N
10000 N
9800 N
9600 N
9400 N
9200 N
SHAFT
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 - 100.00
-50 0 50 100 150 200
9800 E
10000 E
10200 E
10400 E
10600 E
10800 E
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-17
Dia Bras Mexicana
Bolivar Project
Planview 1810L
Block Model CuEq Grades


2000 Elev
1900 Elev
1800 Elev
1700 Elev
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
DB04B026
-25 0 25 50 75 100
100
200
300
400
500
600
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Figure 23-18
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 27N
Block Model CuEq Grades


2000 Elev
1900 Elev
1800 Elev
1700 Elev
DB04B037
DB04B030
DB04B031
DB04B026
DB04B016
DB04B006B
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25 0 25 50 75 100
100
200
300
400
500
600
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Figure 23-19
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 25N
Block Model CuEq Grades


2000 Elev
1900 Elev
1800 Elev
1700 Elev
DB04B006A
DB04B006B
DB04B009
DB04B026
DB04B037
DB04B031
DB04B016
DB04B034
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25
0
25
50
75
100
100
200
300
400
500
600
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Figure 23-20
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 23N
Block Model CuEq Grades


2000 Elev
1900 Elev
1800 Elev
1700 Elev
DB04B026
DB04B031
DB04B016
DB04B032
DB04B009
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25
0
25
50
75
100
100
200
300
400
500
600
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-21
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 21N
Block Model CuEq Grades


Figure 23-22
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 19N
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25 0 25 50 75 100
2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600
DB04B036
DB04B013
DB04B020
DB04B021
DB04B018
DB04B025
DB04B031


2000 Elev
1900 Elev
1800 Elev
1700 Elev
DB04B025
DB04B036
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25 0 25 50 75 100
100
200
300
400
500
600
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Figure 23-23
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 17N
Block Model CuEq Grades


2000 Elev
1900 Elev
1800 Elev
1700 Elev
DB04B041
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25
0
25
50
75
100
100
200
300
400
500
600
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-24
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 7N
Block Model CuEq Grades


2000 Elev
1900 Elev
1800 Elev
1700 Elev
DB04B044
DB04B041
DB04B081
DB04B082
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25
0
25
50
75
100
100
200
300
400
500
600
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Figure 23-25
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 5N
Block Model CuEq Grades


2000 Elev
1900 Elev
1800 Elev
1700 Elev
DB04B044
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25 0 25 50 75 100
100
200
300
400
500
600
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Figure 23-26
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 3N
Block Model CuEq Grades


2000 Elev
1900 Elev
1800 Elev
1700 Elev
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
100
200
300
400
500
600
-25
0
25
50
75
100
DB04B079
DB04B056
DB04B077
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-27
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 00
Block Model CuEq Grades


2000 Elev
1900 Elev
1800 Elev
1700 Elev
DB04B056
DB04B053
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25
0
25
50
75
100
100
200
300
400
500
600
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-28
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 1-S
Block Model CuEq Grades

Figure 23-29
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 3-S
Block Model CuEq Grades

RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00

-25 0 25 50 75 100

2000 Elev
1900 Elev
1800 Elev
1700 Elev

100
200
300
400
500
600


2000 Elev
1900 Elev
1800 Elev
1700 Elev
DB04B068
DB04B063
DB04B066
DB04B065
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25
0
25
50
75
100
100
200
400
500
600
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Figure 23-30
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 5-S
Block Model CuEq Grades


2000 Elev
1900 Elev
1800 Elev
1700 Elev
DB04B070
DB04B065
DB04B069A
DB04B059
DB04B068
DB04B063
DB04B061
DB04B067
DB04B058
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25
0
25
50
75
100
100
200
300
400
500
600
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-31
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 7-S
Block Model CuEq Grades



Figure 23-32
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 9-S
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25 0 25 50 75 100
DB04B070
DB04B063
DB04B073
DB04B096
DB04B071
DB04B059
DB04B068
2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600


Figure 23-33
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 11-S
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
DB05B131
DB04B070
DB04B073
DB04B076
DB04B097
DB04B074
DB04B078
DB04B085
DB04B068
2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600
-25
0
25
50
75
100


2000 Elev
1900 Elev
1800 Elev
1700 Elev
DB04B047
DB04B089
DB04B090
DB04B092
DB05B137
DB04B087
DB05B141
DB05B143
DB05B145
DB04B059
DB04B086
DB04B070
DB04B101
DB04B098
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25 0 25 50 75 100
100
200
300
400
500
600
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Figure 23-34
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 13-S
Block Model CuEq Grades


Figure 23-35
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 15-S
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25 0 25 50 75 100
2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600
DB04B051
DB04B072
DB04B080
DB05B141
DB04B048
DB04B093
DB04B091
DB04B052
DB04B049
DB05B144
DB05B143


2000 Elev
1900 Elev
1800 Elev
1700 Elev
DB04B059
DB04B045
DB04B052
DB05B143
DB04B054
DB04B084
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25
0
25
50
75
100
100
200
300
400
500
600
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-36
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 17-S
Block Model CuEq Grades


Figure 23-37
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 19-S
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
DB04B103
DB05B110
DB05B106
DB04B045
DB04B059
DB04B055
DB04B054
DB04B052
DB05B143
DB04B060
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 - 100.00
2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600
-25
0
25
50
75
100



2000 Elev
1900 Elev
1800 Elev
1700 Elev
DB04B060
DB04B055
DB04B057
DB05B105
DB05B138
DB04B094
DB04B100
DB04B088
DB05B109
DB05B118
DB04B102
DB05B123
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25 0 25 50 75 100
100
200
300
400
500
600
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-38
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 21-S
Block Model CuEq Grades


2000 Elev
1900 Elev
1800 Elev
1700 Elev
DB05B138
DB04B050
DB04B062
DB04B046
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25
0
25
50
75
100
100
200
300
400
500
600
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Figure 23-39
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 23-S
Block Model CuEq Grades


2000 Elev
1900 Elev
1800 Elev
1700 Elev
DB05B138DB05B140
DB05B135
DB04B062
DB05B133
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25 0 25 50 75 100
100
200
300
400
500
600
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Figure 23-40
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 25-S
Block Model CuEq Grades

Figure 23-41
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 27-S
Block Model CuEq Grades

RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

2000 Elev
1900 Elev
1800 Elev
1700 Elev

100
200
300
400
500
600

DB05B142
DB05B140

-25 0 25 50 75 100

Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00


2000 Elev
1900 Elev
1800 Elev
1700 Elev
DB05B132
DB05B120
DB05B130
DB05B140
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25
0
25
50
75
100
100
200
300
400
500
600
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-42
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 29-S
Block Model CuEq Grades


2000 Elev
1900 Elev
1800 Elev
1700 Elev
DB05B113
DB05B108
DB05B116
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25
0
25
50
75
100
100
200
300
400
500
600
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-43
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 33-S
Block Model CuEq Grades


2000 Elev
1900 Elev
1800 Elev
1700 Elev
DB05B136
DB05B134
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25 0 25 50 75 100
100
200
300
400
500
600
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Figure 23-44
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 37-S
Block Model CuEq Grades


2000 Elev
1900 Elev
1800 Elev
1700 Elev
DB05B127
DB05B125
DB05B129
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25 0 25 50 75 100
100
200
300
400
500
600
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Figure 23-45
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 39-S
Block Model CuEq Grades


2000 Elev
1900 Elev
1800 Elev
1700 Elev
DB05B128
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25 0 25 50 75 100
100
200
300
400
500
600
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-46
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 41-S
Block Model CuEq Grades



2000 Elev
1900 Elev
1800 Elev
1700 Elev
DB05B122
DB05B114
DB05B118
DB05B111
DB05B115
DB05B117
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25
0
25
50
75
100
100
200
300
400
500
600
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-47
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 43-S
Block Model CuEq Grades


2000 Elev
1900 Elev
1800 Elev
1700 Elev
DB05B112
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25 0 25 50 75 100
100
200
300
400
500
600
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-48
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 45-S
Block Model CuEq Grades


2000 Elev
1900 Elev
1800 Elev
1700 Elev
DB05B126
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25 0 25 50 75 100
100
200
300
400
500
600
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-49
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 47-S
Block Model CuEq Grades


2000 Elev
1900 Elev
1800 Elev
1700 Elev
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25 0 25 50 75 100
100
200
300
400
500
600
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-50
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 49-S
Block Model CuEq Grades


Figure 23-51
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 51-S
Block Model CuEq Grades
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
DB05B124
DB05B121
2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600
-25
0
25
50
75
100


2000 Elev
1900 Elev
1800 Elev
1700 Elev
DB04B005
DB04B004
DB03B002
DB03B001
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25 0 25 50 75 100
100
200
300
400
500
600
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-52
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 57-S
Block Model CuEq Grades


2000 Elev
1900 Elev
1800 Elev
1700 Elev
100
200
300
400
500
600
DB04B004
DB04B005
DB03B002
DB03B001
-25
0
25
50
75
100
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-53
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 59-S
Block Model CuEq Grades

2000 Elev
1900 Elev
1800 Elev
1700 Elev
DB04B005
DB04B019
DB04B017
DB03B002
Legend - CuEq %
0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00
-25 0 25 50 75 100
100
200
300
400
500
600
RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-54
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 61-S
Block Model CuEq Grades

2000 Elev
1900 Elev
1800 Elev
1700 Elev

DB04B017
DB04B019
DB03B002

Legend - CuEq %

0.01 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 4.00
4.00 -100.00

-25 0 25 50 75 100

100 200 300 400 500 600

RPA
ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 23-55
Dia Bras Exploration Inc.
Bolivar Project
Vertical Section 63-S
Block Model CuEq Grades



TSX Venture Exchange - DIB
No. 19 - 2005

DIA BRAS ANNOUNCES CONDITIONAL EXCHANGE APPROVAL OF $4 MILLION PRIVATE PLACEMENT

Montréal, Québec, November 3, 2005 - Dia Bras Exploration Inc. (TSX-V:DIB) announced the conditional approval from the TSX Venture Exchange for a private placement of shares up to a maximum of 20,000,000 common shares at $0.20 per share for a total cash consideration of $4,000,000. The certificates representing these shares will bear a legend indicating the hold period of four (4) months following the closing of the placement. The Company anticipates that 20% of this private placement will be completed by insiders.

The net proceeds of this private placement will be used to improve the Malpaso mill - increasing the capacity by about 10% and improving the recovery and the quality of the copper and zinc concentrates currently being produced. Capital will also be expended on mine development, transportation upgrades and to cover operating expenses while concentrate production increases on the pilot-mining program at the Bolivar mine.

Commencing in November, Dia Bras anticipates processing 7,500 tonnes per month of ore grading a minimum of 2% Cu and 10% Zn. At the same time, the Company will pursue its exploration programs to expand their high grade resources at Bolivar and test skarn-hosted polymetallic targets elsewhere on the property.

About Dia Bras
Dia Bras is a Canadian mining and exploration Company focused on precious and base metals in the State of Chihuahua, northern Mexico. The Company continues exploration and the active development of its two key projects – Bolivar and Promontorio – in the world-renowned Sierra Madre mineral belt. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information, please contact:

Réjean Gosselin
President
(514) 866-6001 ext. 241
rgosselin@diabras.com

or

CHF Investor Relations
Linda Armstrong, Vice President
416-868-1079, Ext 229, linda@chfir.com

If you would like to receive press releases via email please contact info@diabras.com
Please specify "Dia Bras press releases" in the subject line.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements: Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.



TSX Venture Exchange - DIB
No. 18 - 2005

DIA BRAS ANNOUNCES RECORD RESULTS IN OCTOBER FROM ITS PILOT MINING PROGRAM AT BOLIVAR

Montréal, Québec, November 2, 2005 - Dia Bras Exploration Inc. (DIB: TSX-V) is pleased to announce a record month in terms of production and sales of concentrate at its pilot-mining program at the Bolivar mine in Chihuahua Mexico.

During October, the combined zinc and copper concentrate production of 1,212 tons (297 dry metric tons of copper concentrate and 915 dry metric tons of zinc concentrate) resulted in total sales of US$650,000. This represents an increase of 40% versus the monthly results of the production value of the previous three months.

These numbers have been achieved although ore throughput at its Malpaso mill facility was under capacity due to transport problems which were encountered during the month. Corrective measures were immediately taken.

After having increased its mill capacity during the summer, the Company realised its most productive months to date in August and September with respective throughputs of 6,498 and 6,624 tonnes of ore. However, as grades of ore mined during these two months (coming from development ore) were still below expectation, average concentrate production amounted to only 866 tons.

Due to the much higher grade material mined from the Brecha Linda and processed in October (a monthly average of 2.43% Cu and 12.40% Zn), the Company recorded its record month. At the same production rate as the previous two months total production would have exceeded US$900,000.

Recovery is improving and the Company anticipates reaching 85 % for both copper and zinc by the end of the year.

With a plant capacity of 7,500 tonnes per month and benefiting from the high copper and zinc market prices, the Company expects November production and sales results to improve again significantly.

About Dia Bras

Dia Bras is a Canadian mining and exploration Company focused on precious and base metals in the State of Chihuahua, northern Mexico. The Company continues exploration and the active development of its two key projects - Bolivar and Promontorio - in the world-renowned Sierra Madre mineral belt. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information, please contact:

Réjean Gosselin
President
(514) 866-6001 ext. 241
rgosselin@diabras.com

or

CHF Investor Relations
Linda Armstrong, Vice President
416-868-1079, Ext 229, linda@chfir.com

If you would like to receive press releases via email please contact info@diabras.com
Please specify "Dia Bras press releases" in the subject line.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements: *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*



TSX Venture Exchange - DIB
No. 17 - 2005

DIA BRAS RECEIVES FIRST NI 43-101 REPORT ON THE BOLIVAR CU-ZN PROJECT RESOURCE EVALUATION MOVES INTO MEASURED AND INDICATED

Montréal, Québec, November 1, 2005 - Dia Bras Exploration (DIB: TSX-V) is pleased to announce Mineral Resources for the Bolivar deposit. **The Company has received a technical report for the Bolivar Cu-Zn Project, titled "*Technical Report on the Bolivar Cu-Zn Project, State of Chihuahua, Mexico*", dated October 25, 2005. The report was prepared by Hryar Agnerian, M.Sc. (Applied), P.Geo, from Roscoe Postle Associates (RPA) independent Qualified Persons under NI 43-101 standards.**

The complete technical report is available under Dia Bras Exploration on the SEDAR website at www.sedar.com and on Dia Bras' website at www.diabras.com.

The Mineral Resources of the Bolivar deposit are contained predominantly within two mineralized zones, the north trending Rosario Trend and the east trending Fernandez Trend. Both of these trends have been partly outlined by diamond drill holes as well as by underground development.

RPA has estimated the Mineral Resources of the Bolivar deposit using the database from the 133 drill holes which Dia Bras has provided. These drill holes have been completed during 2004.

The Mineral Resources estimate for Bolivar deposit used a cut-off grade based on the approximate average prices for copper and zinc, production cost and expected recovery in the resource model. RPA has used an over-all recovery of approximately 75% for copper and 80% for zinc. This is based on the five month production record (February to June 2005) at the Malpaso mill. RPA has used the production costs as determined by Dia Bras for underground mining at Bolivar. These costs are reported to be similar to other copper-zinc operations of similar scale in Mexico. At a copper price of around US$1.60 /lb. Cu and US$0.58 /lb. Zn, the cut-off grade for the Bolivar deposit resource estimate is calculated as 1.0% Cu and 6% Zn (3.4% Cu Equivalent). RPA recommends that this cut-off grade be used to report Mineral Resources. The Mineral Resources on the Bolivar Deposit are summarized in the following table:

Bolivar Deposit						
			Grade			
Trend	Category	Tonnes	% Cu	% Zn	g/t Ag	g/t Au
Rosario	Measured	26,700	1.34	7.81	31.15	0.08
Rosario	Indicated	325,000	2.48	9.48	49.65	0.25
Rosario	Inferred	17,000	2.42	10.27	15.96	0.03
Fernandez	Indicated	24,900	3.18	1.78	211.67	2.69
Subtotal	Indicated	359,900	2.61	8.79	63.46	0.41
Subtotal	Inferred	17,000	2.44	10.26	15.83	0.03

Notes:

1. CIM Definitions were followed for the resource estimate.
2. Mineral Resources are estimated at a cutoff grade of 1% Cu and 6% Zn, an average copper price of US$1.60 per lb and an average zinc price of US$0.58 per lb, and a minimum width of 2.4 m for a mineralized zone.
3. Density of mineralized rock is 3.42 t/m^3

Exploration Potential

The Bolivar Mine is a past producer of copper-zinc and on-going exploration by Dia Bras continues to extend known zones of copper, zinc, silver and gold mineralization along strike of the Rosario Trend as well as the Fernandez Trend, near the Bolivar Adit. Recent drilling and prospecting around the Bolivar mine area have discovered new target areas within zones of skarn-type hydrothermal alteration. Such a new zone located 125 metres west of the Bolivar shaft returned 1.34% Cu, 1.16% Zn, 47 g/t Ag over 26 meters and 0,78% Cu, 0.44% Zn and 17 g/t Ag over 34 meters in DIA-41 and DIA-44 respectively. A similar zone, cut by DIA-127 and DIA-128 collared 600 meters south of the shaft, returned 1.14% Cu, 0.06% Zn, 61.35 g/t Ag and 3.08 g/t Au over 4 meters.

Rosoe Postel & Associates recommends a systematic exploration program including drilling as well as a scoping study to assess the economic potential of the Bolivar deposit. Drill results will be issued as they become available.

Dia Bras has already initiated such a program and has three drill rigs, two on surface and one underground, testing all the mineralized structures continuously.

About Dia Bras

Dia Bras is a Canadian mining and exploration Company focused on precious and base metals in the State of Chihuahua, northern Mexico. The Company continues exploration and the active development of its two key projects - Bolivar and Promontorio - in the world-renowned Sierra Madre mineral belt. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information, please contact:

Réjean Gosselin
President
(514) 866-6001 ext. 241
rgosselin@diabras.com

or

CHF Investor Relations
Linda Armstrong, Vice President
416-868-1079, Ext 229, linda@chfir.com

*If you would like to receive press releases via email please contact info@diabras.com
Please specify "Dia Bras press releases" in the subject line.*

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements: Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.



TSX Venture Exchange - DIB
No. 16 - 2005

DIA BRAS ANNOUNCES NEW DRILL INTERCEPTS AT BOLIVAR MINE
36.43 g/t SILVER, 2.46% COPPER AND 25.28% ZINC

Montréal, October 18, 2005: **Dia Bras Exploration** (DIB: TSX-V) is pleased to announce additional results of its ongoing drilling program at the Bolivar Cu-Zn project.

Drill Hole DIA-145 is one of several holes drilled in advance of the Company's production stopes to expand the mineralized zone in the immediate mining area. Results from holes DIA-139, DIA-141, & DIA-143 were announced previously. Each of the four (4) holes has penetrated massive sulfide mineralization.

Hole DIA-145 cut 7 metres of 24.51 g/t silver, 1.54% copper and 16.70% zinc including 4 metres averaging 36.43 g/t silver, 2.46% copper and 25.28% zinc within a much longer interval of mineralized skarn, as shown in the table below. This interval is five meters in front of and 25 meters above a current working stope.

Drill hole No.	Segment	From (m)	To (m)	Thickness (m)	Au g/t	Ag g/t	Cu %	Zn %
DIA-145-05	A	33.60	36.00	2.40	0.050	148.94	1.33	8.13
	B	40.00	46.50	6.50	0.309	27.62	0.45	3.40
	C	51.00	70.00	19.00	0.04	12.78	0.74	7.82
	Including	51.00	58.00	7.00	0.069	24.51	1.54	16.70
	and	51.00	55.00	4.00	0.104	36.43	2.46	25.28

"The drill results we just received on Hole DIA-145 and the previously released results on DIA-139, 141 and 143 have confirmed our expectations of a large skarn system rich in copper and zinc. Our NI43-101 report on the Bolivar project to quantify the resource should be available within a few weeks and will be filed on Sedar." said Rejean Gosselin, the Company's President.

Mr. André St-Michel, engineer and Executive Vice-President of Dia Bras, is the qualified person within the meaning of NI43-101. Drill samples were assayed by ALS Chemex Labs Ltd.

/2

About Dia Bras
Dia Bras is a Canadian mining exploration Company focused on precious and base metals in the State of Chihuahua, northern Mexico. The Company continues exploration and the active development of its two key projects - Bolivar and Promontorio - in the world-renowned Sierra Madre mineral belt. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information, please contact:

Réjean Gosselin
President
(514) 866-6001 ext. 241
rgosselin@diabras.com

or

CHF Investor Relations
Linda Armstrong, Vice President
416-868-1079, Ext 229, linda@chfir.com

*If you would like to receive press releases via email please contact info@diabras.com
Please specify "Dia Bras press releases" in the subject line.*

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements: Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.



TSX Venture Exchange - DIB
No. 15 - 2005

DIA BRAS INTERCEPTS 7 METERS OF 6.2% COPPER AND 21.7% ZINC AT BRECHA LINDA

Montréal, October 13, 2005 - Dia Bras Exploration (DIB: TSX-V) is pleased to announce results of its drilling program at the Bolivar Cu-Zn Project. Hole 139 cut 7.0 meters of massive sulphide averaging 6.2% copper and 21.7% zinc.

Drill holes 139, 141 and 143 were drilled in advance of the Company's production stopes to expand the Brecha Linda zone in the immediate mining area. These holes penetrated massive sulphide mineralization within 20 meters of the area currently being mined, demonstrating the continuity of the high-grade copper-zinc zone.

Hole No.		From (m)	To (m)	Thickness (m)	Au g/t	Ag g/t	Cu %	Zn %
DIA-135-05*		52.90	63.60	10.70	0.81	24.33	0.85	26.80
DIA-139-05		52.00	59.00	7.00	0.10	41.80	6.20	21.70
DIA-141-05	Segment A	41.00	47.00	6.00	0.10	15.70	0.60	10.20
	including	41.00	44.00	3.00	0.10	24.90	0.80	19.00
	Segment B	80.00	86.00	6.00	0.10	14.70	0.60	4.80
DIA-143-05	Segment A	51.80	68.00	16.20	0.10	18.50	1.70	15.30
	including	51.80	57.00	5.20	0.15	34.50	2.35	34.50
	including	64.00	68.00	4.00	0.03	22.5	3.80	28.80
	Segment B	89.00	90.00	1.00	0.90	91.00	1.70	19.10

*previously announced

The massive sulphides in these holes are similar to those in Hole 135 drilled 170 meters to the southeast (previously announced 10.7 meters of 26.8% Zn and 0.85% Cu), which the company infers to be the southeastern extension of the Brecha Linda.

"These results demonstrate that the Company has reached the first portion of an extensive copper-zinc mining zone at the Bolivar mine. The grades being produced at our mill are expected to increase significantly as more of the Brecha Linda zone is mined", said Dr. Thomas Robyn, the Company's Chairman and CEO.

Mr. André St-Michel, engineer and Executive Vice-President of Dia Bras, is the qualified person within the meaning of NI43-101. Drill samples were assayed by ALS Chemex Labs Ltd.

About Dia Bras
Dia Bras is a Canadian mining exploration Company focused on precious and base metals in the State of Chihuahua, northern Mexico. The Company continues exploration and the active development of its two key projects - Bolivar and Promontorio - in the world-renowned Sierra Madre mineral belt. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information, please contact:

Réjean Gosselin
President
(514) 866-6001 ext. 241
rgosselin@diabras.com

or

CHF Investor Relations
Linda Armstrong; Vice President
416-868-1079, Ext 229, linda@chfir.com

If you would like to receive press releases via email please contact info@diabras.com
Please specify "Dia Bras press releases" in the subject line.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements: Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.



STATEMENT RELATING TO DIA BRAS OCTOBER 5 PRESS RELEASE

Montréal, October 6, 2005 - Dia Bras Exploration (DIB: TSX-V) reports the following additional information and clarification on the resource disclosure contained in its press release issued yesterday (October 5, 2005).

Brecha Linda
Diamond drilling, underground sampling, and mining/milling data show 150,000-250,000 tonnes of indicated resource averaging 2-3% copper and 12-15% zinc on the accessed portion of Level 1. While the Company has adequate technical data to support these figures, a 43-101 report is in progress that will document this conclusion.

South Bolivar-type copper-magnetite mineralized Zone
Dia Bras has completed 24 diamond drill holes in the South Bolivar-type copper-magnetite skarn mineralization, which show that it averages 20 meters thick and extends over 300 meters N-S and 250 meters E-W. The zone is open to the east, south and north, and additional drilling is expected to extend the area of mineralization. The Company has not completed assay and metallurgical studies on the mineralization, and the economic potential of this deposit is conceptual in nature until these studies are complete. The Company's drill sites are spaced such that the continuity and predictability of the skarn is well demonstrated, and a 43-101 report will document the results.

About Dia Bras
Dia Bras is a Canadian mining exploration company focused on precious and base metals in the State of Chihuahua, northern Mexico. The Company continues exploration and the active development of its two key projects - Bolivar and Promontorio - in the world-renowned Sierra Madre mineral belt. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information, please contact:

Réjean Gosselin
President
(514) 866-6001 ext. 241
rgosselin@diabras.com

or

CHF Investor Relations
Linda Armstrong, Vice President
416-868-1079, Ext 229, linda@chfir.com

If you would like to receive press releases via email please contact info@diabras.com
Please specify "Dia Bras press releases" in the subject line.

Forward-looking statements: Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.



TSX Venture Exchange - DIB
No. 13 - 2005

DIA BRAS CUTS 10.7 METRES OF 26.8% ZINC AT BOLIVAR

Montréal, October 5, 2005 - Dia Bras Exploration (DIB: TSX-V) today announced that hole DIA-135 intersected 10.7 metres grading 26.80% Zn, 0.85% Cu, 24.33 g/t Ag and 0.81 g/t Au.

Drill hole DIA-135 encountered two mineralized sections, an upper section of Bolivar-type Cu-Zn mineralization and a lower section of South Bolivar-type copper-magnetite mineralization:

Hole No.	Segment	From (m)	To (m)	Thickness (m)	Au g/t	Ag g/t	Cu %	Zn %
DIA-135	A	52.90	63.60	10.70	0.81	24.33	0.85	26.80
	B	165.00	177.20	12.20	0.43	42.45	0.91	0.08
	including	165.00	170.30	5.30	1.07	103.78	2.23	0.16

Hole DIA-135 represents a potential major expansion of the Bolivar Mine high grade zones because it demonstrates that alteration and mineralization are continuous over a strike length of at least 800 meters with mineralization open in three directions. Dia Bras continues to conduct surface and underground drilling to expand the mineralized zones at Bolivar.

This is the first hole in the Company's drilling program that has encountered both types of mineralization. The high-grade zinc mineralization in hole DIA-135 is similar to and deemed to be an extension of the higher-grade zones that are currently being extracted in the Brecha Linda zone, which lies 150 meters north of the hole. The second section is typical of the South Bolivar-type copper-magnetite mineralized zone. Offset holes are being drilled to define the hole DIA-135 mineralization and its relation to the Brecha Linda and to the South Bolivar-type copper-magnetite mineralized zone.

Réjean Gosselin, President of Dia Bras said "It has been very exciting for Dia Bras to cut these new zones of mineralization at Bolivar. We are expecting continued success with our drill program at Bolivar and to expanding the high grade copper and zinc to the east, south and north. The NI43-101 report on the Bolivar project will be completed in October."

Brecha Linda
Drilling, development and mining data indicate 148,000 tonnes of mineable material on the accessed portion of Level 1 and the tonnage will increase as the level is developed further across the Brecha Linda zone. This zone is expected to contain up to 250,000 tonnes at 2-3% Cu and 12-15% Zn.

South Bolivar-type copper-magnetite mineralized Zone
Dia Bras has now completed 24 diamond drill holes in the South Bolivar-type copper-magnetite mineralization, which show that it averages 20 meters thick and extends over 300 meters N-S and 250 meters E-W. The zone is open to the east, south and north. The holes outline 5 million tonnes of drill-indicated copper-magnetite skarn and this tonnage is expected to increase as drilling continues. The company is currently conducting tests on the magnetite to determine its market value.

Results of the pilot-mining program at Bolivar
The production at Dia Bras' Mal Paso mill increased to 6,624 tonnes during September and 258 dry metric tons of copper concentrate and 601 dry metric tons of zinc concentrate were produced. Mining has entered the Brecha Linda zone on Level 1, a zone of high grade copper-zinc mineralization that has been a primary target for access during development and ore is being removed from three stopes. Mining also continues on Level 4 from the Foto manto zone. Brecha Linda and Foto ore now being milled has averaged 3.2% Cu and 12.0% Zn.

Acquisition of Mal Paso Mill
In mid-September, Dia Bras Mexicana, a wholly-owned Mexican subsidiary of Dia Bras, has exercised its option to acquire the Mal Paso mill for a total of US$450,000. An amount of US$175,000 has been paid upon signing of the contract and the balance of payments will be US$25,000 per month over the next eleven months.

The capacity of the Mal Paso mill has been increased, since its February start-up, from 100 tpd to 300 tpd at which level it is currently running. The mill is expected to process 7,000 tonnes per month from now on.

Mr. André St-Michel, engineer and Executive Vice-President from the Company, is the qualified person who supervised the exploration program.

Stock option plan
The board of directors has approved, subject to the approval of the shareholders and the regulatory authorities, an increase in the number of common shares reserved for issuance under the stock option plan of the Company. The approved maximum number of 5,900,000 common shares represents approximately 10% of the current number of shares issued and outstanding.

Furthermore, the Board granted a total of 150,000 options to purchase common shares in the Company to three directors and all options have an exercise price of $0.22 and an exercise period of five years.

About Dia Bras
Dia Bras is a Canadian mining exploration company focused on precious and base metals in the State of Chihuahua, northern Mexico. The Company continues exploration and the active development of its two key projects – Bolivar and Promontorio – in the world-renowned Sierra Madre mineral belt. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information, please contact:

Réjean Gosselin
President
(514) 866-6001 ext. 241
rgosselin@diabras.com

or

CHF Investor Relations
Linda Armstrong, Vice President
416-868-1079, Ext 229, linda@chfir.com

If you would like to receive press releases via email please contact info@diabras.com
Please specify "Dia Bras press releases" in the subject line.



TSX Venture Exchange - DIB
No. 42 - 2005


RECEIVED
2006 JUN 19 A 10: 2
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PRESS RELEASE

DIA BRAS: RAISES $1.83 MILLION THROUGH WARRANT EXERCISE

Montréal, September 14, 2005 - Dia Bras Exploration (DIB: TSX-V) announced today that warrant holders have exercised 10,749,225 warrants at $0.17 per share, 98% of the original total. Dia Bras received a total of $1,827,368 (7,767,292 warrants exercised after the year-end 2005 for a total amount of $1,320,439).

The Company said proceeds will be directed primarily towards exploration at the Bolivar property (Cu-Zn), where the pilot mining program has rapidly increased production to 300 tpd (tonnes per day) this year.

The Company now has 59,224,769 shares outstanding.

About Dia Bras
Dia Bras is a Canadian mining exploration company focused on precious and base metals in the State of Chihuahua, northern Mexico. The Company continues exploration and the active development of its two key projects – Bolivar and Promontorio – in the world-renowned Sierra Madre mineral belt. The Company is traded on TSX Venture Exchange, under the symbol "DIB".

For further information please contact:
Réjean Gosselin
President
(514) 866-6001 ext. 241
rgosselin@diabras.com

or

CHF Investor Relations
Linda Armstrong, Vice President
416-868-1079, Ext 229,
linda@chfir.com

Forward-looking statements: Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.



TSX Venture Exchange - DIB
No. 11 - 2005

PRESS RELEASE

DIA BRAS APPOINTS DR. THOMAS L. ROBYN AS CEO AND CHAIRMAN

Montréal, September 6, 2005 - Dia Bras Exploration Inc. (DIB: TSX-V) announced today that it has appointed Thomas L. Robyn, PhD., as Chairman and Chief Executive Officer of the Company. The post of Chairman was formerly held by Philip Renaud, who guided the Company successfully through its early developmental phases.

Réjean Gosselin, Dia Bras President said: "We are delighted to welcome Dr. Robyn, with his extensive international mine exploration and operations background, to the Dia Bras team. Dr. Robyn will oversee the transition of our Bolivar copper-zinc operation in Mexico from the development phase to production. We attained our targeted 350-tonne-per-day production rate during development and we will now access the higher-grade ores anticipated during full-scale production of the pilot mining program."

Mr. Gosselin also noted that Mr. Renaud's "contribution has been invaluable to Dia Bras and its shareholders and we look forward to his continuing input as a member of the Board of Directors."

Dr. Robyn earned his Ph.D., Geology in 1977 from the University of Oregon with a major in Igneous Petrology/Volcanology. He began his career with Anaconda Minerals Company and by 1982 was appointed Anaconda's regional manager in Norway. He has also held top-level positions with several junior companies, and in recent years has advised investment funds with respect to mineral companies. Dr. Robyn's career has been truly international, having overseen projects in such countries as Australia, Ecuador, Greenland, Norway, Liberia, Equatorial Guinea, Guyana and Suriname as well as several states in the US.

The other directors elected by the shareholders at the Annual Meeting of the Company include Messrs. Réjean Gosselin, André St-Michel, Philip Renaud, Robert D. Hirsh and James A. Culver.

Subsequent to the annual meeting of shareholders, in addition to Mr. Robyn, the Board of Directors also appointed, Réjean Gosselin as President of the Company, André St-Michel as Executive Vice-President, Leonard Teoli as Chief Financial Officer and Luce L. Saint-Pierre as Secretary.

Finally, the Board granted a total of 1,150,000 options to purchase common shares in the Company to its directors and 200,000 options to purchase common shares to officers who are not directors of the Company. In addition, 450,000 options to purchase common shares have been granted to employees and two consultants of the Company and its Mexican subsidiaries, 100,000 of which were granted to a consultant in investors' relations. All options have an exercise price of $0.30 and an exercise period of five years

/2

About Dia Bras

Dia Bras is a Canadian mining exploration company focused on precious and base metals in the State of Chihuahua, Mexico. The Company continues exploration and the active development of its two key projects – Bolivar and Promontorio – located in the Sierra Madre precious metal belt. The Company is traded on TSX Venture Exchange, under the symbol "DIB".

- 30 -

For further information on the Company, please visit our website (www.diabras.com) or contact:

Réjean Gosselin, President
(514) 866-6001 (Ext. 241)
rgosselin@diabras.com

or

Cavalcanti Hume Funfer Inc.
Cathy Hume, CEO
(416) 868-1079 (Ext. 231)
cathy@chfir.com

Linda Armstrong, Vice-President
(416) 868-1079 (Ext. 231)
linda@chfir.com



DIA BRAS EXPLORATION INC.

Interim Consolidated Financial Statements

First quarter ended June 30, 2005

(UNAUDITED)

MANAGEMENT DISCUSSION AND ANALYSIS

This management discussion and analysis follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the interim financial statements and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in this MD&A are expressed in Canadian dollars.

This MD&A contains forward-looking statements that express, as at the date of this report, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward looking statements are reasonable, but involve a number of risks and uncertainties and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcome and results may differ materially from those expressed in these forward looking statements and readers should not place undue reliance on such statements.

1.1 DATE:

This Management discussion and analysis for the period ended June 30, 2005 is as of August 26, 2005.

1.2 OVERALL PERFORMANCE:

Dia Bras Exploration Inc. (the "Company") is a mining exploration company with rights and options on 20 properties covering 11,857 hectares in the State of Chihuahua in Mexico.

During the period ended June 30, 2005, all activities of the Company focused on the Bolivar mine project. The Company continued its pilot mining program which generated cash flows from the sale of copper and zinc concentrates from this property. As at June 30th, 2005 total sales of concentrate amounted to CDN$1,6M.

The Company is not considered to be in commercial production since there are no reserves and the economic status of the project has not been established.

Bolivar property:

As mentioned, the Bolivar property remains the main exploration target in the Cieneguita region where the Company has spent to date over $6 million in exploration and development costs, net of sales of concentrate.

The Company continued work to increase the Mal Paso mill capacity, which was brought from 100 to 200 tpd and is now almost at the level expected to be reached by September 2005, 300 tpd. During the last few days, the mill processed an average of 270 tonnes of ore.

This pilot program will provide important production cost data which will be useful at the pre-feasibility study stage. The ore grades during July and August to date have been lower than anticipated at respectively 1.4% and 1.6% for copper and 6.6% and 4.8% for zinc, which had a negative impact on the Company's cash position. The Company intends to finance the development and exploration program at the Bolivar mine and in the Bolivar area with the short term cash flows resulting from the production of copper and zinc concentrate. However, in order to generate sufficient funds to achieve that goal, the Company needs to access, mine and process high grade ore over a few month period before the end of 2005.

Promontorio:

With the actual focus on the Bolivar project, and in order to manage its financial resources, management has decided to stop, on a temporary basis, its exploration effort at Promontorio. However, management still has high expectations concerning the exploration on Promontorio and is looking at strategies to develop this potential as soon as possible.

Outlook :

Base metal, copper and zinc market prices are carrying on their spectacular rise. Copper is currently trading over US$1.70/lb and zinc at around US$0.60/lb. The Company is in an excellent position to benefit from the current high prices.

Management is currently analyzing the results from its pilot mining operation to find the reasons for and solutions to current ore grades and re-target its overall exploration strategy.

The objectives for 2005-2006 remains as follows:

- Increase the Mal Paso mill capacity to 300 tonnes per day by September 2005. (This goal is about to be achieved).
- Mine high grade ore at the Bolivar mine property to generate short term cash flow to finance the exploration and development activities. (The last month of pilot mining has not produced the anticipated higher grades).
- Continue exploration on Bolivar in order to complete the pre-feasibility study.
- Develop a strategy to resume as soon as possible an aggressive exploration program at Promontorio.

1.3 SELECTED ANNUAL INFORMATION:

			Year ended March 31 (Audited)
	2005 $	2004 $	2003 $
Sales	-	-	-
Write-off of mining assets	481,706	-	-
Net loss	2,095,804	1,176,702	685,484
Net loss per share	0.05	0.05	0.07
Total assets	20,668,572	11,910,623	163,164
Working capital	3,649,779	8,139,983	32,241
Cash and cash equivalents	2,954,870	4,707,091	96,747

1.4 RESULTS OF OPERATIONS:

As at June 30, 2005, 15,612 tonnes of ore had been processed at the Mal Paso mill for a total production of 2,601 tonnes of concentrate of copper and zinc. The net sale proceeds amounting to CDN $1.6 M represent 90% of the estimated value of the delivered concentrates. The remaining 10% is invoiced when the final terms of the transaction are confirmed.

As at June 30, 2005, the Company had ore and concentrate inventories evaluated at $256,975. During pre-commercial production phase, all income from the pilot-mining program is accounted for as a deduction against deferred exploration expenses on the balance sheet.

1.5 SUMMARY OF QUARTERLY RESULTS:

Quarter ended	Net loss	Net loss per share
	$	$
June 30, 2005	337,432	0.01
March 31, 2005	496,456	0.01
December 31, 2004	1,201,814	0,02
September 30, 2004	254,940	0.01
June 30, 2004	142,594	0.01
March 31, 2004	521,083	0.02
December 31,2003	540,914	0.03
September 30, 2003	124,270	0.01

Until the quarter ended September 30, 2003, the Company had very limited activities. Corporate costs were maintained at their minimal level. The last exploration program had been performed during 2002 on the diamondiferous Wawa properties.

In that quarter, the Company began to evaluate the exploration potential of certain available Mexican properties. Following the acquisition of the first properties (Santa Maria and San Jose) in July 2003, the Company benefited from a revival of the industry marked by increasing base and precious metal prices and a better access to capital market. Between September and December of 2003, the Company raised over $12 million through private placement financings to initiate the first exploration program in Mexico. With the availability of funds, the Company could increase personnel and consulting assistance in management and promotional activities.

Beginning in fiscal 2003-2004, the results include the cost attributed to options granted and vested which represent an important non monetary item on the Consolidated Statement of Operations.

During the period ended June 30, 2005, the Company incurred a loss of $337,432 ($0,01 per share) compared to a loss of $142,594 ($0.01 per share) in 2004. This loss includes a stock-based compensation non cash cost of $54,474 and a unrealized loss on currency exchange of $97,488 on monetary items in Mexico. All other costs are corporate related expenses.

The increase in administrative expenses is due to the increase in personnel. The Company also increased its promotion and investor relation activities. During the quarter the Company completed a Canadian financial tour to promote the Company's activities and projects.

1.6 LIQUIDITY:

As at June 30, 2005, the Company has a working capital of $1,822,837 including $971,251 in cash and cash equivalent compared to $ 3,649,779 as at March 31, 2005, including $2,954,870 in cash and cash equivalent.

During the quarter, the Company raised $58,250 following the exercise of 342,647 warrants.

As at June 30, 2005, sales tax and other receivables amount to $1,268,157 and are mostly comprised of Mexican recoverable input tax credit. The Company expects total recovery of the tax credit shortly. The Company is regularly monitoring with local Mexican IRL authorities as the tax credit represents an important source of funds.

In order to help its financial position, the Company negotiated with the buyer of its concentrate a revolving facility in the amount of US$500,000. The facility will be revolved up to 3-4 times (August/September/October/November) and full amount must be repaid in December 2005. A

holding certificate for 6,000 dry metric tonnes of zinc/copper ores was issued in the name of the financing bank. Reimbursement is made in form of copper and zinc concentrates starting in September 2005. Financial costs will be absorbed by a US$1.00 per ton increase of treatment charges of the next 30,000 tonnes of zinc concentrate delivered.

Current liabilities include the obligation related to the plant under capital lease which is paid at the rate of US$5.00 per tonne of ore processed.

1.7 CAPITAL RESOURCES:

The availability of funds depends on the capital markets. The main source of financing of the Company is the issuance of equity shares. The Company is confident that, by continuing to demonstrate the quality of its properties, it will continue to be able to finance the development of its projects.

As at June 30, 2005, there were 28,782,752 warrants outstanding expiring between September 2005 and November 2006 at an average exercise price of $0.97, which represent a potential source of financing of approximately $27.9 million. The Company expects to receive $1.2 million from the exercise of all the remaining $0.17 warrants before the end of September 2005. Since June 30, 2005, 407,600 warrants have been exercised at a price of $0,17 for an aggregate amount of $69,292.

The Company expects to self-finance its exploration and development effort with the cash flow generated from its pilot-mining program at the Bolivar property.

Financial commitment:

The Company's financial commitments are as follow:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is equally divided among the three companies.
- Capital lease agreement for the use of a crushing plant and treatment mill at a cost of US$5.00 per tonne (minimum of 2,500 tonnes per month).

In order to exercise its various options on the properties, the Company will have to make the following payments:

2005-2006	$US565,000
2006-2007	$US507,500
2007-2008	$US400,000
2008-2009	$US350,000
2009-2010	$US3,000,000

1.8 OFF-BALANCE:

The Company did not enter into any off balance sheet arrangement.

1.9 RELATED PARTY TRANSACTIONS:

During the period ended June 30, 2005, companies controlled by officers of the Company charged consulting fees amounting to $110,193 (2004 - $68,200), including $102,000 capitalized to deferred exploration expenses (2004 - $65,140). There is no balance owing to these companies as at June 30, 2005.

During the three-month period ended June 30, 2004 a company controlled by a director of the Company charged $2,235 for sample analysis (nil in 2005).

The related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

1.10 PROPOSED TRANSACTIONS:

The Board of directors has approved the increase of the maximum number of shares reserved for issuance under the Stock Option Plan to 5,100,000, representing approximately 10% of the issued and outstanding shares. This increase will be submitted to the approval of the shareholders at the annual meeting on August 30, 2005.

The Company is in the process of changing its financial year end to December 31 to coordinate accounting and reporting with its Mexican subsidiaries which have a statutory December year end.

1.11 CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION:

There were no changes in accounting policies

1.12 INSTRUMENTS FINANCIERS ET AUTRES:

The Company does not use financial or other instruments.

1.13 OTHER REQUIREMENTS IN THE MANAGEMENT DISCUSSION AND ANALYSIS:

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Analysis of cost and deferred exploration expenses

	Three month period ended June 30, 2005 (unaudited) $	Three month period ended June 30, 2004 (unaudited) $
Balance at beginning of period	10,197,775	2,552,001
Property acquisition and related costs	74,555	9,619
Sampling	34,129	35,784
Geology consulting	72,346	140,904
Geophysical survey	24,738	68,905
Drilling and development	602,412	321,178
Pilot-mining	377,938	-
Supervision and local administrative costs	471,069	149,487
Transportation	797,105	133,436
Roads	18,617	101,235
Camp costs	103,167	-
Capitalized amortization of exploration building and equipment	245,588	29,518
Stock compensation costs	38,392	29,295
	2,860,056	1,019,361
Inventory and concentrate net sale proceeds	(1,199,523)	-
	1,660,533	1,019,361
Balance at end of the period	11,858,308	3,571,362

(ii) National instrument 51-102 – Section 5.4

Disclosure of Outstanding Securities as at August 26, 2005

Common shares: **52,208,124**

Warrants (each warrant entitles the holder to purchase one common share of the Company at the *exercise price indicated until expiry date)*: **28,375,152**

Number of warrants	Exercise price	Expiry date
7,267,420	$0.17	2005 September
1,406,250	$0.84	2005 October
2,779,445	$0.94	2005 November
4,919,969	$2.50	2005 December
12,002,068	$0.90	2006 November

Options outstanding: **3,046,250**

Number of options	Exercise price	Expiry date
6,250	$0.15	2008 February
1,180,000	$0.85	2008 October
40,000	$1.30	2009 January
1,320,000	$0.75	2009 August
500,000	$0.75	2010 February

1.14 RISK AND UNCERTAINTIES:

Business risk:

The exploration for and development of mineral deposits involve significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are in the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

The Company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company operations.

Foreign exchange rate risk:

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. It buys its currencies based on its exploration budget.

Interest rate risk:

The Company's tax and other receivables and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents bear interest at variable rates.

NOTICE TO READERS OF THE UNAUDITED INTERIM FINANCIAL STATEMENTS:

The unaudited interim financial statements of Dia Bras Exploration Inc. for the three-month period ended June 30, 2005 have not been reviewed by the Company's external auditors.

RÉJEAN GOSSELIN, PRÉSIDENT AND CHIEF EXECUTIVE OFFICER

LEONARD TEOLI, CHIEF OF FINANCIAL OPERATIONS

MONTRÉAL, QUÉBEC
AUGUST 26, 2005

Dia Bras Exploration Inc.
Consolidated Balance Sheets
(unaudited)

	As at June 30 2005 (unaudited)	As at March 31 2005 (audited)
	$	$
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	971,251	2,954,870
Short-term deposit, maturing August 31, 2005, bearing interest at 1.5% per annum	15,000	15,000
Sales tax and other receivables	1,268,157	1,011,872
Ore and concentrate inventory	256,975	220,600
Temporary investment (note 5)	228,333	246,667
Prepaid expenses	43,733	8,819
	2,783,449	4,457,828
Property, plant and equipment (note 6)	12,297	14,027
Mining assets (note 7)	17,468,218	15,819,615
Deferred costs – Advance on royalty payment (note 8)	350,000	350,000
Intangible asset – Licence (note 9)	20,853	27,102
	20,634,817	20,668,572
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	516,812	289,749
Obligation related to asset under capital lease	443,800	518,300
	960,612	808,049
SHAREHOLDERS' EQUITY		
Share capital (note 10)	20,855,001	20,782,703
Warrants (note 11)	6,151,727	6,165,776
Deficit	(8,805,988)	(8,468,556)
Contributed surplus (note 13)	1,473,466	1,380,600
	19,674,206	19,860,523
	20,634,817	20,668,572

Dia Bras Exploration Inc.

Consolidated Statements of Operations and Deficit
(unaudited)

	Three-month period ended June 30	
	2005 (unaudited)	2005 (unaudited)
	$	$
INCOME		
Interest income	14,812	39,803
Unrealized gain on exchange	-	24,206
	14,812	64,009
EXPENSES		
Administrative expenses	109,686	81,462
Professional and consulting fees	2,886	9,463
Information to shareholders and trustee fees	38,355	20,360
Promotion expenses	23,042	49,467
Stock-based compensation costs (note 12)	54,474	45,821
Amortization of property, plant and equipment	1,730	-
Amortization of intangible asset – licence	6,249	-
Write-down of temporary investment	18,334	-
Unrealized loss on exchange	97,488	-
	352,244	206,603
Net loss for the period	(337,432)	(142,594)
Deficit – Beginning of the period	(8,468,556)	(5,780,742)
Share and warrant issue expenses	-	(807)
Deficit – End of the period	(8,805,988)	(5,924,143)
Basic and diluted net loss per share	(0,01)	(0,01)
Basic and diluted weighted average number of outstanding shares	51,571,790	36,086,035

Dia Bras Exploration Inc.

Consolidated Statements of Cash Flows

(unaudited)

	Three-month period ended June 30,	
	2005 (unaudited)	2004 (unaudited)
	$	$
CASH FLOWS FROM		
OPERATING ACTIVITIES		
Net loss for the period	(337,432)	(142,594)
Adjustments for		
Agent income - sub-licencing fee	-	-
Stock-based compensation costs	54,474	45,821
Amortization of property, plant and equipment	1,730	-
Amortization of intangible asset - licence	6,249	-
Write-down of temporary investment	18,334	-
	(256,645)	(96,773)
Changes in non-cash working capital items (note 15)	(172,718)	99,936
	(429,363)	3,163
FINANCING ACTIVITIES		
Share capital issued (note 10)	58,249	450,167
Share and warrant issue expenses	-	(807)
	58,249	449,360
INVESTING ACTIVITIES		
Decrease in short-term deposit	-	3,500,000
Acquisition of property, plant and equipment	(140,234)	(465,424)
Purchase of intangible asset - licence	-	(50,000)
Increase in mining assets	(1,469,977)	(960,548)
	(1,610,211)	2,024,028
Translation adjustments on cash and cash equivalents	(2,294)	-
crease (decrease) in cash and cash equivalents during the period	(1,983,619)	2,476,551
Cash and cash equivalents - At beginning of the period	2,954,870	4,707,091
Cash and cash equivalents - At the end of the period	971,251	7,183,642

1 Nature of operations

The Company was incorporated under the Canada Business Corporations Act on April 11, 1996.

The Company has options to acquire interests in mining properties located in the Chihuahua District of Mexico which are presently at the exploration stage. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development, as well as future profitable production or alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

At the Bolivar mine property, the Company began a pilot-mining program as part of a prefeasibility study.

The Company has taken reasonable measures, in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers, and title may be affected, among other things, by undetected defects.

2 Basis of presentation and significant accounting principles

Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and use the same accounting policies and methods used in the preparation of the Company's most recent annual financial statements with the exception of the policy on intangible asset as described below. All disclosure required for annual financial statements have not been included in these financial statements. Therefore these statements should be read in conjunction with the March 31, 2005 audited financial statements.

Basis of consolidation

The consolidated financial statements of the Company include the accounts of the Company and of its wholly owned foreign subsidiaries, Dia Bras Mexicana S de R.L. de C.V., Servicios de Mineria de la Sierra S de R.L. de C.V., Nichromex S. de R.L. de C.V., Asesores Administrativos y Recursos Humanos S. de R.L. de C.V. and Perforaciones Mineras Ram S.A.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances and short-term liquid investments with original maturities of three months or less.

Temporary investment

The temporary investment is recorded at the lower of cost and quoted market value.

Ore and concentrate inventory

Ore and concentrate inventory is recorded at the lower of cost and net realizable value.

Property, plant and equipment

Office equipment is recorded at cost and depreciated over its estimated useful life using the straight-line method over a three-year period.

Mining assets

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, exploration building and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

Costs and deferred exploration expenses

Exploration costs are deferred until the economic viability of the project has been established, at which time costs are added to mining properties, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from concentrate inventory sold from pilot mining before commencement of commercial production is shown as a reduction of related deferred exploration expenses.

Exploration building and equipment

The exploration building and equipment are recorded at cost.

Amortization of the exploration building and equipment is capitalized as deferred exploration expenses when related to a specific project. Amortization is computed using the following methods and rates or period:

	Method	Rate/Period
Building	Declining balance	10%
Equipment and rolling stock	Declining balance	30%
Computers and office furniture	Straight-line	3 years

Supplies inventory

Supplies inventory is recorded at the lower of cost and replacement value.

Deferred costs – Advance on royalty payment

Deferred costs in reference to the Nichromet licence are recorded at cost. They will be expensed as royalty payments when mineral production on properties covered by the agreement begins, on the basis of a 1% net smelter return royalty, or written off if the technology covered by the Nichromet licence is lost for non-performance.

Intangible asset – Licence

The licence is accounted for at cost and is amortized using the straight-line method over its finite useful life of two years.

Stock option plan and stock-based compensation costs

Effective April 1, 2003, the Company applied the fair value method to account for options granted to its employees, officers, directors and consultants. Any consideration paid on exercise of stock options is credited to share capital. The stock-based compensation cost is stated as per the periods of option acquisition. The contributed surplus resulting from the stock-based compensation is transferred to the declared share capital when the options are exercised.

Foreign currency translation

Foreign currency

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the year-end exchange rates. Other assets and liabilities as well as items from the consolidated statements of operations are translated at the rates of exchange in effect on each transaction date. Gains and losses on translation are included in income.

Foreign operations

The Company's subsidiaries are considered to be integrated. As a result, the subsidiaries' accounts are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical rates. Revenues and expenses are remeasured at the average rate for the period. Gains and losses resulting from remeasurement are reflected in the consolidated statement of operations.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the accounting and tax bases of assets and liabilities using enacted income tax rates expected to be in effect in the fiscal year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets when it is more likely than not that some or all of such assets will not be realized.

Share and warrant issue expenses

Share and warrant issue expenses are accounted for in the year in which they are incurred and recorded as an increase in deficit in the year in which the shares are issued.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the weighted average number of shares outstanding during the year based on the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities.

The diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the stock options and other dilutive securities.

Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk-free interest rate.

3 Financial Instruments

Fair value

The Company has determined the estimated fair value of its financial instruments based on estimates and assumptions. The actual results may differ from those estimates and the use of different assumptions or methodologies may have material effects on the estimated fair value amounts.

The fair value of cash and cash equivalents, short-term deposit, sales tax and other receivables and accounts payable and accrued liabilities is comparable to their carrying value due to the relatively short period to maturity of the instruments.

Interest rate risk

The Company's sales tax and other receivables and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable rates.

4 Business acquisition

In June 2004, the Company acquired 100% of the shares of Perforaciones Mineras Ram S.A. for a cash consideration of $150,000. The transaction was recorded using the purchase method whereby the purchase price was allocated to the machinery and equipment based on their estimated fair value at the date of the transaction. This company is currently inactive.

5 Temporary investment

	June 30, 2005 (unaudited)	March 31, 2005 (audited)
	$	$
Ecu Silver Mining Inc. ("Ecu Silver") 916,666 Common shares quoted market value	228,333	246,667

Acting as sub-licensing agent for Nichromet Extraction Inc. ("Nichromet") in Mexico (note 8), in October 2004 the Company signed an agreement with Ecu Silver for the acquisition by Ecu Silver of the right to use the Nichromet technology for its mining projects in Mexico in consideration for 1,000,000 common shares, of which 500,000 will be issued when production begins, and a 1.5% net smelter royalty ("NSR"). The total consideration is shared equally with Nichromet. As such, only 250,000 common shares have been recorded as income in the amount of $92,500 in the consolidated statement of operations using the fair market value, at the transaction date, of the common shares received from Ecu Silver.

As part of this transaction, the Company made a private placement of $200,000 in consideration for 666,666 units of Ecu Silver, each unit comprising one common share and one common share purchase warrant entitling its holder to subscribe to one common share of Ecu Silver at a price of $0.39 until August 10, 2006. The proceeds of the private placement will be used by Ecu Silver for the installation of a metallurgical laboratory to test samples using the Nichromet technology. Moreover, the Company will have the right to use the metallurgical laboratory, and any pilot plant that may be built subsequently, at cost plus 10%.

6 Property, plant and equipment

	June 30, 2005 (unaudited)			March 31, 2005 (audited)
	Cost	Accumulated amortization	Net	Net
	$	$	$	$
Canada				
Office equipment	20,757	8,660	12,097	14,207

7 Mining assets

	June 30, 2005 (unaudited)	March 31, 2005 (audited)
	$	$
Costs and deferred exploration expenses (a)	11,858,308	10,197,775
Exploration building and equipment (b)	4,409,219	4,561,913
Supplies inventory	821,300	773,960
Deposits on future mining assets	379,319	285,967
	17,468,218	15,819,615

a) Costs and deferred exploration expenses

	Costs		Deferred exploration expenses		Total	
	June 30 2005 (unaudited)	March 31 2005 (audited)	June 30 2005 (unaudited)	March 31 2005 (audited)	June 30 2005 (unaudited)	March 31 2005 (audited)
	$	$	$	$	$	$
Mexique						
(District de Chihuahua)						
Bolivar Project (options)						
Mine Bolivar (i))	1,223,855	1,223,855	6,024,945	4,505,523	7,248,800	5,729,378
Piedras Verdes (ii))	226,175	226,175	2,072,362	2,072,362	2,298,537	2,298,537
Santa Maria (iii))	133,495	133,495	269,657	269,657	403,152	403,152
San José (iii))	74,864	74,864	271,504	271,504	346,368	346,368
El Cumbre	43,449	43,449	110,987	110,987	154,436	154,436
Mezquital	23,336	23,336	99,105	99,105	122,441	122,441
La Cascada	8,282	8,282	133,577	133,577	141,859	141,859
Val	2,560	2,560	100,928	100,928	103,488	103,488
Other	23,682	23,682	33,714	33,714	57,396	57,396
Promontorio Project (options)						
Promontorio and Hidalgo (iv))	135,702	61,147	785,389	718,832	921,091	779,979
El Magistral (v))	60,741	60,741	-	-	60,741	60,741
	1,956,141	1,881,586	9,902,168	8,316,189	11,858,309	10,197,775

	Three-month period ended June 30, 2005 (unaudited)	Year-ended March 31, 2005 (audited)
	$	$
Costs and deferred exploration expenses		
Balance at beginning of period	10,197,775	2,552,001
Costs and deferred exploration expenses		
Property acquisition and related costs	74,555	1,493,588
Sampling	34,129	415,509
Geology consulting	72,346	633,696
Geophysical survey	24,738	122,515
Drilling and development	602,412	2,665,572
Pilot mining	377,938	335,393
Supervision and local administrative costs	471,069	647,934
Transportation	797,105	946,510
Road	18,617	187,761
Camp costs	103,167	133,306
Capitalized amortization of exploration building and equipment	245,588	356,161
Stock compensation costs (note 12)	38,392	410,135
	2,860,056	8,348,080
Write-off of mining assets ((vi) and (vii))	-	(481,706)
Concentrate inventory and net sale proceeds	(1,199,523)	(220,600)
	1,660,533	7,645,774
Balance at the end of period	11,858,308	10,197,775

Mexico

i) Bolivar mine

In August 2004, the Company entered into a commercial agreement with the owners of the Bolivar mine property (Bolivar III and Bolivar IV(iii)). The agreement provides for the acquisition by the Company of 100% of the Bolivar mine property for a consideration of US$1.2 million payable over a two-year period. The remaining payments are as follows:

	$US
2005 September	162,500
2006 March	162,500
2006 September	162,500

ii) Piedras Verdes

During the year ended March 31, 2004, the Company entered into an option agreement whereby the Company would acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. The remaining payments are as follows:

	$US
2005 December	65,000
2006 December	20,000

iii) Santa Maria and San José Projects

In July 2003, the Company entered into an option agreement with El Paso Partners, Ltd. ("EPP") whereby the Company can acquire a cumulative interest of up to 100% in certain gold, silver and base metal properties by incurring exploration expenditures of US$4,000,000 and making additional cumulative payments of up to US$340,000 as follows:

	Santa Maria $ US	**San José $ US**
2006 January	20,000	20,000
2006 July	37,500	37,500
2007 January	37,500	37,500
2007 July	37,500	37,500
2008 January	37,500	37,500

Starting July 2008, the Company would pay a yearly advance royalty payment of US$62,500 and US$75,500 for the Santa Maria and San José properties respectively.

During the year ended March 31, 2005, the Company signed an addendum to the purchase option agreement with EPP. Under the terms of the agreement, a 3% NSR and other additional payments (bonanza clause) were applicable to all properties in a defined area of interest. The addendum provides for the exclusion of the Bolivar, Bolivar III, Bolivar IV, La Charaparrita and Piedras Verdes properties from the defined area of interest. The Company therefore repurchased the 3% NSR and the bonanza clause applicable to the above-mentioned properties in consideration for the issuance of 300,000 common shares to EPP (note 10).

iv) Promontorio and Hidalgo properties

In May 2004, the Company entered into a purchase option agreement whereby it could earn a 100% interest in the Promontorio and Hidalgo properties by paying to the vendors a total of US$3,000,000. The remaining payments are as follows:

	$ US
2006 June	100,000
2007 June	150,000
2008 June	150,000
2009 June	2,500,000

v) El Magistral

In November 2004, the Company entered into a purchase option agreement whereby the Company can purchase a 100% interest in the El Magistral property by paying US$1,000,000, including US$50,000 at the signing of the agreement.

The property is subject to a 1.5% NSR, up to a maximum of US$1,500,000.

The remaining payments are as follows:

	$ US
2005 November	75,000
2006 November	75,000
2007 November	100,000
2008 November	200,000
2009 November	500,000

vi) El Oro and PC 1135 properties

As part of the agreement to acquire the El Oro and PC 1135 properties, the Company was to issue 500,000 common shares to the vendor. Following the initial exploration programs on the properties, the Company tried to renegotiate the terms of agreement but without success. Therefore, these projects have been abandoned and consequently, the 500,000 common shares will not be issued. All costs and deferred exploration expenses allocated to those projects amounting to $201,128 were written off during the year ended March 31, 2005.

Canada

vii) Wawa

During the year ended March 31, 2005, the Company abandoned its option on the MacKaskill and Magpie properties in the Wawa region where work obligations had not been met. Accordingly, the Company recorded a write-off of mining assets amounting to $280,578.

b) Exploration building and equipment

			June 30, 2005 (unaudited)	March 31, 2005 (audited)
	Cost $	**Accumulated amortization** $	**Net** $	**Net** $
Mexico				
Building				
Plant under capital lease	918,756	-	918,756	907,077
Camp	397,346	41,894	355,452	364,573
Machinery and equipment	2,151,616	307,552	1,844,064	1,938,966
Rolling stock	1,292,510	205,710	1,086,800	1,188,241
Computers and office furniture	250,739	46,592	204,147	163,056
	5,010,967	601,748	4,409,219	4,561,913

The plant under capital lease was operational as at year-end; therefore, no amortization was recorded in 2005.

8 Deferred costs – Advance on royalty payment

On August 26, 2003, the Company acquired from Nichromet the rights of a licence for the use and marketing of a metallurgical extractive technology for Mexico in consideration for a 1% NSR payment on all mineral production using the technology from any of the Company's Mexican properties. As part of the agreement, the Company made a non-refundable royalty advance of $350,000. If the technology covered by the Nichromet licence is lost for non-performance, the deferred costs will be written off.

In addition, the agreement gives the right to the Company to act as an agent for the purpose of sourcing the licence to third parties in Mexico. Any consideration received will be shared equally with Nichromet.

9 Intangible asset - Licence

			June 30, 2005 (unaudited)	March 31, 2005 (audited)
		Accumulated amortization $	Net $	Net $
Licence	50,000	29,147	20,853	27,102

In April 2004, the Company entered into a two-year licensing agreement with Diagnos Inc., the owner of a proprietary software (the "Technology") used in the field of data mining and which provides interpretations of databases generated by geophysical surveys, satellite imagery and geochemical analysis. The cost of the licence is $50,000 for the territory of Mexico. The licence gives the Company access to the Technology in order to apply it to data generated from its Mexican properties.

10 Share capital

Authorized

An unlimited number of common shares without par value

Issued

Changes in the Company's share capital were as follows:

	Three-month period ended June 30, 2005 *(unaudited)*		Year ended March 31, 2005 *(audited)*	
	Number of shares	Amount $	Number of shares	Amount $
Balance at the beginning of the period	51,457,477	20,782,703	35,714,991	13,546,277
Issued and paid in cash (i)	-	-	12,002,068	9,001,551
Less: Value of warrants (i)	-	-	-	(2,880,496)
Issued following exercise of stock options	-	-	37,084	5,563
Issued following exercise of warrants	342,647	72,298	3,203,334	860,808
Issued for acquisition of mining assets	-	-	200,000	24,000
Issued to repurchase royalties (note 7(a) (iii))	-	-	300,000	225,000
Balance at the end of period	51,800,124	20,855,001	51,457,477	20,782,703

i) In November 2004, the Company completed private placements of 12,002,068 units at a price of $0.75 per unit for total proceeds of $9,001,551. Each unit comprises one common share

and one common share purchase warrant entitling its holder to purchase one common share at a price of $0.90 until November 2006. Finder's fees totalling $568,102 were paid in cash.

The fair value of the common share purchase warrants was estimated using the Black-Scholes option pricing model based on the following assumptions: dividend yield - 0%, volatility - 119%, risk-free interest rate - 4.5%, and an expected life of two years. As a result, the fair value was estimated at $2,880,496.

11 Warrants

Changes in the Company's outstanding common share purchase warrants were as follows:

	Three-month period ended June 30, 2005 (unaudited)		Year ended March 31, 2005 (audited)	
	Number of warrants	**Amount $**	**Number of warrants**	**Amount $**
Balance at the beginning of period	29,125,399	6,165,776	20,326,665	3,433,838
Issued as part of private placement of units (note 10(i))	-	-	12,002,068	2,880,496
Exercised	(342,647)	(14,049)	(3,203,334)	(148,558)
Balance at the end of period	28,782,752	6,151,727	29,125,399	6,165,776

Outstanding common share purchase warrants, entitling their holders to subscribe to an equivalent number of common shares, were as follows as at June 30, 2005:

Exercise price $	Number of warrants	Expiry Date
0.17	7,675,020	September 2005
0.84	1,406,250	October 2005
0.94	2,779,445	November 2005
2.50	4,919,969	December 2005
0.90	12,002,068	November 2006
	28,782,752	

12 Stock option plan

The Company maintains a stock option plan (the "Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors or consultants options to acquire common shares of the Company on such terms and at such exercise prices as may be determined by the Board. The Plan provides that the maximum number of common shares in the capital of the Company that may be reserved for issuance under the Plan shall be equal to 3,700,000 common shares and that the maximum number of common shares which may be reserved for issuance to any one optionee pursuant to a share option may not exceed 5% of the common shares outstanding at the time of grant.

The options must be exercised within five years of grant. The exercise price may not be lower than the market price of the common shares at the time of grant. The options have a vesting period of 18 months: 25% at the date of grant and 12.5% for the following six quarters.

A summary of changes in the Company's stock options outstanding is presented below:

	Three-month period ended June 30, 2005 (unaudited)		Year ended March 31, 2005 (audited)	
	Number of options	Average exercise price $	Number of options	Average exercise price $
Beginning of period	3,046,250	0.79	1,283,959	0.81
Granted	-	-	1,870,000	0.76
Exercised	-	-	(37,084)	0.19
Expired or cancelled	-	-	(70,625)	0.41
End of period	3,046,250	0.79	3,046,250	0.79

Exercise price	Number of options Outstanding	Number of options Exercisable	Expiry date
0.15	6,250	6,250	February 2008
0.85	1,180,000	1,180,000	October 2008
1.30	40,000	35,000	January 2009
0.75	1,320,000	825,000	August 2009
0.75	500,000	250,000	February 2010
	3,046,250	2,296,250	

The Company accounted for options granted using the fair value method. Total stock-based compensation costs for the three-month period ended June 30, 2005 amounted to $92,866, including $38,392 capitalized to mining assets as part of the Chihuahua project costs on the basis that the options were granted to officers and consultants involved exclusively in the exploration program in Mexico. The balance of $54,474 was charged to operations.

The weighted average of estimated fair value of each option granted was estimated using the Black-Scholes option pricing model based on the following assumptions:

	Year ended March 31, 2005 (audited)
Average dividend per share	nil
Estimated volatility	105%
Risk-free interest rate	3.8%
Expected life of options granted	4 years
Option price	$0.75
Weighted average of estimated fair value of each option granted	$0.53

13 Contributed surplus

	Three-month period ended June 30, 2005 (unaudited) $	Year ended March 31, 2005 (audited) $
Balance at beginning of period	1,380,600	480,675
Stock-based compensation cost (note 12)	92,866	899,925
Balance at end of period	1,473,466	1,380,600

14 Asset retirement obligations

As of June 30, 2005, the Company has not recognized any asset retirement obligation as it does not have sufficient information to determine a realistic obligation maturity schedule. A liability stemming from any asset retirement obligation will be recorded in the period in which there is sufficient information to establish an obligation maturity schedule.

15 Statements of cash flows

The changes in non-cash working capital items are as follows:

	Three-month period ended June 30 2005 (unaudited) $	Year-ended March 31 2005, (audited) $
Sales tax and other receivables	(256,285)	(906,014)
Concentrate inventory	(36,375)	(220,600)
Prepaid expenses	(34,914)	18,068
Short term liabilities	154,856	84,801
	(172,718)	(1,023,745)

16 Related party transactions

Related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

During the three-month period ended June 30, 2005, companies controlled by officers of the Company charged consulting fees amounting to 110,193 (2004 - $68,200), including $102,000 capitalized to deferred exploration costs (2004 - $65,140).

During the three-month period ended June 30, 2004, a company controlled by a director charged sampling and analysis costs amounting to $2,235 which were capitalized to mining assets (2005 - nil).

17 Commitment

In February 2004, the Company and two other companies jointly signed a five-year lease for office premises. The annual rent of approximately $150,000 is divided equally among the three companies.

18 Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

19 Subsequent event

In August 2005, the Company negotiated with the buyer of its concentrate a revolving facility in the amount of US$500,000. The facility will be revolved up to 3-4 times (August, September, October, November) and full amount must be paid in December 2005. A holding certificate for 6,000 dry metric tonnes of zinc/copper was issued in the name of the financing bank. Reimbursement is made in form of copper and zinc concentrates starting in September 2005. Financial costs will be absorbed by a US$1.00 per tonne of treatment charges of the next 30,000 tonnes of zinc concentrate delivered.

Corporate Information

CORPORATE HEAD OFFICE

630 René-Lévesque Blvd. West
Suite 2930
Montréal (Québec) H3B 1S6

Telephone: (514) 866-6001
Fax : (514) 866-6193

TICKER SYMBOL

TSX Venture Exchange TSX
Symbol : DIB

REGISTRAR AND TRANSFERT AGENT

Computershare Trust Company of Canada

INVESTOR RELATIONS

Cavalcanti Hume Funfer Inc.
Linda Armstrong
900, 6 Adelaide Street East
Toronto, Ontario M5C 1H6

Telephone: (416) 868-1079 ext. 229

Email : linda@chfir.com

CHIEF FINANCIAL OFFICER

Leonard Teoli
Telephone : (514) 866-6001 – ext. 226

WEBSITE

www.diabras.com

BOARD OF DIRECTORS

Philip Renaud, Chairman of the Board

Réjean Gosselin

André St-Michel

Mousseau Tremblay

James A. Culver

Robert D. Hirsh

OFFICERS

Réjean Gosselin, M. Sc.
President and Chief Executive Officer

André St-Michel, MBA, Ing.
Executive Vice-President

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre
Secretary

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

1ST QUARTER ENDED JUNE 30,2005

ISSUER DETAILS

FOR THE THREE MONTH PERIOD ENDED :	June 30, 2005
DATE OF REPORT:	August 26, 2005
NAME OF ISSUER:	**Dia Bras Exploration Inc.**
ISSUER ADDRESS:	630, René-Lévesque Blvd. West Suite 2930 Montreal, Quebec, Canada H3B 1S6
ISSUER FAX NUMBER:	(514) 866-6193
ISSUER TELEPHONE NUMBER:	(514) 866-6001
CONTACT NAME:	**Leonard Teoli**
CONTACT POSITION:	Chief Financial Officer
CONTACT TELEPHONE NUMBER:	(514) 866-6001 – Ext. 226
CONTACT EMAIL ADDRESS:	lteoli@sgv.ca
WEB SITE ADDRESS:	WWW.DIABRAS.COM

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
[signature]	**RÉJEAN GOSSELIN**	2005/08/26
[signature]	**ANDRÉ ST-MICHEL**	2005/08/26

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

1ST QUARTER ENDED JUNE 30, 2005

SCHEDULE "A"

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

See 1st quarter unaudited consolidated Financial Statements for the three-month period ended June 30, 2005, filed separately.

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

1ST QUARTER ENDED JUNE 30, 2005

SCHEDULE "B"

SUPPLEMENTARY INFORMATION

1. ANALYSIS OF DEFERRED EXPLORATION COSTS

	Three-month period ended June 30, 2005 (unaudited)	Year ended March 31, 2005 (audited)
	$1,660,533	$7,645,774
Property acquisition and related costs	$74,555	$1,493,588
Sampling	$34,129	$415,509
Geology consulting and management	$72,346	$633,696
Geophysical survey	$24,738	$122,515
Drilling	$602,412	$2,665,572
Pilot mining development	$377,938	$335,393
Supervision and local administrative costs	$471,069	$647,934
Transportation	$797,105	$946,510
Roads	$18,617	$187,761
Camp costs	$103,167	$133,306
Capitalized amortization of exploration building and equipment	$245,588	$356,161
Stock compensation costs	$38,392	$410,135
Write-off of mining assets	-	$(481,706)
Concentrate inventory and net sales proceeds	($1,199,523)	$(220,600)

2. RELATED PARTY TRANSACTIONS

See Note 16 to the unaudited Consolidated Financial Statements.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

- 342,647 common shares issued for $58,249.
- No additional common share purchase warrants.
- no additional options granted.

4. SUMMARY OF SECURITIES AS AT JUNE 30, 2005

See Notes 10, 11 and 12 of the Notes to the unaudited Consolidated Financial Statements.

5. LIST OF DIRECTORS AND OFFICERS AS AT AUGUST 26, 2005

Directors: Réjean Gosselin, André St-Michel, Philip Renaud, Mousseau Tremblay, James A. Culver and Robert D. Hirsh

Officers: Philip Renaud, *Chairman of the Board*
Réjean Gosselin, *President and Chief Executive Officer*
André St-Michel, *Executive Vice-President*
Leonard Teoli, *Chief Financial Officer*
Luce L. Saint-Pierre, *Corporate Secretary*

DIA BRAS EXPLORATION INC.

BC FORM 51-901F - YEAR END REPORT

SCHEDULE "C"

MANAGEMENT DISCUSSION AND ANALYSIS

This management discussion and analysis follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the interim financial statements and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in this MD&A are expressed in Canadian dollars.

This MD&A contains forward-looking statements that express, as at the date of this report, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward looking statements are reasonable, but involve a number of risks and uncertainties and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcome and results may differ materially from those expressed in these forward looking statements and readers should not place undue reliance on such statements.

1.1 DATE:

This Management discussion and analysis for the period ended June 30, 2005 is as of August 26, 2005.

1.2 OVERALL PERFORMANCE:

Dia Bras Exploration Inc. (the "Company") is a mining exploration company with rights and options on 20 properties covering 11,857 hectares in the State of Chihuahua in Mexico.

During the period ended June 30, 2005, all activities of the Company focused on the Bolivar mine project. The Company continued its pilot mining program which generated cash flows from the sale of copper and zinc concentrates from this property. As at June 30th, 2005 total sales of concentrate amounted to CDN$1,6M.

The Company is not considered to be in commercial production since there are no reserves and the economic status of the project has not been established.

Bolivar property:

As mentioned, the Bolivar property remains the main exploration target in the Cieneguita region where the Company has spent to date over $6 million in exploration and development costs, net of sales of concentrate.

The Company continued work to increase the Mal Paso mill capacity, which was brought from 100 to 200 tpd and is now almost at the level expected to be reached by September 2005, 300 tpd. During the last few days, the mill processed an average of 270 tonnes of ore.

This pilot program will provide important production cost data which will be useful at the pre-feasibility study stage. The ore grades during July and August to date have been lower than anticipated at respectively 1.4% and 1.6% for copper and 6.6% and 4.8% for zinc, which had a negative impact on the Company's cash position. The Company intends to finance the development and exploration program at the Bolivar mine and in the Bolivar area with the short term cash flows resulting from the production of copper and zinc concentrate. However, in order to generate sufficient funds to achieve that goal, the Company needs to access, mine and process high grade ore over a few month period before the end of 2005.

Promontorio:

With the actual focus on the Bolivar project, and in order to manage its financial resources, management has decided to stop, on a temporary basis, its exploration effort at Promontorio. However, management still has high expectations concerning the exploration on Promontorio and is looking at strategies to develop this potential as soon as possible.

Outlook :

Base metal, copper and zinc market prices are carrying on their spectacular rise. Copper is currently trading over US$1.70/lb and zinc at around US$0.60/lb. The Company is in an excellent position to benefit from the current high prices.

Management is currently analyzing the results from its pilot mining operation to find the reasons for and solutions to current ore grades and re-target its overall exploration strategy.

The objectives for 2005-2006 remains as follows:

- Increase the Mal Paso mill capacity to 300 tonnes per day by September 2005. (This goal is about to be achieved).
- Mine high grade ore at the Bolivar mine property to generate short term cash flow to finance the exploration and development activities. (The last month of pilot mining has not produced the anticipated higher grades).
- Continue exploration on Bolivar in order to complete the pre-feasibility study.
- Develop a strategy to resume as soon as possible an aggressive exploration program at Promontorio.

1.3 SELECTED ANNUAL INFORMATION:

			Year ended March 31 (Audited)
	2005 $	2004 $	2003 $
Sales	-	-	-
Write-off of mining assets	481,706	-	-
Net loss	2,095,804	1,176,702	685,484
Net loss per share	0.05	0.05	0.07
Total assets	20,668,572	11,910,623	163,164
Working capital	3,649,779	8,139,983	32,241
Cash and cash equivalents	2,954,870	4,707,091	96,747

1.4 RESULTS OF OPERATIONS:

As at June 30, 2005, 15,612 tonnes of ore had been processed at the Mal Paso mill for a total production of 2,601 tonnes of concentrate of copper and zinc. The net sale proceeds amounting to CDN $1.6 M represent 90% of the estimated value of the delivered concentrates. The remaining 10% is invoiced when the final terms of the transaction are confirmed.

As at June 30, 2005, the Company had ore and concentrate inventories evaluated at $256,975. During pre-commercial production phase, all income from the pilot-mining program is accounted for as a deduction against deferred exploration expenses on the balance sheet.

1.5 SUMMARY OF QUARTERLY RESULTS:

Quarter ended	Net loss	Net loss per share
	$	$
June 30, 2005	337,432	0.01
March 31, 2005	496,456	0.01
December 31, 2004	1,201,814	0,02
September 30, 2004	254,940	0.01
June 30, 2004	142,594	0.01
March 31, 2004	521,083	0.02
December 31,2003	540,914	0.03
September 30, 2003	124,270	0.01

Until the quarter ended September 30, 2003, the Company had very limited activities. Corporate costs were maintained at their minimal level. The last exploration program had been performed during 2002 on the diamondiferous Wawa properties.

In that quarter, the Company began to evaluate the exploration potential of certain available Mexican properties. Following the acquisition of the first properties (Santa Maria and San Jose) in July 2003, the Company benefited from a revival of the industry marked by increasing base and precious metal prices and a better access to capital market. Between September and December of 2003, the Company raised over $12 million through private placement financings to initiate the first exploration program in Mexico. With the availability of funds, the Company could increase personnel and consulting assistance in management and promotional activities.

Beginning in fiscal 2003-2004, the results include the cost attributed to options granted and vested which represent an important non monetary item on the Consolidated Statement of Operations.

During the period ended June 30, 2005, the Company incurred a loss of $337,432 ($0,01 per share) compared to a loss of $142,594 ($0.01 per share) in 2004. This loss includes a stock-based compensation non cash cost of $54,474 and a unrealized loss on currency exchange of $97,488 on monetary items in Mexico. All other costs are corporate related expenses.

The increase in administrative expenses is due to the increase in personnel. The Company also increased its promotion and investor relation activities. During the quarter the Company completed a Canadian financial tour to promote the Company's activities and projects.

1.6 LIQUIDITY:

As at June 30, 2005, the Company has a working capital of $1,822,837 including $971,251 in cash and cash equivalent compared to $ 3,649,779 as at March 31, 2005, including $2,954,870 in cash and cash equivalent.

During the quarter, the Company raised $58,250 following the exercise of 342,647 warrants.

As at June 30, 2005, sales tax and other receivables amount to $1,268,157 and are mostly comprised of Mexican recoverable input tax credit. The Company expects total recovery of the tax credit shortly. The Company is regularly monitoring with local Mexican IRL authorities as the tax credit represents an important source of funds.

In order to help its financial position, the Company negotiated with the buyer of its concentrate a revolving facility in the amount of US$500,000. The facility will be revolved up to 3-4 times (August/September/October/November) and full amount must be repaid in December 2005. A holding certificate for 6,000 dry metric tonnes of zinc/copper ores was issued in the name of the financing bank. Reimbursement is made in form of copper and zinc concentrates starting in September 2005. Financial costs will be absorbed by a US$1.00 per ton increase of treatment charges of the next 30,000 tonnes of zinc concentrate delivered.

Current liabilities include the obligation related to the plant under capital lease which is paid at the rate of US$5.00 per tonne of ore processed.

1.7 CAPITAL RESOURCES:

The availability of funds depends on the capital markets. The main source of financing of the Company is the issuance of equity shares. The Company is confident that, by continuing to demonstrate the quality of its properties, it will continue to be able to finance the development of its projects.

As at June 30, 2005, there were 28,782,752 warrants outstanding expiring between September 2005 and November 2006 at an average exercise price of $0.97, which represent a potential source of financing of approximately $27.9 million. The Company expects to receive $1.2 million from the exercise of all the remaining $0.17 warrants before the end of September 2005. Since June 30, 2005, 407,600 warrants have been exercised at a price of $0,17 for an aggregate amount of $69,292.

The Company expects to self-finance its exploration and development effort with the cash flow generated from its pilot-mining program at the Bolivar property.

Financial commitment:

The Company's financial commitments are as follow:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is equally divided among the three companies.

- Capital lease agreement for the use of a crushing plant and treatment mill at a cost of US$5.00 per tonne (minimum of 2,500 tonnes per month).

In order to exercise its various options on the properties, the Company will have to make the following payments:

2005-2006	$US565,000
2006-2007	$US507,500
2007-2008	$US400,000
2008-2009	$US350,000

2009-2010	$US3,000,000

1.8 OFF-BALANCE:

The Company did not enter into any off balance sheet arrangement.

1.9 RELATED PARTY TRANSACTIONS:

During the period ended June 30, 2005, companies controlled by officers of the Company charged consulting fees amounting to $110,193 (2004 - $68,200), including $102,000 capitalized to deferred exploration expenses (2004 - $65,140). There is no balance owing to these companies as at June 30, 2005.

During the three-month period ended June 30, 2004 a company controlled by a director of the Company charged $2,235 for sample analysis (nil in 2005).

The related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

1.10 PROPOSED TRANSACTIONS:

The Board of directors has approved the increase of the maximum number of shares reserved for issuance under the Stock Option Plan to 5,100,000, representing approximately 10% of the issued and outstanding shares. This increase will be submitted to the approval of the shareholders at the annual meeting on August 30, 2005.

The Company is in the process of changing its financial year end to December 31 to coordinate accounting and reporting with its Mexican subsidiaries which have a statutory December year end.

1.11 CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION:

There were no changes in accounting policies

1.12 INSTRUMENTS FINANCIERS ET AUTRES:

The Company does not use financial or other instruments.

1.13 OTHER REQUIREMENTS IN THE MANAGEMENT DISCUSSION AND ANALYSIS:

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 - SECTION 5.3

Analysis of cost and deferred exploration expenses

	Three month period ended June 30, 2005 (unaudited) $	Three month period ended June 30, 2004 (unaudited) $
Balance at beginning of period	10,197,775	2,552,001
Property acquisition and related costs	74,555	9,619
Sampling	34,129	35,784
Geology consulting	72,346	140,904
Geophysical survey	24,738	68,905
Drilling and development	602,412	321,178
Pilot-mining	377,938	-
Supervision and local administrative costs	471,069	149,487
Transportation	797,105	133,436
Roads	18,617	101,235
Camp costs	103,167	-
Capitalized amortization of exploration building and equipment	245,588	29,518
Stock compensation costs	38,392	29,295
	2,860,056	1,019,361
Inventory and concentrate net sale proceeds	(1,199,523)	-
	1,660,533	1,019,361
Balance at end of the period	11,858,308	3,571,362

(ii) National instrument 51-102 - Section 5.4

Disclosure of Outstanding Securities as at August 26, 2005

Common shares: **52,208,124**

Warrants (each warrant entitles the holder to purchase one common share of the Company at the exercise price indicated until expiry date): **28,375,152**

Number of warrants	Exercise price	Expiry date
7,267,420	$0.17	2005 September
1,406,250	$0.84	2005 October
2,779,445	$0.94	2005 November
4,919,969	$2.50	2005 December
12,002,068	$0.90	2006 November

Options outstanding: **3,046,250**

Number of options	Exercise price	Expiry date
6,250	$0.15	2008 February
1,180,000	$0.85	2008 October
40,000	$1.30	2009 January
1,320,000	$0.75	2009 August
500,000	$0.75	2010 February

1.14 RISK AND UNCERTAINTIES:

Business risk:

The exploration for and development of mineral deposits involve significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are in the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

The Company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company operations.

Foreign exchange rate risk:

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. It buys its currencies based on its exploration budget.

Interest rate risk:

The Company's tax and other receivables and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents bear interest at variable rates.

Dia Bras Exploration Inc.
630 René-Lévesque Blvd. West, Suite 2930
Montreal, Quebec
Canada, H3B 1S6

Telephone : (514) 866-6001
Fax : (514) 866-6193

VIA SEDAR

August 29, 2005

TO: BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
TSX VENTURE EXCHANGE

Re: Dia Bras Exploration Inc.

Dear Sirs:

We confirm that the following material was sent by prepaid mail on August 29, 2005 to the registered and non-registered shareholders of the Company whose names appear on a Supplemental Mailing List, as defined in the *Canadian Securities Administrators' National Policy Instrument 54-101.*

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
FIRST QUARTER ENDED JUNE 30, 2005

Yours truly,

DIA BRAS EXPLORATION INC.

(s) *Leonard Teoli*

Leonard Teoli

Exploration Dia Bras inc.
630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514) 866-6001
Télécopieur : (514) 866-6193

VIA SEDAR

Le 29 août 2005

DESTINATAIRE : AUTORITÉ DES MARCHÉS FINANCIERS

Objet : Exploration Dia Bras inc.

Madame, Monsieur,

Nous désirons vous confirmer que le matériel suivant a été envoyé le 29 août 2005, par courrier affranchi, à tous les actionnaires inscrits et non-inscrits de la société dont les noms apparaissent sur la liste d'envoi supplémentaire, tel que défini dans la *Norme canadienne 54-101* :

ÉTATS FINANCIERS CONSOLIDÉS INTERMÉDIAIRES (non vérifié)
PREMIER TRIMESTRE TERMINÉ LE 30 JUIN 2005

Veuillez agréer, Madame, Monsieur, nos salutations distinguées.

EXPLORATION DIA BRAS INC.

(s) *Leonard Teoli*

Leonard Teoli

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, **RÉJEAN GOSSELIN**, Chief Executive Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the interim filings (as this term is defined in MULTILATERAL INSTRUMENT 52-109 *Certification of Disclosure in Issuers' Annual and Interim Fillings*) of **DIA BRAS EXPLORATION INC.** (the issuer) for the interim period ending **JUNE 30, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Base on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have :

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 29, 2005.

____

RÉJEAN GOSSELIN
Chief Executive Officer

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, **LÉONARD TEOLI**, Chief Financial Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the interim filings (as this term is defined in MULTILATERAL INSTRUMENT 52-109 *Certification of Disclosure in Issuers' Annual and Interim Fillings*) of **DIA BRAS EXPLORATION INC.** (the issuer) for the interim period ending **JUNE 30, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Base on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have :

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 29, 2005.

____

LÉONARD TEOLI
Chief Financial Officer

MANAGEMENT DISCUSSION AND ANALYSIS

This management discussion and analysis follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the interim financial statements and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in this MD&A are expressed in Canadian dollars.

This MD&A contains forward-looking statements that express, as at the date of this report, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward looking statements are reasonable, but involve a number of risks and uncertainties and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcome and results may differ materially from those expressed in these forward looking statements and readers should not place undue reliance on such statements.

1.1 DATE:

This Management discussion and analysis for the period ended June 30, 2005 is as of August 26, 2005.

1.2 OVERALL PERFORMANCE:

Dia Bras Exploration Inc. (the "Company") is a mining exploration company with rights and options on 20 properties covering 11,857 hectares in the State of Chihuahua in Mexico.

During the period ended June 30, 2005, all activities of the Company focused on the Bolivar mine project. The Company continued its pilot mining program which generated cash flows from the sale of copper and zinc concentrates from this property. As at June 30th, 2005 total sales of concentrate amounted to CDN$1,6M.

The Company is not considered to be in commercial production since there are no reserves and the economic status of the project has not been established.

Bolivar property:

As mentioned, the Bolivar property remains the main exploration target in the Cieneguita region where the Company has spent to date over $6 million in exploration and development costs, net of sales of concentrate.

The Company continued work to increase the Mal Paso mill capacity, which was brought from 100 to 200 tpd and is now almost at the level expected to be reached by September 2005, 300 tpd. During the last few days, the mill processed an average of 270 tonnes of ore.

This pilot program will provide important production cost data which will be useful at the pre-feasibility study stage. The ore grades during July and August to date have been lower than anticipated at respectively 1.4% and 1.6% for copper and 6.6% and 4.8% for zinc, which had a negative impact on the Company's cash position. The Company intends to finance the development and exploration program at the Bolivar mine and in the Bolivar area with the short term cash flows resulting from the production of copper and zinc concentrate. However, in order to generate sufficient funds to achieve that goal, the Company needs to access, mine and process high grade ore over a few month period before the end of 2005.

Promontorio:

With the actual focus on the Bolivar project, and in order to manage its financial resources, management has decided to stop, on a temporary basis, its exploration effort at Promontorio. However, management still has high expectations concerning the exploration on Promontorio and is looking at strategies to develop this potential as soon as possible.

Outlook :

Base metal, copper and zinc market prices are carrying on their spectacular rise. Copper is currently trading over US$1.70/lb and zinc at around US$0.60/lb. The Company is in an excellent position to benefit from the current high prices.

Management is currently analyzing the results from its pilot mining operation to find the reasons for and solutions to current ore grades and re-target its overall exploration strategy.

The objectives for 2005-2006 remains as follows:

- Increase the Mal Paso mill capacity to 300 tonnes per day by September 2005. (This goal is about to be achieved).
- Mine high grade ore at the Bolivar mine property to generate short term cash flow to finance the exploration and development activities. (The last month of pilot mining has not produced the anticipated higher grades).
- Continue exploration on Bolivar in order to complete the pre-feasibility study.
- Develop a strategy to resume as soon as possible an aggressive exploration program at Promontorio.

1.3 SELECTED ANNUAL INFORMATION:

			Year ended March 31 (Audited)
	2005 $	2004 $	2003 $
Sales	-	-	-
Write-off of mining assets	481,706	-	-
Net loss	2,095,804	1,176,702	685,484
Net loss per share	0.05	0.05	0.07
Total assets	20,668,572	11,910,623	163,164
Working capital	3,649,779	8,139,983	32,241
Cash and cash equivalents	2,954,870	4,707,091	96,747

1.4 RESULTS OF OPERATIONS:

As at June 30, 2005, 15,612 tonnes of ore had been processed at the Mal Paso mill for a total production of 2,601 tonnes of concentrate of copper and zinc. The net sale proceeds amounting to CDN $1.6 M represent 90% of the estimated value of the delivered concentrates. The remaining 10% is invoiced when the final terms of the transaction are confirmed.

As at June 30, 2005, the Company had ore and concentrate inventories evaluated at $256,975. During pre-commercial production phase, all income from the pilot-mining program is accounted for as a deduction against deferred exploration expenses on the balance sheet.

1.5 SUMMARY OF QUARTERLY RESULTS:

Quarter ended	Net loss	Net loss per share
	$	$
June 30, 2005	337,432	0.01
March 31, 2005	496,456	0.01
December 31, 2004	1,201,814	0,02
September 30, 2004	254,940	0.01
June 30, 2004	142,594	0.01
March 31; 2004	521,083	0.02
December 31,2003	540,914	0.03
September 30, 2003	124,270	0.01

Until the quarter ended September 30, 2003, the Company had very limited activities. Corporate costs were maintained at their minimal level. The last exploration program had been performed during 2002 on the diamondiferous Wawa properties.

In that quarter, the Company began to evaluate the exploration potential of certain available Mexican properties. Following the acquisition of the first properties (Santa Maria and San Jose) in July 2003, the Company benefited from a revival of the industry marked by increasing base and precious metal prices and a better access to capital market. Between September and December of 2003, the Company raised over $12 million through private placement financings to initiate the first exploration program in Mexico. With the availability of funds, the Company could increase personnel and consulting assistance in management and promotional activities.

Beginning in fiscal 2003-2004, the results include the cost attributed to options granted and vested which represent an important non monetary item on the Consolidated Statement of Operations.

During the period ended June 30, 2005, the Company incurred a loss of $337,432 ($0,01 per share) compared to a loss of $142,594 ($0.01 per share) in 2004. This loss includes a stock-based compensation non cash cost of $54,474 and a unrealized loss on currency exchange of $97,488 on monetary items in Mexico. All other costs are corporate related expenses.

The increase in administrative expenses is due to the increase in personnel. The Company also increased its promotion and investor relation activities. During the quarter the Company completed a Canadian financial tour to promote the Company's activities and projects.

1.6 LIQUIDITY:

As at June 30, 2005, the Company has a working capital of $1,822,837 including $971,251 in cash and cash equivalent compared to $ 3,649,779 as at March 31, 2005, including $2,954,870 in cash and cash equivalent.

During the quarter, the Company raised $58,250 following the exercise of 342,647 warrants.

As at June 30, 2005, sales tax and other receivables amount to $1,268,157 and are mostly comprised of Mexican recoverable input tax credit. The Company expects total recovery of

the tax credit shortly. The Company is regularly monitoring with local Mexican IRL authorities as the tax credit represents an important source of funds.

In order to help its financial position, the Company negotiated with the buyer of its concentrate a revolving facility in the amount of US$500,000. The facility will be revolved up to 3-4 times (August/September/October/November) and full amount must be repaid in December 2005. A holding certificate for 6,000 dry metric tonnes of zinc/copper ores was issued in the name of the financing bank. Reimbursement is made in form of copper and zinc concentrates starting in September 2005. Financial costs will be absorbed by a US$1.00 per ton increase of treatment charges of the next 30,000 tonnes of zinc concentrate delivered.

Current liabilities include the obligation related to the plant under capital lease which is paid at the rate of US$5.00 per tonne of ore processed.

1.7 CAPITAL RESOURCES:

The availability of funds depends on the capital markets. The main source of financing of the Company is the issuance of equity shares. The Company is confident that, by continuing to demonstrate the quality of its properties, it will continue to be able to finance the development of its projects.

As at June 30, 2005, there were 28,782,752 warrants outstanding expiring between September 2005 and November 2006 at an average exercise price of $0.97, which represent a potential source of financing of approximately $27.9 million. The Company expects to receive $1.2 million from the exercise of all the remaining $0.17 warrants before the end of September 2005. Since June 30, 2005, 407,600 warrants have been exercised at a price of $0,17 for an aggregate amount of $69,292.

The Company expects to self-finance its exploration and development effort with the cash flow generated from its pilot-mining program at the Bolivar property.

Financial commitment:

The Company's financial commitments are as follow:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is equally divided among the three companies.

- Capital lease agreement for the use of a crushing plant and treatment mill at a cost of US$5.00 per tonne (minimum of 2,500 tonnes per month).

In order to exercise its various options on the properties, the Company will have to make the following payments:

2005-2006	$US565,000
2006-2007	$US507,500
2007-2008	$US400,000
2008-2009	$US350,000
2009-2010	$US3,000,000

1.8 OFF-BALANCE:

The Company did not enter into any off balance sheet arrangement.

1.9 RELATED PARTY TRANSACTIONS:

During the period ended June 30, 2005, companies controlled by officers of the Company charged consulting fees amounting to $110,193 (2004 - $68,200), including $102,000 capitalized to deferred exploration expenses (2004 - $65,140). There is no balance owing to these companies as at June 30, 2005.

During the three-month period ended June 30, 2004 a company controlled by a director of the Company charged $2,235 for sample analysis (nil in 2005).

The related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

1.10 PROPOSED TRANSACTIONS:

The Board of directors has approved the increase of the maximum number of shares reserved for issuance under the Stock Option Plan to 5,100,000, representing approximately 10% of the issued and outstanding shares. This increase will be submitted to the approval of the shareholders at the annual meeting on August 30, 2005.

The Company is in the process of changing its financial year end to December 31 to coordinate accounting and reporting with its Mexican subsidiaries which have a statutory December year end.

1.11 CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION:

There were no changes in accounting policies

1.12 INSTRUMENTS FINANCIERS ET AUTRES:

The Company does not use financial or other instruments.

1.13 OTHER REQUIREMENTS IN THE MANAGEMENT DISCUSSION AND ANALYSIS:

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Analysis of cost and deferred exploration expenses

	Three month period ended June 30, 2005 (unaudited) $	**Three month period ended June 30, 2004** (unaudited) $
Balance at beginning of period	10,197,775	2,552,001
Property acquisition and related costs	74,555	9,619
Sampling	34,129	35,784
Geology consulting	72,346	140,904
Geophysical survey	24,738	68,905
Drilling and development	602,412	321,178
Pilot-mining	377,938	-
Supervision and local administrative costs	471,069	149,487
Transportation	797,105	133,436
Roads	18,617	101,235
Camp costs	103,167	-
Capitalized amortization of exploration building and equipment	245,588	29,518
Stock compensation costs	38,392	29,295
	2,860,056	1,019,361
Inventory and concentrate net sale proceeds	(1,199,523)	-
	1,660,533	1,019,361
Balance at end of the period	11,858,308	3,571,362

(ii) National instrument 51-102 – Section 5.4

Disclosure of Outstanding Securities as at August 26, 2005

Common shares: **52,208,124**

Warrants (each warrant entitles the holder to purchase one common share of the Company at the exercise price indicated until expiry date): **28,375,152**

Number of warrants	Exercise price	Expiry date
7,267,420	$0.17	2005 September
1,406,250	$0.84	2005 October
2,779,445	$0.94	2005 November
4,919,969	$2.50	2005 December
12,002,068	$0.90	2006 November

Options outstanding: **3,046,250**

Number of options	Exercise price	Expiry date
6,250	$0.15	2008 February
1,180,000	$0.85	2008 October
40,000	$1.30	2009 January
1,320,000	$0.75	2009 August
500,000	$0.75	2010 February

1.14 RISK AND UNCERTAINTIES:

Business risk:

The exploration for and development of mineral deposits involve significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are in the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

The Company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company operations.

Foreign exchange rate risk:

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. It buys its currencies based on its exploration budget.

Interest rate risk:

The Company's tax and other receivables and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents bear interest at variable rates.



Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Qubec
H3A 3S8
www.computershare.com

Investor Services

Canada
Australia
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Hong Kong
Germany
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Philippines
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United Kingdom
USA

SEDAR #3031

August 9, 2005

To: Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
TSX Venture Exchange

Dear Sirs:

Subject: Dia Bras Exploration Inc. (the "Corporation")

We confirm that the following material was sent by pre-paid mail on August 2, 2005 to all registered shareholders and to those beneficial shareholders of the Corporation who specifically requested it:

1. Annual Report 2005 including Audited Annual Financial Statements as at March 31, 2005 and 2004 (English or French)

We further confirm that copies of the below-mentioned materials were sent by pre-paid mail on August 5, 2005 to registered shareholders and were sent by courier (proxy not including request to receive Financial Reports), together with Supplemental Mail List Cards, on August 5, 2005 to those intermediaries holding Shares of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

1. Form of Proxy including a request to receive Interim Financial Statements and to not receive the Annual Report (English or French)

2. Notice of Annual and Special Meeting of Shareholders and Proxy Circular (English or French)

3. Proxy Return Envelope – Not Prepaid (Bilingual)

We are providing this confirmation to you in our capacity as agent for the Corporation.

Sincerely,
Computershare Investor Services Inc.
Agent for Dia Bras Exploration Inc.

cc: Dia Bras Exploration Inc.



Services aux investisseurs

1500, rue University bureau 700
Montréal (Québec)
H3A 3S8
Téléphone 514-982-7888
Télécopieur 514-982-7635
www.computershare.com

Canada
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Australie
États-Unis
Hong Kong
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Royaume-Uni

SEDAR #3031

Le 9 août 2005

Destinataire : L'Autorité des marchés financiers

Objet : Exploration Dia Bras Inc. (la « Société »)

Madame / Monsieur,

Nous désirons vous confirmer que les documents suivants ont été envoyés le 2 août 2005, par courrier affranchi, à tous les porteurs inscrits d'actions ordinaires de la Société et aux propriétaires véritables qui en ont fait la demande :

1. 2005 Rapport annuel incluant les états financiers annuels vérifiés aux 31 mars 2005 et 2004 (anglais ou français)

Nous désirons également confirmer qu'un exemplaire des documents susmentionnés a été envoyé par courrier affranchi le 5 août 2005 aux porteurs d'actions ordinaires de la Société. De plus, nous avons envoyé par messagerie le 5 août 2005 un exemplaire des documents susmentionnés (procuration n'incluant pas une demande pour recevoir les Rapports financiers), ainsi que des cartes-réponses annuelles, aux intermédiaires détenant des actions ordinaires de la Société qui ont répondu directement à Computershare dans le cadre du processus de recherche, conformément aux exigences de la législation courante sur les valeurs mobilières concernant les envois aux propriétaires véritables.

1	Formulaire de procuration incluant une demande pour recevoir les Rapports financiers intérimaires et ne pas recevoir le Rapport annuel	(anglais ou français)
2.	Avis de convocation à l'assemblée annuelle et extraordinaire des actionnaires et Circulaire de sollicitation de procurations	(anglais ou français)
3.	Enveloppe réponse non affranchie	(bilingue)

Nous vous faisons parvenir la présente attestation à titre d'agent de la Société.

Veuillez agréer l'expression de nos sentiments distingués.

Sincèrement,
Services aux Investisseurs Computershare Inc.
Agent pour Exploration Dia Bras Inc.

c.c. Exploration Dia Bras Inc.



TSX Venture Exchange - DIB
No. 10 - 2005

DIA BRAS: SIX MONTHS OF PILOT-MINING AT BOLIVAR

Montréal, August 5, 2005 - **Dia Bras Exploration** (DIB: TSX-V) announced today the results for the first six months of operation from its pilot-mining program at the Bolivar property.

From February 1, 2005 to July 31, 2005, the Bolivar property produced 27,989 tonnes of Copper-Zinc development ore. Production took place on two levels only, Levels One and Six, and consisted mainly of the cleaning of old stopes and of development mining to access the new high grade zones discovered by drilling. See following results. It is expected that development will reach high grade zones in August and September.

LEVEL 1

Hole	Thickness (m)	Au g/t	Ag g/t	Cu %	Zn %
DIA-045-04 *	1.00	0.10	10.00	0.47	10.95
	5.00	0.08	55.00	6.31	37.23
DIA-052-04 *	4.17	0.46	228.08	6.68	19.19
	8.00	-	41.95	5.36	3.29
	3.00	-	38.20	1.62	7.72
DIA-054-04 *	13.00	-	34.65	3.49	8.60
	2.00	0.88	181.55	4.02	12.93
	0.95	-	157.00	0.36	4.95
	1.00	1.055	126.00	0.67	0.40
DIA-087-04 *	7.00	–	70.45	4.67	28.52
DIA-071-04 *	2.00	0.153	55.35	8.32	3.06
	2.00	0.043	19.40	3.70	21.25
	1.00	0.431	231.00	3.41	8.50
	3.00	0.070	28.03	4.32	18.8
	1.00	0.866	245.00	3.22	10.35
	3.00	0.447	84.80	2.40	18.10
DIA-089-04	4.00	0.0625	79.675	1.31	10.467
DIA-091-04 *	2.00	0.044	34.45	2.68	4.58
	2.00	0.029	20.65	2.28	7.05
	4.00	0.048	45.325	4.88	12.242
	4.00	0.163	104.90	3.102	10.27
DIA 102-04	2.00	0.345	57.80	1.060	12.70
	1.45	-	9.60	0.60	21.00
	2.75	0.90	115.00	1.64	19.1

LEVEL 6

Hole	Thickness (m)	Au g/t	Ag g/t	Cu %	Zn %
DIA-046-04 *	1.20	0.165	65.80	8.07	38.15
DIA-055-04 *	5.00	-	17.42	2.04	13.54
	3.00	-	104.60	5.28	7.75
DIA-094-04	2.00	-	231.50	4.11	22.30
DIA-101-04	1.00	-	28.50	1.93	23.40

*** Results from holes with an asterisk were previously announced.**

"The pilot-mining program provides important production cost data for the pre-feasibility study stage," said President Réjean Gosselin. "We believe that the short term cash flow resulting from the production of copper and zinc concentrates will permit self-financing of the development and exploration program at the Bolivar mine and in the Bolivar area. "

The capacity of the Malpaso mill has been increased, since its February start-up, from 100 tpd to 300 tpd at which level it is currently running. It processed in the first six months some 20,624 tonnes of ore at average head grades of 1.74% Cu and 7.11% Zn. The recovery achieved during this period was 79.2% for the zinc and 75.1% for the copper. The mill has produced 2,195 dry metric tonnes (DMT) of zinc concentrate and 980 DMT of copper concentrate.

The Company projects, starting in August, 7,500 tonnes per month of ore grading a minimum of 2% Cu and 9% Zn. At the same time, the Company will carry out aggressive exploration programs to expand high grade resources and test skarn-hosted polymetallic targets elsewhere on the property.

The Company is in the process of changing its financial year end to December 31, to facilitate coordination of accounting and reporting activities with its Mexican subsidiaries which have statutory December year ends.

About Dia Bras
Dia Bras is a Canadian mining exploration company focused on precious and base metals in the State of Chihuahua, northern Mexico. The Company continues exploration and the active development of its two key projects - Bolivar and Promontorio - in the world-renowned Sierra Madre mineral belt. The Company trades on TSX Venture Exchange, under the symbol "DIB".

Réjean Gosselin
President
(514) 866-6001 ext. 241
rgosselin@diabras.com

or

CHF Investor Relations
Cathy Hume, CEO
416-868-1079, Ext 231, cathy@chfir.com

Linda Armstrong, Vice President
416-868-1079, Ext 231, linda@chfir.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements: Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

DIA BRAS EXPLORATION INC.

PROXY CIRCULAR

SOLICITATION OF PROXIES

This Circular is provided in connection with the solicitation of proxies by the management of DIA BRAS EXPLORATION INC. (the "Company") for use at the annual and special meeting of the shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof (the "Meeting"). The solicitation will be primarily by mail, but proxies may also be solicited by telephone or by telecopier or personally by directors, officers or employees of the Company. The cost of solicitation is borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed Form of Proxy are officers of the Company. **A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him at the Meeting, may do so by inserting such person's name in the blank space provided in the Form of Proxy and depositing the duly completed Form of Proxy at the registered office of the Company or the Company's transfer agent indicated on the enclosed envelope prior to the close of business on the second business day preceding the date of the Meeting (exclusive of Saturdays, Sundays and holidays).**

Any proxy given may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of the Company or its transfer agent at any time prior to the close of business on the second business day preceding the date of the Meeting or in any other manner permitted by law. The shareholder may choose to attend the Meeting in person and exercise his/her voting rights.

EXERCISE OF DISCRETION BY PROXIES

A shareholder forwarding the enclosed Form of Proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. The persons named in the enclosed Form of Proxy will vote the shares in respect of which they are appointed in accordance with the direction, if any, of the shareholders appointing them. **In the absence of such direction, such shares will be voted in favor of the passing of all the resolutions described below. The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to any amendment or variation to matters identified in the Notice of Meeting and to any other matter which may properly come before the Meeting.** At the time of the Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, in either case, the persons named in the Form of Proxy will vote according to their best judgment.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The board of directors of the Company has set the record date on August 2nd, 2005, being the date for the determination of the registered holders of securities entitled to receive Notice of the Meeting and to attend the Meeting and vote thereat either in person or by proxy.

On August 2nd, 2005, 52,208,124 common shares (the "Common Shares") of the Company were issued and outstanding. The Common Shares are the only securities outstanding and entitled to be voted at the Meeting.

On August 2nd, 2005, to the knowledge of the directors and officers of the Company, the only persons, firms or corporations who own, directly or indirectly, or exercise control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company, are as follows:

Name	Type of Ownership	Number of Common Shares	Percentage of Issued Common Shares
Rab Special Situations (Master) Fund Limited	Direct	5,586,666	10.7%

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON AT THE MEETING

As of the date hereof, except as set out herein and except insofar as they may be shareholders of the Company, no director or officer of the Company or any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

BUSINESS TO BE TRANSACTED AT THE MEETING

1. Election of directors

The Articles of the Company provide that the board of directors shall consist of a minimum of one (1) and a maximum of fifteen (15) directors. The current board of directors consists of six (6) directors. The term of office of each director expires upon the election of his successor unless he resigns or his office becomes vacant by death, removal or other cause.

The six (6) persons whose name is set forth in the table below are the nominees for election as directors of the Company as proposed by management. Five of these persons are currently directors of the Company.

The following table sets forth certain information pertaining to the persons proposed to be nominated for election as directors.

Name, Position with the Company and Municipality of residence	Principal occupation	Director of the Company since	Number of Common Shares beneficially owned or over which control or direction is exercised
Réjean Gosselin President, Chief Executive Officer and director *Saint-Hilaire, Québec*	President and Chief Executive Officer of the Company	September 30, 2003	485,334
André St-Michel Executive Vice-President and director *Rouyn-Noranda, Québec*	Executive Vice-President of the Company	September 30, 2003	147,067
Philip Renaud [(A)] Chairman of the Board and director *London, United Kingdom*	Managing Director, *Church Advisors*	October 1, 2003	1,350,000

Name, Position with the Company and Municipality of residence	Principal occupation	Director of the Company since	Number of Common Shares beneficially owned or over which control or direction is exercised
James A. Culver [(A)] Director *Jersey City, USA*	President, *Maple Trade Finance*, a division of *Maple Financial Group*	February 25, 2005	Nil
Robert D. Hirsh [(A)] Director Mexico City, Mexico	Managing Director and Unit - Head Capital Markets, *Scotiabank Inverlat*	February 25, 2005	100,000
Thomas L. Robyn *Parker, USA*	President, *St Group Inc.*	Nominee	Nil

(A) Member of the Audit Committee.

The information as to residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

All of the nominees whose names are hereinabove mentioned have previously been elected directors of the Company at a shareholders' meeting for which a proxy circular was issued except Messrs. James A. Culver, Robert D. Hirsh and Thomas L. Robyn.

Mr. James A. Culver holds a Ph. D. (Agricultural Economics) from the University of Tennessee (1978). He is President of *Maple Trade Finance* and Managing Director of *Maple Financial Group* since 2002. He is responsible for the development and management of *Commercial Finance Proprietary Trading Desk* and *Commercial Finance Hedge Fund* for this group. From 1997 to 2001, he was Executive Director of the *International Investment Group*, an alternative asset (hedge) fund. Mr. Culver has experience in corporate finance, investment banking and risk management.

Mr. Robert D. Hirsh has a Bachelor of Arts in economics from the University of Western Ontario and a MBA from the *Stern School of Business*, New York University with a major in finance (1995). Mr. Hirsh joined *Scotiabank* in 1995 as an associate working in global risk management and corporate banking and has been working in Mexico with *Scotiabank Inverlat* since April 1998. For the past three years, Mr. Hirsh has been the industry head of the mining, retail, telecommunication, and media sectors responsible for origination and primary client coverage. In his current role, Mr. Hirsh also has responsibility of managing a US$700 million loan portfolio.

Mr. Thomas L. Robyn holds a Ph.D. (Geology) from the University of Oregon (1977). He is President of *St Group Inc.*, a consulting group involved in exploration projects, since 1998. Mr. Robyn has participated in the design and management of geological and geophysical exploration for Ni-Cu-Co deposits in Scandinavia. He also has experience with epithermal gold properties (United States).

The management of the Company does not contemplate that any of the nominees will be unable or, for any reason will become unwilling, to serve as a director, but, if that should occur for any reason prior to the election, the persons named in the accompanying Form of Proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has specified in the Form of Proxy that his shares are to be withheld from voting on the election of directors.

Unless such authority is withheld, the persons named in the accompanying Form of Proxy will vote FOR the appointment of the persons identified hereinabove as directors of the Company until the next annual meeting or until their successor is elected.

2. Reappointment of auditors

The management of the Company proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as auditors of the Company and that the directors be authorized to fix their remuneration.

Unless such authority is withheld, the persons named in the accompanying Form of Proxy will FOR the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company and FOR their remuneration to be fixed by the directors of the Company.

3. Stock Option Plan

The Company maintains a stock option plan for the benefit of its own employees, officers, directors and consultants and of those of its subsidiaries (the "Plan"). The Plan is revised yearly.

The Plan provides for the grant of non assignable options to purchase common shares of the Company. The board of directors has authority to grant options and to determine their terms and conditions within the scope of the Plan. The exercise price of an option may not be lower than the closing price of the common shares of the Company on the TSX Venture Exchange on the last trading day before the day of the grant. The exercise price is payable in full at the time of exercise. The period of exercise may not exceed five years following the grant. A maximum number of 5,100,000 common shares may be reserved pursuant to the Plan. This maximum of 5,100,000 represents 9.7% of the total number of the common shares issued and outstanding as at August 2, 2005 and an increase of 1,400,000 common shares compared to the current plan.

During the financial year ended March 31, 2005, options to purchase 1,870,000 common shares of the Company were granted to employees, officers, directors and consultants of the Company.

The Company's management considers the Plan as an important means of participation to stimulate the interest of employees, officers, directors and consultants in the development of the Company. The Company's management and board of directors recommend to the shareholders that they approve the Plan, a copy of which is attached hereto as Schedule "A".

The Plan is subject to the approval of applicable regulatory authorities. The text of the resolution which shareholders of the Company will be asked to consider is set forth below:

"NOW THEREFORE IT IS RESOLVED THAT:

1. Subject to regulatory approvals, the adoption of stock option plan of the Company be and the same is hereby approved.

2. Any one director or officer of the Company be and he is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to this resolution."

Unless otherwise instructed, the persons named in the accompanying Form of Proxy will vote FOR the resolution.

EXECUTIVE REMUNERATION

Summary compensation table

The following table sets forth, for the financial years indicated therein, the compensation paid to individuals who were, as at March 31, 2005 and 2004, the Named Executive Officers of the Company.

Name and principal position	Financial year ended March 31	ANNUAL COMPENSATION			LONG TERM COMPENSATION			
					Awards		Payouts	
		Salary [1] ($)	Bonus ($)	Other annual compen-sation ($))	Securities under options granted (#)	Shares or Units subject of resale restrictions (#)	LTIP Payouts ($)	All other compensation ($)
Réjean Gosselin, President and Chief Executive Officer	2005	282,196	Nil	Nil	300,000	Nil	Nil	Nil
	2004 [2]	62,307	Nil	Nil	190,000	Nil	Nil	Nil
André St-Michel, Executive Vice-President	2005	282,196	Nil	Nil	300,000	Nil	Nil	Nil
	2004 [2]	62,307	Nil	Nil	190,000	Nil	Nil	Nil
Leonard Teoli, Chief Financial Officer	2005	58,726	Nil	Nil	100,000	Nil	Nil	Nil
	2004	50,125	Nil	Nil	135,000	Nil	Nil	Nil
	2003	31,652	Nil	Nil	10,000	Nil	Nil	Nil

(1) Includes geology consulting fees.

(2) Starting August 2003.

Options granted in financial year ended March 31, 2005

Name and principal position	Number of shares covered by the options (#)	% of total options granted during financial year (%)	Exercise price ($/share)	Market price of the common shares on the date of grant ($/share)	Date of expiration
Réjean Gosselin, President and Chief Executive Officer	300,000	16	0.75	0.74	08-30-09
André St-Michel, Executive Vice-President	300,000	16	0.75	0.74	08-30-09
Leonard Teoli, Chief Financial Officer	100,000	5	0.75	0.74	08-30-09

Options exercised in financial year ended March 31, 2005 and financial year-end option values

Name and principal position	Securities acquired on exercise of options (#)	Aggregated value realized ($)	Unexercised options at financial year-end exercisable / unexercisable (#)	Value of unexercised in-the-money options at financial year-end exercisable / unexercisable[1] ($)
Réjean Gosselin, President and Chief Executive Officer	Nil	Nil	340,000 / 150,000	Nil
André St-Michel, Executive Vice-President	Nil	Nil	340,000 / 150,000	Nil
Leonard Teoli, Chief Financial Officer	Nil	Nil	90,000 / 50,000	Nil

(1) Closing market price of the common shares of the Company on March 31, 2005: $0.55.

COMPENSATION OF DIRECTORS

The Company paid the following amounts to three directors during the year ended March 31, 2005:

- Chairman of the board: $75,000
- Two directors: $37,500

For the fiscal year ended March 31, 2005, none of the directors were compensated by the Company in their capacity as director.

LOANS TO DIRECTORS AND SENIOR OFFICERS

No loan was made by the Company to any director, senior officer, or previous member of management of the Company or its subsidiary to purchase shares of the Company of for any other purpose.

INTEREST OF INSIDERS AND OTHER PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management, no insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the beginning of the Company's last completed financial year or in any proposed transaction which, in either such case, has materially affected or will materially affect the Company, except as otherwise disclosed in the Circular.

OTHER BUSINESS

Management knows of no matters which will come before the meeting other than the matters referred to in the Notice of Meeting. If however other matters should properly come before the Meeting, the persons named in the enclosed proxy form will vote on these matters to the best of their knowledge and judgment.

AUDIT COMMITTEE

Audit Committee Charter

Under the rules of the TSX Venture Exchange, the Company is required to disclose the text of its audit committee's charter. The Company's disclosure is set out in Schedule "B" to this Circular.

Composition of the Audit Committee

Name	Independent	Financially literate
James A. Culver	Yes	Yes
Robert D. Hirsh	No	Yes
Philip Renaud	No	Yes

Dr. James A. Culver is President of *Maple Trade Finance*, a division of the *Maple Financial Group.* He developed and manages Maple's trade finance, commodity finance, and factoring businesses. He supervises the management of more than $500 million in assets involved in international trade including several metals clients. Before joining the *Maple Financial Group*, he co-managed the *IIG Trade Opportunities Fund* that provided commodity and trade finance to a range of small and medium sized corporate clients. In 1996-1997, he was visiting professor of Finance for the University of New York, teaching MBA courses in investment theory and derivatives. From 1983-1994, he worked for *Merrill Lynch* in various departments: commodity research, economic research and consulting service and commodity trading and finance. At Merrill Lynch, Dr. Culver managed the precious metals trading and the base

metals trading from 1990 to 1994. From 1994 to 1996, Dr. Culver was President of *Gerald Commodities*, a wholly owned subsidiary of *Gerald Metals*, which included the copper an aluminum trading operations. He has served as an advisor and consultant to US and Canadian companies with mining operations in Mexico. Dr. Culver is an independent director.

Mr. Robert D. Hirsh has a Bachelor of Arts in economics from the University of Western Ontario and a MBA from the *Stern School of Business*, New York University with a major in finance. For the past three years, Mr. Hirsh has been the industry head of the mining, retail, telecommunication, and media sectors responsible for origination and primary client coverage at *Scotiabank Inverlat* in Mexico. In his current role, Mr. Hirsh also has responsibility of managing a US$700 million loan portfolio. Prior to this, Mr. Hirsh was vice-president of investment banking, fixed income at *Casa de Bolsa Scotia Inverlat.* His responsibilities included origination and execution of debt capital markets products, marketing underwriting and distribution capabilities of commercial paper, debentures and medium term notes to corporate clients in Mexico. Mr. Hirsh is not considered an independent director because the Company does business with *Scotiabank Inverlat.*

Mr. Philip Renaud is Managing Director of *Church Advisors*. He is a graduate of Franklin College of Switzerland with a Bachelor of Arts in international financial management. He is a director and member of the Audit committee of Diagem Inc. He is also director of Canada Underwriting and of Yorbeau Resources Inc. Diagem Inc. and Yorbeau Resources Inc. are natural resource companies whose securities are listed respectively on TSX Venture Exchange and TSX Exchange. Mr. Renaud is Chairman of the board and as such, he is not considered an independent director.

Reliance on Certain Exemptions

The Company is relying upon the exemption from the requirements of MI 52-110 relating to the composition and reporting obligations of the Audit Committee provided in Section 6.1 of MI 52-110.

FEES

Audit Fees

The audit fees for the years ended March 31, 2005 and 2004 amounted respectively to $60,000 and $31,600.

Other Related Audit Fees

No other fees were charged by the auditors in the year ended March 31, 2005 ($10,669 for the year ended March 31, 2004).

Pre-approval Policies and Procedures

Under its charter, the Audit Committee has the mandate to review and pre-approve management requests for any consulting engagement to be performed by the auditors of the Company that is beyond the scope of their audit services. There were no such mandates in 2004-2005.

APPROVAL OF DIRECTORS

The contents of the Circular and the sending thereof have been approved by the board of directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS

Luce L. Saint-Pierre

Luce L. Saint-Pierre
Secretary
Montréal, Québec
August 2, 2005

SCHEDULE "A"

TO THE PROXY CIRCULAR

STOCK OPTION PLAN

---

1. PURPOSE OF PLAN

1.1 The purpose of the plan is to attract, retain and motivate persons as directors, officers, employees and consultants of the Company and its subsidiaries and to advance the interests of the Company by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Company.

2. DEFINED TERMS

Where used herein, the following terms shall have the following meanings, respectively:

2.1 "*board*" means the board of directors of the Company or the executive committee or any another committee duly constituted and authorized to act on behalf of the board in the matter of the stock option plan;

2.2 "*business day*" means any day, other than a Saturday or a Sunday, on which the Exchange is open for trading;

2.3 "*Company*" means collectively DIA BRAS EXPLORATION INC. and its subsidiaries;

2.4 "*consultant*" means a consultant as defined in Section 1.2 of Policy 4.4 of the TSX Venture Exchange;

2.5 "*eligible person*" means any director, officer, employee or consultant of the Company;

2.6 "*Exchange*" means any exchange on which the shares are listed;

2.7 "*insider*" means a director or an officer of the Company;

2.8 "*market price*" at any date in respect of the shares shall be the greatest closing price of such shares on any Exchange on the last business day preceding the date on which the option is approved by the board. In the event that such shares did not trade on such business day, the market price shall be the average of the bid and ask prices in respect of such shares at the close of trading on such date. In the event that such shares are not listed and posted for trading on any stock exchange, the market price shall be the fair market value of such shares as determined by the board in its sole discretion;

2.9 "*option*" means an option to purchase shares granted under the plan;

2.10 "*option price*" means the price per share at which shares may be purchased under the option, as the same may be adjusted from time to time in accordance with Section 8;

2.11 "*optionee*" means any eligible person to whom an option has been granted;

2.12 "*plan*" means the Company's share option plan, as same may be amended from time to time;

2.13 "*shares*" means the common shares of the Company or, in the event of an adjustment contemplated by Section 8, such other shares or securities to which an optionee may be entitled upon the exercise of an option as a result of such adjustment; and

2.14 *"subsidiary"* means any corporation controlled by the Company i.e. in which the Company holds an interest greater 50%.

3. ADMINISTRATION OF THE PLAN

3.1 The plan shall be administered in accordance with the rules and policies of the Exchange in respect of stock option plans. The board shall receive recommendations of management and shall determine from time to time those directors, officers, employees and consultants of the Company to whom options may be granted and the terms and conditions of the grant.

3.2 The board shall have the power, where consistent with the general purpose and intent of the plan and subject to the specific provisions of the plan:

(a) to establish policies and to adopt, prescribe, amend or vary rules and regulations for carrying out the purposes, provisions and administration of the plan and make all other determinations necessary or advisable for its management;

(b) to interpret and construe the plan and to determine all questions arising out of the plan and any option granted pursuant to the plan and any such interpretation, construction or determination made by the board shall be final, binding and conclusive for all purposes;

(c) to grant options;

(d) to determine the number of shares covered by each option;

(e) to determine the option price;

(f) to determine the period when the options will be vested and exercised;

(g) to determine if the shares issued upon the exercise of option are subject to any restrictions; and

(h) to prescribe the form of the instruments relating to the grant, exercise and other terms of options which initially shall be substantially in the form annexed hereto as Schedule "A".

4. SHARES SUBJECT TO THE PLAN

4.1 Options may be granted in respect of authorized and unissued shares provided that, subject to any increase authorized by the board and approved by the shareholders or the Company and the applicable regulatory authorities, the maximum aggregate number of shares reserved by the Company for issuance and which may be purchased upon the exercise of all options shall not exceed 5,100,000. No fractional shares may be purchased or issued under the plan.

5. ELIGIBILITY, GRANT AND TERMS OF OPTIONS

5.1 Options may only be granted to the directors, officers, employees and consultants of the Company.

5.2 Options are non-assignable and non-transferable.

5.3 Options that have been cancelled or that have expired without being exercised continue to be issuable.

5.4 At no time shall the period during which an option shall be exercisable exceed five (5) years.

5.5 Stock options and listed shares issued on the exercise of stock options must be legended with a four month hold period commencing on the date the stock options were granted.

5.6 The option price of shares, which are the subject of any option, shall in no circumstances be lower than the market price of the shares at the date of the grant of the option.

5.7 The maximum number of shares, which may be reserved for issuance to any one optionee, in any 12-month period, shall not exceed 5% of the shares outstanding at the date of the grant (on a non-diluted basis).

5.8 The maximum number of shares, which may be reserved for issuance to any consultant, in any 12-month period, shall not exceed 2% of the shares outstanding at the date of the grant (on a non-diluted basis).

5.9 The maximum number of shares granted to persons employed to provide investor relations activities must not exceed 2% of the shares outstanding at the date of the grant (on a non-diluted basis) in any 12-month period.

5.10 Options issued to consultants performing investor relations activities must vest in stages over 12 months with no more than ¼ of the options vesting in any three-month period.

5.11 For stock options granted to employees, consultants or management company employees, the Company must represent that the optionee is a *bona fide* employee, consultant or management company employee, as the case may be.

5.12 The optionee may take up to a maximum of 25% of the shares covered by the option during the quarter of the grant, and 12.5% during each of the six following quarters, provided, however, that if the number of shares taken up under the option during any such quarter is less than the percentage allowed, the optionee shall have the right, at any time during the remainder of the term of the option, to purchase such number of shares subject to the option that were purchasable but not purchased.

6. EXERCISE OF OPTIONS

6.1 Subject to the provisions of the plan, an option may be exercised from time to time by delivery to the Company at its registered office of a written notice of exercise addressed to the secretary of the Company specifying the number of shares with respect to which the option is being exercised and accompanied by payment in full of the option price of the shares to be purchased. Certificates for such shares shall be issued and delivered to the optionee within a reasonable period of time following the receipt of such notice and payment.

6.2 Notwithstanding any of the provisions contained in the plan or in any option, the Company's obligation to issue shares to an optionee pursuant to the exercise of an option shall be subject to:

(a) obtaining approval of such governmental or regulatory authority as counsel to the Company shall reasonably determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; and

(b) the receipt from the optionee of such representations as the Company or its counsel reasonably determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

7. TERMINATION OF EMPLOYMENT OR MANDATE, DEATH

7.1 Subject to any provision of the plan and any express resolution passed by the board with respect to an option, an option and all rights to purchase pursuant thereto, shall expire at the latest 90 days after the optionee ceases to be a director, officer, employee or consultant of the Company. If the optionee provides investor relation services, the option shall expire within 30 days of the end of the mandate.

7.2 In case of the death of the optionee, any option may, subject to the terms thereof and any other terms of the plan, be exercised by the legal representative(s) of the estate of the optionee at any time during 90 days following the death of the optionee but prior to the expiry of the option and only to the extent that the optionee was entitled to exercise such option at the date of death.

8. CHANGE IN CONTROL AND CERTAIN ADJUSTMENTS

8.1 Notwithstanding any other provision of this plan in the event of:

(a) the acquisition by any person who was not, immediately prior to the effective time of the acquisition, a registered or a beneficial shareholder in the Company, of shares or rights or options to acquire shares of the Company or securities which are convertible into shares of the Company or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 30% or more of the votes entitled to be cast at a meeting of the shareholders; or

(b) the sale by the Company of all or substantially all of the property or assets of the Company;

then notwithstanding that at the effective time of such transaction the optionee may not be entitled to all the shares granted by the option, the optionee shall be entitled to exercise the options to the full amount of the shares granted by the option within 90 days of the close of any such transaction.

8.2 Appropriate adjustments with respect to options granted or to be granted, in the number of shares optioned and in the option price, shall be made by the board to give effect to adjustments in the number of shares of the Company resulting from reclassifications, subdivisions or consolidations of the shares of the Company, the payment of stock dividends or cash dividends by the Company (other than dividends in the ordinary course), the distribution of securities, property or assets by way of dividend or otherwise (other than dividends in the ordinary course), or other relevant changes in the capital stock of the Company or the amalgamation or merger of the Company with or into any other entity, subsequent to the approval of the plan by the board. The appropriate adjustment in any particular circumstance shall be conclusively determined by the board in its sole discretion, subject to approval by the shareholders of the Company and to acceptance by the Exchange respectively, if applicable.

9. AMENDMENTS OR DISCONTINUANCE OF PLAN

9.1 The board may amend or discontinue the plan at any time upon receipt of requisite regulatory approvals provided, however, that no such amendment may increase the maximum number of shares that may be optioned under the plan, change the manner of determining the minimum option price or alter or impair any of the terms of any option previously granted to an optionee under the plan.

9.2 A disinterested shareholder approval must be obtained for any reduction in the exercise price if the optionee is an insider of the Company at the time of the proposed amendment.

10. MISCELLANEOUS PROVISIONS

10.1 The holder of an option shall not have any rights as shareholder of the Company with respect to any of the shares covered by such option until such holder shall have exercised such option in accordance with the terms of the plan (including tendering payment in full of the option price of the shares in respect of which the option is being exercised) and the issuance of shares by the Company.

10.2 Nothing in the plan or any option shall confer upon an optionee any right to continue in the employ of the Company or affect in any way the right of the Company to terminate his employment at any time.

11. SHAREHOLDERS AND REGULATORY APPROVAL

11.1 The plan shall be subject to the approval of the shareholders of the Company to be given by a resolution passed at a meeting of the shareholders of the Company and to acceptance by the regulatory authorities. Any options granted prior to such approval and acceptances shall be conditional upon such approval and acceptance being given and no such options may be exercised unless such approval and acceptance is given.

APPROVED BY THE BOARD OF DIRECTORS

August 2, 2005

SCHEDULE TO SHARE OPTION PLAN

CERTIFICATE OF DIA BRAS EXPLORATION INC.

DIA BRAS EXPLORATION INC. (the "Company"), for good and valuable consideration, hereby grants to the optionee set forth below an option to purchase common shares of the Company. The option shall be subject to the terms and conditions set forth in the Company's share option plan, as the same may be amended or replaced from time to time (the "plan"), and in addition shall be subject to the terms set forth below:

OPTIONEE	:	______________________________
POSITION WITH THE COMPANY	:	______________________________
NUMBER OF SHARES	:	______________________________
OPTION PRICE	:	______________________________
EXPIRY DATE OF OPTION	:	______________________________
RIGHTS OF EXERCISE	:	______________________________

At 5:00 p.m. (Montreal time) on the expiry date, the options granted will expire and terminate and be of no further force and effect whatsoever as to the shares for which the option hereby granted has not been exercised.

Where used herein all defined terms shall have the respective meanings attributed thereto in the plan. As provided for under the plan, the option provided for herein is not assignable to any other person.

DATED this __________ day of _______________ 200 ___ .

DIA BRAS EXPLORATION INC.

Per: ______________________________

OFFICER OF THE COMPANY

The undersigned hereby acknowledges receipt of a copy of the plan and accepts and agrees to the grant of this option on the terms and conditions set forth herein and in the plan effective as of the date above written.

SIGNED this _________ day of _______________ 200 ___ .

____

SIGNATURE OF OPTIONEE

SCHEDULE "B"

TO THE PROXY CIRCULAR

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

I. PURPOSE

The Audit Committee (the "Committee") is a committee of the Board of Directors. The primary function of the Committee is to assist the Board of Directors in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community. The external auditors will report directly to the Committee. The Committee's primary duties and responsibilities are:

- overseeing the integrity of the Company's financial statements and reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;
- recommending the appointment and reviewing and appraising the audit efforts of the Company's external auditors, overseeing the external auditors' qualifications and independence and providing an open avenue of communication among the external auditors, financial and senior management and the Board of Directors;
- monitoring the Company's financial reporting process and internal controls, its management of business and financial risk, and its compliance with legal, ethical and regulatory requirements.

II. COMPOSITION

The Committee shall consist of a minimum of three directors of the Company the majority of whom shall not be officers or "control persons", as such term is defined hereunder, of the Company. All members shall, to the satisfaction of the Board of Directors, be "financially literate" as such term is defined hereunder.

The members of the Committee shall be appointed by the Board of Directors. The Board of Directors may remove a member of the Committee at any time in its sole discretion by resolution of the Board.

III. DUTIES AND RESPONSIBILITIES

1. The Committee shall review and recommend to the Board for approval:

   (a) The Company's financial statements (annual and quarterly), MD&A and earnings releases to be filed with regulatory bodies such as securities commissions prior to filing or prior to the release of earnings.

   (b) Documents referencing, containing or incorporating by reference the annual audited consolidated financial statements or interim financial results (e.g., prospectuses, press releases with financial results) prior to their release.

2. The Committee, in fulfilling its mandate, will:

   (a) Satisfy itself that adequate internal controls and procedures are in place to allow the Chief Executive Officer and the Chief Financial Officer to certify financial statements and other disclosure documents as required under securities laws.

(b) Recommend to the Board of Directors the selection of the external auditor, consider the independence and effectiveness and approve the fees and other compensation to be paid to the external auditor.

(c) Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor, and discussing and resolving any material differences of opinion or disagreements between management and the external auditor.

(d) Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements.

(e) Obtain and review annually a report prepared by the external auditors summarizing the auditors' internal quality-control procedures and processes.

(f) Review the scope of the external audit, including the fees involved.

(g) Review the report of the external auditor on the annual audited financial statements.

(h) Review the problems identified during audit, and, if any, the limits and restrictions imposed by management and any significant accounting matter for which management sought a second opinion.

(i) Review and approve requests for any management consulting engagement to be performed by the external auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees.

(j) Review with management, the external auditors and legal counsel, any litigation, claims or other contingency, including tax assessments, which could have a material affect upon the financial position or operating results of the Company, and whether these matters have been appropriately disclosed in the financial statements.

(k) Review with management their approach with respect to business ethics and corporate conduct.

(l) Review periodically legal and regulatory requirements that, if breached, could have a significant impact on the Company's published financial reports or reputation. Inquire on the extent of compliance with security policies.

(m) Review with management the accuracy and timeliness of filings with regulatory authorities.

(n) Review annually general insurance coverage of the Company to ensure adequate protection of major corporate assets including but not limited to D&O coverage.

3. Annually, the Committee will review its Charter and, where appropriate, recommend changes to the Board of Directors.

IV. MEETINGS

1. The Committee shall meet no less than four times per year. At least annually, the Committee shall meet separately with management and with the external auditors.

2. The external auditors of the Company will receive notice of every meeting of the Committee. The external auditors may also call a meeting of the Committee.

3. The Board shall be kept informed of the Committee's activities by copies of minutes, at the next board meeting following each Committee meeting or by a verbal report.

V. QUORUM

Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Committee.

VI. DEFINITIONS

In accordance with *Multilateral Instrument 52-110 – Audit Committees,*

"**Financially literate**" means "that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements."

"**Control Person**" means "any person that holds or is one of a combination of persons that holds a sufficient number of any of the securities of the Company so as to affect materially the control of the Company, or that holds more than 20% of the outstanding voting shares of the Company except where there is evidence showing that the holder of those securities does not materially affect the control of the Company."

APPROVED BY THE BOARD OF DIRECTORS

August 2, 2005



1500 University Street, Suite 700, Montreal, Quebec H3A 3S8 Tel : (514) 982-7888 Fax : (514) 982-7580

July 11, 2005 **SEDAR #3031**

To: TSX Venture Exchange
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Subject: Dia Bras Exploration Inc. **AMENDED**

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual and Special Meeting of Shareholders
2.	Security Description of Voting Issue	:	Common Shares
3.	CUSIP Number	:	25244F109
4.	**Record Date**	**:**	**August 2, 2005**
5.	Meeting Date	:	August 30, 2005
6.	Meeting Location	:	Montreal, Quebec

Yours truly,

Computershare Trust Company of Canada
Agent for Dia Bras Exploration Inc.

c.c.: Dia Bras Exploration Inc.



1500, rue University, Bureau 700, Montréal, Québec H3A 3S8 Tél. : (514) 982-7888 Téléc. : (514) 982-7580

Le 11 juillet 2005 **SEDAR #3031**

Destinataire : L'Autorité des marchés financiers

Objet : Exploration Dia Bras inc. **MODIFIÉ**

Madame, Monsieur,

Veuillez prendre note des informations relatives à la prochaine assemblée des actionnaires de la société précitée:

1.	Genre d'assemblée	:	Annuelle et extraordinaire des actionnaires
2.	Description de l'émission	:	Actions ordinaires
3.	Numéro du cusip	:	25244F109
4.	**Date d'inscription**	**:**	**Le 2 août 2005**
5.	Date de l'assemblée	:	Le 30 août 2005
6.	Endroit de l'assemblée	:	Montréal (Québec)

Veuillez agréer, Madame, Monsieur, nos salutations les meilleures.

Société de fiducie Computershare du Canada
Agent pour Exploration Dia Bras inc.

cc: Exploration Dia Bras inc.

DIA BRAS EXPLORATION INC.

Proxy for the Annual and Special Meeting of Shareholders

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

The undersigned, shareholder of **DIA BRAS EXPLORATION INC.**, hereby appoints (CHECK (A) OR (B))

☐ (A) **Réjean Gosselin** of Saint-Hilaire, Québec, or failing him, **Luce L. Saint-Pierre** of Montréal, Québec

OR

☐ (B) ____

(Name) (Address)

as the proxy of the undersigned to attend, act and vote for and on behalf of the undersigned at **the Annual and Special Meeting of Shareholders of the Company, to be held in Room Expo, 16th Floor, 630 René-Lévesque Boulevard West, Montréal, Québec, on Tuesday, August 30, 2005, at 10:00 a.m. (local time) and at any and all adjournments thereof.**

The voting rights attached to the shares represented by this proxy will be exercised pursuant to the instructions given below. However, if no instruction is given, the voting rights attached to the shares represented by this proxy will be exercised FOR the proposals set out herein.

(MARK WITH AN X)

➢ Election of the directors of the Company:

James A. Culver	FOR	☐
	WITHHOLD	☐
Réjean Gosselin	FOR	☐
	WITHHOLD	☐
Robert D. Hirsh	FOR	☐
	WITHHOLD	☐
Philip Renaud	FOR	☐
	WITHHOLD	☐
Thomas L. Robyn	FOR	☐
	WITHHOLD	☐
André St-Michel	FOR	☐
	WITHHOLD	☐

➢ Appointment of PricewaterhouseCoopers LLP as auditors of the Company and authorization to the directors to fix their remuneration — FOR ☐ WITHHOLD ☐

➢ Approval of the stock option plan of the Company — FOR ☐ AGAINST ☐

DISCRETIONARY AUTHORITY IS HEREBY CONFERRED with respect to any amendment or variation to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting. At the time of the Circular, management knows of no such amendments, variations or other matters to come before the Meeting.

Dated this ______ day of ______ 2005.

____
SIGNATURE OF THE SHAREHOLDER

REFERENCE IS MADE TO THE ENCLOSED PROXY CIRCULAR

This proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal, by a duly authorized officer or attorney thereof. If the proxy is not dated, it shall be deemed to bear the date on which it is mailed. Please return to Computershare Trust Company of Canada no later than the close of business (5:00 p.m.) on August 26, 2005.

(Français au verso)

DIA BRAS EXPLORATION INC.

PROXY CIRCULAR

SOLICITATION OF PROXIES

This Circular is provided in connection with the solicitation of proxies by the management of DIA BRAS EXPLORATION INC. (the "Company") for use at the annual and special meeting of the shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof (the "Meeting"). The solicitation will be primarily by mail, but proxies may also be solicited by telephone or by telecopier or personally by directors, officers or employees of the Company. The cost of solicitation is borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed Form of Proxy are officers of the Company. **A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him at the Meeting, may do so by inserting such person's name in the blank space provided in the Form of Proxy and depositing the duly completed Form of Proxy at the registered office of the Company or the Company's transfer agent indicated on the enclosed envelope prior to the close of business on the second business day preceding the date of the Meeting (exclusive of Saturdays, Sundays and holidays).**

Any proxy given may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of the Company or its transfer agent at any time prior to the close of business on the second business day preceding the date of the Meeting or in any other manner permitted by law. The shareholder may choose to attend the Meeting in person and exercise his/her voting rights.

EXERCISE OF DISCRETION BY PROXIES

A shareholder forwarding the enclosed Form of Proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. The persons named in the enclosed Form of Proxy will vote the shares in respect of which they are appointed in accordance with the direction, if any, of the shareholders appointing them. **In the absence of such direction, such shares will be voted in favor of the passing of all the resolutions described below. The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to any amendment or variation to matters identified in the Notice of Meeting and to any other matter which may properly come before the Meeting.** At the time of the Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, in either case, the persons named in the Form of Proxy will vote according to their best judgment.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The board of directors of the Company has set the record date on August 2nd, 2005, being the date for the determination of the registered holders of securities entitled to receive Notice of the Meeting and to attend the Meeting and vote thereat either in person or by proxy.

On August 2nd, 2005, 52,208,124 common shares (the "Common Shares") of the Company were issued and outstanding. The Common Shares are the only securities outstanding and entitled to be voted at the Meeting.

On August 2nd, 2005, to the knowledge of the directors and officers of the Company, the only persons, firms or corporations who own, directly or indirectly, or exercise control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company, are as follows:

Name	Type of Ownership	Number of Common Shares	Percentage of Issued Common Shares
Rab Special Situations (Master) Fund Limited	Direct	5,586,666	10.7%

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON AT THE MEETING

As of the date hereof, except as set out herein and except insofar as they may be shareholders of the Company, no director or officer of the Company or any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

BUSINESS TO BE TRANSACTED AT THE MEETING

1. Election of directors

The Articles of the Company provide that the board of directors shall consist of a minimum of one (1) and a maximum of fifteen (15) directors. The current board of directors consists of six (6) directors. The term of office of each director expires upon the election of his successor unless he resigns or his office becomes vacant by death, removal or other cause.

The six (6) persons whose name is set forth in the table below are the nominees for election as directors of the Company as proposed by management. Five of these persons are currently directors of the Company.

The following table sets forth certain information pertaining to the persons proposed to be nominated for election as directors.

Name, Position with the Company and Municipality of residence	Principal occupation	Director of the Company since	Number of Common Shares beneficially owned or over which control or direction is exercised
Réjean Gosselin President, Chief Executive Officer and director *Saint-Hilaire, Québec*	President and Chief Executive Officer of the Company	September 30, 2003	485,334
André St-Michel Executive Vice-President and director *Rouyn-Noranda, Québec*	Executive Vice-President of the Company	September 30, 2003	147,067
Philip Renaud (A) Chairman of the Board and director *London, United Kingdom*	Managing Director, *Church Advisors*	October 1, 2003	1,600,000

Name, Position with the Company and Municipality of residence	Principal occupation	Director of the Company since	Number of Common Shares beneficially owned or over which control or direction is exercised
James A. Culver [(A)] Director *Jersey City, USA*	President, *Maple Trade Finance*, a division of *Maple Financial Group*	February 25, 2005	Nil
Robert D. Hirsh [(A)] Director Mexico City, Mexico	Managing Director and Unit - Head Capital Markets, *Scotiabank Inverlat*	February 25, 2005	100,000
Thomas L. Robyn *Parker, USA*	President, *St Group Inc.*	Nominee	Nil

(A) Member of the Audit Committee.

The information as to residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

All of the nominees whose names are hereinabove mentioned have previously been elected directors of the Company at a shareholders' meeting for which a proxy circular was issued except Messrs. James A. Culver, Robert D. Hirsh and Thomas L. Robyn.

Mr. James A. Culver holds a Ph. D. (Agricultural Economics) from the University of Tennessee (1978). He is President of *Maple Trade Finance* and Managing Director of *Maple Financial Group* since 2002. He is responsible for the development and management of *Commercial Finance Proprietary Trading Desk* and *Commercial Finance Hedge Fund* for this group. From 1997 to 2001, he was Executive Director of the *International Investment Group*, an alternative asset (hedge) fund. Mr. Culver has experience in corporate finance, investment banking and risk management.

Mr. Robert D. Hirsh has a Bachelor of Arts in economics from the University of Western Ontario and a MBA from the *Stern School of Business*, New York University with a major in finance (1995). Mr. Hirsh joined *Scotiabank* in 1995 as an associate working in global risk management and corporate banking and has been working in Mexico with *Scotiabank Inverlat* since April 1998. For the past three years, Mr. Hirsh has been the industry head of the mining, retail, telecommunication, and media sectors responsible for origination and primary client coverage. In his current role, Mr. Hirsh also has responsibility of managing a US$700 million loan portfolio.

Mr. Thomas L. Robyn holds a Ph.D. (Geology) from the University of Oregon (1977). He is President of *St Group Inc.*, a consulting group involved in exploration projects, since 1998. Mr. Robyn has participated in the design and management of geological and geophysical exploration for Ni-Cu-Co deposits in Scandinavia. He also has experience with epithermal gold properties (United States).

The management of the Company does not contemplate that any of the nominees will be unable or, for any reason will become unwilling, to serve as a director, but, if that should occur for any reason prior to the election, the persons named in the accompanying Form of Proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has specified in the Form of Proxy that his shares are to be withheld from voting on the election of directors.

Unless such authority is withheld, the persons named in the accompanying Form of Proxy will vote FOR the appointment of the persons identified hereinabove as directors of the Company until the next annual meeting or until their successor is elected.

2. Reappointment of auditors

The management of the Company proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as auditors of the Company and that the directors be authorized to fix their remuneration.

Unless such authority is withheld, the persons named in the accompanying Form of Proxy will FOR the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company and FOR their remuneration to be fixed by the directors of the Company.

3. Stock Option Plan

The Company maintains a stock option plan for the benefit of its own employees, officers, directors and consultants and of those of its subsidiaries (the "Plan"). The Plan is revised yearly.

The Plan provides for the grant of non assignable options to purchase common shares of the Company. The board of directors has authority to grant options and to determine their terms and conditions within the scope of the Plan. The exercise price of an option may not be lower than the closing price of the common shares of the Company on the TSX Venture Exchange on the last trading day before the day of the grant. The exercise price is payable in full at the time of exercise. The period of exercise may not exceed five years following the grant. A maximum number of 5,100,000 common shares may be reserved pursuant to the Plan. This maximum of 5,100,000 represents 9.7% of the total number of the common shares issued and outstanding as at August 2, 2005 and an increase of 1,400,000 common shares compared to the current plan.

During the financial year ended March 31, 2005, options to purchase 1,870,000 common shares of the Company were granted to employees, officers, directors and consultants of the Company.

The Company's management considers the Plan as an important means of participation to stimulate the interest of employees, officers, directors and consultants in the development of the Company. The Company's management and board of directors recommend to the shareholders that they approve the Plan, a copy of which is attached hereto as Schedule "A".

The Plan is subject to the approval of applicable regulatory authorities. The text of the resolution which shareholders of the Company will be asked to consider is set forth below:

"NOW THEREFORE IT IS RESOLVED THAT:

1. Subject to regulatory approvals, the adoption of stock option plan of the Company be and the same is hereby approved.

2. Any one director or officer of the Company be and he is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to this resolution."

Unless otherwise instructed, the persons named in the accompanying Form of Proxy will vote FOR the resolution.

EXECUTIVE REMUNERATION

Summary compensation table

The following table sets forth, for the financial years indicated therein, the compensation paid to individuals who were, as at March 31, 2005 and 2004, the Named Executive Officers of the Company.

Name and principal position	Financial year ended March 31	ANNUAL COMPENSATION			LONG TERM COMPENSATION			
					Awards		Payouts	
		Salary [1] ($)	Bonus ($)	Other annual compen-sation ($))	Securities under options granted (#)	Shares or Units subject of resale restrictions (#)	LTIP Payouts ($)	All other compensation ($)
Réjean Gosselin, President and Chief Executive Officer	2005	282,196	Nil	Nil	300,000	Nil	Nil	Nil
	2004 [2]	62,307	Nil	Nil	190,000	Nil	Nil	Nil
André St-Michel, Executive Vice-President	2005	282,196	Nil	Nil	300,000	Nil	Nil	Nil
	2004 [2]	62,307	Nil	Nil	190,000	Nil	Nil	Nil
Leonard Teoli, Chief Financial Officer	2005	58,726	Nil	Nil	100,000	Nil	Nil	Nil
	2004	50,125	Nil	Nil	135,000	Nil	Nil	Nil
	2003	31,652	Nil	Nil	10,000	Nil	Nil	Nil

(1) Includes geology consulting fees.

(2) Starting August 2003.

Options granted in financial year ended March 31, 2005

Name and principal position	Number of shares covered by the options (#)	% of total options granted during financial year (%)	Exercise price ($/share)	Market price of the common shares on the date of grant ($/share)	Date of expiration
Réjean Gosselin, President and Chief Executive Officer	300,000	16	0.75	0.74	08-30-09
André St-Michel, Executive Vice-President	300,000	16	0.75	0.74	08-30-09
Leonard Teoli, Chief Financial Officer	100,000	5	0.75	0.74	08-30-09

Options exercised in financial year ended March 31, 2005 and financial year-end option values

Name and principal position	Securities acquired on exercise of options (#)	Aggregated value realized ($)	Unexercised options at financial year-end exercisable / unexercisable (#)	Value of unexercised in-the-money options at financial year-end exercisable / unexercisable[1] ($)
Réjean Gosselin, President and Chief Executive Officer	Nil	Nil	340,000 / 150,000	Nil
André St-Michel, Executive Vice-President	Nil	Nil	340,000 / 150,000	Nil
Leonard Teoli, Chief Financial Officer	Nil	Nil	90,000 / 50,000	Nil

(1) Closing market price of the common shares of the Company on March 31, 2005: $0.55.

COMPENSATION OF DIRECTORS

The Company paid the following amounts to three directors during the year ended March 31, 2005:

- Chairman of the board: $75,000
- Two directors: $37,500

For the fiscal year ended March 31, 2005, none of the directors were compensated by the Company in their capacity as director.

LOANS TO DIRECTORS AND SENIOR OFFICERS

No loan was made by the Company to any director, senior officer, or previous member of management of the Company or its subsidiary to purchase shares of the Company of for any other purpose.

INTEREST OF INSIDERS AND OTHER PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management, no insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the beginning of the Company's last completed financial year or in any proposed transaction which, in either such case, has materially affected or will materially affect the Company, except as otherwise disclosed in the Circular.

OTHER BUSINESS

Management knows of no matters which will come before the meeting other than the matters referred to in the Notice of Meeting. If however other matters should properly come before the Meeting, the persons named in the enclosed proxy form will vote on these matters to the best of their knowledge and judgment.

AUDIT COMMITTEE

Audit Committee Charter

Under the rules of the TSX Venture Exchange, the Company is required to disclose the text of its audit committee's charter. The Company's disclosure is set out in Schedule "B" to this Circular.

Composition of the Audit Committee

Name	Independent	Financially literate
James A. Culver	Yes	Yes
Robert D. Hirsh	No	Yes
Philip Renaud	No	Yes

Dr. James A. Culver is President of *Maple Trade Finance*, a division of the *Maple Financial Group.* He developed and manages Maple's trade finance, commodity finance, and factoring businesses. He supervises the management of more than $500 million in assets involved in international trade including several metals clients. Before joining the *Maple Financial Group*, he co-managed the *IIG Trade Opportunities Fund* that provided commodity and trade finance to a range of small and medium sized corporate clients. In 1996-1997, he was visiting professor of Finance for the University of New York, teaching MBA courses in investment theory and derivatives. From 1983-1994, he worked for *Merrill Lynch* in various departments: commodity research, economic research and consulting service and commodity trading and finance. At Merrill Lynch, Dr. Culver managed the precious metals trading and the base

metals trading from 1990 to 1994. From 1994 to 1996, Dr. Culver was President of *Gerald Commodities*, a wholly owned subsidiary of *Gerald Metals*, which included the copper an aluminum trading operations. He has served as an advisor and consultant to US and Canadian companies with mining operations in Mexico. Dr. Culver is an independent director.

Mr. Robert D. Hirsh has a Bachelor of Arts in economics from the University of Western Ontario and a MBA from the *Stern School of Business*, New York University with a major in finance. For the past three years, Mr. Hirsh has been the industry head of the mining, retail, telecommunication, and media sectors responsible for origination and primary client coverage at *Scotiabank Inverlat* in Mexico. In his current role, Mr. Hirsh also has responsibility of managing a US$700 million loan portfolio. Prior to this, Mr. Hirsh was vice-president of investment banking, fixed income at *Casa de Bolsa Scotia Inverlat*. His responsibilities included origination and execution of debt capital markets products, marketing underwriting and distribution capabilities of commercial paper, debentures and medium term notes to corporate clients in Mexico. Mr. Hirsh is not considered an independent director because the Company does business with *Scotiabank Inverlat*.

Mr. Philip Renaud is Managing Director of *Church Advisors*. He is a graduate of Franklin College of Switzerland with a Bachelor of Arts in international financial management. He is a director and member of the Audit committee of Diagem Inc. He is also director of Canada Underwriting and of Yorbeau Resources Inc. Diagem Inc. and Yorbeau Resources Inc. are natural resource companies whose securities are listed respectively on TSX Venture Exchange and TSX Exchange. Mr. Renaud is Chairman of the board and as such, he is not considered an independent director.

Reliance on Certain Exemptions

The Company is relying upon the exemption from the requirements of MI 52-110 relating to the composition and reporting obligations of the Audit Committee provided in Section 6.1 of MI 52-110.

FEES

Audit Fees

The audit fees for the years ended March 31, 2005 and 2004 amounted respectively to $60,000 and $31,600.

Other Related Audit Fees

No other fees were charged by the auditors in the year ended March 31, 2005 ($10,669 for the year ended March 31, 2004).

Pre-approval Policies and Procedures

Under its charter, the Audit Committee has the mandate to review and pre-approve management requests for any consulting engagement to be performed by the auditors of the Company that is beyond the scope of their audit services. There were no such mandates in 2004-2005.

APPROVAL OF DIRECTORS

The contents of the Circular and the sending thereof have been approved by the board of directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS

Luce L. Saint-Pierre

Luce L. Saint-Pierre
Secretary
Montréal, Québec
August 2, 2005

SCHEDULE "A"

TO THE PROXY CIRCULAR

STOCK OPTION PLAN

1. PURPOSE OF PLAN

1.1 The purpose of the plan is to attract, retain and motivate persons as directors, officers, employees and consultants of the Company and its subsidiaries and to advance the interests of the Company by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Company.

2. DEFINED TERMS

Where used herein, the following terms shall have the following meanings, respectively:

2.1 "*board*" means the board of directors of the Company or the executive committee or any another committee duly constituted and authorized to act on behalf of the board in the matter of the stock option plan;

2.2 "*business day*" means any day, other than a Saturday or a Sunday, on which the Exchange is open for trading;

2.3 "*Company*" means collectively DIA BRAS EXPLORATION INC. and its subsidiaries;

2.4 "*consultant*" means a consultant as defined in Section 1.2 of Policy 4.4 of the TSX Venture Exchange;

2.5 "*eligible person*" means any director, officer, employee or consultant of the Company;

2.6 "*Exchange*" means any exchange on which the shares are listed;

2.7 "*insider*" means a director or an officer of the Company;

2.8 "*market price*" at any date in respect of the shares shall be the greatest closing price of such shares on any Exchange on the last business day preceding the date on which the option is approved by the board. In the event that such shares did not trade on such business day, the market price shall be the average of the bid and ask prices in respect of such shares at the close of trading on such date. In the event that such shares are not listed and posted for trading on any stock exchange, the market price shall be the fair market value of such shares as determined by the board in its sole discretion;

2.9 "*option*" means an option to purchase shares granted under the plan;

2.10 "*option price*" means the price per share at which shares may be purchased under the option, as the same may be adjusted from time to time in accordance with Section 8;

2.11 "*optionee*" means any eligible person to whom an option has been granted;

2.12 "*plan*" means the Company's share option plan, as same may be amended from time to time;

2.13 "*shares*" means the common shares of the Company or, in the event of an adjustment contemplated by Section 8, such other shares or securities to which an optionee may be entitled upon the exercise of an option as a result of such adjustment; and

2.14 *"subsidiary"* means any corporation controlled by the Company i.e. in which the Company holds an interest greater 50%.

3. ADMINISTRATION OF THE PLAN

3.1 The plan shall be administered in accordance with the rules and policies of the Exchange in respect of stock option plans. The board shall receive recommendations of management and shall determine from time to time those directors, officers, employees and consultants of the Company to whom options may be granted and the terms and conditions of the grant.

3.2 The board shall have the power, where consistent with the general purpose and intent of the plan and subject to the specific provisions of the plan:

(a) to establish policies and to adopt, prescribe, amend or vary rules and regulations for carrying out the purposes, provisions and administration of the plan and make all other determinations necessary or advisable for its management;

(b) to interpret and construe the plan and to determine all questions arising out of the plan and any option granted pursuant to the plan and any such interpretation, construction or determination made by the board shall be final, binding and conclusive for all purposes;

(c) to grant options;

(d) to determine the number of shares covered by each option;

(e) to determine the option price;

(f) to determine the period when the options will be vested and exercised;

(g) to determine if the shares issued upon the exercise of option are subject to any restrictions; and

(h) to prescribe the form of the instruments relating to the grant, exercise and other terms of options which initially shall be substantially in the form annexed hereto as Schedule "A".

4. SHARES SUBJECT TO THE PLAN

4.1 Options may be granted in respect of authorized and unissued shares provided that, subject to any increase authorized by the board and approved by the shareholders or the Company and the applicable regulatory authorities, the maximum aggregate number of shares reserved by the Company for issuance and which may be purchased upon the exercise of all options shall not exceed 5,100,000. No fractional shares may be purchased or issued under the plan.

5. ELIGIBILITY, GRANT AND TERMS OF OPTIONS

5.1 Options may only be granted to the directors, officers, employees and consultants of the Company.

5.2 Options are non-assignable and non-transferable.

5.3 Options that have been cancelled or that have expired without being exercised continue to be issuable.

5.4 At no time shall the period during which an option shall be exercisable exceed five (5) years.

5.5 Stock options and listed shares issued on the exercise of stock options must be legended with a four month hold period commencing on the date the stock options were granted.

5.6 The option price of shares, which are the subject of any option, shall in no circumstances be lower than the market price of the shares at the date of the grant of the option.

5.7 The maximum number of shares, which may be reserved for issuance to any one optionee, in any 12-month period, shall not exceed 5% of the shares outstanding at the date of the grant (on a non-diluted basis).

5.8 The maximum number of shares, which may be reserved for issuance to any consultant, in any 12-month period, shall not exceed 2% of the shares outstanding at the date of the grant (on a non-diluted basis).

5.9 The maximum number of shares granted to persons employed to provide investor relations activities must not exceed 2% of the shares outstanding at the date of the grant (on a non-diluted basis) in any 12-month period.

5.10 Options issued to consultants performing investor relations activities must vest in stages over 12 months with no more than ¼ of the options vesting in any three-month period.

5.11 For stock options granted to employees, consultants or management company employees, the Company must represent that the optionee is a *bona fide* employee, consultant or management company employee, as the case may be.

5.12 The optionee may take up to a maximum of 25% of the shares covered by the option during the quarter of the grant, and 12.5% during each of the six following quarters, provided, however, that if the number of shares taken up under the option during any such quarter is less than the percentage allowed, the optionee shall have the right, at any time during the remainder of the term of the option, to purchase such number of shares subject to the option that were purchasable but not purchased.

6. EXERCISE OF OPTIONS

6.1 Subject to the provisions of the plan, an option may be exercised from time to time by delivery to the Company at its registered office of a written notice of exercise addressed to the secretary of the Company specifying the number of shares with respect to which the option is being exercised and accompanied by payment in full of the option price of the shares to be purchased. Certificates for such shares shall be issued and delivered to the optionee within a reasonable period of time following the receipt of such notice and payment.

6.2 Notwithstanding any of the provisions contained in the plan or in any option, the Company's obligation to issue shares to an optionee pursuant to the exercise of an option shall be subject to:

(a) obtaining approval of such governmental or regulatory authority as counsel to the Company shall reasonably determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; and

(b) the receipt from the optionee of such representations as the Company or its counsel reasonably determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

7. TERMINATION OF EMPLOYMENT OR MANDATE, DEATH

7.1 Subject to any provision of the plan and any express resolution passed by the board with respect to an option, an option and all rights to purchase pursuant thereto, shall expire at the latest 90 days after the optionee ceases to be a director, officer, employee or consultant of the Company. If the optionee provides investor relation services, the option shall expire within 30 days of the end of the mandate.

7.2 In case of the death of the optionee, any option may, subject to the terms thereof and any other terms of the plan, be exercised by the legal representative(s) of the estate of the optionee at any time during 90 days following the death of the optionee but prior to the expiry of the option and only to the extent that the optionee was entitled to exercise such option at the date of death.

8. CHANGE IN CONTROL AND CERTAIN ADJUSTMENTS

8.1 Notwithstanding any other provision of this plan in the event of:

(a) the acquisition by any person who was not, immediately prior to the effective time of the acquisition, a registered or a beneficial shareholder in the Company, of shares or rights or options to acquire shares of the Company or securities which are convertible into shares of the Company or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 30% or more of the votes entitled to be cast at a meeting of the shareholders; or

(b) the sale by the Company of all or substantially all of the property or assets of the Company;

then notwithstanding that at the effective time of such transaction the optionee may not be entitled to all the shares granted by the option, the optionee shall be entitled to exercise the options to the full amount of the shares granted by the option within 90 days of the close of any such transaction.

8.2 Appropriate adjustments with respect to options granted or to be granted, in the number of shares optioned and in the option price, shall be made by the board to give effect to adjustments in the number of shares of the Company resulting from reclassifications, subdivisions or consolidations of the shares of the Company, the payment of stock dividends or cash dividends by the Company (other than dividends in the ordinary course), the distribution of securities, property or assets by way of dividend or otherwise (other than dividends in the ordinary course), or other relevant changes in the capital stock of the Company or the amalgamation or merger of the Company with or into any other entity, subsequent to the approval of the plan by the board. The appropriate adjustment in any particular circumstance shall be conclusively determined by the board in its sole discretion, subject to approval by the shareholders of the Company and to acceptance by the Exchange respectively, if applicable.

9. AMENDMENTS OR DISCONTINUANCE OF PLAN

9.1 The board may amend or discontinue the plan at any time upon receipt of requisite regulatory approvals provided, however, that no such amendment may increase the maximum number of shares that may be optioned under the plan, change the manner of determining the minimum option price or alter or impair any of the terms of any option previously granted to an optionee under the plan.

9.2 A disinterested shareholder approval must be obtained for any reduction in the exercise price if the optionee is an insider of the Company at the time of the proposed amendment.

10. MISCELLANEOUS PROVISIONS

10.1 The holder of an option shall not have any rights as shareholder of the Company with respect to any of the shares covered by such option until such holder shall have exercised such option in accordance with the terms of the plan (including tendering payment in full of the option price of the shares in respect of which the option is being exercised) and the issuance of shares by the Company.

10.2 Nothing in the plan or any option shall confer upon an optionee any right to continue in the employ of the Company or affect in any way the right of the Company to terminate his employment at any time.

11. SHAREHOLDERS AND REGULATORY APPROVAL

11.1 The plan shall be subject to the approval of the shareholders of the Company to be given by a resolution passed at a meeting of the shareholders of the Company and to acceptance by the regulatory authorities. Any options granted prior to such approval and acceptances shall be conditional upon such approval and acceptance being given and no such options may be exercised unless such approval and acceptance is given.

APPROVED BY THE BOARD OF DIRECTORS

August 2, 2005

SCHEDULE TO SHARE OPTION PLAN

CERTIFICATE OF DIA BRAS EXPLORATION INC.

DIA BRAS EXPLORATION INC. (the "Company"), for good and valuable consideration, hereby grants to the optionee set forth below an option to purchase common shares of the Company. The option shall be subject to the terms and conditions set forth in the Company's share option plan, as the same may be amended or replaced from time to time (the "plan"), and in addition shall be subject to the terms set forth below:

OPTIONEE	:	____________________
POSITION WITH THE COMPANY	:	____________________
NUMBER OF SHARES	:	____________________
OPTION PRICE	:	____________________
EXPIRY DATE OF OPTION	:	____________________
RIGHTS OF EXERCISE	:	____________________

At 5:00 p.m. (Montreal time) on the expiry date, the options granted will expire and terminate and be of no further force and effect whatsoever as to the shares for which the option hereby granted has not been exercised.

Where used herein all defined terms shall have the respective meanings attributed thereto in the plan. As provided for under the plan, the option provided for herein is not assignable to any other person.

DATED this __________ day of ______________ 200___.

DIA BRAS EXPLORATION INC.

Per: ______________________________
OFFICER OF THE COMPANY

The undersigned hereby acknowledges receipt of a copy of the plan and accepts and agrees to the grant of this option on the terms and conditions set forth herein and in the plan effective as of the date above written.

SIGNED this _________ day of ______________ 200___.

____
SIGNATURE OF OPTIONEE

SCHEDULE "B"

TO THE PROXY CIRCULAR

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

I. PURPOSE

The Audit Committee (the "Committee") is a committee of the Board of Directors. The primary function of the Committee is to assist the Board of Directors in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community. The external auditors will report directly to the Committee. The Committee's primary duties and responsibilities are:

- overseeing the integrity of the Company's financial statements and reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;
- recommending the appointment and reviewing and appraising the audit efforts of the Company's external auditors, overseeing the external auditors' qualifications and independence and providing an open avenue of communication among the external auditors, financial and senior management and the Board of Directors;
- monitoring the Company's financial reporting process and internal controls, its management of business and financial risk, and its compliance with legal, ethical and regulatory requirements.

II. COMPOSITION

The Committee shall consist of a minimum of three directors of the Company the majority of whom shall not be officers or "control persons", as such term is defined hereunder, of the Company. All members shall, to the satisfaction of the Board of Directors, be "financially literate" as such term is defined hereunder.

The members of the Committee shall be appointed by the Board of Directors. The Board of Directors may remove a member of the Committee at any time in its sole discretion by resolution of the Board.

III. DUTIES AND RESPONSIBILITIES

1. The Committee shall review and recommend to the Board for approval:

   (a) The Company's financial statements (annual and quarterly), MD&A and earnings releases to be filed with regulatory bodies such as securities commissions prior to filing or prior to the release of earnings.

   (b) Documents referencing, containing or incorporating by reference the annual audited consolidated financial statements or interim financial results (e.g., prospectuses, press releases with financial results) prior to their release.

2. The Committee, in fulfilling its mandate, will:

   (a) Satisfy itself that adequate internal controls and procedures are in place to allow the Chief Executive Officer and the Chief Financial Officer to certify financial statements and other disclosure documents as required under securities laws.

(b) Recommend to the Board of Directors the selection of the external auditor, consider the independence and effectiveness and approve the fees and other compensation to be paid to the external auditor.

(c) Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor, and discussing and resolving any material differences of opinion or disagreements between management and the external auditor.

(d) Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements.

(e) Obtain and review annually a report prepared by the external auditors summarizing the auditors' internal quality-control procedures and processes.

(f) Review the scope of the external audit, including the fees involved.

(g) Review the report of the external auditor on the annual audited financial statements.

(h) Review the problems identified during audit, and, if any, the limits and restrictions imposed by management and any significant accounting matter for which management sought a second opinion.

(i) Review and approve requests for any management consulting engagement to be performed by the external auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees.

(j) Review with management, the external auditors and legal counsel, any litigation, claims or other contingency, including tax assessments, which could have a material affect upon the financial position or operating results of the Company, and whether these matters have been appropriately disclosed in the financial statements.

(k) Review with management their approach with respect to business ethics and corporate conduct.

(l) Review periodically legal and regulatory requirements that, if breached, could have a significant impact on the Company's published financial reports or reputation. Inquire on the extent of compliance with security policies.

(m) Review with management the accuracy and timeliness of filings with regulatory authorities.

(n) Review annually general insurance coverage of the Company to ensure adequate protection of major corporate assets including but not limited to D&O coverage.

3. Annually, the Committee will review its Charter and, where appropriate, recommend changes to the Board of Directors.

IV. MEETINGS

1. The Committee shall meet no less than four times per year. At least annually, the Committee shall meet separately with management and with the external auditors.

2. The external auditors of the Company will receive notice of every meeting of the Committee. The external auditors may also call a meeting of the Committee.

3. The Board shall be kept informed of the Committee's activities by copies of minutes, at the next board meeting following each Committee meeting or by a verbal report.

V. QUORUM

Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Committee.

VI. DEFINITIONS

In accordance with *Multilateral Instrument 52-110 – Audit Committees,*

"**Financially literate**" means "that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements."

"**Control Person**" means "any person that holds or is one of a combination of persons that holds a sufficient number of any of the securities of the Company so as to affect materially the control of the Company, or that holds more than 20% of the outstanding voting shares of the Company except where there is evidence showing that the holder of those securities does not materially affect the control of the Company."

APPROVED BY THE BOARD OF DIRECTORS

August 2, 2005

DIA BRAS EXPLORATION INC.


RECEIVED
2005 JUN 19 A 10:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "Meeting") of DIA BRAS EXPLORATION INC. (the "Company"), for the year ended March 31, 2005, will be held on Tuesday, August 30, 2005, at 10:00 a.m. (local time), at 630 René-Lévesque Boulevard West, 16th Floor, Room Expo, Montréal, Québec, for the following purposes:

(a) to receive the annual report of management, the audited consolidated financial statements of the Company for the years ended March 31, 2005 and 2004 and the auditors' report thereon;

(b) to elect directors of the Company;

(c) to appoint the auditors of the Company and to authorize the directors to fix their remuneration;

(d) to approve the stock option plan of the Company; and

(e) to transact such other business as may properly be brought before the Meeting, or any adjournment thereof.

The Proxy Circular of the Company and a Proxy Form for the Meeting are enclosed herewith.

DATED at Montréal, Québec, this 2nd day of August 2005.

BY ORDER OF THE BOARD OF DIRECTORS

Luce L. Saint-Pierre

Luce L. Saint-Pierre
Secretary

If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose.


DIA BRAS
exploration

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED
MARCH 31, 2005

MANAGEMENT DISCUSSION AND ANALYSIS

This management discussion and analysis follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the audited consolidated annual financial statements and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in this MD&A are expressed in Canadian dollars.

This MD&A contains forward-looking statements that express, as at the date of this report, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward looking statements are reasonable, but involve a number of risks and uncertainties and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcome and results may differ materially from those expressed in these forward looking statements and readers should not place undue reliance on such statements.

1.1 DATE:

This management discussion and analysis is as of July 22, 2005.

1.2 OVERALL PERFORMANCE:

Dia Bras Exploration Inc. (the "Company") is a mining exploration company with rights and options on 20 properties covering 11,857 hectares in the State of Chihuahua in Mexico.

During the year ended March 31, 2005, the Company focused on its polymetallical Mexican projects. The Company abandoned its option on the MacKaskill and Magpie diamond prospect properties in the Wawa region of Ontario, Canada, where work obligations had not been met.

During 2004-2005, the Company added to its portfolio two very promising properties the Bolivar property and the Promontorio-Hidalgo property.

Subsequent to year end, the Company started generating cash flows through the sale of copper and zinc concentrate from the Bolivar property. However, the Company is not considered to be in commercial production since there are no reserves and the economic status of the project has not been established.

Bolivar property:

The Bolivar property had been identified through the Company's first exploration program as being the nucleus of the Bolivar exploration area. It quickly became the main exploration target in the Cieneguita region where the Company has spent to date over $5.0 million in exploration and development costs.

The former privately-owned mine which was operated until the mid-90's contains high grade copper-zinc zones. Following an intensive drilling program (133 holes totaling 23,604 meters), management decided to complete underground geology, rehabilitate existing addicts and develop ore mine access in view of starting a pilot-mining program, which began as forecasted in February 2005.

In order to process the ore extracted from Bolivar, the Company acquired in November 2004, pursuant to a capital lease agreement, a crushing and processing plant in Mal Paso, Chihuahua. The total cost amounts to US$750,000, including plant refurbishing costs and a US$5.00 per tonne processing fee. The plant capacity was raised from 100 to 200 tonnes per day and current plans are to increase it to 300 tonnes per day by September 2005. The Company controls every operational aspect at the plant

site. The mill start-up encountered problems due, mostly, to insufficient water supply which impacted on the plant productivity. The problems were resolved and the Company has now access to additional water supply to support future mill capacity.

This pilot program will provide important production cost data which will be useful at the pre-feasibility study stage. The Company believes that the short term cash flows resulting from the production of copper and zinc concentrate will permit self-financing of the development and exploration program at the Bolivar mine and in the Bolivar area. In order to generate sufficient funds to achieve that goal, the Company needs to access, mine and process high grade ore over a few month period before the end of 2005.

Promontorio:

In July 2004, the Company acquired an interest in the Promontorio and Hidalgo properties where a high grade copper, gold and silver ore deposit is located covering 45 hectares in the region of Ocampo in the State of Chihuahua. According to Mine Development Associates, the deposit contains 1,023,000 tonnes including grades of 4.04% Cu, 2.61g/t Au and 69.79 g/t Ag*. Later on the Company acquired rights to the El Magistral property which surrounds and completes the Promontorio project. Since this acquisition, the Company has performed a first drilling campaign consisting of 15 holes for a total of 3,177 meters. As the Company will maintain focus on the Bolivar project, management has decided to significantly reduce the level of exploration work at Promontorio over the next few months. The management has high exploration expectations for Promontorio and is looking at strategies to develop its potential as soon as possible.

Camp:

Two camps are in operation: the Cieneguita camp, on the Bolivar property, is a moveable camp which includes offices, mapping facilities, rooms, kitchen, warehouses, core shack, garage and a helicopter base; and a mini-camp on the Promontorio property with mobile homes, kitchen and offices.

Mining and exploration Equipment:

The Company owns mining and exploration equipment which are totally paid for. Over $3.6 million of equipment including three front-end loaders and a fleet of nine solid dump trucks used to transport ore from Bolivar have been purchased over the first 18 months of operations.

A program has been implemented to ensure maintenance of the equipment which is used under difficult conditions.

Investing activities:

The Company, acting as a sub-licence agent of Nichromet Extraction Inc. ("Nichromet") in Mexico, entered into an agreement with Ecu Silver Mining Inc. ("Ecu Silver"), in October, for the acquisition by Ecu Silver of the right to use the Nichromet technology for its Mexican mining projects in consideration for 1,000,000 common shares, of which 500,000 will be issued at the start of production, and a 1.5% net smelter royalty (NSR). All consideration received is shared equally with Nichromet. The Company recorded an income of $92,500 representing the fair market value of 250,000 common shares issued by Ecu Silver.

As part of this transaction, the Company made a private placement of $200,000 in consideration for 666,666 units of Ecu Silver, each unit comprising one common share and one common share purchase warrant entitling its holder to subscribe one common share of Ecu Silver at a price of $0.39 until August 10, 2006. The proceeds of the private placement will be used by Ecu Silver for the installation of a metallurgical laboratory to test samples using the Nichromet technology. The Company will have the right to use the metallurgical laboratory and any pilot plant that may be built subsequently, at cost plus 10%.

---

* Notwithstanding anything mentioned above or previously disclosed, readers should be cautioned that Dia Bras has not done the work necessary to verify the classification of the resource and is therefore not treating the reported resource as an indicated resource within the meaning of NI 43-101 and that the historical estimate should not be relied upon.

The Company acquired a licence from Nichromet in August 2003 for the use and marketing of the Nichromet technology in Mexico. The original terms of the agreement provided for the expiry of the licence in August 2005 if the Company had not used the technology. The Company is currently negotiating the deferral of the expiry date and is confident to reach an agreement with Nichromet.

Outlook:

Due to the pressure of the strong demand from China for base metal, copper and zinc market prices (currently over US$1.63/lb and US$0.53/lb) have significantly increased since last year (US$1.28 and US$0.45). The Company is in an excellent position to benefit from the current high prices.

The objectives for 2005-2006 are:

- Increase the Mal Paso mill capacity to 300 tonnes per day by September 2005.
- Mine high grade ore at the Bolivar mine property to generate short term cash flow to finance the exploration and development activities.
- Continue exploration on Bolivar in order to complete the pre-feasibility study.
- Develop a strategy to resume as soon as possible an aggressive exploration program at Promontorio.

1.3 SELECTED ANNUAL INFORMATION:

			Year ended March 31
	2005	**2004**	**2003**
	$	$	$
Sales	-	-	-
Write-off of mining assets	481,706	-	-
Net loss	2,095,804	1,176,702	685,484
Net loss per share	0.05	0.05	0.07
Total assets	20,668,572	11, 910,623	163,164
Working capital	3,649,779	8,139,983	32,241
Cash and cash equivalents	2,954,870	4,707,091	96,747

1.4 RESULTS OF OPERATIONS:

During the year ended March 31, 2005, the Company incurred a loss of $2,095,804 ($0.05 per share) compared to a loss of $1,176,702 ($0.05 per share) in 2004.

This loss includes a write-off of mining assets in the amount of $481,706 and a stock-based compensation non cash cost of $489,790. All other costs are corporate related expenses.

The continual growth of the Company activities in Mexico during the last year resulted in additional expenses at the Montréal corporate office, such as travel costs and insurance, as well as increased personnel and consultant costs. The Company also increased its promotion and investor relation activities. Subsequent to year end, the Company completed a Canadian financial tour to promote the Company's activities and projects.

As at March 31, 2005, the Company had an inventory of concentrates estimated at $220,600. In May 2005, it completed its first sales of concentrates which amounted to US$573,565. During pre-commercial production phase, all income from the pilot-mining program is accounted for as a deduction against deferred exploration expenses on the balance sheet.

As at June 30, 2005, a total of 15,612 tonnes of ore had been processed at the mill for an aggregate production of 2,601 tonnes of copper and zinc concentrate. Net sale proceeds of the concentrates amounted to US$941,000. 90% of sale proceeds are received within two days of invoicing, the remaining 10% representing a normal holdback in this industry which is received after final settlement of the terms of the sale.

1.5 SUMMARY OF QUARTERLY RESULTS:

Quarter ended	Net loss $	Net loss per share $
March 31, 2005	496,456	0.01
December 31, 2004	1,201,814	0.02
September 30, 2004	254,940	0.01
June 30, 2004	142,594	0.01
March 31, 2004	491,718	0.02
December 31, 2003	539,407	0.02
September 30, 2003	124,270	0.01
June 30, 2003	21,307	<0.01

Until the quarter ended September 30, 2003, the Company had very limited activities. Corporate costs were maintained at their minimal level. The last exploration program had been performed during 2002 on the diamondiferous Wawa properties.

In that quarter, the Company began to evaluate the exploration potential of certain available Mexican properties. Following the acquisition of the first properties (Santa Maria and San Jose) in July 2003, the Company benefited from a revival of the industry marked by increasing base and precious metal prices and a better access to capital market. Between September and December of 2003, the Company raised over $12 million through private placement financings to initiate the first exploration program in Mexico. With the availability of funds, the Company could increase personnel and consulting assistance in management and promotional activities.

Beginning in fiscal 2003-2004, the results include the cost attributed to options granted and vested which represent an important non monetary item on the Consolidated Statement of Operations.

1.6 LIQUIDITY:

As at March 31, 2005, the Company has a working capital of $3,649,779 including $2,954,870 in cash and cash equivalent compared to $8,139,983 as at March 31, 2004, including $4,707,091 in cash and cash equivalent and $3,500,000 in short-term deposit.

At that date, sales tax and other receivables amount to $1,011,872 and are mostly comprised of Mexican recoverable input tax credit which has been received in part subsequent to year end. The Company expects total recovery of the tax credit by the end of August 2005. The Company is following up regularly monitoring with local Mexican IRL authorities as the tax credit represents an important source of funds.

Current liabilities include the obligation related to the plant under capital lease which is paid at the rate of US$5.00 per tonne of ore processed.

1.7 CAPITAL RESOURCES:

The availability of funds depends on the capital markets. The main source of financing of the Company is the issuance of equity shares. The Company is confident that, by continuing to demonstrate the quality of its properties, it will continue to be able to finance the development of its projects.

The Company completed, in November 2004, private placements of units at $0.75 per unit for a total gross consideration of over $9.0 million which served mainly for the acquisition of mining equipment and for the development and exploration at both Bolivar and Promontorio projects.

As at March 31, 2005, there were 29,125,399 warrants outstanding expiring between September 2005 and November 2006 at an average exercise price of $0.97, which represent a potential source of financing of approximately $28.2 million. The Company expects to receive $1.3 million from the exercise of all the remaining $0.17 warrants before the end of September 2005. Subsequent to year end, 750,647 of these warrants have been exercised for total proceeds of $127,610.

The Company expects to self-finance its exploration and development effort with the cash flow generated from its pilot-mining program at the Bolivar property. However it would like to secure a financial margin against operational contingencies.

Financial commitment:

The Company's financial commitments are as follows:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is equally divided among the three companies.

- Capital lease agreement for the use of a crushing plant and treatment mill at a cost of US$5.00 per tonne (minimum of 2,500 tonnes per month).

In order to exercise its various options on the properties, the Company will have to make the following payments:

2005-2006:	US$565,000
2006-2007:	US$507,500
2007-2008:	US$400,000
2008-2009:	US$350,000
2009-2010:	US$3,000,000

1.8 OFF-BALANCE SHEET ARRANGEMENTS:

The Company did not enter into any off balance sheet arrangements.

1.9 RELATED PARTY TRANSACTIONS:

During the year ended March 31, 2005, companies controlled by officers of the Company charged consulting fees amounting to $627,371 (2004 - $263,982), including $463,168 capitalized to deferred exploration expenses (2004 - $203, 527). The balance owed to these companies as at that date amounts to $12,000 (2004 - $26,763).

In November 2004, directors and officers of the Company participated in private placements of units for a total consideration of $773,300. During the year, a company controlled by a director charged sampling and analysis costs amounting to $14,724 which were capitalized to mining assets (2004 - $64,875).

The related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

1.10 FOURTH QUARTER:

As part of a pre-feasibility study, the Company started the pilot-mining program on Bolivar property in February after refurbishing the plant acquired under a capital lease agreement.

The Company has continued its drilling program on the Bolivar.

1.11 PROPOSED TRANSACTIONS:

The Board of directors has approved the increase of the maximum number of shares reserved for issuance under the Stock Option Plan to 5,100,000, representing approximately 10% of the issued and outstanding shares. This increase will be submitted to the approval of the shareholders at the annual meeting.

The Company is in the process of changing its financial year end to December 31 to coordinate accounting and reporting with its Mexican subsidiaries which have a statutory December year end.

1.12 CRITICAL ACCOUNTING ESTIMATES:

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Mining assets:

Mining assets include rights and options to acquire interests in mining properties, deferred exploration expenses, supplies inventory that will be used for exploration and deposits on future mining assets. Exploration expenses are deferred until the economic viability of the project has been established, at which time the expenses are added to mining properties. Expenses are written off when properties are abandoned or when expense recovery becomes uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

1.13 CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION:

There were no changes in accounting policies.

1.14 FINANCIAL AND OTHER INSTRUMENTS:

The Company does not use derivative financial or other instruments.

1.15 OTHER REQUIREMENTS IN THE MANAGEMENT DISCUSSION AND ANALYSIS:

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's web site at www.diabras.com.

(b) (i) National instrument 51-102 - Section 5.3

Below is the detailed analysis of exploration expenditures incurred for the years ended March 31, 2005 and March 31, 2004.

Analysis of cost and deferred exploration expenses

Year ended March 31	2005	2004
	$	$
Balance at beginning of year	2,552,001	28,000
Property acquisition and related cots	1,493,588	564,822
Sampling	415,509	75,890
Geology consulting and management	633,696	506,402
Geophysical survey	122,515	637,893
Drilling	2,665,572	255,742
Pilot-mining development	335,393	-
Supervision and local administrative costs	647,934	74,035
Transportation	946,510	184,467
Roads	187,761	37,575
Camp costs	133,306	-
Capitalized amortization of exploration building and equipment	356,161	-
Stock compensation costs	410,135	187,175
	8,348,080	2,254,001
Write-off of mining assets	(481,706)	-
Concentrate inventory	(220,600)	-
	7,645,774	-
Balance at end of year	10,197,775	2,552,001

(ii) National Instrument 51-102 - Section 5.4

Disclosure of Outstanding Securities as at July 22, 2005

Common shares: 52,208,124

Warrants (each warrant entitles the holder to purchase one common share of the Company at the exercise price indicated until expiry date): 28,374,752

Number of warrants	Exercise price	Expiry date
7,267,020	$0.17	September 2005
1,406,250	$0.84	October 2005
2,779,445	$0.94	November 2005
4,919,969	$2.50	December 2005
12,002,068	$0.90	November 2006

Options outstanding: 2,576,250

Number of options	Exercise price	Expiry date
6,250	$0.15	February 2008
1,180,000	$0.85	October 2008
40,000	$1.30	January 2009
1,320,000	$0.75	August 2009
500,000	$0.75	February 2010

1.16 EXPERT:

Mr. Philip Goodell, geologist, is a "qualified person" as defined by NI-43-101. Mr. Goodell prepared a technical report (*Evaluation Report for the Santa Maria and Florida Projects*) dated September 22, 2003 and revised December 8, 2003 which was filed on December 16, 2003.

1.17 RISKS AND UNCERTAINTIES:

Business risk:

The exploration for and development of mineral deposits involve significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are in the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

The Company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company operations.

Foreign exchange rate risk:

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. It buys its currencies based on its exploration budget.

Interest rate risk:

The Company's tax and other receivables and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents bear interest at variable rates.

Dia Bras Exploration Inc.
630 René-Lévesque Blvd. West, Suite 2930
Montreal, Quebec
Canada, H3B 1S6

Telephone : (514) 866-6001
Fax : (514) 866-6193

Form 52-109F1 – Certification of Annual Filings

I, RÉJEAN GOSSELIN, Chief Executive Officer of DIA BRAS EXPLORATION INC., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of DIA BRAS EXPLORATION INC. (the issuer) for the period ending March 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 22, 2005.

RÉJEAN GOSSELIN
Chief Executive Officer

Dia Bras Exploration Inc.
630 René-Lévesque Blvd. West, Suite 2930
Montreal, Quebec
Canada, H3B 1S6

Telephone : (514) 866-6001
Fax : (514) 866-6193


RECEIVED
2005 JUN 19 A 10:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 52-109F1 – Certification of Annual Filings

I, LEONARD TEOLI, Chief Financial Officer of DIA BRAS EXPLORATION INC., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of DIA BRAS EXPLORATION INC. (the issuer) for the period ending March 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 22, 2005.

LEONARD TEOLI
Chief Financial Officer


RECEIVED
2006 JUN 19 A 10:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dia Bras Exploration Inc.

Consolidated Financial Statements
March 31, 2005 and 2004



PricewaterhouseCoopers LLP
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

July 22, 2005

Auditors' Report

To the Shareholders of
Dia Bras Exploration Inc.

We have audited the consolidated balance sheets of **Dia Bras Exploration Inc.** as at March 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Dia Bras Exploration Inc.

Consolidated Balance Sheets

As at March 31, 2005 and 2004

	2005 $	2004 $
Assets		
Current assets		
Cash and cash equivalents	2,954,870	4,707,091
Short-term deposit, maturing August 31, 2005, bearing interest at 1.5% per annum (2004 – August 2, 2004 and 2.3%)	15,000	3,500,000
Sales tax and other receivables	1,011,872	112,580
Concentrate inventory	220,600	-
Temporary investment (note 5)	246,667	-
Prepaid expenses	8,819	26,887
	4,457,828	8,346,558
Property, plant and equipment (note 6)	14,027	-
Mining assets (note 7)	15,819,615	3,214,065
Deferred costs – Advance on royalty payment (note 8)	350,000	350,000
Intangible asset – Licence (note 9)	27,102	-
	20,668,572	11,910,623
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	289,749	206,575
Obligation related to asset under capital lease	518,300	-
	808,049	206,575
Shareholders' Equity		
Share capital (note 10)	20,782,703	13,570,277
Warrants (note 11)	6,165,776	3,433,838
Deficit	(8,468,556)	(5,780,742)
Contributed surplus (note 13)	1,380,600	480,675
	19,860,523	11,704,048
	20,668,572	11,910,623

Approved by the Board of Directors

(s) Réjean Gosselin Director (s) Philip Renaud Director

Dia Bras Exploration Inc.

Consolidated Statements of Operations and Deficit

For the years ended March 31, 2005 and 2004

	2005 $	2004 $
Income		
Agent income – sub-licencing fee (note 5)	92,500	-
Interest income	114,440	30,872
	206,940	30,872
Expenses		
Administrative expenses	490,108	160,194
Professional and consulting fees	192,012	153,414
Information to shareholders and trustee fees	169,106	102,046
Promotion expenses	372,442	472,391
Stock-based compensation costs (note 12)	489,790	293,500
Amortization of property, plant and equipment	6,730	-
Amortization of intangible asset – licence	22,898	-
Write-off of mining assets (note 7(a)(vi) and (vii))	481,706	-
Write-down of temporary investment	45,833	-
Loss on currency exchange	32,119	26,029
	2,302,744	1,207,574
Net loss for the year	(2,095,804)	(1,176,702)
Deficit – Beginning of year	(5,780,742)	(3,529,419)
Share and warrant issue expenses	(592,010)	(1,074,621)
Deficit – End of year	(8,468,556)	(5,780,742)
Basic and diluted net loss per share	(0.05)	(0.05)
Basic and diluted weighted average number of outstanding shares	42,261,582	21,644,794

Dia Bras Exploration Inc.

Consolidated Statements of Cash Flows

For the years ended March 31, 2005 and 2004

	2005 $	2004 $
Cash flows from		
Operating activities		
Net loss for the year	(2,095,804)	(1,176,702)
Adjustments for		
Agent income – sub-licencing fee	(92,500)	-
Stock-based compensation costs	489,790	293,500
Amortization of property, plant and equipment	6,730	-
Amortization of intangible asset – licence	22,898	-
Write-off of mining assets	481,706	-
Write-down of temporary investment	45,833	-
Unrealized loss on currency exchange	32,119	-
	(1,109,228)	(883,202)
Changes in non-cash working capital items (note 16)	(1,023,745)	2,602
	(2,132,973)	(880,600)
Financing activities		
Share capital issued (note 10)	6,838,868	9,341,757
Warrants issued (note 11)	2,880,496	3,454,698
Share and warrant issue expenses	(592,010)	(549,621)
	9,127,354	12,246,834
Investing activities		
Decrease (increase) in short-term deposit	3,485,000	(3,500,000)
Business acquisition (note 4)	(150,000)	-
Acquisition of property, plant and equipment	(20,757)	-
Increase in deferred costs – Advance on royalty payment	-	(350,000)
Purchase of intangible asset – licence	(50,000)	-
Increase in mining assets	(11,783,821)	(2,905,890)
Acquisition of temporary investment	(200,000)	-
	(8,719,578)	(6,755,890)
Translation adjustments on cash and cash equivalents	(27,024)	-
Increase (decrease) in cash and cash equivalents during the year	(1,752,221)	4,610,344
Cash and cash equivalents – Beginning of year	4,707,091	96,747
Cash and cash equivalents – End of year	2,954,870	4,707,091

1 Nature of operations

The Company was incorporated under the Canada Business Corporations Act on April 11, 1996.

The Company has options to acquire interests in mining properties located in the Chihuahua District of Mexico which are presently at the exploration stage. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development, as well as future profitable production or alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

At the Bolivar mine property, the Company is doing some pilot mining as part of a prefeasibility study.

The Company has taken reasonable measures, in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers, and title may be affected, among other things, by undetected defects.

2 Significant accounting policies

Basis of consolidation

The consolidated financial statements of the Company include the accounts of the Company and of its wholly owned foreign subsidiaries, Dia Bras Mexicana S de R.L. de C.V., Servicios de Mineria de la Sierra S de R.L. de C.V., Nichromex S. de R.L. de C.V., Asesores Administrativos y Recursos Humanos S. de R.L. de C.V. and Perforaciones Mineras Ram S.A.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances and short-term liquid investments with original maturities of three months or less.

Temporary investment

The temporary investment is recorded at the lower of cost and quoted market value.

Concentrate inventory

Concentrate inventory is recorded at the lower of cost and net realizable value.

Property, plant and equipment

Office equipment is recorded at cost and depreciated over its estimated useful life using the straight-line method over a three-year period.

Mining assets

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, exploration building and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

Costs and deferred exploration expenses

Exploration costs are deferred until the economic viability of the project has been established, at which time costs are added to mining properties, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Concentrate inventory produced from pilot mining before commencement of commercial production is shown as a reduction of related deferred exploration expenses.

Exploration building and equipment

The exploration building and equipment are recorded at cost.

Amortization of the exploration building and equipment is capitalized as deferred exploration expenses when related to a specific project. Amortization is computed using the following methods and rates or period:

	Method	Rate/Period
Building	Declining balance	10%
Equipment and rolling stock	Declining balance	30%
Computers and office furniture	Straight-line	3 years

Supplies inventory

Supplies inventory is recorded at the lower of cost and replacement value.

Deferred costs – Advance on royalty payment

Deferred costs in reference to the Nichromet licence are recorded at cost. They will be expensed as royalty payments when mineral production on properties covered by the agreement begins, on the basis of a 1% net smelter return royalty, or written off if the technology covered by the Nichromet licence is lost for non-performance.

Intangible asset – Licence

The licence is accounted for at cost and is amortized using the straight-line method over its finite useful life of two years.

Stock option plan and stock-based compensation costs

Effective April 1, 2003, the Company applied the fair value method to account for options granted to its employees, officers, directors and consultants. Any consideration paid on exercise of stock options is credited to share capital. The stock-based compensation cost is stated as per the periods of option acquisition. The contributed surplus resulting from the stock-based compensation is transferred to the declared share capital when the options are exercised.

Foreign currency translation

Foreign currency

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the year-end exchange rates. Other assets and liabilities as well as items from the consolidated statements of operations are translated at the rates of exchange in effect on each transaction date. Gains and losses on translation are included in income.

Foreign operations

The Company's subsidiaries are considered to be integrated. As a result, the subsidiaries' accounts are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical rates. Revenues and expenses are remeasured at the average rate for the period. Gains and losses resulting from remeasurement are reflected in the consolidated statement of operations.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the accounting and tax bases of assets and liabilities using enacted income tax rates expected to be in effect in the fiscal year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets when it is more likely than not that some or all of such assets will not be realized.

Share and warrant issue expenses

Share and warrant issue expenses are accounted for in the year in which they are incurred and recorded as an increase in deficit in the year in which the shares are issued.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the weighted average number of shares outstanding during the year based on the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities.

The diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the stock options and other dilutive securities.

Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk-free interest rate.

3 Financial instruments

Fair value

The Company has determined the estimated fair value of its financial instruments based on estimates and assumptions. The actual results may differ from those estimates and the use of different assumptions or methodologies may have material effects on the estimated fair value amounts.

The fair value of cash and cash equivalents, short-term deposit, sales tax and other receivables and accounts payable and accrued liabilities is comparable to their carrying value due to the relatively short period to maturity of the instruments.

Interest rate risk

The Company's sales tax and other receivables and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable rates.

4 Business acquisition

In June 2004, the Company acquired 100% of the shares of Perforaciones Mineras Ram S.A. for a cash consideration of $150,000. The transaction was recorded using the purchase method whereby the purchase price was allocated to the machinery and equipment based on their estimated fair value at the date of the transaction. This company is currently inactive.

5 Temporary investment

	2005 $	2004 $
Ecu Silver Mining Inc. ("Ecu Silver") 916,666 Common shares (quoted market value of $246,667)	246,667	-

Acting as sub-licensing agent for Nichromet Extraction Inc. ("Nichromet") in Mexico (note 8), in October 2004 the Company signed an agreement with Ecu Silver for the acquisition by Ecu Silver of the right to use the Nichromet technology for its mining projects in Mexico in consideration for 1,000,000 common shares, of which 500,000 will be issued when production begins, and a 1.5% net smelter royalty ("NSR"). The total consideration is shared equally with Nichromet. As such, only 250,000 common shares have been recorded as income in the amount of $92,500 in the consolidated statement of operations using the fair market value, at the transaction date, of the common shares received from Ecu Silver.

As part of this transaction, the Company made a private placement of $200,000 in consideration for 666,666 units of Ecu Silver, each unit comprising one common share and one common share purchase warrant entitling its holder to subscribe to one common share of Ecu Silver at a price of $0.39 until August 10, 2006. The proceeds of the private placement will be used by Ecu Silver for the installation of a metallurgical laboratory to test samples using the Nichromet technology. Moreover, the Company will have the right to use the metallurgical laboratory, and any pilot plant that may be built subsequently, at cost plus 10%.

6 Property, plant and equipment

			2005	2004
	Cost $	Accumulated amortization $	Net $	Net $
Canada				
Office equipment	20,757	6,730	14,027	-

7 Mining assets

	2005 $	2004 $
Costs and deferred exploration expenses (a)	10,197,775	2,552,001
Exploration building and equipment (b)	4,561,913	662,064
Supplies inventory	773,960	-
Deposits on future mining assets	285,967	-
	15,819,615	3,214,065

a) Cost and deferred exploration expenses

	Cost		Deferred exploration expenses		Total	
	2005 $	2004 $	2005 $	2004 $	2005 $	2004 $
Mexico (Chihuahua District)						
Bolivar project (options)						
Bolivar mine (i)	1,223,855	-	4,505,523	-	5,729,378	-
Piedras Verdes (ii)	226,175	132,130	2,072,362	1,013,515	2,298,537	1,145,645
Santa María (iii)	133,495	128,172	269,657	206,965	403,152	335,137
San José (iii)	74,864	71,420	271,504	119,026	346,368	190,446
El Cumbre	43,449	38,099	110,987	112,569	154,436	150,668
Mezquital	23,336	18,048	99,105	94,236	122,441	112,284
El Oro (vi)	-	14,544	-	170,082	-	184,626
La Cascada	8,282	4,267	133,577	92,440	141,859	96,707
Val	2,560	-	100,928	-	103,488	-
Other	23,682	3,235	33,714	52,675	57,396	55,910
Promontorio Project (options)						
Promontorio and Hidalgo (iv)	61,147	-	718,832	-	779,979	-
El Magistral (v)	60,741	-	-	-	60,741	-
	1,881,586	409,915	8,316,189	1,861,508	10,197,775	2,271,423
Canada						
Wawa (option) (vii)	-	159,907	-	120,671	-	280,578
	1,881,586	569,822	8,316,189	1,982,179	10,197,775	2,552,001

	2005 $	2004 $
Balance – Beginning of year	2,552,001	28,000
Costs and deferred exploration expenses		
Property acquisition and related costs	1,493,588	564,822
Sampling	415,509	75,890
Geology consulting and management	633,696	506,402
Geophysical survey	122,515	637,893
Drilling	2,665,572	255,742
Pilot mining development	335,393	-
Supervision and local administrative costs	647,934	74,035
Transportation	946,510	184,467
Road	187,761	37,575
Camp costs	133,306	-
Capitalized amortization of exploration building and equipment	356,161	-
Stock compensation costs (note 12)	410,135	187,175
	8,348,080	2,524,001
Write-off of mining assets ((vi) and (vii))	(481,706)	-
Concentrate inventory	(220,600)	-
	7,645,774	2,524,001
Balance – End of year	10,197,775	2,552,001

Mexico

i) Bolivar mine

In August 2004, the Company entered into a commercial agreement with the owners of the Bolivar mine property (Bolivar III and Bolivar IV(iii)). The agreement provides for the acquisition by the Company of 100% of the Bolivar mine property for a consideration of US$1.2 million payable over a two-year period. The remaining payments are as follows:

	US$
September 2005	162,500
March 2006	162,500
September 2006	162,500

ii) Piedras Verdes

During the year ended March 31, 2004, the Company entered into an option agreement whereby the Company would acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. The remaining payments are as follows:

	US$
December 2005	65,000
December 2006	20,000

iii) Santa María and San José projects

In July 2003, the Company entered into an option agreement with El Paso Partners, Ltd. ("EPP") whereby the Company can acquire a cumulative interest of up to 100% in certain gold, silver and base metal properties by incurring exploration expenditures of US$4,000,000 and making additional cumulative payments of up to US$340,000 as follows:

	Santa Maria US$	**San José US$**
January 2006	20,000	20,000
July 2006	37,500	37,500
January 2007	37,500	37,500
July 2007	37,500	37,500
January 2008	37,500	37,500

Starting July 2008, the Company would pay a yearly advance royalty payment of US$62,500 and US$75,500 for the Santa Maria and San José properties respectively.

During the year ended March 31, 2005, the Company signed an addendum to the purchase option agreement with EPP. Under the terms of the agreement, a 3% NSR and other additional payments (bonanza clause) were applicable to all properties in a defined area of interest. The addendum provides for the exclusion of the Bolivar, Bolivar III, Bolivar IV, La Charaparrita and Piedras Verdes properties from the defined area of interest. The Company therefore repurchased the 3% NSR and the bonanza clause applicable to the above-mentioned properties in consideration for the issuance of 300,000 common shares to EPP (note 10).

During the year ended March 31, 2004 (note 10), the Company paid a finder's fee of $10,000 in cash and agreed to issue 400,000 common shares of its capital stock, of which a remaining 200,000 common shares were issued during the year ended March 31, 2005.

iv) Promontorio and Hidalgo properties

In May 2004, the Company entered into a purchase option agreement whereby it could earn a 100% interest in the Promontorio and Hidalgo properties by paying to the vendors a total of US$3,000,000. The remaining payments are as follows:

	US$
June 2005	60,000
June 2006	100,000
June 2007	150,000
June 2008	150,000
June 2009	2,500,000

v) El Magistral

In November 2004, the Company entered into a purchase option agreement whereby the Company can purchase a 100% interest in the El Magistral property by paying US$1,000,000, including US$50,000 at the signing of the agreement.

The property is subject to a 1.5% NSR, up to a maximum of US$1,500,000.

The remaining payments are as follows:

	US$
November 2005	75,000
November 2006	75,000
November 2007	100,000
November 2008	200,000
November 2009	500,000

vi) El Oro and PC 1135 properties

As part of the agreement to acquire the El Oro and PC 1135 properties, the Company was to issue 500,000 common shares to the vendor. Following the initial exploration programs on the properties, the Company tried to renegotiate the terms of agreement but without success. Therefore, these projects have been abandoned and consequently, the 500,000 common shares will not be issued. All costs and deferred exploration expenses allocated to those projects amounting to $201,128 were written off.

Canada

vii) Wawa

During the year, the Company abandoned its option on the MacKaskill and Magpie properties in the Wawa region where work obligations had not been met. Accordingly, the Company recorded a write-off of mining assets amounting to $280,578.

b) Exploration building and equipment

			2005	2004
	Cost $	**Accumulated amortization** $	**Net** $	**Net** $
Mexico				
Building				
Plant under capital lease	907,077	-	907,077	-
Camp	397,346	32,773	364,573	168,667
Machinery and equipment	2,112,084	173,118	1,938,966	359,635
Rolling stock	1,311,347	123,106	1,188,241	100,724
Computers and office furniture	190,220	27,164	163,056	33,038
	4,918,074	356,161	4,561,913	662,064

The plant under capital lease was operational as at year-end; therefore, no amortization was recorded in 2005.

8 Deferred costs – Advance on royalty payment

On August 26, 2003, the Company acquired from Nichromet the rights of a licence for the use and marketing of a metallurgical extractive technology for Mexico in consideration for a 1% NSR payment on all mineral production using the technology from any of the Company's Mexican properties. As part of the agreement, the Company made a non-refundable royalty advance of $350,000. If the technology covered by the Nichromet licence is lost for non-performance, the deferred costs will be written off.

In addition, the agreement gives the right to the Company to act as an agent for the purpose of sourcing the licence to third parties in Mexico. Any consideration received will be shared equally with Nichromet.

9 Intangible asset – Licence

			2005	2004
	Cost $	Accumulated amortization	Net $	Net $
Licence	50,000	22,898	27,102	-

In April 2004, the Company entered into a two-year licensing agreement with Diagnos Inc., the owner of a proprietary software (the "Technology") used in the field of data mining and which provides interpretations of databases generated by geophysical surveys, satellite imagery and geochemical analysis. The cost of the licence is $50,000 for the territory of Mexico. The licence gives the Company access to the Technology in order to apply it to data generated from its Mexican properties.

10 Share capital

Authorized
An unlimited number of common shares without par value

Issued
Changes in the Company's share capital were as follows:

	2005		2004	
	Number of shares	**Amount $**	**Number of shares**	**Amount $**
Balance – Beginning of year	35,714,991	13,546,277	10,846,011	3,589,660
Issued and paid in cash (i)	12,002,068	9,001,551	20,313,997	12,095,551
Less: Value of warrants (i)	-	(2,880,496)	-	(3,454,698)
Issued following exercise of stock options	37,084	5,563	621,041	118,658
Issued following exercise of warrants	3,203,334	860,808	2,987,332	603,106
Issued for acquisition of mining assets (note 7(a)(iii))	200,000	24,000	650,000	69,000
Issued to repurchase royalties (note 7(a)(iii))	300,000	225,000	-	-
Issued as commission (i)	-	-	296,610	525,000
Balance – End of year	51,457,477	20,782,703	35,714,991	13,546,277
To be issued For acquisition of mining assets (note 7(a)(iii))	-	-	200,000	24,000
Balance issued and to be issued	51,457,477	20,782,703	35,914,991	13,570,277

i) In November 2004, the Company completed private placements of 12,002,068 units at a price of $0.75 per unit for total proceeds of $9,001,551. Each unit comprises one common share and one common share purchase warrant entitling its holder to purchase one common share at a price of $0.90 until November 2006. Finder's fees totalling $568,102 were paid in cash.

The fair value of the common share purchase warrants was estimated using the Black-Scholes option pricing model based on the following assumptions: dividend yield – 0%, volatility – 119%, risk-free interest rate – 4.5%, and an expected life of two years. As a result, the fair value was estimated at $2,880,496 (note 11).

In December 2003, the Company completed private placements of 4,919,969 units at a price of $1.57 per unit for total proceeds of $7,724,351. Each unit comprises one common share and one purchase warrant entitling its holder to purchase one common share at a price of $2.50 until December 2005. The Company issued 296,610 common shares as a commission on the placement at a price of $1.77 per common share for a total consideration of $525,000.

The fair value of the common share purchase warrants was estimated using the Black-Scholes option pricing model based on the following assumptions: dividend yield – 0%, volatility – 116%, risk-free interest rate – 3.5%, and an expected life of two years. As a result, the fair value was estimated at $2,050,464.

In November 2003, the Company completed private placements of 2,987,778 units at a price of $0.72 per unit for total proceeds of $2,151,200. Each unit comprises one common share and one purchase warrant entitling its holder to purchase one common share at a price of $0.94 until November 2005.

The fair value of the purchase warrants was estimated using the Black-Scholes option pricing model based on the following assumptions: dividend yield – 0%, volatility – 116%, risk-free interest rate – 3.5%, and an expected life of two years. As a result, the fair value was estimated at $675,786.

In October 2003, the Company completed private placements of 1,406,250 units at a price of $0.64 per unit for total proceeds of $900,000. Each unit comprises one common share and one purchase warrant entitling its holder to purchase one common share at a price of $0.84 until October 2005.

The fair value of the purchase warrants was estimated using the Black-Scholes option pricing model based on the following assumptions: dividend yield – 0%, volatility – 114%, risk-free interest rate – 3.5%, and expected life of two years. As a result, the fair value was estimated at $276,155.

In September 2003, the Company completed private placements of 11,000,000 units at a price of $0.12 per unit for total proceeds of $1,320,000. Each unit comprises one common share and one purchase warrant entitling its holder to purchase one common share at a price of $0.17 until September 2005.

The fair value of the purchase warrants was estimated using the Black-Scholes option pricing model based on the following assumptions: dividend yield – 0%, volatility – 118%, risk-free interest rate – 3.5%, and an expected life of two years. As a result, the fair value was estimated at $452,293.

11 Warrants

Changes in the Company's outstanding common share purchase warrants were as follows:

	2005		2004	
	Number of warrants	**Amount $**	**Number of warrants**	**Amount $**
Balance – Beginning of year	20,326,665	3,433,838	3,000,000	-
Issued as part of private placement of units (note 10(i))	12,002,068	2,880,496	20,313,997	3,454,698
Exercised	(3,203,334)	(148,558)	(2,987,332)	(20,860)
Balance – End of year	29,125,399	6,165,776	20,326,665	3,433,838

Outstanding common share purchase warrants, entitling their holders to subscribe to an equivalent number of common shares, were as follows as at March 31, 2005:

Exercise price $	Number of warrants	Expiry date
0.17	8,017,667	September 2005
0.84	1,406,250	October 2005
0.94	2,779,445	November 2005
2.50	4,919,969	December 2005
0.90	12,002,068	November 2006
	29,125,399	

12 Stock option plan

The Company maintains a stock option plan (the "Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors or consultants options to acquire common shares of the Company on such terms and at such exercise prices as may be determined by the Board. The Plan provides that the maximum number of common shares in the capital of the Company that may be reserved for issuance under the Plan shall be equal to 3,700,000 (2004 – 2,295,000) common shares and that the maximum number of common shares which may be reserved for issuance to any one optionee pursuant to a share option may not exceed 5% of the common shares outstanding at the time of grant.

The options must be exercised within five years of grant. The exercise price may not be lower than the market price of the common shares at the time of grant. The options have a vesting period of 18 months: 25% at the date of grant and 12.5% for the following six quarters.

A summary of changes in the Company's stock options outstanding is presented below:

	2005		2004	
	Number of options	Average exercise price $	Number of options	Average exercise price $
Beginning of year	1,283,959	0.81	680,000	0.16
Granted	1,870,000	0.76	1,235,000	0.85
Exercised	(37,084)	0.15	(621,041)	0.19
Expired or cancelled	(70,625)	0.41	(10,000)	0.20
End of year	3,046,250	0.79	1,283,959	0.81

Exercise price $	Number of options Outstanding	Number of options Exercisable	Expiry date
0.15	6,250	6,250	February 2008
0.85	1,180,000	1,032,500	October 2008
1.30	40,000	25,000	January 2009
0.75	1,320,000	660,000	August 2009
0.75	500,000	125,000	February 2010
	3,046,250	1,848,750	

In accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, the Company accounted for options granted in the years ended March 31, 2005 and 2004 using the fair value method. Total stock-based compensation costs for the year amount to $899,925 (2004 – $480,675) (note 13), including $410,135 (2004 – $187,175) capitalized to mining assets as part of the Chihuahua project costs on the basis that the options were granted to officers and consultants involved exclusively in the exploration program in Mexico. The balance of $489,790 (2004 – $293,500) was expensed in the statement of operations.

The weighted average of estimated fair value of each option granted was estimated using the Black-Scholes option pricing model based on the following assumptions:

	2005	2004
Average dividend per share	nil	nil
Estimated volatility	105%	75%
Risk-free interest rate	3.8%	3.5%
Expected life of options granted	4 years	5 years
Option price	$0.75	$0.85
Weighted average of estimated fair value of each option granted	$0.53	$0.54

13 Contributed surplus

	2005 $	2004 $
Balance – Beginning of year	480,675	-
Stock-based compensation cost (note 12)	899,925	480,675
Balance – End of year	1,380,600	480,675

14 Income taxes

The future income tax balances are summarized as follows:

	2005 $	2004 $
Current future income tax assets		
Non-capital losses	26,000	23,000
Share issue costs	105,000	72,000
	131,000	95,000
Long-term future income tax assets		
Property, plant and equipment	25,000	-
Mining assets	421,000	403,000
Non-capital losses	3,398,000	1,027,000
Share issue costs	245,000	215,000
Other	226,000	109,000
	4,315,000	1,754,000
Total future income tax assets	4,446,000	1,849,000
Long-term future income tax liabilities		
Mining assets	(2,723,000)	-
Total net future income tax assets	1,723,000	1,849,000
Less: Valuation allowance	(1,723,000)	(1,849,000)
	-	-

As at March 31, 2005, the cost for income tax purposes of the mining assets totalled approximately $7,092,000. The difference between this cost and the amount capitalized in the financial statements arises mainly as a result of the write-off of some of the mining assets and the election of the Company in Mexico to deduct, in the year incurred, the exploration expenses and costs of mining claims prior to the commencement of commercial operations of a mine. This cost may be applied to reduce future taxable income over an unlimited period of time.

The Company has accumulated non-capital losses of approximately $11,955,000. These losses will expire from 2006 to 2015 as follows:

		$
Years ending March 31,	2006	82,000
	2007	184,000
	2008	203,000
	2009	154,000
	2010	151,000
	2011	622,000
	2012	1,044,000
	2015	9,515,000

The unamortized balance for tax purposes of share issue expenses amounting to approximately $1,124,000 will be deductible over the next four years.

The potential net tax effects of these items are not reflected in these consolidated financial statements since it is more likely than not that the income tax asset will not be realized.

15 Asset retirement obligations

As of March 31, 2005, the Company has not recognized any asset retirement obligation as it does not have sufficient information to determine a realistic obligation maturity schedule. A liability stemming from any asset retirement obligation will be recorded in the period in which there is sufficient information to establish an obligation maturity schedule.

16 Statements of cash flows

The changes in non-cash working capital items are as follows:

	2005 $	2004 $
Sales tax and other receivables	(906,014)	(78,163)
Concentrate inventory	(220,600)	-
Prepaid expenses	18,068	(22,887)
Accounts payable and accrued liabilities	84,801	103,652
	(1,023,745)	2,602

17 Related party transactions

During the year, companies controlled by officers of the Company charged consulting fees amounting to $627,371 (2004 – $263,982), including $463,168 capitalized to deferred exploration costs (2004 – $203,527). As at March 31, 2005, the balance due to these officers amounted to $12,000 (2004 – $26,763).

In November 2004, directors and officers of the Company participated in private placements of units (see terms described in note 10(i)) for a total consideration of $773,300.

During the year, a company controlled by a director charged sampling and analysis costs amounting to $14,724 which were capitalized to mining assets (2004 – $64,875).

Related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

18 Commitment

In February 2004, the Company and two other companies jointly signed a five-year lease for office premises. The annual rent of approximately $150,000 is divided equally among the three companies.

19 Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

RECEIVED
2006 JUN 19 A 10:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FEE RULE

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: **Dia Bras Exploration Inc.**

Financial Year Ending, used in calculating the participation fee: **March 31, 2005**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year	51,457,477	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X 0.72	
Market value of class or series	= 37,049,383	
		37,049,383 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)		37,049,383 (A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**		--- (B)
(Repeat for each class or series of corporate debt or preferred shares)		______ (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =		37,049,383

Total fee payable in accordance with Appendix A of the Rule **$2,500.00**

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ____________

$$\frac{\text{Total Fee Payable} \times \text{Number of entire months remaining in the issuer's financial year}}{12}$$

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ____________

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ____________

Contributed surplus ____________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ____________

Long term debt (including the current portion) ____________

Capital leases (including the current portion) ____________

Minority or non-controlling interest ____________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ____________

Any other item forming part of shareholders' equity and not set out specifically above ____________

Total Capitalization ____________

Total Fee payable pursuant to Appendix A of the Rule ____________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ____________

$$\frac{\text{Total Fee Payable} \times \text{Number of entire months remaining in the issuer's financial year}}{12}$$ ____________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ____________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:

If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ____________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ____________

Percentage of the class registered in the name of an Ontario person X ____________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ____________

Capitalization (add market value of all classes and series of securities) ____________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ______________

Contributed surplus ______________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ______________

Long term debt (including the current portion) ______________

Capital leases (including the current portion) ______________

Minority or non-controlling interest ______________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ______________

Any other item forming part of shareholders' equity and not set out specifically above ______________

Percentage of the outstanding equity securities registered in the name of an Ontario person X ______________

Capitalization ______________

Total Fee payable pursuant to Appendix A of the Rule ______________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ______________

Total Fee Payable	×	Number of entire months remaining in the issuer's financial year
		12

____

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ______________

Notes and Instructions

1. This participation fee is payable by reporting issuers, except in the case of investment funds. An investment fund that is a reporting issuer and that has an investment fund manger does not pay a corporate finance participation fee. The only investment funds that pay a corporate finance participation fee are those that are reporting issuers and that do not have an investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the daily noon exchange rate in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.



1500 University Street, Suite 700, Montreal, Quebec H3A 3S8 Tel : (514) 982-7888 Fax : (514) 982-7580

July 11, 2005 **SEDAR #3031**

To: TSX Venture Exchange
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Subject: Dia Bras Exploration Inc. **AMENDED**

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual and Special Meeting of Shareholders
2.	Security Description of Voting Issue	:	Common Shares
3.	CUSIP Number	:	25244F109
4.	**Record Date**	**:**	**August 2, 2005**
5.	Meeting Date	:	August 30, 2005
6.	Meeting Location	:	Montreal, Quebec

Yours truly,

Computershare Trust Company of Canada
Agent for Dia Bras Exploration Inc.

c.c.: Dia Bras Exploration Inc.


RECEIVED
2005 JUN 19 A 10:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DIA BRAS EXPLORATION INC.

BC FORM 51-901F - YEAR END REPORT

ISSUER DETAILS

FOR YEAR ENDED:	March 31, 2005
DATE OF REPORT:	July 27, 2005
NAME OF ISSUER:	**Dia Bras Exploration Inc.**
ISSUER ADDRESS:	630, René-Lévesque Blvd. West Suite 2930 Montreal, Quebec, Canada H3B 1S6
ISSUER FAX NUMBER:	(514) 866-6193
ISSUER TELEPHONE NUMBER:	(514) 866-6001
CONTACT NAME:	**Leonard Teoli**
CONTACT POSITION:	Chief Financial Officer
CONTACT TELEPHONE NUMBER:	(514) 866-6001 – Ext. 226
CONTACT EMAIL ADDRESS:	lteoli@sgv.ca
WEB SITE ADDRESS:	WWW.DIABRAS.COM

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
[signature]	**RÉJEAN GOSSELIN**	2005/07/27
[signature]	**ANDRÉ ST-MICHEL**	2005/07/27

DIA BRAS EXPLORATION INC.

BC FORM 51-901F - YEAR-END REPORT

SCHEDULE "A"

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

See year end audited consolidated Financial Statements for the year ended March 31, 2005, filed separately.

DIA BRAS EXPLORATION INC.

BC FORM 51-901F - YEAR END REPORT

SCHEDULE "B"

SUPPLEMENTARY INFORMATION

1. ANALYSIS OF DEFERRED EXPLORATION COSTS

	Year ended March 31, 2005	Year ended March 31, 2004
	$7,645,774	**$2,524,001**
Property acquisition and related costs	$1,493,588	$564,822
Sampling	$415,509	$75,890
Geology consulting and management	$633,696	$506,402
Geophysical survey	$122,515	$637,893
Drilling	$2,665,572	$255,742
Pilot mining development	$335,393	$-
Supervision and local administrative costs	$647,934	$74,035
Transportation	$946,510	$184,467
Roads	$187,761	$37,575
Camp costs	$133,306	$-
Capitalized amortization of exploration building and equipment	$356,161	$-
Stock compensation costs	$410,135	$187,175
Write-off of mining assets	$(481,706)	$-
Concentrate inventory	$(220,600)	$-

2. RELATED PARTY TRANSACTIONS

See Note 17 to the Audited Consolidated Financial Statements.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING YEAR

- 15,742,486 common shares issued for $7,212,426.
- 12,002,068 common share purchase warrants exercisable at $0.90.
- 1,870,000 options granted at an exercise price of $0.76.

4. **SUMMARY OF SECURITIES AS AT MARCH 31, 2005 YEAR END**

See Notes 10, 11 and 12 of the Notes to the Audited Consolidated Financial Statements.

5. **LIST OF DIRECTORS AND OFFICERS AS AT JULY 27, 2005**

Directors: Réjean Gosselin, André St-Michel, Philip Renaud, Mousseau Tremblay, James A. Culver and Robert D. Hirsh

Officers: Philip Renaud, *Chairman of the Board*
Réjean Gosselin, *President and Chief Executive Officer*
André St-Michel, *Executive Vice-President*
Leonard Teoli, *Chief Financial Officer*
Luce L. Saint-Pierre, *Corporate Secretary*

DIA BRAS EXPLORATION INC.

BC FORM 51-901F - YEAR END REPORT

SCHEDULE "C"

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management discussion and analysis follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the audited consolidated annual financial statements and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in this MD&A are expressed in Canadian dollars.

This MD&A contains forward-looking statements that express, as at the date of this report, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward looking statements are reasonable, but involve a number of risks and uncertainties and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcome and results may differ materially from those expressed in these forward looking statements and readers should not place undue reliance on such statements.

1.1 DATE:

This management discussion and analysis is as of July 22, 2005.

1.2 OVERALL PERFORMANCE:

Dia Bras Exploration Inc. (the "Company") is a mining exploration company with rights and options on 20 properties covering 11,857 hectares in the State of Chihuahua in Mexico.

During the year ended March 31, 2005, the Company focused on its polymetallical Mexican projects. The Company abandoned its option on the MacKaskill and Magpie diamond prospect properties in the Wawa region of Ontario, Canada, where work obligations had not been met.

During 2004-2005, the Company added to its portfolio two very promising properties the Bolivar property and the Promontorio-Hidalgo property.

Subsequent to year end, the Company started generating cash flows through the sale of copper and zinc concentrate from the Bolivar property. However, the Company is not considered to be in commercial production since there are no reserves and the economic status of the project has not been established.

Bolivar property:

The Bolivar property had been identified through the Company's first exploration program as being the nucleus of the Bolivar exploration area. It quickly became the main exploration target in the Cieneguita region where the Company has spent to date over $5.0 million in exploration and development costs.

The former privately-owned mine which was operated until the mid-90's contains high grade copper-zinc zones. Following an intensive drilling program (133 holes totaling 23,604 meters), management decided to complete underground geology, rehabilitate existing addicts and develop ore mine access in view of starting a pilot-mining program, which began as forecasted in February 2005.

In order to process the ore extracted from Bolivar, the Company acquired in November 2004, pursuant to a capital lease agreement, a crushing and processing plant in Mal Paso, Chihuahua. The total cost amounts to US$750,000, including plant refurbishing costs and a US$5.00 per tonne processing fee. The plant capacity was raised from 100 to 200 tonnes per day and current plans are to increase it to 300 tonnes per day by September 2005. The Company controls every operational aspect at the plant site. The mill start-up encountered problems due, mostly, to insufficient water supply which impacted on the plant productivity. The problems were resolved and the Company has now access to additional water supply to support future mill capacity.

This pilot program will provide important production cost data which will be useful at the pre-feasibility study stage. The Company believes that the short term cash flows resulting from the production of copper and zinc concentrate will permit self-financing of the development and exploration program at the Bolivar mine and in the Bolivar area. In order to generate sufficient funds to achieve that goal, the Company needs to access, mine and process high grade ore over a few month period before the end of 2005.

Promontorio:

In July 2004, the Company acquired an interest in the Promontorio and Hidalgo properties where a high grade copper, gold and silver ore deposit is located covering 45 hectares in the region of Ocampo in the State of Chihuahua. According to Mine Development Associates, the deposit contains 1,023,000 tonnes including grades of 4.04% Cu, 2.61g/t Au and 69.79 g/t Ag*. Later on the Company acquired rights to the El Magistral property which surrounds and completes the Promontorio project. Since this acquisition, the Company has performed a first drilling campaign consisting of 15 holes for a total of 3,177 meters. As the Company will maintain focus on the Bolivar project, management has decided to significantly reduce the level of exploration work at Promontorio over the next few months. The management has high exploration expectations for Promontorio and is looking at strategies to develop its potential as soon as possible.

Camp:

Two camps are in operation: the Cieneguita camp, on the Bolivar property, is a moveable camp which includes offices, mapping facilities, rooms, kitchen, warehouses, core shack, garage and a helicopter base; and a mini-camp on the Promontorio property with mobile homes, kitchen and offices.

Mining and exploration Equipment:

The Company owns mining and exploration equipment which are totally paid for. Over $3.6 million of equipment including three front-end loaders and a fleet of nine solid dump trucks used to transport ore from Bolivar have been purchased over the first 18 months of operations.

A program has been implemented to ensure maintenance of the equipment which is used under difficult conditions.

Investing activities:

The Company, acting as a sub-licence agent of Nichromet Extraction Inc. ("Nichromet") in Mexico, entered into an agreement with Ecu Silver Mining Inc. ("Ecu Silver"), in October, for the acquisition by Ecu Silver of the right to use the Nichromet technology for its Mexican mining projects in consideration for 1,000,000 common shares, of which 500,000 will be issued at the start of production, and a 1.5% net smelter royalty (NSR). All consideration received is shared equally with Nichromet. The Company recorded an income of $92,500 representing the fair market value of 250,000 common shares issued by Ecu Silver.

---

* Notwithstanding anything mentioned above or previously disclosed, readers should be cautioned that Dia Bras has not done the work necessary to verify the classification of the resource and is therefore not treating the reported resource as an indicated resource within the meaning of NI 43-101 and that the historical estimate should not be relied upon.

As part of this transaction, the Company made a private placement of $200,000 in consideration for 666,666 units of Ecu Silver, each unit comprising one common share and one common share purchase warrant entitling its holder to subscribe one common share of Ecu Silver at a price of $0.39 until August 10, 2006. The proceeds of the private placement will be used by Ecu Silver for the installation of a metallurgical laboratory to test samples using the Nichromet technology. The Company will have the right to use the metallurgical laboratory and any pilot plant that may be built subsequently, at cost plus 10%.

The Company acquired a licence from Nichromet in August 2003 for the use and marketing of the Nichromet technology in Mexico. The original terms of the agreement provided for the expiry of the licence in August 2005 if the Company had not used the technology. The Company is currently negotiating the deferral of the expiry date and is confident to reach an agreement with Nichromet.

Outlook:

Due to the pressure of the strong demand from China for base metal, copper and zinc market prices (currently over US$1.63/lb and US$0.53/lb) have significantly increased since last year (US$1.28 and US$0.45). The Company is in an excellent position to benefit from the current high prices.

The objectives for 2005-2006 are:

- Increase the Mal Paso mill capacity to 300 tonnes per day by September 2005.
- Mine high grade ore at the Bolivar mine property to generate short term cash flow to finance the exploration and development activities.
- Continue exploration on Bolivar in order to complete the pre-feasibility study.
- Develop a strategy to resume as soon as possible an aggressive exploration program at Promontorio.

1.3 SELECTED ANNUAL INFORMATION:

			Year ended March 31
	2005	**2004**	**2003**
	$	$	$
Sales	-	-	-
Write-off of mining assets	481,706	-	-
Net loss	2,095,804	1,176,702	685,484
Net loss per share	0.05	0.05	0.07
Total assets	20,668,572	11, 910,623	163,164
Working capital	3,649,779	8,139,983	32,241
Cash and cash equivalents	2,954,870	4,707,091	96,747

1.4 RESULTS OF OPERATIONS:

During the year ended March 31, 2005, the Company incurred a loss of $2,095,804 ($0.05 per share) compared to a loss of $1,176,702 ($0.05 per share) in 2004.

This loss includes a write-off of mining assets in the amount of $481,706 and a stock-based compensation non cash cost of $489,790. All other costs are corporate related expenses.

The continual growth of the Company activities in Mexico during the last year resulted in additional expenses at the Montréal corporate office, such as travel costs and insurance, as well as increased personnel and consultant costs. The Company also increased its promotion and investor relation activities. Subsequent to year end, the Company completed a Canadian financial tour to promote the Company's activities and projects.

As at March 31, 2005, the Company had an inventory of concentrates estimated at $220,600. In May 2005, it completed its first sales of concentrates which amounted to US$573,565. During pre-commercial production phase, all income from the pilot-mining program is accounted for as a deduction against deferred exploration expenses on the balance sheet.

As at June 30, 2005, a total of 15,612 tonnes of ore had been processed at the mill for an aggregate production of 2,601 tonnes of copper and zinc concentrate. Net sale proceeds of the concentrates amounted to US$941,000. 90% of sale proceeds are received within two days of invoicing, the remaining 10% representing a normal holdback in this industry which is received after final settlement of the terms of the sale.

1.5 SUMMARY OF QUARTERLY RESULTS:

Quarter ended	Net loss $	Net loss per share $
March 31, 2005	496,456	0.01
December 31, 2004	1,201,814	0.02
September 30, 2004	254,940	0.01
June 30, 2004	142,594	0.01
March 31, 2004	491,718	0.02
December 31, 2003	539,407	0.02
September 30, 2003	124,270	0.01
June 30, 2003	21,307	<0.01

Until the quarter ended September 30, 2003, the Company had very limited activities. Corporate costs were maintained at their minimal level. The last exploration program had been performed during 2002 on the diamondiferous Wawa properties.

In that quarter, the Company began to evaluate the exploration potential of certain available Mexican properties. Following the acquisition of the first properties (Santa Maria and San Jose) in July 2003, the Company benefited from a revival of the industry marked by increasing base and precious metal prices and a better access to capital market. Between September and December of 2003, the Company raised over $12 million through private placement financings to initiate the first exploration program in Mexico. With the availability of funds, the Company could increase personnel and consulting assistance in management and promotional activities.

Beginning in fiscal 2003-2004, the results include the cost attributed to options granted and vested which represent an important non monetary item on the Consolidated Statement of Operations.

1.6 LIQUIDITY:

As at March 31, 2005, the Company has a working capital of $3,649,779 including $2,954,870 in cash and cash equivalent compared to $8,139,983 as at March 31, 2004, including $4,707,091 in cash and cash equivalent and $3,500,000 in short-term deposit.

At that date, sales tax and other receivables amount to $1,011,872 and are mostly comprised of Mexican recoverable input tax credit which has been received in part subsequent to year end. The Company expects total recovery of the tax credit by the end of August 2005. The Company is following up regularly monitoring with local Mexican IRL authorities as the tax credit represents an important source of funds.

Current liabilities include the obligation related to the plant under capital lease which is paid at the rate of US$5.00 per tonne of ore processed.

1.7 CAPITAL RESOURCES:

The availability of funds depends on the capital markets. The main source of financing of the Company is the issuance of equity shares. The Company is confident that, by continuing to demonstrate the quality of its properties, it will continue to be able to finance the development of its projects.

The Company completed, in November 2004, private placements of units at $0.75 per unit for a total gross consideration of over $9.0 million which served mainly for the acquisition of mining equipment and for the development and exploration at both Bolivar and Promontorio projects.

As at March 31, 2005, there were 29,125,399 warrants outstanding expiring between September 2005 and November 2006 at an average exercise price of $0.97, which represent a potential source of financing of approximately $28.2 million. The Company expects to receive $1.3 million from the exercise of all the remaining $0.17 warrants before the end of September 2005. Subsequent to year end, 750,647 of these warrants have been exercised for total proceeds of $127,610.

The Company expects to self-finance its exploration and development effort with the cash flow generated from its pilot-mining program at the Bolivar property. However it would like to secure a financial margin against operational contingencies.

Financial commitment:

The Company's financial commitments are as follows:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is equally divided among the three companies.

- Capital lease agreement for the use of a crushing plant and treatment mill at a cost of US$5.00 per tonne (minimum of 2,500 tonnes per month).

In order to exercise its various options on the properties, the Company will have to make the following payments:

2005-2006:	US$565,000
2006-2007:	US$507,500
2007-2008:	US$400,000
2008-2009:	US$350,000
2009-2010:	US$3,000,000

1.8 OFF-BALANCE SHEET ARRANGEMENTS:

The Company did not enter into any off balance sheet arrangements.

1.9 RELATED PARTY TRANSACTIONS:

During the year ended March 31, 2005, companies controlled by officers of the Company charged consulting fees amounting to $627,371 (2004 - $263,982), including $463,168 capitalized to deferred exploration expenses (2004 - $203, 527). The balance owed to these companies as at that date amounts to $12,000 (2004 - $26,763).

In November 2004, directors and officers of the Company participated in private placements of units for a total consideration of $773,300. During the year, a company controlled by a director charged sampling and analysis costs amounting to $14,724 which were capitalized to mining assets (2004 - $64,875).

The related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

1.10 FOURTH QUARTER:

As part of a pre-feasibility study, the Company started the pilot-mining program on Bolivar property in February after refurbishing the plant acquired under a capital lease agreement.

The Company has continued its drilling program on the Bolivar.

1.11 PROPOSED TRANSACTIONS:

The Board of directors has approved the increase of the maximum number of shares reserved for issuance under the Stock Option Plan to 5,100,000, representing approximately 10% of the issued and outstanding shares. This increase will be submitted to the approval of the shareholders at the annual meeting.

The Company is in the process of changing its financial year end to December 31 to coordinate accounting and reporting with its Mexican subsidiaries which have a statutory December year end.

1.12 CRITICAL ACCOUNTING ESTIMATES:

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Mining assets:

Mining assets include rights and options to acquire interests in mining properties, deferred exploration expenses, supplies inventory that will be used for exploration and deposits on future mining assets. Exploration expenses are deferred until the economic viability of the project has been established, at which time the expenses are added to mining properties. Expenses are written off when properties are abandoned or when expense recovery becomes uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

1.13 CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION:

There were no changes in accounting policies.

1.14 FINANCIAL AND OTHER INSTRUMENTS:

The Company does not use derivative financial or other instruments.

1.15 OTHER REQUIREMENTS IN THE MANAGEMENT DISCUSSION AND ANALYSIS:

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's web site at www.diabras.com.

(b) (i) National instrument 51-102 – Section 5.3

Below is the detailed analysis of exploration expenditures incurred for the years ended March 31, 2005 and March 31, 2004.

Analysis of cost and deferred exploration expenses

Year ended March 31	2005	2004
	$	$
Balance at beginning of year	2,552,001	28,000
Property acquisition and related cots	1,493,588	564,822
Sampling	415,509	75,890
Geology consulting and management	633,696	506,402
Geophysical survey	122,515	637,893
Drilling	2,665,572	255,742
Pilot-mining development	335,393	-
Supervision and local administrative costs	647,934	74,035
Transportation	946,510	184,467
Roads	187,761	37,575
Camp costs	133,306	-
Capitalized amortization of exploration building and equipment	356,161	-
Stock compensation costs	410,135	187,175
	8,348,080	2,254,001
Write-off of mining assets	(481,706)	-
Concentrate inventory	(220,600)	-
	7,645,774	-
Balance at end of year	10,197,775	2,552,001

(ii) National Instrument 51-102 - Section 5.4

Disclosure of Outstanding Securities as at July 22, 2005

Common shares: 52,208,124

Warrants (each warrant entitles the holder to purchase one common share of the Company at the exercise price indicated until expiry date): 28,374,752

Number of warrants	Exercise price	Expiry date
7,267,020	$0.17	September 2005
1,406,250	$0.84	October 2005
2,779,445	$0.94	November 2005
4,919,969	$2.50	December 2005
12,002,068	$0.90	November 2006

Options outstanding: 2,576,250

Number of options	Exercise price	Expiry date
6,250	$0.15	February 2008
1,180,000	$0.85	October 2008
40,000	$1.30	January 2009
1,320,000	$0.75	August 2009
500,000	$0.75	February 2010

1.16 EXPERT:

Mr. Philip Goodell, geologist, is a "qualified person" as defined by NI-43-101. Mr. Goodell prepared a technical report (*Evaluation Report for the Santa Maria and Florida Projects*) dated September 22, 2003 and revised December 8, 2003 which was filed on December 16, 2003.

1.17 RISKS AND UNCERTAINTIES:

Business risk:

The exploration for and development of mineral deposits involve significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are in the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

The Company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company operations.

Foreign exchange rate risk:

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. It buys its currencies based on its exploration budget.

Interest rate risk:

The Company's tax and other receivables and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents bear interest at variable rates.

Exploration Dia Bras inc.


RECEIVED
2006 JUN 19 A 10:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Objet : Rapport sur les titres placés au Québec sous le régime des dispenses prévues à l'article 52 de la *Loi sur les valeurs mobilières du Québec* (la « Loi ») pour l'exercice terminé le 31 mars 2005 (article 114 du *Règlement sur les valeurs mobilières* (Québec))

Émission d'actions ordinaires

DATE	NOMBRE	VALEUR ($)	OPÉRATION
Juin 2004	620 001	121 000	Exercice de bons de souscription
Octobre 2004	466 667	79 333	Exercice de bons de souscription
Janvier 2005	125 000	21 250	Exercice de bons de souscription
Février 2005	420 000	71 400	Exercice de bons de souscription
Mars 2005	130 000	22 100	Exercice de bons de souscription

Attribution d'options d'achat d'actions

DATE	NOMBRE	PRIX DE LEVÉE
30 août 2004	1 050 000	0,75 $
25 février 2005	150 000	0,75 $

Levée d'options

Il n'y a eu aucune action émise au Québec à la suite de la levée d'options.

Montréal, le 28 juillet 2005.

EXPLORATION DIA BRAS INC.
par :

Luce L. Saint-Pierre

Luce L. Saint-Pierre
Secrétaire

Exploration Dia Bras inc.
630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514) 866-6001
Télécopieur : (514) 866-6193

Le 28 juillet 2005

VIA SEDAR

AUTORITÉ DES MARCHÉS FINANCIERS
800, Place Victoria
22ième étage
C.P. 246, Tour de la Bourse
Montréal (Québec)
H4Z 1G3

Objet : Rapport sur les titres placés au Québec sous le régime des dispenses prévues à l'article 52 de la *Loi sur les valeurs mobilières du Québec*

Madame, Monsieur,

Veuillez trouver ci-joint le rapport mentionné en rubrique pour l'exercice terminé le 31 mars 2005 relativement à la société EXPLORATION DIA BRAS INC.

Espérant le tout conforme, veuillez agréer, Madame, Monsieur, l'expression de nos sentiments distingués.

EXPLORATION DIA BRAS INC.
par :

Luce L. Saint-Pierre

Luce L. Saint-Pierre
Secrétaire

p.j.

Dia Bras Exploration Inc.
630 René-Lévesque Blvd. West, Suite 2930
Montreal, Quebec
Canada, H3B 1S6

Telephone : (514) 866-6001
Fax : (514) 866-6193

NOTICE PURSUANT TO PARAGRAPH 4.8.3 OF NATIONAL INSTRUMENT 51-102
RESPECTING CONTINUOUS DISCLOSURE OBLIGATIONS

CHANGE IN YEAR-END

DIA BRAS EXPLORATION INC. (the "Company") is a reporting issuer in the provinces of Québec, Ontario, Alberta and British Columbia.

(a) The Company has decided to change its year-end.

(b) The reasons for the change are as follows:

(i) All the Company's activities and mining properties are in Mexico. The mining properties are held through Mexican subsidiaries which have a statutory year-end on December 31.

Audit fees are lower when the parent company and the subsidiaries have the same year-end. In order to avoid duplication of audit work, the board of directors of the Company has decided to change the year-end of the parent company.

(ii) Most of the mining companies at the commercial production stage have a December 31 year-end. For comparison purposes, it is more interesting to have comparable financial statements. The board of directors considers that it is better for the Company, on the capital market, to report on the same period basis as other mining companies and has therefore decided to change the year-end of the Company.

(c) The Company's old financial year end is March 31.

(d) The Company's new financial year end is December 31.

(e) Refer to Appendix "A" for the financial statements (interim and annual) of the Company's transition year (April 1 to December 31, 2005) and new financial year (January 1 to December 31, 2006).

(f) The filing deadlines for the interim and annual financial statements for the Company's transition year are as follows:

First quarter ending June 30, 2005:	August 29, 2005
Second quarter ending September 30, 2005:	November 29, 2005
Year ended December 31, 2005:	April 30, 2006

APPENDIX "A"

CONTINUOUS DISCLOSURE OBLIGATIONS

CHANGE IN YEAR-END

TRANSITION PERIOD OF NINE (9) MONTHS

Transition year	Comparative annual financial statements to transition year	New financial year	Comparative annual financial statements to new financial year	Interim periods for transition year	Comparative interim periods to interim periods in transition year	Interim periods for new financial year	Comparative interim periods to interim periods in new financial year
9 months ending 05-12-31	12 months ending 05-03-31	12 months ending 06-12-31	9 months ending 05-12-31	3 months ending 05-06-30	3 months ending 04-06-30	3 months ending 06-03-31	3 months ending 05--03-31
				6 months ending 05-09-30	6 months ending 04-09-30	6 months ending 06-06-30	6 months ending 05-06-30
						9 months ending 06-09-30	9 months ending 05-09-30



1500 University Street, Suite 700, Montreal, Quebec H3A 3S8 Tel : (514) 982-7888 Fax : (514) 982-7580

July 11, 2005 **SEDAR #3031**

To: TSX Venture Exchange
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Subject: Dia Bras Exploration Inc.

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual and Special Meeting of Shareholders
2.	Security Description of Voting Issue	:	Common Shares
3.	CUSIP Number	:	25244F109
4.	Record Date	:	July 29, 2005
5.	Meeting Date	:	August 30, 2005
6.	Meeting Location	:	Montreal, Quebec

Yours truly,

Computershare Trust Company of Canada
Agent for Dia Bras Exploration Inc.

c.c.: Dia Bras Exploration Inc.



1500, rue University, Bureau 700, Montréal, Québec H3A 3S8 Tél. : (514) 982-7888 Téléc. : (514) 982-7580

Le 11 juillet 2005 **SEDAR #3031**

Destinataire : L'Autorité des marchés financiers

Objet : Exploration Dia Bras inc.

Madame, Monsieur,

Veuillez prendre note des informations relatives à la prochaine assemblée des actionnaires de la société précitée:

1.	Genre d'assemblée	:	Annuelle et extraordinaire des actionnaires
2.	Description de l'émission	:	Actions ordinaires
3.	Numéro du cusip	:	25244F109
4.	Date d'inscription	:	Le 29 juillet 2005
5.	Date de l'assemblée	:	Le 30 août 2005
6.	Endroit de l'assemblée	:	Montréal (Québec)

Veuillez agréer, Madame, Monsieur, nos salutations les meilleures.

Société de fiducie Computershare du Canada
Agent pour Exploration Dia Bras inc.

cc: Exploration Dia Bras inc.

REPORT ON THE PROMONTORIO GOLD-COPPER EXPLORATION PROPERTY, MEXICO PREPARED FOR DIA BRAS EXPLORATION INC.

NI 43-101 Report

Author:
Hrayr Agnerian, M.Sc. (Applied), P.Geo.


RPA

January 24, 2005

ROSCOE POSTLE ASSOCIATES INC.
Toronto, Ontario.
Vancouver, B.C.

TABLE OF CONTENTS

LIST OF TABLES

PAGE

LIST OF FIGURES

1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) has been retained by Dia Bras Exploration Inc. (Dia Bras) to prepare an independent Technical Report on the Promontorio exploration property situated some 250 km west-southwest of the city of Chihuahua, the Capital of the State of Chihuahua in Northern Mexico. The Technical Report is required to be conformable to NI 43-101 Standards of Disclosure for Mineral Projects. RPA visited the property from September 10 to 12, 2004.

Dia Bras is a Canadian mining company involved in exploration for copper, zinc, lead, gold and silver deposits, with a corporate office in Montréal and an office of its wholly owned subsidiary, Dia Bras Mexicana S.A. de C.V., in the City of Chihuahua, Mexico. Its main interests are in polymetallic gold properties in Mexico, which are owned and operated by Dia Bras Mexicana S.A. de C.V.

The Promontorio Property comprises three Mineral Licences hosting at least five polymetallic veins; Veta Grande Vein, Santiago Vein, Mina Vieja Vein, Mina Vieja Hangingwall and San Felipe Vein. Some underground sampling has been carried out on these veins in the past, and the property contains a number of old shallow vertical shafts and underground workings, such as drifts and cross cuts, along the Veta Grande Vein and the Santiago Vein. There is no infrastructure on the property and it is at an intermediate exploration stage. Currently, Dia Bras is carrying a diamond drilling program on the property.

CONCLUSIONS

Based on our review of earlier studies and technical reports, history of mining in the area and our field observations during the site visit, RPA concludes that:

- There is good potential for economic gold, silver, copper, zinc and lead mineralization on the Promontorio Property, and further exploration work is warranted.

- In RPA's opinion, the Project is operated by a group of professionals who have considerable experience in local geology and mining methods.

- Despite small-scale mining carried out in the past the property is considered by RPA to be at an intermediate exploration stage.

- There are at least five mineralized veins within the property. They are hosted by Late Cretaceous lapilli tuffs. These are the Veta Grande; Santiago, Mina Vieja Hangingwall, Mina Vieja and San Felipe veins.

- The Veta Grande Vein is situated some 50 m east of the central gully. Since it is parallel to this gully, it may extend along strike in a northwest trend, beyond the current Hidalgo and Promontorio Mineral Concessions and into the El Magistral Mineral Concession.

- The mineralized zones are readily seen from the air and situated along the western slope of the hill (on the eastern side of the central gully) with limonitic staining as well as at relatively more resistant silicified outcrops along the western flank of the gully.

- The prominent structural feature is the northwest trending central gully and a 300 m wide by 1.5 km long alteration zone is situated on the eastern side of the gully, i.e. the area underlain by Late Cretaceous felsic tuffs (LVS).

- Mineralized intersections encountered during the current drilling campaign ranged from 0.15% Cu over 2 m to 10.57% Cu over 3.5 m (with most intersections in a range from 1% Cu to 6% Cu) and 0.25 g/t Au over 2 m to 8.51 g/t Au (with most intersections in a range from 0.5 g/t Au to 2 g/t Au).

- A new and wider mineralized zone has been intersected in holes P96-01 and P96-02, but has not yet been identified as a target area. These intersections are situated some 20 m to 25 m east of the Veta Grande vein, and in general, are wider and higher grade than the average in the other drill holes, as noted above. RPA is of the opinion that this is a new target area and warrants further drill testing.

- No significant anomalies or structures are located on the western side of the gully, i.e. the area which is underlain by Mid-Tertiary andesitic tuffs (UVS).

RECOMMENDATIONS

RPA considers the Promontorio Project to be a property of merit and recommends a systematic exploration program including drilling, as follows:

- Detailed geological mapping and geophysical (magnetometer) surveys.
- Detailed continuous chip and/or channel sampling of the mineralized zones encountered in previous mining.
- Interpretation and analysis of topographic lineaments, which may be surface expressions of faults/shear zones, such as the Santiago Vein.
- Systematic drill testing of the alteration zone and the mineralized veins east of the central gully. RPA recommends a program in the order of 10,600 m of diamond drilling. This would consist of:
    - Diamond drill testing with short holes to assess the potential for near surface and lower grade gold mineralization which may be amenable to open pit mining. Some 2,700 m of drilling (45 holes at 60 m each) are considered for this phase of the program.
    - Diamond drill testing by longer holes to test the extensions of the known mineralization east of Veta Grande at depth and along strike. Some 4,300 m of drilling (25 holes at 170 m each) are considered for this phase of the program
    - Underground diamond drilling from the eastern side of the Veta Grande vein. This would be carried out from drill stations spaced 50 m apart along an exploration drift about 50 m east of the Veta Grande Vein. Some 4,000 m of drilling (10 stations with 400 m each, with 6 drill holes varying in length from 50 m to 100 m) are considered for this phase of the program.

- Dewatering of old underground workings at the Veta Grande Vein.

- Driving an exploration drift approximately, 300 m long and situated 50 m east and oriented parallel to the Veta Grande Vein, for underground drilling.

- Metallurgical tests by the Nichromet Method to assess the recovery of the gold and copper, considering the high arsenic content of the massive sulphide zones.

RPA estimates a total budget of $2,700,000 for a two-phase program, as follows:

Phase One

Detailed mapping, prospecting and geophysical surveys	$80,000
Dewatering and refurbishment of underground workings	$100,000
Surface & underground sampling and assays	$50,000
Surface diamond drilling: 6,600 m @$75	$500,000
Underground exploration drift: 300 m @$166	$50,000
Underground diamond drilling: 4,000 m @$75	$300,000
Assays and analytical	$250,000

Metallurgical (Nichromet) testing	$25,000
Estimation of Mineral Resources	$50,000
General administration	$400,000
Compilation of technical data	$45,000
Contingencies	$150,000
Subtotal Phase One	**$2,000,000**
Phase Two	
Bulk sampling and further metallurgical work	$50,000
Feasibility Study and estimation of Mineral Reserves	$450,000
General administration	$150,000
Contingencies	$50,000
Subtotal Phase Two	**$700,000**
Total Estimated Budget	**$2,700,000**

RPA notes that the Phase Two work is dependent on the results of the Phase One program. RPA is also of the opinion that a program of bulk sampling of old underground workings may be carried out upon completion of the recommended diamond drilling. Finally, RPA notes that some of the recommended diamond drilling may have been carried out during the current drilling program.

TECHNICAL SUMMARY

PROPERTY STATUS

The Promontorio exploration property comprises three mineral licences. The initial two licences (Hidalgo and Promontorio) acquired from the Bovo family, cover a total area of 45 ha. Recently, Dia Bras has acquired the adjacent El Magistral mineral licence held by Octavio P.R. Carlos, Esther A.T. Soto and José A.U. Escobar. Together with this new licence, the property covers a total area of approximately 187 ha. Even though some small-scale mining has been carried out in the past and some Mineral Resources are reported, the project is at an intermediate stage of exploration.

RPA understands that since the old underground operations at the Veta Grande were shut down before the present environmental legislation in Mexico, no environmental liabilities are attached to the present property, and it is held as an exploration permit.

On July 15, 2004, Dia Bras entered into an Option to Purchase Agreement with the two groups of the Bovo family, for the Hidalgo and Promontorio Licences. Dia Bras agreed to pay a total of US$3 million with graduated annual instalments as follows:

- An initial payment of US$40,000.
- US$60,000 due on June 30, 2005.
- US$100,000 due on June 30, 2006.
- US$150,000 due on June 30, 2007.
- US$150,000 due on June 30, 2008.
- US$2,500,000 due on June 30, 2009.

There are no royalties attached to the Hidalgo and Promontorio Mineral Licences. As part of the above agreement, Dia Bras also has the first right of refusal to participate in any exploration activities on new mineral discoveries made within a distance of 50 km from these two licences.

On November 24, 2004, Dia Bras also entered into an Option to Purchase Agreement with Octavio P.R. Carlos, Esther A.T. Soto and José A.U. Escobar, for the El Magistral Licence. Dia Bras agreed to pay a total of US$1 million with graduated annual instalments as follows:

- An initial payment of US$50,000 due on November 24, 2004.
- US$75,000 due on November 24, 2005.
- US$75,000 due on November 24, 2006.
- US$100,000 due on November 24, 2007.
- US$200,000 due on November 24, 2008.
- US$500,000 due on November 24, 2009.

The agreement for El Magistral is subject to a 1.5% NSR from future production, or an annual cash payment of US$250,000, for a total of US$2,500,000.

As part of the El Magistral agreement, Dia Bras also has the first right of refusal to participate in any exploration activities on new mineral discoveries made within a distance of 10 km from these two licences.

All licences are subject to an annual rental fee of 405 Mexican Pesos/ha (M$75,735) or about US$6,700 for the current year to the Government of the State of Chihuahua.

HISTORY OF EXPLORATION

Exploration for polymetallic Cu-Zn-Pb-Ag-Au deposits in the Sierra Madre Precious Metal Belt of Northwestern Mexico has been carried out since the Spanish Colonial days. In the general area of the current property, this belt comprises the Ocampo mineral district.

Mining first took place on the property before the turn of the 19th Century. Work, however, was disrupted because of the Mexican Revolution in 1910, and did not restart until the 1920s. Thereafter, sporadic mining of silver deposits continued for almost seventy years. In 1922, Sierra Nevada Gold Corporation shipped 27 carloads of direct shipping ore to the American Smelting and Refining Company (Asarco) smelter in Chihuahua. A second phase of mining started with local companies, such as Minas de Chihuahua, who continued underground work in the 1940s, using steam power and producing direct-shipping ore, from the mine to the highway and then to the smelter using mules. A third phase of mining on the property was by Sr. Chavez from 1973 to 1978.

The most recent exploration work on the property was by Empresa Minera Can Mex S.A. de C.V. (Can Mex), who carried out geological mapping, lithogeochemical sampling and a 34-hole reverse circulation drilling (RCD) program from 1993 to 1994. In 1995, Compañía Fresnillo S.A. de C.V. (Fresnillo) carried out geological mapping and extensive sampling of all open cuts and accessible underground workings, including the Santiago tunnel. Results, however, are not available.

GEOLOGY AND MINERALIZATION

The area of the Promontorio Property is characterized by gold and silver-rich epithermal veins within high sulphidation zones hosted by felsic pyroclastic rocks. These

include the Ocampo deposit, which is situated some 25 km (by air) southwest from the Promontorio Property. The property is underlain by an assemblage of volcanic rocks. These consists of Lower Tertiary to Upper Cretaceous andesitic agglomerates, flows and tuffs, referred to as the Lower Volcanic Series (LVS), which are overlain by Mid Tertiary rhyolitic and dacitic ignimbrites and tuffs of the Upper Volcanic Series (UVS). In general, the rocks in the area trend northwest and dip gently to the northeast. These rocks are also cut by several northeast trending normal faults, which are commonly associated with small gullys.

Review of the regional geology and field observations show that, almost invariably, the mineral occurrences in this area are hosted by the felsic pyroclastic and/or porphyritic rocks of the LVS. These showings are commonly situated along narrow river valleys, where the LVS is exposed, and near contacts with the ignimbrites and other intermediate pyroclastic rocks of the UVS.

Base metal and gold mineralization in the Promontorio area is hosted primarily by north-northwest trending and steeply west dipping Veta Grande Vein. This vein is cut by a number of northeast and northwest trending subsidiary veins, such as the Santiago Vein, Mina Vieja Vein and the San Felipe No. 1 Vein. Polymetallic gold-silver-copper-lead-zinc mineralization occurs in brecciated zones within the white to light grey lapilli tuffs of the LVS and consists of massive sulphide zones (50 cm to 1.5 m wide) containing abundant enargite and lesser amounts of chalcocite, bornite, tetrahedrite, tennantite, pyrite, sphalerite and galena. Gold and silver are present as electrum.

Four types of polymetallic Au-Ag-Cu-Pb-Zn-As mineralization is recognised at Promontorio. These are; massive sulphide type; disseminated sulphide type; mixed massive and disseminated sulphide type; and hydrothermal breccia type. The most common and the highest grade mineralization, is the massive sulphide type.

MINERAL RESOURCES

Historical Mineral Resources within the Promontorio property are reported to contain some 625,000 tonnes of Indicated Mineral Resources at an average grade of 2.62 g/t Au, 65.86 g/t Ag, 4.04% Cu, 0.16% Pb, 0.49% Zn and 0.86% As. Inferred Mineral Resources totalling some 398,000 tonnes at an average grade of 2.13 g/t Au, 59.21 g/t Ag, 3.87% Cu, 0.14% Pb, 0.43% Zn and 0.86% As, are also reported. These resources were estimated by Mine Development Associates (MDA), of Reno, Nevada, at a 0.5% Cu cut-off grade, using a specific gravity of 3.34, and are reported to be present within five veins, as presented in the Table below. RPA notes that the bulk of the Mineral Resources comprise the massive sulphide zones of the Veta Grande Vein.

HISTORICAL MINERAL RESOURCES
DIA BRAS EXPLORATION INC. - PROMONTORIO PROPERTY,

Vein	Tonnes	g/t Au	g/t Ag	% Cu	% Pb	% Zn	% As
Indicated Mineral Resources							
Veta Grande	370,700	2.88	75.62	4.71	0.24	0.73	1.08
Santiago	85,300	1.35	34.96	2.93	0.06	0.37	0.67
Mina Vieja HW	31,500	2.72	83.42	6.26	0.13	0.05	1.45
Mina Vieja	77,200	4.14	72.10	2.95	0.03	0.03	0.19
San Felipe	59,700	0.75	32.07	1.71	0.02	0.02	0.31
Total	**624,400**	**2.62**	**65.86**	**4.04**	**0.16**	**0.49**	**0.86**
Inferred Mineral Resources							
Veta Grande	160,300	3.05	88.94	5.69	0.27	0.87	1.31
Santiago	143,100	1.02	24.33	1.77	0.04	0.18	0.46
Mina Vieja HW	33,900	2.69	87.96	7.05	0.13	0.06	1.66
Mina Vieja	28,500	3.54	72.90	3.48	0.04	0.05	0.27
San Felipe	32,100	0.60	23.32	1.09	0.02	0.02	0.12
Total	**397,900**	**2.13**	**59.21**	**3.87**	**0.14**	**0.43**	**0.86**

Note: Above Mineral Resources were estimated by MDA, 1997 at the 0.5% Cu cut-off grade.

MDA estimated the Mineral Resources using the Cross Sectional Method. RPA is of the opinion, however, that the presently available data are not sufficient for estimation of Mineral Resources or Mineral Reserves as defined in NI 43-101. For a Mineral Resource estimate RPA recommends additional diamond drilling, continuous chip or channel

sampling of the wide alteration zone on the surface as well as veins along underground workings.

RECENT EXPLORATION BY DIA BRAS

Since its acquisition of the property, Dia Bras has commenced a program of geological mapping and diamond drilling to test the down-dip and along strike extensions of the mineralized veins at Promontorio. This program is currently in progress. In total, Dia Bras has completed some 3,175 m in 15 drill holes. All of these were inclined drill holes, and the total length varied from 38 m to 340, with most of them being in the range from 160 m to 300 m. Results indicate that medium to high grade copper and gold was intersected in most of the holes. These ranged from 0.15% Cu over 2 m to 10.57% Cu over 3.5 m (with most intersections in a range from 1% Cu to 6% Cu) and 0.25 g/t Au over 2 m to 8.51 g/t Au (with most intersections in a range from 0.5 g/t Au to 2 g/t Au). In total, 527 samples were collected for Cu, Au and Ag assays.

RPA INDEPENDENT SAMPLING

RPA collected thirteen samples for independent check assays. Three of them consisted of surface exposures, one was from a stockpile of mineralized rock from underground workings, and eight samples of diamond drill core both from previous drilling as well as from the current drilling. RPA had them assayed for Au, Ag, Cu, Zn, Pb and As at SGS Laboratories, Don Mills, Ontario. The core samples included samples from some high-grade intersections, such as the massive sulphide zones of the Veta Grande, as well as low-grade gold zones across the breccia zones within the wide alteration zone with disseminated pyrite.

Results of our independent sampling indicate that, in general, these new check assays compare relatively well with the Dia Bras results. The RPA values range from 0.01 g/t Au to 6.99 g/t Au, 11.6 g/t Ag to 507 g/t Ag, 0.01% Cu to 62.15% Cu, <0.01% Zn to 1.08% Zn, 0.02% Pb to 0.25% Pb and 0.01% As to 11.94% As.

METALLURGICAL TESTING

Metallurgical testwork on the Promontorio samples was initiated by Sierra Dorada S.A. de C.V., a wholly-owned subsidiary of Sierra Nevada, in 1997 and the work was carried out by Consejo de Recursos Minerales, Centro Experimental, Chihuahua, Subdirección de Promoción y Asistencia Técnica, Gerencia de Laboratórios (CRM). CRM reported results of test work on two phases; one in July 1997 and another one in September 1997. Since the property had been dormant until the recent acquisition by Dia Bras, no further comprehensive metallurgical testwork has been carried out. CRM's work consisted of:

- Preparation of a flotation concentrate from a bulk sample to recover the gold, silver and copper, with a minimal affect from the contained arsenic in the "ore".
- X-Ray Diffraction (XRD) analysis on samples to determine the close relationship between copper and arsenic.

Based on results of the above work, CRM carried out further testwork on varying size fractions of 1 kg crushed "ore", and concluded that the flotation concentrate contained a high copper content, but also a relatively high arsenic and low gold, silver contents.

CRM carried out eight (8) bio-leaching tests on the Promontorio original samples as well as on concentrate. Results indicate that:

- There is very little difference the recovery of copper in terms of which bacterial agent is used.
- The recovery of copper varied from about 8% to 21% for the original sample (head) as well as the concentrate. These tests, however, also showed that about 9% of the arsenic also accompanies to the copper.

In June 2004, Dia Bras sent a 10 kg sample from Promontorio for metallurgical testwork at Nichromet Extraction Inc. (Nichromet) laboratories in Sherbrooke, Québec. The sample contained various sizes of oxidized material with a head grade of 0.49% Cu, 3.76 g/t Au, 75.0 g/t Ag, <0.05% Zn, <0.05% Pb, 14.6% Fe, 0.05% As, 0.06% Sb and 13.7% sulphides.

At Nichromet, leaching of this sample was carried out in two stages. In the first stage, the sulphide content was removed by controlled oxidation using lean air, with an oxygen content reduced from 20% O_2 to 10% O_2, by injection of flue gases in the intake or at laboratory scale dilution of air with nitrogen. The temperature of the experiment was kept at 600° C. In the second stage, the oxidized sample was cooled with chlorine gas to initiate the chlorination reaction. During the chlorination process, metallic constituents are transformed into soluble species. This was done first by bromine attack followed by substitution of chorine to bromine and regeneration of free bromine, and metal contents of the sample were determined by filtering off the reaction mixture and rinsing the sterile solid with brine. Gold and silver were collected from the solution by contact with activated charcoal. The copper was removed from the residual pregnant solution by cementation over iron, and Zn and Pb contents were determined by pH adjustment or solvent extraction.

Based on the above experiment, the laboratory concluded that some 90% of the copper, 99% of the gold and 93% of the silver were recovered by the Nichromet method. The above results also indicated that practically no arsenic was leached from the sample and that it was rendered insoluble by this treatment.

RPA understands that Dia Bras plans to send other batches of samples to Sherbrooke, Québec for test work by the Nichromet method.

EXPLORATION POTENTIAL

The Promontorio Property contains four principal types of polymetallic Au-Ag-Cu-Pb-Zn mineralization hosted by at least five mineralized veins within Late Cretaceous lapilli tuffs. These include:

- Massive sulphide mineralization.
- Disseminated sulphide mineralization along shear zones.
- Mixed massive sulphide and disseminated sulphide mineralization.
- Hydrothermal breccia mineralization.

RPA considers these to be structurally controlled high sulphidation epithermal mineralization. RPA is of the opinion that there is good potential for new gold, silver, copper, zinc and lead mineralization in the Promontorio project area.

A new and wider mineralized zone has been intersected in holes P96-01 and P96-02, but has not yet been identified as a target area. These intersections are situated some 20 m to 25 m east of Veta Grande, and in general, wider and higher grade than the average in the other drill holes, as noted above. RPA is of the opinion that this is a new target area and warrants further drill testing.

2 INTRODUCTION AND TERMS OF REFERENCE

Roscoe Postle Associates Inc. (RPA) has been retained by Dia Bras Exploration Inc. (Dia Bras), to prepare an independent Technical Report on the Promontorio exploration property situated some 250 km west-southwest of the city of Chihuahua, the capital of the State of Chihuahua in Northern Mexico (Figure 1). The Technical Report is required to be conformable to NI 43-101 Standards of Disclosure for Mineral Projects. Work began on the project on September 10, 2004.

The Promontorio Property comprises three Mineral Licences hosting at least five polymetallic veins; Veta Grande Vein, Santiago Vein, Mina Vieja Vein, Mina Vieja Hangingwall and San Felipe Vein. Some underground sampling has been carried out on these veins in the past. The property contains a number of old shallow vertical shafts and underground workings, such as drifts and cross cuts, along the Veta Grande Vein and the Santiago Vein. The property is currently being explored by Dia Bras.

Dia Bras is a Canadian mining company involved in exploration for copper, zinc, lead, gold and silver deposits, with a corporate office in Montréal and an office of its wholly owned subsidiary, Dia Bras Mexicana S.A. de C.V., in the City of Chihuahua, Mexico. Its main interests are in polymetallic gold properties in Mexico. The Promontorio Project is owned and operated by Dia Bras Mexicana S.A. de C.V.

The objectives of the present report are to review technical data generated by Dia Bras as well as previous operators of the project area, to provide an independent assessment of the project area and, if warranted, to recommend an exploration program.

The main technical documents for the Promontorio exploration property consist of:

- A preliminary estimate of copper, gold and silver resources prepared by Mine Development Associates for Sierra Nevada Gold Ltd. in August 27, 1997.

- An evaluation report by I.S. Thompson, P.Eng. of Derry, Michener, Booth & Wahl for Sierra Nevada Gold Ltd. in June 30, 1995.
- Technical material presented at the Dia Bras Annual and Special Meeting of Shareholders of Dia Bras, Montréal, in August 30, 2004.

For this report, Mr. Hrayr Agnerian, M. Sc. (Applied), P. Geo., Consulting Geologist with RPA, reviewed technical documents and reports on the Promontorio property supplied by Dia Bras. Mr. Agnerian also visited the project area from September 10 to 12, 2004 and held discussions with technical personnel including:

- Mr. Rejean Gosselin, President of Dia Bras Exploration Inc.
- Ing. Luis M. Medrano Hurtado, Project Manager.
- Mr. Mark Lee, Project Geologist with Dia Bras.
- Mr. Jacques Marchand, Internal Consultant with Dia Bras.
- Ing. Luis Carlos Chavez, Geologist with Dia Bras.

Mr. Agnerian also visited the first current diamond drill hole site and examined diamond drill core at the operator's core storage area close to the Promontorio field camp. Prior to the site visit Mr. Agnerian also had discussions with Mr. André St. Michel, President of Dia Bras Mexicana S.A. de C.V.

For this study, RPA has carried out some independent sampling of surface exposures and diamond drill core. Underground workings were not sampled because they are inaccessible. RPA has not searched title to the Promontorio property. RPA has relied on technical data contained in reports and results of past exploration work and title documents supplied by Dia Bras.

Metric units as well as Imperial units are used in this report and costs are both in Canadian Dollars (CAD$) and United States Dollars (US$). The sources of information are listed at the end of this report.

The present Technical Report on the Promontorio Property is prepared in accordance with the requirements of National Instrument 43-101 (NI 43-101) of the Ontario Securities Commission (OSC) and the Canadian Securities Administrators (CSA).

On August 30, 2004, RPA was contacted by Mr. Réjean Gosselin, President of Dia Bras, to submit a proposal for the Technical Report on the Promontorio Property. On September 8, 2004, RPA was retained and work began on that date. The cut-off date for data contained and reviewed in this report is January 20, 2005.


109°
107°
105°
103°
31°
29°
27°
United States of America
Legend:
Town
Highway
Railroad
Au & Ag Occurences
N
Cuidad Juarez
Porvenir
San Pedro Corralitos
Villa Ahumada
Nuevo
Casas Grandes
Buenaventura
CHIHUAHUA
SONORA
Dolores
PROMONTORIO
PROJECT
CIUDAD
CHIHUAHUA
Plomosas
San Carlos
Santa Eulalia
Pinos
Altos
La Junta
Moris
Monterde
Bocoyna
Cusihuiriachic
La Perla
Naica
Ciudad Camargo
COAHUILA
Palmarejo
Urique
Millonaria
Batopilas
Hidalgo del Parral
Jimenez
Reforma
El Sauzal Deposit
San Fco. Del Oro
Sta. Barbara
Liuvia de Oro
Morelos
La Dura
Calabacillas
Nepomuceno
SINALOA
DURANGO
0
40
80
120
160
200
Kilometres
United States of America
Sonora
Chihuahua
Coahuila
Gulf of Mexico
Mexico
Pacific Ocean
Mexico City
32°
24°
16°
112°
104°
96°
88°
December 2004

Figure 1

Dia Bras Exploration Inc.

Promontorio Project

State of Chihuahua, Mexico

Location Map

3 DISCLAIMER

This report was prepared by RPA for Dia Bras Exploration Inc. (Dia Bras). The information, conclusions, and estimates contained herein are based on:

- Information available to RPA at the time of preparation of this report.
- Assumptions, conditions and qualifications as set forth in this report.
- Data supplied by Dia Bras and other third party sources.

For technical information on the Promontorio Property, RPA has relied on some reports by previous operators of the project as well as by other consultants, as well as for information related to land tenure and title provided by Dia Bras. RPA has not verified the technical information in these reports, but has formed its opinions on the geological continuity of the mineralized zones at Promontorio primarily on the basis of this technical information. RPA has visited the Promontorio Property and has taken independent samples.

While it is believed that the information contained herein is reliable under the conditions and subject to the limitations set forth herein, this report is based in part on information not within the control of RPA and RPA does not guarantee the validity or accuracy of conclusions or recommendations based upon that information that is outside the area of technical expertise of RPA. While RPA has taken all reasonable care in producing this report, it may still contain inaccuracies, omissions, or typographical errors.

4 PROPERTY DESCRIPTION AND LOCATION

The Promontorio exploration property comprises three mineral licences. The initial two licences (Hidalgo and Promontorio) acquired from the Bovo family, cover a total area of 45 ha. Recently, Dia Bras has negotiated to acquire the adjacent El Magistral mineral licence held by Octavio P.R. Carlos, Esther A.T. Soto and José A.U. Escobar. Together with this new licence, the property would cover a total area of approximately 187 ha (Table 1 and Figure 2). Even though some small-scale mining has been carried out in the past and some Mineral Resources are reported, the project is at an intermediate stage of exploration.

TABLE 1 DIA BRAS EXPLORATION INC., PROMONTORIO PROPERTY STATUS, SEPTEMBER 2004

Claim	Expln.Title	Area (ha)	Co-ordinates of Corners	
Hidalgo (NW)	T-14966	25	**Lat.28°24'48" N**	**Long.107°07'05" W**
(NE)			**Lat.28°24'48" N**	**Long.108°06'47" W**
(SE)			**Lat.28°24'32" N**	**Long.108°06'47" W**
(SW)			**Lat.28°24'32" N**	**Long.107°07'05" W**
Promontorio (NW)	T-28521	20	**Lat.28°24'55" N**	**Long.108°07'27" W**
(NE)			**Lat.28°24'55" N**	**Long.108°06'51" W**
(SE)			**Lat.28°24'48" N**	**Long.108°06'51" W**
(SW)			**Lat.28°24'48" N**	**Long.108°07'27" W**
El Magistral	T-195989	142	**Lat.28°24'39" N**	**Long.108°20'00" W**
Total		**187**		

Source: Dia Bras, 2004 and El Magistral Agreement.

RPA understands that since the old underground mining operations were shut down before the present environmental legislation in Mexico, no environmental liabilities are attached to the present properties, and they are under exploration permits.

On July 15, 2004, Dia Bras entered into an Option to Purchase Agreement with the two groups of the Bovo family, for the Hidalgo and Promontorio Licences. Dia Bras agreed to pay a total of US$3 million with graduated annual instalments as follows:

- An initial payment of US$40,000.
- US$60,000 due on June 30, 2005.
- US$100,000 due on June 30, 2006.
- US$150,000 due on June 30, 2007.
- US$150,000 due on June 30, 2008.
- US$2,500,000 due on June 30, 2009.

There are no royalties attached to the Hidalgo and Promontorio Mineral Licences. As part of the above agreement, Dia Bras also has the first right of refusal to participate in any exploration activities on new mineral discoveries made within a distance of 50 km from these two licences.

On November 24, 2004, Dia Bras also entered into an Option to Purchase Agreement with Octavio P.R. Carlos, Esther A.T. Soto and José A.U. Escobar, for the El Magistral Licence. Dia Bras agreed to pay a total of US$1 million with graduated annual instalments as follows:

- An initial payment of US$50,000 due on November 24, 2004.
- US$75,000 due on November 24, 2005.
- US$75,000 due on November 24, 2006.
- US$100,000 due on November 24, 2007.
- US$200,000 due on November 24, 2008.
- US$500,000 due on November 24, 2009.

The agreement for El Magistral is subject to a 1.5% NSR from future production, or an annual cash payment of US$250,000, for a total of US$2,500,000.

As part of the El Magistral agreement, Dia Bras also has the first right of refusal to participate in any exploration activities on new mineral discoveries made within a distance of 10 km from these two licences.

All licences are subject to an annual rental fee of 405 Mexican Pesos/ha (M$75,735) or about US$6,700 for the current year to the Government of the State of Chihuahua.

Mexican Mining Law requires that the holder of a Mineral Licence carry out exploration work only upon obtaining an Exploration Permit from the Consejo de Recursos Minerales (CRM). Upon execution of the initial exploration program and submission of a technical report, the Exploration Permit on the Mineral Licence may be extended for a period of six years. If a mineral deposit is present or discovered within the Mineral Licence, then the property may be converted into a Mining Licence. Annual requirements of fees (in Mexican Pesos) for exploration properties as well as for Mining Licences are presented in Tables 2 and 3 below (CRM, 1999).

TABLE 2 ANNUAL FEES FOR EXPLORATION PROPERTIES IN MEXICO (FEBRUARY 1999)

Surface Area (ha)	Fixed Annual Fees (Pesos)	Additional Annual Fees per hectare (M$/ha)		
		First Period	Second to Fourth Period	Fifth & Sixth Periods
Until 30	0	5.0	20.0	30.0
30 to 100	0	10.0	40.0	60.0
100 to 500	500	20.0	60.0	120.0
500 to 1,000	1,500	18.5	57.0	120.0
1,000 to 5,000	3,000	17.0	55.0	120.0
5,000 to 50,000	10,500	15.5	53.0	120.0
>50,000	100,000	14.0	50.0	120.0

Source: Secretaría de Comercio y Fomento Industrial, Consejo de Recursos Minerales, Government of Mexico, February 15, 1999.

TABLE 3 ANNUAL FEES FOR MINING PROPERTIES IN MEXICO (FEBRUARY 1999)		
Surface Area (ha)	**Fixed Annual Fees (Pesos)**	**Additional Annual Fees per hectare (M$/ha)**
Until 30	0	30.0
30 to 100	0	60.0
100 to 500	500.0	120.0
500 to 1,000	1,500.0	240.0
1,000 to 5,000	3,000.0	480.0
>5,000	10,500.0	960.0
Source: Secretaría de Comercio y Fomento Industrial, Consejo de Recursos Minerales, Government of Mexico, February 15, 1999.		

The Promontorio Property is located some 250 km west-southwest of the city of Chihuahua, the Capital of the State of Chihuahua, in Northwestern Mexico. It is situated within the municipality of Temosachic and is connected by a gravel road to Federal Highway 16, which traverses to larger centres in the area, such as La Junta and Cuauhtémoc. The hamlet of Agua Caliente, the site of hot springs, is located about 1 km south of the property.


781,500
782,500
783,500
EL LEON 3
N
3,146,500
3,146,500
Area of Alteration
EL MAGISTRAL
PROMONTORIO
EL LEON 3
HIDALGO
EL LEON 3
3,145,500
3,145,500
3,144,500
0 100 200 300 400 500
Metres
December 2004
Dia Bras Exploration Inc.
Promontorio Project
State of Chihuahua, Mexico
Concession Map

Figure 2

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the Promontorio property is by dirt roads, about 50 km from the turn-off some 5 km west of the village of Tomóchic on Federal Highway 16 (Figure 1). Logistical support, in terms of power and telephone lines, is not available at the property but is readily available at Tomóchic and other villages along Federal Highway 16. Dia Bras is considering the construction of a new gravel road from the property, which would connect with other gravel roads and reduce to less than half the current distance to the Federal Highway 16. Infrastructure for mining equipment and personnel are available at La Junta and Chihuahua, where the new Dia Bras exploration office is located.

The Promontorio Property lies in a semi-arid mountainous area of the Sierra Madre Occidental with northwest trending hills, which may be up to 25 km long. This topography reflects the high plateau dissected by deep river valleys with maximum relief of about 1,000 m. The rocks forming the plateau are northwest trending and gently northeast dipping volcanic rocks and carbonate sedimentary rocks. The topographic elevation of the low-lying areas is about 1,200 m above mean sea level. Several creeks, draining mostly to the southwest with tributaries draining from north to northeast, are present in the region. The property is moderately forested with pine, oak, juniper and cactus. Outcrops are common and overburden thickness ranges from 0 to 5 m. The land is used for agriculture where small herds of goats are common and wildlife includes various species of snakes, fox, cats, birds and rabbits.

6 HISTORY OF PREVIOUS WORK AND RESULTS

Exploration for polymetallic Cu-Zn-Pb-Ag-Au deposits in the Sierra Madre Precious Metal Belt of Northwestern Mexico has been carried out since the Spanish Colonial days. In the general area of the current property, this belt comprises the Ocampo mineral district.

Mining first took place on the property before the turn of the 19th Century. Work, however, was disrupted because of the Mexican Revolution in 1910, and did not restart until the 1920s. Thereafter, sporadic mining of silver deposits continued for almost seventy years. In 1922, Sierra Nevada Gold Corporation shipped 27 carloads of direct shipping ore to the American Smelting and Refining Company (Asarco) smelter in Chihuahua. A second phase of mining started with local companies, such as Minas de Chihuahua, who continued underground work in the 1940s, using steam power and producing direct-shipping ore, from the mine to the highway and then to the smelter using mules. A third phase of mining on the property was by Sr. Chavez from 1973 to 1978.

The most recent exploration work on the property was by Empresa Minera Can Mex S.A. de C.V. (Can Mex), who carried out geological mapping, lithogeochemical sampling and a 34-hole reverse circulation drilling (RCD) program from 1993 to 1994. Based on drill results, Can Mex identified three mineralized areas. These were:

- Veta Grande: Associated with northwest trending structure in the southern part of the property (central part of the Hidalgo Concession).
- Mina Vieja: Associated with a northeast trending structure, also in the southern part of the property (central part of the Hidalgo Concession).
- La Cascada: Associated with northwest trending structure in the northern part of the property (central part of the Hidalgo Concession).

Significant mineralization intersected in the Can Mex RCD holes ranged from 0.70 g/t Au and 0.16% Cu over 4.1 m to 5.15 g/t Au and 7.74% Cu over 24.4 m in the Veta Grande/Mina Vieja areas, and from 1.28 g/t Au and 0.1% Cu over 24.4 m to 19.82 g/t Au and 0.04% Cu over 7.6 m in the La Cascada area (Table 4).

TABLE 4 SIGNIFICANT RCD INTERSECTIONS BY CAN MEX (1993-1994), DIA BRAS - PROMONTORIO PROPERTY						
Hole No.	**Azimuth (°)**	**Inclination (°)**	**Depth (m)**	**Intersection (m)**	**g/t Au**	**% Cu**
P2	308	-60	100.58	24.4	1.28	0.10
P3	265	-60	100.58	24.4	1.86	0.01
P3	265	-60	100.58	16.10	0.92	0.03
P5		-90	100.58	3.1	3.10	0.65
P6	150	-60	100.58	24.4	5.15	1.49
P7	100	-60	100.58	7.7	0.51	
P9	240	-60	91.44	15.2	1.31	0.16
P9	240	-60	91.44	10.7	0.93	
P10	220	-60	100.58	10.7	2.72	
P11		-90	131.06	32.2	1.62	0.06
P12		-90	131.60	22.9	1.12	0.19
P12		-90	131.60	7.6	3.18	2.97
P19	150	-60	100.58	1.5	2.04	0.04
P20	145	-60	161.54	19.81	0.98	3.00
P21	120	-60	152.40	3.05	0.87	1.86
P23	135	-60	100.58	15.24	1.99	0.15
P25		-90	121.92	15.24	2.11	0.45
P26	135	-60	131.06	9.15	1.86	5.06
P27	125	-60	100.58	10.67	1.01	0.27
P27	125	-60	100.58	4.05	0.70	3.23
P27	125	-60	100.58	19.80	4.11	7.74
P28	045	-60	137.16	3.05	1.93	0.002
P29	055	-60	100.58	3.05	1.89	0.005
P30	130	-60	106.00	9.14	0.66	0.02
P31	235	-60	121.92	7.62	0.59	0.005
P32		-90	100.58	16.76	1.39	0.11
P33	310	-60	73.15	16.76	2.60	0.03
P33	310	-60	73.15	13.72	1.78	0.05
P33	310	-60	73.15	7.62	19.82	0.04
P33	310	-60	73.15	3.05	2.31	0.40
P37	140	-60	120.39	30.40	2.19	0.35
P37	140	-60	120.39	12.19	0.90	0.74
P38	160	-60	152.40	3.0	1.93	0.59
Source: Thompson, 1995.						

In 1995, Compañía Fresnillo S.A. de C.V. (Fresnillo) carried out geological mapping and extensive sampling of all open cuts and accessible underground workings, including the Santiago tunnel (James, 1977). Results, however, are not available.

In June 1995, I.S. Thompson of Derry, Michener, Booth & Wahl Consultants Ltd. (DMBW) of Vancouver carried out an evaluation of the Promontorio Project for Sierra Dorada S.A. de C.V. (Sierra Dorada) and recommended a two-phase exploration program including some 2,400 m of diamond drilling (Thompson, 1995).

In May 1996, I.S. Thompson also carried out a review of the exploration results to that date and recommended an exploration program on the Promontorio Project, including some 3,400 m of diamond drilling to test the Veta Grande, Mina Vieja and Santiago veins (Thompson, 1996).

From 1975 to 1997, Sierra Dorada completed 57 diamond drill holes (NQ and BQ size) within the two original Hidalgo and Promontorio concessions. In addition, Sierra Dorada completed approximately 4,000 m of rehabilitation of the old underground mine workings and carried out extensive underground geological mapping and sampling. During this time the company also initiated preliminary metallurgical studies, mine planning and economic analysis (James, 1997).

In May 1996, Roland Schmidt of Hazen Research, Inc. (Hazen) of Golden Colorado carried out a mineralogical study on split drill core samples from Promontorio. These consisted of microscope and electron microprobe studies on "high-grade, medium-grade and low-grade ore" from mineralized intersections. Schmidt concluded that enargite, chalcocite (identified as digenite (Cu_2S_5)), and tetrahedrite were the chief constituents of copper sulphides in the samples (Schmidt, 1996). Schmidt further noted that digenite is of late stage primary origin and does not represent secondary copper sulphide enrichment, such as supergene chalcocite, and that gold occurs as electrum (77% Au, 23% Ag) in the high-grade sample, as minute particles measuring from <1 μ to 15 μ.

Details of results are further discussed under the separate section of Mineralogical Studies.

In July 2004, Dia Bras acquired the Promontorio Property and started exploring for copper, gold and silver deposits by geological mapping, prospecting and diamond drilling.

7 GEOLOGICAL SETTING

7.1 REGIONAL GEOLOGY

The regional geology of the northwestern part of Mexico has been interpreted and discussed in a 1994 publication by the Consejo de Recursos Minerales (CRM), the Mexican Ministry of Mineral Resources.

The Promontorio Property is situated within the Sierra de los Pandos Mountains, which is within a major northwest trending Sierra Madre Precious Metals Belt extending across the states of Chihuahua, Durango and Sonora in Northwestern Mexico. The area is characterized by gold and silver-rich epithermal veins within high sulphidation zones, hosted by felsic pyroclastic rocks. These include the Tutuaca, El Potrero, Los Letreros and Los Bayos occurrences, as well as the Ocampo deposit, which is situated some 25 km (by air) southwest from the Promontorio Property (Figure 3). Early records of the Sierra Dorada production in the 1920s report that some 1,160 tons (1,055 tonnes) of material at an average grade of 0.329 oz/ton Au, 10.55 oz/ton Ag, 19.59% Cu and 14.1% Fe were shipped to the Asarco smelter in the City of Chihuahua. Furthermore, the smelter paid for 90% for the copper and 95% for the gold and silver content, with penalties assessed for the arsenic and zinc.

The area surrounding the Promontorio Property, and in general the Ocampo District is underlain predominantly by a sequence of Upper Cretaceous to Lower Tertiary intermediate to felsic volcanic rocks of the Lower Volcanic Series (LVS), and by younger continental rhyolitic and dacitic ignimbrites of the Upper Volcanic Series (UVS), which are interpreted to be Middle Tertiary in age (Figure 3). In general, the rocks in the area trend northwest and dip gently to the northeast. These rocks are also cut by several northeast trending normal faults, which are commonly associated with small gullys.

Review of Figure 3 and field observations show that, almost invariably, the mineral occurrences in this area are hosted by the felsic pyroclastic and/or porphyritic rocks of the LVS. These showings are commonly situated along narrow river valleys, where the LVS is exposed, and near contacts with the ignimbrites and other intermediate pyroclastic rocks of the UVS.

7.2 LOCAL GEOLOGY

The Promontorio Property is underlain by up to 1,000 m sequence of the LVS and a thicker sequence of the UPS, as noted above. There is little information about the detailed geology of the area. Regional mapping by the CRM, however, suggest that about 60% to 70% of the area of the property is underlain by rhyolitic and dacitic ignimbrite rocks of the UVS (Figure 4).

Structural data from outcrops within the property as well as from drill core indicate that the dominant bedding orientation in the volcanic rocks is the regional northwest striking and gently to moderately northeast dipping trend (Figure 4).

After: Thompson, 1995 and Plano Geologico Minero Chihuahua, 1985.

Legend:

- *Tertiary: Intermediate pyroclastic rocks (tuff & lappili tuff) of the Upper Volcanic Series (UVS).*
- *Upper Cretaceous - Lower Tertiary Felsic pyroclastic rocks & porphyries of the Lower Volcanic Series (LVS).*
- *Undifferentiated intrusives rocks.*
- *Undifferentiated metamorphic rocks.*
- *Mineral occurrence or deposit.*
- *Drainage*
- *Paved road*
- *Gravel road*
- *Railroad*

0 5 10 15 20
Kilometres

Figure 3

Dia Bras Exploration Inc.

Promontorio Area

State of Chihuahua, Mexico

Regional Geology

December 2004


782,400 E.
782,500 E.
782,600 E.
782,700 E.
782,800 E.
3,146,300 N.
3,146,200 N.
3,146,100 N.
3,146,000 N.
3,145,900 N.
3,145,800 N.
3,145,700 N.
Legend:
Surficial altered zone
Lower Volcanic Series (LVS)
Dacite
Upper Volcanic Series (UVS)
Breccia volcanic rocks
Tuff
Ash Tuff
Property boundary
Hydrothermal alteration zone
Breccia zone
Fault
Geological contact
Roads drill sites
Underground workings
Elevation (m)
P.P. Promontorio Monument
Attitude of bedding, fracture
N
SHAFT
0 25 50 75 100
Metres
December 2004
Dia Bras Exploration Inc.
Promontorio Project
State of Chihuahua, Mexico
Local Geology Map

Figure 4

7.3 DEPOSIT TYPES

Base metal and gold mineralization in the Promontorio area is hosted primarily by north-northwest trending and steeply west dipping Veta Grande Vein. This vein is cut by a number of northeast and northwest trending subsidiary veins, such as the Santiago Vein, Mina Vieja Vein and the San Felipe No. 1 Vein. Polymetallic gold-silver-copper-lead-zinc mineralization occurs in brecciated zones within the white to light grey lapilli tuffs of the LVS, and consists of massive sulphide zones (50 cm to 1.5 m wide) containing abundant enargite and lesser amounts of chalcocite, bornite, tetrahedrite, tennantite, pyrite, sphalerite and galena. Gold and silver are present as electrum.

Four types of polymetallic Au-Ag-Cu-Pb-Zn-As mineralization is recognised at Promontorio. These are; massive sulphide type; disseminated sulphide type; mixed massive and disseminated sulphide type; and hydrothermal breccia type. The most common and the highest grade mineralization,is the massive sulphide type.

Work carried out to date by Dia Bras and by earlier operators indicate that the Promontorio Property is situated in a geologic environment which hosts high sulphidation-type epithermal gold-polymetallic deposits, such as the Ocampo deposit, some 25 km southwest of the property.

8 MINERALIZATION

The volcanic rocks of the Promontorio Property have been affected by hydrothermal alteration events. Mineralogical (thin section as well as polished section) work has been carried out, and observations in the field show that the polymetallic gold-silver-copper mineralization and the associated alteration assemblage within the felsic volcanic rocks is spatially related to the northwest trending central gully, which transects the Hidalgo, Promontorio and El Magistral Mineral Concessions. Three events of mineralization are observed. These are:

- An early episode of gold and polymetallic sulphide mineralization: Massive sulphide veins, comprising predominantly of enargite, sulphosalts and minor pyrite, chalcopyrite, sphalerite and galena are associated with intense silicification.
- A second episode of clay alteration is associated with the brecciated zones within the northeast trending structures. Trace amounts of disseminated pyrite and chalcopyrite are present in the breccias.
- A third episode of gold (and silver?) mineralization is associated with pervasive disseminated pyrite

8.1 TYPES OF MINERALIZATION

Four types of polymetallic Au-Ag-Cu-Pb-Zn-As mineralization is recognised at Promontorio. These are; massive sulphide type; disseminated sulphide type; mixed massive and disseminated sulphide type; and hydrothermal breccia type. The most common and the highest grade mineralization, is the massive sulphide type (Muerhoff and Ristorelli, 1997). Details of each type of mineralization, however, are not provided in earlier reports.

8.2 MINERALIZED AREAS

Currently, there are at least five mineralized zones within the Promontorio Property. These are the Veta Grande Vein, Santiago Vein, Mina Vieja Hangingwall Zone, Mina Vieja Vein, and the San Felipe Vein (Figure 5). All except the Veta Grande vein trend northeast. Other northeast structures also cut the northwest trending Veta Grande Vein.

8.2.1 VETA GRANDE VEIN

The mineralized zones within this structure are readily observed on the surface and are situated along the west flank of the hill, east of the central gully, where limonitic staining is common within the relatively more resistant siliceous outcrops. This vein has been explored by at least 10 diamond drill holes in the past by Can Mex and has been tested over a range of 90 m in the vertical dimension and traced for more than 100 m along strike (Figures 6, 7, 10 and 11). Earlier operators also drove an exploration tunnel in a northeasterly direction and, upon encountering it, drifted along the vein in a southeasterly direction (Figure 6). Results of underground sampling, however, are not available at this time. Mineralized intersections in drill core and RCD chips range from 4.11 g/t Au, 106.3 g/t Ag, 2.69% Cu and 0.52% As over 0.66 m in hole P96-23 to 1.09 g/t Au, 29.39 g/t Ag, 1.88% Cu and 0.45% As over 7.87 m in hole P96-22 (Table A in Appendix).

8.2.2 SANTAGO VEIN

The style of sulphide mineralization within the Santiago vein is similar to the Veta Grande Vein. In general, however, the grades are lower than the latter. This vein trends northeast (N50°E to N60°E) and is subvertical (Figures 7 and 8). Mineralized intersections range from 1.77 g/t Au, 48.0 g/t Ag, 5.36% Cu and 0.06% As over 6.56 m in hole P96-07 to 2.67 g/t Au, 30.86 g/t Ag, 2.11% Cu and 0.13% As over 1.64 m in hole P96-06.

8.2.3 MINA VIEJA VEIN

A silicified zone, about 40 m wide and trending northeast, has been mapped and intersected in Can Mex Drill Holes P-06 and P-20 in the Mina Vieja (Old Mine) area. It averages about 15 m in thickness and extends over a vertical range of about 45 m (Figures 9 and 12). Mineralized intersections in drill core and RCD chips range from 0.35 g/t Au, 17.15 g/t Ag, 1.82% Cu and 0.12% As over 6.56 m in hole P96-14 to 1.20 g/t Au, 29.15 g/t Ag, 1.67% Cu and 0.10% As over 3.28 m in hole P96-05.

8.2.4 MINA VIEJA HANGINGWALL STRUCTURE

This structure is situated almost half-way between the Santiago Vein and the Mina Vieja Vein (Figure 6). A mineralized intersection across this structure is 3.43 g/t Au, 77.15 g/t Ag, 2.49% Cu and 0.37% As over 0.66 m in hole P97-02.

8.2.5 SAN FELIPE VEIN

This structure is situated some 30 m south of the Mina Vieja Vein and intersects the Veta Grande Vein at its southern extremity (Figure 9). A mineralized intersection returned 51.44 g/t Ag and 4.88% Cu over 4.92 m in drill hole P96-10.

8.2.6 LA CASCADA STRUCTURE

This structure is situated in the northern part of the property (Figure 5). Mineralized intersections in drill core and RCD chips range from 0.36 g/t Au, 24.0 g/t Ag, 0.81% Cu and <0.01% As over 0.98 m in hole P96-28 to 0.53 g/t Au, 29.27 g/t Ag, 1.83% Cu and 010% As over 3.61 m in hole P96-32 (Table A in Appendix).

8.2.7 EASTERN STRUCTURE

RPA notes that a wider mineralized zone has been intersected in a two holes (P96-01 and P96-02), but has not yet been identified as a target area (Figure 8). These intersections are, in general, wider and higher grade than the average in the other drill holes, as follows:

- Hole P96-01: with intersections of 3.15 g/t Au, 41.83 g/t Ag and 2.87% Cu over 1.64 m at 90.16 m (down-hole) and 3.33 g/t Au, 165.91 g/t Ag and 10.33% Cu over 11.47 m (from 115.0 m to 126.47 m down-hole).

- Hole P96-02: with intersections of 5.11 g/t Au, 205.14 g/t Ag and 11.66% Cu over 6.56 m (from 75.0 m to 81.56 m down-hole).

RPA is of the opinion that this is a new target area and warrants further drill testing.


Legend:
Mine workings
Previous Diamond drill hole
Recent Diamond drill hole
Vertical projection of mineralized intersection in diamond drill holes
Postulated fault
N
10,200 N
10,000 N
9,800 E
10,000 E
10,200 E
Eastern Structure
Santiago Vein
Veta Grande
Mina Vieja Vein
San Felipe Vein
0 20 40 60 80 100
Metres
December 2004
After: Mine Development Associates, 1997.

Figure 5

Dia Bras Exploration Inc.

Promontorio Project
State of Chihuahua, Mexico

Surface Plan of Mineralized Areas & Diamond Drill Holes

2080 m.
2,070 m.
2,060 m.
2,050 m.
2,040 m.
2,030 m.
2,020 m.
2,010 m.
2,000 m.
1,990 m.
1,980 m.
1,970 m.
1,960 m.
1,950 m.
1,940 m.

0

Legend:

Lithology
- *Felsic to Intermediate Tuffs (LVS)*
- *Intermediate Volcanics Rocks (UVS)*

Mineralization
- *Massive Sulphides*

- *Geological Contact*
- *Underground Workings*

Surface

Adit of Veta Grande Tunnel

P97-13 / 14

P96-17 P96-18

1.03, 37.7, 1.48 / 4.23 m.

1.88, 137.8, 4.70 / 0.66 m.

2.74, 89.8, 9.30 / 0.66 m.

P97-13 E.O.H.

P97-13 E.O.H.

P96-17 E.O.H.

P97-14 E.O.H.

Figure 6

Assay Values
g/t Au, g/t Ag, % Cu / (metres)

Veta Grande not intercepted

0 5 10 15 20 25
Metres

December 2004

Dia Bras Exploration Inc.

Promontorio Project
State of Chihuahua, Mexico

Veta Grande Vein
Vertical Cross Section 105 NW

2080 m.
2,070 m.
2,060 m.
2,050 m.
2,040 m.
2,030 m.
2,020 m.
2,010 m.
2,000 m.
1,990 m.
1,980 m.
1,970 m.
1,960 m.
1,950 m.

0

Surface

Legend:

Lithology
Felsic to Intermediate Tuffs (LVS)
Intermediate Volcanics Rocks (UVS)

Mineralization
Massive Sulphides

Geological Contact
Underground Workings

Veta Grande Tunnel

(Due N)
P97-01

P96-23 / 24

4.68, 78.2, 1.36 / 2.62 m.

4.11, 106.3, 2.69 / 0.66 m.

P96-24
E.O.H.

P96-23
E.O.H.

Assay Values
g/t Au, g/t Ag, % Cu / (metres)

Veta Grande not intercepted

0 5 10 15 20 25
Metres

December 2004

Figure 7

Dia Bras Exploration Inc.

Promontorio Project
State of Chihuahua, Mexico

Veta Grande Vein
Vertical Cross Section 135 NW


2,060 m.
2,050 m.
2,040 m.
2,030 m.
2,020 m.
2,010 m.
2,000 m.
1,990 m.
1,980 m.
1,970 m.
1,960 m.
1,950 m.
1,940 m.
1,930 m.
0
Surface
P96-01 / 02
Veta Grande Tunnel
Felsic to Intermediate Tuffs (LVS)
P96-15
Esatern Structure
Legend:
Lithology
Felsic to Intermediate Tuffs (LVS)
Intermediate Volcanics Rocks (UVS)
Mineralization
Massive Sulphides
Geological Contact
Underground Workings
5.11, 205.1, 11.66 / 6.56 m.
P96-02 to 156 m.
Felsic to Intermediate Tuffs (LVS)
3.15, 41.8, 2.87 / 1.64 m.
Assay Values
g/t Au, g/t Ag, % Cu / (metres)
3.33, 165.9, 10.33 / 11.47 m.
0 5 10 15 20 25
Metres
P96-01 E.O.H.
December 2004

Figure 8

Dia Bras Exploration Inc.

Promontorio Project

State of Chihuahua, Mexico

Eastern Structure

Vertical Cross Section 180 NW


NW
SE
2030 m.
2,020 m.
2,010 m.
2,000 m.
1,990 m.
1,980 m.
1,970 m.
1,960 m.
1,950 m.
1,940 m.
1,930 m.
Surface
San Felipe Tunnel
San Felipe Vein
Santiago Tunnel
Mina Vieja Vein
P96-05 / 06
P96-09 / 10
Legend:
Lithology
Felsic to Intermediate Tuffs (LVS)
Intermediate Volcanics Rocks (UVS)
Mineralization
Massive Sulphides
Geological Contact
Underground Workings
2.67, 30.9, 2.11 / 1.64 m.
(Santiago)
----, 51.4, 4.88 / 4.92 m.
----, 53.2, 4.81 / 13.11 m.
1.20, 30.9, 1.67 / 3.28 m.
Assay Values
g/t Au, g/t Ag, % Cu / (metres)
P96-06 to 114.8 m
P96-05 to 141.6 m
P96-09 E.O.H.
P96-10 to 113 m
0 5 10 15 20 25
Metres
Dia Bras Exploration Inc.
Promontorio Project
State of Chihuahua, Mexico
Santiago, Mina Vieja
& San Felipe Veins
Vertical Cross Section 105 NE
December 2004

Figure 9

NW

SE

Surface

Surface

2030 m.
2,020 m.
2,010 m.
2,000 m.
1,990 m.
1,980 m.
1,970 m.
1,960 m.
1,950 m.
1,940 m.
1,930 m.

P96-13 / 14

P97-14

Mina Vieja Tunnel

0.75, 17.2, 2.60 / 1.97 m.

0.35, 17.2, 1.82 / 6.56 m.

P96-13 to 91.8 m

P96-14 to 98.7 m

0 5 10 15 20 25
Metres

Legend:
Lithology
Felsic to Intermediate Tuffs (LVS)
Intermediate Volcanics Rocks (UVS)
Mineralization
Massive Sulphides
Geological Contact
Underground Workings

Assay Values
g/t Au, g/t Ag, % Cu / (metres)

Figure 10

Dia Bras Exploration Inc.

Promontorio Project
State of Chihuahua, Mexico

Mina Vieja Vein
Vertical Cross Section 75 NE

December 2004

W L.R. Figure 11 E

Dia Bras Exploration Inc.

Promontorio Project

State of Chihuahua, Mexico

Veta Grande Vein

Vertical Section 10125 N

Looking North

Legend:

Lithology

Dacite (LVS)

Rhyolitic Breccia

Mineralization

Massive Sulphides

Dessiminated Sulphides

Fault

Geological Contact

Underground Workings

Assay Values

g/t Au, g/t Ag, % Cu / (metres)

2050 2050

2000 2000

1950 1950

1900 1900

1850 1850

1800 1800

0.14, 11.0, 2.30 / 2 m

PMT-01-04

PMT-02-04

1.04, 14.0, 1.16 / 0.3 m

Massive = 1.65 m

188m 190m

0.47, 45.0, 1.11 / 2 m

215m 217m

1.42, 53.0, 8.68 / 2 m

252.5m 256m

3.21, 290.0, 10.57 / 3.5 m

5.17, 44.0, 2.87 / 0.6 m

0 10 20 30 40 50

Metres

To 340 m

E.O.H.

January 2005

After: Dia Bras, 2005

W
E
2050
2050
2000
2000
1950
1950
1900
1900
1850
1850
1800
PMT - 04 - 04
PMT - 03 - 04
38 m
E.O.H.
Assay Values
g/t Au, g/t Ag, % Cu / (metres)
Mina Vieja
Vein
1.36, 36.0, 4.13 / 3 m
0.60, 40.0, 3.17 / 6 m
Massive = 1.65 m
0.73, 39.0, 1.27 / 1 m
266 m
E.O.H.
Legend:
Lithology
Dacite (LVS)
Mineralization
Massive Sulphides
Geological Contact
0 10 20 30 40 50
Metres
January 2005

Figure 12

Dia Bras Exploration Inc.

Promontorio Project

State of Chihuahua, Mexico

Mina Vieja Vein

Vertical Section 10025 N

Looking North

10,025
10,050
10,075
10,100
10,100

N

10,100
10,075

BNO. 41
85°
B25 - 8.06, 190.1, 7.55
75°
Dacitic Rocks

Legend:
Fault
64° Strike & Dip
Shaft
Sample

Assay Values
g/t Au, g/t Ag, % Cu

B28
3.48, 408.2, 19.46
B93
6.57, 416.0, 13.9
64°
B26 - 5.82, 67.8, 2.03
B27 - 1.22, 29.1, 0.33
B88 - 2.43, 108.0, 2.34
B89 - 1.30, 12.3, 0.33
B94
2.39, 179.0, 3.94
Dacitic Rocks
79°
65°
49°
B96
2.02, 171.0, 3.4
78°
B90 - 0.85, 11.1, 0.191
BNO. CAN-MEX
B95
3.25, 274.0, 3.7
65°
69°
B91 - 0.34, 6.3, 0.121
B92 - 0.34, 2.6, 0.068
B31
13.26, 206.6, 1.34
61°
83°
63°
B30
18.29, 267.1, 6.36
Internal Shaft
connecting with vein
Veta Grande
Shaft

0 5 10 15 20 25
Metres

Figure 13

Dia Bras Exploration Inc.

Promontorio Project
State of Chihuahua, Mexico

Veta Grande
Underground Sampling

December 2004

(After: Sierra Dorada, 1997)

10,000
10,025
10,050
10,075
10,100

10,150
10,125
10,100

N

B5 - 3.13, 43.6, 0.96
B4 - 2.3, 19.6, 0.67
B3 - 11.36, 128.1, 3.33
B2 - 14.02, 130.9, 6.97
B1 - 3.42, 101.0, 5.80
B6 - 3.94, 191.0, 12.42
B7 - 7.83, 197.8, 20.24

70°
80°
81°
73°
82°
84°
77°
61°
85°

Santiago Shaft

Dacitic Rocks

Legend:
Fault
64° Strike & Dip
Shaft
Sample

Assay Values
g/t Au, g/t Ag, % Cu

0 5 10 15 20 25
Metres

Figure 14

Dia Bras Exploration Inc.

Promontorio Project
State of Chihuahua, Mexico

Santiago Vein
Underground Sampling

December 2004

(After: Sierra Dorada, 1997)

9,925
9,950
9,975
10,000
10,025

N

B50 - 5.27, 63.4, 1.36
B51 - 0.17, 1.7, 0.03
B52 - 0.17, 1.6, 0.02
B53 - 0.76, 7.0, 0.20

Dacitic Rocks

B58 - 0.17, 0.7, 0.01
B57 - 0.27, 3.3, 0.06
B49 - 0.44, 5.2, 0.19
B48 - 0.20, 5.3, 0.16
B47 - 0.53, 13.2, 0.32
B46 - 0.17, 8.7, 0.13
B45 - 0.20, 4.3, 0.01
B44 - 0.17, 3.5, 0.01
B43 - 0.17, 3.0, 0.01
B59 - 0.20, 6.4, 0.03

52°
76°
85°
68°
76°
68°
73°
74°
64°
74°
82°
84°
78°
80°
83°
78°
74°

P21
P.P.

B54 - 0.17, 0.7, 0.20
B55 - 0.17, 0.7, 0.01
B56 - 0.17, 0.7, 0.02

Mina Vieja Shaft

10,025
10,000

0 5 10 15 20 25
Metres

Legend:

Fault
64° Strike & Dip
Shaft
Sample

Assay Values
g/t Au, g/t Ag, % Cu

Figure 15

Dia Bras Exploration Inc.

Promontorio Project
State of Chihuahua, Mexico

Vieja Vein
Underground Sampling

December 2004

(After: Sierra Dorada, 1997)

8.3 MINERALOGICAL STUDIES

In 1996, Roland Schmidt of Hazen Research, Inc. (Hazen) of Golden Colorado carried out a mineralogical study on split drill core samples from Promontorio, as noted above. These consisted of microscope and electron microprobe studies on "high-grade, medium-grade and low-grade ore" from mineralized intersections.

The "high-grade ore" material consisted predominantly of coarse-grained galena and sphalerite, with locally abundant copper sulphosalts and sulphides and occurring as complex intergrowths with galena. Very little rock matrix is evident except for the sporadic occurrence of a few feldspar laths (Schmidt, 1996).

The "medium-grade ore" material consisted of intensely silicified rock with cavities coated with drusy quartz, and locally abundant enargite occurring as coarse crystalline masses up to 1 cm. White powdery clay occurs as partial fillings in some enargite crystal cavities.

The "low-grade ore" material consisted of silicified felsic volcanic rock with conspicuous white altered phenocrysts and/or rock fragments of feldspathic material composed of clay minerals identified as dickite. The silicified matrix contains abundant finely disseminated pyrite. Occasional coarse pyrite is also present and minor enargite mineralization occurs as fillings in pockets and fractures (Schmidt, 1996).

Schmidt concluded that enargite, chalcocite (identified as digenite (Cu_2S_5)), and tetrahedrite ($Cu_{12}Sb_4S_{13}$) were the chief constituents of copper sulphides in the samples (Schmidt, 1996). Microprobe analyses showed that the tetrahedrite-tennantite series consists of the tennantite endmember ($(Cu,Fe)_{12}As_4S_{13}$). Schmidt further noted that digenite is of late stage primary origin and does not represent secondary copper sulphide enrichment, such as supergene chalcocite, and that gold occurs as electrum (77% Au,

23% Ag) in the high-grade sample, as minute particles measuring from <1 μ to 15 μ. The following discussion of the detailed mineralogical results is taken from Schmidt (1996):

8.3.1 HIGH GRADE ORE

Even though megascopically this material is coarse-grained and appears texturally simple, microscopic polished-section study shows considerable textural complexity of the ore minerals. Schmidt noted that:

- Coarse-grained galena and sphalerite are the dominant sulphide minerals, together with subordinate digenite, tennantite, and enargite and minor to trace amounts of pyrite, bornite, chalcopyrite and native gold (electrum). For the most part, the galena and sphalerite are coarsely intergrown with each other. The texture and intergrowth relationships of the other sulphides are more complex and varied. Both enargite and tennantite occur as intimate intergrowths (in local masses measuring up to several millimetres in diameter and as interstitial and fracture fillings) and sometimes as replacement of galena. Sphalerite-rich areas are frequently transacted by tennantite fracture fillings.

- Digenite, together with relict bornite, occurs as interstitial and ill-defined fracture filling material as well as along galena cleavage planes. Locally, it occurs as aggregates measuring up to several millimetres across, complexly intergrown with tennantite and fine-grained galena. Typically, these aggregates are surrounded by a halo of mostly fine-grained tennantite. In association with sphalerite, the digenite frequently occurs as replacement veins and as delicate fracture fillings invading the sphalerite. The particle size of sphalerite and digenite varies from a few microns to several hundred microns.

- Liberation of the copper from galena would be difficult. The small amount of pyrite present occurs invariably as relict corroded-appearing intergrowths with enargite.

8.3.2 MEDIUM GRADE ORE

In the "medium-grade ore", enargite is also the dominant sulphide mineral, together with minor to trace amounts of digenite, tennantite, bornite, chalcopyrite, galena and pyrite. Polished section study suggests that enargite occurs in two types; in one type, the enargite occurs as a 1-cm wide massive vein filling, composed of coarse tabular crystals in the rock matrix. In the other section, enargite occurs as fillings in voids measuring up to 5 mm, and in fractures varying from 100 μ to 1,000 μ. Schmidt further noted that:

- All of the enargite consists of coarse prismatic crystal aggregates with individual crystals measuring up to 5 mm in length. Locally it may be fractured.

- With the exception of some of the pyrite, the other sulphides are associated with the enargite as complex intergrowths. Pyrite, however, generally occurs as fine-grained dissemination through the rock.

- Digenite is frequently associated with bornite and displays a peculiar sponge-or emulsion-like texture and occurs as interstitial fillings measuring about 50 μ to 100 μ or as ill defined veinlets.

- Tennantite is similar in occurrence to digenite and occasionally occupies interstices in enargite measuring up to 500 μ. It also occurs as veinlets following enargite cleavages and more commonly as selvages (30 μ to 500 μ in diameter and accompanied by partially replaced pyrite) between enargite and matrix material. There is no evidence of replacement of pyrite by supergene copper sulphides such as chalcocite.

8.3.3 LOW-GRADE ORE

For this type of mineralization Schmidt noted that:

- Copper occurs chiefly as enargite and in minor amounts as digenite, bornite and chalcopyrite. Other sulphides present are minor pyrite and traces of galena. The enargite occurs as coarse (up to 6 mm) fillings in crevices and fracture fillings varying from 100 μ to 1,000 μ in thickness.

- The digenite frequently shows relict bornite and occurs predominantly as selvages at the enargite-gangue matrix interphase and less commonly as interstitial fillings in the enargite.

- The pyrite is mostly associated with the rock matrix, occurring generally as small euhedral crystals. Again, there is no evidence of supergene replacement of pyrite by the copper sulphide, and the digenite occurrences observed are believed to represent a later generation of sulphide mineralization but not supergene replacement.

- Abundant fine rutile occurs disseminated throughout the gangue matrix.

8.4 OUTCROP SAMPLING

Currently, Dia Bras is carrying out a program of detailed geological and structural mapping and lithogeochemical sampling over the entire project area. Sampling is

concentrated in the areas of previous showings and several structures, which are interpreted to be mineralized. Results are not yet available.

9 DIAMOND DRILLING

Since its acquisition of the property, Dia Bras has commenced a program of geological mapping and diamond drilling to test the down-dip and along extensions of the mineralized veins at Promontorio. This program is currently in progress. The locations of the new drill holes as well as those completed by earlier operators are shown in Figure 5. Diamond drilling is carried out by Dia Bras personnel and equipment owned by Dia Bras. Drill core is NQ size and the entire core is stored at the project site.

The objective of this program is to explore for near surface gold and polymetallic sulphide mineralization within the area of the alteration zone extending from the southeastern part to the northwestern part of the Hidalgo Concession, on the eastern flank of the central gully. These holes are planned to test and better outline the areas close to the previously discovered gold and polymetallic sulphide mineralization.

In total, Dia Bras completed some 3,175 m in 15 drill holes. All of these were inclined drill holes, and the total length varied from 38 m to 340, with most of them being in the range from 160 m to 300 m. Results indicate that medium to high grade copper and gold was intersected in most of the holes. These ranged from 0.15% Cu over 2 m to 10.57% Cu over 3.5 m (with most intersections in a range from 1% Cu to 6% Cu) and 0.25 g/t Au over 2 m to 8.51 g/t Au (with most intersections in a range from 0.5 g/t Au to 2 g/t Au) (Table B in Appendix). In total, 527 samples were collected for Cu, Au and Ag assays.

9.1 DRILL HOLE CO-ORDINATES AND SURVEYS

All drill hole collar co-ordinates are based on a Universal Transverse Mercator (UTM) grid system. Down-hole surveys of the drill holes are not done and survey data on drill holes completed by earlier operators are not available. RPA checked the collar coordinates of the first drill hole and found them to be satisfactory. RPA understands that drill hole locations will be upgraded and tied in to the UTM co-ordinate system based on a new and detailed topographic survey. RPA recommends down-hole surveys be carried out on all of the drill holes completed during the current drilling campaign.

9.2 CORE LOGGING, SAMPLING AND APPROACH

Drill core is logged by Mr. Luis Carlos Chavez, Geologist, using a strip logging method, marking lithologic contacts, structural features and alteration and/or mineralization assemblages. Core recovery is noted, core orientation and Rock Quality Designation (RQD), are also measured as part of the drill hole logging to determine the true orientation of planar and other structural features, such as bedding and fractures, intersected in the drill core. The logs of drill holes completed by Sierra Dorada as well as those of the current drill program, include the following information:

- Hole name, dip, azimuth, length, collar coordinates, dates started and completed, core size, geologist name, property/project name.
- Descriptive text (rock type, colour, grain size and form, fabric/texture, mineralogy, sulphides, alteration type and intensity, veins, dikes, cross-cutting relationships, faults, fault gouge, lost core).
- Nature and density of faults, fractures and joints.
- Core angles of veinlets, magmatic banding, lithological contacts, alteration contacts, faults, and joints.
- Visually estimated sulphide and other mineral abundances (% sulphides), relative amount of brecciation and vein material.
- A graphic log marking textural and structural features observed on drill core.

Mineralized and/or intervals of altered rock of the current drill program are split and sent for assay to Chemex Laboratories (Chemex) in Mississauga, Ontario. In general, samples are collected at 1 m intervals, except when a narrower interval (massive sulphide or quartz vein zone) of less than 1 m is also sampled. Drill holes are then plotted and manual checking is done by Mr. Mark Lee for any errors in the plots. RPA recommends that density measurements be carried out on drill core as part of the drill hole logging, to compare with other data from earlier work by Can Mex and Sierra Dorada.

9.3 SAMPLE PREPARATION, ANALYSIS AND SECURITY

At Chemex samples are crushed, pulverized and assayed for gold, silver, copper, zinc, lead and arsenic using different assaying techniques as follows:

- For Au and Ag: using the fire assay technique with an Atomic Absorption (AA) finish.
- For Cu, Zn, Pb and As: using the wet chemical method.

The sample preparation and assay protocols are presented in the Appendix. RPA considers them to be satisfactory and comparable to procedures used at other commercial laboratories in Canada.

Assay results are sent by e-mail as well as hard copy, and results are checked for any discrepancies. Assay results are shown in Table B (Appendix) and RPA is not aware of any reporting errors.

9.4 DATA VERIFICATION

Data verification of assay results is done by Dia Bras personnel. Check assaying is done at Chemex. Dia Bras has not requested routine check assaying of standards or blanks. For quality control RPA recommends that Dia Bras personnel insert control samples of blank and standard with each batch of regular samples sent to the laboratory. The former (blank) samples may be country rock with no precious metal values, may be

inserted after the 10th, 32nd, 54th etc. sample and the latter standard samples of known concentration, say 10 g/t Au, may be inserted after the 21st, 43rd, 65th etc. sample.

This procedure provides a preliminary check on the gold and tungsten concentration of the 10% of the sample population. Both blank and standard samples are numbered consecutively to allow for easier tracking of assay results and for "honest" assaying at the laboratory. The blank samples would resemble regular drill core material. The standard samples, however, are easily recognized because they are smaller in quantity and are already pulverized. This procedure (controls-within-batch) allows ready identification of sample batches for which sample preparation and assaying problems are encountered and the batch can then be rerun.

10 RPA INDEPENDENT SAMPLING

RPA collected thirteen samples for independent check assays. Three of them consisted of surface exposures, one was from a stockpile of mineralized rock from underground workings, and eight samples of diamond drill core both from previous drilling as well as from the current drilling. RPA had them assayed for Au, Ag, Cu, Zn, Pb and As at SGS Laboratories, Don Mills, Ontario. The core samples included samples from some high-grade intersections, such as the massive sulphide zones of the Veta Grande, as well as low-grade gold zones across the breccia zones within the wide alteration zone with disseminated pyrite.

Results of our independent sampling indicate that, in general, these new check assays compare relatively well with the Dia Bras results. The RPA values range from 0.01 g/t Au to 6.99 g/t Au, 11.6 g/t Ag to 507 g/t Ag, 0.01% Cu to 62.15% Cu, <0.01% Zn to 1.08% Zn, 0.02% Pb to 0.25% Pb and 0.01% As to 11.94% As (Table 5).

TABLE 5: PROMONTORIO PROPERTY, RPA INDEPENDENT SAMPLING RESULTS

DDH #	Dia Bras / SNG Sample #	RPA Sample No	From (m)	To (m)	Int (m)	g/t Au	g/t Ag	% Cu	% Pb	% Zn	% As
4	BN04-08		71.80	73.44	1.64	1.16	5.48	0.54	0.04	0.14	
4		**M619040**	**71.80**	**73.44**	**1.64**	**1.10**	**37.3**	**0.48**	**0.02**	**0.07**	**0.02**
4	BN04-036		117.70	119.02	1.32	6.85	443.71	24.51	0.05	0.15	
4		**M619041**	**117.70**	**119.02**	**1.32**	**5.90**	**381.4**	**27.02**	**0.07**	**0.11**	**6.85**
		M619042				**0.07**	**11.6**	**0.07**	**0.08**	**0.08**	**0.04**
		M619043				**2.19**	**414.3**	**62.15**	**0.20**	**0.25**	**7.12**
		M619044				**1.54**	**54.4**	**0.05**	**0.05**	**<0.01**	**0.51**
		M619045				**0.10**	**21.5**	**0.01**	**0.04**	**0.02**	**0.01**
PMT-01-04	227088		215.00	216.00	1.00	0.28	6.9	1.30	0.02	0.01	0.37
PMT-01-04		**M619046**	**215.00**	**216.00**	**1.00**	**<0.03**	**14.3**	**0.29**	**0.03**	**<0.01**	**0.05**
PMT-01-04	227089		216.00	216.60	0.60	6.16	236.0	42.10	0.04	0.14	0.35
PMT-01-04		**M619047**	**216.00**	**216.60**	**0.60**	**6.99**	**230.7**	**42.45**	**0.12**	**0.12**	**11.94**
PMT-01-04	227090		216.60	217.00	0.40	0.31	22.7	0.99	0.05	0.06	0.35
PMT-01-04		**M619048**	**216.60**	**217.00**	**0.40**	**0.14**	**18.0**	**0.72**	**0.04**	**0.04**	**0.24**
PMT-01-04	227091		252.50	253.50	1.00	7.34	719.0	25.00	0.13	0.27	>1.0
PMT-01-04		**M619049**	**252.50**	**253.50**	**1.00**	**4.46**	**473.1**	**20.72**	**0.14**	**0.23**	**N/A**
PMT-01-04	227092		253.50	254.50	1.00	0.125	15.5	0.79	0.11	0.04	0.79
PMT-01-04		**M619050**	**253.50**	**254.50**	**1.00**	**0.27**	**35.3**	**1.20**	**0.10**	**0.12**	**0.40**
PMT-01-04	227093		254.50	255.50	1.00	6.17	479.0	17.90	0.26	1.32	>1.0
PMT-01-04		**B227199**	**254.50**	**255.50**	**1.00**	**6.10**	**506.8**	**14.81**	**0.25**	**1.08**	**4.89**
PMT-01-04			255.50	256.02	0.52						
PMT-01-04		**B227200**	**255.50**	**256.02**	**0.52**	**3.91**	**276.1**	**10.68**	**0.21**	**0.49**	**3.40**

Note: RPA sample M619042: Grab sample of Mina Vieja outcrop.
RPA sample M619043: Grab sample of stockpile from underground samples of Veta Grande Vein.
RPA sample M619044: Grab sample of Veta Grande Vein outcrop.
RPA sample M619045: Grab sample of silicified breccia outcrop on west side of central gully.

For samples M619040 and M619041 Metric interval is calculated from Imperial system.
Dia Bras samples assayed at ALS Chemex Laboratories, Mississauga, Ontario, Canada.
RPA samples assayed at SGS Laboratories, Don Mills, Ontario, Canada.
RPA assay values are in bold letters.

11 MINERAL RESOURCES

Historical Mineral Resources within the Promontorio property are reported to contain some 625,000 tonnes of Indicated Mineral Resources at an average grade of 2.62 g/t Au, 65.86 g/t Ag, 4.04% Cu, 0.16% Pb, 0.49% Zn and 0.86% As (Table 6). Inferred Mineral Resources totalling some 398,000 tonnes at an average grade of 2.13 g/t Au, 59.21 g/t Ag, 3.87% Cu, 0.14% Pb, 0.43% Zn and 0.86% As, are also reported (Table 6). These resources were estimated by Mine Development Associates of Reno, Nevada, in 1997 at a 0.5% Cu cut-off grade, using a density of 3.34 g/cm^3, and are reported to be present within five veins. RPA notes that the bulk of the Mineral Resources comprise the massive sulphide zones of the Veta Grande Vein.

RPA has not yet carried out an independent estimate of the Mineral Resources of the Promontorio Property. This is planned to be done upon completion of the current diamond drilling program.

TABLE 6 HISTORICAL MINERAL RESOURCES, DIA BRAS - PROMONTORIO PROPERTY

Indicated Mineral Resources							
Vein	**Tonnes**	**g/t Au**	**g/t Ag**	**% Cu**	**% Pb**	**% Zn**	**% As**
Veta Grande	370,700	2.88	75.62	4.71	0.24	0.73	1.08
Santiago	85,300	1.35	34.96	2.93	0.06	0.37	0.67
Mina Vieja HW	31,500	2.72	83.42	6.26	0.13	0.05	1.45
Mina Vieja	77,200	4.14	72.10	2.95	0.03	0.03	0.19
San Felipe	59,700	0.75	32.07	1.71	0.02	0.02	0.31
Total	**624,400**	**2.62**	**65.86**	**4.04**	**0.16**	**0.49**	**0.86**
Inferred Mineral Resources							
Veta Grande	160,300	3.05	88.94	5.69	0.27	0.87	1.31
Santiago	143,100	1.02	24.33	1.77	0.04	0.18	0.46
Mina Vieja HW	33,900	2.69	87.96	7.05	0.13	0.06	1.66
Mina Vieja	28,500	3.54	72.90	3.48	0.04	0.05	0.27
San Felipe	32,100	0.60	23.32	1.09	0.02	0.02	0.12
Total	**397,900**	**2.13**	**59.21**	**3.87**	**0.14**	**0.43**	**0.86**

Note: Mineral Resources estimated at the 0.5% Cu cut-off grade.
Source: MDA, 1997.

MDA estimated the Mineral Resources using the Cross Sectional Method. MDA constructed two sets of cross sections spaced 15 m apart, depicting geology and mineralized intersections. One set was for the Veta Grande Vein and the other set for the other four mineralized veins, which intersect the Veta Grande Vein. MDA extrapolated the grade of the mineralized intersection 25 m along dip and 7.5 m along strike (half way to the next cross section) to calculate the average grade of the polygon.

RPA notes that MDA considered the above to be only a preliminary resource estimate. Nevertheless, RPA makes the following observations on the MDA resource estimate:

- The mineralized veins are steeply dipping or subvertical.
- A number of the drill hole intersections are at acute angles (in places almost down-dip) to the orientation of the mineralized zone.
- The resources were estimated based on assumptions that similar grade mineralization continues along strike and down dip.

RPA cannot comment on the reasonableness of these estimates and recommends further drill testing of these mineralized veins to estimate the Mineral Resources of the area.

RPA is of the opinion that the presently available data are not sufficient for estimation of Mineral Resources or Mineral Reserves as defined in NI 43-101. For a Mineral Resource estimate RPA recommends additional diamond drilling, continuous chip or channel sampling of the wide alteration zone on the surface as well as veins along underground workings.

12 ADJACENT PROPERTIES

Mineral properties situated around the Dia Bras Promontorio Property belong to Compañía Peñoles (Peñoles). These include the El León 3 concession which surrounds the Promontorio, Hidalgo and El Magistral concessions (Figure 2). There are no significant mineral showings or deposits in the concessions adjacent to the Promontorio Property.

13 MINERAL PROCESSING AND METALLURGICAL TESTING

13.1 PREVIOUS TESTWORK

Metallurgical testwork on the Promontorio samples was initiated by Sierra Dorada S.A. de C.V., a wholly-owned subsidiary of Sierra Nevada, in 1997 and the work was carried out by Consejo de Recursos Minerales, Centro Experimental, Chihuahua, Subdirección de Promoción y Asistencia Técnica, Gerencia de Laboratórios (CRM). CRM reported results of test work on two phases; one in July 1997 and another one in September 1997. Since the property had been dormant until the recent acquisition by Dia Bras, no further comprehensive metallurgical testwork has been carried out. CRM's work consisted of:

- Preparation of a flotation concentrate from a bulk sample to recover the gold, silver and copper, with a minimal affect from the contained arsenic in the "ore".
- X-Ray Diffraction (XRD) analysis on samples to determine the close relationship between copper and arsenic.

As part of its test work, CRM also carried out mineralogical studies using polarizing microscope on the samples. Results are presented in Table 8.

TABLE 8 MINERALOGICAL COMPOSITION OF BULK SAMPLE (CRM, 1997), DIA BRAS - PROMONTORIO PROJECT			
Proportion	**Mineral**	**Chemical Composition**	**Method of Determination**
Major constituent (>10%)	Quartz	SiO_2	XRD, TS
Important constituent (1 to 10%)	Pyrite	FeS_2	XRD, TS
	Enargite	Cu_3AsS_4	XRD, TS
	Tennantite	$(CuFe)_{12}As_4S_{13}$	XRD, TS
	Kaolinite	$Al_2Si_2O_5(OH)_4$	XRD
	Chalcocite	Cu_2S	PS
	Digenite	Cu_9S_5	PS
	Bornite	Cu_5FeS_4	PS
Minor constituent (0.1% to 1%)	Covellite	CuS	PS
	Orthoclase	$KAlSi_3O_8$	XRD
	Djurkeite	$Cu_{1.93}S$	PS
	Sphalerite	(Zn,Fe)S	TS, PS
	Tetrahedrite	$Cu_{12}Sb_4S_{13}$	PS
Trace amount (0.01% to 0.1%)	Hematite	Fe_2O_3	TS, PS
	Chalcopyrite	$CuFeS_2$	PS
	Arsenopyrite	FeAsS	PS
	Galena	PbS	PS
	Chlacanthite	$CuSO_4.5H_2O$	TS
	Goethite	FeO.OH	TS,PS
	Calcite	$CaCO_3$	TS
	Gypsum	$CaSO_4.2H_2O$	TS
	Manganese oxide	$MnO_2S_5.MnO$	PS
	Electrum	(Au,Ag)	PS
Note: XRD: X-ray Diffraction; TS: Thin section; PS: Polished section			
Source: Muñoz et al, 1997.			

Metallurgical tests using various size fractions showed that:

- The 200µ (and coarser) size fraction constituted the bulk (85.6%) of the crushed sample and most of this (70.88%) constituted the +65µ fraction.

- The +65µ fraction contained most of the major metal constituents, with 54.18% (Cu), 54.85% (As) and 75.02% (Fe) respectively.
- The metal contents for copper and arsenic increased gradually from the +65µ fraction to the +325µ fraction, i.e. from 3.01% Cu to 6.20% Cu and from 1.01% As to 2.1% As (Table 9).
- The calculated head grades were higher (by 7.6% for Cu and As and 3.1% for Fe) than the assay head grades.

TABLE 9 DISTRIBUTION OF COPPER, ARSENIC AND IRON IN VARIOUS SIZE FRACTIONS OF METALLURGICAL SAMPLE (CRM, 1997), DIA BRAS - PROMONTORIO PROPERTY

Size fraction (µ)	Weight			Grade (%)			Distribution (%)		
	(g)	(%)	Cum.(%)	Cu	As	Fe	Cu	As	Fe
+65	354.4	70.88	70.88	3.01	1.01	5.07	54.18	54.86	75.02
-65 to +100	20.0	4.00	74.88	4.17	1.72	4.93	5.25	5.27	4.12
-100 to +200	27.3	5.46	80.34	5.41	1.81	4.63	7.50	7.57	5.28
-200 to +325	26.3	5.26	85.60	6.20	2.10	4.50	8.28	8.46	4.94
-325	72.0	14.40	100.00	6.78	2.16	3.54	24.79	23.83	10.64
Total	**500.0**	**100.0**							
Calculated Head Grade				**3.94**	**1.30**	**4.78**			
Assayed Head Grade				**3.64**	**1.20**	**4.63**			

Source: Muñoz et al, 1997.

Based on results of the above work, CRM carried out further testwork on varying size fractions of 1 kg crushed "ore", and concluded that the flotation concentrate contained a high copper content, but also a relatively high arsenic and low gold and silver contents. Results are summarised in Table 10.

TABLE 10 METALLURGICAL TEST RESULTS ON 1 KG OF CONCENTRATE, (CRM 1997), DIA BRAS - PROMONTORIO PROPERTY						
Flotation stage	**Weight**		**Assay Grade (%)**		**Distribution (%)**	
	(g)	**(%)**	**Cu**	**As**	**Cu**	**As**
1st Concentrate	59.60	5.96	40.00	11.15	60.88	60.02
2nd Concentrate	41.80	4.18	1.50	3.71	13.34	14.00
1st Middlings	24.80	2.48	19.20	5.26	12.16	11.78
Tails	873.80	87.38	0.81	0.18	13.62	14.20
Total	**1,000.0**	**100.00**	**3.916**	**1.107**	**100.0**	**100.0**
Source: Muñoz et al, 1997.						

In September 1997, CRM also carried out additional metallurgical tests by two methods, as follows:

- Bottle roll tests by the acid leach method, using sulphuric acid.
- Bio-oxidation leaching method using Thiobacillicus Ferroxidans as the bacterial agent.

The head grade of the sample and the concentrate are shown in Table 11.

TABLE 11 QUALITATIVE AND QUANTITATIVE ANALYSES ON HEAD GRADE AND CONCENTRATE OF METALLURGICAL SAMPLE, (CRM 1997), DIA BRAS - PROMONTORIO PROPERTY							
	g/t Au	**g/t Ag**	**% Cu**	**% CuO**	**% Fe**	**% As**	**% S**
Head Grade	2.00	61.00	4.30	0.56	5.90	1.40	11.16
Concentrate # 1	6.00	99.90	40.00	5.60	9.60	11.15	24.20
Source: Gonzalez et al, 1997.							

13.1.1 ACID LEACH TESTS

The parameters of the constituents in these tests were as follows:

- Sample weight: 100 g.
- Total solution: 300 ml.
- Acid concentration: 150 g/L H_2SO_4

- Total solids: 25%
- Duration of tests: 72 hours.
- Size fraction of concentrate: 53.06% -400μ.
- Size fraction of head: 43.04% -400μ.
- Acid consumption (conc.): 154.68 kg/tonne.
- Acid consumption (head): 298.75 kg/tonne

Results of these tests showed that:

- For the initial sample:
    - The calculated head grade was 4.17% Cu, 0.76% CuO and 1.67% As. This compared with the actual assay grade of 4.30% Cu, 0.56% CuO and 1.4% As.
    - Some 16% of the copper, 88.4% of the copper oxide and 4.3% of the arsenic are contained in the pregnant solution, with an average grade of 0.224% Cu, 0.224% CuO and 0.024% As.
    - Some 84% of the copper, 11.6% of the copper oxide and 95.7% of the arsenic are contained in the residual material, with an average grade of 3.5% Cu, 0.088% CuO and 1.60% As.

- For the concentrate:
    - The calculated head grade was 38.77% Cu, 5.88% CuO and 11.05% As. This compared with the actual assay grade of 40.0% Cu, 5.6% CuO and 11.15% As.
    - Some 12.6% of the copper, 83.2% of the copper oxide and 2.3% of the arsenic are contained in the pregnant solution, with an average grade of 1.63% Cu, 1.63% CuO and 0.085% As.
    - Some 87.4% of the copper, 16.8% of the copper oxide and 96.7% of the arsenic are contained in the residual material, with an average grade of 33.87% Cu, 0.99% CuO and 10.790% As.

13.1.2 BIO-LEACHING TESTS

CRM carried out eight (8) bio-leaching tests on the Promontorio original samples as well as on concentrate. The parameters of the constituents in these tests were as follows::

- Two types of Tiobacillicus ferrooxidans (bacterial) agents; Precultivo Nochebuena (Noche) and Precultivo T-18 (T-18).
- Tests done on original sample as well as on concentrate.
- Size fractions of the samples; 53.6% passing -400μ for the concentrate and 43.06% passing -400μ for the original sample.
- Density of the samples containing: 10% solids for concentrate and solids, and 20% solids for the concentrate alone.
- Bio-leaching conditions:

- Temperature: 30° C.
- Agitation: 108 rpm.
- Solution: 9 kg.
- Duration: 30 days

Results of these tests are shown in Table 12.

TABLE 12 BACTERIAL LEACHING TEST RESULTS (CRM, 1997)
DIA BRAS - PROMONTORIO PROPERTY

Test No.	Bio-leaching conditions		Recovery (%)		
	Material	Bacteria in solution	Cu	Fe	As
F-1	Concentrate	10% Noche	10.00	6.91	1.43
F-2	Concentrate	10% T-18	10.08	7.56	1.26
F-5	Concentrate	15% Noche	8.00	22.46	1.20
F-6	Concentrate	15% T-18	8.25	20.88	1.20
F-7	Head	10% Noche	21.40	16.36	8.57
F-8	Concentrate	10% T-18	21.74	15.59	9.64
Source: Gonzales et al, 1997.					

Results shown in Table 12 indicate that:

- There is very little difference in the recovery of copper in terms of which bacterial agent is used.
- The recovery of copper varied from about 8% to 21% for the original sample (head) as well as the concentrate.
- The best results were in the order of 21% recovery of copper. These tests, however, also showed that about 10% of the arsenic also accompanies to the copper.
- The worst results were about 10% recovery of copper. This test, however, also showed that 1.26% to 1.43% of the arsenic also accompanies the copper.

13.2 RECENT NICHROMET TESTWORK

In June 2004, Dia Bras sent a 10 kg sample from Promontorio for metallurgical testwork at Nichromet Extraction Inc. (Nichromet) laboratories in Sherbrooke, Québec. The sample contained various sizes of oxidized material with a head grade of 0.49% Cu, 3.76 g/t Au, 75.0 g/t Ag, <0.05% Zn, <0.05% Pb, 14.6% Fe, 0.05% As, 0.06% Sb and 13.7% sulphides (Lalancette, 2004).

At Nichromet, leaching of this sample was carried out in two stages, as follows:

- In the first stage, the sulphide content was removed by controlled oxidation using lean air. The oxygen content was reduced from 20% O_2 to 10% O_2, by injection of flue gases in the intake or at laboratory scale dilution of air with nitrogen, at a temperature of 600° C. The procedure included:
    - Scrubbing the resulting SO_2 from this oxidation by using limestone ($CaCO_3$) thereby producing gypsum ($CaSO_4.2H_2O$).
    - Chemical analysis after the removal of the sulphides. Results showed 0.51% Cu, 4.17 g/t Au, 85.0 g/t Ag, <0.05% Zn, <0.05% Pb, 15.6% Fe, 0.04% As, 0.06% Sb and 0.01% sulphides.
- In the second stage, the oxidized sample was cooled with chlorine gas to initiate the chlorination reaction. This process included:
    - Taking a partly chlorinated sample of 50 g and suspending it in a brine containing 500 g water, 150 g common salt (NaCl) and 5 g of sodium bromide (NaBr), at a temperature of 40° C.
    - Adding 1 g of chlorine into the slurry to initiate bubbling, and maintaining the suspension of the solid in the slurry by mild stirring for 2.5 hours. During the chlorination process, metallic constituents are transformed into soluble species. This is done first by bromine attack followed by substitution of chorine to bromine and regeneration of free bromine.
    - Determination of the metal contents of the sample by filtering off the reaction mixture and rinsing the sterile solid with brine. The rinsing and filtrate are the pregnant solution (1 L). Gold and silver are collected from the solution by contact with activated charcoal. The residual pregnant solution is freed of copper by cementation over iron. Zinc and lead contents are determined by pH adjustment or solvent extraction.

This experiment showed that:

- The composition of the pregnant solution was 228 mg/L (Cu), 0.29 mg/L (Au), 3.91 mg/L (Ag) and 1.0 mg/L (As), and.
- The composition of the sterile solid after leaching was 0.05% Cu, 0.03 g/t Au, 5.74 g/t Ag, <0.05% Zn, <0.05% Pb, 14.2% Fe, 0.02% As, 0.06% Sb and 0.01% sulphides.

Based on the above experiment, the laboratory concluded that some 90% of the copper, 99% of the gold and 93% of the silver were recovered by the Nichromet method. The above results also indicated that practically no arsenic was leached from the sample and that it is rendered insoluble by this treatment.

RPA understands that Dia Bras plans to send other batches of samples to Sherbrooke, Québec for test work by the Nichromet method.

14 MINING

There have been small scale mining operations by previous operators, as discussed under the section of History of Exploration and Mining.

15 EXPLORATION POTENTIAL

The Promontorio Property contains four principal types of polymetallic Au-Ag-Cu-Pb-Zn mineralization hosted by at least five mineralized veins within Late Cretaceous lapilli tuffs. These include:

- Massive sulphide mineralization.
- Disseminated sulphide mineralization along shear zones.
- Mixed massive sulphide and disseminated sulphide mineralization.

- Hydrothermal breccia mineralization.

RPA considers these to be structurally controlled high sulphidation epithermal mineralization. RPA is of the opinion that there is good potential for new gold, silver, copper, zinc and lead mineralization in the Promontorio project area.

A new and wider mineralized zone has been intersected in holes P96-01 and P96-02, but has not yet been identified as a target area. These intersections are situated some 20 m to 25 m east of the Veta Grande vein, and in general, are wider and higher grade than the average in the other drill holes, as noted above. RPA is of the opinion that this is a new target area and warrants further drill testing.

16 ENVIRONMENTAL CONSIDERATIONS

There has been previous mining activity within the area of the Promontorio Property and there are some small mine dumps within the mine area, such as at the Veta Grande Vein. RPA understands that since these old mines were shut down before the present environmental legislation in Mexico, no environmental liabilities are attached to this exploration property, and that it is held with an exploration licence.

RPA also understands that prior to commencement of mining and processing operations at the Promontorio Property, Dia Bras will contract a local firm, to carry out environmental base line studies.

17 CONCLUSIONS

Based on our review of earlier studies and technical reports, history of mining in the area and our field observations during the site visit, RPA concludes that:

- There is good potential for economic gold, silver, copper, zinc and lead mineralization on the Promontorio Property, and further exploration work is warranted.
- In RPA's opinion, the Project is operated by a group of professionals who have considerable experience in local geology and mining methods.
- Despite small-scale mining carried out in the past the property is considered by RPA to be at an intermediate exploration stage.
- There are at least five mineralized veins within the property. They are hosted by Late Cretaceous lapilli tuffs. These are the Veta Grande; Santiago, Mina Vieja Hangingwall, Mina Vieja and San Felipe veins.
- The Veta Grande Vein is situated some 50 m east of the central gully. Since it is parallel to this gully, it may extend along strike in a northwest trend, beyond the current Hidalgo and Promontorio Mineral Concessions and into the El Magistral Mineral Concession.
- The mineralized zones are readily seen from the air and situated along the western slope of the hill (on the eastern side of the central gully) with limonitic staining as well as at relatively more resistant silicified outcrops along the western flank of the gully.
- The prominent structural feature is the northwest trending central gully and a 300 m wide by 1.5 km long alteration zone is situated on the eastern side of the gully, i.e. the area underlain by Late Cretaceous felsic tuffs (LVS).
- Mineralized intersections encountered during the current drilling campaign ranged from 0.15% Cu over 2 m to 10.57% Cu over 3.5 m (with most intersections in a range from 1% Cu to 6% Cu) and 0.25 g/t Au over 2 m to 8.51 g/t Au (with most intersections in a range from 0.5 g/t Au to 2 g/t Au).
- A new and wider mineralized zone has been intersected in holes P96-01 and P96-02, but has not yet been identified as a target area. These intersections are situated some 20 m to25 m east of the Veta Grande vein, and in general, are wider

and higher grade than the average in the other drill holes, as noted above. RPA is of the opinion that this is a new target area and warrants further drill testing.

- No significant anomalies or structures are located on the western side of the gully, i.e. the area which is underlain by Mid-Tertiary andesitic tuffs (UVS).

18 RECOMMENDATIONS

RPA considers the Promontorio Project to be a property of merit and recommends a systematic exploration program including drilling, as follows:

- Detailed geological mapping.
- Detailed continuous chip and/or channel sampling of the mineralized zones encountered in previous mining.
- Interpretation and analysis of topographic lineaments, which may be surface expressions of faults/shear zones, such as the Santiago Vein.
- Systematic drill testing of the alteration zone and the mineralized veins east of the central gully. RPA recommends a program in the order of 10,600 m of diamond drilling. This would consist of:
    - Diamond drill testing with short holes to assess the potential for near surface and lower grade gold mineralization which may be amenable to open pit mining. Some 2,700 m of drilling (45 holes at 60 m each) are considered for this phase of the program.
    - Diamond drill testing by longer holes to test the extensions of the known mineralization east of Veta Grande at depth and along strike. Some 4,300 m of drilling (25 holes at 170 m each) are considered for this phase of the program.
    - Underground diamond drilling from the eastern side of the Veta Grande vein. This would be carried out from drill stations spaced 50 m apart along an exploration drift about 50 m east of the Veta Grande Vein. Some 4,000 m of drilling (10 stations with 400 m each, with 6 drill holes varying in length from 50 m to 100 m) are considered for this phase of the program.

- Dewatering of old underground workings at the Veta Grande Vein.

- Driving an exploration drift for underground drilling. This would be approximately 300 m long, situated 50 m east and oriented parallel to the Veta Grande Vein.

- Metallurgical tests by the Nichromet Method to assess the recovery of the gold and copper, considering the high arsenic content of the massive sulphide zones.

RPA estimates a total budget of $2,700,000 for a two-phase program, as follows:

Phase One	
Detailed mapping, prospecting and geophysical surveys	$80,000
Dewatering and refurbishment of underground workings	$100,000
Surface & underground sampling and assays	$50,000
Surface diamond drilling: 6,600 m @$75	$500,000
Underground exploration drift: 300 m @$166	$50,000
Underground diamond drilling: 4,000 m @$75	$300,000
Assays and analytical	$250,000
Metallurgical (Nichromet) testing	$25,000
Estimation of Mineral Resources	$50,000
General administration	$400,000
Compilation of technical data	$45,000
Contingencies	$150,000
Subtotal Phase One	**$2,000,000**
Phase Two	
Bulk sampling and further metallurgical work	$50,000
Feasibility Study and estimation of Mineral Reserves	$450,000
General administration	$150,000
Contingencies	$50,000
Subtotal Phase Two	**$700,000**
Total Estimated Budget	**$2,700,000**

RPA notes that the Phase Two work is dependent on the results of the Phase One program. RPA is also of the opinion that a program of bulk sampling of old underground workings may be carried out upon completion of the recommended diamond drilling. Finally, RPA notes that some of the recommended diamond drilling may have been carried out during the current drilling program.

19 SOURCES OF INFORMATION

Agnerian, H., 2004, Report on Four Polymetallic Exploration Properties, Mexico; RPA Internal Report for Dia Bras Exploration Inc., February 5, 2004.

Consejo de Recursos Minerales, 1999, Monografía Geológico-Minera del Estado de Chihuahua, Publicación M-14e, Secretaría de Energia, Minas e Industria Paraestatal, Subsecretaría de Minas, 297 pp.

Dia Bras Exploration Inc., 2004a, Miscellaneous Technical Documents, Drill Sections and Assay Results.

Dia Bras Exploration Inc., 2004b, Press Releases, June 29, 2004.

Dia Bras Exploration Inc., 2004c, Annual Report 2003.

Gonzales, G.H., Blanco, R.O. and Montes, J.G.E., 1997, Biolixivacion a Nivel Laboratorio para Obtener la Separacion del Arsenico de un Concentrado de Cobre de la Compañía Sierra Dorada, S.A. de C.V.; Report by Consejo de Recursos Minerales, Centro Experimental Chihuahua, Subdireccion de Promocion y Asistencia Técnica, Gerencia de Laboratorios for Sierra Dorada S.A. de C.V., Chihuahua, September 5, 1997.

James, L., 1997, Report on the Promontorio Project, Sierra Madre, Chihuahua, Mexico; Report for Sierra Nevada Gold Ltd., Golden, Colorado, March 7, 1997.

Lalancette, J-M., 2004, Extraction of Precious and Base Metals from the Promontorio site, Chihuahua, Mexico, by Nichromet's Chlorination Process: Memorandum to Mr. Réjean Gosselin of Dia Bras, June 11, 2004.

Muerhoff, C.V. and Ristorcelli, S., 1997, A Preliminary Estimate of the Copper, Gold, and Silver Resources Promontorio Project, Chihuahua State, Mexico; Report by Mine Development Associates for Sierra Nevada Gold Ltd., Reno, August 27, 1997.

Muñoz, M.O., Magallanes, J.A. and Polanco, R.D., 1997, Prueba de Flotacion Efectuada Sobre la Muestra Mineral Denominada "Promontorio" Procedente de la Cia. Sierra Dorada S.A. de C.V.; Report by Consejo de Recursos Minerales, Centro Experimental Chihuahua, Subdireccion de Promocion y Asistencia Técnica, Gerencia de Laboratorios for Sierra Dorada S.A. de C.V., Chihuahua, July 24, 1997.

Nichromet Extraction Inc., 2003, Information on Nichromet Extraction Inc.; Information from Company Website, October 22, 2003.

Rascon, J.A., Hervert, G.G., Orozco, R.B. and Espinoza, J.G.M., 1997, Biolixiviacion a Nivel Laboratorio para Obtener la Separacion del Arsenico de un Concentrado de Cobre de la Compañía Sierra Dorada, S.A. de C.V.; Report by Consejo de Recursos Minerales, Centro Experimental Chihuahua, Subdireccion de Promocion y Asistencia Técnica, Gerencia de Laboratorios for Sierra Dorada S.A. de C.V., Chihuahua, September 5, 1997.

Schmidt, R., 1996, Mineralogical Examination of Three Copper/Precious Metal Ore Samples HRI Project 003-733; Letter Report by Hazen Research, Inc. to Dr. J. Peter Davies, Golden, Colorado, May 13, 1996.

Thompson, I.S., 1996, Review of Exploration Progress and Proposed Exploration Program, Promontorio Cu, Au, Ag Project, Chihuahua, Mexico; Report by Derry, Michener, Booth & Wahl for Sierra Nevada Gold Ltd., Vancouver, May 17, 1996.

Thompson, I.S., 1995, Evaluation Report and Exploration Proposal for the Promontorio Project, Near Tomochi, Chihuahua State, Mexico; Report by Derry, Michener, Booth & Wahl for Sierra Nevada Gold Ltd., Vancouver, June 30, 1995.

20 SIGNATURE PAGE

This report titled "Report on the Promontorio Copper-Gold Exploration Property Prepared for Dia Bras Exploration Inc." and dated January 24, 2005 was prepared by and signed by the author:

Dated at Toronto, Ontario
January 24, 2005

Hrayr Agnerian, M.Sc.(Applied), P.Geo.
Consulting Geologist
Roscoe Postle Associates Inc.

21 CERTIFICATE OF QUALIFICATIONS

As an author of this report entitled "Report on the Promontorio Copper-Gold Exploration Property, Mexico" prepared for Dia Bras Exploration Inc. (Dia Bras), I hereby make the following statements:

A. My name is Hrayr Agnerian and I am a Consulting Geologist employed by Roscoe Postle Associates Inc. My office address is Suite 501, 55 University Avenue, Toronto, Ontario, M5J 2H7.

B. I have received the following degrees in Geological Sciences:
B.Sc. (Geol) 1966: American University of Beirut, Lebanon
Diploma, Mineral Exploration 1967: Int. Centre for Aerial Surveys and Earth Sciences, Delft, The Netherlands
M.Sc. (Applied) 1972: McGill University, Montréal, Québec

C. I am registered as a Professional Geoscientist in the Province of Ontario. I am also:
Registered as a Professional Geoscientist in the Province of Saskatchewan
Registered as a Professional Geologist in the Province of Québec
A Member of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)
A Fellow of the Geological Association of Canada (GAC) and
A Member of the Prospectors and Developers Association of Canada (PDAC)

D. I am a Qualified Person for the purposes of National Instrument 43-101.

E. This report is based on a visit to the Promontorio gold-polymetallic exploration property in Chihuahua State, Mexico from September 10 to 12, 2004, on my personal review of technical reports and other data supplied by the Issuer, on discussions with the Issuer and its representatives both at the project site as well as at its regional office in Chihuahua, Mexico, and on information available from technical publications and from the Internet. My relevant experience for the purpose of this report is:

- Preparation of Technical Report on four gold-polymetallic exploration properties, State of Chihuahua, Mexico, for Dia Bras Exploration Inc.

- Preparation of Technical Report on the Salave Gold Deposit, Northwestern Spain, for Rio Narcea Gold Mines Ltd.

- Preparation of Technical Report on the Bonfim Gold-Tungsten Property, Northeastern Brazil, for Verena Minerals Corporation.

- Preparation of Technical Report on the Paraíba Tourmaline Property, Northeastern Brazil, for Brazilian International Gold Mines Ltd.

- Preparation of Technical Report on the Moosehead Property, Newfoundland and Fondaway Property, Nevada, for Sudbury Contact Mines Limited.

- Preparation of Technical Report on the Aguablanca Ni-Cu Property, Spain, for Rio Narcea Gold Mines Ltd.

- Preparation of a Technical Report on the Exploration Properties of Queenston Mining Inc. in the Kirkland Lake Area, Ontario.

- Preparation of a Technical Report on the Nueva Condor polymetallic deposit in Peru for Oroperu Resources Inc.

- Preparation of Several Technical Reports on gold and industrial mineral projects in Canada during the past three years.

- Visit to numerous gold mines and deposits in Canada, the United States and other countries.

F. I have been practicing as a professional geologist for over thirty years.

G. I am responsible for all of the sections for both properties in this Report

H. I am not aware of any material fact or material change with respect to the subject matter of this report, which is not reflected in "the Report" the omission to disclose which makes this report misleading.

I. I am independent of the Issuer applying the tests set out in section 1.5 of National Instrument 43-101.

J. I have read National Instrument 43-101 and Form 43-101F1, and this report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Dated at Toronto, Ontario
January 24, 2005

Hrayr Agnerian, M.Sc. (Applied), P.Geo.
Consulting Geologist

APPENDIX

TABLE A PROMONTORIO PROPERTY, SIGNIFICANT MINERALIZED INTERSECTIONS IN DIAMOND DRILL HOLES BY SIERRA DORADA (1996 – 1997)

TABLE B PROMONTORIO PROPERTY, MINERALIZED INTERSECTIONS OF 2004 DIAMOND DRILLING

SAMPLE PREPARATION AND ASSAY PROCEDURES AT CHEMEX LABORATORIES

PROMONTORIO PROPERTY
SIGNIFICANT DIAMOND DRILL HOLE INTERSECTIONS
(SIERRA DORADA S.A. DE C.V. 1996-1997)

Hole No.	Grid co-ordinates											
	Easting	Northing	Elev. (m)	Azimuth (°)	Incl'n. (°)	Intersect. depth (m)	Interval (m)	g/t Au	g/t Ag	% Cu	% As	Target Vein
P96-01	10,001	10,102	2,042	045	-60	90.16	1.64	3.15	41.83	2.87	N/A	VG
P96-01	10,001	10,102	2,042	045	-60	119.67	11.47	3.33	165.91	10.33	N/A	VG
P96-02	10,003	10,100	2,042	090	-45	78.69	6.56	5.11	205.14	11.66	N/A	VG
P96-03	10,001	10,102	2,042	045	-60	73.77	9.84	2.01	103.44	6.01	N/A	U
P96-04	10,000	10,102	2,042	045	-65	98.36	4.92	4.27	84.58	1.19	0.54	VG
P96-04	10,000	10,102	2,042	045	-65	146.56	11.80	2.40	69.21	5.55	1.33	VG
P96-05	9,942	10,084	2,010	135	-60	60.65	3.28	1.20	29.15	1.67	0.10	San
P96-06	9,942	10,084	2,010	135	-68	42.30	1.64	2.67	30.86	2.11	0.13	San
P96-07	9,943	10,085	2,010	110	-60	69.84	6.56	1.77	48.00	5.36	0.06	San
P96-08	9,941	10,082	2,010	165	-60		No significant values					U
P96-09	10,025	10,018	2,013	135	-60	59.00	13.11	N/A	53.15	4.81	N/A	SF
P96-10	10,025	10,018	2,013	135	-68	53.11	4.92	N/A	51.44	4.88	N/A	SF
P96-11	10,026	10,020	2,013	115	-60	57.38	6.56	N/A	75.44	2.28	N/A	SF
P96-12	10,021	10,016	2,013	175	-60		No significant values					SF
P96-13	9,927	10,051	2,010	120	-60	54.43	1.97	0.75	17.15	2.60	<0.02	MV
P96-14	9,927	10,050	2,010	120	-68	63.93	6.56	0.35	17.15	1.82	0.12	MV
P96-15	9,951	10,076	2,009	060	-45		No significant values					VG
P96-16	10,030	10,021	2,013	090	-45	14.10	3.28	1.03	37.72	2.28	0.60	SF
P96-17	10,026	10,024	2,013	045	-45	15.74	4.23	0.68	4.09	1.48	0.13	VG
P96-18	10,026	10,024	2,013	045	-70		No significant values					VG
P96-19	10,029	10,022	2,013	045	-65	16.05	6.20	0.95	55.65	4.62	1.00	VG/SF
P96-20	10,029	10,022	2,013		-90	14.75	4.60	0.74	25.96	1.92	0.14	MV
P96-21	10,022	10,045	2,017	060	-60	13.38	1.97	0.85	48.01	2.22	0.20	VG
P96-22	10,021	10,044	2,017	060	-85	32.78	7.87	1.09	29.39	1.88	0.45	VG
P96-22	10,021	10,044	2,017	060	-85	46.23	1.97	3.50	32.29	1.11	0.08	VG
P96-23	10,000	10,052	2,016	060	-60	15.08	0.66	4.11	106.30	2.69	0.52	VG
P96-24	10,000	10,053	2,016	060	-45	14.75	2.62	4.68	78.22	1.36	0.41	VG
P96-25	9,978	10,060	2,014	060	-50	37.05	0.66	4.46	56.58	3.02	0.80	VG
P96-26	9,847	10,341	1,987	350	-45	26.56	0.66	0.91	30.91	1.53	0.02	Out
P96-27	9,847	10,339	1,987	350	-60	37.38	1.31	1.03	13.71	1.79	0.08	Out
P96-28	9,848	10,339	1,987	350	-70	20.00	0.66	0.58	17.14	1.05	0.02	Out
P96-28	9,848	10,339	1,987	350	-70	23.61	0.98	0.36	24.00	0.81	<0.01	Out
P96-29	9,829	10,350	1,986	318	-50		No significant values					Out
P96-30	9,830	10,349	1,986	318	-53		No significant values					Out
P96-31	9,860	10,324	1,990	350	-45	24.60	2.62	1.02	8.36	1.94	<0.01	Out
P96-32	9,860	10,323	1,990	350	-60	28.00	3.61	0.53	29.27	1.83	0.10	Out
P96-33	9,830	10,349	1,986	318	-50	19.02	0.66	0.68	37.38	1.97	0.03	Out
P96-33	9,830	10,349	1,986	318	-50	22.62	0.66	0.68	27.43	1.21	0.07	Out
P96-34	9,829	10,349	1,986	318	-85	21.8	2.95	1.14	10.06	1.09	0.01	Out
P96-35	10,038	10,071	2,042	334	-55	14.92	0.98	7.16	140.59	~12.00	4.37	San
P96-35	10,038	10,071	2,042	334	-55	20.00	1.64	0.57	18.24	1.05	0.37	San
P96-35	10,038	10,071	2,042	334	-55	26.23	3.28	0.79	22.60	2.50	0.78	San
P96-36	10,038	10,071	2,042	334	-65	39.51	7.20	3.61	173.75	7.05	3.16	San
P96-37	10,038	10,071	2,042	300	-55	30.65	0.98	3.13	87.21	6.10	1.53	San
P96-37	10,038	10,071	2,042	300	-55	33.77	0.66	0.55	33.60	2.27	0.05	San
P96-38	10,038	10,071	2,042	300	-65	57.38	0.66	0.58	18.86	1.76	0.54	San
P97-01	10,038	10,071	2,042	0	-55	10.00	0.31	0.62	15.80	1.20	0.15	VG

P97-02	10,038	10,071	2,042	334	-75	22.95	0.66	3.43	77.15	2.49	0.37 San
P97-03	10,038	10,071	2,042	334	-75	34.25	0.31	0.38	17.15	0.84	0.12 San
P97-03	10,038	10,071	2,042	334	-75	45.57	7.21	0.53	45.03	1.84	0.57 San
P97-04	10,029	10,210	2,079	167	-60		No significant values				San
P97-05	10,029	10,210	2,079	167	-70		No significant values				San
P97-06	10,000	10,003	2,022	054	-70	3.11	1.64	0.31	83.39	5.78	0.75 MV?
P97-06	10,000	10,003	2,022	054	-70	18.60	1.95	0.37	17.16	1.08	0.21 MV?
P97-07	9,979	10,125	2,040	060	-60		No significant values				VG
P97-08	9,979	10,125	2,040	060	-70		No significant values				VG?
P97-09	10,036	9,941	2,037	336	-55	63.11	3.61	2.04	76.86	8.49	2.20 SF
P97-10	10,036	9,941	2,037	336	-70	50.50	0.66	0.62	18.17	1.63	0.28 SF
P97-11	10,000	10,003	2,022		-90		No significant values				Ab
P97-12	10,000	10,003	2,022		-90	6.72	2.30	0.31	0.54*	3.85	0.35 MV?
P97-13	9,982	10,012	2,023	056	-52	31.80	0.66	1.88	137.85	4.70	0.42 VG?
P97-14	9,982	10,012	2,023	056	-65	36.39	0.66	2.74	89.84	9.30	0.60 VG?
P97-15	9,968	9,947	2,048	050	-45	33.44	4.92	0.26	30.05	1.51	0.10 VG?
P97-15	9,968	9,947	2,048	050	-45	40.33	1.97	2.08	38.34	1.23	0.18 VG?
P97-16	10,026	9,999	2,023	088	-60		No significant values				SF
P97-17	10,026	9,999	2,023	088	-70	16.89	4.26	0.59	36.53	2.95	0.97 SF
P97-18	10,023	10,018	2,013	066	-60	15.74	0.66	1.30	35.11	0.96	0.03 VG
P97-18	10,023	10,018	2,013	066	-60	34.26	0.31	0.96	248.02	4.20	0.49 VG

Note: VG: Veta Grande
San:: Santiago
SF: San Felipe
MV: Mina Vieja
U: Uncertain
Out: Outside Main Area (Cascadia Structure?)
Ab.: Hole Abandoned

TABLE B DIA BRAS EXPLORATION, MINERALIZED INTERSECTIONS OF 2004 DIAMOND DRILLING PROGRAM

Hole Number	Intersection (m)					
	From	To	Width (m)	g/t Au	g/t Ag	% Cu
PMT-001-04 *	188.00	190.00	2.00	0.47	45.00	1.11
	215.00	217.00	2.00	1.42	53.00	8.68
	252.50	256.00	3.50	3.21	290.00	10.57
PMT-002-04	52.00	54.00	2.00	0.14	11.00	2.30
	130.70	131.00	0.30	1.04	14.00	1.16
	238.80	239.50	0.60	5.17	44.00	2.87
PMT-003-04	80.60	83.60	3.00	1.36	36.00	4.13
	144.60	150.60	6.00	0.60	40.00	3.17
	220.60	221.60	1.00	0.73	39.00	1.27
PMT-004-04	No sample was taken					
PMT-005-04	18.00	19.00	1.00	1.93	7.00	0.19
	23.00	25.00	2.00	0.46	2.00	0.15
PMT-006-04	95.00	98.60	3.60	8.56	94.00	6.55
PMT-007-04	88.00	90.00	2.00	0.90	6.00	0.81
	139.00	141.00	2.00	0.25	10.00	1.31
	143.00	146.00	3.00	0.78	26.00	1.04
	148.00	149.00	1.00	0.28	23.00	1.82
	170.00	172.00	2.00	1.20	59.00	2.99
	180.00	182.00	2.00	6.66	98.00	2.58
PMT-008-04	80.00	87.00	7.00	4.55	81.00	6.48
	111.00	114.00	3.00	1.62	37.00	2.22
	136.00	139.00	3.00	1.14	75.00	2.59
PMT-009-04	120.00	121.00	1.00	0.34	20.00	1.13
	174.00	177.00	3.00	3.00	135.00	3.21
PMT-010-04	115.00	117.00	2.00	2.17	233.00	10.42
	117.00	120.00	3.00	0.28	7.00	0.20
	120.00	122.00	2.00	3.60	135.00	4.88
PMT-011-04	32.00	33.00	1.00	0.96	21.00	1.30
	42.00	43.00	1.00	8.51	14.00	0.17
PMT-012-05	56.00	57.00	1.00	1.22	75.00	6.18
	59.00	61.00	2.00	0.54	20.00	1.36
	165.00	166.00	1.00	0.94	30.00	2.92
	168.00	169.00	1.00	0.92	88.00	3.70
PMT-013-04	60.00	63.00	3.00	0.63	39.00	2.76
	70.00	71.00	1.00	0.44	34.00	2.17
PMT-014-04	No significant value					
PMT-015-04	247.00	250.00	3.00	6.82	88.00	7.53
	271.00	272.00	2.00	0.72	26.00	1.58
	277.00	278.00	1.00	1.40	29.00	2.59

Source: Dia Bras Exploration Press Release, January 20, 2004

SAMPLE PREPARATION AND QUALITY ASSURANCE/QUALITY CONTROL PROCEDURES AT CHEMEX LABORATORIES

SAMPLE PREPARATION QUALITY SPECIFICATIONS

Standard specifications for sample preparation are clearly defined and monitored. The specifications are as follows:

- Crushing
  > 70% of the crushed sample passes through a 2 mm screen
- Ringing
  > 85% of the ring pulverized sample passes through a 75-micron screen (Tyler 200 mesh)

ANALYTICAL QUALITY CONTROL - BLANKS, REFERENCE MATERIALS AND DUPLICATES

The Laboratory Information Management System (LIMS) inserts quality control samples (reference materials, blanks and duplicates) on each analytical run, based on the rack sizes associated with the method. The rack size is the number of sample including QC samples included in a batch. The blank is inserted at the beginning, standards are inserted at random intervals, and duplicates are analysed at the end of the batch. Quality control samples are inserted based on the following rack sizes specific to the method:

Rack Size	Methods	Quality Control Sample Allocation
20	Specialty methods including specific gravity, bulk density, and acid insolubility	2 standards, 1 duplicate, 1 blank
28	Specialty fire assay, assay-grade, umpire and concentrate methods	1 standard, 1 duplicate, 1 blank
39	XRF methods	2 standards, 1 duplicate, 1 blank
40	Regular AAS, ICP-AES and ICP-MS methods	2 standards, 1 duplicate, 1 blank
84	Regular fire assay methods	2 standards, 3 duplicates, 1 blank

The laboratory staff analyses quality control samples at least at the frequency specified above. If necessary, laboratory staff may include additional quality control samples above the minimum specifications.

All data gathered for quality control samples – blanks, duplicates and reference materials – are automatically captured, sorted and retained in the QC Database.

SAMPLE PREPARATION PACKAGE – PREP-31
STANDARD SAMPLE PREPARATION: DRY, CRUSH, SPLIT AND PULVERIZE

Sample is dried and the entire sample is crushed to better than 70% passing a 2 mm (Tyler 10 mesh) screen. A split of up to 250 grams is taken and pulverized to better than 85% passing a 75 micron (Tyler 200 mesh) screen.

ALS Chemex Method Code	Description
LOG-22	Sample is logged in tracking system and a bar code label is attached.
CRU-31	Fine crushing of rock chip and drill samples to better than 70% of the sample passing 2 mm.
SPL-21	Split sample using riffle splitter.
PUL-31	A sample split of up to 250 g is pulverized to better than 85% of the sample passing 75 microns.

FIRE ASSAY PROCEDURE – AU-AA23 AND AU-AA24
FIRE ASSAY FUSION

Sample Decomposition: Fire Assay Fusion
Analytical Method: Atomic Absorption Spectroscopy (AAS)

A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead.

The bead is digested for ½ hour in dilute nitric acid. Hydrochloric acid is then added and the solution is digested for an additional hour. The digested solution is cooled, diluted to 7.5 ml with demineralized water, homogenized and then analyzed by atomic absorption spectrometry.

International Units:

Routine Code	Rush Code	Element	Sample Weight (g)	Symbol	Detection Limit	Upper Limit
983	991	Gold	30	Au	5 ppb	10,000 ppb
99	1091	Gold	30	Au	0.005 ppm	10 ppm
494	1209	Gold	30	Au	0.005 g/t	10 g/t
3583		Gold	50	Au	5 ppb	10,000 ppb
3584		Gold	50	Au	0.005 ppm	10 ppm
3594		Gold	50	Au	0.005 g/t	10 g/t

American/English Units:

Routine Code	Rush Code	Element	Sample Weight (g)	Symbol	Detection Limit	Upper Limit
877	1977	Gold	30	Au	0.0002 oz/ton	0.3 oz/ton

ASSAY PROCEDURE – ME-AA46

EVALUATION OF ORES AND HIGH GRADE MATERIALS BY AQUA REGIA DIGESTION – AAS

Sample Decomposition: Aqua Regia Digestion
Analytical Method: Atomic Absorption Spectroscopy (AAS)

A prepared sample (0.4 to 2.00 grams) is digested with concentrated nitric acid for one half hour. After cooling, hydrochloric acid is added to produce aqua regia and the mixture is then digested for an additional hour and a half. An ionization suppressant is added if molybdenum is to be measured. The resulting solution is diluted to volume (100 or 250 ml) with demineralized water, mixed and then analyzed by atomic absorption spectrometry against matrix-matched standards.

ALS Chemex Method Code	Element	Symbol	Detection Limit	Upper Limit	Units
As-AA46	Arsenic	As	0.01	30	%
Bi-AA46	Bismuth	Bi	0.001	30	%
Cd-AA46	Cadmium	Cd	0.001	10	%
Co-AA46	Cobalt	Co	0.01	50	%
Cu-AA46	Copper	Cu	0.01	50	%
Fe-AA46	Iron	Fe	0.01	30	%
Pb-AA46	Lead	Pb	0.01	30	%
Mo-AA46	Molybdenum	Mo	0.001	10	%
Mn-AA46	Manganese	Mn	0.01	50	%
Ni-AA46	Nickel	Ni	0.01	50	%
Ag-AA46	Silver	Ag	1.0	1500	ppm
Zn-AA46	Zinc	Zn	0.01	30	%

GEOCHEMICAL PROCEDURE – ME-AA45
ATOMIC ABSORPTION SPECTROSCOPY – AQUA REGIA DIGESTION

Sample Decomposition: Nitric Aqua Regia Digestion
Analytical Method: Atomic Absorption Spectroscopy (AAS)

A prepared sample (0.50 grams) is digested with aqua regia for at least one hour in a graphite heating block. After cooling, the resulting solution is diluted to 12.5 ml with demineralized water, mixed and analyzed by atomic absorption spectrometry. The elements arsenic, cadmium, cobalt, indium, lead, nickel, and silver are background corrected.

ALS Chemex Method Code	Element	Symbol	Detection Limit	Upper Limit	Units
Ag-AA45	Silver	Ag	0.2	100	ppm
As-AA45	Arsenic	As	1	10,000	ppm
Cd-AA45	Cadmium	Cd	0.1	200	ppm
Co-AA45	Cobalt	Co	1	10,000	ppm
Cu-AA45	Copper	Cu	1	10,000	ppm
Fe-AA45	Iron	Fe	0.01	15	%
Mn-AA45	Manganese	Mn	5	10,000	ppm
Mo-AA45	Molybdenum	Mo	1	10,000	ppm
Ni-AA45	Nickel	Ni	1	10,000	ppm
Pb-AA45	Lead	Pb	1	10,000	ppm
Sb-AA45	Antimony	Sb	5	10,000	ppm
Zn-AA45	Zinc	Zn	1	10,000	ppm

ALTERNATIVE MONTHLY REPORT UNDER NATIONAL INSTRUMENT 62-103 EARLY WARNING REPORTING SYSTEM

Name and address of the eligible institutional investor:

RAB Special Situations (Master) Fund Limited
P.O. Box 908 GT
Walker House Mary Street
George Town, Cayman Islands ("**Master Fund**")

Reporting Issuer:

Dia Bras Exploration Inc. (the "**Issuer**").

Report for end of:

May 31, 2005.

Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

Master Fund elects to begin filing reports for the Issuer under Part 4.

Designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

Master Fund beneficially owns 5,586,666 common shares and 4,041,666 warrants of the Issuer (the "**Securities**"), representing approximately 17.36% of the issued and outstanding common shares of the Issuer (assuming exercise of the convertible securities), over which Master Fund, either alone or together with joint actors, if any, has ownership and control.

Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

Master Fund acquired the Securities for investment purposes only and not with the purpose of influencing the control or direction of the Issuer. Master Fund may, subject to market conditions, make additional investments in or dispositions of securities of the Issuer in the future, including additional purchases of Securities. However, Master Fund does not intend to acquire 20% or more of any class of the outstanding voting or equity securities of the Issuer.

General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Master Fund has acquired the Securities, and all rights and privileges thereunder, from RAB Special Situations LP ("**RAB SS**") pursuant to the terms and conditions of a Deed of Assignment and Transfer between RAB SS and Master Fund made on May 16, 2005, effective as of May 16, 2005.

Names of any joint actors in connection with the disclosure herein:

None.

If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:

Not applicable.

Eligibility to file report:

This report is issued pursuant to the alternative monthly reporting system described in National Instrument 62-103 with respect to Early Warning Reporting. Master Fund is eligible to file reports under Part 4 of National Instrument 62-103.

Contact Person:

Joseph Jayaraj
RAB Capital plc
1 Adam Street
London, United Kingdom WC2N 6LE
Tel: +44 (0)20 7389 7044

Date and signature of this report:

Dated this 7th day of June, 2005.

RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED
By:
(signed) "Martin Lang"
Name: Martin Lang
Title: Director



TSX Venture Exchange - DIB
No. 9 - 2005

PRESS RELEASE

DIA BRAS: COPPER/ZINC PRODUCTION AT BOLIVAR MEETS OBJECTIVES

Montréal, May 13, 2005 - **Dia Bras Exploration** (DIB: TSX-V) announced today it has met its production targets on the mining and milling operation at the Bolivar project in Northern Mexico.

The Company's objective is to mill 9,000 metric tons of high grade material at 4% copper and 20% zinc by September. The high grade zones around holes 85 and 87 with grades up to 6% copper and 28% zinc will be reached within 30 days. Another pod of similar grade has been intercepted over 25 meters by the sixth level drift.

Operating Results
The Bolivar property produced 5,100 metric tons in April. Current production is from only two faces at Level Six. Development at Level One is now on stream and two more working faces will be opened up next week. The objective is to mine the deposit from five economic faces by July.

The Malpaso mill has a capacity of 200 tpd and during April it processed 3,509 metric tons of ore at an average head grade of 1.91% Cu and 6.80% Zn. All ore shipped to the mill was development ore. During April, 379 dry metric tons (DMT) of zinc concentrate and 176 DMT of copper concentrate were produced. An additional 251 DMT of zinc concentrate were shipped to the Manzanillo port facilities.

The new equipment for the expansion of the mill to 300 tpd has been purchased; the installation will begin shortly with completion scheduled for September. The company expects to mill 5,000 metric tons at grades improving to 3% Cu and 11% Zn in the month of May, 4% Cu and 16% Zn in June, and grades of 4% Cu and 20% Zn starting in July.

Exploration and Mine Development
The drill program has tested the New Bolivar South Zone where Cu, Ag, Au mineralization in skarn was discovered and excellent results were obtained as indicated in the table below. The next drill program is targeted in the deposit area to increase the size of the higher grade material readily available by underground workings. Exploration will also continue in the surroundings to evaluate the Lilly, Cascada and Rosario prospects. In order to better understand the skarn system at Bolivar, a mineralogical study will be performed by Dr. Meinert. This study will be the foundation of the next exploration program in the Bolivar district.

Hole No.	Segment	From (m)	To (m)	Thickness (m)	Au g/t	Ag g/t	Cu %
DIA-111-05*		150.60	151.60	1.00	0.092	18.70	0.51
DIA-112-05	A	241.00	251.00	10.00	0.4733	11.9643	1.2740
DIA-113-05	A	102.00	104.00	2.00	0.2370	19.0500	0.6075
DIA-118-05	A	125.00	127.00	2.00	1.8325	17.7750	1.2250
DIA-118-05	B	141.00	142.00	1.00	0.4400	17.8000	1.7400
DIA-121-05	A	200.00	215.00	15.00	0.1339	27.8400	1.2466
DIA-122-05	A	126.00	128.00	2.00	0.9075	20.0000	1.8700
DIA-124-05	A	233.50	241.50	8.00	0.4134	23.2600	1.2958
DIA-124-05	B	246.50	247.50	1.00	0.3040	7.2000	1.3100
DIA-125-05	B	160.00	171.00	11.00	1.1900	0.0600	1.6900
DIA-125-05	C	180.00	181.00	1.00	1.5150	40.2000	1.5800

*** Results were previously announced on April 13, 2005**

About Dia Bras

Dia Bras is a Canadian mining exploration company focused on precious and base metals in the State of Chihuahua, Mexico. The Company continues exploration and the active development of its two key projects - Bolivar and Promontorio - located in the Sierra Madre precious metal belt. The Company is traded on TSX Venture Exchange, under the symbol "DIB".

For further information on the Company please visit our website: www.diabras.com or contact:

Réjean Gosselin
President
(514) 866-6001 ext. 241
rgosselin@diabras.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements: Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.



TSX Venture Exchange - DIB
No. 8- 2005

PRESS RELEASE

PRESS RELEASE

DIA BRAS EXPLORATION
APPOINTS CHF INVESTOR RELATIONS AS IR COUNSEL

Montréal, May 10, 2005 - Dia Bras Exploration (DIB:TSX-V) today announced that it has selected Cavalcanti Hume Funfer Inc. (CHF Investor Relations), of Toronto and Calgary, as the Company's investor relations counsel. The investor relations program will focus on, but not be limited to, shareholder communications and building Dia Bras an active following of investment specialists across Canada.

Réjean Gosselin, President of Dia Bras, said "We are looking forward to working with CHF Investor Relations and to communicating regularly with the broader audience that CHF can help us to reach."

CHF will provide investor relations services for an initial period that will run for eight months, from May 1st to December 31st, 2005. Thereafter, cancellation by either party requires three months' notice. Investor relations services will require a monthly fee of $6,000 plus authorized disbursements. Lastly, the contract includes an incentive stock option of 250,000 shares priced at $0.75, to be subject to TSX Venture Exchange vesting rules.

About Dia Bras Exploration
Dia Bras Exploration is a Canadian mining exploration Company focused on precious and base metal properties in Mexico. The Company will continue exploration and the active development of its two key projects - Bolivar and Promontorio - located in the Sierra Madre precious metal belt. The Company is traded on TSX Venture Exchange, under the symbol "DIB".

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:
Dia Bras Exploration
Réjean Gosselin
President
Tel: 514.866.6001, Ext. 241
Email: rgosselin@diabras.com
Website : www.diabras.com



TSX Venture Exchange - DIB
No. 7- 2005

PRESS RELEASE

DIA BRAS: SIGNIFICANT EXPLORATION POTENTIAL AT BOLIVAR

Montréal, April 26, 2005 - **Dia Bras Exploration** is pleased to announce that the company has received the Bolivar field report from Lawrence D. Meinert, Ph. D. Conclusions of Dr. Meinert are that the Bolivar district has significant exploration potential and prospects for further exploration success are high.

Dr. Meinert is a worldwide known expert on skarn deposits. He visited and worked on many on the major skarn deposits in the world and have worked as a consultant for numerous companies and governmental organizations. He wrote more than 100 papers in the scientific literature. He is also the editor of Mineralium Deposita, one of the premier international journals in the field of Economic Geology. After spending 22 years at Washington State University, Dr. Meinert is currently Professor of Geology at Smith College, Massachusetts.

Dr. Meinert recognizes the Bolivar system to be a Cu skarn system with high Zn in distal regions, as opposed to a Zn skarn system. This has several implications for exploration and development in that Cu skarn systems can be much bigger than Zn skarn systems and have greater lateral continuity with many known examples $\geq$100 Mt. Cu skarns associated with porphyritic intrusions can be even larger with several known examples such as Bingham, Morenci, and Santa Rita in the 500 Mt range. Features such as brittle fracture and collapse brecciation cemented by quartz, epidote, and sulfides recognized at La Increible mine are similar to some porphyry Cu deposits in Sonora, Mexico.

In order to better understand the skarn system at Bolivar, mineralogical study will be performed by Dr. Meinert. This study will be the foundation of the next exploration program in the Bolivar district.

The report of Dr. Meinert can be found on the website of the Company:
http://www.diabras.com/Bolivar_Project.htm

About Dia Bras
Dia Bras is a Canadian mining exploration company focused on precious and base metals in the State of Chihuahua, Mexico. The Company continues exploration and the active development of its two key projects - Bolivar and Promontorio - located in the Sierra Madre precious metal belt. The Company is traded on TSX Venture Exchange, under the symbol "DIB".

For further information on the Company please visit our website: www.diabras.com or contact:

Réjean Gosselin
President
(514) 866-6001 ext. 241
rgosselin@diabras.com

Pierre Thomas Laflamme
Investor Relations
(819) 847-2879



TSX Venture Exchange - DIB

PRESS RELEASE

DIA BRAS: FIRST SALE OF CONCENTRATES FROM BOLIVAR MINE

Montréal, April 13, 2005 - Dia Bras Exploration is pleased to announce the first sale of concentrates (Cu-Zn) and the preliminary results from its pilot mining and development at the Bolivar Mine.

The company's objective is to mill 9,000 metric tons by September of high grade material at 4% Cu and 20% Zn. These high grade zones around holes 85 and 87 which indicated grades up to 6% Cu and 28% Zn will be reached within 60 days.

Operating Results
Since the start-up in January, the mine has produced 6,900 metric tons. Current production is from only two faces on level 6. Level 1 will be on stream at the end of April and two more working faces are available. The objective is to mine from five economic faces by July.

Mill start-up is proceeding as planned. From mid-February to March 31, the mill has processed 3,500 metric tons of ore at an average head grade of 2.69% Cu and 7.11% Zn. All ore shipped to the mill was development ore. At the end of March, the mill had been upgraded to 200 tpd. The mill has produced 332 DMT of Zn concentrate and 234 DMT of Cu concentrate from the Bolivar ore.

Dia Bras is pleased to announce that it is proceeding today to the sale of 278 DMT of zinc concentrate (56.5%) and 185 DMT of copper concentrate (28%) for an amount of US$240,000 to Marc Rich + Co Investment.

The expansion of the mill to 300 tpd will begin in May and should be completed by September. The company expects to mill 3,500 tons in April at an average grade of 3% Cu and 9% Zn and 5, 000 metric tons at grades improving to 4% Cu and 20% Zn in the months of May, June, July and August.

Roscoe Postel and Associates from Toronto are gathering the information necessary for a 43-101 report by May. Their representative is now in Chihuahua to assess mine and mill.

Exploration and Mine Development
The last drill program tested the New Bolivar South Zone where Cu, Zn, Ag, Au mineralization in skarn was discovered (See results in table below). The current drilling program is targeted in the mine area to increase the size of the higher grade resources readily available by underground workings. Exploration will also continue in the surroundings to evaluate the Lilly, Cascada and Rosario prospects.

Hole	From (m)	To (m)	Thickness (m)	Au g/t	Ag g/t	Cu %	Zn %
DIA-102-05	150.60	151.60	1.00	0.092	18.70	0.51	7.88
	166.65	169.40	2.80	0.825	106.85	1.52	17.77
	177.45	178.90	1.50	0.022	9.60	0.56	21.00
	178.9	179.90	1.00	0.011	5.90	0.07	7.33
DIA-103-05	137.50	139.50	2.00	0.200	14.80	0.70	5.43
DIA-107-05	82.00	83.00	1.00	0.110	44.70	4.24	19.70
	125.00	126.00	1.00	0.466	44.80	2.01	12.40
	127.00	128.00	1.00	0.143	20.90	1.04	10.60
DIA-111-05	159.00	169.00	10.00	0.62	33.03	1.57	0.22
DIA-112-05	241.00	249.00	8.00	0.965	12.92	1.86	0.18
DIA-114-05	66.00	67.00	1.00	0.131	74.90	0.27	1.85
DIA-115-05	58.00	59.00	1.00	1.11	3.60	0.00	0.01
	61.00	72.00	11.00	1.32	14.55	0.00	0.10

About Dia Bras

Dia Bras is a Canadian mining exploration company focused on precious and base metals in the State of Chihuahua, Mexico. The Company continues exploration and the active development of its two key projects - Bolivar and Promontorio - located in the Sierra Madre precious metal belt. The Company is traded on TSX Venture Exchange, under the symbol "DIB".

For further information on the Company please visit our website: www.diabras.com or contact:

Réjean Gosselin
President
(514) 866-6001 ext. 241
rgosselin@diabras.com

Pierre Thomas Laflamme
Investor Relations
(819) 847-2879



TSX Venture Exchange - DIB
No. 5 - 2005

PRESS RELEASE

DIA BRAS WILL HOST A CONFERENCE CALL ON THE PROGRESS OF THE BOLIVAR PROJECT March 18, 2005 at 10:00 a.m.

Montréal, March 17, 2005 - **Dia Bras Exploration** will host a conference call Friday, **March 18, 2005 at 10:00 a.m.**, local time to discuss the progress of the Bolivar Project. Dr. Thomas Robyn consultant of the Company will host of the call. Details to access the conference call are as follows:

Conference Call:
(Please call prior to the scheduled start of the call)

- For local and overseas: **(416) 405-9328**
- Toll-free within Canada and USA : **1-800-387-6216**
- International Toll-free Dial in number: **800-7664-7664 ***

* Simple steps to use Global or Universal Toll-Free number:

Dial the call as for an International call" The caller must dial the International access code of the country he is calling from

Example: a call from United Kingdom would be dialed as 00-800-7664-7664.

The retranscription of the call conference will be available on the Website of Dia Bras to www.diabras.com.

About Dia Bras
Dia Bras is a Canadian mining exploration company focused on precious and base metals in the State of Chihuahua, Mexico. The Company continues exploration and the active development of its two key projects - Bolivar and Promontorio - located in the Sierra Madre precious metal belt. The Company is traded on TSX Venture Exchange, under the symbol "DIB".

For further information on the Company please visit our website: www.diabras.com or contact:

Réjean Gosselin
President
(514) 866-6001 ext. 241
rgosselin@diabras.com

Pierre Thomas Laflamme
Investor Relations
(819) 847-2879





TSX Venture Exchange - DIB
No. 4 - 2005

PRESS RELEASE

DIA BRAS AMENDS ITS STOCK OPTION PLAN

Montréal, le 16 mars 2005 – **Dia Bras Exploration Inc.** announces that the board of directors has approved, subject to the approval of the shareholders and the regulatory authorities, an increase in the number of common shares reserved for issuance under the stock option plan of the Company. The approved maximum number of 5,100,000 common shares represents approximately 10% of the current number of shares issued and outstanding.

- 30 -

For further information on the Company please contact:

Réjean Gosselin
President
(514) 866-6001 ext. 241
rgosselin@diabras.com

Pierre Thomas Laflamme
Investor Relations
(819) 847-2879



PRESS RELEASE

APPOINTMENT OF DIRECTORS

Montréal, March 15, 2005: **Dia Bras Exploration Inc.** (« Dia Bras » or the « Company ») is pleased to announce the appointment of two new independent directors, Messrs James A. Culver and Robert D. Hirsh.

Dr. James A. Culver holds a Ph. D. Agricultural Economics. He has been active in commodity and trade finance throughout his career and is currently President of Maple Trade Finance Corp.

Mr. Robert D. Hirsh holds a Master in Business Administration degree in Finance and International Business. He is the Managing Director and Unit Head - Mining of Capital Markets with Scotiabank Inverlat in Mexico.

On February 25, 2005, Mr Jean-Marc Lalancette resigned as director of the Company. Mr. Lalancette agreed to sit on the Board of Directors of Nichromex, S. de R.L. de C.V., a wholly-owned Mexican subsidiary of Dia Bras.

Dia Bras Board of Directors is currently comprised of six (6) directors.

The Company also announces it has concluded a consulting agreement with Dr. Thomas Robyn who will provide technical services as required by the Company. Dr. Robyn holds a Ph. D. in geology from the University of Oregon. He has 25 years of experience in exploration, mineral property evaluation and project management. As part of his remuneration, Dr. Robyn was granted 150,000 options exercisable at $0.75.

Options

On February 25, 2005, subject to regulatory approvals, the Company granted 500,000 options at an exercise price of $0.75 (closing price on February 24, 2005 was $0.70), including 200,000 options to directors.

Filing

The Company has filed its unaudited quarterly financial statements for the period ended December 31, 2005 as well as all documents required by regulatory authorities.

About Dia Bras

Dia Bras is a Canadian mining exploration company focused on precious and base metals in the State of Chihuahua, Mexico. The Company will continue exploration and the active development of its two key projects - Bolivar and Promontorio - located in the Sierra Madre precious metal belt. The Company is traded on TSX Venture Exchange, under the symbol "DIB".

For further information on the Company please visit our website: www.diabras.com or contact:

Réjean Gosselin
President
(514) 866-6001 ext. 229
rgosselin@diabras.com

Pierre Thomas Laflamme
Investor Relations
(819) 847-2879

Dia Bras Exploration Inc.
630 René-Lévesque Blvd. West, Suite 2930
Montreal, Quebec
Canada, H3B 1S6

Telephone : (514) 866-6001
Fax : (514) 866-6193

VIA SEDAR

March 3, 2005

TO: **BRITISH COLUMBIA SECURITIES COMMISSION**
ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
TSX VENTURE EXCHANGE

Re: Dia Bras Exploration Inc.

Dear Sirs:

We confirm that the following material was sent by prepaid mail on March 3, 2005 to the registered and non-registered shareholders of the Company whose names appear on a Supplemental Mailing List, as defined in the *Canadian Securities Administrators' National Policy Instrument 54-101.*

INTERIM FINANCIAL STATEMENTS – THIRD QUARTER ENDED DECEMBER 31, 2004 (unaudited)

Yours truly,

DIA BRAS EXPLORATION INC.

(s) *Leonard Teoli*

Leonard Teoli

Exploration Dia Bras inc.
630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514) 866-6001
Télécopieur : (514) 866-6193

VIA SEDAR

Le 3 mars 2005

DESTINATAIRE : AUTORITÉ DES MARCHÉS FINANCIERS

Objet : Exploration Dia Bras inc.

Madame, Monsieur,

Nous désirons vous confirmer que le matériel suivant a été envoyé le 3 mars 2005, par courrier affranchi, à tous les actionnaires inscrits et non-inscrits de la société dont les noms apparaissent sur la liste d'envoi supplémentaire, tel que défini dans la *Norme canadienne 54-101* :

ÉTATS FINANCIERS INTERMÉDIAIRES – TROISIÈME TRIMESTRE TERMINÉ LE 30 DÉCEMBRE 2004
(non vérifié)

Veuillez agréer, Madame, Monsieur, nos salutations distinguées.

EXPLORATION DIA BRAS INC.

(s) *Leonard Teoli*

Leonard Teoli


RECEIVED
2005 JUN 19 A 10: 4
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EXPLORATION DIA BRAS INC.

États financiers consolidés intermédiaires
Troisième trimestre terminé
le 31 décembre 2004
(non vérifié)

DIA BRAS EXPLORATION INC.

Interim Consolidated Financial Statements
Third Quarter Ended
December 31, 2004
(unaudited)

EXPLORATION DIA BRAS INC.

RAPPORT DE GESTION

Le présent rapport de gestion est conforme à la règle 51-102A des autorités canadiennes en valeurs mobilières en matière d'information continue pour les émetteurs assujettis. Il constitue un complément et un supplément aux états financiers trimestriels et devrait être lu conjointement avec ces derniers. Il représente le point de vue de la direction sur les activités courantes de la société et sur ses résultats financiers passés et actuels ainsi qu'un aperçu des activités au cours des prochains mois.

1.1 DATE :

Le présent rapport de gestion pour la période de neuf mois terminée le 31 décembre 2004 est daté du 2 mars 2005.

1.2 PERFORMANCE GLOBALE, RÉSULTATS DES OPÉRATIONS ET ACTIVITÉS D'EXPLORATION :

Exploration Dia Bras Inc. (la « société ») est une société d'exploration minière détenant des droits ou des options sur treize propriétés couvrant plus de 16 000 hectares dans l'État de Chihuahua au Mexique.

Au cours du trimestre terminé le 31 décembre 2004, la société a concentré ses efforts sur ses projets polymétalliques mexicains et abandonné son option sur les propriétés McKaskill et Magpie dans la région de Wawa en Ontario pour lesquelles les obligations de travaux n'avaient pas été respectées. Conséquemment, la société a comptabilisé une radiation d'actif minier au montant de 280 578 $.

La société n'a aucun revenu d'opération car aucune de ses propriétés n'est au stade de la production.

Au cours du trimestre terminé le 31 décembre 2004, la société a encouru une perte de 1 201 814 $ (0,03 $ par action) (perte cumulative de 1 599 348$ pour la période de neuf mois) comparativement à une perte de 542 421 $ (0,02 $ par action) (perte cumulative de 687 998 $) pour la même période de 2003.

Les activités de la société au Mexique se sont développées au cours de la dernière année et elles occasionnent de nouvelles dépenses au bureau de Montréal, comme des frais et assurances de voyage, ainsi qu'une augmentation d'autres dépenses comme les frais de personnel et de consultants.

Au cours du trimestre, la société a poursuivi ses efforts de promotion. Par conséquent, elle a encouru des coûts additionnels au titre de promotion et relations aux investisseurs, dont compris la publication d'un rapport annuel plus élaboré. Suite à une visite des projets par un géologue indépendant, la société a aussi préparé une tournée de représentation en Europe qui a eu lieu en octobre et qui lui a permis de compléter des placements privés totalisant 9 001 551 $.

DIA BRAS EXPLORATION INC.

MANAGEMENT DISCUSSION AND ANALYSIS

This management discussion and analysis follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuer. It is a complement and supplement to the quarterly financial statements and should be read in conjunction with those statements. It represents the view of management on current Company activities, past and current financial results, as well as an outlook of activities of the coming months.

1.1 DATE:

This Management discussion and analysis for the nine-month period ended December 31, 2004 is as of March 2, 2005.

1.2 OVERALL PERFORMANCE, RESULTS OF OPERATION AND EXPLORATION ACTIVITIES :

Dia Bras Exploration Inc. (the "Company") is a mining exploration company with 13 properties or options on properties covering more than 16,000 hectares in the State of Chihuahua in Mexico.

During the quarter ended December 31, 2004, focusing its effort toward its polymetallical mexican projects, the Company abandoned its option on the MacKaskill and Magpie properties in the Wawa region where work obligations had not been met. Accordingly, the Company recorded a write-off of mining asset amounting to $280,578.

The Company has no operating income since none of its properties are at the production stage.

During the quarter ended December 31, 2004, the Company incurred a loss of $1,201,814 ($0.03 per share) (cumulative loss of $1,599,348 for the nine-month period) compared to a loss of $542,421 ($0.02 per share) (cumulative loss of $687,998) for the same period in 2003.

The Company's activities in Mexico expanded during the last year and this development of activities involved new expenses at the Montreal office, such as traveling costs and insurance, as well as an increase in other expenses such as the cost of personnel and consultants.

During the quarter, the Company continued its promotional effort. Therefore, additional costs have been incurred for promotion and investors relation services including the publication of a more elaborate annual report. Following the visit of an independent geologist, the Company also planned an European road show which took place in October and following which it completed private placements totalling $9,001,551.

Au Mexique, la société a également planifié le programme d'échantillonnage en vrac qui a débuté de façon modérée en février 2005.

In Mexico, the Company also planned the bulk sampling program which has started slowly in February 2005.

Une équipe s'est affairée à remettre en condition l'usine de Mal Paso qui traitera le minerai du programme d'échantillonnage en vrac.

A team unit has worked to refurbish the Mal Paso mill which will process the ore during the bulk sampling program.

En juillet 2004, la société a complété l'acquisition des propriétés Promontorio et Hidalgo où se trouve un gîte à haute teneur en cuivre, or et argent couvrant une superficie de 45 hectares dans la région de Ocampo dans l'État de Chihuahua. Selon Mine Development Associates, les gîtes contiendraient 1 023 000 tonnes métriques comprenant des teneurs de 4,04 % Cu, 2,61 g/t Au et 69,79 g/t Ag.

In July 2004, the Company acquired the Promontorio and Hidalgo properties where a high grade copper, gold and silver ore deposit is located covering 45 hectares in the region of Ocampo in the State of Chihuahua. According to Mine Development Associates, the deposits contain 1,023,000 metric tonnes including grades of 4.04% Cu, 2.61g/t Au and 69.79 g/t Ag.

Au cours du trimestre, la société a acquis les droits sur la propriété El Magistral qui entoure les propriétés Promontorio et Hidalgo.

During the quarter, the Company acquired the rights to the El Magistral property which surrounds the Promontorio an Hidalgo properties.

Opérations, camp, équipement et autres :

Camp

Deux camps sont opérationnels : un mini camp sur la propriété Promontorio constitué de maisons mobiles, cuisine et bureau et le camp de Cieneguita, sur la propriété Bolivar. Ce dernier est un camp amovible comprenant des bureaux, installations de cartographie, chambres, cuisine, entrepôts, remise pour les carottes, garage et héliport.

Équipements miniers

Des acquisitions additionnelles d'équipements miniers ont été effectuées au cours du dernier trimestre dont onze chargeurs pour un coût incluant transport de plus de 1 million $, ainsi que des véhicules de terrain et des accessoires de forage.

Opérations

Bolivar :

Cette propriété constitue une priorité pour la société. Les travaux de développement ont commencé dans la mine souterraine afin d'en améliorer l'état et faciliter l'accès aux galeries existantes. Un mineur spécialisé a été engagé pour superviser tous les aspects de l'opération. La logistique de transport a été testée au cours du trimestre. Le minerai est transporté par camion de la mine au village de Bahuichivo à environ 60 km sur des routes de terres, d'où il est expédié par train à Cuahtemoc, près de Malpaso et, de là, transporté par camion à l'usine.

Au cours du trimestre, 69 trous de forage représentant plus de 11 000 mètres ont été effectués sur la propriété pour un cumulatif de 102 trous et 16 462 mètres. Au 31 décembre 2004, les coûts encourus sur le projet s'élèvent à 2 411 696 $.

Operations, Camp, Equipment and Others:

Camp

Two camps are in operation. A mini-camp on the Promontorio property with mobile homes, kitchen and offices. The Cieneguita camp, on the Bolivar property, is a moveable camp which includes offices, mapping facilities, rooms, kitchen, warehouses, core shack, garage and a helicopter base.

Mining Equipment

Additional mining equipments were acquired during the last quarter including of eleven dump trucks at a cost including transport in excess of $1 million, as well as field vehicles and drilling accessories.

Operations

Bolivar:

This property is the priority for the company. Development work has started in the underground mine to improve its state and facilitate access to the existing galleries. A mine specialist has been hired to supervise all aspects of the operation. Transport logistic has been tested during the quarter. Ore will be transported by dump trucks from the mine site to the village of Bahuichivo, about 60 km on dirt roads, from where it is carried by train to Cuautemoc, near, Mal Paso where trucks will carry the ore to the mill.

During the quarter, 69 holes were drilled on the Bolivar property for a total of over 11,000 meters, for a cumulative 102 holes and 16,462 meters. Total costs incurred on the project as at December 31, 2004 amount to $2,411,696.

Projet Promontorio :

Dans le cadre du programme de forage qui a débuté au cours du troisième trimestre, 15 trous ont été forés pour un total de 3 176 mètres. Comme la société va concentrer ses efforts sur la propriété Bolivar, la direction a décidé de réduire les travaux d'exploration sur Promontorio au cours du prochain trimestre.

Promontorio Project:

During the drilling program started in the third quarter, 15 holes have been drilled for a total of 3,176 meters. As the Company will focus on the Bolivar project, management has decided to reduce the level of exploration at Promontorio over the next quarter.

1.3 INFORMATION ANNUELLE CHOISIE:

1.3 SELECTED ANNUAL INFORMATION:

Exercise financier teminé/Year ended le 31 mars/March 31

	2004	2003	2002	
	$	$	$	
Ventes	-	-	-	Sales
Radiation d'actifs miniers	-		1 308 589	Write-off of mining assets
Perte d'exercice	1 176 702	685 484	1 437 355	Net loss
Perte par action	0,05	0,07	0,20	Loss per share
Actif total	11 910 623	163 164	533 900	Total asset
Fond de roulement	8 139 983	32 241	28 683	Working capital

1.4 RÉSUMÉ DES RÉSULTATS TRIMESTRIELS :

1.4 SUMMARY OF QUARTERLY RESULTS:

Trimestre terminé le	Perte/Loss	Perte par action/ Loss per share	Quarter ended
	$	$	
30 septembre 2004	254 940	0,01	September 30, 2004
30 juin 2004	142 594	0,01	June 30, 2004
31 mars 2004	521 083	0,02	March 31, 2004
31 décembre 2003	540 914	0,03	December 31,2003
30 septembre 2003	124 270	0,01	September 30, 2003
30 juin 2003	21 307	0,01	June 30, 2003
31 mars 2003	318 002	0,09	March 31, 2003
31 décembre 2002	328 405	0,02	December 31, 2002

Jusqu'au trimestre terminé le 30 septembre 2003, la société avait peu d'activités. Les charges corporatives étaient à leur niveau minimal. Les derniers travaux d'exploration avaient été effectués au cours de l'année 2002 sur les propriétés diamantifères de Wawa.

À compter du deuxième trimestre de 2003-2004, des coûts ont été engagés afin d'évaluer le potentiel d'exploration de propriétés du Mexique. Suite à l'acquisition des premières propriétés et la reprise continue dans l'industrie, des efforts ont permis de financer plus de 12 millions $ pour établir un programme d'exploration au Mexique. Avec des fonds disponibles, la société a pu augmenter son personnel ainsi que retenir les services de consultants en gestion et promotion, ce qui a eu pour effet d'accroître les frais corporatifs.

A considérer également depuis 2003-2004, la charge relative à la valeur des options octroyées et gagnées qui se révèle une charge importante non monétaire à l'état des résultats.

Until the quarter ended September 30, 2003, the company had very limited activities. Corporate costs were maintained at their minimal level. The last exploration work had been performed during 2002 on the diamondiferous Wawa properties.

Since the second quarter of 2003-2004, some costs were incurred to evaluate the exploration potential of Mexican properties. Following the acquisition of the first properties, combined with the continued revival of the industry, efforts have enabled the Company to raise over $12 million in financing to establish an exploration program in Mexico. With availability of funds, the company could increase personnel and consulting assistance in management and promotional activities which resulted in a higher level of corporate costs.

Since 2003-2004 an additional element to consider is the expense for options granted and vested which represent an important non monetary item on the Statement of Operations.

1.5 LIQUIDITÉS :

Au 31 décembre 2004, la société a un fonds de roulement de 7 459 544 $ dont 6 432 390 $ en encaisse et dépôts à terme comparativement à 8 139 983 $ au 31 mars 2004 dont 8 207 091 $ en encaisse et dépôts à terme.

Au 31 décembre 2004, 29 800 399 bons de souscription sont en circulation qui viennent à échéance de septembre à décembre 2005 à un prix d'exercice moyen de 0,82 $, ce qui représente une source potentielle de financement d'environ 28,3 millions $.

1.6 SOURCE DE FINANCEMENT, AUTRES ACTIVITÉS D'INVESTISSEMENT ET ENGAGEMENT FINANCIER :

Sources de financement en capital :

La disponibilité des fonds est liée aux marchés des capitaux. La société est confiante qu'en continuant à démontrer la qualité de ses propriétés, elle sera en mesure d'obtenir le financement requis pour leur développement. La principale source de financement de la société est l'émission de capital-actions.

Autres activités d'investissement :

En octobre 2004, la société a conclu une entente avec Ecu Silver Mining Inc. («Ecu Silver») visant l'acquisition par Ecu Silver des droits sur la technologie Nichromet pour ses projets au Mexique en contrepartie de 1 000 000 d'actions ordinaires et d'une royauté nette d'affinage de 1,5 %. La contrepartie sera partagée également avec Nichromet Extraction Inc. (« Nichromet »). La société agissait à titre d'agent de Nichromet dont elle détient une licence pour le Mexique. Dans le cadre de cette opération, la société a effectué un placement privé de 200 000 $ en contrepartie de 666 666 unités de Ecu Silver. Chaque unité comprend une action ordinaire et un bon de souscription à une action ordinaire. Le produit de ce placement sera utilisé par Ecu Silver pour l'installation d'un laboratoire métallurgique afin de tester les échantillons utilisant la technologie Nichromet. De plus, Dia Bras aura le droit d'utiliser, au coût plus 10%, le laboratoire et toute usine pilote qui serait construite par la suite.

Engagement financier :

Les engagements financiers sont les suivants :

- Bail de cinq ans avec un loyer annuel est de 50 000 $.
- Entente de service pour l'utilisation d'une usine de concassage et de traitement du minerai au coût de 5,00 $US la tonne métrique (minimum de 2 500 tonnes par mois). L'entente est d'une durée de trois ans et prévoyait des coûts de réhabilitation de l'usine au montant de 150 000 $ US qui ont été engagés depuis.

1.5 LIQUIDITY:

As at December 31, 2004, the Company has a working capital of $7,459,544 including $6,432,390 in cash and term deposits compared to $8,139,983 as at March 31, 2004, including $8,207,091 in cash and short-term deposits.

As at December 31, 2004, there were 29,800,399 warrants outstanding expiring between September and December 2005 at an average exercise price of $0.82, which represent a potential source of financing of approximately $28.3 million.

1.6 CAPITAL RESOURCES, OTHER INVESTING ACTIVITIES AND FINANCIAL COMMITMENT:

Capital resources:

The availability of funds depends on the capital markets. The Company is confident that, by continuing to demonstrate the quality of its properties, it will be able to finance the development process. The main source of financing of the Company is the issuance of equity shares.

Other investing activities:

In October 2004, the Company signed an agreement with Ecu Silver Mining Inc ("Ecu Silver") for the acquisition by Ecu Silver of the right to utilize the Nichromet technology for its mining projects in Mexico in consideration for 1,000,000 common shares and a 1.5% NSR royalty. The consideration is shared equally with Nicromet Extraction Inc. ("Nichromet"). The Company holds a Nichromet license for Mexico and was acting as agent. As part of this transaction, the Company made a private placement of $200,000 in consideration for 666,666 units of Ecu Silver, each unit being comprised of one common share and one common share purchase warrant. The proceeds of the private placement will be used by Ecu Silver for the installation of a metallurgical laboratory to test samples using the Nichromet technology. Moreover, Dia Bras will have the right to use the metallurgical laboratory, and any pilot plant that could be built subsequently, at cost plus 10%.

Financial commitment:

The Company's financial commitments are as follows:

- A five-year lease at an annual rent of $50,000.
- Service agreement for the use of a crushing plant and treatment mill at a cost of US$5.00 per metric tonne (minimum of 2,500 tonnes per month). The agreement has a term of three years and provided for cost of refurbishing the plant in the amount of US$150,000 which have been incurred since.

1.7 OPÉRATIONS ENTRE APPARENTÉS :

Au cours de la période de neuf mois terminée le 31 décembre 2004, des sociétés contrôlées par des dirigeants de la société ont chargé des honoraires de consultation de 501 837 $ (149 315 $ pour la période correspondante de 2003) dont 463 168 $ capitalisés dans les frais d'exploration reportés (100 350 $ en 2003 et 8 505 $ inclus dans les frais d'émission d'actions).

Au cours de cette période la société, a versé des bonis à des dirigeants totalisant 37 500 $ et à des administrateurs totalisant 150 000 $.

En octobre 2004 des dirigeants et administrateurs de la société ont effectués des placements privés en unités de la société (voir conditions note 10) pour un montant total de 773 300 $.

Au cours de la période de neuf mois terminée le 31 décembre 2004, une société contrôlé par un administrateur a chargé des frais d'analyse et d'échantillonnage de 11 431 $ qui ont été capitalisés dans les frais d'exploration reportés (néant en 2003).

Les opérations entre apparentés ont eu lieu dans le cours normal des activités et sont mesurées à la valeur d'échange, soit le montant de la contrepartie établie et acceptée par les apparentés.

1.7 RELATED PARTY TRANSACTION:

During the nine-month period ended December 31, 2004, companies controlled by officers of the Company charged consulting fees amounting to $501 837 ($149,315 for the corresponding period in 2003), $463,168including $100,350 capitalized to deferred exploration costs ($100,350 in 2003 and $8,505 included in share issue expenses).

During the period the Company paid bonuses to officers and director $37,500 and $150,000 respectively.

In October 2004, directors and officers of the Company performed private placements of units (see terms described in Note 10) for a total consideration of $773,300.

During the nine-month period ended December 31, 2004, a company controlled by a director charged sampling and analysis costs amounting to $11,431 which were capitalized to mining assets (nil in 2003).

The related party transaction occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

1.8 PRINCIPALES ESTIMATIONS COMPTABLES :

Utilisation d'estimations :

Pour préparer les états financiers conformément aux principes comptables généralement reconnus du Canada, la direction doit faire des estimations et formuler des hypothèses ayant une incidence sur les montants présentés de l'actif et du passif de et sur la présentation de l'actif et du passif éventuels à la date des états financiers, ainsi que sur les montants des produits et des charges pour la période de présentation de l'information. Les résultats réels peuvent différer de ces estimations.

Actifs miniers :

Les actifs miniers comprennent des droits dans des propriétés minières et des frais d'exploration reportés. Les frais d'exploration sont reportés jusqu'à ce que la rentabilité économique du projet soit déterminée alors qu'ils sont alors transférés aux propriétés minières. Les coûts sont radiés lorsque les propriétés sont abandonnées ou que leur récupération devient incertaine. La direction a ainsi défini l'incertitude : aucunes ressources financières disponibles pour le développement pour une période de trois années consécutives ou résultats des travaux d'exploration ne justifiant pas d'investissements additionnels.

1.8 CRITICAL ACCOUNTING POLICIES:

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Mining assets:

Mining assets include rights in mining properties and deferred exploration expenses. Exploration expenses are deferred until the economic viability of the project has been established, at which time the expenses are added to mining properties. Expenses are written off when properties are abandoned or when expense recovery becomes uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

1.9 CHANGEMENT DE CONVENTIONS COMPTABLES ET ADOPTION DE NOUVELLES CONVENTIONS COMPTABLES :

Nouvelle convention comptable :

L'actif incorporel est comptabilisé au coût et amorti selon la méthode linéaire sur une période de deux ans.

1.10 RISQUES ET INCERTITUDES :

Divulgation d'informations prospectives :

Ce rapport de gestion inclut certaines divulgations d'informations prospectives qui sont bases sur les expectatives de la société, estimations et projections concernant l'entreprise, l'industrie minière et l'environnement économique dans laquelle elle opère. Ces informations ne sont pas garantes de la performance future et comporte des risques et incertitudes qui sont difficilement contrôlables ou prévisibles. Conséquemment, les résultats réels peuvent différés de façon matérielle des informations prospectives présentes et le lecteur ne devrait pas s'y fier de façon indue. Une divulgation d'information prospective ne parle qu'à la date qu'elle est formulée.

Risques inhérents aux affaires :

L'exploration et la mise en valeur de gisements miniers comportent des risques importants que même une évaluation soignée, l'expérience et le savoir-faire ne peuvent éliminer. Toutes les propriétés minières de la société sont au stade d'exploration. Rien ne garantit que les campagnes d'exploration de la société résulteront dans la découverte de gisements commercialement rentables. La société a de nombreux concurrents disposant de plus de ressources financières, techniques ou autres.

La société a pris des mesures conformes aux standards de l'industrie pour des propriétés à ce stade de l'exploration afin d'obtenir les titres de ses propriétés. Toutefois, rien ne garantit que les titres des propriétés de la société ne seront pas contestés. Les titres de propriété peuvent être assujettis à des ententes ou à des transferts précédents non enregistrés et peuvent être affectés par des défauts non détectés.

Le prix du marché des métaux communs et précieux est également un facteur de risque qui peut avoir un effet direct sur le succès des opérations de la société.

1.9 CHANGE IN ACCOUNTING POLICIES AND NEW ACCOUNTING POLICY:

New accounting policy:

The intangible asset is recorded at cost and depreciated on a straight-line basis over a two-year period.

1.10 RISKS AND UNCERTAINTIES:

Forward Looking Statements:

This MD&A contains forward-looking statements that are based on the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements. Statements speak only as of the date on which they are made.

Business Risk:

The exploration for and development of mineral deposits involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are in the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

The Company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company operations.

1.10 RISQUES ET INCERTITUDES :

Devises :

La société a des opérations à l'étranger effectuées en devises et est donc assujettie au risque de change. La société achète des devises selon les besoins établis dans le budget d'exploration.

Risques de taux d'intérêt :

Les comptes débiteurs ainsi que les comptes créditeurs et frais courus de la société ne portent pas intérêt. Les espèces et quasi-espèces et le dépôt à court terme portent intérêt à des taux variables.

1.11 IMPLICATION SOCIALE:

La société est fière d'être impliquée activement avec les communautés natives locales. La société demeure en communication régulière avec ces communautés afin de les garder informées sur ses plans de développement. La société emploie le plus de personnes possible autant comme assistants sur les projets qu'aux différents camps, soit dans les bureaux, entrepôts et/ou à la cuisine. La société continue de bâtir et d'améliorer les routes de terre. La société a fait des dons à la communauté en espèces à des établissements religieux et médicaux ou en matériel comme des équipements informatiques pour l'école locale.

La société veut être reconnue comme un citoyen honorable et s'engage à poser les gestes nécessaires aussi longtemps qu'elle demeurera active dans la région.

1.12 PERSPECTIVES :

Le niveau des activités sur les projets du Mexique est en constante croissance depuis janvier 2004 et cette croissance continuera suite à la clôture des financements de 9 millions $ en novembre 2004.

La société s'attend à obtenir environ 1 385 000 $ de l'exercice des bons de souscription à 0,17 $ qui serviront autant au fonds de roulement qu'aux activités d'exploration.

Les travaux de forage se poursuivront sur la propriété Bolivar où la société prépare le forage de définition ainsi que sur la propriété Promontorio.

Les plans de mise en valeur de la propriété Bolivar sont en préparation. Si tout fonctionne comme prévu, la société devrait poursuivre et intensifier son programme d'échantillonnage en vrac (100 tonnes par jour) sur la propriété Bolivar. Cette activité représente la première étape de l'étude de pré-faisabilité du projet. La société contrôlera et gérera les opérations de traitement à l'usine de Mal Paso dans l'État de Chihuahua en vertu d'une entente conclue en octobre dernier.

La société demeure à l'affût de toute opportunité intéressante qui pourrait s'offrir dans la région de la Sierra Madre.

1.10 RISKS AND UNCERTAINTIES:

Foreign exchange rate:

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. It buys its currencies based on its exploration budget.

Interest rate risk:

The Company's accounts receivable and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents and short-term deposit bear interest at variable rates.

1.11 SOCIAL INVOLVEMENT :

The Company is proud to be involved with local native communities. The Company is in regular communications with indigenous communities keeping them informed of the expected plans for development. It employs as many people as possible either as field assistant or at the camps, in the office, warehouses or kitchen. The Company continues to build and improve dirt roads. The Company has made several community charitable donations in either cash or material such has supplying local school with computer equipment, donating to religious and medical establishment.

The Company wants to be recognized as being an honourable citizen and is committed to make such actions as long as it remains active in the area.

1.12 OUTLOOK:

The level of activity on the Mexican projects has been increasing constantly since January 2004, and this increase should continue following the closing of financing of $9 million in November 2004.

The company expects to obtain approximately $1,385,000 from the exercise of share purchase warrants at $0.17, which will be used for the working capital as well as for exploration activities.

Drilling program will continue on the Bolivar property where the Company prepares definition drilling and also on the Promontorio property.

Mining plans for the Bolivar Mine are in preparation. If everything goes as expected, the Company will continue and intensified its bulk sampling program on the Bolivar property. This activity is the first stage of the pre-feasibility study of the project. The Company will control and manage the operations at the Mal Paso plant in the State of Chihuahua following an agreement concluded last October.

The Company will remain alert to evaluate any other opportunity which may arise in the Sierra Madre region.

1.13 AUTRES ÉLÉMENTS DE L'ANALYSE PAR LA DIRECTION DE LA SITUATION FINANCIÈRE :

(a) Des informations additionnelles sont disponibles sur SEDAR à www.sedar.com ainsi que sur le site web de la société à www.diabras.com .

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Le détail des coûts et frais d'exploration reportés pour la période de neuf mois terminée le 31 décembre 2004 ainsi que pour l'exercice financier terminé le 31 mars 2004 sont présentés ci-dessous.

1.13 OTHER REQUIREMENTS IN THE MANAGEMENT DISCUSSION AND ANALYSIS:

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's web site at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Below is the detailed analysis of exploration expenditures incurred for the nine-month period ended December 31, 2004 and for the year ended March 31, 2004.

Analyse des coûts et frais d'exploration reportés / **Analysis of cost and deferred exploration costs**

Coût et frais d'exploration reportés / **Cost and deferred exploration expenses**

	Période de neuf mois terminée le 31 décembre **Nine-month period ended December 31, 2004** ***(non vérifié / unaudited)***	**Exercice terminé le 31 mars** **Year ended March 31, 2004** *(vérifié / audited)*	
	$	**$**	
Solde au début de la période	**2 552 001**	**28 000**	**Balance at beginning of period**
Coûts d'acquisition et permis	1 386 420	564 822	Property acquisition and related costs
Reconnaissance et échantillonnage	340 574	75 890	Reconnaissance and sampling
Planification, cartographie et rapport géologique	-	19 425	Planning, mapping and geological reports
Consultation en géologie et gestion	567 940	486 977	Geology consulting and management
Levés géophysiques	101 423	637 893	Geophysical survey
Forage	1 849 223	255 742	Drilling
Main d'œuvre locale et administration	320 427	74 035	Local administration and labour
Transport	447 632	184 467	Transportation
Chemins	187 761	37 575	Roads
Amortissement capitalisé	172 382	–	Capitalized depreciation
Rémunération à base d'actions	352 376	187 175	Stock compensation costs
Radiation	(280 578)	–	
Solde à la fin de la période	**8 106 373**	**2 552 001**	**Balance at end of period**

1.13 AUTRES ELEMENTS DE L'ANALYSE PAR LA DIRECTION DE LA SITUATION FINANCIERE :

(ii) INSTRUMENT NATIONAL 51-102 – SECTION 5.4

Divulgation au 1er mars 2005 des données relatives aux titres en circulation

Actions ordinaires : **51 327 477**

Bons de souscription : (chaque bon donne droit au porteur de souscrire une action ordinaire de la société au prix d'exercice indiqué jusqu'à la date d'échéance) : 29 255 399

1.13 OTHER REQUIREMENTS IN THE MANAGEMENT DISCUSSION AND ANALYSIS:

(ii) NATIONAL INSTRUMENT 51-102 – SECTION 5.4

Disclosure of Outstanding Securities as at March 1s , 2005

Common shares: **51,327,477**

Warrants (each warrant entitles the holder to purchase one common share of the Company at the exercise price indicated until expiry date): 29,255,399

Nombre de bons de souscription/ Number of warrants	Prix d'exercice/ Exercise price	Date d'échéance/ Expiry date
8 147 667	0,17 $	Septembre / September 2005
1 406 250	0,84 $	Octobre / October 2005
2 779 445	0,94 $	Novembre / November 2005
4 919 969	2,50 $	Décembre/December 2005
12 002 068	0,90 $	Novembre/November 2005

Options en circulation : **2 576 250**

Options outstanding: **2,576,250**

Nombre d'options/ Number of options	Prix de levée/ Exercise Price	Date d'échéance/ Expiry Date
6 250	0,15 $	20-02-2008
1 220 000	0,85 $	01-10-2008
1 350 000	0,75 $	30-08-2009

Exploration Dia Bras inc.
Renseignements sur la Société

Bureau administratif
630, boul. René-Lévesque ouest, bureau 2930
Montréal (Québec) H3B 1S6

Téléphone : (514) 866-6001
Télécopieur : (514) 866-6193

Inscription boursière
Bourse de croissance TSX
Symbole de cotation : DIB

Agent chargé de la tenue des registres et agent des transferts
Société de fiducie Computershare du Canada

Relations aux investisseurs
Pierre Thomas Laflamme
Téléphone : (514) 866-6001 – poste 229

Chef des opérations financières
Leonard Teoli
Téléphone : (514) 866-6001 – poste 226

Site Internet
www.diabras.com

Administrateurs

Philip Renaud , Président du conseil
Réjean Gosselin
André St-Michel
Mousseau Tremblay
Jim A. Culver
Robert Hirsh

Dirigeants

Rejean Gosselin,
Président et chef de la direction

André St-Michel,
Vice-président exécutif

Leonard Teoli,
Chef des opérations financières

Luce L. Saint-Pierre,
Secrétaire

Dia Bras Exploration Inc.
Corporate information

Administrative Office
630 René-Lévesque Blvd. West, Suite 2930
Montreal, Quebec H3B 1S6

Telephone: (514) 866-6001
Fax: (514) 866-6193

Exchange Listing
TSX Venture Exchange
Ticker symbol: DIB

Registrar and Transfer Agent
Computershare Trust Company of Canada

Investor Relations
Pierre Thomas Laflamme
Telephone: (819) 847-2879

Chief of Financial Operations
Leonard Teoli
Telephone: (514) 866-6001 – Ext. 226

Website
www.diabras.com

Directors

Philip Renaud, Chairman of the Board
Rejean Gosselin
André St-Michel
Mousseau Tremblay
Jim A. Culver
Robert Hirsh

Officers

Rejean Gosselin,
President and Chief Executive Officer

André St-Michel,
Executive Vice-President

Leonard Teoli,
Chief Financial Officer

Luce L. Saint-Pierre,
Secretary

Avis aux lecteurs des états financiers consolidés intermédiaires non vérifiés :

Les états financiers consolidés intermédiaires non vérifiés de Exploration Dia Bras Inc. pour le deuxième trimestre terminé le 31 décembre 2004 n'ont pas été révisés par les vérificateurs externes de la société.

(s) *Réjean Gosselin*

RÉJEAN GOSSELIN, ADMINISTRATEUR

(s) *Leonard Teoli*

LEONARD TEOLI, CHEF DES OPÉRATIONS FINANCIÈRES

Montréal, Québec
le 3 mars 2005

Notice to readers of the unaudited interim consolidated financial statements:

The unaudited interim consolidated financial statements of Dia Bras Exploration Inc. for the second quarter ended December 31, 2004 have not been reviewed by the Company's external auditors.

(s) *Réjean Gosselin*

RÉJEAN GOSSELIN, DIRECTOR

(s) *Leonard Teoli*

LEONARD TEOLI, CHIEF OF FINANCIAL OPERATIONS

Montréal, Québec
March 3, 2005

EXPLORATION DIA BRAS INC
BILANS CONSOLIDÉS
(non vérifié)

DIA BRAS EXPLORATION INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	31 décembre/ December 31, 2004 *(non vérifié / unaudited)*	31 mars/ March 31, 2004 *(vérifié / audited)*	
	$	$	
ACTIF			ASSETS
Actif à court terme			**Current assets**
Espèces et quasi-espèces (note 4)	6 432 390	4 707 091	Cash and cash equivalents (Note 4)
Dépôt à court terme	15 000	3 500 000	Short-term deposit
Placement en actions (note 5)	292 500	-	Investment in shares (Note 5)
Débiteurs	662 477	112 580	Accounts receivable
Frais payés d'avance	423 475	26 887	Prepaid expenses
	7 825 842	8 346 558	
Immobilisations (note 6)	15 757	–	**Fixed assets (Note 6)**
Actif incorporel – Licence (note 7)	33 351	–	**Intangible asset - License (Note 7)**
Frais reportés - Avances sur paiement de redevance (note 8)	350 000	350 000	**Deferred costs - Advance on royalty payment (Note 8)**
Actifs miniers (note 9)			**Mining assets (Note 9)**
Coût et frais d'exploration reportés	8 106 373	2 552 001	Costs and deferred exploration expenses
Bâtiment, usine et équipement d'exploration	4 103 979	662 064	Exploration building and equipment
	12 210 352	3 564 065	
	20 435 302	11 910 623	
PASSIF			LIABILITIES
Passif à court terme			**Current liabilities**
Comptes créditeurs et frais courus	366 298	206 575	Accounts payable and accrued liabilities
CAPITAUX PROPRES			SHAREHOLDERS' EQUITY
Capital-actions (note 10)	23 953 232	17 004 115	Share capital (Note 10)
Bons de souscription (note 11)	2 880 496	–	Warrants (Note 11)
Déficit	(7 972 099)	(5 780 742)	Deficit
Surplus d'apport (note 13)	1 207 375	480 675	Contributed surplus (Note 13)
	20 069 004	11 704 048	
	20 435 302	11 910 623	

EXPLORATION DIA BRAS INC / **DIA BRAS EXPLORATION INC.**

RÉSULTATS ET DÉFICIT CONSOLIDÉS / CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(non vérifié) / *(Unaudited)*

	Période de trois mois terminée le 31 décembre/ Three-month period ended December 31		Période de neuf mois terminée le 31 décembre/ Nine-month period ended December 31		
	2004	2003	2004	2003	
	(non vérifié / unaudited)		*(non vérifié / unaudited)*		
	$	$	$	$	
Revenus					**Income**
Revenus d'agent	92 500		92 500	–	Agent Income
Revenus d'intérêts	22 429	1 507	76 155	1 507	Interest income
	114 929	1 507	168 655	1 507	
Dépenses					**Expenses**
Frais d'administration	257 067	36 153	423 595	104 930	Administrative expenses
Honoraires professionnels et de consultation	100 210	114 754	129 464	152 611	Professional and consulting fees
Information aux actionnaires et frais du fiduciaire	33 825	11 200	136 042	39 735	Information to shareholders and trustee fees
Frais de promotion	202 500	154 724	318 329	165 132	Promotion expenses
Rémunération à base d'actions (note 12)	299 005	214 700	374 324	214 700	Stock compensation costs (Note 12)
Amortissement des immobilisations	1 861	–	5 001	–	Depreciation of fixed assets
Amortissement d'actif incorporel	6 249	–	16 649	–	Depreciation of intangible assets
Perte sur change	135 448	10 890	84 021	10 890	Loss on exchange
Radiation d'actifs miniers	280 578	–	280 578	–	Write-off of mining assets
	1 316 743	542 421	1 768 003	687 998	
Perte nette de la période	1 201 814	540 914	1 599 348	686 491	**Net loss for the period**
Déficit au début de la période	6 178 276	3 816 021	5 780 742	3 529 419	**Deficit at beginning of period**
Frais relatifs à l'émission d'actions	592 009	876 942	592 009	1 017 967	**Share issue expenses**
Déficit à la fin de la période	7 972 099	5 233 877	7 972 099	5 233 877	**Deficit at end of period**
Perte nette de base et diluée par action	0.03	0.02	0.01	0.04	**Basic and diluted loss per share**
Nombre moyen pondéré de base et dilué d'actions en circulation	44 917 762	27 489 853	39 963 419	19 183 971	**Basic and diluted weighted average number of outstanding shares**

FLUX DE TRÉSORERIE CONSOLIDÉS
(non vérifié)

CONSOLIDATED CASH FLOWS
(Unaudited)

	Période de trois mois terminée le 31 décembre/ Three-month period ended December 31		Période de neuf mois terminée le 31 décembre/ Nine-month period ended December 31		
	2004	2003	2004	2003	
	(non vérifié / unaudited)		*(non vérifié / unaudited)*		
	$	$	$	$	
Activités d'exploitation	(92 500)	–	(92 500)	–	**Operating activities**
Perte nette de la période	(1 201 814)	(540 914)	(1 599 348)	(686 491)	Net loss for the period
Ajustement pour:					Adjustment for:
Revenus d'agent					Agent income
Rémunération à base d'actions	299 005	214 700	374 324	214 700	Stock compensation costs
Amortissement des immobilisations	1 861	–	5 001	–	Depreciation of fixed assets
Amortissement d'actif incorporel	6 249	–	16 649	–	Depreciation of intangible asset
Radiation d'actifs miniers	280 578	–	280 578		Write-off of mining assets
Perte (gain) sur change non matérialisée	135 448	–	84 021	–	Unrealized loss (gain) on exchange
	(571 173)	(326 214)	(931 275)	(471 791)	
Variation des éléments hors caisse du fonds de roulement (note 14)	(475 338)	(215 678)	(870 783)	12 205	Changes in non-cash working capital items (Note 14)
	(1 046 531)	(541 892)	(1 802 058)	(459 586)	
Activités de financement					**Financing activities**
Capital-actions (note 10)	6 200 388	11 022 573	6 724 117	12 675 990	Share-capital (Note 10)
Bons de souscription (note 11)	2 880 496		2 880 496		Share purchase warrants (Note 11)
Frais relatifs à l'émission d'actions	(592 009)	(351 942)	(592 009)	(492 967)	Share issue expenses
	8 488 875	10 670 631	9 012 604	12 183 023	
Activités d'investissement					**Investing activities**
Rachat (achat) dépôt à court terme	(15 000)	–	3 485 000	–	Repurchase of short-term deposit
Acquisition d'un actif incorporel	–	–	(50 000)	(350 000)	Purchase of an intangible asset
Acquisition de bâtiment et équipement d'exploration	(2 121 823)	(26 851)	(3 462 673)	(35 777)	Acquisition of exploration building, plant and equipment
Augmentation de coûts et frais d'exploration reportés (note 9)	(2 488 083)	(1 033 216)	(5 257 574)	(1 346 634)	Increase costs and differed exploration expenses (Note 9)
Acquisition de placements	–	–	(200 000)	–	Acquisition of investments
	(4 624 906)	(1 060 067)	(5 485 247)	(1 732 411)	
Augmentation des espèces et quasi-espèces au cours de la période	2 817 438	9 068 672	1 725 299	9 991 026	**Increase in cash and cash equivalents during the period**
Espèces et quasi-espèces au début de la période	3 614 952	1 019 101	4 707 091	96 747	**Cash and cash equivalents at beginning of period**
Espèces et quasi-espèces à la fin de la période	6 432 390	10 087 773	6 432 390	10 087 773	**Cash and cash equivalents at end of period**

1. **Incorporation et nature des activités :**

La société a été constituée en vertu de la Loi canadienne sur les sociétés par actions le 11 avril 1996. La société détient des options pour acquérir un intérêt de 100 % dans des propriétés minières situées dans le district de Chihuahua au Mexique qui sont présentement au stade de l'exploration et pour lesquelles la rentabilité de la mise en exploitation n'a pas encore été déterminée. Le recouvrement des coûts engagés sur ces propriétés et des frais d'exploration reportés afférents dépend de l'existence en quantité suffisante de minerai, de la confirmation des intérêts de la société dans les claims miniers sous-jacents, de la possibilité pour la société d'obtenir le financement nécessaire pour la mise en exploitation de ces propriétés et de la rentabilité de la production future ou de la cession de telles propriétés à un montant égal à l'investissement de la société.

La société a pris des mesures conformes aux standards de l'industrie pour des propriétés à ce stade de l'exploration afin d'obtenir les titres de ses propriétés. Toutefois, rien ne garantit que les titres des propriétés de la société ne seront pas contestés. Les titres de propriété peuvent être assujettis à des ententes ou à des transferts précédents non enregistrés et peuvent être affectés par des défauts non détectés.

2. **Base de présentation :**

Les présents états financiers consolidés intermédiaires ont été préparés par la direction conformément aux principes comptables généralement reconnus du Canada en utilisant les mêmes conventions et méthodes comptables que pour la préparation des plus récents états financiers annuels à l'exception de la convention sur l'actif incorporel tel que décrit plus bas. Toutefois, comme ils ne comprennent pas toutes les informations qui sont normalement présentées dans les états financiers annuels, ils devraient être lus conjointement avec les états financiers vérifiés du 31 mars 2004.

Actif incorporel – licence :

L'actif incorporel est comptabilisé au coût et est amorti selon la méthode linéaire sur une période de deux ans.

3. **Périmètre de consolidation :**

Les états financiers consolidés de la société comprennent les comptes de la société et de sa filiale en propriété exclusive Dia Bras Mexicana S de RL de CV.

1. **Incorporation and nature of operations:**

The Company was incorporated under the Canada Business Corporations Act on April 11, 1996. It holds options to acquire interest in mining properties at the exploration stage located in the Chihuahua District of Mexico the economic viability of which has not yet been assessed. The recoverability of costs relating to these mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development, as well as future profitable production or alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

The Company has taken reasonable measures in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

2. **Basis of presentation:**

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and use the same accounting policies and methods used in the preparation of the Company's most recent annual financial statements with the exception of the policy on intangible asset as described below. All disclosure required for annual financial statements have not been included in these financial statements. Therefore these statements should be read in conjunction with the March 31, 2004 audited financial statements.

Intangible asset – License:

The intangible asset is accounted for at cost and is amortized using the straight-line method over a two-year period.

3. **Basis of consolidation:**

The consolidated financial statements of the Company include the accounts of the Company and of its wholly owned subsidiary, Dia Bras Mexicana S de RL de CV.

4. Espèces et quasi espèces :

Les espèces et quasi-espèces comprennent les dépôts à court terme échéant à moins de trois mois.

4. Cash and cash equivalents:

Cash and cash equivalents include short-term deposits with maturity dates of less than three months from period end.

5. Placement en actions:

5. Investment in shares:

	31 décembre / Decembre 31 2004 (non vérifié / unaudited)	**31 mars /March 31 2004 (vérifiés / audited)**
Ecu Silver Mining Inc.	$	$
916,666 actions ordinaires au coût/ common shares at cost (31 mars / March 31, 2004 – nil) (valeur à la cote / quoted market value (311 666 $; 31 mars / March 31, 2004 - nil)	292 500	–

En sa qualité d'agent (note 8) de Nichromet au Mexique, la société a conclu en octobre 2004, une entente avec Ecu Silver Mining Inc. («Ecu Silver») visant l'acquisition par Ecu Silver des droits sur la technologie Nichromet pour ses projets au Mexique en contrepartie de 1 000 000 d'actions ordinaires dont 500,000 actions seront émises lors de la mise en production de l'usine et d'une royauté nette d'affinage de 1,5 %. La contrepartie sera partagée également avec Nichromet Extraction Inc. Dans le cadre de cette opération, la société a effectué un placement privé de 200 000 $ en contrepartie de 666 666 unités de Ecu Silver. Chaque unité comprend une action ordinaire et un bon de souscription permettant à la société de souscrire une action ordinaire de Ecu Silver au prix de 0,39 $ jusqu'au 10 août 2006. Le produit de ce placement sera utilisé par Ecu Silver pour l'installation d'un laboratoire métallurgique afin de tester les échantillons avec la technologie Nichromet. De plus, Dia Bras aura le droit d'utiliser, au coût plus 10%, le laboratoire et toute usine pilote qui serait construite par la suite.

Acting as agent for Nichromet in Mexico (Note 8), the Company signed in October 2004 an agreement with Ecu Silber Mining Inc. an agreement with Ecu Silver Mining Inc ("Ecu Silver") for the acquisition by Ecu Silver of the right to utilize the Nichromet technology for its mining projects in Mexico in consideration for 1,000,000 common shares of which 500,000 will be issued when the production begins and a 1.5% NSR royalty. The consideration is shared equally with Nichromet Extraction Inc. As part of this transaction, the Company made a private placement of $200,000 in consideration for 666,666 units of Ecu Silver, each unit being comprised of one common share and one common share purchase warrant entitling its holder to subscribe to one common share of Ecu at a price of $0.39 until August 10, 2006. The proceeds of the private placement will be used by Ecu Silver for the installation of a metallurgical laboratory to test samples using the Nichromet technology. Moreover, Dia Bras will have the right to use the metallurgical laboratory, and any pilot plant that could be built subsequently, at cost plus 10%.

6. Immobilisations :

6. Fixed Assets:

	31 décembre / December 31, 2004 (non vérifié / unaudited)			31 mars / March 31, 2004 (vérifié / audited)
	Coût / Cost	**Amortissement accumulé / Accumulated depreciation**	**Valeur nette/ Net book value**	**Valeur nette/ Net Book value**
	$	**$**	**$**	**$**
Mobilier de bureau / Office furniture	20 758	5 001	15 757	–

7. Actif incorpel – License :

7. Intangible asset – License:

31 décembre / December 31, 2004 (non vérifié / unaudited)			31 mars / March 31, 2004 (vérifié / audited)
Coût / Cost	Amortissement accumulé / Accumulated depreciation	Valeur nette/ Net book value	Valeur nette/ Net Book value
$	**$**	**$**	**$**
50 000	16 649	33 351	–

En avril 2004, la société a signé un contrat de licence avec Diagnos Inc. qui détient les droits d'un programme (le programme) utilisé dans le domaine minier pour l'interprétation de données numérisées générées par les levées géophysiques, l'imagerie satellite et les analyses géochimiques. Le coût d'acquisition de la licence est de 50 000 $ pour une application au territoire de Mexique. La licence permet à la société d'utiliser immédiatement le programme pour l'analyse des données de ses propriétés mexicaines.

In April 2004, the Company entered into a licensing agreement with Diagnos Inc., the owner of proprietary software (the "Technology") used in the field of data mining and which provides interpretation of databases generated by geophysical surveys, satellite imagery and geochemical analysis. The cost of the license is $50,000 for the territory of Mexico. The license will give the Company immediate access to the Technology in order to apply it to data generated from its Mexican properties.

8. Frais reportés – Avance sur paiement de redevance :

Le 26 août 2003, la société a acquis auprès de Nichromet Extraction Inc. les droits d'utilisation et de commercialisation d'une licence sur une technologie d'extraction métallurgique pour le territoire du Mexique en contrepartie d'une redevance nette d'affinage de 1 % sur toute production effectuée sur ses propriétés mexicaines utilisant cette technologie. En vertu de cette entente la société a effectué une avance non remboursable sur paiement de redevance, au montant de 350 000 $. Si la technologie couverte par la licence n'est pas utilisée dans une période de deux ans à compter de la signature de la convention ou toute période de prolongation additionnelle, les frais reportés seront alors radiés.

8. Deferred costs – Advance on royalty payment:

On August 26, 2003, the Company acquired from Nichromet Extraction Inc. the exclusive rights over a license for the use and marketing of a metallurgical extractive technology for Mexico in consideration of a 1% net smelter royalty payment on all mineral production using the technology from any of the Company's Mexican properties. As part of the agreement, the Company made a non-refundable royalty advance of $350,000. If the technology covered by the Nichromet licence is not used in a two-year or any additional prolonged period from the agreement date, the deferred costs will be written off.

9. Actifs miniers : / **9. Mining asssets:**

a) Coût et frais d'exploration reportés : / **a) Costs and deferred exploration expenses:**

	Coût/ Cost		**Frais d'exploration reportés/ Deferred exploration expenses**	
	31 décembre/ December 31, 2004 *(non vérifié/ unaudited)*	**31 mars/ March 31, 2004** *(vérifié / audited)*	**31 décembre/ December 31, 2004** *(non vérifié unaudited)*	**31 mars/ March 31, 2004** *(vérifié / audited)*
	$	$	$	$
Canada				
Wawa (option) vi)	–	159 907	–	120 671
Mexique/Mexico				
Bolivar i)	1 005 304	–	2 411 696	–
Promontorio ii)	172 530	–	613 567	–
El Magistral iii)	60 741	–	–	–
Piedras Verdes iv)	226 715	132 130	2 072 362	1 013 515
Santa Maria (option) v)	133 495	128 172	283 363	119 026
San José (option) v)	74 915	71 420	271 504	119 026
El Cumbre	43 449	38 099	110 987	112 569
Mezquital	23 336	18 048	99 105	94 236
El Oro	19 657	14 544	179 222	170 082
La Cascada	8 282	4 267	133 577	92 440
Val	2 560	-	100 928	-
Autres/Other	25 931	3 325	333 687	52 675
	1 796 375	569 822	6 309 998	1 982 179

Sommaire des coût et frais d'exploration reportés de la période se détaille comme suit : / **Summary of cost and deferred exploration expenses for the period is as follows:**

	Période de neuf mois terminée le 31 décembre / Nine-month period ended December 31 2004 *(non vérifié / unaudited)*	**Exercice terminé le 31 mars / Year ended March 31 2004** *(vérifié / audited)*	
	$	$	
Solde au début de la période	**2 552 001**	**28 000**	**Balance at beginning of period**
Coût d'acquisition et permis	1 386 420	564 822	Property acquisition and related costs
Reconnaissance et échantillonnage	340 574	75 890	Reconnaissance and sampling
Planification, cartographie et rapport géologique	-	19 425	Planning, mapping and geological reports
Consultation en géologie et gestion	567 940	486 977	Geology consulting and management
Levés géophysiques	101 423	637 893	Geophysical survey
Forage	1 849 223	255 742	Drilling
Main d'œuvre locale et administration	320 427	74 035	Local administration and labour
Transport	447 632	184 467	Transportation
Chemins	187 761	37 575	Roads
Amortissement capitalisé	172 382	–	Capitalized depreciation
Rémunération à base d'actions	352 376	187 175	Stock compensation costs
Radiation	(280 578)	–	Write-off
Solde à la fin de la période	**8 106 373**	**2 552 001**	**Balance at end of period**

9. Actifs miniers (suite) :

Projets de Chihuahua – Mexique

i) Projet Bolivar:

En août 2004, (non vérifié), la société a conclu une entente commerciale avec les propriétaires de la propriété Bolivar à Chihuahua au Mexique qui prévoit l'acquisition par la société d'un intérêt de 100 % dans cette propriété en contrepartie de 1,2 million $US payable sur une période de trois ans. Depuis son acquisition, cette propriété est le principal objet des travaux d'exploration de la société. En date du 31 décembre 2004, (non vérifié), la société a acquis un intérêt de 50%.

ii) Projets Promontorio et Hidalgo :

En mai 2004 (non vérifié), la société a conclu une entente d'option d'achat avec un tiers en vertu de laquelle la société peut acquérir un intérêt de 100 % dans les propriétés Promontorio et Hidalgo en versant aux vendeurs un montant de 3 000 000 $US de la façon suivante :

9. Mining assets (continued):

Mexico – Chihuahua

i) Bolivar Project:

In August 2004 (unaudited), the Company entered into a commercial agreement with the owners of the Bolivar property in Chihuahua, Mexico. The agreement provides for the acquisition by the Company of 100% of the Bolivar property for a consideration of US$1.2 million payable over a three-year period. Since its acquisition, it became the main focus of the company exploration program. As at December 31, 2004 (unaudited), the Company has acquired a 50%.

ii) Promontorio and Hidalgo properties:

In May 2004 (unaudited), the Company entered into a purchase option agreement whereby the Company could earn a 100% interest in the Promontorio and Hidalgo properties located in the Chihuahua District of Mexico by paying to the vendors a total of US$3,000,000 as follows:

	US$	
À la signature de l'entente	40 000	On execution of the agreement
Au 1er anniversaire de l'entente	60 000	On the first anniversary date
Au 2eme anniversaire de l'entente	100 000	On the second anniversary date
Au 3eme anniversaire de l'entente	150 000	On the third anniversary date
Au 4eme anniversaire de l'entente	150 000	On the fourth anniversary date
Au 5eme anniversaire de l'entente	2 500 000	On the fifth anniversary date

Aucune royauté ne s'applique sur ces propriétés

No royalties apply to those properties

iii) Projet El Magistral :

Au cours du trimestre (non vérifié), la société a signé une entente d'option d'achat lui permettant d'acquérir un intérêt de 100% dans la propriété El Magistral en effectuant des paiements totalisant 1 000 000 $US de la façon suivante :

iii) El Magistral Project:

During the quarter (unaudited), the company entered into a purchase option agreement whereby it can purchase a 100% interest in the El Magistral property by paying US$$1,000,000 as follows:

	US$	
À la signature de l'entente	50 000	On execution of the agreement
Au 1er anniversaire de l'entente	75 000	On the first anniversary date
Au 2eme anniversaire de l'entente	75 000	On the second anniversary date
Au 3eme anniversaire de l'entente	100 000	On the third anniversary date
Au 4eme anniversaire de l'entente	200 000	On the fourth anniversary date
Au 5eme anniversaire de l'entente	500 000	On the fifth anniversary date

9. Actifs miniers (suite) :

Projet El Magistral (suite) :

La propriété est sujette à une redevance « NSR » de 1,5 % qu'elle pourra racheter pour 1 500 000 $US.

La propriété El Magistral couvre 142 hectares et entoure les propriétés de Hidalgo et Promontorio au nord, à l'est et au sud. La propriété couvre le restant de la structure minéralisée de 3 km en bordure du gisement Promontorio.

iv) Projet Piedras Verdes :

En vertu d'une convention d'option conclue au cours de l'exercice 2003-2004, la société peut acquérir un intérêt de 100 % dans la propriété Piedras Verdes en contrepartie de 200 000 $US payable sur une période de deux ans. La propriété est située près de l'ancienne mine Bolivar et elle a été la cible principale de la campagne de forage entreprise au printemps 2004. Au 31 décembre 2004, la société avait effectué un premier versement de 73 500 $US.

v) Projets Santa María et San José :

En vertu de la convention d'option de juillet 2003, la société peut acquérir un intérêt cumulatif de 100 % dans des propriétés d'or, d'argent et autres métaux de base situées dans le district de Chihuahua au Mexique en engageant des dépenses d'exploration de 4 000 000 $US et en versant un montant de 724 000 $US sur une période de six ans.

Canada

vi) Wawa

Au cours du trimestre terminé le 31 décembre 2004 (non vérifié), la société a abandonné son option sur les propriétés McKaskill et Magpie dans la région de Wawa en Ontario pour lesquelles les obligations de travaux n'avaient pas été respectés. Ainsi la société a comptabilisé une radiation d'actifs miniers au montant de 280 578 $.

9. Mining assets (continued):

El Magistral Project (continued):

The property is subject to 1.5% NSR, which it can buy back for US$1,500,000.

The El Magistral property occupies 142 hectares and surrounds the Hidalgo and Promontorio properties to the North, East and South. The property covers the remaining of the 3 km long mineralized structure along which is located the Promontorio deposit.

iv) Piedras Verdes Project:

Pursuant to an option agreement executed in the fiscal year 2003-2004, the Company may acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. The property is located near the old Bolivar mine and was the principal target of the drilling program which started in the spring of 2004. As at December 31, 2004, the Company had made a first payment of US$73,500.

v) Santa María and San José projects:

Pursuant to the July 2003 option agreement, the Company may acquire a cumulative interest of up to 100% in certain gold, silver and base metal properties in the Chihuahua District of Mexico, by incurring exploration expenditures of US$4,000,000 and making additional payments of up to US$724,000 over a six-year period.

Canada

vi) Wawa

During the quarter ended December 31, 2004 (unaudited), the Company abandoned its option over the MacKaskill and Magpie properties in the Wawa region where work obligations had not been met. Accordingly, the company recorded a write-off of mining asset amounting to $280,578.

9. Actifs miniers (suite) :

9. Mining assets (continued):

Bâtiments, usine et équipement d'exploration

Exploration building, plant and equipment

	31 décembre / December 31, 2004 *(non vérifié / unaudited)*			
	Coût/ Cost	Amortissement cumulé/ Accumulated depreciation	Valeur nette/ Net value	
	$	$	$	
Bâtiments				Building
Usine	208 156	–	208 156	Plant
Camp	404 587	19 194	385 393	Camp
Machinerie et équipement	2 424 429	56 918	2 367 511	Machinery and equipment
Matériel roulant	1 025 988	37 469	988 519	Rolling stock
Mobilier de bureau et équipement informatique	160 791	6 391	154 400	Computers and office furniture
	4 223 951	119 972	4 103 979	

En octobre 2004 (non vérifié), la société a conclu une entente de service pour l'utilisation d'une usine de concassage et de traitement du minerai au coût de 5,00 $US la tonne métrique (minimum de 2 500 tonnes par mois pour 12 500 $ US). L'entente est d'une durée de trois ans et prévoyait des coûts de réhabilitation de l'usine de 150 000 $US qui ont été engagés depuis.

In October 2004 (unaudited), the Company entered into a service agreement for the usage of a crushing plant and treatment mill at a cost of US$5.00 per metric ton (minimum of 2,500 tons per month for US$12,500). The agreement is for a three year period and included the plant refurbishing cost of US$150,000 which have been incurred since

Bâtiments et équipement d'exploration

Exploration building and equipment

	31 mars / March 31, 2004 *(vérifié / audited)*			
	Coût/ Cost	Amortissement cumulé/ Accumulated depreciation	Valeur nette/ Net value	
	$	$	$	
Bâtiments				Building
Camp	168 667	–	168 667	Camp
Machinerie et équipement	359 635	–	359 635	Machinery and equipment
Matériel roulant	100 724	–	100 724	Rolling stock
Mobilier de bureau et équipement informatique	33 038	–	33 038	Computers and office furniture
	662 064	–	662 064	

Tous les bâtiments, usine et équipement d'exploration sont au Mexique

All exploration building, plant and equipment are in Mexico.

10. Capital-actions :

Le capital-actions de la société est établi comme suit :

Actions ordinaires

Autorisé

Un nombre illimité d'actions ordinaires sans valeur nominale.

Émis

Les mouvements dans le capital-actions de la société se détaillent comme suit :

10. Share capital:

The company's share capital is established as follows:

Common Shares

Authorized

An unlimited number of common shares without par value:

Issued

Changes in the Company's share capital were as follows:

	Période de neuf mois terminée le 31 décembre Nine month period ended December 31 2004 *(non vérifié / unaudited)*		**Exercice terminé le 31 mars Year ended March 31 2004** *(vérifié / audited)*		
	Nombre d'actions Number of Shares	**Montant Amount**	**Nombre d'actions Number of Shares**	**Montant Amount**	
		$		$	
Solde au début de la période	35 714 991	16 980 115	10 846 011	3 589 660	Balance at beginning of period
Émises et payées en argent [i)]	12 002 068	9 001 551	20 313 997	12 095 551	Issued and paid in cash [i)]
Moins [i)]:	–	(2 880 496)	–	–	Less [i)]:
Émises à la levée d'options d'achat d'actions	37 084	5 563	621 041	118 658	Issued on the exercise of stock options
Émises à l'exercice de bons de souscription	2 528 334	597 499	2 987 332	582 246	Issued on the exercise of warrants
Émises en contrepartie d'actifs miniers	200 000	24 000	650 000	69 000	Issued for acquisition of mining assets
Émises pour le rachat de royautés	300 000	225 000	–	–	Issued to repurchase royaleties
Émises à titre de commission	–	–	296 610	525 000	Issued as commission
Solde à la fin de la période	50 782 477	23 953 232	35 714 991	16 980 115	Balance at end of period
À être émises					To be issued
À être émises pour l'acquisition d'actifs miniers	–	–	200 000	24 000	To be issued for acquisition of mining assets
Solde des actions émises et à être émises	50 782 477	23 953 232	35 914 991	17 004 115	Balance issued and to be issued

10. Capital-actions (suite) :

i) En novembre 2004 (non vérifié), la société a complété des placements privés de 12 002 068 unités au prix de 0,75$ l'unité pour une contrepartie totale de 9 001 551 $. Chaque unité comprend une action ordinaire et un bon de souscription donnant droit de souscrire à une action ordinaire au prix de 0,90 $ jusqu'en novembre 2006. Des frais d'intermédiation de 568 102 $ ont été payés au comptant.

La juste valeur des bons de souscription inclus dans les unités a été établie selon la méthode de la juste valeur marchande en utilisant le modèle financier Black et Sholes selon les hypothèses suivantes : dividende - 0%, volatilité - 96%, taux d'intérêt sans risque - 4,5 %et durée de vie prévue de 2 ans. La juste valeur attribuée aux bons de souscription s'élève à 2 880 728 $ (note 11).

10. Share capital (continued):

i) In November 2004 (unaudited), the Company completed private placements of 12,002,068 units at a price of $0.75 per unit for total proceeds of $9,001,551. Each unit is comprised of one common share and one common share purchase warrant entitling its holder to purchase one common share at a price of $0.90 until November, 2006. Finders' fees totalling $568,102 were paid in cash.

The fair value of the common share purchase warrants was estimated using the Black and Sholes pricing model based on the following assumptions: Dividend yield - 0%, volatility - 96%, risk free interest rate 4,5%, and an expected life of two years. As a result, the fair value was estimated at $ 2,880,728 (Note 11).

11. Bons de souscription

Les mouvements dans les bons de souscription en circulation se détaillent comme suit :

11. Share Purchase Warrants

A summary of changes in outstanding common share purchase warrants is presented below:

	Période de neuf mois terminée le 31 décembre/ Nine-month period ended December 31, 2004 *(non vérifié / unaudited)*		**Exercice terminé le 31 mars/ Year ended March 31, 2004** *(vérifié / audited)*		
	Nombre/number	$	Nombre/number	$	
Solde au début de la période	20 326 665	–	3 000 000	–	Balance – Beginning of period
Émis					Issued
Placements privés d'unités (note10 i)	12 002 068	2 880 728	20 313 997	–	Private placements of units (Note 10 i)
Exercés	(2 528 334)	–	(2 987 332)	–	Exercised
Solde à la fin de la période	29 800 399	2 880 728	20 326 665	–	Balance – End of period

Prix d'exercice/ Exercise price	**Nombre de bons de souscription au 31 décembre 2004/ Number of warrants as at December 31, 2004**	**Date d'échéance/ Expiry date**
$		
0,17	8 692 667	Septembre/September 2005
0,84	1 406 250	Octobre/October 2005
0,94	2 779 445	Novembre/November 2005
2,50	4 919 969	Décembre/December 2005
0,90	12 002 068	Novembre/November 2006

12. Régime d'options d'achat d'actions

La société a adopté un régime d'options d'achat d'actions (le « régime ») selon lequel le conseil d'administration peut, de temps à autre, attribuer à ses administrateurs, dirigeants, employés et consultants et à ceux de ses filiales des options leur permettant d'acquérir des actions ordinaires de la société. Les conditions et le prix de levée de chaque option sont déterminés par le conseil d'administration. Le nombre maximum d'actions ordinaires dans le capital de la société qui peut être réservé pour attribution en vertu du régime en date du 31 décembre 2004 est égal à 3 700 000 (2 295 000 au 31 mars 2004) et le nombre maximal d'actions ordinaires réservées pour l'attribution à un seul bénéficiaire ne peut dépasser 5 % des actions ordinaires en circulation à la date d'attribution.

Les options doivent être levées au plus tard cinq ans après la date d'attribution. Le prix de levée ne peut être inférieur à la valeur marchande des actions ordinaires à la date d'attribution.

Les mouvements dans les options d'achat d'actions de la société se détaillent comme suit :

12. Stock option plan and compensation costs

The Company maintains a stock option plan (the "Plan") whereby the board of directors may, from time to time, grant to employees, officers, directors or consultants of the Company and its subsidiaries options to acquire common shares of the Company on such terms and at such exercise prices as may be determined by the board. The Plan provides that the maximum number of common shares in the capital of the Company that may be reserved for issuance under the Plan shall be equal to 3,700,000 as at December 31, 2004 (March 31, 2004 – 2,295,000) common shares and that the maximum number of common shares which may be reserved for issuance to any one optionee pursuant to a share option may not exceed 5% of the common shares outstanding at the time of grant.

The options must be exercised within five years of grant.
The exercise price may not be lower than the market of the common shares at the time of grant.

A summary of changes in the Company's common share purchase options is presented below:

	Période de neuf mois terminé le 31 décembre / Nine-month period ended December 31 2004 (non vérifié / unaudited)		Exercice terminé le 31 mars / Year ended March 31 2004 (vérifié / audited)		
	Nombre d'options/ Number of options	**Prix moyen de levée/ Average exercise price**	**Nombre d'options Number of options**	**Prix moyen de levée/ Average exercise price**	
		$		**$**	
Solde au début de la période	1 283 959	0,81	680 000	0,16	Beginning of period
Attribuées	1 400 000	0,75	1 235 000	0,85	Granted
Levées	(37 084)	0,15	(621 041)	0,19	Exercised
Échues ou annulées	(70 625)	0,53	(10 000)	0,20	Expired or cancelled
Solde à la fin de la période	2 576 250	0,79	1 283 959	0,81	End of period

Prix de levée/ Exercise price	Nombre d'options au 31 décembre 2004/ Number of options as at December 31, 2004	Date d'échéance/ Expiry date
$		
0,15	6 250	Février/February 2008
0,85	1 220 000	Octobre/October 2008
0,75	1 350 000	Août / August 2009

12. Régime d'options d'achat d'actions

Conformément au chapitre 3870 du manuel de l'ICCA, la société a comptabilisé le coût relatif aux options émises en 2003 et 2004, gagnées en 2004 selon la méthode de la valeur marchande. Le coût de rémunération à base d'actions pour la période de neuf mois terminée le 31décembre 2004 s'élève à 726 700 $ (non vérifié) (214 700 $ au 31 décembre 2003) dont 352 376 $ capitalisés aux actifs miniers (projets Chihuahua) sur la base des options émises aux dirigeants et consultants travaillant exclusivement au programme d'exploration au Mexique. Le solde de 374 324 $ a été comptabilisé comme charge à l'état des résultats et déficit.

La valeur marchande des options octroyées au cours de la période terminée le 31 décembre 2004 a été estimée en utilisant le modèle Black-Sholes selon sur les hypothèses suivantes (non vérifié):

Dividende moyen par action	– $
Volatilité	104 %
Taux d'intérêt sans risque	3,5 %
Durée estimative	4 ans
Prix de l'option	0,75 $
Moyenne pondérée de la valeur estimative des options	0,54 $

12. Stock option plan and compensation costs

In accordance with CICA chapter 3870, the Company accounted for options granted in 2003 using the fair value method. Total stock compensation costs for the nine-month period ended December 31, 2004 amount to $726,700 (unaudited) (December 31, 2003 –$214,700) including $352,376 capitalized to mining assets as part of the Chihuahua project costs on the basis that the options were granted to officers and consultants exclusively involved in the exploration program in Mexico. The balance of $374 324 was accounted for as expenses in the Statements of operations and deficit.

The fair value of the options granted during the period ended December 31, 2004 was estimated using the Black-Scholes option-pricing model based on the following assumptions (unaudited):

Average dividend per share	$–
Volatility	104%
Risk-free interest rate	3.5%
Expected life of options	4 years
Option price	$0.75
Weighted average of the estimated fair value of each option	$0.54

13. Surplus d'apport :

13. Contributed surplus:

	Période de neuf mois terminée le 31 décembre Nine-month period ended December 31 2004 *(non vérifié / unaudited)*	**Exercice terminé le 31 mars Year ended March 31 2004** *(vérifié / audited)*	
	$	**$**	
Solde au début de la période	480 675	-	Balance at beginning of period
Rémunération à base d'actions (note 12)	726 700	480 675	Stock compensation cost (Note 12)
Solde à la fin de la période	1 207 375	480 675	Balance at end of period

14. Flux de trésorerie :

La variation des éléments hors caisse des activités d'exploitation se détaille comme suit :

14. Statements of cash flows:

The net change in non-cash working capital items is as follows:

	Période de neuf mois terminée le 31 décembre/ Nine-month period ended December 30 (non vérifié / unaudited)		**Exercice financier termniné le 31 mars/ Year-ended 31 mars / March 31** *(vérifié / audited)*		
	2004	**2003**	**2004**	**2003**	
	$	**$**	**$**	**$**	
Débiteurs	(599 897)	(32 022)	(78 163)	56 215	Accounts receivable
Frais payés d'avance	(430 069)	550	(22 887)	30 713	Prepaid expenses
Créditeurs et frais courus	159 723	43 677	103 652	(82 127)	Accounts payable and accrued liabilities
	(870 783)	12 205	2 602	4 801	

15. Opérations entre apparentés :

Au cours de la période de neuf mois terminée le 31 décembre 2004, des sociétés contrôlées par des dirigeants de la société ont chargé des honoraires de consultation de 501 837 $ (149 315 $ pour la période correspondante de 2003) dont 463 168 $ capitalisés dans les frais d'exploration reportés (100 350 $ en 2003 et 8 505 $ inclus dans les frais d'émission d'actions).

Au cours de cette période la société, a versé des bonis à des dirigeants totalisant 37 500 $ et à des administrateurs totalisant 150 000 $.

En octobre 2004 des dirigeants et administrateurs de la société ont effectués des placements privés en unités de la société (voir conditions note 10) pour un montant total de 773 300 $

Au cours de la période de neuf mois terminée le 31 décembre 2004, une société contrôlé par un administrateur a chargé des frais d'analyse et d'échantillonnage de 11 431 $ qui ont été capitalisés dans les frais d'exploration reportés (néant en 2003).

Les opérations entre apparentés ont eu lieu dans le cours normal des activités et sont mesurées à la valeur d'échange, soit le montant de la contrepartie établie et acceptée par les apparentés.

15. Related party transactions:

During the nine-month period ended December 31, 2004, companies controlled by officers of the Company charged consulting fees amounting to $501 837 ($149,315 for the corresponding period in 2003), $463,168including $100,350 capitalized to deferred exploration costs ($100,350 in 2003 and $8,505 included in share issue expenses).

During the period the Company paid bonuses to officers and director $37,500 and $150,000 respectively.

In October 2004, directors and officers of the Company performed private placements of units (see terms described in Note 10) for a total consideration of $773,300.

During the nine-month period ended December 31, 2004, a company controlled by a director charged sampling and analysis costs amounting to $11,431 which were capitalized to mining assets (nil in 2003).

The related party transaction occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

16. Engagement :

Les engagements financiers sont les suivants :

- Bail de cinq ans avec un loyer annuel est de 50 000 $.
- Entente de service pour l'utilisation d'une usine de concassage et de traitement du minerai au coût de 5,00 $US la tonne métrique (minimum de 2 500 tonnes par mois). L'entente est d'une durée de trois ans et prévoyait des coûts de réhabilitation de l'usine au montant de 150 000 $ US qui ont été engagés depuis.

17. Chiffres correspondants :

Les chiffres correspondants comportent certains retraitements en vue de les rendre conformes à la présentation de l'exercice courant.

16. Commitment:

The Company's financial commitments are as follows:

- A five-year lease at an annual rent of $50,000.
- Service agreement for the use of a crushing plant and treatment mill at a cost of US$5.00 per metric tonne (minimum of 2,500 tonnes per month). The agreement has a term of three years and provided for cost of refurbishing the plant in the amount of US$150,000, which have been incurred since.

17. Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

Exploration Dia Bras inc.

Dia Bras Exploration Inc.

630, boul. René-Lévesque ouest, Bureau 2930

Montréal (Québec) H3B 1S6

Téléphone : (514) 866-6001 Télécopieur : (514) 866-6193

Site internet / Web site : **www.diabras.com**


RECEIVED
2005 JUN 19 A 10:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

THIRD QUARTER ENDED DECEMBER 31, 2004

ISSUER DETAILS

FOR 3RD QUARTER ENDED:	December 31, 2004
DATE OF REPORT:	March 3, 2005
NAME OF ISSUER:	**Dia Bras Exploration Inc.**
ISSUER ADDRESS:	630, René-Lévesque Blvd. West Suite 2930 Montreal, Quebec, Canada H3B 1S6
ISSUER FAX NUMBER:	(514) 866-6193
ISSUER TELEPHONE NUMBER:	(514) 866-6001
CONTACT NAME:	**Léonard Teoli**
CONTACT POSITION:	Chief of financial operations
CONTACT TELEPHONE NUMBER:	(514) 866-6001 – Ext. 226
CONTACT EMAIL ADDRESS:	lteoli@sgv.ca
WEB SITE ADDRESS:	WWW.DIABRAS.COM

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
(s) *Philip Renaud*	**PHILIP RENAUD**	2005/03/03

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
(s) *André St-Michel*	**ANDRÉ ST-MICHEL**	2005/03/03

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

THIRD QUARTER ENDED DECEMBER 31, 2004

SCHEDULE "A"

CONSOLIDATED FINANCIAL STATEMENTS

See unaudited consolidated Financial Statements for the second quarter ended December 31, 2004, filed separately.

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

THIRD QUARTER ENDED DECEMBER 31, 2004

SCHEDULE "B"

SUPPLEMENTARY INFORMATION

1. ANALYSIS OF COST AND DEFERRED EXPLORATION COSTS

Analyse des coûts et frais d'exploration reportés — **Analysis of cost and deferred exploration costs**

Coût et frais d'exploration reportés — **Cost and deferred exploration expenses**

	Période de neuf mois terminée le 31 décembre Nine-month period ended December 31, 2004 (non vérifié / unaudited)	Exercice terminé le 31 mars Year ended March 31, 2004 (vérifié / audited)	
	$	$	
Solde au début de la période	**2 552 001**	**28 000**	**Balance at beginning of period**
Coûts d'acquisition et permis	1 386 420	564 822	Property acquisition and related costs
Reconnaissance et échantillonnage	340 574	75 890	Reconnaissance and sampling
Planification, cartographie et rapport géologique	-	19 425	Planning, mapping and geological reports
Consultation en géologie et gestion	567 940	486 977	Geology consulting and management
Levés géophysiques	101 423	637 893	Geophysical survey
Forage	1 849 223	255 742	Drilling
Main d'œuvre locale et administration	320 427	74 035	Local administration and labour
Transport	447 632	184 467	Transportation
Chemins	187 761	37 575	Roads
Amortissement capitalisé	172 382	–	Capitalized depreciation
Rémunération à base d'actions	352 376	187 175	Stock compensation costs
Radiation	(280 578)	–	
Solde à la fin de la période	**8 106 373**	**2 552 001**	**Balance at end of period**

2. RELATED PARTY TRANSACTIONS

See Note 15 to the 3rd quarter ended December 31, 2004 unaudited consolidated Financial Statements.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED IN THE PERIOD

- 12,768,735 common shares issued
- 12,002,068 issued during the quarter
- no options granted during the period

4. SUMMARY OF SECURITIES AS AT DECEMBER 31, 2004

See Note 10, 11 and 12 to the third quarter ended December 31, 2004 unaudited consolidated Financial Statements.

5. LIST OF DIRECTORS AND OFFICERS AS AT MARCH 3, 2005

Directors: Réjean Gosselin, Philip Renaud, Mousseau Tremblay, André St-Michel, Robert Hirsh and Jim A. Culver

Officers: Réjean Gosselin, *President*
André St-Michel, *Executive Vice-President*
Léonard Teoli, *Vice-President, Finance*
Luce L. Saint-Pierre, *Corporate Secretary*

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

THIRD QUARTER ENDED DECEMBER 31, 2004

SCHEDULE "C"

MANAGEMENT DICUSSION ANALYSIS

See the attached Management Discussion Analysis for the nine-month period ended December 31, 2004 as of March 2, 2005

EXPLORATION DIA BRAS INC.

RAPPORT DE GESTION

Le présent rapport de gestion est conforme à la règle 51-102A des autorités canadiennes en valeurs mobilières en matière d'information continue pour les émetteurs assujettis. Il constitue un complément et un supplément aux états financiers trimestriels et devrait être lu conjointement avec ces derniers. Il représente le point de vue de la direction sur les activités courantes de la société et sur ses résultats financiers passés et actuels ainsi qu'un aperçu des activités au cours des prochains mois.

1.1 DATE :

Le présent rapport de gestion pour la période de neuf mois terminée le 31 décembre 2004 est daté du 2 mars 2005.

1.2 PERFORMANCE GLOBALE, RÉSULTATS DES OPÉRATIONS ET ACTIVITÉS D'EXPLORATION :

Exploration Dia Bras Inc. (la « société ») est une société d'exploration minière détenant des droits ou des options sur treize propriétés couvrant plus de 16 000 hectares dans l'État de Chihuahua au Mexique.

Au cours du trimestre terminé le 31 décembre 2004, la société a concentré ses efforts sur ses projets polymétalliques mexicains et abandonné son option sur les propriétés McKaskill et Magpie dans la région de Wawa en Ontario pour lesquelles les obligations de travaux n'avaient pas été respectées. Conséquemment, la société a comptabilisé une radiation d'actif minier au montant de 280 578 $.

La société n'a aucun revenu d'opération car aucune de ses propriétés n'est au stade de la production.

Au cours du trimestre terminé le 31 décembre 2004, la société a encouru une perte de 1 201 814 $ (0,03 $ par action) (perte cumulative de 1 599 348$ pour la période de neuf mois) comparativement à une perte de 542 421 $ (0,02 $ par action) (perte cumulative de 687 998 $) pour la même période de 2003.

Les activités de la société au Mexique se sont développées au cours de la dernière année et elles occasionnent de nouvelles dépenses au bureau de Montréal, comme des frais et assurances de voyage, ainsi qu'une augmentation d'autres dépenses comme les frais de personnel et de consultants.

Au cours du trimestre, la société a poursuivi ses efforts de promotion. Par conséquent, elle a encouru des coûts additionnels au titre de promotion et relations aux investisseurs, dont compris la publication d'un rapport annuel plus élaboré. Suite à une visite des projets par un géologue indépendant, la société a aussi préparé une tournée de représentation en Europe qui a eu lieu en octobre et qui lui a permis de compléter des placements privés totalisant 9 001 551 $.

DIA BRAS EXPLORATION INC.

MANAGEMENT DISCUSSION AND ANALYSIS

This management discussion and analysis follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuer. It is a complement and supplement to the quarterly financial statements and should be read in conjunction with those statements. It represents the view of management on current Company activities, past and current financial results, as well as an outlook of activities of the coming months.

1.1 DATE:

This Management discussion and analysis for the nine-month period ended December 31, 2004 is as of March 2, 2005.

1.2 OVERALL PERFORMANCE, RESULTS OF OPERATION AND EXPLORATION ACTIVITIES :

Dia Bras Exploration Inc. (the "Company") is a mining exploration company with 13 properties or options on properties covering more than 16,000 hectares in the State of Chihuahua in Mexico.

During the quarter ended December 31, 2004, focusing its effort toward its polymetallical mexican projects, the Company abandoned its option on the MacKaskill and Magpie properties in the Wawa region where work obligations had not been met. Accordingly, the Company recorded a write-off of mining asset amounting to $280,578.

The Company has no operating income since none of its properties are at the production stage.

During the quarter ended December 31, 2004, the Company incurred a loss of $1,201,814 ($0.03 per share) (cumulative loss of $1,599,348 for the nine-month period) compared to a loss of $542,421 ($0.02 per share) (cumulative loss of $687,998) for the same period in 2003.

The Company's activities in Mexico expanded during the last year and this development of activities involved new expenses at the Montreal office, such as traveling costs and insurance, as well as an increase in other expenses such as the cost of personnel and consultants.

During the quarter, the Company continued its promotional effort. Therefore, additional costs have been incurred for promotion and investors relation services including the publication of a more elaborate annual report. Following the visit of an independent geologist, the Company also planned an European road show which took place in October and following which it completed private placements totalling $9,001,551.

1.2 PERFORMANCE GLOBALE, RÉSULTATS DES OPÉRATIONS ET ACTIVITÉS D'EXPLORATION (SUITE) :

Au Mexique, la société a également planifié le programme d'échantillonnage en vrac qui a débuté de façon modérée en février 2005.

Une équipe s'est affairée à remettre en condition l'usine de Mal Paso qui traitera le minerai du programme d'échantillonnage en vrac.

En juillet 2004, la société a complété l'acquisition des propriétés Promontorio et Hidalgo où se trouve un gîte à haute teneur en cuivre, or et argent couvrant une superficie de 45 hectares dans la région de Ocampo dans l'État de Chihuahua. Selon Mine Development Associates, les gîtes contiendraient 1 023 000 tonnes métriques comprenant des teneurs de 4,04 % Cu, 2,61 g/t Au et 69,79 g/t Ag.

Au cours du trimestre, la société a acquis les droits sur la propriété El Magistral qui entoure les propriétés Promontorio et Hidalgo.

Opérations, camp, équipement et autres :

Camp

Deux camps sont opérationnels : un mini camp sur la propriété Promontorio constitué de maisons mobiles, cuisine et bureau et le camp de Cieneguita, sur la propriété Bolivar. Ce dernier est un camp amovible comprenant des bureaux, installations de cartographie, chambres, cuisine, entrepôts, remise pour les carottes, garage et héliport.

Équipements miniers

Des acquisitions additionnelles d'équipements miniers ont été effectuées au cours du dernier trimestre dont onze chargeurs pour un coût incluant transport de plus de 1 million $, ainsi que des véhicules de terrain et des accessoires de forage.

Opérations

Bolivar :

Cette propriété constitue une priorité pour la société. Les travaux de développement ont commencé dans la mine souterraine afin d'en améliorer l'état et faciliter l'accès aux galeries existantes. Un mineur spécialisé a été engagé pour superviser tous les aspects de l'opération. La logistique de transport a été testée au cours du trimestre. Le minerai est transporté par camion de la mine au village de Bahuichivo à environ 60 km sur des routes de terres, d'où il est expédié par train à Cuahtemoc, près de Malpaso et, de là, transporté par camion à l'usine.

Au cours du trimestre, 69 trous de forage représentant plus de 11 000 mètres ont été effectués sur la propriété pour un cumulatif de 102 trous et 16 462 mètres. Au 31 décembre 2004, les coûts encourus sur le projet s'élèvent à 2 411 696 $.

1.2 OVERALL PERFORMANCE, RESULTS OF OPERATION AND EXPLORATION ACTIVITIES (CONTINUED) :

In Mexico, the Company also planned the bulk sampling program which has started slowly in February 2005.

A team unit has worked to refurbish the Mal Paso mill which will process the ore during the bulk sampling program.

In July 2004, the Company acquired the Promontorio and Hidalgo properties where a high grade copper, gold and silver ore deposit is located covering 45 hectares in the region of Ocampo in the State of Chihuahua. According to Mine Development Associates, the deposits contain 1,023,000 metric tonnes including grades of 4.04% Cu, 2.61g/t Au and 69.79 g/t Ag.

During the quarter, the Company acquired the rights to the El Magistral property which surrounds the Promontorio an Hidalgo properties.

Operations, Camp, Equipment and Others:

Camp

Two camps are in operation. A mini-camp on the Promontorio property with mobile homes, kitchen and offices. The Cieneguita camp, on the Bolivar property, is a moveable camp which includes offices, mapping facilities, rooms, kitchen, warehouses, core shack, garage and a helicopter base.

Mining Equipment

Additional mining equipments were acquired during the last quarter including of eleven dump trucks at a cost including transport in excess of $1 million, as well as field vehicles and drilling accessories.

Operations

Bolivar:

This property is the priority for the company. Development work has started in the underground mine to improve its state and facilitate access to the existing galleries. A mine specialist has been hired to supervise all aspects of the operation. Transport logistic has been tested during the quarter. Ore will be transported by dump trucks from the mine site to the village of Bahuichivo, about 60 km on dirt roads, from where it is carried by train to Cuautemoc, near, Mal Paso where trucks will carry the ore to the mill.

During the quarter, 69 holes were drilled on the Bolivar property for a total of over 11,000 meters, for a cumulative 102 holes and 16,462 meters. Total costs incurred on the project as at December 31, 2004 amount to $2,411,696.

1.2 PERFORMANCE GLOBALE, RÉSULTATS DES OPÉRATIONS ET ACTIVITÉS D'EXPLORATION (SUITE) :

Projet Promontorio :

Dans le cadre du programme de forage qui a débuté au cours du troisième trimestre, 15 trous ont été forés pour un total de 3 176 mètres. Comme la société va concentrer ses efforts sur la propriété Bolivar, la direction a décidé de réduire les travaux d'exploration sur Promontorio au cours du prochain trimestre.

1.2 OVERALL PERFORMANCE, RESULTS OF OPERATION AND EXPLORATION ACTIVITIES (CONTINUED) :

Promontorio Project:

During the drilling program started in the third quarter, 15 holes have been drilled for a total of 3,176 meters. As the Company will focus on the Bolivar project, management has decided to reduce the level of exploration at Promontorio over the next quarter.

1.3 INFORMATION ANNUELLE CHOISIE:

1.3 SELECTED ANNUAL INFORMATION:

Exercise financier teminé/Year ended le 31 mars/March 31

	2004	2003	2002	
	$	$	$	
Ventes	-	-	-	Sales
Radiation d'actifs miniers	-		1 308 589	Write-off of mining assets
Perte d'exercice	1 176 702	685 484	1 437 355	Net loss
Perte par action	0,05	0,07	0,20	Loss per share
Actif total	11 910 623	163 164	533 900	Total asset
Fond de roulement	8 139 983	32 241	28 683	Working capital

1.4 RÉSUMÉ DES RÉSULTATS TRIMESTRIELS :

1.4 SUMMARY OF QUARTERLY RESULTS:

Trimestre terminé le	Perte/Loss	Perte par action/ Loss per share	Quarter ended
	$	$	
30 septembre 2004	254 940	0,01	September 30, 2004
30 juin 2004	142 594	0,01	June 30, 2004
31 mars 2004	521 083	0,02	March 31, 2004
31 décembre 2003	540 914	0,03	December 31,2003
30 septembre 2003	124 270	0,01	September 30, 2003
30 juin 2003	21 307	0,01	June 30, 2003
31 mars 2003	318 002	0,09	March 31, 2003
31 décembre 2002	328 405	0,02	December 31, 2002

Jusqu'au trimestre terminé le 30 septembre 2003, la société avait peu d'activités. Les charges corporatives étaient à leur niveau minimal. Les derniers travaux d'exploration avaient été effectués au cours de l'année 2002 sur les propriétés diamantifères de Wawa.

À compter du deuxième trimestre de 2003-2004, des coûts ont été engagés afin d'évaluer le potentiel d'exploration de propriétés du Mexique. Suite à l'acquisition des premières propriétés et la reprise continue dans l'industrie, des efforts ont permis de financer plus de 12 millions $ pour établir un programme d'exploration au Mexique. Avec des fonds disponibles, la société a pu augmenter son personnel ainsi que retenir les services de consultants en gestion et promotion, ce qui a eu pour effet d'accroître les frais corporatifs.

A considérer également depuis 2003-2004, la charge relative à la valeur des options octroyées et gagnées qui se révèle une charge importante non monétaire à l'état des résultats.

Until the quarter ended September 30, 2003, the company had very limited activities. Corporate costs were maintained at their minimal level. The last exploration work had been performed during 2002 on the diamondiferous Wawa properties.

Since the second quarter of 2003-2004, some costs were incurred to evaluate the exploration potential of Mexican properties. Following the acquisition of the first properties, combined with the continued revival of the industry, efforts have enabled the Company to raise over $12 million in financing to establish an exploration program in Mexico. With availability of funds, the company could increase personnel and consulting assistance in management and promotional activities which resulted in a higher level of corporate costs.

Since 2003-2004 an additional element to consider is the expense for options granted and vested which represent an important non monetary item on the Statement of Operations.

1.5 LIQUIDITÉS :

Au 31 décembre 2004, la société a un fonds de roulement de 7 459 544 $ dont 6 432 390 $ en encaisse et dépôts à terme comparativement à 8 139 983 $ au 31 mars 2004 dont 8 207 091 $ en encaisse et dépôts à terme.

Au 31 décembre 2004, 29 800 399 bons de souscription sont en circulation qui viennent à échéance de septembre à décembre 2005 à un prix d'exercice moyen de 0,82 $, ce qui représente une source potentielle de financement d'environ 28,3 millions $.

1.6 SOURCE DE FINANCEMENT, AUTRES ACTIVITÉS D'INVESTISSEMENT ET ENGAGEMENT FINANCIER :

Sources de financement en capital :

La disponibilité des fonds est liée aux marchés des capitaux. La société est confiante qu'en continuant à démontrer la qualité de ses propriétés, elle sera en mesure d'obtenir le financement requis pour leur développement. La principale source de financement de la société est l'émission de capital-actions.

Autres activités d'investissement :

En octobre 2004, la société a conclu une entente avec Ecu Silver Mining Inc. («Ecu Silver») visant l'acquisition par Ecu Silver des droits sur la technologie Nichromet pour ses projets au Mexique en contrepartie de 1 000 000 d'actions ordinaires et d'une royauté nette d'affinage de 1,5 %. La contrepartie sera partagée également avec Nichromet Extraction Inc. (« Nichromet »). La société agissait à titre d'agent de Nichromet dont elle détient une licence pour le Mexique. Dans le cadre de cette opération, la société a effectué un placement privé de 200 000 $ en contrepartie de 666 666 unités de Ecu Silver. Chaque unité comprend une action ordinaire et un bon de souscription à une action ordinaire. Le produit de ce placement sera utilisé par Ecu Silver pour l'installation d'un laboratoire métallurgique afin de tester les échantillons utilisant la technologie Nichromet. De plus, Dia Bras aura le droit d'utiliser, au coût plus 10%, le laboratoire et toute usine pilote qui serait construite par la suite.

Engagement financier :

Les engagements financiers sont les suivants :

- Bail de cinq ans avec un loyer annuel est de 50 000 $.
- Entente de service pour l'utilisation d'une usine de concassage et de traitement du minerai au coût de 5,00 $US la tonne métrique (minimum de 2 500 tonnes par mois). L'entente est d'une durée de trois ans et prévoyait des coûts de réhabilitation de l'usine au montant de 150 000 $ US qui ont été engagés depuis.

1.5 LIQUIDITY:

As at December 31, 2004, the Company has a working capital of $7,459,544 including $6,432,390 in cash and term deposits compared to $8,139,983 as at March 31, 2004, including $8,207,091 in cash and short-term deposits.

As at December 31, 2004, there were 29,800,399 warrants outstanding expiring between September and December 2005 at an average exercise price of $0.82, which represent a potential source of financing of approximately $28.3 million.

1.6 CAPITAL RESOURCES, OTHER INVESTING ACTIVITIES AND FINANCIAL COMMITMENT:

Capital resources:

The availability of funds depends on the capital markets. The Company is confident that, by continuing to demonstrate the quality of its properties, it will be able to finance the development process. The main source of financing of the Company is the issuance of equity shares.

Other investing activities:

In October 2004, the Company signed an agreement with Ecu Silver Mining Inc ("Ecu Silver") for the acquisition by Ecu Silver of the right to utilize the Nichromet technology for its mining projects in Mexico in consideration for 1,000,000 common shares and a 1.5% NSR royalty. The consideration is shared equally with Nicromet Extraction Inc. ("Nichromet"). The Company holds a Nichromet license for Mexico and was acting as agent. As part of this transaction, the Company made a private placement of $200,000 in consideration for 666,666 units of Ecu Silver, each unit being comprised of one common share and one common share purchase warrant. The proceeds of the private placement will be used by Ecu Silver for the installation of a metallurgical laboratory to test samples using the Nichromet technology. Moreover, Dia Bras will have the right to use the metallurgical laboratory, and any pilot plant that could be built subsequently, at cost plus 10%.

Financial commitment:

The Company's financial commitments are as follows:

- A five-year lease at an annual rent of $50,000.
- Service agreement for the use of a crushing plant and treatment mill at a cost of US$5.00 per metric tonne (minimum of 2,500 tonnes per month). The agreement has a term of three years and provided for cost of refurbishing the plant in the amount of US$150,000 which have been incurred since.

1.7 OPÉRATIONS ENTRE APPARENTÉS :

Au cours de la période de neuf mois terminée le 31 décembre 2004, des sociétés contrôlées par des dirigeants de la société ont chargé des honoraires de consultation de 501 837 $ (149 315 $ pour la période correspondante de 2003) dont 463 168 $ capitalisés dans les frais d'exploration reportés (100 350 $ en 2003 et 8 505 $ inclus dans les frais d'émission d'actions).

Au cours de cette période la société, a versé des bonis à des dirigeants totalisant 37 500 $ et à des administrateurs totalisant 150 000 $.

En octobre 2004 des dirigeants et administrateurs de la société ont effectués des placements privés en unités de la société (voir conditions note 10) pour un montant total de 773 300 $.

Au cours de la période de neuf mois terminée le 31 décembre 2004, une société contrôlé par un administrateur a chargé des frais d'analyse et d'échantillonnage de 11 431 $ qui ont été capitalisés dans les frais d'exploration reportés (néant en 2003).

Les opérations entre apparentés ont eu lieu dans le cours normal des activités et sont mesurées à la valeur d'échange, soit le montant de la contrepartie établie et acceptée par les apparentés.

1.7 RELATED PARTY TRANSACTION:

During the nine-month period ended December 31, 2004, companies controlled by officers of the Company charged consulting fees amounting to $501 837 ($149,315 for the corresponding period in 2003), $463,168including $100,350 capitalized to deferred exploration costs ($100,350 in 2003 and $8,505 included in share issue expenses).

During the period the Company paid bonuses to officers and director $37,500 and $150,000 respectively.

In October 2004, directors and officers of the Company performed private placements of units (see terms described in Note 10) for a total consideration of $773,300.

During the nine-month period ended December 31, 2004, a company controlled by a director charged sampling and analysis costs amounting to $11,431 which were capitalized to mining assets (nil in 2003).

The related party transaction occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

1.8 PRINCIPALES ESTIMATIONS COMPTABLES :

Utilisation d'estimations :

Pour préparer les états financiers conformément aux principes comptables généralement reconnus du Canada, la direction doit faire des estimations et formuler des hypothèses ayant une incidence sur les montants présentés de l'actif et du passif de et sur la présentation de l'actif et du passif éventuels à la date des états financiers, ainsi que sur les montants des produits et des charges pour la période de présentation de l'information. Les résultats réels peuvent différer de ces estimations.

Actifs miniers :

Les actifs miniers comprennent des droits dans des propriétés minières et des frais d'exploration reportés. Les frais d'exploration sont reportés jusqu'à ce que la rentabilité économique du projet soit déterminée alors qu'ils sont alors transférés aux propriétés minières. Les coûts sont radiés lorsque les propriétés sont abandonnées ou que leur récupération devient incertaine. La direction a ainsi défini l'incertitude : aucunes ressources financières disponibles pour le développement pour une période de trois années consécutives ou résultats des travaux d'exploration ne justifiant pas d'investissements additionnels.

1.8 CRITICAL ACCOUNTING POLICIES:

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Mining assets:

Mining assets include rights in mining properties and deferred exploration expenses. Exploration expenses are deferred until the economic viability of the project has been established, at which time the expenses are added to mining properties. Expenses are written off when properties are abandoned or when expense recovery becomes uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

1.9 Changement de conventions comptables et adoption de nouvelles conventions comptables :

Nouvelle convention comptable :

L'actif incorporel est comptabilisé au coût et amorti selon la méthode linéaire sur une période de deux ans.

1.10 Risques et incertitudes :

Divulgation d'informations prospectives :

Ce rapport de gestion inclut certaines divulgations d'informations prospectives qui sont bases sur les expectatives de la société, estimations et projections concernant l'entreprise, l'industrie minière et l'environnement économique dans laquelle elle opère. Ces informations ne sont pas garantes de la performance future et comporte des risques et incertitudes qui sont difficilement contrôlables ou prévisibles. Conséquemment, les résultats réels peuvent différés de façon matérielle des informations prospectives présentes et le lecteur ne devrait pas s'y fier de façon indue. Une divulgation d'information prospective ne parle qu'à la date qu'elle est formulée.

Risques inhérents aux affaires :

L'exploration et la mise en valeur de gisements miniers comportent des risques importants que même une évaluation soignée, l'expérience et le savoir-faire ne peuvent éliminer. Toutes les propriétés minières de la société sont au stade d'exploration. Rien ne garantit que les campagnes d'exploration de la société résulteront dans la découverte de gisements commercialement rentables. La société a de nombreux concurrents disposant de plus de ressources financières, techniques ou autres.

La société a pris des mesures conformes aux standards de l'industrie pour des propriétés à ce stade de l'exploration afin d'obtenir les titres de ses propriétés. Toutefois, rien ne garantit que les titres des propriétés de la société ne seront pas contestés. Les titres de propriété peuvent être assujettis à des ententes ou à des transferts précédents non enregistrés et peuvent être affectés par des défauts non détectés.

Le prix du marché des métaux communs et précieux est également un facteur de risque qui peut avoir un effet direct sur le succès des opérations de la société.

1.10 Risques et incertitudes :

Devises :

La société a des opérations à l'étranger effectuées en devises et est donc assujettie au risque de change. La société achète des devises selon les besoins établis dans le budget d'exploration.

1.9 Change in accounting policies and new accounting policy:

New accounting policy:

The intangible asset is recorded at cost and depreciated on a straight-line basis over a two-year period.

1.10 Risks and uncertainties:

Forward Looking Statements:

This MD&A contains forward-looking statements that are based on the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements. Statements speak only as of the date on which they are made.

Business Risk:

The exploration for and development of mineral deposits involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are in the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

The Company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company operations.

1.10 Risks and uncertainties:

Foreign exchange rate:

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. It buys its currencies based on its exploration budget.

1.10 RISQUES ET INCERTITUDES (SUITE):

Risques de taux d'intérêt :

Les comptes débiteurs ainsi que les comptes créditeurs et frais courus de la société ne portent pas intérêt. Les espèces et quasi-espèces et le dépôt à court terme portent intérêt à des taux variables.

1.11 IMPLICATION SOCIALE:

La société est fière d'être impliquée activement avec les communautés natives locales. La société demeure en communication régulière avec ces communautés afin de les garder informées sur ses plans de développement. La société emploie le plus de personnes possible autant comme assistants sur les projets qu'aux différents camps, soit dans les bureaux, entrepôts et/ou à la cuisine. La société continue de bâtir et d'améliorer les routes de terre. La société a fait des dons à la communauté en espèces à des établissements religieux et médicaux ou en matériel comme des équipements informatiques pour l'école locale.

La société veut être reconnue comme un citoyen honorable et s'engage à poser les gestes nécessaires aussi longtemps qu'elle demeurera active dans la région.

1.12 PERSPECTIVES :

Le niveau des activités sur les projets du Mexique est en constante croissance depuis janvier 2004 et cette croissance continuera suite à la clôture des financements de 9 millions $ en novembre 2004.

La société s'attend à obtenir environ 1 385 000 $ de l'exercice des bons de souscription à 0,17 $ qui serviront autant au fonds de roulement qu'aux activités d'exploration.

Les travaux de forage se poursuivront sur la propriété Bolivar où la société prépare le forage de définition ainsi que sur la propriété Promontorio.

Les plans de mise en valeur de la propriété Bolivar sont en préparation. Si tout fonctionne comme prévu, la société devrait poursuivre et intensifier son programme d'échantillonnage en vrac (100 tonnes par jour) sur la propriété Bolivar. Cette activité représente la première étape de l'étude de pré-faisabilité du projet. La société contrôlera et gérera les opérations de traitement à l'usine de Mal Paso dans l'État de Chihuahua en vertu d'une entente conclue en octobre dernier.

La société demeure à l'affût de toute opportunité intéressante qui pourrait s'offrir dans la région de la Sierra Madre.

1.10 RISKS AND UNCERTAINTIES (CONTINUED):

Interest rate risk:

The Company's accounts receivable and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents and short-term deposit bear interest at variable rates.

1.11 SOCIAL INVOLVEMENT :

The Company is proud to be involved with local native communities. The Company is in regular communications with indigenous communities keeping them informed of the expected plans for development. It employs as many people as possible either as field assistant or at the camps, in the office, warehouses or kitchen. The Company continues to build and improve dirt roads. The Company has made several community charitable donations in either cash or material such has supplying local school with computer equipment, donating to religious and medical establishment.

The Company wants to be recognized as being an honourable citizen and is committed to make such actions as long as it remains active in the area.

1.12 OUTLOOK:

The level of activity on the Mexican projects has been increasing constantly since January 2004, and this increase should continue following the closing of financing of $9 million in November 2004.

The company expects to obtain approximately $1,385,000 from the exercise of share purchase warrants at $0.17, which will be used for the working capital as well as for exploration activities.

Drilling program will continue on the Bolivar property where the Company prepares definition drilling and also on the Promontorio property.

Mining plans for the Bolivar Mine are in preparation. If everything goes as expected, the Company will continue and intensified its bulk sampling program on the Bolivar property. This activity is the first stage of the pre-feasibility study of the project. The Company will control and manage the operations at the Mal Paso plant in the State of Chihuahua following an agreement concluded last October.

The Company will remain alert to evaluate any other opportunity which may arise in the Sierra Madre region.

1.13 AUTRES ÉLÉMENTS DE L'ANALYSE PAR LA DIRECTION DE LA SITUATION FINANCIÈRE :

(a) Des informations additionnelles sont disponibles sur SEDAR à www.sedar.com ainsi que sur le site web de la société à www.diabras.com .

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Le détail des coûts et frais d'exploration reportés pour la période de neuf mois terminée le 31 décembre 2004 ainsi que pour l'exercice financier terminé le 31 mars 2004 sont présentés ci-dessous.

1.13 OTHER REQUIREMENTS IN THE MANAGEMENT DISCUSSION AND ANALYSIS:

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's web site at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Below is the detailed analysis of exploration expenditures incurred for the nine-month period ended December 31, 2004 and for the year ended March 31, 2004.

Analyse des coûts et frais d'exploration reportés

Analysis of cost and deferred exploration costs

Coût et frais d'exploration reportés

Cost and deferred exploration expenses

	Période de neuf mois terminée le 31 décembre Nine-month period ended December 31, 2004 *(non vérifié / unaudited)*	Exercice terminé le 31 mars Year ended March 31, 2004 *(vérifié / audited)*	
	$	$	
Solde au début de la période	**2 552 001**	**28 000**	**Balance at beginning of period**
Coûts d'acquisition et permis	1 386 420	564 822	Property acquisition and related costs
Reconnaissance et échantillonnage	340 574	75 890	Reconnaissance and sampling
Planification, cartographie et rapport géologique	-	19 425	Planning, mapping and geological reports
Consultation en géologie et gestion	567 940	486 977	Geology consulting and management
Levés géophysiques	101 423	637 893	Geophysical survey
Forage	1 849 223	255 742	Drilling
Main d'œuvre locale et administration	320 427	74 035	Local administration and labour
Transport	447 632	184 467	Transportation
Chemins	187 761	37 575	Roads
Amortissement capitalisé	172 382	–	Capitalized depreciation
Rémunération à base d'actions	352 376	187 175	Stock compensation costs
Radiation	(280 578)	–	
Solde à la fin de la période	**8 106 373**	**2 552 001**	**Balance at end of period**

1.13 AUTRES ELEMENTS DE L'ANALYSE PAR LA DIRECTION DE LA SITUATION FINANCIERE :

(ii) INSTRUMENT NATIONAL 51-102 – SECTION 5.4

Divulgation au 1er mars 2005 des données relatives aux titres en circulation

Actions ordinaires : **51 327 477**

Bons de souscription : (chaque bon donne droit au porteur de souscrire une action ordinaire de la société au prix d'exercice indiqué jusqu'à la date d'échéance) : 29 255 399

1.13 OTHER REQUIREMENTS IN THE MANAGEMENT DISCUSSION AND ANALYSIS:

(ii) NATIONAL INSTRUMENT 51-102 – SECTION 5.4

Disclosure of Outstanding Securities as at March 1s, 2005

Common shares: **51,327,477**

Warrants (each warrant entitles the holder to purchase one common share of the Company at the exercise price indicated until expiry date): 29,255,399

Nombre de bons de souscription/ Number of warrants	Prix d'exercice/ Exercise price	Date d'échéance/ Expiry date
8 147 667	0,17 $	Septembre / September 2005
1 406 250	0,84 $	Octobre / October 2005
2 779 445	0,94 $	Novembre / November 2005
4 919 969	2,50 $	Décembre/December 2005
12 002 068	0,90 $	Novembre/November 2005

Options en circulation : **2 576 250**

Options outstanding: **2,576,250**

Nombre d'options/ Number of options	Prix de levée/ Exercise Price	Date d'échéance/ Expiry Date
6 250	0,15 $	20-02-2008
1 220 000	0,85 $	01-10-2008
1 350 000	0,75 $	30-08-2009

Exploration Dia Bras inc.
Renseignements sur la Société

Bureau administratif
630, boul. René-Lévesque ouest, bureau 2930
Montréal (Québec) H3B 1S6

Téléphone : (514) 866-6001
Télécopieur : (514) 866-6193

Inscription boursière
Bourse de croissance TSX
Symbole de cotation : DIB

Agent chargé de la tenue des registres et agent des transferts
Société de fiducie Computershare du Canada

Relations aux investisseurs
Pierre Thomas Laflamme
Téléphone : (514) 866-6001 – poste 229

Chef des opérations financières
Leonard Teoli
Téléphone : (514) 866-6001 – poste 226

Site Internet
www.diabras.com

Administrateurs

Philip Renaud , Président du conseil

Réjean Gosselin

André St-Michel

Mousseau Tremblay

Jim A. Culver

Robert Hirsh

Dirigeants

Rejean Gosselin,
Président et chef de la direction

André St-Michel,
Vice-président exécutif

Leonard Teoli,
Chef des opérations financières

Luce L. Saint-Pierre,
Secrétaire

Dia Bras Exploration Inc.
Corporate information

Administrative Office
630 René-Lévesque Blvd. West, Suite 2930
Montreal, Quebec H3B 1S6

Telephone: (514) 866-6001
Fax: (514) 866-6193

Exchange Listing
TSX Venture Exchange
Ticker symbol: DIB

Registrar and Transfer Agent
Computershare Trust Company of Canada

Investor Relations
Pierre Thomas Laflamme
Telephone: (819) 847-2879

Chief of Financial Operations
Leonard Teoli
Telephone: (514) 866-6001 – Ext. 226

Website
www.diabras.com

Directors

Philip Renaud, Chairman of the Board

Rejean Gosselin

André St-Michel

Mousseau Tremblay

Jim A. Culver

Robert Hirsh

Officers

Rejean Gosselin,
President and Chief Executive Officer

André St-Michel,
Executive Vice-President

Leonard Teoli,
Chief Financial Officer

Luce L. Saint-Pierre,
Secretary

EXPLORATION DIA BRAS INC. / DIA BRAS EXPLORATION INC.

RAPPORT DE GESTION

Le présent rapport de gestion est conforme à la règle 51-102A des autorités canadiennes en valeurs mobilières en matière d'information continue pour les émetteurs assujettis. Il constitue un complément et un supplément aux états financiers trimestriels et devrait être lu conjointement avec ces derniers. Il représente le point de vue de la direction sur les activités courantes de la société et sur ses résultats financiers passés et actuels ainsi qu'un aperçu des activités au cours des prochains mois.

1.1 DATE :

Le présent rapport de gestion pour la période de neuf mois terminée le 31 décembre 2004 est daté du 2 mars 2005.

1.2 PERFORMANCE GLOBALE, RÉSULTATS DES OPÉRATIONS ET ACTIVITÉS D'EXPLORATION :

Exploration Dia Bras Inc. (la « société ») est une société d'exploration minière détenant des droits ou des options sur treize propriétés couvrant plus de 16 000 hectares dans l'État de Chihuahua au Mexique.

Au cours du trimestre terminé le 31 décembre 2004, la société a concentré ses efforts sur ses projets polymétalliques mexicains et abandonné son option sur les propriétés McKaskill et Magpie dans la région de Wawa en Ontario pour lesquelles les obligations de travaux n'avaient pas été respectées. Conséquemment, la société a comptabilisé une radiation d'actif minier au montant de 280 578 $.

La société n'a aucun revenu d'opération car aucune de ses propriétés n'est au stade de la production.

Au cours du trimestre terminé le 31 décembre 2004, la société a encouru une perte de 1 201 814 $ (0,03 $ par action) (perte cumulative de 1 599 348$ pour la période de neuf mois) comparativement à une perte de 542 421 $ (0,02 $ par action) (perte cumulative de 687 998 $) pour la même période de 2003.

Les activités de la société au Mexique se sont développées au cours de la dernière année et elles occasionnent de nouvelles dépenses au bureau de Montréal, comme des frais et assurances de voyage, ainsi qu'une augmentation d'autres dépenses comme les frais de personnel et de consultants.

Au cours du trimestre, la société a poursuivi ses efforts de promotion. Par conséquent, elle a encouru des coûts additionnels au titre de promotion et relations aux investisseurs, dont compris la publication d'un rapport annuel plus élaboré. Suite à une visite des projets par un géologue indépendant, la société a aussi préparé une tournée de représentation en Europe qui a eu lieu en octobre et qui lui a permis de compléter des placements privés totalisant 9 001 551 $.

MANAGEMENT DISCUSSION AND ANALYSIS

This management discussion and analysis follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuer. It is a complement and supplement to the quarterly financial statements and should be read in conjunction with those statements. It represents the view of management on current Company activities, past and current financial results, as well as an outlook of activities of the coming months.

1.1 DATE:

This Management discussion and analysis for the nine-month period ended December 31, 2004 is as of March 2, 2005.

1.2 OVERALL PERFORMANCE, RESULTS OF OPERATION AND EXPLORATION ACTIVITIES :

Dia Bras Exploration Inc. (the "Company") is a mining exploration company with 13 properties or options on properties covering more than 16,000 hectares in the State of Chihuahua in Mexico.

During the quarter ended December 31, 2004, focusing its effort toward its polymetallical mexican projects, the Company abandoned its option on the MacKaskill and Magpie properties in the Wawa region where work obligations had not been met. Accordingly, the Company recorded a write-off of mining asset amounting to $280,578.

The Company has no operating income since none of its properties are at the production stage.

During the quarter ended December 31, 2004, the Company incurred a loss of $1,201,814 ($0.03 per share) (cumulative loss of $1,599,348 for the nine-month period) compared to a loss of $542,421 ($0.02 per share) (cumulative loss of $687,998) for the same period in 2003.

The Company's activities in Mexico expanded during the last year and this development of activities involved new expenses at the Montreal office, such as traveling costs and insurance, as well as an increase in other expenses such as the cost of personnel and consultants.

During the quarter, the Company continued its promotional effort. Therefore, additional costs have been incurred for promotion and investors relation services including the publication of a more elaborate annual report. Following the visit of an independent geologist, the Company also planned an European road show which took place in October and following which it completed private placements totalling $9,001,551.

Au Mexique, la société a également planifié le programme d'échantillonnage en vrac qui a débuté de façon modérée en février 2005.

Une équipe s'est affairée à remettre en condition l'usine de Mal Paso qui traitera le minerai du programme d'échantillonnage en vrac.

En juillet 2004, la société a complété l'acquisition des propriétés Promontorio et Hidalgo où se trouve un gîte à haute teneur en cuivre, or et argent couvrant une superficie de 45 hectares dans la région de Ocampo dans l'État de Chihuahua. Selon Mine Development Associates, les gîtes contiendraient 1 023 000 tonnes métriques comprenant des teneurs de 4,04 % Cu, 2,61 g/t Au et 69,79 g/t Ag.

Au cours du trimestre, la société a acquis les droits sur la propriété El Magistral qui entoure les propriétés Promontorio et Hidalgo.

Opérations, camp, équipement et autres :

Camp

Deux camps sont opérationnels : un mini camp sur la propriété Promontorio constitué de maisons mobiles, cuisine et bureau et le camp de Cieneguita, sur la propriété Bolivar. Ce dernier est un camp amovible comprenant des bureaux, installations de cartographie, chambres, cuisine, entrepôts, remise pour les carottes, garage et héliport.

Équipements miniers

Des acquisitions additionnelles d'équipements miniers ont été effectuées au cours du dernier trimestre dont onze chargeurs pour un coût incluant transport de plus de 1 million $, ainsi que des véhicules de terrain et des accessoires de forage.

Opérations

Bolivar :

Cette propriété constitue une priorité pour la société. Les travaux de développement ont commencé dans la mine souterraine afin d'en améliorer l'état et faciliter l'accès aux galeries existantes. Un mineur spécialisé a été engagé pour superviser tous les aspects de l'opération. La logistique de transport a été testée au cours du trimestre. Le minerai est transporté par camion de la mine au village de Bahuichivo à environ 60 km sur des routes de terres, d'où il est expédié par train à Cuahtemoc, près de Malpaso et, de là, transporté par camion à l'usine.

Au cours du trimestre, 69 trous de forage représentant plus de 11 000 mètres ont été effectués sur la propriété pour un cumulatif de 102 trous et 16 462 mètres. Au 31 décembre 2004, les coûts encourus sur le projet s'élèvent à 2 411 696 $.

In Mexico, the Company also planned the bulk sampling program which has started slowly in February 2005.

A team unit has worked to refurbish the Mal Paso mill which will process the ore during the bulk sampling program.

In July 2004, the Company acquired the Promontorio and Hidalgo properties where a high grade copper, gold and silver ore deposit is located covering 45 hectares in the region of Ocampo in the State of Chihuahua. According to Mine Development Associates, the deposits contain 1,023,000 metric tonnes including grades of 4.04% Cu, 2.61g/t Au and 69.79 g/t Ag.

During the quarter, the Company acquired the rights to the El Magistral property which surrounds the Promontorio an Hidalgo properties.

Operations, Camp, Equipment and Others:

Camp

Two camps are in operation. A mini-camp on the Promontorio property with mobile homes, kitchen and offices. The Cieneguita camp, on the Bolivar property, is a moveable camp which includes offices, mapping facilities, rooms, kitchen, warehouses, core shack, garage and a helicopter base.

Mining Equipment

Additional mining equipments were acquired during the last quarter including of eleven dump trucks at a cost including transport in excess of $1 million, as well as field vehicles and drilling accessories.

Operations

Bolivar:

This property is the priority for the company. Development work has started in the underground mine to improve its state and facilitate access to the existing galleries. A mine specialist has been hired to supervise all aspects of the operation. Transport logistic has been tested during the quarter. Ore will be transported by dump trucks from the mine site to the village of Bahuichivo, about 60 km on dirt roads, from where it is carried by train to Cuautemoc, near, Mal Paso where trucks will carry the ore to the mill.

During the quarter, 69 holes were drilled on the Bolivar property for a total of over 11,000 meters, for a cumulative 102 holes and 16,462 meters. Total costs incurred on the project as at December 31, 2004 amount to $2,411,696.

Projet Promontorio :

Dans le cadre du programme de forage qui a débuté au cours du troisième trimestre, 15 trous ont été forés pour un total de 3 176 mètres. Comme la société va concentrer ses efforts sur la propriété Bolivar, la direction a décidé de réduire les travaux d'exploration sur Promontorio au cours du prochain trimestre.

Promontorio Project:

During the drilling program started in the third quarter, 15 holes have been drilled for a total of 3,176 meters. As the Company will focus on the Bolivar project, management has decided to reduce the level of exploration at Promontorio over the next quarter.

1.3 INFORMATION ANNUELLE CHOISIE:

1.3 SELECTED ANNUAL INFORMATION:

Exercise financier teminé/Year ended le 31 mars/March 31

	2004	2003	2002	
	$	$	$	
Ventes	-	-	-	Sales
Radiation d'actifs miniers	-		1 308 589	Write-off of mining assets
Perte d'exercice	1 176 702	685 484	1 437 355	Net loss
Perte par action	0,05	0,07	0,20	Loss per share
Actif total	11 910 623	163 164	533 900	Total asset
Fond de roulement	8 139 983	32 241	28 683	Working capital

1.4 RÉSUMÉ DES RÉSULTATS TRIMESTRIELS :

1.4 SUMMARY OF QUARTERLY RESULTS:

Trimestre terminé le	Perte/Loss	Perte par action/ Loss per share	Quarter ended
	$	$	
30 septembre 2004	254 940	0,01	September 30, 2004
30 juin 2004	142 594	0,01	June 30, 2004
31 mars 2004	521 083	0,02	March 31, 2004
31 décembre 2003	540 914	0,03	December 31,2003
30 septembre 2003	124 270	0,01	September 30, 2003
30 juin 2003	21 307	0,01	June 30, 2003
31 mars 2003	318 002	0,09	March 31, 2003
31 décembre 2002	328 405	0,02	December 31, 2002

Jusqu'au trimestre terminé le 30 septembre 2003, la société avait peu d'activités. Les charges corporatives étaient à leur niveau minimal. Les derniers travaux d'exploration avaient été effectués au cours de l'année 2002 sur les propriétés diamantifères de Wawa.

À compter du deuxième trimestre de 2003-2004, des coûts ont été engagés afin d'évaluer le potentiel d'exploration de propriétés du Mexique. Suite à l'acquisition des premières propriétés et la reprise continue dans l'industrie, des efforts ont permis de financer plus de 12 millions $ pour établir un programme d'exploration au Mexique. Avec des fonds disponibles, la société a pu augmenter son personnel ainsi que retenir les services de consultants en gestion et promotion, ce qui a eu pour effet d'accroître les frais corporatifs.

A considérer également depuis 2003-2004, la charge relative à la valeur des options octroyées et gagnées qui se révèle une charge

Until the quarter ended September 30, 2003, the company had very limited activities. Corporate costs were maintained at their minimal level. The last exploration work had been performed during 2002 on the diamondiferous Wawa properties.

Since the second quarter of 2003-2004, some costs were incurred to evaluate the exploration potential of Mexican properties. Following the acquisition of the first properties, combined with the continued revival of the industry, efforts have enabled the Company to raise over $12 million in financing to establish an exploration program in Mexico. With availability of funds, the company could increase personnel and consulting assistance in management and promotional activities which resulted in a higher level of corporate costs.

Since 2003-2004 an additional element to consider is the expense for options granted and vested which represent an important non monetary item on the Statement of Operations.

importante non monétaire à l'état des résultats.

1.5 LIQUIDITÉS :

Au 31 décembre 2004, la société a un fonds de roulement de 7 459 544 $ dont 6 432 390 $ en encaisse et dépôts à terme comparativement à 8 139 983 $ au 31 mars 2004 dont 8 207 091 $ en encaisse et dépôts à terme.

Au 31 décembre 2004, 29 800 399 bons de souscription sont en circulation qui viennent à échéance de septembre à décembre 2005 à un prix d'exercice moyen de 0,82 $, ce qui représente une source potentielle de financement d'environ 28,3 millions $.

1.6 SOURCE DE FINANCEMENT, AUTRES ACTIVITÉS D'INVESTISSEMENT ET ENGAGEMENT FINANCIER :

Sources de financement en capital :

La disponibilité des fonds est liée aux marchés des capitaux. La société est confiante qu'en continuant à démontrer la qualité de ses propriétés, elle sera en mesure d'obtenir le financement requis pour leur développement. La principale source de financement de la société est l'émission de capital-actions.

Autres activités d'investissement :

En octobre 2004, la société a conclu une entente avec Ecu Silver Mining Inc. («Ecu Silver») visant l'acquisition par Ecu Silver des droits sur la technologie Nichromet pour ses projets au Mexique en contrepartie de 1 000 000 d'actions ordinaires et d'une royauté nette d'affinage de 1,5 %. La contrepartie sera partagée également avec Nichromet Extraction Inc. (« Nichromet »). La société agissait à titre d'agent de Nichromet dont elle détient une licence pour le Mexique. Dans le cadre de cette opération, la société a effectué un placement privé de 200 000 $ en contrepartie de 666 666 unités de Ecu Silver. Chaque unité comprend une action ordinaire et un bon de souscription à une action ordinaire. Le produit de ce placement sera utilisé par Ecu Silver pour l'installation d'un laboratoire métallurgique afin de tester les échantillons utilisant la technologie Nichromet. De plus, Dia Bras aura le droit d'utiliser, au coût plus 10%, le laboratoire et toute usine pilote qui serait construite par la suite.

Engagement financier :

Les engagements financiers sont les suivants :

- Bail de cinq ans avec un loyer annuel est de 50 000 $.
- Entente de service pour l'utilisation d'une usine de concassage et de traitement du minerai au coût de 5,00 $US la tonne métrique (minimum de 2 500 tonnes par mois). L'entente est d'une durée de trois ans et prévoyait des coûts de réhabilitation de l'usine au montant de 150 000 $ US qui

1.5 LIQUIDITY:

As at December 31, 2004, the Company has a working capital of $7,459,544 including $6,432,390 in cash and term deposits compared to $8,139,983 as at March 31, 2004, including $8,207,091 in cash and short-term deposits.

As at December 31, 2004, there were 29,800,399 warrants outstanding expiring between September and December 2005 at an average exercise price of $0.82, which represent a potential source of financing of approximately $28.3 million.

1.6 CAPITAL RESOURCES, OTHER INVESTING ACTIVITIES AND FINANCIAL COMMITMENT:

Capital resources:

The availability of funds depends on the capital markets. The Company is confident that, by continuing to demonstrate the quality of its properties, it will be able to finance the development process. The main source of financing of the Company is the issuance of equity shares.

Other investing activities:

In October 2004, the Company signed an agreement with Ecu Silver Mining Inc ("Ecu Silver") for the acquisition by Ecu Silver of the right to utilize the Nichromet technology for its mining projects in Mexico in consideration for 1,000,000 common shares and a 1.5% NSR royalty. The consideration is shared equally with Nicromet Extraction Inc. ("Nichromet"). The Company holds a Nichromet license for Mexico and was acting as agent. As part of this transaction, the Company made a private placement of $200,000 in consideration for 666,666 units of Ecu Silver, each unit being comprised of one common share and one common share purchase warrant. The proceeds of the private placement will be used by Ecu Silver for the installation of a metallurgical laboratory to test samples using the Nichromet technology. Moreover, Dia Bras will have the right to use the metallurgical laboratory, and any pilot plant that could be built subsequently, at cost plus 10%.

Financial commitment:

The Company's financial commitments are as follows:

- A five-year lease at an annual rent of $50,000.
- Service agreement for the use of a crushing plant and treatment mill at a cost of US$5.00 per metric tonne (minimum of 2,500 tonnes per month). The agreement has a term of three years and provided for cost of refurbishing the plant in the amount of US$150,000

ont été engagés depuis.

which have been incurred since.

1.7 OPÉRATIONS ENTRE APPARENTÉS :

Au cours de la période de neuf mois terminée le 31 décembre 2004, des sociétés contrôlées par des dirigeants de la société ont chargé des honoraires de consultation de 501 837 $ (149 315 $ pour la période correspondante de 2003) dont 463 168 $ capitalisés dans les frais d'exploration reportés (100 350 $ en 2003 et 8 505 $ inclus dans les frais d'émission d'actions).

Au cours de cette période la société, a versé des bonis à des dirigeants totalisant 37 500 $ et à des administrateurs totalisant 150 000 $.

En octobre 2004 des dirigeants et administrateurs de la société ont effectués des placements privés en unités de la société (voir conditions note 10) pour un montant total de 773 300 $.

Au cours de la période de neuf mois terminée le 31 décembre 2004, une société contrôlé par un administrateur a chargé des frais d'analyse et d'échantillonnage de 11 431 $ qui ont été capitalisés dans les frais d'exploration reportés (néant en 2003).

Les opérations entre apparentés ont eu lieu dans le cours normal des activités et sont mesurées à la valeur d'échange, soit le montant de la contrepartie établie et acceptée par les apparentés.

1.7 RELATED PARTY TRANSACTION:

During the nine-month period ended December 31, 2004, companies controlled by officers of the Company charged consulting fees amounting to $501 837 ($149,315 for the corresponding period in 2003), $463,168including $100,350 capitalized to deferred exploration costs ($100,350 in 2003 and $8,505 included in share issue expenses).

During the period the Company paid bonuses to officers and director $37,500 and $150,000 respectively.

In October 2004, directors and officers of the Company performed private placements of units (see terms described in Note 10) for a total consideration of $773,300.

During the nine-month period ended December 31, 2004, a company controlled by a director charged sampling and analysis costs amounting to $11,431 which were capitalized to mining assets (nil in 2003).

The related party transaction occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

1.8 PRINCIPALES ESTIMATIONS COMPTABLES :

Utilisation d'estimations :

Pour préparer les états financiers conformément aux principes comptables généralement reconnus du Canada, la direction doit faire des estimations et formuler des hypothèses ayant une incidence sur les montants présentés de l'actif et du passif de et sur la présentation de l'actif et du passif éventuels à la date des états financiers, ainsi que sur les montants des produits et des charges pour la période de présentation de l'information. Les résultats réels peuvent différer de ces estimations.

Actifs miniers :

Les actifs miniers comprennent des droits dans des propriétés minières et des frais d'exploration reportés. Les frais d'exploration sont reportés jusqu'à ce que la rentabilité économique du projet soit déterminée alors qu'ils sont alors transférés aux propriétés minières. Les coûts sont radiés lorsque les propriétés sont abandonnées ou que leur récupération devient incertaine. La direction a ainsi défini l'incertitude : aucunes ressources financières disponibles pour le développement pour une période de trois années consécutives ou résultats des travaux d'exploration ne justifiant pas d'investissements additionnels.

1.8 CRITICAL ACCOUNTING POLICIES:

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Mining assets:

Mining assets include rights in mining properties and deferred exploration expenses. Exploration expenses are deferred until the economic viability of the project has been established, at which time the expenses are added to mining properties. Expenses are written off when properties are abandoned or when expense recovery becomes uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

1.9 CHANGEMENT DE CONVENTIONS COMPTABLES ET ADOPTION DE NOUVELLES CONVENTIONS COMPTABLES :

Nouvelle convention comptable :

L'actif incorporel est comptabilisé au coût et amorti selon la méthode linéaire sur une période de deux ans.

1.10 RISQUES ET INCERTITUDES :

Divulgation d'informations prospectives :

Ce rapport de gestion inclut certaines divulgations d'informations prospectives qui sont bases sur les expectatives de la société, estimations et projections concernant l'entreprise, l'industrie minière et l'environnement économique dans laquelle elle opère. Ces informations ne sont pas garantes de la performance future et comporte des risques et incertitudes qui sont difficilement contrôlables ou prévisibles. Conséquemment, les résultats réels peuvent différés de façon matérielle des informations prospectives présentes et le lecteur ne devrait pas s'y fier de façon indue. Une divulgation d'information prospective ne parle qu'à la date qu'elle est formulée.

Risques inhérents aux affaires :

L'exploration et la mise en valeur de gisements miniers comportent des risques importants que même une évaluation soignée, l'expérience et le savoir-faire ne peuvent éliminer. Toutes les propriétés minières de la société sont au stade d'exploration. Rien ne garantit que les campagnes d'exploration de la société résulteront dans la découverte de gisements commercialement rentables. La société a de nombreux concurrents disposant de plus de ressources financières, techniques ou autres.

La société a pris des mesures conformes aux standards de l'industrie pour des propriétés à ce stade de l'exploration afin d'obtenir les titres de ses propriétés. Toutefois, rien ne garantit que les titres des propriétés de la société ne seront pas contestés. Les titres de propriété peuvent être assujettis à des ententes ou à des transferts précédents non enregistrés et peuvent être affectés par des défauts non détectés.

1.9 CHANGE IN ACCOUNTING POLICIES AND NEW ACCOUNTING POLICY:

New accounting policy:

The intangible asset is recorded at cost and depreciated on a straight-line basis over a two-year period.

1.10 RISKS AND UNCERTAINTIES:

Forward Looking Statements:

This MD&A contains forward-looking statements that are based on the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements. Statements speak only as of the date on which they are made.

Business Risk:

The exploration for and development of mineral deposits involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are in the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

The Company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

Le prix du marché des métaux communs et précieux est également un facteur de risque qui peut avoir un effet direct sur le succès des opérations de la société.

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company operations.

1.10 RISQUES ET INCERTITUDES :

Devises :

La société a des opérations à l'étranger effectuées en devises et est donc assujettie au risque de change. La société achète des devises selon les besoins établis dans le budget d'exploration.

1.10 RISKS AND UNCERTAINTIES:

Foreign exchange rate:

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. It buys its currencies based on its exploration budget.

1.10 RISQUES ET INCERTITUDES (SUITE):

Risques de taux d'intérêt :

Les comptes débiteurs ainsi que les comptes créditeurs et frais courus de la société ne portent pas intérêt. Les espèces et quasi-espèces et le dépôt à court terme portent intérêt à des taux variables.

1.10 RISKS AND UNCERTAINTIES (CONTINUED):

Interest rate risk:

The Company's accounts receivable and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents and short-term deposit bear interest at variable rates.

1.11 IMPLICATION SOCIALE:

La société est fière d'être impliquée activement avec les communautés natives locales. La société demeure en communication régulière avec ces communautés afin de les garder informées sur ses plans de développement. La société emploie le plus de personnes possible autant comme assistants sur les projets qu'aux différents camps, soit dans les bureaux, entrepôts et/ou à la cuisine. La société continue de bâtir et d'améliorer les routes de terre. La société a fait des dons à la communauté en espèces à des établissements religieux et médicaux ou en matériel comme des équipements informatiques pour l'école locale.

La société veut être reconnue comme un citoyen honorable et s'engage à poser les gestes nécessaires aussi longtemps qu'elle demeurera active dans la région.

1.11 SOCIAL INVOLVEMENT :

The Company is proud to be involved with local native communities. The Company is in regular communications with indigenous communities keeping them informed of the expected plans for development. It employs as many people as possible either as field assistant or at the camps, in the office, warehouses or kitchen. The Company continues to build and improve dirt roads. The Company has made several community charitable donations in either cash or material such has supplying local school with computer equipment, donating to religious and medical establishment.

The Company wants to be recognized as being an honourable citizen and is committed to make such actions as long as it remains active in the area.

1.12 PERSPECTIVES :

Le niveau des activités sur les projets du Mexique est en constante croissance depuis janvier 2004 et cette croissance continuera suite à la clôture des financements de 9 millions $ en novembre 2004.

La société s'attend à obtenir environ 1 385 000 $ de l'exercice des bons de souscription à 0,17 $ qui serviront autant au fonds de roulement qu'aux activités d'exploration.

Les travaux de forage se poursuivront sur la propriété Bolivar où la société prépare le forage de définition ainsi que sur la propriété Promontorio.

Les plans de mise en valeur de la propriété Bolivar sont en préparation. Si tout fonctionne comme prévu, la société devrait poursuivre et intensifier son programme d'échantillonnage en

1.12 OUTLOOK:

The level of activity on the Mexican projects has been increasing constantly since January 2004, and this increase should continue following the closing of financing of $9 million in November 2004.

The company expects to obtain approximately $1,385,000 from the exercise of share purchase warrants at $0.17, which will be used for the working capital as well as for exploration activities.

Drilling program will continue on the Bolivar property where the Company prepares definition drilling and also on the Promontorio property.

Mining plans for the Bolivar Mine are in preparation. If everything goes as expected, the Company will continue and intensified its bulk sampling program on the Bolivar property.

vrac (100 tonnes par jour) sur la propriété Bolivar. Cette activité représente la première étape de l'étude de pré-faisabilité du projet. La société contrôlera et gérera les opérations de traitement à l'usine de Mal Paso dans l'État de Chihuahua en vertu d'une entente conclue en octobre dernier.

La société demeure à l'affût de toute opportunité intéressante qui pourrait s'offrir dans la région de la Sierra Madre.

This activity is the first stage of the pre-feasibility study of the project. The Company will control and manage the operations at the Mal Paso plant in the State of Chihuahua following an agreement concluded last October.

The Company will remain alert to evaluate any other opportunity which may arise in the Sierra Madre region.

1.13 AUTRES ÉLÉMENTS DE L'ANALYSE PAR LA DIRECTION DE LA SITUATION FINANCIÈRE :

(a) Des informations additionnelles sont disponibles sur SEDAR à www.sedar.com ainsi que sur le site web de la société à www.diabras.com .

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Le détail des coûts et frais d'exploration reportés pour la période de neuf mois terminée le 31 décembre 2004 ainsi que pour l'exercice financier terminé le 31 mars 2004 sont présentés ci-dessous.

1.13 OTHER REQUIREMENTS IN THE MANAGEMENT DISCUSSION AND ANALYSIS:

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's web site at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Below is the detailed analysis of exploration expenditures incurred for the nine-month period ended December 31, 2004 and for the year ended March 31, 2004.

Analyse des coûts et frais d'exploration reportés / **Analysis of cost and deferred exploration costs**

Coût et frais d'exploration reportés / **Cost and deferred exploration expenses**

	Période de neuf mois terminée le 31 décembre Nine-month period ended December 31, 2004 *(non vérifié / unaudited)*	**Exercice terminé le 31 mars Year ended March 31, 2004** *(vérifié / audited)*	
	$	**$**	
Solde au début de la période	**2 552 001**	**28 000**	**Balance at beginning of period**
Coûts d'acquisition et permis	1 386 420	564 822	Property acquisition and related costs
Reconnaissance et échantillonnage	340 574	75 890	Reconnaissance and sampling
Planification, cartographie et rapport géologique	-	19 425	Planning, mapping and geological reports
Consultation en géologie et gestion	567 940	486 977	Geology consulting and management
Levés géophysiques	101 423	637 893	Geophysical survey
Forage	1 849 223	255 742	Drilling
Main d'œuvre locale et administration	320 427	74 035	Local administration and labour
Transport	447 632	184 467	Transportation
Chemins	187 761	37 575	Roads
Amortissement capitalisé	172 382	–	Capitalized depreciation
Rémunération à base d'actions	352 376	187 175	Stock compensation costs
Radiation	(280 578)	–	
Solde à la fin de la période	**8 106 373**	**2 552 001**	**Balance at end of period**

1.13 AUTRES ELEMENTS DE L'ANALYSE PAR LA DIRECTION DE LA SITUATION FINANCIERE :

(ii) INSTRUMENT NATIONAL 51-102 – SECTION 5.4

Divulgation au 1er mars 2005 des données relatives aux titres en circulation

Actions ordinaires : **51 327 477**

Bons de souscription : (chaque bon donne droit au porteur de souscrire une action ordinaire de la société au prix d'exercice indiqué jusqu'à la date d'échéance) : 29 255 399

1.13 OTHER REQUIREMENTS IN THE MANAGEMENT DISCUSSION AND ANALYSIS:

(ii) NATIONAL INSTRUMENT 51-102 – SECTION 5.4

Disclosure of Outstanding Securities as at March 1s, 2005

Common shares: **51,327,477**

Warrants (each warrant entitles the holder to purchase one common share of the Company at the exercise price indicated until expiry date): 29,255,399

Nombre de bons de souscription/ Number of warrants	Prix d'exercice/ Exercise price	Date d'échéance/ Expiry date
8 147 667	0,17 $	Septembre / September 2005
1 406 250	0,84 $	Octobre / October 2005
2 779 445	0,94 $	Novembre / November 2005
4 919 969	2,50 $	Décembre/December 2005
12 002 068	0,90 $	Novembre/November 2005

Options en circulation : **2 576 250**

Options outstanding: **2,576,250**

Nombre d'options/ Number of options	Prix de levée/ Exercise Price	Date d'échéance/ Expiry Date
6 250	0,15 $	20-02-2008
1 220 000	0,85 $	01-10-2008
1 350 000	0,75 $	30-08-2009

Exploration Dia Bras inc.
Renseignements sur la Société

Bureau administratif
630, boul. René-Lévesque ouest, bureau 2930
Montréal (Québec) H3B 1S6

Téléphone : (514) 866-6001
Télécopieur : (514) 866-6193

Inscription boursière
Bourse de croissance TSX
Symbole de cotation : DIB

Agent chargé de la tenue des registres et agent des transferts
Société de fiducie Computershare du Canada

Relations aux investisseurs
Pierre Thomas Laflamme
Téléphone : (514) 866-6001 – poste 229

Chef des opérations financières
Leonard Teoli
Téléphone : (514) 866-6001 – poste 226

Site Internet
www.diabras.com

Administrateurs

Philip Renaud , Président du conseil

Réjean Gosselin

André St-Michel

Mousseau Tremblay

Jim A. Culver

Robert Hirsh

Dirigeants

Rejean Gosselin,
Président et chef de la direction

André St-Michel,
Vice-président exécutif

Leonard Teoli,
Chef des opérations financières

Luce L. Saint-Pierre,
Secrétaire

Dia Bras Exploration Inc.
Corporate information

Administrative Office
630 René-Lévesque Blvd. West, Suite 2930
Montreal, Quebec H3B 1S6

Telephone: (514) 866-6001
Fax: (514) 866-6193

Exchange Listing
TSX Venture Exchange
Ticker symbol: DIB

Registrar and Transfer Agent
Computershare Trust Company of Canada

Investor Relations
Pierre Thomas Laflamme
Telephone: (819) 847-2879

Chief of Financial Operations
Leonard Teoli
Telephone: (514) 866-6001 – Ext. 226

Website
www.diabras.com

Directors

Philip Renaud, Chairman of the Board

Rejean Gosselin

André St-Michel

Mousseau Tremblay

Jim A. Culver

Robert Hirsh

Officers

Rejean Gosselin,
President and Chief Executive Officer

André St-Michel,
Executive Vice-President

Leonard Teoli,
Chief Financial Officer

Luce L. Saint-Pierre,
Secretary

MULTILATERAL INSTRUMENT 52-109

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Réjean Gosselin, Chief Executive Officer of Dia Bras Exploration Inc, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification *of Disclosure in Issuers' Annual and Interim Filings)* of Dia Bras Exploration Inc. (the issuer), for the interim period ending December, 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: March 3, 2005

(signed) Réjean Gosselin

Réjean Gosselin
Chief Executive Officer

MULTILATERAL INSTRUMENT 52-109

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Léonard Teoli, C.F.O. of Dia Bras Exploration Inc, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification *of Disclosure in Issuers' Annual and Interim Filings)* of Dia Bras Exploration Inc. (the issuer), for the interim period ending December 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: March 3, 2005

(signed) Léonard Teoli

Léonard Teoli
Chief Financial Officer



RECEIVED

2005 JUN 19 A 10:74

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TSX Venture Exchange - DIB
No. 2 - 2005

PRESS RELEASE

DIA BRAS - BOLIVAR ZN-CU-AG-AU PROJECT
RESULTS FROM THE MINE, THE MILL AND THE DRILLING

Montréal, Québec - January 26, 2005 - Dia Bras Exploration inc. ("Dia Bras" or the "Company") announces the latest results from their operation at the Bolivar project, northern Mexico. The mine has started to operate in late December and 1000 tons of development ore were shipped to the mill that begun its operation earlier this week.

Mine

The company started a pre-feasibility study in December 2004 in order to confirm tonnage, grade and recovery as well as assess mining/milling related costs at the former Zn-Cu-Ag-Au Bolivar Mine.

The necessary mining equipment was bought in order to access and mine high grade ore on two different levels. Levels 1 and 6, fifty meters apart, were widened to permit mining with modern equipment of two high-grade Zn-Cu mineralized zones ranging from 2 to 15 meters wide. Already more than 300 meters of rehabilitation or new drift have been completed producing more than 1000 tons of development ore averaging 15% Zn and 3% Cu. The company plans to ship to the mill approximately 2200 tons of similar grade material in February. Starting in March, when more working faces on the Zn-Cu rich zones will be available, tonnage will improve to 3000 tons per month and grade to 25% Zn and 6% Cu with Ag and Au credit.

Mill

Dia Bras signed in November a three-year lease-purchase agreement on a 100 tpd flotation mill and invested 200 000 US$ to rehabilitate and upgrade the milling facility. The mill is located in Malpaso near Chihuahua, 125 km from the mine. Transport from the mine to the mill is by trucks and train. To transport and manipulate the ore, the company acquired a fleet of 9 dump trucks and 3 front-end loaders.

Starting in March, the Malpaso mill of Dia Bras will produce approximately 800 tons of Zn concentrates and 500 tons of Cu concentrates per month. The company is negociating presently with Mexican and international smelters interested to buy the concentrates.

Drilling

A total of 16,460 meters of drilling representing 102 holes was completed in 2004 on the Bolivar project. The holes DIA-045-04 to DIA-102-04 were drilled to test the potential high grades Zn-Cu mineralized zones easily accessible by the existing mine workings. Complete results up to hole DIA-100-04 are presented in the table below.

As part of the pre-feasibility study, an additional 20,000 meters of systematical drilling will be completed in 2005 on the Bolivar project.

/2

Hole	From:	To:	Thickness	Au g/t	Ag g/t	Cu %	Zn %
DIA-045-04 *	62.00	63.00	1.00	0.10	10.00	0.47	10.95
	67.00	72.00	5.00	0.08	55.00	6.31	37.23
DIA-046-04 *	78.80	80.00	1.20	0.165	65.80	8.07	38.15
DIA-047-04 *	39.00	57.00	18.00	-	11.00	0.33	2.89
DIA-048-04 *	29.00	30.00	1.00	8.70	116.00	2.18	11.80
DIA-049-04	39.00	44.00	5.00	-	2.40	0.085	1.15
	47.00	53.00	6.00	-	7.00	0.50	3.43
	67.00	69.00	2.00	-	9.75	1.33	0.018
DIA-051-04 *	145.00	150.00	5.00	-	15.94	0.75	3.76
DIA-052-04 *	59.83	64.00	4.17	0.46	228.08	6.68	19.19
	67.00	75.00	8.00	-	41.95	5.36	3.29
	80.00	83.00	3.00	-	38.20	1.62	7.72
DIA-054-04 *	57.00	70.00	13.00	-	34.65	3.49	8.60
	77.00	79.00	2.00	0.88	181.55	4.02	12.93
	129.40	130.35	0.95	-	157.00	0.36	4.95
DIA-055-04 *	62.00	67.00	5.00	-	17.42	2.04	13.54
	69.00	72.00	3.00	-	104.60	5.28	7.75
DIA-058-04 *	148.45	149.86	1.41	0.14	66.20	8.78	33.52
	156.82	158.82	2.00	-	57.55	4.865	30.04
DIA-060-04 *	52.00	53.00	1.00	0.165	59.70	10.25	35.45
DIA-061-04 *	97.00	105.00	8.00	3.55	281.43	4.04	0.87
	168.80	169.80	1.00	0.058	30.30	7.16	21.90
DIA-064-04 *	67.00	68.00	1.00	0.776	211.00	3.96	33.89
DIA-065-04 *	189.00	190.00	1.00	0.012	12.80	3.17	0.806
DIA-066-04 *	32.00	33.00	1.00	2.13	140.00	1.42	0.011
	43.00	44.00	1.00	1.055	126.00	0.67	0.40
DIA-067-04 *	210.00	211.00	1.00	4.65	112.00	4.49	16.50
DIA-068-04	1.00	2.00	1.00	1.06	47.10	0.539	4.16
DIA-070-04	115.00	116.00	1.00	3.28	356.00	6.48	0.038
DIA-071-04 *	38.00	40.00	2.00	0.153	55.35	8.32	3.06
	60.00	62.00	2.00	0.043	19.40	3.70	21.25
	68.00	69.00	1.00	0.431	231.00	3.41	8.50
	81.00	84.00	3.00	0.070	28.03	4.32	18.8
	87.00	88.00	1.00	0.866	245.00	3.22	10.35
	93.00	96.00	3.00	0.447	84.80	2.40	18.10
DIA-072-04 *	36.00	38.00	2.00	0.583	126.00	1.645	2.48
	43.00	44.00	1.00	1.805	115.00	1.43	0.027
	133.55	136.45	2.90	0.592	124.83	7.26	38.80
DIA-074-04	43.00	44.00	1.00	0.067	74.30	5.32	23.60
	97.40	98.00	0.60	0.084	58.70	6.33	4.67
DIA-078-04 *	49.00	50.00	1.00	-	35.50	3.03	0.533
	52.37	54.95	2.58	-	35.70	3.725	17.78
	59.60	60.40	0.80	-	115.00	3.920	4.64
	70.20	71.25	1.05	0.374	190.00	3.460	12.25
DIA-079-04	13.16	16.00	2.84	-	6.03	0.191	17.63
DIA-083-04	18.20	18.80	0.60	–	19.10	3.04	1.44
	19.40	21.00	1.60	0.08	44.3	5.90	0.843
	22.00	23.00	1.00	0.086	35.70	4.53	2.95
	28.00	31.00	3.00	–	19.83	2.13	7.82

Hole	From:	To:	Thickness	Au g/t	Ag g/t	Cu %	Zn %
DIA-085-04	22.00	23.00	1.00	0.066	65.10	5.62	2.50
	91.00	92.00	1.00	1.12	50.60	6.83	0.005
DIA-086-04	6.50	8.50	2.00	0.179	39.60	0.765	13.10
	44.00	45.00	1.00	0.302	54.00	1.28	21.20
	51.00	53.00	2.00	0.184	42.30	0.508	5.37
	73.00	74.00	1.00	0.023	9.00	0.929	13.80
DIA-087-04 *	39.00	46.00	7.00	–	70.45	4.67	28.52
DIA-089-04	43.00	47.00	4.00	0.0625	79.675	1.31	10.467
DIA-090-04	49.00	53.00	4.00	0.140	43.10	1.373	15.84
DIA-091-04	31.00	33.00	2.00	0.044	34.45	2.68	4.58
	34.00	36.00	2.00	0.029	20.65	2.28	7.05
	39.00	43.00	4.00	0.048	45.325	4.88	12.242
	48.00	52.00	4.00	0.163	104.9	3.102	10.27
DIA-095-04	38.00	39.00	1.00	0.019	3.50	0.21	8.26
	49.00	50.00	1.00	0.03	44.00	1.52	5.29
	53.00	54.00	1.00	0.067	99.60	9.49	1.66
DIA-096-04	6.00	7.00	1.00	–	37.80	1.97	0.957
	62.00	64.00	2.00	–	14.35	1.095	8.315
	77.00	78.00	1.00	0.122	66.70	0.064	0.066
	83.00	84.00	1.00	–	29.00	1.04	6.03
	86.00	88.00	2.00	0.142	54.95	1.415	10.565
	121.00	122.00	1.00	0.83	41.00	1.00	0.008
	123.00	124.00	1.00	0.494	19.40	0.96	0.016
	148.00	149.00	1.00	0.706	34.80	0.84	0.012
DIA-097-04	47.00	49.00	2.00	–	42.45	1.93	2.14
	52.00	53.00	1.00	–	72.80	1.92	13.25
	60.00	61.00	1.00	0.12	25.00	3.14	2.87
	62.00	63.00	1.00	0.092	54.00	3.51	8.03
DIA-098-04	140.00	142.00	2.00	0.579	92.10	1.905	7.825
	216.00	217.00	1.00	0.119	39.30	4.75	34.70
	217.00	218.00	1.00	–	21.30	1.76	9.98
DIA-100-04	35.00	36.00	1.00	–	5.70	–	8.03

* Each hole with an asterisk, results was previously announced in 2004.

About Dia Bras

Dia Bras is a Canadian mining exploration company focused on precious and base metals in the State of Chihuahua, Mexico. The Company will continue exploration and the active development of its two key projects - Bolivar and Promontorio - located in the Sierra Madre precious metal belt. The Company is traded on TSX Venture Exchange, under the symbol "DIB".

For further information on the Company please visit our website: www.diabras.com or contact:

Réjean Gosselin
President
(514) 866-6001 ext. 229
rgosselin@diabras.com

Pierre Thomas Laflamme
Investor Relations
(819) 847-2879



TSX Venture Exchange - DIB
No. 1 - 2005

PRESS RELEASE

DIA BRAS EXPLORATION – UPDATE ON PROMONTORIO

Montréal, Québec – January 20, 2005 – Dia Bras Exploration inc. ("Dia Bras" or the "Company") announces the results of the drill program carried out in 2004 on the Promontorio project, located in the State of Chihuahua, Mexico and the adjacent acquisition of 142 additional hectares.

Dia Bras has completed 3,176 meters of drilling in 15 drill holes to date on the property. The results of drillings have shown the continuity at depth of the Au-Cu mineralization. Drill results are reported in to the following table:

HOLE	FROM :	TO:	WIDTH (M)	Au g/t	Ag g/t	Cu %
PMT-001-04 *	188.00	190.00	2.00	0.47	45.00	1.11
	215.00	217.00	2.00	1.42	53.00	8.68
	252.50	256.00	3.50	3.21	290.00	10.57
PMT-002-04	52.00	54.00	2.00	0.14	11.00	2.30
	130.70	131.00	0.30	1.04	14.00	1.16
	238.80	239.50	0.60	5.17	44.00	2.87
PMT-003-04	80.60	83.60	3.00	1.36	36.00	4.13
	144.60	150.60	6.00	0.60	40.00	3.17
	220.60	221.60	1.00	0.73	39.00	1.27
PMT-004-04	No sample was taken					
PMT-005-04	18.00	19.00	1.00	1.93	7.00	0.19
	23.00	25.00	2.00	0.46	2.00	0.15
PMT-006-04	95.00	98.60	3.60	8.56	94.00	6.55
PMT-007-04	88.00	90.00	2.00	0.90	6.00	0.81
	139.00	141.00	2.00	0.25	10.00	1.31
	143.00	146.00	3.00	0.78	26.00	1.04
	148.00	149.00	1.00	0.28	23.00	1.82
	170.00	172.00	2.00	1.20	59.00	2.99
	180.00	182.00	2.00	6.66	98.00	2.58
PMT-008-04	80.00	87.00	7.00	4.55	81.00	6.48
	111.00	114.00	3.00	1.62	37.00	2.22
	136.00	139.00	3.00	1.14	75.00	2.59
PMT-009-04	120.00	121.00	1.00	0.34	20.00	1.13
	174.00	177.00	3.00	3.00	135.00	3.21
PMT-010-04	115.00	117.00	2.00	2.17	233.00	10.42
	117.00	120.00	3.00	0.28	7.00	0.20
	120.00	122.00	2.00	3.60	135.00	4.88
PMT-011-04	32.00	33.00	1.00	0.96	21.00	1.30
	42.00	43.00	1.00	8.51	14.00	0.17
PMT-012-05	56.00	57.00	1.00	1.22	75.00	6.18
	59.00	61.00	2.00	0.54	20.00	1.36
	165.00	166.00	1.00	0.94	30.00	2.92
	168.00	169.00	1.00	0.92	88.00	3.70
PMT-013-04	60.00	63.00	3.00	0.63	39.00	2.76
	70.00	71.00	1.00	0.44	34.00	2.17
PMT-014-04	No significant value					
PMT-015-04	247.00	250.00	3.00	6.82	88.00	7.53
	271.00	272.00	2.00	0.72	26.00	1.58
	277.00	278.00	1.00	1.40	29.00	2.59

* Results of PMT-01-04 were previously announced in a press release on October 26, 2004.

/2

Mr. André St-Michel, engineer, from the Company, is the qualified person who supervised the exploration program.

Dia Bras retained the services of Roscoe Postel Associates Inc. in order to carry out an independent study on the Promontorio property and prepare a due diligence report following the guidelines of NI 43-101 on the project. The report is expected by the end of January.

Moreover, Dia Bras is pleased to announce the signature of an option to purchase a 100% interest in the El Magistral property for US$1,000,000 payable in six installments over a five year period; US$50,000 on signing; US$75,000 on the first anniversary; US$75,000 on the second anniversary; US$100,000 on the third anniversary; US$200,000 on the fourth anniversary and US$500,000 on the fifth anniversary.

The property is subject to 1.5% NSR, which Dia Bras can buy back for US$1,500,000.

The El Magistral property occupies 142 hectares and surrounds the Hidalgo and Promontorio properties to the North, East and South. The property covers the remaining of the 3 km long mineralized structure along which is located the Promontorio deposit. The geology of the property is characterized by a large alteration zone with the presence of disseminated sulfides and gold occurrences.

Let us recall that Dia Bras signed the final option agreement for the acquisition of the Promontorio Project on July 21, 2004. According to a report by Mine Development Associates (MDA) of Reno, Nevada, the property contains indicated resources of 625,000 tonnes grading 4.04% Cu, 2.61 g/t Au, 65.79 g/t Ag and inferred resources of 398,000 tonnes grading 3.87% Cu, 2.19 g/t Au and 59.16 g/t Ag for total resources of 1,023,000 tonnes.

A vast program of geological, geochemical and geophysical surveys is underway on the El Magistral property in order to better define new drilling targets. A metallurgical study is also being completed on the high grade Au-Cu intersections.

About Dia Bras
Dia Bras is a Canadian mining exploration company focused on precious and base metals in the State of Chihuahua, Mexico. The Company will continue exploration and the active development of its two key projects – Bolivar and Promontorio – located in the Sierra Madre precious metal belt. The Company is traded on TSX Venture Exchange, under the symbol "DIB".

For further information on the Company please visit our website: www.diabras.com or contact:

Réjean Gosselin
President
(514) 866-6001 ext. 229
rgosselin@diabras.com

Pierre Thomas Laflamme
Investor Relations
(819) 847-2879

RAB SPECIAL SITUATIONS L.P.
1, Adam Street, London, U.K.
Telephone: (+44) 20 7389 7000 / Facsimile: (+44) 20 7389 7054

RAB SPECIAL SITUATIONS L.P./Dia Bras Exploration Inc.- Announcement

PRESS RELEASE FOR IMMEDIATE RELEASE

December 13, 2004

RAB Special Situations L.P. ("**Special Situations**") announces that Special Situations entered into a Subscription Agreement with Dia Bras Exploration Inc. (the "**Company**") where it subscribed for a total of 3,000,000 units (the "**Units**") at a price of Cdn.$0.75 per Unit. Each Unit consists of one common share (a "**Share**") and one share purchase warrant (a "**Warrant**") of the Company. Each Warrant entitles Special Situations to acquire one additional Share of the Company (a "**Warrant Share**") at a price of Cdn.$0.90 per Warrant Share for a period of two (2) years from the date of issuance of the Units. The transaction took place off the market by way of private placement and closed on November 16, 2004.

Special Situations has ownership of and control over the securities purchased in the Private Placement. The purchased securities represent approximately 11.22% of the issued and outstanding Shares on a partially diluted basis (assuming exercise of its Warrants) ("**Partially Diluted Basis**").

Immediately after the Private Placement, Special Situations owned 5,586,666 Shares and 4,541,666 Warrants representing approximately 18.41% of the issued and outstanding Shares on a Partially Diluted Basis.

Special Situations purchased Units for investment purposes only and not with the purpose of influencing the control or direction of the Company. Special Situations together with joint actors, if any, may, subject to market conditions, make additional investments in or dispositions of securities of the Company in the future, including additional purchases of Shares. Special Situations and its with joint actors, if any, do not, however, intend to acquire 20% of any class of the outstanding voting or equity securities of the Company.

For further information, please contact Mr. Neil Warrender at (44) 20-7389-7000 or nw@rabcap.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

REPORT UNDER
SECTION 141 OF THE *SECURITIES ACT* (ALBERTA)
SECTION 111 OF THE *SECURITIES ACT* (BRITISH COLUMBIA)
SECTION 101 OF THE *SECURITIES ACT* (ONTARIO)
SECTION 147 OF THE *SECURITIES ACT* (QUEBEC)
NATIONAL INSTRUMENT 62-103

(1) **Name and address of the offeror**

RAB Special Situations L.P. ("**Special Situations**"), a Delaware Limited Partnership located at 1 Adam Street, London, UK with a registered address at 30 Old Rudnick Lane, Dover, Delaware, United States.

(2) **Designation and number or principal amount of securities and the offeror's security-holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances**

On November 16, 2004, Special Situations entered into a Subscription Agreement with Dia Bras Exploration Inc. (the "**Company**") where it subscribed for a total of 3,000,000 units (the "**Units**") at a price of Cdn.$0.75 per Unit. Each Unit consists of one common share (a "**Share**") and one share purchase warrant (a "**Warrant**") of the Company. Each Warrant entitles Special Situations to acquire one additional Share of the Company (a "**Warrant Share**") at a price of Cdn.$0.90 per Warrant Share for a period of two (2) years from the date of issuance of the Units. The transaction took place off the market by way of private placement.

Special Situations has ownership of and control over the securities purchased in the Private Placement. The purchased securities represent approximately 11.22% of the issued and outstanding Shares on a partially diluted basis (assuming exercise of its Warrants) ("**Partially Diluted Basis**").

(3) **Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release**

Immediately after the Private Placement described in (2), Special Situations owned 5,586,666 Shares and 4,541,666 Warrants representing approximately 18.41% of the issued and outstanding Shares on a Partially Diluted Basis.

(4) **Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (3) over which**

(i) **the offeror, either alone or together with any joint actors, has ownership and control**

Special Situations and its joint actors, if any, have ownership of and control over, assuming exercise of the Warrants, 10,128,332 Shares representing approximately 18.41% of the issued and outstanding Shares on a Partially Diluted Basis.

(ii) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor**

Not applicable.

(iii) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership**

Not applicable.

(5) **Name of the market in which the transaction or occurrence that gave rise to the news release took place**

The transaction took place off the market by way of private placement.

(6) **Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer**

Special Situations purchased Units for investment purposes only and not with the purpose of influencing the control or direction of the Company. Special Situations together with joint actors, if any, may, subject to market conditions, make additional investments in or dispositions of securities of the Company in the future, including additional purchases of Shares. Special Situations and its joint actors, if any, do not, however, intend to acquire 20% of any class of the outstanding voting or equity securities of the Company.

(7) **General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities**

The certificate representing the Warrants purchased by Special Situations contains a restriction that will only permit the Warrants to be exercised if the holder, together with any person or company acting jointly or in concert with the holder, will in the aggregate beneficially own, or exercise control or direction

over that number of voting securities of the Company which is less than 20% of the total issued and outstanding voting securities of the Company, immediately after giving effect to such exercise.

(8) Names of any joint actors in connection with the disclosure required by this report

Not applicable.

(9) In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror

As part of the Private Placement, Special Situations acquired 3,000,000 Units at a price of Cdn.$0.75 per Unit.

(10) If applicable, a description of any change in any material fact set out in a previous report by entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities.

Not applicable.

DATED at London, United Kingdom this 13th day of December, 2004.

RAB SPECIAL SITUATIONS L.P.
By:

(signed) "William Philip S. Richards"
Name: William Philip S. Richards
Title: Director of RAB Partners Limited, General Partner

RAB SPECIAL SITUATIONS L.P.
1, Adam Street, London, U.K.
Telephone: (+44) 20 7389 7000 / Facsimile: (+44) 20 7389 7054

RAB SPECIAL SITUATIONS L.P./Dia Bras Exploration Inc.- Announcement

PRESS RELEASE FOR IMMEDIATE RELEASE

December 13, 2004

RAB Special Situations L.P. ("**Special Situations**") announces that Special Situations entered into a Subscription Agreement with Dia Bras Exploration Inc. (the "**Company**") where it subscribed for a total of 3,000,000 units (the "**Units**") at a price of Cdn.$0.75 per Unit. Each Unit consists of one common share (a "**Share**") and one share purchase warrant (a "**Warrant**") of the Company. Each Warrant entitles Special Situations to acquire one additional Share of the Company (a "**Warrant Share**") at a price of Cdn.$0.90 per Warrant Share for a period of two (2) years from the date of issuance of the Units. The transaction took place off the market by way of private placement and closed on November 16, 2004.

Special Situations has ownership of and control over the securities purchased in the Private Placement. The purchased securities represent approximately 11.22% of the issued and outstanding Shares on a partially diluted basis (assuming exercise of its Warrants) ("**Partially Diluted Basis**").

Immediately after the Private Placement, Special Situations owned 5,586,666 Shares and 4,541,666 Warrants representing approximately 18.41% of the issued and outstanding Shares on a Partially Diluted Basis.

Special Situations purchased Units for investment purposes only and not with the purpose of influencing the control or direction of the Company. Special Situations together with joint actors, if any, may, subject to market conditions, make additional investments in or dispositions of securities of the Company in the future, including additional purchases of Shares. Special Situations and its with joint actors, if any, do not, however, intend to acquire 20% of any class of the outstanding voting or equity securities of the Company.

For further information, please contact Mr. Neil Warrender at (44) 20-7389-7000 or nw@rabcap.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Press Release
For Immediate Release

24-2004



TSX Venture Exchange: DIB

Dia Bras Exploration Inc.

One of the most active mining exploration companies in the state of Chihuahua, Mexico.

HIGHLIGHTS

Bolivar Project
41.6% Zn ; 9.33% Cu ; <0.05% Pb ; 58.3 Ag and 0.26 g/t Au

Promontorio Project
Resources of 625,000 tons at 4.04% Cu; 2.6 g/t Au ; 65 g/t Ag including 201,000 tons at 9.06% Cu; 3.8 g/t Au ; 116 g/t Ag

SHARES OUTSTANDING
50,482,477

DIA BRAS: Massive sulphide grading 25.84% Zn, 4.19% Cu, 68.9 g/t Ag, 0.138 g/t Au over 8 meters at the Bolivar Mine, Chihuahua, Mexico

Montréal, Québec - December 3, 2004 - Dia Bras Exploration inc. ("Dia Bras" or the "Company") is pleased to announce the results of hole 87 which is the first vertical drill hole in the Bolivar Mine which was targeted to intersect the shallow dipping skarn mineralized horizon at the intersection of two faults. This hole was drilled as result of recommendations of Dr. Thomas L. Robyn consulting geologist on the project. The results are:

Hole #	From	To	Thickness (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
87	37.00	56.00	19.00	0.072	37.90	2.21	13.84
Including	38.00	46.00	8.00	0.138	68.90	4.19	25.84

According to Dr. Thomas L. Robyn: "The results of this hole confirm the exploration model developed by the Company during a recent project review. This confirmation indicates the company will rapidly discover additional structurally controlled mineralization. The mineralized structure is part of a fault zone that extends over 10 kilometers on the company's property in a NW SE direction. This fault also hosts several other mineralized areas that are yet to be evaluated by the company such as La Montura, La Pequeña and La Increíble where preliminary investigation has identified high grade zinc/copper mineralization".

Zone	Hole #	Thickness (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Valenzuela Increible *	3	9.00	-	144.00	4.91	5.38
La Montura *	Channel samples	6.00	-	34.00	3.69	7.80
La Pequeña *	Channel samples	6.00	-	237.00	3.84	0.72

* Results were previously announced on June 30, 2004.

Mr. André St-Michel, engineer, from the Company, is the qualified person who supervised the exploration program.

About Dia Bras
Dia Bras is a Canadian mining exploration company focused on precious and base metals in the State of Chihuahua, Mexico. The Company will continue exploration and the active development of its two key projects - Bolivar and Promontorio - located in the Sierra Madre precious metal belt. The Company is traded on TSX Venture Exchange, under the symbol "DIB".

For further information on the Company please visit our Website: www.diabras.com or contact:

Réjean Gosselin
President
(514) 866-6001 ext. 229
rgosselin@diabras.com

Pierre Thomas Laflamme
Investor Relations
(819) 847-2879


RECEIVED
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EXPLORATION DIA BRAS INC.

Rapport de gestion

Le 25 novembre 2004

DIA BRAS EXPLORATION INC.

Management Discussion and Analysis

November 25, 2004

Exploration Dia Bras Inc.

RAPPORT DE GESTION

Le présent rapport de gestion est conforme à la règle 51-102A des autorités canadiennes en valeurs mobilières en matière d'information continue pour les émetteurs assujettis. Il constitue un complément et un supplément aux états financiers trimestriels et devrait être lu conjointement avec ces derniers. Il représente le point de vue de la direction sur les activités courantes de la société et sur ses résultats financiers passés et actuels ainsi qu'un aperçu des activités au cours des prochains mois.

1.1 DATE

Le présent rapport de gestion pour la période terminée le 30 septembre 2004 est daté du 25 novembre 2004.

1.2 PERFORMANCE GLOBALE, RÉSULTATS DES OPÉRATIONS ET ACTIVITÉS D'EXPLORATION

Exploration Dia Bras Inc. (la "société") est une société d'exploration minière détenant des droits ou des options sur treize propriétés couvrant plus de 16 000 hectares dans l'état de Chihuahua au Mexique ainsi qu'une option sur deux propriétés diamantifères dans la région de Wawa en Ontario.

La société n'a aucun revenu d'opération car aucune de ses propriétés n'est au stade de la production.

Au cours du trimestre terminé le 30 septembre 2004, la société a encouru une perte de 254 940 $ (0,01 $ par action) (perte cumulative de 397 534 $ pour la période de six mois) comparativement à une perte de 124 270 $ (0,01 $ par action) (perte cumulative de 145 577 $) pour la même période de 2003.

Les activités de la société au Mexique se sont développées au cours de la dernière année et elles occasionnent de nouvelles dépenses au bureau de Montréal, comme des frais et assurances de voyage, ainsi qu'une augmentation d'autres dépenses comme les frais de personnel.

La société a poursuivi ses efforts pour augmenter sa visibilité auprès du marché et a donc encouru des frais additionnels de promotion et relations aux investisseurs, dont la publication du rapport annuel plus élaboré. La société a aussi préparé une tournée de représentation en Europe qui a eu lieu en octobre et suite à laquelle elle a complété des placements privés.

Au cours du dernier trimestre, fidèle à sa stratégie de développement dans la région de la Sierra Madre, la société a concentré ses efforts au Mexique et développé ses propriétés les plus prometteuses afin de mener certaines de celles-ci au stade de la faisabilité et de la mise en valeur. La haute direction de la société est totalement dans les projets du Mexique.

Dia Bras Exploration Inc.

MANAGEMENT DISCUSSION AND ANALYSIS

This management discussion and analysis follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuer. It is a complement and supplement to the quarterly financial statements and should be read in conjunction with those statements. It represents the view of management on current Company activities, past and current financial results, as well as an outlook of activities of the coming months.

1.1 DATE

This Management discussion and analysis for the period ended September 30, 2004 is as of November 25, 2004.

1.2 OVERALL PERFORMANCE, RESULTS OF OPERATION AND EXPLORATION ACTIVITIES

Dia Bras Exploration Inc. (the "Company") is a mining exploration Company with 13 properties or options on properties covering more than 16,000 hectares in the State of Chihuahua in Mexico and an option on two diamond properties in the Wawa region of Ontario.

The Company has no operating income since none of its properties are at the production stage.

During the quarter ended September 30, 2004, the Company incurred a loss of $254,940 ($0.01 per share) (cumulative loss of $397,534 for the six-month period) compared to a loss of $124,270 ($0.01 per share) (cumulative loss of $145,577) for the same period in 2003.

The Company's activities in Mexico expanded during the last year and this development of activities involved new expenses at the Montreal office, such as traveling costs and insurance, as well as an increase in other expenses the cost of personnel.

The Company continued its effort to increase its market visibility. Therefore, additional costs have been incurred for promotion and investors relation services including the publication of a more elaborate annual report. The Company also planned its European road show which took place in October and following which it completed a series of private placements.

During the last quarter, pursuing its strategy development in the Sierra Madre region, the Company maintained the focus of its activities in Mexico, and continued to develop its most promising properties in the area in order to bring some of them to the feasibility and development stage. Senior management of the Company is fully involved in the Mexican operations.

En juillet 2004, la société a complété l'acquisition des propriétés Promontorio et Hidalgo où se trouve un gîte à haute teneur en cuivre, or et argent couvrant une superficie de 45 hectares dans la région de Ocampo, Chihuahua. Selon Mine Development Associate, les gîtes contiendraient 1 023 000 tonnes métriques comprenant des teneurs de 4,04 % Cu, 2,61 g/t Au et 69,79 g/t Ag. La campagne de forage sur la propriété Promontorio a débuté après la fin du trimestre et se poursuit présentement. Deux foreuses sont mobilisées sur le projet.

In July 2004, the Company completed the acquisition of the Promontorio and Hidalgo properties where a high grade copper, gold and silver ore deposit is located covering 45 hectares in the region of Ocampo, Chihuahua. According to Mine Development Associates, the deposits contain 1,023,000 metric tonnes including grades of 4.04% Cu, 2.61g/t Au and 69.79 g/t Ag. The drilling program on the Promontorio property started after the end of the quarter and is currently ongoing. Two drills are mobilized on the project.

Au cours du trimestre, la société a conclu la convention d'acquisition de la propriété Bolivar en vertu de laquelle elle a acquis un intérêt de 50 % et une option sur les 50 % restant.

During the quarter, the Company also closed the purchase agreement on the Bolivar property whereby it acquired a 50% interest and an option on the remaining 50%.

Camp, équipement et autres

La société a entrepris la construction d'un mini camp sur la propriété Promontorio, constitué de maisons mobiles, cuisine et bureau, lequel est maintenant à peu près terminé. Le camp de Cieneguita, sur la propriété Bolivar, est complété et opérationnel. Il s'agit d'un camp amovible comprenant des bureaux, installations de cartographie, des chambres, une cuisine, des entrepôts, une remise pour les carottes, un garage et un héliport.

De plus, la société a fait l'acquisition de véhicules dont, entre autres, un tracteur, un chargeur, une niveleuse, une foreuse souterraine, et une dizaine de véhicules tout terrain ainsi que de matériel minier et de forage au coût total de 875 426 $.

Camp, Equipment and other

The Company started the construction of a mini-camp on the Promontorio property with mobile homes, kitchen and offices; which is almost completed by now. The Cieneguita camp, on the Bolivar property, has been completed and is fully operational. It is a moveable camp which includes offices, mapping facilities, rooms, kitchen, warehouses, core shack, garage and a helicopter base.

In addition, the Company acquired vehicles including a bulldozer, a loader, a grader, an underground drill, and ten field vehicles, as well as drilling and mining equipment for a total cost of $875,426.

Bolivar

Au cours du trimestre, 33 trous de forage représentant plus de 5 500 mètres ont été effectués sur la propriété. Au 30 septembre 2004, les coûts encourus sur le projet s'élèvent à 701 239 $.

Bolivar

During the quarter, 33 holes were drilled on the Bolivar property for a total of over 5 500 meters. Total costs incurred on the project as at September 30, 2004 amount to $701,239.

Piedras Verdes

Au cours du trimestre, 10 trous additionnels représentant près de 1 700 mètres ont été forés sur la propriété. Au total 44 trous de forage ont été complétés pour plus de 7 500 mètres. Les coûts totaux encourus sur le projet s'élèvent à 1 833 127 $ au 30 septembre 2004. Ce projet est situé dans la prolongation de la propriété Bolivar.

Piedras Verdes

During the quarter, ten additional drilling holes were performed on the property for an additional 1 700 meters of drilling. A total of 44 holes exceeding 7 500 meters of drilling have been completed. Total costs as at September 30, 2004 amount to $1,833,127. This project is located in the extension of the Bolivar property.

1.3 LIQUIDITÉS

Au 30 septembre 2004, la société a un fonds de roulement de 4 194 696 $ dont 3 614 952 $ en encaisse et dépôts à terme comparativement à 8 139 983 $ au 31 mars 2004 dont 8 207 091 $ en encaisse et dépôts à terme.

L'exercice de 2 061 667 bons de souscription et la levée de 37 084 options ont procuré 523 729 $ au cours du trimestre.

Au 30 septembre 2004, 18 264 998 bons de souscription sont en circulation qui viennent à échéance de septembre à décembre 2005 à un prix d'exercice moyen de 0,82 $, ce qui représente une source potentielle de financement d'environ 15 millions $.

1.3 LIQUIDITY

As at September 30, 2004 the Company has a working capital of $4,194,696 including $3,614,952 in cash and term deposits compared to $8,139,983 as at March 31, 2004, including $8,207,091 in cash and short-term deposits.

The Company raised $523,729 in the quarter, following the exercise of 2,061,667 warrants and 37,084 options.

As at September 30, 2004, there were 18,264,998 warrants outstanding expiring between September and December 2005 at an average exercise price of $0.82, which represents a potential source of financing of approximately $15 million.

1.4 SOURCE DE FINANCEMENT, AUTRES ACTIVITÉS D'INVESTISSEMENT ET ENGAGEMENT FINANCIER

Source de financement en capital

La disponibilité des fonds est liée aux marchés des capitaux. La société est confiante qu'en continuant à démontrer la qualité de ses propriétés, elle sera en mesure d'obtenir le financement requis pour leur développement. La principale source de financement de la société est l'émission de capital-actions.

Autres activités d'investissement

En avril 2004, la société a conclu une convention de licence avec Diagnos Inc. qui détient les droits d'un programme (le « programme ») utilisé pour l'exploitation de données et qui sert à l'interprétation de données numérisées générées par les levés géophysiques, l'imagerie satellite et les analyses géochimiques. Le coût d'acquisition de la licence est de 50 000 $ pour le territoire du Mexique. La licence permet à la société d'utiliser immédiatement le programme pour l'analyse des données de ses propriétés mexicaines.

En octobre 2004, la société a conclu une entente avec Ecu Silver Mining Inc. («Ecu Silver») visant l'acquisition par Ecu Silver des droits sur la technologie Nichromet pour ses projets au Mexique en contrepartie de 1 000 000 d'actions ordinaires et d'une royauté nette d'affinage de 1,5 %. La contrepartie sera partagée également avec Nichromet Extraction Inc. (« Nichromet »). La société agissait à titre d'agent de Nichromet dont elle détient une licence pour le Mexique. Dans le cadre de cette opération, la société a effectué un placement privé de 200 000 $ en contrepartie de 666 666 unités de Ecu Silver. Chaque unité comprend une action ordinaire et un bon de souscription à une action ordinaire. Le produit de ce placement sera utilisé par Ecu Silver pour l'installation d'un laboratoire métallurgique afin de tester les échantillons utilisant la technologie Nichromet. De plus, Dia Bras aura le droit d'utiliser, au coût plus 10%, le laboratoire et toute usine pilote qui serait construite par la suite.

Engagement financier

Les engagements financiers sont les suivants :

- Bail de cinq ans avec un loyer annuel est de 50 000 $.
- Entente de service pour l'utilisation d'une usine de concassage et de traitement du minerai au coût de 5,00 $US la tonne métrique (minimum de 2 500 tonnes par mois). L'entente est d'une durée de douze mois et prévoit des coûts de réhabilitation de l'usine au frais de la société au montant de 150 000 $ US.

1.7 OPÉRATIONS ENTRE APPARENTÉES

Au cours de la période de six mois terminée le 30 septembre 2004, des sociétés contrôlées par des dirigeants ont chargé des honoraires de consultation de 156 875 $ dont 136 168 $ ont été capitalisés dans les frais d'exploration reportés.

1.4 CAPITAL RESOURCES, OTHER INVESTING ACTIVITIES AND FINANCIAL COMMITMENT

Capital resources

The availability of funds depends on the capital markets. The Company is confident that, by continuing to demonstrate the quality of its properties, it will be able to finance the development process. The main source of financing of the Company is the issuance of equity shares.

Other Investing activities

In April 2004, the Company entered into a licensing agreement with Diagnos Inc., the owner of proprietary software (the "Technology") used in the field of data mining and which provides interpretation of databases generated by geophysical surveys, satellite imagery and geochemical analysis. The acquisition cost of the license is $50,000 for the territory of Mexico. The license gives the Company immediate access to the technology in order to apply it to data generated from its Mexican properties.

In October 2004, the Company signed an agreement with Ecu Silver Mining Inc ("Ecu Silver") for the acquisition by Ecu Silver of the right to utilize the Nichromet technology for its mining projects in Mexico in consideration for 1,000,000 common shares and a 1.5% NSR royalty. The consideration is shared equally with Nicromet Extraction Inc. ("Nichromet"). The Company holds a Nichromet license for Mexico and was acting as agent. As part of this transaction, the Company made a private placement of $200,000 in consideration for 666,666 units of Ecu Silver, each unit being comprised of one common share and one common share purchase warrant. The proceeds of the private placement will be used by Ecu Silver for the installation of a metallurgical laboratory to test samples using the Nichromet technology. Moreover, Dia Bras will have the right to use the metallurgical laboratory, and any pilot plant that could be built subsequently, at cost plus 10%.

Financial commitment

The Company's financial commitments are as follows:

- A five-year lease at an annual rent of $50,000.
- Service agreement for the use of a crushing plant and treatment mill at a cost of US$5.00 per metric tonne (minimum of 2,500 tonnes per month). The agreement has a term of twelve months and provides for the Company assuming cost of refurbishing the plant in the amount of US$150,000.

1.7 RELATED PARTY TRANSACTION

During the six-month period ended September 30, 2004, companies controlled by officers of the Company charged consulting fees amounting to $156,875, including $136,168 capitalized in deferred exploration costs.

Au cours de la période de six mois terminée le 30 septembre 2003, des dirigeants de la société ont chargé des honoraires de consultation de 33 018 $.

Au cours de la période de six mois terminée le 30 septembre 2004, une société contrôlée par un administrateur a chargé des frais d'analyse et d'échantillonnage de 11 431 $ qui ont été capitalisés dans les frais d'exploration reportés (néant en 2003).

During the six-month period ended September 30, 2003, the Company was charged by officers professional fees amounting to $33,018.

During the six-month period ended September 30, 2004, a company controlled by a director of the Company charged $11,431 for sample analysis. These costs were capitalized as deferred exploration costs (nil in 2003).

1.8 PRINCIPALES ESTIMATIONS COMPTABLES

Utilisation d'estimations

Pour préparer les états financiers conformément aux principes comptables généralement reconnus du Canada, la direction doit faire des estimations et formuler des hypothèses ayant une incidence sur les montants présentés de l'actif et du passif de et sur la présentation de l'actif et du passif éventuels à la date des états financiers, ainsi que sur les montants des produits et des charges pour la période de présentation de l'information. Les résultats réels peuvent différer de ces estimations.

Actifs miniers

Les actifs miniers comprennent des droits dans des propriétés minières et des frais d'exploration reportés. Les frais d'exploration sont reportés jusqu'à ce que la rentabilité économique du projet soit déterminée alors qu'ils sont alors transférés aux propriétés minières. Les coûts sont radiés lorsque les propriétés sont abandonnées ou que leur récupération devient incertaine. La direction a ainsi défini l'incertitude : aucunes ressources financières disponibles pour le développement pour une période de trois années consécutives ou résultats des travaux d'exploration ne justifiant pas d'investissements additionnels.

Rémunération à base d'actions

La valeur marchande des options octroyées est estimée en utilisant le modèle Black-Sholes basé sur les hypothèses suivantes :

Dividende moyen par action.. -$
Volatilité...75 %
Taux d'intérêt sans risque......................................3,5 %
Durée estimative..5 ans
Prix de l'option..0,85 $
Moyenne pondérée de la valeur estimative des options...0,54 $

1.9 CHANGEMENT DE CONVENTIONS COMPTABLES ET ADOPTION DE NOUVELLES CONVENTIONS COMPTABLES

Nouvelle convention comptable

L'actif incorporel est comptabilisé au coût et amorti selon la méthode linéaire sur une période de deux ans.

1.8 CRITICAL ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Mining assets

Mining assets include rights in mining properties and deferred exploration expenses. Exploration expenses are deferred until the economic viability of the project has been established, at which time the expenses are added to mining properties. Expenses are written off when properties are abandoned or when expense recovery becomes uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Stock compensation costs

The fair value of the options granted is estimated using the Black-Scholes option-pricing model based on the following assumptions:

Average dividend per share.................................$ -
Volatility...75%
Risk-free interest rate 3.5%
Expected life of options................................5 years
Option price $0.85
Weighted average of the estimated fair value of each option...$0.54

1.9 CHANGE IN ACCOUNTING POLICIES AND NEW ACCOUNTING POLICY

New accounting policy

The intangible asset is recorded at cost and depreciated on a straight-line basis over a two-year period.

1.10 RISQUES ET INCERTITUDES

Risques inhérents aux affaires

L'exploration et la mise en valeur de gisements miniers comportent des risques importants que même une évaluation soignée, l'expérience et le savoir-faire ne peuvent éliminer. Toutes les propriétés minières de la société sont au stade d'exploration. Rien ne garantit que les campagnes d'exploration de la société résulteront dans la découverte de gisements commercialement rentables. La société a de nombreux concurrents disposant de plus de ressources financières, techniques ou autres.

La société a pris des mesures conformes aux standards de l'industrie pour des propriétés à ce stade de l'exploration afin d'obtenir les titres de ses propriétés. Toutefois, rien ne garantit que les titres des propriétés de la société ne seront pas contestés. Les titres de propriété peuvent être assujettis à des ententes ou à des transferts précédents non enregistrés et peuvent être affectés par des défauts non détectés.

Le prix du marché des métaux communs et précieux est également un facteur de risque qui peut avoir un effet direct sur le succès des opérations de la société.

Devises

La société a des opérations à l'étranger effectuées en devises et est donc assujettie au risque de change. La société achète des devises selon les besoins établis dans le budget d'exploration.

Risques de taux d'intérêt

Les comptes débiteurs ainsi que les comptes créditeurs et frais courus de la société ne portent pas intérêt. Les espèces et quasi-espèces et le dépôt à court terme portent intérêt à des taux variables.

1.11 PERSPECTIVES

Le niveau des activités sur les projets du Mexique est en constante croissance depuis janvier 2004 et cette croissance continuera suite à la clôture des financements de 9 million $ conclus en novembre 2004.

Les travaux de forages se poursuivront sur la propriété Bolivar, où la société prépare le forage de définition, ainsi que sur la propriété Promontorio.

Les plans de mise en valeur de la propriété Bolivar sont en préparation. Si tout fonctionne comme prévu, la société devrait commencer un mini échantillonnage en vrac (100 tonnes par jour) sur la propriété Bolivar au printemps de 2005. La société contrôlera et gérera les opérations de traitement à l'usine de Mal Paso dans l'état de Chihuahua en vertu d'une entente conclue en octobre dernier. Se référer à la note 15 c) des états financiers consolidés intermédiaires non vérifiés.

1.10 RISKS AND UNCERTAINTIES

Business Risk

The exploration for and development of mineral deposits involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are in the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

The Company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company operations.

Foreign exchange rate

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. It buys its currencies based on its exploration budget.

Interest rate risk

The Company's accounts receivable and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents and short-term deposit bear interest at variable rates.

1.11 OUTLOOK

The level of activity on the Mexican projects has been increasing constantly since January 2004, and this increase should continue following the closing of financing of $9 million completed in November 2004.

Drilling program will continue on the Bolivar property, where the Company prepares definition drilling, and also on the Promontorio property.

Mining plans for the Bolivar Mine are in preparation. If everything goes as expected, the Company should start in the spring of 2005 a mini bulk sampling program (100 tons per day) on the Bolivar property. The Company will control and manage the operations at the Mal Paso plant in the state of Chihuahua following an agreement concluded last October. See Note 15c) of the Notes to the Unaudited Interim Consolidated Financial Statements.

La société demeurera à l'affût de toute opportunité intéressante qui pourrait s'offrir dans la région de la Sierra Madre.

The Company will remain alert to evaluate any other opportunity which may arise in the Sierra Madre region.

1.12 AUTRES ÉLÉMENTS DE L'ANALYSE PAR LA DIRECTION DE LA SITUATION FINANCIÈRE

(a) Des informations additionnelles sont disponibles sur SEDAR à www.sedar.com ainsi que sur le site web de la société à www.diabras.com .

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Le détail des coûts et frais d'exploration reportés pour la période de six mois terminée le 30 septembre 2004 ainsi que pour l'exercice financier terminé le 31 mars 2004 sont présentés ci-dessous.

Analyse des coûts et frais d'exploration reportés

1.12 OTHER REQUIREMENTS IN THE MANAGEMENT DISCUSSION AND ANALYSIS

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's web site at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Below is the detailed analysis of exploration expenditures incurred in the second quarter ended September 30, 2004 and for the year ended March 31, 2004.

Analysis of cost and deferred exploration costs

Coût et frais d'exploration reportés	Période de six mois terminée le 30 septembre Six-month period ended September 30 2004 *(non vérifié / unaudited)* $	Exercice terminé le 31 mars Year ended March 31 2004 *(vérifié / audited)* $	Cost and deferred exploration expenses
Solde au début de la période	**2 552 001**	**28 000**	**Balance at beginning of period**
Coûts d'acquisition et permis	876 178	564 822	Property acquisition and related costs
Reconnaissance et échantillonnage	117 885	75 890	Reconnaissance and sampling
Planification, cartographie et rapport géologique	-	19 425	Planning, mapping and geological reports
Consultation en géologie et gestion	351 048	486 977	Geology consulting and management
Levés géophysiques	74 931	637 893	Geophysical survey
Forage	617 003	255 742	Drilling
Main d'œuvre locale et administration	195 782	74 035	Local administration and labour
Transport	354 571	184 467	Transportation
Chemins	119 742	37 575	Roads
Amortissement capitalisé	59 651	-	Capitalized depreciation
Rémunération à base d'actions	48 155	187 175	Stock compensation costs
Solde à la fin de la période	**5 366 947**	**2 552 001**	**Balance at end of period**

(ii) INSTRUMENT NATIONAL 51-102 – SECTION 5.4

Divulgation au 25 novembre 2004 des données relatives aux titres en circulation

Actions ordinaires : 50 482 477

Bons de souscription : (chaque bon donne droit au porteur de souscrire une action ordinaire de la société au prix d'exercice indiqué jusqu'à la date d'échéance) : 29 800 399

(ii) NATIONAL INSTRUMENT 51-102 – SECTION 5.4

Disclosure of Outstanding Securities as at November 25th 2004

Common shares: 50,482,477

Warrants (each warrant entitles the holder to purchase one common share of the Company at the exercise price indicated until expiry date): 29,800,399

# DE BONS DE SOUSCRIPTION # OF WARRANTS	PRIX D'EXERCICE EXERCISE PRICE	DATE D'ÉCHÉANCE EXPIRY DATE
8 692 667	0.17 $	12-09-2005
1 406 250	0.84 $	30-09-2005
2 779 445	0.94 $	07-11-2005
4 919 969	2.50 $	21-10-2005
12 002 068	0.90$	16-11-2006

Options : **2 596 250**

Options: **2,596,250**

# D'OPTIONS # OF OPTIONS	PRIX DE LEVÉE EXERCISE PRICE	DATE D'ÉCHÉANCE EXPIRY DATE
10 000	0.20	27-09-2005
6 250	0.15	20-02-2008
1 180 000	0.85	01-10-2008
1 400 000	0.75	30-08-2009

MULTILATERAL INSTRUMENT 52-109

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Réjean Gosselin, President and Chief Executive Officer of Dia Bras Exploration Inc, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification *of Disclosure in Issuers' Annual and Interim Filings)* of Dia Bras Exploration Inc. (the issuer), for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2004

(signed) *Réjean Gosselin*

Réjean Gosselin
President and Chief Executive Officer

MULTILATERAL INSTRUMENT 52-109

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Leonard Teoli, Chief of Financial Operations of Dia Bras Exploration Inc, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification *of Disclosure in Issuers' Annual and Interim Filings)* of Dia Bras Exploration Inc. (the issuer), for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2004

(signed) Leonard Teoli

Leonard Teoli
Chief of Financial Operations


RECEIVED
2005 JUN 19 A 10:
CORPORATE FINANCE

MULTILATERAL INSTRUMENT 52-109

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Réjean Gosselin, President and Chief Executive Officer of Dia Bras Exploration Inc, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification *of Disclosure in Issuers' Annual and Interim Filings)* of Dia Bras Exploration Inc. (the issuer), for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2004

(signed) *Réjean Gosselin*

Réjean Gosselin
President and Chief Executive Officer

MULTILATERAL INSTRUMENT 52-109

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Leonard Teoli, Chief of Financial Operations of Dia Bras Exploration Inc, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification *of Disclosure in Issuers' Annual and Interim Filings)* of Dia Bras Exploration Inc. (the issuer), for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2004

(signed) Leonard Teoli

Leonard Teoli
Chief of Financial Operations


RECEIVED
2006 JUN 19 A 10:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EXPLORATION DIA BRAS INC.

États financiers consolidés intermédiaires
Deuxième trimestre terminé
le 30 septembre 2004
(non vérifié)

DIA BRAS EXPLORATION INC.

Interim Consolidated Financial Statements
Second Quarter Ended
September 30, 2004
(unaudited)

Exploration Dia Bras Inc.

RAPPORT DE GESTION

Le présent rapport de gestion est conforme à la règle 51-102A des autorités canadiennes en valeurs mobilières en matière d'information continue pour les émetteurs assujettis. Il constitue un complément et un supplément aux états financiers trimestriels et devrait être lu conjointement avec ces derniers. Il représente le point de vue de la direction sur les activités courantes de la société et sur ses résultats financiers passés et actuels ainsi qu'un aperçu des activités au cours des prochains mois.

1.1 DATE

Le présent rapport de gestion pour la période terminée le 30 septembre 2004 est daté du 25 novembre 2004.

1.2 PERFORMANCE GLOBALE, RÉSULTATS DES OPÉRATIONS ET ACTIVITÉS D'EXPLORATION

Exploration Dia Bras Inc. (la "société") est une société d'exploration minière détenant des droits ou des options sur treize propriétés couvrant plus de 16 000 hectares dans l'état de Chihuahua au Mexique ainsi qu'une option sur deux propriétés diamantifères dans la région de Wawa en Ontario.

La société n'a aucun revenu d'opération car aucune de ses propriétés n'est au stade de la production.

Au cours du trimestre terminé le 30 septembre 2004, la société a encouru une perte de 254 940 $ (0,01 $ par action) (perte cumulative de 397 534 $ pour la période de six mois) comparativement à une perte de 124 270 $ (0,01 $ par action) (perte cumulative de 145 577 $) pour la même période de 2003.

Les activités de la société au Mexique se sont développées au cours de la dernière année et elles occasionnent de nouvelles dépenses au bureau de Montréal, comme des frais et assurances de voyage, ainsi qu'une augmentation d'autres dépenses comme les frais de personnel.

La société a poursuivi ses efforts pour augmenter sa visibilité auprès du marché et a donc encouru des frais additionnels de promotion et relations aux investisseurs, dont la publication du rapport annuel plus élaboré. La société a aussi préparé une tournée de représentation en Europe qui a eu lieu en octobre et suite à laquelle elle a complété des placements privés.

Au cours du dernier trimestre, fidèle à sa stratégie de développement dans la région de la Sierra Madre, la société a concentré ses efforts au Mexique et développé ses propriétés les plus prometteuses afin de mener certaines de celles-ci au stade de la faisabilité et de la mise en valeur. La haute direction de la société est totalement dans les projets du Mexique.

Dia Bras Exploration Inc.

MANAGEMENT DISCUSSION AND ANALYSIS

This management discussion and analysis follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuer. It is a complement and supplement to the quarterly financial statements and should be read in conjunction with those statements. It represents the view of management on current Company activities, past and current financial results, as well as an outlook of activities of the coming months.

1.1 DATE

This Management discussion and analysis for the period ended September 30, 2004 is as of November 25, 2004.

1.2 OVERALL PERFORMANCE, RESULTS OF OPERATION AND EXPLORATION ACTIVITIES

Dia Bras Exploration Inc. (the "Company") is a mining exploration Company with 13 properties or options on properties covering more than 16,000 hectares in the State of Chihuahua in Mexico and an option on two diamond properties in the Wawa region of Ontario.

The Company has no operating income since none of its properties are at the production stage.

During the quarter ended September 30, 2004, the Company incurred a loss of $254,940 ($0.01 per share) (cumulative loss of $397,534 for the six-month period) compared to a loss of $124,270 ($0.01 per share) (cumulative loss of $145,577) for the same period in 2003.

The Company's activities in Mexico expanded during the last year and this development of activities involved new expenses at the Montreal office, such as traveling costs and insurance, as well as an increase in other expenses the cost of personnel.

The Company continued its effort to increase its market visibility. Therefore, additional costs have been incurred for promotion and investors relation services including the publication of a more elaborate annual report. The Company also planned its European road show which took place in October and following which it completed a series of private placements.

During the last quarter, pursuing its strategy development in the Sierra Madre region, the Company maintained the focus of its activities in Mexico, and continued to develop its most promising properties in the area in order to bring some of them to the feasibility and development stage. Senior management of the Company is fully involved in the Mexican operations.

En juillet 2004, la société a complété l'acquisition des propriétés Promontorio et Hidalgo où se trouve un gîte à haute teneur en cuivre, or et argent couvrant une superficie de 45 hectares dans la région de Ocampo, Chihuahua. Selon Mine Development Associate, les gîtes contiendraient 1 023 000 tonnes métriques comprenant des teneurs de 4,04 % Cu, 2,61 g/t Au et 69,79 g/t Ag. La campagne de forage sur la propriété Promontorio a débuté après la fin du trimestre et se poursuit présentement. Deux foreuses sont mobilisées sur le projet.

Au cours du trimestre, la société a conclu la convention d'acquisition de la propriété Bolivar en vertu de laquelle elle a acquis un intérêt de 50 % et une option sur les 50 % restant.

Camp, équipement et autres

La société a entrepris la construction d'un mini camp sur la propriété Promontorio, constitué de maisons mobiles, cuisine et bureau, lequel est maintenant à peu près terminé. Le camp de Cieneguita, sur la propriété Bolivar, est complété et opérationnel. Il s'agit d'un camp amovible comprenant des bureaux, installations de cartographie, des chambres, une cuisine, des entrepôts, une remise pour les carottes, un garage et un héliport.

De plus, la société a fait l'acquisition de véhicules dont, entre autres, un tracteur, un chargeur, une niveleuse, une foreuse souterraine, et une dizaine de véhicules tout terrain ainsi que de matériel minier et de forage au coût total de 875 426 $.

Bolivar

Au cours du trimestre, 33 trous de forage représentant plus de 5 500 mètres ont été effectués sur la propriété. Au 30 septembre 2004, les coûts encourus sur le projet s'élèvent à 701 239 $.

Piedras Verdes

Au cours du trimestre, 10 trous additionnels représentant près de 1 700 mètres ont été forés sur la propriété. Au total 44 trous de forage ont été complétés pour plus de 7 500 mètres. Les coûts totaux encourus sur le projet s'élèvent à 1 833 127 $ au 30 septembre 2004. Ce projet est situé dans la prolongation de la propriété Bolivar.

1.3 LIQUIDITÉS

Au 30 septembre 2004, la société a un fonds de roulement de 4 194 696 $ dont 3 614 952 $ en encaisse et dépôts à terme comparativement à 8 139 983 $ au 31 mars 2004 dont 8 207 091 $ en encaisse et dépôts à terme.

L'exercice de 2 061 667 bons de souscription et la levée de 37 084 options ont procuré 523 729 $ au cours du trimestre.

Au 30 septembre 2004, 18 264 998 bons de souscription sont en circulation qui viennent à échéance de septembre à décembre 2005 à un prix d'exercice moyen de 0,82 $, ce qui représente une source potentielle de financement d'environ 15 millions $.

In July 2004, the Company completed the acquisition of the Promontorio and Hidalgo properties where a high grade copper, gold and silver ore deposit is located covering 45 hectares in the region of Ocampo, Chihuahua. According to Mine Development Associates, the deposits contain 1,023,000 metric tonnes including grades of 4.04% Cu, 2.61g/t Au and 69.79 g/t Ag. The drilling program on the Promontorio property started after the end of the quarter and is currently ongoing. Two drills are mobilized on the project.

During the quarter, the Company also closed the purchase agreement on the Bolivar property whereby it acquired a 50% interest and an option on the remaining 50%.

Camp, Equipment and other

The Company started the construction of a mini-camp on the Promontorio property with mobile homes, kitchen and offices; which is almost completed by now. The Cieneguita camp, on the Bolivar property, has been completed and is fully operational. It is a moveable camp which includes offices, mapping facilities, rooms, kitchen, warehouses, core shack, garage and a helicopter base.

In addition, the Company acquired vehicles including a bulldozer, a loader, a grader, an underground drill, and ten field vehicles, as well as drilling and mining equipment for a total cost of $875,426.

Bolivar

During the quarter, 33 holes were drilled on the Bolivar property for a total of over 5 500 meters. Total costs incurred on the project as at September 30, 2004 amount to $701,239.

Piedras Verdes

During the quarter, ten additional drilling holes were performed on the property for an additional 1 700 meters of drilling. A total of 44 holes exceeding 7 500 meters of drilling have been completed. Total costs as at September 30, 2004 amount to $1,833,127. This project is located in the extension of the Bolivar property.

1.3 LIQUIDITY

As at September 30, 2004 the Company has a working capital of $4,194,696 including $3,614,952 in cash and term deposits compared to $8,139,983 as at March 31, 2004, including $8,207,091 in cash and short-term deposits.

The Company raised $523,729 in the quarter, following the exercise of 2,061,667 warrants and 37,084 options.

As at September 30, 2004, there were 18,264,998 warrants outstanding expiring between September and December 2005 at an average exercise price of $0.82, which represents a potential source of financing of approximately $15 million.

1.4 SOURCE DE FINANCEMENT, AUTRES ACTIVITÉS D'INVESTISSEMENT ET ENGAGEMENT FINANCIER

Source de financement en capital

La disponibilité des fonds est liée aux marchés des capitaux. La société est confiante qu'en continuant à démontrer la qualité de ses propriétés, elle sera en mesure d'obtenir le financement requis pour leur développement. La principale source de financement de la société est l'émission de capital-actions.

Autres activités d'investissement

En avril 2004, la société a conclu une convention de licence avec Diagnos Inc. qui détient les droits d'un programme (le « programme ») utilisé pour l'exploitation de données et qui sert à l'interprétation de données numérisées générées par les levés géophysiques, l'imagerie satellite et les analyses géochimiques. Le coût d'acquisition de la licence est de 50 000 $ pour le territoire du Mexique. La licence permet à la société d'utiliser immédiatement le programme pour l'analyse des données de ses propriétés mexicaines.

En octobre 2004, la société a conclu une entente avec Ecu Silver Mining Inc. («Ecu Silver») visant l'acquisition par Ecu Silver des droits sur la technologie Nichromet pour ses projets au Mexique en contrepartie de 1 000 000 d'actions ordinaires et d'une royauté nette d'affinage de 1,5 %. La contrepartie sera partagée également avec Nichromet Extraction Inc. (« Nichromet »). La société agissait à titre d'agent de Nichromet dont elle détient une licence pour le Mexique. Dans le cadre de cette opération, la société a effectué un placement privé de 200 000 $ en contrepartie de 666 666 unités de Ecu Silver. Chaque unité comprend une action ordinaire et un bon de souscription à une action ordinaire. Le produit de ce placement sera utilisé par Ecu Silver pour l'installation d'un laboratoire métallurgique afin de tester les échantillons utilisant la technologie Nichromet. De plus, Dia Bras aura le droit d'utiliser, au coût plus 10%, le laboratoire et toute usine pilote qui serait construite par la suite.

Engagement financier

Les engagements financiers sont les suivants :

- Bail de cinq ans avec un loyer annuel est de 50 000 $.
- Entente de service pour l'utilisation d'une usine de concassage et de traitement du minerai au coût de 5,00 $US la tonne métrique (minimum de 2 500 tonnes par mois). L'entente est d'une durée de douze mois et prévoit des coûts de réhabilitation de l'usine au frais de la société au montant de 150 000 $ US.

1.7 OPÉRATIONS ENTRE APPARENTÉES

Au cours de la période de six mois terminée le 30 septembre 2004, des sociétés contrôlées par des dirigeants ont chargé des honoraires de consultation de 156 875 $ dont 136 168 $ ont été capitalisés dans les frais d'exploration reportés.

1.4 CAPITAL RESOURCES, OTHER INVESTING ACTIVITIES AND FINANCIAL COMMITMENT

Capital resources

The availability of funds depends on the capital markets. The Company is confident that, by continuing to demonstrate the quality of its properties, it will be able to finance the development process. The main source of financing of the Company is the issuance of equity shares.

Other Investing activities

In April 2004, the Company entered into a licensing agreement with Diagnos Inc., the owner of proprietary software (the "Technology") used in the field of data mining and which provides interpretation of databases generated by geophysical surveys, satellite imagery and geochemical analysis. The acquisition cost of the license is $50,000 for the territory of Mexico. The license gives the Company immediate access to the technology in order to apply it to data generated from its Mexican properties.

In October 2004, the Company signed an agreement with Ecu Silver Mining Inc ("Ecu Silver") for the acquisition by Ecu Silver of the right to utilize the Nichromet technology for its mining projects in Mexico in consideration for 1,000,000 common shares and a 1.5% NSR royalty. The consideration is shared equally with Nicromet Extraction Inc. ("Nichromet"). The Company holds a Nichromet license for Mexico and was acting as agent. As part of this transaction, the Company made a private placement of $200,000 in consideration for 666,666 units of Ecu Silver, each unit being comprised of one common share and one common share purchase warrant. The proceeds of the private placement will be used by Ecu Silver for the installation of a metallurgical laboratory to test samples using the Nichromet technology. Moreover, Dia Bras will have the right to use the metallurgical laboratory, and any pilot plant that could be built subsequently, at cost plus 10%.

Financial commitment

The Company's financial commitments are as follows:

- A five-year lease at an annual rent of $50,000.
- Service agreement for the use of a crushing plant and treatment mill at a cost of US$5.00 per metric tonne (minimum of 2,500 tonnes per month). The agreement has a term of twelve months and provides for the Company assuming cost of refurbishing the plant in the amount of US$150,000.

1.7 RELATED PARTY TRANSACTION

During the six-month period ended September 30, 2004, companies controlled by officers of the Company charged consulting fees amounting to $156,875, including $136,168 capitalized in deferred exploration costs.

Au cours de la période de six mois terminée le 30 septembre 2003, des dirigeants de la société ont chargé des honoraires de consultation de 33 018 $.

Au cours de la période de six mois terminée le 30 septembre 2004, une société contrôlée par un administrateur a chargé des frais d'analyse et d'échantillonnage de 11 431 $ qui ont été capitalisés dans les frais d'exploration reportés (néant en 2003).

1.8 PRINCIPALES ESTIMATIONS COMPTABLES

Utilisation d'estimations

Pour préparer les états financiers conformément aux principes comptables généralement reconnus du Canada, la direction doit faire des estimations et formuler des hypothèses ayant une incidence sur les montants présentés de l'actif et du passif de et sur la présentation de l'actif et du passif éventuels à la date des états financiers, ainsi que sur les montants des produits et des charges pour la période de présentation de l'information. Les résultats réels peuvent différer de ces estimations.

Actifs miniers

Les actifs miniers comprennent des droits dans des propriétés minières et des frais d'exploration reportés. Les frais d'exploration sont reportés jusqu'à ce que la rentabilité économique du projet soit déterminée alors qu'ils sont alors transférés aux propriétés minières. Les coûts sont radiés lorsque les propriétés sont abandonnées ou que leur récupération devient incertaine. La direction a ainsi défini l'incertitude : aucunes ressources financières disponibles pour le développement pour une période de trois années consécutives ou résultats des travaux d'exploration ne justifiant pas d'investissements additionnels.

Rémunération à base d'actions

La valeur marchande des options octroyées est estimée en utilisant le modèle Black-Sholes basé sur les hypothèses suivantes :

Dividende moyen par action....................................... -$
Volatilité...75 %
Taux d'intérêt sans risque......................................3,5 %
Durée estimative..5 ans
Prix de l'option...0,85 $
Moyenne pondérée de la valeur estimative des options..0,54 $

1.9 CHANGEMENT DE CONVENTIONS COMPTABLES ET ADOPTION DE NOUVELLES CONVENTIONS COMPTABLES

Nouvelle convention comptable

L'actif incorporel est comptabilisé au coût et amorti selon la méthode linéaire sur une période de deux ans.

During the six-month period ended September 30, 2003, the Company was charged by officers professional fees amounting to $33,018.

During the six-month period ended September 30, 2004, a company controlled by a director of the Company charged $11,431 for sample analysis. These costs were capitalized as deferred exploration costs (nil in 2003).

1.8 CRITICAL ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Mining assets

Mining assets include rights in mining properties and deferred exploration expenses. Exploration expenses are deferred until the economic viability of the project has been established, at which time the expenses are added to mining properties. Expenses are written off when properties are abandoned or when expense recovery becomes uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Stock compensation costs

The fair value of the options granted is estimated using the Black-Scholes option-pricing model based on the following assumptions:

Average dividend per share................................$ -
Volatility...75%
Risk-free interest rate 3.5%
Expected life of options.................................5 years
Option price $0.85
Weighted average of the estimated fair value of each option...$0.54

1.9 CHANGE IN ACCOUNTING POLICIES AND NEW ACCOUNTING POLICY

New accounting policy

The intangible asset is recorded at cost and depreciated on a straight-line basis over a two-year period.

1.10 RISQUES ET INCERTITUDES

Risques inhérents aux affaires

L'exploration et la mise en valeur de gisements miniers comportent des risques importants que même une évaluation soignée, l'expérience et le savoir-faire ne peuvent éliminer. Toutes les propriétés minières de la société sont au stade d'exploration. Rien ne garantit que les campagnes d'exploration de la société résulteront dans la découverte de gisements commercialement rentables. La société a de nombreux concurrents disposant de plus de ressources financières, techniques ou autres.

La société a pris des mesures conformes aux standards de l'industrie pour des propriétés à ce stade de l'exploration afin d'obtenir les titres de ses propriétés. Toutefois, rien ne garantit que les titres des propriétés de la société ne seront pas contestés. Les titres de propriété peuvent être assujettis à des ententes ou à des transferts précédents non enregistrés et peuvent être affectés par des défauts non détectés.

Le prix du marché des métaux communs et précieux est également un facteur de risque qui peut avoir un effet direct sur le succès des opérations de la société.

Devises

La société a des opérations à l'étranger effectuées en devises et est donc assujettie au risque de change. La société achète des devises selon les besoins établis dans le budget d'exploration.

Risques de taux d'intérêt

Les comptes débiteurs ainsi que les comptes créditeurs et frais courus de la société ne portent pas intérêt. Les espèces et quasi-espèces et le dépôt à court terme portent intérêt à des taux variables.

1.11 PERSPECTIVES

Le niveau des activités sur les projets du Mexique est en constante croissance depuis janvier 2004 et cette croissance continuera suite à la clôture des financements de 9 million $ conclus en novembre 2004.

Les travaux de forages se poursuivront sur la propriété Bolivar, où la société prépare le forage de définition, ainsi que sur la propriété Promontorio.

Les plans de mise en valeur de la propriété Bolivar sont en préparation. Si tout fonctionne comme prévu, la société devrait commencer un mini échantillonnage en vrac (100 tonnes par jour) sur la propriété Bolivar au printemps de 2005. La société contrôlera et gérera les opérations de traitement à l'usine de Mal Paso dans l'état de Chihuahua en vertu d'une entente conclue en octobre dernier. Se référer à la note 15 c) des états financiers consolidés intermédiaires non vérifiés.

1.10 RISKS AND UNCERTAINTIES

Business Risk

The exploration for and development of mineral deposits involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are in the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

The Company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company operations.

Foreign exchange rate

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. It buys its currencies based on its exploration budget.

Interest rate risk

The Company's accounts receivable and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents and short-term deposit bear interest at variable rates.

1.11 OUTLOOK

The level of activity on the Mexican projects has been increasing constantly since January 2004, and this increase should continue following the closing of financing of $9 million completed in November 2004.

Drilling program will continue on the Bolivar property, where the Company prepares definition drilling, and also on the Promontorio property.

Mining plans for the Bolivar Mine are in preparation. If everything goes as expected, the Company should start in the spring of 2005 a mini bulk sampling program (100 tons per day) on the Bolivar property. The Company will control and manage the operations at the Mal Paso plant in the state of Chihuahua following an agreement concluded last October. See Note 15c) of the Notes to the Unaudited Interim Consolidated Financial Statements.

La société demeurera à l'affût de toute opportunité intéressante qui pourrait s'offrir dans la région de la Sierra Madre.

The Company will remain alert to evaluate any other opportunity which may arise in the Sierra Madre region.

1.12 AUTRES ÉLÉMENTS DE L'ANALYSE PAR LA DIRECTION DE LA SITUATION FINANCIÈRE

1.12 OTHER REQUIREMENTS IN THE MANAGEMENT DISCUSSION AND ANALYSIS

(a) Des informations additionnelles sont disponibles sur SEDAR à www.sedar.com ainsi que sur le site web de la société à www.diabras.com .

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's web site at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Le détail des coûts et frais d'exploration reportés pour la période de six mois terminée le 30 septembre 2004 ainsi que pour l'exercice financier terminé le 31 mars 2004 sont présentés ci-dessous.

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Below is the detailed analysis of exploration expenditures incurred in the second quarter ended September 30, 2004 and for the year ended March 31, 2004.

Analyse des coûts et frais d'exploration reportés

Analysis of cost and deferred exploration costs

Coût et frais d'exploration reportés	Période de six mois terminée le 30 septembre Six-month period ended September 30 2004 *(non vérifié / unaudited)* $	Exercice terminé le 31 mars Year ended March 31 2004 *(vérifié / audited)* $	Cost and deferred exploration expenses
Solde au début de la période	**2 552 001**	**28 000**	**Balance at beginning of period**
Coûts d'acquisition et permis	876 178	564 822	Property acquisition and related costs
Reconnaissance et échantillonnage	117 885	75 890	Reconnaissance and sampling
Planification, cartographie et rapport géologique	-	19 425	Planning, mapping and geological reports
Consultation en géologie et gestion	351 048	486 977	Geology consulting and management
Levés géophysiques	74 931	637 893	Geophysical survey
Forage	617 003	255 742	Drilling
Main d'œuvre locale et administration	195 782	74 035	Local administration and labour
Transport	354 571	184 467	Transportation
Chemins	119 742	37 575	Roads
Amortissement capitalisé	59 651	-	Capitalized depreciation
Rémunération à base d'actions	48 155	187 175	Stock compensation costs
Solde à la fin de la période	**5 366 947**	**2 552 001**	**Balance at end of period**

(ii) INSTRUMENT NATIONAL 51-102 – SECTION 5.4

Divulgation au 25 novembre 2004 des données relatives aux titres en circulation

Actions ordinaires : 50 482 477

Bons de souscription : (chaque bon donne droit au porteur de souscrire une action ordinaire de la société au prix d'exercice indiqué jusqu'à la date d'échéance) : 29 800 399

(ii) NATIONAL INSTRUMENT 51-102 – SECTION 5.4

Disclosure of Outstanding Securities as at November 25th 2004

Common shares: 50,482,477

Warrants (each warrant entitles the holder to purchase one common share of the Company at the exercise price indicated until expiry date): 29,800,399

# DE BONS DE SOUSCRIPTION # OF WARRANTS	PRIX D'EXERCICE EXERCISE PRICE	DATE D'ÉCHÉANCE EXPIRY DATE
8 692 667	0.17 $	12-09-2005
1 406 250	0.84 $	30-09-2005
2 779 445	0.94 $	07-11-2005
4 919 969	2.50 $	21-10-2005
12 002 068	0.90$	16-11-2006

Options : **2 596 250**

Options: **2,596,250**

# D'OPTIONS # OF OPTIONS	PRIX DE LEVÉE EXERCISE PRICE	DATE D'ÉCHÉANCE EXPIRY DATE
10 000	0.20	27-09-2005
6 250	0.15	20-02-2008
1 180 000	0.85	01-10-2008
1 400 000	0.75	30-08-2009

Exploration Dia Bras inc.
Information corporative

Bureau administratif
630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec) H3B 1S6
Téléphone : (514) 866-6001
Télécopieur : (514) 866-6193

Inscription boursière
Bourse de croissance TSX
Symbole de cotation : DIB

Agent chargé de la tenue des registres et agent des transferts
Société de fiducie Computershare du Canada

Relations aux investisseurs
Pierre Thomas Laflamme
Téléphone : (514) 866-6001 – poste 229
Chef des opérations financières : Leonard Teoli
Téléphone : (514) 866-6001 – poste 226

Site Internet
WWW.DIABRAS.COM

Administrateurs
Rejean Gosselin
André St-Michel
Philip Renaud
Mousseau Tremblay
Jean-Marc Lalancette

Dirigeants
Rejean Gosselin, Président et chef de la direction
André St-Michel, Vice-président exécutif
Leonard Teoli, Chef des opérations financières
Luce L. Saint-Pierre, Secrétaire

Dia Bras Exploration Inc.
Corporate information

Administrative Office
630 René-Lévesque Blvd. West, Suite 2930
Montreal, Quebec H3B 1S6
Telephone: (514) 866-6001
Fax: (514) 866-6193

Exchange Listing
TSX Venture Exchange
Quote symbol: DIB

Registrar and Transfer Agent
Computershare Trust Company of Canada

Investor Relations
Pierre Thomas Laflamme
Telephone: (819) 847-2879
Chief of Financial Operations: Leonard Teoli
Telephone: (514) 866-6001 – Ext. 226

Website
WWW.DIABRAS.COM

Directors
Rejean Gosselin
André St-Michel
Philip Renaud
Mousseau Tremblay
Jean-Marc Lalancette

Officers
Rejean Gosselin, President and Chief Executive Officer
André St-Michel, Executive Vice-President
Leonard Teoli, Chief of Financial Operations
Luce L. Saint-Pierre, Secretary

Avis aux lecteurs des états financiers consolidés intermédiaires non vérifiés:

Les états financiers consolidés intermédiaires non vérifiés de Exploration Dia Bras Inc. pour le deuxième trimestre terminé le 30 septembre 2004 n'ont pas été révisés par les vérificateurs externes de la société.

(s) *Réjean Gosselin*

RÉJEAN GOSSELIN, ADMINISTRATEUR

(s) *Leonard Teoli*

LEONARD TEOLI, CHEF DES OPÉRATIONS FINANCIÈRES

Montréal, Québec
le 25 novembre 2004

Notice to readers of the unaudited interim consolidated financial statements:

The unaudited interim consolidated financial statements of Dia Bras Exploration Inc. for the second quarter ended September 30, 2004, have not been reviewed by the Company's external auditors.

(s) *Réjean Gosselin*

RÉJEAN GOSSELIN, DIRECTOR

(s) *Leonard Teoli*

LEONARD TEOLI, CHIEF OF FINANCIAL OPERATIONS

Montréal, Québec
November 25, 2004

BILANS (non vérifié) | BALANCE SHEETS (Unaudited)

	30 septembre/ September 30, 2004 *(non vérifié / unaudited)*	**31 mars/ March 31, 2004** *(vérifié / audited)*	
ACTIF			**ASSETS**
Actif à court terme			**Current assets**
Espèces et quasi-espèces (note 4)	3 614 952	4 707 091	Cash and cash equivalents (Note 4)
Dépôt à court terme	-	3 500 000	Short-term deposit
Dépôt sur placement	200 000	-	Deposit on investment
Débiteurs	299 872	112 580	Accounts receivable
Frais payés d'avance	250 015	26 887	Prepaid expenses
	4 364 839	8 346 558	
Immobilisations	16 377	-	**Fixed assets**
Actif incorporel (note 5)	39 600	-	**Intangible asset (Note 5)**
Frais reportés - Avances sur paiement de redevance (note 6)	350 000	350 000	**Deferred costs - Advance on royalty payment (Note 6)**
Actifs miniers (note 7)			**Mining assets (Note 7)**
Coût et frais d'exploration reportés	5 366 947	2 552 001	Costs and deferred exploration expenses
Bâtiment et équipement d'exploration	1 986 097	662 064	Exploration building and equipment
	7 759 021	3 564 065	
	12 123 860	11 910 623	
PASSIF			**LIABILITIES**
Passif à court terme			**Current liabilities**
Comptes créditeurs et frais courus	170 143	206 575	Accounts payable and accrued liabilities
CAPITAUX PROPRES			**SHAREHOLDERS' EQUITY**
Capital-actions (note 8)	17 527 844	17 004 115	Share capital (Note 8)
Déficit	(6 178 276)	(5 780 742)	Deficit
Surplus d'apport (note 10)	604 149	480 675	Contributed surplus (Note 10)
	11 900 686	11 704 048	
	12 123 860	11 910 623	

EXPLORATION DIA BRAS INC | **DIA BRAS EXPLORATION INC.**

RÉSULTATS ET DÉFICIT (non vérifié) | STATEMENTS OF OPERATIONS AND DEFICIT (Unaudited)

	Période de trois mois terminée le 30 septembre/ Three-month period ended September 30		Période de six mois terminée le 30 septembre/ Six-month period ended September 30		
	2004	**2003**	**2004**	**2003**	
	$	**$**	**$**	**$**	
	(non vérifié / unaudited)		*(non vérifié / unaudited)*		
Revenus					**Income**
Revenus d'intérêts	13 923		53 726	-	Interest income
Gain sur change	27 221	-	51 427	-	Gain on exchange
	41 144	-	105 153	-	
Dépenses					**Expenses**
Frais d'administration	96 156	50 283	166 528	68 777	Administrative expenses
Honoraires professionnels et de consultation	19 761	37 367	29 254	37 857	Professional and consulting fees
Information aux actionnaires et frais du fiduciaire	81 857	26 212	102 217	28 535	Information to shareholders and trustee fees
Frais de promotion	55 272	10 408	115 829	10 408	Promotion expenses
Rémunération à base d'actions (note 9)	29 498	-	75 319	-	Stock compensation costs (Note 9)
Amortissement des immobilisations	3 140	-	3 140	-	Depreciation of fixed assets
Amortissement d'actif incorporel	10 400	-	10 400	-	Depreciation of intangible assets
	296 084	124 270	502 687	145 577	
Perte nette de la période	254 940	124 270	397 534	145 577	**Net loss for the period**
Déficit au début de la période	5 924 143	3 551 226	5 780 742	3 529 419	**Deficit at beginning of period**
Frais relatifs à l'émission d'actions	(807)	140 525	-	141 025	**Share issue expenses**
Déficit à la fin de la période	6 178 276	3 816 021	6 178 276	3 816 021	**Deficit at end of period**
Perte nette de base et diluée par action	0.01	0.01	0.01	0.01	**Basic and diluted loss per share**
Nombre moyen pondéré de base et dilué d'actions en circulation	37 639 888	12 554 018	36 984 474	11 928 452	**Basic and diluted weighted average number of outstanding shares**

EXPLORATION DIA BRAS INC / DIA BRAS EXPLORATION INC.

FLUX DE TRÉSORERIE (non vérifié) / CASH FLOWS (Unaudited)

	Période de trois mois terminée le 30 septembre/ Three-month period ended September 30		Période de six mois terminée le 30 septembre/ Six-month period ended September 30		
	2004	2003	2004	2003	
	$	$	$	$	
	(non vérifié / unaudited)		*(non vérifié / unaudited)*		
Activités d'exploitation					**Operating activities**
Perte nette de la période	(254 940)	(124 270)	(397 534)	(145 577)	Net loss for the period
Ajustement pour:					Adjustment for:
Rémunération à base d'actions	29 498	-	75 319	-	Stock compensation costs
Amortissement des immobilisations	3 140	-	3 140	-	Depreciation of fixed assets
Amortissement d'actif incorporel	10 400	-	10 400	-	Depreciation of intangible asset
	(211 902)	(124 270)	(308 675)	(145 577)	
Variation des éléments hors caisse du fonds de roulement (note 11)	(546 788)	199 978	(446 852)	227 883	Changes in non-cash working capital items (Note 12)
	(758 690)	75 708	(755 527)	82 306	
Activités de financement					**Financing activities**
Émission de capital-actions (note 8)	73 562	1 653 417	523 729	1 653 417	Share capital (Note 8)
Frais relatifs à l'émission d'actions	807	(140 525)	-	(141 025)	Share issue expenses
	74 369	1 512 892	523 729	1 512 392	
Activités d'investissement					***Investing activities***
Rachat de dépôt à court terme	-		3 500 000	-	Repurchase of short-term deposit
Acquisition d'un actif incorporel	-	(350 000)	(50 000)	(350 000)	Purchase of an intangible asset
Acquisition de bâtiment et équipement d'exploration	(875 426)	(8 926)	(1 340 850)	(8 926)	Purchase of exploration building and equipment
Augmentation des actifs miniers (notes 7 et 9)	(1 808 943)	(280 418)	(2 769 491)	(313 418)	Increase in mining assets (Notes 7 and 9)
Dépôt sur placement	(200 000)	-	(200 000)	-	Deposit on investments
	(2 884 369)	(639 344)	(860 341)	(672 344)	
Augmentation (diminution) des espèces et quasi-espèces au cours de la période	(3 568 690)	949 256	(1 092 139)	922 354	**Increase (decrease) in cash and cash equivalents during the period**
Espèces et quasi-espèces au début de la période	7 183 642	69 845	4 707 091	96 747	**Cash and cash equivalents at beginning of period**
Espèces et quasi-espèces à la fin de la période	3 614 952	1 019 101	3 614 952	1 019 101	**Cash and cash equivalents at end of period**

1. Incorporation et nature des activités

La société a été constituée en vertu de la Loi canadienne sur les sociétés par actions le 11 avril 1996. La société détient des options pour acquérir un intérêt de 100 % dans des propriétés minières situées dans le district de Chihuahua au Mexique ainsi que dans des propriétés situées dans la région de Wawa en Ontario qui sont présentement au stade de l'exploration et pour lesquelles la rentabilité de la mise en exploitation n'a pas encore été déterminée. Le recouvrement des coûts engagés sur ces propriétés et des frais d'exploration reportés afférents dépend de l'existence en quantité suffisante de minerai, de la confirmation des intérêts de la société dans les claims miniers sous-jacents, de la possibilité pour la société d'obtenir le financement nécessaire pour la mise en exploitation de ces propriétés et de la rentabilité de la production future ou de la cession de telles propriétés à un montant égal à l'investissement de la société.

La société a pris des mesures conformes aux standards de l'industrie pour des propriétés à ce stade de l'exploration afin d'obtenir les titres de ses propriétés. Toutefois, rien ne garantit que les titres des propriétés de la société ne seront pas contestés. Les titres de propriété peuvent être assujettis à des ententes ou à des transferts précédents non enregistrés et peuvent être affectés par des défauts non détectés.

2. Base de présentation

Les présents états financiers consolidés intermédiaires ont été préparés par la direction conformément aux principes comptables généralement reconnus du Canada en utilisant les mêmes conventions et méthodes comptables que pour la préparation des plus récents états financiers annuels à l'exception de la convention sur l'actif incorporel tel que décrit plus bas. Toutefois, comme ils ne comprennent pas toutes les informations qui sont normalement présentées dans les états financiers annuels, ils devraient être lus conjointement avec les états financiers vérifiés du 31 mars 2004.

Actif incorporel – licence

L'actif incorporel est comptabilisé au coût et sera amorti selon la méthode linéaire sur une période de deux ans.

3. Périmètre de consolidation

Les états financiers consolidés de la société comprennent les comptes de la société et de sa filiale en propriété exclusive Dia Bras Mexicana S de RL de CV.

1. Incorporation and nature of operations

The Company was incorporated under the Canada Business Corporations Act on April 11, 1996. It holds options to acquire interest in mining properties at the exploration stage located in the Chihuahua District of Mexico and in the Wawa District of Ontario, Canada, the economic viability of which has not yet been assessed. The recoverability of costs relating to these mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development, as well as future profitable production or alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

The Company has taken reasonable measures in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

2. Basis of presentation

These interim consolidates financial statements have been prepared in accordance with Canadian generally accepted accounting principles and use the same accounting policies and methods used in the preparation of the Company's most recent annual financial statements with the exception of the policy on intangible asset as described below. All disclosure required for annual financial statements have not been included in these financial statements. Therefore these statements should be read in conjunction with the March 31, 2004 audited financial statements.

Intangible asset – License

The intangible asset is accounted for at cost and will be amortized on a straight-line basis over a two-year period.

3. Basis of consolidation

The consolidated financial statements of the Company include the accounts of the Company and of its wholly owned subsidiary, Dia Bras Mexicana S de RL de CV.

4. Espèces et quasi espèces

Les espèces et quai-espèces comprennent les dépôts à court terme échéant à moins de trois mois.

4 Cash and cash equivalents

Cash and cash equivalents include short-term deposits with maturities of three months or less.

5. Actif incorporel

5. Intangible asset

Coût / Cost	Amortissement accumulé / Accumulated depreciation	Valeur nette Net book value
$	$	$
50 000	10 400	39 600

En avril 2004, la société a signé un contrat de licence avec Diagnos Inc. qui détient les droits d'un programme (le programme) utilisé dans le domaine minier pour l'interprétation de données numérisées générées par les levées géophysiques, l'imagerie satellite et les analyses géochimiques. Le coût d'acquisition de la licence est de 50 000 $ pour une application au territoire de Mexique. La licence permet à la société d'utiliser immédiatement le programme pour l'analyse des données de ses propriétés mexicaines.

In April 2004, the Company entered into a licensing agreement with Diagnos Inc., the owner of proprietary software (the "Technology") used in the field of data mining and which provides interpretation of databases generated by geophysical surveys, satellite imagery and geochemical analysis. The cost of the licence is $50,000 for the territory of Mexico. The licence will give the Company immediate access to the Technology in order to apply it to data generated from its Mexican properties.

6. Frais reportés – Avance sur paiement de redevance

Le 26 août 2003, la société a acquis auprès de Nichromet Extraction Inc. (« Nichromet ») les droits d'utilisation et de commercialisation d'une licence sur une technologie d'extraction métallurgique pour le territoire du Mexique en contrepartie d'une redevance nette d'affinage de 1 % sur toute production effectuée sur ses propriétés mexicaines utilisant cette technologie. En vertu de cette entente la société a effectué une avance non remboursable sur paiement de redevance, au montant de 350 000 $. Si la technologie couverte par la licence n'est pas utilisée dans une période de deux ans à compter de la signature de la convention, les frais reportés seront alors radiés.

6. Deferred costs – Advance on royalty payment

On August 26, 2003, the Company acquired from Nichromet Extraction Inc. ("Nichromet") the exclusive rights over a licence for the use and marketing of a metallurgical extractive technology for Mexico in consideration of a 1% net smelter royalty payment on all mineral production using the technology from any of the Company's Mexican properties. As part of the agreement, the Company made a non-refundable royalty advance of $350,000. If the technology covered by the Nichromet licence is not used in a two-year period from the agreement date, the deferred costs will be written off.

7. Actifs miniers / 7. Mining assets

	Coût/ Cost		Frais d'exploration reportés/ Deferred exploration expenses	
	30 septembre/ September 30, 2004 *(non vérifié/ unaudited)* $	31 mars/ March 31, 2004 *(vérifié / audited)* $	30 septembre/ September 30, 2004 *(non vérifié unaudited)* $	31 mars/ March 31, 2004 *(vérifié / audited)* $
Canada				
Wawa (option)	159 907	159 907	120 671	120 671
Mexique/Mexico				
Chihuahua				
Projet Bolivar Project				
Santa María (option)	133 495	128 172	267 560	206 965
San José (option)	74 864	71 420	271 504	119 026
Piedras Verdas	134 948	132 130	1 833 127	1 013 515
El Cumbre	43 449	38 099	112 569	112 569
Mezquital	22 571	18 048	99 105	94 236
El Oro	19 657	14 544	179 222	170 082
La Cascada	7 974	4 267	133 577	92 440
Val	2 312	-	96 653	-
Bolivar	770 521	-	701 239	-
Promontorio	53 303	-	57 270	-
Autres/Others	22 998	3 235	4 8451	52 675
	1 445 999	569 822	3 920 948	1 982 179

Coût et frais d'exploration reportés	Période de six mois terminée le 30 septembre / Six-month period ended September 30 2004 *(non vérifié / unaudited)* $	Exercice terminé le 31 mars / Year ended March 31 2004 *(vérifié / audited)* $	Cost and deferred exploration expenses
Solde au début de la période	**2 552 001**	**28 000**	**Balance at beginning of period**
Coûts d'acquisition et permis	876 178	564 822	Property acquisition and related costs
Reconnaissance et échantillonnage	117 885	75 890	Reconnaissance and sampling
Planification, cartographie et rapport géologique	-	19 425	Planning, mapping and geological reports
Consultation en géologie et gestion	351 048	486 977	Geology consulting and management
Levés géophysiques	74 931	637 893	Geophysical survey
Forage	617 003	255 742	Drilling
Main d'œuvre locale et administration	195 782	74 035	Local administration and labour
Transport	354 571	184 467	Transportation
Chemins	119 742	37 575	Roads
Amortissement capitalisé	59 651	-	Capitalized depreciation
Rémunération à base d'actions	48 155	187 175	Stock compensation costs
Solde à la fin de la période	**5 366 947**	**2 552 001**	**Balance at end of period**

7. Actifs miniers (suite)

Projets de Chihuahua – Mexique

Projet Bolivar

En août 2004, (non vérifié), la société a conclu une entente commerciale avec les propriétaires de la propriété Bolivar à Chihuahua au Mexique qui prévoit l'acquisition par la société d'un intérêt de 100 % dans cette propriété en contrepartie de 1,2 million $US payable sur une période de trois ans. En date du 30 septembre 2004, (non vérifié), la société a acquis un intérêt de 50% pour un coût total de 770 521 $.

Projets Santa María et San José

En vertu de la convention d'option de juillet 2003, la société peut acquérir un intérêt cumulatif de 100 % dans des propriétés d'or, d'argent et autres métaux de base situées dans le district de Chihuahua au Mexique en engageant des dépenses d'exploration de 4 000 000 $US et en versant un montant de 924 000 $US sur une période de six ans.

Projet Piedras Verdes

En vertu d'une convention d'option conclue au cours de l'exercice 2003-2004, la société peut acquérir un intérêt de 100 % dans la propriété Piedras Verdes en contrepartie de 200 000 $US payable sur une période de deux ans. La propriété est située près de l'ancienne mine Bolivar et elle a été la cible principale de la campagne de forage entreprise au printemps 2004. Au 30 septembre 2004, la société avait effectué un premier paiement de 73 500 $US.

Projets El Oro et PC 1135

En janvier 2004, la société a acquis un intérêt de 100 % dans les propriétés El Oro et PC 1135, situées dans le district de Chihuahua, au Mexique, pour une contrepartie totale au comptant de 20 000 $ et l'émission de 500 000 actions ordinaires de la société dont 250 000 à la date du premier anniversaire de l'entente. L'entente prévoit également le paiement d'une royauté nette d'affinage de 3 % sur toute production éventuelle provenant de ces propriétés.

Au 30 septembre 2004, la société négocie toujours certains termes de l'entente avec les vendeurs dans le but de la modifier en une entente d'option. À cette date, aucun paiement ni émission d'actions n'a eu lieu et aucun coût n'a été comptabilisé.

7. Mining assets (continued)

Mexico – Chihuahua

Bolivar Project

In August 2004 (unaudited), the Company entered into a commercial agreement with the owners of the Bolivar property in Chihuahua, Mexico. The agreement provides for the acquisition by the Company of 100% of the Bolivar property for a consideration of US$1.2 million payable over a three-year period. As at September 30, 2004 (unaudited), the Company has acquired a 50% interest for a total cost of $770,521.

Santa María and San José projects

Pursuant to the July 2003 option agreement, the Company may acquire a cumulative interest of up to 100% in certain gold, silver and base metal properties in the Chihuahua District of Mexico, by incurring exploration expenditures of US$4,000,000 and making additional payments of up to US$724,000 over a six-year period.

Piedras Verdes Project

Pursuant to an option agreement executed in the fiscal year 2003-2004, the Company may acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. The property is located near the old Bolivar mine and was the principal target of the drilling program which started in the spring of 2004. As at September 30, 2004, the Company had made a first payment of US$73,500.

El Oro and PC 1135 properties

In January 2004, the Company entered into an agreement to acquire a 100% interest in the El Oro and PC 1135 properties in the Chihuahua District of Mexico for a total cash consideration of US$20,000 and the issuance of 500,000 common shares of the Company, including 250,000 at the first anniversary of the agreement. The agreement also included the payment to the vendor of a 3% net smelter return from the properties.

As at September 30, 2004, the Company was still negotiating certain terms of the agreement with the vendors in order to amend it towards an option agreement. As at that date, neither the payment nor the share issuance had been made and no costs had yet been accounted for.

Projets Promontorio et Hidalgo

En mai 2004, la société a conclu une entente d'option d'achat avec un tiers en vertu de laquelle la société peut acquérir un intérêt de 100 % dans les propriétés Promontorio et Hidalgo en versant aux vendeurs un montant de 3 000 000 $US de la façon suivante :

Promontorio and Hidalgo properties

In May 2004, the Company entered into a purchase option agreement whereby the Company could earn a 100% interest in the Promontorio and Hidalgo properties located in the Chihuahua District of Mexico by paying to the vendors a total of US$3,000,000 as follows:

	US$	
À la signature de l'entente	40 000	On execution of the agreement
Au 1er anniversaire de l'entente	60 000	On the first anniversary date
Au 2eme anniversaire de l'entente	100 000	On the second anniversary date
Au 3eme anniversaire de l'entente	150 000	On the third anniversary date
Au 4eme anniversaire de l'entente	150 000	On the fourth anniversary date
Au 5eme anniversaire de l'entente	2 500 000	On the fifth anniversary date

Aucune royauté ne s'applique sur ces propriétés

No royalties apply to those properties

Canada

Wawa

La société a conclu en octobre 2002 une convention d'option avec Exploration diamantifère Oasis inc. (« Oasis ») par laquelle la société peut acquérir un intérêt cumulatif pouvant atteindre 50 % dans deux propriétés minières (Macaskill et Magpie) en encourant des dépenses d'exploration de 5 000 000 $ sur une période de quatre ans et en émettant 250 000 actions ordinaires à chacun des trois premiers anniversaires de la convention. En règlement du prix de l'option, la société a payé un montant comptant de 10 000 $ et a émis 450 000 actions ordinaires.

À la date du premier anniversaire, la société n'a pas émis d'actions parce qu'elle avait effectué, au nom d'Oasis, des paiements additionnels pour le maintien des propriétés.

Canada

Wawa

In October 2002, the Company entered into an option agreement with Oasis Diamond Exploration Inc. ("Oasis") whereby the Company can acquire a cumulative interest of up to 50% in two mining properties (Macaskill and Magpie) by incurring exploration expenditures of $5,000,000 over a four-year period and by issuing 250,000 common shares at each of the first three anniversaries of the agreement. As settlement of the option entry price, the Company paid a cash consideration of $10,000 and issued 450,000 common shares.

At the date of the first anniversary, the Company did not issue any shares as the Company had made additional claim payments on behalf of Oasis with respect to those properties.

7. Actifs miniers (suite) | **7. Mining assets (continued)**

Bâtiments et équipement d'exploration | **Exploration building and equipment**

30 septembre/ September 30 2004
(non vérifié / unaudited)

	Coût Cost $	Amortissement cumulé Accumulated depreciation $	Valeur nette Net value $	
Bâtiments				Building
Camp	404 587	7 241	397 346	Camp
Machinerie et équipement	1 281 808	29 758	1 252 050	Machinery and equipment
Matériel roulant	301 599	19 453	282 146	Rolling stock
Mobilier de bureau et équipement informatique	57 753	3 198	54 555	Computers and office furniture
	2 045 747	59 650	1 986 097	

Bâtiments et équipement d'exploration | **Exploration building and equipment**

31 mars/ March 31 2004
(vérifié / audited)

	Coût Cost $	Amortissement cumulé Accumulated depreciation $	Valeur nette Net $	
Bâtiments				Building
Camp	168 667	-	168 667	Camp
Machinerie et équipement	359 635	-	359 635	Machinery and equipment
Materiel roulant	100 724	-	100 724	Rolling stock
Mobilier de bureau et équipement informatique	33 038	-	33 038	Computers and office furniture
	662 064		662 064	

Tous les bâtiments et équipement d'exploration sont au Mexique.

All exploration building and equipment are in Mexico.

8. Capital-actions / 8. Share capital

Autorisé / **Authorized**

Un nombre illimité d'actions ordinaires sans valeur nominale.

An unlimited number of common shares without par value.

Émis / **Issued**

Les mouvements dans le capital-actions de la société se détaillent comme suit :

Changes in the Company's share capital were as follows:

	Période de six mois terminée le 30 septembre Six-month period ended September 30 2004 *(non vérifié / unaudited)*		**Exercice terminé le 31 mars Year ended March 31 2004** *(vérifié / audited)*		
	Nombre d'actions Number of Shares	**Montant Amount $**	**Nombre d'actions Number of Shares**	**Montant Amount $**	
Solde au début de la période	35 714 991	16 980 115	10 846 011	3 589 660	Balance at beginning of period
Émises et payées en argent	-	-	20 313 997	12 095 551	Issued and paid in cash
Émises à la levée d'options d'achat d'actions	37 084	5 563	621 041	118 658	Issued on the exercise of stock options
Émises à l'exercice de bons de souscription	2 061 667	518 166	2 987 332	582 246	Issued on the exercise of warrants
Émises en contrepartie d'actifs miniers	200 000	24 000	650 000	69 000	Issued for acquisition of mining assets
Émises à titre de commission	-	-	296 610	525 000	Issued as commission
Solde à la fin de la période	38 013 742	17 527 844	35 714 991	16 980 115	Balance at end of period
À être émises					To be issued
À être émises pour l'acquisition d'actifs miniers	-	-	200 000	24 000	To be issued for acquisition of mining assets
Solde des actions émises et à être émises	38 013 742	17 527 844	35 914 991	17 004 115	Balance issued and to be issued

8. Capital-actions (suite) / 8. Share capital

Bons de souscription / Warrants

Les mouvements dans les bons de souscription en circulation se détaillent comme suit :

A summary of changes in outstanding common share purchase warrants is presented below:

	Période de six mois terminée le 30 septembre Six-month period ended September 30 2004 *(non vérifié / unaudited)*		**Exercice terminé le 31 mars Year ended March 31 2004** *(vérifié / audited)*		
	Nombre de bons de souscription Number of warrants	**Prix d'exercice moyen / Average exercise price $**	**Nombre de bons de souscription Number of warrants**	**Prix d'exercice moyen / Average exercise price $**	
Solde au début de la période	20 326 665	0,75	3 000 000	0,20	Beginning of period
Émis	-	-	20 313 997	0,76	Issued
Exercés	(2 061 667)	0,25	(2 987 332)	0,19	Exercised
Solde à la fin de la période	18 264 998	0,82	20 326 665	0,75	End of period

Prix d'exercice Exercise price $	Nombre de bons de souscription au 30 septembre 2004 Number of warrants as at September 30, 2004	Date d'échéance Expiry date
0,17	9 159 334	Septembre/September 2005
0,80 / 0,84	1 406 250	Octobre/October 2004 / 2005
0,90 / 0,94	2 779 445	Novembre/November 2004 / 2005
2,00 / 2,50	4 919 969	Décembre/December 2004 / 2005

Pendant la première période de 12 mois suivant la clôture et / pendant la période subséquente de 12 mois jusqu'à l'échéance.
For the first twelve months following closing and / for the subsequent twelve-month period until expiry date.

9. Régime d'options d'achat d'actions

La société a adopté un régime d'options d'achat d'actions (le « régime ») selon lequel le conseil d'administration peut, de temps à autre, attribuer à ses administrateurs, dirigeants, employés et consultants et à ceux de ses filiales des options leur permettant d'acquérir des actions ordinaires de la société. Les conditions et le prix de levée de chaque option sont déterminés par le conseil d'administration. Le nombre maximum d'actions ordinaires dans le capital de la société qui peut être réservé pour attribution en vertu du régime en date du 30 septembre 2004 est égal à 3 700 000 (2 295 000 au 31 mars 2004) et le nombre maximal d'actions ordinaires réservées pour l'attribution à un seul bénéficiaire ne peut dépasser 5 % des actions ordinaires en circulation à la date d'attribution.

9. Stock option plan and compensation costs

The Company maintains a stock option plan (the "Plan") whereby the board of directors may, from time to time, grant to employees, officers, directors or consultants of the Company and its subsidiaries options to acquire common shares of the Company on such terms and at such exercise prices as may be determined by the board. The Plan provides that the maximum number of common shares in the capital of the Company that may be reserved for issuance under the Plan shall be equal to 3,700,000 as at September 30, 2004 (March 31, 2004 – 2,295,000) common shares and that the maximum number of common shares which may be reserved for issuance to any one optionee pursuant to a share option may not exceed 5% of the common shares outstanding at the time of grant.

9. Régime d'options d'achat d'actions (suite)

Les options doivent être levées au plus tard cinq ans après la date d'attribution. Le prix de levée ne peut être inférieur à la valeur marchande des actions ordinaires à la date d'attribution.

Les mouvements dans les options d'achat d'actions de la société se détaillent comme suit :

9. Stock option plan and compensation costs (continued)

The options must be exercised within five years of grant. The exercise price may not be lower than the market of the common shares at the time of grant.

A summary of changes in the Company's common share purchase options is presented below:

	Période de six mois terminé le 30 septembre Six-month period ended September 30 2004 *(non vérifié / unaudited)*		**Exercice terminé le 31 mars Year ended March 31 2004** *(vérifié / audited)*		
	Nombre d'options/ Number of options	**Prix moyen de levée/ Average exercise price $**	**Nombre d'options Number of options**	**Prix moyen de levée/ Average exercise price $**	
Solde au début de la période	1 283 959	0,81	680 000	0,16	Beginning of period
Attribuées	1 400 000	0,75	1 235 000	0,85	Granted
Levées	(37 084)	0,15	(621 041)	0,19	Exercised
Échues ou annulées	(50 625)	0,53	(10 000)	0,20	Expired or cancelled
Solde à la fin de la période	2 596 250	0,79	1 283 959	0,81	End of period

Prix de levée Exercise price $	Nombre d'options au 30 septembre 2004 Number of options as at September 30, 2004	Date d'échéance Expiry date
0,20	10 000	Septembre/September 2005
0,15	6 250	Février/February 2008
0,15	1 180 000	Octobre/October 2008
0,75	1 400 000	Août / August 2009

Conformément au chapitre 3870 du manuel de l'ICCA, la société a comptabilisé le coût relatif aux options émises en 2003 selon la méthode de la valeur marchande. Le coût de rémunération à base d'actions pour la période de six mois terminée le 30 septembre 2004 s'élève à 123 474 $ (néant au 30 septembre 2003) dont 48 155 $ capitalisés aux actifs miniers (projets Chihuahua) sur la base des options émises aux dirigeants et consultants travaillant exclusivement au programme d'exploration au Mexique. Le solde de 75 319 $ a été comptabilisé comme charge à l'état des résultats et déficit.

In accordance with CICA chapter 3870, the Company accounted for options granted in 2003 using the fair value method. Total stock compensation costs for the six-month period ended September 30, 2004 amount to $123,474 (unaudited) (September 30, 2003 – nil) including $48,155 capitalized to mining assets as part of the Chihuahua project costs on the basis that the options were granted to officers and consultants exclusively involved in the exploration program in Mexico. The balance of $75,319 was accounted for as expenses in the Statements of operations and deficit.

9. Régime d'options d'achat d'actions (suite)

La valeur marchande des options octroyées a été estimée en utilisant le modèle Black-Sholes basé sur les hypothèses suivantes :

Dividende moyen par action.. -$
Volatilité... .....75 %
Taux d'intérêt sans risque......................................3,5 %
Durée estimative..5 ans
Prix de l'option..0,85 $
Moyenne pondérée de la valeur estimative des options... ....0,54 $

9. Stock option plan and compensation costs (continued)

The fair value of the options granted was estimated using the Black-Scholes option-pricing model based on the following assumptions:

Average dividend per share.................................$ -
Volatility...75%
Risk-free interest rate 3.5%
Expected life of options................................5 years
Option price $0.85
Weighted average of the estimated fair value of each option...$0.54

10. Surplus d'apport

10. Contributed surplus

	Période de six mois terminée le 30 septembre Six-month period ended September 30 2004 *(non vérifié / unaudited)* $	Exercice terminé le 31 mars Year ended March 31 2004 *(vérifié / audited)* $	
Solde au début de la période	480 675	-	Balance at beginning of period
Rémunération à base d'actions (note 9)	123 474	480 675	Stock compensation cost (Note 9)
Solde à la fin de la période	604 149	480 675	Balance at end of period

11. Flux de trésorerie

La variation des éléments hors caisse des activités d'exploitation se détaille comme suit :

11. Statements of cash flows

The net change in non-cash working capital items is as follows:

	Période de trois mois terminée le 30 septembre/ Three-month period ended September 30		Période de six mois terminée le 30 septembre/ Six-month period ended September 30		
	2004 $	2003 $	2004 $	2003 $	
Débiteurs	(118 903)	(15 654)	(187 292)	17 540	Accounts receivable
Frais payés d'avance	(219 845)	(1 000)	(223 128)	3 000	Prepaid expenses
Créditeurs et frais courus	(208 040)	216 632	(36 432)	207 343	Accounts payable and accrued liabilities
	(546 788)	199 978	(446 852)	227 883	

12. Opérations entre apparentés

Au cours de la période de six mois terminée le 30 septembre 2004, des sociétés contrôlées par des dirigeants de la société ont chargé des honoraires de consultation de 156 875 $ (33 018 $ pour la période correspondante de 2003) dont 136 168 $ capitalisés dans les frais d'exploration reportés (néant en 2003).

Au cours de la période de six mois terminée le 30 septembre 2004, une société contrôlé par un administrateur a chargé des frais d'analyse et d'échantillonnage de 11 431 $ qui ont été capitalisés dans les frais d'exploration reportés (néant en 2003).

13. Engagement

En mars 2004, la société et deux autres sociétés ont signé conjointement un bail d'une durée de cinq ans pour des espaces de bureaux. Le loyer annuel total à être partagé entre les locataires se chiffre à environ 150 000 $.

14. Chiffres correspondants

Les chiffres correspondants comportent certains retraitements en vue de les rendre conformes à la présentation de l'exercice courant.

15. Evénement postérieur

a) En novembre 2004, la société a complété des placements privés de 12 002 068 unités au prix de 0,75$ l'unité pour une contrepartie totale de 9 001 551 $. Chaque unité comprend une action ordinaire et un bon de souscription donnant droit de souscrire à une action ordinaire au prix de 0,90 $ jusqu'en novembre 2006. Des frais d'intermédiation de 568 102 $ ont été payés au comptant.

b) En octobre 2004, la société a conclu une entente avec Ecu Silver Mining Inc. («Ecu Silver») visant l'acquisition par Ecu Silver des droits sur la technologie Nichromet pour ses projets au Mexique en contrepartie de 1 000 000 d'actions ordinaires et d'une royauté nette d'affinage de 1,5 %. La contrepartie sera partagée également avec Nichromet Extraction Inc. (« Nichromet »). La société agissait à titre d'agent de Nichromet dont elle détient une licence pour le Mexique. Dans le cadre de cette opération, la société a effectué un placement privé de 200 000 $ en contrepartie de 666 666 unités de Ecu Silver. Chaque unité comprend une action ordinaire et un bon de souscription à une action ordinaire. Le produit de ce placement sera utilisé par Ecu Silver pour l'installation d'un laboratoire métàllurgique afin de tester les échantillons utilisant la technologie Nichromet.

12. Related party transactions

During the six-month period ended September 30, 2004, companies controlled by officers of the Company charged consulting fees amounting to $156,875 ($33,018 for the corresponding period in 2003), including $136,168 capitalized to deferred exploration costs (nil in 2003).

During the six-month period ended September 30, 2004, a company controlled by a director charged sampling and analysis costs amounting to $11,431 which were capitalized to mining assets (nil in 2003).

13. Commitment

In March 2004, the Company and two other companies entered into a five-year lease agreement for office premises. The annual lease to be shared between the companies amounts to approximately $150,000.

14. Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

15. Subsequent event

a) In November, 2004, the Company completed private placements of 12,002,068 units at a price of $0.75 per unit for total proceeds of $9,001,551. Each unit is comprised of one common share and one common share purchased warrants entitling its holder to purchase one common share at a price of $0.90 until November, 2006. Finders' fees totaling $568,102 were paid in cash.

b) In October 2004, the Company signed an agreement with Ecu Silver Mining Inc ("Ecu Silver") for the acquisition by Ecu Silver of the right to utilize the Nichromet technology for its mining projects in Mexico in consideration for 1,000,000 common shares and a 1.5% NSR royalty. The consideration is shared equally with Nicromet Extraction Inc. ("Nichromet"). The Company holds a Nichromet license for Mexico and was acting as agent. As part of this transaction, the Company made a private placement of $200,000 in consideration for 666,666 units of Ecu Silver, each unit being comprised of one common share and one common share purchase warrant. The proceeds of the private placement will be used by Ecu Silver for the installation of a metallurgical laboratory to test samples using the Nichromet technology.

De plus, Dia Bras aura le droit d'utiliser, au coût plus 10%, le laboratoire et toute usine pilote qui serait construite par la suite.

c) En octobre 2004, la société a conclu une entente de service pour l'utilisation d'une usine de concassage et de traitement du minerai au coût de 5,00 $US la tonne métrique (minimum de 2 500 tonnes par mois soit 12 500 $ US). L'entente est d'une durée de douze mois et prévoit des coûts de réhabilitation de l'usine au frais de la société au montant de 150 000 $US.

Moreover, Dia Bras will have the right to use the metallurgical laboratory, and any pilot plant that could be built subsequently, at cost plus 10%.

c) In October 2004, the Company entered into a service agreement for the usage of a crushing plant and treatment mill at a cost of US$5.00 per metric ton (minimum of 2,500 tons per month for US$12,500). The agreement is for a twelve-month period and includes the plant refurbishing cost for amount of US$150,000.

Exploration Dia Bras inc.
630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514) 866-6001
Télécopieur : (514) 866-6193


RECEIVED
2006 JUN 19 A 10:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SEDAR

Le 29 novembre 2004

AUTORITÉ DES MARCHÉS FINANCIERS
800, square Victoria
22e étage
C.P. 246, Tour de la Bourse
Montréal (Québec)
H4Z 1G3

Objet: États financiers consolidés intermédiaires pour la période de six mois terminée le 30 septembre 2004

Madame, Monsieur

Nous confirmons par la présente le matériel suivant a été envoyé le 29 novembre 2004, par courrier affranchi, à tous les actionnaires inscrits et non-inscrits de la société qui apparaissent sur la liste d'envoi supplémentaire, comme défini à l'Instruction générale C-41.

- États financiers consolidés intermédiaires pour la période de six mois terminée le 30 septembre 2004 (y compris le rapport de gestion et l'avis aux lecteurs).

Veuillez agréer, Madame, Monsieur, l'expression de nos sentiments distingués.

(S) *Luce L. Saint-Pierre*

Secrétaire corporative
Tel: (514) 866-6001
Fax: (514) 866-6193

DIA BRAS EXPLORATION INC.


RECEIVED
2006 JUN 19 A 10:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BC FORM 51-901F

SECOND QUARTER ENDED SEPTEMBER 30, 2004

ISSUER DETAILS

FOR 2ND QUARTER ENDED:	September 30, 2004
DATE OF REPORT:	November 29, 2004
NAME OF ISSUER:	**Dia Bras Exploration Inc.**
ISSUER ADDRESS:	630, René-Lévesque Blvd. West Suite 2930 Montreal, Quebec, Canada H3B 1S6
ISSUER FAX NUMBER:	(514) 866-6193
ISSUER TELEPHONE NUMBER:	(514) 866-6001
CONTACT NAME:	**Leonard Teoli**
CONTACT POSITION:	Chief of Financial Operations
CONTACT TELEPHONE NUMBER:	(514) 866-6001 – Ext. 226
CONTACT EMAIL ADDRESS:	lteoli@sgv.ca
WEB SITE ADDRESS:	WWW.DIABRAS.COM

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
(s) Réjean Gosselin	RÉJEAN GOSSELIN	2004/11/29
(s) André St-Michel	ANDRÉ ST-MICHEL	2004/11/29

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

SECOND QUARTER ENDED SEPTEMBER 30, 2004

SCHEDULE "A"

CONSOLIDATED FINANCIAL STATEMENTS

See unaudited consolidated Financial Statements for the second quarter ended September 30, 2004, filed separately.

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

SECOND QUARTER ENDED SEPTEMBER 30, 2004

SCHEDULE "B"

SUPPLEMENTARY INFORMATION

1. ANALYSIS OF COST AND DEFERRED EXPLORATION COSTS

	Six-month period ended September 30 2004 *(unaudited)* $	Year ended March 31 2004 *(audited)* $
Balance at beginning of period	**2,552,001**	**28,000**
Property acquisition and related costs	876,178	564,822
Reconnaissance and sampling	117,885	75,890
Planning, mapping and geological reports	-	19,425
Geology consulting and management	351,048	486,977
Geophysical survey	74,931	637,893
Drilling	617,003	255,742
Local administration and labour	195,782	74,035
Transportation	354,571	184,467
Roads	119,742	37,575
Capitalized depreciation	59,651	-
Stock compensation costs	48,155	187,175
Balance at end of period	**5,366,947**	**2,552,001**

2. RELATED PARTY TRANSACTIONS

See Note 12 of the Notes to the Interim Unaudited Consolidated Financial Statements for the Second Quarter ended September 30, 2004.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED IN THE PERIOD

- 437,084 common shares were issued for $73,562 (for the six-month ended September 30, 2004: 2,098,751 common shares for $523,729);
- no common share purchase warrants were issued during the period; and
- 1,400,000 options were granted during the period at an exercise price of $0.75.

4. SUMMARY OF SECURITIES AS AT SEPTEMBER 30, 2004

See Notes 8 and 9 of the Notes to the Interim Unaudited Consolidated Financial Statements for the Second Quarter ended September 30, 2004.

5. LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 29, 2004

Directors: Réjean Gosselin, Mousseau Tremblay, André St-Michel, Jean-Marc Lalancette and Philip Renaud.

Officers: Réjean Gosselin, *President*
André St-Michel, *Executive Vice-President*
Leonard Teoli, *Chief of Financial Operations*
Luce L. Saint-Pierre, *Corporate Secretary*

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

SECOND QUARTER ENDED SEPTEMBER 30, 2004

SCHEDULE "C"

MANAGEMENT DISCUSSION AND ANALYSIS

This management discussion and analysis follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuer. It is a complement and supplement to the quarterly financial statements and should be read in conjunction with those statements. It represents the view of management on current Company activities, past and current financial results, as well as an outlook of activities of the coming months.

1.1 DATE

This Management discussion and analysis for the period ended September 30, 2004 is as of November 25, 2004.

1.2 OVERALL PERFORMANCE, RESULTS OF OPERATION AND EXPLORATION ACTIVITIES

Dia Bras Exploration Inc. (the "Company") is a mining exploration Company with 13 properties or options on properties covering more than 16,000 hectares in the State of Chihuahua in Mexico and an option on two diamond properties in the Wawa region of Ontario.

The Company has no operating income since none of its properties are at the production stage.

During the quarter ended September 30, 2004, the Company incurred a loss of $254,940 ($0.01 per share) (cumulative loss of $397,534 for the six-month period) compared to a loss of $124,270 ($0.01 per share) (cumulative loss of $145,577) for the same period in 2003.

The Company's activities in Mexico expanded during the last year and this development of activities involved new expenses at the Montreal office, such as traveling costs and insurance, as well as an increase in other expenses the cost of personnel.

The Company continued its effort to increase its market visibility. Therefore, additional costs have been incurred for promotion and investors relation services including the publication of a more elaborate annual report. The Company also planned its European road show which took place in October and following which it completed a series of private placements.

During the last quarter, pursuing its strategy development in the Sierra Madre region, the Company maintained the focus of its activities in Mexico, and continued to develop its most promising properties in the area in order to bring some of them to the feasibility and development stage. Senior management of the Company is fully involved in the Mexican operations.

In July 2004, the Company completed the acquisition of the Promontorio and Hidalgo properties where a high grade copper, gold and silver ore deposit is located covering 45 hectares in the region of Ocampo, Chihuahua. According to Mine Development Associates, the deposits contain 1,023,000 metric tonnes including grades of 4.04% Cu, 2.61g/t Au and 69.79 g/t Ag. The drilling program on the Promontorio property started after the end of the quarter and is currently ongoing. Two drills are mobilized on the project.

During the quarter, the Company also closed the purchase agreement on the Bolivar property whereby it acquired a 50% interest and an option on the remaining 50%.

Camp, Equipment and other

The Company started the construction of a mini-camp on the Promontorio property with mobile homes, kitchen and offices; which is almost completed by now. The Cieneguita camp, on the Bolivar property, has been completed and is fully operational. It is a moveable camp which includes offices, mapping facilities, rooms, kitchen, warehouses, core shack, garage and a helicopter base.

In addition, the Company acquired vehicles including a bulldozer, a loader, a grader, an underground drill, and ten field vehicles, as well as drilling and mining equipment for a total cost of $875,426.

Bolivar

During the quarter, 33 holes were drilled on the Bolivar property for a total of over 5 500 meters. Total costs incurred on the project as at September 30, 2004 amount to $701,239.

Piedras Verdes

During the quarter, ten additional drilling holes were performed on the property for an additional 1 700 meters of drilling. A total of 44 holes exceeding 7 500 meters of drilling have been completed. Total costs as at September 30, 2004 amount to $1,833,127. This project is located in the extension of the Bolivar property.

1.3 LIQUIDITY

As at September 30, 2004 the Company has a working capital of $4,194,696 including $3,614,952 in cash and term deposits compared to $8,139,983 as at March 31, 2004, including $8,207,091 in cash and short-term deposits.

The Company raised $523,729 in the quarter, following the exercise of 2,061,667 warrants and 37,084 options.

As at September 30, 2004, there were 18,264,998 warrants outstanding expiring between September and December 2005 at an average exercise price of $0.82, which represents a potential source of financing of approximately $15 million.

1.4 CAPITAL RESOURCES, OTHER INVESTING ACTIVITIES AND FINANCIAL COMMITMENT

Capital resources

The availability of funds depends on the capital markets. The Company is confident that, by continuing to demonstrate the quality of its properties, it will be able to finance the development process. The main source of financing of the Company is the issuance of equity shares.

Other Investing activities

In April 2004, the Company entered into a licensing agreement with Diagnos Inc., the owner of proprietary software (the "Technology") used in the field of data mining and which provides interpretation of databases generated by geophysical surveys, satellite imagery and geochemical analysis. The acquisition cost of the license is $50,000 for the territory of Mexico. The license gives the Company immediate access to the technology in order to apply it to data generated from its Mexican properties.

In October 2004, the Company signed an agreement with Ecu Silver Mining Inc ("Ecu Silver") for the acquisition by Ecu Silver of the right to utilize the Nichromet technology for its mining projects in Mexico in consideration for 1,000,000 common shares and a 1.5% NSR royalty. The consideration is shared equally with Nichromet Extraction Inc. ("Nichromet"). The Company holds a Nichromet license for Mexico and was acting as agent. As part of this

transaction, the Company made a private placement of $200,000 in consideration for 666,666 units of Ecu Silver, each unit being comprised of one common share and one common share purchase warrant. The proceeds of the private placement will be used by Ecu Silver for the installation of a metallurgical laboratory to test samples using the Nichromet technology. Moreover, Dia Bras will have the right to use the metallurgical laboratory, and any pilot plant that could be built subsequently, at cost plus 10%.

Financial commitment

The Company's financial commitments are as follows:

- A five-year lease at an annual rent of $50,000.
- Service agreement for the use of a crushing plant and treatment mill at a cost of US$5.00 per metric tonne (minimum of 2,500 tonnes per month). The agreement has a term of twelve months and provides for the Company assuming cost of refurbishing the plant in the amount of US$150,000.

1.7 RELATED PARTY TRANSACTION

During the six-month period ended September 30, 2004, companies controlled by officers of the Company charged consulting fees amounting to $156,875, including $136,168 capitalized in deferred exploration costs.

During the six-month period ended September 30, 2003, the Company was charged by officers professional fees amounting to $33,018.

During the six-month period ended September 30, 2004, a company controlled by a director of the Company charged $11,431 for sample analysis. These costs were capitalized as deferred exploration costs (nil in 2003).

1.8 CRITICAL ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Mining assets

Mining assets include rights in mining properties and deferred exploration expenses. Exploration expenses are deferred until the economic viability of the project has been established, at which time the expenses are added to mining properties. Expenses are written off when properties are abandoned or when expense recovery becomes uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Stock compensation costs

The fair value of the options granted is estimated using the Black-Scholes option-pricing model based on the following assumptions:

Average dividend per share................................$ -
Volatility...75%
Risk-free interest rate 3.5%
Expected life of options.................................5 years
Option price $0.85
Weighted average of the estimated fair value
of each option..$0.54

1.9 CHANGE IN ACCOUNTING POLICIES AND NEW ACCOUNTING POLICY

New accounting policy

The intangible asset is recorded at cost and depreciated on a straight-line basis over a two-year period.

1.10 RISKS AND UNCERTAINTIES

Business Risk

The exploration for and development of mineral deposits involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are in the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

The Company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company operations.

Foreign exchange rate

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. It buys its currencies based on its exploration budget.

Interest rate risk

The Company's accounts receivable and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents and short-term deposit bear interest at variable rates.

1.11 OUTLOOK

The level of activity on the Mexican projects has been increasing constantly since January 2004, and this increase should continue following the closing of financing of $9 million completed in November 2004.

Drilling program will continue on the Bolivar property, where the Company prepares definition drilling, and also on the Promontorio property.

Mining plans for the Bolivar Mine are in preparation. If everything goes as expected, the Company should start in the spring of 2005 a mini bulk sampling program (100 tons per day) on the Bolivar property. The Company will control and manage the operations at the Mal Paso plant in the state of Chihuahua following an agreement concluded last October. See Note 15c) of the Notes to the Unaudited Interim Consolidated Financial Statements.

The Company will remain alert to evaluate any other opportunity which may arise in the Sierra Madre region.

1.12 OTHER REQUIREMENTS IN THE MANAGEMENT DISCUSSION AND ANALYSIS

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's web site at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Below is the detailed analysis of exploration expenditures incurred in the second quarter ended September 30, 2004 and for the year ended March 31, 2004.

Analysis of cost and deferred exploration costs

	Six-month period ended September 30 2004 (unaudited) $	Year ended March 31 2004 (audited) $
Balance at beginning of period	**2 552 001**	**28 000**
Property acquisition and related costs	876 178	564 822
Reconnaissance and sampling	117 885	75 890
Planning, mapping and geological reports	-	19 425
Geology consulting and management	351 048	486 977
Geophysical survey	74 931	637 893
Drilling	617 003	255 742
Local administration and labour	195 782	74 035
Transportation	354 571	184 467
Roads	119 742	37 575
Capitalized depreciation	59 651	-
Stock compensation costs	48 155	187 175
Balance at end of period	**5 366 947**	**2 552 001**

(ii) NATIONAL INSTRUMENT 51-102 – SECTION 5.4

Disclosure of Outstanding Securities as at November 25th 2004

Common shares: 50,482,477

Warrants (each warrant entitles the holder to purchase one common share of the Company at the exercise price indicated until expiry date): 29,800,399

# OF WARRANTS	EXERCISE PRICE	EXPIRY DATE
8 692 667	0.17 $	12-09-2005
1 406 250	0.84 $	30-09-2005
2 779 445	0.94 $	07-11-2005
4 919 969	2.50 $	21-10-2005
12 002 068	0.90$	16-11-2006

Options: **2,596,250**

# OF OPTIONS	EXERCISE PRICE	EXPIRY DATE
10 000	0.20	27-09-2005
6 250	0.15	20-02-2008
1 180 000	0.85	01-10-2008
1 400 000	0.75	30-08-2009

Press Release

For Immediate Release

23-2004

DIA BRAS exploration

TSX Venture Exchange: DIB

CLOSING OF $9 MILLION FINANCING

Dia Bras Exploration Inc.

One of the most active mining exploration companies in the state of Chihuahua, Mexico.

HIGHLIGHTS

Bolivar Project
41.6% Zn ; 9.33% Cu ; <0.05% Pb ; 58.3 Ag and 0.26 g/t Au

Promontorio Project
Resources of 625,000 tons at 4.04% Cu; 2.6 g/t Au ; 65 g/t Ag including 201,000 tons at 9.06% Cu; 3.8 g/t Au ; 116 g/t Ag

SHARES OUTSTANDING
50,482,477

Montréal, Québec - November 23, 2004 - DIA BRAS EXPLORATION INC. (the "Company") announces the closing of private placements for a total consideration of $9,001,551. The Company issued 12,002,068 units at $0.75 per unit. Each unit is composed of one common share and one purchase warrant. Each warrant entitles the holder thereof to subscribe to one common share of the Company at a price of $0.90 for a period of two years. The common shares and warrants issued pursuant to these private placements are subject to a hold period of four months from the closing date. The Company paid finders' fees totaling $568,103 to an arm's length party. After taking into consideration these private placements, the Company has 50,482,477 common shares issued and outstanding

Following these private placements, the Company has raised $21 million since August 2003 for its Mexican projects and working capital.

About Dia Bras
Dia Bras is a Canadian mining exploration company focused on precious and base metals in the State of Chihuahua, Mexico. The Company will continue exploration and the active development of its two key projects - Bolivar and Promontorio - located in the Sierra Madre precious metal belt. The Company is traded on TSX Venture Exchange, under the symbol "DIB".

For further information on the Company please visit our website: www.diabras.com or contact:

Réjean Gosselin
President
(514) 866-6001 ext. 229
rgosselin@diabras.com

Pierre Thomas Laflamme
Investor Relations
(819) 847-2879

Press Release
For Immediate Release

22-2004



DIA BRAS : MORE MASSIVE SULFIDES AT BOLIVAR

TSX Venture Exchange: DIB

Dia Bras Exploration Inc.

One of the most active mining exploration companies in the state of Chihuahua, Mexico.

HIGHLIGHTS

Bolivar Project
41.6% Zn ; 9.33% Cu ; <0.05% Pb ; 58.3 Ag and 0.26 g/t Au

Promontorio Project
Resources of 625,000 tons at 4.04% Cu; 2.6 g/t Au ; 65 g/t Ag including 201,000 tons at 9.06% Cu; 3.8 g/t Au ; 116 g/t Ag

WORKING CAPITAL
$2.2 million, no debt

SHARES OUTSTANDING
38,480,409 shares

FULLY DILUTED
58,730,615 shares

Montreal, November 12, 2004 - Dia Bras Exploration Inc. ("Dia Bras" or the "Company") is pleased to announce new results from the exploration program currently in progress on its Bolivar Project (50% Dia Bras), located in the State of Chihuahua, Mexico. Since the last news release (October 26, 2004) assays results for two additional holes (DIA-067-04 and DIA-071-04) and underground samples were received.

HOLE	From:	To:	WIDTH (M)	Au g/t	Ag g/t	Cu %	Zn %
DIA-067-04	159.00	160.00	1.00	0.06	19.30	4.02	18.45
	210.00	211.00	1.00	4.65	112.00	4.49	16.50
DIA-071-04	36.00	41.00	5.00	0.09	26.90	3.76	2.97
		including	2.00	0.15	55.40	8.32	3.06
	58.00	64.00	6.00	0.10	48.20	1.86	9.66
		including	2.00	0.04	19.40	3.75	21.25
	66.00	71.00	5.00	0.09	52.40	0.86	4.87
		including	1.00	0.43	231.00	3.41	8.50
	76.00	89.00	13.00	0.12	38.50	1.54	7.34
	including (81.00 - 84.00)		3.00	0.07	28.00	4.32	18.80
	and (86.00 - 88.00)		2.00	0.48	154.20	2.25	9.07
	93.00	107.00	9.00	0.51	87.30	1.67	7.25
	including (93.00 - 95.00)		2.00	0.55	99.30	2.98	25.31
	and (101.00 - 102.00)		1.00	3.02	428.00	2.15	1.51

Underground Sampling
A total of 213 samples were taken from different levels of the underground workings. The Company received the assay results of 42 samples from Level 6 where four mineralized zones were identified.

	WIDTH (M)	Au g/t	Ag g/t	Cu %	Zn %
ZONE 1					
	1.40	0.92	26.00	3.65	5.14
	1.60	0.45	28.00	2.48	33.50
	1.80	0.61	137.00	1.56	30.80
	1.20	0.40	19.00	0.62	18.60
	1.20	0.59	37.00	2.67	1.00
	2.50	0.29	21.00	1.00	32.60
Total	9.70	0.52	46.10	1.89	22.80
ZONE 2					
	1.90	0.20	15.00	0.68	21.50
	1.40	0.19	16.00	0.71	20.00
Total	3.30	0.20	15.40	0.69	20.90

/2

	WIDTH (M)	Au g/t	Ag g/t	Cu %	Zn %
ZONE 3					
	2.50	0.16	17.00	0.32	30.50
	2.10	0.43	15.00	1.60	5.68
	1.50	0.38	31.00	0.65	37.30
	1.70	0.07	12.00	0.36	17.80
	1.60	0.06	7.00	0.15	0.22
	1.30	0.76	707.00	11.90	1.10
	1.30	0.04	29.00	0.94	0.73
Total	10.70	0.30	100.00	2.00	16.50
ZONE 4					
	1.50	0.22	28.00	3.65	6.15
	1.50	0.09	17.00	1.28	2.95
	1.30	0.07	14.00	0.50	10.70
	1.50	0.08	15.00	0.46	22.20
	1.70	0.41	16.00	0.37	18.40
	1.70	0.10	11.00	0.51	18.00
Total	9.20	0.17	16.80	1.11	13.30

Mr. André St-Michel, engineer, from the Company, is the qualified person (Canadian standards 43-101) who supervised the exploration program.

Moreover, Dia Bras is pleased to announce the signature of a lease-purchase agreement for a 100 tonnes per day mill located at Mal Paso. As part of the ongoing metallurgical study, a first 5,000 tonnes of high grade Cu-Zn ore will be shipped to the mill. Processing of this material should start at the end of December or early January at the newly rented facility.

"The decision to lease a mill was made to accelerate the development of the Bolivar Mine while intense exploration is performed on the Bolivar property it self, close surrounding and at Promontorio to increase Au-Cu resources", stated Mr. Réjean Gosselin, President of Dia Bras.

About Dia Bras
Dia Bras is a Canadian mining exploration company focused on precious and base metals in the State of Chihuahua, Mexico. The Company will continue exploration and the active development of its two key projects - Bolivar and Promontorio - located in the Sierra Madre precious metal belt. The Company is traded on TSX Venture Exchange, under the symbol "DIB".

For further information on the company please visit our web Site: www.diabras.com.

For more information call:
Réjean Gosselin
President
(514) 866-6001 ext. 229
rgosselin@diabras.com

Pierre Thomas Laflamme
Investor Relations
(819) 847-2879

Nathalie Dion
Investor relations, Coordinator
(514) 866-6001 ext. 241

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release.

Press Release
For Immediate Release

21-2004


RECEIVED
2005 JUN 19 A 10:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


DIA BRAS
exploration

TSX Venture Exchange: DIB

CONDITIONAL APPROVAL OF $10,700,000 PRIVATE PLACEMENTS

Dia Bras Exploration Inc.

One of the most active mining exploration companies in the state of Chihuahua, Mexico.

Montréal, November 4, 2004. Dia Bras Exploration Inc. ("Dia Bras" or the "Company") announced the conditional approval by TSX Venture Exchange of private placements of a maximum of 14,266,667 units at $0.75 per unit for a total cash consideration of $10,700,000. Each Unit is comprised of one common share of the Company and one common share purchase warrant entitling the holder to purchase one common share of the Company at a price of $1.00 during a 24-month period following the closing of the placements.

About Dia Bras
Dia Bras is a Canadian mining exploration company focused on precious and base metals in the State of Chihuahua, Mexico. The company will continue exploration and the active development of its two key projects - Bolivar and Promontorio - located in the Sierra Madre precious metal belt. The Company is traded on TSX Venture Exchange, under the symbol "DIB".

For further information on the company please visit our web Site: www.diabras.com.

For more information call:
Réjean Gosselin
President
(514) 866-6001 poste 229
rgosselin@diabras.com

Pierre Thomas Laflamme
Investor Relations
(819) 847-2879

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release.

HIGHLIGHTS

Bolivar Project
41.6% Zn ; 9.33% Cu ; <0.05% Pb ; 58.3 Ag and 0.26 g/t Au

Promontorio Project
Resources of 625,000 tons at 4.04% Cu; 2.6 g/t Au ; 65 g/t Ag including 201,000 tons at 9.06% Cu; 3.8 g/t Au ; 116 g/t Ag

WORKING CAPITAL
$2.2 million, no debt

SHARES OUTSTANDING
38,480,409 shares

FULLY DILUTED
58,730,615 shares


AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2004-MC-3592

NUMÉRO DE PROJET SÉDAR: 701084

DOSSIER N° : 13683

Objet : Exploration Dia Bras Inc.
Demande de dispense de prospectus
Pour un placement à l'extérieur du Québec

Vu la demande présentée le 28 octobre 2004;

vu l'article 12 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1;

vu l'article 115 du *Règlement sur les valeurs mobilières*, R.R.Q., c. V-1.1, r.1;

vu les pouvoirs délégués conformément à l'article 24 de la *Loi sur l'Agence nationale d'encadrement du secteur financier,* L.R.Q., c. A-7.03.

En conséquence, l'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers ») :

> dispense Exploration Dia Bras Inc. de l'obligation d'établir un prospectus pour le placement à l'extérieur du Québec de 146 666 unités à 0,75 $ l'unité, chaque unité étant composée d'une action ordinaire et d'un bon de souscription d'action ordinaire.

Fait à Montréal, le 3 novembre 2004.

(s) Marie-Christine Barrette
Marie-Christine Barrette
Chef du Service du financement des sociétés

LAU/ir

Press Release
For Immediate Release

20-2004


DIA BRAS
exploration

TSX Venture Exchange: DIB

Dia Bras Exploration Inc.

One of the most active mining exploration companies in the state of Chihuahua, Mexico.

HIGHLIGHTS

Bolivar Project
41.6% Zn ; 9.33% Cu ; <0.05% Pb ; 58.3 Ag and 0.26 g/t Au

Promontorio Project
Resources of 625,000 tons at 4.04% Cu; 2.6 g/t Au ; 65 g/t Ag including 201,000 tons at 9.06% Cu; 3.8 g/t Au ; 116 g/t Ag

WORKING CAPITAL
$2.2 million, no debt

SHARES OUTSTANDING
38,480,409 shares

FULLY DILUTED
58,730,615 shares

DIA BRAS - ANNOUNCEMENT

Montreal, November 3, 2004 - Dia Bras Exploration Inc. ("Dia Bras" or the "Company") announces that the Company signed and addendum ("*Addendum*") to purchase option agreement with El Paso Partners, Ltd. ("El Paso") dated July 29th, 2003 (the Agreement"). Under the terms of the Agreement, a 3% NSR and other additional payments (a bonanza clause) were applicable to all properties in a defined area of interest.

The *Addendum* provides for the exclusion of the Bolivar, Bolivar III, Bolivar IV, La Charaparrita and Piedras Verdes properties from the defined area of interest. The Company therefore re-purchases the 3% NSR and the bonanza clause applicable to the above-mentioned properties in consideration for the issuance of 300,000 common shares to El Paso.

About Dia Bras
Dia Bras is a Canadian mining exploration company focused on precious and base metals in the State of Chihuahua, Mexico. The company will continue exploration and the active development of its two key projects - Bolivar and Promontorio - located in the Sierra Madre precious metal belt. The Company is traded on TSX Venture Exchange, under the symbol "DIB".

For further information on the company please visit our web Site: www.diabras.com.

For more information call:
Réjean Gosselin
President
(514) 866-6001 poste 229
rgosselin@diabras.com

Pierre Thomas Laflamme
Investor Relations
(819) 847-2879



1500 University Street, Suite 700, Montreal, Quebec H3A 3S8 Tel : (514) 982-7888 Fax : (514) 982-7580

August 11, 2004

SEDAR # 3031

To: TSX Venture Exchange
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Subject: Dia Bras Inc.

Dear Sirs:

We confirm that the following material was sent by prepaid mail on August 9, 2004, to the registered shareholders of the subject Corporation:

1.	Proxy sollicted by the Management	(Bilingual)
2.	Avis de convocation à l'assemblée annuelle et extraordinaire des actionnaires incluant le circulaire de sollicitation de procurations	(French)
3.	Notice of Annual and Special Meeting of Shareholders including the Proxy Circular	(English)
4.	Annual Report 2004 Including Consolidated Financial Statements as of March 31, 2004 and 2003	(Bilingual)
5.	Supplemental Mailing List Card	(Bilingual)
6.	Return Envelope – Not Prepaid	(Bilingual)

We further confirm that copies of the above-mentioned material were sent by courier on August 9, 2004, to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to the Canadian Securities Administrators' National Instrument 54-101 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

(signed)

Jeff MacKean
Relationship Manager
Stock Transfer
Tel: (514) 982-7888 ext. 7591
Fax: (514) 982-7580

c.c.: Dia Bras Inc.



1500, rue University, Bureau 700, Montréal, Québec H3A 3S8 Tél. : (514) 982-7888 Téléc. : (514) 982-7580

Le 11 août 2004 **SEDAR # 3031**

Destinataire : L'Autorité des marchés financiers

<u>Objet : Exploration Dia Bras inc.</u>

Madame, Monsieur,

Nous désirons vous confirmer que le matériel suivant a été envoyé le 9 août 2004, par courrier affranchi, à tous les actionnaires inscrits de la société susmentionnée:

1.	Procuration sollicitée par la Direction	(Bilingue)
2.	Avis de convocation à l'assemblée annuelle et extraordinaire des actionnaires incluant le circulaire de sollicitation de procurations	(Français)
3.	Notice of Annual and Special Meeting of Shareholders including the Proxy Circular	(Anglais)
4.	Rapport annuel 2004 incluant les états financiers consolidés aux 31 mars 2004 et 2003	(Bilingue)
5.	Formulaire de demande d'états financiers trimestriels	(Bilingue)
6.	Enveloppe-réponse non affranchie	(Bilingue)

Nous désirons également confirmer que des exemplaires du matériel ci-haut mentionné ont été acheminés par messagerie le 9 août 2004, à chaque intermédiaire détenant des actions de la société qui a répondu au processus des cartes-recherches en vertu de la Norme canadienne 54-101 concernant les communications avec les actionnaires.

En vertu de la loi sur les valeurs mobilières, nous vous faisons parvenir ce rapport à titre d'agent de dépôt de cette société.

Veuillez agréer, Madame, Monsieur, l'expression de nos sentiments les meilleurs.

(signé)

Jeff MacKean
Directeur, Relations avec la clientèle
Transferts de titres
Tél. : (514) 982-7888 poste 7591
Téléc. : (514) 982-7580

c.c. : Exploration Dia Bras inc.



Exploration Dia Bras inc.
630, boul. René-Lévesque Ouest, *bureau* 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514) 866-6001
Télécopieur : (514) 866-6193

Le 4 novembre 2004 **MODIFIÉ**

VIA SEDAR

AUTORITÉ DES MARCHÉS FINANCIERS
800, Place Victoria
22ième étage
C.P. 246, Tour de la Bourse
Montréal (Québec)
H4Z 1G3

Objet : Rapport sur les titres placés au Québec sous le régime des dispenses prévues à l'article 52 de la *Loi sur les valeurs mobilières du Québec*

Madame, Monsieur,

Veuillez trouver ci-joint le rapport mentionné en rubrique pour l'exercice terminé le 31 mars 2004 relativement à la société EXPLORATION DIA BRAS INC.

Espérant le tout conforme, veuillez agréer, Madame, Monsieur, l'expression de nos sentiments distingués.

EXPLORATION DIA BRAS INC.
par :

(s) Luce L. Saint-Pierre

Luce L. Saint-Pierre
Secrétaire

p.j.

Exploration Dia Bras inc.

MODIFIÉ

Objet : Rapport sur les titres placés au Québec sous le régime des dispenses prévues à l'article 52 de la *Loi sur les valeurs mobilières du Québec* (la « Loi ») pour l'exercice terminé le 31 mars 2004 (article 114 du *Règlement sur les valeurs mobilières* (Québec))

Émission d'actions ordinaires

DATE	NOMBRE	VALEUR ($)	OPÉRATION
29 août 2003	60 000	11 500	Levée d'options
3 septembre 2003	65 000	13 000	Levée d'options
8 septembre 2003	10 000	2 000	Levée d'options
10 septembre 2003	80 000	12 000	Levée d'options
2 octobre 2003	135 000	20 250	Levée d'options
23 octobre 2003	40 000	6 000	Levée d'options
29 octobre 2003	135 000	20 250	Levée d'options
5 novembre 2003	36 666	5 500	Levée d'options
5 décembre 2003	28 750	13 937	Levée d'options
26 mars 2004	30 625	14 219	Levée d'options

Attribution d'options d'achat d'actions

DATE	NOMBRE	PRIX DE LEVÉE ($)
1er octobre 2004	1 235 000	0,85 $

Émission de bons de souscription

DATE	NOMBRE	PRIX D'EXERCICE ($)	DATE D'ÉCHÉANCE
12 septembre 2003	6 417 222	0,17	13 septembre 2005
14 novembre 2003	416 668	0,90 / 0,94	14 novembre 2004 / 2005
30 décembre 2003	1 675 575	2,00 / 2,50	31 décembre 2004 / 2005
31 octobre 2003	210 000	0,90 / 0,94	1er novembre 2004 / 2005

Exercice de bons de souscription

DATE	NOMBRE D'ACTIONS ÉMISES	PRIX D'EXERCICE ($)
3 septembre 2003	200 000	0,20
4 septembre 2003	300 000	0,20
5 septembre 2003	33 333	0,20
12 septembre 2003	40 000	0,20
15 septembre 2003	666 666	0,20
22 septembre 2003	13 333	0,20
8 octobre 2003	470 000	0,20
14 octobre 2003	10 000	0,20
16 octobre 2003	100 000	0,20
24 octobre 2003	100 000	0,20
27 octobre 2003	33 334	0,20
29 octobre 2003	100 000	0,20
17 novembre 2003	100 000	0,20
5 décembre 2003	100 000	0,20
17 décembre 2003	113 333	0,20
13 janvier 2004	80 000	0,17
20 janvier 2004	80 000	0,17
17 février 2004	347 333	0,17
23 février 2003	100 000	0,20

Montréal, le 4 novembre 2004

EXPLORATION DIA BRAS INC.
par :

(s) *Luce L. Saint-Pierre*

Luce L. Saint-Pierre
Secrétaire


RECEIVED
2006 JUN 19 A 10:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MULTILATERAL INSTRUMENT 52-109

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Léonard Teoli, C.F.O. of Dia Bras Exploration Inc, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification *of Disclosure in Issuers' Annual and Interim Filings)* of Dia Bras Exploration Inc. (the issuer), for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 27, 2004.

(signed) Léonard Teoli

Léonard Teoli
Chief Financial Officer

Exploration Dia Bras inc.
630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514) 866-6001
Télécopieur : (514) 866-6193

VIA SEDAR

Le 28 octobre 2004

Autorité des marchés financiers
800, square Victoria
22e étage
C.P. 246, Tour de la Bourse
Montréal (Québec)
H4Z 1G3

À l'attention de la Direction du marché des capitaux

Objet : Exploration Dia Bras inc.
Demande de dispense en vertu de l'article 12 de la *Loi sur les valeurs mobilières* (Québec)

Madame, Monsieur,

Exploration Dia Bras inc. (la « société ») prévoit conclure un financement privé auprès de souscripteurs résidant en Europe. Tous ces souscripteurs traitent à distance avec la société.

Au soutien de notre demande, nous vous faisons parvenir les documents suivants :

(i) avis en vertu de l'article 115 du *Règlement sur les valeurs mobilières* (Québec);
(ii) la convention de souscription; et
(iii) les droits requis, *via* Sedar, au montant de 85 $.

Nous vous remercions de votre collaboration et vous prions d'agréer, Madame, Monsieur, l'expression de nos sentiments distingués.

EXPLORATION DIA BRAS INC.

par :

Luce L. Saint-Pierre

Luce L. Saint-Pierre

p.j.

Exploration Dia Bras inc.
630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514) 866-6001
Télécopieur : (514) 866-6193

INFORMATIONS EXIGÉES EN VERTU DE L'ARTICLE 115
DU *RÈGLEMENT SUR LES VALEURS MOBILIÈRES* (QUÉBEC)

EXPLORATION DIA BRAS INC.
(LA « SOCIÉTÉ »)

Placement à l'extérieur du Québec

1. **La date prévue de début du placement**

   Le 4 novembre 2004.

2. **Une brève description des titres à placer, notamment le droit de vote, le droit au dividende, le droit de conversion et les conditions relatives au rachat ou au fonds d'amortissement**

   Unités composées d'une action ordinaire et d'un bon de souscription à une action ordinaire de la société au prix d'exercice de 1,00 $ pendant une période de 24 mois suivant la clôture du placement.

   Chaque action ordinaire confère à son détenteur le droit de recevoir tout dividende déclaré par le conseil d'administration et, au moment de la dissolution ou de la liquidation volontaire ou forcée de la société, de participer proportionnellement à toute répartition des biens de la société. Toutes les actions ordinaires émises par la société sont au même rang quant au droit de vote, soit un vote par action.

3. **Le nombre de titres à placer, le prix et la valeur totale**

   146 666 unités au prix de 0,75 $ l'unité pour une contrepartie totale de 110 000 $.

4. **Une description du mode de placement ainsi que le nom et l'adresse du placeur principal chargé du placement lorsque cette dernière information est connue**

   Les titres sont placés par la société.

5. **Le produit net que l'émetteur prévoit retirer du placement, les emplois principaux envisagés pour cette somme et les fonds prévus pour chacun de ces emplois**

   Le produit net de 102 300 $ sera affecté au fonds de roulement de la société.

6. **Le nom de tout porteur qui vend des titres, le cas échéant**

   Sans objet.

7. **Le nom de l'autorité compétente pour viser les documents d'information ou pour accorder une dispense, s'il y a lieu**

   L'Autorité des marchés financiers.

8. **Un exemplaire de tout document d'information qui sera remis aux souscripteurs ou déposé auprès de l'autorité compétente**

   La convention de souscription.

Press Release
For Immediate Release

19-2004



TSX Venture Exchange: DIB

Dia Bras Exploration Inc.

One of the most active mining exploration companies in the state of Chihuahua, Mexico.

HIGHLIGHTS

Bolivar Project
41.6% Zn ; 9.33% Cu ; <0.05% Pb ; 58.3 Ag and 0.26 g/t Au

Promontorio Project
Resources of 625,000 tons at 4.04% Cu; 2.6 g/t Au ; 65 g/t Ag including 201,000 tons at 9.06% Cu; 3.8 g/t Au ; 116 g/t Ag

WORKING CAPITAL
$2.2 million, no debt

SHARES OUTSTANDING
38,480,409 shares

FULLY DILUTED
58,730,615 shares

BOLIVAR MINE: EXPLORATION UPDATE

Montreal, October 26, 2004 - Dia Bras Exploration Inc. ("Dia Bras" or the "Company") is pleased to announce that since the acquisition of the Bolivar Property on September 14, 2004, the Company has drilled 33 holes of which results have been received for 20.

This drilling campaign has demonstrated that the high grade Cu-Zn mineralization occurs along two 100-meter spaced parallel faults on the property. Mineralization is recognized for 250 meters along both structures and still open at depth and along strikes to the NW and SE.

The high grade Cu-Zn massive sulfides lenses are usually associated with or within envelopes of lower grade economic material. Only the results of the high-grade intersections are listed below:

LENS	HOLE	From:	To:	THICKNESS (M)	Au g/t	Ag g/t	Cu %	Zn %
Lens #1	DIA-045-04*	67	72	5	0.08	55	6.31	37.23
	DIA-048-04	29	30	1	8.7	116	2.18	11.80
	DIA-052-04*	59.83	64	4.17	0.46	228.08	6.68	19.19
		67	75	8		41.95	5.36	3.29
		81	83	2		38.20	1.81	11.45
	DIA-054-04	57	62	6		34.65	4.55	16.50
		77	79	2	0.88	181.55	4.02	12.93
	DIA-055-04	63	65	2		37	5.11	30.29
		69	72	3		104.6	5.28	7.75
	DIA-060-04	52	53	1	0.165	59.7	10.25	35.45
Lens #2	DIA-064-04	67	68	1	0.776	211	3.96	33.89
	DIA-066-04	81	83	2	Massive sulfides, results are pending			
	DIA-071-04	37.65	40.12	2.47	Massive sulfides and semi massive chalcopyrite +sphalerite			
		59.50	61.80	2.30	Massive sulfides and semi massive chalcopyrite +sphalerite			
		68	70.90	2.90	Massive sulfides and semi massive chalcopyrite +sphalerite			
		75.6	79.7	4.10	Semi massive sulfides			
		79.8	88.20	8.40	Massive sulfides and semi massive chalcopyrite +sphalerite			
		92.8	95.7	2.90	Massive sulfides and semi massive chalcopyrite +sphalerite			
Lens #3	DIA-046-04	78.8	80.0	1.20	0.165	65.8	8.07	38.15
Lens #4	DIA-072-04	133	134	1	Massive sulfides, pending results			
	DIA-051-04	148	149	1		28.3	1.2	7.78
Lens #5	DIA-058-04	148.45	149.86	1.41	0.14	66.2	8.78	33.52
		156.82	158.82	2		57.6	4.87	30.04
	DIA-061-04	97	105	8	3.55	281.43	4.04	0.87
		168.8	169.8	1	0.058	30.3	7.16	21.9
	DIA-065-04	188.6	189.3	0.7	Massive sulfides, results are pending			

* Results on holes 45 and 52 were previously announced on September 8, 2004.

Partial Results on the Promontorio Property

Partial results of the first DDH completed on the Promontorio project are listed below. The hole cut two mineralized structures approximately 100 meters below the previous deepest drill intersection.

DDH	From:	To:	Thickness (m)	Au g/t	Ag g/t	Cu %	Zn %
PMT-01-04	215	216	1	<0.03	14.3	0.29	<0.01
	216	216.6	0.6	6.99	230.7	42.45	0.12
	216.6	217	0.4	0.14	18	0.72	0.04
	TOTAL		2.0	1.42	53.3	8.68	
	252.5	253.5	1	4.46	473.1	20.72	0.23
	253.5	254.5	1	0.27	35.3	1.2	0.12
	254.5	255.5	1	6.1	506.8	14.81	1.08
	255.5	256.02	0.52	3.91	276.1	10.68	0.49
	TOTAL		3.52	3.21	289.69	10.57	

About Dia Bras
Dia Bras is a Canadian mining exploration company focused on precious and base metals in the State of Chihuahua, Mexico. The company will continue exploration and the active development of its two key projects - Bolivar and Promontorio - located in the Sierra Madre precious metal belt. The Company is traded on TSX Venture Exchange, under the symbol "DIB".

For further information on the company please visit our web Site: www.diabras.com.

For more information call:
Réjean Gosselin
President
(514) 866-6001 poste 229
rgosselin@diabras.com

Pierre Thomas Laflamme
Investor Relations
(819) 847-2879

PRESS RELEASE

No 18

DIA BRAS EXPLORATION INC.	Symbol - TSX-Venture Exchange:	DIB
2930 - 630 René-Lévesque Blvd. West	Shares issued and outstanding:	37,613,742
Montréal, Québec H3B 1S6	Closing price on September 7, 2004:	$0.65

TWO MORE HIGH GRADE ZONES ON BOLIVAR

Montréal, Québec - September 8, 2004 - **DIA BRAS EXPLORATION INC.** (the "Company" or "Dia Bras") is pleased to announce the results of the DIA-052-04 hole drilled on the Bolivar property where two more high grade zones were intercepted.

One zone graded **6.68% copper, 21.20% zinc, 229.0 g/t silver, and 0.470 g/t gold over a width of 4.17 meters.**

A second zone graded **5.36% copper, 3.30% zinc, 41.60 g/t silver, and 0.06 g/t gold over a width of 8.0 meters.**

The global results for the DIA-052-04 are 3.36% copper, 6.01% zinc, 62.93 g/t silver, and 0.122 g/t Au over a width of 22.17 from 59.83 to 83.0 meters. DIA-052-04 was drilled 23 meters north and 28 meters east of hole DIA-045-04 which graded **6.31% copper, over 30% zinc and 54.6 g/t silver over a width of 5 meters.** (See Press release issued on August 24).

These new high grade zones are easily accessible by the sixth level of the Bolivia mine, less than 40 meters from the actual working.

The drilling program was initiated subsequent to a commercial agreement reached with the owners of the property. The agreement provides for the acquisition by Dia Bras of 100% of the Bolivar property for a consideration of US$1.2 million payable over a three-year period.

Dia Bras currently has two drills testing this high grade mineralized zone on the property. The Company intends to drill 16,000 meters on the Bolivar property representing 110 holes: 6,000 meters will be drilled to delineate high grade zones and 10,000 meters to extend the known open pittable mineralized ore zones.

In addition to the ongoing Bolivar drilling program, the Company has set up a camp on the newly acquired Promontorio property (see press release dated July 21, 2004). A first drill equipment has been mobilized and a first phase of 7,000 meter drilling will begin this week. The objective of this first phase is to confirm high grade mineral resources and expend them at depth.

FOR FURTHER INFORMATION, PLEASE CONTACT:

RÉJEAN GOSSELIN, President
Telephone: (514) 866-6001
Fax: (514) 866-6193

PIERRE THOMAS LAFLAMME, Investors' relation
Telephone: (819) 847-2879

Or visit our website: WWW.DIABRAS.COM

PRESS RELEASE

No. 17

DIA BRAS EXPLORATION INC.
2930 - 630 René-Lévesque Blvd. West
Montréal, Québec H3B 1S6

Symbol - TSX-Venture Exchange: DIB
Shares issued and outstanding: 37,613,742
Closing price on August 30, 2004: $ 0.74

OFFICERS AND DIRECTORS STOCK OPTION PLAN

Montréal, Québec – August 31, 2004 - At the Annual and special meeting held on August 30, the shareholders of **DIA BRAS EXPLORATION INC.** (the "Company") re-elected the board of directors : Messrs. Réjean Gosselin of Saint-Hilaire; Jean-Marc Lalancette of Sherbrooke; Philip Renaud of London, U.K.; André St-Michel of Rouyn-Noranda; and Mousseau Tremblay of Williamstown, Ontario.

In addition, subject to regulatory approvals, the shareholders approved an increase of the maximum number of common shares reserved for issuance under the stock option plan of the Company. The approved maximum number of 3,700,000 common shares represents approximately 10% of the current number of shares issued and outstanding.

On the same date, the following appointments were made: Philip Renaud as Chairman of the board; Réjean Gosselin as Chief executive officer and President; Leonard Teoli as Chief financial Officer; and André St-Michel as Executive Vice-president. Messrs. Philip Renaud, André St-Michel and Mousseau Tremblay were elected on the Audit Committee.

The board of directors also granted, subject to regulatory approvals, 1,360,000 options including 900,000 options to the directors. The options have a five-year term and they can be exercised at $0.75, being the closing price on TSX-Venture on August 27, 2004.

30

FOR FURTHER INFORMATION, PLEASE CONTACT:

RÉJEAN GOSSELIN, President
Telephone: (514) 866-6001
Fax: (514) 866-6193

PIERRE THOMAS LAFLAMME, Investors' relation
Telephone: (819) 847-2879

Or visit our website: WWW.DIABRAS.COM

Dia Bras Exploration Inc.

Management Discussion and Analysis

This management discussion and analysis follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuer. It is a complement and supplement to the quarterly financial statements and should be read in conjunction with those statements. It represents the view of management on current company activities, past and current financial results, as well as an outlook of activities of the coming months.

1.1 Date

This Management discussion and analysis for the period ended June 30, 2004 is as of August 27, 2004.

1.2 Overall Performance, results of operation and exploration activities

Dia Bras Exploration Inc. (the "company") is a mining exploration company with 13 properties or options on properties covering more than 16,000 hectares in the state of Chihuahua Mexico and options on two diamond prospect properties in the Wawa region of Ontario, Canada.

The company has no operating income.

During the first quarter ended June 30, 2004, the company incurred a loss of $142,594 ($0.01 per share) compared to a loss of $21,307 ($0.01 per share) for the same period in 2003. The June 30, 2004 loss includes an expense of $45,821 to account for the value of options granted in 2003 and vested during the quarter. Administrative and corporate expenses amounted to $160,782 during the quarter compared to $21,307 in 2003. Interest income of $39,803 was also earned in the first quarter (nil in 2003).

During the first quarter ended June 30, 2004, the company continued focusing its activities in Mexico, following its strategy of locating interesting opportunities within an identified area, the Sierra Madre, develop its most promising properties in order to bring some of them to the feasibility and development stage. Senior management of the company is fully involved in the Mexican operations.

Most of the exploration work was performed on Piedras Verdes property where the company has now drilled over 35 holes. Total exploration costs incurred on the property during the quarter amounted to $606,814.

The company is operating four drill rigs on a two-shift schedule. The exploration camp at Cieneguita has been completed. It is a moveable camp, which includes accommodations, a kitchen, warehouses, a garage and a helicopter base.

In July 2004, the company completed the acquisition of the Promontorio and Hidalgo high grade copper, gold and silver ore deposits covering 45 hectares in the region of Ocampo, Chihuahua. According to Mine Development Associates, the deposits contain 1,023,000 metric tonnes including grades of 4.04% Cu, 2.61g/t Au and 69.79 g/t Ag. The company is presently planning the drilling program on those properties to confirm these data. Additional machinery is being purchased in preparation for the upcoming drilling program on the Promontorio project in the Ocampo region which should start soon.

1.3 SELECTED ANNUAL INFORMATION

Three-year financial highlights

(IN THOUSANDS OF DOLLARS, EXCEPT AMOUNT PER SHARE)

	FISCAL YEAR ENDED MARCH 31		
	2004 $	**2003** $	**2002** $
Total income (interest)	30	-	-
Net loss	(1,176)	(685)	(1,437)
Write-off of mining assets	-	562	1 309
Loss per share	(0.05)	(0.07)	(0.20)
Long-term debt	-	-	-
Dividend per share	-	-	-
Total assets	11 911	163	534

The company really took off during the last fiscal year ended March 31, 2004. During that year, after acquiring options over the Santa Maria and San Jose properties in Chihuahua Mexico, the company completed a series of private placements raising in excess of $ 12 million. In the previous two years, the company struggled in its goal to increase value for its shareholders. With a slow market for the mining industry, the company raised during 2001-2002 and 2002-2003 a combined $450,000 which was allocated to the Banankoro diamond prospect in Guinea and to the Wawa region in Ontario, Canada where the company purchased an option on two properties therefore positioning itself in a very active area for diamond exploration. During those two years, the company maintained a minimal level of overhead with total administrative and corporate costs amounting to $128,766 and $123,371 respectively.

Therefore the current situation of the company is not really comparable with the past two years. The company closed its March 31, 2004 year-end with more than $8.2 million in cash and short-term deposits. The financial structure included 20,326,665 outstanding warrants at an average exercise price of $0.75 which could enable the company to raise a potential $15 million in cash over the next 15 to 18 months with a combination of an increased share price and a sustained market during that period.

Since August 2003, the company has made tremendous steps towards the development of its exploration program in Chihuahua Mexico. The company has built an interesting portfolio of properties at different stages of exploration and is still looking at opportunities to complete its positioning in that region. The company can count on skilled, experienced and knowledgeable local staff in key position for exploration program, improving its efficiency.

During 2003-2004, property, claiming and other acquisition costs in Mexico amounted to $409,915 while deferred exploration expenses amounted to $1,861,508. An airborne geophysics survey of over 2,500 km line was performed on all of the companies Mexican properties. Related costs and supervision amounted to $637,893. In the spring of 2004, the company started an important 70-hole drilling program with principal target being the Piedras Verdes property. All available drill results have been released in the public.

In August 2003, the company acquired from Nichromet Extraction Inc. ("Nichromet") the rights over a licence for the use and marketing of a metallurgical extractive technology for Mexico in consideration of a 1% net smelter royalty payment on all mineral production using the technology from any of the company's Mexican properties. As part of the agreement, the company made a non-refundable royalty advance of $350,000.

1.4 SUMMARY OF QUARTERLY RESULTS

(IN THOUSAND OF DOLLARS, EXCEPT AMOUNT PER SHARE)

QUARTER	TOTAL REVENUES $	NET LOSS $	LOSS PER SHARE $
June 30, 2002	-	(14)	(0.01)
September 30, 2002	-	(25)	(0.01)
December 31, 2002	-	(328)	(0.01)
March 31, 2003	-	(319)	(0.03)
June 30, 2003	-	(21)	(0.01)
September 30, 2003	-	(124)	(0.01)
December 31, 2003	-	(541)	(0.02)
March 31, 2004	-	(490)	(0.01)
June 30, 2004	-	(142)	(0.01)

The above table shows the trend over the last eight quarters. From June 2002 to the end of June 2003, the company (as stated in 1.3) was operating with very limited financial resources, keeping the administrative and corporate costs at the minimal level while trying to create a momentum through ventures in Guinea (abandoned in 2003) and Wawa where the company still holds an option on two properties. The December 2002 and March 2003 significant losses were due to write-off of mining assets.

The December 2003 and March 2004 quarters showed a significant increase in the losses considering there were no write-off of mining assets during those periods. These two quarters followed the acquisition of the Mexican projects when the activity level really picked up.

One element contributing to those losses was the accounting for options granted and vested. Applying the new CICA chapter 3870, the company recorded stock based compensation costs totaling $293,500 during those two quarters. These are non-cash expenses in the statement of operations. Other significant costs during those two quarters were promotion expenses $472,391, where the company made efforts to showcase its assets and increase its shareholder base. The fast increase in level of activities required more professional consulting in dealing with increasing stock exchange and securities regulations and accounting challenges.

Subsequent to year end, the company entered into a purchase option agreement whereby the company could earn a 100% interest in the Promontorio and Hidalgo properties located in the Chihuahua District of Mexico by paying to the vendors a total of US$3,000,000 over a five-year period (refer to note 16 of the Notes to the March 31, 2004 audited financial statements).

1.5 LIQUIDITY

As at June 30, 2004 the company has a working capital of $7,016,598 including $7,183,642 in cash and term deposits compared to $8,139,983 as at March 31, 2004, including $8,207,091 in cash and short-term deposits.

Although there were no additional private placement financings in the quarter, the company raised $450,167 following the exercise of 1,661,667 warrants.

As at June 30, 2004 there were 18,664,998 warrants outstanding expiring between September and December 2005 with an average exercise price of is $0.81. As at August 26, 2004 the company's stock market price is at $0.75.

1.6 CAPITAL RESOURCES, OTHER INVESTING ACTIVITIES AND FINANCIAL COMMITMENT

Capital resources

The availability of funds is function of the capital markets. The company is confident that if it can continue to prove the quality of its properties it will be able to finance the development process. The main source of financing of the company is the issuance of equity shares.

Investing activities

In April 2004, the company entered into a licensing agreement with Diagnos Inc., the owner of proprietary software (the "Technology") used in the field of data mining and which provides interpretation of databases generated by geophysical surveys, satellite imagery and geochemical analysis. The cost of the license is $50,000 for the territory of Mexico. The license gives the company immediate access to the technology in order to apply it to data generated from its Mexican properties. In addition, the company has a 120-day option to secure the exclusive distributorship of the Technology for Mexico for application in the natural resource sector other than oil and gas. To exercise its option the company must pay an additional $200,000 to Diagnos Inc.

In June 2004, the company signed a letter of intent with Ecu Silver Mining Inc ("Ecu Silver") concerning the acquisition by ECU Silver of the right to utilize the Nichromet technology for its mining projects in Mexico in consideration for 1,000,000 common shares on the closing of the transaction and a 1.5% NSR royalty on any ore from the Mexican properties of Ecu Silver processed with the Nichromet technology. The consideration is shared equally with Nicromet. The company would make a private placement in units of Ecu Silver for a total amount of $200,000, each unit being comprised of one common share and one common share purchase warrant. The proceeds of the private placement are to be used by Ecu Silver for the installation of a metallurgical laboratory to test samples using the Nichromet technology and to hire and train the personnel required to operate the laboratory.

Dia Bras will also have the right to use the metallurgical laboratory, and any pilot plant that could be built subsequently, for testing materials at cost plus 10%. The transaction is subject to the approval from regulatory authorities

Financial commitment

The only financial commitment of the company as at June 30, 2004 is the five-year lease. Annual rent is $50,000.

1.7 RELATED PARTY TRANSACTION

During the three month period ended June 30, 2004, companies controlled by officers of the company charged consulting fees amounting to $68,200, including $65,140 capitalized in deferred exploration costs.

During the three-month period ended June 30, 2003, the company was charged by an officer professional fees amounting to $5,310.

During the three-month period ended June 30, 2004, a company controlled by a director of the company charged $2,235 for sample analysis, costs which were capitalized as deferred exploration costs (nil in 2003).

1.8 CRITICAL ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Mining assets

Mining assets include rights in mining properties and deferred exploration expenses.

Exploration expenses are deferred until the economic viability of the project has been established, at which time the expenses are added to mining properties. Expenses are written off when properties are abandoned or when expense recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds on the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds only the loss is reflected.

1.9 CHANGE IN ACCOUNTING POLICIES AND NEW ACCOUNTING POLICY

There was no change in accounting policies during the first quarter of 2004.

A new accounting policy was adopted:

Intangible asset: The intangible asset is recorded at cost and depreciated on a straight-line basis over a two-year period.

1.10 RISKS AND UNCERTAINTIES

Business Risk

The exploration for and development of mineral deposits involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are in the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

The company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

Additional funds will be required to finance exploration and, potentially, development work, and there is no guarantee that such funds will be available to the Company or that they will be available at reasonable terms.

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company operations.

Foreign exchange rate

The company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. The company has no coverage policy in place. It buys its currencies based on prepared exploration budget schedule.

Interest rate risk

The company's accounts receivable and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents and short-term deposit bear interest at variable rates.

1.11 OUTLOOK

The company is very encouraged by the evolution of its work in Mexico.

The company just entered a commercial agreement with the owners of the Bolivar property in Chihuahua, Mexico. The agreement provides for the acquisition by the company of 100% of the Bolivar property for a consideration of US$1.2 million payable over a three-year period.

The company has two drills testing this high-grade mineralized zone on the property. To date, three holes have intersected mineralization and results are pending. Results from the first hole were released on August 24, 2004: 6.31%, 30 % Zn and 54.6 g/t Au over a width of 5 meters.

The company intends to drill 16,000 meters on the Bolivar property representing 110 holes.

In addition the company is initiating a drilling program on the Promontorio property with the view of confirming the data.

The Company believes it is in the best financial, operating and market conditions in a long time and is therefore optimistic about the development of its assets during 2004-2005.

1.12 OTHER MD&A REQUIREMENTS

(a) The company's AIF and additional information is available on SEDAR at www.sedar.com and on the company web site at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Below is the detailed analysis of exploration expenditures incurred in the first quarter ended June 30, 2004 and for the year ended March 31, 2004.

Analysis of cost and deferred exploration costs

	Three month period ended June 30 2004 (unaudited) $	Year ended March 31 2004 (audited) $
Cost and deferred exploration expenses:		
Property acquisition and related costs	9 619	564 822
Reconnaissance and sampling	35 784	75 890
Planning, mapping and geological reports	-	19 425
Geology consulting and management	140 904	486 977
Geophysics survey	68 905	637 893
Drilling	321 178	255 742
Local administration and labour	149 487	74 035
Transport	133 436	184 467
Road	101 235	37 575
Capitalized depreciation	29 518	-
Stock compensation costs	29 295	187 175
	1 019 361	2 524 001

(ii) NATIONAL INSTRUMENT 51-102 – SECTION 5.4

Disclosure of Outstanding Share Data- As at August 27th 2004

Common shares outstanding:
37,613,742 - $17,449,426.

Warrants outstanding (each warrant entitles the holder to purchase one common share of the company at the exercise price indicated until expiry date): **18,664,998**

# OF WARRANTS	EXERCISE PRICE	EXPIRY DATE
9 559 334	0.17 $	30-06-04
1 406 250	0.80/0.84 $ (i)	30-09-04/05
2 779 445	0.90/0.94 $ (i)	07-11-04/05
4 919 969	2.00/2.50 $ (i)	21-10-05/05

(i) Exercise price increases for the second twelve-month period.

# OF OPTIONS	EXERCISE PRICE	EXPIRY DATE
10 000	0.15	27-09-05
43 334	0.20	20-02-08
1 180 000	0.85	01-10-08

Options outstanding: **1,233,334**

MULTILATERAL INSTRUMENT 52-109

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Réjean Gosselin, Chief Executive Officer of Dia Bras Exploration Inc, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification *of Disclosure in Issuers' Annual and Interim Filings)* of Dia Bras Exploration Inc. (the issuer), for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 27, 2004

(signed) Réjean Gosselin

Réjean Gosselin
Chief Executive Officer


RECEIVED
2006 JUN 19 A 10: 5
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EXPLORATION DIA BRAS INC.

États financiers consolidés intermédiaires
Premier trimestre terminé
le 30 juin 2004
(non vérifié)

DIA BRAS EXPLORATION INC.

Interim Consolidated Financial Statements
First Quarter Ended
June 30, 2004
(unaudited)

Exploration Dia Bras Inc.

ANALYSE PAR LA DIRECTION DE LA SITUATION FINANCIÈRE

Cette analyse par la direction de la situation financière est conforme à la règle 51-102A des autorités canadiennes en valeurs mobilières en matière d'information continue pour les émetteurs assujettis. Elle est un complément et un supplément aux états financiers trimestriels et devrait être lue conjointement avec ces états financiers. Elle représente le point de vue de la direction sur les activités courantes de la société et sur ses résultats financiers passés et actuels ainsi qu'un aperçu des activités au cours des prochains mois.

1.1 DATE

Cette analyse par la direction de la situation financière pour la période terminée le 30 juin 2004 est datée du 27 août 2004.

1.2 PERFORMANCE GLOBALE, RÉSULTATS DES OPÉRATIONS ET ACTIVITÉS D'EXPLORATION

Exploration Dia Bras Inc. (la "société") est une société d'exploration minière détenant des droits ou des options sur treize propriétés couvrant une superficie de plus de 16 000 hectares dans l'État de Chihuahua au Mexique ainsi qu'une option sur deux propriétés diamantifères dans la région de Wawa en Ontario.

La société n'a aucun revenu d'opération.

Au cours du premier trimestre terminé le 30 juin 2004, la société a encouru une perte de 142 594 $ (0,01 $ par action) comparativement à une perte de 21 307 $ pour cette même période en 2003 (0,01 $ par action). Le perte au 30 juin 2004 comprend une dépense de 45 821 $ pour la comptabilisation de la valeur des options octroyées en 2003 et gagnées au cours du trimestre. Les frais d'administration et les frais corporatifs se sont élevés à 160 782 $ comparativement à 21 307 $ en 2003. La société a également gagné des revenus d'intérêts de 39 803 $ au cours du premier trimestre (néant en 2003).

Au cours de la période de trois mois terminée le 30 juin 2004, la société a continué de concentrer ses efforts au Mexique en vue de dénicher des opportunités intéressantes dans la région de la Sierra Madre et de développer ses propriétés les plus prometteuses afin de mener certaines de celles-ci au stade de la faisabilité et du développement. La haute direction de la société est totalement impliquée dans les opérations au Mexique.

La majeure partie des travaux on été effectués sur la propriété Piedras Verdes où la société a complété plus de 35 trous de forage. Les frais d'exploration engagés sur cette propriété au cours du trimestre se sont élevés à 606 814 $.

La société mobilise présentement quatre foreuses sur deux périodes de travail. Le camp d'exploration à Cieneguita est complété. Il s'agit d'un camp amovible comprenant des chambres, une cuisine, des entrepôts, un garage et une base d'hélicoptère.

Dia Bras Exploration Inc.

MANAGEMENT DISCUSSION AND ANALYSIS

This management discussion and analysis follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuer. It is a complement and supplement to the quarterly financial statements and should be read in conjunction with those statements. It represents the view of management on current company activities, past and current financial results, as well as an outlook of activities of the coming months.

1.1 DATE

This Management discussion and analysis for the period ended June 30, 2004 is as of August 27, 2004.

1.2 OVERALL PERFORMANCE, RESULTS OF OPERATION AND EXPLORATION ACTIVITIES

Dia Bras Exploration Inc. (the "company") is a mining exploration company with 13 properties or options on properties covering more than 16,000 hectares in the state of Chihuahua Mexico and options on two diamond prospect properties in the Wawa region of Ontario, Canada.

The company has no operating income.

During the first quarter ended June 30, 2004, the company incurred a loss of $142,594 ($0.01 per share) compared to a loss of $21,307 ($0.01 per share) for the same period in 2003. The June 30, 2004 loss includes an expense of $45,821 to account for the value of options granted in 2003 and vested during the quarter. Administrative and corporate expenses amounted to $160,782 during the quarter compared to $21,307 in 2003. Interest income of $39,803 was also earned in the first quarter (nil in 2003).

During the first quarter ended June 30, 2004, the company continued focusing its activities in Mexico, following its strategy of locating interesting opportunities within an identified area, the Sierra Madre, develop its most promising properties in order to bring some of them to the feasibility and development stage. Senior management of the company is fully involved in the Mexican operations.

Most of the exploration work was performed on Piedras Verdes property where the company has now drilled over 35 holes. Total exploration costs incurred on the property during the quarter amounted to $606,814.

The company is operating four drill rigs on a two-shift schedule. The exploration camp at Cieneguita has been completed. It is a moveable camp, which includes accommodations, a kitchen, warehouses, a garage and a helicopter base.

En juillet 2004, la société a complété l'acquisition des propriétés Promontorio et Hidalgo. Ces dépôts à haute teneur en cuivre, or et argent couvrent une superficie de 45 hectares dans la région de Ocampo, Chihuahua. Selon Mine Development Associates, les dépôts contiendraient 1 023 000 tonnes métriques incluant des teneurs de 4,04 % Cu, 2,61g/t Au et 69,79 g/t Ag. La société termine la planification de la campagne de forage sur ces propriétés avec pour objectif de confirmer ces données. La société fait présentement l'acquisition d'équipements additionnels afin de satisfaire les besoins relatifs à cette campagne qui commencera bientôt.

In July 2004, the company completed the acquisition of the Promontorio and Hidalgo high grade copper, gold and silver ore deposits covering 45 hectares in the region of Ocampo, Chihuahua. According to Mine Development Associates, the deposits contain 1,023,000 metric tonnes including grades of 4.04% Cu, 2.61g/t Au and 69.79 g/t Ag. The company is presently planning the drilling program on those properties to confirm these data. Additional machinery is being purchased in preparation for the upcoming drilling program on the Promontorio project in the Ocampo region which should start soon.

1.3 INFORMATION ANNUELLE SÉLECTIONNÉE

Faits saillants financiers des trois derniers exercices

(EN MILLIERS DE DOLLARS, À L'EXCEPTION DES MONTANTS PAR ACTION)

1.3 SELECTED ANNUAL INFORMATION

Three-year financial highlights

(IN THOUSANDS OF DOLLARS, EXCEPT AMOUNT PER SHARE)

	EXERCICE TERMINÉ LE 31 MARS FISCAL YEAR ENDED MARCH 31			
	2004 $	2003 $	2002 $	
Revenus totaux (intérêts)	30	-	-	Total income (interest)
Perte nette	(1 176)	(685)	(1 437)	Net loss
Radiation d'actifs miniers	-	562	1 309	Write-off of mining assets
Perte par action	(0.05)	(0.07)	(0 20)	Loss per share
Dette à long terme	-	-	-	Long-term debt
Dividende par action	-	-	-	Dividend per share
Actif total	11 911	163	534	Total assets

La société a vraiment pris son envol au cours du dernier exercice terminé le 31 mars 2004. Durant cette période, après avoir fait l'acquisition d'options sur les propriétés Santa Maria et San Jose à Chihuahua au Mexique, la société a complété une série de placements privés de plus de 12 millions $. Au cours des deux années précédentes, aux prises avec un marché difficile pour l'exploration minière, la société a éprouvé des difficultés à créer de la valeur pour ses actionnaires. La société avait financé au cours des exercices 2001-2002 et 2002-2003 un montant total de 450 000 $ qui a été alloué au projet diamantifère Banankoro en Guinée ainsi que dans la région de Wawa en Ontario où la société a acquis une option sur deux propriétés prenant ainsi position dans une région très active en exploration diamantifère. Au cours de ces deux exercices, la société a maintenu un niveau minimum de frais d'administration et de frais corporatifs, respectivement de 128 766 $ et 123 371 $.

La situation actuelle de la société n'est pas vraiment comparable à celle des deux dernières années. La société a clôturé son exercice financier terminé le 31 mars 2004 avec plus de 8,2 million $ en encaisse et dépôts à terme. La structure financière comprenait à cette date, 20 326 665 bons de souscription en circulation ayant un prix moyen d'exercice de 0,75$, ce qui pourrait représenter, avec la combinaison d'une augmentation du cours de l'action de la société et d'un marché de support, une source de financement potentiel de 15 millions $ au cours des prochains 15 à 18 mois.

The company really took off during the last fiscal year ended March 31, 2004. During that year, after acquiring options over the Santa Maria and San Jose properties in Chihuahua Mexico, the company completed a series of private placements raising in excess of $ 12 million. In the previous two years, the company struggled in its goal to increase value for its shareholders. With a slow market for the mining industry, the company raised during 2001-2002 and 2002-2003 a combined $450,000 which was allocated to the Banankoro diamond prospect in Guinea and to the Wawa region in Ontario, Canada where the company purchased an option on two properties therefore positioning itself in a very active area for diamond exploration. During those two years, the company maintained a minimal level of overhead with total administrative and corporate costs amounting to $128,766 and $123,371 respectively.

Therefore the current situation of the company is not really comparable with the past two years. The company closed its March 31, 2004 year-end with more than $8.2 million in cash and short-term deposits. The financial structure included 20,326,665 outstanding warrants at an average exercise price of $0.75 which could enable the company to raise a potential $15 million in cash over the next 15 to 18 months with a combination of an increased share price and a sustained market during that period.

Depuis août 2003, la société a réalisé des progrès remarquables dans le développement de ses programmes d'exploration à Chihuahua au Mexique. Elle a bâti un portefeuille de propriétés à différents stades d'exploration et est à l'affût d'opportunités pour compléter son positionnement dans cette région. La société compte sur du personnel local qualifié et expérimenté à des postes clés en exploration, ce qui contribue à augmenter l'efficacité du programme.

Au cours de 2003-2004, les coûts d'acquisition et de permis au Mexique se sont élevés à 409 915 $ alors que les frais d'exploration reportés s'élevaient à 1 861 508 $. Un levé géophysique aéroporté de plus de 2 500 km a été complété sur l'ensemble des propriétés mexicaines. Les frais qui y sont reliés et les frais de supervision se sont élevés à 637 893 $. Au début de 2004, la société a commencé une importante campagne de 70 forages dont la principale cible est la propriété Piedras Verdes. Tous les résultats des travaux disponibles ont été publiés.

En août 2003, la société a acquis de Nichromet Extraction Inc. (« Nichromet ») les droits d'utilisation et de commercialisation d'une licence portant sur une technologie d'extraction métallurgique pour le Mexique en contrepartie d'une redevance nette d'affinage de 1 % sur toute production effectuée sur ses propriétés mexicaines utilisant cette technologie. En vertu de cette entente, la société a effectué une avance non remboursable de 350 000 $ sur paiement de redevance.

Since August 2003, the company has made tremendous steps towards the development of its exploration program in Chihuahua Mexico. The company has built an interesting portfolio of properties at different stages of exploration and is still looking at opportunities to complete its positioning in that region. The company can count on skilled, experienced and knowledgeable local staff in key position for exploration program, improving its efficiency.

During 2003-2004, property, claiming and other acquisition costs in Mexico amounted to $409,915 while deferred exploration expenses amounted to $1,861,508. An airborne geophysics survey of over 2,500 km line was performed on all of the companies Mexican properties. Related costs and supervision amounted to $637,893. In the spring of 2004, the company started an important 70-hole drilling program with principal target being the Piedras Verdes property. All available drill results have been released in the public.

In August 2003, the company acquired from Nichromet Extraction Inc. ("Nichromet") the rights over a licence for the use and marketing of a metallurgical extractive technology for Mexico in consideration of a 1% net smelter royalty payment on all mineral production using the technology from any of the company's Mexican properties. As part of the agreement, the company made a non-refundable royalty advance of $350,000.

1.4 SOMMAIRE DES RÉSULTATS TRIMESTRIELS

(EN MILLIERS DE DOLLARS À L'EXCEPTION DES MONTANTS PAR ACTION)

1.4 SUMMARY OF QUARTERLY RESULTS

(IN THOUSAND OF DOLLARS, EXCEPT AMOUNT PER SHARE)

TRIMESTRE QUARTER	REVENUS TOTAUX TOTAL REVENUES $	PERTE NETTE NET LOSS $	PERTE PAR ACTION LOSS PER SHARE $
30 juin/ June 30, 2002	-	(14)	(0.01)
30 septembre/September 30, 2002	-	(25)	(0.01)
31 décembre/December 31, 2002	-	(328)	(0.01)
31 mars/March 31, 2003	-	(319)	(0.03)
30 juin/June 30, 2003	-	(21)	(0.01)
30 septembre/ September 30, 2003	-	(124)	(0.01)
31 décembre/ December 31, 2003	-	(541)	(0.02)
31 mars/ March 31, 2004	-	(490)	(0.01)
30 juin/ June 30, 2004	-	(142)	(0.01)

Le tableau ci-dessus montre la tendance des huit derniers trimestres. De juin 2002 à juin 2003, la société (tel que décrit en 1.3) fonctionnait avec des ressources financières très limitées et maintenait à un niveau minimum les frais d'administration et corporatifs tout en essayant de créer un momentum en s'engageant dans des projets en Guinée (abandonné en 2003) et à Wawa où la société conserve une option sur deux propriétés. Les pertes importantes de décembre 2002 et mars 2003 sont dues à la radiation d'actifs miniers.

Les trimestres de décembre 2003 et mars 2004 montrent des hausses significatives des pertes compte tenu qu'il n'y a pas eu de radiation d'actifs miniers. Il s'agit des deux trimestres suivant l'acquisition des propriétés mexicaines quand le niveau d'activité a considérablement augmenté.

The above table shows the trend over the last eight quarters. From June 2002 to the end of June 2003, the company (as stated in 1.3) was operating with very limited financial resources, keeping the administrative and corporate costs at the minimal level while trying to create a momentum through ventures in Guinea (abandoned in 2003) and Wawa where the company still holds an option on two properties. The December 2002 and March 2003 significant losses were due to write-off of mining assets.

The December 2003 and March 2004 quarters showed a significant increase in the losses considering there were no write-off of mining assets during those periods. These two quarters followed the acquisition of the Mexican projects when the activity level really picked up.

Un élément de ces pertes est la comptabilisation du coût relié aux options octroyées et gagnées. En application des règles du nouveau chapitre 3870 de l'ICCA, la société a comptabilisé des coûts totaux de 293 500 $ au cours de ces trimestres. Ce sont des coûts non monétaires à l'état des résultats. Une autre dépense importante durant ces deux trimestres a été les frais de promotion de 472 391 $ alors que la société a conjugué ses efforts dans le but de promouvoir ses actifs auprès d'investisseurs potentiels. L'augmentation du niveau d'activité a également nécessité une plus grande implication des consultants professionnels pour répondre aux exigences accrues des autorités réglementaires et aux défis comptables.

En mai 2004, la société a conclu une convention d'option d'achat en vertu de laquelle elle peut acquérir un intérêt de 100 % dans les propriétés Promontorio et Hidalgo situées dans le district de Chihuahua au Mexique en versant aux vendeurs un montant total de 3 000 000 $ US sur une période de cinq ans (voir note 16 des notes aux états financiers vérifiés du 31 mars 2004).

1.5 LIQUIDITÉ

Au 30 juin 2004, la société a un fonds de roulement de 7 016 598 $ dont 7 183 642 $ en encaisse et dépôts à terme comparativement à 8 139 983 $ au 31 mars 2004 dont 8 207 091 $ en encaisse et dépôts à terme.

Malgré qu'il n'y ait pas eu de placements privés additionnels au cours du trimestre, la société a financé 450 167 $ suite à l'exercice de 1 661 667 bons de souscription.

Au 30 juin 2004, 18 664 998 bons de souscription sont en circulation qui viennent à échéance de septembre et décembre 2005 à un prix d'exercice moyen de 0,81 $. Au 26 août 2004, le cours de l'action de la société était de 0,75 $.

1.6 SOURCE DE FINANCEMENT EN CAPITAL, AUTRES ACTIVITÉS D'INVESTISSEMENT ET ENGAGEMENT FINANCIER

Source de financement en capital

La disponibilité des ressources financières est liée aux marchés des capitaux. La société est confiante qu'en continuant à prouver la qualité de ses propriétés elle sera en mesure d'obtenir le financement requis pour leurs développement. La principale source de financement de la société est l'émission de capital-actions.

Autres activités d'investissement

En avril 2004, la société a conclu une convention de licence avec Diagnos Inc. qui détient les droits d'un programme (le « programme ») utilisé pour l'exploitation de données et qui sert à l'interprétation de données numérisées générées par les levés géophysiques, l'imagerie satellite et les analyses géochimiques. Le coût d'acquisition de la licence est de

One element contributing to those losses was the accounting for options granted and vested. Applying the new CICA chapter 3870, the company recorded stock based compensation costs totaling $293,500 during those two quarters. These are non-cash expenses in the statement of operations. Other significant costs during those two quarters were promotion expenses $472,391, where the company made efforts to showcase its assets and increase its shareholder base. The fast increase in level of activities required more professional consulting in dealing with increasing stock exchange and securities regulations and accounting challenges.

Subsequent to year end, the company entered into a purchase option agreement whereby the company could earn a 100% interest in the Promontorio and Hidalgo properties located in the Chihuahua District of Mexico by paying to the vendors a total of US$3,000,000 over a five-year period (refer to note 16 of the Notes to the March 31, 2004 audited financial statements).

1.5 LIQUIDITY

As at June 30, 2004 the company has a working capital of $7,016,598 including $7,183,642 in cash and term deposits compared to $8,139,983 as at March 31, 2004, including $8,207,091 in cash and short-term deposits.

Although there were no additional private placement financings in the quarter, the company raised $450,167 following the exercise of 1,661,667 warrants.

As at June 30, 2004 there were 18,664,998 warrants outstanding expiring between September and December 2005 with an average exercise price of is $0.81. As at August 26, 2004 the company's stock market price is at $0.75.

1.6 CAPITAL RESOURCES, OTHER INVESTING ACTIVITIES AND FINANCIAL COMMITMENT

Capital resources

The availability of funds is function of the capital markets. The company is confident that if it can continue to prove the quality of its properties it will be able to finance the development process. The main source of financing of the company is the issuance of equity shares.

Investing activities

In April 2004, the company entered into a licensing agreement with Diagnos Inc., the owner of proprietary software (the "Technology") used in the field of data mining and which provides interpretation of databases generated by geophysical surveys, satellite imagery and geochemical analysis. The cost of the license is $50,000 for the territory of Mexico. The license gives the company immediate access to the technology

50 000 $ pour le territoire du Mexique. La licence permet à la société d'utiliser immédiatement le programme pour l'analyse des données de ses propriétés mexicaines. De plus, la société jouit d'une option, valide pour une période de 120 jours, pour devenir distributeur du programme pour tout le territoire du Mexique dans le domaine des ressources naturelles à l'exception des secteurs pétrolier et gazier. Si la société décide de lever son option, elle devra verser à Diagnos Inc. une somme additionnelle de 200 000 $.

En juin 2004, la société a signé une lettre d'intention avec Ecu Silver Mining Inc. («Ecu Silver») visant l'acquisition par Ecu Silver des droits sur la technologie Nichromet pour ses projets au Mexique en contrepartie de 1 000 000 d'actions ordinaires et d'une royauté nette d'affinage de 1,5 %. La contrepartie sera partagée également entre la société et Nichromet. De plus, la société a effectué un placement privé en unités de Ecu Silver pour un montant de 200 000 $. Chaque unité comprend une action ordinaire et un bon de souscription à une action ordinaire. Le produit de ce placement serait utilisé par Ecu Silver pour l'installation d'un laboratoire métallurgique afin de tester les échantillons utilisant la technologie Nichromet et engager et entraîner le personnel pour opérer le laboratoire.

De plus, Dia Bras aura le droit d'utiliser, au coût plus 10%, le laboratoire et toute usine pilote qui serait construite par la suite. Cette entente est sujette aux approbations réglementaires.

Engagement financier

Le seul engagement financier de la société est un bail de cinq ans pour des espaces de bureau. Le loyer annuel est de 50 000 $.

1.7 OPÉRATIONS ENTRE APPARENTÉES

Au cours de la période de trois mois terminée le 30 juin 2004, des sociétés contrôlées par des dirigeants ont chargé des honoraires de consultation de 68 200 $ dont 65 140 $ ont été capitalisés dans les frais d'exploration reportés.

Au cours de la période de trois mois terminée le 30 juin 2003, un dirigeant de la société a chargé des honoraires de consultation de 5 310 $.

Au cours de la période de trois mois terminée le 30 juin 2004, une société contrôlée par un administrateur a chargé des frais d'analyse et d'échantillonnage de 2 233 $ qui ont été capitalisés dans les frais d'exploration reportés (néant en 2003).

1.8 PRINCIPALES ÉSTIMATIONS COMPTABLES

Utilisation d'estimations

Pour préparer les états financiers conformément aux principes comptables généralement reconnus du Canada, la direction doit faire des estimations et formuler des hypothèses ayant une incidence sur les montants présentés de l'actif et du passif de même que sur la présentation de l'actif et du passif éventuels, à la date des états financiers, ainsi que sur les montants présentés au titre des produits et des charges au cours de la période de présentation de l'information. Les résultats réels peuvent différer de ces estimations.

in order to apply it to data generated from its Mexican properties. In addition, the company has a 120-day option to secure the exclusive distributorship of the Technology for Mexico for application in the natural resource sector other than oil and gas. To exercise its option the company must pay an additional $200,000 to Diagnos Inc.

In June 2004, the company signed a letter of intent with Ecu Silver Mining Inc ("Ecu Silver") concerning the acquisition by ECU Silver of the right to utilize the Nichromet technology for its mining projects in Mexico in consideration for 1,000,000 common shares on the closing of the transaction and a 1.5% NSR royalty on any ore from the Mexican properties of Ecu Silver processed with the Nichromet technology. The consideration is shared equally with Nicromet. The company would make a private placement in units of Ecu Silver for a total amount of $200,000, each unit being comprised of one common share and one common share purchase warrant. The proceeds of the private placement are to be used by Ecu Silver for the installation of a metallurgical laboratory to test samples using the Nichromet technology and to hire and train the personnel required to operate the laboratory.

Dia Bras will also have the right to use the metallurgical laboratory, and any pilot plant that could be built subsequently, for testing materials at cost plus 10%. The transaction is subject to the approval from regulatory authorities

Financial commitment

The only financial commitment of the company as at June 30, 2004 is the five-year lease. Annual rent is $50,000.

1.7 RELATED PARTY TRANSACTION

During the three month period ended June 30, 2004, companies controlled by officers of the company charged consulting fees amounting to $68,200, including $65,140 capitalized in deferred exploration costs.

During the three-month period ended June 30, 2003, the company was charged by an officer professional fees amounting to $5,310.

During the three-month period ended June 30, 2004, a company controlled by a director of the company charged $2,235 for sample analysis, costs which were capitalized as deferred exploration costs (nil in 2003).

1.8 CRITICAL ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Actifs miniers

Les actifs miniers comprennent des droits à l'acquisition d'intérêts dans des propriétés minières et des frais d'exploration reportés.

Les coûts d'exploration sont reportés jusqu'à ce que la rentabilité économique du projet soit déterminée. Ces coûts sont alors transférés aux propriétés minières. Les coûts sont radiés lorsque les propriétés sont abandonnées ou que leur récupération est incertaine. La direction a défini l'incertitude de la façon suivante : lorsqu'il n'y a pas de ressources financières disponibles pour le développement pour une période de trois années consécutives ou que les résultats des travaux d'exploration ne justifient pas d'investissements additionnels.

Le produit de cession d'un actif minier est porté en diminution des coûts capitalisés s'y rapportant, et tout excédent du produit est constaté comme gain à l'état des résultats. En cas de cession partielle, s'il y a excédent des coûts capitalisés sur le produit, seule la perte est comptabilisée.

1.9 CHANGEMENT DE CONVENTIONS COMPTABLES ET ADOPTION DE NOUVELLES CONVENTIONS COMPTABLES

Il n'y a eu aucun changement de convention comptable au cours du 1er trimestre terminé le 30 juin 2004.

Une nouvelle convention comptable a été adoptée :

Actif incorporel: L'actif incorporel est comptabilisé au coût et amorti selon la méthode linéaire sur une période de deux ans.

1.10 RISQUES ET INCERTITUDES

Risques inhérents aux affaires

L'exploration et la mise en valeur de gisements miniers comportent des risques importants que même une évaluation soignée, l'expérience et le savoir-faire ne peuvent éliminer. Toutes les propriétés minières de la société sont au stade d'exploration. Rien ne garantit que les campagnes d'exploration de la société mèneront à la découverte de gisements commercialement rentables. La société a de nombreux concurrents disposant de ressources financières, techniques ou autres plus importantes que les siennes.

Bien que la société ait pris des moyens raisonnables pour s'assurer de titres de propriété valables, il n'existe aucune certitude que les titres de quelconque de ses propriétés ne seront pas contestés ou remis en question.

Des fonds additionnels seront requis pour financer les travaux d'exploration et, le cas échéant, de mise en valeur et il n'existe aucune assurance que de tels fonds seront disponibles pour la société ni qu'ils le seront à des conditions favorables.

Le prix du marché des métaux communs et précieux est également un facteur de risque qui peut avoir un effet direct sur le succès des opérations de la société.

Mining assets

Mining assets include rights in mining properties and deferred exploration expenses.

Exploration expenses are deferred until the economic viability of the project has been established, at which time the expenses are added to mining properties. Expenses are written off when properties are abandoned or when expense recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds on the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds only the loss is reflected.

1.9 CHANGE IN ACCOUNTING POLICIES AND NEW ACCOUNTING POLICY

There was no change in accounting policies during the first quarter of 2004.

A new accounting policy was adopted:

Intangible asset: The intangible asset is recorded at cost and depreciated on a straight-line basis over a two-year period.

1.10 RISKS AND UNCERTAINTIES

Business Risk

The exploration for and development of mineral deposits involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are in the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

The company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

Additional funds will be required to finance exploration and, potentially, development work, and there is no guarantee that such funds will be available to the Company or that they will be available at reasonable terms.

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company operations.

Devises

La société a des opérations à l'étranger et doit transiger en devises. Elle est donc assujettie au risque de change. La société n'a aucune procédure de couverture de change. Elle achète les devises en fonctions des besoins établis par son processus budgétaire.

Risques de taux d'intérêts

Les comptes débiteurs ainsi que les comptes créditeurs et frais courus de la société ne portent pas intérêt. Les espèces et quasi-espèces et le dépôt à court terme portent intérêt à des taux variables.

1.11 PERSPECTIVES

La société est très encouragée par l'évolution de ses travaux au Mexique.

La société vient de conclure une entente commerciale avec les propriétaires de la propriété Bolivar en vertu de laquelle la société ferait l'acquisition de 100 % de cette propriété pour une contrepartie de 1,2 millions $US payable sur une période de trois ans.

La société a actuellement deux foreuses sur cette propriété afin de tester la minéralisation à haute teneur. Les résultats du premier trou de forage ont été publié par voie de communiqué le 24 août 2004 : 6,31 % Cu, plus de 30 % Zn et 54,6 g/t Ag sur une largeur de 5 mètres.

La société prévoit effectuer 16 000 mètres de forage sur la propriété Bolivar, ce qui représente 110 trous.

De plus, la société entreprend un programme de forage afin de confirmer les données sur la propriété Promontorio.

La société est d'avis que les présentes conditions financières, d'opérations et de marché sont les meilleures depuis longtemps et par conséquent, elle est optimiste quant au développement des ses actifs au cours de 2004-2005.

1.12 AUTRES ÉLÉMENTS DE L'ANALYSE PAR LA DIRECTION DE LA SITUATION FINANCIÈRE

(a) La notice annuelle de la société ainsi que d'autres informations additionnelles sont disponibles sur SEDAR à www.sedar.com ainsi que sur le site web de la société à www.diabras.com .

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Le détail des coûts et frais d'exploration reportés du trimestre terminé le 30 juin 2004 ainsi que pour l'exercice financier terminé le 31 mars 2004 sont présentés ci-dessous.

Foreign exchange rate

The company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. The company has no coverage policy in place. It buys its currencies based on prepared exploration budget schedule.

Interest rate risk

The company's accounts receivable and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents and short-term deposit bear interest at variable rates.

1.11 OUTLOOK

The company is very encouraged by the evolution of its work in Mexico.

The company just entered a commercial agreement with the owners of the Bolivar property in Chihuahua, Mexico. The agreement provides for the acquisition by the company of 100% of the Bolivar property for a consideration of US$1.2 million payable over a three-year period.

The company has two drills testing this high-grade mineralized zone on the property. To date, three holes have intersected mineralization and results are pending. Results from the first hole were released on August 24, 2004: 6.31%, 30 % Zn and 54.6 g/t Au over a width of 5 meters.

The company intends to drill 16,000 meters on the Bolivar property representing 110 holes.

In addition the company is initiating a drilling program on the Promontorio property with the view of confirming the data.

The Company believes it is in the best financial, operating and market conditions in a long time and is therefore optimistic about the development of its assets during 2004-2005.

1.12 OTHER MD&A REQUIREMENTS

(a) The company's AIF and additional information is available on SEDAR at www.sedar.com and on the company web site at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Below is the detailed analysis of exploration expenditures incurred in the first quarter ended June 30, 2004 and for the year ended March 31, 2004.

Analyse des coûts et frais d'exploration reportés — *Analysis of cost and deferred exploration costs*

	Période de trois mois terminée le 30 juin / Three month period ended June 30 2004 *(non vérifié / unaudited)* **$**	**Exercice terminé le 31 mars / Year ended March 31 2004** *(vérifié / audited)* **$**	
Coûts et frais d'exploration reportés			Cost and deferred exploration expenses:
Coûts d'acquisition et permis	9 619	564 822	Property acquisition and related costs
Reconnaissance et échantillonnage	35 784	75 890	Reconnaissance and sampling
Planification, cartographie et rapport géologique	-	19 425	Planning, mapping and geological reports
Consultation en géologie et gestion	140 904	486 977	Geology consulting and management
Levés géophysiques	68 905	637 893	Geophysics survey
Forage	321 178	255 742	Drilling
Main d'œuvre locale et administration	149 487	74 035	Local administration and labour
Transport	133 436	184 467	Transport
Chemins	101 235	37 575	Road
Amortissement capitalisé	29 518	-	Capitalized depreciation
Rémunération à base d'actions	29 295	187 175	Stock compensation costs
	1 019 361	2 524 001	

(ii) INSTRUMENT NATIONAL 51-102 – SECTION 5.4

Divulgation au 27 août 2004 des données relatives aux :

Actions ordinaires en circulation:
37 613 742 - 17 449 426 $

Bons de souscription en circulation (chaque bon donne droit au porteur de souscrire une action ordinaire de la société au prix d'exercice indiqué jusqu'à la date d'échéance : **18 664 998**

(ii) NATIONAL INSTRUMENT 51-102 – SECTION 5.4

Disclosure of Outstanding Share Data- As at August 27th 2004

Common shares outstanding:
37,613,742 - $17,449,426.

Warrants outstanding (each warrant entitles the holder to purchase one common share of the company at the exercise price indicated until expiry date): **18,664,998**

# DE BONS DE SOUSCRIPTION # OF WARRANTS	PRIX LEVÉE EXERCISE PRICE	DATE D'ÉCHÉANCE EXPIRY DATE
9 559 334	0.17 $	30-06-04
1 406 250	0.80/0.84 $ (i)	30-09-04/05
2 779 445	0.90/0.94 $ (i)	07-11-04/05
4 919 969	2.00/2.50 $ (i)	21-10-05/05

(i) Le prix d'exercice augmente au cours de la seconde période de 12 mois.

(i) Exercise price increases for the second twelve-month period.

Options en circulation: **1 233 334**

Options outstanding: **1,233,334**

# D'OPTIONS # OF OPTIONS	PRIX DE LEVÉE EXERCISE PRICE	DATE D'ÉCHÉANCE EXPIRY DATE
10 000	0.15	27-09-05
43 334	0.20	20-02-08
1 180 000	0.85	01-10-08

Exploration Dia Bras inc.
Information corporative

Bureau administratif
630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec) H3B 1S6
Téléphone : (514) 866-6001
Télécopieur : (514) 866-6193

Inscription boursière
Bourse de croissance TSX
Symbole de cotation : DIB

Agent chargé de la tenue des registres et agent des transferts
Société de fiducie Computershare du Canada

Relations aux investisseurs
Pierre Thomas Laflamme
Téléphone : (514) 866-6001 – poste 229
Vice-président, Finances : Léonard Teoli
Téléphone : (514) 866-6001 – poste 226

Site Internet
WWW.DIABRAS.COM

Dia Bras Exploration Inc.
Corporate information

Administrative Office
630 René-Lévesque Blvd. West, Suite 2930
Montreal, Quebec H3B 1S6
Telephone: (514) 866-6001
Fax: (514) 866-6193

Exchange Listing
TSX Venture Exchange
Quote symbol: DIB

Registrar and Transfer Agent
Computershare Trust Company of Canada

Investor Relations
Pierre Thomas Laflamme
Telephone: (819) 847-2879
Vice-president, Finance: Léonard Teoli
Telephone: (514) 866-6001 - Ext. 226

Website
WWW.DIABRAS.COM

Avis aux lecteurs des états financiers consolidés intermédiaires non vérifiés:

Les états financiers consolidés intermédiaires non vérifiés de Exploration Dia Bras Inc. pour le premier trimestre terminé le 30 juin 2004 n'ont pas été révisés par les vérificateurs externes de la société.

(s) *Réjean Gosselin*

RÉJEAN GOSSELIN, ADMINISTRATEUR

(s) *Leonard Teoli*

LEONARD TEOLI, CHEF DES OPÉRATIONS FINANCIÈRES

Montréal, Québec
le 27 août 2004

Notice to readers of the unaudited interim consolidated financial statements:

The unaudited interim consolidated financial statements of Dia Bras Exploration Inc. for the first quarter ended June 30, 2004, have not been reviewed by the Company's external auditors.

(s) *Réjean Gosselin*

RÉJEAN GOSSELIN, DIRECTOR

(s) *Leonard Teoli*

LEONARD TEOLI, CHIEF FINANCIAL OFFICER

Montreal, Quebec
August 27, 2004

EXPLORATION DIA BRAS INC — DIA BRAS EXPLORATION INC.

BILANS (non vérifié) — BALANCE SHEETS (Unaudited)

	30 juin/ June 30, 2004 $ *(non vérifié / unaudited)*	31 mars/ March 31, 2004 $ *(vérifié / audited)*	
ACTIF			ASSETS
Actif à court terme			**Current assets**
Espèces et quasi-espèces (Note 4)	7 183 642	4 707 091	Cash and cash equivalents (Note 4)
Dépôt à court terme	-	3 500 000	Short-term deposit
Débiteurs	180 969	112 580	Accounts receivable
Frais payés d'avance	30 170	26 887	Prepaid expenses
	7 394 781	8 346 558	
Actif incorporel (Note 5)	50 000	-	**Intangible asset (Note 5)**
Frais reportés - Avances sur paiement de redevance (Note 6)	350 000	350 000	**Deferred costs - Advance on royalty payment (Note 6)**
Actifs miniers (Note 7)			**Mining assets (Note 7)**
Coût et frais d'exploration reportés	3 571 362	2 552 001	Costs and deferred exploration expenses
Bâtiment et équipements d'exploration	1 097 970	662 064	Exploration building and equipment
	4 669 332	3 214 065	
	12 464 113	11 910 623	
PASSIF			LIABILITIES
Passif à court terme			**Current liabilities**
Comptes créditeurs et frais courus	378 183	206 575	Accounts payable and accrued liabilities
CAPITAUX PROPRES			SHAREHOLDERS' EQUITY
Capital-actions (Note 8)	17 454 282	17 004 115	**Share capital (Note 8)**
Déficit	(5 924 143)	(5 780 742)	**Deficit**
Surplus d'apport (Note 10)	555 791	480 675	**Contributed surplus (Note 10)**
	12 085 930	11 704 048	
	12 464 113	11 910 623	

APPROUVÉ PAR LE CONSEIL,
APPROVED BY THE BOARD:

(s) Philip Renaud

PHILIP RENAUD,
administrateur/director

(s) Réjean Gosselin

RÉJEAN GOSSELIN,
administrateur/director

RÉSULTATS ET DÉFICIT (non vérifié) / STATEMENTS OF OPERATIONS AND DEFICIT (Unaudited)

	Période de trois mois terminée le 30 juin/ Three-month period ended June 30 2004 $	2003 $	
	(non vérifié / unaudited)		
Revenus			**Income**
Revenus d'intérêts	39 803	-	Interest income
Gain sur change	24 206	-	Gain on exchange
	64 009	-	
Dépenses			**Expenses**
Frais d'administration	81 462	18 984	Administrative expenses
Honoraires professionnels et de consultation	9 493	-	Professional and consulting fees
Information aux actionnaires et frais du fiduciaire	20 360	2 323	Information to shareholders and trustee fees
Frais de promotion	49 467	-	Promotion expenses
Rémunération à base d'actions (note 9)	45 821	-	Stock compensation costs (Note 9)
	206 603	21 307	
Perte nette de la période	(142 594)	(21 307)	**Net loss for the period**
Déficit au début de la période	(5 780 742)	(3 529 419)	**Deficit at beginning of period**
Frais relatifs à l'émission d'actions	(807)	(500)	**Share issue expenses**
Déficit à la fin de la période	(5 924 143)	(3 551 226)	**Deficit at end of period**
Perte nette de base et diluée par action	(0.01)	(0.01)	**Basic and diluted loss per share**
Nombre moyen pondéré de base et dilué d'actions en circulation	36 086 035	10 915 242	**Basic and diluted weighted average number of outstanding shares**

FLUX DE TRÉSORERIE
(non vérifié)

CASH FLOWS
(Unaudited)

	Pour la période de trois mois terminée le 30 juin / For the three month period ended June 30, 2004 $ *(non vérifié / unaudited)*	2003 $ *(vérifié / audited)*	
Activités d'exploitation			**Operating activities**
Perte nette de la période	(142 594)	(21 307)	Net loss for the period
Ajustment pour:			Adjustment for:
Rémunération à base d'actions	45 821	-	Stock compensation costs
	(96 773)	(21 307)	
Variation des éléments hors caisse du fonds de roulement (note 12)	99 936	27 905	Changes in non-cash working capital items (Note 12)
	3 163	(6 598)	
Activités de financement			**Financing activities**
Émission de capital-actions (note 8)	450 167	-	Share capital (Note 8)
Frais relatifs à l'émission d'actions	(807)	(500)	Share issue expenses
	449 360	(500)	
Activités d'investissement			**Investing activities**
Acquisition (rachat) de dépôt à court terme	3 500 000	-	Purchase of short-term deposit
Acquisition d'un actif incorporel	(50 000)	-	Purchase of an intangible asset
Acquisition de bâtiment et équipements d'exploration	(465 424)	-	Purchase of exploration building and equipment
Augmentation des actifs miniers (notes 7 et 9)	(960 548)	(33 000)	Increase in mining assets (Notes 7 and 9)
	2 024 028	(33 000)	
Augmentation (diminution) des espèces et quasi-espèces au cours de la période	2 476 551	(26 902)	**Increase (decrease) in cash and cash equivalents during the period**
Espèces et quasi-espèces au début de la période	4 707 091	96 747	**Cash and cash equivalents at beginning of period**
Espèces et quasi-espèces à la fin de la période	7 183 642	69 845	**Cash and cash equivalents at end of period**

1. Incorporation et nature des activités

La société a été constituée en vertu de la Loi canadienne sur les sociétés par actions le 11 avril 1996. La société détient des options pour acquérir un intérêt de 100 % dans des propriétés minières situées dans le district de Chihuahua au Mexique ainsi que dans des propriétés situées dans la région de Wawa en Ontario qui sont présentement au stade de l'exploration et pour lesquelles la rentabilité de la mise en exploitation n'a pas encore été déterminée. Le recouvrement des coûts engagés sur ces propriétés et des frais d'exploration reportés afférents dépend de l'existence en quantité suffisante de minerai, de la confirmation des intérêts de la société dans les claims miniers sous-jacents, de la possibilité pour la société d'obtenir le financement nécessaire pour la mise en exploitation de ces propriétés et de la rentabilité de la production future ou de la cession de telles propriétés à un montant égal à l'investissement de la société.

La société a pris des mesures conformes aux standards de l'industrie pour des propriétés à ce stade de l'exploration afin d'obtenir les titres de ses propriétés. Toutefois, rien ne garantit que les titres des propriétés de la société ne seront pas contestés. Les titres de propriété peuvent être assujettis à des ententes ou à des transferts précédents non enregistrés et peuvent être affectés par des défauts non détectés.

2. Base de présentation

Les présents états financiers intermédiaires ont été préparés par la direction conformément aux principes comptables généralement reconnus du Canada en utilisant les mêmes conventions et méthodes comptables que pour la préparation des plus récents états financiers annuels à l'exception de la convention sur l'actif incorporel tel que décrit plus bas. Toutefois, comme ils ne comprennent pas toutes les informations qui sont normalement présentées dans les états financiers annuels, ils devraient être lus conjointement avec les états financiers vérifiés du 31 mars 2004.

Actif incorporel – licence

L'actif incorporel est comptabilisé au coût et sera amorti selon la méthode linéaire sur une période de deux ans.

3. Périmètre de consolidation

Les états financiers consolidés de la société comprennent les comptes de la société et de sa filiale en propriété exclusive Dia Bras Mexicana S de RL de CV.

1. Incorporation and nature of operations

The company was incorporated under the Canada Business Corporations Act on April 11, 1996. It holds options to acquire interest in mining properties at the exploration stage located in the Chihuahua District of Mexico and in the Wawa District of Ontario, Canada, the economic viability of which has not yet been assessed. The recoverability of costs relating to these mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves, confirmation of the company's interest in the underlying mineral claims, the ability of the company to obtain the necessary financing to complete the development, as well as future profitable production or alternatively, upon disposal of such properties at an amount equal to the company's investment therein.

The company has taken reasonable measures in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

2. Basis of presentation

These quarterly financial statements have been prepared in accordance with Canadian generally accepted accounting principles and use the same accounting policies and methods used in the preparation of the company's most recent annual financial statements with the exception of the policy on intangible asset as described below. All disclosure required for annual financial statements have not been included in these financial statements. Therefore these statements should be read in conjunction with the March 31, 2004 audited financial statements.

Intangible asset – License

The intangible asset is accounted for at cost and will be amortized on a straight-line basis over a two-year period.

3. Basis of consolidation

The consolidated financial statements of the company include the accounts of the company and of its wholly owned subsidiary, Dia Bras Mexicana S de RL de CV.

4. Espèces et quasi espèces

Les espèces et quai-espèces comprennent les dépôts à court terme échéant à moins de trois mois.

5. Actif incorporel

En avril 2004, la société a signé un contrat de licence avec Diagnos Inc. qui détient les droits d'un programme (le programme) utilisé dans le domaine minier pour l'interprétation de données numérisées générées par les levées géophysiques, l'imagerie satellite et les analyses géochimiques. Le coût d'acquisition de la licence est de 50 000 $ pour une application au territoire de Mexique. La licence permet à la société d'utiliser immédiatement le programme pour l'analyse des données de ses propriétés mexicaines. De plus, la société jouit d'une option, valide pour une période de 150 jours, pour devenir distributeur du programme pour tout le territoire du Mexique dans le domaine des ressources naturelles à l'exception des secteurs pétrolier et gazier. Si la société décide de lever son option, elle devra verser à Diagnos Inc une somme additionnelle de 200 000 $.

6. Frais reportés – Avance sur paiement de redevance

Le 26 août 2003, la société a acquis auprès de Nichromet Extraction Inc. (« Nichromet ») les droits d'utilisation et de commercialisation d'une licence sur une technologie d'extraction métallurgique pour le territoire du Mexique en contrepartie d'une redevance nette d'affinage de 1 % sur toute production effectuée sur ses propriétés mexicaines utilisant cette technologie. En vertu de cette entente la société a effectué une avance non remboursable sur paiement de redevance, au montant de 350 000 $. Si la technologie couverte par la licence n'est pas utilisée dans une période de deux ans à compter de la signature de la convention, les frais reportés seront alors radiés.

Lors de la dernière assemblée annuelle tenue le 30 septembre 2003, les actionnaires ont approuvé un changement de contrôle de la société. Nichromet fait partie du nouveau groupe de contrôle.

4. Cash and cash equivalents

Cash and cash equivalents include short-term deposits with maturities of three months or less.

5. Intangible asset

In April 2004, the company entered into a licensing agreement with Diagnos Inc., the owner of proprietary software (the "Technology") used in the field of data mining and which provides interpretation of databases generated by geophysical surveys, satellite imagery and geochemical analysis. The cost of the licence is $50,000 for the territory of Mexico. The licence will give the company immediate access to the Technology in order to apply it to data generated from its Mexican properties. In addition, the company has a 150-day option to secure the exclusive distributorship of the Technology for Mexico for application in the natural resource sector other than oil and gas. To exercise its option, the company must pay an additional $200,000 to Diagnos Inc.

6. Deferred costs – Advance on royalty payment

On August 26, 2003, the company acquired from Nichromet Extraction Inc. ("Nichromet") the exclusive rights over a licence for the use and marketing of a metallurgical extractive technology for Mexico in consideration of a 1% net smelter royalty payment on all mineral production using the technology from any of the company's Mexican properties. As part of the agreement, the company made a non-refundable royalty advance of $350,000. If the technology covered by the Nichromet licence is not used in a two-year period from the agreement date, the deferred costs will be written off.

At the last annual meeting held on September 30, 2003, the shareholders approved a change of control of the company. Nichromet is part of the new control group.

7. Actifs miniers

7. Mining assets

	Coût/ Cost		Frais d'exploration reportés/ Deferred exploration expenses	
	30 juin/ June 30, 2004 *(non vérifié/ unaudited)* $	**31 mars/ March 31, 2004** *(vérifié / audited)* $	**30 juin/ June 30, 2004** *(non vérifié unaudited)* $	**31 mars/ March 31, 2004** *(vérifié / audited)* $
Canada				
Wawa (option)	159 907	159 907	120 671	120 671
Mexique				
Chihuahua (option)				
Santa María (option)	128 172	128 172	267 032	206 965
San José (option)	71 659	71 420	281 002	119 026
Piedras Verdas	132 950	132 130	1 636 391	1 013 515
El Cumbre	38 099	38 099	112 569	112 569
Mezquital	18 287	18 048	94 236	94 236
El Oro	14 544	14 544	178 030	170 082
La Cascada	4 267	4 267	128 877	92 440
Val	-	-	103 005	-
El Rosario	3 168	-	3 066	-
Don Chu	2 112	-	-	-
Bolivar	953	-	12 134	-
Promontorio	-	-	2 233	-
Autres/Others	5 323	3 235	52 675	52 675
	579 441	569 822	2 991 921	1 982 179

Coût et frais d'exploration reportés | **Cost and deferred exploration expenses**

	Période de trois mois terminée le 30 juin / Three month period ended June 30 2004 *(non vérifié / unaudited)* $	**Exercice terminé le 31 mars / Year ended March 31 2004** *(vérifié / audited)* $	
Solde au début de la période	**2 552 001**	**28 000**	**Balance at beginning of period**
Coûts d'acquisition et permis	9 619	564 822	Property acquisition and related costs
Reconnaissance et échantillonnage	35 784	75 890	Reconnaissance and sampling
Planification, cartographie et rapport géologique	-	19 425	Planning, mapping and geological reports
Consultation en géologie et gestion	140 904	486 977	Geology consulting and management
Levés géophysiques	68 905	637 893	Geophysics survey
Forage	321 178	255 742	Drilling
Main d'œuvre locale et administration	149 487	74 035	Local administration and labour
Transport	133 436	184 467	Transport
Chemins	101 235	37 575	Road
Amortissement capitalisé	29 518	-	Capitalized depreciation
Rémunération à base d'actions	29 295	187 175	Stock compensation costs
Solde à la fin de la période	**3 571 362**	**2 552 001**	**Balance at end of period**

Canada

Wawa

La société a conclu en octobre 2002 une convention d'option avec Exploration diamantifère Oasis inc. (« Oasis ») par laquelle la société peut acquérir un intérêt cumulatif pouvant atteindre 50 % dans deux propriétés minières (Macaskill et Magpie) en encourant des dépenses d'exploration de 5 000 000 $ sur une période de quatre ans et en émettant 250 000 actions ordinaires à chacun des trois premiers anniversaires de la convention. En règlement du prix de l'option, la société a payé un montant comptant de 10 000 $ et a émis 450 000 actions ordinaires.

À la date du premier anniversaire, la société n'a pas émis d'actions parce qu'elle avait effectué, au nom d'Oasis, des paiements additionnels pour le maintien des propriétés.

Baie de James

En 2002-2003 la société n'a pas renouvelé ses droits miniers dans les basses terres de la baie de James et a donc procédé à la radiation de ses propriétés au cours de l'exercice terminé le 30 juin 2003.

Projets de Chihuahua – Mexique

Projets Santa María et San José

En juillet 2003, la société a conclu une entente d'option en vertu de laquelle elle peut acquérir un intérêt cumulatif pouvant atteindre 100 % dans des propriétés d'or, d'argent et autres métaux de base situées dans le district de Chihuahua au Mexique en engageant des dépenses d'exploration de 4 000 000 $US et en versant un montant de 924 000 $US sur une période de six ans. La société a accepté de payer 10 000 $ au comptant et d'émettre 400 000 actions ordinaires en frais d'intermédiation. Au cours de la période de trois mois terminée le 30 juin 2004, la deuxième tranche de 200 000 actions ordinaires a été émise.

Projet Piedras Verdes

Au cours de l'exercice 2004, la société a conclu une entente d'option en vertu de laquelle elle peut acquérir une intérêt de 100 % dans la propriété Piedras Verdes en contrepartie de 200 000 $US payable sur une période de deux ans. La propriété Piedras Verdes est située près de l'ancienne mine Bolivar et elle a été la cible principale de la campagne de forage entreprise au printemps 2004.

Au 30 juin 2004, la société avait effectué un premier paiement de 73 500 $.

Canada

Wawa

In October 2002, the company entered into an option agreement with Oasis Diamond Exploration Inc. ("Oasis") whereby the company can acquire a cumulative interest of up to 50% in two mining properties (Macaskill and Magpie) by incurring exploration expenditures of $5,000,000 over a four-year period and by issuing 250,000 common shares at each of the first three anniversaries of the agreement. As settlement of the option entry price, the company paid a cash consideration of $10,000 and issued 450,000 common shares.

At the date of the first anniversary, the company did not issue any shares as the company had made additional claim payments on behalf of Oasis with respect to those properties.

James Bay Lowlands

During 2002-2003, the company did not renew its mining rights in the James Bay Lowlands properties and therefore wrote them off during the year ended March 31, 2003.

Mexico – Chihuahua

Santa María and San José projects

In July 2003, the company entered into an option agreement whereby the company can acquire a cumulative interest of up to 100% in certain gold, silver and base metal properties in the Chihuahua District of Mexico, by incurring exploration expenditures of US$4,000,000 and making additional payments of up to US$724,000 over a six-year period. The company agreed to pay a finder's fee of $10,000 in cash and issue 400,000 common shares of its capital stock. During the three month period ended June 30, 2004, the remaining 200 000 common shares have been issued.

Piedras Verdes Project

During the year ended March 31, 2004, the company entered into an option agreement whereby the company can acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. The property is located near the old Bolivar mine and was the principal target of the drilling program which started in the spring of 2004.

As at June 30, 2004, the company had made a first payment of $73,500.

Projets El Oro et PC 1135

En janvier 2004, la société a acquis un intérêt de 100 % dans les propriétés El Oro et PC 1135, situées dans le district de Chihuahua, au Mexique, pour une contrepartie totale au comptant de 20 000 $ et l'émission de 500 000 actions ordinaires de la société dont 250 000 à la date du premier anniversaire de l'entente. L'entente prévoit également le paiement d'une royauté nette d'affinage de 3 % sur toute production éventuelle provenant de ces propriétés.

Au 30 juin 2004, la société négocie toujours certains termes de l'entente avec les vendeurs dans le but de la modifier en une entente d'option. À cette date, aucun paiement ni émission d'actions n'a eu lieu et aucun coût n'a été comptabilisé.

El Oro and PC 1135 properties

In January 2004, the company entered into an agreement to acquire a 100% interest in the El Oro and PC 1135 properties in the Chihuahua District of Mexico for a total cash consideration of US$20,000 and the issuance of 500,000 common shares of the company, including 250,000 at the first anniversary of the agreement. The agreement also included the payment to the vendor of a 3% net smelter return from the properties.

As at June 30, 2004, the company was still negotiating certain terms of the agreement with the vendors in order to amend it toward an option agreement. As at that date, neither the payment nor the share issuance had been made and no costs had yet been accounted for.

Projets Promontorio et Hidalgo

En mai 2004, la société a conclu une entente d'option d'achat avec un tiers en vertu de laquelle la société peut acquérir un intérêt de 100 % dans les propriétés Promontorio et Hidalgo en versant aux vendeurs un montant de 3 000 000 $US de la façon suivante :

Promontorio and Hidalgo properties

In May 2004, the company entered into a purchase option agreement whereby the company could earn a 100% interest in the Promontorio and Hidalgo properties located in the Chihuahua District of Mexico by paying to the vendors a total of US$3,000,000 as follows:

	US$	
À la signature de l'entente	40 000	On execution of the agreement
Au 1er anniversaire de l'entente	60 000	On the first anniversary date
Au 2eme anniversaire de l'entente	100 000	On the second anniversary date
Au 3eme anniversaire de l'entente	150 000	On the third anniversary date
Au 4eme anniversaire de l'entente	150 000	On the fourth anniversary date
Au 5eme anniversaire de l'entente	2 500 000	On the fifth anniversary date

Aucune royauté ne s'applique sur ces propriétés

No royalties apply to those properties

Guinée (projet abandonné)

En mai 2002, la société a conclu une convention d'option avec un tiers en vertu de laquelle elle pouvait acquérir un intérêt pouvant atteindre 60 % dans un prospect diamantifère de Banankoro en République de Guinée. Le coût initial de l'option était un paiement comptant de 50 000 $ et l'émission de 500 000 actions ordinaires. La société devait effectuer pour 1 000 000 $US de travaux d'exploration ou de développement sur une période de deux ans.

Guinea (abandoned project)

In May 2002, the company entered into an option agreement with a third party whereby it could earn a 60% interest in the Banankoro diamond prospect. The initial cost of the option was a cash consideration of $50,000 and the issuance of 500,000 common shares. The company had to spend US$1,000,000 in exploration expenses over a two-year period.

La société avait également l'option d'acquérir un intérêt de 50% dans cinq parcelles d'un permis artisanal dans cette même région. La société devait encourir des dépenses de 200 000 $ au cours d'une période de 12 mois. En 2002-2003, après avoir engagé des dépenses de 132 737 $ sur ce projet et, compte tenu des résultats décevants, la société a choisi d'abandonner le projet.

In the same agreement, the company could also earn a 50% interest in five parcels of an artisanal permit in the same region by spending $200,000 in a one-year period. During 2002-2003 after spending $132,737 on this project and given the disappointing results, the company decided to abandon the project.

Bâtiments et équipements d'exploration | **Exploration building and equipment**

30 juin/ June 30 2004
(non vérifié / unaudited)

	Coût Cost	**Amortissement cumulé Accumulated depreciation**	**Valeur nette Net value**	
Bâtiments				Building
Camp	324 794	4 119	320 675	Camp
Machinerie et équipements	625 695	12 228	613 467	Machinery and equipment
Materiel roulant	125 936	11 765	114 171	Rolling stock
Mobilier de bureau et équipement informatique	51 063	1 406	49 657	Computers and office furniture
	1 127 488	29 518	1 097 970	

Bâtiments et équipements d'exploration | **Exploration building and equipment**

31 mars/ March 31 2004
(vérifié / audited)

	Coût Cost	**Amortissement cumulé Accumulated depreciation**	**Valeur nette Net**	
Bâtiments				Building
Camp	168 667	-	168 667	Camp
Machinerie et équipements	359 635	-	359 635	Machinery and equipment
Materiel roulant	100 724	-	100 724	Rolling stock
Mobilier de bureau et équipement informatique	33 038	-	33 038	Computers and office furniture
	662 064	-	662 064	

Tous les bâtiments et équipements d'exploration sont au Mexique.

All exploration building and equipment are in Mexico.

8. Capital-actions

Autorisé

Un nombre illimité d'actions ordinaires sans valeur nominale.

Émis

Les mouvements dans le capital-actions de la société se détaillent comme suit :

8. Share capital

Authorized

An unlimited number of common shares without par value.

Issued

Changes in the company's share capital were as follows:

	Période de trois mois terminée le 30 juin / Three-month period ended June 30 2004 *(non vérifié / unaudited)*		Exercice terminé le 31 mars / Year ended March 31 2004 *(vérifié / audited)*		
	Nombre d'actions / Number of Shares	Montant / Amount $	Nombre d'actions / Number of Shares	Montant / Amount $	
Solde au début de la période	35 714 991	16 980 115	10 846 011	3 589 660	Balance at beginning of period
Émises et payées en argent (i)	-	-	20 313 997	12 095 551	Issued and paid in cash (i)
Émises à la levée d'options d'achat d'actions	-	-	621 041	118 658	Issued on the exercise of stock options
Émises à l'exercice de bons de souscription	1 661 667	450 167	2 987 332	582 246	Issued on the exercise of warrants
Émises pour des frais d'exploration au Canada	-	-	-	-	Issued for exploration expenses in Canada
Émises en contrepartie d'actifs miniers (ii)	200 000	24 000	650 000	69 000	Issued for acquisition of mining assets (ii)
Émises en commissions	-	-	296 610	525 000	Issued as commission
Solde à la fin de la période	37 576 658	17 454 282	35 714 991	16 980 115	Balance at end of period
À être émises					To be issued
À être émises pour l'acquisition d'actifs miniers (ii)	-	-	200 000	24 000	To be issued for acquisition of mining assets (ii)
Solde des actions émises et à être émises	37 576 658	17 454 282	35 914 991	17 004 115	Balance issued and to be issued

i) Le 30 septembre 2003, la société a complété des placements privés portant sur 11 000 000 d'unités au prix de 0,12 $ l'unité pour une contrepartie totale au comptant de 1 320 000 $. Chaque unité est composée d'une action ordinaire de la société et d'un bon de souscription permettant au porteur de souscrire une action ordinaire de la société au prix de 0,17 $ l'action jusqu'au 30 septembre 2005.

En octobre 2003, la société a complété des placements privés portant sur 1 406 250 unités au prix de 0,64 $ l'unité pour une contrepartie totale au comptant de 900 000 $. Chaque unité est composée d'une action ordinaire de la société et d'un bon de souscription permettant au porteur de souscrire une action ordinaire de la société au prix de 0,80 $ l'action pendant une période de 12 mois suivant la clôture et 0,84 $ pour la période subséquente de 12 mois.

En novembre 2003, la société a complété des placements privés portant sur 2 987 778 unités au prix de 0,72 $ l'unité pour une contrepartie totale au comptant de 2 151 200 $. Chaque unité est composée d'une action ordinaire de la société et d'un bon de souscription permettant au porteur de souscrire une action ordinaire de la société au prix de 0,90 $ l'action pendant une période de 24 mois suivant la clôture et 0,99 $ pour la période subséquente de 12 mois.

En décembre 2003, la société a complété des placements privés portant sur 4 919 969 unités au prix de 1,57 $ l'unité pour une contrepartie totale au comptant de 7 724 351 $. Chaque unité est composée d'une action ordinaire de la société et d'un bon de souscription permettant au porteur de souscrire une action ordinaire de la société au prix de 2,00 $ l'action pendant une période de 24 mois suivant la clôture et 2,50 $ pour la période subséquente de 12 mois. La société a émis en guise de commission 296 610 actions ordinaires à un prix de 1,77 $ l'action ordinaire pour un montant total de 525 000 $.

ii) Le 29 juillet 2003, la société s'est engagée à émettre 400 000 actions ordinaires de la société à un prix de 0,12 $ l'action à titre d'honoraires d'intermédiation dans le cadre de la convention d'option avec El Paso Partners, Ltd. relativement aux propriétés mexicaines (note 7).

iii) Conformément à la convention d'option avec Oasis (note 7), la société a émis à Oasis en juin 2003, 450 000 actions ordinaires.

i) On September 30, 2003, the company completed the placement of 11,000,000 units at a price of $0.12 per unit for a total cash consideration of $1,320,000. Each unit is comprised of one common share and one purchase warrant entitling its holder to subscribe to one common share at a price of $0.17 per share until September 30, 2005.

In October 2003, the company completed the placement of 1,406,250 units at a price of $0.64 per unit for a total cash consideration of $900,000. Each unit is comprised of one common share and one purchase warrant entitling its holder to subscribe to one common share at a price of $0.80 per common share for a period of 12 months following closing and at $ 0.84 for the next 12 month period.

In November 2003, the company completed the placement of 2,987,778 units at a price of $0.72 per unit for a total cash consideration of $2,151,200. Each unit is comprised of one common share and one purchase warrant entitling its holder to subscribe to one common share at a price of $0.90 per common share for a period of 24 months following closing and at $ 0.99 for the next 12 month period.

In December 2003, the company completed the placement of 4,919,969 units at a price of $1.57 per unit for a total cash consideration of $7,724,351. Each unit is comprised of one common share and one purchase warrant entitling its holder to subscribe to one common share at a price of $2.00 per common share for a period of 24 months following closing and at $ 2.50 for the next 12 month period. The company issued as a commission on the placement 296,610 common shares at a price of $1.77 per common share for a total amount of $525,000.

ii) On July 29, 2003, the company agreed to issue, as part of a finder's fee, 400,000 common shares at $0.12 per share in reference to the option agreement entered into with El Paso Partners, Ltd. over the Mexican properties (note 7).

iii) Pursuant to the option agreement with Oasis (note 7), the company issued 450 000 common shares to Oasis in June 2003.

iv) En juillet 2002, la société a émis 200 000 actions ordinaires au prix de 0,16 $ l'action pour une contrepartie totale de 32 000 $ à une société contrôlée par une personne qui était alors administrateur pour l'acquisition de données aéromagnétiques couvrant 50 000 km^2 dans le territoire des basses terres de la baie de James. Cette transaction a été approuvée par les actionnaires lors de l'assemblée annuelle et extraordinaire tenue le 27 septembre 2001.

v) En vertu de la convention avec SAGEM S.A., la société a émis, le 26 juin 2002, 500 000 actions ordinaires au prix de 0,16 $ l'action pour une contrepartie totale de 80 000 $ (note 7).

vi) Le 27 décembre 2002, la société a complété un placement privé de 800 000 unités accréditives au prix de 0,15 $ l'unité pour une contrepartie totale de 120 000 $. Chaque unité comprend une action ordinaire accréditive et un bon de souscription permettant au porteur d'acquérir une action ordinaire de la société au prix de 0,20 $ l'action pendant une période de 18 mois suivant la clôture.

vii) Le 6 mai 2002, la société a complété un placement privé de 1 000 000 d'unités au prix de 0,15 $ l'unité pour une contrepartie totale de 150 000 $. Chaque unité comprend une action ordinaire et un bon de souscription permettant au porteur d'acquérir une action ordinaire de la société au prix de 0,20 $ l'action pendant une période de 18 mois suivant la clôture.

Le 8 janvier 2003, la société a complété un placement privé de 200 000 unités au prix de 0,15 $ l'unité pour une contrepartie totale de 30 000 $. Chaque unité comprend une action ordinaire et un bon de souscription permettant au porteur d'acquérir une action ordinaire de la société au prix de 0,20 $ l'action pour une période de 18 mois suivant la clôture.

iv) In July 2002, the company issued 200,000 common shares at a price of $0.16 per share for a total consideration of $32,000 to a company controlled by a person who was then a director, for the acquisition of an exclusive aeromagnetic database covering 50,000 km^2 in the James Bay Lowlands area.. This transaction had been approved at the shareholders' general and special meeting held on September 27, 2001.

v) In accordance with the option agreement with SAGEM S.A., on June 26, 2002, the company issued 500,000 common shares at a price of $0.16 per share for a total consideration of $80,000 (note 7).

vi) On December 27, 2002, the company completed a private placement of 800,000 flow-through units at a price of $0.15 per unit for total proceeds of $120,000. Each unit is comprised of one flow-through common share and one common share purchase warrant entitling its holder to purchase one common share of the company at a price of $0.20 per share for a period of 18 months after the closing.

vii) On May 6, 2002, the company completed a private placement of 1,000,000 units at a price of $0.15 per unit for total proceeds of $150,000. Each unit is comprised of one common share and one common share purchase warrant entitling its holder to purchase one common share of the company at a price of $0.20 per share for a period of 18 months after the closing.

On January 8, 2003, the company completed a private placement of 200,000 units at a price of $0.15 per unit for total proceeds of $30,000. Each unit is comprised of one common share and one common share purchase warrant entitling its holder to purchase one common share of the company at a price of $0.20 per share for a period of 18 months after the closing.

Bons de souscription

Les bons de souscription en circulation permettent aux porteurs de souscrire un nombre équivalent d'actions ordinaires comme suit :

Warrants

A summary of changes in outstanding common share purchase warrants, entitling their holders to subscribe to an equivalent number of common shares is presented below:

	Période de trois mois terminée le 30 juin* Three-month period ended June 30 2004 *(non vérifié / unaudited)		***Exercice terminé le 31 mars* Year ended March 31 2004 *(vérifié / audited)***		
	Nombre de bons de souscription Number of warrants	**Prix d'exercice moyen / Average exercise price $**	**Nombre de bons de souscription Number of warrants**	**Prix d'exercice moyen / Average exercise price $**	
Solde au début de la période	20 326 665	0.75	3 000 000	0.20	Beginning of period
Émis	-	-	20 313 997	0.76	Issued
Exercés	(1 661 667)	0.27	(2 987 332)	0.20	Exercised
Solde à la fin de la période	18 664 998	0.81	20 326 665	0.75	End of period

Prix d'exercice Exercise price $	Nombre de bons de souscription au 30 juin 2004 Number of warrants as at June 30, 2004	Date d'échéance Expiry date
0.17	9 559 334	Septembre/September 2005
0.80 / 0.84	1 406 250	Octobre/October 2004 / 2005
0.90 / 0.94	2 779 445	Novembre/November 2004 / 2005
2.00 / 2.50	4 919 969	Decembre/December 2004 / 2005

Pendant la première période de 12 mois suivant la clôture et / pendant la période subséquente de 12 mois jusqu'à l'échéance.
For the first twelve months following closing and / for the subsequent twelve-month period until expiry date.

9. Régime d'options d'achat d'actions

La société a adopté un régime d'options d'achat d'actions (le « régime ») selon lequel le conseil d'administration peut, de temps à autre, attribuer à ses administrateurs, dirigeants, employés et consultants et à ceux de ses filiales des options leur permettant d'acquérir des actions ordinaires de la société. Les conditions et le prix de levée de chaque option sont déterminés par le conseil d'administration. Le nombre maximum d'actions ordinaires dans le capital de la société qui peut être réservé pour attribution en vertu du régime en date du 30 juin 2004 est égal à 2 295 000 (2 295 000 au 31 mars 2004) et le nombre maximal d'actions ordinaires réservées pour l'attribution à un seul bénéficiaire ne peut dépasser 5 % des actions ordinaires en circulation à la date d'attribution.

Les options doivent être levées au plus tard cinq ans après la date d'attribution. Le prix de levée ne peut être inférieur à la valeur marchande des actions ordinaires à la date d'attribution.

9. Stock option plan and compensation costs

The company maintains a stock option plan (the "Plan") whereby the board of directors may, from time to time, grant to employees, officers, directors or consultants of the company and its subsidiaries options to acquire common shares of the company on such terms and at such exercise prices as may be determined by the board. The Plan provides that the maximum number of common shares in the capital of the company that may be reserved for issuance under the Plan shall be equal to 2,295,000 as at June 30, 2004 (March 31, 2004 – 2,295,000) common shares and that the maximum number of common shares which may be reserved for issuance to any one optionee pursuant to a share option may not exceed 5% of the common shares outstanding at the time of grant.

The options must be exercised within five years of grant. The exercise price may not be lower than the market of the common shares at the time of grant.

Les mouvements dans les options d'achat d'actions de la société se détaillent comme suit :

A summary of changes in the company's common share purchase options is presented below:

	Période de trois mois terminé le 30 juin Three-month period ended June 30 2004 *(non vérifié / unaudited)*		**Exercice terminé le 31 mars Year ended March 31 2004** *(vérifié / audited)*		
	Nombre d'options/ Number of options	**Prix moyen de levée/ Average exercise price $**	**Nombre d'options Number of options**	**Prix moyen de levée/ Average exercise price $**	
Solde au début de la période	1 283 959	0.81	680 000	0.16	Beginning of period
Attribuées	-	-	1 235 000	0.85	Granted
Levées	-	-	(621 041)	0.19	Exercised
Échues ou annulées	(50 625)	0.53	(10 000)	0.20	Expired or cancelled
Solde à la fin de la période	1 233 334	0.81	1 283 959	0.81	End of period

Prix de levée Exercise price $	Nombre d'options au 30 juin 2004 Number of options as at June 30, 2004	Date d'échéance Expiry date
0.20	10 000	Septembre/September 2005
0.15	43 334	Octobre/October 2008
0.85	1 180 000	Février/February 2008

Conformément au chapitre 3870 du manuel de l'ICCA, la société a comptabilisé le coût relatif aux options émises en 2003 selon la méthode de la valeur marchande. Le coût de rémunération à base d'actions pour la période de trois mois terminée le 30 juin 2004 s'élève à 75 116 $ dont 29 295 $ capitalisés aux actifs miniers (projets Chihuahua) sur la base des options émises aux dirigeants et consultants travaillant exclusivement au programme d'exploration au Mexique. Le solde de 45 821 $ a été comptabilisé comme charge à l'état des résultats et déficit.

La valeur marchande des options octroyées a été estimée en utilisant le modèle Black-Sholes basé sur les hypothèses suivantes :

Dividende moyen par action....................................... -$
Volatilité.. .....75 %
Taux d'intérêt sans risque......................................3,5 %
Durée estimative..5 ans
Prix de l'option..0,85 $

Moyenne pondérée de la valeur estimative des options... ....0,54 $

In accordance with CICA chapter 3870, the company accounted for options granted in 2003 using the fair value method. Total stock compensation costs for the first quarter ended June 30, 2004 amount to $75 116 (unaudited) (June 2003 – nil) including $ 29,295 capitalized to mining assets as part of the Chihuahua project costs on the basis that the options were granted to officers and consultants exclusively involved in the exploration program in Mexico. The balance of $45,821 was accounted for as expenses in the Statements of operations and deficit.

The fair value of the options granted was estimated using the Black-Scholes option-pricing model based on the following assumptions:

Average dividend per share................................$ -
Volatility...75%
Risk-free interest rate 3.5%
Expected life of options................................5 years
Option price $0.85

Weighted average of the estimated fair value of each option..$0.54

10. Surplus d'apport / 10. Contributed surplus

	Période de trois mois terminée le 30 juin Three-month period ended June 30 2004 *(non vérifié / unaudited)* $	Exercice terminé le 31 mars Year ended March 31 2004 *(vérifié / audited)* $	
Solde au début de la période	480 675	-	Balance at beginning of period
Rémunération à base d'actions (note 9)	75 116	480 675	Stock compensation cost (Note 9)
Solde à la fin de la période	555 791	480 675	Balance at end of period

11. Flux de trésorerie / 11. Statements of cash flows

La variation des éléments hors caisse des activités d'exploitation se détaille comme suit :

The net change in non-cash working capital items is as follows:

	Période de trois mois terminée le 30 juin Three-month period ended June 30, 2004 *(non vérifié / unaudited)* $	2003 *(vérifié / audited)* $	
Débiteurs	(68 389)	33 194	Accounts receivable
Frais payés d'avance	(3 283)	4 000	Prepaid expenses
Créditeurs et frais courus	171 608	(9 289)	Accounts payable and accrued liabilities
	99 936	27 905	

12. Opérations entre apparentés

Au cours de la période de trois mois terminée le 30 juin 2004, des sociétés contrôlées par des dirigeants de la société ont chargé des honoraires de consultants de 68 200 $ (5 310 $ en 2003) dont 65 140 $ ont été capitalisés dans les frais d'exploration reportés (néant en 2003).

Au cours de la période de trois mois terminée le 30 juin 2004, une société contrôlé par un administrateur a chargé des frais d'analyse et d'échantillonnage totalisant 2 233 $ qui ont été capitalisés dans les frais d'exploration reportés (néant en 2003).

12. Related party transactions

During the three month period ended June 30, 2004, companies controlled by officers of the company charged consulting fees amounting to $68,200 ($5,310 in 2003), including $ 65,140 capitalized to deferred exploration costs (nil in 2003).

During the three-month period ended June 30, 2004, a company controlled by a director charged sampling and analysis costs amounting to $2,233 which were capitalized to mining assets (nil in 2003).

13. Engagement

En mars 2004, la société et deux autres sociétés ont signé conjointement un bail d'une durée de cinq ans pour des espaces de bureaux. Le loyer annuel total à être partagé entre les locataires se chiffre à environ 150 000 $.

13. Commitment

In March 2004, the company and two other companies entered into a five-year lease agreement for office premises. The annual lease to be shared between the companies amounts to approximately $150,000.

14. Chiffres correspondants

Les chiffres correspondants comportent certains retraitements en vue de les rendre conformes à la présentation de l'exercice courant.

15. Événement postérieur

En août 2004 la société a conclu une entente commerciale avec les propriétaires de la propriété Bolivar à Chihuahua au Mexique qui prévoit l'acquisition par la société d'un intérêt de 100 % dans cette propriété en contrepartie de 1,2 million $US payable sur une période de trois ans.

14. Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

15. Subsequent event

In August 2004 (unaudited), the company entered a commercial agreement with the owners of the Bolivar property in Chihuahua, Mexico. The agreement provides for the acquisition by the company of 100% of the Bolivar property for a consideration of US$1.2 million payable over a three-year period.

Exploration Dia Bras inc.
630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514) 866-6001
Télécopieur : (514) 866-6193

SEDAR

Le 27 août 2004

AUTORITÉ DES MARCHÉS FINANCIERS
800, square Victoria
22e étage
C.P. 246, Tour de la Bourse
Montréal (Québec)
H4Z 1G3

Objet: États financiers consolidés intermédiaires pour la période de trois mois terminée le 30 juin 2004.

Madame, Monsieur

Nous confirmons par la présente le matériel suivant a été envoyé le 27 août 2004, par courrier affranchi, à tous les actionnaires inscrits et non-inscrits de la société qui apparaissent sur la liste d'envoi supplémentaire, comme défini à l'Instruction générale C-41.

- États financiers consolidés intermédiaires pour la période de trois mois terminée le 30 juin 2004 (y compris le rapport de gestion)

Veuillez agréer, Madame, Monsieur, l'expression de nos sentiments distingués.

(S) Luce L. Saint-Pierre

Secrétaire corporative
Tel: (514) 866-6001
Fax: (514) 866-6193

DIA BRAS EXPLORATION INC.


RECEIVED
2006 JUN 19 A 10:36
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BC FORM 51-901F

1ST QUARTER ENDED JUNE 30, 2004

ISSUER DETAILS

FOR 1 ST QUARTER ENDED:	June 30, 2004
DATE OF REPORT:	August 27, 2004
NAME OF ISSUER:	**Dia Bras Exploration Inc.**
ISSUER ADDRESS:	630, René-Lévesque Blvd. West Suite 2930 Montreal, Quebec, Canada H3B 1S6
ISSUER FAX NUMBER:	(514) 866-6193
ISSUER TELEPHONE NUMBER:	(514) 866-6001
CONTACT NAME:	**Léonard Teoli**
CONTACT POSITION:	Vice-President, Finance
CONTACT TELEPHONE NUMBER:	(514) 866-6001 – Ext. 226
CONTACT EMAIL ADDRESS:	lteoli@sgv.ca
WEB SITE ADDRESS:	WWW.DIABRAS.COM

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
(s) *Réjean Gosselin*	**RÉJEAN GOSSELIN**	2004/08/27
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
(s) *André St-Michel*	**ANDRÉ ST-MICHEL**	2004/08/27

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

1ST QUARTER ENDED JUNE 30, 2004

SCHEDULE "A"

CONSOLIDATED FINANCIAL STATEMENTS

See unaudited consolidated Financial Statements for the 1st quarter ended June 30, 2004, filed separately.

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

1ST QUARTER ENDED JUNE 30, 2004

SCHEDULE "B"

SUPPLEMENTARY INFORMATION

1. ANALYSIS OF DEFERRED EXPLORATION COSTS

	Three-month Period ended June 30, 2004 unaudited	Year ended March31, 2004 audited
	$1,019,361	$2,524,001
Property acquisition and related costs	$ 9,619	$564,822
Reconnaissance and sampling	$35,784	$ 75,890
Planning, geological mapping and geological reports	-	$ 19,425
Geology consulting and management	$140,904	$ 486,977
Geophysics survey	$ 68,905	$637,893
Drilling	$321,178	$255,742
Local administration and labour costs	$149,487	$ 74,035
Transport	$133,436	$184,467
Road	$101,235	$37,575
Capitalised depreciation	$ 29,518	-
Stock compensation costs	$ 29,295	$187,175

2. RELATED PARTY TRANSACTIONS

See Note 12 to the 1st quarter ended June 30, 2004 unaudited consolidated Financial Statements.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED THE PERIOD

- 1,661,667 common shares issued for $450,167;
- no common share purchase warrants issued during the period;
- no options granted during the period

4. SUMMARY OF SECURITIES AS AT JUNE 30, 2004

See Note 8 to the 1st quarter ended June 30, 2004 unaudited consolidated Financial Statements.

5. LIST OF DIRECTORS AND OFFICERS AS AT AUGUST 27, 2004

Directors: Réjean Gosselin, Mousseau Tremblay, André St-Michel, Jean-Marc Lalancette and Philip Renaud.

Officers: Réjean Gosselin, *President*
André St-Michel, *Executive Vice-President*
Léonard Teoli, *Vice-President, Finance*
Luce L. Saint-Pierre, *Corporate Secretary*

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

1ST QUARTER ENDED JUNE 30, 2004

SCHEDULE "C"

MANAGEMENT DISCUSSION AND ANALYSIS

This management discussion and analysis follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuer. It is a complement and supplement to the quarterly financial statements and should be read in conjunction with those statements. It represents the view of management on current company activities, past and current financial results, as well as an outlook of activities of the coming months.

1.1 DATE

This Management discussion and analysis for the period ended June 30, 2004 is as of August 27, 2004.

1.2 OVERALL PERFORMANCE, RESULTS OF OPERATION AND EXPLORATION ACTIVITIES

Dia Bras Exploration Inc. (the "company") is a mining exploration company with 13 properties or options on properties covering more than 16,000 hectares in the state of Chihuahua Mexico and options on two diamond prospect properties in the Wawa region of Ontario, Canada.

The company has no operating income.

During the first quarter ended June 30, 2004, the company incurred a loss of $142,594 ($0.01 per share) compared to a loss of $21,307 ($0.01 per share) for the same period in 2003. The June 30, 2004 loss includes an expense of $45,821 to account for the value of options granted in 2003 and vested during the quarter. Administrative and corporate expenses amounted to $160,782 during the quarter compared to $21,307 in 2003. Interest income of $39,803 was also earned in the first quarter (nil in 2003).

During the first quarter ended June 30, 2004, the company continued focusing its activities in Mexico, following its strategy of locating interesting opportunities within an identified area, the Sierra Madre, develop its most promising properties in order to bring some of them to the feasibility and development stage. Senior management of the company is fully involved in the Mexican operations.

Most of the exploration work was performed on Piedras Verdes property where the company has now drilled over 35 holes. Total exploration costs incurred on the property during the quarter amounted to $606,814.

The company is operating four drill rigs on a two-shift schedule. The exploration camp at Cieneguita has been completed. It is a moveable camp, which includes accommodations, a kitchen, warehouses, a garage and a helicopter base.

In July 2004, the company completed the acquisition of the Promontorio and Hidalgo high grade copper, gold and silver ore deposits covering 45 hectares in the region of Ocampo, Chihuahua. According to Mine Development Associates, the deposits contain 1,023,000 metric tonnes including grades of 4.04% Cu, 2.61g/t Au and 69.79 g/t Ag. The company is presently planning the drilling program on those properties

to confirm these data. Additional machinery is being purchased in preparation for the upcoming drilling program on the Promontorio project in the Ocampo region which should start soon.

1.3 SELECTED ANNUAL INFORMATION

Three-year financial highlights

(IN THOUSANDS OF DOLLARS, EXCEPT AMOUNT PER SHARE)

	FISCAL YEAR ENDED MARCH 31		
	2004 $	2003 $	2002 $
Total income (interest)	30	-	-
Net loss	(1,176)	(685)	(1,437)
Write-off of mining assets	-	562	1 309
Loss per share	(0.05)	(0.07)	(0.20)
Long-term debt	-	-	-
Dividend per share	-	-	-
Total assets	11 911	163	534

The company really took off during the last fiscal year ended March 31, 2004. During that year, after acquiring options over the Santa Maria and San Jose properties in Chihuahua Mexico, the company completed a series of private placements raising in excess of $ 12 million. In the previous two years, the company struggled in its goal to increase value for its shareholders. With a slow market for the mining industry, the company raised during 2001-2002 and 2002-2003 a combined $450,000 which was allocated to the Banankoro diamond prospect in Guinea and to the Wawa region in Ontario, Canada where the company purchased an option on two properties therefore positioning itself in a very active area for diamond exploration. During those two years, the company maintained a minimal level of overhead with total administrative and corporate costs amounting to $128,766 and $123,371 respectively.

Therefore the current situation of the company is not really comparable with the past two years. The company closed its March 31, 2004 year-end with more than $8.2 million in cash and short-term deposits. The financial structure included 20,326,665 outstanding warrants at an average exercise price of $0.75 which could enable the company to raise a potential $15 million in cash over the next 15 to 18 months with a combination of an increased share price and a sustained market during that period.

Since August 2003, the company has made tremendous steps towards the development of its exploration program in Chihuahua Mexico. The company has built an interesting portfolio of properties at different stages of exploration and is still looking at opportunities to complete its positioning in that region. The company can count on skilled, experienced and knowledgeable local staff in key position for exploration program, improving its efficiency.

During 2003-2004, property, claiming and other acquisition costs in Mexico amounted to $409,915 while deferred exploration expenses amounted to $1,861,508. An airborne geophysics survey of over 2,500 km line was performed on all of the companies Mexican properties. Related costs and supervision amounted to $637,893. In the spring of 2004, the company started an important 70-hole drilling program with principal target being the Piedras Verdes property. All available drill results have been released in the public.

In August 2003, the company acquired from Nichromet Extraction Inc. ("Nichromet") the rights over a licence for the use and marketing of a metallurgical extractive technology for Mexico in consideration of a 1% net smelter royalty payment on all mineral production using the technology from any of the

company's Mexican properties. As part of the agreement, the company made a non-refundable royalty advance of $350,000.

1.4 SUMMARY OF QUARTERLY RESULTS

(IN THOUSAND OF DOLLARS, EXCEPT AMOUNT PER SHARE)

QUARTER	TOTAL REVENUES $	NET LOSS $	LOSS PER SHARE $
June 30, 2002	-	(14)	(0.01)
September 30, 2002	-	(25)	(0.01)
December 31, 2002	-	(328)	(0.01)
March 31, 2003	-	(319)	(0.03)
June 30, 2003	-	(21)	(0.01)
September 30, 2003	-	(124)	(0.01)
December 31, 2003	-	(541)	(0.02)
March 31, 2004	-	(490)	(0.01)
June 30, 2004	-	(142)	(0.01)

The above table shows the trend over the last eight quarters. From June 2002 to the end of June 2003, the company (as stated in 1.3) was operating with very limited financial resources, keeping the administrative and corporate costs at the minimal level while trying to create a momentum through ventures in Guinea (abandoned in 2003) and Wawa where the company still holds an option on two properties. The December 2002 and March 2003 significant losses were due to write-off of mining assets.

The December 2003 and March 2004 quarters showed a significant increase in the losses considering there were no write-off of mining assets during those periods. These two quarters followed the acquisition of the Mexican projects when the activity level really picked up.

One element contributing to those losses was the accounting for options granted and vested. Applying the new CICA chapter 3870, the company recorded stock based compensation costs totaling $293,500 during those two quarters. These are non-cash expenses in the statement of operations. Other significant costs during those two quarters were promotion expenses $472,391, where the company made efforts to showcase its assets and increase its shareholder base. The fast increase in level of activities required more professional consulting in dealing with increasing stock exchange and securities regulations and accounting challenges. Subsequent to year end, the company entered into a purchase option agreement whereby the company could earn a 100% interest in the Promontorio and Hidalgo properties located in the Chihuahua District of Mexico by paying to the vendors a total of US$3,000,000 over a five-year period (refer to note 16 of the Notes to the March 31, 2004 audited financial statements).

1.5 LIQUIDITY

As at June 30, 2004 the company has a working capital of $7,016,598 including $7,183,642 in cash and term deposits compared to $8,139,983 as at March 31, 2004, including $8,207,091 in cash and short-term deposits.

Although there were no additional private placement financings in the quarter, the company raised $450,167 following the exercise of 1,661,667 warrants.

As at June 30, 2004 there were 18,664,998 warrants outstanding expiring between September and December 2005 with an average exercise price of is $0.81. As at August 26, 2004 the company's stock market price is at $0.75.

1.6 CAPITAL RESOURCES, OTHER INVESTING ACTIVITIES AND FINANCIAL COMMITMENT

Capital resources

The availability of funds is function of the capital markets. The company is confident that if it can continue to prove the quality of its properties it will be able to finance the development process. The main source of financing of the company is the issuance of equity shares.

Investing activities

In April 2004, the company entered into a licensing agreement with Diagnos Inc., the owner of proprietary software (the "Technology") used in the field of data mining and which provides interpretation of databases generated by geophysical surveys, satellite imagery and geochemical analysis. The cost of the license is $50,000 for the territory of Mexico. The license gives the company immediate access to the technology in order to apply it to data generated from its Mexican properties. In addition, the company has a 120-day option to secure the exclusive distributorship of the Technology for Mexico for application in the natural resource sector other than oil and gas. To exercise its option the company must pay an additional $200,000 to Diagnos Inc.

In June 2004, the company signed a letter of intent with Ecu Silver Mining Inc ("Ecu Silver") concerning the acquisition by ECU Silver of the right to utilize the Nichromet technology for its mining projects in Mexico in consideration for 1,000,000 common shares on the closing of the transaction and a 1.5% NSR royalty on any ore from the Mexican properties of Ecu Silver processed with the Nichromet technology. The consideration is shared equally with Nicromet. The company would make a private placement in units of Ecu Silver for a total amount of $200,000, each unit being comprised of one common share and one common share purchase warrant. The proceeds of the private placement are to be used by Ecu Silver for the installation of a metallurgical laboratory to test samples using the Nichromet technology and to hire and train the personnel required to operate the laboratory.

Dia Bras will also have the right to use the metallurgical laboratory, and any pilot plant that could be built subsequently, for testing materials at cost plus 10%. The transaction is subject to the approval from regulatory authorities

Financial commitment

The only financial commitment of the company as at June 30, 2004 is the five-year lease. Annual rent is $50,000.

1.7 RELATED PARTY TRANSACTION

During the three month period ended June 30, 2004, companies controlled by officers of the company charged consulting fees amounting to $68,200, including $65,140 capitalized in deferred exploration costs.

During the three-month period ended June 30, 2003, the company was charged by an officer professional fees amounting to $5,310.

During the three-month period ended June 30, 2004, a company controlled by a director of the company charged $2,235 for sample analysis, costs which were capitalized as deferred exploration costs (nil in 2003).

1.8 CRITICAL ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Mining assets

Mining assets include rights in mining properties and deferred exploration expenses.

Exploration expenses are deferred until the economic viability of the project has been established, at which time the expenses are added to mining properties. Expenses are written off when properties are abandoned or when expense recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds on the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds only the loss is reflected.

1.9 CHANGE IN ACCOUNTING POLICIES AND NEW ACCOUNTING POLICY

There was no change in accounting policies during the first quarter of 2004.

A new accounting policy was adopted:

Intangible asset: The intangible asset is recorded at cost and depreciated on a straight-line basis over a two-year period.

1.10 RISKS AND UNCERTAINTIES

Business Risk

The exploration for and development of mineral deposits involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are in the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

The company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

Additional funds will be required to finance exploration and, potentially, development work, and there is no guarantee that such funds will be available to the Company or that they will be available at reasonable terms.

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company operations.

Foreign exchange rate

The company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. The company has no coverage policy in place. It buys its currencies based on prepared exploration budget schedule.

Interest rate risk

The company's accounts receivable and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents and short-term deposit bear interest at variable rates.

1.11 OUTLOOK

The company is very encouraged by the evolution of its work in Mexico.

The company just entered a commercial agreement with the owners of the Bolivar property in Chihuahua, Mexico. The agreement provides for the acquisition by the company of 100% of the Bolivar property for a consideration of US$1.2 million payable over a three-year period.

The company has two drills testing this high-grade mineralized zone on the property. To date, three holes have intersected mineralization and results are pending. Results from the first hole were released on August 24, 2004: 6.31%, 30 % Zn and 54.6 g/t Au over a width of 5 meters.

The company intends to drill 16,000 meters on the Bolivar property representing 110 holes.

In addition the company is initiating a drilling program on the Promontorio property with the view of confirming the data.

The Company believes it is in the best financial, operating and market conditions in a long time and is therefore optimistic about the development of its assets during 2004-2005.

1.12 OTHER MD&A REQUIREMENTS

(a) The company's AIF and additional information is available on SEDAR at www.sedar.com and on the company web site at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Below is the detailed analysis of exploration expenditures incurred in the first quarter ended June 30, 2004 and for the year ended March 31, 2004.

Analysis of cost and deferred exploration costs

	Three month period ended June 30 2004 *(unaudited)* **$**	**Year ended March 31 2004** *(audited)* **$**
Cost and deferred exploration expenses:		
Property acquisition and related costs	9 619	564 822
Reconnaissance and sampling	35 784	75 890
Planning, mapping and geological reports	-	19 425
Geology consulting and management	140 904	486 977
Geophysics survey	68 905	637 893
Drilling	321 178	255 742
Local administration and labour	149 487	74 035
Transport	133 436	184 467
Road	101 235	37 575
Capitalized depreciation	29 518	-
Stock compensation costs	29 295	187 175
	1 019 361	2 524 001

(ii) National Instrument 51-102 – Section 5.4

Disclosure of Outstanding Share Data- As at August 27th 2004

Common shares outstanding:
37,613,742 - $17,449,426.

Warrants outstanding (each warrant entitles the holder to purchase one common share of the company at the exercise price indicated until expiry date): **18,664,998**

# OF WARRANTS	EXERCISE PRICE	EXPIRY DATE
9 559 334	0.17 $	30-06-04
1 406 250	0.80/0.84 $ (i)	30-09-04/05
2 779 445	0.90/0.94 $ (i)	07-11-04/05
4 919 969	2.00/2.50 $ (i)	21-10-05/05

(i) Exercise price increases for the second twelve-month period.

# OF OPTIONS	EXERCISE PRICE	EXPIRY DATE
10 000	0.15	27-09-05
43 334	0.20	20-02-08
1 180 000	0.85	01-10-08

Options outstanding: **1,233,334**

Exploration Dia Bras inc.
630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514) 866-6001
Télécopieur : (514) 866-6193

Le 24 août 2004

VIA SEDAR

AUTORITÉ DES MARCHÉS FINANCIERS
800, Place Victoria
22ième étage
C.P. 246, Tour de la Bourse
Montréal (Québec)
H4Z 1G3

Objet : Rapport sur les titres placés au Québec sous le régime des dispenses prévues à l'article 52 de la *Loi sur les valeurs mobilières du Québec*

Madame, Monsieur,

Veuillez trouver ci-joint le rapport mentionné en rubrique pour l'exercice terminé le 31 mars 2004 relativement à la société EXPLORATION DIA BRAS INC.

Espérant le tout conforme, veuillez agréer, Madame, Monsieur, l'expression de nos sentiments distingués.

EXPLORATION DIA BRAS INC.
par :

(s) *Luce L. Saint-Pierre*

Luce L. Saint-Pierre
Secrétaire

p.j.

Exploration Dia Bras inc.

Objet : Rapport sur les titres placés au Québec sous le régime des dispenses prévues à l'article 52 de la *Loi sur les valeurs mobilières du Québec* (la « Loi ») pour l'exercice terminé le 31 mars 2004 (Article 114 du *Règlement sur les valeurs mobilières* (Québec))

Émission d'actions ordinaires

DATE	NOMBRE	VALEUR ($)	OPÉRATION
29 août 2003	60 000	11 500	Levée d'options
3 septembre 2003	65 000	13 000	Levée d'options
8 septembre 2003	10 000	2 000	Levée d'options
10 septembre 2003	80 000	12 000	Levée d'options
2 octobre 2003	135 000	20 250	Levée d'options
23 octobre 2003	40 000	6 000	Levée d'options
29 octobre 2003	135 000	20 250	Levée d'options
5 novembre 2003	36 666	5 500	Levée d'options
5 décembre 2003	28 750	13 937	Levée d'options
26 mars 2004	30 625	14 219	Levée d'options

Attribution d'options d'achat d'actions

DATE	NOMBRE	PRIX DE LEVÉE
1er octobre 2004	1 235 000	0,85 $

Montréal, le 24 août 2004

EXPLORATION DIA BRAS INC.
par :

(s) Luce L. Saint-Pierre

Luce L. Saint-Pierre
Secrétaire

PRESS RELEASE


RECEIVED
2005 JUN 19 A 10:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

No.16

DIA BRAS EXPLORATION INC.
2930 - 630 René-Lévesque Blvd. West
Montréal, Québec H3B 1S6

Symbol - TSX-Venture Exchange: **DIB**
Shares issued and outstanding: **37,613,742**
Closing price on August 23, 2004: **$ 0.62**

BOLIVAR DRILLING RESULTS

Montréal, Québec - August 24, 2004 - **DIA BRAS EXPLORATION INC.** (the "Company" or "Dia Bras") is pleased to announce the results of the first hole drilled on the Bolivar property:

6.31% copper, over 30% zinc and 54.6 g/t silver over a width of 5 meters.

The drilling program was initiated subsequent to a commercial agreement reached with the owners of the property. The agreement provides for the acquisition by Dia Bras of 100% of the Bolivar property for a consideration of US$1.2 million payable over a three-year period.

Dia Bras currently has two drills testing this high grade mineralized zone on the property. To date, three holes have intersected mineralization and results are pending. The Company intends to drill 16,000 meters on the Bolivar property representing 110 holes: 6,000 meters will be drilled to delineate high grade zones and 10,000 meters to extend the known open pittable mineralized ore zones.

In addition to the ongoing Bolivar drilling program, the Company has set up a camp on the newly acquired Promontorio property (see press release dated July 21, 2004). A first drill equipment has been mobilized and a first phase of 7,000 meter drilling will begin this week. The objective of this first phase is to confirm high grade mineral resources and expend them at depth.

FOR FURTHER INFORMATION, PLEASE CONTACT:

RÉJEAN GOSSELIN, President
Telephone: (514) 866-6001
Fax: (514) 866-6193

PIERRE THOMAS LAFLAMME, Investors' relation
Telephone: (819) 847-2879

Or visit our website: WWW.DIABRAS.COM

PRESS RELEASE

No 15

DIA BRAS EXPLORATION INC.
2930 - 630 René-Lévesque Blvd. West
Montréal, Québec H3B 1S6

Symbol - TSX-Venture Exchange:	**DIB**
Shares issued and outstanding:	**37,576,557**
Closing price on July 20, 2004:	**$ 0.65**

MEXICO: ACQUISITION OF THE PROMONTORIO PROPERTY

Montréal, Québec - July 21, 2004 - **DIA BRAS EXPLORATION INC.** (the "Company" or "Dia Bras") is pleased to announce that it has signed the final option agreement for the acquisition of the Promontorio Project. The Company will acquire a 100% interest of the property by making a total payment of US$3,000,000 over a period of five years as follows: US$40,000 on signing; US$60,000 on June 30, 2005; US$100,000 on June 30, 2006; US$150,000 on June 30, 2007; US$150,000 on June 30, 2008; and US$2,500,000 on June 30, 2009.

Mine Development Associates of Reno, Nevada ("MDA") made a reserve estimate based on a drilling program of 94 holes conducted by previous owners. According to MDA, the property contains a total resources of 1,023,000 tons, of which indicated resources of 625,000 tonnes grading 4.04% Cu, 2.61 g/t Au, and 65.79 g/t Ag (including indicated resources of **201,000 tonnes** at a grade of **9.06% Cu**, **3.82 g/t Au**, and **116.21 g/t Ag**) and inferred resources of 398,000 tonnes grading 3.87% Cu, 2.19 g/t Au and 59.16 g/t Ag

The property has been drilled only to a depth of 100 meters. MDA conducted check samples from high grade sections of drill core and from underground samples. The check samples from the drill core gave an average of **16.18% Cu.** The check assays samples from underground averaged **19.92% Cu**. Please refer to full MDA report on the Promontorio Project in our web site at www.diabras.com/projects/promontorio/project.

The Company is now improving the access roads and preparing the drill pads. A first 10,000 meter drill campaign will start on Promontorio within a month with the objective of proving the high grade resources and expanding the resources at depth.

FOR FURTHER INFORMATION, PLEASE CONTACT:

RÉJEAN GOSSELIN, President
Telephone: (514) 866-6001
Fax: (514) 866-6193

PIERRE THOMAS LAFLAMME, Investors' relation
Telephone: (819) 847-2879

Or visit our website: WWW.DIABRAS.COM

Dia Bras Exploration Inc.
630 René-Lévesque Blvd. West, Suite 2930
Montreal, Quebec
Canada, H3B 1S6

Telephone : (514) 866-6001
Fax : (514) 866-6193

Montreal August 17, 2004

BY SEDAR

ONTARIO SECURITIES COMMISSION

REF: Annual fee payment

This letter is filed separately in order to make the required annual payment fee of $1,000.00.

The annual fee form was filed on August 3, 2004.

Best regards,

Leonard Teoli
Chief Financial Officer

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: **Dia Bras Exploration Inc**

Participation Fee for the Financial Year Ending: **March 31, 2004**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities: Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		35,714,991	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	0.95	
Market value of class or series	=	33,929,241	33,929,241 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			(B)
(Repeat for each class or series of corporate debt or preferred shares)			(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			33,929,241
Total fee payable in accordance with Appendix A of the Rule			$1,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule)

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit

Contributed surplus

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)

Long term debt (including the current portion)

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________
Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an

Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year or elapsed since most recent financial year / 12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

Dia Bras Exploration Inc.
630 René-Lévesque Blvd. West, Suite 2930
Montreal, Quebec
Canada, H3B 1S6

Telephone: (514) 866-6001
Fax : (514) 866-6193

Montreal August 17, 2004

BY SEDAR

ONTARIO SECURITIES COMMISSION

REF: Annual fee payment

This letter is filed separately in order to make the required annual payment fee of $1,000.00.

The annual fee form was filed on August 3, 2004.

Best regards,

Leonard Teoli
Chief Financial Officer


RECEIVED
JUN 19 A
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DIA BRAS EXPLORATION INC.

BC FORM 51-901F - YEAR END REPORT



ISSUER DETAILS

FOR YEAR ENDED:	March 31, 2004
DATE OF REPORT:	August 3, 2004
NAME OF ISSUER:	**Dia Bras Exploration Inc.**
ISSUER ADDRESS:	630, René-Lévesque Blvd. West Suite 2930 Montreal, Quebec, Canada H3B 1S6
ISSUER FAX NUMBER:	(514) 866-6193
ISSUER TELEPHONE NUMBER:	(514) 866-6001
CONTACT NAME:	**Léonard Teoli**
CONTACT POSITION:	Vice-President, Finance
CONTACT TELEPHONE NUMBER:	(514) 866-6001 – Ext. 226
CONTACT EMAIL ADDRESS:	lteoli@sgv.ca
WEB SITE ADDRESS:	WWW.DIABRAS.COM

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
(s) *Réjean Gosselin*	**RÉJEAN GOSSELIN**	2004/08/03

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
(s) *André St-Michel*	**ANDRÉ ST-MICHEL**	2004/08/03

DIA BRAS EXPLORATION INC.

BC FORM 51-901F - YEAR-END REPORT

SCHEDULE "A"

CONSOLIDATED FINANCIAL STATEMENTS

See year end audited consolidated Financial Statements for the year ended March 31,2004, filed separately.

DIA BRAS EXPLORATION INC.

BC FORM 51-901F - YEAR END REPORT

SCHEDULE "B"

SUPPLEMENTARY INFORMATION

1. ANALYSIS OF DEFERRED EXPLORATION COSTS

	Year ended March31, 2004 **$2,524,001**	Year ended March31, 2003 **$28,000**
Property acquisition and related costs	$564,822	$5,000
Compilation, reconnaissance and sampling	$75,890	$23,000
Planning, geological mapping and geological reports	$19,425	-
Geology consulting and management	$486,977	-
Geophysics survey	$637,893	-
Drilling	$255,742	-
Local administration and labour costs	$74,035	-
Transport	$184,467	
Road	$37,575	
Stock compensation costs	$187,175	-

2. RELATED PARTY TRANSACTIONS

See Note 13 to the Year end audited consolidated Financial Statements.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING YEAR

- 24,868,990 common shares issued for $13,390,455
- 20,313,997 common share purchase warrants issued at average exercise price of $0.76;
- 1,235,000 options granted at an exercise price of $0.85

4. SUMMARY OF SECURITIES AS AT MARCH 31, 2004 YEAR END

See Note 8 to the Year end audited consolidated Financial Statements.

5. LIST OF DIRECTORS AND OFFICERS AS AT AUGUST 3, 2004

Directors: Réjean Gosselin, Mousseau Tremblay, André St-Michel, Jean-Marc Lalancette and Philip Renaud.

Officers: Réjean Gosselin, *President*
André St-Michel, *Executive Vice-President*
Léonard Teoli, *Vice-President, Finance*
Luce L. Saint-Pierre, *Corporate Secretary*

DIA BRAS EXPLORATION INC.

BC FORM 51-901F - YEAR END REPORT

SCHEDULE "C"

Management's discussion and analysis

OVERVIEW

The year ended March 31, 2004 was a very active one for the company. The company started the year which just under $100,000 in cash, exclusively flow-through funds for exploration expenditures to be incurred in 2003 in Canada. The funds were used for a reconnaissance program on the Macaskill and Magpie properties of the Wawa project in Ontario.

Starting July 2003, the activities of the company were essentially focused on Mexico. The Sierra Madre is a well-known mining region where many companies are exploring and developing deposits. In July 2003, the company acquired an option over the Santa Maria and the San José exploration properties in the State of Chihuahua. This acquisition combined with the increase in the price of precious metals offered an opportunity for the company to raise funds through private placements. Between September 2003 and January 2004, the company financed over $12 million that will used to develop its mining assets, acquire additional properties and satisfy its working capital needs. These financings also helped building a financial structure that will facilitate the inflow of funds through the exercise of warrants.

In February 2004, the company incorporated Dia Bras Mexicana S de RL de CV, a wholly-owned Mexican subsidiary. The year-end financial statements consolidate the accounts of the Mexican subsidiary.

In 2003-2004, the cost of acquisition of properties and of exploration building and equipment as well as exploration expenditures, mostly on the Mexican properties, exceeded $3 million.

RESULTS FROM OPERATIONS

During the year ended March 31, 2004, the company incurred a loss of $1,176,702 ($0.05 per share) compared to a loss of $685,484 ($0.07 per share) for the year ended March 31, 2003. The 2004 loss includes an expense of $293,500 for stock options granted and vested during the year (Nil in 2003) (See Changes in accounting policies below). The 2004 results also take into account promotion costs of $472,391 incurred in an effort to showcase the company to potential investors. Other costs such as administrative expenses, professional and consulting fees and costs of information to shareholders have significantly increased compared to last year reflecting the higher activity level. There was no write-off of mining assets in 2004 ($562,113 in 2003).

EXPLORATION ACTIVITIES

MEXICO

In July 2003, the company entered into an option agreement with El Paso Partners, Ltd. whereby the company can acquire a cumulative interest of up to 100% in certain gold, silver and base metal properties in the State of Chihuahua, by incurring exploration expenditures of US$4,000,000 and making additional payments of US$724,000 over a six-year period. As finder's fees, the company agreed to pay $10,000 in cash and to issue 400,000 common shares of its capital stock. As at March 31, 2004, 200,000 common shares are still to be issued.

After the due diligence review of the Santa Maria and San Josė properties, the company, in November 2003, started upon the first phase of an exploration program on these properties. The company acquired additional properties in the State of Chihuahua (See Note 7 of the Notes to the Consolidated Financial Statements).

Property, claiming and other acquisition costs amounted to $409,915 while exploration expenses totaled $1,886,508. An airborne geophysical survey of over 2,500 line km was performed on all Mexican properties. Related costs and supervision amounted to $637,893. In the beginning of 2004, the company initiated an important 70-hole drilling program with the Piedras Verdes property as the principal target. This program is still ongoing and results are released as available.

At the end of the year, the company set up a camp in Cieneguita and increased personnel and the machinery on the site. Total building and equipment cost amounted to $662,604.

Subsequent to year-end, the company entered into a purchase option agreement whereby the company can earn a 100% interest in the Promontorio and Hidalgo properties also located in the State of Chihuahua in consideration for US$3,000,000 payable over a five-year period (See Note 16 of the Notes to the Consolidated Financial Statements).

WAWA

During the year, the company completed a reconnaissance program on the Macaskill and Magpie properties in the Wawa region of Ontario financed by the $120,000 flow-through private placement closed in December 2002,. Those were the only costs incurred on the Wawa property (except for claims renewal) with respect to the option agreement with Oasis Diamond Exploration Inc. ("Oasis"). According to the agreement, the company had to incur $500,000 in exploration expenditures in the first year to earn a 10% interest in the properties. The company and Oasis are renegotiating the terms of this option and Oasis has confirmed that the option is still valid.

The company issued 450,000 common shares to Oasis during the year. However, as agreed between the company and Oasis, instead and in lieu of issuing a second tranche of 450,000 common shares in October 2003, the company made the required payments for the renewal of the claims on the Wawa properties on behalf of Oasis.

FINANCING ACTIVITIES AND LIQUIDITY

The financial situation of the company has greatly improved over the year. Since September 2003, the company issued: i) 20,313,997 common shares for a total cash consideration of $12,095,552 via private placements of units at prices ranging between

$0.12 and $1.57 per unit; ii) 621,041 common shares following the exercise of options ($118,657); and iii) 2,987,332 common shares following the exercise of warrants ($582,246) (See Notes 8 and 9 of the Notes to the Consolidated Financial Statements). Increasing prices of base and precious metals combined with quality exploration prospects have captured the interest of investors. The price of the company's shares increased from $0.12 in August to a high of $2.52 in late December 2003. As at March 31, 2004, there are 20,326,665 warrants outstanding at an average exercise price of $0.75 per share for potential financing of over $15,000,000. After year-end, over 1,5 million warrants were exercised for a cash consideration exceeding $430,000.

In 2002-2003, the company issued 1,200,000 common shares for a total cash consideration of $180,000. No options or warrants were exercised.

As at March 31, 2004, the consolidated working capital amounts to $8,139,938 including cash and cash equivalents and short term deposits totaling $8,207,091, compared to $32,241 as at March 31, 2003.

INVESTING ACTIVITIES

During the year, the company made a $350,000 non refundable royalty advance to Nichromet Extraction Inc. ("Nichromet"), a private company. This advance is accounted for in the balance sheet under Deferred costs – Advance on royalty payment. (See Critical accounting policies below).

FINANCIAL COMMITMENT

The only commitment over the next five years is the annual rent of $50,000.

CHANGES IN ACCOUNTING POLICIES

Stock compensation costs

Effective April 1, 2003 the company has elected to apply, on a prospective basis, the fair value method to account for options granted to its employees, officers, directors and consultants. Total cost recorded with respect to the stock options amount to $480,675 *including $187,175 capitalized to mining assets as deferred exploration* costs. The balance sheets and statements of operations and deficit reflect the adoption of the fair value method of accounting for stock options. Any consideration paid on exercise of stock options is credited to share capital.

CRITICAL ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and such differences could be material.

Deferred costs – Advance on royalty payment

On August 26, 2003, the company acquired from Nichromet the exclusive rights for the use and marketing of the Nichromet metallurgical extractive technology for Mexico (the "License") in consideration for a one percent (1%) overriding net smelter royalty on all

mineral production from any Mexican properties where the License was used. The company paid to Nichromet a $350,000 non refundable royalty advance. This advance is accounted for as Deferred costs – Advance royalty payment and will be charged off as royalty on the basis of 1% of net smelter revenue (NSR) from properties covered by the agreement, or, as the case may be, on the basis of 50% of any royalty income resulting from sub-licensing to third parties.

If the company does not use the License within two years of the date of the agreement, the company will lose the rights to the License and the deferred costs will be written off.

RISKS AND UNCERTAINTIES

BUSINESS RISK

The exploration for and development of mineral deposits involve significant risks which, even a combination of careful evaluation, experience and knowledge may not eliminate. All the company's mining properties are in the exploration stage. There is no assurance that the company's exploration programs will result in any discoveries of commercial ore bodies. The company has numerous competitors with greater financial, technical and other resources.

The company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

The market price of base and precious metals is also a risk factor which can have a direct impact on the success of the company's operations.

Exchange rate

Operations are in foreign currencies while financing is in Canadian dollars. Therefore the company is exposed to an exchange rate risk. The company has no coverage policy. Needed currencies are purchased on the basis of exploration budget.

Interest rate risk

The company's accounts receivable and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents and short-term deposits bear interest at variable rates.

OUTLOOK

The company believes it has a very promising portfolio of properties. The company is looking for properties which would complement its actual land positioning in the State of Chihuahua.

The company is continuing its drilling program on the San José property. An exploration crew is carrying an in-depth review of all the company's properties to plan future programs.

In April 2004, the company entered into a licensing agreement with Diagnos Inc., the owner of proprietary software (the "Technology") used in the field of data mining and

which provides interpretation of databases generated by geophysical surveys, satellite imagery and geochemical analysis. The cost of the license is $50,000 for the territory of Mexico. The license gives the company immediate access to the technology in order to apply it to data generated from its Mexican properties.

The company believes it is in the best financial, operating and market conditions in a long time and is, therefore, optimistic for the development of its assets in 2004-2005.

DIA BRAS EXPLORATION INC.

Proxy for the Annual and Special Meeting of Shareholders

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

The undersigned, shareholder of **DIA BRAS EXPLORATION INC.**, hereby appoints (CHECK (A) OR (B))

☐ (A) **Réjean Gosselin** of Saint-Hilaire (Québec) or failing him **Luce L. Saint-Pierre** of Montréal (Québec)

or

☐ (B) ______________________________

(Name) (Address)

as the proxy of the undersigned to attend, act and vote for and on behalf of the undersigned at **the Annual and Special Meeting of Shareholders of the Company, to be held in Room Saint-Laurent, 16th Floor, 630 René-Lévesque Boulevard West, Montréal, Québec, on Monday, August 30, 2004, at 10:00 a.m. (local time) and at any and all adjournments thereof.**

The voting rights attached to the shares represented by this proxy will be exercised pursuant to the instructions given below. However, if no instruction is given, the voting rights attached to the shares represented by this proxy will be exercised FOR the proposals set out herein.

(MARK WITH AN X)

- Election of the directors of the Company:

Réjean Gosselin	FOR	☐
	WITHHOLD	☐
Jean-Marc Lalancette	FOR	☐
	WITHHOLD	☐
Philip Renaud	FOR	☐
	WITHHOLD	☐
André St-Michel	FOR	☐
	WITHHOLD	☐
Mousseau Tremblay	FOR	☐
	WITHHOLD	☐

- Appointment of PricewaterhouseCoopers LLP as auditors of the Company and authorization to the directors to fix their remuneration. FOR ☐ WITHHOLD ☐

- Approval of the amendment to the Company's stock option plan so that the number of common shares of the Company reserved for issuance pursuant to the stock option plan of the Company is set to 3,700,000. FOR ☐ AGAINST ☐

DISCRETIONARY AUTHORITY IS HEREBY CONFERRED with respect to any amendment or variation to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting. At the time of the Circular, management knows of no such amendments, variations or other matters to come before the Meeting.

Dated this day of 2004.

X ______________________________

SIGNATURE OF THE SHAREHOLDER

REFERENCE IS MADE TO THE ENCLOSED PROXY CIRCULAR

This proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal, by a duly authorized officer or attorney thereof. If the proxy is not dated, it shall be deemed to bear the date on which it is mailed. Please return to Computershare Trust Company of Canada no later than the close of business (5:00 p.m.) on August 26, 2004.

(Français au verso)

DIA BRAS EXPLORATION INC.

PROXY CIRCULAR

SOLICITATION OF PROXIES

This Circular is provided in connection with the solicitation of proxies by the management of DIA BRAS EXPLORATION INC. (the "Company") for use at the annual and special meeting of the shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof (the "Meeting"). The solicitation will be primarily by mail, but proxies may also be solicited by telephone or by telecopier or personally by directors, officers or employees of the Company. The cost of solicitation is borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed Form of Proxy are officers of the Company. **A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him at the Meeting, may do so by inserting such person's name in the blank space provided in the Form of Proxy and depositing the duly completed Form of Proxy at the registered office of the Company or the Company's transfer agent indicated on the enclosed envelope prior to the close of business on the second business day preceding the date of the Meeting (exclusive of Saturdays, Sundays and holidays).**

Any proxy given may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of the Company or its transfer agent at any time prior to the close of business on the second business day preceding the date of the Meeting or in any other manner permitted by law. The shareholder may choose to attend the Meeting in person and exercise his/her voting rights.

EXERCISE OF DISCRETION BY PROXIES

A shareholder forwarding the enclosed Form of Proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. The persons named in the enclosed Form of Proxy will vote the shares in respect of which they are appointed in accordance with the direction, if any, of the shareholders appointing them. **In the absence of such direction, such shares will be voted in favor of the passing of all the resolutions described below. The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to any amendment or variation to matters identified in the Notice of Meeting and to any other matter which may properly come before the Meeting.** At the time of the Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, in either case, the persons named in the Form of Proxy will vote according to their best judgment.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The board of directors of the Company has set the record date on August 2nd, 2004, being the date for the determination of the registered holders of securities entitled to receive Notice of the Meeting and to attend the Meeting and vote thereat either in person or by proxy.

On August 2nd, 2004, 37,576,658 common shares (the "Common Shares") of the Company were issued and outstanding. The Common Shares are the only securities outstanding and entitled to be voted at the Meeting.

On August 2nd, 2004, to the knowledge of the directors and officers of the Company, no person, firm or corporation owns, directly or indirectly, or exercises control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON AT THE MEETING

As of the date hereof, except as set out herein and except insofar as they may be shareholders of the Company, no director or officer of the Company or any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

BUSINESS TO BE TRANSACTED AT THE MEETING

1. Directors' report and financial statements

The Directors' report and the audited consolidated financial statements for the financial years ended March 31, 2004 and 2003, together with the report of the auditors thereon, will be presented before the Meeting. The consolidated financial statements are included in the Company's 2003-2004 Annual Report mailed to the shareholders of the Company with the present Notice of Meeting and Proxy Circular.

2. Election of directors

The Articles of the Company provide that the board of directors shall consist of a minimum of one (1) and a maximum of fifteen (15) directors. The current board of directors consists of five (5) directors. The term of office of each director expires upon the election of his successor unless he resigns or his office becomes vacant by death, removal or other cause.

The five (5) persons whose name is set forth in the table below are the nominees for election as directors of the Company as proposed by management. All of such persons are currently directors of the Company.

The management of the Company does not contemplate that any of the nominees will be unable or, will become unwilling, for any reason, to serve as a director, but, if that should occur prior to the election, the persons named in the accompanying Form of Proxy reserve the right to vote for another nominee in their discretion, unless authority to vote on the election of directors is withheld in the accompanying Form of Proxy.

The following table sets forth certain information pertaining to the persons proposed to be nominated for election as directors. Each nominee has supplied the information concerning the number of Common Shares over which he exercises control or direction as of August 2nd, 2004.

Name, Position with the Company and Municipality of residence	Principal occupation	Director of the Company since	Number of Common Shares beneficially owned or over which control or direction is exercised
Réjean Gosselin, (1) President and director *Saint-Hilaire, Québec*	President of the Company	September 30, 2003	185,334
Jean-Marc Lalancette, A, (2) Director *Sherbrooke, Québec*	President and General Manager, Inotel Inc.	October 1, 2003	Nil
Philip Renaud, A, (3) Director *London, United Kingdom*	Managing Director, Church Advisors	October 1, 2003	213,334
André St-Michel, A, (4) Executive Vice-President and director *Rouyn-Noranda, Québec*	Executive Vice-President of the Company	September 30, 2003	147,067
Mousseau Tremblay, (5) Director *Williamstown, Ontario*	President and Chief Executive Officer, Diagem International Resource Corp.	September 27, 1999	Nil

A) Member of the Audit Committee.

(1) Mr. Réjean Gosselin was appointed President of the Company on November 14, 2003. Prior to that date, Mr. Gosselin was Chief Executive Officer of Oasis Diamond Exploration Inc.

(2) Mr. Jean-Marc Lalancette was appointed director of the Company on October 1st, 2003 following the resignation of Mr. Michel Côté. Mr. Lalancette holds a Doctorate degree (Chemistry) from the University of Montreal (1961). Mr. Lalancette is a member of the *Ordre des chimistes du Québec*. Since 1985, he is President and General Manager of Inotel Inc., a private company of which he is the sole shareholder. Inotel Inc. specializes in research and development on mineral chemistry.

(3) Mr. Philip Renaud was appointed director of the Company on October 1st, 2003 following the resignation of Mr. Daniel Bélisle. Mr. Renaud is a graduate of Franklin College in Switzerland. Since 2000, he is managing director of Church Advisors, a London based investment advisory company. Prior to 2000, he was executive assistant at Weider.

(4) Mr. André St-Michel was appointed Executive Vice-President of the Company on November 14, 2003. Mr. St-Michel is also President of Oasis Diamond Exploration Inc.

(5) Mr. Mousseau Tremblay is President and Chief Executive Officer of Diagem International Resource Corp. since April 8, 2003. He is also President and Chief Executive Officer of Mousseau Tremblay Inc. since 1992.

Unless such authority is withheld, the persons named in the accompanying Form of Proxy will vote FOR the appointment of the persons identified hereinabove as directors of the Company until the next annual meeting or until their successor is elected.

3. Reappointment of auditors

The management of the Company proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as auditors of the Company and that the directors be authorized to fix their remuneration.

Unless such authority is withheld, the persons named in the accompanying Form of Proxy will FOR the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company and FOR *their remuneration to be fixed by the directors of the Company.*

The audit fees for the financial year ended March 31, 2004 amounted to $30,000. In addition, the Company paid to PricewaterhouseCoopers LLP the amount of $10,669 for other services during the last financial year.

4. Amendment to the Share Option Plan

The Company maintains a share option plan for the benefit of its own employees, officers, directors and consultants of those of its subsidiaries (the "Plan").

The Plan provides for the grant of non assignable options to purchase common shares of the Company. The board of directors has authority to grant options to employees, officers, directors and consultants and to determine their terms and conditions within the scope of the Plan. The exercise price of an option shall not be lower than the closing price of the common shares of the Company on the TSX Venture on the last trading day before the day of the grant. The exercise price is payable in full at the time of exercise. The period of exercise may not exceed five years following the grant. A maximum of 2,295,000 common shares of the Company may be issued pursuant to the current Plan. During the financial year ended March 31, 2004, options to purchase 1,235,000 common shares of the Company were granted to employees, officers, directors and consultants of the Company.

It is proposed to increase to 3,700,000 the maximum number of common shares reserved pursuant to the Plan, an increase of 1,405,000. The maximum of 3,700,000 common shares represents approximately 10% of the total number of the common shares issued and outstanding as at August 2, 2004. The Company's management considers believes the Plan to be an important means of participation to stimulate the interest of employees, officers, directors and consultants in the development of the Company.

The Company's management and board of directors recommend to the shareholders that they approve the amendment to the Plan so that the number of common shares reserved for issuance pursuant to the Plan is set to 3,700,000.

The amendment is subject to the approval of applicable regulatory authorities. The text of the resolution which shareholders of the Company will be asked to consider is set forth below.

"NOW THEREFORE IT IS RESOLVED THAT:

1. Subject to regulatory approvals, the resolution increasing the number of common shares reserved under the stock option plan of the Company to 3,700,000 common shares be and the same is hereby approved.

2. Any one director or officer of the Company be and he is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to this resolution."

Unless otherwise instructed, the persons named in the accompanying Form of Proxy will vote FOR the amendment.

COMPENSATION OF DIRECTORS

None of the directors of the Company were compensated in their capacity as such during the financial year ended March 31, 2004 pursuant to any arrangement or in lieu of any standard arrangement.

EXECUTIVE REMUNERATION

Summary compensation table

The following table sets forth, for the financial years indicated therein, the compensation paid to individuals who were, on March 31, 2004, the Named Executive Officers of the Company.

Named Executive Officers – Name and principal position	Financial year ended March 31	ANNUAL COMPENSATION			LONG TERM COMPENSATION			All other compensation ($)
					Awards		Payouts	
		Salary [(1)] ($)	Bonus ($)	Other annual compen-sation ($)	Securities under options granted (#)	Shares or Units subject of resale restrictions (#)	LTIP Payouts ($)	
Réjean Gosselin, [(2)] President	2004	62,307	Nil	Nil	190,000	Nil	Nil	Nil
Leonard Teoli, Chief of Financial Operations	2004	51,028	Nil	Nil	40,000	Nil	Nil	Nil
	2003	31,652	Nil	Nil	10,000	Nil	Nil	Nil
	2002	11,625	Nil	Nil	50,000	Nil	Nil	Nil
Benoit Violette, President	2003	50,125	Nil	Nil	135,000	Nil	Nil	Nil
Scott Hogg, President	2002	39,500	Nil	Nil	Nil	Nil	Nil	Nil

(1) Includes geology consulting fees.

(2) Starting August 2003.

Options granted in financial year ended March 31, 2004

Name	Number of shares covered by the options (#)	% of total options granted during financial year (%)	Exercise price ($/share)	Market price of the common shares on the date of grant ($/share)	Date of expiration
Réjean Gosselin, President	190,000	15.3	0.85	0.85	10-01-08
Leonard Teoli, Chief of Financial Operations	40,000	3.2	0.85	0.85	10-01-08

Options exercised in financial year ended March 31, 2004 and financial year-end option values

Name	Securities acquired on exercise of options (#)	Aggregated value realized ($)	Unexercised options at financial year-end exercisable / unexercisable (#)	Value of unexercised in-the-money options at financial year-end exercisable / unexercisable[(1)] ($)
Réjean Gosselin, President	0	0	71,250 / 118,750	22,088 / 36,813
Leonard Teoli, Chief of Financial Operations	60,000	30,307	15,000 / 25,000	4,650 / 7,750

(1) Corresponds to the number of options shown in the previous column times the difference between the market price of the common shares of the Company on March 31, 2004 ($1.16) and the exercise price of the in-the-money options at that date.

LOANS TO DIRECTORS AND OFFICERS

No loan was made by the Company to a director, a senior officer, a previous member of management, or an employee of the Company or its subsidiary to purchase shares of the Company of for any other purpose.

INTEREST OF INSIDERS AND OTHER PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management, no insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the beginning of the Company's last completed financial year or in any proposed transaction which, in either such case, has materially affected or will materially affect the Company, except as otherwise disclosed in the Circular and the following.

Mr. Jean-Marc Lalancette is President and one of the principal shareholders of Nichromet Extraction Inc., a private company who signed a license agreement with the Company during the last financial year.

CORPORATE GOVERNANCE

Regulatory authorities have set forth corporate governance rules for public companies. The board of directors of the Company recognizes the importance of these rules and takes appropriate measure to ensure their application considering the size of the board and the size and type of activities of the Company.

The board of directors has not constituted a compensation committee or a nomination committee. There is no policy yet regarding the training of the directors or a committee responsible for the evaluation of their performance.

In the present circumstances, the board of directors believes that the rules of corporate governance adopted and described hereafter are adequate. The board of directors undertakes to review the rules of corporate governance annually or when occurs an important change in the orientation or size of the Company.

(a) *The board of directors should assume responsibility for the strategic planning process of the Company.*

The board of directors reviewed and approved the composition of the property and option portfolio as well as the terms and conditions of their acquisition based on defined development objectives.

(b) *The board of directors should assume responsibility for the communication policy of the Company.*

The Company is a reporting issuer in the provinces of Quebec, Ontario, Alberta and British Columbia and is required to conform to the continuous information regulations of each of these provinces. All filings required by regulations are approved by the board of directors.

The board of directors has delegated the responsibility of the press releases to the President.

The Executive Vice-President of the Company is the qualified person as defined by *NI 43-101*. Therefore he is responsible for all information used by the Company in its publications on exploration work and results.

(c) *The board of directors should assume responsibility for accounting and internal control systems.*

The board of directors appointed the Audit Committee to supervise the management of the accounting and internal controls. On these matters, the Audit Committee meets with the external auditors at the time of revision of the annual audited consolidated financial statements of the Company.

(d) *The board of directors should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could be perceived to interfere with the director's ability to act in the best interests of the Company.*

The board consists of five directors of which only two are considered unrelated directors.

Messrs. Réjean Gosselin and André St-Michel, as members of management of the Company, are related directors. Mr. Jean-Marc Lalancette, President of Nichromet Extraction Inc., a company which entered into a licensing agreement with the Company, is also a related director.

Messrs. Philip Renaud and Mousseau Tremblay are unrelated directors.

The board of directors believes that the current composition ensures the best interests of the Company. Mr. Lalancette does not participate in any discussion or vote on matters related to Nichromet Extraction Inc. On all other matters, Mr. Lalancette is an unrelated director.

(e) *The Audit Committee should be composed only of outside directors.*

The Audit Committee consists of three directors of which two are external directors.

Mr. André St-Michel is Executive Vice-President of the Company and as such, an inside director. Messrs. Jean-Marc Lalancette and Philip Renaud are external directors.

The board of directors believes that the Audit Committee comprised of a majority of external directors is able to fulfill its mandate of supervision of the accounting and internal control systems put in place to ensure the completeness and accuracy of the financial statements, the financial information made public or used in the decision making process.

During the last financial year, the Audit Committee held three meetings.

OTHER BUSINESS

Management knows of no matters which will come before the meeting other than the matters referred to in the Notice of Meeting. If however other matters should properly come before the Meeting, the persons named in the enclosed proxy form will vote on these matters to the best of their knowledge and judgment.

GENERAL

All questions submitted to the shareholders for approval and mentioned hereinabove, must be approved by the simple majority of individual votes by the shareholders cast in person or by proxy, at the Meeting.

APPROVAL OF DIRECTORS

The contents of the Circular and the sending thereof have been approved by the board of directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS

Luce L. Saint-Pierre

Luce L. Saint-Pierre
Secretary
Montréal, Québec
August 3, 2004

DIA BRAS EXPLORATION INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "Meeting") of DIA BRAS EXPLORATION INC. (the "Company"), for the year ended March 31, 2004, will be held on Monday, August 30, 2004, at 10:00 a.m. (local time), at 630 René-Lévesque Boulevard West, 16th Floor, Room Saint-Laurent, Montréal, Québec, for the following purposes:

(a) to receive the annual report of management, the audited consolidated financial statements of the Company for the years ended March 31, 2004 and 2003 and the auditors' report thereon;

(b) to elect directors of the Company;

(c) to appoint the auditors of the Company and to authorize the directors to fix their remuneration;

(d) to approve an amendment to the stock option plan of the Company; and

(e) to transact such other business as may properly be brought before the Meeting, or any adjournment thereof.

The Proxy Circular of the Company and a Proxy Form for the Meeting are enclosed herewith.

DATED at Montréal, Québec, this 3rd day of August, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

Luce L. Saint-Pierre

Luce L. Saint-Pierre
Secretary

If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose.

Dia Bras Exploration Inc.

Management's discussion and analysis


RECEIVED
2005 JUN 19 A 11: 05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Overview

The year ended March 31, 2004 was a very active one for the company. The company started the year with just under $100,000 in cash, exclusively flow-through funds for exploration expenditures to be incurred in 2003 in Canada. The funds were used for a reconnaissance program on the Macaskill and Magpie properties of the Wawa project in Ontario.

Starting July 2003, the activities of the company were essentially focused on Mexico. The Sierra Madre is a well-known mining region where many companies are exploring and developing deposits. In July 2003, the company acquired an option over the Santa María and the San José exploration properties in the State of Chihuahua. This acquisition combined with the increase in the price of precious metals offered an opportunity for the company to raise funds through private placements. Between September 2003 and January 2004, the company financed over $12 million which will be used to develop its mining assets, acquire additional properties and satisfy its working capital needs. These financings also helped building a financial structure that will facilitate the inflow of funds through the exercise of warrants.

In February 2004, the company incorporated Dia Bras Mexicana S de RL de CV, a wholly-owned Mexican subsidiary. The year-end financial statements consolidate the accounts of the Mexican subsidiary.

In 2003-2004, the cost of acquisition of properties and exploration building and equipment as well exploration expenditures, mostly on the Mexican properties, exceeded $3 million.

Results from operations

During the year ended March 31, 2004, the company incurred a loss of $1,176,702 ($0.05 per share) compared to a loss of $685,484 ($0.07 per share) for the year ended March 31, 2003. The 2004 loss includes an expense of $293,500 for stock options granted and vested during the year (Nil in 2003) (See Changes in accounting policies below). The 2004 results also take into account promotion costs of $472,391 incurred in an effort to showcase the company to potential investors. Other costs such as administrative expenses, professional and consulting fees and costs of information to shareholders have significantly increased compared to last year reflecting the higher activity level. There was no write-off of mining assets in 2004 ($562,113 in 2003).

Exploration activities

MEXICO

In July 2003, the company entered into an option agreement with El Paso Partners, Ltd. whereby the company can acquire a cumulative interest of up to 100% in certain gold, silver and base metal properties in the State of Chihuahua, by incurring exploration expenditures of US$4,000,000 and making additional payments of US$724,000 over a six-year period. As finder's fee, the company agreed to pay $10,000 in cash and to issue 400,000 common shares of its capital stock. As at March 31, 2004, 200,000 common shares are still to be issued.

After the due diligence review on the Santa María and San José properties, the company, in November 2003, started upon the first phase of an exploration program on these properties. The company acquired additional properties and/or options on properties in the State of Chihuahua (See Note 7 of the Notes to the Consolidated Financial Statements).

Property, claiming and other acquisition costs amounted to $409,915 while exploration expenses totaled $1,861,508. An airborne geophysical survey of over 2,500 line km was performed on all Mexican properties. Related costs and supervision amounted to $637,893. In the beginning of 2004, the company initiated an important 70-hole drilling program with the Piedras Verdes property as the principal target. This program is still ongoing and results are released as available.

At the end of the year, the company set up a camp in Cieneguita and increased personnel and the machinery on the site. Total building and equipment cost amounted to $662,604.

Subsequent to year-end, the company entered into a purchase option agreement whereby the company can earn a 100% interest in the Promontorio and Hidalgo properties also located in the State of Chihuahua in consideration for US$3,000,000 payable over a five-year period (See Note 16 of the Notes to the Consolidated Financial Statements).

WAWA

During the year, the company completed a reconnaissance program on the Macaskill and Magpie properties in the Wawa region of Ontario financed by the $120,000 flow–through private placement closed in December 2002. Those were the only costs incurred on the Wawa property (except for claims renewal) with respect to the option agreement with Oasis Diamond Exploration Inc. ("Oasis"). According to the agreement, the company had to incur $500,000 in exploration expenditures in the first year to earn a 10% interest in the properties. The company and Oasis are renegotiating the terms of this option and Oasis has confirmed that the option is still valid.

The company issued 450,000 common shares to Oasis during the year. However, as agreed between the company and Oasis, instead and in lieu of issuing a second tranche of 450,000 common shares in October 2003, the company made the required payments for the renewal of the claims on the Wawa properties on behalf of Oasis.

Financing activities and liquidity

The financial situation of the company has greatly improved over the year. Since September 2003, the company issued: i) 20,313,997 common shares for a total cash consideration of $12,095,551 via private placements of units at prices ranging between $0.12 and $1.57 per unit;
ii) 621,041 common shares following the exercise of options ($118,658); and iii) 2,987,332 common shares following the exercise of warrants ($582,246) (See Notes 8 and 9 of the Notes to the Consolidated Financial Statements). Increasing prices of base and precious metals combined with quality exploration prospects have captured the interest of investors. The price of the company's shares increased from $0.12 in August to a high of $2.52 in late December 2003. As at March 31, 2004, there are 20,326,665 warrants outstanding at an average exercise price of $0.75 per share for potential financing of over $15,000,000. After year-end, over 1,5 million warrants were exercised for a cash consideration exceeding $430,000.

In 2002-2003, the company had issued 1,200,000 common shares for a total cash consideration of $180,000. No options or warrants were exercised.

As at March 31, 2004, the consolidated working capital is $8,139,983 including cash and cash equivalents and short term deposits totaling $8,207,091, compared to $32,241 of working capital as at March 31, 2003.

INVESTING ACTIVITIES

During the year, the company made a $350,000 non refundable royalty advance to Nichromet Extraction Inc. ("Nichromet"), a private company. This advance is accounted for in the balance sheet under Deferred costs–Advance on royalty payment. (See Critical accounting policies below).

Financial Commitment

The only commitment over the next five years is the annual rent of $50,000.

Changes in accounting policies

STOCK COMPENSATION COSTS

Effective April 1, 2003 the company has elected to apply, on a prospective basis, the fair value method to account for options granted to its employees, officers, directors and consultants. Total cost recorded in 2003-2004 with respect to the stock options amount to $480,675 including $187,175 capitalized to mining assets as deferred exploration costs. The balance sheet and statement of operations and deficit reflect the adoption of the fair value method of accounting for stock options. Any consideration paid on exercise of stock options is credited to share capital.

Critical accounting policies

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and such differences could be material.

DEFERRED COSTS – ADVANCE ON ROYALTY PAYMENT

On August 26, 2003, the company acquired from Nichromet the rights for the use and marketing of the Nichromet metallurgical extractive technology for Mexico (the "License") in consideration for a one percent (1%) overriding net smelter royalty on all mineral production from any Mexican properties where the License is used. The company paid to Nichromet a $350,000 non refundable royalty advance. This advance is accounted for as Deferred costs–Advance on royalty payment and will be charged off as royalty on the basis of 1% of net smelter revenue (NSR) from properties covered by the agreement, or, as the case may be, on the basis of 50% of any royalty income resulting from sub-licensing to third parties.

If the company does not use the License within two years of the date of the agreement, the company will lose the rights to the License and the deferred costs will be written off.

Risks and uncertainties

BUSINESS RISK

The exploration for and development of mineral deposits involve significant risks which, even a combination of careful evaluation, experience and knowledge may not eliminate. All the company's mining properties are in the exploration stage. There is no assurance that the company's exploration programs will result in any discoveries of commercial ore bodies. The company has numerous competitors with greater financial, technical and other resources.

The company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

The market price of base and precious metals is also a risk factor which can have a direct impact on the success of the company's operations.

EXCHANGE RATE

Operations are in foreign currencies while financing is in Canadian dollars. Therefore the company is exposed to an exchange rate risk. The company has no coverage policy. Needed currencies are purchased on the basis of the exploration budget.

INTEREST RATE RISK

The cash and cash equivalents and short-term deposits bear interest at variable rates.

Outlook

The company believes it has a very promising portfolio of properties. The company is looking for properties which would complement its actual land positioning in the State of Chihuahua.

The company is continuing its drilling program on the San José property. An exploration crew is carrying an in-depth review of all the company's properties to plan future programs.

In April 2004, the company entered into a licensing agreement with Diagnos Inc., the owner of proprietary software (the "Technology") used in the field of data mining and which provides interpretation of databases generated by geophysical surveys, satellite imagery and geochemical analysis. The cost of the license is $50,000 for the territory of Mexico. The license gives the company immediate access to the technology in order to apply it to data generated from its Mexican properties.

The company believes it is in the best financial, operating and market conditions in a long time and is therefore optimistic for the development of its assets during 2004-2005.

Dia Bras Exploration Inc.

Consolidated Financial Statements
March 31, 2004 and 2003



PricewaterhouseCoopers LLP
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 (514) 205 5000
Facsimile +1 (514) 876 1502

July 12, 2004

Auditors' Report

To the Shareholders of
Dia Bras Exploration Inc.

We have audited the consolidated balance sheets of **Dia Bras Exploration Inc.** as at March 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Dia Bras Exploration Inc.
Consolidated Balance Sheets
As at March 31, 2004 and 2003

	2004 $	2003 $
Assets		
Current assets		
Cash and cash equivalents (note 5)	4,707,091	96,747
Short-term deposit, maturing August 2, 2004, bearing interest at a rate of 2.3% per annum	3,500,000	-
Accounts receivable	112,580	34,417
Prepaid expenses	26,887	4,000
	8,346,558	135,164
Deferred costs – Advance on royalty payment (note 6)	350,000	-
Mining assets (note 7)		
Costs and deferred exploration expenses	2,552,001	28,000
Exploration building and equipment	662,064	-
	11,910,623	163,164
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	206,575	102,923
Shareholders' Equity		
Share capital (note 8)	17,004,115	3,589,660
Deficit	(5,780,742)	(3,529,419)
Contributed surplus (note 10)	480,675	-
	11,704,048	60,241
	11,910,623	163,164

Approved by the Board of Directors

(s) André St-Michel Director (s) Phillip Renaud Director

Dia Bras Exploration Inc.

Consolidated Statements of Operations and Deficit

For the years ended March 31, 2004 and 2003

	2004 $	2003 $
Interest income	30,872	-
Expenses		
Administrative expenses	160,194	28,637
Professional and consulting fees	153,414	80,094
Information to shareholders and trustee fees	102,046	14,640
Promotion expenses	472,391	-
Stock compensation costs (note 9)	293,500	-
Loss on exchange	26,029	-
Write-off of mining assets	-	562,113
	1,207,574	685,484
Net loss for the year	(1,176,702)	(685,484)
Deficit – Beginning of year	(3,529,419)	(2,828,810)
Share issue expenses	(1,074,621)	(15,125)
Deficit – End of year	(5,780,742)	(3,529,419)
Basic and diluted loss per share	(0.05)	(0.07)
Basic and diluted weighted average number of outstanding shares	21,644,794	9,703,395

Dia Bras Exploration Inc.

Consolidated Statements of Cash Flows

For the years ended March 31, 2004 and 2003

	2004 $	2003 $
Cash flows from		
Operating activities		
Net loss for the year	(1,176,702)	(685,484)
Adjustments for		
Stock compensation costs	293,500	-
Write-off of mining assets	-	562,113
	(883,202)	(123,371)
Changes in non-cash working capital items (note 12)	2,602	4,801
	(880,600)	(118,570)
Financing activities		
Share capital (note 8)	12,796,455	300,000
Share issue expenses	(549,621)	(15,125)
	12,246,834	284,875
Investing activities		
Purchase of short-term deposit	(3,500,000)	-
Increase in deferred costs – Advance on royalty payment (note 6)	(350,000)	-
Disposal of mining assets	-	54,400
Increase in mining assets (notes 7 and 9)	(2,905,890)	(212,346)
	(6,755,890)	(157,946)
Increase in cash during the year	4,610,344	8,359
Cash and cash equivalents – Beginning of year	96,747	88,388
Cash and cash equivalents – End of year	4,707,091	96,747

1 Nature of operations

The company was incorporated under the Canada Business Corporations Act on April 11, 1996.

The company has options to acquire interests in mining properties located in the Chihuahua District of Mexico and in the Wawa district of Ontario, Canada, which are presently at the exploration stage. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves, confirmation of the company's interest in the underlying mineral claims, the ability of the company to obtain the necessary financing to complete the development, as well as future profitable production or alternatively, upon disposal of such properties at an amount equal to the company's investment therein.

The company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

2 Significant accounting policies

Basis of consolidation

The consolidated financial statements of the company include the accounts of the company and of its wholly owned subsidiary, Dia Bras Mexicana S de RL de CV.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and such differences could be material.

Deferred costs – Advance on royalty payment

Deferred costs in reference to the Nichromet licence are recorded at cost. They will be expensed as royalty payments when mineral production on properties covered by the agreement begins, on the basis of a 1% net smelter return royalty.

If the technology covered by the Nichromet licence is not used in a two-year period from the agreement date, the deferred costs will be written off.

Mining assets

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses and exploration building and equipment. All costs directly related to foreign projects are capitalized.

Costs and deferred exploration expenses

Exploration costs are deferred until the economic viability of the project has been established, at which time costs are added to mining properties, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Exploration building and equipment

Exploration building and equipment are recorded at cost.

Depreciation of exploration building and equipment is capitalized as deferred exploration expenses when related to a specific project. Depreciation is computed using the following methods and rate/period:

	Method	Rate/period
Building	Declining balance	10%
Equipment and rolling stock	Declining balance	30%
Computers and office furniture	Straight-line	3 years

Foreign currencies

Foreign currency

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the year-end exchange rates. Other assets and liabilities as well as items from the statement of operations and deficit are translated at the rates of exchange in effect on each transaction date. Gains and losses on translation are included in income.

Foreign operations

The company's subsidiary is considered to be integrated. As a result, the subsidiary's accounts are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical rates. Revenues and expenses are remeasured at the average rate for the period. Gains and losses resulting from remeasurement are reflected in the statement of earnings.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the accounting and tax bases of assets and liabilities using enacted income tax rates expected to be in effect in the fiscal year in which the differences are expected to reverse.

The company establishes a valuation allowance against future income tax assets when it is more likely than not that some or all of such assets will not be realized.

Share issue expenses

Share issue expenses are accounted for in the year in which they are incurred and recorded as an increase in deficit in the year in which the shares are issued or to be issued.

Earnings (loss) per share

Earnings (loss) per share are calculated using the weighted average number of shares outstanding during the year. Diluted earnings (loss) per share are calculated using the weighted average number of shares outstanding during the year based on the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities.

The diluted earnings (loss) per share is equal to the basic earnings (loss) per share due to the anti-dilutive effect of the stock options and other dilutive securities.

3 Change in accounting policy

Stock option plan and compensation costs

The Canadian Institute of Chartered Accountants ("CICA") has established new standards with respect to stock-based compensation and other stock-based payments. Effective April 1, 2003, the company has elected to apply, on a prospective basis, the fair value method to account for options granted to its employees, officers, directors and consultants. The balance sheets and the statements of operations and deficit reflect the adoption of the fair value method of accounting for stock options (notes 9 and 10). Any consideration paid on exercise of stock options is credited to share capital.

4 Financial instruments

Fair value of financial instruments

The company has determined the estimated fair value of its financial instruments based on estimates and assumptions. The actual results may differ from those estimates and the use of different assumptions or methodologies may have material effects on the estimated fair value amounts.

The fair value of cash and cash equivalents, short-term deposit, accounts receivable, and accounts payable and accrued liabilities is comparable to their carrying value, due to the relatively short period to maturity of the instruments.

Interest rate risk

The company's accounts receivable and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents and short-term deposit bear interest at variable rates.

5 Cash and cash equivalents

Cash and cash equivalents include short-term deposits with maturities of three months or less.

As at March 31, 2003, cash included an amount of $96,747 which was reserved for exploration expenditures to be incurred in Canada in 2003. There is no restriction on cash and cash equivalents as at March 31, 2004.

6 Deferred costs – Advance on royalty payment

On August 26, 2003, the company acquired from Nichromet Extraction Inc. ("Nichromet") the rights over a licence for the use and marketing of a metallurgical extractive technology for Mexico in consideration of a 1% net smelter royalty payment on all mineral production using the technology from any of the company's Mexican properties. As part of the agreement, the company made a non-refundable royalty advance of $350,000. If the technology covered by the Nichromet licence is not used in a two-year period from the agreement date, the deferred costs will be written off.

In addition, the agreement gives the right to the company to act as an agent for the purpose of sourcing the license to any third parties in Mexico, in which case it would share equally with Nichromet any consideration paid by those third parties.

At the last annual meeting held on September 30, 2003, the shareholders approved a change of control of the company. Nichromet is part of the new control group.

7 Mining assets

Cost and deferred exploration expenses

	Cost		Deferred exploration expenses	
	2004 **$**	**2003** **$**	**2004** **$**	**2003** **$**
Canada				
Wawa (option)	159,907	5,000	120,671	23,000
Mexico				
Chihuahua District				
Santa María (option)	128,172	-	206,965	-
San José (option)	71,420	-	119,026	-
Piedras Verdes (option)	132,130	-	1,013,515	-
El Cumbre	38,099	-	112,569	-
Mezquital	18,048	-	94,236	-
El Oro	14,544	-	170,082	-
La Cascada	4,267	-	92,440	-
Other properties	3,235	-	52,675	-
	569,822	5,000	1,982,179	23,000

Costs and deferred exploration expenses

	2004 $	2003 $
Balance – Beginning of year	28,000	320,167
Costs and deferred exploration expenses		
Property acquisition and related costs	564,822	168,414
Reconnaissance and sampling	75,890	155,932
Planning, mapping and geological reports	19,425	-
Geology consulting and management	486,977	-
Geophysical survey	637,893	-
Drilling	255,742	-
Local administrative and labour costs	74,035	-
Transport	184,467	-
Road	37,575	
Stock compensation costs (note 9)	187,175	-
	2,524,001	324,346
Disposal of mining assets	-	(54,400)
Write-off of mining assets	-	(562,113)
	2,524,001	(292,167)
Balance – End of year	2,552,001	28,000

Canada

Wawa

In October 2002, the company entered into an option agreement with Oasis Diamond Exploration Inc. ("Oasis") whereby the company can acquire a cumulative interest of up to 50% in two mining properties (Macaskill and Magpie) by incurring exploration expenditures of $5,000,000 over a four-year period and by issuing 250,000 common shares at each of the first three anniversaries of the agreement. As settlement of the option entry price, the company paid a cash consideration of $10,000 and issued 450,000 common shares.

At the date of the first anniversary, the company did not issue any shares as the company had made additional claim payments on behalf of Oasis with respect to those properties.

James Bay Lowlands

During 2002-2003, the company did not renew its mining rights in the James Bay Lowlands properties and therefore wrote them off during the year ended March 31, 2003.

Mexico – Chihuahua

Santa María and San José projects

In July 2003, the company entered into an option agreement with El Paso Partners, Ltd. whereby the company can acquire a cumulative interest of up to 100% in certain gold, silver and base metal properties in the Chihuahua District of Mexico, by incurring exploration expenditures of US$4,000,000 and making additional payments of up to US$724,000 over a six-year period. The company agreed to pay a finder's fee of $10,000 in cash and issue 400,000 common shares of its capital stock. As at March 31, 2004, there were still 200,000 common shares to be issued.

Piedras Verdes

During the year ended March 31, 2004, the company entered into an option agreement whereby the company can acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. The property is located near the old Bolivar mine and was the principal target of the drilling program which started in the spring of 2004.

During the year, the company made a first payment of $73,500.

El Oro and PC 1135 properties

In January 2004, the company entered into an agreement to acquire a 100% interest in the El Oro and PC 1135 properties in the Chihuahua District of Mexico for a total cash consideration of US$20,000 and the issuance of 500,000 common shares of the company, including 250,000 at the first anniversary of the agreement. The agreement also provides for the payment to the vendor of a 3% net smelter return from the properties.

As at March 31, 2004, the company was negotiating certain terms of the agreement with the vendors in order to amend it toward an option agreement. As at that date, neither the payment nor the share issuance had been made.

Guinea

In May 2002, the company entered into an option agreement with a third party whereby it could earn a 60% interest in the Banankoro diamond prospect. The initial cost of the option was a cash consideration of $50,000 and the issuance of 500,000 common shares. The company agreed to spend US$1,000,000 in exploration expenses over a two-year period.

According to the agreement, the company could also earn a 50% interest in five parcels of the artisanal permits by spending $200,000 in a one-year period. During 2002-2003, after spending $132,737 on this project and given the disappointing results, the project was abandoned.

Exploration building and equipment

			2004
	Cost $	Accumulated depreciation $	Net $
Building			
Camp	168,667	-	168,667
Machinery and equipment	359,635	-	359,635
Rolling stock	100,724	-	100,724
Computers and office furniture	33,038	-	33,038
	662,064	-	662,064

The exploration building and equipment were acquired at the end of the year, therefore no depreciation was recorded.

8 Share capital

Authorized
An unlimited number of common shares without par value

Issued
Changes in the company's share capital were as follows:

	2004		**2003**	
	Number of shares	**Amount $**	**Number of shares**	**Amount $**
Balance – Beginning of year	10,846,011	3,589,660	8,146,011	3,177,660
Issued and paid in cash (i) and (vii)	20,313,997	12,095,551	1,200,000	180,000
Issued following exercise of stock options	621,041	118,658	-	-
Issued following exercise of warrants	2,987,332	582,246	-	-
Issued for exploration expenses in Canada (vi)	-	-	800,000	120,000
Issued for acquisition of mining assets ((ii), (iii), (iv) and (v))	650,000	69,000	700,000	112,000
Issued as commission (i)	296,610	525,000	-	-
Balance – End of year	35,714,991	16,980,115	10,846,011	3,589,660
To be issued				
To be issued for acquisition of mining assets (ii)	200,000	24,000	-	-
Balance issued and to be issued	35,914,991	17,004,115	10,846,011	3,589,660

i) On September 30, 2003, the company completed the placement of 11,000,000 units at a price of $0.12 per unit for a total cash consideration of $1,320,000. Each unit is comprised of one common share and one purchase warrant entitling its holder to subscribe to one common share at a price of $0.17 per share until September 30, 2005.

In October 2003, the company completed the placement of 1,406,250 units at a price of $0.64 per unit for a total cash consideration of $900,000. Each unit is comprised of one common share and one purchase warrant entitling its holder to subscribe to one common share at a price of $0.80 per common share for a period of 24 months following closing.

In November 2003, the company completed the placement of 2,987,778 units at a price of $0.72 per unit for a total cash consideration of $2,151,200. Each unit is comprised of one common share and one purchase warrant entitling its holder to subscribe to one common share at a price of $0.90 per common share for a period of 24 months following closing.

In December 2003, the company completed the placement of 4,919,969 units at a price of $1.57 per unit for a total cash consideration of $7,724,351. Each unit is comprised of one common share and one purchase warrant entitling its holder to subscribe to one common share at a price of $2.00 per common share for a period of 24 months following closing. The company issued as a commission on the placement 296,610 common shares at a price of $1.77 per common share for a total amount of $525,000.

ii) On July 29, 2003, the company agreed to issue, as part of a finder's fee, 400,000 common shares at $0.12 per share in reference to the option agreement entered into with El Paso Partners, Ltd. over the Mexican properties (note 7). As at March 31, 2004, 200,000 common shares are still to be issued.

iii) Pursuant to the option agreement with Oasis (note 7), the company issued 450 000 common shares to Oasis in June 2003.

iv) In July 2002, the company issued 200,000 common shares at a price of $0.16 per share for a total consideration of $32,000 to a company controlled by a person who was then a director, for the acquisition of an exclusive aeromagnetic database covering 50,000 km^2 in the James Bay Lowlands area. This transaction had been approved at the shareholders' general and special meeting held on September 27, 2001.

v) In accordance with the option agreement with SAGEM S.A., on June 26, 2002, the company issued 500,000 common shares at a price of $0.16 per share for a total consideration of $80,000 (note 7).

vi) On December 27, 2002, the company completed a private placement of 800,000 flow-through units at a price of $0.15 per unit for total proceeds of $120,000. Each unit is comprised of one flow-through common share and one common share purchase warrant entitling its holder to purchase one common share of the company at a price of $0.20 per share for a period of 18 months after the closing.

vii) On May 6, 2002, the company completed a private placement of 1,000,000 units at a price of $0.15 per unit for total proceeds of $150,000. Each unit is comprised of one common share and one common share purchase warrant entitling its holder to purchase one common share of the company at a price of $0.20 per share for a period of 18 months after the closing.

On January 8, 2003, the company completed a private placement of 200,000 units at a price of $0.15 per unit for total proceeds of $30,000. Each unit is comprised of one common share and one common share purchase warrant entitling its holder to purchase one common share of the company at a price of $0.20 per share for a period of 18 months after the closing.

Warrants

Outstanding common share purchase warrants, entitling their holders to subscribe to an equivalent number of common shares, were as follows:

	2004		2003	
	Number of warrants	Average exercise price $	Number of warrants	Average exercise price $
Beginning of year	3,000,000	0.20	1,000,000	0.20
Issued	20,313,997	0.76	2,000,000	0.20
Exercised	(2,987,332)	0.19	-	-
End of year	20,326,665	0.75	3,000,000	0.20

Exercise price	Number of warrants as at March 31, 2004	Expiry date
$0.20	520,001[1]	June 2004
$0.17	10,492,667[2]	September 2005
$0.80	1,406,250	October 2005
$0.90	2,987,778[3]	November 2005
$2.00	4,919,969	December 2005
	20,326,665	

(1) Exercised after year-end
(2) 833,333 exercised after year-end
(3) 208,333 exercised after year-end

9 Stock option plan

The company maintains a stock option plan (the "Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors, or consultants options to acquire common shares of the company on such terms and at such exercise prices as may be determined by the Board. The Plan provides that the maximum number of common shares in the capital of the company that may be reserved for issuance under the Plan shall be equal to 2,295,000 (2003 – 984,601) common shares and that the maximum number of common shares which may be reserved for issuance to any one optionee pursuant to a share option may not exceed 5% of the common shares outstanding at the time of grant.

The options must be exercised within five years of grant. The exercise price may not be lower than the market price of the common shares at the time of grant. The options have a vesting period of 18 months.

A summary of changes in the company's common share purchase options is presented below:

	2004		2003	
	Number of options	**Average exercise price $**	**Number of options**	**Average exercise price $**
Beginning of year	680,000	0.16	360,000	0.20
Granted	1,235,000	0.85	535,000	0.15
Exercised	(621,041)	0.19	-	-
Expired or cancelled	(10,000)	0.20	(215,000)	0.20
End of year	1,283,959	0.81	680,000	0.16

Exercise price	Number of options as at March 31, 2004	Expiry date
$0.20	10,000	September 2005
$0.15	66,459	February 2008
$0.85	1,207,500	October 2008
	1,283,959	

In accordance with CICA Chapter 3870, the company accounted for options granted in the year ended March 31, 2004 using the fair value method. Total stock compensation costs for the year amount to $480,675 (note 10), including $187,175 capitalized to mining assets as part of the Chihuahua project costs on the basis that the options were granted to officers and consultants exclusively involved in the exploration program in Mexico. The balance of $293,500 was expensed in the Statements of operations and deficit.

The fair value of the options granted was estimated using the Black-Scholes option-pricing model based on the following assumptions:

Average dividend per share	Nil
Volatility	75%
Risk-free interest rate	3.5%
Expected life of options	5 years
Option price	$0.85
Weighted average of estimated fair value of each option	$0.54

10 Contributed surplus

	2004 $
Balance – Beginning of year	-
Stock compensation cost (note 9)	480,675
Balance – End of year	480,675

11 Income taxes

The future income tax balances are summarized as follows:

	2004 $	2003 $
Current future income tax assets		
Non-capital losses	23,000	61,600
Share issue costs	72,000	9,000
	95,000	70,600
Valuation allowance	(95,000)	(70,600)
Current future income tax assets	-	-
Long-term future income tax assets		
Mining assets and deferred exploration costs	1,557,000	476,000
Non-capital losses	465,000	277,200
Share issue costs	215,000	3,200
	2,237,000	756,400
Valuation allowance	(2,237,000)	(756,400)
Long-term future income tax assets	-	-
Total future income tax assets	-	-

As at March 31, 2004, the cost for income tax purposes of the mining assets totalled approximately $4,578,000 (March 31, 2003 – $1,500,000). The difference between this cost and the amount capitalized in the financial statements arises mainly as a result of the tax benefits related to some exploration expenses being renounced in favour of subscribers and to the write-off of some of the mining assets. This cost may be applied to reduce future taxable income over an unlimited period of time.

The company has accumulated non-capital losses of approximately $1,482,300. These losses will expire from 2005 to 2011 as follows:

	$
Years ending March 31, 2005	70,000
2006	82,000
2007	183,500
2008	203,300
2009	154,600
2010	146,900
2011	642,000

The unamortized balance for tax purposes of share issue expenses amounting to approximately $870,000 will be deductible over the next four years.

The potential tax effects of these items are not reflected in these financial statements since it is more likely than not that the income tax asset will not be realized.

12 Statements of cash flows

The changes in non-cash working capital items are as follows:

	2004 $	2003 $
Accounts receivable	(78,163)	56,215
Prepaid expenses	(22,887)	30,713
Accounts payable and accrued liabilities	103,652	(82,127)
	2,602	4,801

13 Related party transactions

During the year 2004, companies controlled by officers of the company charged consulting fees amounting to $263,982, including $203,527 capitalized in deferred exploration costs. As at March 31, 2004, the balance due to these officers amounted to $26,763.

During the year 2004, a company controlled by a director charged sampling and analysis costs amounting to $64,875 which were capitalized in deferred exploration costs (nil in 2003).

In the year ended March 31, 2003, the company was charged $50,125 by an officer for consulting fees and management of exploration programs incurred in Guinea. As at March 31, 2003, the amount due to this officer amounted to $30,327.

14 Commitment

The company and two other companies entered into a five-year lease agreement for office premises. The annual lease to be shared between the companies amounts to approximately $150,000.

15 Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

16 Subsequent events

a) In April 2004, the company entered into a licensing agreement with Diagnos Inc., the owner of proprietary software (the "Technology") used in the field of data mining and which provides interpretation of databases generated by geophysical surveys, satellite imagery and geochemical analysis. The cost of the licence is $50,000 for the territory of Mexico. The licence will give the company immediate access to the Technology in order to apply it to data generated from its Mexican properties. In addition, the company has a 120-day option to secure the exclusive distributorship of the Technology for Mexico for application in the natural resource sector other than oil and gas. To exercise its option, the company must pay an additional $200,000 to Diagnos Inc.

b) In May 2004, the company entered into a purchase option agreement whereby the company could earn a 100% interest in the Promontorio and Hidalgo properties located in the Chihuahua District of Mexico by paying to the vendors a total of US$3,000,000 as follows:

	US$
At the signing of notarized purchase option agreements	40,000
At the first anniversary date	60,000
At the second anniversary date	100,000
At the third anniversary date	150,000
At the fourth anniversary date	150,000
At the fifth anniversary date	2,500,000

No royalties of any kind will apply to those properties.

c) In June 2004, the company acquired 100% of the shares of Perforaciones Mineras Ram S.A. de C.V. ("PMR"), an inactive Mexican company, for a consideration of $150,000. The purchase price is based on the valuation of the equipment, accessories and permits owned by PMR.



1500 University Street, Suite 700, Montreal, Quebec H3A 3S8 Tel : (514) 982-7888 Fax : (514) 982-7580

July 6, 2004

To: TSX Venture Exchange
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Subject: Dia Bras Exploration Inc.

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual and Special Meeting of Shareholders Non-Routine Meeting
2.	Security Description of Voting Issue	:	Common Shares
3.	CUSIP Number	:	25244F109
4.	Record Date	:	August 2, 2004
5.	Meeting Date	:	August 30, 2004
6.	Meeting Location	:	Montreal, Quebec

Yours truly,

(signed)

Jeff MacKean
Account Manager
Stock Transfer
Tel: (514) 982-7888 ext. 7591
Fax: (514) 982-7580

c.c.: Dia Bras Exploration Inc.



1500, rue University, Bureau 700, Montréal, Québec H3A 3S8 Tél. : (514) 982-7888 Téléc. : (514) 982-7580

Le 6 juillet 2004

SEDAR #3031

Destinataire : L'Autorité des marchés financiers

<u>Objet : Exploration Dia Bras inc.</u>

Madame, Monsieur,

Veuillez prendre note des informations relatives à la prochaine assemblée des actionnaires de la société précitée:

1.	Genre d'assemblée	:	Annuelle et extraordinaire des actionnaires Affaires non-courantes
2.	Description de l'émission	:	Actions ordinaires
3.	Numéro du cusip	:	25244F109
4.	Date d'inscription	:	Le 2 août 2004
5.	Date de l'assemblée	:	Le 30 août 2004
6.	Endroit de l'assemblée	:	Montréal (Québec)

Veuillez agréer, Madame, Monsieur, nos salutations les meilleures.

signed
Jeff MacKean
Directeur, Relations avec la clientèle
Transferts de titres
Tél. : (514) 982-7888 poste 7591
Téléc. : (514) 982-7580

cc: Exploration Dia Bras inc.

PRESS RELEASE

No 14

DIA BRAS EXPLORATION INC.
2930 - 630 René-Lévesque Blvd. West
Montréal, Québec H3B 1S6

Symbol - TSX-Venture Exchange: **DIB**
Shares issued and outstanding: **37,376,658**
Closing price on June 29, 2004: **$0.75**

MEXICAN PROPERTIES EXPLORATION UPDATE

Montréal, Québec - June 30, 2004 - **DIA BRAS EXPLORATION INC.** (the "Company" or "Dia Bras") announces that recent drilling on the Bolivar West zone has outlined a mineralized structure that has an average width of 100 metres and a thickness of 200 metres. Drill holes 16, 17, 18, 20, 21, 23, 25 and 26 have all been drilled at the same location with varying angles and directions. The drilling confirms economic open pit Cu-Zn mineralization with significant credits for Au and Ag (reference attached table). Hole 26, drilled in a northern direction and hole 18 drilled in a southern direction, established a 70 metre width of mineralization at surface with grades exceeding 1% Cu, 1% Zn, 0.46 g Au, 13 g Ag. The Bolivar West Zone is located 1 km NW of the Increible Zone which intersected 100 metres of 0.9% Cu and 1% Zn including 25 metres of 2% Cu and 2% Zn.

The major control structure on which the Bolivar West Zone and Increible Zone are located extends over 10 km within the Dia Bras property limits and is the host of the La Pequeña (3.84% Cu, 0.72% Zn, 237 g/t Ag) and La Montura (3.69% Cu, 7.8% Zn, 34 g/t Ag) zones which are located 1 km southeast from the Increible zone. A drill is currently being mobilized on the Montura zone while two rigs are testing the extension of the Bolivar West zone.

In the next 2 weeks the company will be mobilizing a drill on the Promontorio project also located in the state of Chihuahua, which, according to a report by Mine development Associates (MDA) of Reno, Nevada, contains indicated resources of 625,000 tonnes grading 4.04% Cu, 2.61 g/t Au, 65.79 g/t Ag and inferred resources of 398,000 tonnes grading 3.87% Cu, 2.19 g/t Au and 59.16 g/t Ag for total resources of 1,023,000 tonnes. The indicated resources established by MDA were based on 57 diamond drill holes (NQ and BQ core sizes). Approximately 50% of the resources are amenable to open pit.

PIEDRAS VERDES

ZONE	HOLE #	FROM	TO	THICKNESS (M)	AU (PPM)	AG (PPM)	CU (%)	ZN (%)
Bolivar – West	16	19	41	22	-	12.47	0.35	1.60
		77	85	8	2.63	44.26	0.65	-
		103	110	7	0.26	30.94	0.26	1.62
	18	**6**	**50**	**44**	**0.46**	**48.16**	**1.14**	**1.15**
		63	69	6	0.73	-	0.73	0.37
	20	13	44	31	0.03	7.92	0.23	2.03
	21	9	28	19	0.07	10.52	0.32	2.63
		43	45	2	-	5.20	0.23	1.29
	23	3	31	28	0.11	13.61	0.423	2.33
	25	3	19	16	0.08	13.6	0.23	1.92
		52	55	3	0.93	37.6	0.81	-
	26	**13**	**39**	**26**	**0.470**	**13.14**	**1.10**	**1.35**
		65	69	4	1.390	3.07	0.46	-
		99	117	18	1.010	17.12	1.03	-
		129	144	15	-	-	0.29	-
		160	168	8	0.516	-	0.50	-
		210	228	18	1.140	-	0.83	-
		243	245	2	0.550	-	0.21	-
Valenzuela - Increible	3			100	-	22	0.9	0.4
	Including:			**25**	-	**58**	**2.0**	2.05
	Including:			9	-	144	4.91	5.38
	12			49	-	17.4	1.07	0.77
La Montura	Channel samples			6	-	34	3.69	7.80
La Pequeña	Channel samples			6	-	237	3.84	0.72

PROMONTORIO

HOLE #	FROM	TO	MTS	AU (PPM)	AG (PPM)	CU (%)
95-03	-	-	25	6.17	105	7.33
96.01	-	-	16.75	3.43	133	7.98
96-36	-	-	10.4	n/a	6.9	9.43

FOR FURTHER INFORMATION, PLEASE CONTACT:

RÉJEAN GOSSELIN, President
Telephone: (514) 866-6001
Fax: (514) 866-6193

PIERRE THOMAS LAFLAMME, Investors' relation
Telephone: (819) 847-2879

Or visit our website: **WWW.DIABRAS.COM**

PRESS RELEASE

No 13

DIA BRAS EXPLORATION INC.
2930 - 630 René-Lévesque Blvd. West
Montréal, Québec H3B 1S6

Symbol on TSX-Venture: **DIB**
Shares issued and outstanding: **36,543,325**
Closing price on June 21, 2004: **$0.90**

HIGH METAL RECOVERY WITH NICHROMET PROCESS ON PROMONTORIO

Montréal, Québec, June 22, 2004 - Dia Bras Exploration Inc. ("Dia Bras" or the "Company") announces the results of the application of the Nichromet's chlorination process to a sample from the Promontario property. A one kilogram random sample from 10 kilograms of surface material was processed with the following results:

Chemical Analysis	Au g/t	Ag g/t	Cu %	As %	$S^=$ %
At beginning (A)	3.76	75.0	0.49	0.046	13.7
After removal of sulfur (B)	4.17	85.0	0.51	0.035	0.01
Sterile solid after leaching (C)	0.03	5.74	0.05	0.022	<0.01
Yields [(B-C)÷B]	**99%**	**93%**	**90%**		

The values in the pregnant solution are **(in mg/l): Au: 0.19; Ag: 3.91; Cu: 221; and As: 1.0.** It is to be noted that practically no arsenic is leached out from the sterile which indicates that arsenic is rendered insoluble by the treatment in the form of ferric arsenate.

The Promontorio property in the State of Chihuahua, Mexico contains **indicated resources of 625,000 tonnes grading 4.04% Cu, 2.61 g/t Au and 65.79 g/t Ag** and **inferred resources of 398,000 tonnes grading 3.87% Cu, 2.19 g/t Au and 59.16 g/t Ag for a total of 1,023,000 tonnes of resources at a depth of 100 meters.** A drilling program of 15,000 meters will start in July to significantly increase the reserves.

30

FOR FURTHER INFORMATION, PLEASE CONTACT:
RÉJEAN GOSSELIN, President
Telephone: (514) 866-6001
Fax: (514) 866-6193

PIERRE THOMAS LAFLAMME, Investor relations
Telephone: (819) 847-2879

Or visit our website: WWW.DIABRAS.COM

REPORT UNDER
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 141 OF THE SECURITIES ACT (ALBERTA)
SECTION 101 OF THE SECURITIES ACT (ONTARIO)
SECTION 147 OF THE SECURITIES ACT (QUÉBEC)
NATIONAL INSTRUMENT 62-103

(1) **Name and address of the offeror**

RAB Special Situations L.P., previously known as RAB Europe Partners L.P. ("**Special Situations**"), a Delaware Limited Partnership located at 1 Adam Street, London, U.K., with a registered address at 30 Old Rudnick Lane, Dover, Delaware, United States.

(2) **Designation and number or principal amount of securities and the offeror's security-holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances**

On June 4, 2004, Special Situations entered into an Option Agreement with Seed Capital Inc. pursuant to which Special Situations shall have an option (the "**Option**") to purchase, from time to time, up to 500,000 common shares (the "**Optioned Shares**") of Dia Bras Exploration Inc. (the "**Company**"), at a price of Cdn.$0.80 per Optioned Share. The Option shall expire on April 30, 2005.

The Optioned Shares represent approximately 1.37% of the issued and outstanding common shares of the Company ("**Shares**") on a partially diluted basis (assuming full exercise of the Option) ("**Partially Diluted Basis**").

(3) **Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release**

Immediately after the transaction described in (2), Special Situations owned 2,586,666 Shares and 1,041,666 share purchase warrants (the "**Warrants**") of the Company which, together with the Option, represented approximately 11.02% of the issued and outstanding common shares of the Company on a Partially Diluted Basis.

(4) Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (3) over which

(i) the offeror, either alone or together with any joint actors, has ownership and control

Special Situations, together with joint actors, if any, has ownership of and control over, assuming exercise of the Warrants and the Option, 4,128,332 Shares representing approximately 11.02% of the issued and outstanding common shares of the Company on a Partially Diluted Basis.

(ii) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor

Not applicable.

(iii) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership

Not applicable.

(5) Name of the market in which the transaction or occurrence that gave rise to the news release took place

The transaction took place off the market by way of private agreement.

(6) Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer

Special Situations entered into the Option for investment purposes only and not with the purpose of influencing the control or direction of the Company. Special Situations and/or its joint actors, if any, may, subject to market conditions, make additional investments in or dispositions of securities of the Company in the future, including additional purchases of Shares. Special Situations and/or its joint actors, if any, do not, however, intend to acquire 20% of any class of the outstanding voting securities of the Company.

(7) **General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities**

Please refer to the description contained in (2) herein.

(8) **Names of any joint actors in connection with the disclosure required by this report**

Not applicable.

(9) **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror**

The Option was granted in consideration for the purchase by Special Situations of a certain number of common shares in the capital of Dia Bras Exploration Inc., and for other good and valuable consideration.

(10) **If applicable, a description of any change in any material fact set out in a previous report by entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities.**

Not applicable.

DATED at London, United Kingdom this 14th day of June 2004.

RAB SPECIAL SITUATIONS L.P.
By:

(signed) "William Philip S. Richards"
Name: William Philip S. Richards
Title: Director of RAB Partners Limited, General Partner

RAB SPECIAL SITUATIONS L.P.
1 Adam Street, London, U.K.
Telephone: (+44) 20 7389 7000 / Facsimile: (+44) 20 7389 7054

PRESS RELEASE FOR IMMEDIATE RELEASE

June 14, 2004

RAB Special Situations LP ("**Special Situations**") entered into an Option Agreement with Seed Capital Inc. pursuant to which Special Situations shall have an option (the "**Option**") to purchase, from time to time, up to 500,000 common shares (the "**Optioned Shares**") of Dia Bras Exploration Inc. (the "**Company**"), at a price of Cdn.$0.80 per Optioned Share. The Option shall expire on April 30, 2005.

The Optioned Shares represent approximately 1.37% of the issued and outstanding common shares of the Company ("**Shares**") on a partially diluted basis (assuming full exercise of the Option) ("**Partially Diluted Basis**").

Immediately after the transaction, Special Situations owned 2,586,666 Shares and 1,041,666 share purchase warrants (the "**Warrants**") of the Company which, together with the Option, represented approximately 11.02% of the issued and outstanding common shares of the Company on a Partially Diluted Basis.

Special Situations entered into the Option for investment purposes only and not with the purpose of influencing the control or direction of the Company. Special Situations and/or its joint actors, if any, may, subject to market conditions, make additional investments in or dispositions of securities of the Company in the future, including additional purchases of Shares. Special Situations and/or its joint actors, if any, do not, however, intend to acquire 20% of any class of the outstanding voting securities of the Company.

For further information, please contact Mr. Neil Warrender at (44) 20-7389-7000 or nw@rabcap.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

EVALUATION REPORT

FOR THE

SANTA MARIA & FLORIDA PROJECTS, BATOPILAS MINING DISTRICT, STATE OF CHIHUAHUA, MEXICO

FOR

DIA BRAS EXPLORATION INC.

By
Philip Goodell, PhD.
Department of Geological Sciences,
University of Texas at El Paso, El Paso, Texas 79968

NOTE: <u>THIS REPORT DOES NOT ENTIRILY COMPLY WITH THE NATIONAL INSTRUMENT 43-101</u>

TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

LIST OF APPENDICES

SUMMARY

On July 29th, 2003, Dia Bras signed an option agreement to purchase 100% of the mining rights in the Santa Maria and Florida Projects located in the State of Chihuahua in Northern Mexico (see Figure 1). This isolated, lightly populated area with a steep topography is known for its high grade silver, gold and base metals occurrences. The 2 projects are under prospecting licenses (claims) by El Paso Partners, Ltd., Texas. Under the terms of the purchase agreement, Dia Bras will pay to El Paso Partners a total aggregate cash amount of US$584,000 and spend US$4.0 millions in exploration expenditures and maintenance fees on the project areas between 2003 and 2008. The vendor will keep a 3% NSR from any mineral production from the properties.

The Santa Maria Project comprises the Santa Maria and the El Cumbre claims forming a large polygon covering 4,380 hectares. The properties were acquired to cover major fracture and fault zones crossing the area. The most prominent, the Santa Maria Structure Zone (SMSZ) can be traced on the property for over 8 km along a N-S axis. The SMSZ is a pervasive and mineralized fracture zone up to 400 m wide and injected with hydrothermal fluids with abundant evidence of widespread epithermal precious metal mineralization. Evidences consist of old underground workings on veins, surface trenches on veins and pits. About 10 km south of the property along the geological extension of the SMSZ, Glamis Gold Ltd., is now preparing the El Sauzal gold deposit for production at a cost of US$110,0 millions. The deposit contains an excess of 2.0 million with an average mining grade of 3.37 g/t Au.

It was originally believed that satellite deposits of the El Sauzal gold mine could be present along the SMSZ and the Santa Maria project, but **the abundance and extent precious metal occurrences present along the SMSZ and particularly on the Santa Maria claim, rather gives the perception that it is the El Sauzal deposit that is a satellite to what mineral deposits are potentially present along the SMSZ and on the Santa Maria claim.**

The Florida Project is contiguous to the west boundary of the Santa Maria Project. It comprises 4 claim collectively covering 821 hectares. They are known as the San Jose, Ampliacion San Jose, the El Val and El Val 1. The property host a minimum of 8 veins strongly mineralized with silver, gold, copper, zinc and lead. These veins are related to tensional zones in the volcanic and sedimentary sequences of the area. They vary in width between 0,3 to 4,0 meters and are traceable over lengths of 50 to 4000 meters. The local artisans have mined several prospect located on the project area. The average grade values were 6,0g/t Au, 1,200 g/t Ag, 15% Pb, 0,5% Cu and 2,0% Zn.

Between the 19th and 21st of August 2003, a party of 5 geologists led by the author visited the two project areas. Three ground traverses were completed in the southern half of the claims at various locations of interest and samples were collected and analyzed for a suite 51 elements with the ICP-MS analytical method at the Activation Laboratories Ltd, in Ancaster, Ontario. Six (SM #1 to SM #6) of the 8 samples collected in the center of the Santa Maria property, revealed values ranging from 1.07 to 5.5 g/t Au and 2.23 to 7.02 g/t Ag. The same samples returned a maximum of 452ppm Cu (SM #1), 0.62% Zn and 0.21% Pb (SM#5). These results confirm the potential of Santa Maria structural zone as a prime exploration target for gold and silver mineralization.

During the field visit, three samples described as altered high grade vein materials were collected from the San Jose del Pinal vein locate on the San Jose claim. Sample SJ #3 returned the following results: 0.32g/t Au; 293g/t Ag, 0.22% Cu, 5.64% Zn and 9.1% Pb. Sample SJ #4, contained 113 ppb Au; 436.0g/t Ag; 0.26% Cu; 14.0% Zn and 8.93% Pb. Sample SJ #5: 0.25g/t Au; 90g/t Ag; 0.35% Zn and 0.87% Pb.

On the adjoining El Val claim, sample LN#3 representing a massive sulfide phase of a large skarn system returned on average the following values: 0.23g/t Au; 292g/t Ag; 14.2% Cu; 0.72% Zn; 1.36% Pb. The 2 other samples were collected from wall rock carried lower values. The base metal content of the above samples confirms the potential for high grade precious and base metal mineralization on the Florida project.

A two phase exploration program is recommended to evaluate the full potential of the two project areas. Remote sensing, extensive geological and mechanical sampling, rock alteration geochemistry and drilling are recommended for the first phase of the program. The second phase would comprise additional drilling, bulk sampling and metallurgical testing of the San Jose deposit and other mineralized occurrences. The budget of the first phase of the program will be in the order of US$ 556,000 (CAD$774,000) and the cost of the second phase in the order of US$3,850,000 (CAD$6,125,000).

1.0 INTRODUCTION AND TERMS OF REFERENCE

1.1 Background, Authorization and Purpose

By a letter dated August 7, 2003 Mr. Benoit M Violette, President of Dia Bras Exploration (Appendix I), requested from the author, the preparation of a geological report for the Santa Maria and Florida projects to form the basis for the evaluation of their option to acquire 100% interest in the two projects and satisfy the requirements of the TSX Venture Exchange and other regulatory authorities. The author has extensive experience of the area and has published and contributed to several technical papers on the geology and mineralization of the Sierra Madre Mountain Range of Mexico. This report is based on the acquired knowledge, the review of technical information available to the author from various sources and a field visit conducted on the two project areas between August 17 and 22, 2003.

The Santa Maria and Florida Projects are located in the Batopilas and Piedras Verdes Mining Districts which occupy the extreme southwestern corner of the State of Chihuahua of Northern Mexico (Figure 1). A large number of mines, prospects, and claims have existed in the long history of the two mining districts (see Figures 1 and 2). With several past and present producers, prospects and occurrences located in the region and in the vicinity of the two project areas, it is considered that the geological environment underlying the properties is highly prospective for epithermal precious and base metal type deposits.

The Santa Maria project adjoins to the north of the El Sauza gold mine project currently under development by Glamis Gold Ltd. The 2.2 million ounces deposit valued at around US$1 billion is located along a mineralized breccia zone comparable to the ones encountered along the Santa Maria structural zone. The Florida project host several precious and base metal occurrences and a past producing silver mine.



NEW MEXICO
Cuidad Juarez
UNITED STATE
Gulf of Mexico
Pacific Ocean
MEXICO
INDEX MAP
San Pedro Corralitos
Nuevo Casa Grandes
Nacozari
SONORA
CHIHUAHUA
Rio Grande
Dolores
Mulatos
Plomosas
San Carlos
Santa Eulalia
Yecora
La Junta
Ciudad Chihuahua
Pinos Altos
La Perla
Moris
Cusihuiriachic
COAHUILA
Monterde
Naica
Palmarejo
Millonaria
Uriquo
SANTA MARIA & FLORIDA PROJECTS
Parral
Batopilas
San Fco. del Oro
Reforma
El Sauzal Deposit
Sta. Barbare
Lluvia de Oro
Morelos
La Dura
Calabacillas
Nepormuceno
Guadalupe y Calvo
SINALOA
Los Mochis
Tameapa
DURANGO
Gulf of California
LEGEND
Town
Road
Railroad
Au & Ag Occurences
0 40 200
Kilometres
Dia Bras Exploration Inc
SANTA MARIA & FLORIDA PROJECTS
LOCATION MAP
STATE OF CHIHUAHUA MEXICO
TECH WORK BY : P.C. Goodell Ph.D.
SCALE : As Shown
DRAW BY : Claudia Ménard, graphiste
DATE : Sept. 2003
APPROVED BY : P.C. Goodell Ph.D.
FIGURE 1


1 San Francisco (Geomaque) : 27 MT @ 0,027 oz Au/t
2 Santa Gertrudis (Phelps Dodge) : 210.0 MT @ 0,08 oz Au/t
3 Amelia (Red Rock) : 1.0 MT @ 0,10 oz Au/t
4 Mulatos (Placer Dome & Kennecott) : 33.0 MT @ 0,07 oz Au/t
5 Dolores (Minefinders) : 116.5 MT @ 0,024 oz Au/t, 1.39 oz Ag/t
6 Moris Mine (Manhattan Minerals) : 4.3 MT @ 0,06 oz Au/t
7 Guadalupe y Calvo : 1.7 MT @ 1,18 oz Au/t, 16.6 oz Ag/t
8 Guanacevi : 6.0 MT @ 0.17 oz Au/t, 73.0 oz Ag/t
9 El Sauzal (Clamis Gold) : 47.0 MT @ 0,062 oz Au/t
10 Lluvia de Oro (Santa Cruz Gold Inc) : Producing 25.000 oz Au/year @ $210/oz
11 Ocampo (Gammon Lake) : Resource of approx. 2 million oz
12 Alamo Dorado (Corner Bay) : Resource of approx. 1 million oz
13 Monterde (Kimber Resources) : 6.9 MT @ 2.26 g/t Au, 106.6 g/t Ag
NEW MEXICO
SIERRA MADRE PRECIOUS METALS BELT
Cuidad Juarez
Nuevo Casa Grandes
Nacozani
SONORA
CHIHUAHUA
Dolores
Mulatos
Yecora
Pinos Altos
Ciudad Chihuahua
Moris
Cusihuiriachic
COAHUILA
SANTA MARIA & FLORIDA PROJECTS
Urique
Reforma
Batopilas
El Sauzal Deposit
Lluvia de Oro
SINALOA
Guadalupe y Calvo
DURANGO
Los Mochis
Tameapa
Pacific Ocean
INDEX MAP
Gulf of California
LEGEND
Town
Road
Railroad
Au & Ag Occurences
SIERRA MADRE PRECIOUS METALS BELT
0 40 200
Kilometres
Dia Bras Exploration Inc
Ore deposits of the SIERRA MADRE PRECIOUS METALS BELT
STATE OF CHIHUAHUA MEXICO
TECH WORK BY : P.C. Goodell Ph.D.
SCALE : As Shown
DRAW BY : Claudia Ménard, graphiste
DATE : Sept. 2003
APPROVED BY : P.C. Goodell Ph.D.
FIGURE 2

1.2 Scope and Limitations

This report evaluates the mineral potential of the Santa Maria and Florida projects. Research of historic exploration activities was limited to the projects and immediate surrounding area. Data examined to determine the geological setting for the region were sourced for a larger area within the Batopilas District. The unit prices for various contractors, laboratory charges, professional fees, etc. presented in the proposed budget (Section 7.1) have been researched and are the going rates for companies and individuals active in Northern Mexico at the present time. For this report imperial units have been converted to metric. Currency is expressed in American dollars unless otherwise specified. The exchange rate of CAD$1.39 for US$1.00 has been used for this report.

1.3 Sources of Information

The main sources of information to complete this report include those in the public domain as well as personally acquired data over several years of experience and research in the Sierra Madre of Northern Mexico. The various reports and articles consulted are presented in the bibliography section at the end of this report.

1.4 Plan of Presentation

The Santa Maria and Florida projects are presented, described and evaluated in accordance with the guidelines specified in the Canadian National Instrument 43-101. Recommendations for a work program to effectively advance the projects towards a better understanding of their economic potential are presented with a proposed budget. Maps that accurately display claim locations, exploration history, geology and exploration potential are also components of this report.

1.5 Disclaimer

The author was supplied with the following legal documents relating to the two projects. These were reviewed in order to detail the points of agreement listed in the following section. A legal opinion with regard to the property status was not obtained.

1. El Paso Partners Ltd., Purchase Option Agreement with Dia Bras Exploration Inc. dated July 29, 2003;
2. Copy of the official title description and declaration of payment of rights for each of the Santa Maria, El Cumbre and San Jose mineral exploration concession;

3. Copies of the application for the San Jose 2, the El Val and El Val 1 mineral exploration concessions.

1.6 Description of the Properties

On July 29, 2003, Dia Bras entered into an Option to Purchase Agreement with El Paso Partners, Ltd., Texas, under which it has agreed to acquire 100% interest in the Santa Maria project and the Florida project, both located in Mexico. The projects cover respectively 4,380.3 and 821 hectares in the Batopilas and Piedras Verdes Mining Districts in the southwest corner of the State of Chihuahua in Northern Mexico (see Figure 1).

Under the terms of the Purchase Option Agreement, the Company can earn progressively up to 100% interest in the two projects by completing the following payments on the anniversary date of the agreement: US$11,000 in 2003, US$22,000 in 2004, US$51,000 in 2005, US$125,000 in 2006, US$150,000 in 2007 and US$225,000 in 2008. Thereafter, a royalty of 3% NSR with a minimum of US$150,000 will be payable annually. Dia Bras will also commit to exploration and maintenance expenses of US$4,000,000 over seven (7) years, including US$228,000 by the end of the first year following formal agreement.

The Santa Maria project is consists of two mining exploration concessions or claims (See figure 3 & 4). They are located in the field according to a reference post or monument. They described by the National Direction of Mines of Mexico as follows:

Claim name	Size (ha)	Status	Expiry date	Monument coordinates
Santa Maria	2,100	Exploration Title: 209650	02-08 2005	N27°5'12" W107°55'37"
El Cumbre	2280.299	Exploration Title: 209660	02-08-2005	N27°5'12" W107°55'37"


107°57'
Cerro Carboneras
N
Los Potreritos
Cerro LaCumbre
EL CUMBRE
SANTA MARIA
Piedras Verdes
Cerro Pisiachi
27°04'
EL VAL
SAN JOSE
AMPLIACION SAN JOSE
San Jose Del Pinal
EL VAL 1
Cerro El Pilar
Scale :
0 500 1000 2000 metres
Dia Bras Exploration Inc
SANTA MARIA & FLORIDA PROJECTS
CONCESSION (CLAIM) MAP
STATE OF CHIHUAHUA MEXICO
TECH WORK BY :
P.C. Goodell Ph.D.
SCALE :
As shown
DRAW BY :
Claudia Ménard, graphiste
DATE :
Sept. 2003
APPROVED BY :
P.C. Goodell Ph.D.
FIGURE 3



PENOLES
108°
STAKED
GLAMIS GOLD
LA CIENEGUITA
GLAMIS/AQUALINE
STAKED
GLAMIS GOLD
LOS CORRALITOS
SAUZAL
27°
QUEENSTAKE
ALAMOS
GLAMIS GOLD
PHELPS DODGE
RIO FUERTE
STAKED
GLAMIS GOLD
Scale :
0
5
10 kilometres
Dia Bras Exploration Inc
SANTA MARIA & FLORIDA
PROJECTS
DISTRICT PROPERTY MAP
STATE OF CHIHUAHUA MEXICO
TECH WORK BY :
P.C. Goodell Ph.D.
SCALE :
As Shown
DRAW BY :
Claudia Ménard, graphiste
DATE :
Sept. 2003
APPROVED BY :
P.C. Goodell Ph.D.
FIGURE 4

The Florida project consists of one exploration concession and 3 applications for mining exploration concessions adjoining to the west of the Santa Maria project, (see Figure 3). These properties are described by the National Direction of Mines of Mexico as follows:

Claim name	Size (ha)	Status	Expiry date	Monument coordinates
San Jose	462	ExplorationTitle:209649	02-08- 2005	N27°4'39" W107o56'49"
Ampliacion San Jose	229.2065	Application No:. 99/2578		N27°4'39" W107o56'49"
Val	95.99679	Application File No: 16/24524		N27°4'39" W107o56'49"
Val-1	33.7538	Application File No. 16/24793		N27°4'39" W107o56'49"

1.7 Location, access, infrastructure and local resources.

The Santa Maria and Florida projects are located in north-western Mexico in the State of Chihuahua, some 230 km southwest of the city of Chihuahua, the state capital. The Santa Maria project is centred on latitude 27°04' north and longitude 107°57' west. Currently dirt roads provide access from Bahuichivo (see Figure 2) to the western portion of the area and to the Piedras Verdes Cu-Zn Mine located in between the El Cumbre and Val claims (see Figures 3 and 4).

The closest major town, Bahuichivo, is 38 km by air north-northwest of the projects area, and it is located on the Chihuahua-Los Mochis railway line. Travel time by dirt road to the area of interest is approximately 8 hours from Chihuahua City. An additional 100 km (5 hour drive) is required to reach the Tarhunara Indian hamlet of San Jose del Pinal, a former producing mine, locate in the centre of the San Jose claim. Bahuichivo, with a population of 3,000, is the terminus of the Chihuahua State electrical grid, a regional fuel depot and a prominent lumber railhead.

An alternative access is available by driving along the canyon from Mesa Arturo de Urique, a 3 hour trip from Bahuichivo. From Urique, the political centre of the area, a new road has been constructed to extend within several km north of the projects area. The town of Urique, is located in a deep canyon on the Urique River. The town of 4,000 people is the political center of a large county or Municipio with the same name. The important former silver producing district of Batopilas is located 20 km east of the Santa Maria claim.

Abundant skilled and unskilled manpower are available in the area. Basic supplies, accommodation and telecommunication can be found in the small towns of Bahuichivo and Urique.

1.8 Physiography and Climate

The Sierra Madre Occidental of Mexico occupies the western portion of the state of Chihuahua and forms a high plateau dissected by deep river valleys, with local relief sometimes greater than 1000 meters. The town of Urique is located in the southwestern part of the state in a deep canyon on the river of the same name. Twenty kilometers northwest of El Sauzal is the village of Cieniguita de los Trejos; Cerrocavi is 18 kilometers north of Cieniguita and 12 kilometers west of Urique. Between these four villages lies the Mesa de Arturo Mountain mass. The Urique River is the eastern boundary of this mass, and the northwest line between El Sauzal and Cieniguita is the southern boundary. The 2 projects under consideration are located within 10 km of the El Sauzal gold deposit, to the southeast.

The Urique River, located 5 km east of the properties, is the major drainage of the region. Flowing south to the Rio Fuerte and eventually into the Pacific Ocean in the Gulf of California. The river valley, at El Sauzal southeast of the project area, is at the bottom of a steep canyon at an elevation of approximately 1,000 meters. Mountain peaks in the projects area reach an elevation of 2,200 m.

With severe changes in altitudes, the climatic conditions of the area are ranging from a dry to arid climate with hot tropical temperatures to cooler more temperate temperatures in high areas vegetated with forests of pines, oak, juniper and cactus.

A number of small farms and ranches are located within the project areas. Limited water supplies are available from local springs; however abundant water is available from the Urique River a few km to the east.

2.0 GEOLOGICAL SETTING

2.1 Regional Geology

The known geologic basement for the The Batopilas and Piedras Verdes Mining Districts (Consejo de Resorsos Minerales, 1994) is a volcano-sedimentary assemblage of Cretaceous age, referred to as the Urique Group. The rocks are mainly andesite and basalt flows and tuffs intercalated with greywacke, limestone and shale horizons. Resting unconformable on the basement two distinct periods of igneous activity are recognized. A first one of Upper Cretaceous to Lower Tertiary Age (80-90 to 40-50 Ma) is referred to as the Lower Volcanic Series (LVS). It is composed of a wide variety of intrusive and extrusive rocks, but mainly andesitic agglomerates, flows and tuffs grading upward into a felsic volcanic assemblage (see Figure 5). The overall thickness of this sequence is about 750 m in the project area. The evidence of the stratigraphic relationships between the Cretacious "basement" and the LVS is not clear.

The LVS is overlain by a widespread capping of continental rhyolitic and dacitic ignimbrites and tuffs termed the Upper Volcanic Series (UVS). North of the project area, basalt flows are also part of this sequence. The UVS was deposited between 30 and 26 Ma, (Wilkerson et al, 1988)



108°
N
URIQUE
Santa Maria
Structural Zone
CIENEGUITA
El Cumbre
El Val
Santa Maria
PIEDRAS
VERDES
S-C LINEAMENT
URIQUE LINEAMENT
SAUZAL
BATOPILAS
LA YERBABUENA
27°
LLUVIA
DE ORO
REFORMA
SINALOA
LEGEND
Quaternary Basalt
Santa Maria Fracture Zone
Mid Tertiary Volcanics
Lower Tertiary Intrusives
Lower Tertiary Volcanics
Geological Contact
Fault
Block Fault
River
Mineral Occurrence
Property Boundary
Scale :
0
5
10 km
Dia Bras Exploration Inc
SANTA MARIA & FLORIDA
PROJECTS
GENERAL GEOLOGY
STATE OF CHIHUAHUA MEXICO
TECH WORK BY :
P.C. Goodell Ph.D.
SCALE :
As Shown
DRAW BY :
Claudia Ménard, graphiste
DATE :
Sept. 2003
APPROVED BY :
P.C. Goodell Ph.D.
FIGURE 5

Basement and LVS volcano-sedimentary lithologies are intruded by plutonic bodies of intermediate to felsic compositions of Upper Cretaceous to Lower Tertiay Age. Granodiorite bodies are recognized over two epochs, one at 85.0 Ma. and a second at 45.3 Ma. Quartz diorites have ages ranging between 47.9 Ma and 28.3 Ma. (Wilkerson et al, 1988). A 40 km wide linear belt of these intrusive bodies is exposed in windows throughout the State of Chihuahua (Consejo de Recursos Minerales, 1994, Figure 5). The rocks are relatively fresh but zones of alterations, hornfelses, marbles and skarns are developed adjacent to some intrusive bodies.

Although the layered rocks appear to be tilted 30° to the east, the area is relatively unfolded, and deformations of the Batopilas and Piedras Verdes Districts are essentially controlled by shear faulting and tensional fracturing. All units are strongly block faulted but stratigraphic displacements along faults do not exceed 200 m. Most of the fractures, the dykes and veins that have intruded and formed along them strike between N35°E and N30°W. The area controlled by faulting formed large extensional blocks.

2.2 Geology of the Project Area

There is little published information on the details of the geology and history of mining and exploration on the Santa Maria end Florida projects area. The regional map from Consejo de Recursos Minerales, (1994) suggest s that about 60 to 70% of the surface is underlain by rhyolitic and dacitic ignimbrites of the UVS and andesites of the LVS rocks are exposed at lower topographic levels in valleys and canyons of the properties (see Figure 6). Unfortunately there has not been any detailed geological mapping on the property and much of the map is based on air photo interpretation and the geology must be regarded as tentative at this time.



LEGEND
Mid Tertiary Volcanics
Lower Tertiary Intrusives
Lower Tertiary Volcanics
Limestone and Skarn
Geological Contact
Fault
Block Fault
River
Road
Property Boundary
Mineral Occurrence
Sample Location
107°57'
27°04'
N
TO BAHUICHIVO
CIENEGUITA MINE (GLAMIS GOLD)
POTRERITOS
EL TRIGUITO
PIEDRAS VERDES
SAN JOSE DEL PINAL
LA FLORIDA
SANTA MARIA STRUCTURAL ZONE
SAUZAL CIENIGUITA LINEAMENT
URIQUE LINEAMENT
RIO BARRANCA DEL URIQUE
COBRA
EL SAUZAL 6KM
SM #5 : 1.16 g/t Au
SM #1 : 4.05 g/t Au
SM #2 : 5.50 g/t Au
SM #3 : 1.07 g/t Au
SM #4 : 2.86 g/t Au
SM #6 : 1.47 g/t Au
SP #1
SM #7
LN #1
LN #2
LN #3 : 292 g/t Ag; 14.2% Cu; 0.72% Zn; 1.36% Pb
SJ #3 : 293 g/t Ag; 5.64% Zn; 9.10% Pb
SJ #4 : 436 g/t Ag; 6.02% Zn; 10.0% Pb
SJ #5 : 99.9 g/t Ag; 0.36% Zn; 0.87% Pb
Scale
0 500 1000 2000 metres
Dia Bras Exploration Inc
SANTA MARIA & FLORIDA PROJECTS
GEOLOGY & MINERALIZATION
STATE OF CHIHUAHUA MEXICO
TECH WORK BY : P.C. Goodell Ph.D.
SCALE : As shown
DRAW BY : Claudia Ménard, graphiste
DATE : Sept. 2003
APPROVED BY : P.C. Goodell Ph.D.
FIGURE 6

2.2.1 The Santa Maria Project

Santa Maria Project covers a large area which lies 4 km west of the Urique River and 10 km north/northwest of El Sauzal. It covers some of the highest and lowest elevations in the area. The UVS is horizontal in parts of the northwest of the area, but is involved in extensional collapse in the remainder of the area, and in some places it dips 40° to the east. The LVS is present in the lower elevations. The dominent Carrisal drainage runs west to east across the central zone to the village of Carrisal at its mouth on the Urique River, and an elevation change of over 1000 m is noticed. The Pisiachi drainage to the north and Guasimas drainage to the south are also flowing west to east, and provide good exposure of the stratigraphy. Santa Maria has abundant evidence of widespread epithermal precious metal mineralization. Evidence consists of old underground workings on veins, surface trenches on veins, and pits. Numerous stories of additional mine workings and old smelters are told by the local people. Two main zones are discussed below.

1- Very Wide Breccia Zone (VWBZ)

In the western portion of the Santa Maria claim, a very wide structural/breccia zone can be observed, which constitutes the topographic depressions between masses of horizontal UVS. This zone, also referred to as the Santa Maria Structure, is characterized by many vertical dikes and breccia zones. It can be tentatively correlated with a saddle in a mountain ridge 1.0 km to the south, and tentatively correlated with a striated hillside and disrupted zones seen 1.5 km to the north. The zone trends north-south, and lies 6 km west of the main N-S Urique lineament. It may be a volcanic vent.

2- System of veins at Mojonera (claim monument)

Several precious metal bearing veins are present in the structurally collapsed UVS, and have been mined long ago by tunnels and trenches. Given the topographic relief of the area, this could be the top of a much larger epithermal precious metal system.

2.2.2 The Florida Project

San Jose Claims

San Jose de Pinal is the termination of the road east of Piedras Verdes. It is a small village with a church and one store. The rolling hills are made up of unwelded tuffs, members of the UVS. San Jose is located at the southeastern corner of the high lands of the Mesa de Arturo Mountain mass. More than five veins are present at San Jose, and at least four of these have been mined in the distant past. The veins are for the most part parallel, trend north-south, and are close to vertical. Prominent iron oxide zones surround the veins, thus they can be followed on the surface. Samples of high grade mineralization found on the mine dumps consist of argentiferous galena.

The El Val Claims

The southwestern boundary of the Mesa de Arturo Mountain mass is the northwest-southeast trending, down to the southwest, normal fault zone which is known from El Sauzal to Cieniguita (S-C) fault zone. The zone is several kilometers wide, and the El Val claims are located over a part of this zone. The LVS are relatively thin andesitic flows, and the local basement is exposed in the lower parts of the uplifted, northeastern block under the UVS, and this basement is Cretaceous limestone. The top of the fault zone is the high, northwest-southeast, ridge visible on satellite imagery, and multiple, overlapping, down to the southwest, normal/listric faults constitute the fault zone. Felsic dikes, breccias, and hydrothermal solutions were introduced into the fault zone.

3.0 MINING HISTORY AND ECONOMIC GEOLOGY

3.1 Sierra Madre and Batopilas-Piedras Verdes Districts

The Batopilas Mining Region (Consjo de Recursos Minerales, 1994) has been subdivided into five subdistricts: Batopilas, Piedras Verdes, Urique, Lluvia de Oro and Reforma. Mineral deposit types range from porphyry copper and skarn deposits associated with intrusive bodies and the Cretaceous and Lower Tertiary basement rocks to structurally-controlled classical epithermal gold and silver fissure-filled vein deposits. The Batopilas Mining Region lies within the Sierra Madre Precious Metal Belt (Clark and De La Fuente, 1978) which extends from Northern Sonora , through Chihuahua into Durango (Figure 2). The Sierra Madre Precious Metal Belt coincides with the aforementioned belt of Cretaceous and Lower Tertiary Intrusive bodies.

3.1.1 Batopilas District

The first Spanish settlement in the area was located at Satevo, 5.6 km south of Batopilas, where gold was being mined from eluvial and gossan deposits. In 1632, an outcrop of native silver was discovered at La Nevada near Batopilas. A second vein was subsequently discovered nearby and named Nuestra Senora del Pilar (Wilkerson et al. 1988). This discovery sustained a mining boom which lasted for approximately 100 years. Some of the ore was so rich that chisels had to be used to split the massive native silver into manageable portions after the waste rock had been removed.

A second boom occurred towards the end of the eighteen century when the Carmen Mine was operated by Don Angel Bustamante and the San Antonio (later called the San Miguel) Mine was operated by Cristobal Perez. Mining stopped on the onset of the Mexican War of Independence that lasted from 1810 to 1821.

A third phase of activity between 1862 and 1914 was terminated by the political upheavals associated with the Mexican Revolution in 1910. Since 1915, there have been sporadic attempts to develop small prospects in the area. Approximately 9,3 thousand tonnes (300 million ounces) of silver is estimated to have been produced from the Batopilas District (Wilkerson et al, 1988) mainly from the Todos Santos-Roncesvalles, Caballo-Camuchine, San Miguel and the Descubridora-El Triumpho vein systems. The native silver occurs as irregular pods with calcite in north- and northeast- trending fissure veins hosted in sub-volcanic granodiorite plugs, fine-grained diorite and intruded in the 'LVS.

The discovery of a major disseminated (high sulphide, epithermal) gold deposit at El Sauzal, 13 km west of Batopilas in the "Lower Volcanic Suite" by Francisco Gold Corporation (1996) has renewed interest for the region. The El Sauzal deposit is now owned by Glamis Gold Ltd, following the take-over of Francisco Gold Corp. It is located 6 km southwest of the Santa Maria property boundary, (see Figure 4). The prospect was initially introduced to Francisco Gold in August of 1995 by a gambusino (local artisan miner).

Subsequent check sampling from abandoned small-scale workings in silicified rocks returned values greater than 1.0g/t Au (Mc Lean, 1997). The area was then mapped and covered with a soil and rock chip sampling survey. A geophysical survey was also completed and anomalies associated with high chargeability and resistivity (areas with high pyrite and silicification) were selected as potential drill targets. The El Sauzal mineralization is contained in two deposits referred to as the West and the East Zones. The Deposits are part of a large flat lying epithermal system which has been broken into several fault bounded segments. Near surface, disseminated native gold mineralization up to 250 m in thickness is associated with intense hematite and alunite, silicification and hydrothermal brecciation. The mineralization is hosted in silicified rhyolite breccia in a structure interpreted by Glamis Gold to be a collapsed dome. Argillic alteration is believed to extend upward into the overlying cover rocks. Another interpretation support that the El Sauzal deposit is a down-dropped block of the UVS along an extensional structure, which has been silicified and mineralized.

Glamis Gold is now spending US$101.0 millions to bring the 2,05 million ounces deposit to production by the first quarter of 2005. With a mining grade of 3.37 g/t Au the future mining operation will be processing 5,500 t/d of ore to recover on a yearly basis, 190,000 oz of gold over a 10 year mine life. Production cash cost is estimated at US$110/oz of gold.

3.1.2 Piedras Verdes District

The Piedras Verdes mining district is located 3 km northwest of San Jose del Pinal and extends northwest for several km. It is characterized by many old cuts, pits and previous mining operations in skarn deposits developed in limestones near the intrusive contact with a granodiorite. The mines began production on a small scale between 1968 and 1970 (Conseljo de Resourcos Minerales, 1994). Recent mining began in 1995 with a daily production of about 50 tonnes per day. Ore was being mined and trucked to Bahuichivo for shipment by rail to La Junta and thence by truck to the mill at Calera. Operation stopped in October 1996 due to lack of sufficient working capital. The contact metasomatism ore (or skarn) is mainly coarse sphalerite and chalcopyrite with bornite and pyrite. Reported grades were in the order of 3% zinc, 6% Cu and 350g/t Ag.

3.2 Urique District

The Urique District is characterized by classical gold-rich fissure veins hosted by andesitic flows of the LVS. The main mineralized structure, the Rosario Vein strikes N010°E and dips an average of 60° to the southeast. Mining activities in the area started before 1910, however there are no records regarding the total production, most of which has been by gambusinos. In 1929, production is recorded as of 2891 t (Consejo de Recursos Minerales, 1994) from which 44 kg of gold and 1061 kg of silver, 7990 kg lead and 2686 kg of copper were recovered. Some of the ore was processed in a small cyanide plant in Urique, however much was shipped to Torreon, Coahuila.

3.3 Other Deposits of the Sierra Madre Occidental Precious Metal Province

Several other deposits in the Sierra Madre Occidental are at various stages of exploration and development, (see Figure 2). The Cienequita De Los Trejo Deposit, owned by Glamis Gold Ltd. (60%) and Aquiline Resources Ltd. (40%), located 8 km. northwest of the Santa Maria Property, is reported (Canadian Mines Handbook, 1996-97) to contain an ore reserve of 1,0 million tonnes grading 2,25g/t Au (72,000 oz of contained gold). The property has been developed for heap leaching mining and gold has been produced. Operation stopped when mining reached frsh sulfide ore and gold recovery dropped significantly.

Northwest of the project area (138 km), Manhattan Minerals Corp. is developing the Moris Gold Mine for a heap leach operation on an ore reserve (Keppes, Cassidy & Associates, 1994) of 4350 tonnes of ore grading 2,12 g/t Au and 10g/t Ag (297,000 oz. Au of which 222,400 oz are recoverable). The orebody is a 45° west-dipping vein system occupying a fault cutting flat-lying Cretaceous phillitic, calcareous and clastic sedimentary sequence overlain by Tertiary andesitic flows and volcaniclastic sediments. The fault has been the locus of intrusion by mafic dykes and subsequent hydrothermal fluid circulation and silicification. The hydrothermal activity has produced a zone of massive chalcedonic breccia varying in thickness from a few to 35 m. The breccia zone is underlain by a stockwork vein system ranging in thickness up to some tens of meters. Wallrocks near the veins have been altered to a clay-sericite assemblage.

The Mulatos project is located 175 km to the northwest of the Dia Bras project area in the State of Sonora. Previously held by Placer-Dome and Kennecott Exploration it is currently being developed for production by Alamos Gold Inc. (100% ownership). The overall resource base stands at 3.5 million oz of gold (Alamos Gold Inc. web site) with an average grade of 1.66g/t Au. Alamos has commenced a feasibility study for a heap leach mining operation for the production of 100,000 oz /year Au. Mulatos is a disseminated "high-sulphidation" epithermal type of deposit in Tertiary felsic volcanic rocks with similarities to the El Sauzal deposit.

The Dolores Project, located 50 km east of Mulatos, is owned by Minefinders Corporation Ltd. Historically, from 1772 to 1920 the deposit produced over 325,000 oz Au. Minefinders reported in December 2002 an increase in its gold and silver resources contained in the main zone of the deposit. At a cut-off grade of 0.3g/t the total resource stands at 2.77 million oz Au and 161.0 million oz Ag with an open pit reserve of 12,700,000 tonnes grading 1.99 g/t Au and 34.3 g/t Ag (700,000 oz Au) at a stripping ratio of 13 to 1. The property covers an epithermal disseminated gold system of the Adularia-sericite type, hosted in LVS felsic to intermediate volcanic rocks exposed in a window through the Late Tertiary ignimbrite cover.

4.0 MINERALIZATION POTENTIAL OF THE SANTA MARIA AND FLORIDA PROJECTS

4.1 Recent Work

A field trip was made to visit the mining properties of Santa Maria, San Jose and El Val. The author visited the two project areas between the 19th and 21st of August 2003, in the company of the property vendor, Mr. Allen Zebrowski and Canadian geologists Mr. Rejean Gosselin and Mr. Andre St-Michel representing Dia Bras Exploration and Mr. Hugo Galan, a candidate to a masters degree in geology. Three ground traverses were completed in the southern half of the properties (see figure 6) at various locations of interest.

The comments in this section are based on information provided by Mr. Zebrowski and observations made during the traverses by the various participants. A large amount of samples were taken during the visit and 18 representative samples were sent to be analysed by ICP-MS partial extraction method to Activation Laboratories Ltd. in Tucson Arizona where samples were prepared and shipped to the Ancaster Branche, (Ontario, Canada) of the Laboratory for analysis. When the content in base metal content exceeded the detection limit (10,000 ppm) of the ICP-MS method, the samples were reanalyzed with the Aqua Regia- AA method. Four of these samples were not collected on the properties as such. The 14 samples taken from the claim area are presented on Table 1, with sample description and ICP-MS results for Au, Ag, Cu, Zn and Pb. The entire analytical results are presented in Appendix 2 and samples locations on Figure 6.

4.2 The Santa Maria Project

A 'V' shaped block of mountain mass, the far southeast corner of the Mesa de Arturo, in the Urique Municipio of the Sierra Madre of Chihuahua, is the object of the following discussion (see Figure 5).

On a regional map, at the point of the 'V' in the southeast is the 2.2 million ounces of gold El Sauzal Gold Deposit. The 'V' makes an angle of 45 degrees between the arms, one of which trends north, which is up the Urique River and the Urique Lineament. The other arm trends northwest, and constitutes the El Sauzal-La Cieniguita Lineament (S-C fault zone). Elevation rises from 400 meters at the river at El Sauzal to 2100 meters at San Jose, the site of one of the claim blocks.

Running N10°W parallel to the north arm of the V, is the VWSZ, the principal target for the Santa Maria project. It extends from "Mesa Colorada" (Cerro Berelleza), passing to the West of Cerro Pisiachi, and exits the claims to the West of Cerro Carboneras. In some cases, the gold mineralization penetrates the UVS along breccia zones, as at the claim marker site ("P.P.") of the Santa Maria claim, known as the Santa Rosa prospect. Gold values from 3 to 30 grams are sporadic but common along a width of 1 to 2 meters.

TABLE 1: SANTA MARIA FLORIDA PROJECTS
SAMPLE CATALOGUE
FIELD VISIT, AUGUST 2003

Sample no.	Location UTM		Sample Descriptions	ICP-MS (partial extraction) analysis				
	Lat	Long		Au (ppb)	Ag (ppm)	Cu(ppm)	Zn(ppm)	Pb(ppm)
Santa Maria Claim								
SM #1	2999291	209730	located near the Mine Monument; sample taken from pile of white	4050	2.23	452	461	831
			material on top of dump on east side of trench; Terrero East.					
			Welded tuff; strong argillic (clay) alteration					
SM #2	2999291	209730	located near the Mine Monument; sample taken from the vein;	5500	2.51	197	1362	774
			Altered rock.					
SM #3	2999291	209730	located near the Mine Monument; sample selected from mine dump,	1070	7.02	295	1080	1720
			Emphasizing vuggy quartz samples. Altered tuff; clay, hematite, lichen					
SM #4	2999291	209730	located near the Mine Monument; sample taken from pile of red material	2860	3.12	156	194	295
			on top of dump on the west side of trench; Terrero West.					
			Altered welded tuff; strong argillic and hematitic alteration.					
SM #5	2999334	209729	located approximately 100 meters north of Mine Monument, probably on	1160	3.24	114	6250	2190
			the same vein. Fracturing and brecciation, fractures lined with					
			hydrothermal? Goethite and hematite; green-chalcedony.					
SM #6	2999291	209730	located at the Mine Monument, the same as #2. Hand selected to test	1470	2.77	168	130	260
			Values of strong hematite and brecciation. Sample shows change from					
			altered to silicified. Also, unusual green material.					
SM #7	2999305	209841	located approximately 100 meters east of Mine Monument; Santa Rosa	12.7	0.45	154	533	178
			Cantera. Tuffs, argillic and hematitic alteration.					
San Pedro								
SP #1	2999344	200693	located approximately 200 meters south of Mine Monument;	751	7.37	3860	4300	582
			Wide breccia zone, grey altered rock with hematitic alteration.					
San Jose Claim								
SJ #3	2997468	207063	Vein #3. welded tuff, with strong argillic alteration; also silicification.	318	293	1129	>10000	>10000
			Definite high grade vein material, showing argentiferous galena and					
			sphalerite.					
SJ #4	2997468	207063	Vein #4. welded tuff, with strong argillic and limonitic alteration;	113	436	2582	>10000	>10000
			Silicification. Definite high grade vein material, showing argentiferous					
			galena and sphalerite.					
SJ #5	2997468	207063	from the most prominent mine dump; gravel and fines	253	89.9	212	3650	8670
El Val Claims								
LN #1	2997468	207063	2.56 mts. Wide; breccia, altered rock.	512	2.58	10.7	62.2	47.2
LN #2	2997468	207063	quartz-epidote rock; complete replacement of prior rock, with pink	Results pending				
			remnant zone; phenocryst leaching, latticework from the leaching.					
LN #3	2997468	207063	sulfide mineralization in argillized rock, pyrite +;	18.4	104	>10000	4550	4330

The samples collected during the field visit are described as altered and brecciated volcanics and quartz veins with strong iron oxide alteration characteristicof the Santa Maria structural zone. Six of the samples (SM #1 to SM #6) revealed gold conntent ranging from 1.07 to 5.5 g/t Au and 2.23 to 7.02 g/t Ag. The same samples returned a maximum of 452ppm Cu (SM #1), 0.62% Zn and 0.21% Pb (SM#5). These results confirm the Santa Maria structural zone as a prime exploration target for gold and silver mineralization. In reality, this mineralization must be considered only an indicator of the potential of the structure in the underlying LVS, because the strength of the mineralizing structure occurs lower in elevation, and only certain members of the main structure appear to be mineralized in the upper elevations.

Thus, an overall, initial evaluation of the potential of these mineral claims is very positive. This investigation trip was undertaken with the initial belief that proposed exploration should be directed towards a potential satellite deposit of El Sauzal. The abundance and extent of precious metal occurrences along the Santa Maria structure (VWBZ) rather gives the perception that it is the El Sauzal deposit that is a satellite to what mineral deposits are potentially present on the Santa Maria claim.

4.3 Florida Project

Moving on the northwest limb of the 'V' up this ridge from El Sauzal is the Piedras Verdes mining district with its multiple old gold mines, placers, and prospects present on both sides of the ridge/lineament/fault. Eleven kilometers up the auriferous ridge is the town of San Jose del Pinal and the Florida claim blocks. The La Cieniguita Gold Deposit lies 7 kilometers further to the northwest along this structure. The importance of these several gold deposits on a regional basis is that this block of mountain mass is well mineralized along major structures for significant distances. El Sauzal was the first modern strike. Nevertheless, gold deposits of at least three different epithermal subtypes are known in the area, and a duplicate of the El Sauzal geology is not the only potential exploration target. Furthermore, the potential for precious metal plus base metal polymetallic mineralization is high in the El Val claim block.

The San Jose claim, host a previous producing gold and silver mine. Out of 8 known distinctive mineralized structures, 5 have been mined in the past, with development on several levels. Grades were averaging 6 g/t of gold, 1,200 g/t of silver, 15% lead, 0.5% copper and 2% zinc. Most of these structures are siliceous, refractory-type deposits; however there are also skarn-related mineralization where the best ore grades have been reported. These widespread skarns formed along with numerous high grade copper and zinc oxide and sulfide bodies present. Multiple vertical dike/breccia/vein zones are present, and trend into near horizontal, manto, limestone replacement, skarn deposits. These characteristics are repeated for a substantial distance of more than 7 kilometers along the S-C fault zone, and numerous small mines have operated on this zone in the past. Topographic relief in the area is large, up to 800 m. The silicified, vertical, dike/breccia/vein bodies control the topography, and the oxidation of copper deposits present in the dike/breccia/vein bodies has stained the cliff faces green, giving origin to the name of part of the mining district, Piedras Verdes, or Green Rocks. Examination of the outcrops by airplane reveals the green color over many kilometers.

The Val claims include a portion of the southeastern extent of this mineralized zone where it forms a 300 m high mineralized cliff. At La Narizona, it has been exposed by prior prospecting, and it was mapped and sampled. Documented mineralization consists of two poly metallic vein occurrences La Florida #1 and 2;(Consejo de Resorcos Minerales, 1994) hosted in "LVS" andesites at the village of San Jose del Pinal. Consejo de Recursos Minerales (1994) state that the vein at Florida #1 ranges up to 6,0 metres in width and has been traced over a length of 250 metres. Typical minerals include galena, chalcopyrite, bornite, arsenopyrite, acanthite, stibnite, sphalerite, hematite, auriferous pyrite, and gold. In some of the oxidized sections, there have been cuprite, native copper, native silver, hydrozincite, pyromorphite, and various lead/zinc arsenophosphates. A copper zone with an average width of four meters and value as high as 6 g/t of gold and 1,000 g/t of silver and 20% copper has been identified. (A. Zebrowski, Geologist. personal com)

During the field visit, three samples described as altered high grade vein materials were collected from the San Jose del Pinal vein locate on the San Jose claim. Sample SJ #3 returned the following results: 318 ppb Au; 293g/t Ag, 0.11% Cu, 8.26% Zn and 3.88% Pb. Sample SJ #4, contains 318 ppb Au; 436.0g/t Ag; 0.26% Cu;14.04%Zn and 8.93% Pb. Sample SJ #5: 353 ppb Au; 90g/t Ag, 212ppm Cu; 0.35% Zn and 0.87% Pb.

On the adjoining El Val claim, 3 samples were also collected for analysis. Sample LN #3 representing a massive sulfide phase of a large skarn system returned the following values: 18.4 ppb Au; 104g/t Ag; 3.11% Cu; 0.45% Zn; 0.43% Pb. The 2 other samples were collected from wall rock carried lower values. The analytical results of the above samples confirm the potential of the Florida project for high grade precious and base metal mineralization..

5.0 OTHER CONSIDERATIONS

5.1 Exploration

Since acquiring the property in late July 2003, Dia Bras has not performed any systematic field work on the properties.

5.2 Drilling

None of the mineral occurrences described in this report have been drilled by Dia Bras Exploration. All data collected on and all observations made for the property have been from surface exposures, either outcrops trenches, adits and old mines.

5.3 Sampling Method and Approach

During the field visit of the of August 2003 only prospecting representative grab and chip samples were collected from outcrops, adits or mine dumps for potential base and precious metal mineralization. Each sample was placed in an individual plastic bag and assigned a unique number. Sample bags were numbered on both sides and the bags were sealed with twines. Notes were recorded at the samples site. Descriptions of the samples collected during the field trip are presented in Table 1.

5.4 Sample preparation, analysis and security.

No sample preparation or quality control measures were implemented for the samples collected during the field visit of the properties. Nevertheless, all samples were securely stored prior to shipment to the laboratory. They were carefully packaged in 2 cardboard boxes and shipped to the laboratory Actlabs of Tucson Arizona via Federal Express a bonded courier company. To the best of the knowledge of the author sample security was very good.

The laboratory procedure in handling and analysing the samples are described in Appendix 3.

5.5 Data Verification

Formal quality control procedures have not yet been established for the project.

5.6 Adjacent Properties

The recommended work program is based upon results obtained to date from previous exploration and development work identified on the 2 project areas. All references in this report to mineralised samples are for samples collected from the project areas.

5.7 Mineral Processing and Metallurgical Testing

The projects are at an early stage of exploration and no mineral processing and metallurgical testing have been performed thus far on any sample collected to date. Nevertheless, representative samples from various sites will be subjected to the Nichromet chlorination extractive technology in the near future. Results of those tests will be described in a separate report.

5.8 Other Relevant Data and Information

All relevant data and information obtained from previous exploration or mining are included in this report.

6.0 CONCLUSIONS

The Santa Maria and Florida projects are strategically located in the Batopilas and Piedras Verdes Mining Districts. The area, part of the Sierra Madre Precious Metal Belt, is known for its prolific precious and base metals production from epithermal type mineralization along regional structures.

The largest and most prominent structural feature on the Santa Maria project area is the N10W fault-controlled Santa Maria structure, with mineralized UVS and LVS and siliceous end-members intruding sporadically. The structure is composed of multiple, en-echelon lithographic members over a width exceeding 400 meters or more and striking N10W along the center of the claim. Likewise, the multiple structures appear to extend to the north and to the south as well, striking directly S10E to intercept the El Sauzal mineralization. The Santa Maria structure belongs to the tectonic timeframe of the formation of the Urique River from another graben effect and its presumed that the southern extremities are the source of the El Sauzal fault blocks. Gold values from 3 to 30 grams are sporadic but common along a width of 1 to 2 meters. In reality, this must be considered only an indicator, because the strength of the mineral occurs lower in elevation, and only certain members of the main structure appear to be mineralized in the upper elevations.

On the Florida project, previously known and developed mineral sites have been along these NE-SW shear/breccia zones, as at San Jose del Pinal and numerous high-grade Au/Ag prospects now part of the Florida project. On the claims, there appear to be at least 8 distinctive mineralized structures, most of them siliceous, refractory-type deposits, however there are also skarn-related mineralization, and most of the highest grade ores have been from some of the skarn deposits. The structures and "veins" range in size from 0.3 to 4 m in width, and from surface expressions of 50 to 4,000 meters in length, some extending onto neighboring properties, where mining was carried on until recently, at 90 t/day for the last 25 years. Grades of ore values generally exceeded $500U.S./mt in value in the neighboring extensions.

7.0 RECOMMENDATIONS

A comprehensive exploration program is recommended on the two project areas. The program will include 1) surface and underground mapping and sampling of all known mineralized zones on the properties, 2) trenching of selected sites dependent upon initial analytical results, 3) search for new mineralized zones through the methodology of following up on suggestions and knowledge of local prospectors (this is the methodology successfully used in the initial discovery of El Sauzal), 4) pursuit of the answers the questions, as listed below.

Exploration should emphasize the San Jose Mine, where resources might be identified quickly within present vein extensions. Ore in place may exist there, and access is by road. Trenching and sampling of other veins in the area may provide new opportunities.

Questions concerning the presence of base and precious metal deposits in these claims. 1) What is the nature and character of wall rock alteration around known deposits? 2) What is the nature of the big structures, and their smaller associated structures? 3) Where are the known deposits with respect to geochemical zoning and boiling in these epithermal systems? Answers to these questions can lead to the discovery of blind deposits.

Remote sensing analysis of primary, digital, data can lead to answers to questions #1 and #2, rock alteration and big structures, respectively. For exploration efficiency and the possibility of greater exploration success, it is recommended to use remote sensing as a prospecting tool.

7.1 Proposed Exploration Budget

Budget

ACTIVITIES

Phase 1A: PROSPECTING	Value $US	
Preliminary:		
Data review, airphoto interpretation,remote sensing and project planning	$10,000	
Field activities:		
Prospect, mapping and sampling: 3 local geolo for 40 days @ $100/geo.day	$12,000	
Line, soil sampling, trenching, etc.: 10 laborers for 40 days @ $30/lab.day	$12,000	
Mechanical stripping, trenching and road construction:	$0	
D-6 tractor & 1 back-hoe: 40 days @ $450/day (rental)	$18,000	
Field support:		
Field mobilization and demob, travel expenses:Canada-Mexico	$15,000	
Field transport: 2 pick-up trucks & drivers: 40 days @$150/truck-day	$12,000	
Bush plane & helicopter rental: 50 hours@ $1000/hour	$50,000	
Fuel & lubricants, tools and field supplies: 40 days @ $1000/day	$40,000	
Base camp: room & board, supplies for 2 months: 20 men @ $50/manday	$30,000	
Analytical and Report:		
Sample processing, analysis & met. testing: 1600 samples x $15/sample	$24,000	
Data processing, report writing: 15 days @ $350/day	$5,250	
Project supervision and Management: 20 days @ $450/day	$9,000	
Sub-total Phase 1A	$237,250	
Contingency: 10%	$23,000	
Total phase 1A	**$260,250**	
Phase 1A: EVALUATION DRILLING	**Value $US**	
Field activities:		
Drill access road & drill pad construction:		
D-6 tractor: 10 days @ $450/day (rental)	$4,500	
Diamond drilling: 1200 meters @ $150/m (all inclusive)	$180,000	
Drill supervision, core logging & samling:		
1 geologist& 2 laborers for 20 days @ $300/day	$6,000	
Field support:		
Field mobilization and demob, travel expenses	$5,000	
Field transport: 2 pick-up trucks & drivers: 20 days @$150/truck day	$6,000	
Bush plane & helicopter rental: 10 hours@ $1000/hour	$10,000	
Fuel & lubricants, tools and field supplies: 20 days @ $1000/day	$20,000	
Base camp: room & board, supplies for 2 months: 8 men @ $50/manday	$12,000	
Analytical and Report:		
Sample processing, analysis & met. testing: 1300 samples x $15/sample	$19,500	
Data processing, report writing: 15 days @ $350/day	$5,250	
Project supervision and Management: 20 days @ $450/day	$9,000	
Sub-total Phase 1B	$277,250	
Contingency: 7%	$19,350	
Total phase 1B	**$296,600**	**IN CAD**
TOTAL PHASE 1	**$556,850**	**$774,000.00**

Phase 2: DEVELOPMENT DRILLING & BULK SAMPLING		
Diamond drilling: 10 000 meters @ $200/m (all inclusive)	$2,000,000	
Bulk sampling (San Jose project): 10 000 tonnes @ $120/t	$1,200,000	
Project supervision and Management	$300,000	
Sub-total Phase 2	$3,500,000	
Contingency	$350,000	
Total phase 2	**$3,850,000**	
TOTAL PROGRAM	**$4,406,850**	**$6,125,000.00**

8.0 BIBLIOGRAPHY

Clarke, F.K. and De la Fuenta, L.F., 1978; Distribution of Mineralization in Time and Space in Chihuahua, Mexico. Mineraliumm Deposita, v. 13, pages 27-49.

Consejo de Recursos Minerales , 1997; Monografia GGeologici-Minera del Estado de Chihuahua. Publication M-14e, Secretaria de Energia, Minas e industria Paraestatal, Subsecretaria de Minas, 297 pages.

Sellepack, S. 1997; The Geology and Geochemistry of the El Sauzal Pold Prospect, Southwest Chuhuahua, Mexico, Unpublished M.Sc. Thesis, University of Texas at El Paso, 250p.

Wilkerson, G., Deng, Q., Llavona, R., Goodell,P., 1997; Batopilas Mining District, Chihuahua, Mexico. Economic Geology, Volume 83, 1988, pp. 1721-1736.

Zebrowski, Allen, July 2003; San Jose & Val Projects, Cia. Polo y Ron Minerales, S.A. de C.V. Ejido Piedras Verdes, Municipio Urique, Chihuahua, Mexico, El Paso, Texas, 2 pages.

Websites consulted

Alamos Gold Inc.: www.alamosgold.com

Gammon Lake Resources Inc.: www.gammonlake.com

Glamis Gold Ltd.: www.glamis.com

Golden Goliath Resources Ltd.: www.goldengoliath.com

Minefinders Corporation Ltd.: www.minefinders.com

CERTIFICATE

I, PHILIP C. GOODELL, Ph.D. residing at 6024 Pinehurst, El Paso, Texas, USA, 79912, do hereby certify that:

1- I am an Associate Professor of Geology, University of Texas at El Paso. I have been practicing my profession since graduation.

2- I hold the following University degrees:
- B.S. from Yale University in Solid State Physics in 1964;
- M.S. from Harvard University in Geology in 1966;
- Ph.D. from Harvard University in Geology in 1970
- Dissertation title: Geology and Geochemistry of the Julcani
- Mining District, central Peru. (this epithermal deposit is
- owned and operated by Buenaventura).
-

3- I am a member of the following professional associations and societies:
- American Association of Petroleum Geologists (AAPG);
- American Geophysical Union;
- American Nuclear Society;
- El Paso Geological Society;
- Geological Society of America;
- Mineralogical Society of America;
- National Association of Geosciences Teachers;
- Society of Economic Geologists.

4- I am familiar with the geology and environment of the State of Chihuahua, and more particularly the Batopilas and surrounding mining districts where the Santa Maria and Florida Projects of Dia Bras Exploration are located. Since 1975 I have conducted several studies and researched on various geological and environmental aspects of the region. I have also authored and co-authored numerous publications on these subjects. Notably, I co-authored an article titled The Batopilas Mining District, Chihuahua, Mexico, published in the Economic Geology (Volume 83, pp. 1721-1736). I have also supervised and assisted several graduate students in their research on various aspects of the geology and economic mineralization of the State of Chihuahua. I have visited and studied the El Sauzal gold deposit of Glamis Gold Ltd. In 1997, I was chairman and supervisor to Mr. Steven Sellepack, Master of Science thesis with the title: The Geology and Geochemistry of the El Sauzal Gold Prospect, Southwest Chihuahua, Mexico. This thesis was supported by Alta Pimeria, the discovery company of El Sauzal. I have personally visited this region approximately 60 times, either as a mineral exploration consultant or as a researcher.

5- I have worked on projects that were similar in nature to that being reported upon in this report. I am a "Qualified Person" in the context of the Canadian National Instrument.

6- I am the author of this report. As of the date on this certificate I am not aware of any material fact that is not reflected in this report.

CERTIFICATE

7- I do not have an agreement, arrangement or understanding to become an insider, associate, employee or a partner of Dia Bras Exploration Inc.

8- I have not received nor do I expect to receive any interest in the Santa Maria and Florida projects and their properties. I do not own nor do I expect to receive, directly or indirectly, any securities of Dia Bras Exploration Inc. or any affiliated company.

9- My relationship with Dia Bras Exploration Inc. is strictly at arms length and I do not expect additional work in the future.

10- In my professional opinion the project areas reported in this report are of potential merit and further work is highly justified.

11- This report is based upon my personal visit to the area, review of pertinent data, and discussions with persons familiar with the general region.

12- I consent to the use of this report by Dia Bras Exploration Inc.

El Paso, Texas
September 22, 2003

Philip C. Goodell, Ph.D.

PRESS RELEASE

No 12

DIA BRAS EXPLORATION INC.
2930 - 630 René-Lévesque Blvd. West
Montréal, Québec H3B 1S6

Symbol on TSX-Venture: **DIB**
Shares issued and outstanding: **35,923,324**
Closing price on June 9, 2004: **$0.98**

DIA BRAS SELLS A NICHROMET LICENCE TO ECU SILVER MINING INC.

Montréal, Québec, June 10, 2004 - Dia Bras Exploration Inc. ("Dia Bras" or the "Company") is pleased to announce today that the signature of a letter of intent with ECU Silver Mining Inc. ("ECU Silver") concerning the acquisition by ECU Silver of the right to utilize the Nichromet technology for its mining projects in Mexico.

Dia Bras would sell to ECU the right to use and install all the proprietary technology developed by Nichromet for any and all of its Mexican projects. To acquire this right, ECU would issue 1,000,000 common shares to Dia Bras on the closing of the transaction. Furthermore Dia Bras would be entitled to a 1.5% NSR royalty on any ore from the Mexican properties of ECU Silver processed with the Nichromet technology. Ecu Silver would have the right to buy back a 0.5% NSR for CDN$500,000.00.

Dia Bras would make a private placement in units of ECU Silver for a total amount of CDN$200,000, each unit being comprised of one common share and one common share purchase warrant. The units will be priced according to the pricing policies of the TSX Venture Exchange. The proceeds of the private placement are to be used by ECU for the installation of a metallurgical laboratory to test samples using the Nichromet technology and to hire and train the personnel required to operate the laboratory.

This investment in ECU gives Dia Bras the right to use the metallurgical laboratory, and any pilot plant that could be built subsequently, for testing materials at cost plus 10%..

The letter of intent is subject to the approval of the regulatory authorities and the board of directors of both companies. A due diligence process is to be initiated immediately, followed by a formal agreement.

30

FOR FURTHER INFORMATION, PLEASE CONTACT:

RÉJEAN GOSSELIN, President
Telephone: (514) 866-6001
Fax: (514) 866-6193

PIERRE THOMAS LAFLAMME, Investor relations
Telephone: (819) 847-2879

Or visit our website: WWW.DIABRAS.COM

PRESS RELEASE

NO 11

DIA BRAS EXPLORATION INC.
2930 - 630 René-Lévesque Blvd. West
Montréal, Québec H3B 1S6

Symbol on TSX-Venture: DIB
Shares issued and outstanding: 35,923,324
Closing price on May 25, 2004: $0.98

MEXICO: HIGH GRADE CU-AU-AG PROPERTY ACQUISITION

Montréal, Québec, May 26, 2004 - Dia Bras is pleased to announce that it has entered into an option agreement to purchase the Promontorio and Hidalgo copper, gold and silver properties covering 45 hectares located in the state of Chihuahua, Mexico.

According to a report by Mine Development Associates (MDA) of Reno, Nevada, **the properties contain indicated resources of 625,000 tonnes grading 4.04% Cu, 2.61 g/t Au, 65.79 g/t Ag and inferred resources of 398,000 tonnes grading 3.87% Cu, 2.19 g/t Au and 59.16 g/t Ag for total resources of 1,023,000 tonnes.** The indicated resources established by MDA were based on 57 diamond drill holes (NQ and BQ core sizes) drilled by Sierra Nevada Gold. MDA took 15 samples of core and five samples from the underground workings as an independent check of the mineralization at Promontorio. MDA did a detailed cross section polygonal model of the deposit, including geology, mineralization type and vein type. Approximately 50% of the resources are amenable to open pit. Some of the drill holes gave the following results:

Hole	Ft	Au oz/t	Ag oz/t	Cu %
95-03	82	0.18	3.07	7.33
96-01	55	0.10	3.88	7.98
96-36	34	n/a	0.20	9.43

It is important to note that the drilling has not been deeper than 100 meters and that the ore reserves already outlined appear to continue for an unknown depth.

Dia Bras has an option to purchase a 100% interest in the Promontorio (E-635; T-28521; 20Ha) and The Hidalgo properties (E-379; T-14966; 25 Ha) for US$ 3,000,000 payable in six installments over a five year period; US$40,000 on signing; US$60,000 on the first anniversary; US$100,000 on the second anniversary; US$150,000 on the third anniversary; US$150,000 on the fourth anniversary and US$2,500,000 on the fifth anniversary. Dia Bras will also invest US$250,000 per year on exploration or development of the properties during the term of the option. Subject to regulatory approvals, the Company agreed to issue 150,000 common shares to a non-related party as a finder's fee.

The properties are not encumbered by any royalty.

FOR FURTHER INFORMATION, PLEASE CONTACT:

RÉJEAN GOSSELIN, President
Telephone: (514) 866-6001
Fax: (514) 866-6193

PIERRE THOMAS LAFLAMME, Investor relations
Telephone: (819) 847-2879

Or visit our website: WWW.DIABRAS.COM

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE

PRESS RELEASE

No 10

DIA BRAS EXPLORATION INC.
2930 - 630 René-Lévesque Blvd. West
Montréal, Québec H3B 1S6

Symbol on TSX-Venture: DIB
Shares issued and outstanding: 35,923,324
Closing price on May 18, 2004: $0.72

MEXICAN PROPERTIES: CONFIRMATION OF OPEN-PIT POTENTIAL

Montréal, Québec – May 19, 2004 – Dia Bras is pleased to announce additional results for hole #3 located in **Valenzuela-Incredible zone**. The high-grade 9-meter section grading 4.9% Cu, 1.44 g/t Ag and 4.38% Zn, which has previously reported, is in fact part of a **100-meter mineralized section** which begins at surface and has a grade of 0.9% Cu, 22 g/t Ag and 0.4% Zn. **The first 22 meters of this hole from surface has a grade of 2.0% Cu, 58 g/t Ag and 2.05% Zn.**

Hole #3 extends the zone of the **Valenzuela-Incredible mineralization** from previously reported Hole #12 which intersected **49 meters grading 1.07% Cu, 17.4 g/t Ag and 0.77% Zn** from surface. These two holes confirm the discovery of a mineralized breccia approximately 100 meters in diameter and 500 meters in depth. Two galleries have allowed Dia Bras to better understand this zone which outcrops at surface and therefore is amenable to open-pit mining methods. The Company has drilled four additional holes in order to quantify the open-pit potential of this zone.

The total of 10 mineralized structures discovered to date over the 5-kilometer strike length of the **Val-Valenzuela copper zone**, all outcropping at surface, increasingly support the geological interpretation of this zone as demonstrating the potential for a large open-pit bulk tonnage copper/zinc/silver/gold deposit.

The **Bolivar West zone** at Val-Valenzuela broadens the open-pit potential of this area, as demonstrated by Hole #18, which intersected a **44-meter zone** from surface at a grade of **1.1% Cu, 44 g/t Ag and 0.49 g/t Au.** The **Bolivar West zone** extends over two kilometers and a section of 500 meters of length outcrops on surface with significant quantities of chalcopyrite (Cu). The company is currently drilling the lateral extension of this 500-meter zone in order to quantify the open-pit potential.

Dia Bras has to date drilled 22 holes on the **Val-Valenzuela** polymetallic structure, and, so far, six of the ten newly identified mineralized structures have been initially drill tested – the **Incredible, Bolivar West, Bolivar North, and the El Gallo 1, 2 and 3 structures** – and demonstrate the potential for substantial open-pit-type mineralization.

Another four mineralized zones at **Val-Valenzuela** have been identified via grab and channel sampling, including the **La Montura, La Pequeña, Val and La Central structures**. These indicate surface copper grades in excess of **3.5% copper over widths of 6 meters**, and represent the opportunity to further expand the significant open-pit potential of the **Val-Valenzuela zone**. The **Pequeña zone**, which averages **3.84% copper at surface**, also carries **7 oz./silver per tonne over six meters**, and the Company intends to drill this and the other nearby structures shortly.

The Company currently has four drills on the property. Two are located on the copper zone and the other two have commenced drilling the high-grade San Jose silver property that has four veins which have been mined in the past with values exceeding **100 oz. Ag/t**.

30

FOR FURTHER INFORMATION, PLEASE CONTACT:

RÉJEAN GOSSELIN, President
Telephone: (514) 866-6001
Fax: (514) 866-6193

PIERRE THOMAS LAFLAMME, Investors' relation
Telephone: (819) 847-2879

Or visit our website: WWW.DIABRAS.COM

PRESS RELEASE

No 09

DIA BRAS EXPLORATION INC.
630 René-Lévesque Blvd. West
Montréal, QC, H3B 1S6

Symbol on TSX-Venture: **DIB**
Shares issued and outstanding: **35,923,324**
Closing price on May 5, 2004: **$0,73**

DIA BRAS MEXICO CUTS 49-METER THICK MINERALIZED ZONE

Montréal, Québec –May 6, 2004 - **DIA BRAS EXPLORATION INC.** (the "Company" or "Dia Bras") announces the results for the holes # 8 to 15, part of the 70 hole-drilling program which is currently testing the Val/Valenzuela polymetallic structure. Hole DIA-012-04 intersected two mineralized zones, including a **49-meter thick intersection grading 1.07% Cu, 17.4 g/t Ag and 0.77% Zn.**

The holes #8, 10, 12, 14 and 15 were drilled to test the Zone Increible where hole **DIA-003-03** has returned a high grade section of **9 meters grading 4.91% Cu, 144 g/t Ag and 5.38% Zn.** The results are listed below:

ZONE INCREIBLE
Hole DIA-008-04 overshot the mineralized breccia and returned in the first meters:

FROM	TO	THICKNESS	CU %	AG G/T
6.0	14.0	8.0 m	0.42%	6.7 g/t

Hole DIA-010-04 was stopped short of the zone. No values to show.

Hole DIA-012-04, located on the Zone Increible, cuts the mineralized breccia from surface to 94 meters and returned these results:

FROM	TO	THICKNESS	CU %	AG G/T
1.0	**19.0**	**18.0 m**	**0.56%**	**97.5 g/t**
Including 1.0	4.0	4.0 m	0.97%	452 g/t
And 16.0	19.0	3.0 m	1.43%	89.3 g/t + 1.11% Zn
45.0	**94.0**	**49.0 m**	**1.07%**	**17.4 g/t and 0.77% Zn**
Including 46	49	3 m	2.21%	54.9 g/t
and 54	60	6 m	1.19%	30 g/t and 0.94% Zn
And 86	**94**	**8 m**	**2.77%**	**34.9 g/t and 1.06% Zn**

Hole DIA-014-04 and DIA-015-04 returned several mineralized zones over short widths. **It is interesting to note that for the first time gold was reported in the Zone Increible.**

DIA-014-04:
From 4 to 7 meters **1.57 g/t Au**, 61.2 g/t Ag and 0.86% Cu over 3 meters,
from 13 to 15 meters 30.9 g/t Ag and 1.38% Cu over 2 meters and
from 62 to 65 meters 23 g/t Ag, 0.77% Cu and 2.29% Zn over 3 meters.

DIA-015-04:
From 13 to 18 meters 99 g/t Ag and 0.40% Cu over 5 meters,
from 24 to 26 meters 28.4 g/t Ag and 1.35% Cu over 2 meters,
from 31 to 34 meters 97 g/t Ag and 1.81% Cu over 3 meters and
from 36 to 37 meters 53.4 g/t Ag and 1.75% Cu over 1 meter

Hole DIA-017-04, drilled to test the El Gallo II, is now being assayed. Hole DIA-019-04, located in the same area, was started recently.

ZONE BOLIVAR NORTH

The holes DIA-009-04 and DIA-013-04 did not intersect mineralization. Hole # 13 stopped because of technical problems.

ZONE BOLIVAR NORTHWEST

The hole DIA-011-04 cuts a zone of 1 meter grading 1.93% Cu, 22.5 g/t Ag and 0.19 g/t Au between 268 and 269 meters.
Holes DIA-016-04 and DIA-018-04 were drilled to test the same zone and both cut thick mineralized sections. They are now being assayed.

The Company is now operating with four drill rigs. Two machines will continue to probe the Val/Valenzuela polymetallic zones and two drills will test the 462-hectares San Jose property where five 300-metre long veins varying in thickness from 1.0 to 4.0 meters are identified. Assays on selected samples reached 6.35 g/t Au, 5215 g/t Ag, 1.33% Cu, 2.39% Zn and 30.8% Pb.

FOR FURTHER INFORMATION, PLEASE CONTACT:

RÉJEAN GOSSELIN, President
Telephone: (514) 866-6001
Fax: (514) 866-6193

PIERRE THOMAS LAFLAMME, Investors relation
Telephone: (819) 847-2879

Or visit our website: WWW.DIABRAS.COM

PRESS RELEASE

No 08

DIA BRAS EXPLORATION INC.
2855 - 630 René-Lévesque Blvd. West
Montréal, Québec H3B 1S6

Symbol on TSX-Venture: DIB
Shares issued and outstanding: 35,923,324
Closing price on April 22, 2004: $0.93

MEXICAN PROPERTIES: DRILLING PROGRAM UPDATE

Montréal, Québec – April 23, 2004 - As of today, **DIA BRAS EXPLORATION INC.** (the "Company" or "Dia Bras") has completed 16 holes representing a total of 3,021 meters of diamond drilling. Drilling was concentrated on the *Piedras Verdes* property surrounding the ancient Bolivar Mine (Cu, Zn and Ag) which the Company is in the process of acquiring. Two drill rigs are being used on the *Piedras Verdes* and a third one is planned to start on the San Jose silver property. As of today, the Company has identified 12 different mineralized structures in a radius of five kilometers, of which only five were drill tested. The Company has announced the results of the first seven holes while 408 samples from holes 6, 8, 9, 10, 11, 12, 14, 15 and 16 are being processed at ALS Chemex laboratory in Vancouver.

Assay results from channel samples for three newly identified mineralized structures are listed below:

STRUCTURE	WIDTH	AG (G/T)	CU (%)	ZN (%)
La Montura	2 m	10.0	0.21	0.50
La Montura	2 m	53.1	7.22	4.60
La Montura	2 m	39.0	3.63	18.40
LA MONTURA	**TOTAL 6 M**	**34.0 G/T**	**3.69%**	**7.80%**
CENTRAL ZONE	**2 M**	**12.5 G/T**	**0.95%**	**29.3%**
LA PEQUENIA	2 M	251.0	1.61	0.44
LA PEQUENIA	2 M	282.0	5.58	0.80
LA PEQUENIA	2 M	178.0	4.32	0.93
LA PEQUENIA	**TOTAL 6 M**	**237.0 G/T**	**3.84%**	**0.72%**

One drill rig is testing the **Bolivar West** zone along the west side of the ancient Bolivar Mine (hole 17). This sub-vertical structure with a northwest direction extends over a distance of two kilometers. Holes DIA-11-04 and DIA-16-04, whose results should be available soon, have shown mineralized zones over ten meters thick in a breccia and also at the granite/skarn contact.

The second drill is testing for the first time the **El Gallo 2** structure with a northeast orientation located two kilometers east (hole 18). **El Gallo 2** is in the same sector as and parallel to **El Gallo 1** and **El Gallo 3** which were tested by holes 1-2 and 4-5 at the beginning of the program.

Results of hole 2 announced on January 27, 2004 are as follows:

FROM	TO	THICKNESS	CU %	AG G/T
121.7	142.5	20.8 m	0.63%	26.32 g/t
Including 134	142.5	8.5 m	1.09%	18.71 g/t
196	198.0	2.0 m	0.97%	18.50 g/t
206	207.5	1.5 m	1.33%	16.33 g/t

Results of hole 4 announced on March 4, 2004 are as follows:

SAMPLE DESCRIPTION	FROM (M)	TO (M)	CU (%)	AG (G/T)	ZN (%)
226297	90	91	1.73	33.9	2.27
226298	91	92	2.45	40.9	6.36
226299	92	93	1.66	36.8	11.60
226300	93	94	0.78	30.0	11.95
226301	94	95	1.08	27.9	3.90
226302	95	96	2.15	58.8	0.35
226303	96	97	2.03	57.8	0.29
AVERAGE 7 METERS			**1.70% CU**	**40.87 G/T AG**	**5.25% ZN**

Results of hole 5 announced on March 8, 2004 are as follows:

SAMPLE DESCRIPTION	FROM (M)	TO (M)	CU (%)	AG (G/T)
226331	110	111	2.25	36.7
226332	111	112	*1.66*	*20.7*
226333	112	113	5.41	73.2
226334	113	114	3.77	104.0
226335	114	115	3.71	84.8
226336	115	116	2.50	40.3
AVERAGE 6 METERS			**3.22% CU**	**60.0 G/T AG**

Seven holes were drilled on the **Increible** structure (holes 3, 7, 8, 10, 12, 14 and 15). This northwest oriented brecciated zone presents mineralizations over 50 meters thick. Hole DIA-12-04, currently being assayed, has intersected a chalcopyrite, sphalerite, bornite and chalcocite mineralized brecciated zone 48 meters thick. Further drilling is planned in this zone to test the depth extension.

Results of hole 3 announced on February 10, 2004 are as follows:

SAMPLE DESCRIPTION	AG (G/T)	CU (%)	ZN (%)
226084	19.8	1.42	0.19
226085	140.0	6.82	0.38
226086	2.6	0.30	0.23
226087	7.1	0.47	0.08
226088	0.7	0.17	0.08
226089	580.0	8.09	0.35
226090	176.0	11.75	0.13
226091	262.0	11.40	>30.00
226092	108.0	3.81	16.95
AVERAGE 9 METERS	**144.0 G/T AG**	**4.91% CU**	**5.38% ZN**

Note: All samples represent one-meter section.

Hole 7, some 95 meters to the northeast of hole #3, returned 5 meters of 1.8% Cu and 12 g/t Ag at a depth of 35 meters.

The **Bolivar North** structure is the direct extension of the ancient Bolivar Mine. Drillings 6 and 9 have partially tested this structure. Hole 6 intersected 17 meters at 1.97% Zn and 22.6 g/t Ag, four meters at 1.02% Cu and four (4) meters at 0.55 g/t Au and 29.9 g/t Ag.

The other mineralized structures still to be drilled are:

(i) **El Gallo 2** located at the intersection of a two structures oriented respectively northeast and northwest shows outcrops grading between 3% and 8% Cu;

(ii) **La Montura** averaging 34 g/t Ag, 3.6% Cu and 7.8% Zn across 6 meters;

(iii) **Central Zone**, a large northwest oriented structure not easily accessible, shows outcrops grading up to 29% Zn;

(iv) **La Pequinia**, averaging 237 g/t Ag, 3.84% Cu and 0.72% Zn across 6 meters; and

(v) **Val 1, Val 2 and Val 3**, three northwest oriented parallel structures, show outcrops grading between 4% and 6% Cu.

The drilling program is progressing well and over 3,000 meters have been drilled up to now. A fourth drill rig and additional equipment are on their way to Mexico from Canada.

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FOR FURTHER INFORMATION, PLEASE CONTACT:

RÉJEAN GOSSELIN, President
Telephone: (514) 866-6001
Fax: (514) 866-6193

PIERRE THOMAS LAFLAMME, Investors' relation
Telephone: (819) 847-2879

Or visit our website: WWW.DIABRAS.COM

PRESS RELEASE

No 07

DIA BRAS EXPLORATION INC.
2855 - 630 René-Lévesque Blvd. West
Montréal, Québec H3B 1S6

Symbol on TSX-Venture:	**DIB**
Shares issued and outstanding:	**35,714,991**
Closing price on March 30, 2004:	**$1.16**

DRILLING TO COMMENCE ON SAN JOSE SILVER PROPERTY

Montréal, Québec – March 31, 2004 - **DIA BRAS EXPLORATION INC.** (the "Company" or "Dia Bras") announces that it has received results from the detailed geological mapping performed on the San Jose property. Recent sampling from the main structure returned values up to 21 g/t Au; 1390 g/t Ag; and 6.16% Pb.

The San Jose property covers 462 hectares where five 300-metre long veins varying in thickness from 1.0 to 4.0 metres are identified. Assays on selected samples reached 6.35 g/t Au; 5215 g/t Ag; 1.33% Cu; 2.39% Zn; and 30.8% Pb. (January 26, 2004 press release). All roads and drill sites are now completed and the 4000-metre drilling campaign will start next week using a third drill now on site and a fourth drill starting mid-April. Montex Inc. will finance this campaign in accordance with the San Jose Joint Venture Agreement ("Montex Joint Venture") (January 22, 2004 press release) in order to earn a 49% interest in the property.

On the newly acquired El Oro property, also under a Joint Venture Agreement with Montex Inc., that covers the northwest extension of the Val/Valenzuela property, new results from preliminary mapping revealed, more than 2 km from the existing Cu-Zn-Ag mineralized structures, values ranging from 2.82% to 6.38% Cu and 323g/t to 702 g/t Ag.

The Company also received results of holes #6 and #7. Hole #6 testing a new zone of interest located 900 metres northwest of hole #3 (9 metres of 144 g/t Ag; 4.91% Cu and 5.38% Zn – See February 9, 2004 press release) intersected 17 metres of 1.97% Zn and 22.6 g/t Ag between 27 and 43 metres as well as a section of 4 metres of 1.02% Cu between 37 and 41 metres. Hole #6 also revealed another mineralized section of 4 metres between 18 and 22 metres carrying 0.55 g/t Au and 29.9 g/t Ag. Two additional holes are planned in the vicinity of hole #6 to better define this new mineralized zone. Hole #7, some 95 metres to the northeast of hole #3, returned 5 metres of 1.8% Cu and 12 g/t Ag at a depth of 35 metres. Drilling is continuing with two rigs on the Val/Valenzuela Cu-Zn-Ag mineralized structures.

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FOR FURTHER INFORMATION, PLEASE CONTACT:

RÉJEAN GOSSELIN, President
Telephone: (514) 866-6001
Fax: (514) 866-6193

PIERRE THOMAS LAFLAMME, Investors' relation
Telephone: (819) 847-2879

Or visit our website: WWW.DIABRAS.COM